Form 20-F
period 2006-12-31
Trina Solar LTD
filed 2007-06-12
CIK 1382158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 001-33195

TRINA SOLAR LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 2 Xin Yuan Yi Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to be registered
American Depositary Shares, each representing 100 ordinary shares, par value $0.00001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,121,534,728 ordinary shares, par value $0.00001 per share, as of December 31, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F,

•	“we,” “us,” “our,” and “our company” refer to Trina Solar Limited, its predecessor entities and its subsidiaries;

•	“Trina” refers to Trina Solar Limited;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.00001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents 100 ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; and

•	“RMB” or “Renminbi” refers to the legal currency of China, “$” or “U.S. dollars” refers to the legal currency of the United States, and “Euro” refers to the legal currency of the European Union.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB7.8041 to $1.00, the noon buying rate in effect on December 29, 2006 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On June 8, 2007, the noon buying rate was RMB7.6666 to $1.00.

We completed the initial public offering of 5,300,000 ADSs on December 22, 2006. On December 19, 2006, we listed our ADSs on the New York Stock Exchange under the symbol “TSL.” In January 2007, the underwriters exercised their over-allotment option for the purchase of an additional 510,300 ADSs. On June 6, 2007, we completed a follow-on public offering of 5,406,280 ADSs sold by us and certain selling shareholders.

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Our selected consolidated statement of operations data for the year ended December 31, 2003 and our consolidated balance sheet as of December 31, 2003 have been derived from our audited consolidated financial statements, which are not included in this annual report.

Our selected consolidated statement of operations data for the year ended December 31, 2002 and our consolidated balance sheet as of December 31, 2002 have been derived from our unaudited consolidated financial statements, which are not included in this annual report. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except for operating data and percentages)
Consolidated Statement of Operations Data
Net revenues	$6,451	$2,712	$414	$27,275	$114,500
Cost of revenues	4,312	1,771	373	20,986	84,450

Gross profit	2,139	942	41	6,289	30,050
Operating expenses:
Selling expenses	—	—	66	521	2,571
General and administrative Expenses	238	295	40	1,375	8,656
Research and development Expenses	59	50	262	122	1,903

Total operating expenses	297	345	368	2,018	13,130

Income (loss) from continuing operations	1,842	597	(327)	4,271	16,920
Interest expenses	75	7	73	470	2,137
Interest income	—	1	4	16	261
Other income (expenses)	—	(36)	(35)	(27)	(82)

Income (loss) before income taxes	1,767	554	(431)	3,790	14.962

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except for operating data and percentages)
Income tax expenses (benefits)	133	35	(52)	570	1,788
Minority interest	—	5	13	—	—

Net income (loss) from continuing operations	1,634	524	(366)	3,220	13,174
Net Income (loss) from discontinued operations	153	(396)	354	91	(753)

Net income (loss)	$1,787	$128	$(12)	$3,311	$12,421

Earnings per ordinary share from continuing operations
— Basic	0.002	0.001	—	0.003	0.010
— Diluted	0.002	0.001	—	0.003	0.010
Earnings per ADS from continuing operations
— Basic	0.163	0.052	(0.037)	0.322	0.978
— Diluted	0.163	0.052	(0.037)	0.322	0.959
Earnings per ordinary share
— Basic	0.002	—	—	0.003	0.009
— Diluted	0.002	—	—	0.003	0.009
Earnings per ADS
— Basic	0.179	0.013	(0.001)	0.331	0.922
— Diluted	0.179	0.013	(0.001)	0.331	0.904
Weighted average ordinary shares outstanding
— Basic	1,000,000,000	1,000,000,000	1,000,000,000	1,000,000,000	1,038,316,484
— Diluted	1,000,000,000	1,000,000,000	1,000,000,000	1,000,000,000	1,058,483,593
Weighted average ADS outstanding
— Basic	10,000,000	10,000,000	10,000,000	10,000,000	10,383,165
— Diluted	10,000,000	10,000,000	10,000,000	10,000,000	10,584,836

Consolidated Financial Data
Gross margin	33.2%	34.7%	9.8%	23.1%	26.2%
Net margin of continuing operations	25.3%	19.3%	(88.6)%	11.8%	11.5%

Consolidated Operating Data
Solar modules shipped (in MW)	—	—	0.12	6.79	27.39
Average selling price ($/W)	—	—	$3.45	$4.02	$3.98

	As of December 31,
	2002	2003	2004	2005	2006
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$2,193	$776	$3,395	$1,224	$93,380
Inventories	376	—	541	6,696	32,230
Accounts receivable, net	—	807	81	4,924	29,353
Other receivables	52	98	238	817	1,228
Property, plant and equipment, net	74	63	758	9,630	51,419
Total assets	6,835	5,035	11,192	32,298	251,745
Short-term borrowings	336	63	3,656	6,628	71,409
Accounts payable	2,028	711	1,390	3,845	9,147
Total current liabilities	4,564	2,604	6,178	12,715	88,068
Accrued warranty costs	—	—	4	272	1,400
Long-term borrowings	—	—	—	4,957	5,122
Total shareholders’ equity	2,271	2,399	5,010	14,355	157,154
Total liabilities and shareholders’ Equity	$6,835	$5,035	$11,192	$32,298	$251,745

Exchange Rate Information

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB7.8041 to $1.00, the noon buying rate in effect on December 29, 2006 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment” for discussions of the effects of fluctuating exchange rates. On June 8, 2007, the noon buying rate was RMB7.6666 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per U.S. Dollar)
2002	8.2800	8.2772	8.2800	8.2700
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.8220	7.8350	7.8041

2006
November	7.8340	7.8622	7.8750	7.8303
December	7.8041	7.8220	7.8350	7.8041

2007
January	7.7714	7.7876	7.8127	7.7705
February	7.7410	7.7502	7.7632	7.7410
March	7.7232	7.7369	7.7454	7.7232
April	7.7090	7.7247	7.7345	7.7090
May	7.6516	7.6773	7.7065	7.6463
June (through June 8, 2007)	7.6666	7.6492	7.6666	7.6377

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

Our limited operating history may not serve as an adequate measure of our future prospects and results of operations.

There is limited historical information available about our company upon which you can base your evaluation of our business and prospects. We only began our current solar module manufacturing business in late 2004. As a result, we have shipped only a limited number of solar modules and have recognized limited revenues from sales of our solar modules. Our future success will depend on our ability to expand our manufacturing capacity significantly beyond its current level. Our business model, technology and ability to achieve satisfactory manufacturing yields for monocrystalline silicon ingots, wafers, cells and modules at higher volumes are unproven. Accordingly, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly growing market.

The current industry-wide shortage of polysilicon and the continuing increase of the price of reclaimable silicon may constrain our revenue growth and decrease our gross margins and profitability.

Polysilicon is an essential raw material in the production of solar cells and modules, and is also used in the semiconductor industry. There is currently an industry-wide shortage of polysilicon primarily as a result of the growing demand for solar power products. According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $35-$40 per kilogram delivered in 2005 to $50-$55 per kilogram delivered in 2006, and is expected to increase to $60-$65 per kilogram delivered in 2007. In addition, according to Solarbuzz, spot prices for incremental supplies of polysilicon, in some cases, reached $300 per kilogram in 2006. We purchase most of our polysilicon from the spot market using short-term contracts and purchase orders. Based on our experience, we believe that the average price of polysilicon will continue to remain high or increase in the foreseeable future until a significant portion of polysilicon manufacturing capacity currently under construction becomes available. Any increase in demand from the semiconductor industry will exacerbate the shortage. Increases in the price of polysilicon have in the past increased our production costs and may adversely impact our cost of revenues and net income.

We purchase polysilicon from a limited number of international and domestic suppliers. We cannot assure you that our polysilicon procurement strategy will be successful in ensuring an adequate supply of polysilicon at commercially viable prices to meet our solar module production requirements. If we are unable to meet customer demand for our products because of a shortage of polysilicon, we could lose customers, market share and revenues. This would materially and adversely affect our business, financial condition and results of operations.

To reduce our reliance on polysilicon, we produce monocrystalline silicon ingots and wafers by using a high proportion of reclaimable silicon raw materials, which include tops and tails of discarded portions of silicon ingots, pot scraps and broken silicon wafers acquired primarily from the semiconductor industry. However, prices of reclaimable silicon raw materials are also increasing due to growing demand, and we cannot assure you that we will be able to secure sufficient reclaimable silicon raw materials at commercially viable prices. If we fail to procure sufficient reclaimable silicon raw materials at reasonable prices, we may be unable to timely manufacture our products or our products may be available only at a higher cost, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. This would have a materially negative impact on our business, financial condition and results of operations.

We may be adversely affected by volatile market and industry trends, such as the recent decrease in the price of solar modules.

There are indications that the solar energy market and industry have been experiencing a price decrease in solar modules since the second half of 2006. Demand for solar modules in major markets, such as Germany, slowed in 2006, partly due to the adverse weather conditions during the winter season. With the continued strong global growth in production capacity of cells and modules, the production of modules has risen further compared to 2005. For example, companies in the semiconductor industry have begun to move to solar wafer and cell production. The growth of young but promising markets, such as Spain and Italy, may not be rapid enough to absorb the modules that are made available on the market. As a result, the price of modules has been adversely affected. Our business may be materially and adversely affected by the negative market and industry trend if it continues, particularly with respect to the fall in the price of solar modules when more existing and new manufacturers are ramping up production capacity in modules.

We may not be successful in manufacturing solar cells cost-effectively.

We began manufacturing our own solar cells in April 2007. Prior to April 2007, we did not have any significant operating experience in solar cell manufacturing and face challenges in starting solar cell production. Manufacturing solar cells is a complex process.

Minor deviations in the manufacturing process can cause substantial decreases in yield and cell conversion efficiency and, in some cases, cause production to be suspended or yield no output. We have made significant capital expenditures to purchase manufacturing equipment for solar cell production. We will also need to invest significantly in research and development in solar cell technology to achieve the high conversion efficiency rates required for our solar cells and modules to remain competitive. If we face technological difficulties in our production of solar cells, we may be unable to expand our business as planned.

Currently, we have two production lines with an annual manufacturing capacity of 50 MW, and plan to increase our annual manufacturing capacity to 150 MW by adding four additional lines by the end of 2007. Of the solar cell lines to be added by the end of 2007, we intend to add two lines, equal to approximately 50 MW of capacity, that are capable of producing multicrystalline solar cells. We are targeting a conversion efficiency of approximately 15.5% for our multicrystalline solar cells. If we fail to implement our plan as expected or experience a delay in the ramp up, our business and results of operations may be materially and adversely affected.

We may experience difficulty in achieving acceptable yields and product performance as a result of manufacturing problems.

The technology for the manufacture of silicon ingots and wafers is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture wafers can cause a percentage of the wafers to be rejected, which in each case, negatively affects our yields. We have, from time to time, experienced production difficulties that have caused manufacturing delays and lower than expected yields. Further, most of our equipment is made domestically, which may be less reliable than foreign-made equipment.

Because our manufacturing capabilities are concentrated in our manufacturing facilities in Changzhou, China, any problem in our facilities may limit our ability to manufacture products. We may encounter problems in our manufacturing facilities, as a result of, among other things, production failures, construction delays, human errors, equipment malfunction or process contamination, which could seriously harm our operations. We may also experience floods, droughts, power losses and similar events beyond our control that would affect our facilities. For example, shortages or suspensions of power supplied to us have occasionally occurred due to severe thunderstorms in the area, and have disrupted our operations and caused severe damages to wafers in the process. A disruption to any step of the manufacturing process will require us to repeat each step and recycle the silicon debris, thus adversely affecting our yields.

The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could cause demand for our products and our revenues to decline.

Most of our products are used for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility grid. We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives for the use of solar power. The reduction or elimination of government subsidies and economic incentives may adversely hinder the growth of this market or result in increased price competition, which could cause our revenues to decline.

Today, the cost of solar power substantially exceeds the cost of power furnished by the electric utility grid in many locations, when upfront system costs are factored into cost per kilowatt hour. As a result, federal, state and local governmental bodies in many countries, such as Germany, Spain, Italy, the United States, Japan and China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government subsidies and economic incentives could be reduced or eliminated altogether. For example, Germany, our most significant market, has been a strong supporter of solar power products and systems. Utilities in Germany are generally obliged to purchase electricity generated from grid-connected solar power installation at defined feed-in tariff rates, which decline over time according to a predetermined schedule. Any political or market changes in Germany could result in significant reductions or eliminations of subsidies or economic incentives, such as a more accelerated reduction of feed-in tariffs than as planned according to the current schedule. Reductions in, or eliminations of, government subsidies and economic incentives for on-grid solar energy applications before the solar power industry reaches the economies of scale necessary for solar power to become cost-effective in a non-subsidized market place could result in decreased demand for our products and cause our revenues to decline.

Higher interest rates may cause demand for solar power products to decline.

Some of our end-customers of solar power products rely on long-term loans to finance their purchases of solar power systems. An increase in interest rates will have the effect of increasing the prices that end-customers pay for solar power products. While we believe that the overall cost of solar power products will decline as the current polysilicon supply shortage is alleviated, any increase in interest rates may potentially offset some of the benefits derived from reductions in the cost of solar power products, thereby decreasing the demand for our products.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as policies adopted by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the demand for our products. For example, without a regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our customers of using our solar power products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition.

We anticipate that our products and their installation will be subject to oversight and regulation in accordance with national and local regulations relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual jurisdictions and design products to comply with the varying standards. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us and, as a result, could cause a significant reduction in demand for our solar power products.

If solar power technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may even decline, and we may be unable to sustain our profitability.

The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Market data on the solar power industry are not as readily available as those for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products in our targeted markets, including Germany, Italy and Spain, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:

•	cost-effectiveness, performance and reliability of solar power products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies and incentives to support the development of the solar power industry;

•	success of other alternative energy generation technologies, such as wind power, hydroelectric power and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by end users of solar power products, which tend to decrease when the economy slows down; and

•	deregulation of the electric power industry and broader energy industry.

If solar power technology is not suitable for widespread adoption or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may suffer and we may be unable to sustain our profitability.

Further development in multicrystalline technology or thin-film technologies or other changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our sales and profit to decline.

The solar power market is characterized by evolving technologies and standards that result in improved features, such as more efficient and higher power output, improved aesthetics and smaller size. This requires us to develop new solar power products and enhancements for existing solar power products to keep pace with evolving technologies and changing customer requirements.

Currently, we are focused on monocrystalline silicon technology and the expansion of high efficient production capacity based on monocrystalline silicon. Some of our competitors also produce solar modules using multicrystalline silicon wafers, which have lower energy conversion efficiency. However, producing multicrystalline silicon wafers is cheaper than producing monocrystalline silicon wafers of similar dimensions.

In addition, thin-film technologies are competing technologies in the solar power industry. According to Solarbuzz, in 2006, thin-film technologies represented 8% of the solar market, compared to 92% for crystalline technology. Thin-film technologies allow for lower production costs for solar cells by using lower amounts of semiconductor materials. Thin-film solar cells generally have a lower conversion efficiency rate than crystalline solar cells.

Further development in competing solar power technologies may result in lower manufacturing costs or higher product performance than those expected from our solar modules. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine our technology, enhance our existing solar power products, or develop and introduce new products, could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we may not be able to compete successfully and we may lose or be unable to gain market share.

The market for solar power products is competitive and fast evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. We compete with other solar module manufacturing companies such as Yingli Green Energy Holding Co., Ltd., BP Solar International Inc., ErSol Solar Energy AG, Suntech Power Holdings Co., Ltd. and Sunways AG. Some of our competitors also manufacture solar cells and supply us with solar cells. Some of our competitors have also become vertically integrated, from polysilicon production, silicon ingot and wafer manufacturing to solar power system integration, such as Renewable Energy Corporation ASA and SolarWorld AG. Many of our competitors have a stronger market position than ours, more sophisticated technologies and products, and larger resources and better name recognition than we have. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs. In addition, the barriers to entry are relatively low in the solar module manufacturing business, given that manufacturing solar modules is labor intensive and requires limited technology. Because of the current scarcity of polysilicon, supply chain management and financial strengths are the key barriers to entry. However, if the shortage of polysilicon eases, these barriers may no longer exist and many new competitors may enter the industry and cause the industry to rapidly become over-saturated.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and resources and significantly greater economies of scale, financial, sales and marketing, manufacturing, distribution, research and development, technical and other resources than us. In addition, our competitors may have stronger relationships or may enter into exclusive relationships with some of our key customers. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our business relies on sales of our solar modules, and our competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for solar modules. New competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

Our dependence on a limited number of solar cell manufacturers could prevent us from timely delivering our products to our customers in the required quantities, which could result in order cancellations and decreased revenues.

We currently enter into toll manufacturing arrangements by providing silicon wafers to toll manufacturers and receiving solar cells from them in return. In connection with such toll manufacturing arrangements, we rely on third-party toll manufacturers’ technologies to convert silicon wafers into solar cells. Our major suppliers of solar cells include Suntech Power Holdings Co., Ltd., Q-Cells AG, Motech Industries Inc. and DelSolar Co., Ltd. Some of our suppliers are also competitors as they are also makers of solar modules. To reduce our reliance on the toll manufacturers, we built our own solar cell lines with an initial annual manufacturing capacity of 50 MW to produce solar cells for use in our solar modules. However, if we fail to develop or maintain our relationships with these or our other manufacturers or if these manufacturers experience delays in supplying solar cells to us, we may be unable to timely manufacture our products or our products may be available only at a higher cost, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. These manufacturers could also decide not to supply solar cells to us due to competitive concerns. Problems of this kind could cause us to experience order cancellations and loss of market share and harm our reputation.

Noncompliance with present or future construction and environmental regulations may result in potentially significant monetary damages and fines.

In the past, we had begun constructing and operating facilities without having obtained all of the necessary construction and environmental permits. Although we have subsequently obtained all of the construction and environmental permits for these facilities, we could be subject to fines or penalties for our past non-compliance.

Because our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes, we are required to comply with national and local environmental regulations. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. Any failure by us to control the use or to restrict adequately the discharge of hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations, which would have a materially adverse effect on our business and results of operations.

Our costs and expenses may increase as a result of entering into fixed price, prepaid arrangements with our suppliers.

We plan to secure our supply of polysilicon increasingly through fixed-price, prepaid supply arrangements with both overseas and domestic suppliers. If the price of polysilicon decreases in the future and we are locked into fixed price, prepaid arrangements, our cost of revenues will be higher than otherwise. Additionally, if demand for our solar modules decreases, we may incur costs associated with carrying excess inventory, which may have a material adverse effect on our cash flows. To the extent we are not able to pass these increased costs and expenses on to our customers, our business, results of operations and financial condition may be materially and adversely affected. Since some of our supply contracts may require pre-payment of a substantial portion of the contract price, we may not be able to recover such pre-payments and would suffer losses should such suppliers fail to fulfill their delivery obligations under the contracts or fail to deliver raw materials meeting the quality stipulated in the contracts. For example, in 2006, we incurred a charge of $2.2 million resulting from failures of three of our suppliers to deliver goods as specified in the contracts and to reimburse us for our advance payment due to such suppliers’ own financial difficulties. Such incidents could occur in the future and could have a material adverse effect on our operations.

Our future success substantially depends on our ability to significantly expand both our manufacturing capacity and output, which exposes us to a number of risks and uncertainties.

Our future success depends on our ability to significantly increase both our manufacturing capacity and output. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds to purchase raw materials or to build additional manufacturing facilities, which we may be unable to obtain on commercially viable terms or at all;

•

delays and cost overruns as a result of a number of factors, many of which are beyond our control, such as increases in the price of polysilicon and problems with equipment vendors, particularly with respect to major equipment such as monocrystalline ingot pulling machines;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.

If we are unable to establish or successfully operate additional manufacturing capacity, or if we encounter any of the risks described above, we may be unable to expand our business as planned. Moreover, even if we do expand our manufacturing capacity we might not be able to generate sufficient customer demand for our solar power products to support our increased production levels.

In particular, we believe that the expansion of our manufacturing capacity is an integral part of our long-term strategy to achieve a grid parity cost structure. Our ability to meet our estimate for the scale of production needed to achieve grid parity is affected by a number of factors, including our ability to achieve vertical integration and to increase our efficiencies and margins, the likelihood that we may approach or reach a point of diminishing returns as we continue to expand our scale, the average purchase price of silicon we will pay in the future to meet our expansion requirements, and the cost of conventional grid electricity which will determine at which point grid parity can be reached. We might not be able to meet our desired scale of production in order to fully implement our strategy.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our solar modules to a limited number of customers. In 2005 and 2006, sales to our top five customers accounted for approximately 59.1% and 48.9%, respectively, of our total net revenues. Each of Inowatt Elektro Technik GmbH and Soleko GmbH contributed over 10% of our net revenues in 2005. Each of Corporación Zigor S.A. and Scatec AS contributed over 10% of our net revenues in 2006.

Sales to our customers are typically made through non-exclusive, short-term arrangements. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection by one or more of our significant customers of products competitive with ours;

•	loss of one or more of our significant customers due to disputes, dissatisfaction with our products or otherwise, and our failure to attract additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

Our business depends substantially on the continuing efforts of our executive officers, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers, especially Mr. Jifan Gao, our chairman and chief executive officer. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. Since our industry is characterized by high demand and intense competition for talent, we also may not be able to attract or retain additional highly skilled employees or other key personnel that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.”

If we fail to manage our growth effectively, our business may be adversely affected.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management personnel, systems and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, manage our customer relationships and manage our relationship with foundries and assembly and testing houses. All of these endeavors will require substantial management effort and skill and incurrence of additional expenditures. We might not be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business.

Future acquisitions may have an adverse effect on our ability to manage our business.

If we are presented with appropriate opportunities, we may acquire technologies, businesses or assets that are complementary to our business. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new technologies, businesses and personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business, and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions. Any difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business.

We face risks associated with the marketing, distribution and sale of our solar power products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2005 and 2006, we sold approximately 96.9% and 90.7%, respectively, of our products to customers outside of China. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	difficulty in engaging and retaining distributors who are knowledgeable about, and can function effectively in, overseas markets;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

Problems with product quality or product performance may cause us to incur significant warranty expenses, which may damage our market reputation, reduce our market share and cause sales to decline.

Our products may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. In addition, as we currently use toll manufacturers to produce solar cells for our modules, we have limited control over the quality of the solar cells we receive. Unlike solar modules, which are subject to certain uniform international standards, solar cells generally are not subject to uniform international standards, and it is often difficult to determine whether solar power product defects are a result of defective solar cells or other defective components of solar modules or other reasons. Furthermore, the solar cells and other components that we purchase from third-party suppliers are typically sold to us with no or only limited warranties.

On the other hand, our solar modules are typically sold with a two-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. We believe our warranty periods are consistent with industry practice. We have only begun to sell solar modules since November 2004. Although we conduct accelerated reliability testing of our solar modules, our solar modules have not been and cannot be tested in an environment simulating the 2-year and 25-year warranty periods. As a result, we may be subject to unexpected warranty expense and associated harm to our financial results for as long as 25 years after the sale of our products. Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

If we are unable to attract, train and retain qualified technical personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified technical personnel, particularly those with expertise in the solar power industry. There is substantial competition for qualified technical personnel, and we might not be able to attract or retain our qualified technical personnel. If we are unable to do so, our business may be materially and adversely affected.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

We have limited insurance coverage and may incur losses resulting from product liability claims.

As with other solar power product manufacturers, we are exposed to risks associated with product liability claims if the use of our solar power products results in injury. Since our products generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our solar modules in November 2004 and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. Moreover, we do not have any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments.

We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature.

As of December 31, 2006, we had $93.4 million in cash and cash equivalents and $76.5 million in outstanding borrowings, of which approximately $71.4 million was due within one year. We might not be able to obtain extensions of these borrowings in the future as they mature. In the event we are unable to obtain extensions of these borrowings, or if we are unable to obtain sufficient alternative funding at reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. Our business might not generate sufficient cash flow from operations to repay these borrowings, some of which are secured by significant amounts of our assets. In addition, repaying these borrowings with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth, and would have a material adverse effect on our business, financial condition and future prospects.

There were historical deficiencies with our internal controls and there remain areas of our internal and disclosure controls that require improvement. If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our common shares may, therefore, be adversely impacted.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to us for the fiscal year ending on December 31, 2007. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company place a significant strain on our management, operational and financial resources and systems.

Prior to our initial public offering, we were a young, private company with limited accounting and other resources with which to adequately address our internal controls and procedures. As a result, in our past audits, our auditors had identified material weaknesses and deficiencies with our internal controls. In our audit for the fiscal year ended December 31, 2006, our auditors observed a number of weaknesses and deficiencies with respect to our internal controls under the standards established by the Public Company Accounting Oversight Board. The material weaknesses identified by our independent registered public accounting firm include (i) insufficient accounting resources to properly identify adjustments, analyze transactions and prepare financial statements in accordance with U.S. GAAP, (ii) a lack of formal accounting policies and procedures for U.S. GAAP to ensure that our accounting policies and procedures are appropriately or consistently applied, and (iii) weaknesses in our inventory management. Following the identification of these material weaknesses and other deficiencies, we have undertaken remedial steps to address them, including hiring additional staff, training our new and existing staff and augmenting our financial information technology systems.

We plan to continue to take additional steps to improve our internal and disclosure controls to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. If, however, we fail to maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

Trina or Trina China may be required by the PRC tax authorities to withhold capital gains tax arising out of our restructuring in May 2006.

In connection with our restructuring in May 2006, certain former shareholders of Trina China transferred their equity interests in Trina China to Trina for a nominal consideration. As a result of the nominal consideration paid in these related party transactions, such consideration may be subject to pricing reassessment by the PRC tax authorities, leading to a recognition of capital gains by the transferring shareholders which would be subject to PRC tax. PRC tax law provides a safe harbor exemption from such capital gains tax in the case of an intra-group restructuring. While our restructuring does not fall squarely within the requirements for the safe harbor, we believe that the PRC tax authorities may deem the restructuring to meet substantially all of the requirements for the safe harbor for tax-free treatment. The PRC tax authorities could, however, deem these transferring shareholders to have realized capital gains as a result of the restructuring.

Under PRC tax law, if a transferor is a foreign person without a presence in China, the transferee is obligated to withhold tax on any of the transferors’ gains arising from the transaction. As all of these transferring shareholders are deemed to be foreign persons without a presence in China, Trina China may be required to withhold tax on capital gains deemed to have been received by these former shareholders. These former shareholders have agreed to indemnify us against any withholding obligations or liabilities due to or imposed by the PRC tax authorities that may arise out of the restructuring. The PRC tax authorities could impose such withholding obligation on Trina or Trina China or impose fines or penalties on Trina or Trina China for its failure to make such withholding. If such withholding obligation is imposed and we are not indemnified by these transferring shareholders, our potential tax exposure would be approximately $2.8 million, excluding any fines or penalties. The amount of such fines or penalties is difficult to estimate as the determination of whether any such fines or penalties would be imposed and the amount of such fines or penalties are at the discretion of the PRC tax authorities.

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our principal shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. Furthermore, our articles of association contain a quorum requirement of at least one-third of our total outstanding shares present in person or by proxy. Two or more shareholders with an aggregate shareholding of more than one-third could constitute a quorum and approve actions which may not be in the best interest of our other shareholders.

Fluctuations in exchange rates could adversely affect our business.

Most of our sales are denominated in U.S. dollars, with the remainder in Renminbi and Euros, while a substantial portion of our costs and expenses is denominated in U.S. dollars, with the remainder in Renminbi. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, may affect our net profit margins and could result in fluctuations in foreign exchange and operating gains and losses. In 2006, we entered into two short-term foreign exchange derivative contracts to protect against volatility of cash flows caused by fluctuations in exchange rates between Renminbi and U.S. dollars. As of December 31, 2006, we had no outstanding foreign exchange hedge contracts. We have not used any other forward contracts, currency options or borrowings to hedge our exposure to foreign currency exchange risk. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct substantially all of our manufacturing operations through our wholly-owned subsidiary, Trina China, a limited liability company established in China. Trina China is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by the superior government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We rely on dividends paid by our subsidiary for our cash needs.

We conduct substantially all of our operations through Trina China. We rely on dividends paid by Trina China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to Trina China and its articles of association, Trina China is required to maintain a general reserve fund and a staff welfare and bonus fund. Contributions to such reserves are made from Trina China’s net profit after taxation. As a result of these PRC laws and regulations, Trina China is restricted in its ability to transfer the net profit to us in the form of dividends. In addition, under a new PRC tax law to be effective in January 2008, dividends from Trina China to us may become subject to a 20% withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our business benefits from certain PRC government tax incentives, and the expiration of, or changes to, these incentives could have a material adverse effect on our results of operations” and “Item 4. Information on the Company—Regulation—Tax.” Furthermore, if Trina China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 8.0% appreciation of Renminbi against the U.S. dollar between July 21, 2005 and June 8, 2007. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. On May 18, 2007, China’s central bank announced that it would allow Renminbi to fluctuate more during each day’s foreign exchange rate trading. As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future adjustment or revaluation have increased and could further increase our costs in U.S. dollar terms. In addition, as we rely entirely on dividends paid to us by Trina China, any significant adjustment or revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares or ADSs. For example, to the extent that we need to convert U.S. dollars we receive from our overseas sales into Renminbi for our operations, appreciation of the

Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Certain portions of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, Trina China is able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the PRC government could take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by Trina China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if Trina China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance Trina China by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of Trina China to obtain foreign exchange through debt or equity financing.

Our business benefits from certain PRC government tax incentives, and expiration of, or changes to, these incentives could have a material adverse effect on our results of operations

The PRC government has provided various incentives to foreign invested enterprises. Because Trina China is a foreign invested enterprise engaged in manufacturing businesses and located in Changzhou, which is within a coastal economic zone, it is entitled to a preferential enterprise income tax rate of 24%. In addition, Trina China has been qualified as an “advanced technological enterprise” and, as a result, enjoyed a preferential enterprise income tax rate of 12% for the years 2004 to 2006. As the tax benefit for an “advanced technological enterprise” expired in 2006, the tax rate of Trina China has increased to 27% (24% enterprise income tax plus 3% local income tax) in 2007. However, because income from incremental investment to the registered capital of a foreign invested enterprise is entitled to a two-year exemption and a 50% reduction of the applicable income tax rate for the succeeding three years, and Trina China’s registered capital was increased from $7.28 million to $40 million, Trina China is eligible for an income tax exemption for 81.8% of its income from August 2006 to December 2007 and a 50% reduction from January 2008 to December 2010. 18.2% of Trina China’s income remains subject to a tax rate of 27% starting from January 2007. In addition, China’s parliament, the National People’s Congress, adopted the Enterprise Income Tax Law on March 16, 2007. This new tax law will replace the existing separate income tax laws for domestic enterprises and foreign-invested enterprises and become effective on January 1, 2008. Under the new tax law, a unified enterprise income tax rate is set at 25% for both domestic enterprises and foreign-invested enterprises.

However, there will be a five-year transition period for foreign-invested enterprises. In addition, an enterprise that enjoys a preferential tax treatment for a fixed term may continue to enjoy such treatment until the fixed term expires. During the transition period, Trina China will be allowed to continue to enjoy the existing preferential tax treatment. In addition, under the new tax law, a “resident enterprise,” which includes an enterprise established outside of China with management located in China, will be subject to PRC income tax. If the PRC tax authorities subsequently determine that Trina should be deemed a resident enterprise, then Trina’s global income will be subject to PRC income tax at a tax rate of 25%. The exemption to the 20% withholding tax on dividends distributed by foreign-invested enterprises to their foreign investors under the current tax laws may no longer be available under the new tax law. Since the new law has only been adopted recently, there is uncertainly as to how it should be interpreted or implemented. Any discontinuation of tax preferential tax treatment, any increase of the enterprise income tax rate applicable to Trina China, the imposition of PRC income tax on Trina’s global income or the imposition of withholding tax on dividends distributed from Trina China to Trina could have a material adverse effect on our financial condition and results of operations.

The approval of the Chinese Securities Regulatory Commission might have been required in connection with our initial public offering under a recently adopted PRC regulation, and, if required, we could be subject to sanction, fines and other penalties.

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, requires offshore special purpose vehicles, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. We believe, based on the advice of Fangda Partners, our PRC counsel, that this regulation does not apply to us and that CSRC approval is not required because (1) Trina is not a special purpose vehicle formed for the purpose of acquiring a PRC domestic company because Trina China was a foreign-invested enterprise before it was acquired by Trina, and, accordingly, Trina China did not fall within the definition of a PRC domestic company as set forth in the new regulation; and (2) such acquisition was completed before the new regulation became effective. On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. In the opinion of Fangda Partners, the new notice does not contradict its interpretation of the new regulation, nor does it add greater clarity to the applicability of the new regulation to us or our initial public offering. Based on the advice we have received from our PRC counsel, we did not seek the CSRC approval in connection with our initial public offering.

Since the new regulation has only recently been adopted, there is some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or other PRC regulatory body subsequently determines that the CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In that case, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, restrict or prohibit payment or remittance of dividends by Trina China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Recent regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations.

In October 2005, SAFE promulgated a regulation known as Circular No. 75. that states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under this regulation, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. While we believe our shareholders have complied with existing SAFE registration procedures, any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject our company to fines or sanctions imposed by the PRC government, including restrictions on Trina China’s ability to pay dividends or make distributions to us and our ability to increase our investment in or to provide loans to Trina China.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian flu, SARS or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside of China, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Related to Our Ordinary Shares and ADSs

The market price for our ADSs has been and is likely to continue to be highly volatile.

The market price for our ADSs has been and is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other solar power technology companies;

•	addition or departure of our executive officers and key research personnel;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	fluctuations in the exchange rates between the U.S. dollar, the Euro and Renminbi;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

•	sales or perceived sales of additional ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Substantial future sales or perceived sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of date of this annual report, we had 2,537,687,322 ordinary shares outstanding, including 1,121,658,000 ordinary shares represented by 11,216,580 ADSs. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933. All shares owned by our directors, executive officers, selling shareholders and certain other shareholders will be available for sale upon the expiration of the 90-day lock-up period from May 31, 2007 placed on those shares in connection with our follow-on public offering, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to expiration of the relevant lock-up period at the discretion of the underwriters. For example, the underwriters have waived the lock-up provisions with respect to the shares being sold by us and the selling shareholders in our follow-on public offering that were placed on those shares in connection with our initial public offering. To the extent shares are released before the expiration of the relevant lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

Holders of our ADSs do not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

Holders of our ADSs are not treated as one of our shareholders. Instead, the depositary will be treated as the holder of the shares underlying ADSs. Holders of our ADSs, however, may exercise some of the shareholders’ rights through the depositary and have the right to withdraw the shares underlying their ADSs from the deposit facility.

Except as described in this annual report and provided in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs may instruct the depositary to exercise the voting rights attaching to the shares represented by the ADSs. If no instructions are received by the depositary on or before a date established by the depositary, the depositary shall deem the holders to have instructed it to give a discretionary proxy to a person designated by us to exercise their voting rights. Holders of our ADSs may not receive voting materials in time to instruct the depositary to vote, and holders of our ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, might not have the opportunity to exercise a right to vote.

Holders of our ADSs may not be able to participate in rights offerings that are made available to our shareholders, and may not receive cash dividends if it is impractical to make them available to them.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary bank will not make rights available to holders of our ADSs unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, holders of our ADSs, may be unable to participate in our rights offerings and may experience dilution in their holdings.

In addition, the depositary of our ADSs has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and holders of our ADSs will not receive such distribution.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, our shareholders may have less protection for their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. As a result of all of the above, shareholders of a Cayman Islands company may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in a jurisdiction in the United States. The limitations described above will also apply to the depositary, which is treated as the holder of the shares underlying our ADSs.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments.

Item 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our predecessor company, Changzhou Trina Solar Energy Co., Ltd., or Trina China, was incorporated in December 1997. In anticipation of our initial public offering, we incorporated Trina Solar Limited, or Trina, in the Cayman Islands as a listing vehicle on March 14, 2006. Trina acquired all of the equity interests in Trina China through a series of transactions that have been accounted for as a recapitalization and Trina China became our wholly-owned subsidiary. We conduct substantially all of our operations through Trina China. In December 2006, we completed our initial public offering of our ADSs and listed our ADSs on the NYSE. In June 2007, we completed a follow-on public offering of our ADSs.

Our principal executive offices are located at No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China. Our telephone number at this address is (86-519) 548-2008 and our fax number is (86-519) 548-5869.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.trinasolar.com. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

B.	Business Overview

Overview

We are an integrated solar-power products manufacturer based in China. Since we began our solar-power products business in 2004, we have integrated the manufacture of monocrystalline ingots, wafers and solar cells for use in our solar module production. By the end of 2007, we expect to expand our platform to include the production of multicrystalline ingots, wafers and solar cells for use in our solar module production. Our solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide.

We produce standard solar modules ranging from 160 watts (W) to 185 W in power output. Our solar modules are built to general specifications as well as to our customers’ specifications. We sell and market our products worldwide, including in a number of European countries, such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. We sell most of our products to distributors, wholesalers and system integrators, including Corporación Zigor S.A., Scatec AS, SKR Energie GmbH, Schüco International KG, Conergy AG and Phönix SonnenStrom AG. Since our initial public offering in December 2006, we have expanded into other European markets such as Spain and Italy and have added customers such as Enerpoint srl, Enercat, Enerpal and Ensol.

We address the industry-wide shortage of polysilicon by forging supply relationships with several global and domestic silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies. In addition, our experience and know-how in working with monocrystalline silicon have enabled us to use a higher proportion of low-cost, reclaimable silicon raw materials in the production of ingots, as compared to other manufacturing methods generally used in the industry. We purchase polysilicon and reclaimable silicon materials from our network of over 20 suppliers and leverage our ability to use a higher proportion of lower-cost reclaimable silicon materials, currently accounting for up to 80% of our total silicon requirements. We have entered into long-term supply contracts with polysilicon suppliers, including Wacker Chemie AG and DC Chemical, as the industry-wide supply of polysilicon expands in line with current expectations. We also capitalize on our low-cost manufacturing capability in China to produce quality products at competitive costs.

As of December 31, 2006, we had an annual module manufacturing capacity of 59.8 megawatts (MW). We expect to increase our total annual production capacity from ingots to solar modules to 150 MW by the end of 2007 and to 350 MW by the end of 2008. We currently use toll manufacturers by providing wafers to them and receiving solar cells from them in return. Such wafers are converted into solar cells using the toll manufacturers’ own technology. From time to time, we also sell a portion of our ingots to toll manufacturers and purchase wafers from them in return. Toll manufacturing is a type of contract manufacturing frequently used in the solar power industry whereby part of the manufacturing process is outsourced to qualified third parties, or toll manufacturers. The raw materials used by toll manufacturers are usually supplied by the originating company in order to control sourcing quality. To complete our vertical integration strategy, we have built our own solar cell plant with an initial annual manufacturing capacity of 50 MW and have begun production of solar cells in April 2007.

We began our research and development efforts in solar products in 1999. In 2002, we began our system integration business, in late 2004 we began our current solar module business, and in April 2007 we began our production of solar cells. In 2005 and 2006, we had net revenues of $27.3 million and $114.5 million, respectively, and net income of $3.2 million and $13.2 million, respectively, from our continuing operations.

Products

We design, develop, manufacture and sell solar modules. Solar modules are arrays of interconnected solar cells encased in a weatherproof frame. We produce standard solar modules, ranging from 160 W to 185 W in power output, built to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. This power output is slightly below the amount of power required for a typical 29-inch television set with a 200 W specification. The variation in power output is based on the conversion efficiency of the cells used in our solar modules. We also design and produce solar modules based on our customers’ specifications. Our solar modules are sealed, weatherproof and able to withstand high levels of ultraviolet radiation and moisture. We primarily sell our modules under our own brand.

Manufacturing

We manufacture ingots, wafers, cells and modules. Our facilities include ingot, wafer, cell and module production lines with the current annual manufacturing capacity of 90 MW, 75.8 MW, 50 MW and 75 MW, respectively. The following table sets forth our manufacturing capacity and production output in MW equivalent of module production as a result of our ramp-up for each of our facilities.

Manufacturing Facility	Floor Space	Manufacturing Commencement Date	Annual Manufacturing Capacity as of December 31, 2006	Production Output for the Year Ended December 31, 2006	Estimated Annual Manufacturing Capacity as of December 31, 2007
(square meters)
Silicon ingots	Owned/11,163	August 2005	90.0 MW(1)	27.4 MW(1)	150 MW
Silicon wafers	Owned/5,286	February 2006	75.8 MW(1)	24.9 MW(1)	150 MW
Solar cells	Owned/13,344	April 2007	50.0 MW(2)	—	150 MW
Solar modules	Owned/5,348	November 2004	59.8 MW	27.4 MW	150 MW

(1)	Include modules produced but not shipped as of December 31, 2006.
(2)	As of April 2, 2007, when we commenced our production of solar cells.

We expect to increase our total annual manufacturing capacity from ingots to solar modules, to 150 MW by the end of 2007.

•

Silicon feedstock. We purchase polysilicon and reclaimable silicon raw materials from various suppliers, including silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies. We test and categorize reclaimable silicon raw materials based on their technical properties. These reclaimable silicon raw materials then undergo mechanical grinding and chemical cleaning before they are mixed using our proprietary formula. Our ability to mix the materials in the right proportion is critical to the production of high-quality silicon ingots.

•

Ingots. We began manufacturing ingots in August 2005 with pulling machines. As of December 31, 2006, we had 90 pulling machines with an aggregate annual capacity of approximately 229.3 metric tonnes, which typically yields 90.0 MW of modules based on current manufacturing processes. In the first quarter of 2007, we added another 20 pulling machines and our ingot output can support an estimated annual module capacity of 150 MW.

To produce monocrystalline silicon ingots, silicon raw materials are first melted in a quartz crucible in the pulling machine, which acts as a furnace. Then, a thin crystal seed is dipped into the melted material to determine the crystal orientation. The seed is rotated and then slowly extracted from the melted material which solidifies on the seed to form a single crystal.

We intend to establish a platform for the production of multicrystalline ingots by the end of 2007 and have purchased the necessary equipment, such as DSS (Directional Solidification System) furnaces, for its establishment. To produce multicrystalline ingots, silicon raw materials are first melted and cast into ingots. The resulting ingot consists of multiple smaller crystals as opposed to the single crystal of a monocrystalline ingot.

•

Wafers. Currently, we slice silicon wafers to a 220 micron thickness, while maintaining a low breakage rate. We began manufacturing wafers in February 2006. Ingots are squared and then sliced into wafers by high-precision cutting techniques using steel wires and silicon carbon powder. After being inserted into frames, the wafers go through a cleansing process to remove debris from the previous processes, and are then dried. Wafers are inspected for contaminants and packed and shipped in boxes to solar cell manufacturers. Our annual wafer manufacturing capacity as of December 31, 2006 was approximately 32.4 million wafers, which typically yields 75.8 MW of modules based on current manufacturing processes. We currently use toll manufacturers to produce a portion of our silicon wafers. We plan to increase our annual manufacturing capacity to approximately 66 million wafers by the end of 2007 to meet our estimated annual module capacity of 150 MW.

•

Solar cells. We currently produce our own solar cells, as well as use toll manufacturers for use in our solar modules. In April 2007, we began production of cells and have achieved an average conversion efficiency of 16.3%. We currently have two production lines with an annual manufacturing capacity of 50 MW and produce approximately 39,000 solar cells per day. We plan to increase our annual manufacturing capacity to 150 MW by adding four additional lines by the end of 2007. Of the solar cell lines to be added by the end of 2007, we intend to add two lines, equal to approximately 50 MW of capacity, that are capable of producing multicrystalline solar cells. We are targeting a conversion efficiency of approximately 15.5% for our multicrystalline solar cells.

To manufacture solar cells, the crystalline silicon wafer is used as the base substrate. After cleaning and texturing the surface, emitter is formed through a diffusion process. The front and back sides of the wafer are then isolated using the plasma etching technique, the oxide formed during the diffusion process is removed and thus an electrical field is formed. We then apply an anti-reflective coating to the surface of the cell using plasma enhanced chemical vapors to enhance the absorption of sunlight. The front and back sides of the cell are screen printed with metallic inks and the cell then undergoes a fire treatment in order to preserve its mechanical and electrical properties. The cell is tested and classified according to its parameters.

•

Solar modules. We began module manufacturing in November 2004. We increased our annual manufacturing capacity of modules from 6 MW per year as of November 2004 to 59.8 MW per year as of December 31, 2006. We currently have eight production lines, and plan to increase our annual manufacturing capacity to 150 MW by adding six additional lines by the end of 2007.

To assemble solar modules, we interconnect multiple solar cells by taping and stringing the cells into a desired electrical configuration. The interconnected cells are laid out, laminated in a vacuum, cured by heating and then packaged in a protective light-weight aluminum frame. Through this labor-intensive process, our solar modules are sealed and become weatherproof and are able to withstand high levels of ultraviolet radiation and moisture.

Solar module assembly remains a labor intensive process. We leverage China’s lower labor costs by using a greater degree of labor in our manufacturing process when it proves to be more efficient and cost-effective than using equipment. We are in close proximity to Chinese solar equipment manufacturers that offer many of the solar manufacturing equipment we require at competitive prices compared to most similar machinery offered by international solar equipment manufacturers.

Silicon Raw Material Supplies

Our business depends on our ability to obtain silicon raw materials, including polysilicon, reclaimable silicon raw materials and, from time to time, ingots. We procure polysilicon from international manufacturers as well as international and domestic distributors, and purchase reclaimable silicon raw materials from over 20 suppliers, including semiconductor manufacturers and silicon processing companies.

We have three procurement offices located in Asia and Europe. We believe our procurement team’s geographical proximity to the supply sources helps us better communicate with the suppliers and respond to them more efficiently. We believe our efforts to procure silicon raw materials from various sources will enable us to better control the silicon supply chain, increase manufacturing efficiency, and reduce margin pressure.

We have secured approximately 90% of our silicon raw material requirements to support our estimated production output in 2007 and 60% of our silicon raw material requirements in 2008. Most of this supply has been secured through one to three year medium-term contracts with polysilicon manufacturers, semiconductor companies and silicon reclamation companies. In addition, we are in active discussions with our suppliers to secure the rest of our silicon raw material requirements needed for our production output in 2007.

We intend to leverage the global reach of our procurement personnel to secure the remainder of our silicon requirements. In January and February 2007, we entered into two long-term contracts for the procurement of polysilicon with Wacker Chemie AG and DC Chemical, respectively. The shipments are expected to begin in 2009.

We believe that current polysilicon shortages may ease due the establishment of new polysilicon projects and the expansion of capacity in existing manufacturers. Our focus is to work closely with the new or expansion projects that we have identified as projects with the highest likelihood of success.

Solar Cell Supplies

We have historically purchased solar cells from third-party solar cell manufacturers. After we installed our monocrystalline ingot and wafer production lines, we began manufacturing silicon raw materials into ingots and wafers in-house, and outsourcing the fabrication of solar cells to solar cell manufacturers. We have developed collaborative relationships with various international and domestic manufacturers of solar cells, including Suntech Power Holdings Co., Ltd., Q-Cells AG, Motech Industries, Inc. and DelSolar Co., Ltd. To reduce our dependence on third-party solar cell manufacturers and to increase our efficiencies both in solar cell technology and solar module manufacturing, we began production of cells in April 2007. We currently have two production lines with an annual manufacturing capacity of 50 MW and produce approximately 39,000 solar cells per day. We plan to increase our annual manufacturing capacity to 150 MW by adding four additional lines by the end of 2007. In addition, in December 2006, we entered into a strategic cooperation agreement with Q-Cells AG, pursuant to which Q-Cells AG agreed to provide technical assistance to us during the ramp-up phase of our solar cell production lines. We also agreed to supply Q-Cells AG with a certain amount of high-quality monocrystalline wafers to be processed into high efficiency cells for our module assembly facility.

From time to time, we purchase monocrystalline ingots, wafers or cells not manufactured under toll arrangements to take advantage of favorable market conditions or to meet any of our production requirements. We expect to discontinue purchasing solar cells from toll manufacturers by late 2007, when our solar cell manufacturing output capacity is expected to be in line with our ingot, wafer and module manufacturing output capacity.

Quality Assurance

Our quality control was set up according to the quality system requirements of ISO 9001:2000. Our quality control consists of three components: incoming inspection through which we ensure the quality of the raw materials that we source from third parties, in-process quality control of our manufacturing processes, and output quality control of finished products through inspection and conducting reliability and other tests.

We have received international certifications for our quality assurance programs, including ISO 9001:2000, which we believe demonstrate our technological capabilities as well as instill customer confidence. The following table sets forth the major certifications we have received and major test standards our products have met as of the date of this annual report.

Certification Test Date	Certification or Test Standard	Relevant Products
October 2006	ISO 9001:2000 quality system certification	Production of solar module, design, developing, production, installation and customer service of solar power system (station)

December 2005	CE certification	Solar modules sold in Europe

August 2006	IEC 61215:1993 test standard	Solar modules sold in Europe

August 2006	TÜV Safety Class II Test	Solar modules sold in Europe

Customers and Markets

We currently sell our solar modules primarily to distributors, wholesalers and system integrators. Some of the system integrators also resell our modules to other system integrators. Our customers typically design and sell integrated systems that include our branded solar modules along with other system components. Our major customers for 2006 included Corporación Zigor S.A., Scatec AS, SKR Energie GmbH, Schüco International KG, Conergy AG and Phönix SonnenStrom AG.

A small number of customers have historically accounted for a majority of our net sales. The top five of our customers collectively accounted for approximately 59.1% and 48.9% of our net revenues in 2005 and 2006, respectively. Each of Inowatt Elektro Technik GmbH and Soleko GmbH contributed over 10% of our net revenues for 2005. Each of Corporación Zigor S.A. and Scatec AS contributed over 10% of our net revenues for 2006.

We currently sell most of our solar modules to customers located in Europe. Solar manufacturers like us have capitalized on the government and regulatory policies for the promotion of solar power in many jurisdictions. In order to continue growing our sales and to reduce our exposure to any particular market segment, we intend to broaden our geographic presence and customer base. While Germany continues to be a major market for us, we have significantly expanded our sales of solar modules to several solar power markets, including Spain and Italy. Since our initial public offering in December 2006, we have expanded into other European markets such as Spain and Italy and have added customers such as Enerpoint srl, Enercat, Enerpal and Ensol. In May 2007, we progressed towards some of our previously stated sales and marketing objectives by signing several agreements with well-recognized companies in Spain and Italy. One of the contracts represents a commitment to supply a range of 80 to 150 MW to Ibersolar of Spain from 2007 to 2010. These new contracts are in line with our goals of increasing our market presence in Europe outside of Germany and building a brand as one of the top global solar products companies.

The following table sets forth our total net revenues by geographical region for the periods indicated

	Year Ended December 31,
	2004		2005		2006
Region	Total Net Revenues	Percent	Total Net Revenues	Percent	Total Net Revenues	Percent
	(in thousands, except percentages)
Europe
Germany	$337	81.5%	$23,586	86.5%	$49,052	42.8%
Spain	—	—	—	—	43,448	37.9
Italy and others	—	—	2,776	10.2	10,862	9.6

Europe Total	337	81.5	26,362	96.7	103,362	90.3
China	34	8.1	848	3.1	10,632	9.3
South Africa and Others	43	10.4	65	0.2	506	0.4
Total	$414	100.0%	$27,275	100.0%	$114,500	100.0%

In the first quarter of 2007, sales to Spain, Italy and Germany consisted of approximately 34.3%, 24.3%, and 13.4% of our total net revenues, respectively. Germany accounted for a smaller percentage of our total net revenues due to slower demand for solar power products in such market during the winter season.

Many of our solar module sales are conducted via short-term purchase orders placed by our customers. We sometimes enter into long-term sales contracts with terms of three years under which we are obligated to sell our products at a set price during the term of the contract. In the past, given the strong industry demand for solar modules and increases in average selling price per watt, the short-term nature of our contractual arrangements allowed us to benefit from the price increases. Depending on the credit status of our customers, market demand and the term of the contracts, we generally require our customers to make a prepayment, with the remaining balance to be paid within 30 days after shipment.

As we plan to enhance our relationship with our key customers, we intend to enter into longer term sales contracts with flexible pricing in order to secure demand for our solar modules.

Pursuant to our sales contracts, we provide customers with warranty services. Our solar modules are typically sold with a two-year warranty for defects in material and workmanship and a minimum power output warranty for up to 25 years following the date of purchase or installation.

Sales and Marketing

We market and sell our solar power products primarily to distributors, wholesalers and system integrators, such as Enerpoint srl and Enerpal. Most of our sales personnel are based in Changzhou, China, and five of our employees are located in Europe. Our marketing programs include industry conferences, trade fairs and public relations events. Our sales and marketing group works closely with our research and development and manufacturing groups to coordinate our product development activities, product launches and ongoing demand and supply planning. We have near-term plans to expand our sales network by establishing offices in Europe and the United States dedicated to regional sales.

Intellectual Property

In manufacturing our solar power products, we use know-how available in the public domain and unpatented know-how developed in-house. We rely on a combination of trade secrets and employee contractual protections to establish and protect our proprietary rights. We believe that many elements of our solar power products and manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. Substantially all of our research and development personnel have entered into confidentiality, non-competition and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of their inventions, designs and technologies they develop during their terms of employment with us.

As of December 31, 2006, we had 15 issued patents and three patent applications pending in China. In general, most of our issued patents relate to technology that we do not use in our current production of solar power products, while some of our issued patents and our pending patent applications relate to technology that we are going to use, including technology relating to integration of construction elements into our solar modules or solar systems. As we expand our product portfolio and enter into solar cell manufacturing in the future, we believe that the development and protection of our intellectual property will become more important to our business. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide significant competitive advantage to us.

Competition

The market for solar power products is competitive and fast evolving. We expect to face increasing competition, which may result in price reductions, reduced margins or loss of market share. We believe that the key competitive factors in the market for solar modules include:

•	manufacturing efficiency;

•	power efficiency and performance;

•	price;

•	strength of supplier relationships;

•	aesthetic appearance of solar modules; and

•	brand name and reputation.

We compete with other module manufacturing companies such as Yingli Green Energy Holding Co., Ltd., BP Solar International Inc., ErSol Solar Energy AG, Suntech Power Holdings Co., Ltd. and Sunways AG. Some of our competitors also manufacture and supply us with solar cells. We believe one of our key advantages over some of these competitors is our high degree of vertical integration, which will be further strengthened with the completion of our proposed solar cell plant. Some of our competitors have also become vertically integrated, from silicon wafer manufacturing to solar power system integration, such as Renewable Energy Corporation ASA and SolarWorld AG. Many of our competitors have a stronger market position than ours and have greater resources and better brand recognition than we have. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs.

We may also face new competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar cells. If we fail to compete successfully, we may be unable to expand our customer base and our business would suffer.

In the immediate future, because of the growing demand for solar power products, shortage of polysilicon and rising cost of silicon raw materials, we believe that the competitive arena will increasingly center around securing silicon supply and forming strategic relationships to secure supply of key components and technologies. Consolidation of the segments of the solar industry supply chain is already occurring and will continue. We believe that should the supply of silicon stabilize while the demand for modules remains strong, the key to competing successfully will shift to more traditional marketing and sales activities, and strong relationships that we are currently building will support us in the new competitive environment.

Environmental Matters

We believe we have obtained all of the environmental permits necessary to conduct our business. Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. However, we have devoted efforts to reduce such wastes to acceptable levels. We have installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the wastes generated in our manufacturing process. We believe we are currently in compliance with all applicable environmental laws and regulations. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or a cessation of operations.

Insurance

We maintain property insurance policies with reputable insurance companies for covering our equipment, facilities, buildings and their improvements, and office furniture. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. We maintain director and officer liability insurance for our directors and executive officers. We do not maintain product liability insurance. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China. However, significant damage to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operation. We paid an aggregate of approximately $13,000 and $62,000 in insurance premiums in 2005 and 2006, respectively, for insurance coverage up to October 2007. The increase in premium was largely due to an increase in the scope of our insurance coverage, including our purchase of business interruption insurance.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil energy. The renewable energy law sets forth the national policy to encourage and support the use of solar and other renewable energy and the use of on-grid generation. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of electricity generated by solar and other renewable power generation systems.

The law also sets forth the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar photovoltaic systems and other solar energy utilization systems. It also provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects. In January 2006, China’s National Development and Reform Commission promulgated two implementation directives of the Renewable Energy Law. These directives set forth specific measures in setting prices for electricity generated by solar and other renewal power generation systems and in sharing additional expenses occurred. The directives further allocate the administrative and supervisory authorities among different government agencies at the national and provincial levels and stipulate responsibilities of electricity grid companies and power generation companies with respect to the implementation of the Renewable Energy Law.

China’s Ministry of Construction also issued a directive in June 2005, which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships. In addition, China’s State Council promulgated a directive in July 2005 which sets forth specific measures to conserve energy resources.

Environmental Regulations

We are subject to a variety of governmental regulations related to environmental protection. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, and the Law of PRC on the Prevention and Control of Noise Pollution.

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of January 1, 2005), or Catalogue. The Catalogue classifies the various industries into four categories: encouraged, permitted, restricted and prohibited. As confirmed by the government authorities, Trina China, our operating subsidiary, is engaged in an encouraged industry. Trina China is permitted under the PRC laws to be wholly owned by a foreign company. Trina China is, accordingly, also entitled to certain preferential treatment granted by the PRC government authorities, such as exemption from tariffs on equipment imported for its own use.

Tax

PRC enterprise income tax is calculated primarily on the basis of taxable income determined under PRC accounting principles. In accordance with Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises, or the Income Tax Law, and the related implementing rules, foreign invested enterprises incorporated in the PRC are generally subject to an enterprise income tax of 30% and a local income tax of 3%. The Income Tax Law and the related implementing rules provide certain preferential favorable tax treatments to foreign invested enterprises which qualify as “advanced technological enterprises” or are established in certain areas in the PRC.

In 2002, Trina China relocated to a high-tech zone in Changzhou, and as a “high and new technology enterprise,” it qualified for a preferential enterprise income tax rate of 15% in 2002 and 2003. As a foreign invested enterprise engaged in a manufacturing business, Trina China was also entitled to a two-year exemption from the enterprise income tax for its first two profitable years of operation, which were 1999 and 2000, and to a 50% reduction of its applicable income tax rate for the succeeding three years, which were from 2001 to 2003. Therefore, Trina China had a tax rate of 7.5% in each of 2002 and 2003. In 2004, Trina China moved out of the high-tech zone and no longer qualified for a preferential enterprise income tax rate of 15%. Trina China, a foreign invested enterprise engaged in a manufacturing business and established in Changzhou, which is within a coastal economic zone, is entitled to a preferential enterprise income tax rate of 24%. In addition, Trina China was qualified as an “advanced technological enterprise” and, as a result, enjoyed a preferential enterprise income tax rate of 12% for the years 2004 to 2006. As the tax benefit for an “advanced technological enterprise” expired in 2006, the tax rate of Trina China has increased to 27% (24% enterprise income tax plus 3% local income tax) in 2007. However, because income from incremental investment to the registered capital of a foreign invested enterprise is entitled to a two-year exemption and a 50% reduction of the applicable income tax rate for the succeeding three years, and Trina China’s registered capital was increased from $7.28 million to $40 million, Trina China is eligible for an income tax exemption for 81.8% of its income from August 2006 to December 2007. 18.2% of Trina China’s income remains subject to a tax rate of 27% starting from January 2007. In addition, China’s parliament, the National People’s Congress, adopted the Enterprise Income Tax Law on March 16, 2007. This new tax law will replace the existing separate income tax laws for domestic enterprises and foreign-invested enterprises and become effective on January 1, 2008. Under the new tax law, a unified enterprise income tax rate is set at 25% for both domestic enterprises and foreign-invested enterprises. However, there will be a five-year transition period for foreign-invested enterprises. In addition, an enterprise that enjoys a preferential tax treatment for a fixed term may continue to enjoy such treatment until the fixed term expires. During the transition period, Trina China will be allowed to continue to enjoy the existing preferential tax treatment. In addition, under the new tax law, a “resident enterprise,” which includes an enterprise established outside of China with management located in China, will be subject to PRC income tax. If the PRC tax authorities subsequently determine that Trina should be deemed a resident enterprise, then Trina’s global income will be subject to PRC income tax at a tax rate of 25%. The exemption to the 20% withholding tax on dividends distributed by foreign-invested enterprises to their foreign investors under the current tax laws may no longer be available under the new tax law. Since the new law has only been adopted recently, there is uncertainly as to how it should be interpreted or implemented.

Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and replacement services and the importation of goods in

China are generally required to pay value added tax, or VAT, at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a portion or all of the refund of VAT that it has already paid or borne. Imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT.

Foreign Currency Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Regulations (1996), as amended. Under the Regulations, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of the State Administration for Foreign Exchange of China, or SAFE, is obtained.

Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign invested enterprises in China may purchase and/or remit foreign exchange, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

Dividend Distribution

The principal regulations governing distribution of dividends of wholly foreign-owned enterprises include the Wholly Foreign-owned Enterprise Law (1986), as amended by the Decision on Amending the Law of the People’s Republic of China on Wholly Foreign-owned Enterprise (2000), and the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended by the Decision of the State Council on Amending the Implementing Rules of the Law of the People’s Republic of China on Wholly Foreign-owned Enterprise (2001).

Under these regulations, foreign invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign owned enterprises in China are required to set aside at least 10% of their respective after-tax profits based on PRC accounting standards each year, if any, to fund its general reserves fund, until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Wholly foreign owned enterprises are also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners.

In addition, under a new PRC tax law to be effective in January 2008, dividends from Trina China to us may become subject to a 20% withholding tax. See “—Regulation—Tax.”

C.	Organizational Structure

The following table sets out the details of our subsidiaries and the variable interest entity:

Name	Country of Incorporation	Ownership Interest
Top Energy International Limited	Hong Kong	100% direct
Changzhou Trina Solar Energy Co., Ltd	China	100% direct
Sun Era Industries Limited (1)	British Virgin Islands	—

(1)	Sun Era Industries Limited was incorporated to provide sales support and make toll manufacturing purchases exclusively for Trina China and was determined to be a variable interest entity of Trina China.

D.	Property, Plant and Equipment

All of our research, development and manufacture of ingots, wafers, cells and solar modules are conducted at our facilities in Changzhou, China, where we occupy a site area of approximately 152,526 square meters. We believe our current and planned facilities will meet our current and foreseeable requirements.

We selectively use automation to enhance quality consistency of our finished products and improve efficiency in our manufacturing processes. We use manufacturing equipment purchased primarily from Chinese solar equipment suppliers. Other critical equipment is sourced worldwide. Key equipment used in our manufacturing facilities includes ingot pulling machines, DSS furnaces, high-precision wafer sawing machines, diffusion furnace, screen print machines and automatic laminators. Set forth below is a list of our major equipment as of December 31, 2006.

Manufacturing Facility	Major Equipment	No. of Units in Operation as of December 31, 2006	No. of Units Expected to be in Operation by December 31, 2007	Source (Country)
Silicon ingots	Ingot pulling machines	90	110	China

	DSS furnace	—	23	United States

Silicon wafers	Wafer sawing machines	10	30	Switzerland

Solar cells	Diffusion furnace	2(1)	6	Germany

	Screen print machines			Italy

Solar modules	Automatic laminators	8	14	China

(1)	As of April 2, 2007.

With respect to encumbrances, in September 2006, we pledged our raw materials and inventories of a total appraised value of RMB144.31 million ($18.49 million) to secure repayment of our short-term borrowings of RMB70.0 million ($8.97 million) that will become due in September and October 2007. In March 2007, we mortgaged 20,381 square meters of our facilities and the underlying land use rights of 51,746 square meters to secure repayment of our RMB34.0 million ($4.36 million) short-term borrowings that will become due on March 30, 2008.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “Item 5. Operating and Financial Review and Prospects—G. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

Our net revenues have increased rapidly in recent years. In 2006, our net revenues were $114.5 million compared to $27.3 million in 2005. Our net revenues increased primarily due to our increased manufacturing capacity as demand for our products remained strong. In addition, our gross margins during those periods improved from 23.1% to 26.2%, and we recorded net income from continuing operations of $13.2 million in 2006 compared to net income of $3.2 million in 2005. Our gross margins and net income improved as the average selling prices of our products increased and as we enhanced vertical integration and achieved greater economies of scale, which partially offset by higher silicon raw material costs.

The most significant factors that affect the financial performance and results of operations of our solar products business are:

•	industry demand;

•	government subsidies and economic incentives;

•	availability and price of polysilicon and reclaimable silicon raw materials;

•	vertically integrated manufacturing capabilities; and

•	product pricing.

Industry Demand

Our business and revenue growth depends on market demand for solar power. Although solar power technology has been used for several decades, the solar power market has only grown significantly in the past several years. According to Photon Consulting, the global solar power market, as measured by annual solar power production, increased by 41.7% from 1.2 GW in 2004 to 1.7 GW in 2005. During the same period, solar power industry revenues grew from approximately $8 billion in 2004 to approximately $12 billion in 2005. Photon Consulting projects that solar power industry revenues and solar power production will reach $72 billion and 10.4 GW, respectively, by 2010. Solar power production is expected to grow at a CAGR of 43.7% from 2005 to 2010, driven largely by rising grid prices, government initiatives and new distribution channels, according to Photon Consulting.

Government Subsidies and Economic Incentives

We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of power provided by the electric utility grid in many locations, when upfront system costs are factored into cost per kilowatt. As a result, governmental bodies in many countries, most notably Germany, Spain, Italy, the United States, Japan and China, have provided subsidies and economic incentives to reduce dependency on non-renewable sources of energy. These subsidies and economic incentives have come in the form of capital cost rebates, feed-in tariffs and tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products. The demand for our solar modules in our targeted or potential markets is affected significantly by these government subsidies and economic incentives.

Availability and Price of Polysilicon and Reclaimable Silicon Raw Materials

Reclaimable silicon raw materials are essential raw materials for our business. Our proprietary process technology allows us to use a higher proportion (currently approximately 80%) of reclaimable silicon raw materials in the production of monocrystalline silicon ingots. The costs of these reclaimable silicon raw materials have historically been significantly less than the costs of polysilicon. However, due to the solar power industry’s growing demand for reclaimable silicon raw materials, prices of these reclaimable silicon raw materials are also increasing. We currently purchase reclaimable silicon raw materials from over 20 suppliers, including semiconductor manufacturers and silicon processing companies. Moreover, we are currently in discussions with other China-based semiconductor manufacturers to secure additional reclaimable silicon raw materials.

For the procurement of reclaimable raw materials, we enter into short-term contracts with terms of no more than six months each. The contracts provide for a fixed price and fixed amount and generally require prepayment prior to shipment. Most of the contracts give us the right to reject any shipment by our suppliers that does not meet our quality standards based on usability and resistivity of the materials. The contracts also specify a time period during which we can inspect the goods to ensure their quality.

Increases in the price of polysilicon have in the past increased our production costs and may impact our cost of revenues and net income. According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $35-$40 per kilogram delivered in 2005 to $50-$55 per kilogram delivered in 2006, and is expected to increase to $60-$65 per kilogram delivered in 2007. In addition, according to Solarbuzz, spot prices for incremental supplies of polysilicon, in some cases, reached $300 per kilogram in 2006. Based on our experience, we believe that the average price of polysilicon will continue to remain high or increase in the foreseeable future until a significant portion of polysilicon manufacturing capacity currently under construction becomes available. Any increase in demand from the semiconductor industry will exacerbate the shortage.

We purchase polysilicon mostly from silicon distributors and silicon manufacturers. For procurement of polysilicon, we enter into short-term, medium-term and long-term contracts. Our short-term contracts have terms of no more than one-year each. The contracts provide for a fixed price and fixed amount and generally require prepayment prior to shipment. Most of the contracts give us the right to reject any shipment by our suppliers that does not meet our quality standards based on grade levels, such as semiconductor grade or solar grade, of the polysilicon. The contracts also specify a time period during which we can inspect the goods to ensure their quality. Our medium-term contracts have terms ranging from one to three years, and our long-term contracts have terms ranging from five to ten years. These contracts generally have a fixed amount and fixed price subject to adjustments or variable price. These contracts generally require us to make an advance payment of a certain negotiated amount. In 2009, some of our medium-term and long-term contracts will become increasingly important as the suppliers will be required to perform under their silicon wafer supply commitment to us. In January and February 2007, we entered into two long-term contracts for the procurement of polysilicon with Wacker Chemie AG and DC Chemical, respectively. The shipments under those contracts are expected to begin in 2009.

Given the current state of the industry, suppliers of polysilicon and reclaimable silicon raw materials typically require customers to make payments in advance of shipment. Our suppliers generally require us to make a prepayment at a certain percentage of the order value prior to shipping. As a result, the purchase of silicon raw materials has required, and will continue to require, us to make significant working capital commitments beyond the capital generated from our cash flows from operations. We are required to manage our borrowings and equity contributions to support our purchases of raw materials.

Vertically Integrated Manufacturing Capabilities

We believe that our vertical integration strategy has allowed us, and will continue to allow us, to capture value throughout the solar power value chain, achieve better quality control of our products and realize synergistic cost savings. As part of our vertical integration efforts, we began manufacturing silicon ingots in August 2005 and wafers in February 2006. We began to use toll manufacturers in August 2005 to produce solar cells for our modules. As our current wafer output is insufficient to meet our wafer requirements, we also sell a portion of our ingots to toll manufacturers and purchase wafers from them in return.

Depending on prevailing market prices of silicon raw materials, from time to time, we purchase ingots from ingot manufacturers to take advantage of favorable market prices relative to other silicon raw materials. We also purchase wafers and cells, from time to time, to supplement any shortfalls we have with respect to our production capacity or to take advantage of favorable market conditions. As a result, we have developed relationships with various international and domestic suppliers of ingots, wafers and solar cells.

To further our vertical integration strategy, we began production of solar cells in April 2007, which we expect will enhance our margins. Our vertically integrated business model allows us to reduce excess costs, such as those associated with packaging and transportation, and the breakage loss that occurs during shipment between various production locations associated with toll manufacturing.

Product Pricing

We began selling our solar module products in November 2004. Our solar modules are priced based on the number of watts of electricity they generate as well as the market price per watt for solar modules. We price our standard solar modules based on the prevailing market prices at the time we enter into sales contracts with our customers or our customers place their purchase orders with us, taking into account the size of the contract or the purchase order, the strength and history of our relationship with each customer, and our silicon raw materials costs. Over the past few years, the average selling prices for standard solar modules have risen year-to-year across the industry primarily because of high demand and rising polysilicon costs. Correspondingly, the average selling price of our standard solar module products increased from $3.45 in 2004 to $4.02 in 2005 but decreased slightly to $3.98 in 2006. There are indications that the solar energy market and industry have been experiencing a price decrease in solar modules since the second half of 2006. Our business may be materially and adversely affected if such trend continues. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may be adversely affected by volatile market and industry trends, such as the recent decrease in the price of solar modules” for more details.

Most of our solar module sales are conducted via short-term purchase orders placed by our customers. We sometimes enter into short-term sales contracts with terms of three to six months with our customers under which we are obligated to sell our products at a set price during the term of the contract. Given the strong industry demand for solar modules and increases in average selling price per watt in the past, the short-term nature of our contractual arrangements had allowed us to benefit from price increases which helped to offset higher polysilicon costs. Our sales contracts typically require our customers to make a prepayment depending on the credit status of our customers, market demand and the term of the contracts, with the remaining price to be paid within 30 days after shipment. As we plan to enhance our relationship with key customers, we intend to enter into longer-term sales contracts with variable pricing in order to secure demand for our solar modules

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Net Revenues

Our net revenues are net of business tax, value-added tax and returns and exchanges. We began to generate net revenues from the sales of solar modules in November 2004. We also generated revenues from our solar power system integration business in 2003 and 2006. Factors affecting our net revenues include average selling price per watt, unit volume shipped and product demand for our solar modules.

In 2005 and 2006, sales to our top five customers accounted for approximately 59.1% and 48.9% of our net revenues, respectively, and sales to our largest customer accounted for 20.6% and 14.4% of our net revenues, respectively. We currently sell most of our solar modules to customers located in Europe, in particular Germany. The following table sets forth our total net revenues by geographical region for the periods indicated:

	Year Ended December 31,
	2004		2005		2006
Region	Total Net Revenues	Percent	Total Net Revenues	Percent	Total Net Revenues	Percent
	(in thousands, except percentages)
Europe
Germany	$337	81.5%	$23,586	86.5%	$49,052	42.8%
Spain	—	—	—	—	43,448	37.9
Italy and others	—	—	2,776	10.2	10,862	9.6

Europe Total	337	81.5	26,362	96.7	103,362	90.3
China	34	8.1	848	3.1	10,632	9.3
South Africa and Others	43	10.4	65	0.2	506	0.4

Total	$414	100.0%	$27,275	100.0%	$114,500	100.0%

In the first quarter of 2007, sales to Spain, Italy and Germany consisted of approximately 34.3%, 24.3%, and 13.4% of our total net revenues, respectively. Germany accounted for a smaller percentage of our total net revenues due to slower demand for solar power products in such market during the winter season.

Cost of Revenues

Our cost of revenues consists primarily of:

•

Silicon raw materials. Silicon raw materials comprise the majority of our cost of revenues. We purchase polysilicon and reclaimable silicon raw materials from various suppliers, including silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies.

•

Other direct materials for solar modules. Such materials include direct materials for the production of solar modules such as plastic, metallic pastes, tempered glass, laminate material, connecting systems and aluminum frames.

•

Toll manufacturing. We enter into toll manufacturing arrangements by providing wafers to toll manufacturers and receiving solar cells from them in return. The toll manufacturing cost is recorded as a part of our cost of revenues. As our wafer output is not sufficient to meet all of our wafer requirements, currently we also sell a portion of our ingots to toll manufacturers and purchase wafers from them in return. Before we established our current ingot and wafer manufacturing capabilities, we recorded the purchase price of the solar cells, as opposed to the toll manufacturing cost, as part of our cost of revenues.

•	Overhead. Overhead costs include equipment maintenance and utilities such as electricity and water used in manufacturing.

•	Direct labor. Direct labor costs include salaries and benefits for our manufacturing personnel.

•

Depreciation of facilities and equipment. Depreciation of manufacturing facilities and related improvements is provided on a straight-line basis over the estimated useful life of 20 years and commences from the date the facility is ready for its intended use. Depreciation of manufacturing equipment is provided on a straight-line basis over the estimated useful life of five to ten years, commencing from the date that the equipment is placed into productive use.

•

Solar power system integration. Our cost of revenues for system integration includes solar modules, batteries, inverters, electronic components, supporting structures, other related construction materials and labor.

Gross Margin

Our gross margin is affected by changes in our net revenues and cost of revenues. Our net revenues are determined by the average selling prices of our products as well as the number of units of our products that we are able to sell. Our cost of revenues is affected by our ability to control raw material costs, to achieve economies of scale in our operations, and to efficiently manage our supply chain, including our successful execution of our vertical integration strategy and our judicious use of toll manufacturers to fill potential shortfalls in production capability along the supply chain.

Our gross margins increased from 23.1% in 2005 to 26.2% in 2006, despite increases in silicon raw material prices. We were able to improve our gross margins as the average selling price of our solar modules increased and as we became more fully vertically integrated with the production of ingots beginning in August 2005 and wafers beginning in February 2006. Moreover, we achieved higher manufacturing efficiencies and greater economies of scale as we expanded production output of solar modules from 6.8 MW in 2005 to 27.4 MW in 2006.

We may face margin compression in the sales of solar modules due to the increase in the market price of polysilicon and if we are unable to increase our average selling price of solar modules due to market pressure to reduce the price per watt in order to achieve grid parity. However, we have been able to alleviate some of the margin pressure by manufacturing ingots using a higher proportion of reclaimable silicon materials. Furthermore, we believe that as our solar module business expands, additional economies of scale and successful execution of our vertical integration strategy will improve our margins.

We intend to enhance our margin by completing our vertical integration, including operating a solar cell manufacturing facility. Achieving our vertical integration strategy will allow us to reduce excess costs, such as those associated with packaging and transportation, and the breakage loss that occurs during shipment between various production locations associated with toll manufacturing.

Operating Expenses

Our operating expenses include selling expenses, general and administrative expenses and research and development expenses.

Selling Expenses

Selling expenses consist primarily of provisions for product warranties, travel and entertainment expenses, freight expenses, employee salaries, pensions and other sales and marketing expenses. In 2006, we recognized a one-time share-based compensation expense in connection with the transfer of beneficial interests in our company to our marketing personnel, as well as share-based compensation expenses in connection with our grants of restricted shares to employees. Our selling expenses have increased since 2004 primarily due to a warranty provision for solar modules that was established in 2005 and will be included in our selling expenses going forward. Our solar modules are typically sold with a two-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. We accrue the estimated cost of warranty based on 1% of the revenues generated from solar modules, consistent with the average industry level. Our selling expenses, excluding share-based compensation expense, as a percentage of net revenues decreased between 2004 and 2005 primarily due to a significant increase in net revenues driven by high market demand for our products, and slightly increased between 2005 and 2006. We expect our selling expenses, excluding share-based compensation expense, to increase in the near term as we increase our sales efforts, hire additional sales personnel, target new markets, establish representative offices and initiate additional marketing programs to build our brand.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative and finance personnel, bad debt provision, amortization of land use rights and travel and entertainment expenses. In 2006, we recognized a one-time share-based compensation expense in connection with the transfer of beneficial interests in our company to our administrative personnel, as well as share-based compensation expenses in connection with our grants of restricted shares to employees. Our general and administrative expenses have increased since 2004, primarily due to increases in the number of our administrative employees as well as their salaries and benefits. Our provision for uncollectible accounts has remained immaterial since 2004 as we have not had significant collection issues for receivables generated from our solar module business. We expect our general and administrative expenses, excluding share-based compensation expense, to increase as we hire additional personnel and incur expenses to support our operations as a public company, including compliance-related costs. However, we expect our general and administrative expenses to decrease as a percentage of net revenues as we achieve greater scale.

Research and Development Expenses

Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel and prototype and equipment costs relating to the design, development, testing and enhancement of our products and manufacturing process. In 2006, we recognized a one-time share-based compensation expense in connection with the transfer of beneficial interests in our company to our research and development personnel, as well as share-based compensation expenses in connection with our grants of restricted shares to employees. In late 2004, we disposed of our research and development subsidiary, Tianhe Research Institute Co., Ltd., or Tianhe Research, and in 2005 we received an annual research grant from the PRC government of an amount greater than that we received in 2004. Both of these events led to decreases in research and development expenses in 2005. Between 2005 and 2006, our research and development expenses increased significantly due to investment in solar cell technology in preparation of ramping up our solar cell production in April 2007. We expect our research and development expenses, excluding share-based compensation expense, to increase as we hire additional research and development personnel, expand and promote innovation in our process technologies of manufacturing monocrystalline ingots, wafers, cells and solar modules. We will continue to devote efforts to improve our technical know-how to produce monocrystalline ingots and wafers by using a higher proportion of reclaimable silicon raw materials. Moreover, as we continue to generate more reclaimable silicon from our own processes, we intend to establish a platform to use reclaimable silicon that we have identified as better suited and more cost-effective to be used for multicrystalline silicon production processes. Therefore, we will devote some of our research and development resources to develop such platform in order to improve our production efficiency.

Share-based Compensation Expenses

We adopted our 2006 share incentive plan in July 2006 and have granted a total of 45,725,760 restricted shares as of December 31, 2006. For a description of the restricted shares granted, including the exercise prices and vesting periods thereof, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2006 Share Incentive Plan.” Under Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide services to us in exchange for the equity award. For restricted shares granted to our employees, we record share-based compensation expense for the excess of the fair value of the restricted shares at the date of the grant over the purchase price that a grantee must pay to acquire the shares during the period in which the shares may be purchased. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares.

In 2006, we transferred certain beneficial interests of our Company to our employees and granted the following restricted shares to our employees.

Grant Date	Type of Securities	Number of Securities (in thousands)	Fair Value of Trina’s Ordinary Shares
March 10, 2006	Ordinary shares of Perseverance International Investment Limited	2.9	$0.0710
July 24, 2006	Restricted shares of Trina Solar Limited	38,532.8	$0.1096
August 10, 2006	Restricted shares of Trina Solar Limited	7,193.0	$0.1096

The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses.

	For the Year Ended December 31,
	2004		2005		2006
	(in thousand, except for percentages)
Cost of revenues	—	—	—	—	$415	15.2%
Selling expenses	—	—	—	—	323	11.8
General and administrative expenses	—	—	—	—	389	14.3
Research and development	—	—	—	—	1,600	58.7

Total share-based compensation expenses	—	—	—	—	$2,727	100.0%

Discontinued Operations

Prior to June 30, 2006, we were engaged in the aluminum siding business, which included the production, marketing and sale of aluminum exterior wall products used for cladding the exteriors of buildings and houses. On June 28, 2006, our board of directors resolved to discontinue our aluminum siding business and committed to a plan to settle the related liabilities and realize the related assets through the sale of scrap. Our aluminum siding operations ceased on June 30, 2006, and all of the employees from our aluminum siding business were transferred to our solar module business. We had net gains from our aluminum siding business of $354,237 and $91,010 in 2004 and 2005, respectively, and a net loss of $753,277 in 2006. In accordance with Financial Accounting Standards, or FAS, No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the financial position and results of operations from our aluminum siding business are reflected as discontinued operations in our consolidated financial statements included elsewhere in this annual report. In December 2006, we entered into a contract to sell the manufacturing equipment and buildings with the underlying land use rights, previously used in our aluminum siding business, for a total price of RMB5.8 million ($742,761) to Mr. Weifeng Wu and Mr. Weizhong Wu, brothers-in-law of Mr. Jifan Gao, our chairman and chief executive officer. The price was determined based on the higher of two formal offers, one of which came from a third party unrelated to us, and was approved by our audit committee and all of our independent directors.

Taxation

We recognize deferred tax assets and liabilities for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all of the deferred tax asset will be realized.

Under current PRC laws and regulations, a foreign invested enterprise in China is typically subject to an enterprise income tax of 30% and a local income tax of 3%. In 2002, Trina China relocated to a high-tech zone in Changzhou and was qualified as a “high and new technology enterprise.” As a result, it was entitled to a preferential enterprise income tax rate of 15%. In addition, as a foreign invested enterprise engaged in a manufacturing business, Trina China was entitled to a two-year exemption from the enterprise income tax for its first two profitable years of operation, which were 1999 and 2000, and to a 50% reduction of its applicable income tax rate for the succeeding three years, which were from 2001 to 2003. Therefore, Trina China had a tax rate of 7.5% in 2003.

In 2004, Trina China moved out of the high-tech zone and was no longer qualified for a preferential enterprise income tax rate of 15%. Trina China, as a foreign invested enterprise engaged in a manufacturing business and established in Changzhou, which is located within a costal economic zone, is entitled to a preferential enterprise income tax rate of 24%. Furthermore, the PRC government provides various incentives to foreign invested enterprises which qualify as “advanced technological enterprises.” Trina China has been qualified as an “advanced technological enterprise” and enjoyed a preferential enterprise income tax rate of 12% for the years 2004 to 2006. The PRC has enacted a new tax law to be effective in January 2008 that may change the tax treatment of Trina and Trina China. See “Item 4. Information on the Company—Regulation—Tax.”

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (iii) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenues for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has transferred to the customer, the sales price is fixed or determinable, and the collectibility of the resulting receivable is reasonably assured. Our sales agreements typically contain our customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions. We recognize sales of our solar modules based on the terms of the specific sales contract. Generally, we recognize sales when we have delivered our products to our customers’ designated point of shipment, which may include commercial docks or commercial shipping vessels. Some of our contracts may stipulate that we must defer recognizing revenues until we have delivered the product to our customer’s location and we receive documentation that they have accepted delivery. Revenues also include reimbursements of shipping and handling costs of products sold to customers.

Most of our sales contracts require our customers to make a prepayment depending on the credit status of our customers, market demand and the term of the contracts, with the remaining balance to be paid within 30 days after shipment. We record these prepayments as advances from customers until revenues are recognized. Our customers generally pay within 30 days after they receive a proof of shipment from us.

We also generate revenues from our solar power system integration business. We recognize revenues on a per project basis and based on the percentage of completion of the project at the time of determination. The percentage of completion is based on the cost incurred over the total cost budgeted for the project. If we determine that the estimated total cost of completion to be incurred on a project exceeds the amount of revenues under the contract, we expense that portion of excess cost in the period that we make such determination.

Warranty Cost

It is customary in our business and industry to warrant or guarantee the performance of our solar module products at certain levels of power output for extended periods. Our solar modules are typically sold with a two-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. If a solar module is defective, we will either repair or replace the module at our discretion. We maintain warranty reserves (recorded as accrued warranty costs) to cover potential liability that could arise from our warranties. Our accrued warranty cost reflects our best estimate of such liabilities. Due to our limited warranty claims to date, we accrue the estimated costs of warranties based on an assessment of our competitors and average industry level. The provision of the warranty accrues at the time of sale and is recognized as a component of selling expenses. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, we will prospectively revise our accrual rate.

Impairment of Long-lived Assets and Definite-lived Intangibles

We evaluate our long-lived assets and definite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets.

Allowance for Doubtful Accounts

We conduct credit evaluations of customers and generally do not require collateral or other security from them. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. We generally do not require collateral or other security interests from our customers when we grant them credit. With respect to advances to suppliers, our suppliers are primarily suppliers of silicon raw materials. We perform ongoing credit evaluations of our suppliers’ financial conditions. We generally do not require collateral or security against advances to suppliers. However, we maintain a reserve for potential credit losses and such losses have historically been within our expectations.

Share-based Compensation

Determining the value of our share based compensation expense in future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying shares. We grant our restricted shares at their fair value which generally represents the fair value of an unrestricted share less a discount calculated based on the length of time the share is restricted. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our restricted share compensation charges may change based on changes to our actual forfeitures. See “—Overview of Financial Results—Share-based Compensation Expenses.”

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method. Cost comprises direct materials and where applicable, direct labor costs, toll manufacturing costs and those overheads that have been incurred in bringing the inventories to their present location and condition.

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand.

Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2004		2005		2006
	(in thousands, except for percentages)
Net revenues:
Solar modules	$414	100.0%	$27,275	100.0%	$114,338	99.9%
System integration	—	—	—	—	162	0.1

Total net revenues	414	100.0	27,275	100.0	114,500	100.0
Cost of revenues:
Solar modules	373	90.2	20,986	76.9	84,292	73.6
System integration	—	—	—	—	158	0.2

Total cost of revenues	373	90.2	20,986	76.9	84,450	73.8

Gross profit	41	9.8	6,289	23.1	30,050	26.2
Operating expenses:
Selling expenses	66	16.0	521	1.9	2,571	2.2
General and administrative expenses	40	9.6	1,375	5.0	8,656	7.5
Research and development expenses	262	63.4	122	0.5	1,903	1.7

Total operating expenses	368	89.0	2,018	7.4	13,130	11.5
Income (loss) from continuing operations	(327)	(79.2)	4,271	15.7	16,920	14.8
Interest expenses	73	17.5	470	1.7	2,137	1.8
Interest income	4	0.9	16	0.1	261	0.2
Other income (expenses)	(35)	(8.6)	(27)	(0.1)	(82)	(0.1)

Income (loss) before income taxes	(431)	(104.4)	3,790	14.0	14,962	13.1
Income tax expenses (benefits)	(52)	(12.5)	570	2.1	1,788	1.6
Minority interest	13	3.2	—	—	—	—

Net income (loss) from continuing operations	(366)	(88.6)	3,220	11.8	13,174	11.5
Net income (loss) from discontinued operations	354	85.5	91	0.3	(753)	(0.7)
Net income (loss)	$(12)	(3.0)%	$3,311	12.1%	$12,421	10.8%

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenues. Our total net revenues increased by $87.2 million, or 319.8%, from $27.3 million in 2005 to $114.5 million in 2006. Our net revenues increased due to an increase in the volume of the solar modules we sold. The volume of the solar modules we sold increased from 6.8 MW in 2005 to 27.4 MW in 2006 due to the expansion of our manufacturing capacity. In addition, our average selling price decreased from $4.02 per watt in 2005 to $3.98 per watt in 2006 due to slower demand for solar modules in major markets such as Germany.

We did not generate any system integration revenues in 2005 and recorded net revenues of $162,367 in 2006 from our system integration business in Zhejiang.

Cost of Revenues. Our cost of revenues increased by $63.5 million, or 302.4%, from $21.0 million in 2005 to $84.5 million in 2006. Our cost of revenues increased primarily due to the rapid expansion of our solar module business. The increase in our cost of revenues was also impacted by the rising prices of silicon raw materials due to the industry-wide shortage of polysilicon. Moreover, we experienced an increase in depreciation costs due to the wafer manufacturing equipment we installed in 2006 as we ramped up our wafer manufacturing facilities in February 2006. Cost of revenues in 2006 also included charges of $2.2 million resulting from shipments by suppliers of defective raw materials to us. These suppliers refused to accept the return of the defective materials or to reimburse us for the amount we had prepaid. These suppliers are not our related parties. We have not made any other prepayment to these suppliers, and we do not intend to use these suppliers until these disputes have been settled. Any future use of these suppliers will be subject to modified contracts or credit terms. Cost of revenues in 2006 also included $414,941 of share-based compensation expenses. As a percentage of our total net revenues, our cost of revenues decreased from 76.9% to 73.8% during the same periods. The decrease was primarily due to cost savings derived from the vertical integration of the ingot-to-wafer manufacturing process which significantly reduced our expenditures on ingots and wafers from third-party suppliers. Our cost of revenues as a percentage of total net revenues decreased also due to the economies of scale we have achieved as our solar module business has grown.

We did not incur any cost of revenues attributable to our system integration business in 2005 and recorded cost of revenues of $158,090 in 2006 attributable to our system integration business in Zhejiang.

Gross Profit. As a result of the foregoing, our gross profit in 2006 increased by $23.7 million to $30.0 million, from $6.3 million in 2005. Our gross margin increased from 23.1% to 26.2% during the same periods.

Operating Expenses. Our operating expenses increased by $11.1 million, from $2.0 million in 2005 to $13.1 million in 2006. The increase in operating expenses was due to increases in selling expenses, general and administrative expenses and research and development expenses. As a percentage of total net revenues, operating expenses increased from 7.4% in 2005 to 11.5% in 2006.

Share-based compensation expenses allocated to our selling expenses, general and administrative expenses and research and development expenses in 2006 were $323,003, $389,431 and $1.6 million, respectively, based on the department where such employees worked at the time of the grant. In March 2006, we transferred beneficial interests in our company by our chairman and his wife to certain employees through the transfer of a 29% ownership interest in Perseverance International Investment Limited, or Perseverance, through which Ms. Chunyan Wu, the wife of our chairman, holds shares of our company, as well as grants of restricted shares to our employees. Perseverance was established as a British Virgin Islands company by Ms. Wu, as a special purpose vehicle solely for the purpose of holding a portion of the ordinary shares of our company upon restructuring. The special purpose vehicle Perseverance was used as one of the several options that Mr. Jifan Gao and Ms. Chunyan Wu considered when planning the transfer of interests in our company to certain employees. Ultimately, they considered using Perseverance for such purpose due in part to a desire to avoid diluting other shareholders’ beneficial interests in our company. The Perseverance shares were granted for free, and we recorded a share-based compensation expense equal to the fair value of our ordinary shares on the grant date. Due to a restructuring of Perseverance in May 2007, Ms. Chunyan Wu no longer holds shares in Perseverance. In addition, we adopted our 2006 share incentive plan in July 2006 and granted a total of 45,725,760 restricted shares in July and August 2006. We recorded share-based compensation expenses of $413,679 of our operating expenses in connection with the grants of the restricted shares.

Selling Expenses. Our selling expenses increased by $2.1 million from $520,736 in

2005 to $2.6 million in 2006, due primarily to an increase in warranty provision for solar modules as a result of significant increases in the volume of solar modules, as well as share-based compensation expenses. Other selling expenses increased due to costs associated with growing our solar module business. Selling expenses as a percentage of net revenues also increased from 1.9% to 2.2%.

General and Administrative Expenses. Our general and administrative expenses increased by $7.3 million, from $1.4 million in 2005 to $8.7 million in 2006. The increase was due in part to charges of a total amount of $2.2 million that were made in 2006 resulting from failures of three of our suppliers to deliver goods as specified in the contracts and to reimburse us for our advance payment due to such suppliers’ own financial difficulties. These suppliers are not related parties to us. We have not made any other prepayments to the suppliers, and we do not intend to use these suppliers until these disputes have been settled. Any future use of the suppliers will be subject to modified contracts or credit terms. We do not expect similar charges to be a regular occurrence in our ongoing operations. Other than the $2.2 million charges and the $2.2 million charges related to the suppliers who refused to accept the return, we have not recorded any additional valuation allowance against our advances to supplier balance of $34.6 million as of December 31, 2006. The increase in general and administrative expenses was also partially attributable to share-based compensation expenses, as well as accruals of audit and legal fees and bonuses to employees. Other general and administrative expenses increased due to the expansion of our solar module business.

Research and Development Expenses. Research and development expenses increased from $121,594 to $1.9 million between 2005 and 2006, primarily due to the incurrence of share-based compensation expenses.

Interest Expenses. Our interest expenses increased by $1.7 million, from $470,245 in 2005 to $2.1 million in 2006. Our interest expenses increased due to increases in interest payments in connection with two long-term loans which we entered into in June and July 2005, respectively, as well as increases in our short-term borrowings.

Income Tax Expenses. Our income tax expenses increased by $1.2 million, from $570,723 in 2005 to $1.8 million in 2006. Our income tax expenses increased primarily due to a significant increase in our profitability between 2005 and 2006. Trina China is subject to a preferential income tax rate of 12% in 2006.

Net Income from Continuing Operations. Net income from our continuing operations increased significantly between 2005 and 2006, from $3.2 million to $13.2 million. Net margin from our continuing operations decreased from 11.8% to 11.5% over the same periods due to share-based compensation expenses recorded in 2006.

Net Income from Discontinued Operations. We had a net gain of $91,010 and a net loss of $753,277 from our discontinued aluminum sidings business in 2005 and 2006, respectively, as we wound down such business.

Net Income. As a result of the foregoing, our net income increased significantly, from $3.3 million in 2005 to $12.4 million in 2006, representing an increase of $9.1 million. Our net margin decreased from 12.1% to 10.8% over the same periods partially due to share-based compensation expenses recorded in 2006.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Revenues. Our total net revenues increased by $26.9 million, or 6,494%, from $413,632 in 2004 to $27.3 million in 2005. The increase was due to the significant increase in revenues in our solar module business, which completed its first full year of operations. The volume of the solar modules we sold significantly increased from 0.12 MW in 2004 to 6.79 MW in 2005. The average selling price of our solar modules rose from $3.45 per watt in 2004 to $4.02 per watt in 2005 due to industry-wide higher prices for solar modules.

We did not generate any system integration revenues in 2004 and 2005.

Cost of Revenues. Our cost of revenues increased by $20.6 million, or 5,526%, from $373,028 in 2004 to $21.0 million in 2005. Our cost of revenues was driven by the rising prices of silicon raw materials due to the industry-wide shortage of polysilicon and high demand for such materials. We also experienced an increase in depreciation of equipment due to the installation of our ingot manufacturing capacities in July 2005. As a percentage of our total net revenues, cost of revenues decreased from 90.2% in 2004 to 76.9% in 2005. The decrease in our cost of revenues as a percentage of our total revenues was due primarily to the rapid increase in our net revenues in the first full year of our solar module operations, offset in part by an increase in our expenditures on silicon raw materials and other direct costs.

We did not incur any cost of revenues in 2004 and 2005 attributable to our system integration business.

Gross Profit. As a result of the foregoing, our gross profit increased by $6.2 million, or 15,390%, from $40,604 in 2004 to $6.3 million in 2005. Our gross margin increased from 9.8% in 2004 to 23.1% in 2005.

Operating Expenses. Our operating expenses increased by $1.6 million, or 448%, from $368,287 in 2004 to $2.0 million in 2005. The increase in our operating expenses was due to increases in selling expenses and general and administrative expenses, offset by a decrease in research and development costs. Operating expenses as a percentage of our total net revenues decreased from 89.0% in 2004 to 7.4% in 2005.

Selling Expenses. Our selling expenses increased by $452,522, or 686.4%, from $66,214 in 2004 to $520,736 in 2005. The increase in our selling expenses was due primarily to provision for warranty for solar modules that was established in 2005. Selling expenses as a percentage of our net revenues decreased from 16.0% in 2004 to 1.9% in 2005. Selling expenses as a percentage of net revenues decreased primarily due to our achieving economies of scale in our operations.

General and Administrative Expenses. Our general and administrative expenses increased by $1.3 million, or 3,367%, from $39,650 in 2004 to $1.4 million in 2005. The increase in our general and administrative expenses was due primarily to increases in salaries and benefits for our administrative and finance personnel as we hired additional personnel in connection with our expansion into solar module business. General and administrative expenses as a percentage of our total net revenues decreased from 9.6% in 2004 to 5.0% in 2005 primarily due to our achieving economies of scale in our operations.

Research and Development Expenses. Our research and development expenses decreased by $140,829, or 53.7%, from $262,423 in 2004 to $121,594 in 2005. At the end of 2004 we sold our research and development subsidiary, Tianhe Research Institute, and in 2005 we received an annual research grant from the PRC government that exceeded the amount we received in 2004. Both of these events contributed to decreases in research and development expenses between 2004 and 2005.

Interest Expenses. Our interest expense increased by $397,631, or 547.6%, from $72,614 in 2004 to $470,245 in 2005 due to increases in interest payments in connection with our two long-term loans which we entered into in 2005, as well as increases in our short-term borrowings.

Income Tax Expenses. Our income tax expenses increased by $622,530, from an income tax benefit of $51,807 in 2004 to an income tax expense of $570,723 in 2005. The income tax benefit in 2004 was primarily due to a loss in our income before income tax in 2004, which partly offset the taxable income from our discontinued operations. In 2005, we had a taxable income from our continuing operations of $3.8 million. Trina China was subject to preferential enterprise income tax rates of 12% in 2004 and 2005.

Net Income from Continuing Operations. Net income from our continuing operations increased significantly by $3.6 million, from a loss of $366,647 in 2004 to $3.2 million in 2005. The net margin of our continuing operations increased from a negative 88.6% to 11.8% over the same periods.

Net Income from Discontinued Operations. The gain from our discontinued aluminum operations decreased by $263,227 from $354,237 in 2004 to $91,010 in 2005 as we wound down such business.

Net Income. As a result of the foregoing, our net income increased significantly by $3.3 million, from a loss of $12,410 in 2004 to $3.3 million in 2005. Our net margin increased from a negative 3.0% to 12.1% over the same periods.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

We have financed our operations primarily through short-term borrowings, term loans and equity contributions by our shareholders and, to a lesser extent, cash generated from operations. As of December 31, 2004, 2005 and 2006, we had $3.4 million, $1.2 million and $93.4 million, respectively, in cash and cash equivalents and $3.7 million, $11.6 million and $76.5 million, respectively, in outstanding borrowings, of which $3.7 million, $6.6 million and $71.4 million, respectively, were due within one year. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Our short-term borrowings outstanding as of December 31, 2004, 2005 and 2006 bore an average interest rate of 5.91%, 6.10% and 6.10%, respectively. In connection with our short-term borrowings, we have granted security interests over significant amounts of our assets. For example, in September 2006, we pledged our raw materials and inventories of a total appraised value of RMB144.31 million ($18.49 million) to secure repayment of our short-term borrowings of RMB70.0 million ($8.97 million) that will become due in September and October 2007. In March 2007, we mortgaged 20,381 square meters of our facilities and the underlying land use rights of 51,746 square meters to secure repayment of our RMB34.0 million ($4.36 million) short-term borrowings that will become due on

March 30, 2008. We did not have any outstanding long-term borrowings as of December 31, 2004, and had $5.0 million and $5.1 million of long-term borrowings as of December 31, 2005 and 2006, respectively, from two term loans. These term loans have three-year terms expiring on June 20, 2008 and July 7, 2008, respectively, and are guaranteed by Changzhou Fulai Property Development Co., Ltd., a related party. Each of the term loans bears an interest rate of 6.91% per annum. We have historically been able to repay our total borrowings as they became due mostly from capital contributions from our shareholders and proceeds from short-term and long-term borrowings. We may also seek additional debt or equity financing to repay the remaining portion of our borrowings. As we continue to ramp up our current and planned operations in order to complete our vertical integration and expansion strategies, we also expect to generate cash from our expanded operations to repay a portion of our borrowings.

We have significant working capital commitments because suppliers of polysilicon and reclaimable silicon raw materials require us to make prepayments in advance of shipment. Due to the industry-wide shortage of polysilicon, working capital and access to financings to allow for the purchase of silicon raw materials are critical to growing our business. Our short-term borrowings increased primarily as a result of our need to fund our expanded working capital, including advances to supplier and increase in our inventory. Our advances to suppliers increased significantly from $426,669 as of December 31, 2004 to $34.6 million as of December 31, 2006 due to the significant growth of our solar module business.

We expect that our accounts receivable and inventories, two of the principal components of our current assets, will continue to increase as our net revenues increase. Although we require prepayments (depending on the credit status of our customers, market demand and the term of the contracts), we also allow some of our customers to pay a major portion of the purchase price by letters of credit. Until the letters of credit are drawn in accordance with their terms, the amount earned is recorded as accounts receivable. Because of the prepayment and the letters of credit payment requirements that we impose on our customers, our allowance for doubtful accounts has not been significant with respect to our solar module business.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
Net cash provided by (used in) operating activities	$(1,893)	$(7,977)	$(54,000)
Net cash provided by (used in) investing activities	(1,538)	(8,323)	(46,556)
Net cash provided by (used in) financing activities	6,050	13,868	190,968

Effect of exchange rate changes	—	261	1,744

Net increase (decrease) in cash and cash equivalents	2,619	(2,171)	92,156
Cash and cash equivalents at the beginning of the year	776	3,395	1,224
Cash and cash equivalents at the end of the year	$3,395	$1,224	$93,380

Net cash used in operating activities amounted to $54.0 million in 2006, mainly as a result of a significant increase in advances to suppliers and inventories primarily due to increases in volumes of silicon raw materials purchased, partially offset by a positive net income and an increase in accounts payable. Net cash used in operating activities in 2005 was $8.0 million, compared to $1.9 million in 2004. The net cash used in operating activities in 2005 was mainly a result of significant increases in accounts receivable, other receivables and inventories primarily due to increases in prices and volumes of silicon raw materials purchased. The net cash used in operating activities in 2005 was partially offset by a positive net income and an increase in accounts payable in 2005. In 2004, net cash used in operating activities was mainly a result of increases in inventories and accounts receivable due to growth in our solar module operations and amounts due from related parties.

Net cash used in investing activities amounted to $46.6 million in 2006, primarily as a result of an increase in property, plant and equipment expenditures, comprised mainly of purchases of wafer sawing machines related to the beginning of our production of silicon wafers in February 2006, and the continuing expansion of our other manufacturing facilities. Net cash used in investing activities in 2006 also included an increase in restricted cash, which includes cash pledged to banks to secure our notes payable and letter of credit facilities. Net cash used in investing activities increased from $1.5 million in 2004 to $8.3 million in 2005, primarily as a result of an increase in property, plant and equipment expenditures in 2005 comprised mainly of purchases of ingot pulling machines related to the beginning of our production of silicon ingots in August 2005 and the expansion of our assembly lines for the production of solar modules. In 2004, net cash used in investing activities was comprised of property, plant and equipment expenditures for our solar module assembly lines and the acquisition of land use rights.

Net cash provided by financing activities amounted to $191.0 million in 2006, which consisted primarily of net proceeds received from our initial public offering. Net cash provided by financing activities amounted to $13.9 million in 2005, consisting of proceeds received from short-term and long-term borrowings and subscriptions for our shares. Net cash provided by financing activities was $6.1 million in 2004, consisting of proceeds from short-term borrowings and subscriptions for our shares.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and proceeds from our initial public offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

Capital Expenditures

We had capital expenditures of $676,166, $7.7 million and $41.4 million in 2004, 2005 and 2006, respectively. Our capital expenditures were used primarily to purchase equipment for the production of ingots, wafers, cells and modules. We estimate that our capital expenditure in 2007 will be used primarily to build our own solar cell plant and purchase equipment for the expansion of our manufacturing and assembly lines. We expect our total capital expenditures to be approximately $100 million in 2007. We plan to increase our annual manufacturing capacity from ingots to solar modules to 150 MW by the end of 2007. We expect our total expenditures to be approximately $200 million in 2008. We plan to increase our annual manufacturing capacity from ingots to solar modules to 350 MW by the end of 2008.

C.	Research and Development

We focus our research and development efforts towards improving our ingot, wafer, solar cell and solar module manufacturing capabilities. We seek to reduce manufacturing costs and improve the performance of our products. As of December 31, 2006, our research and development staff consisted of 38 employees. In addition, some of our manufacturing employees regularly participate in our research and development programs.

Our research and development department is divided into teams responsible for research of each stage of the solar power value chain, such as ingot, wafer, solar cell and solar module production and system integration. We also have a technology committee, which meets regularly to review current development progress and identify new research and development areas. Our technology committee is spearheaded by our senior management and is comprised of both our employees and external solar energy experts.

Our research efforts are currently focused on our four main product areas, namely ingots, wafers, solar cells and solar modules. We seek to increase the size of the ingots we produce and to use a higher proportion of reclaimable silicon raw materials in the production of ingots. We are working towards the production, on a trial basis, of silicon wafers with a width of 156 millimeters, from 125 millimeters currently, sliced from larger ingots. We are exploring ways to reduce the thickness of such wafers to a 200 micron thickness from the current 220 micron thickness. For the assembly of modules, our research and development team works closely with our manufacturing team and customers to improve our solar module and system designs, including integrating construction elements with our modules for use in system integration projects that require our modules to be built for certain applications, such as roof tiles and glass panels. We hope to increase the power output of our solar modules to 230 MW by 2008, as well as to reduce the number of solar cells within a module.

As we expand into solar cell manufacturing, we are developing the process technology to make full use of the conversion efficiency advantages of monocrystalline silicon over other solar power technologies, while simultaneously reducing the manufacturing costs. We have achieved an average conversion efficiency of 16.3% and plan to increase the efficiency to 17.2% by the end of 2008. We have a team of ten employees dedicated to the development and implementation of this process technology. In December 2006, we entered into an arrangement with Q-Cells AG pursuant to which Q-Cells AG has agreed to provide technical assistance to us during the ramp-up phase of our solar cell production lines. We also plan to make additional efforts to realize the technical and cost synergies of having in-house vertically integrated manufacturing capabilities.

In each of the three years ended December 31, 2004, 2005 and 2006, our research and development expenditures were $262,423, $121,594 and $1.9 million, representing 63.4%, 0.4% and 1.7% of our total revenues for 2004, 2005 and 2006, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2006 to December 31, 2006 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2006:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations(1)	$5,668	$354	$5,314	—	—
Purchase obligations	27,295	27,295	—	—	—
Other long-term liabilities reflected on the company’s balance sheet(2)	1,400	—	—	—	1,400

Total	$34,363	$27,649	$5,314	—	$1,400

(1)	Consist of two term loans entered into with Bank of Communications in June and July 2005.
(2)	Consist of accrued warranty costs for solar modules.

From December 31, 2006 to the date of this annual report, we entered into purchase contracts of an aggregate amount of $15.9 million to purchase equipment for our capacity expansion.

Other than the contractual obligations and commercial commitments described above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities.

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform

Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: expectations regarding the worldwide demand for electricity and the market for solar energy; the company’s beliefs regarding the effects of environmental regulation, the lack of infrastructure reliability and long-term fossil fuel supply constraints; the importance of environmentally friendly power generation; expectations regarding governmental support for the deployment of solar energy; expectations regarding the scaling of the company’s manufacturing capacity; expectations with respect to the company’s ability to secure raw materials in the future; future business development, results of operations and financial condition; and competition from other manufacturers of PV products and conventional energy suppliers.

This annual report on Form 20-F also contains data related to the PV market worldwide and in China taken from third party reports. The PV market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the PV market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jifan Gao	42	Chairman and Chief Executive Officer
Sven M. Hansen	42	Director
Liping Qiu	42	Director
Jianwei Shi	49	Director
Jerome Corcoran	57	Independent Director
Peter Mak	45	Independent Director
Qian Zhao	39	Independent Director
Xiyuan Tzou	50	Chief Operating Officer

Directors and Executive Officers	Age	Position/Title
Sean Shao	50	Chief Financial Officer
Srinivasamohan Narayanan	53	Vice President of Technology
Tai Seng Png	44	Vice President of Operations
Chunyan Wu	38	Vice President of Sales and Marketing
Chen Chung Yu	42	Vice President of Manufacturing
Yu Zhu	32	Vice President of Procurement
Diming Qiu	66	Head of Technology Committee
Arturo Herrero	34	Director of Sales and Marketing
Andrew Klump	30	Director of Business Development

Directors

Mr. Jifan Gao founded our company in 1998. He has been our chairman and chief executive officer since January 1998. From August 2001 to October 2006, Mr. Gao served as the chairman of Changzhou Tianhe Investment Co., Ltd., a Chinese company that invests in new energy technologies, and he served as the chairman of Changzhou Tianhe New Energy Institute Co., Ltd., a Chinese company that is engaged in R&D and consulting services for new energy technologies, from May 2003 to October 2006. Mr. Gao also served as the vice chairman of Changzhou Minsheng Financing Guarantee Co., Ltd, a Chinese company that provides guarantee, investment and consulting services, from June 2004 to October 2006. Prior to founding our company, Mr. Gao was the founder and the head of Wujin Xiehe Fine Chemical Factory, a Chinese company that manufactures detergents for metal surfaces, from 1992 through 1997. From 1989 to 1992, Mr. Gao was one of the co-founders and the head of Guangdong Shunde Fuyou Detergent Factory. Mr. Gao also serves as the vice chairman of the Solar Power Construction Committee of the China Renewable Energy Society and as the standing vice chairman of the New Energy Chamber of Commerce of the All-China Federation of Industry and Commerce. Mr. Gao has published and presented several articles and papers in solar power related magazines and conferences. Mr. Gao received his master’s degree in physical chemistry from Jilin University in 1988 and his bachelor’s degree in chemistry from Nanjing University in 1985. Mr. Gao’s wife is Ms. Chunyan Wu, our vice president of sales and marketing.

Dr. Sven M. Hansen has been a director of our company since June 2006. Dr. Hansen is the chief investment officer of Good Energies Inc., a Swiss company that provides advice on investments in renewable energies to its affiliates. He also serves as the chairman of Concentrix Solar GmbH, a German company that focuses on the development of solar power plants, and Sunfilm AG, and as a director of Solarfun Power Holdings Co., Ltd., a Chinese solar products manufacturer, InErgies Capital Inc., a Swiss company that advises on energy sector investments, and Norsun AS. He is a member of the advisory board of the Sustainable Energy Finance Initiative of the United Nations. Dr. Hansen was a managing partner of Black Emerald Group, a firm that is engaged in renewable energy financing, from 2001 to 2003. He served as the chief financial officer and a member of the executive board of Intels Group, an energy logistics company in London, from 1999 to 2001. From 1996 to 1998, he worked in New York and London as a vice president and an executive director in the structure finance business of UBS, a major global securities and investment banking firm. Dr. Hansen received his bachelor’s degree in business administration from University of Basle in 1985, and his MBA degree in 1987 and his Ph.D. in business administration in 1992 from the University of St. Gall.

Mr. Liping Qiu has been a director of our company since May 2006. He is one of the founding partners of Milestone Capital Management Co. Ltd, a China-focused private equity investment and advisory company incorporated in the Cayman Islands, and the general partner of Milestone China Opportunities Fund I, L.P, a Cayman Islands limited partnership that invests primarily in high-growth Chinese companies, since 2002. In 2001, Mr. Qiu was Bear Stearns’s Beijing Office Representative, responsible for investment banking operations in China. From 1997 to 2000, Mr. Qiu was an analyst at Merrill Lynch’s direct investment group and corporate finance group, and, from 1998 to 2000, he served as the chief financial officer of Tianrun Crankshaft Co., Ltd., an independent Chinese crankshaft manufacturer. Mr. Qiu received his bachelor’s degree and master’s degree in engineering from the National University of Defense Technology of China in 1984 and 1986, respectively.

Mr. Jianwei Shi has been a director of our company since December 2004. Mr. Shi is the founder of Changzhou Wujin Nanfang Bearing Co., Ltd., a Chinese company that manufactures needle bearings, gears and other industrial components, where he has been the chairman and general manager since 1999.

Independent Directors

Mr. Jerome Corcoran has been an independent director of our company since December 18, 2006. From 1995 to 1998, Mr. Corcoran was a managing director at Merrill Lynch’s China Private Equity Group in Beijing, China. From 1989 to 1994, Mr. Corcoran had served as a managing director and the head of international investment banking of Merrill Lynch in New York and London. Mr. Corcoran retired from his investment banking career in 1998 and has been managing his personal wealth since his retirement. Mr. Corcoran received his bachelor’s degree in political philosophy from Loyola University in 1971 and his MBA degree from St John’s University in 1974.

Mr. Peter Mak has been an independent director of our company since December 18, 2006. Mr. Mak is currently the managing director of Venfund Investment, an asset management and financial advisory firm, which he co-founded in late 2001. He was a partner at Arthur Andersen Worldwide and the managing partner of Arthur Andersen Southern China. Mr. Mak also serves as an independent director and audit committee chairman of China GrenTech Corp. Ltd. and Dragon Pharmaceutical Inc., both listed in the United States; Shenzhen Victor Onward Textile Industrial Co. Ltd. and Gemdale Industries Inc., both listed in China; Huabao International Holdings Ltd., listed in Hong Kong; and Bright World Precision Machinery Ltd., listed in Singapore. Mr. Mak is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He received his accounting degree from the Hong Kong Polytechnic University in 1985.

Mr. Qian Zhao has been an independent director of our company since May 18, 2007. Mr. Zhao currently works with investors in making private equity investments in China-based companies and is the acting chief operation officer of GuangCai 49 Holding Co., Ltd., an investment company founded by some of China’s leading private entrepreneurs. Mr. Zhao co-founded Haiwen & Partners, a preeminent China corporate finance law firm in Beijing, and was a senior partner of the law firm. He worked in Sullivan & Cromwell LLP’s New York office from 1996 to 2000, and Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates’ Beijing office from 2000 to 2003. He is admitted to practice law in both China and New York. Mr. Zhao received his J.D. degree from New York University School of Law in 1997 and his LL.B from University of International Business & Economics, Beijing in 1990.

Executive Officers

Mr. Xiyuan Tzou has been our chief operating officer since March 2007. Prior to joining us, Mr. Tzou was the Corporate Vice President in charge of Asia-pacific Services in Solectron Corporation, a leading electronic manufacturing services company headquartered in the United States. Mr. Tzou has more than 20 years of experience in product development, strategic planning, supply chain management and operations management both in China and the United States. Mr. Tzou received his bachelor’s degree in science of industrial engineering from Tunghai University in 1978 and received his master’s degree in science of industrial engineering from University of Texas at Arlington in 1983.

Mr. Sean Shao has served as our chief financial officer since August 2006. Mr. Shao was the chief financial officer of ChinaEdu Corporation, a Chinese educational service provider, from September 2005 to August 2006. Mr. Shao was the chief financial officer of Watchdata Technologies Ltd., a Chinese security software company, from August 2004 to September 2005. He was previously a senior manager at Deloitte Touche Tohmatsu CPA Ltd., Beijing from October 1998 to July 2004 and an assistant manager at Deloitte & Touche Toronto from December 1994 to November 1997. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is an associate member of the American Institute of Certified Public Accountants and the Canadian Institute of Certified Public Accountants.

Dr. Srinivasamohan Narayanan has been our vice president of technology since November 2006. Prior to joining us, Dr. Narayanan was a director of technology of BP Solar, a company that manufacturers solar power products, since 2003. From 1989 to 2003, he was a manager at Advanced Cell Technology of BP Solar. Prior to joining BP Solar, Dr. Narayanan worked in the Photovoltaic Research Center at the University of New South Wales, Australia from 1984 to 1989. Dr. Narayanan received his bachelor’s degree in metallurgical engineering from University of Madras in 1974, his master’s degree in material science from Case Western Reserve University in 1983, and his Ph.D. degree in electrical engineering and computer science from the University of New South Wales in 1990.

Mr. Tai Seng Png has been our vice president of operations since February 2006. Prior to joining us, he was the general manager of Innovalues Precision Limited, a company that mainly engages in precision machining of round components in Malaysia, from 2004 through 2005. From 2003 to 2004, he served as a senior manager in charge of product engineering and procurement of Hyflux Aquosus (S) Pte Ltd., a company that mainly engages in water treatment in China. From 1999 to 2003, he was a plant manager of Flextronics Plastics (Singapore) Pte Ltd, a company that is engaged in the manufacturing of electronic products, and later became its engineering director. Mr. Png received his diploma from Singapore Polytechnic in 1982.

Ms. Chunyan Wu has been in charge of our sales and marketing and business development since January 1998. Ms. Wu was a director of our company before she resigned in December 2006. Ms. Wu is one of our original founders and has been with our company since it was founded. She has over four years of experience in several aspects of our business, including the development of solar power stations in Tibet and the development of our solar module business in the European markets. Ms. Wu has also served as manager for our procurement department prior to assuming her current role as our vice president of sales and marketing. Ms. Wu is the wife of Mr. Jifan Gao, our chairman and chief executive officer.

Mr. Chen Chung Yu has been our vice president of manufacturing since May 2007. Prior to joining us, he was the managing director of Wuxi Lite-On Technology Ltd., an LED company in China, from June 2006 to May 2007. From April 2005 to June 2006, he served as a director of manufacturing at 1st Silicon Sdn. Bhd, a semiconductor wafer foundry company in Malaysia. Before that, he worked at Macronix International Ltd., a semiconductor integrated device manufacturer in Taiwan as a department manager in the operation/business management center. Mr. Yu received his master’s degree in industrial engineering and management from National Chiao Tung University in Taiwan in 2003 and his bachelor’s degree in chemical engineering from Tunghai University in Taiwan in 1989.

Mr. Yu Zhu has been our vice president of procurement since May 2006 and has been with our company since September 2005. Previously, he served as the head of our U.S. representative office. Prior to joining us, Mr. Zhu was the founder and the president of Country Road US Co. Ltd., a wireless internet communications company in Nanjing, China, from 2002 to 2005. From 1998 to 2002, he worked at IBM as the global training leader and as a software engineer. Mr. Zhu received his bachelor’s degree in engineering from the University of Virginia in 1997.

Mr. Diming Qiu has been the head of our technology committee since January 2006 and has been with our company since June 2002. Prior to joining us, Mr. Qiu was the principal engineer and the deputy manager of Yunnan Semiconductor Device Factory, a Chinese company that engages in the manufacture of semiconductor and solar power products. In the 1980s, he was involved in the construction of the first vertically-integrated solar power product production line in China. In 2004, Mr. Qiu was in charge of research on the integration of solar power components with construction elements, which was sponsored by the PRC’s Ministry of Science and Technology. Mr. Qiu received his bachelor’s degree in physics from Sichuan University in 1965.

Mr. Arturo Herrero has been our director of sales and marketing since September 2006. From 2002 to 2006, Mr. Herrero was the global procurement manager for BP Solar, first as a global procurement manager for solar power systems and then as a global procurement manager for strategic raw materials. From 2000 to 2002, he was a marketing and sales manager at BP Oil. Before that, he was the logistics director advisor of Amcor Flexible, a company that is engaged in flexible packaging, from 1998 through 2000, and he was a planning manager at Nabisco from 1996 to 1998. Mr. Herrero received his degree in economics and business administration from the University of Pompeu Fabra in 1996, his degree in electrical engineering from Polytechnics University of Catalonia in 1996 and his master’s degree in marketing in 2001 from Instituto Superior de Marketing.

Mr. Andrew Klump has been our director of business development since August 2006. Prior to joining us, Mr. Klump was in charge of sales, marketing and distribution at Shera International Ltd., a Chinese contract manufacturer that serves the financial services industry. In 2005, he was a strategic planning manager for Philip Morris (China) Management Co. Ltd., a subsidiary of Philip Morris International. From 2003 to 2004, he was a business development manager at Dell (China) Company Limited. Before that, he held positions in Trilogy Software, a computer software company, and iXL Enterprises, an internet services company, from 1998 to 2000. Mr. Klump received his bachelor’s degree in economics from Northwestern University in 1998 and his MBA degree from Harvard Business School in 2003.

B.	Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2006, the aggregate cash compensation that we paid to directors and executive officers was approximately RMB3,282,388 ($420,598).

No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

2006 Share Incentive Plan

In July 2006, our board of directors adopted a 2006 share incentive plan to link the personal interests of our board members, employees and consultants to those of our shareholders by providing them with an incentive to generate superior returns for our shareholders, as well as to provide us with the flexibility to motivate, attract and retain the services of these individuals upon whose judgment, interest and special effort the successful conduct of our operations is dependent. We have reserved 52,631,579 shares for issuance under our 2006 share incentive plan. The following paragraphs describe the principal terms of our 2006 share incentive plan.

Administration. Our 2006 share incentive plan is administered by our compensation committee or, in its absence, by our board of directors. Our compensation committee will determine the provisions, terms and conditions of our awards, including, but not limited to, vesting schedule, repurchase provisions, forfeiture provisions, form of payment upon settlement of the award, payment contingencies and satisfaction of any performance criteria. The compensation committee may delegate to a committee of one or more members of our board of directors the authority to make grants or amend prior awards to employees, consultants and directors.

Awards. The following briefly describe the principal features of the various awards that may be granted under our 2006 share incentive plan.

•

Options. Options provide for the right to purchase our ordinary shares at a specified price, and usually will become exercisable in the discretion of our compensation committee in one or more installments after the grant date. The option exercise price may be paid in cash, by check, our ordinary shares which have been held by the option holder for such time as may be required to avoid adverse accounting treatment, other property with value equal to the exercise price, through a broker assisted cash-less exercise or such other methods as our compensation committee may approve from time to time.

•

Restricted Shares. A restricted share award is the grant of our ordinary shares at a price determined by our compensation committee. A restricted share is nontransferable, unless otherwise determined by our compensation committee at the time of award and may be repurchased by us upon termination of employment or service during a restricted period. Our compensation committee shall also determine in the award agreement whether the participant will be entitled to vote the restricted shares or receive dividends on such shares.

•

Restricted Share Units. Restricted share units represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture of such right. If the restricted share unit has not been forfeited, then on the date specified in the award agreement we shall deliver to the holder, unrestricted ordinary shares which will be freely transferable.

Termination of Plan. Unless terminated earlier, our 2006 share incentive plan will expire in 2016. Our board of directors has the authority to amend or terminate our share incentive plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may impair the rights of any recipient of the awards unless agreed by the recipient and the share incentive plan administrator.

Restricted Shares

As of the date of this annual report, our board of directors has granted certain of our officers, employees and consultants an aggregate of 50,846,754 restricted shares in our company. The following paragraphs describe the principal terms of our restricted shares.

Restricted Share Award Agreement. Restricted shares issued under our 2006 share incentive plan will be evidenced by a restricted share award agreement that contains, among other things, provisions concerning the purchase price for the shares, if any, vesting and repurchase by us upon termination of employment or consulting arrangement, as determined by our compensation committee.

Vesting Schedule. In general, provided the holder remains an employee, director or consultant, as the case may be, twenty percent (20%) of the restricted shares issued under our 2006 share incentive plan shall vest on the first anniversary following the award grant. The remaining eighty percent (80%) will vest ratably in twenty percent (20%) increments on the second, third, fourth and fifth anniversaries of the award grant date. Restricted shares also fully vest upon termination of service due to death or disability.

Transfer Restrictions. Until vested, the restricted shares are not transferable and may not be sold, pledged or otherwise transferred.

Dividend and Voting Rights. The restricted shares will not be entitled to dividends paid on the ordinary shares until such restricted shares are vested. A holder will not be entitled to vote restricted shares until such restricted shares are vested.

Repurchase of Restricted Shares. Following the holder’s termination of service with us, except if such termination is a result of death or disability, the restricted shares that are unvested will be repurchased by us for an amount equal to the price paid, if anything, for such shares. Such repurchase must be accomplished within 180 days after the termination of service.

Third-Party Acquisition. If a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, all outstanding awards will be assumed or equivalent awards substituted by the successor corporation or parent or subsidiary of successor corporation. In the event that the successor corporation refuses to assume or substitute for awards, all awards will become fully vested and exercisable immediately so long as the recipient remains an employee, consultant or director on the effective date of the acquisition.

The following table summarizes, as of March 31, 2007, the outstanding restricted shares granted to our directors and executive officers and other individuals as a group pursuant to the 2006 share incentive plan.

Directors and Executive Officers	Restricted Shares Granted	Purchase Price ($ per share)	Date of Grant	End of Vesting Period
Liping Qiu	*	0.00001	July 24, 2006	July 24, 2011
Jerome Corcoran	*	0.00001	January 1, 2007	January 1, 2012
Peter Mak	*	0.00001	January 1, 2007	January 1, 2012
Sean Shao	*	0.00001	August 10, 2006	August 10, 2011
Srinivasamohan Narayanan	*	0.00001	January 1, 2007	January 1, 2012
Tai Seng Png	*	0.00001	July 24, 2006	July 24, 2011
Chunyan Wu	*	0.00001	July 24, 2006	July 24, 2011
Yu Zhu	*	0.00001	July 24, 2006	July 24, 2011
Diming Qiu	*	0.00001	July 24, 2006	July 24, 2011
Arturo Herrero	*	0.00001	July 24, 2006	July 24, 2011
Andrew Klump	*	0.00001	July 24, 2006	July 24, 2011
Directors and executive officers as a group	31,400,819
Other individuals as a group	18,064,941/1,380,994	0.00001	July 24, 2006/January 1, 2007	July 24, 2011/January 1, 2012

*	Upon exercise of all restricted shares, would beneficially own 1% or less of our ordinary shares.

C.	Board Practices

Board of Directors

Our board of directors consists of seven directors. Our directors are elected by the holders of our ordinary shares. At each annual general meeting, one-third of our directors are subject to re-election. The directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and does not offer himself for re-election. Any other directors to retire will be those of the other directors who are longest in office since their last re-election or appointment, or by lot should they be of the same seniority. Our directors have the power to appoint a director to fill a vacancy on our board or as an addition to the existing board. Any director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for re-election. In May 2007, Mr. Canfang Liu retired from our board and Mr. Qian Zhao was appointed as a director by our directors. On the basis of the foregoing, Mr. Jifan Gao and Mr. Jianwei Shi are of the same seniority, and they and Mr. Qian Zhao shall be subject to re-election in the first annual general meeting following our initial public offering. Mr. Liping Qiu and Dr. Sven M. Hansen shall be subject to re-election in the second annual general meeting following our initial public offering. The remaining independent director shall be subject to re-election in the third annual general meeting following our initial public offering. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or pledged as security for any obligation of our company or of any third party.

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Mr. Jerome Corcoran, Mr. Peter Mak and Mr. Liping Qiu. Mr. Corcoran and Mr. Mak satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

Compensation Committee

Our compensation committee consists of Mr. Jerome Corcoran, Mr. Peter Mak and Mr. Qian Zhao. Mr. Corcoran, Mr. Mak and Mr. Zhao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and recommending to the board the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Jerome Corcoran, Mr. Peter Mak and Mr. Jifan Gao. Mr. Corcoran and Mr. Mak satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending qualified candidates to the board for selection of directors nominees for election or re-election to the board of directors, or for appointment to fill any vacancy;

•

reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•

advising the board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any remedial actions to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

A director may be removed by ordinary resolution passed by our shareholders before the expiration of such director’s term. Officers are elected by and serve at the discretion of the board of directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment at any time without notice or penalty if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. Furthermore, either party may terminate the employment at any time without cause upon advance written notice to the other party. If we terminate the executive officer’s employment without cause, the executive officer will be entitled to a severance payment equal to a certain specified number of months of his or her then base salary, depending on the length of his or her employment with us.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, technical data, trade secrets and know-how of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, received by us. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us.

D.	Employees

We had 214, 532 and 1,366 employees as of December 31, 2004, 2005 and 2006, respectively. As of December 31, 2006, we had 1,366 full-time employees, including 1,160 in manufacturing, 38 in research and development, 19 in sales and marketing and 149 in administration.

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities. We plan to hire additional employees as we expand.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

	Ordinary Shares Beneficially Owned (1)(2)%
Directors and Executive Officers:
Jifan Gao(3)	341,526,665	13.46
Sven Hansen(4)	—	—
Liping Qiu(5)	120,012,519	4.73
Jianwei Shi(6)	162,694,200	6.41
Jerome Corcoran(7)	*	*
Peter Mak(8)	*	*
Qian Zhao	—	—
Xiyuan Tzou	—	—
Sean Shao(9)	*	*
Srinivasamohan Narayanan(10)	*	*
Tai Seng Png(11)	*	*
Chunyan Wu(12)	341,526,665	13.46
Yu Zhu(13)	*	*
Cheng Chung Yu	—	—
Diming Qiu(14)	*	*
Arturo Herrero(15)	*	*
Andrew Klump(16)	*	*
All Directors and Executive Officers as a Group	648,324,261	25.55

Principal Shareholders:
Wonder World Limited(17)	278,708,100	10.98
Divine Land International Investment Limited(18)	189,600,000	7.47
Sino Base Investment Co. Ltd.(19)	135,788,300	5.35
Diamond Family Limited(20)	162,694,200	6.41
Good Energies Investments (Jersey) Limited(21)	136,452,242	5.38
Indopark Holdings Limited(22)	136,452,242	5.38

*	The person beneficially owns less than 1% of our outstanding ordinary shares.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934 and includes voting or investment power with respect to the securities.
(2)	The number of ordinary shares outstanding in calculating the percentages for each listed person includes the restricted shares held by such person, if any. The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 2,537,687,322 ordinary shares, being the number of shares outstanding as of the date of this annual report, assuming that the underwriters will not exercise their option to purchase additional ADSs in the follow-on offering of our ADSs completed on June 6, 2007.
(3)	Includes 324,800,000 ordinary shares held by Wonder World Limited, a Cayman Islands company wholly owned by The Gao Trust, of which Mr. Gao is the settlor, 68,096,000 ordinary shares held by Jewel Springs Limited, a Cayman Islands company wholly owned by The Grace Wu Trust, of which Ms. Chunyan Wu, Mr. Gao’s wife, is the settlor, and 4,385,965 restricted shares held by Ms. Wu. Mr. Gao’s business address is No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.
(4)	Dr. Sven Hansen works for Good Energies Inc. Good Energies Inc. is an affiliate of Good Energies Investments (Jersey) Limited. See footnote (21).
(5)	Includes 136,452,242 ordinary shares held by Milestone Solar Holdings I Limited, a British Virgin Islands company, and 2,923,977 restricted shares held by Mr. Qiu. Milestone Solar Holdings I Limited is controlled by Milestone Capital Management Limited, a Cayman Islands company. Mr. Qiu, a member and director of Milestone Capital Management Limited, shares the voting and investment power over the shares held by Milestone Capital Management Limited with Ms. Yunli Lou, Mr. Hamilton Ty Tang and Mr. Simon Murray. Mr. Qiu’s business address is Unit A904- 905, Huixin Plaza, No. 8 Beichen Road, Beijing 100101, People’s Republic of China. Mr. Qiu disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(6)	Represents 189,600,000 ordinary shares held by Diamond Family Limited, a Cayman Islands company wholly owned by The Shi Trust, of which Mr. Shi, the settlor, and Ms. Juanhua Shi are members of the management committee. Mr. Shi’s business address is Shi Jia Village, Cun Wei, Zhu Yuan, Niu Tang Country, Wu Jin County, Jiangsu, People’s Republic of China.
(7)	Represents restricted shares held by Jerome Corcoran. Mr. Corcoran’s business address is 417 Acacia Ave. Corona del Mar, California 92625, USA.
(8)	Represents restricted shares held Peter Mak. Mr. Mak’s business address is Suite 2808, International Chamber of Commerce Tower, Fuhua Three Road, Shenzhen, People’s Republic of China.
(9)	Represents restricted shares held by Mr. Sean Shao. Mr. Shao’s business address is No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.
(10)	Represents restricted shares held by Mr. Srinivasamohan Narayanan. Mr. Narayanan’s business address is No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.
(11)	Represents restricted shares held by Mr. Png. Mr. Png’s business address is No.2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou Jiangsu 213031, People’s Republic of China.
(12)	Includes 324,800,000 ordinary shares held by Wonder World Limited, a Cayman Islands company wholly owned by The Gao Trust, of which Mr. Gao is the settlor, 68,096,000 ordinary shares held by Jewel Springs Limited, a Cayman Islands company wholly owned by The Grace Wu Trust, of which Ms. Wu is the settlor, and 4,385,965 restricted shares held by Ms. Wu. Ms. Wu’s business address is No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

(13)	Represents restricted shares held by Mr. Zhu. Mr. Zhu’s business address is No.2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.
(14)	Represents restricted shares held by Mr. Qiu. Mr. Qiu holds 17.7% of the share of Perseverance International Investment Limited. Mr. Qiu disclaims beneficial ownership except to the extent of his pecuniary interest therein. Mr. Qiu’s business address is No. 2, Xin Yuan Yi Road, Electronics Park, New District, Changzhou Jiangsu 213031, People’s Republic of China.
(15)	Represents restricted shares held by Mr. Arturo Herrero. Mr. Herrero’s business address is No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou Jiangsu 213031, People’s Republic of China.
(16)	Represents restricted shares held by Mr. Andrew P. Klump. Mr. Klump’s business address is No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou Jiangsu 213031, People’s Republic of China.
(17)	Wonder World Limited is a company incorporated in the Cayman Islands and wholly owned by The Gao Trust. The management committee of The Gao Trust consists of the settlor, Mr. Jifan Gao. The trustee of The Gao Trust is Merrill Lynch Bank and Trust Company (Cayman) Limited. Mr. Gao’s business address is No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.
(18)	Divine Land International Investment Limited is a company incorporated in the British Virgin Islands and its sole shareholder is Mr. Canfang Liu. The address for Divine Land International Investment Limited is P.O. Box 3321, Road Town, Tortola, British Virgin Islands.
(19)	Sino Base Investment Co. Ltd. is a company incorporated in the British Virgin Islands with the registered address of P.O. Box 3321, Road Town, Tortola, British Virgin Islands. Its sole shareholder is Sino Super Investment Limited, a company incorporated in Hong Kong. The controlling shareholder of Sino Super Investment Limited is Mr. Lai Shing Yip.
(20)	Diamond Family Limited is a company incorporated in the Cayman Islands and wholly owned by The Shi Trust. The management committee of The Shi Trust consists of the settlor, Mr. Jianwei Shi, and his wife, Ms. Juanhua Shi. The trustee of The Shi Trust is Merrill Lynch Bank and Trust Company (Cayman) Limited. Mr. Shi’s business address is Shi Jia Village, Cun Wei, Zhu Yuan, Niu Tang Country, Wu Jin County, Jiangsu, People’s Republic of China.
(21)	Good Energies Investments (Jersey) Limited is a company incorporated in the Channel Islands. The address for Good Energies Investments (Jersey) Limited is 3rd Floor, Britannic House, 9 Hope Street, St. Helier, Jersey, JE2 3NS, the Channel Islands. Voting and investment control over our shares beneficially owned by Good Energies Investments (Jersey) Limited is maintained by the board of directors of Good Energies Investments (Jersey) Limited, consisting of Mr. John Barrett, Mr. Paul Bradshaw, Mr. John Drury, Mr. John Hammill and Mr. Gert-Jan Pieters. Good Energies Investments (Jersey) Limited has entered into an advisory services contract with Good Energies Inc. Under the terms of this agreement, Good Energies Inc. provides investment advice to Good Energies Investments (Jersey) Limited in respect of voting and investment of securities held by Good Energies Investments (Jersey) Limited. The address of Good Energies Inc. is Grafenwauweg 4, Zug CH 6301, Switzerland. Good Energies Investments (Jersey) Limited and Good Energies Inc. are wholly-owned subsidiaries of Cofra Holding AG, a company incorporated in Switzerland, with the business address of Grafenwauweg 10, Zug CH 6301, Switzerland. Voting and investment control over securities beneficially owned by Cofra Holding AG is maintained by the board of directors of Cofra Holding AG, which consists of Mr. Erik Brenninkmeijer, Mr. Stan Brenninkmeijer, Mr. Hans Brenninkmeijer, Mr. Wolter Brenninkmeijer, Mr. Richard Hayden and Mr. Vernon Sankey.
(22)	Indopark Holdings Limited is a company incorporated in the Republic of Mauritius. The address for Indopark Holdings Limited is c/o DTOS Ltd, 4th Floor, IBL House, Caudan, Port Louis, Republic of Mauritius. The sole shareholder of Indopark Holdings Limited is Merrill Lynch L. P. Holdings Inc., a company incorporated in the State of Delaware, USA. The General Partner of Merrill Lynch L. P. Holdings Inc. is wholly owned by Merrill Lynch & Co., a public company listed on the New York Stock Exchange.

For information regarding our shares held or beneficially owned by persons in the United States, see “Item 9. The Offer and Listing—A. Offer and Listing Details—Market Price Information for Our American Depositary Shares” in this annual report.

None of our shareholders has different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Restructuring

In connection with the establishment of Trina in March 2006, Trina issued 10,000 ordinary shares at par value $1.00 per share to the following entities, which are the nominees of shareholders of Trina China, based on such shareholders’ proportionate ownership in Trina China:

Entity	Relationship	Number of Shares Allocated
Topower International Limited	controlled by Mr. Jifan Gao, our chairman	3,248 ordinary shares
South Great Investment Limited	controlled by Mr. Jianwei Shi, one of our directors	1,896 ordinary shares
Divine Land International Investment Limited	controlled by Mr. Canfang Liu, one of our former directors	1,896 ordinary shares
Sino Base Investment Co. Ltd.	controlled by Mr. Lai Shing Yip, one of our directors	1,896 ordinary shares
Perseverance International Investment Limited	controlled by Ms. Chunyan Wu, one of our executive officers and the wife of Mr. Jifan Gao, our chairman	1,064 ordinary shares

In April 2006, these 10,000 ordinary shares with par value of $1.00 each were sub-divided into 1 billion ordinary shares with par value of $0.00001 each. In May 2006, Trina issued 545.8 million Series A preferred shares with par value of $0.00001 each for cash proceeds of approximately $40.0 million. Trina then used $5.1 million out of the proceeds to purchase all of the outstanding equity interests in Trina China from the shareholders of Trina China as follows;

Entity	Relationship	Consideration Paid
Changzhou Tianhe Investment Co., Ltd.	controlled by Mr. Jifan Gao, our chairman, and Mr. Jiqing Gao, the brother of our chairman	$2.365 million
Changzhou Wujin Nanfang Bearing Co., Ltd	controlled by Mr. Jianwei Shi, one of our directors	$2.76 million
Wai Tat (Hong Kong) Limited	controlled by Mr. Canfang Liu, one of our former directors	$1.0
Sino Super Investment Limited	controlled by Mr. Lai Shing Yip, one of our directors	$1.0
Sun Era Industries Limited	controlled by Ms. Chunyan Wu, one of our executive officers and the wife of Mr. Jifan Gao, our chairman	$1.0

In accordance with established regulatory practice in China, the PRC shareholders, Changzhou Tianhe Investment Co., Ltd. and Changzhou Wujin Nanfang Bearing Co., Ltd.,

were paid not less than their investment cost in Trina China. Such amount was then contributed back to Trina China by these PRC shareholders as cash advances to finance Trina China’s operations. We repaid RMB40.7 million ($5.1 million) to the former PRC shareholders in October 2006. In October and November 2006, these shareholders remitted to us as gift an aggregate of $4.9 million. As a result, Trina will effectively have paid nominal consideration to all transferors, including both former foreign and PRC shareholders for all equity interests in Trina China.

The foreign shareholders of Trina China have provided us with an indemnity against any withholding obligations and liabilities due to or imposed by the PRC tax authorities that may arise out of the restructuring.

Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Trina or Trina China may be required by the PRC tax authorities to withhold capital gains tax arising out of our restructuring in May 2006.” for more details.

The effect of these transactions was that, post-restructuring and prior to our initial public offering, Trina China’s former shareholders held a proportionate share of Trina’s ordinary shares based on their prior proportionate equity interests in Trina China excluding Trina’s Series A preferred shareholdings. Trina China became a wholly-owned subsidiary of Trina.

Issuance and Sale of Series A Preferred Shares

In May 2006, we sold a total of 545,808,968 Series A preferred shares in a private placement at a price of $0.0732857 per share for an aggregate of approximately $40 million. The investors in our Series A preferred share private placement consisted of Milestone Solar Holdings I Limited, which purchased 136,452,242 shares, Milestone Solar Holdings II Limited, which purchased 13,645,225 shares, VDCI S.A., which purchased 20,467,836 shares, IPROP Holdings Limited, which purchased 20,467,836 shares, Triumph Sky Technology Limited, which purchased 68,226,121 shares, Accurate Group Holdings Limited, which purchased 13,645,224 shares, Indopark Holdings Limited, which purchased 136,452,242 shares, and Good Energies Investments Limited, which purchased 136,452,242 shares. We used the proceeds from the Series A private placement primarily to fund capital investment for the expansion of our facilities in Changzhou.

Each of the Series A preferred shares was converted into one ordinary share upon completion of our initial public offering. Holders of ordinary shares issued upon conversion of our Series A preferred shares are entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 or Form S-3 registration.

Transactions with Certain Directors, Shareholders and Affiliates

Director and shareholder cash advances

As of December 31, 2004, 2005 and 2006, amounts due from related parties were $757,890, $114,769 and $Nil, respectively. The amounts due from related parties include cash advances to Changzhou Tianhe Investment Co., Ltd., a former shareholder of Trina China, Tianhe Research, a former subsidiary of Trina China, Changzhou Tianhe Electricity and Water Development, a company in which Changzhou Tianhe Investment Co., Ltd. is a shareholder, and Changzhou Tianhe Exterior Walls Installation Co., Ltd., a company controlled by Ms. ChunyanWu, one of our executive officers and the wife of Mr. Jifan Gao, our chairman. Changzhou Tianhe Investment Co., Ltd. is controlled by Mr. Jifan Gao and Mr. Jiqing Gao. These cash advances, which were used to meet the temporary liquidity needs of our related parties, were unsecured, interest free and had no fixed repayment term, and have been fully repaid.

As of December 31, 2004, 2005 and 2006, amounts due to related parties were $38,016, $Nil and $Nil, respectively. The amounts due to related parties included cash advances from Tianhe Research, Changzhou Tianhe Investment Co., Ltd. and Changzhou Wujin Nanfang Bearing Co., Ltd., a former shareholder of Trina China, and a guarantee fee payable to Jiangsu Jiuzhou Investment Group Co., Ltd., which is controlled by Mr. Canfang Liu, one of our beneficial shareholders. Changzhou Wujin Nanfang Bearing Co., Ltd. is controlled by Mr. Jianwei Shi, one of our directors. These cash advances, which were used to meet our temporary liquidity needs, were unsecured, interest free and had either short or no fixed repayment term and have been fully repaid.

We do not expect to enter into any cash advance arrangements with related parties in the future.

Loans and guarantees

In June and July 2005, we entered into two long-term loans with Bank of Communications. These loans have been guaranteed by Changzhou Fulai Property Development Co., Ltd., a related party controlled by Mr. Canfang Liu and Mr. Lai Shing Yip, two of our beneficial shareholders. As of date of this annual report, an aggregate of $5.1 million of the long-term loans were outstanding.

We have also entered into short-term loans with domestic banks, some of which are guaranteed by related parties. As of December 31, 2006, an aggregate of RMB250.0 million ($32.0 million) of the short-term loans guaranteed by related parties were outstanding. The guarantee arrangements are as follows:

•

In February, March and April 2006, Changzhou Fulai Property Development Co., Ltd. provided guarantees for our short-term borrowings with an aggregate amount of RMB110.0 million ($14.1 million), which were fully repaid.

•

In September and November 2006, Changzhou Jiuzhou Fuyuan Property Development Co., Ltd. and Changzhou Jiuzhou Plaza Property Development Co., Ltd., which are controlled by Mr. Canfang Liu, one of our beneficial shareholders, provided guarantees for our short-term facilities of RMB80.0 million ($10.3 million) and RMB60.0 million ($7.7 million), respectively. We have agreed to pay a guarantee fee of 2.0% of the loan facility amount per annum to Jiangsu Jiuzhou Investment Group Co., Ltd. based on the guarantee arrangement.

In addition, we have also entered into the following guarantee arrangements:

•

In September 2005, Changzhou Tianhe Investment Co., Ltd. entered into an agreement with Bank of Agriculture and us to guarantee up to RMB30.0 million ($3.8 million) for our short-term borrowings that will expire by September 2007.

•

In February 2006, Changzhou Fulai Property Development Co., Ltd. entered into an agreement with Bank of Agriculture and us to guarantee up to RMB64.0 million ($8.2 million) for our short-term borrowings that will expire by February 2008.

Some of short-term loans are guaranteed by unrelated parties. A guarantee by an unrelated party is in turn guaranteed by related parties in an arrangement called “counter-guarantee.” In December 2005, Changzhou City Hengtai Investment Guarantee Co., Ltd., an unrelated party, agreed to provide a guarantee up to RMB27.0 million ($3.5 million) for our short-term borrowings that will expire by December 2007. Changzhou Tianhe Investment Co., Ltd. provided counter-guarantee against the guarantee, and Mr. Jifan Gao and Ms. Chunyan Wu also jointly and severally provided a counter-guarantee against the guarantee. Trina China granted a security interest in its property and equipment to the provider of the guarantee. In May 2006, Changzhou Hengtai Investment Guarantee Co., Ltd. provided a guarantee for our short-term borrowings of RMB30.0 million ($3.8 million). In June 2006, Changzhou Hengtai Investment Guarantee Co., Ltd. provided guarantees for our short-term borrowings of RMB50.0 million ($6.4 million) and $10.0 million ($1.3 million), which were fully repaid. In October 2006, Changzhou Hengtai Investment Guarantee Co., Ltd. provided a guarantee for our short-term borrowings of RMB50.0 million ($6.4 million). The “counter-guarantee” arrangement terminated in March 2007. Currently, the guarantees provided by Changzhou City Hengtai Investment Guarantee Co., Ltd. are not counter-guaranteed by any related parties.

In 2006, we also obtained short-term financings from Changzhou Fulai Property Development Co., Ltd. and Jiangsu Jiuzhou Investment Group Co., Ltd., a company controlled by Mr. Canfang Liu. The amounts of such short-term financings were RMB8.0 million ($1.0 million), RMB18.0 million ($2.3 million) and RMB20.0 million ($2.6 million), and the terms ranged from four days to 34 days. Interest was charged at 7.2% per annum. We recorded a total amount of RMB162,680 ($20,845) in interest expense in the year ended December 31, 2006. These financings were fully repaid prior to December 31, 2006.

Disposal of Tianhe Research

In December 2004, we disposed of our entire equity interest in Tianhe Research, a former subsidiary established to conduct research and development, to Mr. Jiqing Gao, the brother of our chairman and one of our employees, and Changzhou Tianhe Investment Co., Ltd, a company controlled by our chairman and Mr. Jiqing Gao. The net assets of Tianhe Research at the date of disposal were $160,595 and the consideration for the disposal was $326,225, the registered capital of Tianhe Research. The purpose of the disposal was to streamline our research and development capabilities. Concurrent with the disposal, Tianhe Research transferred all of its technology relating to solar research and development to Trina China and retained assets consisting of a building and cash.

Sun Era

In the past, we procured raw materials and made toll manufacturing purchases from certain suppliers through Sun Era Industries Limited, or Sun Era, whose sole shareholder is Ms. Chunyan Wu, the wife of our chairman. Sun Era was established as a British Virgin Islands company in October 2002 by our chairman Mr. Jifan Gao, and his wife, Ms. Wu, as an offshore special purpose vehicle. It was subsequently used solely for facilitating our sale and purchase arrangements with our overseas silicon suppliers at the suggestion of our overseas silicon suppliers. It is customary for PRC-based manufacturing companies to establish such offshore special purpose vehicles to conduct trading activities, such as finding overseas suppliers and buyers and sourcing and shipping products.

Sun Era did not engage in any business until 2005. In 2005, Trina China sold $0.8 million of silicon ingots and wafers to Sun Era for Sun Era to arrange for further processing under toll manufacturing arrangements with third party suppliers. In 2005 and 2006, Trina China purchased $0.4 million and $0.9 million, respectively, of silicon raw materials through Sun Era and purchased $0.4 million and nil, respectively, of solar cells pursuant to toll manufacturing arrangements through Sun Era. These sales and purchases were effected through customary agreements or purchase orders between Trina China and Sun Era. Sun Era has not made any profit from doing business with us. In 2005 and 2006, Sun Era had net losses of $144,518 and $110,584, respectively.

Disposal of Assets Used in Discontinued Operation

Prior to June 30, 2006, we were engaged in the aluminum siding business, which included the production, marketing and sale of aluminum exterior wall products used for cladding the exteriors of buildings and houses. On June 28, 2006, our board of directors resolved to discontinue our aluminum siding business and committed to a plan to settle the related liabilities and realize the related assets through the sale of scrap. Our aluminum siding operations ceased on June 30, 2006, and all of the employees from our aluminum siding business were transferred to our solar module business. In December 2006, we sold the manufacturing equipment and buildings with the underlying land use rights of 7,633 square meters, previously used in our aluminum siding business, for a total price of RMB5.8 million ($742,761) to Mr. Weifeng Wu and Mr. Weizhong Wu, brothers-in-law of Mr. Jifan Gao, our chairman and chief executive officer.

Disposal of Assets Used in Discontinued Operation

Prior to June 30, 2006, we were engaged in the aluminum siding business, which included the production, marketing and sale of aluminum exterior wall products used for cladding the exteriors of buildings and houses. On June 28, 2006, our board of directors resolved to discontinue our aluminum siding business and committed to a plan to settle the related liabilities and realize the related assets through the sale of scrap. Our aluminum siding operations ceased on June 30, 2006, and all of the employees from our aluminum siding business were transferred to our solar module business. In December 2006, we sold the manufacturing equipment and buildings, including the underlying land use rights of 7,633 square meters, previously used in our aluminum siding business, for a total price of RMB5.8 million ($742,761) to Mr. Weifeng Wu and Mr. Weizhong Wu, brothers-in-law of Mr. Jifan Gao, our chairman and chief executive officer.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—Management—Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—Management—2006 Share Incentive Plan.”

Related Party Transaction Policy

After the completion of our initial public offering on December 22, 2006, we adopted an audit committee charter and a related party transaction policy, which require that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

In January 2007, we sold an additional 510,300 ADSs, representing 51,030,000 ordinary shares, pursuant to the underwriters’ over-allotment option to purchase these additional ADSs from us at the initial public offering price less the underwriting commission. We received net proceeds of approximately $8.8 million from this over-allotment sale. On June 6, 2007, we completed a follow-on public offering of 5,406,280 ADSs, representing 540,628,000 ordinary shares, sold by us and certain selling shareholders. As a result, our outstanding share capital increased from 2,121,534,728 ordinary shares as of December 31, 2006 to 2,537,687,322 ordinary shares as of the date of this annual report.

During the follow-on public offering, we have granted to the underwriters an option, which is exercisable within 30 days from May 31, 2007, to purchase up to an aggregate of 810,942 additional ADSs.

From December 31, 2006 to the date of this annual report, we have increased our short-term borrowings by $35.4 million.

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Offering and Listing Details.

Our ADSs, each representing 100 ordinary shares, have been listed on the New York Stock Exchange since December 19, 2006 under the symbol “TSL.”

For the year ended December 31, 2006, the trading price ranged from $18.82 to $26.75 per ADS.

The following table provides the high and low trading prices for our ADSs on the NYSE for (1) the last quarter in 2006, the first quarter of 2007 and the second quarter of 2007 from April 1, 2007 through June 8, 2007, and (2) each of the past six months of our ADS’s trading history.

	Sales Price
	High	Low
Quarterly High and Low
Fourth Quarter 2006 (from December 19)	$26.75	$18.82
First Quarter 2007	50.94	17.06
Second Quarter 2007 (through June 8, 2007)	68.90	41.05

Monthly High and Low
December 2006	26.75	18.82
January 2007	30.70	17.06
February 2007	50.94	27.11
March 2007	49.84	35.50
April 2007	68.90	43.60
May 2007	61.14	44.59
June 2007 (through June 8, 2007)	44.84	41.05

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing 100 ordinary shares, have been listed on the New York Stock Exchange since December 19, 2006 under the symbol “TSL.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-139144) originally filed with the SEC on December 13,2006, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution in November 2006.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4B. Business Overview—Regulation—Foreign Currency Exchange” and “— Dividend Distribution.”

E.	Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to U.S. Holders (defined below) under present law of the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

U.S. Holders are urged to consult their tax advisors about the application of the United States federal tax rules to their particular circumstances as well as the state and local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or ordinary shares.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for United States federal income tax purposes,

•	a citizen or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment depends on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you will be treated as the holder of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as our ADSs are. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. For taxable years beginning after December 31, 2006, dividends paid on our common shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent, if any, that the amount of any such distribution exceeds our current or accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the ADSs or the ordinary shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or ordinary shares) and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution generally will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as United States source income or loss (in the case of losses, subject to certain limitations).

Passive Foreign Investment Company

We believe that for our taxable year ending December 31, 2006, we were not a passive foreign investment company, or PFIC, for United States federal income tax purposes. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or the income test, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income, or the asset test.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the shares.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares which may fluctuate considerably. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. In addition, the composition of our income and assets is affected by how, and how quickly, we spend the cash we raise in any offering. If we are a PFIC for any year during which you hold ADS or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed and traded on the New York Stock Exchange, which is a qualified exchange for these purposes, and, consequently, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Estate Taxes

An individual shareholder who is a citizen or resident of the United States for United States federal estate tax purposes will have the value of the ordinary shares or ADSs held by such holder included in his or her gross estate for United States federal estate tax purposes.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have previously filed with the Commission our registration statements (File Number 333-139144 and File Number 333-142970) on Form F-1, as amended.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934. Under the Securities Exchange Act of 1934, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act of 1934.

Our financial statements have been prepared in accordance with U.S. GAAP.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4C. Information on the Company—Organizational Structure”.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

Foreign Exchange Risk

Most of our sales are currently denominated in U.S. dollars, with the remainder in Renminbi and Euros, while a substantial portion of our costs and expenses is denominated in U.S. dollars, with the remainder in Renminbi. Therefore, fluctuations in currency exchange rates could have an adverse impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, affect our gross and net profit margins and could result in foreign exchange and operating losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2005 and 2006, we held $4.9 million and $29.4 million in accounts receivable, respectively, most of which were denominated in U.S. dollars. Had we converted all of our accounts receivable as of either date into Renminbi at an exchange rate of RMB7.8041 for $1.00, the exchange rate as of December 31, 2006, our accounts receivable would have been RMB38.4 million and RMB229.1 million as of December 31, 2005 and December 31, 2006, respectively. Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB 7.0237, we would record a decrease or loss in the fair value of our accounts receivable in Renminbi terms. Our calculation model is based on multiplying our accounts receivable, which are held in U.S. dollar, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. Our calculation model does not take into account optionality nor does it take into account the use of financial instruments. Based on our calculation model, we estimate that a 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB34.6 million and RMB206.2 million for our accounts receivable as of December 31, 2005 and December 31, 2006, respectively. These amounts would therefore reflect a theoretical loss of RMB3.8 million and RMB22.9 million for our accounts receivable as of December 31, 2005 and December 31, 2006, respectively.

Furthermore, we translate monetary assets and liabilities denominated in other currencies into Renminbi, our functional currency, at the rates of exchange in effect at each balance sheet date. We record these exchange gains and losses in the statements of operations. We recorded net foreign currency gains of $103, $260,316 and $1.6 million in 2004, 2005 and 2006, respectively. In 2006, we entered into two short-term foreign exchange derivative contracts with respect to raw material supplies to protect against volatility of cash flows caused by fluctuations in exchange rates between Renminbi and U.S. dollars. As of December 31, 2006, we had no outstanding foreign exchange hedge contracts. We have not used any other forward contracts, currency options or borrowings to hedge our exposure to foreign currency exchange risk. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. As our sales denominated in foreign currencies, such as Euros, continue to grow, we will consider using derivate instruments to hedge our exposure to foreign currency exchange risk.

Our financial statements are expressed in U.S. dollars but our functional currency is Renminbi. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from our initial public offering, any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

We completed our initial public offering of 530,000,000 ordinary shares, in the form of ADSs, at $18.50 per ADS on December 22, 2006. The aggregate price of the offering amount registered and sold was $98.05 million, of which we received net proceeds of $87.2 million. The net proceeds from our initial public offering were allocated as follows:

•	approximately $30.0 million to purchase raw materials;

•

approximately $30.0 million to complete a manufacturing facility for the production of solar cells and to expand our manufacturing lines for the production of silicon ingots, wafers, cells and solar modules; and

•	the remaining amount for general corporate purposes, including funding our working capital needs.

As of December 31, 2006, our cash resources amounted to $93,380,212, comprising of cash on hand and demand deposits.

In addition, in January 2007, the underwriters exercised their over-allotment option for the purchase of an additional 510,300 ADSs, generating net proceeds of $8.8 million. The net proceeds will be used for general corporate purposes.

In June 2007, we completed our follow-on public offering of ADSs sold by us and certain selling shareholders. In this follow-on public offering, we issued and sold 360,001,600 ordinary shares, in the form of ADSs, at $45.00 per ADS on June 6, 2007. The aggregate price of the offering amount registered and sold was approximately $243.3 million, of which we received net proceeds of approximately $154.3 million. The net proceeds from our follow-on public offering have been allocated as follows:

•	approximately $125 million to expand our manufacturing lines for the production of silicon ingots, wafers, solar cells and solar modules;

•	approximately $20 million to purchase raw materials;

•	approximately $9 million for research and development; and

•	the remaining amount for other general working capital purposes.

Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending the use of the net proceeds, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments.

We did not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Item 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15e and 15d-15(3) of the Securities Exchange Act of 1934. Based on their evaluation of the effectiveness of our disclosure controls and procedures as described above, our chief executive officer and chief financial officer have concluded that, solely because of the material weaknesses in internal control over financial reporting described below, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

In May 2007, our auditors, Deloitte Touche Tohmatsu CPA Ltd. reported to us that, in the course of its audit of our financial statements for the year ended December 31, 2006, it had identified three material weaknesses and certain other deficiencies in our internal control and financial reporting. The material weaknesses identified by our independent registered public accounting firm include (i) insufficient accounting resources to properly identify adjustments, analyze transactions and prepare financial statements in accordance with U.S. GAAP, (ii) a lack of formal accounting policies and procedures for U.S. GAAP to ensure that our accounting policies and procedures are appropriately or consistently applied, and (iii) weaknesses in our inventory management. Following the identification of these material weaknesses and other deficiencies, we have undertaken remedial steps to address them, including hiring additional staff, training our new and existing staff and augmenting our financial information technology systems.

In addition, since the beginning of 2007, we have engaged an advisory firm to advise us about complying with requirements of the Sarbanes-Oxley Act, have formed a task force led by senior management members in pursuing compliance with the requirements of the Sarbanes-Oxley Act and are currently continuing to recruit more senior level staff to ensure we complete the process according to the timetable.

Changes in Internal Controls over Financial Reporting

There were no adverse changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Both Mr. Jerome Corcoran and Mr. Peter Mak qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Corcoran and Mr. Mak satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934.

Item 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to this annual report on Form 20-F, and posted the code on our website www.trinasolar.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2004	2005	2006
Audit fees (1)	—	—	$1,141,000
Audit-related fees	—	—	—
All other fees	—	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Trina Solar Limited, its subsidiaries and its variable interest entity are included at the end of this annual report.

Item 19.	EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.1	Registrant’s Form American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Shares (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1(file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.4	Form of Share Transfer Agreement relating to Trina China between the Registrant and other parties therein dated as of March 28, 2006 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.5	Amended and Restated Series A Preferred Share Purchase Agreement among the Registrant, Trina China and other parties therein dated as of May 19, 2006 (incorporated by reference to Exhibit 4.5 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.6	Amended and Restated Shareholders Agreement among the Registrant, Trina China and other parties therein dated as of May 30, 2006 (incorporated by reference to Exhibit 4.6 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.7	Amendment to the Amended and Restated Shareholders Agreement among the Registrant, Trina China and other parties therein dated as of December 7, 2006 (incorporated by reference to Exhibit 4.7 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.1	2006 Share Incentive Plan, including form of Restricted Share Award Agreement (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.2	Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.4	Form of Tax Indemnification Agreement between the Registrant and Former Shareholders dated as of September 15, 2006 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.5	Form of Guarantee Agreement between the Guarantor and Bank of Communications for Long-term Loans (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.6	Form of Guarantee Agreement between the Guarantor and Bank of Communications for Short-term Loans (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.7	Form of Guarantee Agreement between the Guarantor and Agriculture Bank of China for Short-term Loans (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.8	Form of Maximum Guarantee Agreement between Guarantors and Agriculture Bank of China for Short-term Loans (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.9	Form of Counter-guarantee Agreement between Guarantors and Changzhou City Hengtai Investment Co., Ltd. for Maximum Guarantee (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.10	Form of Security Agreement between Trina China and Changzhou City Hengtai Investment Co., Ltd. for Maximum Guarantee (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-139144) filed with the Securities and Exchange Commission on December 19, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Trina Solar Limited

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: June 12, 2007

TRINA SOLAR LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Trina Solar Limited

We have audited the accompanying consolidated balance sheets of Trina Solar Limited and subsidiaries (the “Company”) as of December 31, 2004, 2005, and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2006, and the related financial statement schedule included in Schedule I. These financial statements and the related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Trina Solar Limited and subsidiaries as of December 31, 2004, 2005, and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.

Shanghai, China

May 14, 2007 (June 7, 2007 as to Note 20)

TRINA SOLAR LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	December 31,
	2004	2005	2006
	$	$	$
ASSETS
Current assets:
Cash and cash equivalents	3,395,387	1,224,232	93,380,212
Restricted cash	241,668	526,975	5,003,871
Inventories	541,491	6,696,049	32,230,309
Accounts receivable, net of allowance for doubtful accounts of $0, $0 and $0 in 2004, 2005 and 2006	80,952	4,924,182	29,352,577
Other receivable, net of allowance for doubtful accounts of $73,140, $77,279 and $76,137 in 2004, 2005 and 2006	237,739	816,684	1,227,878
Advances to suppliers	426,669	4,394,511	34,606,226
Value-added tax recoverable	—	360,113	1,034,668
Amounts due from related parties	757,890	114,769	—
Deferred tax assets	—	—	612,711
Current assets of discontinued operations	3,038,923	1,516,432	352,654

Total current assets	8,720,719	20,573,947	197,801,106
Property, plant and equipment, net	758,087	9,629,681	51,419,365
Intangible assets, net	559,023	903,472	2,372,362
Deferred tax assets	496	32,678	152,187
Non-current assets of discontinued operations	1,153,339	1,158,603	—

TOTAL ASSETS	11,191,664	32,298,381	251,745,020

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	193,124	772,432	5,028,922
Short-term borrowings, including current portion of long-term bank borrowings	3,656,135	6,628,336	71,408,653
Accounts payable	1,389,651	3,845,233	9,146,920
Advances from customers	—	280,593	1,199,684
Amounts due to related parties	38,016	—	—
Income tax payable	45,846	536,989	849,891
Current liabilities of discontinued operations	855,145	650,998	433,900

Total current liabilities	6,177,917	12,714,581	88,067,970
Long-term bank borrowings	—	4,956,507	5,122,492
Accrued warranty costs	4,136	272,320	1,400,269

Total liabilities	6,182,053	17,943,408	94,590,731

Commitments and contingencies (Note 17)
Shareholders’ equity
Ordinary shares ($0.00001 par value; 5,000,000,000 shares authorized, 1,000,000,000 shares issued and outstanding as of December 31, 2004 and 2005, 2,121,534,728 shares issued and outstanding as of December 31, 2006)	10,000	10,000	21,215
Additional paid-in capital	5,107,586	10,881,178	139,670,637
Retained earnings (deficit)	(110,065)	3,201,389	15,622,250
Accumulated other comprehensive income	2,090	262,406	1,840,187

Total shareholders’ equity	5,009,611	14,354,973	157,154,289

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,191,664	32,298,381	251,745,020

See notes to consolidated financial statements.

TRINA SOLAR LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars)

	Years ended December 31,
	2004	2005	2006
	$	$	$
Continuing operations:
Net revenues:
Solar modules	413,632	27,275,192	114,337,282
System integration	—	—	162,367

Total net revenues	413,632	27,275,192	114,499,649

Cost of revenues:
Solar modules	373,028	20,985,700	84,291,651
System integration	—	—	158,090

Total cost of revenues	373,028	20,985,700	84,449,741

Gross profit	40,604	6,289,492	30,049,908

Selling expenses	66,214	520,736	2,570,882
General and administrative expenses	39,650	1,374,676	8,655,781
Research and development expenses	262,423	121,594	1,902,680

Total operating expenses	368,287	2,017,006	13,129,343

Income (loss) from continuing operations	(327,683)	4,272,486	16,920,565
Interest expenses	(72,614)	(470,245)	(2,137,221)
Interest income	3,576	15,734	260,614
Other expenses	(35,000)	(26,808)	(82,206)

Income (loss) from continuing operations before income taxes	(431,721)	3,791,167	14,961,752
Tax (expense) benefit	51,807	(570,723)	(1,787,614)

Net income (loss) from continuing operations after taxes before minority interest	(379,914)	3,220,444	13,174,138
Minority interest	13,267	—	—

Net income (loss) from continuing operations	(366,647)	3,220,444	13,174,138

Discontinued operations
Income (loss) from discontinued operations	448,971	131,823	(761,975)
Income tax (expense) benefit	(94,734)	(40,813)	8,698

Net income (loss) from discontinued operations	354,237	91,010	(753,277)

Net income (loss)	(12,410)	3,311,454	12,420,861

Earnings (loss) per ordinary share from continuing operations
Basic	Nil	0.003	0.010
Diluted	Nil	0.003	0.010
Earnings (loss) per ordinary share
Basic	Nil	0.003	0.009
Diluted	Nil	0.003	0.009
Weighted average ordinary shares outstanding
Basic	1,000,000,000	1,000,000,000	1,038,316,484
Diluted	1,000,000,000	1,000,000,000	1,058,483,593
Share-based compensation expense included in
Cost of revenues	—	—	414,941
Selling expenses	—	—	323,003
General and administrative expenses	—	—	389,431
Research and development expenses	—	—	1,600,077

See notes to consolidated financial statements.

TRINA SOLAR LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars)

	Ordinary shares		Additional paid-in Capital	Retained earning (deficit)	Other comprehensive income	Total	Total comprehensive income (loss)
	Shares	$	$	$	$	$	$
Balance at January 1, 2004 ($0.00001 par value; 5,000,000,000 shares authorized, 1,000,000,000 shares issued and outstanding as of December 31, 2004 and 2005, 2,121,534,728 shares issued and outstanding as of December 31, 2006)	1,000,000,000	10,000	2,485,000	(97,655)	1,987	2,399,332	128,445
Capital contribution	—	—	2,456,956	—	—	2,456,956
Excess of proceeds received over net assets of a subsidiary disposed to entity under common control	—	—	165,630	—	—	165,630
Net loss	—	—	—	(12,410)	—	(12,410)	(12,410)
Foreign currency translation adjustments	—	—	—	—	103	103	103

Balance at December 31, 2004	1,000,000,000	10,000	5,107,586	(110,065)	2,090	5,009,611	(12,307)

Capital contribution	—	—	5,773,592	—	—	5,773,592
Net income	—	—	—	3,311,454	—	3,311,454	3,311,454
Foreign currency translation adjustments	—	—	—	—	260,316	260,316	260,316

Balance at December 31, 2005	1,000,000,000	10,000	10,881,178	3,201,389	262,406	14,354,973	3,571,770

Share-based compensation	—	—	2,727,452	—	—	2,727,452
Return of capital upon restructuring	—	—	(5,115,003)	—	—	(5,115,003)
Conversion of Series A preferred shares to ordinary shares	545,808,968	5,458	39,163,040	—	—	39,168,498
Issuance of restricted shares to employees	45,725,760	457	—	—	—	457
Capital contribution	—	—	4,853,400	—	—	4,853,400
Issuance of ordinary shares, net of issue costs	530,000,000	5,300	87,160,570	—	—	87,165,870
Net income	—	—	—	12,420,861	—	12,420,861	12,420,861
Foreign currency translation adjustments	—	—	—	—	1,577,781	1,577,781	1,577,781

Balance at December 31, 2006	2,121,534,728	21,215	139,670,637	15,622,250	1,840,187	157,154,289	13,998,642

See notes to consolidated financial statements.

TRINA SOLAR LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2004	2005	2006
	$	$	$
Operating activities:
Net income (loss)	(12,410)	3,311,454	12,420,861

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Minority interest	(13,267)	—	—
Depreciation and amortization	173,187	396,851	1,444,360
Deferred taxes	20,074	(79,446)	(673,745)
Share-based compensation	—	—	2,727,452
(Loss) gain on disposal of property, plant and equipment	(12,952)	6,084	93,216
Provision for (recoveries of) doubtful receivables	(171,423)	393,866	156,958
Provision for obsolete inventory	—	—	2,600,380
Provision for advances to suppliers	—	—	4,527,094
Changes in operating assets and liabilities:
Inventories	(558,414)	(6,263,627)	(27,512,011)
Accounts receivable	140,671	(4,086,468)	(24,154,296)
Other receivable	79,622	(850,119)	(1,047,761)
Advances to suppliers	(803,247)	(3,528,586)	(34,725,178)
Accounts payable	160,865	1,021,569	3,283,618
Accrued expenses	24,346	304,323	4,512,611
Advances from customers	(191,956)	198,666	905,338
Income tax payable	(36,276)	491,143	312,902
Amounts due to and from related parties	(696,274)	439,476	—
Accrued warranty costs	4,136	268,184	1,127,949

Net cash used in operating activities	(1,893,318)	(7,976,630)	(54,000,252)

Investing activities:
Disposal of a subsidiary, net of cash received	(85,794)	—	—
Purchases of property, plant and equipment	(676,166)	(7,676,934)	(41,372,493)
Purchases of intangible asset	(561,837)	(365,460)	(1,449,214)
Proceeds from disposal of property, plant and equipment	27,716	4,930	742,761
Decrease (increase) in restricted cash	(241,668)	(285,307)	(4,476,896)

Net cash used in investing activities	(1,537,749)	(8,322,771)	(46,555,842)

Financing activities:
Return of capital upon restructuring	—	—	(5,115,003)
Proceeds from issuance of Series A preferred shares	—	—	39,168,498
Capital contribution from shareholders	2,456,956	5,939,222	4,853,400
Proceeds from issuance of restricted shares to employees	—	—	457
Proceeds from issuance of ordinary shares	—	—	87,165,870
Proceeds from short-term bank borrowings	5,437,081	21,302,413	101,171,165
Repayment of short-term bank borrowings	(1,843,773)	(18,330,212)	(36,390,848)
Proceeds from long-term bank borrowings	—	4,956,507	—
Return of advances to related parties	—	—	114,769

Net cash provided by financing activities	6,050,264	13,867,930	190,968,308

Effect of exchange rate changes	103	260,316	1,743,766

Net change in cash and cash equivalents	2,619,300	(2,171,155)	92,155,980

Cash and cash equivalents at the beginning of the year	776,087	3,395,387	1,224,232

Cash and cash equivalents at the end of the year	3,395,387	1,224,232	93,380,212

Supplemental disclosure of cash flow information:
Interest paid	70,398	507,239	2,023,763
Income taxes paid	59,128	200,517	2,139,759
Property, plant and equipment received in lieu of accounts receivable	—	—	279,372

Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable	21,625	169,066	1,558,602

See notes to consolidated financial statements.

TRINA SOLAR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(In U.S. dollars)

1. Organization and Principal Activities

Trina Solar Limited, (“Trina”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on March 14, 2006.

Trina, its subsidiaries and variable interest entity (“VIE”) (collectively the “Company”) are principally engaged in the manufacturing and selling of solar modules in the People’s Republic of China (the “PRC”) and overseas markets. During the periods covered by the consolidated financial statements, substantially all of the Company’s business was conducted through an operating subsidiary, Changzhou Trina Solar Energy Co., Ltd. (“Trina China”), established in the PRC on December 26, 1997. Tianhe Research Institute Co., Ltd. (“Tianhe Research”), a former subsidiary of Trina China, was established in the PRC on May 19, 2003 for conducting research and development and was disposed of on December 29, 2004. In addition, Trina China consolidates the operations of Sun Era Industries Limited (“Sun Era”) that was incorporated in the British Virgin Islands on October 18, 2002 by the founder of Trina China and his wife to procure raw materials, provide sales support and make toll manufacturing purchases exclusively for Trina China and was determined to be a VIE of Trina China. We believe through the related party nature of the arrangement to establish Sun Era that we own the majority of its outstanding equity ownership rights and we believe that we are the primary beneficiary of Sun Era. We have consolidated Sun Era since its establishment. On July 18, 2006, the Company established a Hong Kong incorporated wholly-owned subsidiary, Top Energy International, Ltd. (“Top Energy”) to assist the Company in procuring raw materials and trading silicon wafers.

In connection with pre-IPO planning, the Company initiated a restructuring process. Trina was established in March 2006 and issued 10,000 ordinary shares at par value of $1.00 per share to the nominees of the then existing equity owners of Trina China, based on their proportionate ownership in Trina China. In April 2006, the issued 10,000 ordinary shares were sub-divided into 1,000,000,000 ordinary shares at par value of $0.00001 each. In May 2006, the Company issued 545.8 million Series A preferred shares for cash proceeds of approximately $40 million. Trina then acquired the entire equity interest in Trina China from the then existing equity owners by paying nominal consideration to the foreign equity owners and an aggregate of approximately RMB40.7 million (equivalent to $5.1 million) to the PRC equity owners. The consideration of $5.1 million paid to these PRC equity owners was regarded as a return of capital upon restructuring. These PRC equity owners then advanced the amounts they received back to Trina China. Trina China fully repaid these advances in October 2006 while these PRC equity owners, through their designated nominee shareholders of the Company, contributed in aggregate of approximately $4.9 million as a gift or donated capital to the Company in October and November 2006. The restructuring process has resulted in the nominees of the former equity owners of Trina China holding ordinary shares of the Company consistent with the percentage of ownership of the former equity owners in Trina China and has been accounted for as a recapitalization. Accordingly, the consolidated financial statements include the results of Trina China prior to the recapitalization with all share and per share data being restated to give retroactive effect of this restructuring and the share capital represents the capital amount of the Company as if the restructuring has been completed as of the earliest period presented.

2. Summary of Principal Accounting Policies

(a) Basis of presentation

These consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries and VIE. We have eliminated all inter-company transactions and balances during consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in our financial statements include provision for doubtful accounts, provision for warranty expenses, valuation of deferred tax assets, valuation of the useful lives of our intangible assets and property, plant and equipment, valuation of share-based compensation and related forfeiture rates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Restricted cash comprises amounts pledged to our banks to secure notes payable and letters of credit facilities. These deposits carry fixed interest rates and will be released when the related letters of credit are settled by us. As of December 31, 2004, 2005 and 2006, the Company’s notes payable of $241,668, $nil and $nil are secured with the Company’s bank deposits of $241,668, $nil and $nil. As of December 31, 2004, 2005 and 2006, the Company issued letters of credit of $nil, $526,975 and $7,817,975 secured by the Company’s bank deposits of $nil, $526,975 and $5,003,871, respectively.

(d) Inventories

We report our inventories at the lower of cost or market. We determine cost on a weighted-average basis. These costs include direct material, direct labor, toll manufacturing costs, inventory movement and fixed and variable indirect costs, including depreciation and amortization.

We regularly review the cost of inventory against its estimated fair market value and will record a lower of cost or market write-down for inventories that have a cost in excess of estimated market value. We also provide obsolescence reserves for silicon materials that may not meet our required specifications for inclusion in our manufacturing process. These materials are periodically sold for scrap.

We have outsourced portions of our manufacturing process, including cutting ingots into wafers, and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (silicon, ingots or wafers) to the third-party manufacturers. Such raw materials are recorded as raw materials inventory when originally purchased from suppliers.

For those outsourcing arrangements in which title does not transfer, we maintain the inventory in the balance sheet as raw materials inventory while it is in physical possession on the third-party manufacturers. Upon receipt of the processed inventory from the third-party manufacturers, it is reclassified to work-in-progress inventory with the processing fee capitalized as a cost of inventory.

For those outsourcing arrangements in which title (including risk of loss) does transfer to the third-party manufacturer, we are constructively obligated to repurchase the inventory once processed. To accomplish this, we enter into raw materials sales agreements and processed inventory purchase agreements simultaneously with the third-party manufacturer. In such instances, we maintain the inventory in the consolidated balance sheets while it is in the physical possession of the third-party manufacturer. The cash received from the third-party manufacturer is classified as a current liability on the balance sheet and not as revenue or deferred revenue. Upon receipt of the processed inventory, it is reclassified to work-in-process inventory and a processing fee is paid to the third-party manufacturer. Cash payments for outsourcing arrangements which require prepayment for repurchase of the processed inventory are classified as current assets on the balance sheet. There is no right of offset for these arrangements and accordingly, the associated assets and liabilities remain on the balance sheet until the processed inventory is settled.

We do not recognize revenue or costs of revenue until our finished solar modules are delivered and title has passed to our customers.

(e) Property, plant and equipment

We report our property, plant and equipment at cost, less accumulated depreciation and amortization. Costs include the prices paid to acquire or construct the assets, including capitalized interest during the construction period, and any expenditures that substantially extend the useful life of an existing asset. Interest capitalized into property, plant and equipment was $nil, $52,731 and $74,685 during 2004, 2005 and 2006, respectively. We expense repair and maintenance costs when they are incurred.

	Years ended December 31,
	2004	2005	2006
	$	$	$
Total interest incurred	72,614	522,976	2,211,906
Interest capitalized	—	(52,731)	(74,685)

Interest expenses	72,614	470,245	2,137,221

We compute depreciation expense using the straight-line method over the estimated useful lives of the assets presented below. We amortize leasehold improvements over the lesser of their estimated useful lives or the term of the lease. Capitalized costs related to assets under construction are not depreciated until construction is complete and the asset is ready for its intended use. Repairs and maintenance are expensed as incurred.

Years
Buildings	20
Plant and machinery	5-10
Motor vehicles	5
Electronic equipment, furniture and fixtures	5

(f) Intangible assets

Our land use rights are reported at cost, less accumulated amortization. We amortize the land use rights on a straight-line basis over 50 years based on the contractual life of the right.

(g) Long-lived assets

We evaluate our long-lived assets and definite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

(h) Income taxes

We recognize deferred income tax assets and liabilities for the future tax consequences attributable to differences between the tax basis of assets and liabilities and their reported amounts in the financial statements and for net operating loss carryforwards and credits. We measure deferred tax assets and liabilities by using enacted statutory tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We recognize the effects of any changes to applicable tax rates in the period in which the new rate is enacted. Our deferred tax assets are reduced by a valuation allowance when we determine it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of each relevant taxing authority. We classify the components of our deferred tax assets and liabilities individually as current and non-current based on the characteristics of the underlying assets and liabilities, or on the expected period of their use, if not related to an asset or liability.

(i) Revenue recognition

We recognize revenue for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has transferred to the customer, the sales price is fixed or determinable, and the collectibility of the resulting receivable is reasonably assured. Our sales agreements typically contain customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

We recognize sales of our solar modules based on the terms of the specific sales contract. Generally, we recognize sales when we have delivered our products to our customers’ designated point of shipment, which may include commercial docks or commercial shipping vessels. Some of our contracts may stipulate that we must defer recognizing revenue until we have delivered the product to our customer’s location and we receive documentation that they have accepted delivery.

We recognize revenue on sales of our aluminum siding when we have delivered it to our customer’s location and they have accepted delivery.

We recognize revenue related to our solar systems integration on the percentage-of-completion method. We estimate our revenues by using the cost-to-cost method, whereby we derive a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. We use the ratio computed in the cost-to-cost analysis by applying it to the contract price to determine the estimated revenues earned in each period. When we determine that total estimated costs will exceed total revenues under a contract, we record a loss accordingly.

(j) Shipping and handling costs

Customer payments of shipping and handling costs are included in our net revenues. Shipping and handling costs relating to solar module sales of $3,357, $7,187 and $194,948 are included in selling expenses for the years ended December 31, 2004, 2005 and 2006, respectively. Shipping and handling costs relating to inventory purchases of $56, $18,065 and $109,257 are included as a component of cost of revenues for the years ended December 31, 2004, 2005 and 2006, respectively.

(k) Research and development

Research and development costs are incurred during the period we are developing new products or refining existing products or technologies. These costs are expensed as incurred until the products have been developed and tested and are ready for production and sale.

We periodically qualify for grants from the PRC government for achieving certain research and development milestones. We record these grants as an offset to our research and development expenses in the periods in which we earn them. Grants that we receive prior to when we achieve the specified milestone are reported as a liability. We recorded $116,762, $151,638 and $198,693 of earned grants as reductions of research and development expenses for the years ended December 31, 2004, 2005 and 2006, respectively.

(l) Product warranties

We provide a limited warranty to the original purchasers of our solar modules for two years following delivery for defects in materials and workmanship. We provide a minimum power output warranty for up to 25 years following delivery. We accrue warranty costs as we recognize revenues. Due to our limited solar module manufacturing history, we do not have a significant history of warranty claims. We currently accrue for product warranties at 1% of solar module sales based on our assessment of industry norms which also represents our best estimate to date. Should we begin to experience warranty claims differing from our accrual rate, we would prospectively revise the warranty accrual rate.

(m) Advances from customers

We frequently require that our customers pay us for our solar modules prior to the delivery of the products. These advance payments are recorded as advances from customers under our current liabilities.

(n) Foreign currency translation and foreign currency risk

Our functional currency is the Renminbi (“RMB”), the currency of the PRC. Transactions that we denominate in other currencies are recorded in RMB at the rates of exchange on the date when the transactions occur. We translate monetary assets and liabilities denominated in other currencies into RMB at the rates of exchange in effect at each balance sheet date. We record these exchange gains and losses in the statements of operations.

We have chosen the US dollar as our reporting currency. Our assets and liabilities are translated at the exchange rate at each balance sheet date and we use an average exchange rate for the period to translate our statements of operations. We report the adjustments that result from these translations as a component of our shareholders’ equity under other comprehensive income.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. Our cash and cash equivalents and restricted cash denominated in RMB amounted to $3,298,173, $363,156 and $6,359,816 as of December 31, 2004, 2005 and 2006, respectively.

(o) Concentrations of credit risk

Our financial instruments that potentially expose us to concentrations of credit risk are primarily our trade accounts receivable. We conduct credit evaluations of our customers but generally have not required collateral or other security interests from our customers when we grant them credit. We make a provision for estimated uncollectible accounts based primarily on the age of the receivables but also when we identify potential payment problems with specific customers.

We have not had significant collections issues for receivables generated from sales of our solar modules. We often require significant down payments or letter of credit by our customers prior to shipment and may require settlement via wire transfer within 30 days of shipment as these are typically export sales.

Our historical write-offs have been within management estimates.

(p) Fair value of financial instruments

Our trade accounts receivables, other receivables, advances to suppliers, trade accounts payable, and short-term borrowings all approximate their fair values due to their short-term maturity dates.

Our long-term borrowings had carrying values approximating their fair values of December 31, 2004, 2005 and 2006.

(q) Share-based compensation

The Company has adopted SFAS No. 123R, “Share-based Payment”, which requires that share-based payment transactions with employees, such as restricted shares, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to paid-in capital. Under this method, compensation cost related to employee restricted shares is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

(r) Derivative financial instruments

The Company’s primary objective for holding derivative financial instruments is to manage currency risk. The Company records derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in fair values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

In 2006, the Company entered into certain foreign exchange contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with the outstanding accounts payable. The foreign exchange hedge contracts do no qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency hedge contracts are recognized in the statement of operations.

As of December 31, 2006, the Company has no outstanding foreign exchange hedge contracts.

(s) Income per share

Basic income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.

The following table sets forth the computation of the basic and diluted income from continuing operations per share for the periods indicated:

	Years ended December 31,
	2004	2005	2006
	$	$	$
Net income (loss) from continuing operations attributable to ordinary share holders—basic	(379,914)	3,220,444	10,206,788
Amount allocated to Series A shares for participating rights to dividends	—	—	2,967,350
Net income (loss) from continuing operations attributable to ordinary share holders—diluted	(379,914)	3,220,444	13,174,138
Ordinary shares outstanding	1,000,000,000	1,000,000,000	1,000,000,000
Weighted average Series A shares outstanding	—	—	38,316,484
Weighted average number of ordinary shares outstanding—basic	1,000,000,000	1,000,000,000	1,038,316,484
Unvested restricted shares	—	—	20,167,109
Weighted average number of ordinary shares outstanding—diluted	1,000,000,000	1,000,000,000	1,058,483,593
Per share income from continuing operations attributable to ordinary shareholders—basic	Nil	0.003	0.010
Per share income from continuing operations attributable to ordinary shareholders—diluted	Nil	0.003	0.012

Since the Series A preferred shareholders had the right to participate equally with the common shareholders in any dividends declared, the Company has presented 2006 basic and diluted earnings per share using the two-class method.

(t) Recently issued accounting pronouncements

In June 2006 the FASB released Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, (“FIN 48”) which prescribes a recognition threshold and a measurement attribute for tax positions taken, or expected to be taken, in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We are required to adopt FIN 48 as of January 1, 2007. We do not anticipate that the adoption of this interpretation will have a material impact on our financial position, cash flow or results of operations.

In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross Versus Net Presentation)” (“EITF 06-3”). The scope of EITF 06-3 includes sales, use, value added and some excise taxes that are assessed by a governmental authority on specific revenue-producing transactions between a seller and customer. EITF 06-3 states that a company should disclose its accounting policy (i.e. gross or net presentation) regarding the presentation of taxes within its scope, and if significant, these disclosures should be applied retrospectively to the financial statements for all periods presented. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company is currently evaluating the impact, if any, of this statement on its consolidated financial statements and related disclosures.

In September 2006, the FASB released FAS 157, Fair Value Measurement (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements and the FASB had previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, FAS 157 does not require any new fair value measurements. FAS157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are in the process of assessing the impact of the adoption of FAS 157 on the Company’s financial position or results of operations.

In February 2007, the FASB released FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). FAS 159 permits entities to choose to measure certain financial instruments at fair value to expand the use of fair value measurement and improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are in the process of assessing the impact of the adoption of FAS 159 on the Company’s financial position or results of operations.

3. Discontinued Operations

Due to the continuing erosion of the gross margins related to the aluminum siding business and the Company’s decision to focus its future efforts on the solar module business, the Company decided to discontinue the aluminum siding business, which previously represented a business segment of the Company, in June 2006. In December 2006, Trina China entered into a contract to sell the assets of the aluminum sidings business, including the land use rights of 7,633 square meters, buildings on the land and equipment, for a total price of RMB5.8 million ($742,761) to Mr. Wu Weifeng and Mr. Wu Weizhong, the brothers of Ms. Chunyan Wu, one of our directors and wife of Mr. Jifan Gao, the Chairman of our company. These assets include land use rights of 7,633 square meters, buildings on the land and equipment. The sales price was determined based on the higher of the two formal offers, one of which came from a third party unrelated to the Company, and was approved by the audit committee and all the independent directors. The resulting loss on disposal of $244,130 is reflected in loss on discontinued operations for the year ended December 31, 2006.

Summarized operating results from the discontinued operations included in the Company’s consolidated statements of operations were as follows:

	Years ended December 31,
	2004	2005	2006
	$	$	$
Revenues	4,401,995	3,224,994	1,141,315
(Loss) income from discontinued operations before income taxes	448,971	131,823	(761,975)
Income tax benefit (expense)	(94,734)	(40,813)	8,698

(Loss) income from discontinued operations, net of tax	354,237	91,010	(753,277)

Summarized assets and liabilities from the discontinued operations included in the Company’s consolidated balance sheets were as follows:

	At December 31
	2004	2005	2006
	$	$	$
Current assets of discontinued operations:
Accounts receivable, net	1,913,123	759,578	324,462
Inventory	513,560	622,630	—
Advance to suppliers	452,887	13,631	—
Prepaid expenses and other current assets	159,353	120,593	28,192

	3,038,923	1,516,432	352,654

Non-current assets of discontinued operations:
Property, plant and equipment, net	970,913	975,831	—
Land use rights	182,426	182,772	—

	1,153,339	1,158,603	—

	4,192,262	2,675,035	352,654

Current liabilities of discontinued operations:
Accounts payable—trade	(587,815)	(583,488)	(124,021)
Accrued expenses and other current liabilities	(267,330)	(67,510)	(309,879)

	(855,145)	(650,998)	(433,900)

4. Inventories

Inventories consist of the following:

	At December 31,
	2004	2005	2006
	$	$	$
Raw materials	165,505	2,061,972	15,630,192
Work in progress	72,134	4,249,975	13,697,052
Finished goods	303,852	384,102	2,903,065

Total	541,491	6,696,049	32,230,309

As of December 31, 2006, inventory was written down by $2,484,749 to reflect the lower of cost or market.

5. Accounts Receivable and Other Receivables

Other receivables consist of the following:

	At December 31,
	2004	2005	2006
	$	$	$
Other debtors	306,759	800,296	420,754
Prepaid expenses	4,120	93,667	883,261
Less: Allowance for doubtful accounts	(73,140)	(77,279)	(76,137)

	237,739	816,684	1,227,878

An analysis of the allowance for doubtful accounts at December 31, 2004, 2005 and 2006 is as follows:

	At December 31,
	2004	2005	2006
	$	$	$
Allowance for doubtful accounts for accounts receivable
Beginning balance	126,888		—
Amount provided for doubtful accounts	—	—	—
Amount written off	—	—	—
Collection of receivables	(126,888)	—	—

Ending balance	—	—	—

Allowance for doubtful accounts for other receivable
Beginning balance	4,964	73,140	77,279
Amount provided for doubtful accounts	68,176	4,139	—
Amount written off	—	—	(1,142)

Ending balance	73,140	77,279	76,137

6. Property, Plant and Equipment, Net

Property, plant and equipment, net, consist of the following:

	At December 31,
	2004	2005	2006
	$	$	$
Buildings	—	2,980,172	5,924,618
Plant and machinery	138,332	4,758,554	16,824,811
Motor vehicles	125,614	182,554	249,010
Electronic equipment, furniture and fixtures	82,738	981,049	2,784,188

Total	346,684	8,902,329	25,782,627
Less: Accumulated depreciation	(25,135)	(370,062)	(1,717,804)

Construction in progress	436,538	1,097,414	27,354,542

Property, plant and equipment, net	758,087	9,629,681	51,419,365

Our depreciation expense was $42,071, $310,810 and $1,353,148 for the years ended December 31, 2004, 2005 and 2006, respectively.

Construction in progress primarily represents the construction of a new plant that includes several new production lines.

As of December 31, 2004, 2005, and 2006, $nil, $5,730,961 and $5,922,881, respectively, of property, plant and equipment was pledged to secure the guarantees for short-term loans (refer to note 9).

7. Intangible Assets, Net

Amortized intangible assets, net, represent land use rights for the solar module segment and consist of the following:

	At December 31,
	2004	2005	2006
	$	$	$
Cost	561,831	921,911	2,425,378
Less: Accumulated amortization	(2,808)	(18,439)	(53,016)

Net	559,023	903,472	2,372,362

Our amortization expense was $2,808, $15,631 and $34,577 for the years ended December 31, 2004, 2005 and 2006, respectively.

Annual amortization for the above intangible asset is estimated at $48,508 per year for the next five years.

At December 31, 2004, 2005 and 2006, the land use right certificates for a certain portion of our land use rights amounting to $561,831, $921,911 and $nil, respectively, had not been obtained. Such certificates were obtained in August 2006.

As of December 31, 2006, $1,152,561 of land use rights were pledged to secure the guarantees for long-term loans (refer to note 9)

8. Disposal of a Subsidiary

In December 2004, we disposed of our entire equity interest in Tianhe Research to Mr. Jiqin Gao, one of our employees and the brother of Mr. Jifan Gao, our Chairman and Changzhou Tianhe Investment Co., Ltd. The net assets of Tianhe Research at the date of disposal were $160,590 and the consideration for the disposal was $326,225, the registered capital of Tianhe Research. We have treated this transaction as a transaction between entities under common control and recognized $165,630, being the excess of the proceeds received over the net assets of Tianhe Research, as an additional capital contribution to the Company. As of December 31, 2004, $165,630 had not been received and was recorded in amounts due from related parties.

9. Bank Borrowings

Our bank borrowings consist of the following:

	At December 31,
	2004	2005	2006
	$	$	$
Bank borrowings
Short-term	3,656,135	6,628,336	71,408,653
Long-term, current portion	—	—	—

Sub-total	3,656,135	6,628,336	71,408,653

Long-term, non-current portion	—	4,956,507	5,122,492

Total	3,656,135	11,584,843	76,531,145

Short-term bank loans of $42,260,556 as of December 31, 2006 are guaranteed separately by Changzhou Fulai Property Development Co., Ltd., Changzhou City Heng Tai Investment Guarantee Co., Ltd., Changzhou Jiuzhou Property Development Co., Ltd., and Changzhou Fuyuan Property Development Co., Ltd. Short-term bank loans of $8,964,360 as of December 31, 2006 are guaranteed by pledge of raw materials of Trina China. Short-term bank loans of $20,183,737 are unsecured.

Short-term bank loans of $6,628,336 as of December 31, 2005 are guaranteed separately by Changzhou Yin Lian Guarantee Co., Ltd., Changzhou City Heng Tai Investment Guarantee Co., Ltd. and Changzhou Tianhe Investment Co., Ltd. Short-term bank loans of $3,656,135 as of December 31, 2004 are guaranteed separately by Changzhou Tianhe Investment Co., Ltd. and Changzhou City Ming Seng Financing Guarantee Co., Ltd. During the year ended December 31, 2004, 2005 and 2006, the average interest rate was 5.91%, 6.10% and 6.10% per annum, respectively.

Our long-term bank loans of $nil, $4,956,507 and $5,122,492 as of December 31, 2004, 2005 and 2006 were guaranteed by Changzhou Fulai Property Development Co., Ltd., a related party. During the years 2004, 2005 and 2006, the average interest rate was nil, 6.91% and 6.91% per annum, respectively. All of the bank loans are unsecured, arranged at fixed interest rates and are due for repayment upon maturity in 2008. All of the bank borrowings were incurred and repayable by Trina China.

The funds borrowed under the above short-term arrangements are repayable within one year.

The Company has total bank facilities of $3,656,135, $17,347,773 and $87,082,357 with various banks, of which $3,656,135, $11,584,843 and $76,531,145 were drawn down and nil, $5,762,930 and $10,551,212 were available as of December 31, 2004, 2005 and 2006, respectively.

10. Accrued Warranty Costs

The movement of our accrued warranty costs is summarized below:

	At December 31,
	2004	2005	2006
	$	$	$
Beginning balance	—	4,136	272,320
Warranty provision	4,136	268,184	1,127,949
Warranty costs incurred	—	—	—

Ending balance	4,136	272,320	1,400,269

11. Shareholders’ Equity

In connection with the restructuring discussed in note 1, the Company issued 1,000,000,000 ordinary shares to the owners of Trina China in exchange for the transfer of their interests in Trina China. Accordingly, the registered capital of Trina China was eliminated through a corresponding increase in the par value of ordinary shares of $10,000 and the balance included in additional paid-in capital. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. In December 2006, the Company completed its initial public offering on the New York Stock Exchange of 5,300,000 American Depositary Shares through issuing 530,000,000 ordinary shares at a price of $18.5 per share, raising approximately $87.2 million in net proceeds after deducting underwriting discounts and commissions of approximately $6.9 million and other listing expenses of approximately $4 million. Upon the consummation of the IPO, all of the company’s outstanding 545,808,968 Series A preferred shares were automatically converted into 545,808,968 ordinary shares. As of December 31, 2004, 2005 and 2006, the number of outstanding ordinary shares are 1,000,000,000, 1,000,000,000 and 2,121,534,728, respectively.

12. Share-based Compensation

In March 2006, prior to the restructuring of the Company as disclosed in note 1, Mr. Jifan Gao, a shareholder and founder of the Company, and Ms. Chunyan Wu, wife of Mr. Jifan Gao, transferred certain beneficial interests in the Company to certain employees of the Company for their past services through the transfer of approximately 29% ownership interest in Perseverance International Investment Limited (“Perseverance”), a shareholder of the Company, which is controlled by Ms. Wu. The transfer of Perseverance shares was made for no consideration. Perseverance was established for the sole purpose of holding a portion of equity interest in the Company and is not engaged in any other business. On the date of the grant, the Company was a shell company and as such, there was no value attributable to the interest transferred. As discussed in note 1, the Company acquired all the equity interests in Trina China in May 2006. This restructuring transaction resulted in a new measurement date for the beneficial interests previously granted to these employees. As such, the Company recorded a compensation charge of $2,288,116, which was based on approximately 29% of the aggregate fair value of 106,400,000 ordinary shares of the Company held by Perseverance, or $0.0710 per share on the new measurement date.

The fair value of the ordinary shares was based upon the May 2006 issuance of Series A preferred shares. Based on the consideration paid for the Series A preferred shares, we determined an overall equity of approximately $107 million for our company after the transaction. The interest in the equity value of the Company includes both preferred shares and ordinary shares. The fair value of the equity interest was allocated to preferred shares using the option pricing method. The fair value of the ordinary shares was calculated as the residual, or total equity value less the fair value of the preferred shares. Under the option pricing method, the Company treated the preferred shares as a call option on the Company’s equity value, with the excise price based on the liquidation preference of the preferred shares. Because a call option is used, the option pricing method commonly used is the Black-Scholes model, which takes into account the strike price of the option, risk free interest rates, and the volatility of the Company. Because the Company is a private company, the Company approximates volatility using the historical volatility of comparable publicly traded companies. The significant assumptions used in the Black-Scholes model include: expected life of 8 months; risk-free interest rate of 3.8%; volatility of 29.9%; and no dividend yield.

Based on this methodology, we calculated the residual fair value of our ordinary share to be $0.0710 per share.

On July 24 and August 10, 2006, the Company issued 45,725,760 shares to certain officers and employees at $0.00001 par value with a fair value of $0.1096 as of the grant date. The shares are subject to repurchase by the Company and can be released from the repurchase in the amount of 1/5 per annum on the anniversary of the grant date until 2011 for as long as the officer or employee is employed with the Company.

A summary of the restricted share activity is as follows:

	Number of shares	Weighted average grant date fair value
January 1, 2006	—	—
Granted in July and August 2006	45,725,760	0.1096

Restricted shares outstanding as at December 31, 2006	45,725,760	0.1096

The fair value of the ordinary shares for both our July 24 and August 10, 2006 restricted shares grants was based on a retrospective valuation conducted by an independent third party. This valuation used a combination of a market approach with a 60% weighting and an income approach with a 40% weighting in order to derive the equity value of the Company. The valuation model then allocated the equity value between the ordinary shares and the preference shares in a manner consistent with that of our May 2006 valuation described above. The significant assumptions used in the Black-Scholes model included: expected life of 3.7 years; risk-free interest rate of 3.8%; no dividend yield; and volatility of 65.8%. Based on this methodology, we calculated the residual fair value of our ordinary shares to be $0.1096 per share.

13. Other Expenses

	Years ended December 31,
	2004	2005	2006
	$	$	$
Donations	(36,245)	(24,122)	(37,455)
Others	1,245	(2,686)	(44,751)

	(35,000)	(26,808)	(82,206)

14. Tax Expenses (Benefit)

	Years ended December 31,
	2004	2005	2006
	$	$	$
Current tax expense	(66,538)	602,905	2,519,834
Deferred tax expense	14,731	(32,182)	(732,220)

	(51,807)	570,723	1,787,614

Trina is a tax exempted company incorporated in the Cayman Islands.

Trina China is a foreign invested enterprise located in Changzhou, Jiangsu Province, and was recognized as a high technology enterprise. Our enterprise income tax rate is derived from the standard enterprise income tax rate of 24% for this district, reduced for applicable exemptions.

In accordance with the tax legislations applicable to foreign investment enterprises (“FIE”), we are entitled to exemptions from PRC enterprise income tax for the two years commencing from our first profit-making year of operations, after offsetting all unexpired tax losses carried forward from previous years, and thereafter, entitled to a 50% relief from PRC enterprise income tax for the next three years (the “Tax Exemption”). 1999 was the first year we commenced benefiting from the Tax Exemption. In 2004 we were granted a further three year extension in the 50% relief from PRC enterprise income tax of 24%. As a result, Trina China was subject to preferential enterprise income tax rates of 12% in 2004, 2005 and 2006.

Tianhe Research is subject to an enterprise income tax rate of 33%. We have not provided for any PRC enterprise income taxes for Tianhe Research as we incurred losses in that company in 2004 prior to disposal.

Reconciliation between the provision for income tax computed by applying the applicable enterprise income tax rate of 24% to income before income taxes and the actual provision of income taxes is as follows:

	Years ended December 31,
	2004	2005	2006
	$	$	$
Applicable enterprise income tax rate	24.0%	24.0%	24.0%
Benefit of tax holiday	(12.0)%	(12.0)%	(15.2)%
Expenses not deductible for tax purpose	—	3.1%	3.1%

	12.0%	15.1%	11.9%

Tax exemption and tax relief granted to us amounts to nil, nil and nil per share for the years ended December 31, 2004, 2005 and 2006, respectively.

The principal components of our deferred income tax assets are as follows:

	Years ended December 31,
	2004	2005	2006
	$	$	$
Deferred tax assets
Bad debts provision	—	—	174,267
Inventory provision	—	—	596,339
Advance to suppliers	—	—	332,052
Timing of revenue recognition	—	—	100,343
Accrual of expenses	—	—	150,000
Warranty provision	496	32,678	336,063

Total deferred tax assets	496	32,678	1,689,064
Valuation allowance on deferred tax assets	—	—	(924,166)

Net deferred tax assets	496	32,678	764,898

Analysis as:
Current	—	—	612,711
Non-current	496	32,678	152,187

15. Distribution of Profit

Pursuant to the relevant laws and regulations in the PRC applicable to foreign investment enterprises and the Articles of Association of Trina China, we are required to maintain two statutory reserves, a general reserve fund and a staff welfare and bonus fund which is non-distributable. Appropriations to such reserves are made out of net profit after taxation of Trina China. Trina China is required to transfer 10% of its profit after taxation, as reported in our PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of its registered capital. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. Trina China is also required to allocate a portion of its net profit after taxation to its staff welfare and bonus fund, which may not be distributed to its equity owners. However, the amount to be allocated to the staff welfare and bonus fund is at the sole discretion of the board of directors. PRC regulations currently permit payment of dividends only out of Trina China’s accumulated profits as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, Trina China is restricted in its ability to transfer a portion of net profit to us in the form of dividends.

The amount of the non-distributable general reserve fund was $175,221, $506,367 and $1,776,998 as at December 31, 2004, 2005 and 2006, respectively. The amount of the welfare fund and bonus fund was $Nil, $Nil and $Nil as at December 31, 2004, 2005 and 2006, respectively, as Trina China elected not to make any appropriations to this fund.

The amount that is not subject to restrictions, and which may be transferred from Trina China in the form of dividends, loans or advances, is $Nil, $2,835,992 and $14,271,675 as at December 31, 2004, 2005 and 2006, respectively.

As a result of these PRC laws and regulations, the Company’s PRC subsidiary is restricted in its ability to transfer the registered capital and general reserve fund to the Company in the form of dividends, loans or advances and the restricted portion amounted to $3,930,221, $7,181,367 and $41,171,998 of December 31, 2004, 2005 and 2006, respectively.

16. Related Party Transactions and Balances

Related party balances

The amounts due from related parties ($757,890, $114,769 and $Nil for December 31, 2004, 2005 and 2006, respectively) include cash advances to Changzhou Tianhe Investment Co., Ltd.(“TICL”), one of the former shareholders of Trina China, which is controlled by Mr. Jifan Gao and Mr. Jiqin Gao, Tianhe Research, a former investor and subsidiary, Changzhou Tianhe Electricity and Water Development, a company in which TICL is an investor, and Changzhou Tianhe Exterior Walls Installation Co. Ltd., a company controlled by Ms. Chunyan Wu, one of our directors and wife of Mr. Jifan Gao, the Chairman of our company, is an equity owner of TICL, along with Mr. Jiqin Gao, one of our employees and the brother of Mr. Jifan Gao.

The amounts due to related parties ($38,016, $Nil and $Nil for December 31, 2004, 2005 and 2006, respectively) include cash advances from Tianhe Research, Changzhou Wujin Nanfang Bearing Co., Ltd., a former shareholder of Trina China controlled by Mr. Jianwei Shi, and Changzhou Futan Painting, a related party controlled by Mr. Jifan Gao.

These cash advances are unsecured, interest free and have either short or no fixed repayment terms. They have been fully repaid subsequent to December 31, 2005.

Related party transactions

Our long-term bank loans ($Nil, $4,956,507 and $5,122,492 as of December 31, 2004, 2005 and 2006) were guaranteed by Changzhou Fulai Property Development Co., Ltd., a company controlled by Mr. Canfang Liu and Mr. Lai Shing Yip, directors and beneficial shareholders of Trina.

The Company obtained short-term financing from Changzhou Fulai Property Development Co., Ltd., a related party controlled by Mr. Canfang Liu and Mr. Lai Shing Yip, beneficial shareholders of the Company, and Jiangsu Jiuzhou Investment Group Co., Ltd., a related party controlled by Mr. Canfang Liu. The amount and the duration of these short-term financings ranged from RMB8 million ($1.02 million) to RMB20 million ($2.56 million) and from four days to 34 days, respectively. Interest was charged at 7.2% per annum. Trina recorded $20,335 in interest expenses related to these financings during the year ended December 31, 2006. Both principal and interest were repaid prior to December 31, 2006.

In connection with the restructuring of Trina in 2006, certain of the former equity holders of Trina China may be subject to income tax on capital gain while transferring their equity interest in Trina China to Trina. Trina or Trina China may be subject to withholding obligation with respect to the income tax on their capital gains. These former equity holders of Trina China have provided indemnity to the Company against such withholding obligations or liabilities due to or imposed by the PRC tax authority arising from the restructuring.

In December 2006, Trina China entered into a contract to dispose of the plant and equipment of the aluminum siding business for a total price of RMB5.8 million ($742,761) to Mr. Weifeng Wu and Mr. Weizhong Wu, the brothers of Ms. Chunyan Wu, one of our directors and wife of Mr. Jifan Gao, the Chairman of our company. These assets include land use rights of 7,633 square meters, buildings on the land and equipment. The sales price was determined based on the higher of the two formal offers, one of which came from a third party unrelated to the Company, and was approved by the audit committee and all the independent directors. The resulting loss on disposal of $244,130 is reflected in loss on discontinued operations for the year ended December 31, 2006.

17. Commitments and Contingencies

a) Capital commitments

	At December 31,
	2004	2005	2006
	$	$	$
Commitments to purchase property, plant and equipment	—	1,384,109	27,294,805

Commitments to purchase property, plant and equipment as at December 31, 2005 and 2006 relate to building and machinery associated with expansion of our solar module business.

b) Operating lease commitments

We had operating lease agreements principally for our office properties in the PRC. These leases had expired by December 31, 2006 and were not renewed. Our rental expense was $60,647, $50,404 and $3,515 for the years ended December 31, 2004, 2005 and 2006, respectively.

c) Contingencies

As of December 31, 2005, we were contingently liable to the local government with respect to accumulated under-payment of social insurance and employee welfare benefits which were estimated to be $94,894 and recognized as a liability by the Company. Subsequently in 2006, we have settled with the local government authority in relation to the outstanding payments and indicated that no further penalty would be charged to the Company. However, the Company might still be subject to fines or penalty for the underpayment in the past as of December 31, 2006. Mr. Jifan Gao has agreed to indemnify us against any future loss or penalty for such past non-compliance.

As of December 31, 2005, we were contingently liable to the local government for commencing construction of new buildings without acquiring all required construction and environmental permits. Subsequently in 2006, we have obtained all of the outstanding permits. However, the Company might still be subject to fines or penalties for the past non-compliance as of December 31, 2006. Mr. Jifan Gao has agreed to indemnify us against any future economic loss or penalty as a result of such non-compliance.

In connection with the restructuring of Trina in 2006, certain former shareholders of Trina China may be subject to income tax on capital gains from transferring their equity interests in Trina China to Trina. Trina or Trina China may be subject to withholding obligations with respect to the income tax on capital gains. These former shareholders of Trina China have provided indemnity to the Company against such withholding obligations or liabilities due to or imposed by the PRC tax authority that may arise out of the restructuring.

18. Segment Information

Prior to electing to discontinue our aluminum siding business, the Company was operating in three operating segments, namely solar modules, aluminum siding and system integration. Upon the election to discontinue the aluminum siding business in June 2006, we have been operating our business under the two remaining segments. We have retroactively reclassified all of the segment activity to reflect our current segment structure. The results of the system integration business are included as non-allocated in the segment information as the amounts involved are insignificant.

Our solar operations comprises the production of monocrystalline silicon ingots and wafers, from which solar cells are fabricated, and the subsequent assembly and marketing of solar modules, which are panels packed with interconnected solar cells that convert sunlight into electricity.

Our system integration operations comprise the design, installation and testing of interconnected solar modules with system components such as batteries and inverters, to produce and reserve electricity.

Chief operating decision maker is the CEO of the Company.

The following tables summarize the selected revenue, expense and balance sheet information for each operating segment:

Year 2004	Solar	Non-allocated	Total
Revenue from external customers	413,632	—	413,632
Interest revenue	—	3,576	3,576
Interest expenses	—	72,614	72,614
Depreciation and amortization	44,879	—	44,879
Loss before income taxes	(431,721)	—	(431,721)
Income tax expense	—	51,807	51,807
Net loss after taxes before minority interest	(431,721)	51,807	(379,914)
Total assets	3,604,015	3,395,387	6,999,402

Year 2005	Solar	Non-allocated	Total
Revenue from external customers	27,275,192	—	27,275,192
Interest revenue	—	15,734	15,734
Interest expenses	—	470,245	470,245
Depreciation and amortization	326,441	—	326,441
Income before income taxes	3,791,167	—	3,791,167
Income tax expense	—	570,723	570,723
Net income (loss) after taxes before minority interest	3,791,167	(570,723)	3,220,444
Total assets	28,399,114	1,224,232	29,623,346

Year 2006	Solar	Non-allocated	Total
Revenue from external customers	114,337,282	162,367	114,499,649
Interest revenue	—	260,614	260,614
Interest expenses	—	2,137,221	2,137,221
Depreciation and amortization	1,387,725	—	1,387,725
Income before income taxes	14,957,475	4,277	14,961,752
Income tax expense	—	1,787,614	1,787,614
Net income (loss) after taxes before minority interest	14,957,475	(1,783,337)	13,174,138
Total assets	251,392,366	—	251,392,366

The following table summarizes our net revenues generated from different geographic locations:

	Years ended December 31,
	2004	2005	2006
	$	$	$
Europe:
— Germany	337,192	23,586,485	49,051,717
— Others	—	2,776,255	54,310,120

Europe Total	337,192	26,362,740	103,361,837
China	33,440	847,600	10,632,280
South Africa	—	64,852	111,925
Others	43,000	—	393,607

Total net revenues	413,632	27,275,192	114,499,649

All the identifiable assets of the Company are located in the PRC.

19. Major Customers

Details of the customers accounting for 10% or more of total net revenues are as follows:

	Years ended December 31,
	2004	2005	2006
	$	$	$
Company A	—	—	16,489,649
Company B	—	—	11,396,605
Company C	—	5,606,727	—
Company D	—	3,878,818	—
Company E	330,493	—	—

The accounts receivable from the customers with the largest receivable balances represent 100%, 37% and 35% at December 31, 2004, 2005 and 2006, respectively.

20. Subsequent Events

On January 1, 2007, the Company issued 5,120,994 shares to certain officers and employees at $0.00001 par value with a fair value of $0.1915 as of the grant date. The shares are subject to repurchase by the Company, and 3,380,994 shares and 1,740,000 shares can be released from the repurchase in the amount of 1/5 and 1/3, respectively, per annum on the anniversary of the grant date until 2012 and 2010, for as long as the officer or employee is employed with the Company.

In February 2007, the State Tax Bureau of Changzhou High-Tech Industry Development Zone (the “STB”), the location in which Trina China is registered, approved Trina China’s application for tax holiday in conjunction with an increase of $32,720,000 in its registered capital, from $7,280,000 in August 2005 to $40,000,000 in July 2006. In accordance with the approval of the STB, Trina China is exempt from income taxes for 81.8%, representing the proportion of its increase in registered capital in 2006 of its taxable profit from August 2006 to December 2007, followed by a 50% reduction in its tax rate from 2008 to 2010.

The 2006 income tax was calculated based on a tax rate of 12% as the STB did not issue their approval until February 2007. If the STB approval had been issued in 2006, the income tax provision and net income for 2006 would have been reduced and increased by approximately $0.7 million, respectively.

We completed our follow-on public offering in June 2007 of ADSs sold by us and certain selling shareholders. In this follow-on public offering, we issued and sold 360,001,600 ordinary shares and certain selling shareholders sold 180,626,400 ordinary shares, in the form of ADSs, at $45.00 per ADS on June 6, 2007. The aggregate price of the offering amount registered and sold (including secondary sale) was approximately $243.3 million, of which we received net proceeds of approximately $154.3 million.

Additional Information—Financial Statement Schedule I

This financial statements schedule has been prepared in conformity with accounting principles generally accepted in the United States of America.

TRINA SOLAR LIMITED

NOTES TO SCHEDULE I

1) Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of Trina’s consolidated and unconsolidated subsidiaries not available for distribution to Trina as of December 31, 2006 of $41,171,998 exceeded certain thresholds. The condensed financial information of Trina has been presented for the period from March 14, 2006 (the date of incorporation) to December 31, 2006.

TRINA SOLAR LIMITED

BALANCE SHEET

(In U.S. dollars)

December 31, 2006
$
ASSETS
Current assets:
Cash and cash equivalents	86,713,194
Other receivable	104,990
Amount due from group companies	11,147,342

Total current assets	97,965,526
Long-term investments in subsidiaries	46,000,538

TOTAL ASSETS	143,966,064

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	2,561,790

Total current liabilities	2,561,790

Total liabilities	2,561,790

Shareholders’ equity:
Ordinary shares ($0.00001 par value; 5,000,000,000 shares authorized, 2,121,534,728 shares issued and outstanding, as of December 31, 2006)	21,215
Additional paid-in capital	133,904,462
Retained earnings	7,478,597
Total shareholders’ equity	141,404,274

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	143,966,064

TRINA SOLAR LIMITED

STATEMENT OF OPERATIONS

(In U.S. dollars)

Period from March 14, 2006 (date of incorporation) to December 31, 2006
$
Operating expenses:
Selling expenses	—
General and administrative expenses	768,767
Research and development expenses	—
Total operating expenses	768,767

Operating loss	(768,767)
Interest income	91,829
Equity in earnings of subsidiaries	8,155,535

Income before income taxes	7,478,597
Tax expense	—

Net income	7,478,597

TRINA SOLAR LIMITED

STATEMENT OF SHAREHOLDERS’ EQUITY

(In U.S. dollars)

	Ordinary shares		Additional paid-in capital	Retained earnings	Total
	Shares	$	$	$	$
Balance at incorporation at March 14, 2006	—	—	—	—	—
Capital contribution	1,000,000,000	10,000	4,853,400	—	4,863,400
Share-based compensation	—	—	2,727,452	—	2,727,452
Conversion of Series A preferred shares to ordinary shares	545,808,968	5,458	39,163,040	—	39,168,498
Issuance of restricted shares to employees	45,725,760	457	—	—	457
Issuance of ordinary shares, net of issue costs	530,000,000	5,300	87,160,570	—	87,165,870
Net income	—	—	—	7,478,597	7,478,597

Balance at December 31, 2006	2,121,534,728	21,215	133,904,462	7,478,597	141,404,274

TRINA SOLAR LIMITED

STATEMENT OF CASH FLOWS

(In U.S. dollars)

Period from March 14, 2006 (date of incorporation) to December 31, 2006
$
Operating activities:
Net income	7,478,597
Equity in earnings of subsidiaries	(8,155,535)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,727,452
Changes in operating assets and liabilities:
Accounts receivable and other receivable	(104,990)
Accounts payable and other payables	2,502,703
Accrued payroll	59,084

Net cash used in operating activities	4,507,311

Investing activities:
Investment in subsidiaries, net of cash acquired	(37,845,000)
Amounts due from group company	(11,147,342)

Net cash used in investing activities	(48,992,342)

Financing activities:
Proceeds from issuance of Series A preferred shares, net of issuance costs	39,168,498
Capital contribution from shareholders	4,863,400
Proceeds from issuance of restricted shares to employees	457
Proceeds from IPO, net of deferred listing expenses	87,165,870

Net cash provided by financing activities	131,198,225

Net change in cash and cash equivalents	86,713,194

Cash and cash equivalents at the beginning of the period	—

Cash and cash equivalents at the end of the period	86,713,194

*  * * * *