Form 20-F
period 2007-12-31
Trina Solar LTD
filed 2008-06-26
CIK 1382158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-33195

TRINA SOLAR LIMITED

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of Principal Executive Offices)

Sean Shao, Chief Financial Officer

Thomas Young, Director of Investor Relations

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

Tel: (+86) 519 8548 2008

Fax: (+86) 519 8517 6025

E-mail: ir@trinasolar.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 100 ordinary shares, par value $0.00001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,553,367,783 ordinary shares, par value $0.00001 per share, as of December 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐ Other  ☐

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

INTRODUCTION

Unless the context otherwise requires, in this annual report on Form 20-F,

•	“We,” “us,” “our,” and “our company” refer to Trina Solar Limited, its predecessor entities and its subsidiaries;

•	“Trina” refers to Trina Solar Limited;

•	“Trina China” refers to Changzhou Trina Solar Energy Co., Ltd.;

•	“ADSs” refers to our American depositary shares, each of which represents 100 ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China, “$” or “U.S. dollars” refers to the legal currency of the United States, and “Euro” refers to the legal currency of the European Union; and

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.00001 per share.

Names of certain companies provided in this annual report are translated or transliterated from Chinese from their original legal names in Chinese.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB7.2946 to $1.00, the noon buying rate in effect on December 31, 2007 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On June 25, 2008, the noon buying rate was RMB6.8653 to $1.00.

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

The following selected consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Our selected consolidated statements of operations data for the years ended December 31, 2003 and 2004 and our consolidated balance sheets as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except for share, per share, operating data and percentages)
Consolidated Statement of Operations Data
Net revenues	$2,712	$414	$27,275	$114,500	$301,819
Cost of revenues	1,771	373	20,986	84,450	234,191

Gross profit	942	41	6,289	30,050	67,628
Operating expenses:
Selling expenses	—	66	521	2,571	11,019
General and administrative Expenses	295	40	1,375	8,656	17,817
Research and development Expenses	50	262	122	1,903	2,805

Total operating expenses	345	368	2,018	13,130	31,641

Income (loss) from continuing operations	597	(327)	4,271	16,920	35,987
Foreign exchange loss	—	—	—	—	1,999
Interest expense	7	73	470	2,137	7,551
Interest income	1	4	16	261	4,810
Gain on change in fair value of derivative	—	—	—	—	854
Other (expense) income	(36)	(35)	(27)	(82)	1,554

Income (loss) before income taxes	554	(431)	3,790	14.962	33,655
Income tax expense (benefit)	35	(52)	570	1,788	(1,707)
Minority interest	5	13	—	—	—

Net income (loss) from continuing operations	524	(366)	3,220	13,174	35,362
Net Income (loss) from discontinued operations	(396)	354	91	(753)	368

Net income (loss)	$128	$(12)	$3,311	$12,421	$35,730

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except for share, per share, operating data and percentages)
Earnings per ordinary share from continuing operations
—Basic	0.001	—	0.003	0.010	0.015
—Diluted	0.001	—	0.003	0.010	0.015
Earnings per ADS from continuing operations
—Basic	0.052	(0.037)	0.322	0.978	1.511
—Diluted	0.052	(0.037)	0.322	0.959	1.492
Earnings per ordinary share
—Basic	—	—	0.003	0.009	0.015
—Diluted	—	—	0.003	0.009	0.015
Earnings per ADS
—Basic	0.013	(0.001)	0.331	0.922	1.527
—Diluted	0.013	(0.001)	0.331	0.904	1.507
Weighted average ordinary shares outstanding
—Basic	1,000,000,000	1,000,000,000	1,000,000,000	1,038,316,484	2,339,799,657
—Diluted	1,000,000,000	1,000,000,000	1,000,000,000	1,058,483,593	2,370,685,156
Weighted average ADS outstanding
—Basic	10,000,000	10,000,000	10,000,000	10,383,165	23,397,997
—Diluted	10,000,000	10,000,000	10,000,000	10,584,836	23,706,852

Consolidated Financial Data
Gross margin	34.7%	9.8%	23.1%	26.2%	22.4%
Net margin of continuing operations	19.3%	(88.6)%	11.8%	11.5%	11.7%
Consolidated Operating Data
Solar modules shipped (in MW)	—	0.12	6.79	27.39	75.91
Average selling price ($/W)	—	$3.45	$4.02	$3.98	$3.80

	As of December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$776	$3,395	$1,224	$93,380	$59,696
Restricted cash	—	242	527	5,004	103,375
Inventories	—	541	6,696	32,230	58,548
Accounts receivable, net	807	81	4,924	29,353	72,323
Other receivables	98	238	817	1,228	3,063
Property, plant and equipment, net	63	758	9,630	51,419	197,124
Total assets	5,035	11,192	32,298	251,745	600,674
Short-term borrowings	63	3,656	6,628	71,409	163,563
Accounts payable	711	1,390	3,845	9,147	42,691
Total current liabilities	2,604	6,178	12,715	88,068	220,485
Accrued warranty costs	—	4	272	1,400	4,486
Long-term borrowings	—	—	4,957	5,122	8,214
Total shareholders’ equity	2,399	5,010	14,355	157,154	367,489
Total liabilities and shareholders’ Equity	$5,035	$11,192	$32,298	$251,745	$600,674

Exchange Rate Information

Solely for the convenience of the reader, this annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB7.2946 to $1.00, the noon buying rate in effect on December 31, 2007 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment” for discussions of the effects of fluctuating exchange rates. On June 25, 2008, the noon buying rate was RMB6.8653 to $1.00.

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

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
December	7.2946	7.3682	7.4120	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April	6.9870	6.9997	7.0185	6.9840
May	6.9400	6.9725	7.0000	6.9377
June (through June 25, 2008)	6.8653	6.9057	6.9633	6.8653

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Company and Our Industry

The current industry-wide shortage of polysilicon and the continuing increase of the price of reclaimable silicon may constrain our revenue growth and decrease our gross margins and profitability.

Polysilicon is an essential raw material in the production of solar cells and modules, and is also used in the semiconductor industry. There is currently an industry-wide shortage of polysilicon, primarily as a result of the growing demand for solar power products. According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $50-$55 per kilogram delivered in 2006 to $60-$65 per kilogram in

2007. In addition, according to Solarbuzz, spot prices for incremental supplies of polysilicon, in some cases, reached approximately $400 per kilogram delivered in 2007. We do not generally purchase polysilicon from the spot market, but we purchase polysilicon using short-term and long-term contracts. Based on our experience, we believe that the average price of polysilicon will continue to remain high in the foreseeable future until a significant portion of polysilicon manufacturing capacity currently under construction becomes available. Any increase in demand from the semiconductor industry will exacerbate the shortage. Increases in the price of polysilicon have in the past increased our production costs and may adversely impact our cost of revenues and net income.

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

To reduce our reliance on polysilicon, we produce silicon ingots and wafers by using a high proportion of reclaimable silicon raw materials, which include tops and tails of discarded portions of silicon ingots, pot scraps and broken silicon wafers acquired primarily from the semiconductor industry. However, prices of reclaimable silicon raw materials are also increasing due to growing demand, and we cannot assure you that we will be able to secure sufficient reclaimable silicon raw materials at commercially viable prices. If we fail to procure sufficient reclaimable silicon raw materials at reasonable prices, we may be unable to timely manufacture our products or our products may be available only at a higher cost, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. This would have a materially negative impact on our business, financial condition and results of operations.

We may be adversely affected by volatile market and industry trends, in particular, the prices of photovoltaic (PV) modules may continue to decline, which may reduce our revenue and profitability.

We may be affected by solar energy market and industry trends. For example, companies in the semiconductor industry have recently begun to move to solar wafer and cell production and many companies in the solar industry have also begun producing their own modules. However, many markets, such as Spain, Italy, the United States, France and South Korea, may not grow rapidly enough to absorb the increase in modules that are made available on the market as a result of the increase in capacity in major solar markets. As a result of such market and industry trends, the price of modules has been adversely affected and has experienced decrease since the second half of 2006. The average selling price per watt of our PV modules decreased from $3.98 in 2006 to $3.80 in 2007. Over the same period, our gross margin decreased from 26.2% in 2006 to 22.4% in 2007. If such negative market and industry trends continue and solar modules continue to decrease as a result, our business may be materially and adversely affected. Other negative solar energy market and industry trends may also have a material and adverse effect on our business as well.

A significant reduction or elimination of government subsidies and economic incentives or change in government policies may have a material adverse effect on our business and prospects.

Demand for our products depends substantially on government incentives aimed to promote greater use of solar power. In many countries in which we are currently, or intend to become, active, the PV markets, particularly the market of on-grid PV systems, would not be commercially viable without government incentives. This is because the cost of generating electricity from solar power currently exceeds, and we believe will continue to exceed for the foreseeable future, the costs of generating electricity from conventional or non-solar renewable energy sources.

The scope of the government incentives for solar power depends, to a large extent, on political and policy developments relating to environmental concerns in a given country, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Federal, state and local governmental bodies in many of our key markets, most notably Germany, Italy, Spain, the United States, France and South Korea have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. In particular, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be successful in the commercial production of new products, which could limit our growth prospects.

We may develop and produce new products from time to time. For example, in addition to our existing monocrystalline solar modules, we began the production of multicrystalline modules in the November of 2007, and may continue to develop and produce other new products. If we are unable to develop and produce new products in a cost-effective manner with the expected performance, or if we are unable to generate sufficient customer demand for our new products, our business and prospects may be adversely affected and we may be unable to recoup our investment in the development and production of such products.

The discontinuance of our polysilicon production project may subject us to costs and litigation which could adversely affect our business and financial condition.

On April 14, 2008, we announced our decision to discontinue our polysilicon production project in Lianyungang, Jiangsu Province. Although we did not enter into a binding sale or lease contract with the Lianyungang municipal government to purchase the land for the project, we intend to work closely with the municipal government to find another party to use the land. If we are unable to do so, our relationship with the local authorities may be strained as a result. We are in the process of terminating a number of contracts related to the aborted polysilicon production facility. We cannot assure you that we will be able to terminate them without incurring further expenses or any further liabilities or within a reasonable time. If we do not perform pursuant to contracts that we are unable to terminate, our counterparties may resort to legal proceedings against us to enforce those contracts. Any litigation could subject us to potentially expensive legal expenses, could distract management from the day-to-day operation of our business and could lead to damages being awarded against us, all of which could materially and adversely affect our business and financial condition. In addition, we have hired a number of employees and third party consultants especially for the polysilicon project. We now plan to assimilate the employees into our core business and discontinue our relationship with the consultants, which may not be successful. If any of our employees chooses not to continue their employment with us, we may incur additional time and expense dealing with compensation-related matters and they may subject us to legal disputes.

Our limited operating history may not serve as an adequate measure of our future prospects and results of operations.

There is limited historical information available about our company upon which you can base your evaluation of our business and prospects. We began our current solar module manufacturing business in late 2004. As a result, we have shipped only a limited number of solar modules and have recognized limited revenues from sales of our solar modules. Our future success will depend on our ability to expand our manufacturing capacity significantly beyond its current level. Our business model, technology and ability to achieve satisfactory manufacturing yields for monocrystalline and multicrystalline silicon ingots, wafers, cells and modules at higher volumes are unproven. Accordingly, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly growing market.

We have significant outstanding bank borrowings and capital expenditure needs, and we may not be able to arrange adequate financing when our outstanding borrowings mature or when capital expenditures are required.

We typically require a significant amount of cash to fund our operations, especially prepayments or loans to suppliers to secure our polysilicon and silicon wafer requirements. We also require a significant amount of cash to meet future capital requirements, including the expansion of our module and cell manufacturing facilities, as well as research and development activities in order to remain competitive. Future acquisitions, expansions, or market changes or other developments may cause us to require additional funds. As of December 31, 2007, we had $59.7 million in cash and cash equivalents and $171.8 million in outstanding borrowings, of which approximately $163.6 million was due within one year. We might not be able to obtain extensions of these borrowings in the future as they mature. In the event we are unable to obtain extensions of these borrowings, or if we are unable to obtain sufficient alternative funding at reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. In addition, we estimate that our capital expenditures will be approximately $200 million in 2008 for capacity expansion. Our business might not generate sufficient cash flow from operations to repay these borrowings, some of which are secured by significant amounts of our assets, and at the same time fund our capital expenditures. In addition, repaying these borrowings and capital expenditures with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth, and may have a material adverse effect on our business, financial condition and future prospects. If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may decrease materially.

We may not be successful in manufacturing solar cells cost-effectively.

We began manufacturing our own solar cells in May 2007, and prior to that we did not have any significant operating experience in solar cell manufacturing. Manufacturing solar cells is a complex process. Minor deviations in the manufacturing process can cause substantial decreases in yield and cell conversion efficiency and, in some cases, cause production to be suspended or yield no output. We have invested significantly in research and development in solar cell technology in order to achieve the high conversion efficiency rates required for our solar cells and modules to remain competitive. If we face technological difficulties in our production of solar cells, we may be unable to expand our business as planned.

Currently, we have eight production lines with an annual manufacturing capacity of 200 MW, and plan to increase our annual manufacturing capacity to 350 MW by adding six additional lines by the end of 2008. As of December 31, 2007, we had average conversion efficiencies of approximately 16.6% for our monocrystalline solar cells and 15.3% for our multicrystalline solar cells. We plan to achieve conversion efficiencies of approximately 17.0% for our monocrystalline solar cells and 15.6% for our multicrystalline solar cells by the end of 2008. If we fail to implement our plan as expected or experience a delay in the ramp up, our business and results of operations may be materially and adversely affected.

We may experience difficulty in achieving acceptable yields and product performance as a result of manufacturing problems.

The technology for the manufacturing of silicon ingots and wafers is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture wafers can cause a percentage of the wafers to be rejected, which in each case negatively affects our yields. We have, from time to time, experienced production difficulties that have caused manufacturing delays and lower than expected yields.

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

The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as policies adopted by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the demand for our products. For example, without a regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our customers of using our solar power products and make them less desirable, thereby harming our business, prospects, financial condition and results of operations.

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

The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Market data on the solar power industry are not as readily available as those for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products in our targeted markets, including Germany, Italy, Spain, the United States and South Korea, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:

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

Further development in thin-film technologies or other changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our sales and profit to decline.

The solar power market is characterized by evolving technologies and standards that result in improved features, such as more efficient and higher power output, improved aesthetics and smaller size. This requires us to develop new solar power products and enhance existing products to keep pace with evolving technologies and changing customer requirements.

A variety of competing solar technologies that other companies may develop could prove to be more cost-effective and have better performance than our technologies. For example, thin-film technologies are competing technologies in the solar power industry. According to Solarbuzz, in 2007, thin-film technologies represented 12% of the solar market, compared to 88% for crystalline technology. Thin-film technologies allow for lower production costs for solar cells by using lower amounts of semiconductor materials. Thin-film solar cells generally have a lower conversion efficiency rate than crystalline solar cells.

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

The market for solar power products is competitive and fast evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. We compete with other solar module manufacturing companies such as Sharp Electronic Corporation, Suntech Power Holdings Co., Ltd., BP Solar International Inc., Yingli Green Energy Holding Co., Ltd. and Mitsubishi Electric Corporation. Some of our competitors have also become vertically integrated, from polysilicon production, silicon ingot and wafer manufacturing to solar power system integration, such as Renewable Energy Corporation ASA and SolarWorld AG. Many of our competitors have a stronger market position than ours, more sophisticated technologies and products, and larger resources and better name recognition than we have. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs. In addition, the barriers to entry are relatively low in the solar module manufacturing business, given that manufacturing solar modules is labor intensive and requires limited technology. Because of the current scarcity of polysilicon, supply chain management and financial strengths are the key barriers to entry. However, if the shortage of polysilicon eases, these barriers may no longer exist and many new competitors may enter the industry and cause the industry to rapidly become over-saturated.

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

We may continue to source solar cells from a limited number of manufacturers for a portion of our solar cell requirements. Any delays or deliveries of products of inadequate quality could prevent us from timely delivering our products to our customers in the required quantities, which could result in order cancellations and decreased revenues.

We enter into toll manufacturing arrangements from time to time by providing silicon wafers to toll manufacturers for processing and receiving solar cells from them in return. Prior to our ramp up of cell manufacturing lines, we depended significantly on third-party toll manufacturers to supply our solar cell requirements. To reduce our reliance on the toll manufacturers, we built our own solar cell lines with an annual manufacturing capacity of 150 MW as of December 31, 2007, to produce solar cells for use in our solar modules. In the first quarter of 2008, we were able to meet substantially all of our solar cell needs with our in-house production capabilities, but will continue to use toll manufacturers from time to time to supplement any shortfalls or take advantage of market opportunities. However, if these manufacturers experience delays in supplying solar cells to us, or do not supply us with a sufficient quantity of solar cells, we may be unable to timely manufacture our products or our products may be available only at a higher cost, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause us to experience order cancellations and loss of market share and harm our reputation.

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

In particular, the manufacturing processes for producing polysilicon employ processes that generate toxic waste products, including the highly volatile and highly toxic substance silicon-tetrachloride. We purchase our polysilicon from our suppliers in the United States, Europe and China. If any of our suppliers fails to comply with environmental regulations for the production of polysilicon and the discharge of the highly toxic waste products, we may face negative publicity which may have a material adverse effect on our business and results of operations. Furthermore, if any of our suppliers are forced to suspend or shut down production due to violations of environmental regulations, we may not be able to secure enough polysilicon for our production needs on commercially reasonable terms, or at all.

Our costs and expenses may increase as a result of entering into fixed price, prepaid arrangements with our suppliers.

We secure our supply of polysilicon through certain fixed-price, prepaid supply arrangements with both overseas and domestic suppliers. If the price of polysilicon decreases in the future and we are locked into fixed price, prepaid arrangements, our cost of revenues will be higher than otherwise. Additionally, if demand for our solar modules decreases, we may incur costs associated with carrying excess inventory, which may have a material adverse effect on our cash flows. To the extent we are not able to pass these increased costs and expenses on to our customers, our business, financial condition and results of operations may be materially and adversely affected.

Advance payments we provide to our polysilicon and silicon wafer suppliers and equipment suppliers expose us to the credit risks of such suppliers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.

Under existing supply contracts with many of our multi-year polysilicon and silicon wafer suppliers and our equipment suppliers, consistent with industry practice, we make advance payments to our suppliers prior to the scheduled delivery dates for polysilicon, silicon wafers and equipment. In many such cases, we make the advance payments without receiving collateral for such payments. As a result, our claims for such payments would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments or interest free loans. For example, in 2006, we incurred a charge of $2.2 million resulting from failures of three of our suppliers to deliver goods as specified in the contracts and to reimburse us for our advance payment due to such suppliers’ own financial difficulties. Such incidents could occur in the future and could have a material adverse effect on our operations.

Some of the suppliers of polysilicon with whom we have entered into long-term contracts have limited operating experience in polysilicon production and may not be able to produce polysilicon of sufficient quantity and quality or on schedule to meet our manufacturing requirements.

Some of the suppliers of polysilicon with whom we have entered into long-term contracts have limited operating experience in polysilicon production. As a result, they might have difficulty in manufacturing and supplying to us a sufficient amount of polysilicon to meet their obligations under these long-term supply contracts. Manufacturing polysilicon is a highly complex process and these suppliers may not be able to produce polysilicon of sufficient quantity and quality or on schedule to meet our wafer manufacturing requirements. Minor deviations in the manufacturing process can also cause substantial decreases in yield and, in some cases, cause production to be suspended or result in minimal output. If shipments of polysilicon from these suppliers experience major delays or are unable to supply us with polysilicon as planned, we may suffer a setback to our raw material procurement, which could materially and adversely affect our growth strategy and our results of operations.

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

•

delays and cost overruns as a result of a number of factors, many of which are beyond our control, such as increases in the price of polysilicon and problems with equipment vendors, particularly with respect to major equipment such as ingot pulling or growing machines;

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

Problems with product quality or product performance could damage our reputation, or result a decrease in customers and revenue, unexpected expenses and loss of market share, and may cause us to incur significant warranty expenses

Our products may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. We have received in the past, and may receive from time to time in the future, complaints from certain customers that portions of our solar modules have quality deficiencies. For example, in certain instances in the past, customers raised concerns about the stated versus actual performance output of some of our solar module. We determined that these concerns resulted from differences in calibration standards we used and we resolved the issue with these customers. However, the corrective actions and procedures that we took may turn out to be inadequate to prevent further incidents of the same problem or to protect against future errors or defects. If we deliver solar module products that do not satisfy our customers’ or end users’ quality requirements, or if there is a perception that our products are of poor quality, our credibility and the market acceptance and sales of our solar module products could be harmed. Furthermore, we may incur substantial expense to replace low quality products. In addition, from time to time we use toll manufacturers to produce solar cells for our modules, which we have less control over the quality of the solar cells we receive. Unlike solar modules, which are subject to certain uniform international standards, solar cells generally are not subject to uniform international standards, and it is often difficult to determine whether solar power product defects are a result of defective solar cells or other defective components of solar modules or other reasons. Furthermore, the solar cells and other components that we purchase from third-party suppliers are typically sold to us with no or only limited warranties.

On the other hand, our solar modules are typically sold with a two-year warranty for materials and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. We believe our warranty periods are consistent with industry practice. We have only begun to sell solar modules since November 2004. Although we conduct accelerated reliability testing of our solar modules, our solar modules have not been and cannot be tested in an environment simulating the two-year and 25-year warranty periods. As a result, we may be subject to unexpected warranty expense and associated harm to our financial results for as long as 25 years after the sale of our products. Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently sell a significant portion of our solar modules to a limited number of customers. In 2005, 2006 and 2007, sales to our top five customers accounted for approximately 59.1%, 48.9% and 33.5%, respectively, of our total net revenues. Each of Corporación Zigor S.A. and Scatec AS contributed over 10% of our net revenues in 2006. IBC Solar AG contributed over 10% of our net revenues in 2007. Sales to our customers are typically made through non-exclusive, short-term arrangements. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

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

In 2005, 2006 and 2007, we sold approximately 96.9%, 90.7% and 97.9%, respectively, of our products to customers outside of China. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:

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

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacturing and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.

We rely primarily on patent, trademark, trade secret, copyright law and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries.

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

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must render an opinion on the effectiveness of the company’s internal control over financial reporting. These requirements were applied to this annual report on Form 20-F for the fiscal year ending December 31, 2007.

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our internal control over financial reporting Based on this evaluation, our chief executive officer and chief financial officer concluded that our internal control over financial reporting was not effective based on management’s identification of a material weakness, as defined by Auditing Standard 5, “An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements.” Deloitte Touche Tohmatsu CPA Ltd., our independent registered public accounting firm, also expressed an adverse opinion in its attestation report on our internal control over financial reporting because of this material weakness.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual and interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was that the Company did not have appropriate policies and procedures in place to effectively identify and evaluate embedded derivative instruments in its long term raw material supply contracts.

We are in the process of implementing measures to remedy this material weakness. We cannot assure you that we will be able to resolve this material weakness in internal control over financial reporting in a timely and effective manner or that any significant deficiency or material weakness in our internal control over financial reporting will not be identified in the future. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Most of our sales are denominated in U.S. dollars and Euros, with the remainder in Renminbi, while a substantial portion of our costs and expenses is denominated in U.S. dollars, with the remainder in Renminbi. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, may affect our net profit margins and could result in fluctuations in foreign exchange and operating gains and losses. We incurred a foreign exchange loss of approximately $2 million in 2007. As of December 31, 2007, we had no outstanding foreign exchange hedge contracts. We have not used any other forward contracts, currency options or borrowings to hedge our exposure to foreign currency exchange risk. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

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

Our ability to make distributions and other payments to our shareholders depend to a significant extent upon the distribution of earnings and other payments made by Trina China.

We conduct substantially all of our operations through Trina China. Our ability to make distributions or other payments to our shareholders depends on payments from Trina China, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to Trina China and its articles of association, Trina China is required to maintain a general reserve fund and a staff welfare and bonus fund. Contributions to such reserves are made from Trina China’s net profit after taxation. As a result of these PRC laws and regulations, Trina China is restricted in its ability to transfer the net profit to us in the form of dividends. In addition, under the EIT law that became effective in January 2008, dividends from Trina China to us are subject to a 10% withholding tax. See “—Our business benefits from certain PRC government tax incentives, and the expiration of, or changes to, these incentives could have a material adverse effect on our results of operations” and “Item 4. Information on the Company—Regulation—Tax.” Furthermore, if Trina China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 20.6% appreciation of Renminbi against the U.S. dollar between July 21, 2005 and June 25, 2008. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. On May 18, 2007, China’s central bank announced that it would allow Renminbi to fluctuate more during each day’s foreign exchange rate trading. As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future adjustment or revaluation have increased and could further increase our costs in U.S. dollar terms. In addition, any significant adjustment or revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares or ADSs. For example, to the extent that we need to convert U.S. dollars we receive from our overseas sales into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

Our business benefits from certain PRC government tax incentives, and expiration of, or changes to, these incentives could have a material adverse effect on our results of operations

The PRC government has provided various incentives to foreign invested enterprises, although these incentives are subject to the new Enterprise Income Tax Law as discussed below. Because Trina China is a foreign invested enterprise engaged in manufacturing businesses and located in Changzhou, which is within a coastal economic zone, it is entitled to a preferential enterprise income tax rate of 24%. In addition, Trina China has been qualified as an “advanced technological enterprise” and, as a result, enjoyed a preferential enterprise income tax rate of 12% for the years 2004 to 2006. As the tax benefit for an “advanced technological enterprise” expired in 2006, the tax rate of Trina China increased to 27% (24% enterprise income tax plus 3% local income tax) in 2007. However, because income from incremental investment to the registered capital of a foreign invested enterprise is entitled to a two-year exemption and a 50% reduction of the applicable income tax rate for the succeeding three years, and Trina China’s registered capital was increased from $7.28 million in 2005 to $40.0 million in 2006 and to $120 million in 2007, Trina China is eligible for an income tax exemption for 81.8% of its income from August 2006 to December 2007 and a 50% reduction from January 2008 to December 2010.

The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, which became effective January 1, 2008, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the new EIT law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In accordance with a directive issued by the State Council in December 2007, the 24% preferential income tax Trina China enjoyed prior to 2008 will be discontinued, and Trina’s income tax will be increased to 25% in 2008. Trina China will be allowed to continue to enjoy the 50% tax reduction for only 81.8% of its income until December 2010. Trina Solar (Lianyungang) Co., Ltd., which was incorporated after March 16, 2007, is not entitled to any preferential tax treatment.

Any discontinuation of tax preferential tax treatment or any increase of the enterprise income tax rate applicable to Trina China could have a material adverse effect on our financial condition and results of operations.

The dividends we receive from our PRC subsidiaries and our global income may be subject to PRC tax under the new EIT law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC “resident enterprise.”

Under the new EIT law, dividends, interests, rents and royalties payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise, as well as gains on transfers of shares of a foreign-invested enterprise in the PRC by such a foreign investor, will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The Cayman Islands, where Trina is incorporated, does not have such a tax treaty with the PRC. Therefore, if Trina is considered a non-resident enterprise for purposes of the new ETI law, this new 10% withholding tax imposed on dividends paid to Trina by its PRC subsidiaries would reduce Trina’s net income and have an adverse effect on Trina’s operating results.

Under the new EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of Trina’s management members are based in the PRC. If the PRC tax authorities subsequently determine that Trina should be classified as a resident enterprise, then Trina’s worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on Trina’s financial condition and results of operations. Notwithstanding the foregoing provision, the new EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Trina is classified as a resident enterprise, the dividends received from its PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like Trina, having ownership interest in a PRC enterprise.

Moreover, under the new EIT law, a withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC unless such non-resident enterprises can claim treaty protection. As such, these non-resident enterprises would enjoy a reduced withholding tax from treaty. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% withholding tax if such gain is regarded as income derived from sources within the PRC. If Trina is considered a PRC resident enterprise, it is unclear whether the dividends Trina pays with respect to its ordinary shares or ADSs, or the gain you may realize from the transfer of Trina’s ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC withholding tax.

The approval of the Chinese Securities Regulatory Commission might have been required in connection with our initial public offering under a recently adopted PRC regulation, and, if required, we could be subject to sanction, fines and other penalties.

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, requires offshore special purpose vehicles, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. Based on the advice we have received from Fangda Partners, our PRC counsel, we did not seek the CSRC approval in connection with our initial public offering as we believe that this regulation does not apply to us and that CSRC approval is not required because (1) Trina is not a special purpose vehicle formed for the purpose of acquiring a PRC domestic company because Trina China was a foreign-invested enterprise before it was acquired by Trina, and, accordingly, Trina China did not fall within the definition of a PRC domestic company as set forth in the new regulation; and (2) such acquisition was completed before the new regulation became effective.

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

Recent regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations. The regulation also establishes more complex procedures for acquisitions by foreign investors, which could make it more difficult to pursue growth through acquisitions.

In October 2005, SAFE promulgated a regulation known as Circular No. 75 that states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under this regulation, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. While we believe our shareholders have complied with existing SAFE registration procedures, any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject our company to fines or sanctions imposed by the PRC government, including restrictions on Trina China’s ability to pay dividends or make distributions to us and our ability to increase our investment in or to provide loans to Trina China.

On December 25, 2006, the People’s Bank of China promulgated the “Measures for Administration of Individual Foreign Exchange”, on January 5, 2007, the SAFE promulgated Implementation Rules for those measures and on March 28, 2007, the SAFE further promulgated the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies (collectively, referred to as the “Individual Foreign Exchange Rules”). According to the Individual Foreign Exchange Rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required to register with the SAFE or its local counterparts by following certain procedures. We and our employees who are PRC citizens and individual beneficiary owners or have been granted restricted shares may be subject to the Individual Foreign Exchange Rules. The failure of our PRC individual beneficiary owners and the restricted holders to complete their SAFE registrations pursuant to the SAFE Jiangsu Branch’s requirement or the Individual Foreign Exchange Rules may subject these PRC citizens to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business.

The new regulations also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce, or MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. As we may grow our business in part by acquiring complementary businesses in the future, complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions. Any such delay or inability to obtain applicable approvals to complete our potential future acquisitions could affect our ability to expand our business or maintain our market share.

New labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labour Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian flu, SARS or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. In 2005, 2006 and 2007, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside of China, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Related to Our Ordinary Shares and ADSs

The market price for our ADSs has been and is likely to continue to be highly volatile.

The market price for our ADSs has been and is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other solar power technology companies;

•	addition or departure of our executive officers and key research personnel;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	conditions affecting general economic performance in the United States;

•	fluctuations in the exchange rates between the U.S. dollar, the Euro and Renminbi;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

•	sales or perceived sales of additional ADSs.

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary bank will not make rights available to holders of our ADSs unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act of 1933, as amended, or the Securities Act, or exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, holders of our ADSs, may be unable to participate in our rights offerings and may experience dilution in their holdings.

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

Our corporate affairs are governed by our memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman

Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. As a result of all of the above, shareholders of a Cayman Islands company may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in a jurisdiction in the United States. The limitations described above will also apply to the depositary, which is treated as the holder of the shares underlying our ADSs.

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

Our predecessor company, Changzhou Trina Solar Energy Co., Ltd., or Trina China, was incorporated in December 1997. In anticipation of our initial public offering, we incorporated Trina in the Cayman Islands as a listing vehicle on March 14, 2006. Trina acquired all of the equity interests in Trina China through a series of transactions that have been accounted for as a recapitalization and Trina China became our wholly-owned subsidiary. We conduct substantially all of our operations through Trina China. In December 2006, we completed our initial public offering of our ADSs and listed our ADSs on the NYSE. In June 2007, we completed a follow-on public offering of our ADSs.

Our principal executive offices are located at No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China. Our telephone number at this address is (+86) 519 8548-2008 and our fax number is (+86) 519 8517-6025.

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

Overview

We are an integrated solar-power products manufacturer based in China. Since we began our solar-power products business in 2004, we have integrated the manufacturing of ingots, wafers and solar cells for use in our solar module production. Our solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide.

We produce standard monocrystalline solar modules ranging from 160 watts (W) to 185 W in power output and multicrystalline solar modules ranging from 190 W to 220 W in power output. Our solar modules are built to general specifications as well as to our customers’ and end-users’ specifications. We sell and market our products worldwide, including in a number of European countries, such as Germany, Spain, Italy and Belgium, where government incentives have accelerated the adoption of solar power. We are also targeting sales in emerging PV markets such as France, the United States and South Korea. We sell our products to distributors, wholesalers and PV system integrators, including Abantia Sun Energy SA, Enerpoint S.p.a., IBC Solar AG, Grupo Aldesa SA and SOLEOS Solar GmbH.

We address the industry-wide shortage of polysilicon by forging supply relationships with several global and domestic silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies. In addition, our experience and know-how in working with monocrystalline silicon have enabled us to use a significant proportion of low-cost, reclaimable silicon raw materials in the production of ingots, as compared to other manufacturing methods generally used in the industry. We also expanded our platform in November 2007 to include the production of multicrystalline ingots, wafers and solar cells for use in our solar module production. We purchase polysilicon and reclaimable silicon materials from our network of over 20 suppliers and leverage our ability to use a significant proportion of lower-cost reclaimable silicon materials, currently accounting for about 50% of our total silicon requirements. However, we intend to use more virgin polysilicon in the future as supply increases. We have entered into long-term supply contracts with polysilicon suppliers, including DC Chemical, Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. (a subsidiary of GCL Silicon Technology Holdings Ltd.), Jupiter Corporation Ltd. (an affiliate of DTK Industries (Qingdao) Co., Ltd.), NITOL Group, Sichuan Yongxiang Polysilicon Co., Ltd., SILFAB S.p.A., and Wacker Chemie AG, as the industry-wide supply of polysilicon expands in line with current expectations. We also capitalize on our low-cost manufacturing capability in China to produce quality products at competitive costs.

As of December 31, 2007, we had an annual module manufacturing capacity of 150 megawatts (MW). We expect to increase our total annual production capacity from ingots to solar modules to 350 MW by the end of 2008 and to 600 MW by the end of 2009. We currently produce our own solar cells, as well as use toll manufacturers by providing wafers to them for processing and receiving solar cells from them in return. Such wafers are converted into solar cells using the toll manufacturers’ own technology.

We began our research and development efforts in solar products in 1999. In 2002, we began our system integration business, in late 2004 we began our current solar module business, and in April 2007 we began our production of solar cells. In 2006 and 2007, we had net revenues of $114.5 million and $301.8 million, respectively, and net income of $13.2 million and $35.4 million, respectively, from our continuing operations.

Our Industry

Solar energy generation systems use interconnected solar cells to generate electricity from sunlight through a process known as the photovoltaic effect. Solar power is a rapidly growing renewable energy source, and the solar power market has grown significantly over the past decade. According to Solarbuzz, an independent solar energy research firm, the global solar power market, as measured by annual solar power system installed capacity, grew at a CAGR of 47.4% from 598 MW in 2003 to 2,826 MW in 2007. According to a Solarbuzz forecast named “Green World,” in one of several possible scenarios, annual solar power system installed capacity may further increase to 9,917 MW in 2012, and solar power industry revenue may increase from $17.2 billion in 2007 to $39.5 billion in 2012, which we believe will be driven largely by surging market demand, rising grid prices and government initiatives.

Solar Power Manufacturing Value Chain

The crystalline silicon-based solar power manufacturing value chain starts with the processing of quartz sand to produce metallurgical-grade silicon. This material is further purified to semiconductor-grade or solar-grade polysilicon feedstock. Reclaimable silicon raw materials, which include tops and tails of discarded portions of silicon ingots, pot scraps and broken silicon wafers acquired from the semiconductor and solar power industries, may also be used as feedstock. The use of reclaimable silicon raw materials to manufacture ingots can result in a lower overall cost of raw materials. However, the use of reclaimable silicon raw materials increases the difficulty of producing ingots of similar quality to those made only from polysilicon.

In the most widely used crystalline silicon-based solar manufacturing process, feedstock is melted in high temperature furnaces and then formed into ingots through a crystallization process. Ingots are cut and shaped, then sliced into wafers using high precision cutting techniques. Wafers are manufactured into solar cells through a multi-step manufacturing process that entails etching, doping, coating and applying electrical contacts. Solar cells are then interconnected and packaged to form solar modules, which together with system components such as batteries and inverters, are distributed to systems integrators, service providers or directly to end-users, for installation for on-grid or off-grid systems.

The following diagram illustrates the value chain for the manufacture of crystalline-based solar power products.

Solar Cell Technologies

Currently, a majority of installed solar systems employ crystalline silicon technologies. A small portion of the installed base of solar systems uses thin-film technologies. Crystalline silicon cells are manufactured using either monocrystalline silicon, multicrystalline silicon or string ribbon technology.

•

Monocrystalline silicon technology, which has the longest production track record, commences production with a single seed crystal, which is dipped in molten polysilicon and pulled to become a single cylindrical ingot.

•	Multicrystalline silicon is made from casting polysilicon into ingot blocks, and consists of numerous smaller crystals.

•

String ribbon technology is an emerging wafer fabrication process in which multicrystalline wafers are grown to their final thickness by drawing strings through a molten silicon pool forming continuous wafer ribbons, avoiding the need to saw wafers from ingots.

Monocrystalline-based solar power products are more expensive to produce than multicrystalline-based solar power products of similar dimensions. However, the increased conductivity of electrons in monocrystalline silicon yields higher energy conversion rates than multicrystalline silicon.

Thin-film technologies generally do not require polysilicon in the production of solar cells and modules, and have received increasing attention due to the increase in polysilicon prices. Thin-film technologies allow for lower production costs by using lower amounts of semiconductor material; however, the efficiency of thin-film-based solar cells is generally lower than that of crystalline silicon-based solar cells. In addition, thin-film production typically requires higher investment costs for production equipment.

According to Solarbuzz, crystalline silicon-based solar cells represented 88% of total cell production in 2007, compared to 12% for thin-film-based solar cells.

Key Growth Drivers

We believe the following factors have driven and will continue to drive the growth of the solar power industry.

Growing Electricity Demand and Supply Constraints. Worldwide demand for electricity is expected to increase from 16.1 trillion kilowatt hours in 2002 to 31.7 trillion kilowatt hours by 2030, according to the International Energy Agency, or IEA. The IEA also estimates that over 66% of the world’s electricity is generated from fossil fuels such as coal, natural gas and oil. Declining fossil fuel reserves and escalating electricity consumption are driving up wholesale electricity prices, resulting in higher electricity costs for consumers and highlighting the need to develop technologies for reliable and sustainable electricity generation. In addition to generation challenges, the electric grid infrastructure in many parts of the world is in need of substantial upgrades. The IEA estimates that the transmission and distribution infrastructure in North America requires over $900 billion in investments between 2003 and 2030 to meet the anticipated electricity demand. During the same period, in China almost $1.2 trillion in additional investments for electricity transmission and distribution may be needed.

Government Incentives for Solar Power. Many governments are attempting to reduce their dependence on foreign sources of energy because of the political and economic instability in many oil and gas producing regions of the world. Solar power offers an attractive means of power generation without relying extensively on foreign energy resources. In addition, increasing environmental concerns and climate change risks associated with fossil fuel-based power generation have created political momentum to implement greenhouse gas reduction strategies aimed at the reduction of emissions of carbon dioxide and other gases. Solar power and other renewable energy sources help address these environmental concerns.

Governments around the world have implemented a variety of policy initiatives to accelerate the development and adoption of solar power and other renewable energy sources. Renewable energy policies are in place in many European countries, certain Asian countries, many of the states and provinces in Australia, Canada and the United States and in certain Latin American countries. Examples of customer-focused financial incentives include capital cost rebates, feed-in tariffs and tax credits. Capital cost rebates provide money to partially offset the consumer’s upfront investment in a solar system. Feed-in tariffs require utilities to pay customers for the electricity they generate with solar systems based on kilowatt-hours produced, at a rate generally guaranteed for a period of time.

Growing Awareness of the Advantages of Solar Energy. Solar power has several advantages over both conventional and other forms of renewable energy.

•	Unlike fossil and nuclear fueled power generation, solar power generation does not require additional fuel and therefore is not susceptible to rising fuel prices or delivery risk.

•

With no moving parts or regularly required maintenance, solar power systems are among the most reliable forms of electricity generation. Accelerated aging tests have indicated that solar modules can operate for more than 20 years without the need for major maintenance other than the occasional cleaning of the solar module surface.

•	Solar power is one of the cleanest electric generation sources, capable of generating electricity without air or water emissions, noise, vibration, habitat impact or waste generation.

•	Solar power is well-suited to match peak energy needs as maximum sunlight hours generally correspond to peak energy demand periods when electricity prices are at their highest.

•	Solar power products can be deployed in many different sizes and configurations to meet the specific needs of the customer.

Challenges Facing Solar Power

Despite the benefits, the solar power industry must overcome the following major challenges to achieve widespread commercialization of its products:

Higher Cost to Consumers. For most on-grid applications, the current overall cost of generating solar power electricity, when upfront capital costs are factored into cost-per-kilowatt, is greater than the cost of purchasing retail electricity from a utility grid. Government programs and consumer awareness have accelerated the use of solar power for on-grid applications; however, higher costs of solar power products and a reliance on government-based incentives remain the major impediment to growth. For example, in some markets, feed-in tariffs are expected to be reduced in the near future. To provide an economically attractive alternative to conventional grid power, the solar power industry must reduce manufacturing and installation costs and increase the conversion efficiency of solar cells used in solar modules, making the use of solar power cost-effective over time without government incentives or subsidies.

Current Shortages of Polysilicon. There currently exists, and is expected in the near term to continue to exist, an industry-wide shortage of polysilicon, an essential raw material in the solar power supply chain. According to Solarbuzz, polysilicon supply could match demand as early as 2008, when additional polysilicon manufacturing capacity is expected to become available. The increase in polysilicon manufacturing capacity is expected to come from the expansion of existing plants and the addition of new plants, which will employ existing, well-proven technologies as well as new technologies expected to offer the potential for lower cost polysilicon. Given the current demand and supply imbalance, effective supply chain management is a critical element for the continued growth of the solar power industry and for controlling silicon raw material costs.

Products

We design, develop, manufacture and sell solar modules. Solar modules are arrays of interconnected solar cells encased in a weatherproof frame. We produce standard solar monocrystalline modules ranging from 160 W to 185 W in power output and multicrystalline modules ranging from 190 W to 220 W in power output, built to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. This power output is slightly below the amount of power required for a typical 29-inch television set with a 200 W specification. The variation in power output is based on the conversion efficiency of the cells used in our solar modules, as well as the types of cells. We assemble solar modules either from monocrystalline or multicrystalline cells. We also design and produce solar modules based on our customers’ specifications. Our solar modules are sealed, weatherproof and able to withstand high levels of ultraviolet radiation and moisture. We sell our modules under our own brand.

Manufacturing

We manufacture ingots, wafers, cells and modules. As of December 31, 2007, our facilities include ingot, wafer, cell and module production lines with annual manufacturing capacity of 150 MW for each segment in our value chain. We expect to increase our total annual production capacity from ingots to solar modules to 350 MW by the end of 2008 and to 600 MW by the end of 2009. We also expect to increase our total annual production capacity to 1,000 MW by the end of 2010. The following table sets forth our manufacturing capacity and production output in MW equivalent of module production as a result of our ramp-up for each of our facilities.

Manufacturing Facility	Manufacturing Commencement Date	Annual Manufacturing Capacity as of December 31, 2007	Production Output for the Year Ended December 31, 2007	Estimated Annual Manufacturing Capacity as of December 31, 2008
Silicon ingots	August 2005	150 MW	79 MW(1)	350 MW

Silicon wafers	February 2006	150 MW	81 MW(1)	350 MW

Solar cells	April 2007	150 MW	28 MW(1)	350 MW

Solar modules	November 2004	150 MW	75 MW	350 MW

(1)	Include modules produced but not shipped as of December 31, 2007.

We expect to increase our total annual manufacturing capacity from ingots to solar modules to 350 MW by the end of 2008.

•

Silicon feedstock. We purchase polysilicon and reclaimable silicon raw materials from various suppliers, including silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies. We test and categorize reclaimable silicon raw materials based on their technical properties. These reclaimable silicon raw materials then undergo mechanical grinding and chemical cleaning before they are mixed using our proprietary formula. Our ability to mix the materials in the right proportion is critical to the production of high-quality silicon ingots. In the first quarter of 2008, our average silicon usage was approximately 7.5 grams per watt.

•

Ingots. We began manufacturing monocrystalline ingots in August 2005 with pulling machines. As of December 31, 2007, we had 110 pulling machines for manufacturing monocrystalline ingots, which can yield 100 MW of modules annually based on current manufacturing processes, and 13 directional solidification system (DSS) furnaces for the manufacturing of multicrystalline ingots, which can yield 50 MW of modules annually based on current manufacturing processes. We plan to increase our annual manufacturing capacity to 350 MW by adding 47 additional DSS furnaces by the end of 2008.

To produce monocrystalline silicon ingots, silicon raw materials are first melted in a quartz crucible in the pulling furnace. Then, a thin crystal seed is dipped into the melted material to determine the crystal orientation. The seed is rotated and then slowly extracted from the melted material which solidifies on the seed to form a single crystal.

We began commercial production of multicrystalline ingots in November 2007. To produce multicrystalline ingots, molten silicon is changed into a block through a casting process in a DSS furnace. Crystallization starts by gradually cooling the crucibles in order to create multicrystalline ingot blocks. The resulting ingot blocks consist of multiple smaller crystals as opposed to the single crystal of a monocrystalline ingot.

•

Wafers. Currently, we slice monocrystalline wafers to a 180 micron thickness and multicrystalline wafers to a 200 micron thickness, while maintaining a low breakage rate. We began manufacturing wafers in February 2006. After the ingots are inspected, monocrystalline ingots are squared by squaring machines. Through high-precision cutting techniques, the squared ingots are then sliced into wafers by wire saws using steel wires and silicon carbon powder. To produce multicrystalline wafers, multicrystalline ingots are first cut into pre-determined sizes. After a testing process, the multicrystalline ingots are cropped and the usable parts of the ingots are sliced into wafers by wire saws by the same high-precision cutting techniques as used for slicing monocrystalline wafers. After being inserted into frames, the wafers go through a cleansing process to remove debris from the previous processes, and are then dried. Wafers are inspected for contaminants and packed and either transferred to our solar cell production facilities or shipped in boxes to solar cell manufacturers. Our annual wafer manufacturing capacity as of December 31, 2007 was approximately 150 MW of modules based on current manufacturing processes.

•

Solar cells. We currently produce our own solar cells for use in our solar modules. We have historically purchased solar cells from third-party solar cell manufacturers. After we installed our ingot and wafer production lines, we began manufacturing ingots and wafers in-house and outsourced the fabrication of solar cells to solar cell manufacturers. To reduce our dependence on third-party solar cell manufacturers and to increase our efficiencies both in solar cell and solar module manufacturing, we began the production of monocrystalline cells in April 2007 and achieved an average conversion efficiency of 16.6% as of December 31, 2007. In November 2007, we began producing multicrystalline cells and achieved an average conversion efficiency of 15.3% as of December 31, 2007. We currently have eight production lines with an annual manufacturing capacity of 200 MW. We plan to increase our annual manufacturing capacity to 350 MW by adding six additional lines by the end of 2008.

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

•

Solar modules. We began module manufacturing in November 2004. We increased our annual manufacturing capacity of modules from 6 MW per year as of November 2004 to 150 MW per year as of December 31, 2007. We currently have 15 production lines, and plan to increase our annual manufacturing capacity to 350 MW by adding an additional 14 lines by the end of 2008.

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

Solar module assembly remains a labor intensive process. We leverage China’s lower labor costs by using a greater degree of labor in our manufacturing process when it proves to be more efficient and cost-effective than using automated equipment. We are in close proximity to Chinese solar equipment manufacturers that offer many of the solar manufacturing equipment we require at competitive prices compared to most similar machinery offered by international solar equipment manufacturers.

We have significantly reduced purchasing solar cells from toll manufacturers by late 2007, when our solar cell manufacturing output capacity became in line with our ingot, wafer and module manufacturing output capacity. However, we will continue to use toll manufacturers from time to time to supplement any shortfalls as we rapidly increase our production capacity. Depending on prevailing market prices of silicon raw materials, from time to time we purchase ingots from ingot manufacturers to take advantage of favorable market prices relative to other silicon raw materials. We purchase wafers and cells to supplement any shortfalls we have with respect to our production capacity or to take advantage of favorable market conditions. As a result, we have developed relationships with various international and domestic suppliers of ingots, wafers and solar cells.

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

We have four procurement offices located in Asia and Europe. We believe our procurement team’s geographical proximity to the supply sources helps us better communicate with the suppliers and respond to them more efficiently. We believe our efforts to procure silicon raw materials from various sources will enable us to better control the silicon supply chain, increase manufacturing efficiency, and reduce margin pressure.

We have executed agreements with suppliers to obtain approximately 95% of our silicon raw material requirements to support our estimated production output in 2008. Most of this supply has been secured through medium-term and long-term contracts with polysilicon manufacturers, semiconductor companies and silicon reclamation companies. In addition, we are in active discussions with our suppliers to secure the rest of our silicon raw material requirements needed for our production output in 2008 and 2009. We intend to leverage the global reach of our procurement personnel to secure the remainder of our silicon requirements.

We have entered into long-term supply contracts to procure silicon feedstock of different grades with Chinese and international suppliers, which provide us with the ability to meet our future requirements. These long-term suppliers include DC Chemical, Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. (a subsidiary of GCL Silicon Technology Holdings Ltd.), Jupiter Corporation Ltd. (an affiliate of DTK Industries (Qingdao) Co., Ltd.), NITOL Group, Sichuan Yongxiang Polysilicon Co., Ltd., SILFAB S.p.A., and Wacker Chemie AG. Our long-term contracts have delivery terms to begin either in 2008 or 2009. Our long-term contracts have a fixed price or a price to be determined on a quarterly or annual basis. These contracts also require us to make an advance payment of a certain negotiated amount.

To secure sufficient feedstock to support our current and planned sales growth, in March 2008, we entered into a long-term polysilicon supply agreement with Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. to purchase polysilicon to produce approximately 2,600 MW of solar modules in aggregate over eight years. The prices of the polysilicon are predetermined subject to periodic adjustments. Under this agreement, Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. is required to supply to us an aggregate of 16,350 metric tons of polysilicon, with 300 metric tons and 850 metric tons to be delivered in 2008 and 2009, respectively. Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. operates a polysilicon production facility in the Jiangsu Province, China and is currently expanding its production capacity to service growing polysilicon demands from customers.

Quality Assurance

Our quality control was set up according to the quality system requirements of ISO 9001:2000. Our quality control consists of three components: incoming inspections through which we ensure the quality of the raw materials that we source from third parties, in-process quality control of our manufacturing processes, and output quality control of finished products through inspection and by conducting reliability and other tests.

We have received international certifications for our quality assurance programs, including ISO 9001:2000, which we believe demonstrates our technological capabilities as well as instill customer confidence. The following table sets forth the major certifications we have received and major test standards our products have met as of the date of this annual report.

Certification Test Date	Certification or Test Standard	Relevant Products
December 2005	CE certification	Solar modules sold in Europe

August 2006	IEC 61215:1993 test standard	Solar modules sold in Europe

August 2006, June 2007 and July 2007	TÜV Safety Class II Test	Solar modules sold in Europe

October 2006	ISO 9001:2000 quality system certification	Manufacturing of solar module; design, development, installation and service of photovoltaic system (power station)

November 2007 and March 2008	ICIM product certification	Solar modules sold in Italy

December 2007	Certificate from TÜV SÜD Management Service GmbH	Manufacturing and sales of silicon, silicon ingots, silicon wafers, solar cells and solar modules.

March 2008	UL 1703 certification	Solar modules and panels sold in the United States

Customers and Markets

We currently sell our solar modules primarily to distributors, wholesalers and PV system integrators. Our focus on which type of clients depends largely on the demand in the specific markets. Distributors and wholesalers tend to be large volume purchasers. PV system integrators typically design and sell integrated systems that include our branded solar modules along with other system components. Some of the PV system integrators also resell our modules to other system integrators. Our major customers for 2007 included Abantia Sun Energy SA, Enerpoint S.p.a., IBC Solar AG, Grupo Aldesa SA and SOLEOS Solar GmbH.

A small number of customers have historically accounted for a majority of our net sales. The top five of our customers collectively accounted for approximately 59.1%, 48.9% and 33.5% of our net revenues in 2005, 2006 and 2007, respectively. Each of Corporación Zigor S.A. and Scatec AS contributed over 10% of our net revenues for 2006. IBC Solar AG contributed over 10% of our net revenues for 2007.

We currently sell most of our solar modules to customers located in Europe. Solar manufacturers like us have capitalized on government and regulatory policies for the promotion of solar power in many jurisdictions. In order to continue growing our sales and to reduce our exposure to any particular market segment, we intend to broaden our geographic presence and customer base. While Germany continues to be a major market for us, we have significantly expanded our sales of solar modules to several solar power markets, including Spain, Italy, Belgium and Greece. In 2007, we signed several agreements with well-recognized companies in Spain and Italy. These sales are conducted in line with our goals of increasing our market presence in Europe outside of Germany and building our brand as one of the top global solar brands. We are also targeting sales in emerging PV markets such as the United States, France and South Korea.

The following table sets forth our total net revenues by geographical region for the periods indicated:

	Year Ended December 31,
	2005		2006		2007
Region	Total Net Revenues	Percent	Total Net Revenues	Percent	Total Net Revenues	Percent
	(in thousands, except percentages)
Europe
Germany	$23,586	86.5%	$49,052	42.8%	$94,733	31.4%
Spain	—	—	43,448	37.9	120,831	40.0
Italy	—	—	—	—	54,695	18.1
Others	2,776	10.2	10,862	9.6	21,041	7.0

Europe Total	26,362	96.7	103,362	90.3	291,300	96.5
China	848	3.1	10,632	9.3	6,373	2.1
Others	65	0.2	506	0.4	4,146	1.4

Total	$27,275	100.0%	$114,500	100.0%	$301,819	100.0%

We conduct our solar module sales typically through short-term contracts with terms of one-year or less, or long-term sales or framework contracts with terms of three to five years. Our short-term contracts provide for an agreed sales volume at a fixed price. Under our long-term sales or framework contracts, we are obligated to sell our products at a price to be negotiated three to six months prior to delivery. Such contracts provide for a fixed sales volume or a fixed range of sales volume. Compared to short-term contracts, we believe our long-term sales contracts not only provide us with better visibility into future revenues, but also help us enhance our relationships with our customers. Some of our sales contracts require our customers to make a prepayment, with the remaining price to be paid within 30 days after shipment. We would require prepayment depending on the credit status of our customers, market demand and the term of the contracts.

As we plan to enhance our relationship with our key customers, we intend to enter into longer term sales contracts with flexible pricing in order to secure demand for our solar modules.

Pursuant to our sales contracts, we provide customers with warranty services. Our solar modules are typically sold with two-year or three-year warranty for defects in materials and workmanship and a minimum power output warranty for up to 25 years following the date of purchase or installation.

Sales and Marketing

We market and sell our solar power products primarily to distributors, wholesalers and PV system integrators, such as Abantia Sun Energy SA, Enerpoint S.p.a., IBC Solar AG, Grupo Aldesa SA and SOLEOS Solar GmbH, S.L. Our sales staff is becoming more internationally based in recent years, with several of our sales staff now located in Europe. Support for our sales staff remain based in Changzhou, China. Our marketing programs include industry conferences, trade fairs and public relations events. Our sales and marketing group works closely with our research and development and manufacturing groups to coordinate our product development activities, product launches and ongoing demand and supply planning. In 2007, we established representative offices in Munich, Germany and Barcelona, Spain, which are dedicated to regional sales. To expand our sales network in the United States, we established a representative office in California in December 2007.

Intellectual Property

In manufacturing our solar power products, we use know-how available in the public domain and unpatented know-how developed in-house. We rely on a combination of trade secrets and employee contractual protections to establish and protect our proprietary rights. We believe that many elements of our solar power products and manufacturing processes involve proprietary know-how, technology or data that are not coverable by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. Substantially all of our research and development personnel have entered into confidentiality, non-competition and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of their inventions, designs and technologies they develop during their terms of employment with us.

As of December 31, 2007, we had 16 issued patents and four patent applications pending in China. We filed nine additional patent applications in January 2008. Seventeen of our issued patents and our pending patent applications relate to technology that we are currently using, including technology relating to improvement to the solar power product manufacturing process and integration of construction elements into our solar modules or solar systems. Eleven of our issued patents relate to technology that we do not use in our current production of solar power products. As we expand our product portfolio, continue our expansion into solar cell manufacturing and enter into polysilicon manufacturing in the future, we believe that the development and protection of our intellectual property will become more important to our business. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide a significant competitive advantage to us.

We have filed trademark registration applications for the logos “Trina” and “Trinasolar” with the trademark offices in the PRC, the United States, Australia, Korea, Japan, Singapore, the EU and several other countries in 2007 and the first quarter of 2008. We also filed a trademark registration application for the logo “ ” with the trademark office in the PRC in December 2007.

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

We compete with other module manufacturing companies such as Sharp Electronic Corporation, Suntech Power Holdings Co., Ltd., BP Solar International Inc., Yingli Green Energy Holding Co., Ltd. and Mitsubishi Electric Corporation. We believe one of our key advantages over some of these competitors is our high degree of vertical integration, which was strengthened with the completion of our solar cell plant and will be further strengthened as commence work on our polysilicon production project. Some of our competitors have also become vertically integrated, from silicon wafer manufacturing to solar power system integration, such as Renewable Energy Corporation ASA and SolarWorld AG. Many of our competitors have a stronger market position than ours and have greater resources and better brand recognition than we have. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs.

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

Insurance

We maintain property insurance policies with reputable insurance companies for covering our equipment, facilities, buildings and their improvements, and office furniture. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. We maintain director and officer liability insurance for our directors and executive officers. We do not maintain product liability insurance. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China. However, significant damage to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operation. We paid an aggregate of approximately $0.2 million in insurance premiums in 2007. The increase in premium was largely due to an increase in the scope of our insurance coverage, including our purchase of business interruption insurance.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil energy. The law sets forth the national policy to encourage and support the use of solar and other renewable energy and the use of on-grid generation. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of electricity generated by solar and other renewable power generation systems.

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

China’s Ministry of Construction also issued a directive in June 2005 that seeks to expand the use of solar energy in residential and commercial buildings, and encourages the increased application of solar energy in different townships. In addition, China’s State Council promulgated a directive in July 2005 that sets forth specific measures to conserve energy resources.

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

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of October 31, 2007), or Catalogue. The Catalogue classifies industries into four categories: encouraged, permitted, restricted and prohibited. As confirmed by the government authorities, Trina China, our operating subsidiary, is engaged in an encouraged industry. Trina China is permitted under the PRC laws to be wholly owned by a foreign company. Trina China is, accordingly, also entitled to certain preferential treatment granted by the PRC government authorities, such as exemption from tariffs on equipment imported for its own use.

Tax

In accordance with Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises, or the Income Tax Law, and the related implementing rules, effective before January 1, 2008, foreign invested enterprises incorporated in the PRC are generally subject to an enterprise income tax of 30% and a local income tax of 3%. The Income Tax Law and the related implementing rules provide certain preferential favorable tax treatments to foreign invested enterprises which qualify as “advanced technological enterprises” or are established in certain areas in the PRC.

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

In 2004, Trina China moved out of the high-tech zone and no longer qualified for a preferential enterprise income tax rate of 15%. Trina China, a foreign invested enterprise engaged in a manufacturing business and established in Changzhou, which is within a coastal economic zone, is entitled to a preferential enterprise income tax rate of 24%. In addition, Trina China was qualified as an “advanced technological enterprise” and, as a result, enjoyed a preferential enterprise income tax rate of 12% for the years 2004 to 2006. As the tax benefit for an “advanced technological enterprise” expired in 2006, the tax rate of Trina China increased to 27% (24% enterprise income tax plus 3% local income tax) in 2007.

In February 2007, the State Tax Bureau of Changzhou High-Tech Industry Development Zone, or the STB, where Trina China is registered, approved Trina China’s application for tax holiday in conjunction with an increase of $32.7 million in its registered capital, from $7.28 million in August 2005 to $40.0 million in July 2006. In accordance with the approval of the STB, Trina China is exempt from income taxes for 81.8% of its taxable profit, representing the proportion of its increase in registered capital from August 2006 to December 2007, followed by a 50% relief in its tax rate from 2008 to 2010. The 2006 income tax was calculated based on a tax rate of 12% because the STB did not issue their approval until February 2007. Accordingly, for 2007, an income tax rate of 12% applies to 18.2% of Trina China’s taxable profit, and 81.8% of its taxable profit is exempt from income taxes.

China’s parliament, the National People’s Congress, adopted the Enterprise Income Tax Law on March 16, 2007. On December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the new EIT law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In accordance with a directive issued by the State Council in December 2007, the 24% preferential income tax Trina China enjoyed prior to 2008 will be increased to 25% in 2008. Trina China will be allowed to continue to enjoy the 50% tax reduction for 81.8% of its income until December 2010. Trina Solar (Lianyungang) Co., Ltd., which was incorporated after March 16, 2007, is not entitled to any preferential tax treatment.

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

In addition, under a new PRC tax law that became effective in January 2008, dividends from Trina China to us may become subject to a 10% withholding tax. See “—Tax.”

C.	Organizational Structure

The following table sets out the details of our subsidiaries and the variable interest entity:

Name	Country of Incorporation	Ownership Interest
Top Energy International Limited	Hong Kong	100% direct

Changzhou Trina Solar Energy Co., Ltd	China	100% direct

Trina Solar (Lianyungang) Co., Ltd	China	100% direct

Sun Era Industries Limited(1)	British Virgin Islands	—

(1)	Sun Era Industries Limited was incorporated to provide sales support and make toll manufacturing purchases exclusively for Trina China and was determined to be a variable interest entity of Trina China. In March 2007, Sun Era Industries ceased operations, and in June 2007 it was officially wound-up.

D.	Property, Plant and Equipment

All of our research, development and manufacturing of ingots, wafers, cells and solar modules are conducted at our facilities in Changzhou, China, where we occupy a site area of approximately 152,526 square meters. We have an ongoing development plan to add approximately 161,475 square meters to our existing facilities to increase our production capacity, which we expect to complete by 2010, with a substantial portion of our planned capital expenditures for 2009 to be used for this expansion. We expect to increase our total annual production capacity from ingots to solar modules to 350 MW by the end of 2008 and to 600 MW by the end of 2009. We believe our current and planned facilities will meet our current and foreseeable requirements.

We selectively use automation to enhance the quality and consistency of our finished products and improve efficiency in our manufacturing processes. We use manufacturing equipment purchased primarily from Chinese solar equipment suppliers. Other critical equipment is sourced worldwide. Key equipment used in our manufacturing facilities includes ingot pulling machines, DSS furnaces, high-precision wafer sawing machines, diffusion furnaces, screen print machines and automatic laminators. Set forth below is a list of our major equipment as of December 31, 2007 and expected to be in operation by December 31, 2008.

Manufacturing Facility	Major Equipment	No. of Units in Operation as of December 31, 2007	No. of Units Expected to be in Operation by December 31, 2008	Source (Country)
Silicon ingots	Ingot pulling machines	110	110	China
	DSS furnaces	13	60	United States
Silicon wafers	Wafer sawing machines	32	100	Switzerland
Solar cells	Diffusion furnaces	28	60	Germany
	Screen print machines	6	18	Italy
Solar modules	Automatic laminators	15	29	China

In May and August 2007, we entered into agreements with Meyer Burger AG to purchase 38 and 265 wafer sawing machines, respectively, for delivery through 2010. In September 2007, we entered into an agreement with GT Solar to purchase 57 DSS furnaces for delivery in 2008.

With respect to encumbrances, as of December 31, 2007, we pledged our equipment of a total appraised value of RMB884.4 million ($121.2 million) to secure repayment of our borrowings of RMB338.3 million ($46.4 million) and our raw materials of a total appraised value of RMB140.0 million ($19.2 million) to secure repayment of our borrowings of RMB70.0 million ($9.6 million). As of December 31, 2007, we mortgaged 51,746.7 square meters of our facilities to secure repayment of our borrowings of RMB34.0 million ($4.7 million).

Item 4A.	UNRESOLVED STAFF COMMENTS

None.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are an integrated solar-power products manufacturer based in China. Since we began our solar-power products business in 2004, we have integrated the manufacturing of ingots, wafers and solar cells for use in our solar module production. Our solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide.

We produce standard monocrystalline solar modules ranging from 160 W to 185 W in power output and multicrystalline solar modules ranging from 190 W to 220 W in power output. Our solar modules are built to general specifications as well as to our customers’ and end users’ specifications. We sell and market our products worldwide, including in a number of European countries, such as Germany, Spain, Italy and Belgium, where government incentives have accelerated the adoption of solar power. We are also targeting sales in emerging PV markets such as France, the United States and South Korea. We sell our products to distributors, wholesalers and PV system integrators including Abantia Sun Energy SA, Enerpoint S.p.a., IBC Solar AG, Grupo Aldesa SA and SOLEOS Solar GmbH.

Our net revenues have increased rapidly in recent years. In 2007, our net revenues were $301.8 million compared to $114.5 million in 2006. Our net revenues increased primarily due to our increased sales and manufacturing capacity as demand for our products remained strong. In addition, we recorded net income from continuing operations of $35.4 million in 2007 compared to net income of $13.2 million in 2006. Our gross margins decreased as a result of reduced average selling prices and increased silicon raw material costs, which was partially offset by our enhanced vertical integration, and our net income improved mainly due to a significant increase in our net revenues and gross profit.

The most significant factors that affect the financial performance and results of operations of our solar products business are:

•	industry demand;

•	government subsidies and economic incentives;

•	availability and price of polysilicon and reclaimable silicon raw materials;

•	vertically integrated manufacturing capabilities; and

•	product pricing.

Industry Demand

Our business and revenue growth depends on market demand for solar power. Although solar power technology has been used for several decades, the solar power market has only grown significantly in the past several years. According to Solarbuzz, the global solar power market, as measured by annual solar power system installed capacities, grew at a CAGR of 47.4% from 598 MW in 2003 to 2,826 MW in 2007. According to a Solarbuzz forecast named “Green World,” in one of several possible scenarios, annual solar power system installed capacity may further increase to 9,917 MW in 2012, and solar power industry revenue may increase from $17.2 billion in 2007 to $39.5 billion in 2012, which we believe will be driven largely by surging market demand, rising grid prices and government initiatives.

Government Subsidies and Economic Incentives

We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of power provided by the electric utility grid in many locations, when upfront system costs are factored into cost per kilowatt. As a result, governmental bodies in many countries, most notably

Germany, Spain, Italy, the United States, Japan, South Korea and China, have provided subsidies and economic incentives to reduce dependency on non-renewable sources of energy. These subsidies and economic incentives have come in the form of capital cost rebates, feed-in tariffs and tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products. The demand for our solar modules in our targeted or potential markets is affected significantly by these government subsidies and economic incentives.

Availability and Price of Reclaimable Silicon Raw Materials and Polysilicon

Reclaimable silicon raw materials and polysilicon are essential raw materials for our business. Our proprietary process technology allows us to use a significant proportion (currently about 50%) of reclaimable silicon raw materials in the production of monocrystalline and multicrystaline silicon ingots, although we intend to use more polysilicon in the future as polysilicon becomes more widely available in the market.

The costs of reclaimable silicon raw materials have historically been significantly less than the costs of polysilicon. However, due to the solar power industry’s growing demand for reclaimable silicon raw materials, prices of these reclaimable silicon raw materials are also increasing. We currently purchase reclaimable silicon raw materials from over 20 suppliers, including semiconductor manufacturers and silicon processing companies. Moreover, we are currently in discussions with other China-based semiconductor manufacturers to secure additional reclaimable silicon raw materials.

For the procurement of reclaimable silicon raw materials, we enter into short-term contracts with terms of no more than six months each. The contracts provide for a fixed price and fixed amount and generally require prepayment prior to shipment. Most of the contracts give us the right to reject any shipment by our suppliers that does not meet our quality standards based on usability and resistivity of the materials. The contracts also specify a time period during which we can inspect the goods to ensure their quality.

Increases in the price of polysilicon have in the past increased our production costs and may continue to impact our cost of revenues and net income. According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $50-$55 per kilogram delivered in 2006 to $60-$65 per kilogram delivered in 2007. In addition, according to Solarbuzz, spot prices for incremental supplies of polysilicon, in some cases, reached $400 per kilogram in 2007. Based on our experience, we believe that the average price of polysilicon will continue to remain high in the foreseeable future until a significant portion of polysilicon manufacturing capacity currently under construction becomes available. Any increase in demand from the semiconductor industry will exacerbate the shortage.

We purchase polysilicon from silicon distributors and silicon manufacturers by contract. We generally do not purchase polysilicon on the spot market. For procurement of polysilicon, we enter into short-term, medium-term and long-term contracts. Our short-term contracts have terms of no more than one-year each. The contracts provide for a fixed price and fixed amount and generally require prepayment prior to shipment. Most of the contracts give us the right to reject any shipment by our suppliers that does not meet our quality standards based on grade levels, such as semiconductor grade or solar grade, of the polysilicon. The contracts also specify a time period during which we can inspect the goods to ensure their quality. Our medium-term contracts have terms ranging from one to three years, and our long-term contracts have terms ranging from five to eight years. These contracts generally have a fixed amount and fixed price subject to adjustments or variable price and require us to make an advance payment of a certain negotiated amount. Our long-term suppliers include DC Chemical, Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. (a subsidiary of GCL Silicon Technology Holdings), Jupiter Corporation Ltd. (an affiliate of DTK Industries (Qingdao) Co., Ltd.), NITOL Group, Sichuan Yongxiang Polysilicon Co., Ltd., SILFAB S.p.A., and Wacker Chemie AG. Our long-term contracts have delivery terms to begin either in 2008 or 2009. Our long-term contracts have a fixed price or a price to be determined on a quarterly or annual basis. These contracts also require us to make an advance payment of a certain negotiated amount.

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

Vertically Integrated Manufacturing Capabilities

We believe that our vertical integration strategy has allowed us, and will continue to allow us, to capture value throughout the solar power value chain, achieve better quality control of our products and realize synergistic cost savings. We began commercial production of solar cells in April 2007, which favorably impacted our margins and helped to offset factors negative pressures such as a decrease in average selling price and increasing polysilicon prices. In the fourth quarter of 2007, we met approximately 75% of our needs for solar cells with our in-house production. In the first quarter of 2008, we were able to meet substantially all of our solar cell needs with our in-house production capabilities. Specifically, we believe our vertically integrated business model has allowed us to:

•

reduce excess costs, such as those associated with packaging and transportation, and the breakage loss that occurs during shipment between various production locations associated with toll manufacturing;

•	shorten production cycle and improve value chain coordination; and

•	reduce reliance on toll manufacturing and capture upstream or downstream profit margins.

We will continue to use toll manufacturers from time to time to supplement any shortfalls as we rapidly increase our production capacity. Furthermore, depending on prevailing market prices of silicon raw materials, from time to time we purchase ingots from ingot manufacturers to take advantage of favorable market prices relative to other silicon raw materials. We purchase wafers and cells, from time to time, to supplement any shortfalls we have with respect to our production capacity or to take advantage of favorable market conditions. As a result, we have developed relationships with various international and domestic suppliers of ingots, wafers and solar cells.

Product Pricing

We began selling our solar module products in November 2004. Our solar modules are priced based on the number of watts of electricity they generate as well as the market price per watt for solar modules. We price our standard solar modules based on the prevailing market prices at the time we enter into sales contracts with our customers or our customers place their purchase orders with us, taking into account the size of the contract or the purchase order, the strength and history of our relationship with each customer, and our silicon raw materials costs. Over the past few years, the average selling prices for standard solar modules have decreased year-to-year across the industry primarily due to rising polysilicon costs. Correspondingly, the average selling price of our standard solar module products decreased slightly from $4.02 in 2005 to $3.98 in 2006 and further decreased to $3.80 in 2007. The solar energy market and industry have been experiencing a price decrease in solar modules largely due to an increase in supply since the second half of 2006. We believe such market trend is likely to continue in the near term. Our business may be materially and adversely affected if such trend continues. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may be adversely affected by volatile market and industry trends, such as the recent decrease in the price of solar modules” for more details.

We conduct our solar module sales typically through short-term contracts with terms of one-year or less or long-term sales or framework contracts with terms of three to five years. Our short-term contracts provide for an agreed sales volume at a fixed price. Under our long-term sales or framework contracts, we are obligated to sell our products at a price to be negotiated three to six months prior to delivery. Such contracts provide for a fixed sales volume or a fixed range of sales volume. Compared to short-term contracts, we believe our long-term sales contracts not only provide us with better visibility into future revenues, but also help us enhance our relationships with our customers. Some of our sales contracts require our customers to make a prepayment, with the remaining price to be paid within 30 days after shipment. We require prepayments depending on the credit status of our customers, market demand and the term of the contracts.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Net Revenues

Our net revenues are net of business tax, value-added tax and returns and exchanges. We began to generate net revenues from the sales of solar modules in November 2004. We also generated revenues from other products and services such as system integration. Factors affecting our net revenues include average selling price per watt, market demand for our solar modules, unit volume shipped and our production capacity expansion.

In 2005, 2006 and 2007, sales to our top five customers accounted for approximately 59.1%, 48.9% and 33.5% of our net revenues, respectively, and sales to our largest customer accounted for 20.6%, 14.4% and 14.8% of our net revenues, respectively. We currently sell most of our solar modules to customers located in Europe, in particular Spain and Germany. The following table sets forth our total net revenues by geographical region for the periods indicated:

	Year Ended December 31,
	2005		2006		2007
Region	Total Net Revenues	Percent	Total Net Revenues	Percent	Total Net Revenues	Percent
	(in thousands, except percentages)
Europe
Germany	$23,586	86.5%	$49,052	42.8%	$94,733	31.4%
Spain	—	—	43,448	37.9	120,831	40.0
Italy	—	—	—	—	54,695	18.1
Others	2,776	10.2	10,862	9.6	21,041	7.0

Europe Total	26,362	96.7	103,362	90.3	291,300	96.5
China	848	3.1	10,632	9.3	6,373	2.1
Others	65	0.2	506	0.4	4,146	1.4

Total	$27,275	100.0%	$114,500	100.0%	301,819	100.0%

Cost of Revenues

Our cost of revenues consists primarily of:

•

Silicon raw materials. Silicon raw materials comprise the majority of our cost of revenues. We purchase polysilicon and reclaimable silicon raw materials from various suppliers, including silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies.

•

Other direct materials. Such materials include direct materials for the production of solar modules such as plastic, metallic pastes, tempered glass, laminate material, connecting systems and aluminum frames.

•

Toll manufacturing. We enter into toll manufacturing arrangements by providing wafers to toll manufacturers for processing and receiving solar cells from them in return. The toll manufacturing cost is capitalized as inventory, and recorded as a part of our cost of revenues when our finish solar modules are sold. From time to time, we purchase ingots or wafers from manufacturers to take advantage of favorable market prices relative to other silicon raw materials or to supplement any shortfalls as we rapidly increase our production capacity.

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

Gross Margin

Our gross margin is affected by changes in our net revenues and cost of revenues. Our gross margins decreased from 26.2% in 2006 to 22.4% in 2007, mainly due to an increase in silicon raw material prices and a decrease in the average selling price of our solar modules. This decrease was partially offset by our commencement of solar cell production in April 2007, which reduced the average cost of solar cells. By the fourth quarter of 2007, we were able to meet 75% of our need for solar cells through in-house production. In the first quarter of 2008, we were able to meet substantially all of our solar cell needs with our in-house production capabilities, but will continue to use toll manufactures from time to time as we rapidly increase our module capacity.

We may continue to face margin compression in the sales of solar modules due to the increase in the market price of polysilicon and if we are unable to increase our average selling price of solar modules due to market pressure to reduce the price per watt in order to achieve grid parity. However, we believe that as our solar module business expands, additional economies of scale and successful execution of our vertical integration strategy will improve our margins to offset these negative market trends.

Operating Expenses

Our operating expenses include selling expenses, general and administrative expenses and research and development expenses.

Selling Expenses

Selling expenses consist primarily of provisions for product warranties, freight, employee salaries, pensions, share-based compensation expenses and benefits, travel and other sales and marketing expenses. Our selling expenses have increased since 2005 primarily due to a warranty provision for solar modules that was established in 2005 and will be included in our selling expenses going forward. In 2006, we recognized a one-time share-based compensation expense in connection with the transfer of beneficial interests in our company to our administrative personnel. Our solar modules are typically sold with a two-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. We accrue the estimated cost of warranty based on 1% of the revenues generated from solar modules, consistent with the average industry level. Our selling expenses as a percentage of net revenues slightly increased between 2005 and 2006 primarily due to a significant increase in net revenues driven by high market demand for our products, and increased between 2006 and 2007 due to the expansion of our marketing program and sales force in overseas markets. We expect our selling expenses to increase in the near term, but to decrease as a percentage of net revenues, as we increase our sales efforts, hire additional sales personnel, target new markets, establish representative offices and initiate additional marketing programs to build our brand.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative personnel, compliance related consulting and professional fees and travel expenses. In 2006, we recognized a one-time share-based compensation expense in connection with the transfer of beneficial interests in our company to our administrative personnel. Our general and administrative expenses have increased since 2004, primarily due to increases in the number of our administrative employees as well as their salaries and benefits and share-based compensation expenses. We expect our general and administrative expenses to increase as we hire additional personnel and incur expenses to support our operations as a public company, including compliance-related costs. However, we expect our general and administrative expenses to decrease as a percentage of net revenues as we achieve greater scale.

Research and Development Expenses

Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel, share-based compensation and prototype and equipment costs relating to the design, development, testing and enhancement of our products and manufacturing process. In 2006, we recognized a one-time share-based compensation expense in connection with the transfer of beneficial interests in our company to our research and development personnel. Between 2005, 2006 and 2007, our research and development expenses increased significantly due to investment in solar cell technology in preparation of ramping up our solar cell production in April 2007. In 2007, we also invested in the development of multicrystalline technology and in November 2007 began commercial production of multicrystalline products. We expect our research and development expenses to increase as we hire additional research and development personnel, expand and promote innovation in our process technologies of manufacturing monocrystalline ingots, wafers, cells and solar modules. We will continue to devote efforts to improve our technical know-how to produce monocrystalline ingots and wafers by using a significant proportion of reclaimable silicon raw materials. Moreover, as we continue to generate more reclaimable silicon from our own processes, we intend to establish a platform to use reclaimable silicon that we have identified as better suited and more cost-effective to be used for multicrystalline silicon production processes. Therefore, we will devote some of our research and development resources to develop such platform in order to improve our production efficiency.

Share-based Compensation Expenses

We adopted our 2006 share incentive plan in July 2006 and a total of 57,650,936 restricted shares were outstanding as of December 31, 2007. For a description of the restricted shares granted, including the exercise prices and vesting periods thereof, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2006 Share Incentive Plan.” Under Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide services to us in exchange for the equity award. For restricted shares granted to our employees, we record share-based compensation expense for the excess of the fair value of the restricted shares at the date of the grant over the purchase price that a grantee must pay to acquire the shares during the period in which the shares may be purchased. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares.

The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses.

	For the Year Ended December 31,
	2005		2006			2007
	(in thousand, except for percentages)
Cost of revenues	—	—	$415	(1)	15.2%	$35	2.1%
Selling expenses	—	—	323	(1)	11.8	394	22.6
General and administrative expenses	—	—	389	(1)	14.3	1,165	66.9
Research and development	—	—	1,600	(1)	58.7	146	8.4

Total share-based compensation expenses	—	—	$2,727		100.0%	$1,740	100%

(1)	In 2006, we recognized a one-time share-based compensation expense in connection with the transfer of beneficial interests in our company from a shareholder and a founder of our company to our administrative personnel.

Discontinued Operations

Prior to June 30, 2006, we were engaged in the aluminum siding business, which included the production, marketing and sale of aluminum exterior wall products used for cladding the exteriors of buildings and houses. On June 28, 2006, our board of directors resolved to discontinue our aluminum siding business and committed to a plan to settle the related liabilities and realize the related assets through the sale of scrap. Our aluminum siding operations ceased on June 30, 2006, and all of the employees from our aluminum siding business were transferred to our solar module business. We had net gains from our aluminum siding business of $91,010 and $367,916 in 2005 and 2007, respectively, and a net loss of $753,277 in 2006. The gain from our aluminum siding business in 2007 was due to the collection of accounts receivable that we had previously written off as uncollectible. In accordance with Financial Accounting Standards, or FAS, No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, the financial position and results of operations from our aluminum siding business are reflected as discontinued operations in our consolidated financial statements included elsewhere in this annual report. In December 2006, we entered into a contract to sell the manufacturing equipment and buildings with the underlying land use rights, previously used in our aluminum siding business, for a total price of RMB5.8 million ($795,109) to Mr. Weifeng Wu and Mr. Weizhong Wu, brothers-in-law of Mr. Jifan Gao, our chairman and chief executive officer. The price was determined based on the higher of two formal offers, one of which came from a third party unrelated to us, and was approved by our audit committee and all of our independent directors.

Taxation

We recognize deferred tax assets and liabilities for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all of the deferred tax asset will be realized.

The PRC enacted a new tax law that became effective in January 2008. See “Item 4. Information on the Company—Regulation—Tax.” Before the effectiveness of this new law, a foreign invested enterprise in China was typically subject to an enterprise income tax of 30% and a local income tax of 3%. The Income Tax Law and the related implementing rules provide certain preferential favorable tax treatments to foreign invested enterprises which qualify as “advanced technological enterprises” or are established in certain areas in the PRC.

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

In 2004, we were granted a three year extension in the 50% relief from PRC enterprise income tax rate of 24%. As a result, Trina China was subject to preferential enterprise income tax rate of 12% in 2004, 2005 and 2006. In accordance with the tax legislations applicable to export-oriented enterprises, Trina China is entitled to a 50% relief from PRC enterprise income tax for the years in which export sales revenue exceeds 70% of total sales revenue. In 2007, Trina China was granted the 50% relief from the PRC enterprise income tax rate of 24%.

In February 2007, the State Tax Bureau of Changzhou High-Tech Industry Development Zone, or the STB, where Trina China is registered, approved Trina China’s application for tax holiday in conjunction with an increase of $32.7 million in its registered capital, from $7.3 million in August 2005 to $40.0 million in July 2006 and to $120.0 million in 2007. In accordance with the approval of the STB, Trina China is exempt from income taxes for 81.8% of its taxable profit, representing the proportion of its increase in registered capital from August 2006 to December 2007, followed by a 50% relief in its tax rate from 2008 to 2010. The 2006 income tax was calculated based on a tax rate of 12% because the STB did not issue their approval until February 2007. Accordingly, for 2007, an income tax rate of 12% applies to 18.2% of Trina China’s taxable profit, and 81.8% of its taxable profit is exempt from income taxes.

The new EIT law, which became effective on January 1, 2008, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the new EIT law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In accordance with a directive issued by the State Council in December 2007, the 24% preferential income tax Trina China enjoyed prior to 2008 will be increased to 25% in 2008. Trina China will be allowed to continue to enjoy the 50% tax reduction for 81.8% of its income until December 2010. Trina Solar (Lianyungang) Co., Ltd., which was incorporated after March 16, 2007, is not entitled to any preferential tax treatment.

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (iii) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

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

Revenue Recognition

We recognize revenues for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has transferred to the customer, the sales price is fixed or determinable, and the collectability of the resulting receivable is reasonably assured. Our sales agreements typically contain our customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions. We recognize sales of our solar modules based on the terms of the specific sales contract. Generally, we recognize sales when we have delivered our products to our customers’ designated point of shipment, which may include commercial docks or commercial shipping vessels. Some of our contracts may stipulate that we must defer recognizing revenues until we have delivered the product to our customer’s location and we receive documentation that they have accepted delivery. Revenues also include reimbursements of shipping and handling costs of products sold to customers.

Some of our sales contracts require our customers to make a prepayment. Whether or not a prepayment is required depends on the credit status of our customers, market demand and the term of the contracts. We require the balance of the contract amount to be paid within 30 days after delivery. We record these prepayments as advances from customers until revenues are recognized.

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

Impairment of Long-lived Assets and Definite-lived Intangibles

We evaluate our long-lived assets and definite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets. The determination of fair value of the intangible and long lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future.

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

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method. Cost comprises direct materials and where applicable, direct labor costs, toll manufacturing costs and those overheads that have been incurred in bringing the inventories to their present location and condition. We regularly review the cost of inventory against its estimated fair market value and will record a lower of cost or market write-down for inventories that have a cost in excess of estimated market value. We also write off silicon materials that may not meet our required specifications for inclusion in our manufacturing process. These materials are periodically sold for scrap.

Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In both 2006 and 2007 our deferred tax assets were reduced by a valuation allowance. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

Derivative Financial Instruments

One of our long-term silicon supply contracts provided that the purchase price of the silicon to be acquired was denominated in U.S. dollars, which is not the functional currency of either of the contracting parties. Accordingly, the contract contains an embedded foreign currency forward contract, which is required to be bifurcated and accounted for at fair value in accordance with the provisions of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Changes in fair value are recorded in the consolidated statements of operations.

Because of the monetary controls imposed by the PRC, the determination of the fair value of a long-term foreign currency derivative requires the input of highly subjective assumptions, including estimates of forward foreign exchange rates between the U.S. dollars and Renminbi.

In calculating the fair value of the embedded derivatives, we (i) estimated the monthly purchases, and corresponding payments, based on historical usage rates, (ii) applied the estimated exchange forward rates between the U.S. dollar and Renminbi associated with each of the estimated monthly payment dates from (i), and (iii) applied an appropriate discount rate to the amounts obtained in (ii). We estimated the exchange forward rates based on the following:

(1)	Exchange forward rates for month one to 12 are available on the China on-shore market. As such, for month one to 12, we obtained the exchange forward rates from the China on-shore market.

(2)	Exchange forward rates for month 13 to 24 were computed by taking the 15th, 18th and 24th month’s exchange forward rates available from the China on-shore market and applying linear interpolation to derive the other monthly forward rates.

(3)	Exchange forward rates for month 25 to 84 were estimated by applying linear interpolation to the two and seven-year exchange forward rates, available from the China on-shore market.

(4)	Exchange forward rates for periods in excess of seven years were not available from the China on-shore market. As such, for the periods beyond 84 months, we forecasted the monthly exchange rates based on an assumption that the Renminbi will appreciate at a fixed monthly rate, equivalent to the annual change in the exchange rate projected by the International Monetary Fund.

The discount rate applied is derived based on China’s on-shore swap rates.

For the year ended December 31, 2007, we recorded a gain on change in fair value of the derivative of $854,214 included in the line item “Gain on change in fair value of derivative” in the consolidated statements of operations. A 1% increase in the exchange forward rate utilized would have increased this gain by approximately $8,542. A 1 percent change in the discount rate applied would have increase or decrease this gain by approximately $69,436 and $76,624, respectively.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2005		2006		2007
	(in thousands, except for percentages)

Net revenues	$27,275	100.0%	$114,500	100.0%	$301,819	100.0%
Cost of revenues	20,986	76.9	84,450	73.8	234,191	77.6

Gross profit	6,289	23.1	30,050	26.2	67,628	22.4
Operating expenses:
Selling expenses	521	1.9	2,571	2.2	11,019	3.7
General and administrative expenses	1,375	5.0	8,656	7.5	17,817	5.9
Research and development expenses	122	0.5	1,903	1.7	2,805	0.9

Total operating expenses	2,018	7.4	13,130	11.5	31,641	10.5
Income from continuing operations	4,271	15.7	16,920	14.8	35,987	11.9
Foreign exchange loss	—	—	—	—	1,999	0.6
Interest expense	470	1.7	2,137	1.8	7,551	2.5
Interest income	16	0.1	261	0.2	4,810	1.6
Gain on change in fair value of derivative	—	—	—	—	854	0.3
Other (expense) income	(27)	(0.1)	(82)	(0.1)	1,554	0.5

Income before income taxes	3,790	14.0	14,962	13.1	33,655	11.2
Income tax (expense) benefit	(570)	(2.1)	(1,788)	(1.6)	1,707	0.5
Net income from continuing operations	3,220	11.8	13,174	11.5	35,362	11.7
Net income (loss) from discontinued operations	91	0.3	(753)	(0.7)	368	0.1

Net income	$3,311	12.1%	$12,421	10.8%	$35,730	11.8%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Revenues. Our total net revenues increased by $187.3 million, or 163.6%, from $114.5 million in 2006 to $301.8 million in 2007. Our net revenues increased due to an increase in the volume of the solar modules we sold. The volume of the solar modules we sold increased from 27.4 MW in 2006 to 75.9 MW in 2007 due to an increase in sales, particularly in markets such as Spain and Italy, as well the expansion of our manufacturing capacity. However, our average selling price decreased from $3.98 per watt in 2006 to $3.80 per watt in 2007, due to slower demand for solar modules in the first half of 2007 relative to the faster global solar module production capacity expansion.

Cost of Revenues. Our cost of revenues increased by $149.7 million, or 177.2%, from $84.5 million in 2006 to $234.2 million in 2007. Our cost of revenues increased primarily due to increases in expenditures in raw materials as a result of the rapid expansion of our solar module business. The increase in our cost of revenues was also impacted by the rising prices of silicon raw materials due to the industry-wide shortage of polysilicon, partially offset by the reduction in cost as a result of our vertical integration, such as ramping up our cell production lines in April 2007. Moreover, we experienced an increase in depreciation costs due to the expanding of ingot, wafer and cell manufacturing equipment in 2007. As a percentage of our total net revenues, our cost of revenues increased from 73.8% to 77.6% during the same periods.

Gross Profit. As a result of the foregoing, our gross profit in 2007 increased by $37.6 million to $67.6 million, from $30.0 million in 2006. Our gross margin decreased from 26.2% to 22.4% during the same periods.

Operating Expenses. Our operating expenses increased by $18.5 million, from $13.1 million in 2006 to $31.6 million in 2007. The increase in operating expenses was due to increases in selling expenses, general and administrative expenses and research and development expenses. As a percentage of total net revenues, operating expenses decreased from 11.5% in 2006 to 10.5% in 2007. Share-based compensation expenses allocated to our selling expenses, general and administrative expenses and research and development expenses in 2007 were $0.4 million, $1.2 million and $0.1 million, respectively, based on the department where such employees worked at the time of the grant.

Selling Expenses. Our selling expenses increased by $8.4 million from $2.6 million in 2006 to $11.0 million in 2007, due primarily to an increase in warranty provision for solar modules as a result of significant increases in the volume of solar modules, as well as out-bound freight costs. Other selling expenses increased due to costs, such as increased marketing efforts and overseas expansion, associated with growing our solar module business. Selling expenses as a percentage of net revenues also increased from 2.2% to 3.7%.

General and Administrative Expenses. Our general and administrative expenses increased by $9.1 million, from $8.7 million in 2006 to $17.8 million in 2007. The increase in general and administrative expenses was due to increased salaries and benefits, compliance related consulting and professional fees, as well as share-based compensation expenses for restricted share grants to our personnel. Other general and administrative expenses increased due to the expansion of our solar module business.

Research and Development Expenses. Research and development expenses increased from $1.9 million to $2.8 million between 2006 and 2007, primarily due our investment in solar cell technology in preparation for ramping up our solar cell production in April 2007, as well as our investment in the development of multicrystalline technology as we expanded our product offerings in November 2007. The increase was also due to the incurrence of share-based compensation expenses for restricted share grants to our personnel.

Exchange Gain and Loss. We incurred exchange losses of $2.0 million in 2007, compared to no gain or loss in 2006. Because the functional currency of our PRC operating subsidiaries was the RMB, transactions that were denominated in currencies other than in RMB were recorded in RMB at the prevailing exchange rates when the transactions occur. We translated monetary assets and liabilities denominated in other currencies into RMB at the exchange rates in effect at each balance sheet date. We recorded these exchange gains and losses in the statements of operations. Appreciation of the RMB in 2007 against those currencies used in transactions during 2007 resulted in our recording of an exchange loss.

Interest Expenses. Our interest expenses increased by $5.5 million, from $2.1 million in 2006 to $7.6 million in 2007. Our interest expenses increased mainly due to increased short-term borrowings.

Gain on the change in fair value of derivative. In 2007, we had a gain on the change in fair value of derivative of $0.8 million, reflecting the change in the fair value of an embedded foreign currency derivative in one of our long-term silicon supply contracts. See“—Critical Accounting Policies—Derivative Financial Instruments” for more details.

Income Tax Expenses. Our income tax expenses decreased by $3.5 million, from income tax expense of $1.8 million in 2006 to income tax benefit of $1.7 million in 2007. Our income tax expenses decreased primarily due to benefit of tax holiday due to export sales and a tax credit of $2.9 million in 2007 for purchasing certain domestic-produced equipment.

Net Income from Continuing Operations. Net income from our continuing operations increased significantly between 2006 and 2007, from $13.2 million to $35.4 million. Net margin from our continuing operations increased from 11.5% in 2006 to 11.7% in 2007.

Net Income from Discontinued Operations. We had a net loss of $753,277 and a net income of $367,916 from our discontinued aluminum sidings business in 2006 and 2007, respectively, as we wound down such business.

Net Income. As a result of the foregoing, our net income increased significantly, from $12.4 million in 2006 to $35.7 million in 2007, representing an increase of $23.3 million. As a result of the foregoing, our net margin increased from 10.8% in 2006 to 11.8% in 2007.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenues. Our total net revenues increased by $87.2 million, or 319.8%, from $27.3 million in 2005 to $114.5 million in 2006. Our net revenues increased due to an increase in the volume of the solar modules we sold. The volume of the solar modules we sold increased from 6.8 MW in 2005 to 27.4 MW in 2006 due to the increase in sales, as well as the expansion of our manufacturing capacity. In addition, our average selling price decreased from $4.02 per watt in 2005 to $3.98 per watt in 2006, reflecting the prevailing market trend of declining average selling price.

We did not generate any system integration revenues in 2005 and recorded net revenues of $162,367 in 2006 from our system integration business in Zhejiang province, China.

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

We did not incur any cost of revenues attributable to our system integration business in 2005 and recorded cost of revenues of $158,090 in 2006 attributable to our system integration business in Zhejiang province, China.

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

General and Administrative Expenses. Our general and administrative expenses increased by $7.3 million, from $1.4 million in 2005 to $8.7 million in 2006. The increase was due in part to charges of a total amount of $2.2 million that were made in 2006 resulting from failures of three of our suppliers to deliver goods as specified in the contracts and to reimburse us for our advance payment due to such suppliers’ own financial difficulties. These suppliers are not related parties to us. We have not made any other prepayments to the suppliers, and we do not intend to use these suppliers until these disputes have been settled. Any future use of the suppliers will be subject to modified contracts or credit terms. We do not expect similar charges to be a regular occurrence in our ongoing operations. Other than the $2.2 million charges and charges related to the suppliers who refused to accept the return, we have not recorded any additional valuation allowance against our advances to supplier balance of $34.6 million as of December 31, 2006. The increase in general and administrative expenses was also partially attributable to share-based compensation expenses, as well as accruals of audit and legal fees and bonuses to employees. Other general and administrative expenses increased due to the expansion of our solar module business.

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

Cash Flows and Working Capital

We have financed our operations primarily through short-term and long-term borrowings, proceeds from public offerings and, to a lesser extent, cash generated from operations. As of December 31, 2005, 2006 and 2007, we had $1.2 million, $93.4 million and $59.7 million, respectively, in cash and cash equivalents and $11.6 million, $76.5 million and $171.8 million, respectively, in outstanding borrowings. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. We had total bank facilities of $17.3 million, $87.1 million and $256.0 million with various banks, of which $11.6 million, $76.5 million and $171.8 million were drawn down and $5.7 million, $10.6 million and $84.2 million were available as of December 31, 2005, 2006 and 2007, respectively.

We had short-term and long-term borrowings due within one year of $6.6 million, $71.4 million and $163.6 million as of December 31, 2005, 2006 and 2007. Our short-term borrowings outstanding as of December 31, 2005, 2006 and 2007 bore an average interest rate of 6.10%, 6.10% and 6.76%, respectively. In connection with most of our short-term borrowings, we have either sought guarantees by third parties or granted security interests over significant amounts of our assets. With respect to encumbrances, as of December 31, 2007, we pledged our equipment of a total appraised value of RMB884.4 million ($121.2 million) to secure repayment of our borrowings of RMB338.3 million ($46.4 million) and our raw materials of a total appraised value of RMB140.0 million ($19.2 million) to secure repayment of our borrowings of RMB70.0 million ($9.6 million). As of December 31, 2007, we mortgaged 51,746.7 square meters of our facilities to secure repayment of our borrowings of RMB34.0 million ($4.7 million). In 2008, we entered into additional short-term loan contracts, most of which are either guaranteed or secured by mortgage of real property, equipment or raw materials.

We had $5.0 million, $5.1 million and $8.2 million of long-term borrowings as of December 31, 2005, 2006 and 2007, respectively. The term loans as of December 31, 2005 and 2006, which were guaranteed by Changzhou Fulai Property Development Co., Ltd., a related party, were repaid in advance in August 2007 in order to better structure our loan facilities. Each of the repaid term loans bore an interest rate of 6.91% per annum. The two long-term loans as of December 31, 2007 totaled RMB60.0 million ($8.2 million) and will expire on September 22, 2010 and October 31, 2010, respectively, and are secured by a pledge of production equipment of Trina China. During 2007, the average interest rate for these term loans was 7.097% per annum. In 2008, we entered into a long-term loan agreement of RMB 40.0 million ($5.5 million) that is secured by our facilities. We have historically been able to repay our total borrowings as they became due mostly from capital contributions from our shareholders and proceeds from short-term and long-term borrowings. We may also seek additional debt or equity financing to repay the remaining portion of our borrowings. As we continue to ramp up our current and planned operations in order to complete our vertical integration and expansion strategies, we also expect to generate cash from our expanded operations to repay a portion of our borrowings.

We have significant working capital commitments because suppliers of polysilicon and reclaimable silicon raw materials require us to make prepayments in advance of shipment. Due to the industry-wide shortage of polysilicon, working capital and access to financings to allow for the purchase of silicon raw materials are critical to growing our business. Our prepayments to suppliers are recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as long-term silicon procurement advances on our consolidated balance sheets, if they represent the portion expected to be utilized after 12 months. In 2007, we had long-term silicon procurement advances of $53.7 million, compared to none the previous year, due to the significant growth of our solar module business. We also had advances to suppliers of $43.0 million in 2007, an increase of $9.0 million from 2006. We make prepayments without receiving collateral. As a result, our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of these suppliers in the event of their insolvency or bankruptcy. Going forward, we expect advances to suppliers to increase as we further expand our manufacturing capacity and as we purchase a higher percentage of polysilicon and silicon wafers using multi-year, fixed price supply agreements, which require us to make longer-term prepayments and long-term loans. In addition, we also have significant capital expenditures as we as expand our existing capacity in each segment of our value chain. See “—Capital Expenditures.”

We expect that our accounts receivable and inventories, two of the principal components of our current assets, will continue to increase as our net revenues increase. We require prepayments from some customers, depending on the credit status of the customers, market demand and the term of the contracts. We also allow some of our customers to pay all or a major portion of the purchase price by letters of credit. Until the letters of credit are drawn in accordance with their terms, the amount earned is recorded as accounts receivable. Because of the prepayment and the letters of credit payment requirements that we impose on our customers, our allowance for doubtful accounts has not been significant with respect to our solar module business.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)
Net cash used in operating activities	$(7,977)	$(54,000)	$(59,477)
Net cash used in investing activities	(8,323)	(46,556)	(225,284)
Net cash provided by financing activities	13,868	190,968	249,899
Effect of exchange rate changes	261	1,744	1,178

Net increase (decrease) in cash and cash equivalents	(2,171)	92,156	(33,684)
Cash and cash equivalents at the beginning of the year	3,395	1,224	93,380

Cash and cash equivalents at the end of the year	$1,224	$93,380	$59,696

Net cash used in operating activities amounted to $59.5 million in 2007 compared with $54.0 million in 2006. The net cash used in operating activities was primarily due to an increase in accounts receivable as we increased our sales, and increases in advances to suppliers and inventories due to increases in volumes of silicon raw material purchased, partially offset by an increase in the cash provided by the sale of our products and an increase in accounts payable due to increases in the purchases of consumables and other non-polysilicon raw materials and increased payment periods in connection with those purchases. Net cash used in operating activities in 2006 was $54.0 million, compared to $8.0 million in 2005. The net cash used in operating activities in 2006 was mainly a result of a significant increase in advances to suppliers and inventories primarily due to increases in volumes of silicon raw materials purchased, partially offset by a positive net income and an increase in accounts payable. The net cash used in operating activities in 2005 was mainly a result of significant increases in accounts receivable and inventories primarily due to increases in prices and volumes of silicon raw materials purchased, offset by an increase in accounts payable.

Net cash used in investing activities amounted to $225.3 million in 2007, primarily as a result of production capacity expansion, comprised mainly of purchases of cell, multicrystalline ingot and wafer production equipment. Net cash used in investing activities also included advances for long-term silicon procurement of $53.7 million and a significant increase in restricted cash. Net cash used in investing activities increased from $8.3 million in 2005 to $46.6 million in 2006, primarily as a result of an increase in property, plant and equipment expenditures, comprised mainly of purchases of wafer sawing machines related to the beginning of our production of silicon wafers in February 2006, and the continuing expansion of our other manufacturing facilities. Net cash used in investing activities in 2006 also included an increase in restricted cash, which includes cash pledged to banks to secure our notes payable and letter of credit facilities.

Net cash provided by financing activities amounted to $249.9 million in 2007, which consisted primarily of net proceeds received from our follow-on public offering completed in June 2007. Net cash provided by financing activities amounted to $191.0 million in 2006, which consisted primarily of net proceeds received from our initial public offering. Net cash provided by financing activities amounted to $13.9 million in 2005, consisting of proceeds received from short-term and long-term borrowings and subscriptions for our shares.

For a discussion on the ability of our subsidiaries to transfer funds to our company, and the impact this has on our ability to meet our cash obligations, see “Item 3. Key Information—D. Risk Factors—We rely on dividends paid by our subsidiary for our cash needs,” and “Item 3. Key Information—D. Risk Factors—The dividends we receive from our PRC subsidiary and our global income may be subject to PRC tax under the new EIT law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC ‘resident enterprise.’”

Capital Expenditures

We had capital expenditures of $7.7 million, $41.4 million and $127.3 million in 2005, 2006 and 2007, respectively. Our capital expenditures were used primarily to purchase equipment for the production of ingots, wafers, cells and modules. We expect our capital expenditures to increase in the future as we expand our solar module business. We estimate that our capital expenditures in 2008 will be approximately $200 million for manufacturing capacity expansion. We estimate that our capital expenditures in 2009 will be approximately $250 million for manufacturing capacity expansion. As of December 31, 2007, we had an annual module manufacturing capacity of 150 MW. We expect to increase our total annual production capacity from ingots to solar modules to 350 MW by the end of 2008 and to 600 MW by the end of 2009.

Our current cash and cash equivalents, anticipated cash flow from operations and proceeds from our public offering in June 2007 and bank borrowings may not be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the next 12 months. We may require financing to fund our expansion plains, including issuing additional equity securities, debt securities and/or borrowing from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or the FASB, released FAS 157, Fair Value Measurement, or FAS 157. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements and the FASB had previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, FAS 157 does not require any new fair value measurements. FAS157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are in the process of assessing the impact of the adoption of FAS 157 on our financial position or results of operations. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157”, or FSP 157-2 , to partially defer FASB Statement No. 157. FSP 157-2 defers the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. We are currently evaluating the impact of adopting the provisions of FSP 157-2.

In February 2007, the FASB released FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, or FAS 159. FAS 159 permits entities to choose to measure certain financial instruments at fair value to expand the use of fair value measurement and improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are in the process of assessing the impact of the adoption of FAS 159 on our financial position or results of operations.

In December 2007, the FASB released FAS 141R (revised in 2007), Business Combinations, or FAS 141R. FAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date.

In December 2007, the FASB released FAS 160, Non-controlling Interests in Consolidated Financial Statements an amendment of ARB No. 51. This Statement applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. We are in the process of assessing the impact of the adoption of FAS 160 on our financial statements.

In March 2008, the FASB issued SFAS No. 161,” Disclosures About Derivative Instruments and Hedging Activities,” an amendment of FASB Statement No.133, or SFAS 161. SFAS 161 requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. Statement 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently assessing the potential impact of SFAS 161 on our financial statements.

In April 2008, the FASB issued FASB Staff Position (FSP) No. 142-3, "Determining the Useful Life of Intangible Assets" (FSP 142-3). FSP 142-3 amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure such asset’s fair value. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We are currently assessing the potential impact, if any, of FSP 142-3 on our financial statements.

C.	Research and Development

We focus our research and development efforts towards improving our ingot, wafer, solar cell and solar module manufacturing capabilities. We seek to reduce manufacturing costs and improve the performance of our products. As of December 31, 2007, our research and development staff consisted of 41 employees. In addition, some of our manufacturing employees regularly participate in our research and development programs.

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

Our research efforts are currently focused on our four main product areas, namely ingots, wafers, solar cells and solar modules. We seek to maximize our silicon usage, as well as use a significant proportion of reclaimable silicon raw materials, in the production of ingots. In the first quarter of 2008, our average silicon usage was approximately 7.5 grams per watt. We also seek to increase the size of the ingots we produce. We are working towards the production, on a trial basis, of silicon wafers with a width of 156 millimeters, from 125 millimeters currently, sliced from larger ingots. Currently, we slice monocrystalline wafers to a 180 micron thickness, and multicrystalline wafers to a 200 micron thickness. We are exploring ways to reduce the thickness of our monocrystalline and multicrystalline wafers to a 160 micron and 180 micron thickness, respectively, by the end of 2008. For the assembly of modules, our research and development team works closely with our manufacturing team and customers to improve our solar module and system designs, including integrating construction elements with our modules for use in system integration projects that require our modules to be built for certain applications, such as roof tiles and glass panels. We hope to increase the power output of our solar modules to 240 W by 2008, as well as to reduce the number of solar cells within a module.

As we expand into solar cell manufacturing, we are developing the process technology to make full use of the conversion efficiency advantages of monocrystalline silicon over other solar power technologies, while simultaneously reducing the manufacturing costs. We achieved average conversion efficiencies of 16.6% in monocrystalline and 15.3% in multicrystalline in 2007, and plan to increase the average efficiencies to 17.0% in monocrystalline and 15.6% in multicrystalline by the end of 2008. We have a team of nine employees dedicated to the development and implementation of this process technology. We also plan to make additional efforts to realize the technical and cost synergies of having in-house vertically integrated manufacturing capabilities.

In each of the three years ended December 31, 2005, 2006 and 2007, our research and development expenditures were $121,594, $1.9 million and $2.8 million, representing 0.4%, 1.7% and 0.9% of our total revenues for 2005, 2006 and 2007, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2007:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations	$8,214	$—	$8,214	—	—
Purchase obligations(1)	778,589	245,866	217,606	200,521	114,596
Other long-term liabilities reflected on the company’s balance sheet(2)	4,486	—	—	—	4,486

Total	$791,289	$245,866	$225,820	$200,521	$119,082

(1)	Includes $441.8 million in total raw material commitments, which are subject to contractual price adjustment clauses in the procurement contracts.

(2)	Consists of accrued warranty costs for solar modules.

In addition to the contractual obligations and commercial commitments set forth above, we entered into short-term borrowings in the aggregate amount of $159.0 million and long-term borrowings in the aggregate amount of $5.5 million in the first five months of 2008. As of May 31, 2008, $322.8 million in short-term borrowings and $13.7 million in long-term borrowings was outstanding.

Since December 31, 2007, we have entered into substantial commitments for future purchases of raw materials, including reclaimable silicon raw materials and polysilicon. See “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Overview—Availability and Price of Reclaimable Silicon Raw Materials and Polysilicon” and “Item 4. Information on the Company—Business Overview—Silicon Raw Material Supplies” for more information about our future commitments to purchase raw materials.

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform.

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

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jifan Gao	43	Chairman and Chief Executive Officer
Liping Qiu	43	Director
Jianwei Shi	50	Director
Jerome Corcoran	58	Independent Director
Junfeng Li	52	Independent Director
Peter Mak	46	Independent Director
Qian Zhao	39	Independent Director
Sean Shao	51	Chief Financial Officer
Sean Hsiyuan Tzou	51	Chief Operating Officer
Arturo Herrero	36	Vice President of Sales and Marketing
Andrew Klump	31	Vice President of Business Development
Terry Wang	48	Senior Vice President of Finance
Chunyan Wu	39	Vice President of System Integration
Chen Chung Yu	43	Vice President of Manufacturing
Yu Zhu	33	Vice President of Procurement
Ting Cheong Ang	35	Head of Technology Development
Diming Qiu	67	Head of Technology Committee

Directors

Mr. Jifan Gao founded our company in 1998. He has been our chairman and chief executive officer since January 1998. From August 2001 to October 2006, Mr. Gao served as the chairman of Changzhou Tianhe Investment Co., Ltd., a Chinese company that invests in new energy technologies, and he served as the chairman of Changzhou Tianhe New Energy Institute Co., Ltd., a Chinese company that is engaged in R&D and consulting services for new energy technologies, from May 2003 to October 2006. Mr. Gao also served as the vice chairman of Changzhou Minsheng Financing Guarantee Co., Ltd, a Chinese company that provides guarantee, investment and consulting services, from June 2004 to October 2006. Prior to founding our company, Mr. Gao was the founder and the head of Wujin Xiehe Fine Chemical Factory, a Chinese company that manufactures detergents for metal surfaces, from 1992 through 1997. From 1989 to 1992, Mr. Gao was one of the co-founders and the head of Guangdong Shunde Fuyou Detergent Factory. Mr. Gao also serves as the vice chairman of the Solar Power Construction Committee of the China Renewable Energy Society and as the standing vice chairman of the New Energy Chamber of Commerce of the All-China Federation of Industry and Commerce. Mr. Gao has published and presented several articles and papers in solar power related magazines and conferences. Mr. Gao received his master’s degree in physical chemistry from Jilin University in 1988 and his bachelor’s degree in chemistry from Nanjing University in 1985. Mr. Gao’s wife is Ms. Chunyan Wu, our vice president of system integration.

Mr. Liping Qiu has been a director of our company since May 2006. He is a founding partner and director of Milestone Capital, a China-focused private equity investment company, and the general partner of Milestone China Opportunities Fund I and II, L.P, Cayman Islands limited partnerships that invest primarily in high-growth Chinese companies, since 2002. Mr. Qiu is a director of Beijing Dehaier Medical Technology, a portfolio company of Milestone Capital that engages in medical equipment manufacturing and service. In 2001, Mr. Qiu was Bear Stearns’s Beijing Office Representative, responsible for investment banking operations in China. From 1997 to 2000, Mr. Qiu was an analyst at Merrill Lynch’s direct investment group and corporate finance group, and, from 1998 to 2000, he served as the chief financial officer of Tianrun Crankshaft Co., Ltd., an independent

Chinese crankshaft manufacturer. Mr. Qiu received his bachelor’s degree and master’s degree in engineering from the National University of Defense Technology of China in 1984 and 1986, respectively.

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

Mr. Junfeng Li has been a director of our company since November 2007. Mr. Junfeng Li is the Vice Chair of China’s Renewable Energy Society and the Deputy Director General of the Energy Research Institute (ERI) of the National Development and Reform Commission in Beijing. He also serves as the Chair of ERI’s Academic Committee, and as a Coordinator of the Renewable Energy and Energy Efficiency Partnership in East Asia. During China’s 10th Five-Year Plan (2001-05), Mr. Li facilitated implementation of a national technology development program for wind and solar and chaired the government’s Sustainable Energy Task Force. Mr. Li was also the lead author for China’s 2005 Renewable Energy Law, and has worked on renewable energy project development with the World Bank, Global Environment Facility, and the United Nations Development Programme. Mr. Li received his bachelor’s degree in electronic engineering from Shandong University of Science and Technology in 1982.

Mr. Peter Mak has been an independent director and audit committee chairman of our company since December 18, 2006. Mr. Mak is the managing director of Venfund Investment, a boutique investment banking firm specializing in cross-border mergers and acquisitions, corporate restructuring and international financial advisory services for clients in China, which he co-founded in late 2001. Prior to that, Mr. Mak spent 17 years at Arthur Andersen Worldwide. He was a partner at Arthur Andersen Worldwide and the managing partner of Arthur Andersen Southern China. Mr. Mak also serves as an independent director and audit committee chairman of China GrenTech Corp. Ltd. and China Security & Surveillance Technology, Inc., both listed in the United States; Dragon Pharmaceutical Inc. and Network CN Inc., both OTC Bulletin Board-quoted companies; Gemdale Industries Inc., listed in China; and Huabao International Holdings Ltd., China Dongxiang (Group) Co., Ltd. and Pou Sheng International (Holdings) Limited, all listed in Hong Kong. Mr. Mak is also a non-executive director of Bright World Precision Machinery Ltd., listed in Singapore, and Vinda International Holdings Ltd., listed in Hong Kong. Mr. Mak is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He received his accounting degree from the Hong Kong Polytechnic University in 1985.

Mr. Qian Zhao has been an independent director of our company since May 18, 2007. Mr. Zhao is a founding partner of CXC China Sustainable Growth Fund, a private equity fund that makes investments in China-based companies. He is also a managing director of CXC Captial, Inc. which is the management company of CXC China Sustainable Growth Fund. Mr. Zhao co-founded Haiwen & Partners, a preeminent China corporate finance law firm in Beijing, and was a senior partner of the law firm. He worked in Sullivan & Cromwell LLP’s New York office from 1996 to 2000, and Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates’ Beijing office from 2000 to 2003. He is admitted to practice law in both China and New York. Mr. Zhao received his J.D. degree from New York University School of Law in 1997 and his LL.B from University of International Business & Economics, Beijing in 1990.

Executive Officers

Mr. Sean Shao has served as our chief financial officer since August 20061. Mr. Shao was the chief financial officer of ChinaEdu Corporation, a Chinese educational service provider, from September 2005 to August 2006. Mr. Shao was the chief financial officer of Watchdata Technologies Ltd., a Chinese security software company, from August 2004 to September 2005. He was previously a senior manager at Deloitte Touche Tohmatsu CPA Ltd., Beijing from October 1998 to July 2004 and an assistant manager at Deloitte & Touche Toronto from December 1994 to November 1997. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is an associate member of the American Institute of Certified Public Accountants and the Canadian Institute of Certified Public Accountants.

Mr. Sean Hsiyuan Tzou has been our chief operating officer since March 2007. Prior to joining us, Mr. Tzou was the Corporate Vice President in charge of Asia-pacific Services in Solectron Corporation, a leading electronic manufacturing services company headquartered in the United States. Mr. Tzou has more than 20 years of experience in product development, strategic planning, supply chain management and operations management both in China and the United States. Mr. Tzou received his bachelor’s degree in science of industrial engineering from Tunghai University in 1978 and received his master’s degree in science of industrial engineering from University of Texas at Arlington in 1983.

Mr. Arturo Herrero has been our vice president of sales and marketing since August 2007 and has been with our company since September 2006. From 2002 to 2006, Mr. Herrero was the global procurement manager for BP Solar, first as a global procurement manager for solar power systems and then as a global procurement manager for strategic raw materials. From 2000 to 2002, he was a marketing and sales manager at BP Oil. Before that, he was the logistics director advisor of Amcor Flexible, a company that is engaged in flexible packaging, from 1998 through 2000, and he was a planning manager at Nabisco from 1996 to 1998. Mr. Herrero received his degree in economics and business administration from the University of Pompeu Fabra in 1996, his degree in electrical engineering from Polytechnics University of Catalonia in 1996 and his master’s degree in marketing in 2001 from Instituto Superior de Marketing.

Mr. Andrew Klump has been vice president of business development since August 2007 and has been with our company since August 2006. Prior to joining us, Mr. Klump was in charge of sales, marketing and distribution at Shera International Ltd., a Chinese contract manufacturer that serves the financial services industry. In 2005, Mr. Klump worked as a strategic planning manager for Philip Morris (China) Management Co. Ltd., a subsidiary of Philip Morris International. From 2003 to 2004, he was a business development manager at Dell (China) Company Limited, managing a countrywide sales team for Dell’s multinational client segment. Mr. Klump received his bachelor’s degree in economics from Northwestern University in 1998 and his MBA degree from Harvard Business School in 2003.

Mr. Terry Wang has served as our senior vice president of finance since January 20082. Prior to joining us, Mr. Wang served as the executive vice president of finance of Spreadtrum Communications, Inc., a fabless semiconductor company listed on NASDAQ, from 2004 to 2007. Before that, Mr. Wang was on various senior financial management positions in public and private companies in Silicon Valley of the United States from 1998 to 2004, including as a controller at Chippac, Inc. from 1998 to 2001. Mr. Wang received his MBA in Finance degree from the University of Wisconsin at Madison in 1994 and received his master’s degree in economics and bachelor’s degree in business administration from Fudan University in 1985 and 1982, respectively. Mr. Wang is a Certified Management Accountant (CMA) and Certified in Financial Management (CFM).

Ms. Chunyan Wu has served as our vice president of system integration since August 2007 and has been in charge of our sales and marketing and business development since January 1998. Ms. Wu had been a director of our company before she resigned in December 2006. Ms. Wu is one of our original founders and has been with

[1]	Effective June 29, 2008, Mr. Shao will resign as our chief financial officer.
[2]	Effective upon Mr. Shao’s resignation, Mr. Wang will be appointed as our chief financial officer.

our company since it was founded. She has over five years of experience in several aspects of our business, including the development of solar power stations in Tibet and the development of our solar module business in the European markets. Ms. Wu also served as manager for our procurement department and vice president of sales and marketing prior to assuming her current role as our vice president of system integration. Ms. Wu is the wife of Mr. Jifan Gao, our chairman and chief executive officer.

Mr. Chen Chung Yu has been our vice president of manufacturing since May 2007. Prior to joining us, he was the managing director of Wuxi Lite-On Technology Ltd., an LED company in China, from June 2006 to May 2007. From April 2005 to June 2006, he served as a director of manufacturing at 1st Silicon Sdn. Bhd, a semiconductor wafer foundry company in Malaysia. From September 1991 to March 2005, he worked at Macronix International Ltd., a semiconductor integrated device manufacturer in Taiwan as a department manager in the operation/business management center. Mr. Yu received his master’s degree in industrial engineering and management from National Chiao Tung University in Taiwan in 2003 and his bachelor’s degree in chemical engineering from Tunghai University in Taiwan in 1989.

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

Mr. Ting Cheong Ang has been the head of technology development since January 2008 and has been with our company since April, 2007. Prior to joining us, Mr. Ang was an assistant technology director in Semiconductor Manufacturing International Corporation, one of the leading semiconductor foundries in the world, from May 2002 to January 2007. Mr. Ang received his bachelor’s degree and master’s degree in electrical & electronic engineering from Nanyang Technological University (NTU) in 1997 and 1999, respectively.

Mr. Diming Qiu has been the head of our technology committee since January 2006 and has been with our company since June 2002. Prior to joining us, Mr. Qiu was the principal engineer and the deputy manager of Yunnan Semiconductor Device Factory, a Chinese company that engages in the manufacturing of semiconductor and solar power products. In the 1980s, he was involved in the construction of the first vertically-integrated solar power product production line in China. In 2004, Mr. Qiu was in charge of research on the integration of solar power components with construction elements, which was sponsored by the PRC’s Ministry of Science and Technology. Mr. Qiu received his bachelor’s degree in physics from Sichuan University in 1965.

B.	Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2007, the aggregate cash compensation that we paid to directors and executive officers was $1,495,795.

No executive officer is entitled to any severance benefits upon termination of his or her employment with us.

2006 Share Incentive Plan

In July 2006, our board of directors adopted a 2006 share incentive plan to link the personal interests of our board members, employees and consultants to those of our shareholders by providing them with an incentive to generate superior returns for our shareholders, as well as to provide us with the flexibility to motivate, attract and retain the services of these individuals upon whose judgment, interest and special effort the successful conduct of our operations is dependent. Our 2006 share incentive plan was amended by our board of directors in February 2007 to improve the number of shares reserved for issuance under the 2006 share incentive plan from 52,631,579 shares to 102,718,350 shares. Such amendment was approved by our shareholders on June 27, 2007. The following paragraphs describe the principal terms of our 2006 share incentive plan.

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

Restricted Shares

As of June 15, 2008, our directors, officers, employees and consultants hold an aggregate of 62,332,027 restricted shares in our company. The following paragraphs describe the principal terms of our restricted shares.

Restricted Share Award Agreement. Restricted shares issued under our 2006 share incentive plan will be evidenced by a restricted share award agreement that contains, among other things, provisions concerning the purchase price for the shares, if any, vesting and repurchase by us upon termination of employment or consulting arrangement, as determined by our compensation committee.

Vesting Schedule. Restricted shares granted under our 2006 share incentive plan vest over a five-year period following a specified grant date, with the exception of restricted shares granted to our independent directors, which vest over a three-year period. Subject to certain exceptions, our restricted share vest on a yearly basis. For restricted shares granted prior to April 11, 2008, typically, twenty percent of the restricted shares shall vest at the first anniversary of the grant date and the remaining eighty percent shall vest at the second, third, fourth and fifth anniversary of the grant date. For restricted shares granted on or after April 11, 2008, 15%, 15%, 20%, 25% and 25% of the restricted shares shall vest at the first, second, third, fourth and fifth anniversary of the grant date, respectively. These vesting schedules are subject to the grantee continuing to be an employee on each vesting date. Restricted shares also fully vest upon termination of service due to death or disability.

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

The following table summarizes, as of June 15, 2008, the outstanding restricted shares held by our directors and executive officers and other individuals as a group pursuant to the 2006 share incentive plan.

Directors and Executive Officers	Restricted Shares Held	Purchase Price ($ per share)	Date of Grant	End of Vesting Period
Jifan Gao	*	0.00001	April 11, 2008	April 11, 2013
Liping Qiu	*	0.00001	July 24, 2006	July 24, 2011
Jerome Corcoran	*	0.00001	January 1, 2007/ October 1, 2007	January 1, 2010/ October 1, 2007
Junfeng Li	*	0.00001	November 9, 2007	November 9, 2010
Peter Mak	*	0.00001	January 1, 2007/ October 1, 2007	January 1, 2010
Qian Zhao	*	0.00001	October 1, 2007	May 18, 2010
Sean Shao	*	0.00001	August 10, 2006	June 29, 2008
Sean Hsiyuan Tzou	*	0.00001	August 15, 2007/ April 11, 2008	August 15, 2012/ April 11, 2013
Arturo Herrero	*	0.00001	July 24, 2006/ October 1, 2007/ April 11, 2008	July 24, 2011/ October 1, 2012/ April 11, 2013
Andrew Klump	*	0.00001	July 24, 2006/ April 11, 2008	July 24, 2011/ April 11, 2013
Terry Wang	*	0.00001	January 28, 2008	January 28, 2013
Chunyan Wu	*	0.00001	July 24, 2006/ April 11, 2008	July 24, 2011/ April 11, 2013
Chen Chung Yu	*	0.00001	August 15, 2007/ April 11, 2008	August 15, 2012/ April 11, 2013
Yu Zhu	*	0.00001	July 24, 2006/ April 11, 2008	July 24, 2011/ April 11, 2013
Ting Cheong Ang	*	0.00001	October 1, 2007/ April 11, 2008	October 1, 2012/ April 11, 2013
Diming Qiu	*	0.00001	July 24, 2006/ April 11, 2008	July 24, 2011/ April 11, 2013
Directors and executive officers as a group	33,914,495
Other individuals as a group	11,802,753/ 240,000 1,500,000/ 1,000,000/ 5,800,000/ 2,850,000/ 1,124,879/ 300,000/ 1,200,000/ 2,399,900 200,000	0.00001	July 24, 2006/ January 1, 2007/ August 15, 2007/ September 30,2007/ October 1, 2007/ January 1, 2008/ March 2, 2008/ March 18, 2008/ April 1, 2008/ April 11, 2008 May 23, 2008	July 24, 2011/ January 1, 2012/ August 15, 2012/ September 30,2012/ October 1, 2012/ January 1, 2013/ March 2, 2013/ March 18, 2013/ April 1, 2013/ April 11, 2013 May 23, 2013

*	Upon vesting of all restricted shares, would beneficially own 1% or less of our ordinary shares.

Share Options

Option Agreement. Options granted under our 2006 share incentive plan are evidenced by an option agreement that contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment arrangement, as determined by our board.

Vesting Schedule. Options granted under our 2006 share incentive plan generally vest over a three-year period following a specified grant date. Our options vest on a yearly basis. One-third of the options granted vest and become exercisable at the first, second and third anniversary of the grant date, subject to the optionee continuing to be an employee on each vesting date.

Option Exercise. The term of options granted under our 2006 share incentive plan may not exceed the third anniversary of each respective vesting date.

Termination of Options. Where the option agreement permits the exercise of the options that were vested before the recipient’s termination of service with us, or the recipient’s disability or death, the options will terminate to the extent not exercised or purchased on the last day of a specified period or the last day of the original term of the options, whichever occurs first. If the recipient’s termination of service with us is by reason of cause, the options will terminate concurrently with the termination of service with us.

The following table summarizes, as of June 15, 2008, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan.

Directors and Executive Officers	Ordinary Shares Underlying Outstanding Options	Exercise Price ($ per share)	Date of Grant	Final Expiration Date
Jifan Gao	*	32.55	April 11, 2008	April 11, 2013
Liping Qiu	—	—	—	—
Jerome Corcoran	—	—	—	—
Junfeng Li	—	—	—	—
Peter Mak	—	—	—	—
Qian Zhao	—	—	—	—
Sean Shao	—	—	—	—
Sean Hsiyuan Tzou	*	32.55	April 11, 2008	April 11, 2013
Arturo Herrero	*	32.55	April 11, 2008	April 11, 2013
Andrew Klump	*	32.55	April 11, 2008	April 11, 2013
Terry Wang	*	43.42	January 28, 2008	January 28, 2013
Chunyan Wu	*	32.55	April 11, 2008	April 11, 2013
Chen Chung Yu	*	32.55	April 11, 2008	April 11, 2013
Yu Zhu	*	32.55	April 11, 2008	April 11, 2013
Ting Cheong Ang	*	32.55	April 11, 2008	April 11, 2013
Diming Qiu	*	32.55	April 11, 2008	April 11, 2013
Directors and executive officers as a group	8,949,706
Other individuals as a group	565,251/ 4,824,300	34.14/ 32.55	March 2, 2008/ April 11, 2008	March 2, 2013/ April 11, 2013

*	Upon exercise of all share options, would beneficially own 1% or less of our ordinary shares.

C.	Board Practices

Board of Directors

Our board of directors consists of seven directors. Our directors are elected by the holders of our ordinary shares. At each annual general meeting, one-third of our directors are subject to re-election. The directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and does not offer himself for re-election. Any other directors to retire will be those of the other directors who are longest in office since their last re-election or appointment, or by lot should they be of the same seniority. Our directors have the power to appoint a director to fill a vacancy on our board or as an addition to the existing board. Any director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for re-election. In May 2007, Mr. Canfang Liu retired from our board and Mr. Qian Zhao was appointed as a director by our directors. In June 2007, Mr. Jifan Gao, Mr. Jianwei Shi and Mr. Qian Zhao were re-elected as directors by our shareholders during the annual general meeting. In November 2007, Mr. Sven Hansen resigned from our board and Mr. Junfeng Li was appointed as a director by our directors. On the basis of the foregoing, Mr. Liping Qiu is longest in office since his appointment. Mr. Jerome Corcoran and Mr. Peter Mak are of the same seniority. Mr. Qiu Liping, Mr. Junfeng Li and either Mr. Corcoran or Mr. Mak (provided no other director shall retire at the general meeting) shall be subject to re-election in the second annual general meeting following our initial public offering. A director may be removed by ordinary resolution passed by our shareholders before the expiration of such director’s term. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or pledged as security for any obligation of our company or of any third party.

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Mr. Jerome Corcoran, Mr. Peter Mak and Mr. Qian Zhao. Mr. Corcoran, Mr. Mak and Mr. Zhao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Both Mr. Jerome Corcoran and Mr. Peter Mak qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. Jerome Corcoran, Mr. Junfeng Li and Mr. Qian Zhao. Mr. Corcoran, Mr. Li and Mr. Zhao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and recommending to the board the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Jerome Corcoran, Mr. Junfeng Li and Mr. Peter Mak. Mr. Corcoran, Mr. Li and Mr. Mak satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

We had 532, 1,366 and 3,487 employees as of December 31, 2005, 2006 and 2007 respectively. As of December 31, 2007, we had 3,487 full-time employees, including 3,127 in manufacturing, 41 in research and development, 29 in sales and marketing and 290 in administration.

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities. We plan to hire additional employees as we expand.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of June 15, 2008 by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

	Ordinary Shares Beneficially Owned(1)(2)%
Directors and Executive Officers:
Jifan Gao(3)	244,341,376	9.54
Liping Qiu(4)	*	*
Jianwei Shi(5)	130,155,400	5.08
Jerome Corcoran	*	*
Junfeng Li	—	—
Peter Mak	*	*
Qian Zhao	*	*
Sean Shao	*	*
Sean Hsiyuan Tzou	*	*
Arturo Herrero	*	*
Andrew Klump	*	*
Terry Wang	—	—
Chunyan Wu(6)	244,341,376	9.54
Cheng Chung Yu	*	*
Yu Zhu	*	*
Ting Cheong Ang	—	—
Diming Qiu(7)	*	*
All Directors and Executive Officers as a Group(8)	385,098,720	15.04

Principal Shareholders:
Wonder World Limited(9)	242,587,083	9.49
Diamond Family Limited(10)	130,155,400	5.09
Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited(11)	136,452,242	5.34
Citadel entities(12)	135,201,400	5.29

*	The person beneficially owns less than 1% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 2,560,567,190 ordinary shares, being the number of shares outstanding as of June 15, 2008.

(3)	Includes 242,587,083 ordinary shares held by Wonder World Limited, a Cayman Islands company wholly owned by The Gao Trust, of which Mr. Gao is the settler and the sole member of the management committee, and 877,193 ordinary shares held by Ms. Wu. Mr. Gao’s business address is No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

(4)	Represents ordinary shares held by Milestone Solar Holdings I Limited, a British Virgin Islands company. Milestone Solar Holdings I Limited is controlled by Milestone Capital Management Limited, a Cayman Islands company. Mr. Qiu, a member and director of Milestone Capital Management Limited, shares the voting and investment power over the shares held by Milestone Capital Management Limited with Ms. Yunli Lou, Mr. Hamilton Ty Tang and Mr. Simon Murray. Mr. Qiu’s business address is Unit A904-905, Huixin Plaza, No. 8 Beichen Road, Beijing 100101, People’s Republic of China. Mr. Qiu disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(5)	Represents 130,155,400 ordinary shares held by Diamond Family Limited, a Cayman Islands company wholly owned by The Shi Trust, of which Mr. Shi, the settlor, and Ms. Juanhua Shi are members of the management committee. Mr. Shi’s business address is Shi Jia Village, Cun Wei, Zhu Yuan, Niu Tang Country, Wu Jin County, Jiangsu, People’s Republic of China.

(6)	Includes 242,587,083 ordinary shares held by Wonder World Limited, a Cayman Islands company wholly owned by The Gao Trust, of which Mr. Gao is the settler and the sole member of the management committee, and 877,193 ordinary shares held by Ms. Wu. Ms. Wu’s business address is No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

(7)	Represents ordinary shares held by Mr. Diming Qiu. Mr. Qiu holds 17.2% of the share of Perseverance International Investment Limited. Mr. Qiu disclaims beneficial ownership except to the extent of his pecuniary interest therein. Mr. Qiu’s business address is No. 2, Tian He Road, Electronics Park, New District, Changzhou Jiangsu 213031, People’s Republic of China.

(8)	The business address of directors and officers is No. 2, Tian He Road, Electronics Park, New District, Changzhou Jiangsu 213031, People’s Republic of China.

(9)	Wonder World Limited is a company incorporated in the Cayman Islands and wholly owned by The Gao Trust. The management committee of The Gao Trust consists of the settlor, Mr. Jifan Gao. The trustee of The Gao Trust is Merrill Lynch Bank and Trust Company (Cayman) Limited. Mr. Gao’s business address is No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

(10)	Diamond Family Limited is a company incorporated in the Cayman Islands and wholly owned by The Shi Trust. The management committee of The Shi Trust consists of the settlor, Mr. Jianwei Shi, and his wife, Ms. Juanhua Shi. The trustee of The Shi Trust is Merrill Lynch Bank and Trust Company (Cayman) Limited. Mr. Shi’s business address is Shi Jia Village, Cun Wei, Zhu Yuan, Niu Tang Country, Wu Jin County, Jiangsu, People’s Republic of China.

(11)	Good Energies II LP is a limited partnership registered in the Channel Islands and its general partner, Good Energies General Partner Jersey Limited, is a company incorporated in the Channel Islands. The address of each of Good Energies II LP and Good Energies General Partner Jersey Limited is 3rd Floor, Britannic House, 9 Hope Street, St Helier, Jersey JE2 3NS, the Channel Islands. The directors of Good Energies General Partner Jersey Limited are Mr. John Barrett, Mr. Paul Bradshaw, Mr. John Drury, Mr. Fintan Kennedy, Mr. John Hammill and Mr. Gert-Jan Pieters. Voting and investment control over securities directly owned by Good Energies II LP acting by its general partner Good Energies General Partner Jersey Limited is held by Cofra Jersey Limited, which wholly owns Good Energies General Partner Jersey Limited, and by Good Energies AG, Good Energies Inc. and Good Energies (UK) LLP, acting by its managing member Good Energies Investments Limited, which have been appointed as joint investment managers of Good Energies II LP pursuant to a management agreement with Good Energies General Partner Jersey Limited. The address of Good Energies AG is Grafenauweg 4, Zug CH 6301, Switzerland. The address of Good Energies Inc. is 277 Park Avenue, Suite A, New York, NY 10172, USA. The business address of each of Good Energies (UK) LLP and Good Energies Investments Limited is Fifth Floor 29 Farm Street, London, W1J 5RL, England.

(12)	A group, composed of Citadel Investment Group, L.L.C., Citadel Investment Group II, L.L.C., Citadel Limited Partnership, Kenneth Griffin, Citadel Holdings I LP, Citadel Holdings II LP, Citadel Advisors LLC, Citadel Equity Fund Ltd., Citadel Derivatives Group LLC, and Citadel Derivatives Trading Ltd., holds our ordinary shares. Please see the Schedule 13G filed on March 5, 2008 for information relating to these entities.

As of June 15, 2008, 2,560,567,190 of our ordinary shares were issued and outstanding. Approximately 81.91% of the issued and outstanding shares are held by the record shareholders in the United States, including 19,609,271 ADSs held by the depositary.

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

In accordance with established regulatory practice in China, the PRC shareholders, Changzhou Tianhe Investment Co., Ltd. and Changzhou Wujin Nanfang Bearing Co., Ltd., were paid not less than their investment cost in Trina China. Such amount was then contributed back to Trina China by these PRC shareholders as cash advances to finance Trina China’s operations. We repaid RMB40.7 million ($5.6 million) to the former PRC shareholders in October 2006. In October and November 2006, these shareholders remitted to us as gift an aggregate of $4.9 million. As a result, Trina will effectively have paid nominal consideration to all transferors, including both former foreign and PRC shareholders for all equity interests in Trina China.

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

Transactions with Certain Directors, Shareholders and Affiliates

Director and shareholder cash advances

As of December 31, 2005, 2006 and 2007, amounts due from related parties were $114,769, $Nil and $613,925, respectively. The amounts due from related parties in 2005 include cash advances to Changzhou Tianhe Investment Co., Ltd.(“TICL”), one of the former shareholders of Trina China, which was controlled by Mr. Jifan Gao and Mr. Jiqin Gao, our employee and the brother of Mr. Jifan Gao, Tianhe Research, a former subsidiary of Trina China, Changzhou Tianhe Electricity and Water Development, a company in which TICL was an investor, Changzhou Tianhe Exterior Walls Installation Co. Ltd., a company controlled by Ms. Chunyan Wu. The amounts due from related parties in 2007 include prepayments to Changzhou Youze S&T Co., Ltd. for purchase of wafers.

We do not expect to enter into any cash advance arrangements with related parties in the future.

Loans and guarantees

In June and July 2005, we entered into two long-term loans with Bank of Communications. These loans were guaranteed by Changzhou Fulai Property Development Co., Ltd., a related party controlled by Mr. Canfang Liu and Mr. Lai Shing Yip, two of our beneficial shareholders. We fully repaid these long-term loans in August 2007.

We had in the past entered into short-term loans with domestic banks, some of which were guaranteed by related parties, but all of which have been fully repaid. The guarantee arrangements were as follows:

•

In February, March and April 2006, Changzhou Fulai Property Development Co., Ltd. provided guarantees for our short-term borrowings with an aggregate amount of RMB110.0 million ($15.1 million), which were fully repaid.

•

In September and November 2006, Changzhou Jiuzhou Fuyuan Property Development Co., Ltd. and Changzhou Jiuzhou Plaza Property Development Co., Ltd., which are controlled by Mr. Canfang Liu, one of our beneficial shareholders, provided guarantees for our short-term facilities of RMB80.0 million ($11.0 million) and RMB60.0 million ($8.2 million), respectively. We have agreed to pay a guarantee fee of 2.0% of the loan facility amount per annum to Jiangsu Jiuzhou Investment Group Co., Ltd. based on the guarantee arrangement. These facilities have been fully repaid.

•

In September 2005, Changzhou Tianhe Investment Co., Ltd. entered into an agreement with Bank of Agriculture and us to guarantee up to RMB30.0 million ($4.1 million) for our short-term borrowings that expired in September 2007.

•

In February 2006, Changzhou Fulai Property Development Co., Ltd. entered into an agreement with Bank of Agriculture and us to guarantee up to RMB64.0 million ($8.8 million) for our short-term borrowings that expired in February 2008.

•

In May 2007, Jiangsu Jiuzhou Investment Group Co., Ltd. entered into an agreement with Agriculture Bank of China and us to guarantee up to RMB70 million ($9.6 million), $5.0 million and EUR4.0 million ($5.8 million) for our short-term borrowings, which expired in August 2007.

As of December 31, 2007, no outstanding short-term loans were guaranteed by related parties.

Some of short-term loans are guaranteed by unrelated parties. A guarantee by an unrelated party is in turn guaranteed by related parties in an arrangement called “counter-guarantee.” In December 2005, Changzhou City Hengtai Investment Guarantee Co., Ltd., an unrelated party, agreed to provide a guarantee up to RMB27.0 million ($3.7 million) for our short-term borrowings that expired by December 2007. Changzhou Tianhe Investment Co., Ltd. provided counter-guarantee against the guarantee, and Mr. Jifan Gao and Ms. Chunyan Wu also jointly and severally provided a counter-guarantee against the guarantee. Trina China granted a security interest in its property and equipment to the provider of the guarantee. In May 2006, Changzhou Hengtai Investment Guarantee Co., Ltd. provided a guarantee for our short-term borrowings of RMB30.0 million ($4.1 million). In June 2006, Changzhou Hengtai Investment Guarantee Co., Ltd. provided guarantees for our short-term borrowings of RMB50.0 million ($6.9 million) and $10.0 million ($1.4 million), which were fully repaid. In October 2006, Changzhou Hengtai Investment Guarantee Co., Ltd. provided a guarantee for our short-term borrowings of RMB50.0 million ($6.9 million). The “counter-guarantee” arrangement terminated in March 2007. In January 2008, Changzhou Hengtai Investment Guarantee Co., Ltd. provided a guarantee up to RMB90.0 million ($12.3 million) for our borrowings under a revolving credit facility agreement with Bank of China, which will expire on August 15, 2008. Mr. Jifan Gao and Ms. Chunyan Wu jointly provided a counter-guarantee against the guarantee.

In 2007, Jiangsu Jiuzhou Investment Group Co., Ltd., a company controlled by Mr. Canfang Liu provided a guarantee for certain bank loans and letter of credit of Trina China. A guarantee fee was charged at a rate of 2% per annum. We recoreded a total amount of $530,063 of guarantee expenses related to this guarantee service in the year ended December 31, 2007. All expenses were paid prior to December 31, 2007.

In 2006, we also obtained short-term financings from Changzhou Fulai Property Development Co., Ltd. and Jiangsu Jiuzhou Investment Group Co., Ltd., a company controlled by Mr. Canfang Liu. The amounts of such short-term financings were RMB8.0 million ($1.1 million), RMB18.0 million ($2.5 million) and RMB20.0 million ($2.7 million), and the terms ranged from four days to 34 days. Interest was charged at 7.2% per annum. We recorded a total amount of RMB162,680 ($22,301) in interest expense in the year ended December 31, 2006. These financings were fully repaid prior to December 31, 2006.

Purchase Contract

In December 2007, Trina China entered into a wafer purchase contract for a total price of RMB905,520 ($124,136) with Changzhou Youze S&T Co., Ltd., a company controlled by Mr. Weizhong Wu, the brother of

Ms. Chunyan Wu. The contract was for a total of 16,800 wafer pieces at a price of US$6.30 per piece. The purchase price was determined based on the current market price, and the transaction was approved by our audit committee.

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

Disposal of Assets Used in Discontinued Operation

Prior to June 30, 2006, we were engaged in the aluminum siding business, which included the production, marketing and sale of aluminum exterior wall products used for cladding the exteriors of buildings and houses. On June 28, 2006, our board of directors resolved to discontinue our aluminum siding business and committed to a plan to settle the related liabilities and realize the related assets through the sale of scrap. Our aluminum siding operations ceased on June 30, 2006, and all of the employees from our aluminum siding business were transferred to our solar module business. In December 2006, we sold the manufacturing equipment and buildings, including the underlying land use rights of 7,633 square meters, previously used in our aluminum siding business, for a total price of RMB5.8 million ($795,109) to Mr. Weifeng Wu and Mr. Weizhong Wu, brothers-in-law of Mr. Jifan Gao, our chairman and chief executive officer.

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

From December 31, 2007 to the date of this annual report, we have increased our short-term borrowings by $163.4 million.

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

For the year ended December 31, 2007, the trading price ranged from $17.06 to $73.06 per ADS.

The following table provides the high and low trading prices for our ADSs on the NYSE for (1) year 2006 and year 2007, (2) the last quarter in 2006, the four quarters of 2007, the first quarter of 2008 and the second quarter of 2008 from April 1, 2008 through June 25, 2008, and (3) each of the past six months of our ADS’s trading history.

	Sales Price
	High	Low
Annual High and Low
2006	$26.75	$18.82
2007	73.06	17.06

Quarterly High and Low
Fourth Quarter 2006 (from December 19)	26.75	18.82
First Quarter 2007	50.94	17.06
Second Quarter 2007	68.90	38.76
Third Quarter 2007	73.06	38.80
Fourth Quarter 2007	68.26	32.55
First Quarter 2008	56.50	25.88

Monthly High and Low
December 2007	55.78	42.90
January 2008	56.50	29.00
February 2008	39.37	29.40
March 2008	36.75	25.88
April 2008	45.72	30.27
May 2008	53.50	39.69
June 2008 (through June 25, 2008)	49.63	35.65

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing 100 ordinary shares, have been listed on the New York Stock Exchange since December 19, 2006 under the symbol “TSL.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-139144) originally filed with the SEC on December 13, 2006, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution in November 2006.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4B. Business Overview—Regulation—Foreign Currency Exchange” and “—Dividend Distribution.”

E.	Taxation

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, which became effective January 1, 2008, dividends, interests, rents, and royalties payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise, as well as gains on transfers of shares of a foreign-invested enterprise in the PRC by such a foreign investor, will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The Cayman Islands, where Trina is incorporated, does not have such a tax treaty with the PRC. Therefore, if Trina is considered a non-resident enterprise for purposes of the new ETI law, a 10% withholding tax will be imposed on dividends paid to Trina by its PRC subsidiaries. In such a case, there will be no PRC withholding tax on dividends paid by Trina to investors that are not PRC legal or natural persons or on any gain realized on the transfer of ADSs or shares by such investors. However, PRC income tax will apply to dividends paid by Trina to investors that are PRC legal or natural persons and to any gain realized by such investors on the transfer of ADSs or shares.

Under the new EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of Trina’s management members are based in the PRC. If the PRC tax authorities subsequently determine that Trina should be classified as a resident enterprise, then Trina’s worldwide income will be subject to income tax at a uniform rate of 25%. Notwithstanding the foregoing provision, the new EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Trina is classified as a resident enterprise, the dividends received from its PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company like Trina, having ownership interest in a PRC enterprise.

Moreover, under the new EIT law, a withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC unless such non-resident enterprises can claim treaty protection. As such, these non-resident enterprises would enjoy a reduced withholding tax from treaty. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% withholding tax if such gain is regarded as income derived from sources within the PRC. If Trina is considered a PRC resident enterprise, it is unclear whether the dividends Trina pays with respect to Trina’s ordinary shares or ADSs, or the gain you may realize from the transfer of Trina’s ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC withholding tax.

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

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	regulated investment companies and real estate investment trusts;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons whose functional currency is not the United States dollar;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

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

With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Internal Revenue Service authority indicates that our ADSs (which are listed on the New York Stock Exchange), but not our ordinary shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our ordinary shares meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. For taxable years beginning after December 31, 2006, dividends paid on our common shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Subject to certain conditions and limitations, any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

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

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as United States source income or loss (in the case of losses, subject to certain limitations). However, in the event we are deemed to be a Chinese resident enterprise under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gain as PRC source income. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

We believe that for our taxable year ending December 31, 2007, we were not a passive foreign investment company, or PFIC, for United States federal income tax purposes and we do not expect to become one in the future although there can be no assurance in that regard. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or the income test, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income, or the asset test.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares.

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed and traded on the New York Stock Exchange, which is a qualified exchange for these purposes, and, consequently, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC. It should also be noted that only the ADSs and not our ordinary shares will be listed on the New York Stock Exchange.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Securities Exchange Act of 1934, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4C. Information on the Company—Organizational Structure”.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.8% in 2005, 1.5% in 2006 and 4.8% in 2007. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

Foreign Exchange Risk

Most of our sales are currently denominated in U.S. dollars and Euros, with the remainder in Renminbi, while a substantial portion of our costs and expenses is denominated in U.S. dollars, with the remainder in Renminbi. Therefore, fluctuations in currency exchange rates could have an adverse impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, affect our gross and net profit margins and could result in foreign exchange and operating losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2006 and 2007, we held $29.4 million and $72.3 million in accounts receivable, respectively, most of which were denominated in U.S. dollars and Euros. Had we converted all of our accounts receivable as of either date into Renminbi at an exchange rate of RMB7.2946 for $1.00, the exchange rate as of December 31, 2007, our accounts receivable would have been RMB214.1 million and RMB527.6 million as of December 31, 2006 and December 31, 2007, respectively. Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB 6.5651, we would record a decrease or loss in the fair value of our accounts receivable in Renminbi terms. Our calculation model is based on multiplying our accounts receivable, which are held in U.S. dollar, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. Our calculation model does not take into account optionality nor does it take into account the use of financial instruments. Based on our calculation model, we estimate that a 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB192.7 million and RMB474.8 million for our accounts receivable as of December 31, 2006 and December 31, 2007, respectively. These amounts would therefore reflect a theoretical loss of RMB21.4 million and RMB52.8 million for our accounts receivable as of December 31, 2006 and December 31, 2007, respectively.

We changed Trina China’s functional currency to U.S. dollars from Renminbi effective January 1, 2008. Prior to this change, we translated monetary assets and liabilities denominated in other currencies into Renminbi, Trina China’s functional currency, at the rates of exchange in effect at each balance sheet date. We recorded these exchange gains and losses in the statements of operations. We recorded net foreign currency gains of $260,316, $1.6 million and $9.4 million in 2005, 2006 and 2007, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. As our sales denominated in foreign currencies, such as Euros, continue to grow, we will consider using derivate instruments to hedge our exposure to foreign currency exchange risk.

In 2007, our exposure to foreign currency risk was also impacted by an embedded foreign currency forward contract. One of our supply contracts provided that the purchase price of the silicon to be acquired was denominated in U.S. dollars, which is not the functional currency of either of the contracting parties. Accordingly, the contract contains an embedded foreign currency forward contract, which is required to be bifurcated and accounted for at fair value in accordance with the provisions of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Fluctuations in forward foreign exchange rates have impacted our assessment in determining the fair value of our embedded derivative.

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

We completed our initial public offering of 530,000,000 ordinary shares, in the form of ADSs, at $18.50 per ADS on December 22, 2006. We have used all of the proceeds from that offering indicated in the prospectus for such offering.

In June 2007, we completed our follow-on public offering of ADSs sold by us and certain selling shareholders. In this follow-on public offering, we issued and sold 360,001,600 ordinary shares, in the form of ADSs, at $45.00 per ADS on June 6, 2007. The aggregate price of the offering amount registered and sold was approximately $243.3 million, of which we received net proceeds of approximately $154.3 million. The net proceeds from our follow-on public offering were allocated as follows:

•	approximately $125 million to expand our manufacturing lines for the production of silicon ingots, wafers, solar cells and solar modules;

•	approximately $20 million to purchase raw materials;

•	approximately $9 million for research and development; and

•	the remaining amount for other general working capital purposes.

We did not receive any of the proceeds from the sale of ADSs by the selling shareholders.

As of December 31, 2007, our cash resources amounted to $59,695,932, comprising of cash on hand and demand deposits.

Item 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

In connection with the preparation of this annual report on Form 20-F, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of the period covered by this annual report. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective because of the material weakness described below under "Management’s Report on Internal Control over Financial Reporting."

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for our company, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2007. In making its assessment, management used the criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual and interim financial statements will not be prevented or detected on a timely basis. The following material weakness in internal control over financial reporting has been identified as of December 31, 2007:

•	The Company did not have appropriate policies and procedures in place to effectively identify and evaluate embedded derivative instruments in its long term raw material supply contracts.

Because of the material weakness described above, management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2007.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., has audited the financial statements included in this annual report on Form 20-F and has issued an attestation report of our internal control over financial reporting as of December 31, 2007 on page F-2 of this annual report.

Management’s Remediation Initiatives

We have planed to make the following necessary changes and improvements to its internal controls on embedded derivatives to address the material weaknesses in internal control over financial reporting as described above:

•	review and monitor the existing reporting check list to ensure the inclusion of features of embedded derivatives and amend such list if necessary;

•	provide training to our finance team and other relevant personnel in respect of identification of potential embedded derivatives; and

•	bring the contracts that contain potential embedded derivatives to the attention of internal or external sources of expertise for further analysis.

Changes in Internal Control over Financial Reporting

In addition, three material weaknesses previously were identified and reported by management for the year ended December 31, 2006. These material weaknesses included: (i) insufficient accounting resources to fulfill the post-offering U.S. GAAP reporting requirements; (ii) lack of formal accounting policies and procedures on U.S. GAAP; and (iii) weaknesses existed in our inventory management. These material weaknesses were subsequently remediated in 2007 by the following efforts: (i) set up comprehensive U.S. GAAP accounting policies and procedures manual to provide guidance on the day-to-day operations of accounting and finance personnel; (ii) provided U.S. GAAP training to our accounting and finance team; (iii) hired a qualified financial reporting manager experienced in U.S. GAAP and financial analysis; (iv) enhanced and revised monthly physical inventory procedures and established additional reporting modules in our Kingdee K/3 ERP system for inventory control; and (v) established internal control and audit teams to monitor the implementation of our policies and procedures.

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and chief financial officer, has conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered since last report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on this evaluation, it has been determined that there has been no change during the period covered by this annual report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Both Mr. Jerome Corcoran and Mr. Peter Mak qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Corcoran, Mr. Mak and Mr. Zhao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act.

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

	2006	2007
Audit fees(1)	$1,141,000	$1,042,328
Audit-related fees	—	—
Tax fees	$74,896	$35,310
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

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

The consolidated financial statements of Trina, its subsidiaries and its variable interest entity are included at the end of this annual report.

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

2.3

Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Shares (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1

(file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.4		Form of Share Transfer Agreement relating to Trina China between the Registrant and other parties therein dated March 28, 2006 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.5		Amended and Restated Series A Preferred Share Purchase Agreement among the Registrant, Trina China and other parties therein dated May 19, 2006 (incorporated by reference to Exhibit 4.5 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.6		Amended and Restated Shareholders Agreement among the Registrant, Trina China and other parties therein dated May 30, 2006 (incorporated by reference to Exhibit 4.6 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.7		Amendment to the Amended and Restated Shareholders Agreement among the Registrant, Trina China and other parties therein dated December 7, 2006 (incorporated by reference to Exhibit 4.7 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.1	*	2006 Share Incentive Plan

4.2		Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

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

Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.5	Form of Loan Agreement between Trina China and Bank of Communications (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.6

Form of Guarantee Agreement between the Guarantor and Bank of Communications for Long-term Loans (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1

(file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.7

Form of Guarantee Agreement between the Guarantor and Bank of Communications for Short-term Loans (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1

(file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.8

Form of Short-term Loan Agreement between Trina China and Agriculture Bank of China (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1

(file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.9

Form of Guarantee Agreement between the Guarantor and Agriculture Bank of China for Short-term Loans (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1

(file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.10

Form of Maximum Guarantee Agreement between Guarantors and Agriculture Bank of China for Short-term Loans (incorporated by reference to Exhibit 10.10 of our Registration Statement on

Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.11	Form of Counter-guarantee Agreement between Guarantors and Changzhou City Hengtai Investment Co., Ltd. for Maximum Guarantee (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.12	Form of Security Agreement between Trina China and Changzhou City Hengtai Investment Co., Ltd. for Maximum Guarantee (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file no. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.13*	Credit Line Agreement between Trina China and Bank of China dated August 28, 2007

4.14*	Maximum Amount Guarantee between Bank of China and Changzhou City Hengtai Investment Co., Ltd., dated January 31, 2008

4.15*	Counter-guarantee (Maximum Amount Guarantee Contract) between Jifan Gao and Changzhou City Hengtai Investment Guarantee Co., Ltd. dated January 28, 2008

4.16*†	Supply Contract and Distribution Agreement between Trina China and IBC SOLAR AG dated May 26, 2007

4.17*†	Equipment Supply Contract between Trina China and Meyer Burger AG dated May 30, 2007 and the amendment dated September 17, 2007

4.18*†	Equipment Supply Contract between Trina China and Meyer Burger AG dated August 8, 2007 and the amendment dated September 17, 2007

4.19*†	Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2008

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-139144) filed with the Securities and Exchange Commission on December 19, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed with this annual report on Form 20-F

†	Confidential treatment is being requested with respect to portions of these exhibits and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Trina Solar Limited

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: June 26, 2008

TRINA SOLAR LIMITED

TRINA SOLAR LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Trina Solar Limited

We have audited the accompanying consolidated balance sheets of Trina Solar Limited and subsidiaries (the “Company”) as of December 31, 2005, 2006, and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2007 and the related financial statement schedule included in Schedule I. These financial statements and the related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Trina Solar Limited and subsidiaries as of December 31, 2005, 2006, and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 23, 2008 expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

June 23, 2008

TRINA SOLAR LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Trina Solar Limited

We have audited Trina Solar Limited’s and subsidiaries’ (the “Company’s”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: the Company did not have appropriate policies and procedures in place to effectively identify and evaluate embedded derivative instruments in its long term raw material supply contracts. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2007, of the Company and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2007, of the Company and our report dated June 23, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

June 23, 2008

TRINA SOLAR LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share and per share data)

	As of December 31,
	2005	2006	2007
	$	$	$
ASSETS
Current assets:
Cash and cash equivalents	1,224,232	93,380,212	59,695,932
Restricted cash	526,975	5,003,871	103,375,481
Inventories	6,696,049	32,230,309	58,547,531
Accounts receivable, net of allowance for doubtful accounts of $Nil, $Nil and $342,813 as of December 31, 2005, 2006 and 2007, respectively	4,924,182	29,352,577	72,322,559
Other receivable, net of allowance for doubtful accounts of $77,279, $76,137 and $125,400 as of December 31, 2005, 2006 and 2007, respectively	816,684	1,227,878	3,063,447
Advances to suppliers	4,394,511	34,606,226	42,952,994
Value-added tax recoverable	360,113	1,034,668	1,417,143
Amounts due from related parties	114,769	—	613,925
Deferred tax assets	—	612,711	379,667
Current assets of discontinued operations	1,516,432	352,654	33,499

Total current assets	20,573,947	197,801,106	342,402,178

Long-term silicon procurement advances	—	—	53,737,412
Property, plant and equipment, net	9,629,681	51,419,365	197,123,875
Intangible assets, net	903,472	2,372,362	5,461,529
Foreign currency embedded derivative	—	—	854,214
Deferred tax assets	32,678	152,187	1,094,893
Non-current assets of discontinued operations	1,158,603	—	—

TOTAL ASSETS	32,298,381	251,745,020	600,674,101

(To be continued)

TRINA SOLAR LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share and per share data)

	As of December 31,
	2005	2006	2007
	$	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	772,432	5,028,922	10,254,941
Short-term borrowings	6,628,336	71,408,653	163,563,089
Accounts payable	3,845,233	9,146,920	42,690,835
Advances from customers	280,593	1,199,684	2,370,963
Income tax payable	536,989	849,891	1,405,890
Current liabilities of discontinued operations	650,998	433,900	199,441

Total current liabilities	12,714,581	88,067,970	220,485,159
Long-term bank borrowings	4,956,507	5,122,492	8,214,002
Accrued warranty costs	272,320	1,400,269	4,486,135

Total liabilities	17,943,408	94,590,731	233,185,296

Commitments and contingencies (Note 17)
Shareholders’ equity
Ordinary shares ($0.00001 par value; 5,000,000,000 shares authorized, 1,000,000,000, 2,121,534,728 and 2,553,367,783 shares issued and outstanding as of December 31, 2005, 2006 and 2007, respectively)	10,000	21,215	25,533
Additional paid-in capital	10,881,178	139,670,637	304,877,619
Retained earnings	3,201,389	15,622,250	51,352,188
Accumulated other comprehensive income	262,406	1,840,187	11,233,465

Total shareholders’ equity	14,354,973	157,154,289	367,488,805

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	32,298,381	251,745,020	600,674,101

See notes to consolidated financial statements.

TRINA SOLAR LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share data)

	Years ended December 31,
	2005	2006	2007
	$	$	$
Continuing operations:
Net revenues	27,275,192	114,499,649	301,819,197
Cost of revenues	20,985,700	84,449,741	234,190,737

Gross profit	6,289,492	30,049,908	67,628,460

Selling expenses	520,736	2,570,882	11,018,549
General and administrative expenses	1,374,676	8,655,781	17,817,581
Research and development expenses	121,594	1,902,680	2,805,089

Total operating expenses	2,017,006	13,129,343	31,641,219

Income from continuing operations	4,272,486	16,920,565	35,987,241
Foreign exchange loss	—	—	(1,999,509)
Interest expense	(470,245)	(2,137,221)	(7,551,160)
Interest income	15,734	260,614	4,810,390
Gain on change in fair value of derivative	—	—	854,214
Other (expense) income	(26,808)	(82,206)	1,554,133

Income from continuing operations before income taxes	3,791,167	14,961,752	33,655,309
Income tax (expense) benefit	(570,723)	(1,787,614)	1,706,713

Net income from continuing operations	3,220,444	13,174,138	35,362,022

Discontinued operations:
Income (loss) from discontinued operations	131,823	(761,975)	379,188
Income tax (expense) benefit	(40,813)	8,698	(11,272)

Net income (loss) on discontinued operations	91,010	(753,277)	367,916

Net income	3,311,454	12,420,861	35,729,938

Earnings per ordinary share from continuing operations
Basic	0.00	0.01	0.02
Diluted	0.00	0.01	0.02

Earnings per ordinary share from discontinued operations
Basic	0.00	0.00	0.00
Diluted	0.00	0.00	0.00

Earnings per ordinary share
Basic	0.00	0.01	0.02
Diluted	0.00	0.01	0.02

Weighted average ordinary shares outstanding
Basic	1,000,000,000	1,038,316,484	2,339,799,657
Diluted	1,000,000,000	1,058,483,593	2,370,685,156

See notes to consolidated financial statements

TRINA SOLAR LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars, except share data)

	Ordinary shares		Additional paid-in Capital	Retained earning (deficit)	Other comprehensive income	Total	Total comprehensive income (loss)
	Shares	$	$	$	$	$	$
Balance at January 1, 2005	1,000,000,000	10,000	5,107,586	(110,065)	2,090	5,009,611
Capital contribution	—	—	5,773,592	—	—	5,773,592
Net income	—	—	—	3,311,454	—	3,311,454	3,311,454
Foreign currency translation adjustments	—	—	—	—	260,316	260,316	260,316

Balance at December 31, 2005	1,000,000,000	10,000	10,881,178	3,201,389	262,406	14,354,973	3,571,770

Share-based compensation	—	—	2,727,452	—	—	2,727,452
Return of capital upon restructuring	—	—	(5,115,003)	—	—	(5,115,003)
Conversion of Series A preferred shares to ordinary shares	545,808,968	5,458	39,163,040	—	—	39,168,498
Issuance of restricted shares to employees	45,725,760	457	—	—	—	457
Capital contribution	—	—	4,853,400	—	—	4,853,400
Issuance of ordinary shares, net of issue costs	530,000,000	5,300	87,160,570	—	—	87,165,870
Net income	—	—	—	12,420,861	—	12,420,861	12,420,861
Foreign currency translation adjustments	—	—	—	—	1,577,781	1,577,781	1,577,781

Balance at December 31, 2006	2,121,534,728	21,215	139,670,637	15,622,250	1,840,187	157,154,289	13,998,642

Share-based compensation	—	—	1,740,388	—	—	1,740,388
Issuance of restricted shares to employees	26,704,732	267	—	—	—	267
Repurchase of restricted shares	(5,903,277)	(59)	—	—	—	(59)
Issuance of ordinary shares, net of issue costs	411,031,600	4,110	163,466,594	—	—	163,470,704
Net income	—	—	—	35,729,938	—	35,729,938	35,729,938
Foreign currency translation adjustments	—	—	—	—	9,393,278	9,393,278	9,393,278

Balance at December 31, 2007	2,553,367,783	25,533	304,877,619	51,352,188	11,233,465	367,488,805	45,123,216

See notes to consolidated financial statements.

TRINA SOLAR LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2005	2006	2007
	$	$	$
Operating activities:
Net income	3,311,454	12,420,861	35,729,938
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	396,851	1,444,360	6,152,258
Share-based compensation	—	2,727,452	1,740,388
Loss on disposal of property, plant and equipment	6,084	93,216	265,475
Provision for (recoveries of) doubtful receivables	393,866	156,958	(200,224)
Provision for obsolete inventory	—	2,600,380	3,431,813
Provision for (recovery of) advances to suppliers	—	4,527,094	(1,419,899)

Changes in operating assets and liabilities:
Inventories	(6,263,627)	(27,512,011)	(26,738,519)
Accounts receivable	(4,086,468)	(24,154,296)	(38,783,819)
Other receivable	(850,119)	(1,047,761)	(2,082,183)
Advances to suppliers	(3,528,586)	(34,725,178)	(5,927,846)
Foreign currency embedded derivative	—	—	(854,214)
Long-term silicon procurement advances	—	—	(51,624,949)
Accounts payable	1,021,569	3,283,618	12,921,027
Accrued expenses	304,323	4,512,611	4,687,456
Advances from customers	198,666	905,338	1,082,192
Amounts due to and from related parties	439,476	—	(613,925)
Accrued warranty costs	268,184	1,127,949	2,871,722
Income tax payable	491,143	312,902	488,823
Deferred taxes	(79,446)	(673,745)	(602,552)

Net cash used in operating activities	(7,976,630)	(54,000,252)	(59,477,038)

Investing activities:
Purchases of property, plant and equipment	(7,676,934)	(41,372,493)	(124,404,349)
Purchases of intangible assets	(365,460)	(1,449,214)	(2,854,283)
Proceeds from disposal of property, plant and equipment	4,930	742,761	—
Increase in restricted cash	(285,307)	(4,476,896)	(98,025,253)

Net cash used in investing activities	(8,322,771)	(46,555,842)	(225,283,885)

Financing activities:
Return of capital upon restructuring	—	(5,115,003)	—
Proceeds from issuance of Series A preferred shares	—	39,168,498	—
Capital contribution from shareholders	5,939,222	4,853,400	—
Proceeds from issuance of restricted shares, net	—	457	208
Proceeds from issuance of ordinary shares	—	87,165,870	163,470,704
Proceeds from short-term bank borrowings	21,302,413	101,171,165	257,170,914
Repayment of short-term bank borrowings	(18,330,212)	(36,390,848)	(173,373,427)
Proceeds from long-term bank borrowings	4,956,507	—	7,752,859
Repayment of long-term bank borrowings	—	—	(5,122,492)
Return of advances to related parties	—	114,769	—

Net cash provided by financing activities	13,867,930	190,968,308	249,898,766

Effect of exchange rate changes	260,316	1,743,766	1,177,877

Net change in cash and cash equivalents	(2,171,155)	92,155,980	(33,684,280)
Cash and cash equivalents at the beginning of the year	3,395,387	1,224,232	93,380,212

Cash and cash equivalents at the end of the year	1,224,232	93,380,212	59,695,932

(To be continued)

TRINA SOLAR LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2005	2006	2007
	$	$	$
Supplemental disclosure of cash flow information:
Interest paid	507,239	2,023,763	7,297,293
Income taxes paid	200,517	2,139,759	1,359,636
Supplemental schedule of non-cash investing activities:
Property, plant and equipment received in lieu of accounts receivable	—	279,372	—
Purchases of property, plant and equipment included in accounts payable	169,066	1,558,602	18,571,505

See notes to consolidated financial statements.

TRINA SOLAR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

(In U.S. dollars)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Trina Solar Limited, (“Trina”) was incorporated under the laws of the Cayman Islands on March 14, 2006.

Trina, its subsidiaries and variable interest entity (“VIE”) (collectively the “Company” or “we”) are principally engaged in the manufacturing and selling of solar modules in the People’s Republic of China (the “PRC”) and overseas. During the periods covered by the consolidated financial statements, substantially all of the Company’s business was conducted through an operating subsidiary, Changzhou Trina Solar Energy Co., Ltd. (“Trina China”), established in the PRC on December 26, 1997. Trina China consolidates the operations of Sun Era Industries Limited (“Sun Era”) that was incorporated in the British Virgin Islands on October 18, 2002 by the founder of Trina China and his wife to procure raw materials, provide sales support and make toll manufacturing purchases exclusively for Trina China. Sun Era was determined to be a variable interest entity (“VIE”) of Trina China. We believe that through the related party nature of our arrangement with Sun Era, we own the majority of Sun Era’s outstanding equity ownership rights and that we are the primary beneficiary of Sun Era. On July 18, 2006, the Company established a Hong Kong incorporated wholly-owned subsidiary, Top Energy International, Ltd. (“Top Energy”), to assist the Company in procuring raw materials and toll manufacturing. Starting from March 2007, Sun Era ceased operations and commenced its dissolution process. In June 2007, Sun Era was officially wound up. We had consolidated Sun Era since its establishment until its dissolution.

In connection with its pre-IPO planning, the Company initiated a restructuring process. Trina was established in March 2006 and issued 10,000 ordinary shares at par value of $1.00 per share to the nominees of the then existing equity owners of Trina China, based on their proportionate ownership in Trina China. In April 2006, the then issued 10,000 ordinary shares were sub-divided into 1,000,000,000 ordinary shares at par value of $0.00001 each. In May 2006, the Company issued 545.8 million Series A preferred shares for cash proceeds of approximately $39 million. Trina then acquired the entire equity interest in Trina China from the then existing equity owners by paying nominal consideration to the foreign equity owners and an aggregate of approximately RMB40.7 million (equivalent to $5.1 million) to the PRC equity owners. The consideration of $5.1 million paid to these PRC equity owners was regarded as a return of capital upon restructuring. These PRC equity owners then advanced the amounts they received back to Trina China. Trina China fully repaid these advances in October 2006 while these PRC equity owners, through their designated nominee shareholders of the Company, contributed in aggregate approximately $4.9 million as a gift or donated capital to the Company in October and November 2006. The restructuring process has resulted in the nominees of the former equity owners of Trina China holding ordinary shares of the Company consistent with the percentage of ownership of the former equity owners in Trina China and has been accounted for as a recapitalization. Accordingly, all share and per share data have been restated to give retroactive effect to this restructuring and the share capital represents the capital amount of the Company as if the restructuring had been completed as of the earliest period presented.

On December 17, 2007, a PRC wholly-owned subsidiary, Trina Solar (Lianyungang) Co., Ltd. (“Trina LYG”) was incorporated in Lianyungang, Jiangsu Province, targeting to manufacture and supply Trina China with polysilicon materials.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

These consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries and VIE. We have eliminated all inter-company transactions and balances during consolidation.

TRINA SOLAR LIMITED

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in our financial statements include computation of embedded foreign currency derivative, provision for doubtful accounts, fair market value of inventory, provision for warranty expenses, valuation of deferred tax assets, provision for uncertain tax positions under FIN 48, valuation of the useful lives of our intangible assets and property, plant and equipment, valuation of share-based compensation and related forfeiture rates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Restricted cash comprises deposits pledged to banks to secure bank borrowings and letters of credit facilities. These deposits carry fixed interest rates and will be released when the bank borrowings are repaid or the related letters of credit are settled by us. As of December 31, 2005, 2006 and 2007, the Company’s short-term borrowings of $nil, $nil and $73,584,909 were secured with the Company’s bank deposits of $nil, $nil and $78,000,000, respectively. As of December 31, 2005, 2006 and 2007, the Company’s outstanding letters of credit of $526,975, $7,817,975 and $30,861,610 were secured by the Company’s bank deposits of $526,975, $5,003,871 and $23,465,197, respectively. As of December 31, 2007, the Company also had $1,910,284 in restricted cash set aside to secure delivery of the Company’s product to its customers.

(d) Inventories

We report our inventories at the lower of cost or market. We determine cost on a weighted-average basis. These costs include direct material, direct labor, toll manufacturing costs, inventory movement and fixed and variable indirect costs, including depreciation and amortization.

We regularly review the cost of inventory against its estimated fair market value and will record a lower of cost or market write-down for inventories that have a cost in excess of estimated market value. We also write off silicon materials that may not meet our required specifications for inclusion in our manufacturing process. These materials are periodically sold for scrap.

We have outsourced portions of our manufacturing process, including cleaning silicon materials, cutting ingots into wafers, and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (silicon, ingots or wafers) to the third-party manufacturers.

For those outsourcing arrangements in which title does not transfer, we maintain the inventory in the balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturers. Upon receipt of the processed inventory from the third-party manufacturers, it is reclassified to work-in-progress inventory with the processing fee capitalized as cost of inventory.

For those outsourcing arrangements in which title (including risk of loss) does transfer to the third-party manufacturer, we are constructively obligated to repurchase the inventory once processed. To accomplish this,

TRINA SOLAR LIMITED

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(d) Inventories — continued

we enter into raw materials sales agreements and processed inventory purchase agreements simultaneously with the third-party manufacturer. In such instances, we maintain the inventory in the consolidated balance sheets while it is in the physical possession of the third-party manufacturer. The cash received from the third-party manufacturer is classified as a current liability on the balance sheet and not as revenue or deferred revenue. Upon receipt of the processed inventory, it is reclassified to work-in-process inventory and a processing fee is paid to the third-party manufacturer. Cash payments for outsourcing arrangements which require prepayment for repurchase of the processed inventory are classified as current assets on the balance sheet. There is no right of offset for these arrangements and accordingly, the associated assets and liabilities remain on the balance sheet until the processed inventory is settled.

We do not recognize revenue or costs of revenue until our finished solar modules are delivered and title has passed to our customers.

(e) Property, plant and equipment

We report our property, plant and equipment at cost, less accumulated depreciation and amortization. Costs include the prices paid to acquire or construct the assets, capitalized interest during the construction period, and any expenditure that substantially extends the useful life of an existing asset. Interest capitalized into property, plant and equipment was $52,731, $74,685 and $nil during 2005, 2006 and 2007, respectively. We expense repair and maintenance costs when they are incurred.

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

Years
Buildings	10-20
Plant and machinery	5-10
Motor vehicles	5
Electronic equipment, furniture and fixtures	5

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

TRINA SOLAR LIMITED

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(h) Income taxes

We recognize deferred income tax assets and liabilities for the future tax consequences attributable to differences between the tax basis of assets and liabilities and their reported amounts in the financial statements and for net operating loss carry forwards and credits. We measure deferred tax assets and liabilities by using enacted statutory tax rates expected to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled. We recognize the effects of any changes to applicable tax rates in the period in which the new rate is enacted. Our deferred tax assets are reduced by a valuation allowance when we determine it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of each relevant taxing authority. We classify the components of our deferred tax assets and liabilities individually as current and non-current based on the characteristics of the underlying assets and liabilities, or on the expected period of their use, if not related to an asset or liability.

(i) Revenue recognition

We recognize revenue for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has transferred to the customer, the sales price is fixed or determinable, and the collectability of the resulting receivable is reasonably assured. Our sales agreements typically contain customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

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

We recognize revenue related to our long-term solar systems integration on the percentage-of-completion method. We estimate our revenues by using the cost-to-cost method, whereby we derive a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. We apply the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. With respect to our short-term solar systems integration, we recognize the sales on completed-contract method. The completed-contract method recognizes income only when the contract is completed, or substantially so. Accordingly, costs of contracts in process and current billings are accumulated but there are no interim charges or credits to income other than provisions for losses. A contract may be regarded as substantially completed if remaining costs are not significant in amount. When we determine that total estimated costs will exceed total revenues under a contract, we record a loss accordingly.

(j) Shipping and handling costs

Customer payments of shipping and handling costs are included in our net revenues. Shipping and handling costs relating to solar module sales of $7,187, $194,948 and $3,779,490 are included in selling expenses for years ended December 31, 2005, 2006 and 2007, respectively. Shipping and handling costs relating to inventory purchases of $18,065, $109,257 and $869,798 are included as a component of cost of revenues for years ended December 31, 2005, 2006 and 2007, respectively.

TRINA SOLAR LIMITED

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(k) Research and development

Research and development costs are incurred during the period we are developing new products or refining existing products or technologies. These costs are expensed as incurred until the products have been developed and tested and are ready for production and sale.

We periodically qualify for grants from the PRC government for achieving certain research and development milestones. We record these grants as an offset to our research and development expenses in the periods in which we earn them. Grants that we receive prior to when we achieve the specified milestone are reported as a liability. We recorded $151,638, $198,693 and $112,431 of earned grants as reductions of research and development expenses for the years ended December 31, 2005, 2006 and 2007, respectively.

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

(n) Foreign currency translation and foreign currency risk

The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Renminbi (“RMB”), which are their reporting currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of shareholders’ equity.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. Our cash and cash equivalents and restricted cash denominated in RMB amounted to $363,156, $6,359,816 and $15,714,926 as of December 31, 2005, 2006 and 2007, respectively.

TRINA SOLAR LIMITED

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

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

We have not had significant collections issues for receivables generated from sales of our solar modules. We often require significant down payments or letter of credit by our customers prior to shipment and may require settlement via wire transfer.

(p) Fair value of financial instruments

Our trade accounts receivables, other receivables, advances to suppliers, trade accounts payable, and short-term borrowings all approximate their fair values due to their short-term maturity dates.

Our long-term borrowings had carrying values approximating their fair values at December 31, 2005, 2006 and 2007 due to interest rates that approximates market rates.

(q) Share-based compensation

The Company has adopted FAS No. 123R, “Share-based Payment”, which requires that share-based payment transactions with employees, such as restricted shares, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to additional paid-in capital. Under this method, compensation cost related to employee restricted shares is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

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

In 2006, the Company entered into certain foreign exchange contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with the outstanding accounts payable. The foreign exchange hedge contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency hedge contracts are recognized in the statement of operations. As of December 31, 2006 and 2007, the Company had no outstanding foreign exchange hedge contracts.

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

TRINA SOLAR LIMITED

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(s) Income per share — continued

The following table sets forth the computation of the basic and diluted income from continuing operations per share for the periods indicated:

	Years ended December 31,
	2005	2006	2007
	$	$	$
Net income from continuing operations attributable to ordinary share holders — basic	3,220,444	10,206,788	35,362,022
Amount allocated to Series A Shares for participating rights to dividends	—	2,967,350	—

Net income from continuing operations attributable to ordinary share holders — diluted	3,220,444	13,174,138	35,362,022

Weighted average ordinary shares outstanding	1,000,000,000	1,000,000,000	2,339,799,657

Weighted average Series A shares outstanding	—	38,316,484	—

Weighted average number of ordinary shares outstanding —basic	1,000,000,000	1,038,316,484	2,339,799,657
Unvested restricted shares	—	20,167,109	30,885,499

Weighted average number of ordinary shares outstanding —diluted	1,000,000,000	1,058,483,593	2,370,685,156

Per share income from continuing operations attributable to ordinary shareholders — basic	0.00	0.01	0.02
Per share income from continuing operations attributable to ordinary shareholders — diluted	0.00	0.01	0.02

Since the series A preferred shareholders had the right to participate equally with the common shareholders in any dividends declared, the Company has presented 2006 basic and diluted earnings per share using the two-class method.

(t) Recently issued accounting pronouncements

In September 2006, the FASB released FAS 157, Fair Value Measurement (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements and the FASB had previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, FAS 157 does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are in the process of assessing the impact of the adoption of FAS 157 on the Company’s financial position or results of operations. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”), to partially defer FAS 157. FSP 157-2 defers the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. We are currently evaluating the impact of adopting the provisions of FSP 157-2.

TRINA SOLAR LIMITED

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(t) Recently issued accounting pronouncements — continued

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

In December 2007, the FASB issued FAS No. 141 (revised in 2007), Business Combinations (“FAS 141R”) to improve reporting and to create greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. FAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. FAS 141R also amends FAS 109, Accounting for Income Taxes, such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of FAS 141R would also apply the provisions of FAS 141R. An entity may not apply it before that date. We are in the process of assessing the potential effects on the consolidated financial statements.

In December 2007, the FASB released FAS 160, Non-controlling Interests in Consolidated Financial Statements an amendment of ARB No. 51 (“FAS 160”). FAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. FAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. We are in the process of assessing the impact of the adoption of FAS 160 on the Company’s consolidated financial statements.

In March 2008, the FASB issued FAS No. 161, Disclosures About Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“FAS 161”). The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently assessing the potential impact of FAS 161 on its financial statements.

In April 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. 142-3, Determining the Useful Life of Intangible Assets (FSP 142-3). FSP 142-3 amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure such asset’s fair value. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We are currently assessing the potential impact, if any, of FSP 142-3 on its financial statements.

TRINA SOLAR LIMITED

3. DISCONTINUED OPERATIONS

Due to the continuing erosion of the gross margins related to the aluminum siding business and the Company’s decision to focus its future efforts on the solar module business, the Company discontinued the aluminum siding business, which previously represented a business segment of the Company, in June 2006. In December 2006, Trina China entered into a contract to sell the assets of the aluminum sidings business, including the land use rights of 7,633 square meters, buildings on the land and equipment, for a total price of RMB5.8 million (US$742,761) to Mr. Wu Weifeng and Mr. Wu Weizhong, the brothers of Ms. Chunyan Wu, one of our directors and wife of Mr. Jifan Gao, the Chairman of our company. The sales price was determined based on the higher of two formal offers, one of which came from a third party unrelated to the Company, and was approved by the audit committee and all the independent directors. The resulting loss on disposal of $244,130 is reflected in loss on discontinued operations for the year ended December 31, 2006.

Summarized operating results from the discontinued operations included in the Company’s consolidated statements of operations were as follows:

	Years ended December 31,
	2005	2006	2007
	$	$	$
Revenues	3,224,994	1,141,315	—

Income (loss) from discontinued operations before income taxes	131,823	(761,975)	379,188
Income tax (expense) benefit	(40,813)	8,698	(11,272)

Net income (loss) from discontinued operations, net of tax	91,010	(753,277)	367,916

Summarized assets and liabilities from the discontinued operations included in the Company’s consolidated balance sheets were as follows:

	At December 31
	2005	2006	2007
	$	$	$
Current assets of discontinued operations:
Accounts receivable, net	759,578	324,462	33,072
Inventory	622,630	—	—
Advance to suppliers	13,631	—	—
Prepaid expenses and other current assets	120,593	28,192	427

	1,516,432	352,654	33,499

Noncurrent assets of discontinued operations:
Property, plant and equipment, net	975,831	—	—
Land use rights	182,772	—	—

	1,158,603	—	—

	2,675,035	352,654	33,499

Current liabilities of discontinued operations:
Accounts payable — trade	(583,488)	(124,021)	—
Accrued expenses and other current liabilities	(67,510)	(309,879)	(199,441)

	(650,998)	(433,900)	(199,441)

TRINA SOLAR LIMITED

4. INVENTORIES

Inventories consist of the following:

	At December 31,
	2005	2006	2007
	$	$	$
Raw materials	2,061,972	15,630,192	18,722,727
Work in progress	4,249,975	13,697,052	34,734,548
Finished goods	384,102	2,903,065	5,090,256

Total	6,696,049	32,230,309	58,547,531

As of December 31, 2005, 2006 and 2007, inventory was written down by $nil, $2,484,749 and $6,032,193, respectively, to reflect the lower of cost or market.

5. ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Other receivables consist of the following:

	At December 31,
	2005	2006	2007
	$	$	$
Other debtors	800,296	420,754	2,610,651
Prepaid expenses	93,667	883,261	578,196
Less: Allowance for doubtful accounts	(77,279)	(76,137)	(125,400)

	816,684	1,227,878	3,063,447

6. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consist of the following:

	At December 31,
	2005	2006	2007
	$	$	$
Buildings	2,980,172	5,924,618	15,928,802
Plant and machinery	4,758,554	16,824,811	98,488,649
Motor vehicles	182,554	249,010	746,180
Electronic equipment, furniture and fixtures	981,049	2,784,188	11,941,262

	8,902,329	25,782,627	127,104,893
Less: Accumulated depreciation	(370,062)	(1,717,804)	(7,552,402)

	8,532,267	24,064,823	119,552,491
Construction in progress	1,097,414	27,354,542	77,571,384

Property, plant and equipment, net	9,629,681	51,419,365	197,123,875

Our depreciation expense was $310,810, $1,353,148 and $6,108,420 for the years ended December 31, 2005, 2006 and 2007, respectively.

Construction in progress primarily represents the construction of new plants that include several new production lines and the machinery under installation.

TRINA SOLAR LIMITED

6. PROPERTY, PLANT AND EQUIPMENT, NET — continued

As of December 31, 2005, 2006, and 2007, $5,730,961, $5,922,881 and $118,265,389, respectively, of property, plant and equipment were pledged to secure the short-term loans (refer to note 9).

7. INTANGIBLE ASSETS, NET

Amortized intangible assets, net, represent land use rights for the solar module segment:

	At December 31,
	2005	2006	2007
	$	$	$
Cost	921,911	2,425,378	5,558,383
Less: Accumulated
Amortization	(18,439)	(53,016)	(96,854)

Net	903,472	2,372,362	5,461,529

Our amortization expense was $15,631, $34,577 and $43,838 for the years ended December 31, 2005, 2006 and 2007, respectively.

Annual amortization for the above intangible asset is estimated at $111,168 per year for the next five years.

At December 31, 2005, 2006 and 2007, the land use right certificates for a certain portion of our land use rights amounting to $921,911, $nil and $2,849,683, respectively, had not been obtained.

As of December 31, 2007, land use rights of $2,611,846 were pledged to secure the short-term loans.

8. EMBEDDED FOREIGN CURRENCY DERIVATIVES

One of our long-term silicon supply contracts provided that the purchase price of the silicon to be acquired was denominated in U.S. dollars, which is not the functional currency of either of the contracting parties. Accordingly, the contract contains an embedded foreign currency forward contract, which is required to be bifurcated and accounted for at fair value in accordance with the provisions of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Changes in fair value are recorded in the consolidated statements of operations.

As of December 31, 2007, the fair value of embedded foreign currency derivatives related to purchase contracts amounted to $854,214 and are recorded as non-current assets. The gain arising from the embedded foreign currency derivative instruments amounted to $854,214 for the year ended December 31, 2007 has been recorded as “Gain on change in fair value of derivative” in the consolidated statements of operations.

9. BANK BORROWINGS

Our bank borrowings consist of the following:

	At December 31,
	2005	2006	2007
	$	$	$
Bank borrowings
Short-term	6,628,336	71,408,653	163,563,089
Long-term, current portion	—	—	—

Sub-total	6,628,336	71,408,653	163,563,089
Long-term, non-current portion	4,956,507	5,122,492	8,214,002

Total	11,584,843	76,531,145	171,777,091

TRINA SOLAR LIMITED

9. BANK BORROWINGS — continued

	At December 31,
	2005	2006	2007
	$	$	$
Short-term loan secured by deposit provided by Top Energy International	—	—	73,584,909
Short-term loan secured by raw materials of Trina China	—	8,964,360	9,583,002
Short-term loan secured by plants of Trina China	—	—	4,654,601
Short-term loan secured by machinery of Trina China	—	—	38,093,066
Unsecured short-term loan	—	20,183,737	37,647,511
Short-term loan guaranteed by others(1)	6,628,336	42,260,556	—

Total	6,628,336	71,408,653	163,563,089

(1)	As of December 31, 2006, short-term bank loans of $42,260,556 were guaranteed by Changzhou Fulai Property Development Co., Ltd., Changzhou City Heng Tai Investment Guarantee Co., Ltd., Changzhou Jiuzhou Property Development Co., Ltd., and Changzhou Fuyuan Property Development Co., Ltd. As of December 31, 2005, short-term bank loans of $6,628,336 were guaranteed by Changzhou Yin Lian Guarantee Co., Ltd., Changzhou City Heng Tai Investment Guarantee Co., Ltd. and Changzhou Tianhe Investment Co., Ltd.

During the years ended December 31, 2005, 2006 and 2007, the average interest rates were 6.10%, 6.10% and 6.76% per annum, respectively.

The funds borrowed under the above short-term arrangements have no covenants or restrictions, and are repayable within one year.

Our long-term bank loans of $4,956,507 and $5,122,492 as of December 31, 2005 and 2006 were guaranteed by Changzhou Fulai Property Development Co., Ltd. During the years 2005 and 2006, the average interest rates were 6.91% and 6.91% per annum, respectively. All of the bank loans are unsecured and arranged at fixed interest rates. All of the bank borrowings were incurred and repayable by Trina China. In August 2007, Trina China repaid these long-term loans.

In 2007, the Company obtained $8,214,002 in new long-term bank loans, secured by equipment of Trina China, due 2010. The balance outstanding as of December 31, 2007 is $8,214,002. During 2007, the average interest rate was approximately 7.10% per annum.

The Company has total bank facilities of $17,347,773, $87,082,357 and $256,003,066 with various banks, of which $11,584,843, $76,531,145 and $171,777,091 were drawn down and $5,762,930, $10,551,212 and $84,225,975 were available as of December 31, 2005, 2006 and 2007, respectively. The bank facilities are renewable annually at the Company’s option.

TRINA SOLAR LIMITED

10. ACCRUED WARRANTY COSTS

The movement of our accrued warranty costs is summarized below:

	At December 31,
	2005	2006	2007
	$	$	$
Beginning balance	4,136	272,320	1,400,269
Warranty provision	268,184	1,127,949	3,085,866
Warranty costs incurred	—	—	—

Ending balance	272,320	1,400,269	4,486,135

11. SHAREHOLDERS’ EQUITY

In connection with the restructuring discussed in note 1, the Company issued 1,000,000,000 ordinary shares to the owners of Trina China in exchange for the transfer of their interests in Trina China. Accordingly, the registered capital of Trina China was eliminated through a corresponding increase in the par value of ordinary shares of $10,000 and the balance included in additional paid-in capital. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. In December 2006, the Company completed its initial public offering (“IPO”) on the New York Stock Exchange of 5,300,000 American Depositary Shares (“ADS”) (530,000,000 ordinary shares) at a price of $18.5 per ADS, raising approximately $87.2 million in net proceeds after deducting underwriting discounts and commissions of approximately $6.9 million and other listing expenses of approximately $4 million. Upon the consummation of the IPO, all of the Company’s outstanding 545,808,968 Series A preferred shares were automatically converted into 545,808,968 ordinary shares (5,458,090 ADS). In January 2007, the Company sold an additional 510,300 ADS (51,030,000 ordinary shares) for proceeds of $9.4 million, net of underwriting discount of $0.6 million. In June 2007, the Company completed a follow-on offering of 3,600,016 ADS (360,001,600 ordinary shares) at a price of $45 per ADS, raising approximately $155.5 million, net of underwriting discount of $9.7 million. As of December 31, 2005, 2006 and 2007, the number of outstanding ordinary shares was 1,000,000,000, 2,121,534,728 and 2,553,367,783 respectively.

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

TRINA SOLAR LIMITED

12. SHARE-BASED COMPENSATION — continued

The fair value of the ordinary shares was based upon the May 2006 issuance of Series A Preferred Shares. Based on the consideration paid for the Series A preferred shares, we determined an overall equity of approximately $107 million for our company after the transaction. The interest in the equity value of the Company includes both preferred shares and ordinary shares. The fair value of the equity interest was allocated to preferred shares using the option pricing method. The fair value of the ordinary shares was calculated as the residual or total equity value less the fair value of the preferred shares. Under the option pricing method, the Company treated the preferred shares as a call option on the Company’s equity value, with the excise price based on the liquidation preference of the preferred shares. Because a call option is used, the option pricing method commonly used is the Black-Scholes model, which takes into account the strike price of the option, risk free interest rates, and the volatility of the Company. Because the Company is a private company, the Company approximates volatility using the historical volatility of comparable publicly traded companies. The significant assumptions used in the Black-Scholes model include: expected life of 8 months; risk-free interest rate of 3.8%; volatility of 29.9%; and no dividend yield.

Based on this methodology, we calculated the residual fair value of our ordinary share to be $0.0710 per share.

Restricted shares

On July 24 and August 10, 2006, the Company issued 45,725,760 shares to certain officers and employees at $0.00001 par value with a fair value of $0.1096 as of the grant date. The shares are subject to repurchase by the Company and can be released from the repurchase in the amount of 1/5 per annum on the anniversary of the grant date until 2011 for as long as the officer or employee is employed by the Company.

On January 1, 2007, the Company issued 5,120,994 shares to certain independent board directors (“directors”) and employees at $0.00001 par value with a fair value of $0.1915 as of the grant date. The shares are subject to repurchase by the Company. Of these, 1,740,000 shares and 3,380,994 shares can be released from the repurchase in the amount of 1/3 and 1/5 per annum on the anniversary of the grant date until 2010 and 2012, respectively, for as long as the director provides service to, or the employee is employed by, the Company.

On August 15 and October 1, 2007, the Company issued 6,000,000 and 13,838,012 shares to certain officers and employees at $0.00001 par value with a fair value of $0.4794 and $0.6080 as of the grant date, respectively. The shares are subject to repurchase by the Company and can be released from the repurchase in the amount of 1/5 per annum on the anniversary of the grant date until 2012 for as long as the officer or employee is employed by the Company.

On October 1, 2007, the Company issued 1,321,248 shares to certain independent board directors (“directors”) at $0.00001 par value with a fair value of $0.6080 as of the grant date. The shares are subject to repurchase by the Company, of which, 854,594 shares can be released from the repurchase in the amount of 1/3 on January 1, 2008, 2009 and 2010, respectively, and 466,654 shares can be released from the repurchase in the amount of 1/3 on May 18, 2008, 2009 and 2010, respectively, for as long as the directors provide service to the Company.

On November 9, 2007, the Company issued 424,478 shares to an independent board director (“director”) at $0.00001 par value with a fair value of $0.5654 as of the grant date. The shares are subject to repurchase by the Company and can be released from the repurchase in the amount of 1/3 per annum on the anniversary of the grant date until 2010 for as long as the director provides service to the Company.

TRINA SOLAR LIMITED

12. SHARE-BASED COMPENSATION — continued

A summary of the restricted share activity is as follows:

	Number of shares	Weighted average grant date fair value
Nonvested at January 1, 2007	45,725,760	0.1096
Granted	26,704,732	0.4968
Vested	(8,877,152)	0.1096
Repurchased	(5,903,277)	0.1096

Nonvested at December 31, 2007	57,650,063	0.2898

The fair value of the restricted shares was based on market price on the date of grant. Compensation cost of $2,727,452 and $1,740,388 has been charged against income during 2006 and 2007, respectively. As of December 31, 2007, there was $16,145,136 of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 3.8 years. The total fair value of shares vested during the years ended December 31, 2005, 2006, and 2007, was $nil, $5,015,568 and $13,313,900, respectively.

13. OTHER (EXPENSE) INCOME

	Years ended December 31,
	2005	2006	2007
	$	$	$
Gain from disposition of materials	—	—	1,454,604
Donations	(24,122)	(37,455)	(26,765)
Others	(2,686)	(44,751)	126,294

	(26,808)	(82,206)	1,554,133

14. TAX EXPENSE (BENEFIT)

The provision for income taxes by location of the tax jurisdiction for the year ended December 31, 2005, 2006 and 2007 are as follows:

	Years ended December 31,
	2005	2006	2007
	$	$	$
Current tax expense:
PRC	602,905	2,519,834	1,862,311
Other jurisdictions	—	—	—

Total current tax expense	602,905	2,519,834	1,862,311

Tax benefit:
PRC	—	—	(2,859,362)
Other jurisdictions	—	—	—

Total tax benefit	—	—	(2,859,362)

Deferred tax benefit:
PRC	(32,182)	(732,220)	(709,662)
Other jurisdictions	—	—	—

Total deferred tax benefit	(32,182)	(732,220)	(709,662)

	570,723	1,787,614	(1,706,713)

TRINA SOLAR LIMITED

14. TAX EXPENSE (BENEFIT) — continued

Trina is a tax exempted company incorporated in the Cayman Islands.

In accordance with the tax legislations applicable to foreign investment enterprises (“FIE”), we are entitled to exemptions from PRC enterprise income tax for two years commencing from our first profit-making year of operations, after offsetting all unexpired tax losses carried forward from previous years, and thereafter, entitled to a 50% relief from PRC enterprise income tax for three years (the “tax holiday”). 1999 was the first tax profitable year.

In 2004 we were granted a three year extension in the 50% relief from PRC enterprise income tax rate of 24%. As a result, Trina China was subject to a preferential enterprise income tax rate of 12% in 2004, 2005 and 2006.

In accordance with the tax legislations applicable to export-oriented enterprises, Trina China is entitled to a 50% relief from PRC enterprise income tax for the years when export sales revenue exceeds 70% of total sales revenue. In 2007, Trina China was granted the 50% relief from the PRC enterprise income tax rate of 24%.

In February 2007, the State Tax Bureau of Changzhou High-Tech Industry Development Zone (the “STB”), where Trina China is registered, approved Trina China’s application for tax holiday in conjunction with an increase of $32,720,000 in its registered capital, from $7,280,000 in August 2005 to $40,000,000 in July 2006. In accordance with the approval of the STB, Trina China is exempt from income taxes for 81.8% of its taxable profit, representing the proportion of its increase in registered capital from August 2006 to December 2007, followed by a 50% relief in its tax rate from 2008 to 2010. The 2006 income tax was calculated based on a tax rate of 12% as the STB did not issue their approval until February 2007. Accordingly, for year 2007, an income tax rate of 12% applies to 18.2% of Trina China’s taxable profit and 81.8% of its taxable profit is exempt from income taxes.

A reconciliation between the provision for income tax computed by applying the applicable enterprise income tax rate of 24% to income before income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2005	2006	2007
	$	$	$
Applicable enterprise income tax rate	24.0%	24.0%	24.0%
Different tax rate in other jurisdiction	—	0.4%	2.0%
Benefit of tax holiday and export sales	(12.0)%	(15.2)%	(23.6)%
Tax refund for purchase of domestic equipment	—	—	(8.5)%
Expenses not deductible for tax purpose	3.1%	2.7%	1.1%

	15.1%	11.9%	(5.0)%

The aggregate amount and per share effect of the tax holiday are as follows:

	Years ended December 31,
	2005	2006	2007
	$	$	$
The aggregate effect	$454,940	$2,274,186	$7,772,453
Per share effect — basic and diluted	$0.001	$0.002	$0.003

TRINA SOLAR LIMITED

14. TAX EXPENSE (BENEFIT) — continued

Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Company adopted the provisions of FIN 48 effective January 1, 2007. Based on its FIN 48 analysis documentation, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits. The adoption of FIN 48 did not have any impact on the Company total liabilities or shareholders’ equity. The Company has no material uncertain tax positions as of December 31, 2007 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2007, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, China’s Unified Enterprise Income Tax Law (“new PRC tax law”), which will take effect beginning January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. According to the new tax law, entities that qualify as high-technology companies especially supported by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%.

In 2007, the State Tax Bureau of Changzhou High-Tech Industry Development Zone (the “STB”), where Trina China is registered, approved Trina China’s application for tax holiday in conjunction with an increase of $80,000,000 in its registered capital, from $40,000,000 to $120,000,000. Based on the PRC tax law, the Company is entitled to preferential treatment in the form of enterprise income tax reduction or tax holiday exemption. By the end of December 31, 2007, the Company has not obtained the approval of exemption proportion of taxable profit from local National Tax Bureau. The Company computed the income tax expense of year 2007 without considering this tax exemption as the approval has not yet been obtained.

TRINA SOLAR LIMITED

14. TAX EXPENSE (BENEFIT) — continued

The principal components of our deferred income tax assets are as follows:

	Years ended December 31,
	2005	2006	2007
	$	$	$
Deferred tax assets
Bad debts provision	—	174,267	59,600
Inventory provision	—	596,339	297,055
Advance to suppliers provision	—	332,052	153,014
Timing of revenue and others	—	100,343	53,609
Accrual of expenses	—	150,000	299,418
Warranty provision	32,678	336,063	1,121,534

Total deferred tax assets	32,678	1,689,064	1,984,230
Valuation allowance on deferred tax assets	—	(924,166)	(509,670)

Net deferred tax assets	32,678	764,898	1,474,560

Analysis as:
Current	—	612,711	379,667
Non-current	32,678	152,187	1,094,893

Undistributed earnings of the Company’s foreign subsidiaries of approximately $53 million at December 31, 2007, are considered to be indefinitely reinvested and, accordingly, no provision for income taxes has been provided.

15. DISTRIBUTION OF PROFIT

Pursuant to the relevant laws and regulations for foreign investment enterprises in the PRC and the articles of association of Trina China, we are required to maintain two statutory non-distributable reserves, a general reserve fund and a staff welfare and bonus fund. Appropriations to such reserves are made out of net profit after taxation of Trina China. Trina China is required to transfer 10% of its profit after taxation, as reported in our PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of its registered capital. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase paid-in capital. Trina China is also required to allocate a portion of its net profit after taxation to its staff welfare and bonus fund. However, the amount to be allocated to the staff welfare and bonus fund is at the sole discretion of the board of directors. PRC regulations currently permit payment of dividends out of Trina China’s accumulated profits only as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, Trina China is restricted in its ability to transfer a portion of net profit in the form of dividends.

The amount of the non-distributable general reserve fund was $506,367, $1,776,998 and $5,627,369 as at December 31, 2005, 2006 and 2007, respectively. The amount of the welfare fund and bonus fund was $Nil, $Nil and $Nil as at December 31, 2005, 2006 and 2007, respectively, as the board of directors elected not to make any appropriations to this fund.

The amount that is not subject to restrictions, and which may be transferred from Trina China in the form of dividends, loans or advances, is $2,835,992, $14,271,675 and $48,925,012 as at December 31, 2005, 2006 and 2007, respectively.

TRINA SOLAR LIMITED

15. DISTRIBUTION OF PROFIT — continued

As a result of these PRC laws and regulations, the Company’s PRC subsidiary is restricted in its ability to transfer the registered capital and general reserve fund to Trina in the form of dividends, loans or advances and the restricted portion amounted to $7,181,367, $41,171,998 and $125,022,369 of December 31, 2005, 2006 and 2007, respectively.

16. RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

The amounts due from related parties ($114,769, $Nil and $613,925 as of December 31, 2005, 2006 and 2007, respectively) include cash advances to Changzhou Tianhe Investment Co., Ltd. (“TICL”), one of the former shareholders of Trina China, which was controlled by Mr. Jifan Gao and Mr. Jiqin Gao, our employee and the brother of Mr. Jifan Gao, Tianhe Research, a former investor and subsidiary of the Company, Changzhou Tianhe Electricity and Water Development, a company in which TICL was an investor, Changzhou Tianhe Exterior Walls Installation Co. Ltd., a company controlled by Ms. Chunyan Wu, our director and wife of Mr. Jifan Gao, the Chairman of our company who is an equity owner of TICL, along with Mr. Jiqin Gao and Changzhou Youze S&T Co., Ltd controlled by Mr. Weizhong Wu, the brother of Ms. Chunyan Wu, for Trina China’s purchase of wafers.

Related party transactions

Our long-term bank loans of $4,956,507, $5,122,492 and $nil as of December 31, 2005, 2006 and 2007 were guaranteed by Changzhou Fulai Property Development Co., Ltd., a company controlled by Mr. Canfang Liu and Mr. Lai Shing Yip, the then directors and beneficial shareholders of Trina.

In 2007, Jiangsu Jiuzhou Investment Group Co., Ltd., a company controlled by Mr. Canfang Liu, beneficial shareholder of the Company, provided guarantees for bank loans and letters of credit of Trina China. A guarantee fee of 2% per annum was charged to Trina, amounting to $530,063 during the year ended December 31, 2007. All expenses were paid prior to December 31, 2007.

In December 2007, Trina China entered into a wafer purchase contract for a total price of RMB905,520 (US$123,966) with Changzhou Youze S&T Co., Ltd., a company controlled by Mr. Weizhong Wu, the brother of Ms. Chunyan Wu. The purchase price was determined based on market price, and the transactions have been approved by the audit committee.

The Company obtained short-term financing from Changzhou Fulai Property Development Co., Ltd., a company controlled by Mr. Canfang Liu and Mr. Lai Shing Yip, beneficial shareholders of the Company, and Jiangsu Jiuzhou Investment Group Co., Ltd., a company controlled by Mr. Canfang Liu. The amount and the duration of these short-term financings ranged from RMB8 million (US$1.02 million) to RMB20 million (US$2.56 million) and from four days to 34 days, respectively. Interest was charged at 7.2% per annum. Trina recorded $20,335 in interest expenses related to these financings during the year ended December 31, 2006. Both principal and interest were repaid prior to December 31, 2006.

In December 2006, Trina China entered into a contract to dispose of the plant and equipment of the aluminum sidings business for a total price of RMB5.8 million (US$742,761) to Mr. Weifeng Wu and Mr. Weizhong Wu, the brothers of Ms. Chunyan Wu. These assets include land use rights of 7,633 square meters, buildings on the land and equipment. The sales price was determined based on the higher of two formal offers, one of which came from a third party unrelated to the Company, and was approved by the audit committee and all of the independent directors. The resulting loss on disposal of $244,130 is reflected in loss on discontinued operations for the year ended December 31, 2006.

TRINA SOLAR LIMITED

17. COMMITMENTS AND CONTINGENCIES

a) Capital commitments

As of December 31, 2007, the Company’s commitments to purchase property, plant and equipment is approximately $336,768,923 associated with expansion of our solar module business.

b) Materials purchase commitments

As of December 31, 2007, the Company entered into certain long-term silicon procurement contracts, under which the Company agreed to purchase silicon materials in an aggregate amount of approximately $441.8 million over the next five to eight years.

c) Operating lease commitments

We had operating lease agreements principally for our office properties in the PRC. Our rental expense was $50,404, $3,515 and $582,786 for the years ended December 31, 2005, 2006 and 2007, respectively.

d) Contingencies

As of December 31, 2005, we were contingently liable to the local government with respect to accumulated under-payment of social insurance and employee welfare benefits which were estimated to be $94,894 and recognized as a liability of the Company. In 2006, we settled with the local government authority that indicated no further penalty would be charged to the Company in relation to the outstanding payments. However, as of December 31, 2007, the Company might still be subject to fines or penalties for the underpayment in past years. Mr. Jifan Gao has agreed to indemnify the Company against any future loss or penalty for such past non-compliance.

As of December 31, 2005, we were contingently liable to the local government for commencing construction of buildings without acquiring all required construction and environmental permits. We obtained all of the outstanding permits in 2006. However, as of December 31, 2007, the Company might still be subject to fines or penalties for non-compliance in past years. Mr. Jifan Gao has agreed to indemnify the Company against any future economic loss or penalty as a result of such non-compliance.

In connection with the restructuring of Trina in 2006, certain former shareholders of Trina China may be subject to income tax on capital gains from transferring their equity interests in Trina China to Trina. Trina or Trina China may be subject to withholding obligations with respect to the income tax on capital gains. These former shareholders of Trina China have indemnified the Company against such withholding obligations or liabilities due to or imposed by the PRC tax authority that may arise out of the restructuring.

18. SEGMENT INFORMATION

Prior to electing to discontinue our aluminum siding business, the Company was operating in three operating segments, namely solar modules, aluminum siding and solar system integration. Upon the election to discontinue the aluminum siding business in June 2006, we have been operating our business under the two remaining segments. We have retroactively reclassified all of the segment activity to reflect our current segment structure. The results of the solar system integration business are included as non-allocated in the segment information as the amounts involved are insignificant.

TRINA SOLAR LIMITED

18. SEGMENT INFORMATION — continued

Our solar module business comprises the production of mono- and multi-crystalline silicon ingots, wafers, cells and subsequent assembly and marketing of solar modules, which are panels packed with interconnected solar cells that convert sunlight into electricity.

Our solar system integration business comprises the design, installation and testing of interconnected solar modules with system components such as batteries and inverters, to produce and reserve electricity.

The following tables summarize the selected revenue, expense and balance sheet information for each operating segment:

Year 2005	Solar module	Non-allocated	Total
Revenue from external customers	27,275,192	—	27,275,192
Interest revenue	—	15,734	15,734
Interest expense	—	470,245	470,245
Depreciation and amortization	326,441	—	326,441
Income from continuing operations before income taxes	3,791,167	—	3,791,167
Income tax expense	—	570,723	570,723
Net income (loss) from continuing operations	3,791,167	(570,723)	3,220,444
Total assets	28,399,114	1,224,232	29,623,346

Year 2006	Solar module	Non-allocated	Total
Revenue from external customers	114,337,282	162,367	114,499,649
Interest revenue	—	260,614	260,614
Interest expense	—	2,137,221	2,137,221
Depreciation and amortization	1,387,725	—	1,387,725
Income from continuing operations before income taxes	14,957,475	4,277	14,961,752
Income tax expense	—	1,787,614	1,787,614
Net income from continuing operations	14,957,475	(1,783,337)	13,174,138
Total assets	251,392,366	—	251,392,366

Year 2007	Solar module	Non-allocated	Total
Revenue from external customers	301,415,175	404,022	301,819,197
Interest revenue	—	4,810,390	4,810,390
Interest expense	—	7,551,160	7,551,160
Depreciation and amortization	6,152,258	—	6,152,258
Income from continuing operations before income taxes	33,655,309	—	33,655,309
Income tax benefit	—	(1,706,713)	(1,706,713)
Net income from continuing operations	33,655,309	1,706,713	35,362,022
Total assets	600,640,602	—	600,640,602

TRINA SOLAR LIMITED

18. SEGMENT INFORMATION — continued

The following table summarizes our net revenues generated from different geographic locations:

	Years ended December 31,
	2005	2006	2007
	$	$	$
Europe:
- Germany	23,586,485	49,051,717	94,732,766
- Spain	—	43,448,000	120,831,232
- Italy	—	—	54,694,747
- Others	2,776,255	10,862,120	21,041,085

Europe Total	26,362,740	103,361,837	291,299,830
China	847,600	10,632,280	6,373,106
Mongolia	—	—	1,458,774
South Africa	64,852	111,925	—
Others	—	393,607	2,687,487

Total net revenues	27,275,192	114,499,649	301,819,197

All the identifiable assets of the Company are located in the PRC.

19. MAJOR CUSTOMERS

Details of the customers accounting for 10% or more of total net revenues are as follows:

	Years ended December 31,
	2005	2006	2007
	$	$	$
Company A	—	—	44,731,992
Company B	—	16,489,649	—
Company C	—	11,396,605	—
Company D	5,606,727	—	—
Company E	3,878,818	—	—

The accounts receivable from the customers with the largest receivable balances represent 37%, 35% and 15% at December 31, 2005, 2006 and 2007, respectively.

20. SUBSEQUENT EVENTS

In January, March and April, 2008, the Company issued 13,132,900 restricted shares to certain independent board directors and employees at $0.00001 par value. The shares are subject to repurchase by the Company and can be released from the repurchase in the amount of either 1/3 or 1/5 per annum on the anniversary of the grant date until 2012 or 2014, respectively, for as long as the directors provide service to, or the employees are employed by, the Company.

In March 2008, the Company entered into a long-term polysilicon supply agreement with GCL Silicon Technology, under which GSL Silicon Technology is required to supply to the Company an aggregate of 16,350 metric tons of polysilicon, with 300 metric tons and 850 ton metric tons to be delivered in 2008 and 2009, respectively.

TRINA SOLAR LIMITED

20. SUBSEQUENT EVENTS — continued

On April 14, 2008, the Company announced the decision to discontinue its polysilicon production project in Lianyungang, Jiangsu Province. The Company is in the process of evaluating the impact to its consolidated financial statements.

On April 24, 2008, the Company signed 6-year polysilicon supply deal with Silfab. Under the terms of the deal, Trina will receive enough polysilicon to produce 225 megawatts of solar modules over six years commencing on 2010.

On May 15, 2008, the Company entered 6-year polysilicon supply agreement with Jupiter Corporation Ltd, under which Jupiter Corporation Ltd is required to deliver aggregate 4,300 metric tons of poly silicon within 6 years commencing on 2009.

TRINA SOLAR LIMITED

Additional Information — Financial Statement Schedule I

These financial statements have been prepared in conformity with Accounting Principles Generally Accepted in the United States

TRINA SOLAR LIMITED

NOTES TO SCHEDULE I

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Trina’s consolidated and unconsolidated subsidiaries not available for distribution to Trina as of December 31, 2006 and 2007 of US$41,171,998 and $125,022,369, respectively, exceeded the 25% threshold. The condensed financial information of Trina has been presented for the period from March 14, 2006 (the date of incorporation) to December 31, 2007.

Subsequent to the issuance of the 2006 financial statements, management determined that the investment in subsidiaries and shareholders’ equity should have reflected the historical cost of the predecessor at the date of legal reorganization, March 14, 2006. Previously, such accounts reflected only the activity that occurred subsequent to the legal reorganization. As a result, the parent company balance sheet as of December 31, 2006 has been restated by increasing investment in subsidiaries and total shareholders’ equity by $15,750,015.

TRINA SOLAR LIMITED

BALANCE SHEETS

(In U.S. dollars)

	As of December 31,
	2006	2007
	$	$
ASSETS
Current assets:
Cash and cash equivalents	86,713,194	20,749,062
Other receivables	104,990	302,092

Total current assets	86,818,184	21,051,154
Amount due from group companies	11,147,342	155,826,973
Investment in subsidiaries	61,750,553	192,801,248

TOTAL ASSETS	159,716,079	369,679,375

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	2,561,790	2,190,570

Total current liabilities	2,561,790	2,190,570

Total liabilities	2,561,790	2,190,570

Shareholders’ equity:
Ordinary shares ($0.00001 par value; 5,000,000,000 shares authorized, 2,121,534,728 and 2,552,940,486 shares issued and outstanding as of December 31, 2006 and 2007, respectively)	21,215	25,533
Additional paid-in capital	139,670,637	304,877,619
Retained earnings	15,622,250	51,352,188
Accumulated other comprehensive income	1,840,187	11,233,465

Total shareholders’ equity	157,154,289	367,488,805

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	159,716,079	369,679,375

TRINA SOLAR LIMITED

STATEMENTS OF OPERATIONS

(In U.S. dollars)

	Years ended December 31,
	2005	2006	2007
	$	$	$
Operating expenses
Selling expenses	—	—	1,369,719
General and administrative expenses	—	768,767	5,922,767
Research and development expenses	—	—	546,512

Total operating expenses	—	768,767	7,838,998

Operating loss	—	(768,767)	(7,838,998)
Interest income	—	91,829	1,911,519
Equity in earnings of subsidiaries	3,311,454	13,097,799	41,657,417

Income before income taxes	3,311,454	12,420,861	35,729,938
Tax expense	—	—	—

Net Income	3,331,454	12,420,861	35,729,938

TRINA SOLAR LIMITED

STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years ended December 31,
	2005	2006	2007
	$	$	$
Operating activities:
Net income	3,311,454	12,420,861	35,729,938
Equity in earnings of subsidiaries	(3,311,454)	(13,097,799)	(41,657,417)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	—	2,727,452	1,740,388
Changes in operating assets and liabilities:
Other receivable	—	(104,990)	(197,102)
Accrued expenses	—	2,561,790	(371,220)

Net cash used in operating activities	—	4,507,314	(4,755,413)

Investing activities:
Investment in subsidiaries, net of cash acquired	—	(37,845,003)	(80,000,000)
Amounts due from group company	—	(11,147,342)	(144,679,631)

Net cash used in investing activities	—	(48,992,345)	(224,679,631)

Financing activities:
Proceeds from issuance of Series A preferred shares net of issuance costs	—	39,168,498	—
Capital contribution from shareholders	—	4,863,400	—
Proceeds from issuance of restricted shares to employees	—	457	208
Proceed from issuance of IPO proceeds net of deferred listing expenses	—	87,165,870	163,470,704

Net cash provided by financing activities	—	131,198,225	163,470,912

Net change in cash and cash equivalents	—	86,713,194	(65,964,132)

Cash and cash equivalents at the beginning of the year	—	—	86,713,194

Cash and cash equivalents at the end of the year	—	86,713,194	20,749,062

*    *     *     *     *