Form 20-F
period 2008-12-31
Trina Solar LTD
filed 2009-04-30
CIK 1382158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Terry Wang, Chief Financial Officer
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
2,958,183,059 ordinary shares, par value $0.00001 per share, as of December 31, 2008.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑
International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐
Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

INTRODUCTION
Unless the context otherwise requires, in this annual report on Form 20-F:
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
Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.
Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2006, 2007 and 2008.
This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.8225 to $1.00, the noon buying rate in effect on December 31, 2008 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On April 24, 2009, the noon buying rate was RMB6.8250 to $1.00.
We completed the initial public offering of 5,300,000 ADSs on December 22, 2006. On December 19, 2006, we listed our ADSs on the New York Stock Exchange under the symbol “TSL.”

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
A. Selected Financial Data
The following selected consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.
Our selected consolidated statements of operations data for the years ended December 31, 2004 and 2005 and our consolidated balance sheets as of December 31, 2004 and 2005 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands, except for share, per share, operating data and percentages)
Consolidated Statement of Operations Data
Net revenues	$414	$27,275	$114,500	$301,819	$831,901
Cost of revenues	373	20,986	84,450	234,191	667,459

Gross profit	41	6,289	30,050	67,628	164,442

Operating expenses:
Selling expenses	66	521	2,571	11,019	20,302
General and administrative Expenses	40	1,375	8,656	17,817	41,114
Research and development Expenses	262	122	1,903	2,805	3,039

Total operating expenses	368	2,018	13,130	31,641	64,455

Income (loss) from continuing operations	(327)	4,271	16,920	35,987	99,987
Foreign exchange loss	—	—	—	(1,999)	(11,802)
Interest expense	(73)	(470)	(2,137)	(7,551)	(23,937)
Interest income	4	16	261	4,810	2,944
Gain (loss) on change in fair value of derivative	—	—	—	854	(1,067)

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands, except for share, per share, operating data and percentages)
Other (expense) income	(35)	(27)	(82)	1,554	(156)

Income (loss) before income taxes	(431)	3,790	14,962	33,655	65,969
Income tax (expense) benefit	52	(570)	(1,788)	1,707	(4,609)
Minority interest	13	—	—	—	—

Net income (loss) from continuing operations	(366)	3,220	13,174	35,362	61,360
Net Income (loss) from discontinued operations	354	91	(753)	368	—

Net income (loss)	$(12)	$3,311	$12,421	$35,730	$61,360

Earnings per ordinary share from continuing operations:
Basic	—	0.00	0.01	0.02	0.02
Diluted	—	0.00	0.01	0.02	0.02
Earnings per ADS from continuing operations:
Basic	(0.04)	0.32	0.98	1.51	2.45
Diluted	(0.04)	0.32	0.96	1.49	2.41
Earnings per ordinary share:
Basic	—	0.00	0.01	0.02	0.02
Diluted	—	0.00	0.01	0.02	0.02
Earnings per ADS:
Basic	(0.00)	0.33	0.92	1.53	2.45
Diluted	(0.00)	0.33	0.90	1.51	2.41
Weighted average ordinary shares outstanding:
Basic	1,000,000,000	1,000,000,000	1,038,316,484	2,339,799,657	2,501,202,680
Diluted	1,000,000,000	1,000,000,000	1,058,483,593	2,370,685,156	2,690,723,390
Weighted average ADS outstanding:
Basic	10,000,000	10,000,000	10,383,165	23,397,997	25,012,027
Diluted	10,000,000	10,000,000	10,584,836	23,706,852	26,907,234

Consolidated Financial Data
Gross margin	9.8%	23.1%	26.2%	22.4%	19.8%
Net margin of continuing operations	(88.6)%	11.8%	11.5%	11.7%	7.4%
Consolidated Operating Data
PV modules shipped (in MW)	0.12	6.79	27.39	75.91	201.01
Average selling price ($/W)	$3.45	$4.02	$3.98	$3.80	$3.92

	As of December 31,
	2004	2005	2006	2007	2008
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$3,395	$1,224	$93,380	$59,696	$132,224
Restricted cash	242	527	5,004	103,375	44,991
Inventories	541	6,696	32,230	58,548	85,687
Accounts receivable, net	81	4,924	29,353	72,323	105,193
Other receivables	238	817	1,228	3,063	4,380
Property, plant and equipment, net	758	9,630	51,419	197,124	357,594
Total assets	11,192	32,298	251,745	600,674	940,116
Short-term borrowings	3,656	6,628	71,409	163,563	248,558
Accounts payable	1,390	3,845	9,147	42,691	62,504
Total current liabilities	6,178	12,715	88,068	220,485	335,714
Accrued warranty costs	4	272	1,400	4,486	12,473
Long-term borrowings	—	4,957	5,122	8,214	14,631
Total shareholders’ equity	5,010	14,355	157,154	367,489	433,057
Total liabilities and shareholders’ equity	$11,192	$32,298	$251,745	$600,674	$940,116
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors
Risks Related to Our Company and Our Industry
As polysilicon supply increases, the corresponding increase in the global supply of Photovoltaic (PV) modules may cause substantial downward pressure on the price of such products and reduce our revenues and earnings.
Polysilicon is an essential raw material used in the production of solar cells and modules. In the past few years, there was an industry-wide shortage of polysilicon, primarily as a result of the growing demand for solar power products. According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $45-$50 per kilogram delivered in 2006 to $60-$65 per kilogram in 2007 and further increased to $60-$75 per kilogram in 2008. In addition, according to Solarbuzz, spot prices for solar grade polysilicon were in the range of $230-$375 per kilogram for most of the first half of 2008 but rose to a peak of $400-$450 per kilogram by mid-2008. In late 2008 and 2009, however, newly available polysilicon supply and slowed global solar power market growth have resulted in an excess supply of polysilicon, which created a downward pressure on the price of polysilicon. According to Solarbuzz, spot prices for solar grade polysilicon decreased rapidly to $150-$300 per kilogram in the fourth quarter of 2008. We cannot assure you that the price of polysilicon will continue to decline, especially once the global solar power market regains its growth momentum. Increases in the price of polysilicon have in the past increased our production costs, and any significant price increase in the future may adversely impact our business and results of operations. Because of the scarcity of polysilicon in the past few years, supply chain management and financial strength were the key barriers to entry. As the shortage of polysilicon has eased recently, these barriers are less significant and PV module production may increase globally. A decrease in polysilicon prices and an increase in PV module production may result in substantial downward pressure on the price of PV modules. Such price reductions could have a negative impact on our revenues and earnings, and materially adversely affect our business and results of operations.

We may be adversely affected by volatile market and industry trends, in particular, the demand for our solar products may decline, which may reduce our revenues and earnings.
We are affected by solar energy market and industry trends. In the fourth quarter of 2008, the global solar power industry experienced a precipitous decline in demand. During the same period, the global supply of solar products exceeded the global demand due to excess production capacity and the global economic downturn, which contributed to a decline in the average selling price of PV modules. The average selling price per watt of our PV modules decreased from $3.98 in 2006 to $3.80 in 2007 and increased to $3.92 in 2008. The increase in the average selling price of our PV modules in 2008 was due to an increase in demand of our PV modules in the first three quarters of 2008, driven largely by surging market demand, particularly in the Spanish market, which was offset by a decrease in the average selling price of our PV modules in the fourth quarter of 2008, due to the falling demand caused by the global economic downturn. If demand for solar products continues to decline, and the supply of solar products continues to grow, the average selling price of our products will be materially and adversely affected.
The demand for solar products is also influenced by macroeconomic factors such as the worldwide credit crisis, the devaluation of the Euro, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in oil prices, for example, may reduce demand for investment in alternative energy. The global economic downturn, which affects financing, also contributed to the slowdown of the large solar project market segments. If these negative market and industry trends continue and the price of PV modules continues to decrease as a result, our business and results of operations may be materially and adversely affected.
We continue to rely on a limited number of third-party suppliers for certain raw materials for our products, which could prevent us from delivering our products to our customers within required time frames, which could result in sales and installation delays, cancellations, liquidated damages and loss of market share.
We purchase polysilicon from a limited number of international and domestic suppliers. If we fail to develop or maintain our relationships with our limited suppliers, we may be unable to manufacture our products or our products may only be available at a higher cost or after a long delay, which could prevent us from delivering our products to our customers within the required time frames. We may experience order cancellations and loss of market share. Furthermore, the current credit crisis is having a significant negative impact on businesses around the world, and the impact of this crisis on our suppliers cannot be predicted. Our suppliers typically require a significant amount of cash to fund their production and operation. The suppliers also require a significant amount of cash to meet future capital requirements, including the expansion of manufacturing facilities, as well as research and development activities. The inability of our suppliers to access liquidity, or the insolvency of our suppliers, could lead to their failure to deliver raw materials to us. Our inability to obtain raw materials in a timely manner from suppliers could have a material adverse effect on our business, financial conditions and results of operations.

Our costs and expenses may increase as a result of entering into fixed price, prepaid arrangements with our suppliers.
Due to the industry-wide shortage of polysilicon experienced during the past few years, we have purchased polysilicon using short-term, medium-term and long-term contracts from a limited number of international and domestic suppliers. From the fourth quarter of 2008, the price of polysilicon decreased rapidly due to the excess supply of polysilicon resulting from slowed global solar power market growth. Due to such excess supply, we are renegotiating some of our existing, higher priced medium-term and long-term contracts. We cannot assure you that we will be successful in renegotiating existing contracts. If the prices under our medium-term or long-term supply agreements result in our paying more for such supplies than the current market prices available to our competitors, we may be placed at a competitive disadvantage, and our earnings could decline. In addition, if demand for our PV modules decreases and such agreements require us to purchase more polysilicon than required to meet our actual customer demand over time, we may incur costs associated with carrying excess inventory. To the extent we are not able to pass these increased costs and expenses on to our customers, our business, cash flows, financial condition and results of operations may be materially and adversely affected.
Some of the suppliers of polysilicon with whom we have entered into long-term contracts have limited operating experience in polysilicon production and may not be able to produce polysilicon of sufficient quantity and quality or on schedule to meet our manufacturing requirements.
Some of the suppliers of polysilicon with whom we have entered into long-term contracts have limited operating experience in polysilicon production. As a result, they might have difficulty in manufacturing and supplying to us a sufficient amount of polysilicon to meet their obligations under these long-term supply contracts. Manufacturing polysilicon is a highly complex process and these suppliers may not be able to produce polysilicon of sufficient quantity and quality or on schedule to meet our wafer manufacturing requirements. Minor deviations in the manufacturing process can also cause substantial decreases in yield and, in some cases, cause production to be suspended or result in minimal output. If shipments of polysilicon from these suppliers experience major delays or our suppliers are unable to supply us with polysilicon as planned, we may suffer a setback to our raw material procurement, which could materially and adversely affect our growth strategy and our results of operations. Moreover, we may be involved in disputes to retrieve prepayments we made for the polysilicon delivery, which would expose us to risks of losing the prepayment or entering into settlements which may result in losses to us. In addition, the polysilicon supplied by suppliers may contain quality defects. For example, PV modules produced using polysilicon of substandard quality would result in lower cell efficiency and conversion rates than that which the supplier has claimed or provided a warranty. From time to time, we may engage in negotiations and disputes with certain suppliers that supplied us with polysilicon with quality defects. Any litigation arising out of the disputes could subject us to potentially expensive legal expenses, distract management from the day-to-day operation of our business and expose us to risks for which appropriate damages may not be awarded to us, all of which could materially and adversely affect our business and financial condition.

Prepayments we provide to our polysilicon suppliers and equipment suppliers expose us to the credit risks of such suppliers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.
Under existing supply contracts with many of our multi-year polysilicon and our equipment suppliers, consistent with industry practice, we make prepayments to our suppliers prior to the scheduled delivery dates for polysilicon and equipment. In many such cases, we make the prepayments without receiving collateral for such payments. As a result, our claims for such payments would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our prepayments or interest free loans. In addition, if the market price of polysilicon decreases after we prepay our suppliers, we will not be able to adjust any historical payment insofar as it relates to a future delivery at a fixed price. Furthermore, if demand for our products decreases, we may incur costs associated with carrying excess materials. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition and results of operations.
Failure to procure sufficient reclaimable silicon raw materials at reasonable prices may decrease our gross margin and profitability.
To reduce our reliance on polysilicon, we also produce silicon ingots and wafers by using a portion of reclaimable silicon raw materials, which include tops and tails of discarded portions of silicon ingots, pot scraps and broken silicon wafers acquired primarily from the semiconductor industry. In 2008, we used a higher proportion of virgin polysilicon than in the past several years as polysilicon became widely available in the market and we are now able to have access to a high quality and stable supply of polysilicon. In the fourth quarter of 2008, reclaimable silicon materials accounted for no more than 25% of our total silicon requirements, compared to approximately 80% in the fourth quarter of 2007. Although the prices of reclaimable silicon raw materials have also been decreasing in line with the recent decrease in the price of polysilicon, we cannot assure you that we will not revert to using a higher proportion of reclaimable silicon raw materials when the price of polysilicon increases in the future. If we fail to procure sufficient reclaimable silicon raw materials at commercially reasonable prices in the future, we may be unable to timely manufacture our products or our products may be available only at a higher cost, and we would be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. This would have a materially negative impact on our business, financial condition and results of operations.
A significant reduction or elimination of government subsidies and economic incentives or change in government policies may have a material adverse effect on our business and prospects.
Demand for our products depends substantially on government incentives aimed to promote greater use of solar power. In many countries in which we are currently, or intend to become, active, the solar power markets, particularly the market of on-grid PV systems, would not be commercially viable without government incentives. This is because the cost of generating electricity from solar power currently exceeds, and we believe will continue to exceed for the foreseeable future, the costs of generating electricity from conventional or non-solar renewable energy sources.

The scope of the government incentives for solar power depends, to a large extent, on political and policy developments relating to environmental concerns in a given country, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Federal, state and local governmental bodies in many of our key markets, most notably Germany, Italy, Spain, the United States, France and South Korea have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. For example, the rapid rise of the Spanish market was largely due to a government policy that set feed-in tariff terms at attractive rates. However, in September 2008, the Spanish government introduced a cap of 500 MW for the feed-in tariff in 2009, which has resulted in limiting the demand in the grid-connected market in Spain. The policy shift also contributed in part to the decline in global PV market demand in the fourth quarter of 2008. In 2007, Germany and Spain accounted for 31.4% and 40.0% of our net revenues, respectively, and in 2008, Germany and Spain accounted for 23.9% and 32.5% of our net revenues, respectively. We believe that in the time of uncertainty of political and policy developments, competition among solar company manufacturers could become fierce. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenues to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.
Demand for our products may be adversely affected by the effect of the current economic and credit environment on our customers.
The United States and international economies recently have experienced (and continue to experience) a period of slow economic growth. A near-term economic recovery is uncertain. In particular, the current credit and housing crises, the increase in U.S. sub-prime mortgage defaults, terrorist acts and similar events, continued turmoil in the Middle East or war in general could contribute to a slowdown of the market demand for products that require significant initial capital expenditures, including demand for solar products. For example, recent global economic, capital markets and credit disruptions have resulted in slower investments in new installation projects that make use of solar products. Existing projects have also been delayed as a result of the credit and other disruptions. If the economic recovery slows down as a result of the recent economic turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our solar products, which may harm our operating results.
Recent global economics, capital markets and credit disruptions pose risks for our customers. We have benefited from historically low interest rates that have made it more attractive for our customers to use credit to purchase our products. Interest rates have fluctuated recently, which could increase the cost of financing these purchases and may reduce our customers’ profits and investors expected returns on investment. Given the current credit environment, particularly the tightening of the credit markets, there can be no assurance that our customers will be able to borrow money on a timely basis or on reasonable terms, which could have a negative impact on their demand for our products. If economic recovery is slow in the United States or elsewhere, we may experience decreases in the demand for our solar power products, which may harm our operating results. These factors may adversely impact our existing or future sales agreements, including increasing the likelihood of contract breaches. Our sales are affected by interest rate fluctuations and the availability of liquidity, and would be adversely affected by increases in interest rates or liquidity constraints. Rising interest rates may also make certain alternative investments more attractive to investors, and therefore lead to a decline in demand for our solar products, which could have a material adverse effect on our business, results of operations, financial conditions and cash flows.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we may not be able to compete successfully and we may lose or be unable to gain market share.
The market for solar power products is competitive and fast evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. We compete with other PV module manufacturing companies such as Sharp Electronic Corporation, Suntech Power Holdings Co., Ltd., Yingli Green Energy Holding Co., Ltd. and Mitsubishi Electric Corporation. Some of our competitors have also become vertically integrated, from polysilicon production, silicon ingot and wafer manufacturing to solar power system integration, such as Renewable Energy Corporation ASA and SolarWorld AG. Many of our competitors have a stronger market position than ours, more sophisticated technologies and products, and larger resources and better name recognition than we have. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs.
The barriers to entry are relatively low in the PV module manufacturing business, given that manufacturing PV modules is labor intensive and requires limited technology. Because of the scarcity of polysilicon in the past few years, supply chain management and financial strength were the key barriers to entry. As the shortage of polysilicon has eased recently, these barriers are less significant and many new competitors may enter the industry and cause the industry to rapidly become over-saturated. Many mid-stream solar products manufacturers have been seeking to move downstream to strengthen their position in regional markets. They are expected to leverage on their existing sales capacity as the industry faces challenges posed by the economic downturn. In addition, we may also face new competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar cells. Decreases in polysilicon prices and increases in PV module production could result in substantial downward pressure on the price of PV modules and intensify the competition we face.
Some of our current and potential competitors have longer operating histories, access to a larger customer base, stronger relationships with customers, access to greater resources, and significantly greater economies of scale, financial, sales and marketing, manufacturing, distribution, research and development, technical and other resources than us. As a result, they may be able to respond more quickly to changing customer demands or market conditions or to devote greater resources to the development, promotion and sales of their products than we can. Our business relies on sales of our PV modules, and our competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for PV modules. New competitors or alliances among existing competitors could emerge and rapidly acquire a significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.
We currently sell a significant portion of our PV modules to a limited number of customers. In 2006, 2007 and 2008, sales to our top five customers accounted for approximately 48.9%, 33.5% and 41.9%, respectively, of our total net revenues. The top customer contributed approximately 9.8% of our net revenues in 2008. Sales to our customers are typically made through non-exclusive, short-term arrangements. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:
•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection by one or more of our significant customers of products competitive with ours;

•	loss of one or more of our significant customers due to disputes, dissatisfaction with our products or otherwise and our failure to attract additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.
We are exposed to the credit risk of these customers, some of which are new customers with whom we have not historically had extensive business dealings. The failure of any of these significant customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.
The practice of requiring customers to make advance payments when they place orders with us has declined, and we have experienced and will continue to experience increased needs to finance our working capital requirements and are exposed to increased credit risk.
We generally required our customers to make an advance payment of a certain percentage of their orders, a business practice that helped us to manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. In line with market trends, this practice of requiring our customers to make advance payments is on the decline, which in turn has increased our need to obtain additional short-term borrowings to fund our working capital requirements. In 2009, we believe a larger portion of our revenues will be derived from credit sales to our customers in comparison to 2008, generally with payment schedules due according to negotiated contracts. In addition, some of our customers pay us through letters of credit, which typically take 30 to 90 days to process in order for us to be paid. Despite the more lenient payment terms, any of our customers may fail to meet their payment obligations, especially due to the current credit crisis, which would materially and adversely affect our financial position, liquidity and results of operations.

We have significant outstanding bank borrowings and capital expenditure needs, and we may not be able to arrange adequate financing when our outstanding borrowings mature or when capital expenditures are required.
We typically require a significant amount of cash to fund our operations, especially prepayments or loans to suppliers to secure our polysilicon supply requirements. We also require a significant amount of cash to meet future capital requirements, including the expansion of our module and cell manufacturing facilities, as well as research and development activities in order to remain competitive. Future acquisitions, expansions, market changes or other developments may cause us to require additional funds. As of December 31, 2008, we had $132.2 million in cash and cash equivalents and $263.2 million in outstanding borrowings, of which approximately $248.6 million was due within one year. We might not be able to obtain extensions of these borrowings in the future as they mature. In the event that we are unable to obtain extensions of these borrowings, or if we are unable to obtain sufficient alternative funding at reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. In addition, we estimate that our capital expenditures will be approximately $189.0 million in 2009 for capacity expansion. Our business might not generate sufficient cash flow from operations to repay these borrowings, some of which are secured by significant amounts of our assets, and at the same time fund our capital expenditures. In addition, repaying these borrowings and capital expenditures with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth, and may have a material adverse effect on our business, financial condition and future prospects. If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may decrease materially. Moreover, recent turmoil in the credit markets and the potential impact on the liquidity of financial institutions may have an adverse effect on our ability to fund our business through borrowings, under either existing or newly created instruments in the public or private markets on terms that we believe to be reasonable, if at all. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and market price of ADSs and could require us to delay or abandon critical development plans.
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
Currently, we have 14 production lines with an annual manufacturing capacity of approximately 350 MW and plan to increase our annual manufacturing capacity by up to 200 MW to a total of up to 550 MW by the end of 2009. The specific increase will be based on market visibility in both customer demand and the commercial lending environment to finance PV system installations in our respective sales markets. We are implementing a strategy to focus on preserving cash, which includes reducing costs and reviewing and taking a prudent approach towards our capital expansion plan. Accordingly, we cannot assure you that we will not revise our capacity expansion plan after we finalize our review. If we fail to implement our plan as expected, experience a delay in the ramp up or fail to achieve our targeted yields, our business and results of operations may be materially and adversely affected.

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
Problems with product quality or product performance could damage our reputation, or result in a decrease in customers and revenues, unexpected expenses or loss of market share, and may cause us to incur significant warranty expenses
Our products may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. Unlike PV modules, which are subject to certain uniform international standards, solar cells generally are not subject to uniform international standards, and it is often difficult to determine whether solar power product defects are a result of defective solar cells, other defective components of PV modules or other reasons. Furthermore, the solar wafers and other components that we purchase from third-party suppliers are typically sold to us with no or only limited warranties. We have received in the past, and may receive from time to time in the future, complaints from certain customers that portions of our PV modules have quality deficiencies. For example, in certain instances in the past, customers raised concerns about the stated versus actual performance output of some of our PV modules. We determined that these concerns resulted from differences in calibration standards we used. However, the corrective actions and procedures that we took may turn out to be inadequate to prevent further similar incidents or to protect against future errors or defects. If we deliver PV module products that do not satisfy our customers’ or end users’ quality requirements, or if there is a perception that our products are of poor quality, our credibility and the market acceptance and sales of our PV module products could be harmed. We may also incur substantial expense to replace low quality products.

In the past, our PV modules were typically sold with a two-year warranty for materials and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. In 2008, we extended the warranty for materials and workmanship from two years to five years. We believe our warranty periods are consistent with industry practice. We have only begun to sell PV modules since November 2004. Although we conduct accelerated reliability testing of our PV modules, our PV modules have not been and cannot be tested in an environment simulating the 25-year warranty period. As a result, we may be subject to unexpected warranty expense and associated harm to our financial results for as long as 25 years after the sale of our products. Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.
We may not be successful in the commercial production of new products, which could adversely affect our business and prospects.
We may develop and produce new products from time to time, such as our new PV module product manufactured using Upgraded Metallurgical Grade silicon materials. We may be unable to generate sufficient customer demand for our new products if we are unable to develop and produce new products in a cost-effective manner with the expected performance. If we failed to generate demand for our new products, our business and prospects may be adversely affected and we may be unable to recoup our investment in the development and production of such products.
Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.
The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as policies adopted by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the demand for our products. For example, without a regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our customers of using our solar power products and make them less desirable, thereby harming our business, prospects, financial condition and results of operations.
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
The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Market data on the solar power industry are not as readily available as those for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products in our targeted markets, including Germany, Italy, Spain, the United States, France and South Korea, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:
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

A variety of competing solar technologies that other companies may develop could prove to be more cost-effective and have better performance than our technologies. For example, thin-film technologies are competing technologies in the solar power industry. According to Solarbuzz, in 2008, thin-film technologies represented 13.0% of the solar market, compared to 87.0% for crystalline technology. Thin-film technologies allow for lower production costs for solar cells by using lower amounts of semiconductor materials. Thin-film solar cells generally have a lower conversion efficiency rate than crystalline solar cells.
Further development in competing solar power technologies may result in lower manufacturing costs or higher product performance than those expected from our PV modules. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine our technology, enhance our existing solar power products, or develop and introduce new products, could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline.
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
Because our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes, we are required to comply with national and local environmental regulations. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. Any failure by us to control the use or to adequately restrict the discharge of hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations, which would have a materially adverse effect on our business and results of operations.
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
In particular, we believe that the expansion of our manufacturing capacity is an integral part of our long-term strategy to achieve a grid parity cost structure. Our ability to meet our estimate for the scale of production needed to achieve grid parity is affected by a number of factors, including our ability to improve and maintain the degree of vertical integration and to increase our efficiencies and margins, the likelihood that we may approach or reach a point of diminishing returns as we continue to expand our scale, the average purchase price we will pay for silicon in the future to meet our expansion requirements, and the cost of conventional grid electricity which will determine at which point grid parity can be reached. We might not be able to meet our desired scale of production in order to fully implement our strategy.
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

If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. If any dispute arises between our executive officers and us, these agreements may not be enforceable in China in light of the uncertainties with China’s legal system, or in another country where they obtain employment. See “—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.”
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
In 2006, 2007 and 2008, we sold approximately 90.7%, 97.9% and 96.3%, respectively, of our products to customers outside of China. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:
•	fluctuations in currency exchange rates;

•	difficulty in engaging and retaining distributors who are knowledgeable about, and can function effectively in, overseas markets;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;
•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries; and
•	demand for solar products in overseas markets as influenced by the worldwide credit crisis and its effects.

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
As with other solar power product manufacturers, we are exposed to risks associated with product liability claims if the use of our solar power products results in injury. Since our products generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our PV modules in November 2004 and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. Moreover, we do not have any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments.
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
Our management has concluded that our internal control over financial reporting is effective as of December 31, 2008. See “Item 15. Control and Procedures.” If we fail to maintain effective internal control over financial reporting in the future, it could result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
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
Our principal shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. Furthermore, our articles of association contain a quorum requirement of at least one-third of our total outstanding shares present in person or by proxy. Two or more shareholders with an aggregate shareholding of more than one-third could constitute a quorum and approve actions which may not be in the best interests of our other shareholders.
Fluctuations in exchange rates could adversely affect our business.
The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. For example, the Renminbi appreciated approximately 27% against the Euro between July 2008 and November 2008. It is difficult to predict how long the current situation may last and when and how it may change again.
Most of our sales are denominated in U.S. dollars and Euros, with the remainder in Renminbi, while a substantial portion of our costs and expenses is denominated in U.S. dollars, with the remainder in Renminbi. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, may affect our net profit margins and could result in fluctuations in foreign currency exchange and operating gains and losses. We incurred a foreign exchange loss of approximately $11.8 million in 2008. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our common shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. As a large proportion of our revenues are paid to us in Euros, fluctuation between the Euro and the RMB may also have a material effect on our results of operations.

In October and December 2008, we entered into a series of foreign currency forward contracts with two commercial banks to hedge our exposure to foreign currency exchange risk. As of December 31, 2008, we had foreign currency forward contracts with a total contract value of approximately €24.0 million ($33.9 million). We do not use foreign currency forward contracts to hedge all of our foreign currency denominated commitments. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations.
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
While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to control the pace of growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products.
Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.
We conduct substantially all of our manufacturing operations through our wholly-owned subsidiary, Trina China, a limited liability company established in China. Trina China is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government decisions by the superior government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
Our ability to make distributions and other payments to our shareholders depends to a significant extent upon the distribution of earnings and other payments made by Trina China.
We conduct substantially all of our operations through Trina China. Our ability to make distributions or other payments to our shareholders depends on payments from Trina China, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to Trina China and its articles of association, Trina China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of these reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2008, these general reserves amounted to $14.2 million, accounting for 7.5% of the registered capital of Trina China. In addition, under the new EIT Law that became effective in January 2008, dividends from Trina China to us are subject to a 10% withholding tax. See “—Our business benefits from certain PRC government tax incentives, and the expiration of, or changes to, these incentives could have a material adverse effect on our results of operations” and “Item 4. Information on the Company—Regulation—Tax.” Furthermore, if Trina China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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
Our business benefits from certain PRC government tax incentives, and expiration of, or changes to, these incentives.
The PRC government has provided various incentives to foreign invested enterprises, although these incentives are subject to the new Enterprise Income Tax Law as discussed below. Because Trina China is a foreign invested enterprise engaged in manufacturing businesses and located in Changzhou, which is within a coastal economic zone, it was entitled to a preferential enterprise income tax rate of 24%. In addition, Trina China was qualified as an “advanced technological enterprise” and, as a result, enjoyed a preferential enterprise income tax rate of 12% for the years 2004 to 2006. As the tax benefit for an “advanced technological enterprise” expired in 2006, the tax rate of Trina China increased to 27% (24% enterprise income tax plus 3% local income tax) in 2007. Trina China made several additional capital investments during 2006, 2007 and 2008. Income from incremental investment to the registered capital of a foreign invested enterprise was entitled to a two-year exemption and a 50% reduction of the applicable income tax rate for the succeeding three years. Trina China’s registered capital was increased from $7.28 million in 2005 to $40.0 million in 2006 and to $120 million in 2007. Accordingly, for the year 2007, an income tax rate of 12% was applied to 18.2% of Trina China’s taxable profit and 81.8% of its taxable profit was exempted from income taxes. However, the additional capital investments made in 2008 were not entitled to additional tax holidays. Due to varying applicable tax rates in each quarter of 2008 caused by the various additional capital investments, the tax authority agreed that we could use a blended EIT rate for 2008.

The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT Law, which became effective January 1, 2008, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the new EIT law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the new EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein. In September 2008, Trina China obtained the High and New Technology Enterprise Certificate with a valid term of three years starting from 2008. Therefore, Trina China is entitled to a preferential income tax rate of 15% in 2008, 2009 and 2010, as long as it maintains its qualification as a “high and new technology enterprise” under the new EIT Law. If Trina China fails to maintain the “high and new technology enterprise” qualification, its applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations. In addition, in April 2009, we received a notice from the State Tax Bureau of Changzhou Hi-tech Development Zone notifying us that the exemption and 50% tax reduction for Trina China’s taxable profit representing the proportion of increase in registered capital expired on December 31, 2007. As a result, we expect to make an additional income tax payment of $6.5 million in 2009. We cannot assure you that we will be able to maintain our current effective tax rate in the future. Any discontinuation of preferential tax treatment or any increase of the enterprise income tax rate applicable to Trina China could have a material adverse effect on our financial condition and results of operations.
The dividends we receive from our PRC subsidiaries and our global income may be subject to PRC tax under the new EIT law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC “resident enterprise.”
Under the new EIT law, dividends, interests, rents and royalties payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise, as well as gains on transfers of shares of a foreign-invested enterprise in the PRC by such a foreign investor, will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The Cayman Islands, where Trina is incorporated, does not have such a tax treaty with the PRC. Therefore, if Trina is considered a non-resident enterprise for purposes of the new EIT law, this new 10% withholding tax imposed on dividends paid to Trina by its PRC subsidiaries would reduce Trina’s net income and have an adverse effect on Trina’s operating results.

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
The approval of the Chinese Securities Regulatory Commission might have been required in connection with our initial public offering, and, if required, we could be subject to sanction, fines and other penalties.
On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, requires offshore special purpose vehicles, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. Based on the advice we received from Fangda Partners, our PRC counsel, we did not seek the CSRC approval in connection with our initial public offering as we believe that this regulation does not apply to us and that CSRC approval is not required because (1) Trina is not a special purpose vehicle formed for the purpose of acquiring a PRC domestic company because Trina China was a foreign-invested enterprise before it was acquired by Trina, and, accordingly, Trina China did not fall within the definition of a PRC domestic company as set forth in the new regulation; and (2) such acquisition was completed before the new regulation became effective.

The interpretation and application of the New M&A Rule remains unclear, and we cannot assure you that our initial public offering did not require approval from the CSRC. If the CSRC or other PRC regulatory body subsequently determines that the CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In that case, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, restrict or prohibit payment or remittance of dividends by Trina China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.
The regulations also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce, or MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. As we may grow our business in part by acquiring complementary businesses in the future, complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions. Any such delay or inability to obtain applicable approvals to complete our potential future acquisitions could affect our ability to expand our business or maintain our market share.
Recent regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations. The regulations also establish more complex procedures for acquisitions by foreign investors, which could make it more difficult to pursue growth through acquisitions.
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

On December 25, 2006, the People’s Bank of China promulgated the “Measures for Administration of Individual Foreign Exchange.” On January 5, 2007, the SAFE promulgated Implementation Rules for those measures and on March 28, 2007, the SAFE further promulgated the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies (collectively, referred to as the “Individual Foreign Exchange Rules”). According to the Individual Foreign Exchange Rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required to register with the SAFE or its local counterparts by following certain procedures. We and our employees who are PRC citizens and individual beneficiary owners, or have been granted restricted shares or share options, may be subject to the Individual Foreign Exchange Rules. The failure of our PRC individual beneficiary owners and the restricted holders to complete their SAFE registrations pursuant to the SAFE Jiangsu Branch’s requirement or the Individual Foreign Exchange Rules may subject these PRC citizens to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business.
New labor laws in the PRC may adversely affect our results of operations.
On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.
We face risks related to health epidemics and other outbreaks.
Our business could be adversely affected by the effects of swine flu, avian flu, SARS or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. In 2006, 2007 and 2008, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of swine flu occurred in Mexico and the United States. Any prolonged occurrence or recurrence of swine flu, avian flu, SARS or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. These could include our ability to travel or ship our products outside of China and to designated markets, as well as temporary closure of our manufacturing facilities, logistic facilities and/or our customers’ facilities, leading to delayed or cancelled orders. Any severe travel or shipment restrictions and closures would severely disrupt our operations and adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic.

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
In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs. For example, financial markets have experienced extreme disruption in recent months, including, among other things, extreme volatility in securities prices. In the event of a continuing market downturn, the market price of our ADSs may decline further.
Holders of our ADSs do not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.
Holders of our ADSs are not treated as shareholders. Instead, the depositary will be treated as the holder of the shares underlying the ADSs. Holders of our ADSs, however, may exercise some of the shareholders’ rights through the depositary and have the right to withdraw the shares underlying their ADSs from the deposit facility.
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

We have adopted a shareholders rights plan, which, together with the other anti-takeover provisions of our articles of association, could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.
In November 2006, we adopted our amended and restated articles of association, which became effective immediately upon completion of our initial public offering in December 2006. Our current articles of association contain provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. In November 2008, our board of directors adopted a shareholders rights plan. Under this rights plan, one right was distributed with respect to each of our ordinary shares outstanding at the closing of business on December 1, 2008. These rights entitle the holders to purchase ordinary shares from us at half of the market price at the time of purchase in the event that a person or group obtains ownership of 15% or more of our ordinary shares (including by acquisition of the ADSs representing an ownership interest in the ordinary shares) or enters into an acquisition transaction without the approval of our board of directors.
This rights plan and the other anti-takeover provisions of our articles of association could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our existing authorized ordinary shares confer on the holders of our ordinary shares equal rights, privileges and restrictions. Our board of directors may, without further action by our shareholders, issue additional ordinary shares, or issue shares of a preferred class and attach to such shares special rights, privileges or restrictions, which may be different from those associated with our ordinary shares, up to the amount of the authorized capital and the number of authorized shares of our company. Preferred shares could also be issued with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue ordinary shares or preferred shares, the price of our ADSs and the notes may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.
Holders of our ADSs may not be able to participate in rights offerings that are made available to our shareholders, and may not receive cash dividends if it is impractical to make them available to them.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary bank will not make rights available to holders of our ADSs unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act of 1933, as amended, or the Securities Act, or exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings.

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
We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts.

Item 4. Information on the Company
A. History and Development of the Company
Our legal and commercial name is Trina Solar Limited. Our predecessor company, Changzhou Trina Solar Energy Co., Ltd., or Trina China, was incorporated in December 1997. In anticipation of our initial public offering, we incorporated Trina in the Cayman Islands as a listing vehicle on March 14, 2006. Trina acquired all of the equity interests in Trina China through a series of transactions that have been accounted for as a recapitalization and Trina China became our wholly-owned subsidiary. We conduct substantially all of our operations through Trina China. In December 2006, we completed our initial public offering of our ADSs and listed our ADSs on the NYSE. In June 2007, we completed a follow-on public offering of our ADSs. In July 2008, we completed public offerings of $138 million aggregate principal amount of convertible senior notes due 2013 and 4,073,194 ADSs for a related ADS borrow facility.
Our principal executive offices are located at No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China. Our telephone number at this address is (+86) 519 8548-2008 and our fax number is (+86) 519 8517-6025. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.trinasolar.com. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.
B. Business Overview
Overview
We are an integrated solar-power products manufacturer based in China. Since we began our solar-power products business in 2004, we have integrated the manufacturing of ingots, wafers and solar cells for use in our PV module production. Our PV modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide.
We produce standard monocrystalline PV modules ranging from 165 watts (W) to 230 W in power output and multicrystalline PV modules ranging from 210 W to 230 W in power output. Our PV modules are built to general specifications as well as to our customers’ and end-users’ specifications. We sell and market our products worldwide, including in a number of European countries, such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. We are also targeting sales in emerging solar power markets such as the Benelux market, China, Czech Republic, France, South Korea and the United States. We sell our products to distributors, wholesalers and PV system integrators, including Enipower Spa, Gestamp Solar S.L. and IBC Solar AG.

In the past, we addressed the industry-wide shortage of polysilicon by establishing supply relationships with several global and domestic silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies. As a result, we have developed strong relationships with several suppliers. In addition, our experience and know-how in manufacturing monocrystalline based products have enabled us to use a portion of low-cost, reclaimable silicon raw materials in the production of ingots, as compared to other manufacturing methods generally used in the industry. We also expanded our platform in November 2007 to include the production of multicrystalline ingots, wafers and solar cells for use in our PV module production. In 2008, we used a higher proportion of virgin polysilicon than in the past several years as polysilicon became widely available in the market and we were able to have access to high quality and a stable supply of polysilicon. In the fourth quarter of 2008, reclaimable silicon materials accounted for no more than 25% of our total silicon requirements, compared to approximately 80% in the fourth quarter of 2007. We purchase polysilicon and reclaimable silicon materials from our network of over 20 suppliers. We also capitalize on our low-cost manufacturing capability in China to produce quality products at competitive costs.
As of December 31, 2008, we had an annual module manufacturing capacity of approximately 350 megawatts (MW). We expect to increase our total annual production capacity from ingots to PV modules by up to 200 MW to a total of up to 550 MW by the end of 2009. The specific increase will be based on market visibility in both customer demand and the commercial lending environment to finance PV system installations in our respective sales markets. We are implementing a strategy to focus on preserving cash, which includes reducing costs and reviewing and taking a prudent approach towards our capital expansion plan. Accordingly, we cannot assure you that we will not revise our capacity expansion plan after we finalize our review.
We began our research and development efforts in solar products in 1999. In 2002, we began our system integration business, in late 2004, we began our current PV module business, and in April 2007, we began our production of solar cells. In 2006, 2007 and 2008, we had net revenues of $114.5 million, $301.8 million and $831.9 million, respectively, and net income of $13.2 million, $35.4 million and $61.4 million, respectively, from our continuing operations.
Products
We design, develop, manufacture and sell PV modules. PV modules are arrays of interconnected solar cells encased in a weatherproof frame. We produce standard solar monocrystalline modules ranging from 165 W to 230 W in power output and multicrystalline modules ranging from 210 W to 230 W in power output, built to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. The variation in power output is based on the conversion efficiency of the cells used in our PV modules, as well as the types of cells. We assemble PV modules either from monocrystalline or multicrystalline cells. We also design and produce PV modules based on our customers’ specifications. Our PV modules are sealed, weatherproof and able to withstand high levels of ultraviolet radiation and moisture. We sell our modules under our own brand.

Manufacturing
We manufacture ingots, wafers, cells and modules. As of December 31, 2008, our facilities include ingot, wafer, cell and module production lines with annual manufacturing capacity of approximately 350 MW for each segment in our value chain. We expect to increase our total annual production capacity from ingots to PV modules by up to 200 MW in 2009. The specific increase will be based on market visibility in both customer demand and the commercial lending environment to finance PV system installations in our respective sales markets. We are implementing a strategy to focus on preserving cash, which includes reducing costs and reviewing and taking a prudent approach towards our capital expansion plan. Accordingly, we cannot assure you that we will not revise our capacity expansion plan after we finalize our review. The following table sets forth our manufacturing capacity and production output in MW equivalent of module production as a result of our ramp-up for each of our facilities.

						Estimated Maximum
						Annual
		Annual				Manufacturing
	Manufacturing	Manufacturing		Production Output		Capacity as of
Manufacturing	Commencement	Capacity as of		for the Year Ended		December 31,
Facility	Date	December 31, 2008		December 31, 2008		2009
Silicon ingots	August 2005	350 MW	(1)	166 MW	(2)	550 MW
Silicon wafers	February 2006	350 MW	(1)	194 MW	(2)	550 MW
Solar cells	April 2007	350 MW	(1)	209 MW	(2)	550 MW
PV modules	November 2004	350 MW	(1)	211 MW		550 MW

(1)	These are approximate figures due to discrepancies of the manufacturing capacity for each stage of our solar power value chain.

(2)	Includes modules produced but not shipped as of December 31, 2008.
•	Silicon feedstock. We purchase polysilicon and reclaimable silicon raw materials from various suppliers, including silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies. We test and categorize reclaimable silicon raw materials based on their technical properties. These reclaimable silicon raw materials then undergo mechanical grinding and chemical cleaning before they are mixed using our proprietary formula. Our ability to mix the materials in the right proportion is critical to the production of high-quality silicon ingots. In the fourth quarter of 2008, we had an average silicon usage of approximately 6.3 grams per watt, compared to approximately 8.0 grams per watt in the fourth quarter of 2007.

•	Ingots. We began manufacturing monocrystalline ingots in August 2005 with pulling machines. As of December 31, 2008, we had 110 pulling machines for manufacturing monocrystalline ingots, which can yield 110 MW of modules annually based on current manufacturing processes, and 45 directional solidification system (DSS) furnaces for the manufacturing of multicrystalline ingots, which can yield 240 MW of modules annually based on current manufacturing processes.

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

•	Wafers. Currently, we slice monocrystalline wafers to a 170 micron or 180 micron thickness and multicrystalline wafers to a 180 micron thickness, while maintaining a low breakage rate. We began manufacturing wafers in February 2006. After the ingots are inspected, monocrystalline ingots are squared by squaring machines. Through high-precision cutting techniques, the squared ingots are then sliced into wafers by wire saws using steel wires and silicon carbon powder. To produce multicrystalline wafers, multicrystalline ingots are first cut into pre-determined sizes. After a testing process, the multicrystalline ingots are cropped and the usable parts of the ingots are sliced into wafers by wire saws by the same high-precision cutting techniques as used for slicing monocrystalline wafers. After being inserted into frames, the wafers go through a cleansing process to remove debris from the previous processes, and are then dried. Wafers are inspected for contaminants then packed and transferred to our solar cell production facilities. Our annual wafer manufacturing capacity as of December 31, 2008 was approximately 350 MW of modules based on current manufacturing processes.

•	Solar cells. We currently produce our own solar cells for use in our PV modules. We have historically purchased solar cells from third-party solar cell manufacturers. After we installed our ingot and wafer production lines, we began manufacturing ingots and wafers in-house and outsourced the fabrication of solar cells to solar cell manufacturers. To reduce our dependence on third-party solar cell manufacturers and to increase our efficiencies both in solar cell and PV module manufacturing, we began the production of monocrystalline cells in April 2007 and achieved a conversion efficiency of up to 17.5% as of December 31, 2008. In November 2007, we began producing multicrystalline cells and achieved a conversion efficiency of up to 16.3% as of December 31, 2008. In 2008, we were able to meet our solar cell needs with our in-house production capabilities. We currently have 14 production lines with an annual manufacturing capacity of approximately 350 MW.

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

•	PV modules. We began module manufacturing in November 2004. We increased our annual manufacturing capacity of modules from approximately 6 MW per year as of November 2004 to approximately 350 MW per year as of December 31, 2008. We currently have 26 production lines.

To assemble PV modules, we interconnect multiple solar cells by taping and stringing the cells into a desired electrical configuration. The interconnected cells are laid out, laminated in a vacuum, cured by heating and then packaged in a protective light-weight aluminum frame. Through this labor-intensive process, our PV modules are sealed and become weatherproof and are able to withstand high levels of ultraviolet radiation and moisture.

PV module assembly remains a labor intensive process. We leverage China’s lower labor costs by using a greater degree of labor in our manufacturing process when it proves to be more efficient and cost-effective than using automated equipment. We are in close proximity to Chinese solar equipment manufacturers that offer many of the solar manufacturing equipment we require at competitive prices compared to most similar machinery offered by international solar equipment manufacturers.
Depending on prevailing market prices of silicon raw materials, from time to time we purchase ingots and wafers from manufacturers to take advantage of favorable market prices relative to other silicon raw materials. We also purchase wafers to supplement any shortfalls we have with respect to our production capacity or to take advantage of favorable market conditions. As a result, we have developed relationships with various international and domestic suppliers of ingots and wafers.
Silicon Raw Material Supplies
Our business depends on our ability to obtain silicon raw materials, including polysilicon, reclaimable silicon raw materials and, from time to time, ingots. We procure polysilicon from international manufacturers as well as international and domestic distributors, and purchase reclaimable silicon raw materials from over 20 suppliers, including semiconductor manufacturers and silicon processing companies. In addition to our headquarters, we have four offices located in Asia and Europe to conduct procurement activities. We believe our procurement team’s geographical proximity to the supply sources helps us better communicate with the suppliers and respond to them more efficiently. We believe our efforts to procure silicon raw materials from various sources will enable us to better control the silicon supply chain, increase manufacturing efficiency, and reduce margin pressure.
According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $45 to $50 per kilogram delivered in 2006 to $60 to $65 in 2007 and further increased to $60 to $75 per kilogram in 2008. In addition, according to Solarbuzz, spot prices for solar grade polysilicon were in the range of $230 to $375 per kilogram for most of the first half of 2008, rose to a peak of $400 to $450 per kilogram by mid-2008, and decreased rapidly to $150 to $300 per kilogram in the fourth quarter of 2008. Due to the industry-wide shortage of polysilicon experienced during the past few years, we have purchased polysilicon using short-term, medium-term and long-term contracts. From the fourth quarter of 2008, the price of polysilicon decreased due to the excess supply of polysilicon resulting from the slowed growth of the global solar power market. Due to excess supply, we are seeking to re-negotiate some of our existing, higher priced medium-term and long-term contracts.

We have executed agreements with suppliers to obtain our silicon raw material requirements to support our estimated production output in 2009. In addition, we are in discussions with our suppliers to secure our expected silicon raw material requirements needed for our production output in 2010. We intend to leverage the global reach of our procurement personnel to secure our silicon requirements.
We have entered into medium-term and long-term supply contracts to procure silicon feedstock of different grades with Chinese and international suppliers, which provide us with the ability to meet our future requirements. These medium-term and long-term suppliers include OCI Company Ltd. (formerly DC Chemical Co., Ltd.), Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. (a subsidiary of GCL Silicon Technology Holdings Ltd.), or Jiangsu Zhongneng, and Wacker Chemie AG. Our medium-term and long-term contracts have delivery terms beginning in 2008, 2009 or 2010 and a fixed price or a price to be determined on a quarterly or annual basis. Several of our long-term contracts contain price adjustment clauses that offer a market-linked price formula that would apply if the market price is lower than the originally agreed price in any given year. These contracts also require us to make an advance payment of a certain negotiated amount. We are currently renegotiating some of our higher priced medium-term and long-term contracts.
To secure sufficient feedstock to support our current and planned sales growth, in March 2008, we entered into a long-term polysilicon supply agreement with Jiangsu Zhongneng, which was supplemented by a supplemental agreement entered into in August 2008. Under this agreement and its supplemental agreement, Jiangsu Zhongneng is required to supply to us an aggregate of 1,726 metric tons of polysilicon, with 226 metric tons delivered in 2008 and 1,500 metric tons to be delivered in 2009. Jiangsu Zhongneng is also required to supply us with an aggregate of 15,200 metric tons of polysilicon and 912.0 million wafers in the period starting from 2010 to 2015. The prices of the polysilicon and wafers are predetermined subject to periodic adjustments. Jiangsu Zhongneng operates a polysilicon production facility in the Jiangsu Province, China. The wafer purchases will allow us to supplement any shortfalls we have with respect to our production capacity and to take advantage of favorable market prices.
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

Certification Test Date	Certification or Test Standard	Relevant Products

December 2007	ISO 9001:2000 quality system certification	Manufacturing and sales of silicon, ingots, casting, silicon wafers, solar cells and PV modules

April 2008	Golden Sun product certification	PV modules sold in China

August 2008	UL 1703 certification	PV modules sold in the United States

September and October 2008	ASU-PTL product certification	PV modules sold in Europe

December 2008	ISO14001:2004 environmental management system	Manufacturing and sales of silicon, ingots, casting, silicon wafers, solar cells and PV modules

December 2008	VDE product certification	PV modules sold in Europe

October 2007, November 2007, December 2007 and December 2008	CE certification	PV modules sold in Europe

February 2009	South Korean module certificate	PV modules sold in South Korea

March 2008, May 2008, October 2008 and February 2009	ICIM product certification	PV modules sold in Italy

August 2006, June 2007, July 2007, February 2009 and April 2009	TÜV product certification	PV modules sold in Europe
Customers and Markets
We currently sell our PV modules primarily to distributors, wholesalers and PV system integrators. Our focus on which type of clients depends largely on the demand in the specific markets. Distributors and wholesalers tend to be large volume purchasers. PV system integrators typically design and sell integrated systems that include our branded PV modules along with other system components. Some of the PV system integrators also resell our modules to other system integrators. Our major customers for 2008 included Enipower Spa, Gestamp Solar S.L. and IBC Solar AG.
A small number of customers have historically accounted for a majority of our net sales. The top five of our customers collectively accounted for approximately 48.9%, 33.5% and 41.9% of our net revenues in 2006, 2007 and 2008, respectively. The top customer, IBC Solar AG, contributed approximately 9.8% of our net revenues in 2008.
We currently sell most of our PV modules to customers located in Europe. Solar manufacturers like us have capitalized on government and regulatory policies for the promotion of solar power in many jurisdictions. In order to continue growing our sales and to reduce our exposure to any particular market segment, we intend to broaden our geographic presence and customer base. While Germany continues to be a major market for us, we have significantly expanded our sales of PV modules to several solar power markets, including Spain, Italy, Belgium and Greece. In 2007 and 2008, we signed several agreements with well-recognized companies in Spain, Germany, Italy and Belgium. These sales are conducted in line with our goals of increasing our market presence in Europe outside of Germany and building our brand as one of the top global solar brands. In 2008, the Spanish market contributed to the accelerated growth in the market demand for solar products, but contributed to the shortfall in demand globally after the government policy shift in September 2008. Although the policy shift has impacted the demand in the Spanish market, our customers in Spain also purchase large quantities of solar products for projects to be developed outside of Spain, which, we believe, will offset some of the impact. In 2008, we have also targeted our sales in emerging solar power markets such as China, Czech Republic, France, South Korea and the United States.

The following table sets forth our total net revenues by geographical region for the periods indicated:

	Year Ended December 31,
	2006		2007		2008
	Total Net		Total Net		Total Net
Region	Revenues	Percent	Revenues	Percent	Revenues	Percent
	(in thousands, except for percentages)
Europe
Germany	$49,052	42.8%	$94,733	31.4%	$198,529	23.9%
Spain	43,448	37.9	120,831	40.0	270,549	32.5
Italy	—	—	54,695	18.1	149,685	18.0
Others	10,862	9.6	21,041	7.0	136,641	16.4

Europe Total	103,362	90.3	291,300	96.5	755,404	90.8
China	10,632	9.3	6,373	2.1	30,390	3.7
Others	506	0.4	4,146	1.4	46,107	5.5

Total	$114,500	100.0%	$301,819	100.0%	$831,901	100.0%

We conduct our PV module sales typically through short-term contracts with terms of one-year or less, or long-term sales or framework contracts with terms of three to five years. Our short-term contracts provide for an agreed sales volume at a fixed price. Under our long-term sales or framework contracts, we are obligated to sell our products at a price to be negotiated three to six months prior to delivery. Such contracts provide for a fixed sales volume or a fixed range of sales volume. Compared to short-term contracts, we believe our long-term sales contracts not only provide us with better visibility into future revenues, but also help us enhance our relationships with our customers.
We typically require our customers to pay a certain percentage of the purchase price as an advance payment within a short period after signing their sales contracts. The percentage of advance payments varies depending on the credit status of our customer, our relationship with the customer, market demand and the terms of the particular contract. Our contracts stipulate different post-delivery payment schedules based on the credit worthiness of the customer. We have also increased our sales to customers using credit sales, generally with payments due within two to five months. To minimize credit risk of our accounts receivables, we require these customers to secure payment by letters of credit issued by banks.
Pursuant to our sales contracts, we provide customers with warranty services. In the past, our PV modules were typically sold with a two-year warranty for defects in materials and workmanship and a minimum power output warranty for up to 25 years following the date of purchase or installation. In 2008, we extended the warranty for defects in materials and workmanship from two years to five years.

Sales and Marketing
We market and sell our solar power products primarily to distributors, wholesalers and PV system integrators, such as Enipower Spa, Gestamp Solar S.L. and IBC Solar AG. Our sales staff is becoming more internationally based in recent years, with several of our sales staff now located in Europe, the United States and South Korea. Support for our sales staff remain based in Changzhou, China. Our marketing programs include industry conferences, trade fairs and public relations events. Our sales and marketing group works closely with our research and development and manufacturing groups to coordinate our product development activities, product launches and ongoing demand and supply planning. In 2007, we established representative offices in Munich, Germany and Barcelona, Spain, which are dedicated to regional sales. In December 2008, we established warehouse operations in Rotterdam, a key port city in the Netherlands, which strengthens our distribution network in Europe.
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
As of December 31, 2008, we had 18 issued patents and 54 patent applications pending in China. We obtained an additional four patents in 2009. Sixty-five of our issued patents and our pending patent applications relate to technology that we are currently using, including technology relating to improvements to the solar power product manufacturing process and integration of construction elements into our PV modules or solar systems. Eleven of our issued patents relate to technology that we do not use in our current production of solar power products. As we expand our product portfolio, continue our expansion into solar cell manufacturing and enter into polysilicon manufacturing in the future, we believe that the development and protection of our intellectual property will become more important to our business. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide a significant competitive advantage to us.
We have registered as a trademark the logo “Trina” in Singapore, Switzerland, Morocco, Taiwan, Thailand, Croatia, South Korea and the Philippines. We also have registered as a trademark the logo “Trinasolar” in Singapore, Switzerland, Morocco, Taiwan, South Korea and Turkey. We have pending trademark registration applications for the logo “Trina” in the PRC, the United States, Australia, Japan, the EU and several other countries. We have pending trademark registration applications for the logo “Trinasolar” in the PRC, the United States, Australia, Japan, the EU and several other countries. We also filed a trademark registration application for the logo “” with the trademark office in the PRC in December 2007.

Competition
The market for solar power products is competitive and fast evolving. We expect to face increasing competition, which may result in price reductions, reduced margins or loss of market share. We believe that the key competitive factors in the market for PV modules include:
•	manufacturing efficiency;

•	power efficiency and performance;

•	price;

•	strength of supplier relationships;

•	aesthetic appearance of PV modules; and

•	brand name and reputation.
We compete with other module manufacturing companies such as Sharp Electronic Corporation, Suntech Power Holdings Co., Ltd., Yingli Green Energy Holding Co., Ltd. and Mitsubishi Electric Corporation. We believe one of our key advantages over some of these competitors is our high degree of vertical integration, which was strengthened with the completion of our solar cell plant. Some of our competitors have also become vertically integrated, from silicon wafer manufacturing to solar power system integration, such as Renewable Energy Corporation ASA and SolarWorld AG. Many of our competitors have a stronger market position than ours and have greater resources and better brand recognition than we have. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs.
The barriers to entry are relatively low in the PV module manufacturing business, given that manufacturing PV modules is labor intensive and requires limited technology. Because of the scarcity of polysilicon in the past few years, supply chain management and financial strength were the key barriers to entry. As the shortage of polysilicon has eased recently, these barriers are less significant and many new competitors may enter the industry and cause the industry to rapidly become over-saturated. Many mid-stream solar products manufacturers have been seeking to move downstream to strengthen their position in regional markets. They are expected to leverage on their existing sales capacity as the industry faces challenges posed by the economic downturn. In addition, we may also face new competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar cells. Decreases in polysilicon prices and increases in PV module production could result in substantial downward pressure on the price of PV modules and intensify the competition we face.

Environmental Matters
We believe we have obtained the environmental permits necessary to conduct our business. Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. However, we have devoted efforts to reduce such wastes to acceptable levels. We have installed various types of anti-pollution equipment in our facilities to reduce, treat and, where feasible, recycle the wastes generated in our manufacturing process. We believe we are currently in compliance with all applicable environmental laws and regulations. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or a cessation of operations.
Insurance
We maintain property insurance policies with reputable insurance companies for covering our equipment, facilities, buildings and their improvements, and office furniture. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. We maintain director and officer liability insurance for our directors and executive officers. We do not maintain product liability insurance. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China. However, significant damage to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operation. We paid an aggregate of approximately $1.0 million in insurance premiums in 2008. The increase in premium was largely due to an increase in the scope of our insurance coverage, including our purchase of business interruption insurance.
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
Restriction on Foreign Ownership
The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of October 31, 2007), or the Catalogue. The Catalogue classifies industries into four categories: encouraged, permitted, restricted and prohibited. As confirmed by the government authorities, Trina China, our operating subsidiary, is engaged in an encouraged industry. Trina China is permitted under the PRC laws to be wholly owned by a foreign company. Trina China is, accordingly, also entitled to certain preferential treatment granted by the PRC government authorities, such as exemption from tariffs on equipment imported for its own use.
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
In February 2007, Jiangsu Province State Tax Bureau, where Trina China is registered, approved Trina China’s application for tax holiday in conjunction with an increase of $32.7 million in its registered capital, from $7.28 million in August 2005 to $40.0 million in July 2006. In accordance with the approval of Jiangsu Province State Tax Bureau, Trina China is exempt from income taxes for 81.8% of its taxable profit, representing the proportion of its increase in registered capital from August 2006 to December 2007, followed by a 50% relief in its tax rate from 2008 to 2010. The 2006 income tax was calculated based on a tax rate of 12% because Jiangsu Province State Tax Bureau did not issue their approval until February 2007. Accordingly, for 2007, an income tax rate of 12% applies to 18.2% of Trina China’s taxable profit, and 81.8% of its taxable profit is exempt from income taxes. The additional capital investments made in 2008 were not entitled to additional tax holidays. Due to varying applicable tax rates in each quarter of 2008 caused by the various additional capital investments, the tax authority agreed that we could use a blended EIT rate for 2008.
China’s parliament, the National People’s Congress, adopted the Enterprise Income Tax Law on March 16, 2007. On December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT Law, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the new EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the new EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein. In September 2008, Trina China obtained the High and New Technology Enterprise Certificate with a valid term of three years starting from 2008. Therefore, Trina China is entitled to a preferential income tax rate of 15% in 2008, 2009 and 2010 as long as it maintains its qualification as a “high and new technology enterprise” under the new EIT Law. In addition, in April 2009, we received a notice from the State Tax Bureau of Changzhou Hi-tech Development Zone notifying us that the exemption and 50% tax reduction for Trina China’s taxable profit representing the proportion of increase in registered capital expired on December 31, 2007. As a result, we expect to make an additional income tax payment of $6.5 million during the year ended December 31, 2009.

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
Foreign Currency Exchange
Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and 2008 and various regulations issued by SAFE, and other relevant PRC government authorities, the Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interests and dividends. An enterprise can choose to either keep or sell its foreign exchange income under the current account to financial institutions authorized to engage in foreign exchange settlement or sales business. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.
Payments for transactions that take place within the PRC must be made in Renminbi. Absent circumstances specified under Chinese laws and regulations, upon approvals from SAFE, an enterprise can choose to either keep or sell its foreign exchange income under capital account to financial institutions authorized to engage in foreign exchange settlement and sales business. On the other hand, FIEs may retain foreign exchange in accounts with designated foreign exchange banks, subject to a cap set by SAFE or its local counterpart.
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
Under these regulations, foreign invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective after-tax profits based on PRC accounting standards each year, if any, to fund its general reserves fund, until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Wholly foreign-owned enterprises are also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners.
In addition, under a new PRC tax law that became effective in January 2008, dividends from Trina China to us may become subject to a 10% withholding tax. See “—Tax.”

C. Organizational Structure
The following table sets out the details of our subsidiaries:

Name	Country of Incorporation	Ownership Interest
Top Energy International Limited	Hong Kong	100%
Changzhou Trina Solar Energy Co., Ltd.	China	100%
Trina Solar Korea Limited	South Korea	100%
In December 2007, we established Trina Solar (Lianyungang) Co., Ltd. in Lianyungang, Jiangsu Province, as a part of our plan to establish a 10,000 metric ton polysilicon production facility. In April 2008, we decided to discontinue our development plan. Trina Solar (Lianyungang) Co., Ltd. was dissolved in April 2009.
D. Property, Plant and Equipment
All of our research, development and manufacturing of ingots, wafers, cells and PV modules are conducted at our facilities in Changzhou, China, where we occupy a site area of approximately 152,526 square meters for the facilities currently owned and operated by us. We have also reserved a site area of approximately 456,502 square meters for our future production capacity expansion. In 2008, we received approvals from China’s National Development and Reform Commission for investment relating to a capacity expansion project of up to 500MW in our new East Campus manufacturing zone. The facilities, to be completed by 2011, will also include a co-located technology research center. In 2008, we commenced groundwork for this project. Furthermore, we expect to increase our total annual production capacity from ingots to PV modules from the current approximately 350 MW by up to 200 MW to a total of up to 550 MW by the end of 2009. See “—B. Business Overview—Manufacturing” for more details. We believe our current and planned facilities will meet our current and foreseeable requirements.
We selectively use automation to enhance the quality and consistency of our finished products and improve efficiency in our manufacturing processes. We use manufacturing equipment purchased primarily from Chinese solar equipment suppliers. Other critical equipment is sourced worldwide. Key equipment used in our manufacturing facilities includes ingot pulling machines, DSS furnaces, high-precision wafer sawing machines, diffusion furnaces, screen print machine sets and automatic laminators. Set forth below is a list of our major equipment as of December 31, 2008:

Manufacturing		No. of Units in Operation as of
Facility	Major Equipment	December 31, 2008	Source (Country)
Silicon ingots	Ingot pulling machines	110	China
	DSS furnaces	45	United States
Silicon wafers	Wafer sawing machines	62	Switzerland
Solar cells	Diffusion furnaces	54	Germany
	Screen print machine sets	14	Italy
PV modules	Automatic laminators	26	China

In May and August 2007, we entered into agreements with Meyer Burger AG to purchase 38 and 265 wafer sawing machines, respectively, for delivery through 2010. In September 2007, we entered into an agreement with GT Solar, which was subsequently amended in March 2009, to purchase 57 DSS furnaces. Under this agreement and the subsequent amendment, 36 DSS furnaces were delivered in 2008, with the remaining furnaces to be delivered before June 30, 2011.
With respect to encumbrances, as of December 31, 2008, we pledged our equipment of a total appraised value of RMB1,402.8 million ($205.3 million) to secure repayment of our borrowings of RMB396.5 million ($58.0 million). As of December 31, 2008, we mortgaged 152,525 square meters of our facilities to secure repayment of our borrowings of RMB99.0 million ($14.5 million).
For a discussion of our capital expenditures targeted for our capacity expansion, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”
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
A. Operating Results
Overview
We are an integrated solar-power products manufacturer based in China. Since we began our solar-power products business in 2004, we have integrated the manufacturing of ingots, wafers and solar cells for use in our PV module production. Our PV modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide.
We produce standard monocrystalline PV modules ranging from 165 W to 230 W in power output and multicrystalline PV modules ranging from 210 W to 230 W in power output. Our PV modules are built to general specifications as well as to our customers’ and end-users’ specifications. We sell and market our products worldwide, including in a number of European countries, such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. We are also targeting sales in emerging solar power markets such as the Benelux market, China, Czech Republic, France, South Korea and the United States. We sell our products to distributors, wholesalers and PV system integrators, including Enipower Spa, Gestamp Solar S.L. and IBC Solar AG.
Our net revenues have increased rapidly in recent years. In 2008, our net revenues were $831.9 million compared to $301.8 million in 2007. Our net revenues increased primarily due to our increased sales and manufacturing capacity as demand for our company’s branded products remained strong. In addition, we recorded net income from continuing operations of $61.4 million in 2008 compared to net income of $35.4 million in 2007.

The most significant factors that affect the financial performance and results of operations of our solar products business are:
•	industry demand;

•	government subsidies and economic incentives;

•	availability and prices of polysilicon and reclaimable silicon raw materials;

•	vertically integrated manufacturing capabilities; and

•	product pricing.
Industry Demand
Our business and revenue growth depends on market demand for solar power. Although solar power technology has been used for several decades, the global solar power market has only grown significantly in the past several years. According to Solarbuzz, the global solar power market, as measured by annual solar power system installed capacities, grew at a CAGR of 53.0% from 1,086 MW in 2004 to 5,948 MW in 2008. According to a Solarbuzz forecast named “Green World,” in one of several possible scenarios, annual solar power system installed capacity may further increase to 14,792 MW in 2013, and solar power industry revenue may increase from $37.1 billion in 2008 to $53.6 billion in 2013, which we believe will be driven largely by growing market demand, rising grid prices and government initiatives.
In the fourth quarter of 2008, the global solar power industry experienced a precipitous decline in demand. During the same period, the global supply of solar products began to exceed the global demand due to excess production capacity and the global economic downturn, which resulted in the decline in the prices of solar products. The demand for solar products is affected by macroeconomic factors such as the worldwide credit crisis, the devaluation of the Euro, the supply and price of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. We cannot assure you that demand for solar products in 2009 will exceed the demand for solar products in 2008 or that the oversupply of solar products will not continue to exist in 2009. Pleases see “Item 3. Key Information — D. Risk Factors” for discussions of the risks related to declining industry demand for solar products.
Government Subsidies and Economic Incentives
We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of power provided by the electric utility grid in many locations, when upfront system costs are factored into cost per kilowatt. As a result, governmental bodies in many countries, most notably China, Germany, Italy, Japan, Spain, South Korea and the United States, have provided subsidies and economic incentives to reduce dependency on non-renewable sources of energy. These subsidies and economic incentives have come in the form of capital cost rebates, feed-in tariffs, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products.

The demand for PV modules in our targeted or potential markets is affected significantly by these government subsidies and economic incentives. According to Solarbuzz, Spain had the largest PV market in 2008, with a market size of 2.46 GW, which accounted for 41% of global PV market demand in 2008. Germany had a market size of 1.85 GW and accounted for 31% of the global PV market demand in 2008. The rapid rise of the Spanish market was largely due to a government policy that set feed-in tariff terms at attractive rates. However, in September 2008, the Spanish government introduced a cap of 500 MW for the feed-in tariff in 2009, which has resulted in limiting the demand in the grid-connected market in Spain. The policy shift also contributed in part to the decline in global PV market demand in the fourth quarter of 2008. Although the policy shift has impacted the demand in the Spanish market, our customers in Spain also purchase large quantities of solar products for projects to be developed outside of Spain, which, we believe, will offset some of the impact.
In 2007, Germany and Spain accounted for 31.4% and 40.0% of our net revenues, respectively, and in 2008, Germany and Spain accounted for 23.9% and 32.5% of our net revenues, respectively. While we expect Germany and Spain to continue to generate significant sales revenues, we will continue to diversify our revenues by expanding our business presence in markets such as the Benelux market, China, Czech Republic, France, Italy, South Korea and the United States.
We believe that China will become one of our key focused markets. In March 2009, the Chinese government announced new rules to support PV applications in rural and remote areas, which would allow for meaningful development of a PV market in China. The Chinese government offers subsidies to assist construction of building integrated PV applications in urban and remote areas, establishment of the technical standards on the installation of PV products on buildings, as well as integration and promotion of key universal PV building technologies. According to the rules, to receive the subsidies, the installed capacity of a project shall be more than 50 KW and the conversion efficiency of monocrystalline products must be higher than 16%. Priority will be given to the usage of PV modules for Building Integrated (“BI”) PV projects and grid-type projects, as well as projects for public buildings.
Availability and Prices of Polysilicon and Reclaimable Silicon Raw Materials
Polysilicon is an essential raw material for our business. Our proprietary process technology allows us to use a high proportion of reclaimable silicon raw materials in the production of monocrystalline and multicrystaline silicon ingots. In 2008, we used a higher proportion of virgin polysilicon than in the past several years as polysilicon became widely available in the market and we were able to have access to high quality and a stable supply of polysilicon. In the fourth quarter of 2008, reclaimable silicon materials accounted for no more than 25% of our total silicon requirements, compared to approximately 80% in the fourth quarter of 2007. We purchase polysilicon and reclaimable silicon materials from our network of over 20 suppliers.
Increases in the price of polysilicon have in the past increased our production costs and impacted our cost of revenues and net income. According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $45 to $50 per kilogram delivered in 2006 to $60 to $65 in 2007 and further increased to $60 to $75 per kilogram in 2008. In addition, according to Solarbuzz, spot prices for solar grade polysilicon were in the range of $230 to $375 per kilogram for most of the first half of 2008, rose to a peak of $400 to $450 per kilogram by mid-2008 and decreased rapidly to $150 to $300 per kilogram in the fourth quarter of 2008. We believe the average price of polysilicon will continue to decrease in 2009.

We purchase polysilicon from silicon distributors and silicon manufacturers by contract. We generally do not purchase polysilicon on the spot market. For procurement of polysilicon, we enter into short-term, medium-term and long-term contracts. Our short-term contracts have terms of no more than one year each. The contracts provide for a fixed price and fixed amount and generally require prepayment prior to shipment. Most of the contracts give us the right to reject any shipment by our suppliers that does not meet our quality standards based on grade levels, such as semiconductor grade or solar grade, of the polysilicon. The contracts also specify a time period during which we can inspect the goods to ensure their quality. Our medium-term contracts have terms ranging from one to three years, and our long-term contracts have terms ranging from five to eight years. These contracts generally have a fixed amount and fixed price subject to adjustments or variable price and require us to make an advance payment of a certain negotiated amount. Our medium-term and long-term suppliers include OCI Company Ltd. (formerly DC Chemical Co., Ltd.), Jiangsu Zhongneng, and Wacker Chemie AG. These medium-term and long-term contracts have delivery terms beginning in 2008, 2009 or 2010 and a fixed price or a price to be determined on a quarterly or annual basis. Several of our long-term contracts contain price adjustment clauses that offer a market-linked price formula that would apply if the market price is lower than the originally agreed price in any given year. These contracts also require us to make an advance payment of a certain negotiated amount. Due to excess supply of polysilicon in the market in late 2008 and early 2009, we are renegotiating some of our existing, higher priced medium-term and long-term contracts.
The costs of reclaimable silicon raw materials have historically been significantly less than the costs of polysilicon. However, due to the solar power industry’s demand for reclaimable silicon raw materials, prices of these reclaimable silicon raw materials increased in most of 2008, but decreased in late 2008 in line with the decrease in the price of polysilicon. We purchase reclaimable silicon raw materials from various suppliers, including semiconductor manufacturers and silicon processing companies.
For the procurement of reclaimable silicon raw materials, we generally enter into short-term contracts with terms of no more than six months each. The contracts provide for a fixed price and fixed amount and generally require prepayment prior to shipment. Most of the contracts give us the right to reject any shipment by our suppliers that does not meet our quality standards based on usability and resistivity of the materials. The contracts also specify a time period during which we can inspect the goods to ensure their quality.
Given the current state of the industry, suppliers of polysilicon and reclaimable silicon raw materials typically require customers to make payments in advance of shipment. Our suppliers generally require us to make a prepayment at a certain percentage of the order value prior to shipping. Due to the availability of polysilicon, prepayment as a percentage of the entire contract has been reducing. However, the purchase of silicon raw materials will continue to require us to make significant working capital commitments beyond the capital generated from our cash flows from operations. We are required to manage our borrowings to support our raw material purchases.
In 2007, we planned to establish a 10,000 metric ton polysilicon production facility to provide us with qualified polysilicon feedstock. In December 2007, we established Trina Solar (Lianyungang) Co., Ltd. in Lianyungang, Jiangsu Province, in connection with this development plan. In April 2008, we decided to discontinue our development plan because we were able to secure sufficient quantities of polysilicon feedstock through medium-term and long-term contracts, and we anticipated favorable changes in the polysilicon supply environment. Trina Solar (Lianyungang) Co., Ltd. was dissolved in April 2009.

Vertically Integrated Manufacturing Capabilities
We believe that our vertical integration strategy has allowed us, and will continue to allow us, to capture value throughout the solar power value chain, achieve better quality control of our products and realize synergistic cost savings. We began commercial production of solar cells in April 2007, which favorably impacted our margins and helped to offset negative factors such as a decrease in average selling price and increasing polysilicon prices. In the fourth quarter of 2007, we met approximately 75% of our needs for solar cells with our in-house production. In 2008, we were able to meet our solar cell needs with our in-house production capabilities. Currently, we have 14 production lines with an annual manufacturing capacity of approximately 350 MW.
Specifically, we believe our vertically integrated business model has allowed us to:
•	reduce excess costs, such as those associated with packaging and transportation, and the breakage loss that occurs during shipment between various production locations;

•	shorten production cycle and improve value chain coordination; and

•	discontinue our reliance on toll manufacturing and capture upstream or downstream profit margins.
Depending on prevailing market prices of silicon raw materials, from time to time we purchase ingots and wafers from manufacturers to take advantage of favorable market prices relative to other silicon raw materials. We also purchase wafers, from time to time, to supplement any shortfalls we have with respect to our production capacity or to take advantage of favorable market conditions. As a result, we have developed relationships with various international and domestic suppliers of ingots and wafers.
Product Pricing
We began selling our PV module products in November 2004. Our PV modules are priced based on the number of watts of electricity they generate as well as the market price per watt for PV modules. We price our standard PV modules based on the prevailing market prices at the time we enter into sales contracts with our customers or our customers place their purchase orders with us, taking into account the size of the contract or the purchase order, the strength and history of our relationship with each customer, and our silicon raw materials costs. In the fourth quarter of 2008, global solar power industry demand decreased precipitously due to the global economic downturn, and this decline in demand may continue in the first half or all of 2009. During the same period, the global supply of solar products began to exceed the global demand due to excess production capacity and the global economic downturn, which resulted in a decline in the price of PV modules.
The average selling price per watt of our PV modules decreased from $3.98 in 2006 to $3.80 in 2007 and increased to $3.92 in 2008. The increase in the average selling price of our PV modules in 2008 was due to an increase in demand of our PV modules in the first three quarters of 2008, driven largely by surging market demand, particularly in the Spanish market, which was offset by a decrease in the average selling price of our PV modules in the fourth quarter of 2008, due to the falling demand caused by the global economic downturn. Over the same period, our gross margin decreased from 26.2% in 2006 to 22.4% in 2007 and further decreased to 19.8% in 2008. If demand for solar products continues to decline, and the supply of solar products continues to grow, the average selling price of our products will be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may be adversely affected by volatile market and industry trends, in particular, the demand for solar products may decline, which may reduce our revenues and earnings” for more details.

We conduct our PV module sales typically through short-term contracts with terms of one year or less or, to a lesser extent, long-term sales or framework contracts with terms of three to five years. Our short-term contracts provide for an agreed sales volume at a fixed price. Under our long-term sales or framework contracts, we are obligated to sell our products at a price to be negotiated three to six months prior to delivery. Such contracts provide for a fixed sales volume or a fixed range of sales volume. Compared to short-term contracts, we believe our long-term sales contracts not only provide us with better visibility into future revenues, but also help us enhance our relationships with our customers. We typically require our customers to pay a certain percentage of the purchase price as an advance payment within a short period after signing their sales contracts. The percentage of advance payments varies depending on the credit status of the customer, our relationship with the customer, market demand and the terms of the particular contract. Our contracts stipulate different post-delivery payment schedules based on the credit worthiness of the customer. We have also increased our sales to customers using credit sales, generally with payments due within two to five months. To minimize credit risk of our accounts receivables, we require these customers to secure payment by letters of credit issued by banks.
Overview of Financial Results
We evaluate our business using a variety of key financial measures.
Net Revenues
Our net revenues are net of business tax, value-added tax and returns and exchanges, as applicable. We began to generate net revenues primarily from the sales of PV modules in November 2004. We generated revenues from other products and services such as system integration prior to 2006, but such revenues are not significant after 2006. Factors affecting our net revenues include average selling price per watt, market demand for our PV modules, unit volume shipped and our production capacity expansion.
In 2006, 2007 and 2008, sales to our top five customers accounted for approximately 48.9%, 33.5% and 41.9% of our net revenues, respectively, and sales to our largest customer accounted for 14.4%, 14.8% and 9.8% of our net revenues, respectively.
We currently sell most of our PV modules to customers located in Europe, in particular Germany, Italy and Spain. For an industry which end market is significantly impacted by government incentives and policies, Germany and Spain were the larges solar products markets in the past several years and accounted for the biggest concentrations of our sales. In 2008, the Spanish market contributed to the accelerated growth in the market demand for solar products, but contributed to the shortfall in demand globally after its policy shift in September 2008. Although the policy shift has impacted the demand in the Spanish market, our customers in Spain also purchase large quantities of solar products for projects to be developed outside of Spain, which, we believe, will offset some of the impact. In 2007 and 2008, we had expanded our sales into Italy and achieved one of the largest market shares in Italy. In 2007 and 2008, we also expanded our business presence in emerging solar power markets such as the Benelux market, China, Czech Republic, France, South Korea and the United States. We expect to continue to expand our customer base geographically in 2009.

The following table sets forth our total net revenues by geographical region for the periods indicated:

	Year Ended December 31,
	2006		2007		2008
	Total Net		Total Net		Total Net
Region	Revenues	Percent	Revenues	Percent	Revenues	Percent
	(in thousands, except for percentages)
Europe
Germany	$49,052	42.8%	$94,733	31.4%	$198,529	23.9%
Spain	43,448	37.9	120,831	40.0	270,549	32.5
Italy	—	—	54,695	18.1	149,685	18.0
Others	10,862	9.6	21,041	7.0	136,641	16.4

Europe Total	$103,362	90.3	$291,300	96.5	$755,404	90.8
China	10,632	9.3	6,373	2.1	30,390	3.7
Others	506	0.4	4,146	1.4	46,107	5.5

Total	$114,500	100.0%	$301,819	100.0%	$831,901	100.0%

Cost of Revenues
Our cost of revenues consists primarily of:
•	Silicon raw materials. Silicon raw materials comprise the majority of our cost of revenues. We purchase polysilicon and reclaimable silicon raw materials from various suppliers, including silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies.

•	Other direct materials. Such materials include direct materials for the production of PV modules such as plastic, metallic pastes, tempered glass, laminate material, connecting systems and aluminum frames.

•	Toll manufacturing. Prior to 2008, we entered into toll manufacturing arrangements by providing wafers to toll manufacturers for processing and receiving solar cells from them in return. The toll manufacturing cost is capitalized as inventory, and recorded as a part of our cost of revenues when our finished PV modules are sold. In 2008, we were able to meet our solar cell needs with our in-house production capabilities and we have discontinued our reliance on toll manufacturers for processing solar cells. From time to time, we purchase wafers to supplement any shortfalls as we rapidly increase our production capacity.

•	Overhead. Overhead costs include equipment maintenance and utilities such as electricity and water used in manufacturing.

•	Direct labor. Direct labor costs include salaries and benefits for our manufacturing personnel.

•	Depreciation of facilities and equipment. Depreciation of manufacturing facilities and related improvements is provided on a straight-line basis over the estimated useful life of 10 to 20 years and commences from the date the facility is ready for its intended use. Depreciation of manufacturing equipment is provided on a straight-line basis over the estimated useful life of five to ten years, commencing from the date that the equipment is placed into productive use.
Our cost of revenues is affected by our ability to control raw material costs, to achieve economies of scale in our operations, and to efficiently manage our supply chain, including our successful execution of our vertical integration strategy and our judicious use of toll manufacturers to fill potential shortfalls in production capability along the supply chain.
Gross Margin
Our gross margin is affected by changes in our net revenues and cost of revenues. Our gross margins decreased from 22.4% in 2007 to 19.8% in 2008, mainly due to an increase in silicon raw material prices in the first three quarters of 2008, partially offset by an increase in the average selling price of our PV modules, and a decline in the average selling price in the fourth quarter of 2008 due to weakened demand caused by the global economic and financial climate. In the fourth quarter of 2008, our gross margin was positively impacted by significant reductions in silicon raw material costs due to improved market supply conditions. In 2008, we had a non-cash inventory provision of $21.5 million based on a revaluation of our silicon inventory as a result of the decline of market prices in the quarter, $17.0 million of which was made in the fourth quarter of 2008. We may continue to face margin compression in the sales of PV modules if the average selling price of our PV modules continues to decline and we are unable to lower our cost of revenues due to our existing, higher priced medium-term and long-term contract. As our PV module business expands, we believe additional economies of scale and successful execution of our vertical integration strategy will help to improve our margins to offset negative market trends.
Operating Expenses
Our operating expenses include selling expenses, general and administrative expenses and research and development expenses.

Selling Expenses
Selling expenses consist primarily of provisions for product warranties, freight, employee salaries, pensions, share-based compensation expenses and benefits, travel and other sales and marketing expenses. In the past, our PV modules were typically sold with a two-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. In 2008, we extended the warranty for defects in materials and workmanship from two years to five years. We accrue the estimated cost of warranty based on 1% of the revenues generated from PV modules, consistent with the average industry level. Our selling expenses as a percentage of net revenues increased from 2.2% in 2006 to 3.7% in 2007 due to the expansion of our marketing program and sales force in overseas markets, and decreased to 2.4% in 2008 due to expense control measures taken by us. We expect our selling expenses to increase in the near term consistent with the growth of our revenues as we increase our sales efforts, hire additional sales personnel, target new markets, establish representative offices and initiate additional marketing programs to build our brand.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries and benefits for our administrative personnel, compliance related consulting and professional fees and travel expenses. Our general and administrative expenses have increased since 2004, primarily due to increases in the number of our administrative employees as well as their salaries and benefits and share-based compensation expenses. Our general and administrative expenses as a percentage of net revenues decreased from 7.6% in 2006 to 5.9% in 2007 and decreased further to 5.0% in 2008 due to expense control measures taken by us. We expect our general and administrative expenses to be stable in 2009, as we continue to carefully control costs in our business. We will continue to hire additional personnel on an as needed basis and incur expenses to support our operations as a public company, including compliance-related costs.
Research and Development Expenses
Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel, share-based compensation and prototype and equipment costs relating to the design, development, testing and enhancement of our products and manufacturing process. Between 2006 and 2007, our research and development expenses increased significantly due to investment in solar cell technology in preparation of the ramp up of our solar cell production in April 2007. In 2008, our research efforts focused on four main product areas, namely ingots, wafers, solar cells and solar modules. In particular, we focused on maximizing silicon usage, development of thinner wafers (to reduce silicon use per watt), development of BIPV modules and improvement of cell efficiency. We also invested in advanced hot-zone design and process development to improve casting yield and lower casting energy consumption. Furthermore, we invested in the advanced casting and cell processing technologies to produce PV modules using UMG materials.
We will continue to expand and promote innovation in our process technologies of manufacturing ingots, wafers, cells and PV modules. In particular, we plan to focus on improving cell efficiency and developing special application modules, such as newly designed framing systems and automobile related applications. Accordingly, we expect our research and development expenses to increase as we hire additional research and development personnel and advance our research and development projects

Share-based Compensation Expenses
We adopted our share incentive plan in July 2006 and a total of 43,595,470 restricted shares and 12,642,079 share options were outstanding as of December 31, 2008. For a description of the restricted shares and share options granted, including the exercise prices and vesting periods thereof, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” Under Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide services to us in exchange for the equity award. For restricted shares granted to our employees, we record share-based compensation expense for the excess of the fair value of the restricted shares at the date of the grant over the purchase price that a grantee must pay to acquire the shares during the period in which the shares may be purchased. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options.
The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses.

	For the Year Ended December 31,
	2006			2007		2008
	(in thousands, except for percentages)
Cost of revenues	$415	(1)	15.2%	$35	2.1%	$111	2.8%
Selling expenses	323	(1)	11.8	394	22.6	512	12.7
General and administrative expenses	389	(1)	14.3	1,165	66.9	3,297	81.9
Research and development	1,600	(1)	58.7	146	8.4	105	2.6

Total share-based compensation expenses	$2,727		100.0%	$1,740	100%	$4,025	100%

(1)	In 2006, we recognized a one-time share-based compensation expense in connection with the transfer of beneficial interests in our company from a shareholder and a founder of our company to our administrative personnel.
Discontinued Operations
Prior to June 30, 2006, we were engaged in the aluminum siding business, which included the production, marketing and sale of aluminum exterior wall products used for cladding the exteriors of buildings and houses. On June 28, 2006, our board of directors resolved to discontinue our aluminum siding business and committed to a plan to settle the related liabilities and realize the related assets through the sale of scrap. Our aluminum siding operations ceased on June 30, 2006, and all of the employees from our aluminum siding business were transferred to our PV module business. We had net gains from our aluminum siding business of $91,010 and $367,916 in 2005 and 2007, respectively, and a net loss of $753,277 in 2006. The gain from our aluminum siding business in 2007 was due to the collection of accounts receivable that we had previously written off as uncollectible. In accordance with Financial Accounting Standards, or FAS, No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, the financial position and results of operations from our aluminum siding business are reflected as discontinued operations in our consolidated financial statements included elsewhere in this annual report. In December 2006, we entered into a contract to sell the manufacturing equipment and buildings with the underlying land use rights, previously used in our aluminum siding business, for a total price of RMB5.8 million ($850,128) to Mr. Weifeng Wu and Mr. Weizhong Wu, brothers-in-law of Mr. Jifan Gao, our chairman and chief executive officer. The price was determined based on the higher of two formal offers, one of which came from a third party unrelated to us, and was approved by our audit committee and all of our independent directors.

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
In 2004, we were granted a three-year extension in the 50% relief from the PRC enterprise income tax rate of 24%. As a result, Trina China was subject to a preferential enterprise income tax rate of 12% in 2006. In accordance with the tax legislations applicable to export-oriented enterprises, Trina China is entitled to a 50% relief from PRC enterprise income tax for the years in which export sales revenue exceeds 70% of total sales revenue. In 2007, Trina China was granted the 50% relief from the PRC enterprise income tax rate of 24%.
In February 2007, the State Tax Bureau of Changzhou High-Tech Industry Development Zone, or the STB, where Trina China is registered, approved Trina China’s application for tax holiday in conjunction with an increase of $32.7 million in its registered capital, from $7.3 million in August 2005 to $40.0 million in July 2006 and to $120.0 million in 2007. In accordance with the approval of the STB, Trina China is exempt from income taxes for 81.8% of its taxable profit, representing the proportion of its increase in registered capital from August 2006 to December 2007, followed by a 50% relief in its tax rate from 2008 to 2010. The 2006 income tax was calculated based on a tax rate of 12% because the STB did not issue its approval until February 2007. Accordingly, for 2007, an income tax rate of 12% applies to 18.2% of Trina China’s taxable profit, and 81.8% of its taxable profit is exempt from income taxes. The additional capital investments made in 2008 were not entitled to additional tax holidays. Due to varying applicable tax rates in each quarter of 2008 caused by the various additional capital investments, the tax authority agreed that we could use a blended EIT rate for 2008.

The new EIT Law, which became effective on January 1, 2008, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the new EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the new EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein. In September 2008, Trina China obtained the High and New Technology Enterprise Certificate with a valid term of three years starting from 2008. Therefore, Trina China is entitled to a preferential income tax rate of 15% in 2008, 2009 and 2010 as long as it maintains its qualification as a “high and new technology enterprise” under the new EIT Law. In addition, in April 2009, we received a notice from the State Tax Bureau of Changzhou Hi-tech Development Zone notifying us that the exemption and 50% tax reduction for Trina China’s taxable profit representing the proportion of increase in registered capital expired on December 31, 2007. As a result, we expect to make an additional income tax payment of $6.5 million during the year ended December 31, 2009.
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

Warranty Cost
It is customary in our business and industry to warrant or guarantee the performance of our solar module products at certain levels of power output for extended periods. In the past, our solar modules were typically sold with a two-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of delivery or installation. In 2008, we extended the warranty for materials and workmanship from two years to five years. If a solar module is defective, we will either repair or replace the module at our discretion. We maintain warranty reserves (recorded as accrued warranty costs) to cover potential liability that could arise from our warranties. Our accrued warranty cost reflects our best estimate of such liabilities. Due to our limited warranty claims to date, we accrue the estimated costs of warranties based on an assessment of our competitors and average industry level. The provision of the warranty accrues at the time of sale and is recognized as a component of selling expenses. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, we will prospectively revise our accrual rate.
Impairment of Long-lived Assets and Definite-lived Intangibles
We evaluate our long-lived assets and definite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets. The determination of fair value of the intangible and long lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. Future cash flows can be affected by factors such as changes in global economies, business plans and forecast, regulatory developments, technological improvements, and operating results. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized.
Allowance for Doubtful Accounts
We conduct credit evaluations of customers and generally do not require collateral or other security from them. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. We generally do not require collateral or other security interests from our customers when we grant them credit. However, we maintain a reserve for potential credit losses and such losses have historically been within our expectations. We raise an allowance for doubtful accounts primarily based on the age of the receivables or prepayments and other factors like the length of time receivables are passing due, previous loss history and the counterparty’s current ability to fulfill its obligation.
With respect to advances to suppliers, our suppliers are primarily suppliers of silicon raw materials. We perform ongoing credit evaluations of our suppliers’ financial conditions. We generally do not require collateral or security against advances to suppliers.

Share-based Compensation
We have granted restricted shares and share options to our directors, officers and employees. Share-based payment compensation is based on grant-date fair value and is recognized in our consolidated financial statements over the requisite service period, which is generally the vesting period. We grant our restricted shares at their fair value which generally represents the fair value of an unrestricted share less a discount calculated based on the length of time the share is restricted. For share options, determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including the expected life of the options, the price volatility of our underlying shares, the risk free interest rate, the expected dividend rate, as well as estimated forfeitures of the options. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our compensation charges may change based on changes to our actual forfeitures.
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
Income Taxes
Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In both 2007 and 2008 our deferred tax assets were reduced by a valuation allowance. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.
Derivative Financial Instruments
Foreign Currency Embedded Derivative in Supply Agreement
One of our long-term silicon supply contracts provided that the purchase price of the silicon to be acquired was denominated in U.S. dollars, which was not the functional currency of either of the contracting parties when we entered into such contract. Accordingly, the contract contained an embedded foreign currency forward contract, which was required to be bifurcated and accounted for at fair value in accordance with the provisions of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Changes in fair value are recorded in the consolidated statements of operations.

Because of the monetary controls imposed by the PRC, the determination of the fair value of a long-term foreign currency derivative requires the input of highly subjective assumptions, including estimates of forward foreign exchange rates between the U.S. dollar and Renminbi.
In calculating the fair value of the embedded derivatives, we (i) estimated the monthly purchases, and corresponding payments, based on historical usage rates, (ii) applied the estimated exchange forward rates between the U.S. dollar and Renminbi associated with each of the estimated monthly payment dates from (i) above, and (iii) applied an appropriate discount rate to the amounts obtained in (ii) above. We estimated the exchange forward rates based on the following:
(1)	Exchange forward rates for month one to 12 are available on the China on-shore market. As such, for month one to 12, we obtained the exchange forward rates from the China on-shore market.

(2)	Exchange forward rates for month 13 to 24 were computed by taking the 15th, 18th and 24th month’s exchange forward rates available from the China on-shore market and applying linear interpolation to derive the other monthly forward rates.

(3)	Exchange forward rates for month 25 to 84 were estimated by applying linear interpolation to the two- and seven-year exchange forward rates, available from the China on-shore market.

(4)	Exchange forward rates for periods in excess of seven years were not available from the China on-shore market. As such, for the periods beyond 84 months, we forecasted the monthly exchange rates based on an assumption that the Renminbi will appreciate at a fixed monthly rate, equivalent to the annual change in the exchange rate projected by the International Monetary Fund.
The discount rate applied is derived based on China’s on-shore swap rates.
In 2007, we recorded a gain on the change in fair value of the embedded derivative of $0.9 million which was included in the line item “Gain (loss) on change in fair value of derivative” in the consolidated statements of operations. Trina China’s functional currency changed from Renminbi to U.S. dollars effective January 1, 2008. As a result, we have not incurred any gain or loss on the change in fair value of the embedded derivative since January 1, 2008.
Derivative Assets Related to Foreign Currency Forward Contracts
Our primary objective for holding derivative financial instruments is to manage currency risk. We record derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in fair values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.
In October and December 2008, we entered into several foreign currency forward contracts with two commercial banks to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with the outstanding accounts receivable. The foreign exchange currency forward contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the derivatives are recognized in the statement of operations. In 2008, we recorded a change in fair value of derivative assets related to the forward foreign currency exchange contracts of $1.1 million, which was included in the line item “Gain (loss) on change in fair value of derivative” in the consolidated statements of operations.

We implemented FAS 157, “Fair Value Measurements” on January 1, 2008, which established a framework consisting of three classification standards for measuring fair value in accordance with generally accepted accounting principles. Since our derivative assets are not traded on an exchange, we generally value them using valuation models. Interest rate yield curves and foreign exchange rates are significant inputs into these models. These inputs are observable in active markets over the terms of the instruments we hold, and accordingly, we classify the valuation technique under level 2 of the classification standards. In valuing the derivative financial instruments, we mainly used the Monte Carlo pricing method as a valuation model, which is a standard methodology that simulates various sources of uncertainty that affect the value of the instrument and then determines an average value over the range of resultant outcomes. The sources we used included external market data loaded from external sources like Reuters or external brokers, such as spot, forward and interest rates and market implied volatility. We also considered the effect of our own credit standing and that of our counterparties in the valuation of our derivative financial instruments. The implementation of the fair value measurement guidance of FAS 157 did not result in any material change to the carrying values of our derivative financial instruments on our opening balance sheet on January 1, 2008.
Results of Operations
The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2006		2007		2008
	(in thousands, except for percentages)
Net revenues	$114,500	100.0%	$301,819	100.0%	$831,901	100.0%
Cost of revenues	84,450	73.8	234,191	77.6	667,459	80.2

Gross profit	30,050	26.2	67,628	22.4	164,442	19.8

Operating expenses:
Selling expenses	2,571	2.2	11,019	3.7	20,302	2.4
General and administrative expenses	8,656	7.5	17,817	5.9	41,114	5.0
Research and development expenses	1,903	1.7	2,805	0.9	3,039	0.4

Total operating expenses	$13,130	11.5	$31,641	10.5	$64,455	7.8

Income from continuing operations	16,920	14.8	35,987	11.9	99,987	12.0
Foreign exchange loss	—	—	1,999	0.6	11,802	1.5
Interest expense	2,137	1.8	7,551	2.5	23,937	2.9
Interest income	261	0.2	4,810	1.6	2,944	0.4
Gain (loss) on change in fair value of derivative	—	—	854	0.3	(1,067)	(0.1)
Other (expense) income	(82)	(0.1)	1,554	0.5	(156)	(0.0)

Income before income taxes	14,962	13.1	33,655	11.2	65,969	7.9
Income tax (expense) benefit	(1,788)	(1.6)	1,707	0.5	(4,609)	(0.5)

Net income from continuing operations	13,174	11.5	35,362	11.7	61,360	7.4
Net income (loss) from discontinued operations	(753)	(0.7)	368	0.1	—	—

Net income	$12,421	10.8%	$35,730	11.8%	$61,360	7.4%

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Net Revenues. Our total net revenues increased by $530.1 million, or 175.6%, from $301.8 million in 2007 to $831.9 million in 2008. Our net revenues increased due to an increase in the volume of the solar modules we sold from 75.9 MW in 2007 to 201.0 MW in 2008, and was particularly due to increased sales in markets such as Spain and Italy. The increase was facilitated by the expansion of our manufacturing capacity. Our average selling price increased from $3.80 per watt in 2007 to $3.92 per watt in 2008. The increase in the average selling price of our PV modules in 2008 was due to an increase in demand of our PV modules in the first three quarters of 2008, driven largely by surging market demand, particularly in the Spanish market, which was offset by a decrease in the average selling price of our PV modules in the fourth quarter of 2008, due to the falling demand caused by the global economic downturn.
Cost of Revenues. Our cost of revenues increased by $433.3 million, or 185.0%, from $234.2 million in 2007 to $667.5 million in 2008. Our cost of revenues increased primarily due to increases in expenditures in raw materials as a result of the rapid expansion of our solar module business. The increase in our cost of revenues was also impacted by the rising prices of silicon raw materials in the first three quarters of 2008 due to the industry-wide shortage of polysilicon, partially offset by the reduction in cost as a result of the reduction of non-silicon manufacturing cost for our multicrystalline modules though a combination of technology and manufacturing process improvements. In the last quarter of 2008, our cost of revenues decreased primarily due to significant reduction in silicon raw material costs as a result of improved market supply conditions. In 2008, we had a non-cash inventory provision of $21.5 million based on a revaluation of our silicon inventory as a result of market price declines. As a percentage of our total net revenues, our cost of revenues increased from 77.6% to 80.2% during the same periods.
Gross Profit. As a result of the foregoing, our gross profit in 2008 increased by $96.8 million to $164.4 million, from $67.6 million in 2007. Our gross margin decreased from 22.4% to 19.8% during the same period.
Operating Expenses. Our operating expenses increased by $32.9 million, or 103.7%, from $31.6 million in 2007 to $64.5 million in 2008. The increase in operating expenses was due to increases in selling expenses, general and administrative expenses and research and development expenses. As a percentage of total net revenues, operating expenses decreased from 10.5% in 2007 to 7.8% in 2008. Share-based compensation expenses allocated to our selling expenses, general and administrative expenses and research and development expenses in 2008 were $0.5 million, $3.3 million and $0.1 million, respectively, based on the department where such employees worked at the time of the grant.
Selling Expenses. Our selling expenses increased by $9.3 million, or 84.3%, from $11.0 million in 2007 to $20.3 million in 2008, due primarily to an increase in warranty provision for solar modules as a result of significant increases in the sale of solar modules, as well as out-bound freight costs. Other selling expenses increased due to costs, such as increased marketing efforts and overseas expansion, associated with growing our solar module business. Selling expenses as a percentage of net revenues decreased from 3.7% to 2.4%.

General and Administrative Expenses. Our general and administrative expenses increased by $23.3 million, or 130.8%, from $17.8 million in 2007 to $41.1 million in 2008. The increase in general and administrative expenses was primarily due to increased salaries and benefits, compliance related consulting and professional fees, as well as share-based compensation expenses for restricted share grants to our personnel. General and administrative expenses as a percentage of net revenues decreased from 5.9% to 5.0%.
Research and Development Expenses. Our research and development expenses increased by $0.2 million, or 8.3%, from $2.8 million to $3.0 million between 2007 and 2008, primarily due to increased headcount of our research and development personnel and investments in research and development projects as described in “—Overview of Financial Results—Selling Expenses—Research and Development Expenses.” Research and development expenses as a percentage of net revenues decreased from 0.9% to 0.4%.
Exchange Gain and Loss. We incurred a foreign exchange loss of $11.8 million in 2008, compared to a loss of $2.0 million in 2007. Before January 1, 2008, the functional currency of our PRC operating subsidiaries was the RMB. Appreciation of the RMB in 2007 against other currencies used in transactions during 2007 resulted in our recording of an exchange loss. As some of our sales contracts were denominated in Euros, the depreciation of the Euro against the US dollar, as well as appreciation of the RMB against the US dollar in 2008 resulted in our recording of a large exchange loss in 2008.
Interest Expenses, Net. Our interest expenses, net, was $2.7 million in 2007, compared to $21.0 million in 2008. Our interest expenses, net, increased mainly due to an increase in short-term borrowings and interest from our convertible senior notes, offset by the interest generated from our operating cash and retained proceeds from our convertible senior notes offering in July 2008.
Gain (Loss) on the Change in Fair Value of Derivative. In 2008, we had a loss on the change in fair value of derivative of $1.1 million, compared to a gain of $0.9 million in 2007. In 2008, we recorded loss due to the change in fair value of our forward foreign currency exchange contracts entered into in the fourth quarter of 2008. In 2007, we recorded a gain due to the change in the fair value of an embedded foreign currency derivative in one of our long-term silicon supply contracts. See “—Critical Accounting Policies—Derivative Financial Instruments” for more details.
Income Tax Expenses. Our income tax expenses increased by $6.3 million, from income tax benefit of $1.7 million in 2007 to income tax expense of $4.6 million in 2008. Our income tax expenses increased primarily due to the implementation of the new effective tax laws in 2008. Our effective tax rates in 2007 and 2008 were (5.0)% and 7.0%, respectively.
Net Income from Continuing Operations. Net income from our continuing operations increased between 2007 and 2008, from $35.4 million to $61.4 million. However, the net margin from our continuing operations decreased from 11.7% in 2007 to 7.4% in 2008.
Net Income from Discontinued Operations. We had net income of $367,916 and nil from our discontinued aluminum siding business in 2007 and 2008, respectively, as we wound down such business.
Net Income. As a result of the foregoing, our net income increased significantly, from $35.7 million in 2007 to $61.4 million in 2008, representing an increase of $25.7 million. However, our net margin decreased from 11.8% in 2007 to 7.4% in 2008.

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
Cost of Revenues. Our cost of revenues increased by $149.7 million, or 177.2%, from $84.5 million in 2006 to $234.2 million in 2007. Our cost of revenues increased primarily due to increases in expenditures in raw materials as a result of the rapid expansion of our solar module business. The increase in our cost of revenues was also impacted by the rising prices of silicon raw materials due to the industry-wide shortage of polysilicon, partially offset by the reduction in cost as a result of our vertical integration, such as ramping up our cell production lines in April 2007. Moreover, we experienced an increase in depreciation costs due to the expanding of ingot, wafer and cell manufacturing equipment in 2007. As a percentage of our total net revenues, our cost of revenues increased from 73.8% to 77.6% during the same period.
Gross Profit. As a result of the foregoing, our gross profit in 2007 increased by $37.6 million to $67.6 million, from $30.0 million in 2006. Our gross margin decreased from 26.2% to 22.4% during the same period.
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
Selling Expenses. Our selling expenses increased by $8.4 million, or 328.6%, from $2.6 million in 2006 to $11.0 million in 2007, due primarily to an increase in warranty provision for solar modules as a result of significant increases in the volume of solar modules, as well as out-bound freight costs. Other selling expenses increased due to costs, such as increased marketing efforts and overseas expansion, associated with growing our solar module business. Selling expenses as a percentage of net revenues also increased from 2.2% to 3.7%.
General and Administrative Expenses. Our general and administrative expenses increased by $9.1 million, or 105.8%, from $8.7 million in 2006 to $17.8 million in 2007. The increase in general and administrative expenses was due to increased salaries and benefits, compliance related consulting and professional fees, as well as share-based compensation expenses for restricted share grants to our personnel. Other general and administrative expenses increased due to the expansion of our solar module business. General and administrative expenses as a percentage of net revenues decreased from 7.6% to 5.9%.

Research and Development Expenses. Research and development expenses increased by $0.9 million, or 47.4%, from $1.9 million to $2.8 million between 2006 and 2007, primarily due to our investment in solar cell technology in preparation for ramping up our solar cell production in April 2007, as well as our investment in the development of multicrystalline technology as we expanded our product offerings in November 2007. The increase was also due to the incurrence of share-based compensation expenses for restricted share grants to our personnel. Research and development expenses as a percentage of net revenues decreased from 1.7% to 0.9%.
Exchange Gain and Loss. We incurred exchange losses of $2.0 million in 2007, compared to no gain or loss in 2006. Because the functional currency of our PRC operating subsidiaries was the RMB, transactions that were denominated in currencies other than in RMB were recorded in RMB at the prevailing exchange rates when the transactions occurred. We translated monetary assets and liabilities denominated in other currencies into RMB at the exchange rates in effect at each balance sheet date. We recorded these exchange gains and losses in the statements of operations. Appreciation of the RMB in 2007 against those currencies used in transactions during 2007 resulted in our recording of an exchange loss.
Interest Expenses, Net. Our interest expenses, net, was $1.9 million in 2006, compared to $2.7 million in 2007. Our interest expenses increased mainly due to increased short-term borrowings.
Gain on the Change in Fair Value of Derivative. In 2007, we had a gain on the change in fair value of derivative of $0.9 million, reflecting the change in the fair value of an embedded foreign currency derivative in one of our long-term silicon supply contracts. See “—Critical Accounting Policies—Derivative Financial Instruments” for more details.
Income Tax Expenses. Our income tax expenses decreased by $3.5 million, from income tax expense of $1.8 million in 2006 to income tax benefit of $1.7 million in 2007. Our income tax expenses decreased primarily due to benefit of tax holiday due to export sales and a tax credit of $2.9 million in 2007 for purchasing certain domestically-produced equipment.
Net Income from Continuing Operations. Net income from our continuing operations increased significantly between 2006 and 2007, from $13.2 million to $35.4 million. Net margin from our continuing operations increased from 11.5% in 2006 to 11.7% in 2007.
Net Income from Discontinued Operations. We had a net loss of $753,277 and net income of $367,916 from our discontinued aluminum sidings business in 2006 and 2007, respectively, as we wound down such business.
Net Income. As a result of the foregoing, our net income increased significantly, from $12.4 million in 2006 to $35.7 million in 2007, representing an increase of $23.3 million. Our net margin increased from 10.8% in 2006 to 11.8% in 2007.

B. Liquidity and Capital Resources
We have financed our operations primarily through short-term and long-term borrowings, proceeds from public offerings, including our convertible senior notes offering in July 2008, and, to a lesser extent, cash generated from operations. We believe that our current cash, cash equivalents, short-term and long-term borrowings and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow from banks. However, the current financial downturn affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.
As of December 31, 2006, 2007 and 2008, we had $93.4 million, $59.7 million and $132.2 million, respectively, in cash and cash equivalents and $76.5 million, $171.8 million and $263.2 million, respectively, in outstanding borrowings. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. We had total bank facilities of $87.1 million, $256.0 million and $483.9 million with various banks, of which $76.5 million, $171.8 million and $282.5 million were drawn down and $10.6 million, $84.2 million and $201.4 million were available as of December 31, 2006, 2007 and 2008, respectively. As of December 31, 2008, we had $138 million in principal amount of 4% convertible senior notes outstanding. For details on our borrowings, please see “—Borrowings.”
We have significant working capital commitments because suppliers of polysilicon and reclaimable silicon raw materials require us to make prepayments in advance of shipment. Our prepayments to suppliers are recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as long-term silicon procurement advances, if they represent the portion expected to be utilized after 12 months. As of December 31, 2008, we had long-term silicon procurement advances of $130.4 million, compared to $53.7 million as of December 31, 2007, due to the requirements stipulated in our long-term silicon supply contracts. We also had advances to suppliers of $42.2 million in 2008, a decrease of $0.8 million from 2007, primarily due to a reduction of prepayment requirements as result of improved supply conditions. We generally make prepayments without receiving collateral. As a result, our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of these suppliers in the event of their insolvency or bankruptcy. Going forward, we expect our advances to suppliers to be stable as the polysilicon supply market further improves, offset by greater volume purchases as we expand our manufacturing capacity and use a higher percentage of virgin polysilicon.
We also have significant capital expenditures as we as expand our existing capacity in each segment of our value chain. See “—Capital Expenditures.” We plan to fund part of the capital expenditures for such expansion with the proceeds we received from the convertible senior note offering completed in July 2008, additional borrowings from third parties, including banks, and, if any, cash from operations.

We expect that our accounts receivable and inventories, two of the principal components of our current assets, will continue to increase as our net revenues increase. We require prepayments from some customers, depending on the credit status of the customers, market demand and the term of the contracts, but have been required to accept reduced prepayments from customers and may continue to see reductions in the amounts of prepayment we are able to obtain. We also allow some of our customers to pay all or a major portion of the purchase price by letters of credit. Until the letters of credit are drawn in accordance with their terms, the amount earned is recorded as accounts receivable. Because of the prepayment and the letters of credit payment requirements that we impose on our customers, our allowance for doubtful accounts has not been significant with respect to our solar module business.
Cash Flows and Working Capital
The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)
Net cash used in operating activities	$(54,000)	$(59,477)	$(32,082)
Net cash used in investing activities	(46,556)	(225,284)	(118,523)
Net cash provided by financing activities	190,968	249,899	222,950
Effect of exchange rate changes	1,744	1,178	183

Net increase (decrease) in cash and cash equivalents	92,156	(33,684)	72,528
Cash and cash equivalents at the beginning of the year	1,224	93,380	59,696

Cash and cash equivalents at the end of the year	$93,380	$59,696	$132,224

Operating Activities
Net cash used in operating activities amounted to $32.1 million in 2008, compared to $59.5 million in 2007. The net cash used in operating activities in 2008 was primarily a result of an increase of long-term silicon procurement advances, an increase in inventories as our business and capacity expanded, and an increase in accounts receivable as we increased our sales. These items were partially offset by net income, deferred long-term government subsidies, an increase in accrued warranty costs, an increase in accrued expenses due to increases in interest expense from bank borrowings and convertible senior notes and professional expenses, and an increase in accounts payable due to longer payment terms.
The net cash used in operating activities in 2007 was primarily due to an increase in accounts receivable as we increased our sales, and increases in advances to suppliers and inventories due to increases in volumes of silicon raw material purchased, partially offset by an increase in the cash provided by the sale of our products and an increase in accounts payable due to increases in the purchases of consumables and other non-polysilicon raw materials and increased payment periods in connection with those purchases.
Net cash used in operating activities in 2006 was $54.0 million. The net cash used in operating activities in 2006 was mainly a result of a significant increase in advances to suppliers and inventories primarily due to increases in volumes of silicon raw materials purchased, partially offset by a positive net income and an increase in accounts payable.
Investing Activities
Net cash used in investing activities amounted to $118.5 million in 2008, compared to $225.3 million in 2007. The net cash used in investing activities in 2008 was primarily a result of an increase in property, plant and equipment expenditures, comprised mainly of purchases of cell, multicrystalline ingot and wafer production equipment and an increase in payments for land-use rights, partially offset by a decrease in restricted cash.

The net cash used in investing activities in 2007 was primarily a result of production capacity expansion, comprised mainly of purchases of cell, multicrystalline ingot and wafer production equipment.
Net cash used in investing activities was $46.6 million in 2006, primarily as a result of an increase in property, plant and equipment expenditures, comprised mainly of purchases of wafer sawing machines related to the beginning of our production of silicon wafers in February 2006, and the continuing expansion of our other manufacturing facilities. Net cash used in investing activities in 2006 also included an increase in restricted cash, which includes cash pledged to banks to secure our notes payable and letter of credit facilities.
Financing Activities
Net cash provided by financing activities amounted to $223.0 million in 2008, which consisted primarily of net proceeds received from our public offering of convertible senior notes completed in July 2008 and proceeds from our short-term bank borrowings, offset by repayment of our short-term bank borrowings. Net cash provided by financing activities amounted to $249.9 million in 2007, which consisted primarily of net proceeds received from our follow-on public offering completed in June 2007 and proceeds from our short-term bank borrowings, offset by repayment of our short-term bank borrowings. Net cash provided by financing activities amounted to $191.0 million in 2006, which consisted primarily of net proceeds received from our initial public offering and proceeds from our short-term bank borrowings, offset by repayment of our short-term bank borrowings.
Restrictions on Cash Dividends
For a discussion on the ability of our subsidiaries to transfer funds to our company, and the impact this has on our ability to meet our cash obligations, see “Item 3. Key Information — D. Risk Factors—We rely on dividends paid by our subsidiary for our cash needs,” and “Item 3. Key Information — D. Risk Factors—The dividends we receive from our PRC subsidiary and our global income may be subject to PRC tax under the new EIT law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC ‘resident enterprise.’”
Borrowings
We had short-term and long-term borrowings due within one year of $71.4 million, $163.6 million and $248.6 million as of December 31, 2006, 2007 and 2008. Our short-term borrowings outstanding as of December 31, 2006, 2007 and 2008 bore an average interest rate of 6.10%, 6.76% and 7.11%, respectively. In connection with most of our short-term borrowings, we have either sought guarantees by third parties or granted security interests over significant amounts of our assets. With respect to encumbrances, as of December 31, 2008, we pledged our equipment of a total appraised value of RMB1,402.8 million ($205.3 million) to secure repayment of our borrowings of RMB396.5 million ($58.0 million). As of December 31, 2008, we mortgaged 152,525 square meters of our facilities to secure repayment of our borrowings of RMB99.0 million ($14.5 million). In the first quarter of 2009, we entered into additional short-term loan contracts in an aggregate amount of $57.0 million, most of which are either secured by mortgage of real property and equipment or guaranteed by a third party.

We had $5.1 million, $8.2 million and $14.6 million of long-term borrowings as of December 31, 2006, 2007 and 2008, respectively. The term loans as of December 31, 2006 were guaranteed by Changzhou Fulai Property Development Co., Ltd. and were repaid in advance in August 2007 in order to better structure our loan facilities. Each of the repaid term loans bore an interest rate of 6.91% per annum. In 2007, we obtained two long-term loans from the Agricultural Bank of China, which totaled RMB60.0 million ($8.2 million) and will expire on September 22, 2010 and October 31, 2010, respectively, and are secured by a pledge of production equipment of Trina China. In 2007 and 2008, the average interest rate for these term loans was 7.097% and 7.118% per annum, respectively. In 2008, we obtained a long-term loan from the Agricultural Bank of China, which totaled RMB40.0 million ($5.9 million) and will expire in January 2011 and is secured by a pledge of certain plants of Trina China. In 2008, the average interest rate for this term loan was 7.182% per annum.
We have historically been able to repay our total borrowings as they became due mostly from cash from operations and proceeds from short-term and long-term borrowings. We may also seek additional debt or equity financing to repay the remaining portion of our borrowings. As we continue to ramp up our current and planned operations in order to complete our vertical integration and expansion strategies, we also expect to generate cash from our expanded operations to repay a portion of our borrowings.
In July 2008, we completed an offering of $138 million of 4% convertible senior notes. The debt issuance costs are being amortized over the life of the convertible senior notes using the interest method. The notes are convertible at any time prior to maturity, unless previously redeemed, at the option of the holders into our ADSs at a conversion price of $33.88 per ADS, subject to certain adjustments. We used the net proceeds received from the offering to expand our manufacturing lines for the production of silicon ingots, wafers, solar cells and solar modules, to purchase raw materials and other general corporate purposes. In connection with the senior convertible senior notes offering, we also offered 4,073,194 ADSs in an ADS borrowing facility. The ADS borrower will be required to return the borrowed ADSs by the scheduled maturity date of the notes in July 2013.
Capital Expenditures
We had capital expenditures of $41.4 million, $127.3 million and $187.1 million in 2006, 2007 and 2008, respectively. Our capital expenditures were used primarily to purchase equipment for the production of ingots, wafers, cells and modules. We expect our capital expenditures to increase in the future as we expand our solar module business. We estimate that our capital expenditures in 2009 will be approximately $189 million for manufacturing capacity expansion. As of December 31, 2008, we had an annual module manufacturing capacity of approximately 350 MW. We expect to increase our total annual production capacity from ingots to PV modules by up to 200 MW to a total of up to 550 MW by the end of 2009. The specific increase will be based on market visibility in both customer demand and the commercial lending environment to finance PV system installations in our respective sales markets. We are implementing a strategy to focus on preserving cash, which includes reducing costs and reviewing and taking a prudent approach to our capital expansion plan. Accordingly, we cannot assure you that we will not revise our capacity expansion plan after we finalize our review.

Recent Accounting Pronouncements
In December 2007, the FASB issued FAS No. 141 (revised in 2007), “Business Combinations” (“FAS 141R”) to improve reporting and to create greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. FAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. FAS 141R also amends FAS 109, “Accounting for Income Taxes”, such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of FAS 141R would also apply the provisions of FAS 141R. An entity may not apply it before that date. The adoption of FAS 141R will change our accounting treatment for business combinations on a prospective basis beginning on January 1, 2009.
On April 1, 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS 141(R)-1”), which amends the guidance in FASB Statement No. 141(R), Business Combinations, to establish a model for preacquisition contingencies that is similar to the one entities used under Statement 141. Under the FSP , an acquirer is required to recognize at fair value an “asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period.” If the acquisition-date fair value cannot be determined, then the acquirer follows the recognition criteria in Statement 5 and Interpretation 14 to determine whether the contingency should be recognized as of the acquisition date or after it. The FSP is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of FSP FAS 141(R)-1 will change our accounting treatment for business combinations on a prospective basis beginning on January 1, 2009.
In December 2007, the FASB released FAS No. 160, “Non-controlling Interests in Consolidated Financial Statements an amendment of ARB No. 51” (“FAS 160”). FAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. FAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. We do not expect that the adoption of FAS 160 will have an impact on our consolidated financial statements.
In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. As a result of FSP 157-2, we will adopt FAS 157 for nonfinancial assets and nonfinancial liabilities beginning with the first interim period of our fiscal year 2009. We do not expect that the adoption of FAS 157 for our nonfinancial assets and nonfinancial liabilities will have a material impact on our financial position, results of operations or cash flows.

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”(“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with FAS 157. We do not expect the adoption of FSP 157-3 to have a material impact on our consolidated financial statements or the fair values of our financial assets and liabilities.
On April 9, 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 provides additional guidance for estimating fair value in accordance with FASB 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. We do not expect the adoption of FSP 157-4 to have a material impact on our consolidated financial statements or the fair values of our financial assets and liabilities.
In March 2008, the FASB issued FAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities, an amendment of FASB Statement No.133” (“FAS 161”). The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. FAS 161 does not change the accounting treatment for derivative instruments but will impact our disclosures related to derivative instruments and hedging activities effective January 1, 2009.
In April 2008, the FASB issued FASB Staff Position No. 142-3, “Determining the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure such asset’s fair value. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We do not expect that the adoption of FSP 142-3 will have a material impact on our consolidated financial statements.
In May 2008, the FASB issued FSP Accounting Principles Board (APB) Opinion 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) “ (“FSP APB 14-1”). FSP APB 14-1 requires recognition of both the liability and equity components of convertible debt instruments with cash settlement features. The debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP APB 14-1 also requires an accretion of the resulting debt discount over the expected life of the debt. Retrospective application to all periods presented is required. This standard is effective for our company beginning in the first quarter of fiscal year 2009. Since the convertible senior notes issued in July 2008 may not be settled in cash upon conversion, FSP APB 14-1 will not have a material impact on our accounting treatment of the convertible senior notes.

At its June 25, 2008 meeting, the FASB ratified the consensus reached in EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. This Issue’s “fixed-for-fixed, plus fair value inputs” model is largely consistent with current interpretations of the phrase “indexed to an entity’s own stock.” However, in certain circumstances, Issue 07-5 may result in changes to those accounting conclusions and may have impact on issuers of equity-linked financial instruments (e.g., options or forward contracts) or instruments containing embedded features (e.g., embedded conversion options in a convertible instrument) that have (1) exercise or settlement contingency provisions, (2) a strike price that is subject to adjustment, or (3) a strike price that is denominated in a currency other than the entity’s functional currency. We do not expect that the adoption of EITF 07-5 will have a material impact on our consolidated financial statements.
In April 2009, the FASB issued FASB Staff Position No. 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”). The FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The FSP shall be effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. We do not expect the adoption of FSP FAS 115-2 and FAS 124-2 to have a material impact on our consolidated financial statements.
C. Research and Development
We focus our research and development efforts towards improving our ingot, wafer, solar cell and solar module manufacturing capabilities. We seek to reduce manufacturing costs and improve the performance of our products. As of December 31, 2008, we had a total of 117 employees involved in our research and development activities. Among them, 37 employees are under our technology development department and are dedicated to research and development. We also have a team of 80 employees under our engineering department and responsible for manufacturing technology development and further process fine-tuning.
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

Our research efforts are currently focused on four main product areas, namely ingots, wafers, solar cells and solar modules. We seek to maximize our silicon usage, as well as use a proportion of reclaimable silicon raw materials, in the production of ingots. We focus on the development of advanced hot-zone design and process development to improve casting yield and lower casting energy consumption and also seek to increase the size of the ingots we produce. In the fourth quarter of 2008, our average silicon usage was approximately 6.3 grams per watt, compared to approximately 8.0 grams per watt in the fourth quarter of 2007.
We are working towards the production, on a trial basis, of silicon wafers with a width of 156 millimeters, from 125 millimeters currently, sliced from larger ingots. Currently, we slice monocrystalline wafers to a 170 micron or 180 micron thickness, and multicrystalline wafers to a 180 micron thickness.
For the assembly of modules, our research and development team works closely with our manufacturing team and customers to improve our solar module and system designs, including the development of BIPV products, which integrate construction elements with our modules for use in system integration projects that require our modules to be built for certain applications, such as roof tiles and glass panels We also plan to focus on the development of special application modules, such as newly designed framing systems, and automobile related applications. We hope to further improve the power output of our PV modules, as well as to reduce the number of solar cells within a module.
As we expand into solar cell manufacturing, we are developing the process technology to make full use of the conversion efficiency advantages of monocrystalline silicon over other solar power technologies, while simultaneously reducing the manufacturing costs. We achieved conversion efficiencies of up to 17.5% in monocrystalline solar cells and 16.3% in multicrystalline solar cells in 2008, and plan to increase the efficiencies to up to 18.5% in monocrystalline solar cells and up to 17.5% in multicrystalline solar cells by the end of 2009. We have a team of nine employees dedicated to the development and implementation of this process technology. We also plan to make additional efforts to realize the technical and cost synergies of having in-house vertically integrated manufacturing capabilities.
In each of the three years ended December 31, 2006, 2007 and 2008, our research and development expenditures were $1.9 million, $2.8 million and $3.0 million, representing 1.7%, 0.9% and 0.4% of our total revenues for 2006, 2007 and 2008, respectively. We will continue to expand and promote innovation in our process technologies of manufacturing ingots, wafers, cells and PV modules. Accordingly, we expect our research and development expenses to increase as we hire additional research and development personnel and advance our research and development projects.
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Commitments and Arrangements
Other than our purchase obligations for raw materials and equipment, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.
F. Contractual Obligations and Commercial Commitments
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2008:

	Payment Due by Period
					More
		Less than			than 5
	Total	1 Year	1-3 Years	3-5 Years	Years
	(in thousands)
Long-term borrowings(1)	$16,565	$1,043	$15,522	—	—
Purchase obligations(2)	7,337,270	670,387	2,844,374	$2,649,176	$1,173,333
Convertible senior notes(3)	147,252	5,520	141,732	—	—
Other long-term liabilities reflected on our balance sheet(4)	23,466	—	10,993	—	12,473

Total	$7,524,553	$675,950	$3,012,621	$2,649,176	$1,185,806

(1)	Includes interests that are derived using an average rate of 7.13% per annum for long-term borrowings.

(2)	Consists of raw material and equipment purchase commitments and operating lease commitments.

(3)	Includes interests that are derived using the coupon rate of 4% per annum for convertible senior notes. The convertible senior notes will mature on July 15, 2013 and the holders may require us to early redeem the convertible senior notes on July 15, 2011.

(4)	Consists of accrued warranty costs for solar modules.
In addition to the contractual obligations and commercial commitments set forth above, we entered into short-term borrowings in the aggregate amount of $57.0 million in the first quarter of 2009. As of March 31, 2009, $305.5 million in short-term borrowings and $14.6 million in long-term borrowings were outstanding.
Since December 31, 2008, we have entered into substantial commitments for future purchases of raw materials, including reclaimable silicon raw materials and polysilicon. See “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Overview—Availability and Price of Reclaimable Silicon Raw Materials and Polysilicon” and “Item 4. Information on the Company—Business Overview—Silicon Raw Material Supplies” for more information about our future commitments to purchase raw materials.
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

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title

Jifan Gao	44	Chairman and Chief Executive Officer
Sean Hsiyuan Tzou	52	Director and Chief Operating Officer
Liping Qiu	44	Director
Jerome Corcoran	59	Independent Director
Junfeng Li	53	Independent Director
Peter Mak	47	Independent Director
Qian Zhao	40	Independent Director
Terry Wang	49	Chief Financial Officer
Suping Chen	44	Vice President of Manufacturing, East Campus
Arturo Herrero	37	Vice President of Sales and Marketing
Qiang Huang	37	Vice President of Technology
Chunyan Wu	40	Vice President of System Integration
Chen Chung Yu	44	Vice President of Manufacturing
Yu Zhu	34	Vice President of Procurement and Business Development
Diming Qiu	68	Head of Technology Committee
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
Mr. Sean Hsiyuan Tzou has been a director of our company since August 28, 2008 and has been our chief operating officer since March 2007. Prior to joining us, Mr. Tzou was the Corporate Vice President in charge of Asia-Pacific Services in Solectron Corporation, a leading electronic manufacturing services company headquartered in the United States. Mr. Tzou has more than 20 years of experience in product development, strategic planning, supply chain management and operations management both in China and the United States. Mr. Tzou received his bachelor’s degree in science of industrial engineering from Tunghai University in 1978 and received his master’s degree in science of industrial engineering from University of Texas at Arlington in 1983.

Mr. Liping Qiu has been a director of our company since May 2006. He is a founding partner and director of Milestone Capital, a China-focused private equity investment company, and the general partner of Milestone China Opportunities Fund I and II, L.P., Cayman Islands limited partnerships that invest primarily in high-growth Chinese companies, since 2002. Mr. Qiu is a director of Beijing Dehaier Medical Technology, a portfolio company of Milestone Capital that engages in medical equipment manufacturing and service. In 2001, Mr. Qiu was Bear Stearns’s Beijing Office Representative, responsible for investment banking operations in China. From 1997 to 2000, Mr. Qiu was an analyst at Merrill Lynch’s direct investment group and corporate finance group, and from 1998 to 2000 he served as the chief financial officer of Tianrun Crankshaft Co., Ltd., an independent Chinese crankshaft manufacturer. Mr. Qiu received his bachelor’s degree and master’s degree in engineering from the National University of Defense Technology of China in 1984 and 1986, respectively.
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
Mr. Junfeng Li has been an independent director of our company since November 2007. Mr. Junfeng Li is the vice chair of China’s Renewable Energy Society and the deputy director general of the Energy Research Institute (ERI) of the National Development and Reform Commission in Beijing. He also serves as the chair of ERI’s Academic Committee, and as a coordinator of the Renewable Energy and Energy Efficiency Partnership in East Asia. During China’s 10th Five-Year Plan (2001-05), Mr. Li facilitated implementation of a national technology development program for wind and solar and chaired the government’s Sustainable Energy Task Force. Mr. Li was also the lead author for China’s 2005 Renewable Energy Law, and has worked on renewable energy project development with the World Bank, Global Environment Facility, and the United Nations Development Programme. Mr. Li received his bachelor’s degree in electronic engineering from Shandong University of Science and Technology in 1982.
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
Executive Officers
Mr. Terry Wang has been our chief financial officer since June 2008. He served as our senior vice president of finance from January 2008 to June 2008. Prior to joining us, Mr. Wang served as the executive vice president of finance of Spreadtrum Communications, Inc., a fabless semiconductor company listed on NASDAQ, from 2004 to 2007. Before that, Mr. Wang was on various senior financial management positions in public and private companies in Silicon Valley, the United States from 1998 to 2004, including as a controller at Chippac, Inc. from 1998 to 2001. Mr. Wang received his MBA degree in finance from the University of Wisconsin at Madison in 1994 and received his master’s degree in economics and bachelor’s degree in business administration from Fudan University in 1985 and 1982, respectively. Mr. Wang is a Certified Management Accountant (CMA) and Certified in Financial Management (CFM).
Mr. Arturo Herrero has been our vice president of sales and marketing since August 2007 and has been with our company since September 2006. From 2002 to 2006, Mr. Herrero was the global procurement manager for BP Solar, first as a global procurement manager for solar power systems and then as a global procurement manager for strategic raw materials. From 2000 to 2002, he was a marketing and sales manager at BP Oil. Before that, he was the logistics director advisor of Amcor Flexible, a company that is engaged in flexible packaging, from 1998 through 2000, and he was a planning manager at Nabisco from 1996 to 1998. Mr. Herrero received his degree in economics and business administration from the University of Pompeu Fabra in Spain in 1996, his degree in electrical engineering from Polytechnics University of Catalonia in Spain in 1996 and his master’s degree in marketing in 2001 from Instituto Superior de Marketing in Spain.
Dr. Suping Chen has been our vice president of manufacturing of East Campus since October 2008. Prior to joining us, Dr. Chen was in a privately owned business, which provided management consulting services in the manufacturing industry for more than two years. From September 2005 to October 2006, Dr. Suping Chen worked as the operations director in Filtronic (Suzhou) Telecommunications Products Co., Ltd. Prior to that, Dr. Suping Chen worked as business development manager, senior product manager and operations director in Seagate Technology International (Wuxi) Co., Ltd. for seven years. Dr. Chen received his Ph.D degree in Industrial Automation from Zhejiang University in China in 1994, his master and bachelor degrees in Measurement Technology and Instrumentation from Zhejiang University in China in 1990 and 1987, respectively.

Dr. Qiang Huang has been our vice president of technology since October 2008. Dr. Huang served as our director of manufacturing engineering from May 2007 to July 2008. Prior to joining us, he served as senior manager of device integration of ST Microelectronics in Singapore from September 2006 to April 2007. From July 2004 to September 2006, he served as the thin-film module manager in X-Fab Sarawak (previously known as “1-Silicon”) in Malaysia. From April 2001 to January 2004, he served as a senior engineer, and then the acting engineering manager in System-on-Silicon Manufacturing Co. Ltd., a joint venture between Taiwan Semiconductor Manufacturing Company Limited (TSMC) and Philips. Dr. Huang has more than eight years of commercial operations experience in semiconductor engineering development and engineering problem solving. Dr. Huang received a Ph.D degree in physics specializing in thin-film technology from National University of Singapore in Singapore in 2001, a master’s degree in electronics materials and devices from Huazhong University of Science and Technology (HUST) in China in 1998 and a bachelor’s degree in physics from Xinyang Normal University in China in 1994.
Ms. Chunyan Wu has served as our vice president of system integration since August 2007 and has been in charge of our sales and marketing and business development since January 1998. Ms. Wu had been a director of our company before she resigned in December 2006. Ms. Wu is one of our original founders and has been with our company since it was founded. She has over five years of experience in several aspects of our business, including the development of solar power stations in Tibet and the development of our PV module business in the European markets. Ms. Wu also served as manager for our procurement department and vice president of sales and marketing prior to assuming her current role as our vice president of system integration. Ms. Wu is the wife of Mr. Jifan Gao, our chairman and chief executive officer.
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
Mr. Yu Zhu has been our vice president of business development since September 2008 and has been our vice president of procurement since May 2006. From September 2005 to May 2006, he served as the head of our U.S. representative office. Prior to joining us, Mr. Zhu was the founder and the president of Country Road US Co. Ltd., a wireless internet communications company in Nanjing, China, from 2002 to 2005. From 1998 to 2002, he worked at IBM as the global training leader and as a software engineer. Mr. Zhu received his bachelor’s degree in engineering from the University of Virginia in 1997.

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
B. Compensation of Directors and Executive Officers
Compensation of Directors and Executive Officers
For the year ended December 31, 2008, the aggregate cash compensation that we paid to directors and executive officers was $2.2 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with us. Our directors and executive officers have also been paid pursuant to the share incentive plan in the form of restricted shares and share options.
Share Incentive Plan
In July 2006, our board of directors adopted a share incentive plan to link the personal interests of our board members, employees and consultants to those of our shareholders by providing them with an incentive to generate superior returns for our shareholders, as well as to provide us with the flexibility to motivate, attract and retain the services of these individuals upon whose judgment, interest and special effort the successful conduct of our operations is dependent. Our share incentive plan was amended by our board of directors in February 2007 to improve the number of shares reserved for issuance under the share incentive plan from 52,631,579 shares to 102,718,350 shares. Such amendment was approved by our shareholders on June 27, 2007. In May 2008, the share incentive plan was further amended by our board of directors to improve the number of shares reserved for issuance under the share incentive plan from 102,718,350 shares to 202,718,350 shares. Such amendment was approved by our shareholders on August 29, 2008.
The following paragraphs describe the principal terms of our share incentive plan.
Administration. Our share incentive plan is administered by our compensation committee or, in its absence, by our board of directors. Our compensation committee will determine the provisions, terms and conditions of our awards, including, but not limited to, vesting schedule, repurchase provisions, forfeiture provisions, form of payment upon settlement of the award, payment contingencies and satisfaction of any performance criteria. The compensation committee may delegate to a committee of one or more members of our board of directors the authority to make grants or amend prior awards to employees, consultants and directors.
Awards. The following briefly describe the principal features of the various awards that may be granted under our share incentive plan.
•	Options. Options provide for the right to purchase our ordinary shares at a specified price, and usually will become exercisable at the discretion of our compensation committee in one or more installments after the grant date. The option exercise price may be paid in cash, by check, our ordinary shares which have been held by the option holder for such time as may be required to avoid adverse accounting treatment, other property with value equal to the exercise price, through a broker assisted cash-less exercise or such other methods as our compensation committee may approve from time to time.

•	Restricted Shares. A restricted share award is the grant of our ordinary shares at a price determined by our compensation committee. A restricted share is nontransferable, unless otherwise determined by our compensation committee at the time of award and may be repurchased by us upon termination of employment or service during a restricted period. Our compensation committee shall also determine in the award agreement whether the participant will be entitled to vote the restricted shares or receive dividends on such shares.

•	Restricted Share Units. Restricted share units represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture of such right. If the restricted share unit has not been forfeited, then on the date specified in the award agreement we shall deliver to the holder unrestricted ordinary shares, which will be freely transferable.
Termination of Plan. Unless terminated earlier, our share incentive plan will expire in 2016. Our board of directors has the authority to amend or terminate our share incentive plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may impair the rights of any recipient of the awards unless agreed by the recipient and the share incentive plan administrator.
Restricted Shares
As of April 21, 2009, our directors, officers, employees and consultants hold an aggregate of 40,665,721 restricted shares in our company. The following paragraphs describe the principal terms of our restricted shares.
Restricted Share Award Agreement. Restricted shares issued under our share incentive plan will be evidenced by a restricted share award agreement that contains, among other things, provisions concerning the purchase price for the shares, if any, vesting and repurchase by us upon termination of employment or consulting arrangement, as determined by our compensation committee.
Vesting Schedule. Restricted shares granted under our share incentive plan vest over a five-year period following a specified grant date, with the exception of restricted shares granted to our independent directors, which vest over a three-year period. Subject to certain exceptions, our restricted share vest on a yearly basis. For restricted shares granted prior to April 11, 2008, typically, twenty percent of the restricted shares shall vest at the first anniversary of the grant date and the remaining eighty percent shall vest at the second, third, fourth and fifth anniversary of the grant date. For restricted shares granted on or after April 11, 2008, 15%, 15%, 20%, 25% and 25% of the restricted shares shall vest at the first, second, third, fourth and fifth anniversary of the grant date, respectively. These vesting schedules are subject to the grantee continuing to be an employee on each vesting date. Restricted shares also fully vest upon termination of service due to death or disability.
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
The following table summarizes, as of April 21, 2009, the outstanding restricted shares held by our directors and executive officers and other individuals as a group pursuant to the share incentive plan.

			Purchase
	Restricted		Price		End of Vesting
Directors and Executive Officers	Shares Held		($ per share)	Date of Grant	Period
Jifan Gao		*	0.00001	April 11, 2008	April 11, 2013
Sean Hsiyuan Tzou		*	0.00001	August 15, 2007/	August 15, 2012/
				April 11, 2008	April 11, 2013
Jerome Corcoran		*	0.00001	January 1, 2007/	January 1, 2010
				October 1, 2007
Junfeng Li		*	0.00001	November 9, 2007	November 9, 2010
Peter Mak		*	0.00001	January 1, 2007/	January 1, 2010
				October 1, 2007
Liping Qiu		*	0.00001	July 24, 2006/	July 24, 2009/
				July 7, 2008	July 7, 2011
Qian Zhao		*	0.00001	October 1, 2007	May 18, 2010
Terry Wang		*	0.00001	January 28, 2008	January 28, 2013
Suping Chen		*	0.00001	November 1, 2008	November 1, 2013
Arturo Herrero		*	0.00001	July 24, 2006/	July 24, 2011/
				October 1, 2007/	October 1, 2012/
				April 11, 2008	April 11, 2013
Qiang Huang		*	0.00001	November 1, 2008	November 1, 2013
Chunyan Wu		*	0.00001	July 24, 2006/	July 24, 2011/
				April 11, 2008	April 11, 2013
Chen Chung Yu		*	0.00001	August 15, 2007/	August 15, 2012/
				April 11, 2008	April 11, 2013
Yu Zhu		*	0.00001	July 24, 2006/	July 24, 2011/
				April 11, 2008	April 11, 2013
Diming Qiu		*	0.00001	July 24, 2006/	July 24, 2011/
				April 11, 2008	April 11, 2013
Directors and executive officers as a group	21,433,550

Purchase
	Restricted	Price		End of Vesting
Directors and Executive Officers	Shares Held	($ per share)	Date of Grant	Period
Other individuals as a group	8,294,625/	0.00001	July 24, 2006/	July 24, 2011/
	60,000		January 1, 2007/	January 1, 2012/
	800,000/		August 15, 2007/	August 15, 2012/
	800,000/		September 30, 2007/	September 30, 2012/
	2,480,000/		October 1, 2007/	October 1, 2012/
	1,920,000/		January 1, 2008/	January 1, 2013/
	956,147/		March 2, 2008/	March 2, 2013/
	255,000/		March 18, 2008/	March 18, 2013/
	560,000/		April 1, 2008/	April 1, 2013/
	1,706,399/		April 11, 2008/	April 11, 2013/
	200,000/		May 23, 2008/	May 23, 2013/
	200,000/		September 1, 2008/	September 1, 2013/
	500,000/		December 1, 2008/	December 1, 2013/
	500,000		April 1 ,2009	April 1 ,2014

*	Upon vesting of all restricted shares, would beneficially own 1% or less of our ordinary shares.
Share Options
As of April 21, 2009, our directors, officers, employees and consultants hold an aggregate of 12,531,479 options in our Company. The following paragraphs describe the principal terms of our options.
Option Agreement. Options granted under our share incentive plan are evidenced by an option agreement that contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment arrangement, as determined by our board.
Vesting Schedule. Options granted under our share incentive plan generally vest over a three-year period following a specified grant date. Our options vest on a yearly basis. One-third of the options granted vest and become exercisable at the first, second and third anniversary of the grant date, subject to the optionee continuing to be an employee on each vesting date.
Option Exercise. The term of options granted under our share incentive plan may not exceed the third anniversary of each respective vesting date.
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

The following table summarizes, as of April 21, 2009, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan.

	Ordinary
	Shares
	Underlying		Exercise
	Outstanding		Price
Directors and Executive Officers	Options		($ per share)	Date of Grant	Final Expiration Date
Jifan Gao		*	32.55	April 11, 2008	April 11, 2013
Sean Hsiyuan Tzou		*	32.55	April 11, 2008	April 11, 2013
Jerome Corcoran	—		—	—	—
Junfeng Li	—		—	—	—
Peter Mak	—		—	—	—
Liping Qiu	—		—	—	—
Qian Zhao	—		—	—	—
Terry Wang		*	43.42	January 28, 2008	January 28, 2013
Suping Chen	—		—	—	—
Arturo Herrero		*	32.55	April 11, 2008	April 11, 2013
Qiang Huang	—		—	—	—
Chunyan Wu		*	32.55	April 11, 2008	April 11, 2013
Chen Chung Yu		*	32.55	April 11, 2008	April 11, 2013
Yu Zhu		*	32.55	April 11, 2008	April 11, 2013
Diming Qiu		*	32.55	April 11, 2008	April 11, 2013
Directors and executive officers as a group	7,930,806
Other individuals as a group	565,251/		34.14/	March 2, 2008/	March 2, 2013/
	4,035,422		32.55	April 11, 2008	April 11, 2013

*	Upon exercise of all share options, would beneficially own 1% or less of our ordinary shares.
C. Board Practices
Board of Directors
Our board of directors consists of seven directors. Our directors are elected by the holders of our ordinary shares. At each annual general meeting, one-third of our directors are subject to re-election. The directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and does not offer himself for re-election. Any other directors to retire will be those of the other directors who are longest in office since their last re-election or appointment, or by lot should they be of the same seniority. Our directors have the power to appoint a director to fill a vacancy on our board or as an addition to the existing board. Any director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for re-election. In August 2008, Mr. Jianwei Shi retired from our board and Mr. Sean Hsiyuan Tzou was elected as a director during the annual general meeting. Mr. Junfeng Li and Mr. Liping Qiu were re-elected as directors by our shareholders during the annual general meeting. A director may be removed by ordinary resolution passed by our shareholders before the expiration of such director’s term. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or pledged as security for any obligation of our company or of any third party.
Committees of the Board of Directors
We have three committees under the board of directors: an audit committee, a compensation committee and a corporate governance and nominating committee. We have adopted a charter for each of the three committees.

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
In 2008, our audit committee held meetings or passed resolutions by unanimous written consent eight times.
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
In 2008, our compensation committee held meetings or passed resolutions by unanimous written consent three times.

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
In 2008, our corporate governance and nominating committee held meetings or passed resolutions by unanimous written consent twice.
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
D. Employees
We had 1,366, 3,487 and 4,604 employees as of December 31, 2006, 2007 and 2008, respectively. As of December 31, 2008, we had 4,604 full-time employees, including 4,254 in manufacturing, 37 in research and development, 42 in sales and marketing and 271 in administration.
From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities. We plan to hire additional employees as we expand.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our shares as of April 21, 2009 by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

Ordinary Shares
Beneficially Owned(1)(2)%
Directors and Executive Officers:
Jifan Gao(3)	247,616,008		8.37
Sean Hsiyuan Tzou		*		*
Liping Qiu(4)		*		*
Jerome Corcoran		*		*
Junfeng Li		*		*
Peter Mak		*		*
Qian Zhao		*		*
Terry Wang		*		*
Suping Chen		*		*
Arturo Herrero		*		*
Qiang Huang		*		*
Chunyan Wu(5)	247,616,008		8.37
Cheng Chung Yu		*		*
Yu Zhu		*		*
Diming Qiu(6)		*		*
All Directors and Executive Officers as a Group(7)	255,593,464		8.64

Principal Shareholders:
Wonder World Limited(8)	242,587,083		8.20

*	The person beneficially owns less than 1% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 2,958,398,059 ordinary shares, being the number of shares outstanding as of April 21, 2009.

(3)	Includes 143,250 ordinary shares converted from restricted shares, 242,587,083 ordinary shares held by Wonder World Limited, a Cayman Islands company wholly owned by The Gao Trust, of which Mr. Gao is the settler and the sole member of the management committee, 1,795,675 ordinary shares held by Ms. Chunyan Wu, and 30,900 American depositary shares, representing 3,090,000 ordinary shares, held by Jewel Springs Limited, a Cayman Islands company wholly owned by The Grace Wu Trust, of which Ms. Chunyan Wu is the settler and the sole member of the management committee. Mr. Gao’s business address is No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

(4)	Represents ordinary shares held by Milestone Solar Holdings I Limited, a British Virgin Islands company. Milestone Solar Holdings I Limited is controlled by Milestone Capital Management Limited, a Cayman Islands company. Mr. Qiu, a member and director of Milestone Capital Management Limited, shares the voting and investment power over the shares held by Milestone Capital Management Limited with Ms. Yunli Lou, Mr. Hamilton Ty Tang and Mr. Simon Murray. Mr. Qiu’s business address is Unit A904-905, Huixin Plaza, No. 8 Beichen Road, Beijing 100101, People’s Republic of China. Mr. Qiu disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(5)	Includes 1,795,675 ordinary shares converted from restricted shares, 30,900 American depositary shares, representing 3,090,000 ordinary shares, held by Jewel Springs Limited, a Cayman Islands company wholly owned by The Grace Wu Trust, of which Ms. Chunyan Wu is the settler and the sole member of the management committee, 143,250 ordinary shares held by Mr. Gao, and 242,587,083 ordinary shares held by Wonder World Limited, a Cayman Islands company wholly owned by The Gao Trust, of which Mr. Gao is the settler and the sole member of the management committee. Ms. Wu’s business address is No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

(6)	Represents ordinary shares held by Mr. Diming Qiu. Mr. Qiu holds 17.2% of the shares of Perseverance International Investment Limited. Mr. Qiu disclaims beneficial ownership except to the extent of his pecuniary interest therein. Mr. Qiu’s business address is No. 2, Tian He Road, Electronics Park, New District, Changzhou Jiangsu 213031, People’s Republic of China.

(7)	The business address of directors and officers is No. 2, Tian He Road, Electronics Park, New District, Changzhou Jiangsu 213031, People’s Republic of China.

(8)	Wonder World Limited is a company incorporated in the Cayman Islands and wholly owned by The Gao Trust. The management committee of The Gao Trust consists of the settlor, Mr. Jifan Gao. The trustee of The Gao Trust is Merrill Lynch Bank and Trust Company (Cayman) Limited. Mr. Gao’s business address is No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.
As of April 21, 2009, 2,958,398,059 of our ordinary shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that 2,542,955,500 ordinary shares, or approximately 86.0% of our issued and outstanding shares, were held by the record shareholders in the United States, represented by 25,429,555 ADSs held of record by The Bank of New York Mellon, the depositary of our ADS program.
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
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B. Related Party Transactions
Restructuring
In connection with the establishment of Trina in March 2006, Trina issued 10,000 ordinary shares at par value $1.00 per share to the following entities, which are the nominees of shareholders of Trina China, based on such shareholders’ proportionate ownership in Trina China:

Number of Shares
Entity	Relationship	Allocated

Topower International Limited	controlled by Mr. Jifan Gao, our chairman	3,248 ordinary shares

South Great Investment Limited	controlled by Mr. Jianwei Shi, one of our directors	1,896 ordinary shares

Divine Land International Investment Limited	controlled by Mr. Canfang Liu, one of our former directors	1,896 ordinary shares

Sino Base Investment Co. Ltd.	controlled by Mr. Lai Shing Yip, one of our directors	1,896 ordinary shares

Perseverance International Investment Limited	controlled by Ms. Chunyan Wu, one of our executive officers and the wife of Mr. Jifan Gao, our chairman	1,064 ordinary shares
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
In accordance with established regulatory practice in China, the PRC shareholders, Changzhou Tianhe Investment Co., Ltd. and Changzhou Wujin Nanfang Bearing Co., Ltd., were paid not less than their investment cost in Trina China. Such amount was then contributed back to Trina China by these PRC shareholders as cash advances to finance Trina China’s operations. We repaid RMB40.7 million ($5.6 million) to the former PRC shareholders in October 2006. In October and November 2006, these shareholders remitted to us as a gift an aggregate of $4.9 million. As a result, Trina will effectively have paid nominal consideration to all transferors, including both former foreign and PRC shareholders for all equity interests in Trina China.

The foreign shareholders of Trina China have provided us with an indemnity against any withholding obligations and liabilities due to or imposed by the PRC tax authorities that may arise out of the restructuring.
Please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Trina or Trina China may be required by the PRC tax authorities to withhold capital gains tax arising out of our restructuring in May 2006” for more details.
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
As of December 31, 2006, 2007 and 2008, amounts due from related parties were nil, $613,925 and nil, respectively. The amounts due from related parties in 2007 include prepayments to Changzhou Youze S&T Co., Ltd., a company controlled by Mr. Weizhong Wu, the brother of Ms. Chunyan Wu, for purchase of wafers.
Loans and Guarantees
In June and July 2005, we entered into two long-term loans with Bank of Communications. These loans were guaranteed by Changzhou Fulai Property Development Co., Ltd., a related party controlled by Mr. Canfang Liu and Mr. Lai Shing Yip, two of our major beneficial shareholders. We fully repaid these long-term loans in August 2007.

We had in the past entered into short-term loans with domestic banks, some of which were guaranteed by related parties, but all of which have been fully repaid. The guarantee arrangements were as follows:
•	In February, March and April 2006, Changzhou Fulai Property Development Co., Ltd. provided guarantees for our short-term borrowings with an aggregate amount of RMB110.0 million ($16.1 million), which were fully repaid.

•	In September and November 2006, Changzhou Jiuzhou Fuyuan Property Development Co., Ltd. and Changzhou Jiuzhou Plaza Property Development Co., Ltd., which are controlled by Mr. Canfang Liu, one of our beneficial shareholders, provided guarantees for our short-term facilities of RMB80.0 million ($11.7 million) and RMB60.0 million ($8.8 million), respectively. We have agreed to pay a guarantee fee of 2.0% of the loan facility amount per annum to Jiangsu Jiuzhou Investment Group Co., Ltd. based on the guarantee arrangement. These facilities have been fully repaid.

•	In February 2006, Changzhou Fulai Property Development Co., Ltd. entered into an agreement with Bank of Agriculture and us to guarantee up to RMB64.0 million ($9.4 million) for our short-term borrowings that expired in February 2008.

•	In May 2007, Jiangsu Jiuzhou Investment Group Co., Ltd. entered into an agreement with Agriculture Bank of China and us to guarantee up to RMB70 million ($10.3 million), $5.0 million and EUR4.0 million ($5.6 million) for our short-term borrowings, which expired in August 2007.
Some of our short-term loans are guaranteed by unrelated parties. A guarantee by an unrelated party is in turn guaranteed by related parties in an arrangement called “counter-guarantee.” In May 2006, Changzhou Hengtai Investment Guarantee Co., Ltd. provided a guarantee for our short-term borrowings of RMB30.0 million ($4.4 million). In June 2006, Changzhou Hengtai Investment Guarantee Co., Ltd. provided guarantees for our short-term borrowings of RMB50.0 million ($7.3 million) and $10.0 million ($1.5 million), which were fully repaid. In October 2006, Changzhou Hengtai Investment Guarantee Co., Ltd. provided a guarantee for our short-term borrowings of RMB50.0 million ($7.3 million). The “counter-guarantee” arrangement terminated in March 2007. In January 2008, Changzhou Hengtai Investment Guarantee Co., Ltd. provided a guarantee up to RMB90.0 million ($13.2 million) for our borrowings under a revolving credit facility agreement with Bank of China, which expired on August 15, 2008. Mr. Jifan Gao and Ms. Chunyan Wu jointly provided a counter-guarantee against the guarantee.
In 2007, Jiangsu Jiuzhou Investment Group Co., Ltd., a company controlled by Mr. Canfang Liu provided a guarantee for certain bank loans and a letter of credit of Trina China. A guarantee fee was charged at a rate of 2% per annum. We recorded a total amount of $530,063 of guarantee expenses related to this guarantee service in the year ended December 31, 2007. All expenses were paid prior to December 31, 2007.
In 2006, we also obtained short-term financings from Changzhou Fulai Property Development Co., Ltd. and Jiangsu Jiuzhou Investment Group Co., Ltd., a company controlled by Mr. Canfang Liu. The amounts of such short-term financings were RMB8.0 million ($1.2 million), RMB18.0 million ($2.6 million) and RMB20.0 million ($2.9 million), and the terms ranged from four days to 34 days. Interest was charged at 7.2% per annum. We recorded a total amount of RMB162,680 ($23,845) in interest expense in the year ended December 31, 2006. These financings were fully repaid prior to December 31, 2006.

Currently, Mr. Canfang Liu and Mr. Lai Shing Yip are not our related parties. As of the date of this annual report, no loans were guaranteed or counter-guaranteed by our related parties.
Purchase Contract
In 2007 and 2008, Trina China entered into wafer purchase contracts for a total price of RMB905,520 and RMB79.4 million ($11.6 million), respectively, with Changzhou Youze S&T Co., Ltd. The purchase price was determined based on the current market price, and the transaction was approved by our audit committee.
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
Disposal of Assets Used in Discontinued Operation
Prior to June 30, 2006, we were engaged in the aluminum siding business, which included the production, marketing and sale of aluminum exterior wall products used for cladding the exteriors of buildings and houses. On June 28, 2006, our board of directors resolved to discontinue our aluminum siding business and committed to a plan to settle the related liabilities and realize the related assets through the sale of scrap. Our aluminum siding operations ceased on June 30, 2006, and all of the employees from our aluminum siding business were transferred to our PV module business. In December 2006, we sold the manufacturing equipment and buildings, including the underlying land use rights of 7,633 square meters, previously used in our aluminum siding business, for a total price of RMB5.8 million ($850,128) to Mr. Weifeng Wu and Mr. Weizhong Wu, brothers-in-law of Mr. Jifan Gao, our chairman and chief executive officer.

Employment Agreements
See “Item 6. Directors, Senior Management and Employees—Management—Employment Agreements.”
Share Incentive Plan
See “Item 6. Directors, Senior Management and Employees—Management—Share Incentive Plan.”
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
For the year ended December 31, 2008, the trading price ranged from $5.61 to $56.50 per ADS.
The following table provides the high and low trading prices for our ADSs on the NYSE for (1) year 2006 (from December 19, 2006), year 2007 and year 2008, (2) each of the four quarters of 2007 and 2008 and the first quarter of 2009 and (3) each of the past six months of our ADS’s trading history.

	Sales Price
	High	Low
Annual High and Low
2006 (from December 19, 2006)	$26.75	$18.82
2007	73.06	17.06
2008	56.50	5.61

Quarterly High and Low
First Quarter 2007	50.94	17.06
Second Quarter 2007	68.90	38.76
Third Quarter 2007	73.06	38.80
Fourth Quarter 2007	68.26	32.55
First Quarter 2008	56.50	25.88
Second Quarter 2008	53.50	29.60
Third Quarter 2008	34.92	22.05
Fourth Quarter 2008	24.73	5.61
First Quarter 2009	13.80	5.75

Monthly High and Low
October 2008	24.73	9.07
November 2008	15.24	5.61
December 2008	10.39	6.75
January 2009	10.65	7.11
February 2009	9.13	6.30
March 2009	13.80	5.75
April 2009 (through April 29, 2009)	14.38	10.18

B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing 100 ordinary shares, have been listed on the New York Stock Exchange since December 19, 2006 under the symbol “TSL.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, which is referred to as the “Companies Law” below, insofar as they relate to the material terms of our ordinary shares.
Registered Office and Objects
The Registered Office of our company is at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

According to Article 3 of our memorandum of association, the objects for which our company is established are unrestricted and shall include, but without limitation: (a) to act and to perform all the functions of a holding company in all its branches and to co-ordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which our company or any subsidiary company is a member or which are in any manner controlled directly or indirectly by our company; (b) to act as an investment company and for that purpose to acquire and hold upon any terms and, either in the name of our company or that of any nominee, shares, stock, debentures, debenture stock, annuities, notes, mortgages, bonds, obligations and securities, foreign exchange, foreign currency deposits and commodities, issued or guaranteed by any company wherever incorporated or carrying on business, or by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, by original subscription, tender, purchase, exchange, underwriting, participation in syndicates or in any other manner and whether or not fully paid up, and to make payments thereon as called up or in advance of calls or otherwise and to subscribe for the same, whether conditionally or absolutely, and to hold the same with a view to investment, but with the power to vary any investments, and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof, and to invest and deal with the moneys of our company not immediately required upon such securities and in such manner as may be from time to time determined.
Board of Directors
See “Item 6.C. Board Practices—Board of Directors.”
Ordinary Shares
General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.
Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our shareholders or board of directors subject to the Companies Law.
Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by a show of hands unless a poll is demanded as described in our articles of association. A poll may be demanded by (i) the chairman of the meeting, (ii) at least three shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy for the time being entitled to vote at the meeting, (iii) any shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting, or (iv) a shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy and holding not less than one-tenth of the issued share capital of our voting shares.
A quorum required for a meeting of shareholders consists of at least two shareholders entitled to vote representing not less than one-third of our total outstanding shares present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative. In general, advance notice of at least ten clear days is required for the convening of our annual general meeting and other shareholders’ meetings.
An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name or an amendment to our memorandum or articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any unissued shares.

Transfer of Shares. Subject to the restrictions of our articles of association, as more fully described below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or by any other form approved by our board.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary shares unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof. There is presently no legal requirement under Cayman Islands law for instruments of transfer for our ordinary shares to be stamped. In addition, our board of directors has no present intention to charge any fee in connection with the registration of a transfer of ordinary shares.
If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on prior notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.
Liquidation. On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.
Calls on Shares and Forfeiture of Shares. Our articles of association permit us to issue our shares, including ordinary shares, nil paid and partially paid. This permits us to issue shares where the payment for such shares has yet to be received. Although our articles give us the flexibility to issue nil paid and partly paid shares, our board has no present intention to do so. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.
Redemption of Shares. Subject to the provisions of the Companies Law, the rules of the designated stock exchange, our memorandum and articles of association and to any special rights conferred on the holders of any shares or class of shares, we may issue shares on terms that they are subject to redemption at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors. Our currently outstanding ordinary shares and those to be issued in this offering will not be subject to redemption at the option of the holders or our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.
Inspection of Register of Members. Pursuant to our articles of association, our register of members and branch register of members shall be open for inspection by shareholders for such times and on such days as our board of directors shall determine, without charge, or by any other person upon a maximum payment of CI$2.50 or such other sum specified by the board, at the registered office or such other place at which the register is kept in accordance with the Companies Law or, upon a maximum payment of CI$1.00 or such other sum specified by the board, at our registered office, unless the register is closed in accordance with our articles of association.
Designations and Classes of Shares. All of our issued shares upon the closing of this offering will be ordinary shares. Our articles provide that our authorized unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board may in its absolute discretion determine. In particular, our board of directors is empowered to authorize from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series.
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

People’s Republic of China Taxation
Under the PRC Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, which became effective January 1, 2008, dividends, interests, rents, and royalties payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise, as well as gains on transfers of shares of a foreign-invested enterprise in the PRC by such a foreign investor, will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The Cayman Islands, where Trina is incorporated, does not have such a tax treaty with the PRC. Therefore, if Trina is considered a non-resident enterprise for purposes of the new EIT law, a 10% withholding tax will be imposed on dividends paid to Trina by its PRC subsidiaries. In such a case, there will be no PRC withholding tax on dividends paid by Trina to investors that are not PRC legal or natural persons or on any gain realized on the transfer of ADSs or shares by such investors. However, PRC income tax will apply to dividends paid by Trina to investors that are PRC legal or natural persons and to any gain realized by such investors on the transfer of ADSs or shares.
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

U.S. Federal Income Taxation
The following discussion describes the material U.S. federal income tax consequences under present law to U.S. Holders (defined below) of our 4% convertible senior notes, or the notes, ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the notes, ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This summary does not address any estate or gift tax consequences.
The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	regulated investment companies and real estate investment trusts;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding notes, ADSs or ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons who acquired notes, ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•	persons holding notes, ADSs or ordinary shares through partnerships or other pass-through entities.
U.S. Holders are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state and local and foreign tax consequences to them of the purchase, ownership and disposition of notes, ADSs or ordinary shares.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of notes, ADSs or ordinary shares and you are, for U.S. federal income tax purposes,
•	a citizen or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If you are a partner in a partnership or other entity taxable as a partnership that holds notes, ADSs or ordinary shares, your tax treatment depends on your status and the activities of the partnership.
Taxation of Notes
Payment of Interest
Interest on a note generally will be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder’s method of accounting for tax purposes. Interest income on a note generally will constitute foreign source income and generally will constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.”
Additional Interest
We may be required to pay additional interest in certain circumstances. We believe (and the rest of this discussion assumes) there is only a remote possibility that we will be obligated to make such additional payments on the notes, and the notes therefore will not be treated as “contingent payment debt instruments” under applicable U.S. Treasury regulations. Assuming our position is respected, any such additional interest would generally be taxable to a U.S. Holder at the time such payments are received or accrued, in accordance with the U.S. Holder’s usual method of accounting for tax purposes. Subject to certain conditions and limitations, any PRC withholding taxes on interest may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their tax advisors regarding the creditability of any PRC withholding tax.
Our determination that the notes are not contingent payment debt instruments is not binding on the U.S. Internal Revenue Service, or the IRS. If the IRS were to successfully challenge our determination and the notes were treated as contingent payment debt instruments or as being subject to the original issue discount rules, a U.S. Holder of notes would be required, among other things, to include interest in income, regardless of the U.S. Holder’s method of accounting, in advance of cash distributions with respect thereto and may also be required to treat as taxable ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a note and the entire amount of realized gain upon a conversion of a note. Our determination that the notes are not contingent payment debt instruments or subject to the original issue discount rules is biding on U.S. Holders unless they disclose their contrary position to the IRS in a manner that is required by applicable U.S. Treasury regulations.

Disposition of Notes
Except as provided below under “Conversion of Notes,” and subject to the passive foreign investment rules discussed below under “Taxation of ADSs and Ordinary Shares—Passive Foreign Investment Company,” a U.S. Holder will recognize gain or loss on the sale, exchange, redemption, repurchase or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less any amount attributable to accrued but unpaid interest not previously included income, which will be taxable as such) and the U.S. Holder’s tax basis in the note. A U.S. Holder’s tax basis in a note initially will be the U.S. Holder’s cost therefor, and will be increased by amounts included in income by the U.S. Holder under the rules governing market discount, discussed below, and will be decreased by the amount of any amortized premium, discussed below, and any principal payments received by such holder. Subject to the discussion of market discount, below, the gain or loss on a disposition of a note by a U.S. Holder generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year. The net amount of long-term capital gain recognized by a non-corporate U.S. Holder, including an individual U.S. Holder, is eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source income or loss (in the case of losses, subject to certain limitations).
In the event we are a passive foreign investment company, a U.S. Holder generally will be taxed upon the sale, exchange, redemption or other taxable disposition of a note in the same manner that such U.S. Holder would be taxed upon the sale, exchange, redemption or other taxable disposition of ADSs or ordinary shares in a passive foreign investment company, except that the notes will not be eligible for the “mark-to-market” election. See the discussion under “Taxation of ADSs and Ordinary Shares—Passive Foreign Investment Company,” below.
Premium
A U.S. Holder that purchases a note at a cost greater than the note’s principal amount will be considered to have purchased the note at a premium and may elect to amortize the premium as an offset to interest income, using a constant yield method, over the note’s remaining term. This election generally applies to all debt instruments that the U.S. Holder holds at the time of the election, as well as any debt instruments held during or after the taxable year for which the election is made. In addition, the U.S. Holder may not revoke the election without the consent of the IRS. A U.S. Holder electing to amortize the premium will be required to reduce its tax basis in the note by the amount of the premium amortized during its holding period. If a U.S. Holder with a premium does not elect to amortize the premium, the amount of the premium will be included in the U.S. Holder’s tax basis in the note, and therefore, if the note is held to maturity, will generally give rise to capital loss when the note matures.

Market Discount
A U.S. Holder that purchases a note at a cost that is lower than its principal amount will be considered to have purchased a note with a “market discount” in the hands of such U.S. Holder (unless the amount of such excess is less than a specified de minimis amount, in which case the note will not be considered to have a market discount). If a U.S. Holder acquired a note with market discount, any gain realized by the U.S. Holder on the disposition of the note generally will be treated as ordinary interest income to the extent of the market discount that accrued on the note during the U.S. Holder’s holding period. In addition, a U.S. Holder may be required to defer the deduction of a portion of the interest paid on any indebtedness that it incurred or continued to purchase or carry the note. In general, market discount will be treated as accruing ratably over the term of the note, or at the U.S. Holder’s election, under a constant yield method.
A U.S. Holder may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the note as ordinary income, in which case the interest deduction deferral rule described above will not apply. If made, this election applies to all market discount debt instruments that the U.S. Holder acquires on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.
Conversion of Notes
You generally will not recognize gain or loss upon the conversion of your notes for ADSs except to the extent of cash received in lieu of a fractional ADS and except to the extent of amounts received with respect to accrued interest, which will be taxable as such. The amount of gain or loss you recognize on the receipt of cash in lieu of a fractional ADS will be equal to the difference between the amount of cash you receive in respect of the fractional ADS and the portion of your adjusted tax basis in the notes that is allocable to the fractional ADS. Such gain or loss will be U.S. source gain or loss for U.S. foreign tax credit purposes. The tax basis of the ADSs received upon a conversion (other than ADSs attributable to accrued interest, the tax basis of which will equal its fair market value) will equal the adjusted tax basis of the note that was converted (excluding the portion of the tax basis that is allocable to any fractional ADS). Your holding period for the ADSs will include the period during which you held the notes except that the holding period of any ADS received with respect to accrued interest will commence on the day after the date of receipt.
Possible Effect of the Change in Conversion Consideration
In certain situations, we may provide for the conversion of the notes into stock, other securities, other property or assets. Depending on the circumstances, such an adjustment could result in a deemed taxable exchange to a U.S. Holder and the modified note could be treated as newly issued at that time, potentially resulting in the recognition of taxable gain or loss. In addition, the conversion of the note into stock, other securities, other property or assets may also be taxable for a U.S. Holder.

Constructive Distributions
The conversion rate of the notes will be adjusted in certain circumstances. Adjustments (or failures to make adjustments) that have the effect of increasing a U.S. Holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to a U.S. Holder for U.S. federal income tax purposes. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, generally will not be considered to result in a deemed distribution to a U.S. Holder. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our ordinary shares) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, a U.S. Holder will be deemed to have received a distribution even though the U.S. Holder has not received any cash or property as a result of such adjustments. In addition, an adjustment to the conversion rate in connection with a fundamental change may be treated as a deemed distribution. Any deemed distribution will be taxable as a dividend, return of capital, or capital gain as described in “Taxation of ADSs and Ordinary Shares—Taxation of Dividends and other Distributions on the ADSs or Ordinary Shares,” below. It is not clear whether a constructive dividend deemed paid to a non-corporate U.S. Holder could be “qualified dividend income” as discussed below under “Taxation of ADSs and Ordinary Shares—Taxation of Dividends and other Distributions on the ADSs or Ordinary Shares.”
Taxation of ADSs and Ordinary Shares
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you will be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.
The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.
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

With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. IRS authority indicates that our ADSs (which are listed on the New York Stock Exchange), but not our ordinary shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our ordinary shares meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. If we are treated as a PRC tax resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the Untied States and the PRC. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The dividends we receive from our PRC subsidiaries and our global income may be subject to PRC tax under the new EIT law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC “resident enterprise.” You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. For taxable years beginning after December 31, 2006, dividends paid on our common shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Subject to certain conditions and limitations, any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.
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
Taxation of Disposition of ADSs or Shares
Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source income or loss (in the case of losses, subject to certain limitations). However, in the event we are deemed to be a Chinese resident enterprise under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gain as PRC source income. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company
We believe that for our taxable year ending December 31, 2008, we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes and we do not expect to become one in the future although there can be no assurance in that regard. A non-U.S. corporation is considered a PFIC for any taxable year if either:
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
If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file IRS Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.
You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
Payments of interest with respect to the notes, dividends with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of notes, ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We have previously filed with the Commission our registration statements on Form F-1 (File Number 333-139144 and File Number 333-142970), as amended, and a registration statement on From F-3 (File Number 333-152333).
We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Securities Exchange Act of 1934, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with NYSE Rules 203.01, we will post this annual report on Form 20-F on our website www.trinasolar.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.
I. Subsidiary Information
For a listing of our subsidiaries, see “Item 4C. Information on the Company—Organizational Structure”.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Inflation
According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.5% in 2006, 4.8% in 2007 and 5.9% in 2008. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.
Foreign Exchange Risk
Transaction Risk
Most of our sales are currently denominated in U.S. dollars and Euros, with the remainder in Renminbi, while a substantial portion of our costs and expenses is denominated in U.S. dollars, with the remainder in Renminbi. Therefore, fluctuations in currency exchange rates could have an adverse impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly among the U.S. dollars, Renminbi and Euros, affect our gross and net profit margins and could result in foreign exchange and operating losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2007 and December 31, 2008, we held $72.3 million and $105.2 million in accounts receivable, respectively, most of which were denominated in U.S. dollars and Euros. Had we converted all of our accounts receivable as of either date into Renminbi at an exchange rate of RMB6.8225 for $1.00, the exchange rate as of December 31, 2008, our accounts receivable would have been RMB493.4 million and RMB717.7 million as of December 31, 2007 and December 31, 2008, respectively. Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB 6.1403, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB444.1 million and RMB645.9 million in accounts receivable as of December 31, 2007 and December 31, 2008, respectively. These amounts would therefore reflect a theoretical loss of RMB49.3 million and RMB71.8 million for our accounts receivable as of December 31, 2007 and December 31, 2008, respectively. This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.
In addition, Renminbi is not a freely convertible currency. SAFE controls the conversion of Renminbi to foreign currencies. The value of the Renminbi is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. Our cash and cash equivalents and restricted cash denominated in Renminbi amounted to $6.4 million, $15.7 million and $71.9 million as of December 31, 2006, 2007 and 2008, respectively.

Foreign Currency Translation Risk
We are subject to foreign currency translation risk. The US dollar is our functional and reporting currency. Monetary assets and liabilities denominated in currencies other than the US dollars are translated into US dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollars at the applicable rates of exchange prevailing at the beginning of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.
Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. We recorded these exchange gains and losses in the statements of operations. Appreciation of the RMB in 2007 against those currencies used in transactions during 2007 resulted in our recording of an exchange loss of $2.0 million. In 2008, we had a foreign exchange loss of $11.8 million. As some of our sales contracts were denominated in Euros, the depreciation of the Euro against the US dollar, as well as appreciation of the Renminbi against the US dollar in 2008 resulted in our recording of a large exchange loss in 2008.
Prior to January 1, 2008, the financial records of Trina China, our principal operating subsidiary in the PRC, were maintained in Renminbi. To respond to the significant changes in economic facts and circumstances, Trina China changed its functional currency from RMB to the US dollar, effective January 1, 2008.
In 2007, due to that Trina China’s functional currency was Renminbi, our exposure to foreign currency risk was impacted by an embedded foreign currency forward contract entered into by Trina China. One of our supply contracts provided that the purchase price of the silicon to be acquired was denominated in U.S. dollars, which was not the functional currency of either of the contracting parties. Accordingly, the contract contained an embedded foreign currency forward contract, which was required to be bifurcated and accounted for at fair value in accordance with the provisions of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Fluctuations in forward foreign exchange rates impacted our assessment in determining the fair value of our embedded derivative. In 2007, we recorded a gain on the change in fair value of the embedded derivative of $0.9 million which was included in the line item “Gain (loss) on change in fair value of derivative” in the consolidated statements of operations. After the change in the functional currency of Trina China, we no long incur any gain or loss caused by the change in fair value of the embedded derivative.
Risk Management
Our primary objective for holding derivative financial instruments is to manage currency risk. We record derivative instruments as assets or liabilities, measured at fair value.

In October and December 2008, we entered into a series of foreign currency forward contracts with two commercial banks, to hedge our exposure to foreign currency exchange risk. As of December 31, 2008, we had foreign currency forward contracts with a total contract value of approximately €24.0 million ($33.9 million). We do not use foreign currency forward contracts to hedge all of our foreign currency denominated commitments. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. As at December 31, 2008, we recorded a change in fair value of forward foreign currency exchange contracts of $1.1 million, which was included in the line item “Gain (loss) on change in fair value of derivative” in the consolidated statements of operations. The estimated fair value of forward foreign currency exchange contracts is based on the estimated amount at which they could be settled based on forward market exchange rates. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations.
Interest Rate Risk
Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates. If market interest rates for short-term demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average applicable interest rate for our short-term demand deposits would result in an increase of approximately $0.3 million) in interest income from the assumed average cash and cash equivalent balance in 2008.
Item 12. Description of Securities Other than Equity Securities
Not Applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

In November 2008, we adopted a shareholder rights plan (the “Rights Plan”). One ordinary share purchase right (a “Right”) was distributed with respect to each ordinary share outstanding at the close of business on December 1, 2008. Subject to limited exceptions, these Rights entitle the holders to purchase ordinary shares from us at half of the market price at the time of purchase in the event that a person or group obtains ownership of 15% or more of our ordinary shares (including by acquisition of the ADSs representing an ownership interest in the ordinary shares) or enters into an acquisition transaction without the approval of our board of directors. The exercise price is set at US$1.86 per Right to purchase ordinary shares, subject to adjustment when there is a Trigger Event. Our board of directors are entitled to redeem the Rights at US$0.00001 per Right at any time before a person or group has acquired 15% or more of the Company’s voting securities.
In June 2007, we completed our follow-on public offering of ADSs sold by us and certain selling shareholders. In this follow-on public offering, we issued and sold 360,001,600 ordinary shares, in the form of ADSs, at $45.00 per ADS on June 6, 2007. The aggregate price of the offering amount registered and sold was approximately $243.3 million, of which we received net proceeds of approximately $154.3 million. We did not receive any of the proceeds from the sale of ADSs by the selling shareholders. We have used all of the proceeds from that follow-on public offering indicated in the prospectus for such offering.
In July 2008, we completed our public offerings of $138 million aggregate principal amount of convertible senior notes due 2013 and 4,073,194 ADSs, which were borrowed by an affiliate of Credit Suisse Securities (USA) LLC, one of the joint bookrunners of the notes offering. The notes sold include $18 million aggregate principal amount of notes issued due to the underwriters’ exercise in full of their over-allotment option. The sale of the borrowed ADSs was intended to facilitate privately negotiated transactions or short sales by which investors in the notes will hedge their investment in the notes. The ADS borrower will be required to return the borrowed ADSs pursuant to the ADS lending agreement by the scheduled maturity date of the notes in July 2013. The net proceeds from our public offering of convertible senior notes were allocated as follows:
•	approximately $90 million to expand our manufacturing lines for the production of silicon ingots, wafers, solar cells and PV modules;

•	approximately $20 million to purchase raw materials; and

•	the remaining amount for research and development and general corporate purposes.
As of December 31, 2008, our cash resources amounted to $132.2 million, comprising of cash on hand and demand deposits.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
In connection with the preparation of the annual report on Form 20-F filed with SEC on April 30, 2009, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of the period covered by this annual report. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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
Management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2008. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2008.
Remediation Process of Material Weaknesses Reported in 2007
In last year’s annual report, one material weakness in internal control over financial reporting was identified and reported as following by management for the year ended December 31, 2007:
The Company did not have appropriate policies and procedures in place to effectively identify and evaluate embedded derivative instruments in its long term raw material supply contracts.
This material weakness was subsequently remediated by our following efforts undertaken in 2008:
(i)	established a new policy and a series of comprehensive procedures on control activities of embedded derivative instruments for staffs to follow and management to monitor;

(ii)	provided adequate training to our finance team and other relevant personnel in respect of identification and treatment of possible embedded derivative instruments; and

(iii)	reviewed all contracts by trained personnel and assessed the choice of functional currency on the contracts and its potential risks that may associate with carefully.

Management’s Conclusion of Remediation
Management has conducted an assessment, including testing, of the effectiveness of our remediated internal control processes over financial reporting described above under “Remediation Process of Material Weaknesses Reported in 2007” as of December 31, 2008. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Management believes these remediated internal control processes described above effectively mitigated, as of December 31, 2008, the material weakness listed above under “Remediation Process of Material Weaknesses Reported in 2007.”
Attestation Report of the Registered Public Accounting Firm
The effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2008. The attestation report issued by Deloitte Touche Tohmatsu CPA Ltd. can be found on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting
The discussion above under “Remediation Process of Material Weaknesses Reported in 2007” includes a description of the material actual changes to our internal control over financial reporting during 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Both Mr. Jerome Corcoran and Mr. Peter Mak qualify as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Corcoran, Mr. Mak and Mr. Qian Zhao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act.
Item 16B. Code of Ethics
Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-139144) filed with the Securities and Exchange Commission on December 19, 2006 and posted the code on our website www.trinasolar.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C. Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2007	2008
Audit fees (1)	$1,042,328	$1,150,000
Audit-related fees(2)	455,837	368,654
Tax fees(3)	$35,310	$96,501
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2007 involve principally the issuance of a comfort letter, providing listing advice in connection with our follow-on public offering. Services comprising the fees disclosed under the category of “Audit-related fees” in 2008 involve principally the issuance of a comfort letter, providing listing advice in connection with our public offering of convertible senior notes.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
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
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
We believe that there are no significant differences between our corporate governance practices and those of U.S. domestic companies under the listing standards of the New York Stock Exchange.

PART III
Item 17. Financial Statements
We have elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
The consolidated financial statements of Trina, its subsidiaries and its variable interest entity are included at the end of this annual report.
Item 19. Exhibits

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.1	Registrant’s Form American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Shares (incorporated by reference to Exhibit 1 of our Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 (file No. 333-139161) filed with the Securities and Exchange Commission on November 21, 2008)

2.4	Form of Share Transfer Agreement relating to Trina China between the Registrant and other parties therein dated March 28, 2006 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.5	Amended and Restated Series A Preferred Share Purchase Agreement among the Registrant, Trina China and other parties therein dated May 19, 2006 (incorporated by reference to Exhibit 4.5 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.6	Amended and Restated Shareholders Agreement among the Registrant, Trina China and other parties therein dated May 30, 2006 (incorporated by reference to Exhibit 4.6 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.7	Amendment to the Amended and Restated Shareholders Agreement among the Registrant, Trina China and other parties therein dated December 7, 2006 (incorporated by reference to Exhibit 4.7 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.8	First Supplemental Indenture dated as of July 23, 2008 between Wilmington Trust Company and the Registrant (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on July 23, 2008).

2.9	Rights Agreement dated as of November 21, 2008 between Trina Solar Limited and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on November 21, 2008).

4.1	Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file No. 333-157831) filed with the Securities and Exchange Commission on March 11, 2009)

4.2	Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.4	Form of Tax Indemnification Agreement between the Registrant and Former Shareholders dated as of September 15, 2006 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.5	Form of Loan Agreement between Trina China and Bank of Communications (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.6	Form of Guarantee Agreement between the Guarantor and Bank of Communications for Long-term Loans (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.7	Form of Guarantee Agreement between the Guarantor and Bank of Communications for Short-term Loans (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.8	Form of Short-term Loan Agreement between Trina China and Agriculture Bank of China (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.9	Form of Guarantee Agreement between the Guarantor and Agriculture Bank of China for Short-term Loans (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.10	Form of Maximum Guarantee Agreement between Guarantors and Agriculture Bank of China for Short-term Loans (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.11	Form of Counter-guarantee Agreement between Guarantors and Changzhou City Hengtai Investment Co., Ltd. for Maximum Guarantee (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.12	Form of Security Agreement between Trina China and Changzhou City Hengtai Investment Co., Ltd. for Maximum Guarantee (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.13	Credit Line Agreement between Trina China and Bank of China dated August 28, 2007 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.14	Maximum Amount Guarantee between Bank of China and Changzhou City Hengtai Investment Co., Ltd., dated January 31, 2008 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.15	Counter-guarantee (Maximum Amount Guarantee Contract) between Jifan Gao and Changzhou City Hengtai Investment Guarantee Co., Ltd. dated January 28, 2008 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.16	Supply Contract and Distribution Agreement between Trina China and IBC SOLAR AG dated May 26, 2007 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.17	Equipment Supply Contract between Trina China and Meyer Burger AG dated May 30, 2007 and the amendment dated September 17, 2007 (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.18	Equipment Supply Contract between Trina China and Meyer Burger AG dated August 8, 2007 and the amendment dated September 17, 2007 (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.19	Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2008 (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.20*†	Supplemental Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 19, 2008

4.21	ADS Lending Agreement, dated July 17, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch, and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on July 23, 2008).

4.22		Standstill Agreement dated as of November 21, 2008 between the Registrant and Jifan Gao (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on November 21, 2008).

8.1	*	Subsidiaries of the Registrant

11.1		Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-139144) filed with the Securities and Exchange Commission on December 19, 2006)

12.1*		CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*		CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*		CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*		CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*		Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed with this annual report on Form 20-F

†	Confidential treatment is being requested with respect to portions of these exhibits and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 406 under the Securities Act.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Trina Solar Limited
By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Chairman and Chief Executive Officer
Date: April 30, 2009

TRINA SOLAR LIMITED

TRINA SOLAR LIMITED
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Trina Solar Limited
We have audited the accompanying consolidated balance sheets of Trina Solar Limited and subsidiaries (the “Company”) as of December 31, 2006, 2007, and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
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
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Trina Solar Limited and subsidiaries as of December 31, 2006, 2007, and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.
Shanghai, China
April 30, 2009

TRINA SOLAR LIMITED
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Trina Solar Limited
We have audited internal control over financial reporting Trina Solar Limited and subsidiaries (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2008, of the Company and our report dated April 30, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule.
/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.
Shanghai, China
April 30, 2009

TRINA SOLAR LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share and per share data)

	As of December 31,
	2006	2007	2008
ASSETS
Current assets:
Cash and cash equivalents	93,380,212	59,695,932	132,223,776
Restricted cash	5,003,871	103,375,481	44,991,233
Inventories	32,230,309	58,547,531	85,687,407
Accounts receivable, net of allowance for doubtful accounts of $Nil, $342,813 and $1,810,284 as of December 31, 2006, 2007 and 2008, respectively	29,352,577	72,322,559	105,192,782
Current portion of advances to suppliers	34,606,226	42,952,994	42,247,209
Amount due from related parties	—	613,925	—
Prepaid expenses and other current assets, net	2,875,257	4,860,257	9,540,972
Current assets of discontinued operations	352,654	33,499	—

Total current assets	197,801,106	342,402,178	419,883,379

Advances to suppliers	—	53,737,412	130,351,513
Property, plant and equipment, net	51,419,365	197,123,875	357,593,802
Prepaid land use right, net	2,372,362	5,461,529	26,915,217
Deferred tax assets	152,187	1,094,893	2,807,488
Other noncurrent assets	—	854,214	2,564,428

TOTAL ASSETS	251,745,020	600,674,101	940,115,827

(To be continued)

TRINA SOLAR LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share and per share data)

	As of December 31,
	2006	2007	2008
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	71,408,653	163,563,089	248,557,724
Accounts payable	9,146,920	42,690,835	62,503,917
Income tax payable	849,891	1,405,890	3,648,772
Accrued expenses and other current liabilities	6,228,606	12,625,904	21,003,231
Current liabilities of discontinued operations	433,900	199,441	—

Total current liabilities	88,067,970	220,485,159	335,713,644
Long-term bank borrowings	5,122,492	8,214,002	14,631,434
Convertible note payable	—	—	133,248,054
Accrued warranty costs	1,400,269	4,486,135	12,473,142
Other noncurrent liabilities	—	—	10,993,042

Total liabilities	94,590,731	233,185,296	507,059,316

Commitments and contingencies (Note 19)
Shareholders’ equity
Ordinary shares ($0.00001 par value; 5,000,000,000 shares authorized, 2,121,534,728, 2,553,367,783 and 2,958,183,059 shares issued and outstanding as of December 31, 2006, 2007 and 2008, respectively)	21,215	25,533	29,581
Additional paid-in capital	139,670,637	304,877,619	308,898,326
Retained earnings	15,622,250	51,352,188	112,712,460
Accumulated other comprehensive income	1,840,187	11,233,465	11,416,144

Total shareholders’ equity	157,154,289	367,488,805	433,056,511

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	251,745,020	600,674,101	940,115,827

See notes to consolidated financial statements.

TRINA SOLAR LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars, except share data)

	Year ended December 31,
	2006	2007	2008

Net revenues	114,499,649	301,819,197	831,900,852

Cost of revenues	84,449,741	234,190,737	667,459,287

Gross profit	30,049,908	67,628,460	164,441,565

Selling expenses	2,570,882	11,018,549	20,302,251
General and administrative expenses	8,655,781	17,817,581	41,113,257
Research and development expenses	1,902,680	2,805,089	3,039,154

Total operating expenses	13,129,343	31,641,219	64,454,662

Income from continuing operations	16,920,565	35,987,241	99,986,903
Foreign exchange loss	—	(1,999,509)	(11,801,559)
Interest expense	(2,137,221)	(7,551,160)	(23,936,455)
Interest income	260,614	4,810,390	2,943,611
Gain (loss) on change in fair value of derivative	—	854,214	(1,067,079)
Other (expense) income, net	(82,206)	1,554,133	(155,614)

Income from continuing operations before income taxes	14,961,752	33,655,309	65,969,807
Income tax (expense) benefit	(1,787,614)	1,706,713	(4,609,535)

Net income from continuing operations	13,174,138	35,362,022	61,360,272

Discontinued operations:
Income (loss) from discontinued operations	(761,975)	379,188	—
Income tax (expense) benefit	8,698	(11,272)	—

Net income (loss) on discontinued operations	(753,277)	367,916	—

Net income	12,420,861	35,729,938	61,360,272

Earnings per ordinary share from continuing operations
Basic	0.01	0.02	0.02
Diluted	0.01	0.02	0.02
Earnings per ordinary share from discontinued operations
Basic	0.00	0.00	—
Diluted	0.00	0.00	—
Earnings per ordinary share
Basic	0.01	0.02	0.02
Diluted	0.01	0.02	0.02
Weighted average ordinary shares outstanding
Basic	1,038,316,484	2,339,799,657	2,501,202,680
Diluted	1,058,483,593	2,370,685,156	2,690,723,390
See notes to consolidated financial statements.

TRINA SOLAR LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

					Other
			Additional	Retained	comprehensive		Comprehensive
	Ordinary shares		paid-in Capital	earning	income	Total	income

Balance at January 1, 2006	1,000,000,000	10,000	10,881,178	3,201,389	262,406	14,354,973
Share-based compensation	—	—	2,727,452	—	—	2,727,452
Return of capital upon restructuring	—	—	(5,115,003)	—	—	(5,115,003)
Conversion of Series A preferred shares to ordinary shares	545,808,968	5,458	39,163,040	—	—	39,168,498
Issuance of restricted shares to employees	45,725,760	457	—	—	—	457
Capital contribution	—	—	4,853,400	—	—	4,853,400
Issuance of ordinary shares, net of issue costs	530,000,000	5,300	87,160,570	—	—	87,165,870
Net income	—	—	—	12,420,861	—	12,420,861	12,420,861
Foreign currency translation adjustments	—	—	—	—	1,577,781	1,577,781	1,577,781

Balance at December 31, 2006	2,121,534,728	21,215	139,670,637	15,622,250	1,840,187	157,154,289	13,998,642

Share-based compensation	—	—	1,740,388	—	—	1,740,388
Issuance of restricted shares to employees	26,704,732	267	—	—	—	267
Repurchase of restricted shares	(5,903,277)	(59)	—	—	—	(59)
Issuance of ordinary shares, net of issue costs	411,031,600	4,110	163,466,594	—	—	163,470,704
Net income	—	—	—	35,729,938	—	35,729,938	35,729,938
Foreign currency translation adjustments	—	—	—	—	9,393,278	9,393,278	9,393,278

Balance at December 31, 2007	2,553,367,783	25,533	304,877,619	51,352,188	11,233,465	367,488,805	45,123,216

Share-based compensation	—	—	4,024,780	—	—	4,024,780
Issuance of restricted shares to employees	17,866,289	179	—	—	—	179
Repurchase of restricted shares	(20,370,413)	(204)	—	—	—	(204)
Issuance of ordinary shares under share lending facility	407,319,400	4,073	(4,073)	—	—	—
Net income				61,360,272		61,360,272	61,360,272
Foreign currency translation adjustments					182,679	182,679	182,679

Balance at December 31, 2008	2,958,183,059	29,581	308,898,326	112,712,460	11,416,144	433,056,511	61,542,951

See notes to consolidated financial statements.

TRINA SOLAR LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Year ended December 31,
	2006	2007	2008
Operating activities:

Net income	12,420,861	35,729,938	61,360,272

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,444,360	6,152,258	20,139,856
Share-based compensation	2,727,452	1,740,388	4,024,780
Gain (loss) on change in fair value of derivative	—	(854,214)	1,067,079
Loss on disposal of property, plant and equipment	93,216	265,475	341,911
Allowance for (recoveries of) doubtful receivables	156,958	(200,224)	1,586,038
Inventory write-down	2,600,380	3,431,813	21,516,138
Allowance for (recovery of) advances to suppliers	4,527,094	(1,419,899)	5,866,999

Changes in operating assets and liabilities:

Inventories	(27,512,011)	(26,738,519)	(48,656,015)
Accounts receivable	(24,154,296)	(38,783,819)	(34,304,622)
Prepaid expenses and other current assets	(1,047,761)	(2,082,183)	(3,069,452)
Advances to suppliers	(34,725,178)	(57,552,795)	(81,775,315)
Amount due from related parties	—	(613,925)	613,925
Accounts payable	3,283,618	12,921,027	4,503,708
Accrued expenses and other current liabilities	5,417,949	5,769,648	7,110,807
Accrued warranty costs	1,127,949	2,871,722	7,987,007
Other noncurrent liabilities	—	—	803,699
Income tax payable	312,902	488,823	2,242,882
Deferred taxes	(673,745)	(602,552)	(3,442,023)

Net cash used in operating activities	(54,000,252)	(59,477,038)	(32,082,326)

Investing activities:
Purchases of property, plant and equipment	(41,372,493)	(124,404,349)	(165,420,697)
Purchase of land use right	(1,449,214)	(2,854,283)	(21,675,312)
Subsidies of government for property, plant and equipment	—	—	10,189,345
Proceeds from disposal of property, plant and equipment	742,761	—	—
Increase in restricted cash	(4,476,896)	(98,025,253)	58,384,248

Net cash used in investing activities	(46,555,842)	(225,283,885)	(118,522,416)

(To be continued)

TRINA SOLAR LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Year ended December 31,
	2006	2007	2008

Financing activities:
Return of capital upon restructuring	(5,115,003)	—	—
Proceeds from issuance of Series A preferred shares	39,168,498	—	—
Capital contribution from shareholders	4,853,400	—	—
Proceeds from issuance of restricted shares, net	457	208	—
Proceeds from issuance of ordinary shares	87,165,870	163,470,704	—
Proceeds from issuance of convertible senior notes, net of issuance cost	—	—	131,537,840
Proceeds from short-term bank borrowings	101,171,165	257,170,914	191,281,784
Repayment of short-term bank borrowings	(36,390,848)	(173,373,427)	(106,287,149)
Proceeds from long-term bank borrowings	—	7,752,859	6,417,432
Repayment of long-term bank borrowings	—	(5,122,492)	—
Return of advances to related parties	114,769	—	—

Net cash provided by financing activities	190,968,308	249,898,766	222,949,907

Effect of exchange rate changes	1,743,766	1,177,877	182,679

Net change in cash and cash equivalents	92,155,980	(33,684,280)	72,527,844

Cash and cash equivalents at the beginning of the year	1,224,232	93,380,212	59,695,932

Cash and cash equivalents at the end of the year	93,380,212	59,695,932	132,223,776

Supplemental disclosure of cash flow information:
Interest paid	2,023,763	7,297,293	20,199,372
Income taxes paid	2,139,759	1,359,636	6,605,810

Supplemental schedule of non-cash investing activities:

Property, plant and equipment received in lieu of accounts receivable	279,372	—	—

Purchases of property, plant and equipment included in accounts payable	1,558,602	18,571,505	33,880,879
See notes to consolidated financial statements.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
Trina Solar Limited, (“Trina”) was incorporated under the laws of the Cayman Islands on March 14, 2006. As of December 31, 2008, Trina operates primarily through the following subsidiaries:

	Place and date	Attributable
	of incorporation/	equity
Name of company	establishment	interest held	Principal activity

Changzhou Trina Solar Energy Co., Ltd	PRC December 26, 1997	100%	Manufacturing and trading solar modules

Top Energy International Limited	Hong Kong July 18, 2006	100%	Procuring silicon and and arranging tolling manufacturing

Trina Solar (Lianyungang) Co., Ltd	PRC December 17, 2007	100%	Construction of facility for polysilicon production

Trina Solar Korea Limited	Korea September 22, 2008	100%	Marketing in Korea
Trina, its subsidiaries and variable interest entity (“VIE”) (collectively the “Company”) are principally engaged in the manufacturing and selling of solar modules in the People’s Republic of China (the “PRC”) and overseas. During the periods covered by the consolidated financial statements, substantially all of the Company’s business was conducted through an operating subsidiary, Changzhou Trina Solar Energy Co., Ltd. (“Trina China”), established in the PRC on December 26, 1997. Trina China consolidated the operations of Sun Era Industries Limited (“Sun Era”), incorporated in the British Virgin Islands on October 18, 2002 by the founder of Trina China and his wife and dissolved in 2007, to procure raw materials, provide sales support and make tolling manufacturing purchases exclusively for Trina China. Sun Era was determined to be a variable interest entity (“VIE”) of Trina China. The Company believes that through the related party nature of the arrangement with Sun Era before its dissolution, it owned the Sun Era’s outstanding equity ownership rights and that it was the primary beneficiary of Sun Era. On July 18, 2006, the Company established a wholly-owned subsidiary in Hong Kong, Top Energy International, Ltd. (“Top Energy”), to assist the Company in procuring raw materials and arranging tolling manufacturing. In June 2007, Sun Era had ceased operations and was dissolved.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued
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

The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of Trina, its subsidiaries and VIE. The Company has eliminated all inter-company transactions and balances during consolidation.

(b)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s financial statements include the allowance for doubtful accounts and advances to suppliers, inventory valuation, the economic useful lives of long-lived assets, asset impairments, fair value of foreign currency derivative, provision for uncertain tax positions and tax valuation allowances, accrued warranty expenses, and certain assumption used in the computation of share-based compensation and related forfeiture rates.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Restricted cash is comprised of bank deposits letters of credit and amounts held by counterparties under forward contracts. These deposits carry fixed interest rates and will be released when the bank borrowings are repaid or the related letters of credit are settled by the Company.

(d)	Inventories

The Company reports inventories at the lower of cost or market. The Company determines cost on a weighted-average basis. These costs include direct material, direct labor, tolling manufacturing costs, and fixed and variable indirect manufacturing costs, including depreciation and amortization.

The Company regularly reviews the cost of inventory against its estimated fair market value and records a lower of cost or market write-down if any inventories have a cost in excess of estimated market value. In addition, the Company regularly evaluates the quantity and value of its inventory in light of current market conditions and market trends and record write-downs for any quantities in excess of demand and for any product obsolescence. This evaluation consider historic usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. The Company also writes off silicon materials that may not meet its required specifications for inclusion in its manufacturing process. These materials are periodically sold for scrap.

The Company has outsourced portions of its manufacturing process, including cleaning silicon materials, cutting ingots into wafers, and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (silicon, ingots or wafers) to the third-party manufacturers.

For those outsourcing arrangements in which title does not transfer, the Company maintains the inventory in the balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturers. Upon receipt of the processed inventory from the third-party manufacturers, it is reclassified to work-in-progress inventory with the processing fee capitalized as cost of inventory.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(d)	Inventories — continued

For those outsourcing arrangements in which title (including risk of loss) does transfer to the third-party manufacturer, the Company is constructively obligated to repurchase the processed inventory. To accomplish this, it enters into raw material sales agreements and processed inventory purchase agreements simultaneously with the third-party manufacturer. In such instances, the Company retains the inventory in the consolidated balance sheets while it is in the physical possession of the third-party manufacturer. The cash received from the third-party manufacturer is recorded as a current liability on the balance sheet rather than revenue or deferred revenue. Upon receipt of the processed inventory, it is reclassified from raw materials to work-in-progress inventory and the processing fee paid to the third-party manufacturer is added to inventory cost. Cash payments for outsourcing arrangements which require prepayment for repurchase of the processed inventory are classified as current assets on the balance sheet. There is no right of offset in these arrangements and accordingly, the associated assets and liabilities remain on the balance sheet until the processed inventory is returned to the Company.

(e)	Property, plant and equipment

The Company reports its property, plant and equipment at cost, less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. Interest capitalized into property, plant and equipment was $74,685, $nil and $1,467,604 in 2006, 2007 and 2008, respectively. The Company expenses repair and maintenance costs when they are incurred.

The Company computes depreciation expense using the straight-line method over the estimated useful lives of the assets presented below.

Years
Buildings	10-20
Plant and machinery	5-10
Motor vehicles	3-5
Electronic equipment, furniture and fixtures	3 -5
(f)	Prepaid land use right

The Company’s prepaid land use rights are reported at cost and are charged to income ratably over 50 years, the term of the land use right agreement.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(g)	Long-lived assets

The Company evaluates its long-lived tangible assets and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events include but not limited to significant current period operation or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

(h)	Income taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates a deferred tax asset or liability using current tax laws and rates in effect at the balance sheet date. The Company establishes valuation allowances, when necessary, to reduce deferred tax assets to the extent it is more likely than not that such deferred tax assets will not be realized. The Company does not provide deferred taxes related to the U.S. GAAP basis in excess of the U.S. tax basis in the investment in the Company’s foreign subsidiaries to the extent such amounts relate to permanently reinvested earnings and profits of such foreign subsidiaries.

Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority. The Company only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that the Company recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain tax position.

(i)	Revenue recognition

The Company recognizes revenue for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customer, the sales price is fixed or determinable and the collectability of the resulting receivable is reasonably assured. Its sales agreements typically contain customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(i)	Revenue recognition — continued

The Company recognizes sales of its solar modules based on the terms of the specific sales contract. Generally, it recognizes sales when the Company has delivered products to its customers’ designated point of shipment, which may include commercial docks or commercial shipping vessels.

The Company recognizes revenue related to long-term solar systems integration on the percentage-of-completion method. The Company estimates its revenues by using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Company applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. With respect to its short-term solar systems integration, the Company recognizes the sales on a completed-contract method. The completed-contract method recognizes income only when the contract is completed, or substantially so. Accordingly, costs of contracts in process and current billings are accumulated but there are no interim charges or credits to income other than provisions for losses. A contract may be regarded as substantially completed if remaining costs are not significant in amount. When the Company determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly.

(j)	Shipping and handling costs

Payments received from customers for shipping and handling costs are included in net revenues. Shipping and handling costs relating to solar module sales of $194,948, $3,779,490 and $5,951,760 are included in selling expenses for the years ended December 31, 2006, 2007 and 2008, respectively. Shipping and handling costs relating to inventory purchases of $109,257, $869,798 and $2,689,445 are included as a component of cost of revenues for the years ended December 31, 2006, 2007 and 2008, respectively.

(k)	Research and development

Research and development costs are incurred during the period the Company is developing new products or refining existing products or technologies. Its research and development costs consist primarily of compensation and related costs for personnel, material, supplies, equipment depreciation and laboratory testing costs. These costs are expensed as incurred until the products have been developed and tested and are ready for production and sale.

The Company periodically qualifies for grants from the PRC government for achieving certain research and development milestones. It records these grants as an offset to its research and development expenses in the periods in which the Company earns them. Grants that it receives prior to when the Company achieves the specified milestone are reported as a liability. The Company recorded $198,693, $112,431 and $975,824 of earned grants as reductions of research and development expenses for the years ended December 31, 2006, 2007 and 2008, respectively.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(l)	Product warranties

The Company provides a limited warranty to the original purchasers of its solar modules for two to five years following delivery for defects in materials and workmanship. It provides a minimum power output warranty for up to 25 years following delivery. The Company accrues warranty costs as it recognizes revenues. Due to its limited solar module manufacturing history, the Company does not have a significant history of warranty claims. The Company currently accrues for product warranties at 1% of solar module sales based on its assessment of industry norms which also represents its best estimate to date. Should it begin to experience warranty claims differing from its accrual rate, the Company would prospectively revise the warranty accrual rate.

(m)	Foreign currency translation and foreign currency risk

The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the date the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

Prior to January 1, 2008, the financial records of the Company’s principal operating subsidiary in the PRC, Trina China, were maintained in Renminbi (“RMB”), the local currencies. To response to the significant changes in economic facts and circumstances, Trina China changed its functional currency from RMB to the US dollar, effective January 1, 2008.

The financial records of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as RMB, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of shareholders’ equity.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $6,359,816, $15,714,926 and $71,936,716 as of December 31, 2006, 2007 and 2008, respectively.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(n)	Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of accounts receivable and advances to suppliers. The Company conducts credit evaluations of its customers and requires customers to post letters of credit to secure payment or to make significant down payments. The Company generally has not required collateral or other security interests from its suppliers but it performs ongoing credit evaluations of the suppliers’ financial condition. The Company raises an allowance for doubtful accounts primarily based on the age of the receivables or advances to suppliers, previous loss history and the counterparties’ current ability to fulfill its obligation.

The Company has not had significant collections issues for receivables generated from sales of products or significant default issues related to advances to suppliers.

(o)	Share-based compensation

The Company’s share-based payment transactions with employees, such as restricted shares and share options, are measured based on the grant-date fair value of the equity instrument issued. The fair value of the award is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period.

(p)	Derivative financial instruments

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

The Company entered into certain foreign exchange contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with outstanding accounts receivable. The foreign exchange hedge contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency hedge contracts are recognized in the statement of operations. As of December 31, 2006, 2007 and 2008, the Company recorded change in fair value of forward foreign currency exchange contracts as $nil, $nil and $1,067,079, respectively.

(q)	Income per share

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

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(q)	Income per share — continued

The following table sets forth the computation of the basic and diluted income from continuing operations per share for the periods indicated:

	Year ended December 31,
	2006	2007	2008
	$	$	$

Net income from continuing operations attributable to ordinary share holders — basic	10,206,788	35,362,022	61,360,272
Finance charge related to Convertible notes	—	—	3,382,254
Amount allocated to Series A Shares for participating rights to dividends	2,967,350	—	—

Net income from continuing operations attributable to ordinary share holders — diluted	13,174,138	35,362,022	64,742,526

Weighted average ordinary shares outstanding	1,000,000,000	2,339,799,657	2,501,202,680

Weighted average Series A shares outstanding	38,316,484	—	—

Weighted average number of ordinary shares outstanding — basic	1,038,316,484	2,339,799,657	2,501,202,680
Unvested restricted shares	20,167,109	30,885,499	3,158,126

Convertible notes	—	—	186,362,584

Weighted average number of ordinary shares outstanding — diluted	1,058,483,593	2,370,685,156	2,690,723,390

Per share income from continuing operations attributable to ordinary shareholders — basic	0.01	0.02	0.02
Per share income from continuing operations attributable to ordinary shareholders — diluted	0.01	0.02	0.02

Since the series A preferred shareholders had the right to participate equally with the common shareholders in any dividends declared, the Company has presented 2006 basic and diluted earnings per share using the two-class method.
Diluted income per share for the year ended December 31, 2006, 2007 and 2008 excludes nil, nil and 12,642,079 shares issuable upon exercise of share options, respectively, as their inclusion would have been anti-dilutive.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(q)	Income per share — continued
The call option on the Loaned Shares (see Note 12) shares has been excluded in the computation of basic EPS as the Company has concluded that the Loaned Shares are not regarded as issued for accounting purposes as existing shareholders are not expected to be impacted by the issuance due to (a) the existence of the collateral arrangement and (b) the requirement that the holders of the Loaned Shares return any dividends received. The call option on the Loaned Shares has been considered in the computation of diluted EPS using the treasury stock method with the fair value of the collateral representing the assumed proceeds for the issuance of the underlying shares For the year ended December 31, 2008, there were no incremental shares included in the diluted EPS computation.
(r)	Recently issued accounting pronouncements
In December 2007, the FASB issued FAS No. 141 (revised in 2007), “Business Combinations” (“FAS 141R”) to improve reporting and to create greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. FAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. FAS 141R also amends FAS 109, “Accounting for Income Taxes”, such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of FAS 141R would also apply the provisions of FAS 141R. An entity may not apply it before that date. The adoption of FAS 141R will change the Company’s accounting treatment for business combinations on a prospective basis beginning on January 1, 2009.
On April 1, 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS 141(R)-1”), which amends the guidance in FASB Statement No. 141(R), Business Combinations, to establish a model for preacquisition contingencies that is similar to the one entities used under Statement 141. Under the FSP , an acquirer is required to recognize at fair value an “asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period.” If the acquisition-date fair value cannot be determined, then the acquirer follows the recognition criteria in Statement 5 and Interpretation 14 to determine whether the contingency should be recognized as of the acquisition date or after it. The FSP is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of FSP FAS 141(R)-1 will change the Company’s accounting treatment for business combinations on a prospective basis beginning on January 1, 2009.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(r)	Recently issued accounting pronouncements — continued
In December 2007, the FASB released FAS No. 160, “Non-controlling Interests in Consolidated Financial Statements an amendment of ARB No. 51” (“FAS 160”). FAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. FAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The Company does not expect that the adoption of FAS 160 will have an impact on the consolidated financial statements.
In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. As a result of FSP 157-2, the Company will adopt FAS 157 for its nonfinancial assets and nonfinancial liabilities beginning with the first interim period of its fiscal year 2009. The Company does not expect that the adoption of FAS 157 for its nonfinancial assets and nonfinancial liabilities will have a material impact on its financial position, results of operations or cash flows.
In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with FAS 157. The Company does not expect the adoption of FSP 157-3 to have a material impact on the Company’s consolidated financial statements or the fair values of its financial assets and liabilities.
On April 9, 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 provides additional guidance for estimating fair value in accordance with FASB 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Company does not expect the adoption of FSP 157-4 to have a material impact on the Company’s consolidated financial statements or the fair values of its financial assets and liabilities.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(r)	Recently issued accounting pronouncements — continued
In March 2008, the FASB issued FAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities, an amendment of FASB Statement No.133” (“FAS 161”). The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. FAS 161 does not change the accounting treatment for derivative instruments but will impact the Company’s disclosures related to derivative instruments and hedging activities effective January 1, 2009.
In April 2008, the FASB issued FASB Staff Position No. 142-3, “Determining the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure such asset’s fair value. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect that the adoption of FSP 142-3 will have a material impact on the consolidated financial statements.
In May 2008, the FASB issued FSP Accounting Principles Board (APB) Opinion 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 requires recognition of both the liability and equity components of convertible debt instruments with cash settlement features. The debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP APB 14-1 also requires an accretion of the resulting debt discount over the expected life of the debt. Retrospective application to all periods presented is required. This standard is effective for the Company beginning in the first quarter of fiscal year 2009. Since the convertible notes issued in July 2008 may not be settled in cash upon conversion, FSP APB 14-1 will not have a material impact on the Company’s accounting treatment of the convertible senior note.
At its June 25, 2008 meeting, the FASB ratified the consensus reached in EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. This Issue’s “fixed-for-fixed, plus fair value inputs” model is largely consistent with current interpretations of the phrase “indexed to an entity’s own stock.” However, in certain circumstances, Issue 07-5 may result in changes to those accounting conclusions and may have impact on issuers of equity-linked financial instruments (e.g., options or forward contracts) or instruments containing embedded features (e.g., embedded conversion options in a convertible instrument) that have (1) exercise or settlement contingency provisions, (2) a strike price that is subject to adjustment, or (3) a strike price that is denominated in a currency other than the entity’s functional currency. The Company does not expect that the adoption of EITF 07-5 will have a material impact on the consolidated financial statements.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(r)	Recently issued accounting pronouncements — continued
In April 2009, the FASB issued FASB Staff Position No. 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”). The FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The FSP shall be effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. The Company does not expect the adoption of FSP FAS 115-2 and FAS 124-2 to have a material impact on the Company’s consolidated financial statements.
3.	DISCONTINUED OPERATIONS
Due to the continuing erosion of the gross margins related to the aluminum siding business and the Company’s decision to focus its future efforts on the solar module business, the Company discontinued the aluminum siding business, which previously represented a business segment of the Company, in June 2006. In December 2006, Trina China entered into a contract to sell the assets of the aluminum sidings business, including the land use rights of 7,633 square meters, buildings on the land and equipment, for a total price of RMB5.8 million (US$742,761) to Mr. Wu Weifeng and Mr. Wu Weizhong, the brothers of Ms. Chunyan Wu, one of the Company’s directors and wife of Mr. Jifan Gao, the Chairman of the Company. The sales price was determined based on the higher of two formal offers, one of which came from a third party unrelated to the Company, and was approved by the audit committee and all the independent directors. The resulting loss on disposal of $244,130 is reflected in loss on discontinued operations for the year ended December 31, 2006.
Summarized operating results from the discontinued operations included in the Company’s consolidated statements of operations were as follows:

	Year ended December 31,
	2006	2007	2008
	$	$	$

Revenues	1,141,315	—

Income (loss) from discontinued operations before income taxes	(761,975)	379,188	—
Income tax (expense) benefit	8,698	(11,272)	—

Net income (loss) from discontinued operations, net of tax	(753,277)	367,916	—

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
3.	DISCONTINUED OPERATIONS — continued

Summarized assets and liabilities from the discontinued operations included in the Company’s consolidated balance sheets were as follows:

	At December 31
	2006	2007	2008
	$	$	$

Current assets of discontinued operations:
Accounts receivable, net	324,462	33,072	—
Inventory	—	—	—
Advance to suppliers	—	—	—
Prepaid expenses and other current assets	28,192	427	—

	352,654	33,499	—

Current liabilities of discontinued operations:
Accounts payable — trade	(124,021)	—	—
Accrued expenses and other current liabilities	(309,879)	(199,441)	—

	(433,900)	(199,441)	—

4.	ALLOWANCE FOR DOUBTFUL RECEIVABLES

Allowance for doubtful receivables are comprised of allowances for account receivables, other receivables and advances to suppliers. An analysis of allowance for account receivables at December 31, 2006, 2007 and 2008 is as follows:

	At December 31
	2006	2007	2008
	$	$	$

Balance, beginning of the year	—	—	342,813
Allowance made during the year	—	342,813	1,467,471
Amount written-off against allowances	—		—

Balance, end of the year	—	342,813	1,810,284

An analysis of allowance for other receivables at December 31, 2006, 2007 and 2008 is as follows:

	At December 31
	2006	2007	2008
	$	$	$

Balance, beginning of the year	80,182	76,123	125,400
Allowance made during the year	—	49,277	118,567
Amount written-off against allowances	(4,059)	—	—

Balance, end of the year	76,123	125,400	243,967

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
4.	ALLOWANCE FOR DOUBTFUL RECEIVABLES — Continued
An analysis of allowance for advances to suppliers at December 31, 2006, 2007 and 2008 is as follows:

	At December 31
	2006	2007	2008
	$	$	$

Balance, beginning of the year	—	3,497,050	2,077,151
Allowance made (recovery realized) during the year	4,527,094	(1,419,899)	5,866,999
Amount written-off against allowances	(1,030,044)	—	—

Balance, end of the year	3,497,050	2,077,151	7,944,150

5.	INVENTORIES

Inventories consisted of the following:

	At December 31
	2006	2007	2008
	$	$	$

Raw materials	15,630,192	18,722,727	30,697,470
Work in progress	13,697,052	34,734,548	26,796,504
Finished goods	2,903,065	5,090,256	28,193,433

Total	32,230,309	58,547,531	85,687,407

In 2006, 2007 and 2008, inventory was written down by $2,600,380, $ 3,431,813 and $21,516,138, respectively, to reflect the lower of cost or market.
6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	At December 31,
	2006	2007	2008
	$	$	$

Other debtors	420,754	2,610,651	3,695,828
Prepaid expenses	883,261	578,196	927,979
Value-added tax recoverable	1,034,668	1,417,143	3,052,037
Deferred tax assets	612,711	379,667	2,109,095
Less: Allowance for doubtful accounts	(76,137)	(125,400)	(243,967)

	2,875,257	4,860,257	9,540,972

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
7.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	At December 31
	2006	2007	2008
	$	$	$

Buildings	5,924,618	15,928,802	33,815,202
Plant and machinery	16,824,811	98,488,649	233,846,906
Motor vehicles	249,010	746,180	1,132,838
Electronic equipment, furniture and fixtures	2,784,188	11,941,262	27,277,314

	25,782,627	127,104,893	296,072,260

Less: Accumulated depreciation	(1,717,804)	(7,552,402)	(27,453,759)

	24,064,823	119,552,491	268,618,501

Construction in progress	27,354,542	77,571,384	88,975,301

Property, plant and equipment, net	51,419,365	197,123,875	357,593,802

Depreciation of property, plant and equipment was $1,353,148, $6,108,420 and $19,918,232 for the years ended December 31, 2006, 2007 and 2008, respectively.
Construction in progress primarily represents the construction of new plants that include several new production lines and the machinery under installation.
As of December 31, 2006, 2007, and 2008, $5,922,881, $118,265,389 and $218,490,834 respectively, of property, plant and equipment were pledged as collateral to secure short-term bank borrowings (refer to note 11).
8.	PREPAID LAND USE RIGHT, NET
Prepaid land use right, net, represented land use rights for the solar module segment. Amounts charged to income related to the prepaid land use rights were $34,577, $43,838 and $221,624 for the years ended December 31, 2006, 2007 and 2008, respectively. Annual charges to income associated with the prepaid land use right is estimated to be $544,674 per year for the next five years.
At December 31, 2006, 2007 and 2008, the land use right certificates for a certain portion of the Company’s land use rights amounting to $nil, $2,849,683 and $ nil, respectively, had not been obtained.
As of December 31, 2008, land use rights of $2,557,672 were pledged as collateral to secure the bank borrowings (refer to note 11).

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
9.	DERIVATIVE FINANCIAL INSTRUMENTS
During 2007, Trina China entered into a long-term silicon supply contract that the purchase price of the silicon to be acquired was denominated in U.S. dollars, which was not the functional currency of either of the contracting parties. Accordingly, the contract contained an embedded foreign currency derivative, which was required to be bifurcated and accounted for at fair value in accordance with the provisions of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Changes in the fair value of the derivative of $854,214 were recorded in the consolidated statements of operations for the year ended December 31, 2007.
Starting January 1, 2008, the functional currency of Trina China was changed to the US dollar. As a result, the fair value of the embedded derivative at December 31, 2007 was carried forward and will be taken into the cost of inventory as Trina China receives silicon material deliveries under the associated contract.
As of December 31, 2007 and 2008, the carrying amount of the embedded foreign currency derivative was $854,214 and $854,214, respectively, and is recorded in other noncurrent assets.
10.	FAIR VALUE MEASUREMENT
On January 1, 2008, the Company adopted FAS 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosure requirements for fair value measurements. The Company’s adoption of FAS 157 was limited to its financial assets and financial liabilities, as permitted by FSP 157-2. The Company does not have any nonfinancial assets or nonfinancial liabilities that it recognizes or discloses at fair value in its financial statements on a recurring basis. The implementation of the fair value measurement guidance of FAS 157 did not result in any material changes to the carrying values of the Company’s financial instruments on its opening balance sheet on January 1, 2008.
FAS 157 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. FAS 157 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:
• Level 1 — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.
• Level 2 — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
10.	FAIR VALUE MEASUREMENT — continued
• Level 3 — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Company uses to measure the fair value of assets and liabilities that it measures and reports on its balance sheet at fair value on a recurring basis:
• Derivative assets and liabilities. The Company’s derivative assets and liabilities relate to foreign exchange forward contracts involving major currencies. Since its derivative assets and liabilities are not traded on an exchange, the Company values them using valuation models. Interest rate yield curves and foreign exchange rates are the significant inputs into these valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, it classifies these valuation techniques as Level 2 in the hierarchy. The Company considers the effect of its own credit standing and that of its counterparties in valuations of its derivative financial instruments.
As of December 31, 2008, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair Value Measurements at Reporting
Date Using
Quoted Prices
	Total Fair	in Active	Significant
	Value and	Markets for	Other	Significant
	Carrying	Identical	Observable	Unobservable
	Value on the	Assets	Inputs	Inputs
	Balance Sheet	(Level 1)	(Level 2)	(Level 3)

Liabilities:

Foreign exchange forward contract	$1,067,079	$—	$1,067,079	$—

Total liabilities	$1,067,079	—	$1,067,079	—

The estimated fair value of the Company’s financial instruments, including accounts receivables, advances to suppliers, accounts payable, income tax payable, accrued expenses and short-term borrowings, approximates their carrying value at December 31, 2006, 2007 and 2008 due to their short-term nature.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
10.	FAIR VALUE MEASUREMENT — continued
The carrying value of the Company’s bank borrowings and long-term payables approximate their fair value as the balances were recently entered into and market rates have not fluctuated significantly since those dates. The fair value of the convertible note payable is approximately $60 million based on the quoted price from an over-the-count market comparing to the carrying amount of $133,248,054 at December 31, 2008.
11.	BANK BORROWINGS
The Company’s bank borrowings consisted of the following:

	At December 31
	2006	2007	2008
	$	$	$
Bank borrowings
Short-term	71,408,653	163,563,089	248,557,724
Long-term, current portion	—	—	—

Sub-total	71,408,653	163,563,089	248,557,724

Long-term, non-current portion	5,122,492	8,214,002	14,631,434

Total	76,531,145	171,777,091	263,189,158

The Company’s short-term bank borrowings consisted of the following:

	At December 31,
	2006	2007	2008
	$	$	$
Short-term borrowings guaranteed by TSL	—	—	31,047,999
Short-term borrowings secured by deposit provided by Top Energy International	—	73,584,909
Short-term borrowings secured by restricted cash	—	—	20,846,779
Short-term borrowings secured by raw materials of Trina China	8,964,360	9,583,002	—
Short-term borrowings secured by plants of Trina China	—	4,654,601	14,485,120
Short-term borrowings secured by machinery of Trina China	—	38,093,066	58,014,454
Unsecured short-term borrowings	20,183,737	37,647,511	64,569,207
Short-term borrowings guaranteed by third parties(1)	42,260,556	—	57,794,165
Short-term borrowings guaranteed by accounts receivable	—	—	1,800,000

Total	71,408,653	163,563,089	248,557,724

(1)	As of December 31, 2006, short-term bank borrowings of $42,260,556 were guaranteed by Changzhou Fulai Property Development Co., Ltd., Changzhou City Heng Tai Investment Guarantee Co., Ltd., Changzhou Jiuzhou Property Development Co., Ltd., and Changzhou Fuyuan Property Development Co., Ltd. As of December 31, 2008, short-term bank borrowings of $57,794,165 were guaranteed by Changzhou Fuhong Co., Ltd. and Changzhou City Heng Tai Investment Guarantee Co., Ltd.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
11.	BANK BORROWINGS-continued
The average interest rate on short term borrowings was 6.10%, 6.76% and 7.11% per annum for the years ended December 31, 2006, 2007 and 2008, respectively. The funds borrowed under the above short-term arrangements have no covenants or restrictions, and are repayable within one year.
The Company’s long-term bank loans of $5,122,492 as of December 31, 2006 were guaranteed by Changzhou Fulai Property Development Co., Ltd. During 2006, the average interest rate was 6.91% per annum. All of the bank loans are unsecured and arranged at fixed interest rates. All of the bank borrowings were incurred and repayable by Trina China. In August 2007, Trina China repaid these long-term loans.
In 2007, the Company obtained $8,214,002 in new long-term bank loans, secured by equipment of Trina China, due 2010. The balance outstanding as of December 31, 2007 was $8,214,002. During the year 2007, the average interest rate was approximately 7.10% per annum.
In 2008, the Company obtained $6,417,432 in new long-term bank loans, secured by building and machine of Trina China, due 2011. The balance outstanding as of December 31, 2008 is $14,631,434. During the year 2008, the average interest rate was approximately 7.12% per annum.
The Company has total bank facilities of $87,082,357, $256,003,066 and $ 483,851,907 with various banks, of which $76,531,145, $171,777,091 and $282,496,077 were drawn down and $10,551,212, $84,225,975 and $201,355,830 were available as of December 31, 2006, 2007 and 2008, respectively. The bank facilities are renewable annually at the Company’s option.
12.	CONVERTIBLE SENIOR NOTES
On July 23, 2008, the Company issued $138 million of 4% Convertible Senior Notes (the “Notes”). The Notes mature on July 15, 2013 and bear interest at a rate of 4.00% per annum, payable in arrears semi-annually on January 15 and July 15, beginning January 15, 2009.
Conversion. The initial conversion rate is 29.5159 ADSs per $1,000 initial principal amount, which represents an initial conversion price of approximately $33.88 per American Depository Share (“ADS”). The Notes are convertible at any time prior to maturity. The conversion rate is subject to change for certain anti-dilution events and upon a change in control (“a Fundamental Change”). If the holders elect to convert the Notes upon a Fundamental Change, the conversion rate will increase by a number of additional shares as determined by reference to an adjustment schedule based on the date on which the change in control becomes effective and the price paid per ADS in the transaction (referred to as the “Fundamental Change Make-Whole Premium”). However, the conversion rate, including any additional ADSs added to the conversion rate in connection with a Fundamental Change, will not exceed 35.7143 ADSs (which is equal to a conversion price of $28.00 per ADS).
Redemption. The holders may require the Company to repurchase all or portion of the Notes for cash on July 15, 2011, or upon a Fundamental Change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In the event of default, as defined in the agreement, the holders of 25% or more of the Notes may immediately require the Company to redeem the Notes and associated interest.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
12.	CONVERTIBLE SENIOR NOTES — continued
Proceeds to the Company were $132,392,740, net of issuance costs of $5,607,260 which are being amortized over the period from July 23, 2008, the date of issuance, to July 15, 2011, the earliest redemption date, using the effective interest method. Amortization expense for the year ended December 31, 2008 was $856,665.
Share Lending Agreement
Concurrent with the offering of the Notes, the Company issued 4,073,194 ADSs at a price equal to par, or $0.00001 per ADS (the “Loaned Shares”), to one of the underwriters of the Notes (“Underwriter”). The purpose of the Loaned Shares is that of facilitating privately negotiated transactions in which the ultimate holder of the Notes (the “ADS Borrower”) may elect to hedge their investment in the Notes.
The Loaned Shares must be returned to the Company by the earliest of (a) the maturity date of the Notes, July 15, 2013, (b) upon the Company’s election to terminate the Share Lending Agreement at any time after the later of (x) the date on which the entire principal amount of the Notes ceases to be outstanding, and (y) the date on which the entire principal amount of any additional convertible securities that the Company has in writing consented to permit the ADS Borrower to hedge under the Share Lending Agreement ceases to be outstanding, in each case, whether as a result of conversion, redemption, repurchase, cancellation or otherwise; and (c) the termination of the Share Lending Agreement. The Company is not required to make any payment to the Underwriter or ADS Borrower upon the return of the Loaned Shares.
The Underwriter has agreed to post collateral, either in cash or other assets, having a market value equal to at least 100% of the market value of the Loaned Shares during the term of the Share Lending Agreement. The Company may notify the Underwriter if the fair value of such collateral is lower than the fair value of the Loaned Shares by more than $100,000. The Company has no right to sell or re-pledge the collateral. If the Underwriter is unable to return the Loaned Shares when required by the terms of the Share Lending Agreement, the Company may take delivery of the collateral equal to the fair value of the Loaned Shares.
The Underwriter is required to remit to the Company any dividends paid to the holders of the Loaned Shares. The Underwriter has agreed not to vote the Loaned Shares to the extent it is the shareholder of record. An ADS Borrower has the ability to vote without restriction.
The Company has accounted for the Share Lending Agreement as the issuance of a written call option to the ADS Borrower for the fair value of the associated ADSs. The Company has recorded the call option at fair value in accordance with EITF Issue No. 00-6, “Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary,” given the Company has no economic benefit associated with the issuance of the call option. The fair value of the call option upon issuance and subsequently is immaterial.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
12.	CONVERTIBLE SENIOR NOTES — continued
Although legally issued, the Company has not considered the Loaned Shares issued for accounting purposes. As a result, any cash collateral, to the extent posted by the ADS Borrower, is not considered attributable to the issuance of shares. To the extent cash collateral is posted, the Company will record the cash as an asset on its balance sheet with an offsetting liability recorded to reflect the collateral receipt as the proceeds of a borrowing. To the extent the ADS Borrower is in default under the Share Lending Agreement, non-cash collateral would likewise be recorded on the Company’s consolidated balance sheet. As of December 31, 2008, the ADS Borrower has posted non-cash collateral and the ADS Borrower is not in default.
13.	ACCRUED WARRANTY COSTS
The movement of the Company’s accrued warranty costs is summarized below:

	For the year ended December 31,
	2006	2007	2008
	$	$	$

Beginning balance	272,320	1,400,269	4,486,135
Warranty provision	1,127,949	3,085,866	7,987,007
Warranty costs incurred	—	—	—

Ending balance	1,400,269	4,486,135	12,473,142

14.	SHAREHOLDERS’ EQUITY
In connection with the restructuring discussed in Note 1, the Company issued 1,000,000,000 ordinary shares to the owners of Trina China in exchange for the transfer of their interests in Trina China. Accordingly, the registered capital of Trina China was eliminated through a corresponding increase in the par value of ordinary shares of $10,000 and the balance included in additional paid-in capital. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. In December 2006, the Company completed its initial public offering (“IPO”) on the New York Stock Exchange of 5,300,000 American Depositary Shares (“ADS”) (530,000,000 ordinary shares) at a price of $18.5 per ADS, raising approximately $87.2 million in net proceeds after deducting underwriting discounts and commissions of approximately $6.9 million and other listing expenses of approximately $4 million. Upon the consummation of the IPO, all of the Company’s outstanding 545,808,968 Series A preferred shares were automatically converted into 545,808,968 ordinary shares (5,458,090 ADSs). In January 2007, the Company sold an additional 510,300 ADSs (51,030,000 ordinary shares) for proceeds of $9.4 million, net of underwriting discount of $0.6 million. In June 2007, the Company completed a follow-on offering of 3,600,016 ADS (360,001,600 ordinary shares) at a price of $45 per ADS, raising approximately $155.5 million, net of underwriting discount of $9.7 million. In July 2008, the Company issued 4,073,194 ADS (407,319,400 ordinary shares) concurrent with the issuance of the Notes (see Note 12) through a Share Lending Agreement.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
15.	SHARE-BASED COMPENSATION
The Company measures share-based compensation cost on the grant date at the fair value of the award and recognizes this cost as an expense over the grant recipients’ requisite service periods.
The following table presents the Company’s share-based compensation expense by type of award:

	2006	2007	2008
	$	$	$

Share options	$—	$—	$483,546
Restricted shares	2,727,452	1,740,388	3,541,234

Total share-based compensation expense	$2,727,452	$1,740,388	$4,024,780

Compensation related to 2006 Restructuring:
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
The fair value of the ordinary shares was based upon the May 2006 issuance of Series A Preferred Shares. Based on the consideration paid for the Series A preferred shares, the Company determined an overall equity of approximately $107 million for the Company after the transaction. The interest in the equity value of the Company includes both preferred shares and ordinary shares. The fair value of the equity interest was allocated to preferred shares using the option pricing method. The fair value of the ordinary shares was calculated as the residual or total equity value less the fair value of the preferred shares. Under the option pricing method, the Company treated the preferred shares as a call option on the Company’s equity value, with the excise price based on the liquidation preference of the preferred shares. Because a call option is used, the option pricing method commonly used is the Black-Scholes model, which takes into account the strike price of the option, risk free interest rates, and the volatility of the Company. Because the Company is a private company, the Company approximates volatility using the historical volatility of comparable publicly traded companies. The significant assumptions used in the Black-Scholes model include: expected life of 8 months; risk-free interest rate of 3.8%; volatility of 29.9%; and no dividend yield.
Based on this methodology, the Company calculated the residual fair value of its ordinary share to be $0.0710 per share.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
15.	SHARE-BASED COMPENSATION — continued
Restricted shares
Prior to 2005, the Company did not grant any restricted shares to employees, directors or external service providers.
In July 2006, the Company adopted the Share Incentive Plan (the “Share Incentive Plan”) upon which the Compensation Committee (the “Committee”) of the Board of Directors can authorize to make awards of Restricted Shares to any participant selected by the Committee in such amounts under terms and conditions as determined by the Committee. Restricted Shares shall be subject to restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Share). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.
The following is a summary of activities under the Plan:

	Number of shares	Weighted average grant date fair value
Nonvested at January 1, 2008	57,650,063	$0.29
Granted	17,866,289	$0.38
Vested	(11,550,469)	$0.28
Repurchased	(20,370,413)	$0.35

Nonvested at December 31, 2008	43,595,470	$0.30

The fair value of the restricted shares was based on the market price on the date of grant.
As of December 31, 2008, there was $11,302,891 of total unrecognized compensation cost related to nonvested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 3.59 years. The total fair value of shares vested during the years ended December 31, 2006, 2007, and 2008, was $439,336, $1,740,388 and $5,723,692, respectively.
In June and July 2008, the Company accelerated the vesting of 1,365,397 restricted shares upon the resignation of two senior executives. The modification gives rise to incremental compensation cost of $417,791 which was recognized as compensation expense in 2008.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
15.	SHARE-BASED COMPENSATION — continued
Share Options
Prior to 2008, the Company did not grant any share options to employees, directors or external service providers.
In May 2008, the Company revised the Share Incentive Plan and introduced stock options as a compensation instrument to its employees. Under the terms of the revised Share Incentive Plan, share options are granted to employees at exercise prices equal to the Company’s share price on the grant date. The Company’s stock options expire five years from their grant date and generally vest one third per annum on the anniversary of the grant date.
During 2008, the Company granted 14,512,157 share options to its board of directors and employees. Those share options will vest one third per annum on the anniversary of the grant date.
A summary of the option activity is as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of Options	Exercise Price	Contractual Term	Intrinsic Value

Options outstanding at January 1, 2008	—
Granted	14,512,157	0.3356	N/A
Exercised	—
Cancelled or Forfeited	1,870,078	0.3356	N/A
Options outstanding at December 31, 2008	12,642,079	0.3356	2.75
Options vested or expected to vest at December 31, 2008	8,742,934	0.3356	2.75	—

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
15.	SHARE-BASED COMPENSATION — continued
Share Options — continued
No share options are exercisable as of December 31, 2008.
The Company estimated the fair value of each stock option awarded on its grant date using the Black-Scholes-Merton closed-form option valuation model. The following assumptions were used to estimate the stock options granted in 2008:

2008
Risk free rate	2.02%
Average expected life	3.5
Volatility ratio	90.40%
Dividend yield	0%
The Company estimated the expected life, which represents its best estimate of the period of time from the grant date that it expects the stock options to remain outstanding, using the simplified method. Under this method, the Company estimates the expected life of its stock options as the mid-point between their time to vest and their contractual term. The Company applied the simplified method because it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected life due to the limited period of time that has elapsed since its first option grant.
Because the Company’s stock is newly publicly traded, the Company has historically not issued share options and, as a result, has no historical data on which to base its assessment; therefore, the Company based its estimate of the expected volatility of its future stock price on that of similar publicly-traded companies. The Company expects to continue to estimate its expected stock price volatility in this manner until such time as it might have adequate historical data to refer to from its own traded share prices. The Company used U.S. Treasury rates in effect at the time of the grants for the risk-free rates.
At December 31, 2008, the Company had $1,442,586 of unrecognized share-based compensation cost related to unvested share options, which it expects to recognize over a weighted-average period of 2.25 years.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
16.	TAX EXPENSE (BENEFIT)
The provision for income taxes by location of the tax jurisdiction for the year ended December 31, 2006, 2007 and 2008 is as follows:

	Years ended December 31,
	2006	2007	2008
	$	$	$
Profit (loss) before income tax
PRC	15,396,584	37,357,505	77,879,740
Other jurisdictions	(434,832)	(3,702,196)	(11,909,933)
Total profit before income tax	14,961,752	33,655,309	65,969,807

Current tax expense/benefit:
PRC	2,519,834	(997,051)	8,051,558

Deferred tax benefit:
PRC	(732,220)	(709,662)	(3,442,023)

	1,787,614	(1,706,713)	4,609,535

Current tax expense reflects tax credits of $2,859,362 and $724,910 in 2007 and 2008, respectively, relating to PRC domestic equipment purchases. The Company receives such credits because it operates in an encouraged industry in China.
In accordance with the tax legislations applicable to foreign-invested enterprises (“FIE”), the Company is entitled to exemptions from PRC enterprise income tax for two years commencing from its first profit-making year of operations, after offsetting all unexpired tax losses carried forward from previous years, and thereafter entitled to a 50% reduction of PRC enterprise income tax for three years (the “tax holiday”). Year 1999 was the first tax profitable year.
In 2004 the Company was granted a three year extension of its 50% tax holiday applicable to its already reduced coastal area tax rate of 24%. As a result, Trina China was subject to a preferential enterprise income tax rate of 12% in 2004, 2005 and 2006.
In accordance with the tax legislations applicable to export-oriented enterprises, Trina China is entitled to a 50% tax holiday for years when export sales revenue exceeds 70% of total sales revenue. In 2007, Trina China was also granted the 50% tax holiday and was subject to a preferential enterprise income tax rate of 12%.
The Company made several additional capital investments during 2006 and 2008. As a result, additional five year income tax holidays (two year exemption and three year 50% reduction) were granted on each additional capital investment made prior to 2008. The additional tax holidays only apply to taxable income derived as a result of the additional capital contributions. Because the additional taxable income generated as a result of the increased investment is difficult to determine, the tax authority agreed on a pre-determined allocation of the annual income. The additional capital investments made in 2008 were not entitled to tax holidays. Due to varying applicable tax rates in each quarter of 2008 caused by the various capital investments, the tax authority agreed that the Company could use a blended EIT rate for 2008.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
16.	TAX EXPENSE (BENEFIT) — continued
Under the Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), effective from January 1, 2008, domestically-owned enterprises and FIEs are subject to a uniform tax rate of 25%. While the new EIT Law equalizes the tax rates for domestically-owned and FIEs, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to enterprises classified as high and new technology companies. The new EIT Law also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Tax law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. The tax holiday which has been enjoyed by such enterprises may continue to be enjoyed until the end of the holiday. As a result of recent tax ruling made by the PRC tax authority, as of December 31, 2008, the Company expected the effective income tax rate to be 15% in future years (see Note 22).
A reconciliation between the provision for income tax computed by applying the applicable enterprise income tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2006	2007	2008
	$	$	$
Applicable enterprise income tax rate	24.0%	24.0%	25.0%
Different tax rate in other jurisdiction	0.4%	2.0%	4.7%
Benefit of tax holiday and export sales	-15.2%	-23.6%	-21.1%
Tax refund for purchase of domestic equipment	—	-8.5%	-1.1%
Impact of future tax rates on deferred taxes	—	—	-9.4%
Valuation allowance movement	—	-1.2%	8.9%
Expenses not deductible for tax purposes	2.7%	2.3%	—

	11.9%	-5.0%	7.0%

The aggregate amount and per share effect of the tax holiday are as follows:

	Year ended December 31,
	2006	2007	2008
	$	$	$

The aggregate effect	$2,274,186	$7,772,453	$13,896,436
Per share effect—basic	$0.01	$0.01	$0.01
Per share effect—diluted	$0.01	$0.01	$0.01

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
16.	TAX EXPENSE (BENEFIT) — continued
Uncertainty in Income Taxes
The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”) effective January 1, 2007. Based on its FIN 48 analysis, the Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits. The adoption of FIN 48 did not have any impact on the Company total liabilities or shareholders’ equity. The Company has no material uncertain tax positions as of December 31, 2008 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2008, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB 100,000 (approximately $15,000) is specifically listed as a special circumstances. In the case of a transfer pricing related adjustment, the statue of limitations is 10 years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiary is therefore subject to examination by the PRC tax authorities from 2004 through 2008 on non-transfer pricing matters, and from 1999 through 2008 on transfer pricing matters.
The principal components of its deferred income tax assets are as follows:

	Year ended December 31,
	2006	2007	2008
	$	$	$
Deferred tax assets
Bad debts provision and Other accrued expenses	424,610	412,627	2,290,527
Inventory provision	596,339	297,055	4,842,997
Advance to suppliers provision	332,052	153,014	1,374,293
Warranty provision	336,063	1,121,534	2,807,489

Total deferred tax assets	1,689,064	1,984,230	11,315,306

Valuation allowance on deferred tax assets	(924,166)	(509,670)	(6,398,723)
Net deferred tax assets	764,898	1,474,560	4,916,583
Analysis as:
Current	612,711	379,667	2,109,095
Non-current	152,187	1,094,893	2,807,488

Undistributed earnings of the Company’s foreign subsidiaries of approximately $126 million at December 31, 2008 are considered to be indefinitely reinvested and accordingly, no provision for income taxes has been provided.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
17.	DISTRIBUTION OF PROFIT
Pursuant to the relevant laws and regulations for foreign investment enterprises in the PRC and the articles of association of Trina China, the Company is required to maintain two statutory non-distributable reserves, a general reserve fund and a staff welfare and bonus fund. Appropriations to such reserves are made out of net profit after taxation of Trina China. Trina China is required to transfer 10% of its profit after taxation, as reported in its PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of its registered capital. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase paid-in capital. Trina China is also required to allocate a portion of its net profit after taxation to its staff welfare and bonus fund. However, the amount to be allocated to the staff welfare and bonus fund is at the sole discretion of the board of directors. PRC regulations currently permit payment of dividends out of Trina China’s accumulated profits only as determined in accordance with PRC accounting standards and regulations. As a result of these PRC laws and regulations, Trina China is restricted in its ability to transfer a portion of net profit in the form of dividends.
The amount of the non-distributable general reserve fund was $1,776,998, $5,627,369 and $14,212,644 as of December 31, 2006, 2007and 2008, respectively. The amount of the welfare fund and bonus fund was $Nil as of December 31, 2006, 2007 and 2008, respectively, as the Board of Directors elected not to make any appropriations to this fund.
The amount that is not subject to restrictions, and which may be transferred from Trina China in the form of dividends, loans or advances, is $14,271,675, $48,925,012 and $126,192,486 as of December 31, 2006, 2007 and 2008, respectively.
As a result of these PRC laws and regulations, the Company’s PRC subsidiary is restricted in its ability to transfer the registered capital and general reserve fund to Trina in the form of dividends, loans or advances and the restricted portion amounted to $41,171,998, $125,022,369 and $204,212,644 as of December 31, 2006, 2007 and 2008, respectively.
18.	RELATED PARTY TRANSACTIONS AND BALANCES
Related party balances
The amounts due from related parties ($Nil, $613,925 and $Nil as of December 31, 2006, 2007 and 2008, respectively) include cash advances to Changzhou Youze S&T Co., Ltd., which is controlled by Mr. Weizhong Wu, the brother of Ms. Chunyan Wu, for procurement of wafers.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
18.	RELATED PARTY TRANSACTIONS AND BALANCES — continued
Related party transactions
The Company’s long-term bank borrowings of $5,122,492, $nil and $nil as of December 31, 2006, 2007 and 2008 were guaranteed by Changzhou Fulai Property Development Co., Ltd., a company controlled by Mr. Canfang Liu and Mr. Lai Shing Yip, the then directors and beneficial shareholders of Trina.
In 2007 and 2008, Trina China purchased wafers for a total price of RMB905,520 (US$123,966) and RMB79,416,882 (US$ 11,500,242), respectively, from Changzhou Youze S&T Co., Ltd., a company controlled by Mr. Weizhong Wu, the brother of Ms. Chunyan Wu. The transactions were approved by the audit committee.
In 2007, Jiangsu Jiuzhou Investment Group Co., Ltd., a company controlled by Mr. Canfang Liu, beneficial shareholder of the Company, provided guarantees for bank borrowings and letters of credit of Trina China. A guarantee fee of 2% per annum was charged to Trina, amounting to $530,063 during the year ended December 31, 2007. All expenses were paid prior to December 31, 2007.
In 2006, the Company obtained short-term financing from Changzhou Fulai Property Development Co., Ltd., a company controlled by Mr. Canfang Liu and Mr. Lai Shing Yip, beneficial shareholders of the Company, and Jiangsu Jiuzhou Investment Group Co., Ltd., a company controlled by Mr. Canfang Liu. The amount and the duration of these short-term financings ranged from RMB8 million (US$1.02 million) to RMB20 million (US$2.56 million) and from four days to 34 days, respectively. Interest was charged at 7.2% per annum. Trina recorded $20,335 in interest expenses related to these financings during the year ended December 31, 2006. Both principal and interest were repaid prior to December 31, 2006.
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
19.	COMMITMENTS AND CONTINGENCIES
a)	Capital commitments
As of December 31, 2008, the Company’s commitments to purchase property, plant and equipment is approximately $324,121,937 associated with the expansion of the Company’s solar module business.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
19.	COMMITMENTS AND CONTINGENCIES — continued
b)	Materials purchase commitments
As of December 31, 2008, the Company had entered into certain long-term silicon procurement contracts, under which the Company agreed to purchase silicon materials in an aggregate amount of approximately $7.0 billion over the next four to seven years.
c)	Operating lease commitments
The Company had operating lease agreements principally for its office properties in the PRC. The Company’s lease expense was $3,515, $582,786 and $279,733 for the years ended December 31, 2006, 2007 and 2008, respectively.
Future minimum lease payments are as follows:

Year ending December 31
2008	$202,817
2009	76,916
d)	Contingencies
As of December 31, 2005, the Company was contingently liable to the local government with respect to accumulated under-payment of social insurance and employee welfare benefits which were estimated to be $94,894 and recognized as a liability of the Company. In 2006, the Company settled with the local government authority that indicated no further penalty would be charged to the Company in relation to the outstanding payments. However, as of December 31, 2008, the Company might still be subject to fines or penalties for the underpayment in past years. Mr. Jifan Gao has agreed to indemnify the Company against any future loss or penalty for such past non-compliance.
As of December 31, 2005, the Company was contingently liable to the local government for commencing construction of buildings without acquiring all required construction and environmental permits. The Company obtained all of the outstanding permits in 2006. However, as of December 31, 2008, the Company might still be subject to fines or penalties for non-compliance in past years. Mr. Jifan Gao has agreed to indemnify the Company against any future economic loss or penalty as a result of such non-compliance.
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

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
20.	SEGMENT INFORMATION
Prior to electing to discontinue its aluminium siding business, the Company was operating in three operating segments, namely solar modules, aluminium siding and solar system integration. The Company elected to discontinue the aluminium siding business in 2006 and operated its business under the two remaining segments, the operating results of which were reviewed by the chief operating decision maker (“CODM”), which is the chief executive officer of the Company. Given the reduction in the solar system integration business, during 2008 the Company modified the operating results that are reviewed by the CODM, such that the Company now operates in a single reportable business segment which is comprised of the production of mono- and multi-crystalline silicon ingots, wafers, cells and related products and the subsequent assembly and marketing of solar modules, which are panels packed with interconnected solar cells that convert sunlight into electricity.
The following table summarizes the Company’s net revenues generated from different geographic locations:

	Year ended December 31,
	2006	2007	2008
	$	$	$
Europe:
- Germany	49,051,717	94,732,766	198,529,460
- Spain	43,448,000	120,831,232	270,548,479
- Italy	—	54,694,747	149,684,950
- Belgium	—	—	114,418,063
- Others	10,862,120	21,041,085	22,222,876

Europe Total	103,361,837	291,299,830	755,403,828
China	10,632,280	6,373,106	30,390,236
Mongolia	—	1,458,774	—
South Africa	111,925	—	—
Others	393,607	2,687,487	46,106,788

Total net revenues	114,499,649	301,819,197	831,900,852

All the identifiable assets of the Company are located in the PRC.
21.	MAJOR CUSTOMERS AND SUPPLIERS
The following table summarizes customers which contributed greater than 10% of net revenue or accounts receivable:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2006	2007	2008	2006	2007	2008
Company A	—	44,731,992	*	—	—	—
Company B	16,489,649	*	*	1,921,129	—	—
Company C	11,396,605	*	—	10,271,605	—	—

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
21.	MAJOR CUSTOMERS AND SUPPLIERS — continued
The following table summarizes suppliers which contributed to greater than 10% of total advances to suppliers:

		Advance to suppliers
		December 31,
	2006	2007	2008

Company I	—	—	62,810,715
Company II	—	16,647,408	*
Company III	—	14,400,000	24,000,000
Company IV	—	13,690,004	*
Company V	—	11,550,000	—
Company VI	7,005,000	10,350,000	*
Company J	5,835,218	—	—

*	Represents less than 10%.
22.	SUBSEQUENT EVENTS
In April 2009, the Company received notification from a PRC tax authority which revoked a previous approval for the tax holiday on taxable income related to registered capital contributions made in 2007. As a result, the Company expects to record additional income tax payment of $ 6,513,160.10, for taxable profit arising from Trina China as of December 31, 2008 during the year ending December 31, 2009.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
Additional Information — Financial Statement Schedule I
These financial statements have been prepared in conformity with Accounting Principles Generally Accepted in the United States
TRINA SOLAR LIMITED
NOTES TO SCHEDULE I
Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Trina’s consolidated and unconsolidated subsidiaries not available for distribution to Trina as of December 31, 2006, 2007 and 2008 of US$41,171,998, $125,022,369 and $204,212,644, respectively, exceeded the 25% threshold. The condensed financial information of Trina has been presented for the period from March 14, 2006 (the date of incorporation) to December 31, 2008.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
BALANCE SHEETS
(In U.S. dollars)

	As of December 31,
	2006	2007	2008
	$	$	$
ASSETS
Current assets:
Cash and cash equivalents	86,713,194	20,749,062	976,882
Other receivables	104,990	302,092	574,718

Total current assets	86,818,184	21,051,154	1,551,600
Deferred convertible bond issuance cost	—	—	1,710,214
Amount due from group companies	11,147,342	155,826,973	223,938,675
Investment in subsidiaries	61,750,553	192,801,248	343,897,225

TOTAL ASSETS	159,716,079	369,679,375	571,097,714

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	2,561,790	2,190,570	4,793,149

Total current liabilities	2,561,790	2,190,570	4,793,149
Convertible note payable	—	—	133,248,054

Total liabilities	2,561,790	2,190,570	138,041,203

Shareholders’ equity:
Ordinary shares ($0.00001 par value; 5,000,000,000 shares authorized, 2,121,534,728, 2,552,940,486 and 2,958,183,059 shares issued and outstanding as of December 31, 2006, 2007 and 2008, respectively)	21,215	25,533	29,581
Additional paid-in capital	139,670,637	304,877,619	308,898,326
Retained earnings	15,622,250	51,352,188	112,712,460
Accumulated other comprehensive income	1,840,187	11,233,465	11,416,144

Total shareholders’ equity	157,154,289	367,488,805	433,056,511

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	159,716,079	369,679,375	571,097,714

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
STATEMENTS OF OPERATIONS
(In U.S. dollars)

	Year ended December 31,
	2006	2007	2008
	$	$	$
Operating expenses
Selling expenses	—	1,369,719	1,742,429
General and administrative expenses	768,767	5,922,767	7,156,768
Research and development expenses	—	546,512	257,948

Total operating expenses	768,767	7,838,998	9,157,145

Operating loss	(768,767)	(7,838,998)	(9,157,145)

Interest expense	—	—	(3,740,207)
Interest income	91,829	1,911,519	544,325
Equity in earnings of subsidiaries	13,097,799	41,657,417	73,713,299

Income before income taxes	12,420,861	35,729,938	61,360,272
Tax expense	—	—	—

Net Income	12,420,861	35,729,938	61,360,272

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Year ended December 31,
	2006	2007	2008
	$	$	$
Operating activities:
Net income	12,420,861	35,729,938	61,360,272
Equity in earnings of subsidiaries	(13,097,799)	(41,657,417)	(73,713,298)

Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,727,452	1,740,388	4,024,780
Changes in operating assets and liabilities:
Other deferred charges-	—	—	(1,220,549)
Other receivable	(104,990)	(197,102)	(272,651)
Accrued expenses	2,561,790	(371,220)	3,823,128

Net cash used in operating activities	4,507,314	(4,755,413)	(5,998,318)

Investing activities:
Investment in subsidiaries, net of cash acquired	(37,845,003)	(80,000,000)	(77,200,000)
Amounts due from group company	(11,147,342)	(144,679,631)	(68,111,702)

Net cash used in investing activities	(48,992,345)	(224,679,631)	(145,311,702)

Financing activities:
Proceeds from issuance of Series A preferred shares, net of issuance costs	39,168,498	—	—
Capital contribution from shareholders	4,863,400	—	—
Proceeds from issuance of convertible note payable, net of issuance cost	—	—	131,537,840
Proceeds from issuance of restricted shares to employees	457	208	—
Proceed from issuance of IPO proceeds net of deferred listing expenses	87,165,870	163,470,704	—

Net cash provided by financing activities	131,198,225	163,470,912	131,537,840

Net change in cash and cash equivalents	86,713,194	(65,964,132)	(19,772,180)

Cash and cash equivalents at the beginning of the year	—	86,713,194	20,749,062

Cash and cash equivalents at the end of the year	86,713,194	20,749,062	976,882

* * * * *

EXHIBIT INDEX

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.1	Registrant’s Form American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Shares (incorporated by reference to Exhibit 1 of our Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 (file No. 333-139161) filed with the Securities and Exchange Commission on November 21, 2008)

2.4	Form of Share Transfer Agreement relating to Trina China between the Registrant and other parties therein dated March 28, 2006 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.5	Amended and Restated Series A Preferred Share Purchase Agreement among the Registrant, Trina China and other parties therein dated May 19, 2006 (incorporated by reference to Exhibit 4.5 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.6	Amended and Restated Shareholders Agreement among the Registrant, Trina China and other parties therein dated May 30, 2006 (incorporated by reference to Exhibit 4.6 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.7	Amendment to the Amended and Restated Shareholders Agreement among the Registrant, Trina China and other parties therein dated December 7, 2006 (incorporated by reference to Exhibit 4.7 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.8	First Supplemental Indenture dated as of July 23, 2008 between Wilmington Trust Company and the Registrant (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on July 23, 2008).

2.9	Rights Agreement dated as of November 21, 2008 between Trina Solar Limited and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on November 21, 2008).

4.1	Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file No. 333-157831) filed with the Securities and Exchange Commission on March 11, 2009)

4.2	Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.4	Form of Tax Indemnification Agreement between the Registrant and Former Shareholders dated as of September 15, 2006 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.5	Form of Loan Agreement between Trina China and Bank of Communications (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.6	Form of Guarantee Agreement between the Guarantor and Bank of Communications for Long-term Loans (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.7	Form of Guarantee Agreement between the Guarantor and Bank of Communications for Short-term Loans (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.8	Form of Short-term Loan Agreement between Trina China and Agriculture Bank of China (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.9	Form of Guarantee Agreement between the Guarantor and Agriculture Bank of China for Short-term Loans (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.10	Form of Maximum Guarantee Agreement between Guarantors and Agriculture Bank of China for Short-term Loans (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.11	Form of Counter-guarantee Agreement between Guarantors and Changzhou City Hengtai Investment Co., Ltd. for Maximum Guarantee (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.12	Form of Security Agreement between Trina China and Changzhou City Hengtai Investment Co., Ltd. for Maximum Guarantee (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.13	Credit Line Agreement between Trina China and Bank of China dated August 28, 2007 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.14	Maximum Amount Guarantee between Bank of China and Changzhou City Hengtai Investment Co., Ltd., dated January 31, 2008 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.15	Counter-guarantee (Maximum Amount Guarantee Contract) between Jifan Gao and Changzhou City Hengtai Investment Guarantee Co., Ltd. dated January 28, 2008 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.16	Supply Contract and Distribution Agreement between Trina China and IBC SOLAR AG dated May 26, 2007 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.17	Equipment Supply Contract between Trina China and Meyer Burger AG dated May 30, 2007 and the amendment dated September 17, 2007 (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.18	Equipment Supply Contract between Trina China and Meyer Burger AG dated August 8, 2007 and the amendment dated September 17, 2007 (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.19	Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2008 (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.20*†	Supplemental Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 19, 2008

4.21	ADS Lending Agreement, dated July 17, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch, and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on July 23, 2008).

4.22	Standstill Agreement dated as of November 21, 2008 between the Registrant and Jifan Gao (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on November 21, 2008).

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-139144) filed with the Securities and Exchange Commission on December 19, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed with this annual report on Form 20-F

†	Confidential treatment is being requested with respect to portions of these exhibits and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 406 under the Securities Act.