Form 20-F/A
period 2008-12-31
Trina Solar LTD
filed 2009-07-15
CIK 1382158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 1

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
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
Tel: (+86) 519 8548 2008
Fax: (+86) 519 8517 6025
E-mail: ir@trinasolar.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing	New York Stock Exchange
100 ordinary shares, par value $0.00001 per share

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
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE
This Amendment No. 1 to Form 20-F is being filed solely to amend the annual report on Form 20-F for the fiscal year ended December 31, 2008, filed by Trina Solar Limited (the “Company”) on April 30, 2009 (the “Form 20-F”) in order to amend the footnote to the exhibit index in Item 19 and Exhibit 4.20 relating to a confidential treatment request to the Securities and Exchange Commission (the “SEC”). In response to a comment received from the Staff of the SEC following a review of the Company’s confidential treatment request, the footnote to the exhibit index in Item 19 and Exhibit 4.20 are being amended to reflect the change of reference from Rule 406 under the Securities Act of 1933 to Rule 24b-2 under the Securities Exchange Act of 1934 relating to confidential treatment request. Exhibit 4.20 to this Amendment No. 1 to Form 20-F supersedes and replaces the corresponding exhibit originally filed with the Form 20-F.
We are including in this Amendment No. 1 to Form 20-F currently-dated certifications by our principal executive officer and our principal financial officer. This Amendment No. 1 to Form 20-F speaks as of the date of the initial filing of the Form 20-F, except for the certifications referenced above. Other than as described above, this Amendment No. 1 to Form 20-F does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

Item 19. Exhibits

1.1
Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.1	Registrant’s Form American Depositary Receipt (included in Exhibit 2.3)
2.2
Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.3
Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Shares (incorporated by reference to Exhibit 1 of our Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 (file No. 333-139161) filed with the Securities and Exchange Commission on November 21, 2008)

2.4
Form of Share Transfer Agreement relating to Trina China between the Registrant and other parties therein dated March 28, 2006 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.5
Amended and Restated Series A Preferred Share Purchase Agreement among the Registrant, Trina China and other parties therein dated May 19, 2006 (incorporated by reference to Exhibit 4.5 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.6
Amended and Restated Shareholders Agreement among the Registrant, Trina China and other parties therein dated May 30, 2006 (incorporated by reference to Exhibit 4.6 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.7
Amendment to the Amended and Restated Shareholders Agreement among the Registrant, Trina China and other parties therein dated December 7, 2006 (incorporated by reference to Exhibit 4.7 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.8
First Supplemental Indenture dated as of July 23, 2008 between Wilmington Trust Company and the Registrant (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on July 23, 2008)

2.9
Rights Agreement dated as of November 21, 2008 between Trina Solar Limited and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on November 21, 2008)

4.1
Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file No. 333-157831) filed with the Securities and Exchange Commission on March 11, 2009)

4.2
Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.3
Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.4
Form of Tax Indemnification Agreement between the Registrant and Former Shareholders dated as of September 15, 2006 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.5
Form of Loan Agreement between Trina China and Bank of Communications (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.6
Form of Guarantee Agreement between the Guarantor and Bank of Communications for Long-term Loans (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.7
Form of Guarantee Agreement between the Guarantor and Bank of Communications for Short-term Loans (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.8
Form of Short-term Loan Agreement between Trina China and Agriculture Bank of China (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.9
Form of Guarantee Agreement between the Guarantor and Agriculture Bank of China for Short-term Loans (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.10
Form of Maximum Guarantee Agreement between Guarantors and Agriculture Bank of China for Short-term Loans (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.11
Form of Counter-guarantee Agreement between Guarantors and Changzhou City Hengtai Investment Co., Ltd. for Maximum Guarantee (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.12
Form of Security Agreement between Trina China and Changzhou City Hengtai Investment Co., Ltd. for Maximum Guarantee (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.13
Credit Line Agreement between Trina China and Bank of China dated August 28, 2007 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.14
Maximum Amount Guarantee between Bank of China and Changzhou City Hengtai Investment Co., Ltd., dated January 31, 2008 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.15
Counter-guarantee (Maximum Amount Guarantee Contract) between Jifan Gao and Changzhou City Hengtai Investment Guarantee Co., Ltd. dated January 28, 2008 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.16
Supply Contract and Distribution Agreement between Trina China and IBC SOLAR AG dated May 26, 2007 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.17
Equipment Supply Contract between Trina China and Meyer Burger AG dated May 30, 2007 and the amendment dated September 17, 2007 (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.18
Equipment Supply Contract between Trina China and Meyer Burger AG dated August 8, 2007 and the amendment dated September 17, 2007 (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.19
Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2008 (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.20	*†	Supplemental Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 19, 2008
4.21
ADS Lending Agreement, dated July 17, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch, and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on July 23, 2008)

4.22
Standstill Agreement dated as of November 21, 2008 between the Registrant and Jifan Gao (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on November 21, 2008)

8.1	**	Subsidiaries of the Registrant
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-139144) filed with the Securities and Exchange Commission on December 19, 2006)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	**	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed herewith.

**	Previously filed with the annual report on Form 20-F.

†	Confidential treatment is being requested with respect to portions of these exhibits and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Trina Solar Limited
By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Chairman and Chief Executive Officer
Date: July 15, 2009

EXHIBIT INDEX

1.1
Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.1	Registrant’s Form American Depositary Receipt (included in Exhibit 2.3)
2.2
Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.3
Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Shares (incorporated by reference to Exhibit 1 of our Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 (file No. 333-139161) filed with the Securities and Exchange Commission on November 21, 2008)

2.4
Form of Share Transfer Agreement relating to Trina China between the Registrant and other parties therein dated March 28, 2006 (incorporated by reference to Exhibit 4.4 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.5
Amended and Restated Series A Preferred Share Purchase Agreement among the Registrant, Trina China and other parties therein dated May 19, 2006 (incorporated by reference to Exhibit 4.5 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.6
Amended and Restated Shareholders Agreement among the Registrant, Trina China and other parties therein dated May 30, 2006 (incorporated by reference to Exhibit 4.6 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.7
Amendment to the Amended and Restated Shareholders Agreement among the Registrant, Trina China and other parties therein dated December 7, 2006 (incorporated by reference to Exhibit 4.7 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

2.8
First Supplemental Indenture dated as of July 23, 2008 between Wilmington Trust Company and the Registrant (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on July 23, 2008)

2.9
Rights Agreement dated as of November 21, 2008 between Trina Solar Limited and The Bank of New York Mellon, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on November 21, 2008)

4.1
Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file No. 333-157831) filed with the Securities and Exchange Commission on March 11, 2009)

4.2
Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.3
Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.4
Form of Tax Indemnification Agreement between the Registrant and Former Shareholders dated as of September 15, 2006 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.5
Form of Loan Agreement between Trina China and Bank of Communications (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.6
Form of Guarantee Agreement between the Guarantor and Bank of Communications for Long-term Loans (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.7
Form of Guarantee Agreement between the Guarantor and Bank of Communications for Short-term Loans (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.8
Form of Short-term Loan Agreement between Trina China and Agriculture Bank of China (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.9
Form of Guarantee Agreement between the Guarantor and Agriculture Bank of China for Short-term Loans (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.10
Form of Maximum Guarantee Agreement between Guarantors and Agriculture Bank of China for Short-term Loans (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.11
Form of Counter-guarantee Agreement between Guarantors and Changzhou City Hengtai Investment Co., Ltd. for Maximum Guarantee (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.12
Form of Security Agreement between Trina China and Changzhou City Hengtai Investment Co., Ltd. for Maximum Guarantee (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.13
Credit Line Agreement between Trina China and Bank of China dated August 28, 2007 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.14
Maximum Amount Guarantee between Bank of China and Changzhou City Hengtai Investment Co., Ltd., dated January 31, 2008 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.15
Counter-guarantee (Maximum Amount Guarantee Contract) between Jifan Gao and Changzhou City Hengtai Investment Guarantee Co., Ltd. dated January 28, 2008 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.16
Supply Contract and Distribution Agreement between Trina China and IBC SOLAR AG dated May 26, 2007 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.17
Equipment Supply Contract between Trina China and Meyer Burger AG dated May 30, 2007 and the amendment dated September 17, 2007 (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.18
Equipment Supply Contract between Trina China and Meyer Burger AG dated August 8, 2007 and the amendment dated September 17, 2007 (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.19
Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2008 (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.20	*†	Supplemental Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 19, 2008
4.21
ADS Lending Agreement, dated July 17, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch, and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on July 23, 2008)

4.22
Standstill Agreement dated as of November 21, 2008 between the Registrant and Jifan Gao (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on November 21, 2008)

8.1	**	Subsidiaries of the Registrant
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-139144) filed with the Securities and Exchange Commission on December 19, 2006)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	**	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed herewith.

**	Previously filed with the annual report on Form 20-F.

†	Confidential treatment is being requested with respect to portions of these exhibits and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.