Form 20-F
period 2009-12-31
Trina Solar LTD
filed 2010-03-17
CIK 1382158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
Tel: (+86) 519 8548 2008
Fax: (+86) 519 8517 6025
E-mail: ir@trinasolar.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing 50 ordinary shares, par value $0.00001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
3,488,891,196 ordinary shares, par value $0.00001 per share, as of December 31, 2009.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
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

INTRODUCTION
Unless the context otherwise requires, in this annual report on Form 20-F:
•	“We,” “us,” “our,” and “our company” refer to Trina Solar Limited, its predecessor entities and its subsidiaries;
•	“Trina” refers to Trina Solar Limited;
•	“Trina China” refers to Changzhou Trina Solar Energy Co., Ltd.;
•	“ADSs” refers to our American depositary shares, each of which represents 50 ordinary shares.
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau;
•	“RMB” or “Renminbi” refers to the legal currency of China, “$” or “U.S. dollars” refers to the legal currency of the United States, and “€” or “Euro” refers to the legal currency of the European Union; and
•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.00001 per share.
Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.
Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009.
This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.8259 to $1.00, the noon buying rate in effect on December 31, 2009 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On March 15, 2010, the noon buying rate was RMB6.8259 to $1.00.
We completed the initial public offering of 5,300,000 ADSs on December 22, 2006. On December 19, 2006, we listed our ADSs on the New York Stock Exchange under the symbol “TSL.”

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
A. Selected Financial Data
The following selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.
Our selected consolidated statements of operations data for the years ended December 31, 2005 and 2006 and our consolidated balance sheets as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except for share, per share, operating data and percentages)
Consolidated Statement of Operations Data
Net revenues	$27,275	$114,500	$301,819	$831,901	$845,136
Cost of revenues	20,986	84,450	234,191	667,459	607,982

Gross profit	6,289	30,050	67,628	164,442	237,154

Operating expenses:
Selling expenses	521	2,571	11,019	20,302	30,940
General and administrative expenses	1,375	8,656	17,817	41,114	65,406
Research and development expenses	122	1,903	2,805	3,039	5,439

Total operating expenses	2,018	13,130	31,641	64,455	101,785

Income from continuing operations	4,271	16,920	35,987	99,987	135,369
Foreign exchange gain (loss)	—	—	(1,999)	(11,802)	9,958
Interest expense	(470)	(2,137)	(7,551)	(23,937)	(25,737)
Interest income	16	261	4,810	2,944	1,667
Gain (loss) on change in fair value of derivative	—	—	854	(1,067)	(1,590)
Other (expense) income	(27)	(82)	1,554	(156)	2,613

Income before income taxes	3,790	14,962	33,655	65,969	122,280
Income tax (expense) benefit	(570)	(1,788)	1,707	(4,609))	(24,696)

Net income from continuing operations	3,220	13,174	35,362	61,360	97,584
Net Income (loss) from discontinued operations	91	(753)	368	—	—

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except for share, per share, operating data and percentages)
Net income	$3,311	$12,421	$35,730	$61,360	$97,584

Earnings per ordinary share from continuing operations:
Basic	0.00	0.01	0.02	0.02	0.04
Diluted	0.00	0.01	0.02	0.02	0.03
Earnings per ADS from continuing operations(1):
Basic	0.16	0.49	0.76	1.23	1.79
Diluted	0.16	0.48	0.75	1.20	1.68
Earnings per ordinary share:
Basic	0.00	0.01	0.02	0.02	0.04
Diluted	0.00	0.01	0.02	0.02	0.03
Earnings per ADS(1):
Basic	0.17	0.46	0.77	1.23	1.79
Diluted	0.17	0.45	0.76	1.20	1.69
Weighted average ordinary shares outstanding:
Basic	1,000,000,000	1,038,316,484	2,339,799,657	2,501,202,680	2,724,185,761
Diluted	1,000,000,000	1,058,483,593	2,370,685,156	2,690,723,390	3,131,505,181
Weighted average ADS outstanding(1):
Basic	20,000,000	20,766,330	46,795,994	50,024,054	54,483,715
Diluted	20,000,000	21,169,672	47,413,704	53,814,468	62,630,104

Consolidated Financial Data
Gross margin	23.1%	26.2%	22.4%	19.8%	28.1%
Net margin of continuing operations	11.8%	11.5%	11.7%	7.4%	11.5%
Consolidated Operating Data
PV modules shipped (in MW)	6.79	27.39	75.91	201.01	399.01
Average selling price ($/W)	$4.02	$3.98	$3.80	$3.92	$2.10

(1)	Reflects ADS ratio change effective January 2010.

	As of December 31,
	2005	2006	2007	2008	2009
	(in thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents	$1,224	$93,380	$59,696	$132,224	$406,058
Restricted cash	527	5,004	103,375	44,991	72,006
Inventories	6,696	32,230	58,548	85,687	81,154
Accounts receivable, net	4,924	29,353	72,323	105,193	287,950
Property, plant and equipment, net	9,630	51,419	197,124	357,594	476,858
Total assets	32,298	251,745	600,674	940,116	1,548,698
Short-term borrowings	6,628	71,409	163,563	248,558	267,428
Accounts payable	3,845	9,147	42,691	62,504	186,535
Total current liabilities	12,715	88,068	220,485	335,714	515,401
Accrued warranty costs	272	1,400	4,486	12,473	21,023
Long-term borrowings	4,957	5,122	8,214	14,631	182,516
Total shareholders’ equity	14,355	157,154	367,489	433,057	677,225
Total liabilities and shareholders’ equity	$32,298	$251,745	$600,674	$940,116	$1,548,698

B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors
Risks Related to Our Company and Our Industry
As polysilicon supply increases, the corresponding increase in the global supply of photovoltaic (PV) modules may cause substantial downward pressure on the price of such products and reduce our revenues and earnings.
Polysilicon is an essential raw material used in the production of solar cells and modules. Prior to the second half of 2008, there was an industry-wide shortage of polysilicon, primarily as a result of the growing demand for solar power products. According to Solarbuzz, an independent solar energy research and consulting firm, the average long-term supply contract price of polysilicon increased from approximately $60-$65 per kilogram delivered in 2007 to $60-$75 per kilogram in 2008. In addition, according to Solarbuzz, spot prices for solar grade polysilicon were in the range of $230-$375 per kilogram for most of the first half of 2008 and rose to a peak of $450-$475 per kilogram by mid-2008. Increases in the price of polysilicon have in the past increased our production costs, and any significant price increase in the future may adversely impact our business and results of operations. Due to the historical scarcity of polysilicon, supply chain management and financial strength were the key barriers to entry. In late 2008 and 2009, however, newly available polysilicon capacity has resulted in an increased supply of polysilicon, which created a downward pressure on the price of polysilicon. According to Solarbuzz, the average initial price range of long-term polysilicon supply contracts decreased to $50-$60 in the fourth quarter of 2009, and spot prices for solar grade polysilicon decreased rapidly to $150-$200 per kilogram by the beginning of 2009, and further declined to $55-$60 per kilogram by the end of 2009. However, we cannot assure you that the price of polysilicon will continue to decline or remain at its current levels, especially if the global solar power market regains its growth momentum. As the shortage of polysilicon eases, industry barriers to entry become less significant and PV module production may increase globally. A decrease in polysilicon prices and an increase in PV module production may result in substantial downward pressure on the price of PV modules. Such price reductions could have a negative impact on our revenues and earnings, and materially and adversely affect our business and results of operations.
We may be adversely affected by volatile market and industry trends, in particular, the demand for our solar power products may decline, which may reduce our revenues and earnings.
We are affected by solar energy market and industry trends. In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis. As a result, increased manufacturing capacity combined with decreased demand caused a decline in the prices of solar power products. The prices of solar power products further declined for the remainder of 2009 primarily due to decreased prices of polysilicon and reclaimable silicon raw materials and increased manufacturing capacity.

During the same period, however, lowered costs of raw materials have reduced the cost of producing solar power products. As the effect of the global economic crisis subsided through 2009, the combination of increased availability of financing for downstream buyers and decreased average selling prices of solar power products contributed to an overall increase in demand during the second half of 2009 for solar power products compared to the first quarter of 2009. However, if demand for solar power products declines again and the supply of solar power products continues to grow, the average selling price of our products will be materially and adversely affected.
The demand for solar power products is also influenced by macroeconomic factors such as the global economic downturn, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in oil prices, for example, may reduce demand for investment in alternative energy. The global economic downturn, which affects the availability of financing, also contributed to decreased sales and shipments of solar power products and the slowdown of the large solar project market segments. If these negative market and industry trends continue and the price of PV modules continues to decrease as a result, our business and results of operations may be materially and adversely affected.
We continue to rely on a limited number of third-party suppliers and manufacturers for certain raw materials for our products and toll services, which could prevent us from delivering our products to our customers within required time frames and result in sales and installation delays, cancellations, liquidated damages and loss of market share.
We purchase polysilicon from a limited number of domestic and international suppliers and we source or contract toll services from third party manufacturers to manufacture some of our ingots and wafers. If we fail to develop or maintain our relationships with these third party suppliers or manufacturers, we may be unable to manufacture our products timely or our products may only be available at a higher cost or after a long delay. If we do not deliver products to our customers within the required time frames, we may experience order cancellations, loss of market share and legal action.
Furthermore, the global economic crisis and the resulting decrease in availability of financing had a significant negative impact on suppliers and manufacturers of raw materials. Suppliers typically require a significant amount of cash to fund their production and operation. The suppliers also require a significant amount of cash to meet future capital requirements, including the expansion of manufacturing facilities, as well as research and development activities. The inability of our suppliers to access capital or the insolvency of our suppliers could lead to their failure to deliver raw materials to us. Our inability to obtain raw materials in a timely manner from suppliers could have a material adverse effect on our business, financial conditions and results of operations.

Our costs and expenses may increase as a result of entering into fixed price, prepaid arrangements with our suppliers.
Due to the industry-wide shortage of polysilicon experienced prior to 2009, we have purchased polysilicon using short-term, medium-term and long-term contracts from a limited number of international and domestic suppliers. From the fourth quarter of 2008, the price of polysilicon decreased rapidly due to the increased supply of polysilicon resulting from intensive investments in silicon manufacturing. As a result of such decrease in polysilicon prices in the market in late 2008 and early 2009, we renegotiated most of our medium-term and long-term contracts to reduce the purchase price, thereby reducing our costs. However, if the prices under our amended medium-term or long-term supply agreements continue to be higher than the market prices, we may be placed at a competitive disadvantage vis-a-vis our competitors, and our earnings could decline. In addition, if demand for our PV modules decreases and such supply agreements require us to purchase more polysilicon than required to meet our actual customer demand over time, we may incur costs associated with carrying excess inventory. To the extent we are not able to pass these increased costs and expenses on to our customers, our business, cash flows, financial condition and results of operations may be materially and adversely affected.
Some of the suppliers of polysilicon with whom we have entered into long-term contracts have limited operating experience in polysilicon production and may not be able to produce polysilicon of sufficient quantity and quality or on schedule to meet our manufacturing requirements.
Some of the suppliers of polysilicon with whom we have entered into long-term contracts have limited operating experience in polysilicon production. As a result, they might have difficulty in manufacturing and supplying to us a sufficient amount of polysilicon to meet their obligations under these long-term supply contracts. Manufacturing polysilicon is a highly complex process and these suppliers may not be able to produce polysilicon of sufficient quantity and quality or on schedule to meet our wafer manufacturing requirements. Minor deviations in the manufacturing process can also cause substantial decreases in yield and, in some cases, cause production to be suspended or result in minimal output. If shipments of polysilicon from these suppliers experience major delays or our suppliers are unable to supply us with polysilicon as planned, we may suffer a setback to our raw material procurement, which could materially and adversely affect our growth strategy and our results of operations. Moreover, we may be involved in disputes to retrieve prepayments we made for the polysilicon delivery, which would expose us to risks of losing the prepayment or entering into settlements which may result in losses to us. In addition, the polysilicon supplied by suppliers may contain quality defects. For example, PV modules produced using polysilicon of substandard quality would result in lower cell efficiency and conversion rates than that which the supplier has claimed or provided a warranty for. From time to time, we may engage in negotiations and disputes with certain suppliers that supplied us with polysilicon with quality defects. Any litigation arising out of the disputes could subject us to potentially expensive legal expenses, distract management from the day-to-day operation of our business and expose us to risks for which appropriate damages may not be awarded to us, all of which could materially and adversely affect our business and financial condition.
Prepayments to our polysilicon suppliers and equipment suppliers expose us to the credit risks of such suppliers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.
Under supply contracts with several of our multi-year polysilicon and our equipment suppliers, consistent with industry practice, we have made prepayments to our suppliers prior to the scheduled delivery dates for polysilicon and equipment. In many such cases, we made the prepayments without receiving collateral for such payments. As a result, our claims for such payments would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our prepayments or interest free loans. In addition, if the market price of polysilicon decreases after we have prepaid our suppliers, we may not be able to adjust any historical payment insofar as it relates to a future delivery at a fixed price. Furthermore, if demand for our products decreases, we may incur costs associated with carrying excess materials. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition and results of operations.

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
The scope of the government incentives for solar power depends, to a large extent, on political and policy developments relating to environmental concerns in a given country, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Federal, state and local governmental bodies in many of our key markets, most notably Germany, Italy, Spain, the United States, France, South Korea, Taiwan, India, Japan and China have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Policy shifts could reduce or eliminate these government economic incentives altogether. For example, the rapid rises of the German and Spanish markets were largely due to the government policies of those countries that set feed-in tariff terms at attractive rates. However, in September 2008, the Spanish government introduced a cap of 500 megawatts, or MW, for the feed-in tariff in 2009, which has resulted in limiting demand in the grid-connected market in Spain. In 2009, the German government reduced solar feed-in tariffs by 9%. In January 2010, Germany proposed a further mid-year reduction in solar feed-in tariffs of up to 17% for rooftop systems and an estimated 25% for ground-based systems, which may result in a significant fall in the price of and demand for PV products. In 2007, 2008 and 2009, Germany accounted for 31.4%, 23.9% and 33.9% of our net revenues, respectively. In 2007, 2008 and 2009, Spain accounted for 40.0%, 32.5% and 12.1% of our net revenues, respectively. We believe that in the time of uncertainty of political and policy developments, competition among solar manufacturers could become fierce. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenues to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to procure sufficient reclaimable silicon raw materials at reasonable prices may decrease our gross margin and profitability.
To reduce our reliance on polysilicon, we also produce silicon ingots and wafers by using a portion of reclaimable silicon raw materials, which include tops and tails of discarded portions of silicon ingots, pot scraps and broken silicon wafers acquired primarily from the semiconductor industry. Starting from 2008, we used a higher proportion of virgin polysilicon, as we were able to access a high quality and stable supply of polysilicon, which was widely available in the open market. In the fourth quarter of 2009, reclaimable silicon materials accounted for no more than 10% of our total silicon requirements, compared to approximately 15% in the fourth quarter of 2008. Although the prices of reclaimable silicon raw materials have also been decreasing in line with the recent decrease in the price of polysilicon, we cannot assure you that we will not revert to using a higher proportion of reclaimable silicon raw materials when the price of polysilicon increases in the future. If we fail to procure sufficient reclaimable silicon raw materials at commercially reasonable prices in the future, we may be unable to timely manufacture our products or our products may be available only at a higher cost, and we would be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. This would have a materially negative impact on our business, financial condition and results of operations.
Demand for our products may be adversely affected by the effect of the current economic and credit environment on our customers.
The United States and international economies have experienced (and continue to experience) a period of slow economic growth. Near-term economic recovery remains uncertain. In particular, the credit and housing crises, terrorist acts and similar events, continued turmoil in the Middle East or war in general could contribute to a slowdown of the market demand for products that require significant initial capital expenditures, including demand for solar power products. For example, global economics, capital markets and credit disruptions have resulted in slower investments in new installation projects that make use of solar power products. Existing projects have also been delayed as a result of the credit crisis and other disruptions. If the economic recovery slows down as a result of the economic turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our solar power products, which may harm our operating results.
Global economics, capital markets and credit disruptions also pose risks for our customers. We have benefited from historically low interest rates that have made it more attractive for our customers to use credit to purchase our products. Interest rates have fluctuated recently, which could increase the cost of financing these purchases and may reduce our customers’ profits and investors expected returns on investment. Given the current credit environment, particularly the tightening of the credit markets, there can be no assurance that our customers will be able to borrow money on a timely basis or on reasonable terms, which could have a negative impact on their demand for our products. If economic recovery is slow in the United States or elsewhere, we may experience decreases in the demand for our solar power products, which may harm our operating results. These factors may adversely impact our existing or future sales agreements, including increasing the likelihood of contract breaches. Our sales are affected by interest rate fluctuations and the availability of liquidity, and would be adversely affected by increases in interest rates or liquidity constraints. Rising interest rates may also make certain alternative investments more attractive to investors, and therefore lead to a decline in demand for our solar power products, which could have a material adverse effect on our business, results of operations, financial conditions and cash flows.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we may not be able to compete successfully and we may lose or be unable to gain market share.
The market for solar power products is competitive and fast evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. We compete with other PV module manufacturing companies such as Sharp Electronic Corporation, Suntech Power Holdings Co., Ltd., Yingli Green Energy Holding Co., Ltd. and Mitsubishi Electric Corporation. Some of our competitors have also become vertically integrated, from polysilicon production, silicon ingot and wafer manufacturing to solar power system integration, such as Renewable Energy Corporation ASA, SolarWorld AG and Canadian Solar Inc. Some of our competitors may have a stronger market position than ours, more sophisticated technologies and products, and larger resources and better name recognition than we have. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs.
The barriers to entry are relatively low in the PV module manufacturing business, given that manufacturing PV modules is labor intensive and requires limited technology. Because of the scarcity of polysilicon in the past few years, supply chain management and financial strength were the key barriers to entry. As the shortage of polysilicon has eased since 2008, these barriers to entry become less significant and many new competitors may enter the industry and cause the industry to rapidly become over-saturated. Many mid-stream solar power products manufacturers have been seeking to move downstream to strengthen their position in regional markets. They are expected to leverage on their existing sales capacity as the industry faces challenges posed by the economic downturn. In addition, we may also face new competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar cells. Decreases in polysilicon prices and increases in PV module production could result in substantial downward pressure on the price of PV modules and intensify the competition we face.
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
We currently sell a significant portion of our PV modules to a limited number of customers. In 2007, 2008 and 2009, sales to our top five customers accounted for approximately 33.5%, 41.9% and 36.9%, respectively, of our total net revenues. The top customer contributed approximately 9.5% of our net revenues in 2009. Sales to our customers are typically made through non-exclusive, short-term arrangements. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:
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
We have historically required our customers to make an advance payment of a certain percentage of their orders, a business practice that helped us to manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. In line with market trends, this practice of requiring our customers to make advance payments is on the decline, which in turn has increased our need to obtain additional short-term borrowings to fund our working capital requirements. In 2010, we believe a majority of our revenues are expected to be derived from credit sales, generally with payment schedules due according to negotiated contracts. In addition, some of our customers pay us through drawn upon acceptance, open account and letter of credit terms, which typically take 90 to 120 days to process in order for us to be paid. Despite the more lenient payment terms, any of our customers may fail to meet their payment obligations, especially due to the global economic crisis and the resulting decrease in the availability of financing, which would materially and adversely affect our financial position, liquidity and results of operations.

We have significant outstanding bank borrowings and capital expenditure needs, and we may not be able to arrange adequate financing when our outstanding borrowings mature or when capital expenditures are required.
We typically require a significant amount of cash to fund our operations, especially prepayments or loans to suppliers to secure our polysilicon supply requirements. We also require a significant amount of cash to meet future capital requirements, including the expansion of our PV cell and module manufacturing facilities, as well as research and development activities in order to remain competitive. Future acquisitions, expansions, market changes or other developments may cause us to require additional funds. As of December 31, 2009, we had $406.1 million in cash and cash equivalents, $72.0 million in restricted cash and $450.0 million in outstanding borrowings, of which approximately $267.4 million was due within one year. We might not be able to obtain extensions of these borrowings in the future as they mature. In the event that we are unable to obtain extensions of these borrowings, or if we are unable to obtain sufficient alternative funding at reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. In addition, we estimate that our capital expenditures will be approximately $200.0 million in 2010 for capacity expansion. Our business might not generate sufficient cash flow from operations to repay these borrowings, some of which are secured by significant amounts of our assets, and at the same time fund our capital expenditures. In addition, repaying these borrowings and capital expenditures with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth, and may have a material adverse effect on our business, financial condition and future prospects. If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may decrease materially. Moreover, future turmoil in the credit markets and the potential impact on the liquidity of financial institutions may have an adverse effect on our ability to fund our business through borrowings, under either existing or newly created instruments in the public or private markets on terms that we believe to be reasonable, if at all. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and market price of ADSs and could require us to delay or abandon critical development plans.
We may not be successful in manufacturing solar cells cost-effectively.
We began manufacturing solar cells in May 2007, and prior to that we did not have any significant operating experience in solar cell manufacturing. Manufacturing solar cells is a complex process. Minor deviations in the manufacturing process can cause substantial decreases in yields and cell conversion efficiency and, in some cases, cause production to be suspended or yield no output. We have invested significantly in research and development in solar cell technology in order to achieve the high conversion efficiency rates required for our solar cells and modules to remain competitive. If we face technological difficulties in our production of solar cells, we may be unable to expand our business as planned.
Currently, we have an annual manufacturing capacity of ingots and wafers of approximately 500 MW and cells and modules of approximately 600 MW. We plan to increase our annual manufacturing capacity of ingots and wafers to approximately 700 MW and cells and modules to between approximately 850 MW and 950 MW by the end of 2010. We will determine the magnitude of increases taking into account market visibility in both customer demand and the commercial lending environment to finance PV system installations in our respective sales markets, as well as our strategy to expand prudently while preserving liquidity. Accordingly, we cannot assure you that we will not revise our capacity expansion plan after we finalize our review. If we fail to implement our plan as expected, experience a delay in the ramp up or fail to achieve our targeted yields, our business and results of operations may be materially and adversely affected.

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
Because our manufacturing capabilities are concentrated in our manufacturing facilities in Changzhou, China, any problem in our facilities may limit our ability to manufacture products. We may encounter problems in our manufacturing facilities as a result of, among other things, production failures, construction delays, human errors, equipment malfunction or process contamination, which could seriously harm our operations. We may also experience fires, floods, droughts, power losses and similar events beyond our control that would affect our facilities. For example, shortages or suspensions of power supplied to us have occasionally occurred due to severe thunderstorms in the area, and have disrupted our operations and caused severe damages to wafers in the process. We experienced an accidental fire in our wafer facilities in March 2010 caused by a hot spot in an electrical installation resulted in damages to our cleaning equipment and temporary disruption to a segment of our production line. A disruption to any step of our manufacturing process will require us to repeat each step and recycle the silicon debris, thus adversely affecting our yields. Operating hazards and natural disasters may cause interruption to our operations, property and/or environmental damage as well as personal injuries, and each of these incidents could have a material adverse impact on our results of operations. Although we carry business interruption insurance, losses incurred or payments required to be made by us due to operating hazards or natural disasters that are not fully insured may have a material adverse effect on our financial condition and results of operations.
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

In the past, our PV modules were typically sold with a two-year warranty for defects in materials and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. In 2009, we extended the warranty for defects in materials and workmanship from two years to five years. We believe our warranty periods are consistent with industry practice. We have only begun to sell PV modules since November 2004. Although we conduct accelerated reliability testing of our PV modules, our PV modules have not been and cannot be tested in an environment simulating the 25-year warranty period. As a result, we may be subject to unexpected warranty expense and associated harm to our financial results for as long as 25 years after the sale of our products. Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.
We may not be successful in the commercial production of new products, which could adversely affect our business and prospects.
We may develop and produce new products from time to time, such as our new PV module product, colored modules for architectural applications and larger sized modules for utility grid applications. We may be unable to generate sufficient customer demand for our new products if we are unable to develop and produce new products in a cost-effective manner with the expected performance. If we fail to generate demand for our new products, our business and prospects may be adversely affected and we may be unable to recoup our investment in the development and production of such products.
Our future success depends in part on our ability to expand our business into downstream markets. Any failure to successfully implement this strategy could have a material adverse effect on our growth, business prospects and results of operations in future periods.
Our current business strategy includes plans to expand into select downstream markets, such as systems integration and project development, which we believe are natural extensions of our vertically integrated business model. These expansion plans may include investments in downstream companies and joint ventures and formation of strategic alliances with third parties. However, these plans may require significant capital expenditures, which could be used in pursuit of other opportunities and investments. Additionally, our experience in the solar power products manufacturing industry may not be as relevant or applicable in downstream markets. We may also face intense competition from companies with greater experience or established presence in the targeted downstream markets or competition from our industry peers with similar expansion plans. Furthermore, we may not be able to manage or control entities which we invest in or provide adequate resources to such entities to maximize the return on our investments. In the case of joint ventures and strategic alliances with third parties, we may face risks associated with the sharing of proprietary information, loss of control of operations that are material to our business and profit sharing arrangements. We may also consider acquisitions of existing downstream players, in which we may face difficulties related to the integration of the operations and personnel of acquired businesses and the division of resources between our existing and acquired downstream operations.

We cannot assure you that we will be successful in expanding our business into downstream markets along the solar power product value chain. Any failure to successfully identify, execute and integrate our acquisitions, investments, joint ventures and alliances as part of entering into downstream markets may have a material adverse impact on our growth, business prospects and results of operations, which could lead to a decline in the price of our ADSs.
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
If solar power technology is not adopted widely, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may even decline, and we may be unable to sustain our profitability.
The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Market data on the solar power industry are not as readily available as those for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products in our targeted markets, including Germany, Italy, Spain, the Benelux markets, the Czech Republic, the United States, France, China, Japan and South Korea, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:
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
If solar power technology is not adopted widely or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may suffer and we may be unable to sustain our profitability.
Further technological changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our sales and profit to decline.
The solar power market is characterized by evolving technologies and standards that result in improved features, such as more efficient and higher power output, improved aesthetics and smaller size. This requires us to develop new solar power products and enhance existing products to keep pace with evolving technologies and changing customer requirements. A variety of competing solar technologies that other companies may develop could prove to be more cost-effective and have better performance than our technologies. For example, thin-film technologies are competing technologies in the solar power industry. According to Solarbuzz, in 2009, thin-film technologies represented 18.0% of the solar market, compared to 82.0% for crystalline technology. Thin-film technologies allow for lower production costs for solar cells by using lower amounts of semiconductor materials. Thin-film solar cells generally have a lower conversion efficiency rate than crystalline solar cells.
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
Non-compliance with present or future construction and environmental regulations may result in potentially significant monetary damages and fines.
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
In 2007, 2008 and 2009, we sold approximately 97.9%, 96.3% and 97.1%, respectively, of our products to customers outside of China. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:
•	fluctuations in currency exchange rates;
•	difficulty in engaging and retaining distributors who are knowledgeable about, and can function effectively in, overseas markets;
•	increased costs associated with maintaining marketing efforts in various countries;
•	difficulty and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;
•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries; and
•	demand for solar power products in overseas markets as influenced by the global economic downturn and its effects.
In addition, we export a substantial amount of our products to Europe. There have been market rumors that the European Union may seek to initiate anti-dumping investigations regarding imports of solar power products from China. If an anti-dumping investigation is initiated against Chinese exporters or if the European Union imposes anti-dumping measures, including tariffs on solar power product imports from China, such action could materially and adversely affect our business and results of operations.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.
Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacturing and sale of our products or the use of our technologies. Protracted litigations could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.
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
Our management has concluded that our internal control over financial reporting is effective as of December 31, 2009. See “Item 15. Control and Procedures.” If we fail to maintain effective internal control over financial reporting in the future, it could result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. For example, in 2007, we identified a material weakness in internal control over financial reporting relating to our failure to effectively identify and evaluate embedded derivative instruments in long-term supply contracts. We subsequently addressed this material weakness by establishing a policy and a set of procedures and by providing training to our staff to identify such derivative instruments. We have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.
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
Under PRC tax law, where both parties to an equity transfer transaction are non-resident enterprises and where the transfer occurs outside the Chinese territory, the non-resident enterprise receiving income must pay taxes to the taxation authority in the locality of the domestic enterprise whose equity was transferred, either directly or through an agent. The domestic enterprise whose equity was transferred must assist the taxation authority in collecting the relevant PRC taxes from the non-resident enterprise. As Trina and all of these transferring shareholders are deemed to be foreign persons without a presence in China, Trina China may be required to withhold tax on capital gains deemed to have been received by these former shareholders. These former shareholders have agreed to indemnify us against any withholding obligations or liabilities due to or imposed by the PRC tax authorities that may arise out of the restructuring. The PRC tax authorities could impose such withholding obligation on Trina or Trina China or impose fines or penalties on Trina or Trina China for its failure to make such withholding. If such withholding obligation is imposed and we are not indemnified by these transferring shareholders, our potential tax exposure would be approximately $2.8 million, excluding any fines or penalties. The amount of such fines or penalties is difficult to estimate as the determination of whether any such fines or penalties would be imposed and the amount of such fines or penalties are at the discretion of the PRC tax authorities.

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
The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its August 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how it may change again.
Most of our sales are denominated in Euros, with the remainder in U.S. dollars, while a substantial portion of our costs and expenses is denominated in Renminbi, with the remainder in U.S. dollars. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, may affect our net profit margins and could result in fluctuations in foreign currency exchange and operating gains and losses. We had a foreign exchange gain of approximately $10.0 million in 2009. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. As a large proportion of our revenues are paid to us in Euros, fluctuation between the Euro and the RMB may also have a material effect on our results of operations.

Starting from October 2008, we have entered into a series of foreign currency forward contracts with several commercial banks to hedge our exposure to foreign currency exchange risk. As of December 31, 2009, we had foreign currency forward contracts with a total contract value of approximately €137.0 million ($196.6 million). We do not use foreign currency forward contracts to hedge all of our foreign currency denominated commitments. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations.
We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.
A non-U.S. corporation will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the total value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets, including cash, that produce or are held for the production of passive income, or passive assets. For this purpose, the total value of our assets generally will be determined by reference to the market price of our ordinary shares and ADSs. Based on the market prices of our ordinary shares and ADSs and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for the year ended December 31, 2009. However, we generally will not be able to make a determination of our PFIC status for any specific taxable year until the close of that taxable year and we must make a separate determination each taxable year as to whether we are a PFIC.
In addition, a decrease in the market value of our ordinary shares and ADSs and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. Accordingly, we cannot assure you that we will not be a PFIC for the current or any future taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) holds any ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. Please see “Item 10. Additional Information—E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company” for information about PFIC status and certain elections that may be available to mitigate such adverse U.S. federal income tax consequences if we ever become a PFIC. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or ordinary shares and the availability and advisability of any elections.

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
We conduct substantially all of our operations through Trina China. Our ability to make distributions or other payments to our shareholders depends on payments from Trina China, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to Trina China and its articles of association, Trina China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of these reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2009, these general reserves amounted to $25.3 million, accounting for 6.57% of the registered capital of Trina China. In addition, under the new EIT Law that became effective in January 2008, dividends from Trina China to us are subject to a 10% withholding tax. See “—Our business benefits from certain PRC government tax incentives, and the expiration of, or changes to, these incentives could have a material adverse effect on our results of operations” and “Item 4. Information on the Company—Regulation—Tax.” Furthermore, if Trina China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.
Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.
Certain portions of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, Trina China is able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, the PRC government could take further measures in the future to restrict access to foreign currencies for current account transactions.
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
The PRC government has provided various incentives to foreign invested enterprises, although these incentives are subject to the new Enterprise Income Tax Law as discussed below. Because Trina China is a foreign invested enterprise engaged in manufacturing businesses and located in Changzhou, which is within a coastal economic zone, it was entitled to a preferential enterprise income tax rate of 24%. In addition, Trina China was qualified as an “advanced technological enterprise” and, as a result, enjoyed a preferential enterprise income tax rate of 12% for the years 2004 to 2006. As the tax benefit for an “advanced technological enterprise” expired in 2006, Trina China was granted 50% relief with respect to the PRC income tax rate of 24% in 2007 for its revenues generated from export sales which exceeds 70% of total revenue. Trina China made several additional capital investments during 2006, 2007 and 2008. Income from incremental investment to the registered capital of a foreign invested enterprise in 2006 and 2007 was entitled to a two-year exemption and a 50% reduction of the applicable income tax rate for the succeeding three years. Trina China’s registered capital increased from $7.28 million in 2005 and to $40.0 million in 2006. Accordingly, for the year 2007, an income tax rate of 12% was applied to 18.2% of Trina China’s taxable profit, and 81.8% of its taxable profit was exempted from income taxes.
The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT Law, which became effective January 1, 2008, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the new EIT law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the new EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein. In September 2008, Trina China obtained the High and New Technology Enterprise Certificate with a valid term of three years starting from 2008. Therefore, Trina China is entitled to a preferential income tax rate of 15% in 2008, 2009 and 2010, as long as it maintains its qualification as a “high and new technology enterprise” under the new EIT Law. If Trina China fails to maintain the “high and new technology enterprise” qualification, its applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations. In addition, in April 2009, we received a notice from the State Tax Bureau of Changzhou Hi-tech Development Zone, which revoked a previous approval for the tax holiday on taxable income related to registered capital contributions made in 2007. As a result, we made an additional income tax payment of $6.5 million in 2009. Our EIT rate for 2009 was 15%. We cannot assure you that we will be able to maintain our current effective tax rate in the future. Any discontinuation of preferential tax treatment or any increase of the enterprise income tax rate applicable to Trina China could have a material adverse effect on our financial condition and results of operations.

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
On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not the merits of employees. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.

We face risks related to health epidemics and other outbreaks.
Our business could be adversely affected by the effects of swine flu, avian flu, SARS or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. In 2006, 2007 and 2008, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of swine flu occurred in Mexico and the United States. In May 2009, the World Health Organization declared a level 6 flu pandemic, its highest pandemic alert phase, indicating a global pandemic underway. Any prolonged occurrence or recurrence of swine flu, avian flu, SARS or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. These could include our ability to travel or ship our products outside of China and to designated markets, as well as temporary closure of our manufacturing facilities, logistic facilities and/or our customers’ facilities, leading to delayed or cancelled orders. Any severe travel or shipment restrictions and closures would severely disrupt our operations and adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic.
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

Item 4. Information on the Company
A. History and Development of the Company
Our legal and commercial name is Trina Solar Limited. Our predecessor company, Changzhou Trina Solar Energy Co., Ltd., or Trina China, was incorporated in December 1997. In anticipation of our initial public offering, we incorporated Trina in the Cayman Islands as a listing vehicle on March 14, 2006. Trina acquired all of the equity interests in Trina China through a series of transactions that have been accounted for as a recapitalization and Trina China became our wholly-owned subsidiary. We conduct substantially all of our operations through Trina China. In December 2006, we completed our initial public offering of our ADSs and listed our ADSs on the New York Stock Exchange. In June 2007, we completed a follow-on public offering of 5,406,280 ADSs sold by us and certain selling shareholders. In July 2008, we completed public offerings of $138 million aggregate principal amount of convertible senior notes due 2013 and 4,073,194 ADSs for a related ADS borrow facility. In August 2009, we completed another follow-on public offering of 5,175,000 ADSs.
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
For information regarding our principal capital expenditures, see “— D. Property, Plants and Equipment.”
Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.trinasolar.com. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.
B. Business Overview
Overview
We are a large-scale integrated solar-power products manufacturer based in China with a global distribution network covering Europe, North America and Asia. Since we began our solar-power products business in 2004, we have integrated the manufacturing of ingots, wafers and solar cells for use in our PV module production. Our PV modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide.
We capitalize on our vertically integrated platform and low-cost manufacturing capability in China to produce quality products at competitive costs. We produce standard monocrystalline PV modules ranging from 165 watts, or W, to 240 W in power output and multicrystalline PV modules ranging from 215 W to 240 W in power output. We build our PV modules to general specifications, as well as to our customers’ and end-users’ specifications. We sell and market our products worldwide, including in a number of European countries, such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. In recent years, we have also increased our sales in emerging solar power markets, such as the Benelux markets, China, the Czech Republic, France, Japan, South Korea and the United States. We have established regional headquarters and offices located in Europe, North America and Asia to target sales and distribution in those markets. We sell our products to distributors, wholesalers, power plant developers and operators and PV system integrators, including Bull Solar, Enfinity NV, Gestamp Asetym Solar S.L., Invictus NV and Proysectos Integrales Solares S.L.

As of December 31, 2009, we had an annual manufacturing capacity of ingots and wafers of approximately 500 MW and cells and modules of approximately 600 MW. In 2009, we fulfilled some of our ingot and wafer requirements by sourcing and obtaining toll services from our strategic partners. We will continue to contract toll services from third party manufacturers to process ingots and wafers and source wafers from our suppliers and strategic partners in order to fill the gap between our PV cell and module manufacturing capacity and our ingot and wafer manufacturing capacity as a result of strong market demand. As a result, we have developed relationships with various domestic and international suppliers of ingots and wafers.
We purchase polysilicon and reclaimable silicon materials from our network of over ten suppliers, including several leading global producers of polysilicon, and have developed strong relationships with our suppliers. To reduce raw material costs, we continue to focus on improving solar cell conversion efficiency and enhancing manufacturing yields. Our research and development platform will be further enhanced by the R&D Laboratory we have been commissioned by the PRC Ministry of Science and Technology to establish in the Changzhou PV Park, or the PV Park, located adjacent to our headquarters.
We began our research and development efforts in solar power products in 1999. We began our system integration business in 2002, our PV module business in late 2004 and our production of solar cells in April 2007. In 2007, 2008 and 2009, we generated net revenues of $301.8 million, $831.9 million and $845.1 million, respectively, and net income from our continuing operations of $35.4 million, $61.4 million and $97.6 million, respectively.
Products
We design, develop, manufacture and sell PV modules. PV modules are arrays of interconnected solar cells encased in a weatherproof frame. We produce standard solar monocrystalline modules ranging from 165 W to 240 W in power output and multicrystalline modules ranging from 215 W to 240 W in power output, built to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. The variation in power output is based on the conversion efficiency of the cells used in our PV modules, as well as the types of cells. We assemble PV modules either from monocrystalline or multicrystalline cells. We also design and produce PV modules based on our customers’ and end-users’ specifications, such as colored modules for architectural applications and larger sized modules for utility grid applications. Our PV modules are sealed, weatherproof and able to withstand high levels of ultraviolet radiation and moisture. We sell our module products under our own brand.

Manufacturing
We manufacture ingots, wafers, cells and modules. As of December 31, 2009, we had an annual manufacturing capacity of ingots and wafers of approximately 500 MW and cells and modules of approximately 600 MW. We plan to increase our annual manufacturing capacity of ingots and wafers to approximately 700 MW and cells and modules to between approximately 850 MW and 950 MW by the end of 2010. These capacity increases will be made at our new East Campus manufacturing facility, which commenced commercial operations in the fourth quarter of 2009. We will determine the magnitude of capacity increases taking into account market visibility in both customer demand and the commercial lending environment to finance PV system installations in our respective sales markets, as well as our strategy to expand while preserving liquidity. Accordingly, we cannot assure you that we will not revise our capacity expansion plan after we finalize our review. The following table sets forth our manufacturing capacity and production output in MW equivalent of module production as a result of our ramp-up for each of our facilities.

Estimated Maximum
		Annual		Annual
	Manufacturing	Manufacturing	Production Output	Manufacturing
Manufacturing	Commencement	Capacity as of	for the Year Ended	Capacity as of
Facility	Date	December 31, 2009	December 31, 2009	December 31, 2010
Silicon ingots	August 2005	500 MW(1)	398 MW(2)	700 MW
Silicon wafers	February 2006	500 MW(1)	358 MW(2)	700 MW
Solar cells	April 2007	600 MW(1)	375 MW(2)	850 to 950 MW
PV modules	November 2004	600 MW(1)	425 MW(2)	850 to 950 MW

(1)	These are approximate figures due to discrepancies of the manufacturing capacity for each stage of our solar power product value chain.

(2)	Includes modules produced but not shipped as of December 31, 2009.
•	Silicon feedstock. We purchase polysilicon and reclaimable silicon raw materials from various suppliers, including silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies. We test and categorize reclaimable silicon raw materials based on their technical properties. These reclaimable silicon raw materials then undergo mechanical grinding and chemical cleaning before they are mixed using our proprietary formula. Our ability to mix the materials in the right proportion is critical to the production of high-quality silicon ingots. In the fourth quarter of 2009, we had an average silicon usage of approximately 6.0 grams per watt, compared to approximately 6.3 grams per watt in the fourth quarter of 2008.
•	Ingots. We began manufacturing monocrystalline ingots in August 2005 with silicon crystal growing furnaces. As of December 31, 2009, we had 110 silicon crystal growing furnaces for manufacturing monocrystalline ingots, which can yield 110 MW of modules annually based on current manufacturing processes, and 69 directional solidification system, or DSS, furnaces for the manufacturing of multicrystalline ingots, which can yield 390 MW of modules annually based on current manufacturing processes.

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
•	Wafers. We began manufacturing wafers in February 2006. Currently, we slice monocrystalline and multicrystalline wafers to a 180 micron thickness, while maintaining a low breakage rate. After the ingots are inspected, monocrystalline ingots are squared by squaring machines. Through high-precision cutting techniques, the squared ingots are then sliced into wafers by wire saws using steel wires and silicon carbon powder. To produce multicrystalline wafers, multicrystalline ingots are first cut into pre-determined sizes. After a testing process, the multicrystalline ingots are cropped and the usable parts of the ingots are sliced into wafers by wire saws by the same high-precision cutting techniques used for slicing monocrystalline wafers. After being inserted into frames, the wafers go through a cleansing process to remove debris from the previous processes, and are then dried. Wafers are inspected for contaminants then packed and transferred to our solar cell production facilities. Our annual wafer manufacturing capacity as of December 31, 2009 was approximately 500 MW of modules based on current manufacturing processes.
•	Solar cells. We currently produce our own solar cells for use in our PV modules. We have historically purchased solar cells from third-party solar cell manufacturers. After we installed our ingot and wafer production lines, we began manufacturing ingots and wafers in-house and outsourced the fabrication of solar cells to solar cell manufacturers. To reduce our dependence on third-party solar cell manufacturers and to increase our efficiencies both in solar cell and PV module manufacturing, we began the production of monocrystalline cells in April 2007 and achieved a conversion efficiency of up to 18.8% as of December 31, 2009 on a test production line basis. In November 2007, we began producing multicrystalline cells and achieved a conversion efficiency of up to 17.5% as of December 31, 2009 on a test production line basis. In 2009, we were able to meet nearly all of our solar cell needs with our in-house production capabilities. We currently have 18 production lines with an annual manufacturing capacity of approximately 600 MW.
To manufacture solar cells, the crystalline silicon wafer is used as the base substrate. After cleaning and texturing the surface, an emitter is formed through a diffusion process. The front and back sides of the wafer are then isolated using the plasma etching technique, the oxide formed during the diffusion process is removed and thus an electrical field is formed. We then apply an anti-reflective coating to the surface of the cell using plasma enhanced chemical vapors to enhance the absorption of sunlight. The front and back sides of the cell are screen printed with metallic inks and the cell then undergoes a fire treatment in order to preserve its mechanical and electrical properties. The cell is tested and classified according to its parameters.

•	PV modules. We began module manufacturing in November 2004. We increased our annual manufacturing capacity of modules from approximately 6 MW per year as of November 2004 to approximately 600 MW per year as of December 31, 2009. We currently have 37 production lines.
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
In 2009, we fulfilled some of our ingot and wafer requirements by sourcing and obtaining toll services from our strategic partners. We will continue to contract toll services from third party manufacturers to process ingots and wafers and source wafers from our suppliers and strategic partners in order to fill the gap between our PV cell and module manufacturing capacity and our ingot and wafer manufacturing capacity as a result of strong market demand. As a result, we have developed relationships with various domestic and international suppliers of ingots and wafers.
Silicon Raw Material Supplies
Our business depends on our ability to obtain silicon raw materials, including polysilicon, reclaimable silicon raw materials and, from time to time, ingots. We procure polysilicon from international manufacturers as well as domestic and international distributors, and purchase reclaimable silicon raw materials from over ten suppliers, including semiconductor manufacturers and silicon processing companies. In addition to our headquarters, we have three offices located in the United States, Asia and Europe to conduct procurement activities. We believe our procurement team’s geographical proximity to the supply sources helps us better communicate with the suppliers and respond to them more efficiently. We believe our efforts to procure silicon raw materials from various sources will enable us to better control the silicon supply chain, increase manufacturing efficiency, and reduce margin pressure.
According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $60-$65 per kilogram delivered in 2007 to $60-$75 per kilogram in 2008. In addition, according to Solarbuzz, spot prices for solar grade polysilicon were in the range of $230-$375 per kilogram for most of the first half of 2008 and rose to a peak of $400-$450 per kilogram by mid-2008. Due to the industry-wide shortage of polysilicon experienced during the past few years, we have purchased polysilicon using short-term, medium-term and long-term contracts. However, since the fourth quarter of 2008, the price of polysilicon decreased rapidly due to the increased supply of polysilicon resulting from intensive investments in silicon manufacturing. The average initial price range of long-term polysilicon supply contracts decreased to $50-$60 in the fourth quarter of 2009, and spot prices for solar grade polysilicon decreased rapidly to $150-$200 per kilogram by the beginning of 2009 and to $55-$60 per kilogram by the end of 2009. We cannot assure you that the price of polysilicon will continue to decline or remain at its current levels, especially if the global solar power market regains its growth momentum.

We have executed agreements with suppliers to obtain our silicon raw material requirements to support our estimated production output in 2010. We intend to leverage the global reach of our procurement personnel to secure our silicon requirements.
We have entered into medium-term and long-term supply contracts to procure silicon feedstock of different grades with Chinese and international suppliers, which provide us with the ability to meet our future requirements. These medium-term and long-term suppliers include Hemlock Semiconductor Group, Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. (a wholly-owned subsidiary of GCL-Poly Energy Holdings Limited), or Jiangsu Zhongneng, OCI Company Ltd. (formerly DC Chemical Co., Ltd.) and Wacker Chemie AG. Our medium-term and long-term contracts have delivery terms beginning in 2009, 2010 or 2011 and a fixed price or a price to be determined on a quarterly or annual basis. Several of our long-term contracts contain price adjustment clauses that provide for price renegotiations if the market price is lower or higher than the originally agreed price in any given quarter. These contracts also require us to make an advance payment of a certain negotiated amount. Due to the decrease in polysilicon prices in the market in late 2008 and early 2009, we renegotiated most of our medium-term and long-term silicon supply contracts to achieve favorable pricing and payment terms relative to current market conditions.
To secure sufficient feedstock to support our current and planned sales growth, in March 2008, we entered into an eight-year polysilicon supply agreement with Jiangsu Zhongneng, a suppler of polysilicon based in Jiangsu Province, China. This supply agreement was supplemented by an agreement entered into in August 2008. In August 2009, we extended the term of this supply agreement by another five years. Under this agreement and its supplemental agreements, Jiangsu Zhongneng agreed to supply us with polysilicon and wafers sufficient to produce solar modules of a total of approximately 8,500 MW from 2008 to 2020. Jiangsu Zhongneng has supplied to us an aggregate of 1,974 metric tons of polysilicon, with 284 metric tons delivered in 2008 and 1,690 metric tons delivered in 2009. The prices of the polysilicon and wafers are predetermined subject to periodic adjustments.
In April 2008, in order to encourage the development of the solar power industry in Changzhou, the Changzhou municipal government established the PV Park, adjacent to our headquarters that has attracted and continues to attract PV supply chain component manufacturers. Several of our key suppliers have established, or plan to establish, production facilities in the PV Park. We believe the relocation of suppliers to the PV Park will support our goal of realizing procurement and logistical advantages, accelerate our cost reduction initiatives, as well as providing synergies for research and development. For example, starting from January 2010, we commenced sourcing slurry for wafer slicing from a vendor’s new facility located in the PV park. Sourcing from suppliers located within the PV park and expanding our Enterprise Resource Planning (ERP) system to cover a greater number of vendors would allow us to collaborate with our vendors for better inventory and production management control, better monitoring of supply quality and easy access to onsite inventory.

Quality Assurance
Our quality control was set up according to the quality system requirements of ISO 9001:2000. Our quality control consists of three components: incoming inspections through which we ensure the quality of the raw materials that we source from third parties, in-process quality control of our manufacturing processes, and output quality control of finished products through inspection and by conducting reliability and other tests. We possess a nationally recognized quality test laboratory in China that performs quality control testing on all of our products.
We have received international certifications for our quality assurance programs, including ISO 9001:2000, which we believe demonstrates our technological capabilities as well as instill customer confidence. The following table sets forth the major certifications we have received and major test standards our products have met as of the date of this annual report.

Certification Test Date	Certification or Test Standard	Relevant Products
December 2007	ISO 9001:2000 quality system certification	Manufacturing and sales of silicon, ingots, casting, silicon wafers, solar cells and PV modules

April 2008, February 2010	Golden Sun product certification	PV modules sold in China

August 2008, July 2009	UL 1703 certification	PV modules sold in the United States

December 2008	ISO14001:2004 environmental management system	Manufacturing and sales of silicon, ingots, casting, silicon wafers, solar cells and PV modules

October 2007, November 2007, December 2007, December 2008, May 2009	CE certification	PV modules sold in Europe

March 2008, May 2008, October 2008, February 2009, April 2009, September 2009	ICIM product certification	PV modules sold in Europe

August 2006, June 2007, July 2007, February 2009, April 2009, May 2009, June 2009 and November 2009	TÜV Rheinland product certification	PV modules sold in Europe

March 2009, October 2009	JET product certification	PV modules sold in Japan

December 2009	RoHS certification	PV modules sold in Europe
Customers and Markets
We currently sell our PV modules primarily to distributors, wholesalers, power plant developers and operators and PV system integrators. Our focus on which type of clients depends largely on the demand in the specific markets. Distributors and wholesalers tend to be large volume purchasers. We also work with solar power plant developers and operators by supplying solar modules for select downstream projects. PV system integrators typically design and sell integrated systems that include our branded PV modules along with other system components. Some of the PV system integrators also resell our modules to other system integrators. Our major customers for 2009 included Bull Solar, Enfinity NV, Gestamp Asetym Solar S.L., Invictus NV and Proysectos Integrales Solares S.L. We have a quality customer base as many of our customers are well-known wholesalers and system integrators in their respective markets and are expanding to become multinational PV companies.

A small number of customers have historically accounted for a majority of our net sales. The top five of our customers collectively accounted for approximately 33.5%, 41.9% and 36.9% of our net revenues in 2007, 2008 and 2009, respectively. The top customer, Invictus NV, contributed approximately 9.5% of our net revenues in 2009.
We currently sell most of our PV modules to customers located in Europe. Solar manufacturers like us have capitalized on government and regulatory policies for the promotion of solar power in many jurisdictions. In order to continue growing our sales and to reduce our exposure to any particular market segment, we intend to broaden our geographic presence and customer base. While Germany continues to be our largest market, we have significantly expanded our sales of PV modules to several solar power markets in Europe, including Spain, Italy, the Benelux markets, France and the Czech Republic. In 2007, 2008 and 2009, we signed several agreements with well-recognized companies in Spain, Germany, Italy and Belgium. These sales are conducted in line with our goals of increasing our market presence in Europe outside of Germany and building our brand as one of the top global solar brands. In 2008, the Spanish market contributed to the accelerated growth in the market demand for solar power products, but contributed to the shortfall in demand globally after the government policy shift in September 2008. Although the policy shift has impacted the demand in the Spanish market, our customers in Spain also purchase large quantities of solar power products for projects to be developed outside of Spain, which, we believe, will offset some of the impact. Starting from 2009, the German government reduced solar feed-in tariffs, which may result in a significant fall in the price of and demand for PV products. See “Item 5. Operating and Financial Review and Prospects—B. Overview— Government Subsidies and Economic Incentives.” In the past two years, we also increased our sales in emerging solar power markets outside of Europe, such as China, Japan, South Korea and the United States.
The following table sets forth our total net revenues by geographical region for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
	Total Net		Total Net		Total Net
Region	Revenues	Percent	Revenues	Percent	Revenues	Percent
	(in thousands, except for percentages)
Europe
Germany	$94,733	31.4%	$198,529	23.9%	$286,220	33.9%
Italy	54,695	18.1%	149,685	18.0%	166,062	19.6%
Spain	120,831	40.0%	270,549	32.5%	101,849	12.1%
Others	21,041	7.0%	136,641	16.4%	234,021	27.7%

Europe Total	291,300	96.5%	755,404	90.8%	788,152	93.3%
China	6,373	2.1%	30,390	3.7%	24,435	2.9%
Others	4,146	1.4%	46,107	5.5%	32,549	3.8%

Total	$301,819	100.0%	$831,901	100.0%	$845,136	100%

We conduct our PV module sales typically through short-term contracts with terms of one year or less or, to a lesser extent, long-term sales or framework agreements with terms of generally one to two years. Our short-term contracts provide for an agreed sales volume at a fixed price. Our long-term sales or framework agreements provide for a fixed sales volume or a fixed range of sales volume to be determined generally two to three quarters before the scheduled shipment date. Prices for long-term sales or framework agreements are generally determined one month prior to the start of the quarter of the scheduled shipment date. Compared to short-term contracts, we believe our long-term sales or framework agreements not only provide us with better visibility into future revenues, but also help us enhance our relationships with our customers.
We may require advance payments depending on the credit status of our customer, our relationship with the customer, market demand and the terms of the particular contract. Our contracts with customers stipulate different post-delivery payment schedules based on the credit worthiness of the customer. We have also increased our sales to customers using credit sales, generally with payments due within two to six months. Starting in February 2009, all of our overseas sales have been insured by China Export & Credit Insurance Corporation, or Sinosure. The amount of insurance coverage for each transaction is based on a rating assigned by Sinosure to the customer based on such customer’s credit history.
Pursuant to our sales contracts, we provide customers with warranty services. In the past, our PV modules were typically sold with a two-year warranty for defects in materials and workmanship and a minimum power output warranty for up to 25 years following the date of purchase or installation. In 2009, we extended the warranty for defects in materials and workmanship from two years to five years.
We seek to better serve our customers or their end-customers by setting up local offices with sales and marketing, sales support and logistics teams close to them. We are also expanding our range of value-added services to customers. We service residential and commercial end-customers through a network of local distributors and system integrator partners. For distributors and system integrators, we provide marketing support, logistics support that minimizes handling and administrative costs, and pre-sale and post-sale supports that include customized product selection, technological and installation support. We are also developing a solar power product solution that we hope to launch in 2010 to make rooftop installation of solar power products easier for residential customers. For our customers in the utility sector, we will continue to provide a greater level of pre-sale due diligence and technical input to facilitate their procurement.
Sales and Marketing
Over the years, we have expanded our distribution network globally. While our core solar module customer base continues to be developed markets in Germany, Italy and Spain, we have also expanded our sales and distribution channels into emerging solar markets such as the Benelux markets, China, the Czech Republic, France, Japan, South Korea and the United States. To grow our sales and reduce exposure to any particular market, we have broadened our geographic presence and diversified our sales among distributors, wholesalers, power plant developers and operators, PV system integrators and regional and national grid operators through increased sales and marketing and customer support efforts.
To further expand our distribution network and enhance our sales and delivery capabilities, we have established regional headquarters and offices in Europe, North America and Asia. We established a representative office in California in September 2007, which became our regional headquarters in January 2010, and a regional headquarters in Switzerland in January 2010. We also established warehouse operations in Rotterdam, a key port city in the Netherlands, in December 2008, and in California in June 2009, further strengthening our distribution networks. Our localized offices will continue to be supported by our centralized operations and administration located in Changzhou, China.

Our marketing programs include participation in industry conferences, trade fairs and public relations events. Our sales and marketing group works closely with our research and development and manufacturing groups to coordinate our product development activities, product launches and ongoing demand and supply planning.
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
As of December 31, 2009, we had 65 issued patents and 64 patent applications pending in China. We obtained an additional 5 patents in 2010. 123 of our issued patents and our pending patent applications relate to technology that we are currently using, including technology relating to improvements to the solar power product manufacturing process and integration of construction elements into our PV modules or solar systems. Eleven of our issued patents relate to technology that we do not use in our current production of solar power products. As we expand our product portfolio, continue our expansion into solar cell manufacturing and enter into polysilicon manufacturing in the future, we believe that the development and protection of our intellectual property will become more important to our business. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide a significant competitive advantage to us.
We have registered as a trademark the logo “Trina” in China, Japan, Singapore, Switzerland, Morocco, Taiwan, Thailand, Croatia, South Korea and the Philippines. We also have registered as a trademark the logo “Trinasolar” in Japan, Singapore, Switzerland, Morocco, Taiwan, South Korea and Turkey. We have pending trademark registration applications for the logo “Trina” in the United States, Australia, the EU and several other countries. We have pending trademark registration applications for the logo “Trinasolar” in the PRC, the United States, Australia, the EU and several other countries. We also filed a trademark registration application for the logo “” with the trademark office in the PRC in December 2007 and November 2009. We also registered as a trademark the logo “MeSolar” in Taiwan, Japan, Australia and Switzerland and registered as a trademark the logo “YouSolar” in Taiwan, Japan, Switzerland and Singapore. We also filed the trademark registration applications for the logos “,” “,” “,” “,” “,” “” individually with the trademark office in the PRC in November 2009.

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
We compete with other module manufacturing companies such as Sharp Electronic Corporation, Suntech Power Holdings Co., Ltd., Yingli Green Energy Holding Co., Ltd. and Mitsubishi Electric Corporation. We believe one of our key advantages over some of these competitors is our high degree of vertical integration, which was strengthened with the completion of our solar cell plant. Some of our competitors have also become vertically integrated, from silicon wafer manufacturing to solar power system integration, such as Renewable Energy Corporation ASA and SolarWorld AG. Some of our competitors may have a stronger market position than ours and have greater resources than we have. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs.
The barriers to entry are relatively low in the PV module manufacturing business, given that manufacturing PV modules is labor intensive and requires limited technology. Because of the scarcity of polysilicon in the past few years, supply chain management and financial strength were the key barriers to entry. As the shortage of polysilicon eases, these barriers to entry become less significant and many new competitors may enter the industry and cause the industry to rapidly become over-saturated. Many mid-stream solar power products manufacturers have been seeking to move downstream to strengthen their position in regional markets. They are expected to leverage on their existing sales capacity as the industry faces challenges posed by the economic downturn. In addition, we may also face new competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar cells. Decreases in polysilicon prices and increases in PV module production could result in substantial downward pressure on the price of PV modules and intensify the competition we face.

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
Insurance
We maintain property insurance policies with reputable insurance companies for covering our equipment, facilities, buildings and their improvements, and office furniture. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. We maintain director and officer liability insurance for our directors and executive officers. We do not maintain product liability insurance. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China. However, significant damage to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operation. We paid an aggregate of approximately $1.0 million in insurance premiums in 2009. The increase in premium was largely due to an increase in the scope of our insurance coverage, including our purchase of business interruption insurance.
Starting in February 2009, all of our overseas sales have been insured by Sinosure. The amount of insurance coverage for each transaction is based on a rating assigned by Sinosure to the customer based on such customer’s credit history. We paid Sinosure insurance premiums of an aggregate of approximately $2.0 million in 2009.
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

In 2004, Trina China moved out of the high-tech zone and no longer qualified for a preferential enterprise income tax rate of 15%. Trina China, a foreign invested enterprise engaged in a manufacturing business and established in Changzhou, which is within a coastal economic zone, is entitled to a preferential enterprise income tax rate of 24%. In addition, Trina China was qualified as an “advanced technological enterprise” and, as a result, enjoyed a preferential enterprise income tax rate of 12% for the years 2004 to 2006. As the tax benefit for an “advanced technological enterprise” expired in 2006, Trina China was granted 50% relief with respect to the PRC income tax rate of 24% in 2007 for its revenue generated from export sales which exceeds 70% of total revenue.
In February 2007, Jiangsu Province State Tax Bureau, where Trina China is registered, approved Trina China’s application for tax holiday in conjunction with an increase of $32.7 million in its registered capital, from $7.28 million in August 2005 to $40.0 million in July 2006. In accordance with the approval of Jiangsu Province State Tax Bureau, Trina China is exempt from income taxes for 81.8% of its taxable profit, representing the proportion of its increase in registered capital from August 2006 to December 2007, followed by a 50% relief in its tax rate from 2008 to 2010. However, this tax relief did not apply in 2006 because Jiangsu Province State Tax Bureau did not issue their approval until February 2007. Accordingly, for 2007, an income tax rate of 12% applies to 18.2% of Trina China’s taxable profit, and 81.8% of its taxable profit is exempt from income taxes. The additional capital investments made in 2008 were not entitled to additional tax holidays.
China’s parliament, the National People’s Congress, adopted the Enterprise Income Tax Law on March 16, 2007. On December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT Law, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the new EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the new EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein. In September 2008, Trina China obtained the High and New Technology Enterprise Certificate with a valid term of three years starting from 2008. Therefore, Trina China is entitled to a preferential income tax rate of 15% in 2008, 2009 and 2010 as long as it maintains its qualification as a “high and new technology enterprise” under the new EIT Law. In addition, in April 2009, we received a notice from the State Tax Bureau of Changzhou Hi-tech Development Zone, which revoked a previous approval for the tax holiday on taxable income related to registered capital contributions made in 2007. As a result, we made an additional income tax payment of $6.5 million during the year ended December 31, 2009. In 2008 and 2009, our income tax rate was 15%.

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

C. Organizational Structure
The following table sets out the details of our subsidiaries:

Name	Country of Incorporation	Ownership Interest
Top Energy International Limited	Hong Kong	100%
Changzhou Trina Solar Energy Co., Ltd.	China	100%
Trina Solar Korea Limited	South Korea	100%
Trina Solar (Singapore) Pte. Ltd.	Singapore	100%
Mutual Luck Enterprises Limited	Hong Kong	100%
Trina Solar (Luxembourg) Holdings S.à.r.l.	Luxembourg	100%
Trina Solar (Luxembourg) S.à.r.l.	Luxembourg	100%
Trina Solar (Japan) Limited	Japan	100%
Trina Solar (Italy) S.R.L.	Italy	100%
Trina Solar (Spain), Sociedad Limitada	Spain	100%
Trina Solar (Switzerland) Ltd.	Switzerland	100%
Trina Solar (U.S.) Holding Inc.	United States	100%
Trina Solar (U.S.) Inc.	United States	100%
Trina Solar (Germany) GmbH	Germany	100%
In December 2007, we established Trina Solar (Lianyungang) Co., Ltd. in Lianyungang, Jiangsu Province, as a part of our plan to establish a 10,000 metric ton polysilicon production facility. In April 2008, we decided to discontinue our development plan. Trina Solar (Lianyungang) Co., Ltd. was dissolved in April 2009.
D. Property, Plant and Equipment
All of our research, development and manufacturing of ingots, wafers, cells and PV modules are conducted at our facilities in Changzhou, China, where we occupy a site area of approximately 355,624 square meters for the facilities currently owned and operated by us. We have also occupied a site area of approximately 274,327 square meters for our future production capacity expansion. In 2008, we received approvals from China’s National Development and Reform Commission for investment relating to a capacity expansion project of up to 500MW in our new East Campus manufacturing zone. The facilities, to be completed by 2011, will also include a co-located technology research center. In 2008, we commenced groundwork for this project. In the fourth quarter of 2009, we established new PV cell and module production lines, each with initial capacity of 150 MW in the East Campus manufacturing facility. Furthermore, we expect to increase our total annual production capacity of ingots and wafers from the current approximately 500 MW to 700 MW and cells and PV modules from the current approximately 600 MW to between approximately 850 MW to 950 MW by the end of 2010. These capacity increases will be made at our new East Campus manufacturing facility, which commenced commercial operations in the fourth quarter of 2009. See “—B. Business Overview—Manufacturing” for more details. We believe our current and planned facilities will meet our current and foreseeable requirements.

We selectively use automation to enhance the quality and consistency of our finished products and improve efficiency in our manufacturing processes. We use manufacturing equipment purchased primarily from European, North American and Asian, including Chinese and Japanese, solar equipment suppliers. Other critical equipment is also sourced worldwide. Key equipment used in our manufacturing facilities includes silicon crystal growing furnaces, DSS furnaces, high-precision wafer sawing machines, diffusion furnaces (tube), screen print machine sets and automatic laminators. Set forth below is a list of our major equipment as of December 31, 2009:

Manufacturing		No. of Units in Operation as of
Facility	Major Equipment	December 31, 2009	Source (Country)
Silicon ingots	Silicon crystal growing furnaces	110	China

	DSS furnaces	69	United States

Silicon wafers	Wafer sawing machines	92	Japan, Switzerland
Solar cells	Diffusion furnaces (tube)	88	Germany

	Screen print machine sets	20	Italy
PV modules	Automatic laminators	50	China
In May and August 2007, we entered into agreements with Meyer Burger AG to purchase 38 and 265 wafer sawing machines, respectively, for delivery through 2010. In September 2007, we entered into an agreement with GT Solar, which was subsequently amended in March 2009, to purchase 57 DSS furnaces. Under this agreement and the subsequent amendment, 36 DSS furnaces were delivered in 2008, and the remaining furnaces were delivered in 2009.
With respect to encumbrances, as of December 31, 2009, we pledged our equipment of a total appraised value of RMB1,301.8 million ($190.7 million) to secure repayment of our borrowings of RMB865.7 million ($126.8 million). As of December 31, 2009, we mortgaged 629,951 square meters of our facilities to secure repayment of our borrowings of RMB139.0 million ($20.4 million).
For a discussion of our capital expenditures targeted for our capacity expansion, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “—G. Safe Harbor.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results
Overview
We are a large-scale integrated solar-power products manufacturer based in China with a global distribution network covering Europe, North America and Asia. Since we began our solar-power products business in 2004, we have integrated the manufacturing of ingots, wafers and solar cells for use in our photovoltaic, or PV, module production. Our PV modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide.
We capitalize on our vertically integrated platform and low-cost manufacturing capability in China to produce quality products at competitive costs. We produce standard monocrystalline PV modules ranging from 165 W to 240 W in power output and multicrystalline PV modules ranging from 215 W to 240 W in power output. We build our PV modules to general specifications as well as to our customers’ and end-users’ specifications. We sell and market our products worldwide, including in a number of European countries, such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. We also target sales in emerging solar power markets such as the Benelux markets, China, the Czech Republic, France, Japan, South Korea and the United States. We sell our products to distributors, wholesalers, power plant developers and operators and PV system integrators, including Bull Solar, Enfinity NV, Gestamp Asetym Solar S.L., Invictus NV and Proysectos Integrales Solares S.L.
In 2009, our net revenues were $845.1 million compared to $831.9 million in 2008 and $301.8 million in 2007. Our net revenues increased primarily due to increased shipments that offset decreased average selling prices. In addition, we recorded net income from continuing operations of $97.6 million in 2009 compared to net income of $61.4 million and $35.4 million in 2007.
The most significant factors that affect the financial performance and results of operations of our solar power products business are:
•	industry demand;
•	government subsidies and economic incentives;
•	product pricing;
•	vertically integrated manufacturing capabilities; and
•	availability and prices of polysilicon and reclaimable silicon raw materials.
Industry Demand
Our business and revenue growth depends on market demand for solar power. Although solar power technology has been used for several decades, the global solar power market has grown significantly only in the past several years. According to Solarbuzz, the global solar power market, as measured by annual volume of modules delivered to installation sites, grew at a CAGR of 44.9% from approximately 1.5 gigawatts, or GW, in 2005 to approximately 6.4 GW in 2009. According to a Solarbuzz forecast named “Green World,” in one of several possible scenarios, annual volume of modules delivered to installation sites may further increase to approximately 24.7 GW in 2014, and solar power industry revenue may increase from $33.9 billion in 2009 to $77.9 billion in 2014, which we believe will be driven largely by growing market demand, rising grid prices and government initiatives.

In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis. During the same period, increased manufacturing capacity combined with decreased demand caused a decline in the prices of solar power products. The average selling price per watt of our PV modules increased from $3.80 in 2007 to $3.92 in 2008, but decreased to $2.10 in 2009. The decrease in the average selling price of our PV modules in the remainder of 2009 was primarily due to decreased prices of polysilicon and reclaimable silicon raw materials and increased manufacturing capacity.
The demand for solar power products is also influenced by macroeconomic factors such as the global economic downturn, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in oil prices, for example, may reduce demand for investment in alternative energy. The global economic downturn, which affects the availability of financing, also contributed to decreased sales and shipments of solar power products and the slowdown of the large solar project market segments. Although global demand began to recover in the second half of 2009, lower costs of raw materials have continued to cause a decrease in the prices of solar power products, which will lower the cost of producing renewable energy over time. We cannot assure you that demand for solar power products in 2010 will exceed the demand for solar power products in 2009 or that the oversupply of solar power products will not continue to exist in 2010. Pleases see “Item 3. Key Information — D. Risk Factors” for discussions of the risks related to declining industry demand for solar power products.
Government Subsidies and Economic Incentives
We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of power provided by the electric utility grid in many locations, when upfront system costs are factored into cost per kilowatt. As a result, governmental bodies in many countries, most notably China, Germany, Italy, Japan, Spain, South Korea, Taiwan and the United States, have provided subsidies and economic incentives to reduce dependency on non-renewable sources of energy. These subsidies and economic incentives have come in the form of capital cost rebates, feed-in tariffs, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products.

The demand for PV modules in our targeted or potential markets is affected significantly by government subsidies and economic incentives. According to Solarbuzz, Germany had the largest PV market in 2009, with a market size of 3.0 GW, which accounted for 46.7% of the global PV market demand in 2009. Italy and Spain had a market size of 0.62 GW and 0.10 GW, respectively, and accounted for 7.5% and 1.5%, respectively, of the global PV market demand in 2009. The rapid expansion of the German market was largely due to decreasing prices of PV modules in the first half of 2009 and expectation of reduction in feed-in tariffs fueled by a fear of tightening of incentive levels. In 2009, the German government reduced solar feed-in tariffs by 9%. In January 2010, Germany proposed a further mid-year reduction in solar feed-in tariffs of up to 17% for rooftop systems and an estimated 25% for ground-based systems, which may result in a significant fall in the prices of and demand for PV products. The rise of the Italian market in 2009 was largely due to an increase in the maximum installation of size that may be incentivized from 20 kW to 200 kW and a reduction in the bureaucratic steps for securing incentives. The Spanish market declined dramatically, primarily due to the cap of 500 MW for the feed-in tariff in 2009 introduced by the Spanish government in September 2008, which has resulted in limiting the demand in the grid-connected market in Spain, and national and global issues such as more stringent project financing conditions and banks becoming less willing to lend into Spain. Although the policy shift and the national and global environment have impacted the demand in the Spanish market, our customers in Spain purchased large quantities of solar power products for projects to be developed outside of Spain, which, we believe, offset some of the impact. According to Solarbuzz, if Germany and Spain were excluded, the rest of the global market would grow strongly by 89% from 1.8 GW in 2008 to 3.3 GW in 2009.
In 2008, Germany, Italy and Spain accounted for 23.9%, 18.0% and 32.5% of our net revenues, respectively. In 2009, Germany, Italy and Spain accounted for 33.9%, 19.6% and 12.1% of our net revenues, respectively. While we expect Germany, Italy and Spain to continue to generate significant sales revenues, we will continue to diversify our revenues by expanding our business presence in emerging solar markets such as the Benelux markets, China, the Czech Republic, France, Italy, Japan, South Korea and the United States.
Product Pricing
We began selling our PV module products in November 2004. Our PV modules are priced based on the number of watts of electricity they generate as well as the market price per watt for PV modules. We price our standard PV modules based on the prevailing market prices at the time we enter into sales contracts with our customers or our customers place their purchase orders with us, taking into account the size of the contract or the purchase order, the strength and history of our relationship with each customer, and our silicon raw materials costs. In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solarpower products as a result of the global economic crisis. During the same period, increased manufacturing capacity combined with decreased demand contributed to a decline in the average selling price of PV modules. The demand for solar power products is influenced by macroeconomic factors such as the global economic downturn, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. Although global demand began to recover in the second half of 2009, lower costs of raw materials continued to cause decreases in manufacturing costs and the selling prices of solar power products.
The average selling price per watt of our PV modules increased from $3.80 in 2007 to $3.92 in 2008 but decreased to $2.10 in 2009. The decrease in the average selling price of our PV modules in 2009 was primarily due to decreased prices of polysilicon and reclaimable silicon raw materials, increased manufacturing capacity, decreased demand for solar power products in the first quarter of 2009 caused by the global economic downturn and credit crisis and inventory build-up in Spain and Germany in the first quarter of 2009. If demand for solar power products declines and the supply of solar power products continues to grow, the average selling price of our products will be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may be adversely affected by volatile market and industry trends, in particular, the demand for solar power products may decline, which may reduce our revenues and earnings” for more details.

We conduct our PV module sales typically through short-term contracts with terms of one year or less or, to a lesser extent, long-term sales or framework agreements with terms of generally one to two years. Our short-term contracts provide for an agreed sales volume at a fixed price. Our long-term sales or framework agreements provide for a fixed sales volume or a fixed range of sales volume to be determined generally two to three quarters before the scheduled shipment date. Prices for long-term sales or framework agreements are generally determined one month prior to the start of the quarter of the scheduled shipment date. Compared to short-term contracts, we believe our long-term sales or framework agreements not only provide us with better visibility into future revenues, but also help us enhance our relationships with our customers. Our contracts with customers stipulate different post-delivery payment schedules based on the credit worthiness of the customer. We have also increased our sales to customers using credit sales, generally with payments due within two to six months. Starting in February 2009, all of our overseas sales have been insured by Sinosure. The amount of insurance coverage for each transaction is based on a rating assigned by Sinosure to the customer based on such customer’s credit history.
Vertically Integrated Manufacturing Capabilities
We believe that our vertical integration strategy has allowed us, and will continue to allow us, to capture value throughout the solar power product value chain. Our vertically integrated business model enables us to:
•	reduce excess costs, such as those associated with packaging and transportation, and the breakage loss that usually occurs during shipment between various production locations;
•	achieve better quality control of our products;
•	shorten production cycle and improve value chain coordination;
•	discontinue excess reliance on toll manufacturing; and
•	capture upstream or downstream profit margins.
We began commercial production of solar cells in April 2007, which favorably impacted our margins and helped to offset negative factors such as a decrease in average selling price and increasing polysilicon prices. In the fourth quarter of 2007, we met approximately 75% of our needs for solar cells with our in-house production. In 2008 and 2009, we were able to meet nearly all of our solar cell needs with our in-house production capabilities. Currently, we have an annual manufacturing capacity of approximately 500 MW for ingots and wafers and approximately 600 MW for cells and modules.
In 2009, we fulfilled some of our ingot and wafer requirements by sourcing and obtaining toll services from our strategic partners. We will continue to contract toll services from third party manufacturers to process ingots and wafers and source wafers from our suppliers and strategic partners in order to fill the gap between our PV cell and module manufacturing capacity and our ingot and wafer manufacturing capacity as a result of strong market demand. As a result, we have developed relationships with various domestic and international suppliers of ingots and wafers.
Availability and Prices of Polysilicon and Reclaimable Silicon Raw Materials
Polysilicon is an essential raw material for our business. Our proprietary process technology allows us to use a high proportion of reclaimable silicon raw materials in the production of monocrystalline and multicrystaline silicon ingots. In 2009, we used a higher proportion of virgin polysilicon than in the past several years as polysilicon became widely available in the market and we were able to have access to a high quality and stable supply of polysilicon. In 2009, reclaimable silicon materials accounted for no more than 10% of our total silicon requirements, compared to approximately 15% in the fourth quarter of 2008. We purchase polysilicon and reclaimable silicon materials from our network of over ten suppliers. We have entered into long-term contracts with our principal suppliers of polysilicon, including several leading global producers, to secure favorable pricing for the majority of our raw material costs through long-term supply agreements.

Increases in the price of polysilicon have in the past increased our production costs and impacted our cost of revenues and net income. According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $60-$65 per kilogram delivered in 2007 to $60-$75 per kilogram in 2008. In addition, according to Solarbuzz, spot prices for solar grade polysilicon were in the range of $230-$375 per kilogram for most of the first half of 2008 and rose to a peak of $450-$475 per kilogram by mid-2008. The average initial price range of long-term polysilicon supply contracts decreased to $50-$60 in the fourth quarter of 2009, and spot prices for solar grade polysilicon decreased rapidly to $150-$200 per kilogram by the beginning of 2009 and further declined to $55-$60 per kilogram by the end of 2009. We believe the average price of polysilicon will continue its moderate decline in 2010. There is no assurance that the price of polysilicon will continue to decline, especially if the global solar power market regains its growth momentum. See “Item 3. Key Information—D. Risk Factors— As polysilicon supply increases, the corresponding increase in the global supply of photovoltaic (PV) modules may cause substantial downward pressure on the price of such products and reduce our revenues and earnings.”
We purchase polysilicon from silicon distributors and silicon manufacturers by contract. For procurement of polysilicon, we enter into short-term, medium-term and long-term contracts. Our short-term contracts have terms of no more than one year each. The contracts provide for a fixed price and fixed amount and generally require prepayment prior to shipment. Most of the contracts give us the right to reject any shipment by our suppliers that does not meet our quality standards based on grade levels, such as semiconductor grade or solar grade, of the polysilicon. The contracts also specify a time period during which we can inspect the goods to ensure their quality. Our medium-term contracts have terms ranging from one to three years, and our long-term contracts have terms ranging from five to eight years. These contracts generally have a fixed amount and fixed price subject to adjustments or variable price and require us to make an advance payment of a certain negotiated amount. Our medium-term and long-term suppliers include Hemlock Semiconductor Group, Jiangsu Zhongneng, OCI Company Ltd. (formerly DC Chemical Co., Ltd.) and Wacker Chemie AG. These medium-term and long-term contracts have delivery terms beginning in 2009, 2010 or 2011 and a fixed price or a price to be determined on a quarterly or annual basis. Several of our long-term contracts contain price adjustment clauses that provide for price renegotiations if the market price is lower or higher than the originally agreed price in any given quarter. These contracts also require us to make an advance payment of a certain negotiated amount. Due to the decrease in polysilicon prices in the market in late 2008 and early 2009, we renegotiated most of our medium-term and long-term silicon supply contracts to achieve favorable pricing and payment terms relative to current market conditions.
We have secured most of our polysilicon requirements to support our estimated production output through the end of 2010 and will continue our efforts to secure raw materials for future years. As part of our balanced and prudent supply management, we source most of our raw materials through long-term contracts, reserving up to 20% of our polysilicon requirements to be sourced from the spot market in order to capitalize on the rapid declining prices of polysilicon in recent periods.
The costs of reclaimable silicon raw materials have historically been significantly less than the costs of polysilicon. However, due to the solar power industry’s demand for reclaimable silicon raw materials, prices of these reclaimable silicon raw materials increased in most of 2008, but decreased in late 2008 in line with the decrease in the price of polysilicon.

From time to time, we purchase reclaimable silicon raw materials from various suppliers, including semiconductor manufacturers and silicon processing companies. For the procurement of reclaimable silicon raw materials, we generally enter into short-term contracts with terms of no more than six months each. The contracts provide for a fixed price and fixed amount and generally require prepayment prior to shipment. Most of the contracts give us the right to reject any shipment by our suppliers that does not meet our quality standards based on usability and resistivity of the materials. The contracts also specify a time period during which we can inspect the goods to ensure their quality.
Suppliers of polysilicon and reclaimable silicon raw materials typically require customers to make payments in advance of shipment. Our suppliers generally require us to make a prepayment at a certain percentage of the order value prior to shipping. Due to the availability of polysilicon, prepayment as a percentage of the entire contract has been reducing. However, the purchase of silicon raw materials will continue to require us to make certain working capital commitments beyond the capital generated from our cash flows from operations. We are required to manage our borrowings to support our raw material purchases.
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
In 2007, 2008 and 2009, sales to our top five customers accounted for approximately 33.5%, 41.9% and 36.9% of our net revenues, respectively, and sales to our largest customer accounted for 14.8%, 9.8% and 9.5% of our net revenues, respectively.
We currently sell most of our PV modules to customers located in Europe, in particular Germany, Italy and Spain. For an industry which end market is significantly impacted by government incentives and policies, Germany and Spain were the largest solar power products markets in the past several years and accounted for the biggest concentrations of our sales. In each of the last three years, Germany was the largest solar power products market in the world and accounted for a major portion of our sales. In 2008, the Spanish market contributed to the accelerated growth in the market demand for solar power products, but contributed to the shortfall in demand globally after its policy shift in September 2008. See “-Overview-Government Subsidies and Economic Incentives” for more details about government policies of Spain and Germany. In 2007 and 2008, we expanded our sales into Italy and achieved one of the largest market shares in Italy. We have also expanded our business presence in emerging solar power markets such as the Benelux markets, China, the Czech Republic, France, Japan, South Korea and the United States. We expect to continue to expand our customer base geographically in 2010.

The following table sets forth our total net revenues by geographical region for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
	Total Net		Total Net		Total Net
Region	Revenues	Percent	Revenues	Percent	Revenues	Percent
	(in thousands, except for percentages)
Europe
Germany	$94,733	31.4%	$198,529	23.9%	$286,220	33.9%
Italy	54,695	18.1%	149,685	18.0%	166,062	19.6%
Spain	120,831	40.0%	270,549	32.5%	101,849	12.1%
Others	21,041	7.0%	136,641	16.4%	234,021	27.7%

Europe Total	291,300	96.5%	755,404	90.8%	788,152	93.3%
China	6,373	2.1%	30,390	3.7%	24,435	2.9%
Others	4,146	1.4%	46,107	5.5%	32,549	3.8%

Total	$301,819	100.0%	$831,901	100.0%	$845,136	100%

Cost of Revenues
Our cost of revenues consists primarily of:
•	Silicon raw materials. Silicon raw materials comprise the majority of our cost of revenues. We purchase polysilicon and reclaimable silicon raw materials from various suppliers, including silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies.
•	Other direct materials. Such materials include direct materials for the production of PV modules such as plastic, metallic pastes, tempered glass, laminate material, connecting systems and aluminum frames.
•	Toll manufacturing. Prior to 2008, we entered into toll manufacturing arrangements by providing wafers to toll manufacturers for processing and receiving solar cells from them in return. The toll manufacturing cost is capitalized as inventory, and recorded as a part of our cost of revenues when our finished PV modules are sold. In 2008 and 2009, we were able to meet nearly all of our solar cell needs with our in-house production capabilities and we have discontinued our reliance on toll manufacturers for processing solar cells. In 2009, we fulfilled some of our ingot and wafer requirements by sourcing and obtaining toll services from our strategic partners.
•	Overhead. Overhead costs include equipment maintenance and utilities such as electricity and water used in manufacturing.
•	Direct labor. Direct labor costs include salaries and benefits for our manufacturing personnel.
•	Depreciation of facilities and equipment. Depreciation of manufacturing facilities and related improvements is provided on a straight-line basis over the estimated useful life of 10 to 20 years and commences from the date the facility is ready for its intended use. Depreciation of manufacturing equipment is provided on a straight-line basis over the estimated useful life of five to ten years, commencing from the date that the equipment is placed into productive use.

Our cost of revenues is affected by our ability to control raw material costs, to achieve economies of scale in our operations, and to efficiently manage our supply chain, including our successful execution of our vertical integration strategy and our judicious use of toll manufacturers or third-party wafer suppliers to fill potential shortfalls in production capability along the supply chain.
Gross Margin
Our gross margin is affected by changes in our net revenues and cost of revenues. Our gross margins decreased from 22.4% in 2007 to 19.8% in 2008, but increased to 28.1% in 2009. The margin increase from 2008 to 2009 was mainly due to a decrease in silicon raw material prices and reduced manufacturing costs. We may continue to face margin compression in the sales of PV modules if the average selling price of our PV modules continues to decline and we are unable to lower our cost of revenues due to our existing, higher priced medium-term and long-term contract. As our PV module business expands, we believe additional economies of scale and successful execution of our vertical integration strategy will help to improve our margins to offset negative market trends.
Operating Expenses
Our operating expenses include selling expenses, general and administrative expenses and research and development expenses.
Selling Expenses
Selling expenses consist primarily of provisions for product warranties, outbound freight, employee salaries, pensions, share-based compensation expenses and benefits, travel and other sales and marketing expenses. In the past, our PV modules were typically sold with a two-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. In 2009, we extended the warranty for defects in materials and workmanship from two years to five years. We accrue the estimated cost of warranty based on 1% of the revenues generated from PV modules, consistent with the average industry level. Our selling expenses as a percentage of net revenues decreased from 3.7% in 2007 to 2.4% in 2008 due to expense control measures taken by us, and increased to 3.7% in 2009 as we increased our sales efforts, hired additional sales personnel, targeted new markets, established representative offices and subsidiaries and initiated additional marketing programs to build our brand. We expect our selling expenses to increase in the near term consistent with the growth of our revenues.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries and benefits for our administrative personnel, compliance related consulting and professional fees and travel expenses. Our general and administrative expenses have increased since 2004, primarily due to increases in the number of our administrative employees as well as their salaries and benefits and share-based compensation expenses. Our general and administrative expenses as a percentage of net revenues decreased from 5.9% in 2007 to 5.0% in 2008 primarily due to expense control measures taken by us, and increased to 7.7% in 2009 primarily due to allowance for doubtful accounts for certain suppliers and customers. We expect our general and administrative expenses to moderately increase in 2010, as we continue to carefully control costs in our business. We will continue to hire additional personnel on an as needed basis and incur expenses to support our operations as a public company, including compliance-related costs.

Research and Development Expenses
Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel, share-based compensation and prototype and equipment costs relating to the design, development, testing and enhancement of our products and manufacturing process. Between 2006 and 2007, our research and development expenses increased significantly due to investment in solar cell technology in preparation of the ramp up of our solar cell production in April 2007. In 2008 and 2009, our research efforts focused on maximizing silicon usage, development of thinner wafers (to reduce silicon use per watt) and improvement of cell efficiency. In particular, we have invested significantly in research and development of solar cell technology in order to achieve high conversion efficiency rates required for our advanced solar cells and modules. As of December 31, 2009, we achieved a conversion efficiency of monocrystalline cells of up to 18.8% and multicrystalline cells of up to 17.5% on our test production line. We also designed products with specific applications. We have developed a variety of PV solar power product applications based on our existing monocrystalline and multicrystalline technologies. These products include architecturally-friendly modules of different colors, shapes and sizes, such as black modules, square modules and large-size modules, and crystalline-based BIPV roof products currently in advanced prototype stage.
We will continue to expand and promote innovation in our process technologies of manufacturing ingots, wafers, cells and PV modules. In particular, we plan to focus on improving cell efficiency and reducing our production costs by enhancing manufacturing yields, which enable us to deliver higher-efficiency products at a lower cost. Our research and development efforts range from leveraging on declining raw material costs to optimize silicon feedstock mix to enhancing the quality of our solar wafers and refining ingot growing and wafer slicing processes. Accordingly, we expect our research and development expenses to increase as we hire additional research and development personnel and advance our research and development projects
Share-based Compensation Expenses
We adopted our share incentive plan in July 2006 and a total of 41,139,713 restricted shares and 24,337,277 share options were outstanding as of December 31, 2009. For a description of the restricted shares and share options granted, including the exercise prices and vesting periods thereof, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” Under Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide services to us in exchange for the equity award. For restricted shares granted to our employees, we record share-based compensation expense for the excess of the fair value of the restricted shares at the date of the grant over the purchase price that a grantee must pay to acquire the shares during the period in which the shares may be purchased. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options.

The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses.

	For the Year Ended December 31,
	2007		2008		2009
	(in thousands, except for percentages)
Cost of revenues	$35	2.1%	$111	2.8%	$62	1.4%
Selling expenses	394	22.6%	512	12.7%	678	15.9%
General and administrative expenses	1,165	66.9%	3,297	81.9%	3,295	77.0%
Research and development	146	8.4%	105	2.6%	244	5.7%

Total share-based compensation expenses	$1,740	100%	$4,025	100%	$4,279	100%

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
In February 2007, the State Tax Bureau of Changzhou High-Tech Industry Development Zone, or the STB, where Trina China is registered, approved Trina China’s application for tax holiday in conjunction with an increase of $32.7 million in its registered capital, from $7.3 million in August 2005 and to $40.0 million in July 2006. In accordance with the approval of the STB, Trina China is exempt from income taxes for 81.8% of its taxable profit, representing the proportion of its increase in registered capital from August 2006 to December 2007, followed by a 50% relief in its tax rate from 2008 to 2010. However, this tax holiday did not apply in 2006 because the STB did not issue its approval until February 2007. Accordingly, for year 2007, an income tax rate of 12% applies to 18.2% of Trina China’s taxable profit, and 81.8% of its taxable profit was exempted from income taxes. The additional capital investments made in 2008 were not entitled to additional tax holidays. In 2008, our income tax rate was 15%, due to our status as a “high and new technology enterprise”.

The new EIT Law, which became effective on January 1, 2008, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the new EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the new EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein. In September 2008, Trina China obtained the High and New Technology Enterprise Certificate with a valid term of three years starting from 2008. Therefore, Trina China is entitled to a preferential income tax rate of 15% in 2008, 2009 and 2010 as long as it maintains its qualification as a “high and new technology enterprise” under the new EIT Law. In addition, in April 2009, we received a notice from the State Tax Bureau of Changzhou Hi-tech Development Zone, which revoked a previous approval for the tax holiday on taxable income related to registered capital contributions made in 2007. As a result, we made an additional income tax payment of $6.5 million during the year ended December 31, 2009. Our EIT rate for 2009 was 15%.
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
Revenue Recognition
We recognize revenues for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customer, the sales price is fixed or determinable, and the collectability of the resulting receivable is reasonably assured. Our sales agreements typically contain our customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions. We recognize sales of our solar modules based on the terms of the specific sales contract. Generally, we recognize sales when we have delivered our products to our customers’ designated point of shipment, which may include commercial docks or commercial shipping vessels.

For an arrangement with multiple deliverables, we recognize revenues in accordance with ASC No.605-25 (Pre codification Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables”). We are not contractually obligated to accept returns. The sales of goods involve inconsequential or perfunctory performance obligations. These obligations can include non-essential installation or training, provision of product manuals and materials, and limited technical maintenance support. When the only remaining undelivered performance obligation under an arrangement is inconsequential or perfunctory, we recognize revenue on the delivery of modules, the predominant deliverable in the total contract and provides for the cost of the unperformed obligations. Cash advances received from customers before the revenue is earned are classified as deferred revenue.
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

Allowance for Doubtful Accounts
We conduct credit evaluations of customers and generally do not require collateral or other security from them when we grant them credit. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers like the length of time receivables are passing due, previous loss history and the counterparty’s current ability to fulfill its obligation. However, we maintain a reserve for potential credit losses and such losses have historically been within our expectations.
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
Inventories
We report inventories at the lower of cost or market. We determine cost on a weighted-average basis. These costs include direct material, direct labor, tolling manufacturing costs, and fixed and variable indirect manufacturing costs, including depreciation and amortization.
We regularly review the cost of inventory against our estimated fair market value and records a lower of cost or market write-down if any inventories have a cost in excess of estimated market value. In addition, we regularly evaluate the quantity and value of our inventory in light of current market conditions and market trends and record write-downs for any quantities in excess of demand and for any product obsolescence. This evaluation considers historic usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. We also write off silicon materials that may not meet our required specifications for inclusion in our manufacturing process. These materials are periodically sold for scrap. To date, the majority of the inventory write-downs were due to the rapid decline in the market price of silicon raw materials. We may not be able to reasonably predict the price trend of silicon raw materials. If the silicon price continues to decrease, we may have to take additional write-downs on inventory in the future.
Income Taxes
Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In 2007, 2008 and 2009, our deferred tax assets were reduced by a valuation allowance. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

Derivative Financial Instruments
Foreign Currency Embedded Derivative in Supply Agreement
One of our long-term silicon supply contracts provided that the purchase price of the silicon to be acquired was denominated in U.S. dollars, which was not the functional currency of either of the contracting parties when we entered into such contract. Accordingly, the contract contained an embedded foreign currency forward contract, which was required to be bifurcated and accounted for at fair value. Changes in fair value are recorded in the consolidated statements of operations.
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
In 2008 and 2009, we entered into a series of foreign currency forward contracts with serveral commercial banks to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with the outstanding accounts receivable. The foreign exchange currency forward contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the derivatives are recognized in the statement of operations. In 2008 and 2009, we recorded changes in fair value of derivative assets related to the forward foreign currency exchange contracts of $1.1 million and $1.6 million, respectively, which were included in the line item “Gain (loss) on change in fair value of derivative” in the consolidated statements of operations.
We adopted ASC 820, “Fair Value Measurements and Disclosures,” effective from December 1, 2007 for financial assets and liabilities measured on a recurring basis. Effective from December 1, 2009, we adopted ASC 820, “Fair Value Measurements and Disclosures,” for non-financial assets and liabilities. ASC 820 applies to all financial assets and financial liabilities that are being measured and reported on a fair value basis. ASC 820 establishes a framework for measuring fair value and expands disclosure about fair value measurements. When available, we measure the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. When observable market prices are not readily available, we generally estimate the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods.

Results of Operations
The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2007		2008		2009
	(in thousands, except for percentages)
Net revenues	$301,819	100.0%	$831,901	100.0%	$845,136	100.0%
Cost of revenues	234,191	77.6%	667,459	80.2%	607,982	71.9%

Gross profit	67,628	22.4%	164,442	19.8%	237,154	28.1%

Operating expenses:
Selling expenses	11,019	3.7%	20,302	2.4%	30,940	3.7%
General and administrative expenses	17,817	5.9%	41,114	5.0%	65,406	7.7%
Research and development expenses	2,805	0.9%	3,039	0.4%	5,439	0.6%

Total operating expenses	31,641	10.5%	64,455	7.8%	101,785	12.0%

Income from continuing operations	35,987	11.9%	99,987	12.0%	135,369	16.0%
Foreign exchange gain (loss)	(1,999)	(0.6%)	(11,802)	(1.5%)	9,958	1.2%
Interest expense	(7,551)	(2.5%)	(23,937)	(2.9%)	(25,737)	(3.0%)
Interest income	4,810	1.6%	2,944	0.4%	1,667	0.2%
Gain (loss) on change in fair value of derivative	854	0.3%	(1,067)	(0.1%)	(1,590)	(0.2%)
Other (expense) income	1,554	0.5%	(156)	(0.0%)	2,613	0.3%

Income before income taxes	33,655	11.2%	65,969	7.9%	122,280	14.5%
Income tax (expense) benefit	1,707	0.5%	(4,609)	(0.5%)	(24,696)	(2.9%)

Net income from continuing operations	35,362	11.7%	61,360	7.4%	97,584	11.5%
Net income (loss) from discontinued operations	368	0.1%	—	—	—	—

Net income	$35,730	11.8%	$61,360	7.4%	$97,584	11.5%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Net Revenues. Our total net revenues increased by $13.2 million, or 1.6%, from $831.9 million in 2008 to $845.1 million in 2009. Our net revenues increased primarily due to increased shipments from 201.0 MW in 2008 to 399.0 MW in 2009, an increase of 98.5%, offset by decreased average selling prices. Our average selling price decreased from $3.92 per watt in 2008 to $2.10 per watt in 2009. The decrease in the average selling price of our PV modules in 2009 was primarily due to decreased prices of polysilicon and reclaimable silicon raw materials, increased manufacturing capacity, decreased demand for solar power products in the first quarter of 2009 caused by the global economic downturn and credit crisis and inventory build-up in Spain and Germany in the first quarter of 2009.
Cost of Revenues. Our cost of revenues decreased by $59.5 million, or 8.9%, from $667.5 million in 2008 to $608.0 million in 2009. Our cost of revenues decreased primarily due to the favorable reduction in our silicon purchase prices and non-silicon manufacturing costs, partially offset by a slight increase in impairment charge on inventory in 2009 compared to 2008. In 2008, we had a non-cash inventory write-down of $21.5 million based on a revaluation of our silicon inventory as a result of the decline of market prices, compared to a non-cash inventory write-down of $23.1 million in 2009. As a percentage of our total net revenues, our cost of revenues decreased from 80.2% to 71.9% during the same periods.
Gross Profit. As a result of the foregoing, our gross profit increased by $72.8 million from $164.4 million in 2008 to $237.2 million in 2009. Our gross margin increased from 19.8% to 28.1% during the same periods, primarily due to decreases in our cost of revenues.
Operating Expenses. Our operating expenses increased by $37.3 million, or 57.9%, from $64.5 million in 2008 to $101.8 million in 2009. The increase in operating expenses was due to increases in selling expenses, general and administrative expenses and research and development expenses. As a percentage of total net revenues, operating expenses increased from 7.8% in 2008 to 12.0% in 2009. Share-based compensation expenses allocated to our selling expenses, general and administrative expenses and research and development expenses in 2009 were $0.7 million, $3.3 million and $0.2 million, respectively, based on the respective departments where such employees worked at the time of the grant.

Selling Expenses. Our selling expenses increased by $10.6 million, or 52.4%, from $20.3 million in 2008 to $30.9 million in 2009, primarily due to an increase in export expenses (including shipment expenses and insurance), as well as in warranty provision for solar modules as a result of significant increases in the sale of solar modules. The increase in selling expenses was also the result of increased costs associated with increased marketing efforts and overseas expansion in connection with the continued growth of our solar module business. Selling expenses as a percentage of net revenues increased from 2.4% to 3.7%.
General and Administrative Expenses. Our general and administrative expenses increased by $24.3 million, or 59.1%, from $41.1 million in 2008 to $65.4 million in 2009. The increase in general and administrative expenses was primarily due to allowance for doubtful accounts for certain suppliers and customers, increased guarantee cost and bank charges due to credit lines provided for customers and suppliers, increased compliance related consulting and professional fees and costs related to setting up overseas offices. General and administrative expenses as a percentage of net revenues increased from 5.0% to 7.7%.
Research and Development Expenses. Our research and development expenses increased by $2.4 million, or 79.0%, from $3.0 million in 2008 to $5.4 million in 2009, primarily due to increased headcount of our research and development personnel, salaries, and investments in research and development projects as described in “—Overview of Financial Results—Operating Expenses—Research and Development Expenses.” Research and development expenses as a percentage of net revenues increased from 0.4% to 0.6%.
Foreign Exchange Gain (Loss). We had a foreign exchange gain of $10.0 million in 2009, compared to a loss of $11.8 million in 2008. As some of our sales contracts were denominated in Euros, the effect of the depreciation of the Euro against the U.S. dollar, as well as the effect of appreciation of the RMB against the U.S. dollar on our RMB-denominated borrowings in 2008 resulted in our recording of a large exchange loss in 2008. In contrast, the effect of the appreciation of the Euro against the U.S. dollar in 2009 on our Euro-denominated contracts resulted in our recording of a large exchange gain.
Interest Expenses, Net. Our interest expenses, net, was $24.1 million in 2009, compared to $21.0 million in 2008. Our interest expenses, net, increased mainly due to additional bank borrowings to support our announced capacity expansion.
Gain (Loss) on the Change in Fair Value of Derivative. In 2009, we had a loss on the change in fair value of derivatives of $1.6 million, compared to a loss of $1.1 million in 2008. In 2008 and 2009, we recorded a loss due to the change in fair value of our forward foreign currency exchange contracts entered into in the fourth quarter of 2008. See “—Critical Accounting Policies—Derivative Financial Instruments” for more details.
Income Tax Benefit (Expenses). Our income tax expenses increased by $20.1 million, from $4.6 million in 2008 to $24.7 million in 2009. The increase of our income tax expenses in 2009 was primarily due to increased profitability and effective tax rates. Our effective tax rates in 2008 and 2009 were 7.0% and 20.2%, respectively.
Net Income. As a result of the foregoing, our net income increased significantly from $61.4 million in 2008 to $97.6 million in 2009, representing an increase of 59.0%. Our net margin increased from 7.4% in 2008 to 11.5% in 2009, primarily due to our improved gross margin in 2009.

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
Cost of Revenues. Our cost of revenues increased by $433.3 million, or 185.0%, from $234.2 million in 2007 to $667.5 million in 2008. Our cost of revenues increased primarily due to increases in expenditures in raw materials as a result of the rapid expansion of our solar module business. The increase in our cost of revenues was also impacted by the rising prices of silicon raw materials in the first three quarters of 2008 due to the industry-wide shortage of polysilicon, partially offset by the reduction in cost as a result of the reduction of non-silicon manufacturing cost for our multicrystalline modules though a combination of technology and manufacturing process improvements. In the last quarter of 2008, our cost of revenues decreased primarily due to significant reduction in silicon raw material costs as a result of improved market supply conditions. In 2008, we had a non-cash inventory write-down of $21.5 million based on a revaluation of our silicon inventory as a result of market price declines. As a percentage of our total net revenues, our cost of revenues increased from 77.6% to 80.2% during the same periods.
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
Foreign Exchange Gain (Loss). We incurred a foreign exchange loss of $11.8 million in 2008, compared to a loss of $2.0 million in 2007. Before January 1, 2008, the functional currency of our PRC operating subsidiaries was the RMB. Appreciation of the RMB in 2007 against other currencies used in transactions during 2007 resulted in our recording of an exchange loss. The effect of the depreciation of the Euro against the U.S. dollar on our Euro-denominated contracts, as well as the effect of the appreciation of the RMB against the U.S. dollar on our RMB-denominated borrowings in 2008 resulted in our recording of a large exchange loss in 2008.
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
Income Tax Benefit (Expenses). Our income tax expenses increased by $6.3 million, from income tax benefit of $1.7 million in 2007 to income tax expense of $4.6 million in 2008. Our income tax expenses increased primarily due to the implementation of the new effective tax laws in 2008. Our effective tax rates in 2007 and 2008 were (5.0)% and 7.0%, respectively.
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
B. Liquidity and Capital Resources
We have financed our operations primarily through short-term and long-term borrowings, proceeds from public offerings, including our convertible senior notes offering in July 2008 and our follow-on offering of ADSs in July 2009, and, to a lesser extent, cash generated from operations. We believe that our current cash, cash equivalents, short-term and long-term borrowings and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow from banks. However, the current financial downturn affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.
As of December 31, 2007, 2008 and 2009, we had $59.7 million, $132.2 million and $406.1 million, respectively, in cash and cash equivalents, $103.4 million, $45.0 million and $72.0 million in restricted cash and $171.8 million, $263.2 million and $450.0 million, respectively, in outstanding borrowings. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Of the available cash as of December 31, 2009, we have committed approximately $180 million to our 500 MW capacity expansion project at our new East Campus manufacturing facility. We plan to use the remaining available cash for other capital expenditures, including expenditures for the construction of R&D Laboratory in the PV Park and other capacity expansion on top of the 500 MW capacity expansion project, and for working capital and other day-to-day operating purposes.
We had total bank facilities of $256.0 million, $483.9 million and $893.9 million with various banks, of which $171.8 million, $282.5 million and $510.4 million were drawn down and $84.2 million, $201.4 million and $383.5 million were available as of December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, we had $138 million in principal amount of 4% convertible senior notes outstanding. For details on our borrowings, please see “—Borrowings.”
In the past, we had significant working capital commitments for purchases of polysilicon and reclaimable silicon raw materials. Our prepayments to suppliers were recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as long-term silicon procurement advances, if they represented the portion expected to be utilized after 12 months. As of December 31, 2009, we had long-term silicon procurement advances of $105.2 million, compared to $130.3 million as of December 31, 2008, due to the requirements stipulated in our long-term silicon supply contracts. We also had the current portion of advances to suppliers of $41.3 million in 2009, a slight decrease from $42.2 million from 2008. We generally make prepayments without receiving collateral. As a result, our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of these suppliers in the event of their insolvency or bankruptcy. Going forward, we expect our advances to suppliers to decline as the polysilicon supply market further improves, offset by greater volume purchases as we expand our manufacturing capacity and use a higher percentage of virgin polysilicon.

We also have significant capital expenditures as we as expand our existing capacity in each segment of our value chain. See “—Capital Expenditures.” We plan to fund part of the capital expenditures for such expansion with additional borrowings from third parties, including banks, and, if any, cash from operations.
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
Cash Flows and Working Capital
The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	(in thousands)
Net cash provided by (used in) operating activities	$(59,477)	$(32,082)	$101,150
Net cash used in investing activities	(225,284)	(118,523)	(156,377)
Net cash provided by financing activities	249,899	222,950	329,036
Effect of exchange rate changes	1,178	183	25

Net increase (decrease) in cash and cash equivalents	(33,684)	72,528	273,834
Cash and cash equivalents at the beginning of the year	93,380	59,696	132,224

Cash and cash equivalents at the end of the year	$59,696	$132,224	$406,058

Operating Activities
Net cash provided by operating activities amounted to $101.2 million in 2009, compared to net cash used by operating activities of $32.1 million in 2008. The net cash provided by operating activities in 2009 was primarily a result of (1) higher net income, (2) an increase in accounts payables of $106.8 million due to longer payment terms we obtained from suppliers as a result of the global economic crisis, and (3) a decrease in long-term silicon procurement and other advances of $24.1 million due to improved supply conditions, offset by (1) an increase in accounts receivable of $195.1 million as we increased our sales as wells as longer payment terms as a result of the global economic crisis, (2) an increase in inventory of $18.6 million as our business and capacity expanded and (3) an increase in prepaid expenses and other current assets of $26.2 million due to increases of foreign currency derivatives and deferred tax assets.
The net cash used in operating activities in 2008 was primarily a result of (1) an increase of long-term silicon procurement and other advances of $81.8 million, (2) an increase in inventories of $48.7 million as our business and capacity expanded, and (3) an increase in accounts receivable of $34.3 million as we increased our sales. These items were partially offset by (1) net income, (2) an increase in accrued warranty costs of $8.0 million, (3) an increase in accrued expenses of $7.1 million due to increases in interest expense from bank borrowings and convertible senior notes and professional expenses, and (4) an increase in accounts payable of $4.5 million due to longer payment terms.

We had net cash used in operating activities in 2007 of $59.5 million primarily due to (1) an increase in accounts receivable of $38.8 million as we increased our sales, and (2) an increase in advances to suppliers of $57.5 million and (3) an increase in inventories of $26.7 million due to increases in volumes of silicon raw material purchased, partially offset by (1) an increase in the cash provided by the sale of our products and (2) an increase in accounts payable of $12.9 million due to increases in the purchases of consumables and other non-polysilicon raw materials and increased payment periods in connection with those purchases.
Investing Activities
Net cash used in investing activities amounted to $156.4 million in 2009, compared to $118.5 million in 2008. The net cash used in investing activities in 2009 was primarily a result of an increase in property, plant and equipment expenditures of $165.4 million, comprised mainly of purchases of cell, ingot and wafer production equipment, construction of facilities in our East Campus and materials for the construction of facilities and an increase in restricted cash of $27.0 million, which includes cash pledged to banks to secure our notes payable, hedge and letter of credit facilities.
The net cash used in investing activities in 2008 was primarily a result of an increase in property, plant and equipment expenditures of $165.4 million, comprised mainly of purchases of cell, multicrystalline ingot and wafer production equipment and an increase in payments for land-use rights, partially offset by a decrease in restricted cash of $58.4 million.
The net cash used in investing activities in 2007 was primarily an increase in property, plant and equipment expenditures of $124.4 million due to production capacity expansion, comprised mainly of purchases of cell, multicrystalline ingot and wafer production equipment, and an increase in restricted cash of $98.0 million.
Financing Activities
Net cash provided by financing activities amounted to $329.0 million in 2009, which consisted primarily of proceeds of $182.5 million from long-term bank borrowings, net proceeds of $141.5 million received from our public offering of shares in August 2009 and proceeds from our short-term bank borrowings of $536.5 million, offset by repayment of our short-term bank borrowings of $532.3 million.
Net cash provided by financing activities amounted to $222.9 million in 2008, which consisted primarily of net proceeds received from our public offering of convertible senior notes of $131.5 million completed in July 2008 and proceeds from our short-term bank borrowings of $191.3 million, offset by repayments of our short-term bank borrowings of $106.3 million.
Net cash provided by financing activities amounted to $249.9 million in 2007, which consisted primarily of net proceeds received from our follow-on public offering of $163.5 million completed in June 2007 and proceeds from our short-term bank borrowings of $257.2 million, offset by repayment of our short-term bank borrowings of $173.4 million.

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
Borrowings
We had short-term and long-term borrowings due within one year of $163.6 million, $248.6 million and $267.4 million as of December 31, 2007, 2008 and 2009. Our short-term borrowings outstanding as of December 31, 2007, 2008 and 2009 bore an average interest rate of 6.76%, 7.11% and 5.14%, respectively. In connection with most of our short-term borrowings, we have either sought guarantees by third parties or granted security interests over significant amounts of our assets. With respect to encumbrances, as of December 31, 2009, we pledged our equipment of a total appraised value of RMB1,301.8 million ($190.7 million) to secure repayment of our borrowings of RMB865.7 million ($126.8 million). As of December 31, 2009, we mortgaged 629,951 square meters of our facilities to secure repayment of our borrowings of RMB139.0 million ($20.4 million). In the first quarter of 2009, we entered into additional short-term loan contracts in an aggregate amount of $57.0 million, most of which are either secured by mortgage of real property and equipment or guaranteed by a third party.
We had $8.2 million, $14.6 million and $182.5 million of long-term borrowings as of December 31, 2007, 2008 and 2009, respectively. In 2007, we obtained two long-term loans from the Agricultural Bank of China, which totaled RMB60.0 million ($8.2 million) and will expire on September 22, 2010 and October 31, 2010, respectively, and are secured by a pledge of production equipment of Trina China. In 2007 and 2008, the average interest rate for these term loans was 7.097% and 7.118% per annum, respectively. In 2008, we obtained a long-term loan from the Agricultural Bank of China, which totaled RMB40.0 million ($5.9 million) and will expire in January 2011 and is secured by a pledge of certain plants of Trina China. In 2008, the average interest rate for this term loan was 7.182% per annum. In 2009, we obtained a five-year credit facility of approximately $303.3 million with a syndicate of five PRC banks led by the Agricultural Bank of China and Bank of China. In 2009, the average interest rate for this term loan was 4.96% per annum.
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
In June 2009, we secured from Standard Chartered Bank (China) Limited credit facilities totaling approximately $57 million, consisting of trade financing and hedge products. The facilities are aimed to provide financial support to our raw material procurement and product sales while helping us mitigate foreign exchange risks associated with market volatilities.
In July 2009, we secured loans of approximately $80 million due on June 30, 2010 from a domestic bank to support our East Campus capacity expansion project. The loans were denominated in Euros, U.S. dollars and Renminbi and bore annual interest rates linked to LIBOR for Euros denominated loan and U.S. dollar denominated loan and the basic one-year borrowing rate of the People’s Bank of China for Renminbi denominated loan. These loans subsequently became part of a five-year syndicated loan facility we secured in September 2009 to support our East Campus capacity expansion project.
In September 2009, Trina China entered into a credit facility of approximately $303.3 million, consisting of RMB1,524.6 million Renminbi denominated loan and $80.0 million U.S. dollar denominated loan, with a syndicate of five PRC banks led by the Agricultural Bank of China and Bank of China. Approximately $269.2 million of the facility are designated solely for the expansion of our production capacity, with the remaining to be used to supplement working capital requirements once the capacity expansion is completed. The facility can be drawn down either in Renminbi or U.S. dollars. As of December 31, 2009, we had drawn down approximately $182.5 million under the facility. The remaining facility to supplement working capital requirements can only be drawn on or after the date of completion of capacity expansion. The weighted average interest rate for borrowings under the facility was 4.96% for the year ended December 31, 2009. Interest is payable quarterly or biannually in arrears for loans denominated in Renminbi and U.S. dollars, respectively. Interest rate applied for Renminbi-denominated borrowings is the same interest rate stipulated by Chinese central bank plus 10%. U.S.-dollar denominated borrowings are subject to the six-month London Interbank Offered Rate plus 3%. The facility is guaranteed by Trina and Mr. Jifan Gao, our chairman and chief executive officer, and his wife, Ms. Chunyan Wu, and is collateralized by the property, plant and equipment of the project and the related land-use right. Borrowings outstanding as of December 31, 2009 are payable on a biannual basis, commencing on October 27, 2011. For purposes of the expansion, we are required to match draw-downs from the facility with an equal amount of cash from sources other than the facility. The terms of facility also contain financial covenants which, among other things, require us to maintain a debt-asset ratio of no more than 0.60, a net profit ratio of not less than zero percent and an interest coverage ratio of greater than 2.
In January 2010, Trina Solar (Luxembourg) S.à.r.l., or Trina Luxembourg, one of our wholly-owned subsidiaries, entered into a 15-year credit facility with China Development Bank under which Trina Luxembourg can draw down up to €100 million within one year commencing in March 2010. The facility will expire in March 2025. The interest rate for borrowings drawn under this facility is the six-month Euro Interbank Offered Rate plus 3%. The repayment of the credit facility is guaranteed by Trina China. Trina Luxembourg can only use the proceeds of a draw down to finance its business activities associated with certain downstream projects in Europe. We are required to obtain approval from the lender if Trina Luxembourg or Trina China disposes its assets or provides guarantees with a significant amount.

Capital Expenditures
We had capital expenditures of $124.4 million, $165.4 million and $136.5 million in 2007, 2008 and 2009, respectively. Our capital expenditures were used primarily to purchase equipment for the production of ingots, wafers, cells and modules. We expect our capital expenditures to increase in the future as we expand our solar module business. We estimate that our capital expenditures in 2010 will be approximately $200.0 million for manufacturing capacity expansion. As of December 31, 2009, we had an annual manufacturing capacity of ingots and wafers of approximately 500 MW and cells and modules of approximately 600 MW. We plan to increase our annual manufacturing capacity of ingots and wafers to approximately 700 MW and cells and modules to between approximately 850 MW to 950 MW by the end of 2010. The specific increase will be based on market visibility in both customer demand and the commercial lending environment to finance PV system installations in our respective sales markets. We are implementing a strategy to focus on preserving cash, which includes reducing costs and reviewing and taking a prudent approach to our capital expansion plan. Accordingly, we cannot assure you that we will not revise our capacity expansion plan after we finalize our review.
Recent Accounting Pronouncements
In June 2009, the FASB issued ASC 810-10, “Consolidation —Overall” (previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). This accounting standard eliminates exceptions of the previously issued pronouncement to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard will be effective for our fiscal year beginning January 1, 2010. We are currently assessing the potential impacts, if any, on our consolidated financial statements
In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures (Topic 820) —Measuring Liabilities at Fair Value”. ASU 2009-05 amends ASC 820-10, “Fair Value Measurements and Disclosures— Overall”, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted. We adopted ASU 2009-05 on January 1, 2010.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605)— Multiple- Deliverable Revenue Arrangements” (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the impact of adoption of this accounting principle on our consolidated financial statements.
In October 2009, the FASB issued ASU 2009-15, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing,” which clarifies that share lending arrangements that are executed in connection with convertible debt offerings or other financings should be measured at fair value and recognized as a debt issuance cost and be amortized using the effective interest method over the life of the financing arrangement as interest cost. In addition, ASU 2009-15 states that the loaned shares should be excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the common and diluted earnings per share calculation. ASU 2009-15 is effective for all arrangements outstanding as of the fiscal year beginning on or after December 15, 2009, (effective January 1, 2010 for us) and retrospective application is required for all periods presented. In addition, ASU 2009-15 is effective for arrangements entered into on or after the beginning of the first reporting period that begins on or after June 15, 2009. We have evaluated the provisions of ASU 2009-15 and determined that it will record additional debt issuance costs at issuance of $4.07 million related to ADSs borrowed by an affiliate of Credit Suisse Securities (USA) LLC, one of the joint bookrunners of the notes offering. Such costs will be amortized over the life of the convertible notes and will result in an adjustment of $1.98 million to beginning retained earnings on January 1, 2010.
In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets,” which formally codifies FASB Statement No. 166, “Accounting for Transfers of Financial Assets,” into the ASC, issued by the FASB in June 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The amendments in ASU 2009-16 eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of ASU 2009-16 should be applied to transfers that occur on or after the effective date. Early application is not permitted. We are currently evaluating the impact of adoption of this accounting principle on our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) —Improving Disclosures about Fair Value Measurements”. ASU 2010-06 amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. We are currently evaluating the impact of adoption of this accounting principle on our consolidated financial statements.
C. Research and Development
We focus our research and development efforts towards improving our ingot, wafer, solar cell and solar module manufacturing capabilities. We seek to reduce manufacturing costs and improve the performance of our products. As of December 31, 2009, we had a total of 264 employees involved in our research and development activities. Among them, 48 employees are under our technology development department and are dedicated to research and development. We also have a team of 216 employees under our engineering department and responsible for manufacturing technology development and further fine-tuning our production processes.
Our research and development department is divided into teams responsible for research in each stage of the solar power product value chain, such as ingot, wafer, solar cell and module production and system integration. We also have a technology committee, which meets regularly to review current development progress and identify new research and development areas. Our technology committee is spearheaded by our senior management and is comprised of both our employees and external solar energy experts.
Our research and development efforts will be further enhanced by our plan to establish a R&D Laboratory in the PV Park, a research and development center that focuses on developing PV technologies, including utilization of alternative materials, increasing cell conversion efficiencies and conducting assembly and system research, and to conduct technology exchanges with PV experts from world leading companies, research institutes and emerging technology companies. We are one of the two solar companies in China commissioned by the PRC government to establish and operate research and development centers.

Our research efforts are currently focused on four main product areas, namely ingots, wafers, solar cells and solar modules. We focus on improving cell efficiency and reducing our production costs by enhancing manufacturing yields, which enable us to deliver higher-efficiency products at a lower cost. Our research and development efforts range from leveraging on declining raw material costs to optimize silicon feedstock mix to enhancing the quality of our solar wafers and refining ingot growing and wafer slicing processes. In the fourth quarter of 2009, our average silicon usage was approximately 6.0 grams per watt, compared to approximately 6.3 grams per watt in the fourth quarter of 2008.
Currently, we slice monocrystalline and multicrystalline wafers to a 180 micron thickness, while maintaining a low breakage rate.
For the assembly of modules, our research and development team works closely with our manufacturing team and customers to improve our solar module and system designs. We have designed products with specific applications. We have developed a variety of PV solar power product applications based on our existing monocrystalline and multicrystalline technologies. These products include architecturally-friendly modules of different colors, shapes and sizes, such as black modules, square modules and large-size modules, and crystalline-based BIPV roof products currently in advanced prototype stage.
We have invested significantly in research and development of solar cell technology in order to achieve high conversion efficiency rates required for our advanced solar cells and modules. We achieved conversion efficiencies of up to 18.8% in monocrystalline solar cells and 17.5% in multicrystalline solar cells in 2009 on a test production line basis, and plan to increase the efficiencies to up to 18.0% in multicrystalline solar cells and up to 19.5% in monocrystalline solar cells on a test production line basis by the end of 2010. We have a team of 15 employees dedicated to the development and implementation of this process technology. We also plan to make additional efforts to realize the technical and cost synergies of having in-house vertically integrated manufacturing capabilities.
In each of the three years ended December 31, 2007, 2008 and 2009, our research and development expenditures were $2.8 million, $3.0 million and $5.4 million, representing 0.9%, 0.4% and 0.6% of our total revenues for 2007, 2008 and 2009, respectively. We will continue to expand and promote innovation in our process technologies of manufacturing ingots, wafers, cells and PV modules. Accordingly, we expect our research and development expenses to increase as we hire additional research and development personnel and advance our research and development projects.
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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

F. Contractual Obligations and Commercial Commitments
The following table sets forth our contractual obligations and commercial commitments whether capital commitment shall be inclusive as of December 31, 2009:

	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in thousands)
Long-term borrowings(1)	$182,516	—	$65,239	$117,277	—
Purchase obligations(2)	4,826,930	595,382	1,144,300	1,007,053	2,080,195
Convertible senior notes(3)	143,637	5,520	138,117	—	—
Other long-term liabilities reflected on our balance sheet(4)	38,433	—	17,410	—	21,023

Total	$5,191,516	$600,902	$1,365,066	$1,124,330	$2,101,218

(1)	Includes interests that are derived using an average rate of 4.96% per annum for long-term borrowings.

(2)	Consists of raw material and equipment purchase commitments and operating lease commitments.

(3)	Includes interests that are derived using the coupon rate of 4% per annum for convertible senior notes. The convertible senior notes will mature on July 15, 2013 and the holders may require us to early redeem the convertible senior notes on July 15, 2011.

(4)	Consists of accrued warranty costs for solar modules.
In addition to the contractual obligations and commercial commitments set forth above, we entered into short-term borrowings in the aggregate amount of $8.0 million in the first quarter of 2010. As of February 28, 2010, $275.4 million in short-term borrowings and $296.4 million in long-term borrowings were outstanding.
Since December 31, 2009, we have entered into substantial commitments for future purchases of raw materials, including reclaimable silicon raw materials and polysilicon. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview—Availability and Price of Reclaimable Silicon Raw Materials and Polysilicon” and “Item 4. Information on the Company—Business Overview—Silicon Raw Material Supplies” for more information about our future commitments to purchase raw materials.
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
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jifan Gao	45	Chairman and Chief Executive Officer
Sean Hsiyuan Tzou	52	Director and Chief Operating Officer
Liping Qiu	45	Director
Jerome Corcoran	60	Independent Director
Junfeng Li	53	Independent Director
Peter Mak	48	Independent Director
Qian Zhao	41	Independent Director
Terry Wang	50	Chief Financial Officer
Suping Chen	44	Vice President of Manufacturing, East Campus
Benjamin Hill	39	Vice President of Sales and Marketing (Europe)
Qiang Huang	36	Vice President of Technology
Chen Chung Yu	44	Vice President of Manufacturing
Yu Zhu	35	Vice President of Project Development
Diming Qiu	69	Head of Technology Committee

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
Mr. Peter Mak has been an independent director and audit committee chairman of our company since December 18, 2006. Mr. Mak is the managing director of Venfund Investment, a Shenzhen based mid-market M&A investment banking firm specializing in cross-border mergers and acquisitions, corporate restructuring, capital raising and international financial advisory services for Chinese privately-owned clients, which he co-founded in late 2001. Prior to that, Mr. Mak spent 17 years at Arthur Andersen Worldwide where he was a firm partner and served as the managing partner of Arthur Andersen Southern China in his last position with the firm. Mr. Mak also serves as an independent non-executive director and audit committee chairman of China GrenTech Corp. Ltd., Dragon Pharmaceutical Inc. and China Security & Surveillance Technology, Inc., all listed in the U.S.; Shenzhen Fiyata Holdings Ltd., a company listed in China; and Huabao International Holdings Ltd., China Dongxiang (Group) Co., Ltd., Pou Sheng International (Holdings) Limited, Real Gold Mining Limited and 361 Degrees International Limited, all listed on the Hong Kong Stock Exchange. Mr. Mak is also the non-executive director of Bright World Precision Machinery Ltd., a company listed in the Republic of Singapore. Mr. Mak is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He received his accounting degree from the Hong Kong Polytechnic University in 1985.

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
Mr. Benjamin Hill joined us as a director sales and marketing (Europe) in April 2009 and has been our vice president of sales and marketing (Europe) since September 2009. Prior to joining us, he worked with BP Solar for over ten years. He was previously a sales director of Europe, Africa and the Middle East from September 1998 to January 2003, a regional director of North Europe from January 2003 to November 2005, a European sales director from November 2005 to July 2007 and a general manager (Performance Unit Leader South Europe) from July 2007 to April 2009. From August 1986 to August 1998, he worked with Hiltec Solar Ltd., Nestec Ltd. and Sollatek Ltd. (UK). Mr. Hill has more than 20 years of experience in managing business development in the PV industry.

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
Mr. Yu Zhu has been our vice president of project development since January 2010. Previously, he has served as our vice president of business development from September 2008 to January 2010, and as our vice president of procurement from May 2006 to September 2008. From September 2005 to May 2006, he served as the head of our U.S. representative office. Prior to joining us, Mr. Zhu was the founder and the president of Country Road US Co. Ltd., a wireless internet communications company in Nanjing, China, from 2002 to 2005. From 1998 to 2002, he worked at IBM as the global training leader and as a software engineer. Mr. Zhu received his bachelor’s degree in engineering from the University of Virginia in 1997.
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
B. Compensation of Directors and Executive Officers
Compensation of Directors and Executive Officers
For the year ended December 31, 2009, the aggregate cash compensation that we paid to directors and executive officers was $2.9 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with us. Our directors and executive officers have also been paid pursuant to the share incentive plan in the form of restricted shares and share options.

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
Restricted Shares
As of March 11, 2010, our directors, officers, employees and consultants hold an aggregate of 43,286,280 restricted shares in our company. The following paragraphs describe the principal terms of our restricted shares.
Restricted Share Award Agreement. Restricted shares issued under our share incentive plan will be evidenced by a restricted share award agreement that contains, among other things, provisions concerning the purchase price for the shares, if any, vesting and repurchase by us upon termination of employment or consulting arrangement, as determined by our compensation committee.
  Vesting Schedule. Restricted shares granted under our share incentive plan vest over a five-year period following a specified grant date, with the exception of restricted shares granted to our independent directors, which vest over a three-year period. Subject to certain exceptions, our restricted share vest on a yearly basis. For restricted shares granted prior to April 11, 2008, typically, twenty percent of the restricted shares shall vest at the first anniversary of the grant date and the remaining eighty percent shall vest at the second, third, fourth and fifth anniversary of the grant date. For restricted shares granted on or after April 11, 2008, 15%, 15%, 20%, 25% and 25% of the restricted shares, typically, shall vest at the first, second, third, fourth and fifth anniversary of the grant date, respectively. These vesting schedules are subject to the grantee continuing to be an employee on each vesting date. Restricted shares also fully vest upon termination of service due to death or disability.
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

The following table summarizes, as of March 11, 2010, the outstanding restricted shares held by our directors and executive officers and other individuals as a group pursuant to the share incentive plan.

Purchase
Directors and	Restricted	Price		End of Vesting
Executive Officers	Shares Held	($ per share)	Date of Grant	Period
Jifan Gao	*	0.00001	April 11, 2008/	April 11, 2013/
			May 14, 2009	May 14, 2014
Sean Hsiyuan Tzou	*	0.00001	August 15, 2007/	August 15, 2012/
			April 11, 2008/	April 11, 2013/
			May 14, 2009	May 14, 2014/
			November 20, 2009	January 1, 2011
Jerome Corcoran	*	0.00001	January 1, 2007/	January 1, 2010/
			October 1, 2007/	January 1, 2010/
			January 1, 2010	January 1, 2013
Junfeng Li	*	0.00001	November 9, 2007	November 9, 2010
Peter Mak	*	0.00001	January 1, 2007/	January 1, 2010/
			October 1, 2007/	January 2, 2010/
			January 1, 2010	January 1, 2013
Liping Qiu	*	0.00001	July 24, 2006/	July 24, 2009/
			July 7, 2008	July 7, 2011
Qian Zhao	*	0.00001	October 1, 2007	May 18, 2010
Terry Wang	*	0.00001	January 28, 2008/	January 28, 2013/
			May 14, 2009/	May 14, 2014/
			November 20, 2009	January 1, 2011
Suping Chen	*	0.00001	November 1, 2008/	November 1, 2013/
			May 14, 2009	May 14, 2014
Benjamin Hill	*	0.00001	May 1, 2009	May 1, 2014
Qiang Huang	*	0.00001	November 1, 2008/	November 1, 2013/
			May 14, 2009	May 14, 2014
Chen Chung Yu	*	0.00001	August 15, 2007/	August 15, 2012/
			April 11, 2008/	April 11, 2013/
			May 14, 2009/	May 14, 2014/
			October 1, 2009	October 1, 2012
Yu Zhu	*	0.00001	July 24, 2006/	July 24, 2011/
			April 11, 2008/	April 11, 2013/
			May 14, 2009	May 14, 2014
Diming Qiu	*	0.00001	July 24, 2006/	July 24, 2011/
			April 11, 2008/	April 11, 2013/
			May 14, 2009	May 14, 2014
Directors and executive officers as a group	19,486,582
Other individuals	6,628,396/	0.00001	July 24, 2006/	July 24, 2011/
as a group	20,000/		January 1, 2007/	January 1, 2012/
	600,000/		August 15, 2007/	August 15, 2012/
	1,740,000/		October 1, 2007/	October 1, 2012/
	1,440,000/		January 1, 2008/	January 1, 2013/
	787,415/		March 2, 2008/	March 2, 2013/
	255,000/		March 18, 2008/	March 18, 2013/
	160,000/		April 1, 2008/	April 1, 2013/
	1,693,994/		April 11, 2008/	April 11, 2013/
	170,000/		May 23, 2008/	May 23, 2013/
	170,000/		September 1, 2008/	September 1, 2013/
	425,000/		December 1, 2008/	December 1, 2013/
	500,000/		April 1, 2009/	April 1, 2014/
	3,709,893/		May 14, 2009/	May 14, 2014/
	500,000/		May 15, 2009/	May 15, 2014/
	500,000/		July 1, 2009/	July 1, 2014/
	500,000/		October 1, 2009/	October 1, 2014/
	500,000/		November 1, 2009/	November 1, 2014/
	500,000/		December 1, 2009/	December 1, 2014/
	1,000,000/		February 1, 2010/	February 1, 2015/
	2,000,000		March 1, 2010	March 1, 2015

*	Upon vesting of all restricted shares, would beneficially own 1% or less of our ordinary shares.

Share Options
As of March 11, 2010, our directors, officers, employees and consultants hold an aggregate of 23,189,855 options in our Company. The following paragraphs describe the principal terms of our options.
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

The following table summarizes, as of March 11, 2010, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan.

	Ordinary
	Shares
	Underlying	Exercise
	Outstanding	Price
Directors and Executive Officers	Options	($ per ADS)	Date of Grant	Final Expiration Date
Jifan Gao	*	16.275	April 11, 2008/	April 11, 2011/
		7.42	May 14, 2009	May 14, 2012
Sean Hsiyuan Tzou	*	16.275	April 11, 2008/	April 11, 2011/
		7.42	May 14, 2009	May 14, 2012
Jerome Corcoran	—	—	—	—
Junfeng Li	—	—	—	—
Peter Mak	—	—	—	—
Liping Qiu	—	—	—	—
Qian Zhao	—	—	—	—
Terry Wang	*	21.71	January 28, 2008/	January 28, 2011/
		7.42	May 14, 2009	May 14, 2012
Suping Chen	*	7.42	May 14, 2009	May 14, 2012
Benjamin Hill	—	—	—	—
Qiang Huang	*	7.42	May 14, 2009	May 14, 2012
Chen Chung Yu	*	16.275	April 11, 2008/	April 11, 2011/
		7.42	May 14, 2009	May 14, 2012
Yu Zhu	*	16.275	April 11, 2008/	April 11, 2011/
		7.42	May 14, 2009	May 14, 2012
Diming Qiu	*	16.275	April 11, 2008/	April 11, 2011/
		7.42	May 14, 2009	May 14, 2012

Directors and executive officers as a group	11,501,354
Other individuals as a group	376,851/	17.07/	March 2, 2008/	March 2, 2011/
	3,783,544/	16.275	April 11, 2008/	April 11, 2011/
	7,528,106	7.42	May 14, 2009	May 14, 2012

*	Upon exercise of all share options, would beneficially own 1% or less of our ordinary shares.
C. Board Practices
Board of Directors
Our board of directors consists of seven directors. Our directors are elected by the holders of our ordinary shares. At each annual general meeting, one-third of our directors are subject to re-election. The directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and does not offer himself for re-election. Any other directors to retire will be those of the other directors who are longest in office since their last re-election or appointment, or by lot should they be of the same seniority. Our directors have the power to appoint a director to fill a vacancy on our board or as an addition to the existing board. Any director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for re-election. In September 2009, Mr. Jerome Corcoran and Mr. Peter Mak were re-elected as directors by our shareholders during the annual general meeting. A director may be removed by ordinary resolution passed by our shareholders before the expiration of such director’s term. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or pledged as security for any obligation of our company or of any third party.

Committees of the Board of Directors
We have three committees under the board of directors: an audit committee, a compensation committee and a corporate governance and nominating committee. We have adopted a charter for each of the three committees.
Audit Committee
Our audit committee consists of Mr. Jerome Corcoran, Mr. Peter Mak and Mr. Qian Zhao. Mr. Corcoran, Mr. Mak and Mr. Zhao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Each of Mr. Jerome Corcoran and Mr. Peter Mak qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:
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
In 2009, our audit committee held meetings or passed resolutions by unanimous written consent six times.
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

In 2009, our compensation committee held meetings or passed resolutions by unanimous written consent four times.
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
In 2009, our corporate governance and nominating committee held one meeting.
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
D. Employees
We had 3,487, 4,604 and 7,891 employees as of December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, we had 7,891 full-time employees, including 7,421 in manufacturing, 48 in research and development, 52 in sales and marketing and 370 in administration.
From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities. We plan to hire additional employees as we expand.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our shares as of March 11, 2010 by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our shares.

Ordinary Shares
Beneficially Owned(1)(2)%
Directors and Executive Officers:
Jifan Gao(3)	245,403,108	7.03
Sean Hsiyuan Tzou	*	*
Liping Qiu	*	*
Jerome Corcoran	*	*
Junfeng Li	*	*
Peter Mak	*	*
Qian Zhao	*	*
Terry Wang	*	*
Suping Chen	*	*
Benjamin Hill	*	*
Qiang Huang	*	*
Cheng Chung Yu	*	*
Yu Zhu	*	*
Diming Qiu	*	*
All Directors and Executive Officers as a Group(4)	250,899,621	7.18

Principal Shareholders:
Wonder World Limited(5)	242,587,083	6.94

*	The person beneficially owns less than 1% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 3,493,062,191 ordinary shares, being the number of shares outstanding as of March 11, 2010.

(3)	Includes 143,250 ordinary shares converted from restricted shares, 242,587,083 ordinary shares held by Wonder World Limited, a Cayman Islands company wholly owned by The Gao Trust, of which Mr. Gao is the settler and the sole member of the management committee, 2,672,775 ordinary shares held by Ms. Chunyan Wu. Mr. Gao’s business address is No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

(4)	The business address of directors and officers is No. 2, Tian He Road, Electronics Park, New District, Changzhou Jiangsu 213031, People’s Republic of China.

(5)	Wonder World Limited is a company incorporated in the Cayman Islands and wholly owned by The Gao Trust. The management committee of The Gao Trust consists of the settlor, Mr. Jifan Gao. The trustee of The Gao Trust is Merrill Lynch Bank and Trust Company (Cayman) Limited. Mr. Gao’s business address is No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.
As of March 11, 2010, 3,493,062,191 of our ordinary shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that 3,084,984,800 ordinary shares, or approximately 88.32% of our issued and outstanding shares, were held by the record shareholders in the United States, represented by 61,699,696 ADSs held of record by The Bank of New York Mellon, the depositary of our ADS program.
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
As of December 31, 2007, 2008 and 2009, amounts due from related parties were $613,925, nil and nil, respectively. The amounts due from related parties in 2007 include prepayments to Changzhou Youze S&T Co., Ltd., a company controlled by Mr. Weizhong Wu, the brother-in-law of Mr. Jifan Gao, for purchase of wafers.
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
Some of our short-term loans are guaranteed by unrelated parties. A guarantee by an unrelated party is in turn guaranteed by related parties in an arrangement called “counter-guarantee.” In May 2006, Changzhou Hengtai Investment Guarantee Co., Ltd. provided a guarantee for our short-term borrowings of RMB30.0 million ($4.4 million). In June 2006, Changzhou Hengtai Investment Guarantee Co., Ltd. provided guarantees for our short-term borrowings of RMB50.0 million ($7.3 million) and RMB10.0 million ($1.5 million), which were fully repaid. In October 2006, Changzhou Hengtai Investment Guarantee Co., Ltd. provided a guarantee for our short-term borrowings of RMB50.0 million ($7.3 million). The “counter-guarantee” arrangement terminated in March 2007. In January 2008, Changzhou Hengtai Investment Guarantee Co., Ltd. provided a guarantee up to RMB90.0 million ($13.2 million) for our borrowings under a revolving credit facility agreement with Bank of China, which expired on August 15, 2008. Mr. Jifan Gao and Ms. Chunyan Wu, wife of Mr. Jifan Gao, jointly provided a counter-guarantee against the guarantee.

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
Currently, Mr. Canfang Liu is not our related party. As of the date of this annual report, no loans were guaranteed or counter-guaranteed by our related parties.
In September 2009, we entered into a five-year credit of approximately $303.3 million with a syndicate of five PRC banks led by the Agricultural Bank of China and Bank of China. Mr. Jifan Gao and Ms. Chunyan Wu jointly provided a guarantee for this facility. As of December 31, 2009, we had drawn down approximately $182.5 million under the facility.
Purchase Contract
In 2007, 2008 and 2009, Trina China entered into wafer purchase contracts for a total price of RMB905,520 and RMB79.4 million and RMB37.0 million ($5.4 million), respectively, with Changzhou Youze S&T Co., Ltd. The purchase price was determined based on the current market price, and the transaction was approved by our audit committee.
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
Legal and Administrative Proceedings
In January 2009, we received a notice of arbitration from Kobe Precision Inc., one of our polysilicon suppliers, alleging that we breached the terms of an agreement dated August 21, 2008, for the purchase of silicon wafers. Under the terms of the purchase agreement, the dispute was submitted for resolution through arbitration before the American Arbitration Association. On August 21, 2009, the arbitration panel found in favor of Kobe Precision Inc. and awarded it a sum of $952,500. As of the date of this annual report, we have paid Kobe Precision Inc. the award in full.
Other than as described above, we are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.
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
Item 9. The Offer and Listing
A. Offering and Listing Details.
Our ADSs are listed on the New York Stock Exchange under the symbol “TSL.” From December 19, 2006 to January 19, 2010, each of ADSs represented 100 ordinary shares. Effective on January 19, 2010, we reduced this ratio to 50 ordinary shares to one ADS. All ADS trading prices on the New York Stock Exchange set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS to ordinary shares ratio of 50 ordinary shares to one ADS. For the period from December 19, 2006 to March 16, 2010, the trading price of our ADSs on the New York Stock Exchange has ranged from $2.86 to $35.43 per ADS.
The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for (1) year 2006 (from December 19, 2006), year 2007, year 2008 and year 2009, (2) each of the four quarters of 2008 and 2009 and (3) each of the past six months of our ADSs’ trading history.

	Sales Price
	High	Low
Annual High and Low
2006 (from December 19, 2006)	$10.14	$9.45
2007	35.43	9.04
2008	27.51	2.86
2009	27.79	2.98

Quarterly High and Low
First Quarter 2008	27.51	13.94
Second Quarter 2008	25.57	15.32
Third Quarter 2008	16.98	11.26
Fourth Quarter 2008	12.06	2.86
First Quarter 2009	6.16	2.98
Second Quarter 2009	13.77	5.46
Third Quarter 2009	17.79	10.64
Fourth Quarter 2009	27.79	14.79

Monthly High and Low
September 2009	17.79	12.18
October 2009	18.30	14.79
November 2009	23.29	17.10
December 2009	27.79	23.61
January 2010	30.78	20.93
February 2010	26.75	19.53
March 2010 (through March 16, 2010)	24.95	22.15

B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing 50 ordinary shares, have been listed on the New York Stock Exchange since December 19, 2006 under the symbol “TSL.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, which is referred to as the “Companies Law” below, insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our memorandum and articles of association.
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
Board of Directors
See “Item 6.C. Board Practices—Board of Directors.”
Ordinary Shares
On September 1, 2009, our shareholders approved to amend the memorandum of association to increase our authorized share capital. As of the date of this annual report, our authorized share capital is $730,000 divided into 73,000,000,000 shares of nominal or par value of $0.00001 each. The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.
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
Designations and Classes of Shares. All of our issued shares upon the closing of this offering will be ordinary shares. Our articles provide that our authorized unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board may in its absolute discretion determine, but so that no shares shall be issued at discount. In particular, our board of directors is empowered to authorize from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series, but not below the number of shares of any class or series of preferred shares then outstanding.

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
The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks;
•	financial institutions;
•	insurance companies;
•	broker dealers;
•	regulated investment companies and real estate investment trusts;
•	traders that elect to mark to market;
•	tax-exempt entities;
•	persons liable for alternative minimum tax;

•	persons holding notes, ADSs or ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;
•	persons whose functional currency is not the U.S. dollar;
•	persons that actually or constructively own 10% or more of our voting shares;
•	persons who acquired notes, ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration; or
•	persons holding notes, ADSs or ordinary shares through partnerships or other pass-through entities for U.S. federal income tax purposes.
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
Disposition of Notes
Except as provided below under “Conversion of Notes,” and subject to the passive foreign investment company rules discussed below under “Taxation of ADSs and Ordinary Shares—Passive Foreign Investment Company,” a U.S. Holder will recognize gain or loss on the sale, exchange, redemption, repurchase or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less any amount attributable to accrued but unpaid interest not previously included income, which will be taxable as such) and the U.S. Holder’s tax basis in the note. A U.S. Holder’s tax basis in a note initially will be the U.S. Holder’s cost therefor, and will be increased by amounts included in income by the U.S. Holder under the rules governing market discount, discussed below, and will be decreased by the amount of any amortized premium, discussed below, and any principal payments received by such holder. Subject to the discussion of market discount, below, the gain or loss on a disposition of a note by a U.S. Holder generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year. The net amount of long-term capital gain recognized by a non-corporate U.S. Holder, including an individual U.S. Holder, is eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source income or loss (in the case of losses, subject to certain limitations).
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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding tax) generally will be included in your gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under IRS authority, ADSs will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs. Based on existing guidance, it is not entirely clear whether dividends that you receive with respect to our ordinary shares will be taxed as qualified dividend income, because our ordinary shares are not themselves listed on a U.S. exchange. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market. If we are treated as a PRC tax resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The dividends we receive from our PRC subsidiaries and our global income may be subject to PRC tax under the new EIT law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC “resident enterprise.” You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. Dividends paid on our ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Subject to certain conditions and limitations, any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.
To the extent, if any, the amount of any such distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the ADSs or ordinary shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or ordinary shares) and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution generally will be treated (and reported) as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Disposition of ADSs or Ordinary Shares
Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source income or loss (in the case of losses, subject to certain limitations). However, in the event we are deemed to be a PRC resident enterprise under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gain as PRC source income for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.
Passive Foreign Investment Company
We believe that for our taxable year ending December 31, 2009 we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, and we do not expect to become one in the future, although there can be no assurance in that regard and no ruling from the IRS or opinion of counsel has or will be sought with respect to our status as a PFIC. A non-U.S. corporation is considered a PFIC for any taxable year if either:
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
We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status may depend in large part on the market price of our ADSs and ordinary shares which may fluctuate considerably. Accordingly, fluctuations in the market price of our ADSs and ordinary shares may result in our being a PFIC for any year. In addition, the composition of our income and assets is affected by how, and how quickly, we spend the cash we raise in any offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares.

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
Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares for which a mark-to-market election was made, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares for which a mark-to-market election was made, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

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
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We have previously filed with the Commission our registration statements on Form F-1 (File Number 333-139144 and File Number 333-142970), as amended, and registration statements on From F-3 (File Number 333-152333 and File Number 333-160826).

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
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
In accordance with the New York Stock Exchange Rules 203.01, we will post this annual report on Form 20-F on our website http://www.trinasolar.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.
I. Subsidiary Information
For a listing of our subsidiaries, see “Item 4C. Information on the Company—Organizational Structure”.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Inflation
According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 4.8% in 2007, 5.9% in 2008 and -0.7% in 2009. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

Foreign Exchange Risk
Transaction Risk
Most of our sales are currently denominated in U.S. dollars and Euros, with the remainder in Renminbi, while a substantial portion of our costs and expenses is denominated in U.S. dollars, with the remainder in Renminbi. Therefore, fluctuations in currency exchange rates could have an adverse impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly among the U.S. dollars, Renminbi and Euros, affect our gross and net profit margins and could result in foreign exchange and operating losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2007, 2008 and 2009, we held $72.3 million, $105.2 million and $288.0 million in accounts receivable, respectively, most of which were denominated in U.S. dollars and Euros. Had we converted all of our accounts receivable as of either date into Renminbi at an exchange rate of RMB6.8259 for $1.00, the exchange rate as of December 31, 2009, our accounts receivable would have been RMB493.7 million, RMB718.0 million and RMB1,965.9 million as of December 31, 2007, 2008 and 2009, respectively. Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB6.1433, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB444.3 million, RMB646.2 million and RMB1,769.3 million in accounts receivable as of December 31, 2007, 2008 and 2009, respectively. These amounts would therefore reflect a theoretical loss of RMB49.4 million, RMB71.8 million and RMB196.6 million for our accounts receivable as of December 31, 2007, 2008 and 2009, respectively. This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.
In addition, Renminbi is not a freely convertible currency. The SAFE controls the conversion of Renminbi to foreign currencies. The value of the Renminbi is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. Our cash and cash equivalents and restricted cash denominated in Renminbi amounted to $15.7 million, $71.9 million and $125.6 million as of December 31, 2007, 2008 and 2009, respectively.
Foreign Currency Translation Risk
We are subject to foreign currency translation risk. The U.S. dollar is our functional and reporting currency. Monetary assets and liabilities denominated in currencies other than the U.S. dollars are translated into U.S. dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the U.S. dollar during the year are converted into U.S. dollars at the applicable rates of exchange prevailing at the beginning of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.
Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. We recorded these exchange gains and losses in the statements of operations. Appreciation of the RMB in 2007 against those currencies used in transactions during 2007 resulted in our recording of an exchange loss of $2.0 million. In 2008, we had a foreign exchange loss of $11.8 million. As some of our sales contracts were denominated in Euros, the depreciation of the Euro against the U.S. dollar, as well as appreciation of the Renminbi against the U.S. dollar in 2008 resulted in our recording of a large exchange loss in 2008.

Prior to January 1, 2008, the financial records of Trina China, our principal operating subsidiary in the PRC, were maintained in Renminbi. To respond to the significant changes in economic facts and circumstances, Trina China changed its functional currency from RMB to the U.S. dollar, effective January 1, 2008.
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
Starting from October 2008, we have entered into a series of foreign currency forward contracts with commercial banks, to hedge our exposure to foreign currency exchange risk. As of December 31, 2009, we had foreign currency forward contracts with a total contract value of approximately €137.0 million ($196.6 million). We do not use foreign currency forward contracts to hedge all of our foreign currency denominated commitments. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. As at December 31, 2009, we recorded a change in fair value of forward foreign currency exchange contracts of $1.6 million, which was included in the line item “Gain (loss) on change in fair value of derivative” in the consolidated statements of operations. The estimated fair value of forward foreign currency exchange contracts is based on the estimated amount at which they could be settled based on forward market exchange rates. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations.

Interest Rate Risk
Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates. If market interest rates for short-term demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average applicable interest rate for our short-term demand deposits would result in an increase of approximately $0.2 million in interest income from the assumed average cash and cash equivalent balance in 2009. We may use derivative financial instruments, such as interest rate swaps, to mitigate potential risks of interest expense increases due to changes in market interest rates.
Item 12. Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
According to our Deposit Agreement with our ADS depositary, The Bank of New York Mellon, the depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares
must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; or

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); or

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
The fees described above may be amended from time to time.
The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2009, we did not receive any payments from the depository or any reimbursement relating to the ADS facility.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged except for the changes disclosed below.
In June 2007, we completed our follow-on public offering of ADSs sold by us and certain selling shareholders. In this follow-on public offering, we issued and sold 360,001,600 ordinary shares, in the form of ADSs, at $45.00 per ADS on June 6, 2007. The aggregate price of the offering amount registered and sold was approximately $243.3 million, of which we received net proceeds of approximately $154.3 million. We did not receive any of the proceeds from the sale of ADSs by the selling shareholders. We have used all of the proceeds from this follow-on public offering indicated in the prospectus for such offering.

In July 2008, we completed our public offerings of $138 million aggregate principal amount of convertible senior notes due 2013 and 4,073,194 ADSs, which were borrowed by an affiliate of Credit Suisse Securities (USA) LLC, one of the joint bookrunners of the notes offering. The notes sold include $18 million aggregate principal amount of notes issued due to the underwriters’ exercise in full of their over-allotment option. The sale of the borrowed ADSs was intended to facilitate privately negotiated transactions or short sales by which investors in the notes will hedge their investment in the notes. The ADS borrower will be required to return the borrowed ADSs pursuant to the ADS lending agreement by the scheduled maturity date of the notes in July 2013. We have used all of the proceeds from these public offerings indicated in the prospectus for such offerings.
In November 2008, we adopted a shareholder rights plan, or the Rights Plan. One ordinary share purchase right, or a Right, was distributed with respect to each ordinary share outstanding at the close of business on December 1, 2008. Subject to limited exceptions, these Rights entitle the holders to purchase ordinary shares from us at half of the market price at the time of purchase in the event that a person or group obtains ownership of 15% or more of our ordinary shares (including by acquisition of the ADSs representing an ownership interest in the ordinary shares) or enters into an acquisition transaction without the approval of our board of directors. The exercise price is set at $1.86 per Right to purchase ordinary shares, subject to adjustment when there is a trigger event. Our board of directors are entitled to redeem the Rights at $0.00001 per Right at any time before a person or group has acquired 15% or more of our voting securities.
In August 2009, we completed another follow-on public offering of our ADSs. In this follow-on public offering, we issued and sold 450,000,000 ordinary shares, in the form of ADSs, at $28.75 per ADS on July 28, 2009. On August 17, 2009, we issued and sold additional 67,500,000 ordinary shares, following the exercise in full by the underwriters of their over-allotment option. The aggregate price of the offering amount registered and sold was approximately $148.8 million, of which we received net proceeds of approximately $142.5 million. The net proceeds from this follow-on public offering were allocated as follows:
•	approximately $85 million for capacity expansion; and

•	the remaining amount for general corporate purposes.
In December 2009, our board of directors approved a change in the ratio of one ADS to 100 ordinary shares of our company to one ADS to 50 ordinary shares of our company. Each shareholder of record at the close of business on January 15, 2010 received one additional ADS on January 19, 2010 for every ADS held on the record date. There was no change to the rights and preferences of the underlying ordinary shares.
As of December 31, 2009, our cash resources amounted to $406.1 million, comprising of cash on hand and demand deposits.

Item 15. Controls and Procedures
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of the period covered by this annual report. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act , for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.
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
Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2009. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2009.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of internal control over financial reporting as of December 31, 2009 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2009. The attestation report issued by Deloitte Touche Tohmatsu CPA Ltd. can be found on page F-3 of this annual report.

Changes in Internal Controls
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
Each of Mr. Jerome Corcoran and Mr. Peter Mak qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Corcoran, Mr. Mak and Mr. Qian Zhao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act.
Item 16B. Code of Ethics
Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-139144) filed with the Securities and Exchange Commission on December 19, 2006 and posted the code on our website http://www.trinasolar.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.
Item 16C. Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2008	2009
Audit fees (1)	$1,150,000	$973,902
Audit-related fees(2)	$368,654	$151,103
Tax fees(3)	$96,501	$185,552
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2008 involve principally the issuance of a comfort letter, providing listing advice in connection with our public offering of convertible senior notes. Services comprising the fees disclosed under the category of “Audit-related fees” in 2009 involve principally the issuance of a comfort letter, providing listing advice in connection with our follow-on public offering.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

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
Item 18. Financial Statements
The consolidated financial statements of Trina, its subsidiaries and its variable interest entity are included at the end of this annual report.
Item 19. Exhibits

1.1	*	Amended and Restated Memorandum and Articles of Association of the Registrant
2.1		Registrant’s Form American Depositary Receipt (included in Exhibit 2.3)
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

4.1
Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file No. 333-157831) filed with the Securities and Exchange Commission on March 11, 2009)

4.2
Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.3
Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.4
Form of Tax Indemnification Agreement between the Registrant and Former Shareholders dated as of September 15, 2006 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.5
Form of Loan Agreement between Trina China and Bank of Communications (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.6
Form of Guarantee Agreement between the Guarantor and Bank of Communications for Long-term Loans (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.7
Form of Guarantee Agreement between the Guarantor and Bank of Communications for Short-term Loans (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.8
Form of Short-term Loan Agreement between Trina China and Agriculture Bank of China (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.9
Form of Guarantee Agreement between the Guarantor and Agriculture Bank of China for Short-term Loans (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.10
Form of Maximum Guarantee Agreement between Guarantors and Agriculture Bank of China for Short-term Loans (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.11
Form of Counter-guarantee Agreement between Guarantors and Changzhou City Hengtai Investment Co., Ltd. for Maximum Guarantee (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.12
Form of Security Agreement between Trina China and Changzhou City Hengtai Investment Co., Ltd. for Maximum Guarantee (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.13
Credit Line Agreement between Trina China and Bank of China dated August 28, 2007 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.14
Maximum Amount Guarantee between Bank of China and Changzhou City Hengtai Investment Co., Ltd., dated January 31, 2008 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.15
Counter-guarantee (Maximum Amount Guarantee Contract) between Jifan Gao and Changzhou City Hengtai Investment Guarantee Co., Ltd. dated January 28, 2008 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.16
Supply Contract and Distribution Agreement between Trina China and IBC SOLAR AG dated May 26, 2007 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.17
Equipment Supply Contract between Trina China and Meyer Burger AG dated May 30, 2007 and the amendment dated September 17, 2007 (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.18
Equipment Supply Contract between Trina China and Meyer Burger AG dated August 8, 2007 and the amendment dated September 17, 2007 (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.19
Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2008 (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.20
Supplemental Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 19, 2008 (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2009)

4.21
ADS Lending Agreement, dated July 17, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch, and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on July 23, 2008).

4.22
Standstill Agreement dated as of November 21, 2008 between the Registrant and Jifan Gao (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on November 21, 2008).

4.23	*†	Supplemental Polysilicon Supply Agreement II between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 24, 2009
4.24	*	Syndicated Loan Agreement among Trina China, Agricultural Bank of China and various parties mentioned therein dated September 28, 2009
4.25	*	Maximum Amount Property Mortgage Contract between Trina China and Agricultural Bank of China dated September 28, 2009
4.26	*	Letter of Guarantee and Undertaking entered into among Trina, Agricultural Bank of China and various parties mentioned therein dated September 28, 2009 (included in Exhibit 4.24)
4.27	*	Letter of Guarantee entered into among Jifan Gao, Chunyan Wu, Agricultural Bank of China and various parties mentioned therein dated September 28, 2009 (included in Exhibit 4.24)
8.1	*	Subsidiaries of the Registrant
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-139144) filed with the Securities and Exchange Commission on December 19, 2006)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed with this annual report on Form 20-F

†	Confidential treatment is being requested with respect to portions of this exhibit and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Trina Solar Limited
By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Chairman and Chief Executive Officer
Date: March 17, 2010

EXHIBIT INDEX

1.1	*	Amended and Restated Memorandum and Articles of Association of the Registrant
2.1		Registrant’s Form American Depositary Receipt (included in Exhibit 2.3)
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

4.1
Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-8 (file No. 333-157831) filed with the Securities and Exchange Commission on March 11, 2009)

4.2
Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.3
Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.4
Form of Tax Indemnification Agreement between the Registrant and Former Shareholders dated as of September 15, 2006 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.5
Form of Loan Agreement between Trina China and Bank of Communications (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.6
Form of Guarantee Agreement between the Guarantor and Bank of Communications for Long-term Loans (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.7
Form of Guarantee Agreement between the Guarantor and Bank of Communications for Short-term Loans (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.8
Form of Short-term Loan Agreement between Trina China and Agriculture Bank of China (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.9
Form of Guarantee Agreement between the Guarantor and Agriculture Bank of China for Short-term Loans (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.10
Form of Maximum Guarantee Agreement between Guarantors and Agriculture Bank of China for Short-term Loans (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.11
Form of Counter-guarantee Agreement between Guarantors and Changzhou City Hengtai Investment Co., Ltd. for Maximum Guarantee (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.12
Form of Security Agreement between Trina China and Changzhou City Hengtai Investment Co., Ltd. for Maximum Guarantee (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.13
Credit Line Agreement between Trina China and Bank of China dated August 28, 2007 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.14
Maximum Amount Guarantee between Bank of China and Changzhou City Hengtai Investment Co., Ltd., dated January 31, 2008 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.15
Counter-guarantee (Maximum Amount Guarantee Contract) between Jifan Gao and Changzhou City Hengtai Investment Guarantee Co., Ltd. dated January 28, 2008 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.16
Supply Contract and Distribution Agreement between Trina China and IBC SOLAR AG dated May 26, 2007 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.17
Equipment Supply Contract between Trina China and Meyer Burger AG dated May 30, 2007 and the amendment dated September 17, 2007 (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.18
Equipment Supply Contract between Trina China and Meyer Burger AG dated August 8, 2007 and the amendment dated September 17, 2007 (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.19
Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2008 (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.20
Supplemental Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 19, 2008 (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2009)

4.21
ADS Lending Agreement, dated July 17, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch, and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on July 23, 2008).

4.22
Standstill Agreement dated as of November 21, 2008 between the Registrant and Jifan Gao (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on November 21, 2008).

4.23	*†	Supplemental Polysilicon Supply Agreement II between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 24, 2009
4.24	*	Syndicated Loan Agreement among Trina China, Agricultural Bank of China and various parties mentioned therein dated September 28, 2009
4.25	*	Maximum Amount Property Mortgage Contract between Trina China and Agricultural Bank of China dated September 28, 2009
4.26	*	Letter of Guarantee and Undertaking entered into among Trina, Agricultural Bank of China and various parties mentioned therein dated September 28, 2009 (included in Exhibit 4.24)
4.27	*	Letter of Guarantee entered into among Jifan Gao, Chunyan Wu, Agricultural Bank of China and various parties mentioned therein dated September 28, 2009 (included in Exhibit 4.24)

8.1	*	Subsidiaries of the Registrant
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-139144) filed with the Securities and Exchange Commission on December 19, 2006)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

*	Filed with this annual report on Form 20-F

†	Confidential treatment is being requested with respect to portions of this exhibit and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

TRINA SOLAR LIMITED

TRINA SOLAR LIMITED
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Trina Solar Limited
We have audited the accompanying consolidated balance sheets of Trina Solar Limited and subsidiaries (the “Company”) as of December 31, 2007, 2008, and 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
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
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Trina Solar Limited and subsidiaries as of December 31, 2007, 2008, and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.
Shanghai, China
March 17, 2010

TRINA SOLAR LIMITED
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Trina Solar Limited
We have audited internal control over financial reporting Trina Solar Limited and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2009, of the Company and our report dated March 17, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule.
/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.
Shanghai, China
March 17, 2010

TRINA SOLAR LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share and per share data)

	As of December 31,
	2007	2008	2009
ASSETS
Current assets:
Cash and cash equivalents	59,695,932	132,223,776	406,057,906
Restricted cash	103,375,481	44,991,233	72,005,449
Investment in securities	—	—	4,034,296
Inventories	58,547,531	85,687,407	81,153,759
Accounts receivable, net of allowance for doubtful accounts of $342,813, $1,810,284 and $13,859,407 as of December 31, 2007, 2008 and 2009, respectively	72,322,559	105,192,782	287,950,162
Current portion of advances to suppliers, net of allowance of $2,077,151, $7,944,150 and 5,980,338 as of December 31, 2007, 2008 and 2009, respectively	42,952,994	42,247,209	41,303,271
Amount due from related parties	613,925	—	—
Prepaid expenses and other current assets	4,860,257	9,540,972	35,012,612
Current assets of discontinued operations	33,499	—	—

Total current assets	342,402,178	419,883,379	927,517,455

Advances to suppliers	53,737,412	130,351,513	105,188,020
Property, plant and equipment, net	197,123,875	357,593,802	476,857,803
Prepaid land use right	5,461,529	26,915,217	27,422,386
Deferred tax assets	1,094,893	2,807,488	9,926,063
Other noncurrent assets	854,214	2,564,428	1,786,358

TOTAL ASSETS	600,674,101	940,115,827	1,548,698,085

(To be continued)

TRINA SOLAR LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share and per share data)

	As of December 31,
	2007	2008	2009

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	163,563,089	248,557,724	267,427,776
Accounts payable	42,690,835	62,503,917	186,535,492
Income tax payable	1,405,890	3,648,772	12,873,979
Accrued expenses and other current liabilities	12,625,904	21,003,231	48,564,078
Current liabilities of discontinued operations	199,441	—

Total current liabilities	220,485,159	335,713,644	515,401,325
Long-term bank borrowings	8,214,002	14,631,434	182,516,037
Convertible notes	—	133,248,054	135,122,565
Accrued warranty costs	4,486,135	12,473,142	21,023,381
Other noncurrent liabilities	—	10,993,042	17,409,664

Total liabilities	233,185,296	507,059,316	871,472,972

Commitments and contingencies (Note 17)

Shareholders’ equity:

Ordinary shares ($0.00001 par value; 73,000,000,000 shares authorized, 2,121,534,728, 2,958,183,059 and 3,488,891,196 shares issued as of December 31, 2007, 2008 and 2009, respectively; 2,121,534,728, 2,958,183,059 and 3,486,901,296 shares outstanding as of December 31, 2007, 2008 and 2009, respectively)	25,533	29,581	34,869
Additional paid-in capital	304,877,619	308,898,326	455,453,178
Retained earnings	51,352,188	112,712,460	210,296,710
Accumulated other comprehensive income	11,233,465	11,416,144	11,440,356

Total shareholders’ equity	367,488,805	433,056,511	677,225,113

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	600,674,101	940,115,827	1,548,698,085

See notes to consolidated financial statements.

TRINA SOLAR LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars, except share data)

	Year ended December 31,
	2007	2008	2009

Net revenues	301,819,197	831,900,852	845,135,575
Cost of revenues	234,190,737	667,459,287	607,981,677

Gross profit	67,628,460	164,441,565	237,153,898

Selling expenses	11,018,549	20,302,251	30,939,366
General and administrative expenses	17,817,581	41,113,257	65,406,239
Research and development expenses	2,805,089	3,039,154	5,438,909

Total operating expenses	31,641,219	64,454,662	101,784,514

Income from continuing operations	35,987,241	99,986,903	135,369,384
Foreign exchange gain (loss)	(1,999,509)	(11,801,559)	9,957,597
Interest expense	(7,551,160)	(23,936,455)	(25,737,266)
Interest income	4,810,390	2,943,611	1,666,878
Gain (loss) on change in fair value of derivative	854,214	(1,067,079)	(1,590,098)
Other (expense) income, net	1,554,133	(155,614)	2,613,586

Income from continuing operations before income taxes	33,655,309	65,969,807	122,280,081
Income tax benefit (expense)	1,706,713	(4,609,535)	(24,695,831)

Net income from continuing operations	35,362,022	61,360,272	97,584,250

Discontinued operations:
Income (loss) from discontinued operations	379,188	—	—
Income tax (expense) benefit	(11,272)	—	—

Net income (loss) on discontinued operations	367,916	—	—

Net income	35,729,938	61,360,272	97,584,250

Earnings per ordinary share from continuing operations
Basic	0.02	0.02	0.04
Diluted	0.02	0.02	0.03
Earnings per ordinary share from discontinued operations
Basic	0.00	—	—
Diluted	0.00	—	—
Earnings per ordinary share
Basic	0.02	0.02	0.04
Diluted	0.02	0.02	0.03
Weighted average ordinary shares outstanding
Basic	2,339,799,657	2,501,202,680	2,724,185,761
Diluted	2,370,685,156	2,690,723,390	3,131,505,181
See notes to consolidated financial statements.

TRINA SOLAR LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

					Other	Total
			Additional	Retained	comprehensive	shareholders’	Comprehensive
	Ordinary shares		paid-in Capital	earning	income	equity	income

Balance at January 1, 2007	2,121,534,728	21,215	139,670,637	15,622,250	1,840,187	157,154,289	13,998,642

Share-based compensation	—	—	1,740,388	—	—	1,740,388	—
Issuance of restricted shares to employees	26,704,732	267	—	—	—	267	—
Repurchase of restricted shares	(5,903,277)	(59)	—	—	—	(59)	—
Issuance of ordinary shares, net of issue costs	411,031,600	4,110	163,466,594	—	—	163,470,704	—
Net income	—	—	—	35,729,938	—	35,729,938	35,729,938
Foreign currency translation adjustments	—	—	—	—	9,393,278	9,393,278	9,393,278

Balance at December 31, 2007	2,553,367,783	25,533	304,877,619	51,352,188	11,233,465	367,488,805	45,123,216

Share-based compensation	—	—	4,024,780	—	—	4,024,780	—
Issuance of restricted shares to employees	17,866,289	179	—	—	—	179	—
Repurchase of restricted shares	(20,370,413)	(204)	—	—	—	(204)	—
Issuance of ordinary shares under share lending facility	407,319,400	4,073	(4,073)	—	—	—
Net income				61,360,272		61,360,272	61,360,272
Foreign currency translation adjustments					182,679	182,679	182,679

Balance at December 31, 2008	2,958,183,059	29,581	308,898,326	112,712,460	11,416,144	433,056,511	61,542,951

Share-based compensation	—	—	4,278,502	—	—	4,278,502	—
Issuance of restricted shares to employees	12,171,467	122	—	—	—	122	—
Issuance of ordinary shares pursuant to share option plan	2,137,800	22	744,710	—	—	744,732	—
Repurchase of restricted shares	(3,091,030)	(31)	—	—	—	(31)	—
Issuance of ordinary shares, net of issue costs	517,500,000	5,175	141,531,640	—	—	141,536,815	—
Net income				97,584,250	—	97,584,250	97,584,250
Foreign currency translation adjustments					24,212	24,212	24,212

Balance at December 31, 2009	3,486,901,296	34,869	455,453,178	210,296,710	11,440,356	677,225,113	97,608,462

See notes to consolidated financial statements.

TRINA SOLAR LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Year ended December 31,
	2007	2008	2009
Operating activities:
Net income	35,729,938	61,360,272	97,584,250
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	6,152,258	20,139,856	34,120,465
Share-based compensation	1,740,388	4,024,780	4,278,502
Gain on change in fair value of investment in securities	—	—	(484,008)
Loss (gain) on change in fair value of derivative	(854,214)	1,067,079	1,590,098
Loss on disposal of property, plant and equipment	265,475	341,911	210,039
Allowance for (recoveries of) doubtful receivables	(200,224)	1,586,038	15,016,076
Inventory write-down	3,431,813	21,516,138	23,127,176
Allowance for (recovery of) advances to suppliers	(1,419,899)	5,866,999	(1,963,812)
Amortization of convertible bond issuance costs	—	1,162,141	2,547,382

Changes in operating assets and liabilities:
Inventories	(26,738,519)	(48,656,015)	(18,593,528)
Accounts receivable	(38,783,819)	(34,304,622)	(195,064,903)
Prepaid expenses and other current assets	(2,082,183)	(3,069,452)	(26,230,849)
Investment in securities	—	—	380,331
Advances to suppliers	(57,522,795)	(81,775,315)	24,140,624
Amount due from related parties	(613,925)	613,925	—
Accounts payable	12,921,027	4,503,708	106,769,263
Accrued expenses and other current liabilities	5,769,648	7,110,807	27,560,847
Accrued warranty costs	2,871,722	7,987,007	8,550,239
Other noncurrent liabilities	—	803,699	(1,060,183)
Income tax payable	488,823	2,242,882	9,225,207
Deferred taxes	(602,552)	(3,442,023)	(10,552,726)

Net cash used in operating activities	(59,477,038)	(32,082,326)	101,150,490

Investing activities:
Purchases of property, plant and equipment	(124,404,349)	(165,420,697)	(136,482,581)
Prepaid land use right	(2,854,283)	(21,675,312)	(507,169)
Subsidies of government for property, plant and equipment	—	10,189,345	7,476,804
Proceeds from disposal of property, plant and equipment	—	—	150,388
Decrease (increase) in restricted cash	(98,025,253)	58,384,248	(27,014,216)

Net cash used in investing activities	(225,283,885)	(118,522,416)	(156,376,774)

(To be continued)

TRINA SOLAR LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Year ended December 31,
	2007	2008	2009

Financing activities:
Proceeds from issuance of restricted shares, net	208	—	—
Proceeds from exercise of share options	—	—	744,732
Proceeds from issuance of ordinary shares, net of issuance costs	163,470,704	—	141,536,815
Proceeds from issuance of convertible notes, net of issuance costs	—	131,537,840	—
Proceeds from short-term bank borrowings	257,170,914	191,281,784	536,530,305
Repayment of short-term bank borrowings	(173,373,427)	(106,287,149)	(532,291,687)
Proceeds from long-term bank borrowings	7,752,859	6,417,432	182,516,037
Repayment of long-term bank borrowings	(5,122,492)	—	—

Net cash provided by financing activities	249,898,766	222,949,907	329,036,202

Effect of exchange rate changes	1,177,877	182,679	24,212

Net change in cash and cash equivalents	(33,684,280)	72,527,844	273,834,130

Cash and cash equivalents at the beginning of the year	93,380,212	59,695,932	132,223,776

Cash and cash equivalents at the end of the year	59,695,932	132,223,776	406,057,906

Supplemental disclosure of cash flow information:
Interest paid	7,297,293	20,199,372	25,896,059
Income taxes paid	1,359,636	6,605,810	26,023,351

Supplemental schedule of non-cash investing activities:

Purchases of property, plant and equipment included in accounts payable	18,571,505	33,880,879	51,143,192
Settlement of advances to suppliers in exchange for investment in securities	—	—	3,930,619
See notes to consolidated financial statements.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(In U.S. dollars)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
Trina Solar Limited, (“Trina”) was incorporated under the laws of the Cayman Islands on March 14, 2006. As of December 31, 2009, the major subsidiaries of Trina are included in Appendix 1.
Trina Solar Limited, its subsidiaries and variable interest entity (“VIE”) (collectively the “Company”) are principally engaged in the manufacturing and selling of solar modules in the People’s Republic of China (the “PRC”) and overseas.
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
Restricted cash is comprised of bank deposits held as collateral for letters of credit, commercial paper, bank drafts and bank borrowings as well as amounts held by counterparties under forward contracts. These deposits carry fixed interest rates and will be released when the bank borrowings are repaid or the related letters of credit are settled by the Company.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(d)	Fair value of financial instruments
The Company estimates fair value of financial assets and liabilities as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants. The fair value measurement guidance establishes a three-level fair value hierarchy that prioritizes the inputs into the valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority, Level 1, to measurements based on unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority, Level 3, to measurements based on unobservable inputs and classifies assets and liabilities with limited observable inputs or observable inputs for similar assets or liabilities as Level 2 measurement. When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates.
(e)	Investment in securities
Investment in securities represents marketable securities acquired principally for the purpose of sale in the near term and, as a result, is classified as a trading security. The investment is reported at fair value, with gains or losses resulting from changes in fair value recognized in earnings.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(f)	Inventories
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
For those outsourcing arrangements in which title (including risk of loss) does transfer to the third-party manufacturer, the Company is contractually obligated to repurchase the processed inventory. To accomplish this, it enters into raw material sales agreements and processed inventory purchase agreements simultaneously with the third-party manufacturer. In such instances, the Company retains the inventory in the consolidated balance sheets while it is in the physical possession of the third-party manufacturer. The cash received from the third-party manufacturer is recorded as a current liability on the balance sheet rather than revenue or deferred revenue. Upon receipt of the processed inventory, it is reclassified from raw materials to work-in-progress inventory and the processing fee paid to the third-party manufacturer is added to inventory cost. Cash payments for outsourcing arrangements which require prepayment for repurchase of the processed inventory are classified as current assets on the balance sheet. There is no right of offset in these arrangements and accordingly, the associated assets and liabilities remain on the balance sheet until the processed inventory is returned to the Company.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(g)	Property, plant and equipment, net
The Company reports its property, plant and equipment at cost, less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. The Company expenses repair and maintenance costs when they are incurred. A summary of interest costs incurred is as follows:

	Year ended December 31,
	2007	2008	2009
	$	$	$
Total interest incurred	7,551,160	25,404,059	27,169,766
Less: Interest capitalized	—	1,467,604	1,432,500

Interest expenses	7,551,160	23,936,455	25,737,266

The Company computes depreciation expense using the straight-line method over the estimated useful lives of the assets presented below.

Years

Buildings	10-20
Plant and machinery	5-10
Motor vehicles	3-5
Electronic equipment, furniture and fixtures	3-5
(h)	Prepaid land use right
The Company’s prepaid land use rights are reported at cost and are charged to income ratably over 50 years, the term of the land use right agreement.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(i)	Long-lived assets
The Company evaluates its long-lived tangible assets and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events include but are not limited to significant current period operation or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.
(j)	Income taxes
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

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(k)	Revenue recognition
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
The Company may enter into multiple element arrangements which can include, in addition to solar modules, installation or training, product manuals and materials and limited technical maintenance support. The Company is not contractually obligated to provide returns or refunds in the event these additional elements are not delivered. To date, these additional elements have been deemed to be inconsequential or perfunctory and the Company has recognized revenue upon the delivery of the solar modules, the predominant deliverable in the total contract, provided all other revenue recognition criteria have been met. Addition, the Company accrues the estimated cost of the unperformed obligations.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(l)	Shipping and handling costs
Payments received from customers for shipping and handling costs are included in net revenues. Shipping and handling costs relating to solar module sales of $3,779,490, $5,951,760 and $11,950,752 are included in selling expenses for the years ended December 31, 2007, 2008 and 2009, respectively. Shipping and handling costs relating to inventory purchases of $869,798, $2,689,445 and $844,385 are included as a component of cost of revenues for the years ended December 31, 2007, 2008 and 2009, respectively.
(m)	Research and development
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
(n)	Government grants
The Company periodically qualifies for grants from the PRC government for achieving certain research and development milestones. It records these grants as an offset to its research and development expenses in the periods in which the Company earns them. Grants that it receives prior to when the Company achieves the specified milestone are reported as a liability. The Company recorded $112,431, $975,824 and $581,298 of earned grants as reductions of research and development expenses for the years ended December 31, 2007, 2008 and 2009, respectively. Government grants related to assets are recorded as deferred liabilities and are recognize as an offset to depreciation expense on a straight-line basis over the useful life of associated asset. The Company received government grant for assets of $nil, $10,189,345 and $7,476,804 during the years ended December 31, 2007, 2008 and 2009, respectively, and recognized $nil, $27,161 and $1,160,699 as an offset to depreciation expense for the years ended December 31, 2007, 2008 and 2009, respectively.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(o)	Product warranties
The Company provides a limited warranty to the original purchasers of its solar modules for two or five years following delivery for defects in materials and workmanship. It provides a minimum power output warranty for up to 25 years following delivery. The Company accrues warranty costs and recognizes as a component of selling expense, as it recognizes revenues. Due to its limited solar module manufacturing history, the Company does not have a significant history of warranty claims. The Company currently accrues for product warranties at 1% of solar module sales based on its assessment of industry norms which also represents its best estimate to date. Should it begin to experience warranty claims differing from its accrual rate, the Company would prospectively revise the warranty accrual rate.
(p)	Foreign currency translation and foreign currency risk
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
The financial records of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as RMB and Euro, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of shareholders’ equity.
The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to$15,714,926, $71,936,716 and $125,551,705 as of December 31, 2007, 2008 and 2009, respectively.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(q)	Concentrations of credit risk
Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of accounts receivable and advances to suppliers. The Company conducts credit evaluations of its customers and requires advance payments or collateral depending on credit worthiness of the customer. The Company generally has not required collateral or other security interests from its suppliers but it performs ongoing credit evaluations of the suppliers’ financial condition. The Company raises an allowance for doubtful accounts primarily based on the age of the receivables or advances to suppliers, previous loss history and the counterparties’ current ability to fulfill its obligation.
The Company has not had significant collections issues for receivables generated from sales of products or significant default issues related to advances to suppliers.
(r)	Share-based compensation
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
(s)	Derivative financial instruments
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
The Company entered into certain foreign exchange contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with outstanding accounts receivable. The foreign exchange hedge contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency hedge contracts are recognized in the statement of operations. During the years ended December 31, 2007, 2008 and 2009, the Company recorded change in fair value of forward foreign currency exchange contracts as $nil, $1,067,079 and $ 8,374,563.84 respectively.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(t)	Earnings per share
Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.
The following table sets forth the computation of the basic and diluted income from continuing operations per share for the periods indicated:

	Year ended December 31,
	2007	2008	2009
	$	$	$
Net income from continuing operations attributable to ordinary shareholders — basic	35,362,022	61,360,272	97,584,250
Finance charge related to convertible notes	—	3,382,254	8,067,382

Net income from continuing operations attributable to ordinary shareholders — diluted	35,362,022	64,742,526	105,651,632

Weighted average number of ordinary shares outstanding — basic	2,339,799,657	2,501,202,680	2,724,185,761
Nonvested restricted shares	30,885,499	3,158,126	—
Convertible notes	—	186,362,584	407,319,420

Weighted average number of ordinary shares outstanding — diluted	2,370,685,156	2,690,723,390	3,131,505,181

Earnings per ordinary share from continuing operations — basic	0.02	0.02	0.04

Earnings per ordinary share from continuing operations — diluted	0.02	0.02	0.03

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(t)	Earnings per share — continued
Diluted income per share for the year ended December 31, 2007, 2008 and 2009 excludes nil, 12,642,079 and 24,337,277 shares issuable upon exercise of share options, respectively, and excludes 41,139,713 restricted shares for the year ended December 31, 2009, as their inclusion would have been anti-dilutive.
The call option on the Loaned Shares (see Note 11) has been excluded in the computation of basic EPS as the Company has concluded that the Loaned Shares are not considered issued for accounting purposes as existing shareholders are not expected to be affected by the issuance due to (a) the existence of the collateral arrangement and (b) the requirement that the holders of the Loaned Shares return any dividends received. The call option on the Loaned Shares has been considered in the computation of diluted EPS using the treasury stock method with the fair value of the collateral representing the assumed proceeds for the issuance of the underlying shares. For the year ended December 31, 2009, there were no incremental shares included in the diluted EPS computation in regard to the Loaned Shares.
(u)	Recently issued accounting pronouncements
In June 2009, the FASB issued ASC 810-10, “Consolidation —Overall” (previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). This accounting standard eliminates exceptions of the previously issued pronouncement to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard will be effective for the Company’s fiscal year beginning January 1, 2010. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(u)	Recently issued accounting pronouncements — continued

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures (Topic 820) —Measuring Liabilities at Fair Value”. ASU 2009-05 amends ASC 820-10, “Fair Value Measurements and Disclosures— Overall”, for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after January 1, 2010. Early application is permitted. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605)— Multiple- Deliverable Revenue Arrangements” (previously EITF 08-1, “Revenue Arrangements with Multiple Deliverables”). This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(u)	Recently issued accounting pronouncements — continued

In October 2009, the FASB issued ASU 2009-15, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing,” which clarifies that share lending arrangements that are executed in connection with convertible debt offerings or other financings should be measured at fair value and recognized as a debt issuance cost and be amortized using the effective interest method over the life of the financing arrangement as interest cost. In addition, ASU 2009-15 states that the loaned shares should be excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the common and diluted earnings per share calculation. ASU 2009-15 is effective for all arrangements outstanding as of the fiscal year beginning on or after December 15, 2009, (effective January 1, 2010 for the Company) and retrospective application is required for all periods presented. In addition, ASU 2009-15 is effective for arrangements entered into on or after the beginning of the first reporting period that begins on or after June 15, 2009. The Company has evaluated the provisions of ASU 2009-15 and determined that it will record additional debt issuance costs at issuance of $4.07 million related to its Loaned Shares (see Note 11). Such costs will be amortized over the life of the convertible notes and will result in an adjustment of $1.98 million to beginning retained earnings on January 1, 2010.

In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets,” which formally codifies FASB Statement No. 166, “Accounting for Transfers of Financial Assets,” into the ASC, issued by the FASB in June 2009. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” The amendments in ASU 2009-16 eliminate the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. ASU 2009-16 is effective for annual and interim periods beginning after November 15, 2009. Additionally, the recognition and measurement provisions of ASU 2009-16 should be applied to transfers that occur on or after the effective date. Early application is not permitted. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(u)	Recently issued accounting pronouncements — continued

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) —Improving Disclosures about Fair Value Measurements”. ASU 2010-06 amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Company is currently evaluating the impact of adoption on its consolidated financial statements.
3.	ALLOWANCE FOR DOUBTFUL RECEIV ABLES

Allowance for doubtful receivables are primarily comprised of allowances for account receivables and advances to suppliers. An analysis of allowance for doubtful receivables for the years ended December 31, 2007, 2008 and 2009 is as follows:

	At December 31,
	2007	2008	2009
	$	$	$

Balance, beginning of the year	—	342,813	1,810,284
Allowance made during the year	342,813	1,467,471	12,694,191
Recoveries	—	—	(386,669)
Amount written-off against allowance	—	—	(258,400)

Balance, end of the year	342,813	1,810,284	13,859,407

An analysis of allowance for advances to suppliers for the years ended December 31, 2007, 2008 and 2009 is as follows:

	At December 31,
	2007	2008	2009
	$	$	$

Balance, beginning of the year	3,497,050	2,077,151	7,944,150
Allowance made during the year	—	5,866,999	262,283
Recoveries	(1,419,899)	—	(2,226,095)

Balance, end of the year	2,077,151	7,944,150	5,980,338

TRINA SOLAR LIMITED
4.	INVENTORIES

Inventories consisted of the following:

	At December 31,
	2007	2008	2009
	$	$	$

Raw materials	18,722,727	30,697,470	11,099,173
Work in progress	34,734,548	26,796,504	22,649,446
Finished goods	5,090,256	28,193,433	47,405,140

Total	58,547,531	85,687,407	81,153,759

In 2007, 2008 and 2009, inventory was written down by $3,431,813, $21,516,138 and $23,127,176 respectively, to reflect the lower of cost or market.
5.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	At December 31,
	2007	2008	2009
	$	$	$

Buildings	15,928,802	33,815,202	85,720,215
Plant and machinery	98,488,649	233,846,906	314,607,086
Motor vehicles	746,180	1,132,838	1,487,518
Electronic equipment, furniture and fixtures	11,941,262	27,277,314	46,811,898

	127,104,893	296,072,260	448,626,717
Less: Accumulated depreciation	(7,552,402)	(27,453,759)	(61,442,832)

	119,552,491	268,618,501	387,183,885
Construction in progress	77,571,384	88,975,301	89,673,918

Property, plant and equipment, net	197,123,875	357,593,802	476,857,803

Depreciation of property, plant and equipment was $6,108,420, $19,918,232 and $34,120,465 for the years ended December 31, 2007, 2008 and 2009, respectively.
Construction in progress primarily represents the construction of new plants that include several new production lines and the machinery under installation.
As of December 31, 2007, 2008, and 2009, the Company has pledged property, plant and equipment with a total carrying amount of $118,265,389, $218,490,834 and $203,740,504, respectively, to secure short-term bank borrowings (see Note 10).

TRINA SOLAR LIMITED
6.	PREPAID LAND USE RIGHT

Prepaid land use right represented land use rights for the Company’s business operations. Amounts recognized in profit and loss related to the prepaid land use rights were $43,838, $221,624 and $558,888 for the years ended December 31, 2007, 2008 and 2009, respectively.

At December 31, 2007, 2008 and 2009, the land use right certificates for a certain portion of the Company’s land use rights amounting to $2,849,683,$nil, and $6,396,732, respectively, had not been obtained.

As of December 31, 2008 and 2009, land use rights of $2,557,672 and $27,422,386 were pledged as collateral to secure the bank borrowings respectively. (see Note 10).
7.	DERIVATIVE FINANCIAL INSTRUMENTS

During 2007, Trina China entered into a long-term silicon supply contract wherein the purchase price of the silicon to be acquired was denominated in U.S. dollars, which was not the functional currency of either of the contracting parties. Accordingly, the contract contained an embedded foreign currency derivative, which was required to be bifurcated and accounted for at fair value. Changes in the fair value of the derivative of $854,214 were recorded in the consolidated statements of operations for the year ended December 31, 2007.

Starting January 1, 2008, the functional currency of Trina China was changed to the US dollar. As a result, the fair value of the embedded derivative at December 31, 2007 was carried forward and is being allocated into the cost of inventory as Trina China receives silicon material deliveries under the associated contract. There’s no amortization in 2008 because the delivery under the contract started in 2009.

As of December 31, 2007, 2008 and 2009, the carrying amount of the embedded foreign currency derivative was $854,214, $854,214 and $749,015, respectively, and is recorded in other noncurrent assets.

TRINA SOLAR LIMITED
8.	FAIR VALUE MEASUREMENT

The Company did not have any assets or liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2008 and 2009.

As of December 31, 2008 and 2009, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair Value Measurements at December 31, 2008
Using
Quoted Prices
	Total Fair	in Active	Significant
	Value and	Markets for	Other	Significant
	Carrying	Identical	Observable	Unobservable
	Value on the	Assets	Inputs	Inputs
	Balance Sheet	(Level 1)	(Level 2)	(Level 3)

Liabilities:
Foreign exchange forward contract	$1,067,079	$—	$1,067,079	$—

Total liabilities	$1,067,079	—	$1,067,079	—

		Fair Value Measurements at December 31, 2009
		Using
		Quoted Prices
	Total Fair	in Active	Significant
	Value and	Markets for	Other	Significant
	Carrying	Identical	Observable	Unobservable
	Value on the	Assets	Inputs	Inputs
	Balance Sheet	(Level 1)	(Level 2)	(Level 3)

Assets:
Investment in securities	$4,034,296	$4,034,296	—	—
Foreign exchange forward contract	$7,307,485	$—	$6,711,233	$596,251

Total assets	$11,341,781	$4,034,296	$6,711,233	596,251

TRINA SOLAR LIMITED
8.	FAIR VALUE MEASUREMENT — continued

The Level 3 foreign exchange forward contracts were bought in 2009 and their fair value on day 1 were zero. A summary of changes in Level 3 foreign exchange forward contracts for the year ended December 31, 2009 is as follows:

Beginning balance	$—
Total gain or losses (realized/unrealized)
Included in earnings	596,251
Including in other comprehensive income	—

Ending balance	$596,251

The amount of total gains or losses for the year included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$596,251

Following is a description of the valuation techniques that the Company uses to measure the fair value of assets and liabilities measured at fair value on a recurring basis under the fair value measurement guidance as well as the basis for classification of such instruments pursuant to the valuation hierarchy established under the guidance:
• Investment in trading securities — Investment in trading securities consist of marketable equity shares that are measured using the closing stock prices from the exchange market on which they are traded. Such investments are classified as Level 1 in the hierarchy.
• Derivative assets and liabilities — The Company’s derivative assets and liabilities relate to foreign exchange forward contracts involving major currencies. Since its derivative assets and liabilities are not traded on an exchange, the Company values them using valuation models. The valuation of certain forward contracts used interest rate yield curves and foreign exchange rates as the significant inputs in the valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, such contracts are classified as Level 2 in the hierarchy. The fair value of the remaining forward contracts are computed using the Monte Carlo pricing method based on assumptions supported by quoted market prices or rates, adjusted for the specific features of these instruments. Such contracts are classified as Level 3 in the hierarchy. The Company considers the effect of its own credit standing and that of its counterparties in valuations of its derivative financial instruments.
The estimated fair value of the Company’s financial instruments, including accounts receivables, current portion of advances to suppliers, accounts payable, income tax payable, accrued expenses and short-term borrowings, approximates their carrying value at December 31, 2007, 2008 and 2009 due to their short-term nature. The carrying value of the Company’s bank borrowings and long-term payables approximates their fair value as the balances were recently entered into and market rates had not fluctuated significantly prior to the balance sheet dates.

TRINA SOLAR LIMITED
8.	FAIR VALUE MEASUREMENT — continued

The following table presents the financial instruments for which fair value does not approximate carrying value as of December 31, 2007, 2008 and 2009:

	As of December 31, 2007		As of December 31, 2008		As of December 31, 2009
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value	Value	Value

Non-current portion of advance to suppliers	$53,737,412	$50,109,462	$130,351,513	$126,885,880	$105,188,020	$101,528,564
Convertible debt	—	—	133,248,054	69,000,000	135,122,565	244,000,000
The fair value of the Company’s non-current portion of advance to suppliers as of December 31, 2009 is estimated by discounted future cash flow technique using an interest rate corresponding to debt with similar maturities on the measurement date. The fair value of the Company’s convertible notes is estimated based on the quoted price from an over-the-count market on the valuation date.
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
The Company entered into certain foreign currency derivative contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates. The foreign currency derivative contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency derivative contracts are recognized in the statement of operations as a gain (loss) on change in fair value of derivative. The Company recorded a loss on foreign currency derivative contracts of nil, $1,067,079 and $1,590,098 for the year ended December 31, 2007, 2008 and 2009, respectively.
9.	INVESTMENT IN SECURITIES

Trading securities outstanding at fiscal year-end were as following:

	December 31, 2009
	Cost	Fair Value

Marketable securities	3,550,288	4,034,296

TRINA SOLAR LIMITED
10.	BANK BORROWINGS

The Company’s bank borrowings consisted of the following:

	At December 31,
	2007	2008	2009
	$	$	$
Bank borrowings
Short-term	163,563,089	248,557,724	234,329,742
Long-term, current portion	—	—	33,098,034

Sub-total	163,563,089	248,557,724	267,427,776

Long-term, non-current portion	8,214,002	14,631,434	182,516,037

Total	171,777,091	263,189,158	449,943,813

Short term borrowings
The Company’s short-term bank borrowings consisted of the following:

	At December 31,
	2007	2008	2009
	$	$	$

Short-term borrowings guaranteed by TSL	—	31,047,999	78,989,279
Short-term borrowings secured by deposit provided by Top Energy International	73,584,909	—	—
Short-term borrowings secured by restricted cash	—	20,846,779	1,990,098
Short-term borrowings secured by raw materials of Trina China	9,583,002	—	—
Short-term borrowings secured by plants of Trina China	4,654,601	14,485,120	20,356,756
Short-term borrowings secured by machinery of Trina China	38,093,066	58,014,454	126,826,982
Unsecured short-term borrowings	37,647,511	64,569,207	39,264,661
Short-term borrowings guaranteed by third parties	—	57,794,165	—
Short-term borrowings guaranteed by accounts receivable	—	1,800,000	—

Total	163,563,089	248,557,724	267,427,776

The average interest rate on short term borrowings was 6.76%, 7.11% and 5.14% per annum for the years ended December 31, 2007, 2008 and 2009, respectively. The funds borrowed under the above short-term arrangements have no covenants or restrictions, and are repayable within one year.
The Company has short-term bank facilities of $256,003,066, $483,851,907 and $590,622,009 with various banks, of which $171,777,091, $282,496,077 and $327,899,446 had been drawn down and $84,225,975, $201,355,830 and $262,722,563 were available as of December 31, 2007, 2008 and 2009, respectively. Those short-term bank facilities are renewable annually by mutual agreement between the parties.

TRINA SOLAR LIMITED
10.	BANK BORROWINGS — continued

Long term borrowings

In 2007, the Company obtained $8,214,002 in new long-term bank loans, secured by equipment of Trina China, due 2010. The balance outstanding as of December 31, 2007 was $8,214,002. During the year ended December 31, 2007, the average interest rate was approximately 7.10% per annum.

In 2008, the Company obtained $6,417,432 in new long-term bank loans, secured by building and machinery of Trina China, due 2011. The balance outstanding as of December 31, 2008 was $14,631,434. During the year ended December 31, 2008, the average interest rate was approximately 7.12% per annum.

On September 28, 2009, Trina China entered into a five-year credit facility (the “Facility”) with a syndicate of banks for $303,279,927, of which $269,215,313 is designated solely for the expansion of the Company’s production capacity with the remaining to be used to supplement working capital requirements once the capacity expansion is completed. The Facility can be drawn down either in RMB or US dollar. As of December 31, 2009, the Company had drawn down $182,516,037 under the Facility. The remaining Facility can only be drawn down on or after completion of capacity expansion. The weighted average interest rate for borrowings under the Facility was 4.96% for the year ended December 31, 2009. Interest is payable quarterly or biannually in arrears for loans denominated in RMB and US dollars, respectively. The interest rate on RMB-denominated borrowings is 110% of the rate stipulated by the Chinese central bank for loans of similar duration. The interest rate on US dollar-denominated borrowings is the six month London Interbank Offered Rate plus 300 basis points. The Facility is guaranteed by Trina as well as the Company’s chief executive officer and his wife and is further collateralized by the property, plant and equipment for which the Facility will be used to construct, and the related land use right. Borrowings outstanding as of December 31, 2009 are payable on a biannual basis, commencing October 27, 2011. For purposes of the expansion, the Company is required to match Facility draws with an equal amount of cash from sources other than the Facility. The Facility contains certain financial covenants which require that specified debt to total assets ratio, net profit ratio and interest coverage ratio be maintained.

Future principal payments under the above loans as of December 31, 2009 are as follows:

Fiscal Years Ending December 31,
2010	—
2011	19,877,265
2012	45,361,993
2013	60,277,839
2014	56,998,940

Total	182,516,037

TRINA SOLAR LIMITED
11.	CONVERTIBLE SENIOR NOTES

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

Proceeds to the Company were $132,392,740, net of issuance costs of $5,607,260, which are being amortized over the period from July 23, 2008, the date of issuance, to July 15, 2011, the earliest redemption date, using the effective interest method. Amortization expense for the year ended December 31, 2008 and 2009 was $1,162,141 and $2,547,382 respectively.

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

TRINA SOLAR LIMITED
11.	CONVERTIBLE SENIOR NOTES — continued

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

The Company has accounted for the Share Lending Agreement as the issuance of a written call option to the ADS Borrower for the fair value of the associated ADSs. The Company has recorded the call option at fair value, given the Company has no economic benefit associated with the issuance of the call option. The fair value of the call option upon issuance and subsequently is immaterial.

Although legally issued, the Company has not considered the Loaned Shares issued for accounting purposes. As a result, any cash collateral, to the extent posted by the ADS Borrower, is not considered attributable to the issuance of shares. To the extent cash collateral is posted, the Company will record the cash as an asset on its balance sheet with an offsetting liability recorded to reflect the collateral receipt as the proceeds of a borrowing. To the extent the ADS Borrower is in default under the Share Lending Agreement, non-cash collateral would likewise be recorded on the Company’s consolidated balance sheet. As of December 31, 2009, the ADS Borrower has posted non-cash collateral and the ADS Borrower is not in default.
12.	ACCRUED WARRANTY COSTS

The movement of the Company’s accrued warranty costs is summarized below:

	For the year ended December 31,
	2007	2008	2009
	$	$	$

Beginning balance	1,400,269	4,486,135	12,473,142
Warranty provision	3,085,866	7,987,007	8,550,239
Warranty costs incurred	—	—	—

Ending balance	4,486,135	12,473,142	21,023,381

TRINA SOLAR LIMITED
13.	SHARE-BASED COMPENSATION

The Company measures share-based compensation cost on the grant date at the fair value of the award and recognizes this cost as an expense over the grant recipients’ requisite service periods.

The following table presents the Company’s share-based compensation expense by type of award:

	2007	2008	2009
	$	$	$

Share options	$—	$483,546	1,041,868
Restricted shares	1,740,388	3,541,234	3,236,634

Total share-based compensation expense	$1,740,388	$4,024,780	4,278,502

Restricted shares
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
The following is a summary of activities under the Plan:

	Number of shares	Weighted average grant date fair value

Nonvested at January 1, 2009	43,595,470	$0.30
Granted	12,171,467	$0.21
Vested	(11,536,194)	$0.25
Repurchased	(3,091,030)	$0.34

Nonvested at December 31, 2009	41,139,713	$0.28

The fair value of the restricted shares was based on the market price on the date of grant.

TRINA SOLAR LIMITED
13.	SHARE-BASED COMPENSATION — continued

As of December 31, 2009 there was $9,996,855 of total unrecognized compensation cost related to nonvested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 3.10 years. The total fair value of shares vested during the years ended December 31, 2007, 2008, and 2009 was $1,740,388, $3,263,417 and $2,907,537, respectively.

In June and July 2008, the Company accelerated the vesting of 1,365,397 restricted shares upon the resignation of two senior executives. The modification gave rise to incremental compensation cost of $417,791 which was recognized as compensation expense in 2008.

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

During 2008 and 2009, the Company granted 14,512,157 and 15,419,650 share options, respectively, to its board of directors and employees. Those share options will vest one third per annum on the anniversary of the grant date.

A summary of the option activity is as follows:

		Weighted
		Average	Weighted Average	Aggregate
	Number	Exercise	Remaining	Intrinsic
	of Options	Price	Contractual Term	Value
Options outstanding at January 1, 2009	12,642,079	0.34	7.75
Granted	15,419,650	0.15
Exercised	(2,137,800)	0.35
Cancelled or Forfeited	(1,586,652)	0.21
Options outstanding at December 31, 2009	24,337,277	0.22	6.83	7,660,206
Options vested or expected to vest at December 31, 2009	17,641,909	0.23	6.83	5,490,066
Options exercisable at December 31, 2009	1,897,115	0.33	6.83	406,362

TRINA SOLAR LIMITED
13.	SHARE-BASED COMPENSATION — continued

Share Options — continued

Total intrinsic value of options exercised for the years ended December 31, 2007, 2008 and 2009 were $nil, $nil, and $406,362, respectively. The weighted-average grant date fair value of options granted during the years ended December 31, 2008 and 2009 was $0.21 and $0.11, respectively, computed using the Black-Scholes-Merton closed-form option valuation model using the following weighted average assumptions:

	2008	2009
Risk free rate of return	2.03%	1.30%
Expected life	3.50	3.50
Volatility ratio	70.7%	88.9%
Dividend yield	—	—
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
The Company estimated the expected volatility upon historical volatility of its own stock price. The Company used U.S. Treasury rates in effect at the time of the grants for the risk-free rates.
As of December 31, 2009, the Company had $1,874,040 of unrecognized share-based compensation cost related to unvested share options, which it expects to recognize over a weighted-average period of 1.83 years.

TRINA SOLAR LIMITED
14.	TAX EXPENSE (BENEFIT)
The Company mainly operates in PRC and Hong Kong. In 2009, the Company established eight entities in various jurisdictions. Since all of these entities have minimal losses, no income tax provision has been provided in 2009.
Hong Kong
The Company’s fully-owned subsidiary, Top Energy International Limited (“TEI”) was subject to Hong Kong profit tax at a rate of 17.5% in 2007 and 16.5% in 2008 and 2009. No Hong Kong profit tax has been provided as TEI has not had assessable profit that was earned in or derived from Hong Kong during the years presented.
PRC
In 2007, Trina China was subject to Foreign Enterprise Income Tax (“FEIT”) on taxable income in accordance with the Enterprise Income Tax Law and the Income tax Law of the PRC concerning Foreign Investment Enterprise and Foreign Enterprises (Collectively “PRC Enterprise Income Tax Laws”). As a high technology enterprise registered in Changzhou and an export-oriented enterprise, Trina China was subject to a preferential FEIT rate of 12% in 2007.
Further, Trina China made several additional capital investments in 2007 and was granted a five year income tax holiday (two year exemption and three year 50% reduction) on taxable income derived from each additional capital investment. As a result, Trina China was subject to a blended FEIT rate of 4.92% in 2007.
Under PRC’s Enterprise Income Tax Law (“New EIT Law”), effective from January 1, 2008, domestically-owned enterprises and FIEs are subject to a uniform tax rate of 25%. In April 2009, the Company received notification from a PRC tax authority which revoked a previous approval for the tax holiday on taxable income related to registered capital contributions made in 2008. As a result, during the year ended December 31, 2009, the Company recorded additional income tax expense of $6,513,160 for taxable profit arising from Trina China subsequent to January 1, 2008.
Under the New EIT Law, the EIT rate shall be reduced to 15% for stated-encouraged High and New Technology Enterprises (“HNTE”). Trina China obtained a HNTE certificate in 2008 and was therefore entitled to a reduced EIT rate of 15% in 2008 and 2009.
The Company makes an assessment of the level of authority for each of its uncertain tax positions (including the potential application of interests and penalties) based on their technical merits, and has measured the unrecognized benefits associated with such tax positions. At December 31, 2007, 2008 and 2009, the amounts of gross unrecognized tax benefits were zero. The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

TRINA SOLAR LIMITED
14.	TAX EXPENSE (BENEFIT) — continued
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2004 through 2009 on non-transfer pricing matters, and from 1999 through 2009 on transfer pricing matters.
The provision for income taxes by tax jurisdictions for the years ended December 31, 2007, 2008 and 2009 is as follows:

	Years ended December 31,
	2007	2008	2009
	$	$	$
Profit (loss) from continuing operations before income tax:
PRC	37,357,505	77,879,740	135,683,290
Other jurisdictions	(3,702,196)	(11,909,933)	(13,403,209)

Total profit before income tax	33,655,309	65,969,807	122,280,081

Current tax expense (benefit):
PRC	(997,051)	8,051,558	35,248,557
Deferred tax benefit:
PRC	(709,662)	(3,442,023)	(10,552,726)

	(1,706,713)	4,609,535	24,695,831

A reconciliation between the provision for income tax computed by applying the applicable enterprise income tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2007	2008	2009

Applicable enterprise income tax rate	24.0%	25.0%	25%
Different tax rate in other jurisdiction	2.0%	4.7%	2.7%
Benefit of tax holiday	-23.6%	-21.1%	-11.1%
Tax credits for purchase of domestic equipment	-8.5%	-1.1%	—
Effect of different reversal rate	—	-9.4%	-1.6%
Effect of change in valuation allowance	-1.2%	8.9%	0.8%
Cancellation of preferential tax rate	—	—	4.7%
Tax effect of permanent differences	2.3%	—	-0.3%

	-5.0%	7.0%	20.2%

TRINA SOLAR LIMITED
14.	TAX EXPENSE (BENEFIT) — continued

The aggregate amount and per share effect of the tax holiday are as follows:

	Years ended December 31,
	2007	2008	2009
	$	$	$

The aggregate effect	$7,772,453	$13,896,436	$—
Per share effect—basic	$0.01	$0.01	$—
Per share effect—diluted	$0.01	$0.01	$—

The principal components of its deferred income tax assets are as follows:

	Years ended December 31,
	2007	2008	2009
	$	$	$
Deferred tax assets:
Bad debts provision and others	412,627	240,994	1,759,248
Deferred revenues	—	408,378	2,693,787
Accrued expenses	—	1,641,155	3,678,010
Long-term payables	—	—	4,352,416
Inventory write-down	297,055	4,842,997	4,086,801
Advance to suppliers provision	153,014	1,374,293	1,051,551
Warranty provision	1,121,534	2,807,489	5,255,845

Total deferred tax assets	1,984,230	11,315,306	22,877,658

Valuation allowance on deferred tax assets	(509,670)	(6,398,723)	(7,408,349)

Net deferred tax assets	1,474,560	4,916,583	15,469,309

Analysis as:
Current	379,667	2,109,095	5,543,246
Noncurrent	1,094,893	2,807,488	9,926,063

Total	1,474,560	4,916,583	15,469,309

Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. As of December 31, 2009, a valuation allowance of $7,408,349 has been recorded in order to measure only the portion of the deferred tax asset that more likely than not will be realized.
Undistributed earnings of the Company’s foreign subsidiaries of approximately $226.1 million at December 31, 2009 are considered to be indefinitely reinvested and accordingly, no provision for income taxes has been provided.

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
The amount of the non-distributable general reserve fund was $5,627,369, $14,212,644 and $25,311,389 as of December 31, 2007, 2008 and 2009, respectively. The amount of the welfare fund and bonus fund was $Nil as of December 31, 2007, 2008 and 2009, respectively, as the Board of Directors elected not to make any appropriations to this fund.
The amount that is not subject to restrictions, and which may be transferred from Trina China in the form of dividends, loans or advances, is $48,925,012, $126,192,486 and $226,081,199 as of December 31, 2007, 2008 and 2009, respectively.
As a result of these PRC laws and regulations, the Company’s PRC subsidiary is restricted in its ability to transfer the registered capital and general reserve fund to Trina in the form of dividends, loans or advances and the restricted portion amounted to $125,022,369, $204,212,644 and $410,311,389 as of December 31, 2007, 2008 and 2009, respectively.
16.	RELATED PARTY TRANSACTIONS AND BALANCES
Related party balances
The amounts due from related parties ($613,925, $Nil and $Nil as of December 31, 2007, 2008 and 2009, respectively) include cash advances to Changzhou Youze S&T Co., Ltd., which is controlled by Mr. Weizhong Wu, the brother of Ms. Chunyan Wu, for procurement of wafers.

TRINA SOLAR LIMITED
16.	RELATED PARTY TRANSACTIONS AND BALANCES — continued
Related party transactions
In 2007, 2008 and 2009 Trina China purchased wafers for a total price of RMB905,520 (US$123,966), RMB79,416,882 (US$ 11,500,242) and RMB36,980,734 (US$5,415,446), respectively, from Changzhou Youze S&T Co., Ltd., a company controlled by Mr. Weizhong Wu, the brother of Ms. Chunyan Wu. The transactions were approved by the audit committee.
In 2007, Jiangsu Jiuzhou Investment Group Co., Ltd., a company controlled by Mr. Canfang Liu, beneficial shareholder of the Company, provided guarantees for bank borrowings and letters of credit of Trina China. A guarantee fee of 2% per annum was charged to Trina, amounting to $530,063 during the year ended December 31, 2007. All expenses were paid prior to December 31, 2007.
In January 2008, Changzhou Hengtai Investment Guarantee Co., Ltd. provide a guarantee up to the RMB90 million ($13.2 million) for the borrowings under a revolving credit facility agreement with a bank, which expired on August 15, 2008. Mr. Jifan Gao and Ms. Chunyan Wu jointly provided a counter-guarantee against the guarantee.
Mr. Jifan Gao and his wife, Ms Chunyan Wu, have guaranteed repayment of the Facility (see Note 10), under which $182,516,037 was outstanding as of December 31, 2009.
17.	COMMITMENTS AND CONTINGENCIES
a)	Capital commitments
As of December 31, 2009, the Company’s commitments to purchase property, plant and equipment is approximately $118.9 million associated with the expansion of the Company’s solar module business.
b)	Materials purchase commitments
As of December 31, 2009, the Company had entered into certain long-term silicon procurement contracts, under which the Company agreed to purchase silicon materials in an aggregate amount of approximately $4.7 billion over the next four to seven years.
c)	Operating lease commitments
The Company had operating lease agreements principally for its office properties in the PRC. The Company’s lease expense was $582,786, $279,733 and $827,707 for the years ended December 31, 2007, 2008 and 2009, respectively.
Future minimum lease payments are as follows:

Year ending December 31,
2009	222,436
2010	604,771

Total	827,207

TRINA SOLAR LIMITED
17.	COMMITMENTS AND CONTINGENCIES — continued
d)	Contingencies
As of December 31, 2005, the Company was contingently liable to the local government with respect to accumulated under-payment of social insurance and employee welfare benefits which were estimated to be $94,894 and recognized as a liability of the Company. In 2006, the Company settled with the local government authority that indicated no further penalty would be charged to the Company in relation to the outstanding payments. However, as of December 31, 2009, the Company might still be subject to fines or penalties for the underpayment in past years. Mr. Jifan Gao has agreed to indemnify the Company against any future loss or penalty for such past non-compliance.
As of December 31, 2005, the Company was contingently liable to the local government for commencing construction of buildings without acquiring all required construction and environmental permits. The Company obtained all of the outstanding permits in 2006. However, as of December 31, 2009, the Company might still be subject to fines or penalties for non-compliance in past years. Mr. Jifan Gao has agreed to indemnify the Company against any future economic loss or penalty as a result of such non-compliance.
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
Prior to electing to discontinue its aluminum siding business, the Company was operating in three operating segments, namely solar modules, siding and solar system integration. The Company elected to discontinue the siding business in 2006 and operated its business under the two remaining segments, the operating results of which were reviewed by the chief operating decision maker (“CODM”), which is the chief executive officer of the Company. Given the reduction in the solar system integration business, during 2008 the Company changed the way managing business therefore the presentation of operating results that are reviewed by the CODM was modified. The Company now operates in a single reportable business segment which is comprised of the production of mono- and multi-crystalline silicon ingots, wafers, cells and related products and the subsequent assembly and marketing of solar modules, which are panels packed with interconnected solar cells that convert sunlight into electricity.

TRINA SOLAR LIMITED
18.	SEGMENT INFORMATION — continued
The following table summarizes the Company’s net revenues generated from different geographic locations:

	Years ended December 31,
	2007	2008	2009
	$	$	$
Europe:
- Germany	94,732,766	198,529,460	286,219,970
- Spain	120,831,232	270,548,479	101,849,024
- Italy	54,694,747	149,684,950	166,062,299
- Belgium	—	114,418,063	173,422,962
- Others	21,041,085	22,222,876	60,598,197

Europe Total	291,299,830	755,403,828	788,152,452
China	6,373,106	30,390,236	24,434,338
Mongolia	1,458,774	—	79,848
South Africa	—	—	—
Others	2,687,487	46,106,788	32,468,937

Total net revenues	301,819,197	831,900,852	845,135,575

All the identifiable assets of the Company are located in the PRC.
19.	MAJOR CUSTOMERS AND SUPPLIERS
The following table summarizes customers which contributed greater than 10% of net revenue or accounts receivable:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2007	2008	2009	2007	2008	2009
	$	$	$	$	$	$

Company A	44,731,992	81,265,961	473,670	—	—	—
Company B	—	58,430,433	80,339,735	—	55,796,138	35,086,664

TRINA SOLAR LIMITED
19.	MAJOR CUSTOMERS AND SUPPLIERS — continued
The following table summarizes suppliers which contributed to greater than 10% of total advances to suppliers:

	Advance to suppliers
	December 31,
	2007	2008	2009
	$	$	$
Company I	—	62,810,715	60,909,170
Company II	16,647,408	16,111,053	15,867,279
Company III	14,400,000	24,000,000	21,600,000
Company IV	13,690,004	15,907,300	14,269,020
Company V	11,550,000	—	—
Company VI	10,350,000	5,875,000	—
Company VII	—	—	17,744,468
20.	SUBSEQUENT EVENTS
On January 19, 2010, the Company effected a 2-to-1 stock split, such that fifty ordinary shares are now equivalent to one ADS. The Company has reflected the split for all periods presented in the accompanying consolidated financial statements.
On January 11, 2010, Trina Solar (Luxembourg) S.A.R.L. (“Trina Luxembourg”) entered into a fifteen-year bank credit facility with a bank under which Trina Luxembourg can borrow up to Euro 100,000,000 during the term of the facility. The facility expires on March 15, 2015 and must be fully drawn down within one year commencing on March 15, 2010. The interest rate for borrowings drawn under the credit facility is the six-month Euro Interbank Offered Rate (“EURIBOR”) plus 300 basis points. The Company is required to obtain approval from the lenders if Trina Luxembourg (1) disposes of an individual asset in excess of 10% its total assets or (2) provides guarantees in excess of Euro 15,000,000 or 50% of its net assets. The repayment of the credit facility is guaranteed by Trina China. Trina Luxembourg can only use amounts drawn down under the credit facility to finance its business activities associated with solar power projects.

TRINA SOLAR LIMITED
Appendix 1
Subsidiaries of Trina
The following table sets forth information concerning Trina’s subsidiaries:

	Place and date	Attributable
	of incorporation/	equity
Name of company	establishment	interest held	Principal activity

Changzhou Trina Solar Energy Co., Ltd.	PRC December 26, 1997	100%	Manufacturing and trading solar modules

Top Energy International Limited	Hong Kong July 18, 2006	100%	Procuring silicon and arranging tolling manufacturing

Trina Solar Korea Limited	Korea September 22, 2008	100%	Sales and marketing modules in Korea

Trina Solar (Singapore) Pte. Ltd.	Singapore August 4, 2009	100%	Investing and trading solar power projects

Trina Solar (Luxembourg) S.A.R.L.	Luxembourg June 26, 2009	100%	Investing and trading solar power projects

Trina Solar (U.S.) Inc.	U.S.A September 3, 2009	100%	Sales and marketing modules in United States of America

Trina Solar (U.S.) Holding Inc.	U.S.A September 8, 2009	100%	Investment holding

Trina Solar (Germany) GmbH	Germany June 25, 2009	100%	Sales and marketing modules in Germany

Trina Solar (Switzerland) Ltd.	Switzerland November 13, 2009	100%	European sales center

Trina Solar (Luxembourg) Holdings S.A.R.L.	Luxembourg November 6, 2009	100%	Investment holding

Trina Solar (Spain) S.L.	Spain December 15, 2009	100%	Sales and marketing modules in Spain

Trina Solar (Italy) S.r.l.	Italy December 21, 2009	100%	Sales and marketing modules in Italy

Fotosolare Quarta S.r.l,	Italy December 5, 2009	Variable interest	Developing solar power project Entity

TRINA SOLAR LIMITED
Additional Information — Financial Statement Schedule I
These financial statements have been prepared in conformity with Accounting Principles
Generally Accepted in the United States
TRINA SOLAR LIMITED
NOTES TO SCHEDULE I
Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Trina’s consolidated and unconsolidated subsidiaries not available for distribution to Trina as of December 31, 2007, 2008 and 2009 of US$125,022,369, $204,212,644 and $410,311,389 respectively, exceeded the 25% threshold. The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.
Guarantee
As of December 31, 2009, Trina Solar Limited (“TSL”) was the guarantor for Trina China’s five-year Facility, which amounted to $182.5 million as of December 31, 2009 (see Note 10).

TRINA SOLAR LIMITED
BALANCE SHEETS
(In U.S. dollars)

	As of December 31,
	2007	2008	2009
	$	$	$
ASSETS
Current assets:
Cash and cash equivalents	20,749,062	976,882	100,836,223
Investment in securities	—	—	4,034,296
Other receivables	302,092	574,718	481,417

Total current assets	21,051,154	1,551,600	105,351,936
Deferred convertible bond issuance cost	—	1,710,214	1,160,999
Amount due from group companies	155,826,973	223,938,675	63,665,428
Investment in subsidiaries	192,801,248	343,897,225	651,028,292

TOTAL ASSETS	369,679,375	571,097,714	821,206,655

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	2,190,570	4,793,149	8,858,977

Total current liabilities	2,190,570	4,793,149	8,858,977
Convertible note payable	—	133,248,054	135,122,565

Total liabilities	2,190,570	138,041,203	143,981,542

Shareholders’ equity:
Ordinary shares ($0.00001 par value; 5,000,000,000 shares authorized, 2,552,940,486, 2,958,183,059 and 3,486,901,296 shares issued and outstanding as of December 31, 2007, 2008 and 2009, respectively)	25,533	29,581	34,869
Additional paid-in capital	304,877,619	308,898,326	455,453,178
Retained earnings	51,352,188	112,712,460	210,296,710
Accumulated other comprehensive income	11,233,465	11,416,144	11,440,356

Total shareholders’ equity	367,488,805	433,056,511	677,225,113

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	369,679,375	571,097,714	821,206,655

TRINA SOLAR LIMITED
STATEMENTS OF OPERATIONS
(In U.S. dollars)

	Year ended December 31,
	2007	2008	2009
	$	$	$

Operating expenses
Selling expenses	1,369,719	1,742,429	2,722,092
General and administrative expenses	5,922,767	7,156,768	8,337,343
Research and development expenses	546,512	257,948	396,239

Total operating expenses	7,838,998	9,157,145	11,455,674

Operating (loss) and gain	(7,838,998)	(9,157,145)	(11,455,674)

Interest expense	—	(3,740,207)	(7,949,517)
Interest income	1,911,519	544,325	113,857
Equity in earnings of subsidiaries	41,657,417	73,713,299	116,875,584

Income before income taxes	35,729,938	61,360,272	97,584,250
Tax expense	—	—	—

Net Income	35,729,938	61,360,272	97,584,250

TRINA SOLAR LIMITED
STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Year ended December 31,
	2007	2008	2009
	$	$	$
Operating activities:
Net income	35,729,938	61,360,272	97,584,250
Equity in earnings of subsidiaries	(41,657,417)	(73,713,298)	(116,403,409)

Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,740,388	4,024,780	4,278,502
Changes in operating assets and liabilities:
Other payable	—	(1,220,549)	6,782,686
Other receivable	(197,102)	(272,651)	(30,264)
Accrued expenses	(371,220)	3,823,128	(2,716,858)
Amortization of convertible bond issuance costs	—	1,162,141	2,547,382

Net cash used in operating activities	(4,755,413)	(4,836,177)	(7,957,711)

Investing activities:
Investment in subsidiaries, net of cash acquired	(80,000,000)	(77,200,000)	(190,807,123)
Amounts due from group companies	(144,679,631)	(68,111,702)	156,342,628

Net cash used in investing activities	(224,679,631)	(145,311,702)	(34,464,495)

Financing activities:
Proceeds from issuance of convertible notes payable, net of issuance costs	—	130,375,699	—
Proceeds from issuance of restricted shares to employees	208	—	744,732
Proceed from issuance of ordinary shares, net of issuance costs	163,470,704	—	141,536,815

Net cash provided by financing activities	163,470,912	130,375,699	142,281,547

Net change in cash and cash equivalents	(65,964,132)	(19,772,180)	99,859,341

Cash and cash equivalents at the beginning of the year	86,713,194	20,749,062	976,882

Cash and cash equivalents at the end of the year	20,749,062	976,882	100,836,223

* * * * *