Form 20-F
period 2010-12-31
Trina Solar LTD
filed 2011-04-18
CIK 1382158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

Terry Wang, Chief Financial Officer
Thomas Young, Senior Director, Investor Relations
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
Tel: (+86) 519 8548 2008
Fax: (+86) 519 8517 6023
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
3,969,986,404 ordinary shares, par value $0.00001 per share, as of December 31, 2010.
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

INTRODUCTION
Unless the context otherwise requires, in this annual report on Form 20-F:
•	“We,” “us,” “our,” and “our company” refer to Trina Solar Limited, its predecessor entities and its subsidiaries;
•	“Trina” refers to Trina Solar Limited;
•	“Trina China” refers to Changzhou Trina Solar Energy Co., Ltd.;
•	“ADSs” refers to our American depositary shares, each of which represents 50 ordinary shares;
•	“ADRs” refers to the American depository receipts, which, if issued, evidence our ADSs;
•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau;
•	“RMB” or “Renminbi” refers to the legal currency of China, “$” or “U.S. dollars” refers to the legal currency of the United States, and “€” or “Euro” refers to the legal currency of the European Union; and
•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.00001 per share.
Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.
Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010.
This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.6000 to $1.00, the noon buying rate in effect on December 31, 2010 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On April 8, 2011, the noon buying rate was RMB6.5350 to $1.00.
We completed the initial public offering of 5,300,000 ADSs on December 22, 2006. On December 19, 2006, we listed our ADSs on the New York Stock Exchange under the symbol “TSL.” On November 22, 2010, our ADRs started trading on the Singapore Exchange GlobalQuote Board under the symbol “K3KD.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not Applicable.

Item 2.	Offer Statistics and Expected Timetable
Not Applicable.

Item 3.	Key Information
A. Selected Financial Data
The following selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.
Our selected consolidated statements of operations data for the years ended December 31, 2006 and 2007 and our consolidated balance sheets as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2006	2007	2008(1)	2009(1)	2010
	(in thousands, except for share, per share, operating data and percentages)

Consolidated Statement of Operations Data
Net revenues	$114,500	$301,819	$831,901	$845,136	$1,857,689
Cost of revenues	84,450	234,191	667,459	607,982	1,273,328

Gross profit	30,050	67,628	164,442	237,154	584,361

Operating expenses:
Selling expenses	2,571	11,019	20,302	30,940	75,677
General and administrative expenses	8,656	17,817	41,114	65,406	72,711
Research and development expenses	1,903	2,805	3,039	5,439	18,625

Total operating expenses	13,130	31,641	64,455	101,785	167,013

Income from continuing operations	16,920	35,987	99,987	135,369	417,348
Foreign exchange gain (loss)	—	(1,999)	(11,802)	9,958	(36,156)
Interest expense	(2,137)	(7,551)	(24,558)	(27,095)	(33,952)
Interest income	261	4,810	2,944	1,667	2,590
Gain (loss) on change in fair value of derivative	—	854	(1,067)	(1,590)	9,476
Other (expense) income	(82)	1,554	(156)	2,613	216

Income before income taxes	14,962	33,655	65,348	120,922	359,522
Income tax (expense) benefit	(1,788)	1,707	(4,609)	(24,696)	48,069

Net income from continuing operations	13,174	35,362	60,739	96,226	311,453
Net Income (loss) from discontinued operations	(753)	368	—	—	—

Net income	$12,421	$35,730	$60,739	$96,226	$311,453

	Year Ended December 31,
	2006	2007	2008(1)	2009(1)	2010
	(in thousands, except for share, per share, operating data and percentages)

Earnings per ordinary share from continuing operations:
Basic	0.01	0.02	0.02	0.04	0.09
Diluted	0.01	0.02	0.02	0.03	0.08
Earnings per ADS from continuing operations(2):
Basic	0.49	0.76	1.23	1.77	4.58
Diluted	0.48	0.75	1.20	1.69	4.18
Earnings per ordinary share:
Basic	0.01	0.02	0.02	0.04	0.09
Diluted	0.01	0.02	0.02	0.03	0.08
Earnings per ADS(2):
Basic	0.46	0.77	1.23	1.77	4.58
Diluted	0.45	0.76	1.20	1.69	4.18
Weighted average ordinary shares outstanding:
Basic	1,038,316,484	2,339,799,657	2,501,202,680	2,724,185,761	3,402,701,503
Diluted	1,058,483,593	2,370,685,156	2,690,723,390	3,131,505,181	3,833,713,796
Weighted average ADS outstanding(2):
Basic	20,766,330	46,795,994	50,024,054	54,483,715	68,054,030
Diluted	21,169,672	47,413,704	53,814,468	62,630,104	76,674,276

Consolidated Financial Data
Gross margin	26.2%	22.4%	19.8%	28.1%	31.5%
Net margin of continuing operations	11.5%	11.7%	7.3%	11.4%	16.8%
Consolidated Operating Data
PV modules shipped (in MW)	27.4	75.9	201.0	399.0	1,057.0
Average selling price ($/W)	$3.98	$3.80	$3.92	$2.10	$1.75

	As of December 31,
	2006	2007	2008(1)	2009(1)	2010
	(in thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents	$93,380	$59,696	$132,224	$406,058	$752,748
Restricted cash	5,004	103,375	44,991	72,006	38,035
Inventories	32,230	58,548	85,687	81,154	79,126
Accounts receivable, net	29,353	72,323	105,193	287,950	377,317
Total current assets	197,801	342,402	419,883	927,517	1,415,139
Property, plant and equipment, net	51,419	197,124	357,594	476,858	571,467
Total assets	251,745	600,674	940,116	1,548,698	2,132,089
Short-term borrowings	71,409	163,563	248,558	267,428	158,652
Accounts payable	9,147	42,691	62,504	186,535	188,000
Total current liabilities	88,068	220,485	335,714	515,401	600,070
Accrued warranty costs	1,400	4,486	12,473	21,023	38,711
Long-term borrowings	5,122	8,214	14,631	182,516	299,977
Total shareholders’ equity	157,154	367,489	436,501	679,312	1,173,647
Total liabilities and shareholders’ equity	$251,745	$600,674	$940,116	$1,548,698	2,132,089

(1)
On January 10, we adopted ASC 470-20 (former EITF 09-1, “Accounting for Own Share Lending Agreements in Contemplation of Convertible Debt Issuance or Other Financing”), which resulted in additional interest expenses of $621,246 and $1,357,813 in 2008 and 2009, respectively. Please see Note 20 to our consolidated financial statements for more details.

(2)	Reflects ADS ratio change effective January 2010.
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors
Risks Related to Our Company and Our Industry
As polysilicon supply increases, the corresponding increase in the global supply of photovoltaic (PV) modules may cause substantial downward pressure on the price of such products and reduce our revenues and earnings.
Polysilicon is an essential raw material used in the production of solar cells and modules. Prior to the second half of 2008, there was an industry-wide shortage of polysilicon, primarily as a result of the growing demand for solar power products. According to Solarbuzz, an independent solar energy research and consulting firm, the average long-term supply contract price of polysilicon increased from approximately $60-$65 per kilogram delivered in 2007 to $60-$75 per kilogram in 2008. In addition, according to Solarbuzz, spot prices for solar grade polysilicon were in the range of $230-$375 per kilogram for most of the first half of 2008 and rose to a peak of $450-$475 per kilogram by mid-2008. Increases in the price of polysilicon have in the past increased our production costs, and any significant price increase in the future may adversely impact our business and results of operations. Due to the historical scarcity of polysilicon, supply chain management and financial strength were the key barriers to entry. Beginning in late 2008, however, newly available polysilicon capacity has resulted in an increased supply of polysilicon, which created a downward pressure on the price of polysilicon. According to Solarbuzz, the average price range of long-term polysilicon supply contracts decreased to $52-$57 per kilogram by the fourth quarter of 2010, and spot prices for solar grade polysilicon decreased to $75-$85 per kilogram by the end of 2010. Decreases in polysilicon prices and corresponding increases in PV module production would result in substantial downward pressure on the price of PV modules. The average selling price per watt of our PV modules, for example, has decreased from $3.92 per watt in 2008 to $2.10 per watt in 2009 and $1.75 per watt in 2010. Such price reductions could have a negative impact on our revenues and earnings, and materially and adversely affect our business and results of operations.

In addition, the price of polysilicon may not continue to decline or remain at its current levels. Increases in the price of polysilicon have in the past increased our cost of revenues, and any significant price increase in the future may adversely impact our business and results of operations. We purchase polysilicon from a limited number of international and domestic suppliers. Consistent with market practice, our medium and long-term supply contracts generally contain price adjustment provisions that offer both parties the right to adjust contract price when the fluctuation of market price during a specified period has exceeded a threshold as agreed to by both parties. If the market price of polysilicon increases significantly in the future, our counterparties will be able to renegotiate contract prices with us based on the then market price. If there is a significant increase in polysilicon price and the contract prices are renegotiated, our cost of revenues may be materially adversely affected. If such polysilicon price increase cannot be passed onto our customers by increasing the price of modules, our margins may also be materially adversely affected. We cannot assure you that our polysilicon procurement strategy will be successful in ensuring an adequate supply of polysilicon at commercially viable prices to meet our solar module production requirements.
We may be adversely affected by volatile market and industry trends, in particular, the demand for our solar power products may decline, which may reduce our revenues and earnings.
We are affected by solar energy market and industry trends. In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis. As a result, increased manufacturing capacity combined with decreased demand and prices of polysilicon and reclaimable silicon raw materials caused a decline in the prices of solar power products. As the effect of the global economic crisis subsided through 2009, the combination of increased availability of financing for downstream buyers, decreased average selling prices of solar power products and deadlines for cuts in feed-in tariffs contributed to an overall increase in demand during the second half of 2009 and 2010 for solar power products. However, if demand for solar power products declines again and the supply of solar power products continues to grow, the average selling price of our products will be materially and adversely affected.
Currently, we have an annual manufacturing capacity of ingots and wafers of approximately 750 MW and cells and modules of approximately 1,200 MW. We plan to increase our annual manufacturing capacity of ingots and wafers to approximately 1.2 GW and cells and modules to approximately 1.9 GW in the second half of 2011. However, if demand for our solar power products does not increase proportionally with our manufacturing capacity, we may not be able to benefit from intended economies of scale and our business and results of operations may be materially and adversely affected.

Additionally, the demand for solar power products is influenced by macroeconomic factors such as global economic conditions, the supply and prices of other energy products such as oil, coal and natural gas, and government regulations and policies concerning the electric utility industry. A decrease in oil prices, for example, may reduce demand for investment in alternative energy. Global economic conditions, which affect the availability of financing, may also contribute to the demand for solar power products and the number of solar project. If these negative market and industry trends occur and the price of PV modules continues to decrease as a result, our business and results of operations may be materially and adversely affected.
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
Due to the industry-wide shortage of polysilicon experienced prior to 2009, we have purchased polysilicon using short-term, medium-term and long-term contracts from a limited number of international and domestic suppliers. From the fourth quarter of 2008, the price of polysilicon decreased rapidly due to the increased supply of polysilicon resulting from intensive investments in silicon manufacturing. As a result of such decrease in polysilicon prices in the market in late 2008 and early 2009, we renegotiated most of our medium-term and long-term contracts to reduce the purchase price, thereby reducing our costs. However, if the prices under our amended medium-term or long-term supply agreements continue to be higher than the market prices, we may be placed at a competitive disadvantage compared to our competitors, and our earnings could decline. In addition, if demand for our PV modules decreases and such supply agreements require us to purchase more polysilicon than required to meet our actual customer demand over time, we may incur costs associated with carrying excess inventory. To the extent we are not able to pass these increased costs and expenses on to our customers, our business, cash flows, financial condition and results of operations may be materially and adversely affected.

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
However, in September 2008, the Spanish government introduced a cap of 500 megawatts, or MW, for the feed-in tariff in 2009, which has resulted in limiting demand in the grid-connected market in Spain. Additionally, in December 2010, the Spanish government introduced a decree that reduced the maximum allowable annual operating hours for which PV systems could earn feed-in-tariff payments, applicable to both new and existing installations. In 2009, the German government reduced solar feed-in tariffs by 9%. In January, July and October of 2010, Germany introduced further solar feed-in tariffs reductions of approximately 24–26% for rooftop systems and 20–25% for ground-based systems. In addition, further mid-year tariff cuts are being discussed for 2011, which may result in a significant fall in the price of PV products to support continued demand. In 2008, 2009 and 2010, Germany accounted for 23.9%, 33.9% and 24.1% of our net revenues, respectively, based on record country of sales. In 2008, 2009 and 2010, Spain accounted for 32.5%, 12.1% and 21.8% of our net revenues, respectively, based on record country of sales. We believe that uncertainty in political and policy developments may lead to increased competition among solar manufacturers. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenues to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.
Demand for our products may be adversely affected by the effect of the current economic and credit environment on our customers.
The United States and international economies have experienced a period of slow economic growth. Near-term economic recovery remains uncertain. In particular, the credit and housing crises, terrorist acts and similar events, continued turmoil in the Middle East or war in general could contribute to a slowdown of the market demand for products that require significant initial capital expenditures, including demand for solar power products. For example, global economics, capital markets and credit disruptions have resulted in slower investments in new installation projects that make use of solar power products. Existing projects have also been delayed as a result of the credit crisis and other disruptions. If the economic recovery slows down as a result of the economic turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our solar power products, which may harm our operating results.

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
The market for solar power products is competitive and fast evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. We compete with other PV module manufacturing companies such as Sharp Electronic Corporation, Suntech Power Holdings Co., Ltd., Yingli Green Energy Holding Co., Ltd., Mitsubishi Electric Corporation and GCL Solar Energy Technology Holdings Inc. Some of our competitors have also become vertically integrated, from polysilicon production, silicon ingot and wafer manufacturing to solar power system integration, such as Renewable Energy Corporation ASA, SolarWorld AG and Canadian Solar Inc. Some of our competitors may have a stronger market position than ours, more sophisticated technologies and products, and larger resources and better name recognition than we have. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs.
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
We currently sell a significant portion of our PV modules to a limited number of customers. In 2008, 2009 and 2010, sales to our top five customers accounted for approximately 41.9%, 36.9% and 24.9%, respectively, of our total net revenues. Our top customer contributed approximately 9.5% of our net revenues in 2010. Sales to our customers are typically made through non-exclusive, short-term arrangements. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:
•	reduction, delay or cancellation of orders from one or more of our significant customers;
•	selection of competing products by one or more of our significant customers;
•	loss of one or more of our significant customers due to disputes, dissatisfaction with our products or otherwise and our failure to attract additional or replacement customers; and
•	failure of any of our significant customers to make timely payment for our products.
We are exposed to the credit risk of these customers, some of which are new customers with whom we have not historically had extensive business dealings. Starting in February 2009, all of our overseas sales have been insured by China Export & Credit Insurance Corporation, or Sinosure. As of December 31, 2010, $361.2 million, or 95.7% of total accounts receivable, was insured by Sinosure. The amount of insurance coverage for each transaction is based on a rating assigned by Sinosure to the customer based on such customer’s credit history. However, we cannot assure you that all our accounts receivable are sufficiently covered. The failure of any of these significant customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

The practice of requiring customers to make advance payments when they place orders with us has declined, and we have experienced and will continue to experience increased needs to finance our working capital requirements and are exposed to increased credit risk.
We have historically required our customers to make an advance payment of a certain percentage of their orders, a business practice that helped us to manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. In line with market trends, this practice of requiring our customers to make advance payments is on the decline, which in turn has increased our need to obtain additional short-term borrowings to fund our working capital requirements. In 2011, we believe a majority of our revenues will be derived from credit sales, generally with payment schedules due according to negotiated contracts. In addition, some of our customers pay us through drawn upon acceptance, open account and letter of credit terms, which typically take 90 to 120 days to process in order for us to be paid. Despite the more lenient payment terms, any of our customers may fail to meet their payment obligations, especially due to the global economic crisis and the resulting decrease in the availability of financing, which would materially and adversely affect our financial position, liquidity and results of operations.
We have significant outstanding bank borrowings and capital expenditure needs, and we may not be able to arrange adequate financing when our outstanding borrowings mature or when capital expenditures are required.
We typically require a significant amount of cash to fund our operations, especially prepayments or loans to suppliers to secure our polysilicon supply requirements. We also require a significant amount of cash to meet future capital requirements, including the expansion of our PV product manufacturing facilities and research and development activities in order to remain competitive. Future acquisitions, expansions, market changes or other developments may cause us to require additional funds. As of December 31, 2010, we had $752.7 million in cash and cash equivalents, $38.0 million in restricted cash and $458.6 million in outstanding borrowings, of which approximately $158.7 million was due within one year. Additionally, holders of our convertible senior notes may require us to repurchase all or a portion of the notes on July 15, 2011 or upon certain change in control events. We might not be able to obtain extensions of these borrowings in the future as they mature. In the event that we are unable to obtain extensions of these borrowings, or if we are unable to obtain sufficient alternative funding at reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. In addition, we estimate that our capital expenditures will be approximately $380 million in 2011 for capacity expansion. Our business might not generate sufficient cash flow from operations to repay these borrowings, some of which are secured by significant amounts of our assets, and at the same time fund our capital expenditures. In addition, repaying these borrowings and capital expenditures with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth, and may have a material adverse effect on our business, financial condition and future prospects. If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may decrease materially. Moreover, future turmoil in the credit markets and the potential impact on the liquidity of financial institutions may have an adverse effect on our ability to fund our business through borrowings, under either existing or newly created instruments in the public or private markets on terms that we believe to be reasonable, if at all. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and market price of ADSs and could require us to delay or abandon critical development plans.

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
Currently, we have an annual manufacturing capacity of ingots and wafers of approximately 750 MW and cells and modules of approximately 1,200 MW. We plan to increase our annual manufacturing capacity of ingots and wafers to approximately 1.2 GW and cells and modules to approximately 1.9 GW in the second half of 2011. We will determine the magnitude of increases taking into account market visibility in both customer demand and the commercial lending environment to finance PV system installations in our respective sales markets, as well as our strategy to expand prudently while preserving liquidity. Accordingly, we cannot assure you that we will not revise our capacity expansion plan after we finalize our review. If we fail to implement our plan as expected, experience a delay in the ramp up or fail to achieve our targeted yields, our business and results of operations may be materially and adversely affected.
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
Problems with product quality or product performance could damage our reputation, or result in a decrease in customers and revenues, unexpected expenses or loss of market share, and may cause us to incur significant warranty expenses.
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
In the past, our PV modules were typically sold with a two-year warranty for defects in materials and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. In 2009, we extended the warranty for defects in materials and workmanship from two years to five years. We believe our warranty periods are consistent with industry practice. We have only begun to sell PV modules since November 2004. Although we conduct accelerated reliability testing of our PV modules, our PV modules have not been and cannot be tested in an environment simulating the 25-year warranty period. As a result, we may be subject to unexpected warranty expense and associated harm to our financial results for as long as 25 years after the sale of our products. Our warranty provision for the years ended December 31, 2008, 2009 and 2010 were $8.0 million, $8.5 million and $17.9 million, respectively. Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

We may not be successful in the commercial production of new products, which could adversely affect our business and prospects.
We may develop and produce new products from time to time, such as high-efficiency square monocrystalline modules, colored modules for architectural applications and larger sized modules for utility grid applications. We may be unable to generate sufficient customer demand for our new products if we are unable to develop and produce new products in a cost-effective manner with the expected performance. If we fail to generate demand for our new products, our business and prospects may be adversely affected and we may be unable to recoup our investment in the development and production of such products.
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
The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Market data on the solar power industry are not as readily available as those for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products in our targeted markets, including Germany, Italy, Spain, Belgium, the United States, Australia, India, Israel, China, the Czech Republic, France, Japan and South Korea, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:
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
The solar power market is characterized by evolving technologies and standards that result in improved features, such as more efficient and higher power output, improved aesthetics and smaller size. This requires us to develop new solar power products and enhance existing products to keep pace with evolving technologies and changing customer requirements. A variety of competing solar technologies that other companies may develop could prove to be more cost-effective and have better performance than our technologies. For example, thin-film technologies are competing technologies in the solar power industry. According to Solarbuzz, in 2010, thin-film technologies represented 13.5% of the solar market, compared to 86.5% for crystalline technology. Thin-film technologies allow for lower production costs for solar cells by using lower amounts of semiconductor materials. Thin-film solar cells generally have a lower conversion efficiency rate than crystalline solar cells.
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

In particular, the manufacturing processes for producing polysilicon employ processes that generate toxic waste products, including the highly volatile and highly toxic substance silicon-tetrachloride. We purchase our polysilicon from our suppliers in the United States, Europe, South Korea and China. If any of our suppliers fails to comply with environmental regulations for the production of polysilicon and the discharge of the highly toxic waste products, we may face negative publicity which may have a material adverse effect on our business and results of operations. Furthermore, if any of our suppliers are forced to suspend or shut down production due to violations of environmental regulations, we may not be able to secure enough polysilicon for our production needs on commercially reasonable terms, or at all.
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
In 2008, 2009 and 2010, we sold approximately 96.3%, 97.1% and 96.2%, respectively, of our products to customers outside of China. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:
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
We may be exposed to intellectual property infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.
Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual issues and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacturing and sale of our products or the use of our technologies. Protracted litigations could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

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
Our management has concluded that our internal control over financial reporting is effective as of December 31, 2010. See “Item 15. Control and Procedures.” If we fail to maintain effective internal control over financial reporting in the future, it could result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. We have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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
The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. However, from July 2008 until June 2010, the RMB traded stably within a narrow range against the U.S. dollar. In June 2010, the People’s Bank of China announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. We cannot predict how this new policy will impact the RMB exchange rate.
Most of our sales are denominated in Euros, with the remainder in U.S. dollars, while a substantial portion of our costs and expenses is denominated in Renminbi, with the remainder in U.S. dollars. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, may affect our net profit margins and could result in fluctuations in foreign currency exchange and operating gains and losses. We had a foreign exchange loss of approximately $36.2 million in 2010. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant fluctuation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares. As a large proportion of our revenues are paid to us in Euros, fluctuation between the Euro and the RMB may also have a material effect on our results of operations.
Starting from October 2008, we have entered into a series of foreign currency forward contracts with several commercial banks to hedge our exposure to foreign currency exchange risk. As of December 31, 2010, we had foreign currency forward contracts with a total contract value of approximately €985.8 million ($1,310.8 million). We do not use foreign currency forward contracts to hedge all of our foreign currency denominated commitments. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.
Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2010. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10, “Additional Information—Taxation—United States Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See Item 10, “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
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
We conduct substantially all of our operations through Trina China. Our ability to make distributions or other payments to our shareholders depends on payments from Trina China, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to Trina China and its articles of association, Trina China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of these reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2010, these general reserves amounted to $41.3 million, accounting for 9.1% of the registered capital of Trina China. In addition, under the Enterprise Income Tax Law and its Implementation Regulations, or the new EIT Law, which became effective January 1, 2008, dividends from Trina China to us are subject to a 10% withholding tax to the extent that we are considered a non-resident enterprise under the new EIT Law. See “—Our business benefits from certain PRC government tax incentives, and the expiration of, or changes to, these incentives could have a material adverse effect on our results of operations” and “Item 4. Information on the Company—Regulation—Tax.” Furthermore, if Trina China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.
Certain portions of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, foreign currency under current account transactions such as dividend payments and trade-related transactions are generally convertible. Accordingly, Trina China is able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, the PRC government could take further measures in the future to restrict access to foreign currencies for current account transactions.
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
SAFE regulations may limit our ability to finance our PRC subsidiaries effectively and affect the value of your investment and may make it more difficult for us to pursue growth through acquisition.
If we finance our PRC subsidiaries through additional capital contributions, the Ministry of Commerce in China or its local counterpart must approve the amount of these capital contributions. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC unless otherwise provided by laws and regulations. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to contribute additional capital to fund our PRC operations may be negatively affected, which could materially adversely affect our liquidity and our ability to fund and expand our business.

Our business benefits from certain PRC government tax incentives, and expiration of, or changes to, these incentives.
The new EIT Law imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the new EIT law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the new EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein. In September 2008, Trina China obtained the High and New Technology Enterprise Certificate with a valid term of three years starting from 2008. Therefore, Trina China is entitled to a preferential income tax rate of 15% in 2008, 2009 and 2010, as long as it maintains its qualification as a “high and new technology enterprise” under the new EIT Law. If Trina China fails to maintain the “high and new technology enterprise” qualification, its applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations. In addition, in April 2009, we received a notice from the State Tax Bureau of Changzhou Hi-tech Development Zone, which revoked a previous approval for the tax holiday on taxable income related to registered capital contributions made in 2007. As a result, we made an additional income tax payment of $6.5 million in 2009. Our EIT rate for 2010 was 15.0%. We cannot assure you that we will be able to maintain our current effective tax rate in the future. Any discontinuation of preferential tax treatment or any increase of the enterprise income tax rate applicable to Trina China could have a material adverse effect on our financial condition and results of operations.
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

Under the new EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. The State Tax Administration issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain criteria for determining whether the “de facto management body” of an offshore-incorporated enterprise controlled by PRC enterprises is located in China. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC or foreign individuals or foreign enterprises, the criteria set forth therein may reflect State Tax Administration’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC or foreign enterprises or individuals. Accordingly, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income other than dividends from our PRC subsidiaries, which could significantly increase our tax burden and materially adversely affect our cash flow and profitability. Notwithstanding the foregoing provision, the new EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Trina is classified as a resident enterprise, the dividends received from its PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like Trina, having ownership interest in a PRC enterprise.
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
We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.
Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to avoid PRC tax. As a result, we may become at risk of being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may materially adversely affect our financial condition and results of operations.
The approval of the Chinese Securities Regulatory Commission might have been required in connection with our initial public offering, and, if required, we could be subject to sanction, fines and other penalties.
On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009. This new regulation, among other things, requires offshore special purpose vehicles, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. Based on the advice we received from Fangda Partners, our PRC counsel, we did not seek the CSRC approval in connection with our initial public offering as we believe that this regulation does not apply to us and that CSRC approval is not required because (1) Trina is not a special purpose vehicle formed for the purpose of acquiring a PRC domestic company because Trina China was a foreign-invested enterprise before it was acquired by Trina, and, accordingly, Trina China did not fall within the definition of a PRC domestic company as set forth in the new regulation; and (2) such acquisition was completed before the new regulation became effective.
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

The regulations also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce, or MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. For example, China’s State Council promulgated the Notice of the General Office of the State Council on the Establishment of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors on March 3, 2011. According to the Notice, if the target company of merger and acquisition activities by foreign investors is an enterprise: (i) manufacturing military products; (ii) located around the key or sensitive military areas or (ii) related to state safety; or if the foreign investors intend to control an enterprise involved in industries involving: (i) key agriculture; (ii) key energy and resourses; (iii) key fundamental facilities and equipment; (iv) key technologies; or (v) material equipment by merger and acquisition, the transaction will be subject to review by MOFCOM. As we may grow our business in part by acquiring complementary businesses in the future, complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions. Any such delay or inability to obtain applicable approvals to complete our potential future acquisitions could affect our ability to expand our business or maintain our market share.
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

On December 25, 2006, the People’s Bank of China promulgated the “Measures for Administration of Individual Foreign Exchange.” On January 5, 2007, the SAFE promulgated Implementation Rules for those measures and on March 28, 2007, the SAFE further promulgated the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies (collectively, referred to as the “Individual Foreign Exchange Rules”). According to the Individual Foreign Exchange Rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required to register with the SAFE or its local counterparts by following certain procedures. We and our employees who are PRC citizens and individual beneficiary owners, or have been granted restricted shares or share options, are be subject to the Individual Foreign Exchange Rules. The failure of our PRC individual beneficiary owners and the restricted holders to complete their SAFE registrations pursuant to the SAFE Jiangsu Branch’s requirement or the Individual Foreign Exchange Rules may subject these PRC citizens to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business.
New labor laws in the PRC may adversely affect our results of operations.
On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not the merits of employees. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.
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
A. History and Development of the Company
Our legal and commercial name is Trina Solar Limited. Our predecessor company, Changzhou Trina Solar Energy Co., Ltd., or Trina China, was incorporated in December 1997. In anticipation of our initial public offering, we incorporated Trina in the Cayman Islands as a listing vehicle on March 14, 2006. Trina acquired all of the equity interests in Trina China through a series of transactions that have been accounted for as a recapitalization and Trina China became our wholly-owned subsidiary. We conduct substantially all of our operations through Trina China. In December 2006, we completed our initial public offering of our ADSs and listed our ADSs on the New York Stock Exchange. In June 2007, we completed a follow-on public offering of 5,406,280 ADSs sold by us and certain selling shareholders. In July 2008, we completed public offerings of $138 million aggregate principal amount of convertible senior notes due 2013 and 4,073,194 ADSs for a related ADS borrow facility. In August 2009, we completed a follow-on public offering of 5,175,000 ADSs. In March 2010, we completed another follow-on public offering of 9,085,000 ADSs.
Our principal executive offices are located at No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China. Our telephone number at this address is (+86) 519 8548-2008 and our fax number is (+86) 519 8517-6023. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
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
We capitalize on our vertically integrated platform and low-cost manufacturing capability in China to produce quality products at competitive costs. We produce standard monocrystalline PV modules ranging from 165 W to 185 W in power output and multicrystalline PV modules ranging from 215 W to 240 W in power output. We build our PV modules to general specifications, as well as to our customers’ and end-users’ specifications. We sell and market our products worldwide, including in a number of European countries, such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. In recent years, we have also increased our sales in emerging solar power markets, such as the United States, Belgium, Australia, India, China, the Czech Republic, France, Israel, Japan and South Korea. We have established regional headquarters and offices located in Europe, North America and Asia to target sales and distribution in those markets. We sell our products to distributors, wholesalers, power plant developers and operators and PV system integrators, including Proysectos Integrales Solares S.L., Enerl S.r.l., Enerray S.p.A., Phoenix Solar AG and TRE Tozzi Renewable Energy.
As of December 31, 2010, we had an annual manufacturing capacity of ingots and wafers of approximately 750 MW and cells and modules of approximately 1,200 MW. In 2009 and 2010, we fulfilled some of our ingot and wafer requirements by sourcing and obtaining toll services from our strategic partners. We will continue to contract toll services from third party manufacturers to process ingots and wafers and source wafers from our suppliers and strategic partners in order to fill the gap between our PV cell and module manufacturing capacity and our ingot and wafer manufacturing capacity as a result of strong market demand. As a result, we have developed relationships with various domestic and international suppliers of ingots and wafers.
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

We began our research and development efforts in solar power products in 1999. We began our system integration business in 2002, our PV module business in late 2004 and our production of solar cells in April 2007. In 2008, 2009 and 2010, we generated net revenues of $831.9 million, $845.1 million and $1,857.7 million, respectively, and net income from our continuing operations of $60.7 million, $96.2 million $311.5 million, respectively.
Products
We design, develop, manufacture and sell PV modules. PV modules are arrays of interconnected solar cells encased in a weatherproof frame. We produce standard solar monocrystalline modules ranging from 165 W to 185 W in power output and multicrystalline modules ranging from 215 W to 240 W in power output, built to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. The variation in power output is based on the conversion efficiency of the cells used in our PV modules, as well as the types of cells. We assemble PV modules either from monocrystalline or multicrystalline cells. We also design and produce PV modules based on our customers’ and end-users’ specifications, such as colored modules for architectural applications and larger sized modules for utility grid applications. Our PV modules are sealed, weatherproof and able to withstand high levels of ultraviolet radiation and moisture. We sell our module products under our own brand.
Manufacturing
We manufacture ingots, wafers, cells and modules. As of December 31, 2010, we had an annual manufacturing capacity of ingots and wafers of approximately 750 MW and cells and modules of approximately 1,200 MW. We plan to increase our annual manufacturing capacity of ingots and wafers to approximately 1,200 MW and cells and modules to approximately 1,900 MW in the second half of 2011. These capacity increases will be made at our new East Campus manufacturing facility, which commenced commercial operations in the fourth quarter of 2009. We will determine the magnitude of capacity increases taking into account market visibility in both customer demand and the commercial lending environment to finance PV system installations in our respective sales markets, as well as our strategy to expand while preserving liquidity. Accordingly, we cannot assure you that we will not revise our capacity expansion plan after we finalize our review. The following table sets forth our manufacturing capacity and production output in MW equivalent of module production as a result of our ramp-up for each of our facilities.

						Estimated Maximum
						Annual
		Annual				Manufacturing
	Manufacturing	Manufacturing		Production Output		Capacity as of
Manufacturing	Commencement	Capacity as of		for the Year Ended		December 31,
Facility	Date	December 31, 2010		December 31, 2010		2011
Silicon ingots	August 2005	750	(1)	705	(2)	1,200 MW
Silicon wafers	February 2006	750	(1)	718	(2)	1,200 MW
Solar cells	April 2007	1,200	(1)	973	(2)	1,900 MW
PV modules	November 2004	1,200	(1)	1,048	(2)	1,900 MW

(1)	These are approximate figures due to discrepancies of the manufacturing capacity for each stage of our solar power product value chain.

(2)	Includes modules produced but not shipped as of December 31, 2010.

•	Silicon feedstock. We purchase polysilicon and reclaimable silicon raw materials from various suppliers, including silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies. We test and categorize reclaimable silicon raw materials based on their technical properties. These reclaimable silicon raw materials then undergo mechanical grinding and chemical cleaning before they are mixed using our proprietary formula. Our ability to mix the materials in the right proportion is critical to the production of high-quality silicon ingots. In the fourth quarter of 2010, we had an average silicon usage of approximately 5.9 grams per watt, compared to approximately 6.0 and 6.3 grams per watt in the fourth quarters of 2009 and 2008, respectively.
•	Ingots. We began manufacturing monocrystalline ingots in August 2005 with silicon crystal growing furnaces. As of December 31, 2010, we had 110 silicon crystal growing furnaces for manufacturing monocrystalline ingots, which can yield 110 MW of modules annually based on current manufacturing processes, and 90 directional solidification system, or DSS, furnaces for the manufacturing of multicrystalline ingots, which can yield 640 MW of modules annually based on current manufacturing processes.
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
•	Wafers. We began manufacturing wafers in February 2006. Currently, we slice monocrystalline and multicrystalline wafers to a 180 micron thickness, while maintaining a low breakage rate. After the ingots are inspected, monocrystalline ingots are squared by squaring machines. Through high-precision cutting techniques, the squared ingots are then sliced into wafers by wire saws using steel wires and silicon carbon powder. To produce multicrystalline wafers, multicrystalline ingots are first cut into pre-determined sizes. After a testing process, the multicrystalline ingots are cropped and the usable parts of the ingots are sliced into wafers by wire saws by the same high-precision cutting techniques used for slicing monocrystalline wafers. After being inserted into frames, the wafers go through a cleansing process to remove debris from the previous processes, and are then dried. Wafers are inspected for contaminants then packed and transferred to our solar cell production facilities. Our annual wafer manufacturing capacity as of December 31, 2010 was approximately 750 MW of modules based on current manufacturing processes.

•	Solar cells. We currently produce our own solar cells for use in our PV modules. After we installed our ingot and wafer production lines, we began manufacturing ingots and wafers in-house and outsourced the fabrication of solar cells to solar cell manufacturers. To reduce our dependence on third-party solar cell manufacturers and to increase our efficiencies both in solar cell and PV module manufacturing, we began the production of monocrystalline cells in April 2007 and achieved a conversion efficiency of up to 19.5% as of December 31, 2010 on a test production line basis. In November 2007, we began producing multicrystalline cells and achieved a conversion efficiency of up to 18.0% as of December 31, 2010 on a test production line basis. We currently have 34 production lines with an annual manufacturing capacity of approximately 1,200 MW.
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
We have also selectively entered into short-term purchase agreements for solar cells with commercially favorable terms to meet the excess PV module demand from new and existing customer segments and geographies.
•	PV modules. We began module manufacturing in November 2004. We increased our annual manufacturing capacity of modules from approximately 6 MW per year as of November 2004 to approximately 1,200 MW per year as of December 31, 2010. We currently have 71 production lines.
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
In 2009 and 2010, we fulfilled some of our ingot and wafer requirements by sourcing and obtaining toll services from our strategic partners. We will continue to contract toll services from third party manufacturers to process ingots and wafers and source wafers from our suppliers and strategic partners in order to fill the gap between our PV cell and module manufacturing capacity and our ingot and wafer manufacturing capacity as a result of strong market demand. As a result, we have developed relationships with various domestic and international suppliers of ingots and wafers.

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
According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $60-$65 per kilogram delivered in 2007 to $60-$75 per kilogram in 2008. In addition, according to Solarbuzz, spot prices for solar grade polysilicon were in the range of $230-$375 per kilogram for most of the first half of 2008 and rose to a peak of $450-$475 per kilogram by mid-2008. Due to the industry-wide shortage of polysilicon experienced during the past few years, we have purchased polysilicon using short-term, medium-term and long-term contracts. However, since the fourth quarter of 2008, the price of polysilicon decreased rapidly due to the increased supply of polysilicon resulting from intensive investments in silicon manufacturing. According to Solarbuzz, the average price range of long-term polysilicon supply contracts had decreased to $52-$57 per kilogram by the fourth quarter of 2010, and spot prices for solar grade polysilicon had decreased to $75-$85 per kilogram by the end of 2010. However, we cannot assure you that the price of polysilicon will continue to decline or remain at its current levels.
We have executed agreements with suppliers to obtain our silicon raw material requirements to support our estimated production output in 2011. We intend to leverage the global reach of our procurement personnel to secure our silicon requirements.
We have entered into medium-term and long-term supply contracts to procure silicon feedstock of different grades with Chinese and international suppliers, which provide us with the ability to meet our future requirements. These medium-term and long-term suppliers include Hemlock Semiconductor Group, Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. (a wholly-owned subsidiary of GCL-Poly Energy Holdings Limited), or Jiangsu Zhongneng, OCI Company Ltd. (formerly DC Chemical Co., Ltd.) and Wacker Chemie AG. Our medium-term and long-term contracts have delivery terms beginning from 2009 to 2012 and a fixed price or a price to be determined on an annual or quarterly basis. Several of our long-term contracts contain price adjustment clauses that provide for price renegotiations if the market price is lower or higher than the originally agreed price in any given quarter. These contracts also require us to make an advance payment of a certain negotiated amount. Due to the decrease in polysilicon prices in the market in late 2008 and early 2009, we renegotiated most of our medium-term and long-term silicon supply contracts to achieve favorable pricing and payment terms relative to current market conditions.

To secure sufficient feedstock to support our current and planned sales growth, in March 2008, we entered into an eight-year polysilicon supply agreement with Jiangsu Zhongneng, a wholly-owned subsidiary of GCL-Poly Energy Holdings Limited, a supplier of polysilicon based in Jiangsu Province, China. In August 2009, we extended the term of this supply agreement by another five years. Under this agreement and its supplemental agreements, GCL-Poly is expected to supply us with polysilicon and wafers sufficient to produce approximately 7,500 MW of solar modules from 2011 to 2020. The prices of the polysilicon and wafers are predetermined subject to periodic adjustments.
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
Quality Assurance
Our quality control was set up according to the quality system requirements of ISO 9001:2000. Our quality control consists of three components: incoming inspections through which we ensure the quality of the raw materials that we source from third parties, in-process quality control of our manufacturing processes, and outgoing quality control of finished products through inspection and by conducting reliability and other tests. We possess a nationally recognized quality test laboratory in China that performs product and reliability testing on all of our products.

We have received international certifications for our quality assurance programs, including ISO 9001:2000, which we believe demonstrates our technological capabilities as well as instill customer confidence. The following table sets forth the major certifications we have received and major test standards our products have met as of the date of this annual report.

Certification Test Date	Certification or Test Standard	Relevant Products
December 2007	ISO 9001:2000 quality system certification	Manufacturing and sales of silicon, ingots, casting, silicon wafers, solar cells and PV modules
April 2008, February 2010	Golden Sun product certification	PV modules sold in China
August 2008, July 2009	UL 1703 certification	PV modules sold in the United States
December 2008	ISO 14001:2004 environmental management system	Manufacturing and sales of silicon, ingots, casting, silicon wafers, solar cells and PV modules
October 2007, November 2007, December 2007, December 2008, May 2009	CE certification	PV modules sold in Europe
March 2008, May 2008, October 2008, February 2009, April 2009, September 2009, April 2010, December 2010, January 2011, February 2011	ICIM product certification	PV modules sold in Europe
August 2006, June 2007, July 2007, February 2009, April 2009, May 2009, June 2009, November 2009, October 2010, December 2010, February 2011	TÜV Rheinland product certification	PV modules sold in Europe
February 2009, May 2009, September 2009, December 2010	Korean module certificate	PV modules sold in Korea
March 2009, October 2009, May 2010, October 2010, February 2011	JET product certification	PV modules sold in Japan
December 2009	RoHS certification	PV modules sold in Europe
April 2010	ISO/IEC17025 CNAS laboratory accreditation certification	Photovoltaic product testing center
December 2010	OHSAS18001:2007 occupational health and safety management system certification	Manufacturing and sales of silicon, ingots, casting, silicon wafers, solar cells and PV modules
December 2010	ISO 9001:2008 quality management system certification	Manufacturing and sales of silicon, ingots, casting, silicon wafers, solar cells and PV modules
December 2010	ISO 14001:2004 environmental management system	Manufacturing and sales of silicon, ingots, casting, silicon wafers, solar cells and PV modules
January 2011	CSA certification(UL1703)	PV modules sold in the United States
February 2011	UL certification(UL1703)	PV modules sold in the United States
February 2011	Clean Energy Council (CEC)	PV modules sold in Australia
In May 2010, we entered into a strategic partnership agreement with TÜV Rheinland Group, Underwriters Laboratories Inc. and China General Certification Center, three of the leading certification bodies. Under the agreement, TÜV Rheinland, UL and CGC will perform product certification tests at our Changzhou PV testing Center and other facilities, allowing us to introduce our newest certified product lines in the shortest time to our customers.

Customers and Markets
We currently sell our PV modules primarily to distributors, wholesalers, power plant developers and operators and PV system integrators. Our focus on which type of clients depends largely on the demand in the specific markets. Distributors and wholesalers tend to be large volume purchasers. We also work with solar power plant developers and operators by supplying solar modules for select downstream projects. PV system integrators typically design and sell integrated systems that include our branded PV modules along with other system components. Some of the PV system integrators also resell our modules to other system integrators. Our major customers for 2010 included Proyectos Integrales Solares, S.L., Enerl S.r.l., Enerray S.p.A., Phoenix Solar AG and TRE Tozzi Renewable Energy. We have a quality customer base as many of our customers are well-known wholesalers and system integrators in their respective markets and are expanding to become multinational PV companies.
A small number of customers have historically accounted for a majority of our net sales. Our top five customers collectively accounted for approximately 41.9%, 36.9% and 24.9% of our net revenues in 2008, 2009 and 2010, respectively. Our top customer contributed approximately 9.5% of our net revenues in 2010.
We currently sell most of our PV modules to customers located in Europe. Solar manufacturers like us have capitalized on government and regulatory policies for the promotion of solar power in many jurisdictions. In order to continue growing our sales and to reduce our exposure to any particular market segment, we intend to broaden our geographic presence and customer base. While Germany continues to be our largest market, we have significantly expanded our sales of PV modules to several solar power markets in Europe, including Italy, Belgium, Spain, France and the United Kingdom. In 2008, 2009 and 2010, we signed several agreements with well-recognized companies in Spain and Italy. These sales are conducted in line with our goals of increasing our market presence in Europe outside of Germany and building our brand as one of the top global solar brands. In 2008, the Spanish market contributed to the accelerated growth in the market demand for solar power products, but contributed to the shortfall in demand globally after the government policy shift in September 2008. Although the policy shift has impacted the demand in the Spanish market, our customers in Spain also purchase large quantities of solar power products for projects to be developed outside of Spain, which we believe will offset some of the impact. Starting from 2009, the German government has made annual reductions in solar feed-in tariffs, which may result in a significant fall in the price of and demand for PV products. See “Item 5. Operating and Financial Review and Prospects—B. Overview— Government Subsidies and Economic Incentives.” In the past two years, we also increased our sales in emerging solar power markets outside of Europe, such as China, Australia, Japan, the United States, Thailand, India and Israel. For example, in February 2010, we entered into an agreement with Southern California Edison Company, a large electric utility in Southen California in the United States, to provide 45 MW of PV modules from May of 2010 through calendar year 2012, in connection with the utility’s solar photovoltaic projects. Southern California Edison Company recently asked us to provide additional amounts of supply as may be agreed by the parties by our ongoing discussions. Additionally, to enhance the our sales capabilities in the European and United States markets, we established regional headquarters in Switzerland and San Jose, California. We also plan to drive our sales growth through expansion into downstream arrangements in major markets such as system integrations and project developments. We believe these actions will help reduce the negative effects of reduced incentives in countries like Germany and Spain.

The following table sets forth our total net revenues by geographical region, based on record country of sales, for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	Total Net		Total Net		Total Net
Region	Revenues	Percent	Revenues	Percent	Revenues	Percent
	(in thousands, except for percentages)
Europe
Germany	$198,529	23.9%	$286,220	33.9%	$447,316	24.1%
Italy	149,685	18.0%	166,062	19.6%	409,561	22.0%
Spain	270,549	32.5%	101,849	12.1%	404,131	21.8%
Others	136,641	16.4%	234,021	27.7%	175,115	9.4%

Europe Total	755,404	90.8%	788,152	93.3%	1,436,122	77.3%
China	30,390	3.7%	24,435	2.9%	70,783	3.8%
USA	14,699	1.8%	13,238	1.6%	262,300	14.1%
Others	31,408	3.8%	19,311	2.3%	88,485	4.8%

Total	$831,901	100.0%	$845,136	100%	$1,857,689	100.0%

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
We may require advance payments depending on the credit status of our customer, our relationship with the customer, market demand and the terms of the particular contract. Our contracts with customers stipulate different post-delivery payment schedules based on the credit worthiness of the customer. We have also increased our sales to customers using credit sales, generally with payments due within two to six months. Starting in February 2009, all of our overseas sales have been insured by China Export & Credit Insurance Corporation, or Sinosure. The amount of insurance coverage for each transaction is based on a rating assigned by Sinosure to the customer based on such customer’s credit history. As of December 31, 2010, $361.2 million, or 95.7% of total accounts receivable, was insured by Sinosure. The remaining balance of $7.0 million was guaranteed by letters of credit or bank deposits.
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

We seek to better serve our customers or their end-customers by setting up local offices with sales and marketing, sales support and logistics teams close to them. We are also expanding our range of value-added services to customers. We service residential and commercial end-customers through a network of local distributors and system integrator partners. For distributors and system integrators, we provide marketing support, logistics support that minimizes handling and administrative costs, and pre-sale and post-sale supports that include customized product selection, technological and installation support. We are also developing a solar power product solution that we hope to launch in 2011 to make rooftop installation of solar power products easier for residential segments. For our customers in the utility sector, we will continue to provide a greater level of pre-sale due diligence and technical input to facilitate their procurement.
Sales and Marketing
Over the years, we have expanded our distribution network globally. While our core solar module customer base continues to be developed markets in Germany, Italy and Spain, we have also expanded our sales and distribution channels into emerging solar markets such as the United States, Australia, India, Israel, China, the Czech Republic, France, Japan, Thailand and South Korea. To grow our sales and reduce exposure to any particular market, we have broadened our geographic presence and diversified our sales among distributors, wholesalers, power plant developers and operators, PV system integrators and regional and national grid operators through increased sales and marketing and customer support efforts.
To further expand our distribution network and enhance our sales and delivery capabilities, we have established regional headquarters and offices in Europe, North America and Asia. We established a representative office in California in September 2007, which became our regional headquarters in January 2010, and a regional headquarters in Switzerland in January 2010. We also established warehouse operations in Rotterdam, a key port city in the Netherlands, in December 2008, and in California in June 2009, further strengthening our distribution networks. We also opened sales offices in Japan and South Korea in 2010. Our localized offices will continue to be supported by our centralized operations and administration located in Changzhou, China.
Our marketing programs include participation in industry conferences, trade fairs and public relations events. Our sales and marketing group works closely with our research and development and manufacturing groups to coordinate our product development activities, product launches and ongoing demand and supply planning. In May 2010, we became a sponsor and partner of the Renault Formula One Team, which we believe will increase our brand awareness and enhance our marketing efforts.
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

As of December 31, 2010, we had 121 issued patents and 211 patent applications pending in China. We obtained an additional 22 patents in 2011. 323 of our issued patents and our pending patent applications relate to technology that we are currently using, including technology relating to improvements to the solar power product manufacturing process and integration of construction elements into our PV modules or solar systems. 27 of our issued patents relate to technology that we do not use in our current production of solar power products. As we expand our product portfolio, continue our expansion into solar cell manufacturing and enter into polysilicon manufacturing in the future, we believe that the development and protection of our intellectual property will become more important to our business. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide a significant competitive advantage to us.
We have registered as a trademark the logo “Trina” in China, the EU, Japan, Singapore, Switzerland, Morocco, Taiwan, Thailand, Croatia, South Korea, the Philippines, Australia, the United States and the United Arab Emirates. We also have registered as a trademark the logo “Trinasolar” in China, the United States, the EU, Australia, the United Arab Emirates, Thailand, the Philippines, Japan, Singapore, Switzerland, Morocco, Taiwan, South Korea and Turkey. We have pending trademark registration applications for the logos “Trina” and “Trinasolar” in India, Indonesia and several other countries. We also filed a trademark registration application for the logo “” with the trademark office in the PRC in December 2007 and November 2009. We also registered as a trademark the logo “MeSolar” in Taiwan, Japan, Australia and Switzerland and registered as a trademark the logo “YouSolar” in Taiwan, Japan, Switzerland and Singapore. We also filed trademark registration applications for the logo “Trinasolar ” in China, the EU, Croatia, South Korea, Singapore, Japan and several other countries. Additionally, we have filed the trademark registration applications for the logos individually with the trademark office in the PRC in November 2009.
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
Insurance
We maintain property insurance policies with reputable insurance companies for covering our equipment, facilities, buildings and their improvements, and office furniture. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. We maintain director and officer liability insurance for our directors and executive officers. We do not maintain product liability insurance. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China. However, significant damage to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operation. We paid an aggregate of approximately $2.4 million in insurance premiums in 2010. The increase in premium was largely due to an increase in the scope of our insurance coverage, including our purchase of business interruption insurance.

Starting in February 2009, all of our overseas sales have been insured by Sinosure. The amount of insurance coverage for each transaction is based on a rating assigned by Sinosure to the customer based on such customer’s credit history. We paid Sinosure insurance premiums of an aggregate of approximately $4.5 million in 2010.
Regulation
This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.
Renewable Energy Law and Other Government Directives
In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006 and was amended on December 26, 2009. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil energy. The law sets forth the national policy to encourage and support the use of solar and other renewable energy and the use of on-grid generation. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of electricity generated by solar and other renewable power generation systems.
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
On September 4, 2006, China’s Ministry of Finance and Ministry of Construction jointly promulgated the Interim Measures for Administration of Special Funds for Application of Renewable Energy in Building Construction, which provides that the Ministry of Finance will arrange special funds to support the application of renewable energy in building construction in order to enhance building energy efficiency, protect the ecological environment and reduce the consumption of fossil energy. These special funds provide significant support for the application of solar energy in hot water supply, refrigeration and heating, PV technology and lighting integrated into building construction materials.

In August 2007, the National Development Reform Commission issued the Medium and Long-term Development Plan for Renewable Energy which describes the national government’s financial incentives for the renewable energy industry for the multi-year period ending 2020, with an estimated required investment amount of approximately US$300 billion. The plan also calls for increasing the overall installation capacity for solar energy to 300 MW by 2010 and 1.8 GW by 2020. Recent policy statements have indicated that these targets may rise to 400 MW to 500 MW by 2010 and 2 GW by 2020.
On April 1, 2008, the PRC Energy Conservation Law came into effect. Among other objectives, this law encourages the utilization and installation of solar power facilities in buildings for energy-efficiency purposes.
In March 2009, China’s Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, or the Interim Measures, to support the demonstration and the promotion of solar PV applications in China. Local governments are encouraged to issue and implement supporting policies for the development of solar PV technology. These Interim Measures, set forth subsidy funds set at RMB20 per watt for 2009 to cover solar PV systems integrated into building construction that have a minimum capacity of 50 kilowatt peak.
In April 2009, the Ministry of Finance and the Ministry of Housing and Urban-Rural Development jointly issued the “Guidelines for Declaration of Demonstration Project of Solar Photovoltaic Building Applications.” These guidelines created a subsidy of up to RMB20 (about US$2.93) per watt for building integrated PV or BIPV projects using solar-integrated building materials and components and up to RMB15 (about US$2.20) per watt for BIPV projects using solar-integrated materials for rooftops or walls.
In July 2010, the Ministry of Housing and Urban-Rural Development issued the “City Illumination Administration Provisions” or the Illumination Provision. The Illumination Provisions encourage the installation and use of renewable energy system such as PV systems in the process of construction and re-construction of city illumination projects.
Environmental Regulations
We are subject to a variety of governmental regulations related to environmental protection and the prevention and control of water, air, solid waste and noise pollution. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, and the Law of PRC on the Prevention and Control of Noise Pollution and the PRC Law on Appraising Environment Impacts.
Labor Laws and Regulations
The Work Safety Law, or the WSL, was adopted at the 28th meeting of the Standing Committee of the Ninth People’s Congress on June 29, 2002, and was promulgated for implementation as of November 1, 2002. The WSL is applicable to the work safety for entities engaging in manufacturing and business operation activities within the PRC. Such entities must comply with the WSL and other relevant laws and regulations concerning work safety and strengthen the administration of work safety, establish and perfect the system of responsibility for work safety and ensure safe manufacturing conditions.

The PRC Labor Contract Law was promulgated on June 29, 2007 and became effective on January 1, 2008. This law governs the establishment of employment relationships between employers and employees, and the conclusion, performance and termination of, and the amendment to, employment contracts. To establish an employment relationship, a written employment contract must be signed. In the event that no written employment contract is signed at the time of establishment of an employment relationship, a written employment contract must be signed within one month after the date on which the employer engages the employee. To establish an employment relationship, a written employment contract must be signed. In the event that no written employment contract is signed at the time of establishment of an employment relationship, a written employment contract must be signed within one month after the date on which the employer engages the employee. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.
In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.
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
Tax
China’s parliament, the National People’s Congress, adopted the Enterprise Income Tax Law on March 16, 2007. On December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT Law, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the new EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the new EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein. In September 2008, Trina China obtained the High and New Technology Enterprise Certificate with a valid term of three years starting from 2008. Therefore, Trina China is entitled to a preferential income tax rate of 15% in 2008, 2009 and 2010 as long as it maintains its qualification as a “high and new technology enterprise” under the new EIT Law. In addition, in April 2009, we received a notice from the State Tax Bureau of Changzhou Hi-tech Development Zone, which revoked a previous approval for the tax holiday on taxable income related to registered capital contributions made in 2007. As a result, we made an additional income tax payment of $6.5 million during the year ended December 31, 2009. In 2008, 2009 and 2010, our income tax rate was 15%.

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
Moreover, under the new EIT Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to a 25% PRC enterprise income tax on their worldwide income. The Implementing Rules define “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, SAT Circular 82 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resource decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. Although the SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, foreigners or foreign enterprises, the determining criteria set forth in the Identification Circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC or foreign enterprises or individuals.
Pursuant to SAT Circular 698, issued by the State Administration of Taxation on December 10, 2009, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular 698 is retroactively effective on January 1, 2008.

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
On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Pursuant to Circular 142, the RMB fund from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for. Documents certifying the purposes of the RMB fund from the settlement of foreign currency capital, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of the Circular 142 could result in severe monetary fines or penalties.
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

Under these regulations, foreign invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective after-tax profits based on PRC accounting standards each year, if any, to fund its general reserves fund, until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Wholly foreign-owned enterprises are also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. As of December 31, 2010, the restricted portion of our PRC subsidiaries’ net assets was $497.3 million, which consists of their registered capital and statutory reserves.
In addition, under a new PRC tax law that became effective in January 2008, dividends from Trina China to us may become subject to a 10% withholding tax. See “—Tax.”
C. Organizational Structure
The following table sets out the details of our subsidiaries:

Name	Country of Incorporation	Ownership Interest
Top Energy International Limited	Hong Kong	100%
Changzhou Trina Solar Energy Co., Ltd.	China	100%
Trina Solar Korea Limited	South Korea	100%
Trina Solar (Singapore) Pte. Ltd.	Singapore	100%
Trina Solar (Hong Kong) Enterprise Limited	Hong Kong	100%
Trina Solar (Luxembourg) Holdings S.à.r.l	Luxembourg	100%
Trina Solar (Luxembourg) S.à.r.l	Luxembourg	100%
Trina Solar (Japan) Limited	Japan	100%
Trina Solar (Italy) S.R.L	Italy	100%
Trina Solar (Spain), Sociedad Limitada	Spain	100%
Trina Solar (Switzerland) Ltd.	Switzerland	100%
Trina Solar (U.S.) Holding Inc.	United States	100%
Trina Solar (U.S.) Inc.	United States	100%
Trina Solar (Germany) GmbH	Germany	100%
Trina Solar Energy Development Pte. Ltd.	Singapore	100%
Trina Solar Energy (Shanghai) Co., Ltd.	China	100%
Trina Solar (U.S.) Development LLC	United States	100%
TP-CA-South LLC	United States	100%
Trina Solar (Changzhou) Science and Technology Co., Ltd.	China	100%
In December 2007, we established Trina Solar (Lianyungang) Co., Ltd. in Lianyungang, Jiangsu Province, as a part of our plan to establish a 10,000 metric ton polysilicon production facility. In April 2008, we decided to discontinue our development plan. Trina Solar (Lianyungang) Co., Ltd. was dissolved in April 2009.

D. Property, Plant and Equipment
All of our research, development and manufacturing of ingots, wafers, cells and PV modules are conducted at our facilities in Changzhou, China, where we occupy a site area of approximately 366,834 square meters for the facilities currently owned and operated by us. We have also occupied a site area of approximately 453,068 square meters for our future production capacity expansion. In 2008, we received approvals from China’s National Development and Reform Commission for investment relating to a capacity expansion project of up to 500MW in our new East Campus manufacturing zone. The facilities, to be completed by 2011, will also include a co-located technology research center. In 2008, we commenced groundwork for this project. In the fourth quarter of 2009, we established new PV cell and module production lines, each with initial capacity of 150 MW in the East Campus manufacturing facility. Furthermore, we expect to increase our total annual production capacity of ingots and wafers from the current approximately 750 MW to 1,200 MW and cells and PV modules from the current approximately 1,200 MW to approximately 1,900 MW in the second half of 2011. These capacity increases will be made at our new East Campus manufacturing facility, which commenced commercial operations in the fourth quarter of 2009. See “—B. Business Overview—Manufacturing” for more details. We believe our current and planned facilities will meet our current and foreseeable requirements.
We selectively use automation to enhance the quality and consistency of our finished products and improve efficiency in our manufacturing processes. We use manufacturing equipment purchased primarily from European, North American and Asian, including Chinese and Japanese, solar equipment suppliers. Other critical equipment is also sourced worldwide. Key equipment used in our manufacturing facilities includes silicon crystal growing furnaces, DSS furnaces, high-precision wafer sawing machines, diffusion furnaces (tube), screen print machine sets and automatic laminators. Set forth below is a list of our major equipment as of December 31, 2010:

Manufacturing		No. of Units in Operation as of
Facility	Major Equipment	December 31, 2010	Source (Country)
Silicon ingots	Silicon crystal growing furnaces	110	China

	DSS furnaces	90	United States
Silicon wafers	Wafer sawing machines	112	Japan, Switzerland
Solar cells	Diffusion furnaces (tube)	34	Germany

	Screen print machine sets	34	Italy
PV modules	Automatic laminators	71	China
We have purchased wafer sawing machines from Meyer Burger AG since 2007. In September 2007, we entered into an agreement with GT Solar, which was subsequently amended in March 2009, to purchase a certain number of DSS furnaces. Under this agreement and the subsequent amendment, the first set of these DSS furnaces were delivered in 2008, and the remaining furnaces were delivered in 2009. In December 2010, we entered into two additional agreements with GT Solar to purchase additional DSS furnaces for delivery in 2011.
With respect to encumbrances, as of December 31, 2010, we pledged our equipment of a total appraised value of RMB1,244.9 million ($188.0 million) to secure repayment of our borrowings of RMB513.0 million ($77.5 million).
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
We capitalize on our vertically integrated platform and low-cost manufacturing capability in China to produce quality products at competitive costs. We produce standard monocrystalline PV modules ranging from 165 W to 185 W in power output and multicrystalline PV modules ranging from 215 W to 240 W in power output. We build our PV modules to general specifications as well as to our customers’ and end-users’ specifications. We sell and market our products worldwide, including in a number of European countries, such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. We also target sales in emerging solar power markets such as the United States, Australia, India, Israel, China, the Czech Republic, France, Japan, Thailand and South Korea. We sell our products to distributors, wholesalers, power plant developers and operators and PV system integrators, including Proysectos Integrales Solares S.L., Enerl S.r.l., Enerray S.p.A., Phoenix Solar AG and TRE Tozzi Renewable Energy.
In 2010, our net revenues were $1,857.7 million, compared to $845.1 million in 2009 and $831.9 million in 2008. Our net revenues increased primarily due to increased shipments that offset decreased average selling prices. In addition, we recorded net income of $311.5 million in 2010, compared to net income of $96.2 million in 2009 and $60.7 million in 2008.
The most significant factors that affect the financial performance and results of operations of our solar power products business are:
•	industry demand;
•	government subsidies and economic incentives;
•	product pricing;

•	vertically integrated manufacturing capabilities; and
•	availability and prices of polysilicon and reclaimable silicon raw materials.
Industry Demand
Our business and revenue growth depends on market demand for solar power. Although solar power technology has been used for several decades, the global solar power market has grown significantly only in the past several years. According to Solarbuzz, the global solar power market, as measured by annual volume of modules delivered to installation sites, grew at a CAGR of 80% from approximately 1.75 gigawatts, or GW, in 2006 to approximately 18.23 GW in 2010. According to a Solarbuzz forecast named “Green World,” in one of several possible scenarios, annual volume of modules delivered to installation sites may further increase to approximately 36.4 GW in 2015, and solar power industry revenue may increase from $82.1 billion in 2010 to $96.2 billion in 2015, which we believe will be driven largely by growing market demand, rising grid prices and government initiatives.
In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis. During the same period, increased manufacturing capacity combined with decreased demand and prices of polysilicon caused a decline in the prices of solar power products. The average selling price per watt of our PV modules decreased from $3.92 in 2008 to $2.10 in 2009 and $1.75 in 2010.
The demand for solar power products is also influenced by macroeconomic factors such as the global economic downturn, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in oil prices, for example, may reduce demand for investment in alternative energy. The global economic downturn, which affects the availability of financing, also contributed to decreased sales and shipments of solar power products and the slowdown of the large solar project market segments. Although global demand began to recover in the second half of 2009, lower costs of raw materials have continued to cause a decrease in the prices of solar power products, which will lower the cost of producing renewable energy over time. We cannot assure you that demand for solar power products in 2011 will exceed the demand for solar power products in 2010 or that the oversupply of solar power products will not continue to exist in 2011. Please see “Item 3. Key Information — D. Risk Factors” for discussions of the risks related to declining industry demand for solar power products.
Government Subsidies and Economic Incentives
We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of power provided by the electric utility grid in many locations, when upfront system costs are factored into cost per kilowatt. As a result, governmental bodies in many countries, most notably Germany, Italy, Japan, Spain, South Korea, Taiwan and the United States, have provided subsidies and economic incentives to reduce dependency on non-renewable sources of energy. Additionally, countries such as India, China, Australia, the United Kingdom, Israwl and Portugal have recently introduced or favorably revised feed-in tariff policies. These subsidies and economic incentives have come in the form of capital cost rebates, feed-in tariffs, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products.

The demand for PV modules in our targeted or potential markets is affected significantly by government subsidies and economic incentives. According to Solarbuzz, Germany had the largest PV market in 2010 with a market size of 7.74 GW, which accounted for 42% of the global PV market demand in 2010 and represents an increase of 100% from 2009. Italy had a market size of 3.74 GW, an increase of 386% from 2009, and accounted for 20.5% of the global PV market demand in 2010.
The expansion of the German market in 2010 was largely driven by urgency by downstream players to make deadlines for cuts in feed-in tariffs and a fear of tightening of incentive levels. In 2009, the German government reduced solar feed-in tariffs by 9%. In January, July and October of 2010, Germany introduced further solar feed-in tariffs reductions of approximately 24-26% for rooftop systems and 20-25% for ground-based systems. In addition, further mid-year tariff cuts are being discussed for 2011, which may result in a significant fall in the price of PV products supporting continued demand. The rapid rise of the Italian market in 2010 was largely due to an increase in the maximum installation of size that may be incentivized from 20 kW to 200 kW and a reduction in the bureaucratic steps for securing incentives. The Italian market in 2010 was driven by small to large rooftop installations, BIPV systems and ground-mounted PV parks and an expectation of worsening funding levels in 2011.
The Spanish market has declined dramatically in recent years, primarily due to the cap of 500 MW for the feed-in tariff in 2009 introduced by the Spanish government in September 2008, which has resulted in limiting the demand in the grid-connected market in Spain, and national and global issues such as more stringent project financing conditions and banks becoming less willing to lend into Spain. Although the policy shift and the national and global environment have impacted the demand in the Spanish market, our customers in Spain purchased large quantities of solar power products for projects to be developed outside of Spain, which, we believe, offset some of the impact. However, the Spanish market expanded in 2010 because quota allocations made in 2009 were required to be installed and registered within 12 months to qualify for subsidies.
In 2010, Germany, Italy and Spain accounted for 24.1%, 22.0% and 21.8% of our net revenues, respectively. As a result of the expiring incentives in Germany and Spain, our net revenues generated from these two countries as a percentage of our total net revenues have decreased from 56% in 2008 to 46% in 2010. We seek to counteract the impact of the expiring incentives by enhancing our brand recognition and shifting some of our sales focus to other markets such as Italy, the United States and more than 20 other emerging markets, including France, South Korea, Greece, the Czech Republic and Australia. To enhance our sales capabilities in the European and United States markets, we established regional headquarters in Switzerland and San Jose, California.

Furthermore, we believe that although the expiration of incentive policies in Germany and Spain will likely result in a decrease in average selling price globally, global demand will have a positive upward trend. According to Solarbuzz, the average sales price of modules in 2011 will decrease by approximately 6.3%, from $2.07/W in 2010 to $1.94/W in 2011, but volume globally will increase by approximately 18.6% from 9.7 GW in 2010 to 11.5 GW in 2011. We believe that reduced feed-in tariffs will force customers to concentrate even more on quality and price, which we believe will be to our advantage given our favorable rankings by TÜV Reinland, a global independent safety and quality testing agency for solar modules, and Photon International, an international solar power magazine. We were ranked in the top two out of 14 participating international module manufacturers for specific energy yield during TUV Reinland’s Energy Yield 2008 testing period from September 1 to September 30, 2008. In 2009, we were ranked in the top three out of 12 international brands for power output measurement in the test performed by Photon International. To further offset possible decline in feed-in tariffs, we are continuing to enter into long-term silicon supply contracts to manage its raw material costs and to reduce its non-silicon manufacturing cost through technology development, transfer and manufacturing process improvements, cell conversion improvements, wafer and cell breakage reduction and economies of scale in production.
Product Pricing
We began selling our PV module products in November 2004. Our PV modules are priced based on the number of watts of electricity they generate as well as the market price per watt for PV modules. We price our standard PV modules based on the prevailing market prices at the time we enter into sales contracts with our customers or our customers place their purchase orders with us, taking into account the size of the contract or the purchase order, the strength and history of our relationship with each customer, and our silicon raw materials costs. In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis. As a result, increased manufacturing capacity combined with decreased demand and prices of polysilicon and reclaimable silicon raw materials caused to a decline in the average selling price of PV modules. The demand for solar power products is influenced by macroeconomic factors such as global economic conditions, the supply and prices of other energy products such as oil, coal and natural gas and well as government regulations and policies concerning the electric utility industry. Although global demand began to recover in the second half of 2009, lower costs of raw materials continued to cause decreases in manufacturing costs and the selling prices of solar power products.
The average selling price per watt of our PV modules decreased from $3.92 in 2008 to $2.10 in 2009 and $1.75 in 2010. The decrease in the average selling price of our PV modules in 2010 was primarily due to decreased prices of polysilicon and reclaimable silicon raw materials and increased manufacturing capacity. If demand for solar power products declines and the supply of solar power products continues to grow, the average selling price of our products will be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—We may be adversely affected by volatile market and industry trends, in particular, the demand for solar power products may decline, which may reduce our revenues and earnings” for more details.

We conduct our PV module sales typically through short-term contracts with terms of one year or less or, to a lesser extent, long-term sales or framework agreements with terms of generally one to two years. Our short-term contracts provide for an agreed sales volume at a fixed price. Our long-term sales or framework agreements provide for a fixed sales volume or a fixed range of sales volume to be determined generally two to three quarters before the scheduled shipment date. Prices for long-term sales or framework agreements are generally determined one month prior to the start of the quarter of the scheduled shipment date. Compared to short-term contracts, we believe our long-term sales or framework agreements not only provide us with better visibility into future revenues, but also help us enhance our relationships with our customers. Our contracts with customers stipulate different post-delivery payment schedules based on the credit worthiness of the customer. We have also increased our sales to customers using credit sales, generally with payments due within two to six months. Starting in February 2009, all of our overseas sales have been insured by Sinosure. The amount of insurance coverage for each transaction is based on a rating assigned by Sinosure to the customer based on such customer’s credit history. As of December 31, 2010, $361.2 million, or 95.7% of total accounts receivable, was insured by Sinosure. The remaining balance of $7.0 million was guaranteed by letters of credit or bank deposits.
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
Starting from 2008, we have met nearly all of our solar cell needs with our in-house production capabilities. Currently, we have an annual manufacturing capacity of approximately 750 MW for ingots and wafers and approximately 1,200 MW for cells and modules.
In 2009 and 2010, we fulfilled some of our ingot and wafer requirements by sourcing and obtaining toll services from our strategic partners. We will continue to contract toll services from third party manufacturers to process ingots and wafers and source wafers from our suppliers and strategic partners in order to fill the gap between our PV cell and module manufacturing capacity and our ingot and wafer manufacturing capacity as a result of strong market demand. As a result, we have developed relationships with various domestic and international suppliers of ingots and wafers.
Availability and Prices of Polysilicon Raw Materials
Polysilicon is an essential raw material for our business. We purchase polysilicon raw materials from our network of over ten suppliers. We have entered into long-term contracts with our principal suppliers of polysilicon, including several leading global producers, to secure favorable pricing for the majority of our raw material costs through long-term supply agreements.

Increases in the price of polysilicon have in the past increased our production costs and impacted our cost of revenues and net income. According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $60-$65 per kilogram delivered in 2007 to $60-$75 per kilogram in 2008. In addition, according to Solarbuzz, spot prices for solar grade polysilicon were in the range of $230-$375 per kilogram for most of the first half of 2008 and rose to a peak of $450-$475 per kilogram by mid-2008. According to Solarbuzz, the average price range of long-term polysilicon supply contracts had decreased to $52-$57 per kilogram by the fourth quarter of 2010, and spot prices for solar grade polysilicon had decreased to $75-$85 per kilogram by the end of 2010. However, the price of polysilicon may not continue to decline. See “Item 3. Key Information—D. Risk Factors— As polysilicon supply increases, the corresponding increase in the global supply of photovoltaic (PV) modules may cause substantial downward pressure on the price of such products and reduce our revenues and earnings.”
We purchase polysilicon from silicon distributors and silicon manufacturers by contract. For procurement of polysilicon, we enter into short-term, medium-term and long-term contracts. Our short-term contracts have terms of no more than one year each. The contracts provide for a fixed price and fixed amount and generally require prepayment prior to shipment. Most of the contracts give us the right to reject any shipment by our suppliers that does not meet our quality standards based on grade levels, such as semiconductor grade or solar grade, of the polysilicon. The contracts also specify a time period during which we can inspect the goods to ensure their quality. Our medium-term contracts have terms ranging from one to three years, and our long-term contracts have terms ranging from five to eight years. These contracts generally have a fixed amount and fixed price subject to adjustments or variable price and require us to make an advance payment of a certain negotiated amount. Our medium-term and long-term suppliers include Hemlock Semiconductor Group, Jiangsu Zhongneng, OCI Company Ltd. (formerly DC Chemical Co., Ltd.) and Wacker Chemie AG. These medium-term and long-term contracts have delivery terms beginning from 2009 to 2012 and a fixed price or a price to be determined on an annual or quarterly basis. Several of our long-term contracts contain price adjustment clauses that provide for price renegotiations if the market price is lower or higher than the originally agreed price in any given quarter. These contracts also require us to make an advance payment of a certain negotiated amount. Due to the decrease in polysilicon prices in the market in late 2008 and early 2009, we renegotiated most of our medium-term and long-term silicon supply contracts to achieve favorable pricing and payment terms relative to current market conditions. Historically, we have also used reclaimable silicon raw materials for our polysilicon needs.
We have secured most of our polysilicon requirements to support our estimated production output through the end of 2011 and will continue our efforts to secure raw materials for future years. As part of our balanced and prudent supply management, we source most of our raw materials through long-term contracts, reserving up to 20% of our polysilicon requirements to be sourced from the spot market in order to capitalize on the rapid declining prices of polysilicon in recent periods.
Suppliers of polysilicon typically require customers to make payments in advance of shipment. Our suppliers generally require us to make a prepayment at a certain percentage of the order value prior to shipping. Due to the availability of polysilicon, prepayment as a percentage of the entire contract has been reducing. However, the purchase of silicon raw materials will continue to require us to make certain working capital commitments beyond the capital generated from our cash flows from operations. We are required to manage our borrowings to support our raw material purchases.

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
In 2008, 2009 and 2010, sales to our top five customers accounted for approximately 41.9%, 36.9% and 24.9% of our net revenues, respectively, and sales to our top customer accounted for 9.8%, 9.5% and 9.5% of our net revenues, respectively.
We currently sell most of our PV modules to customers located in Europe, in particular Germany, Italy and Spain. For an industry which end market is significantly impacted by government incentives and policies, Germany and Spain were the largest solar power products markets in the past several years and accounted for the biggest concentrations of our sales. In each of the last three years, Germany was the largest solar power products market in the world and accounted for a major portion of our sales. In 2008, the Spanish market contributed to the accelerated growth in the market demand for solar power products, but contributed to the shortfall in demand globally after its policy shift in September 2008. See “—Overview—Government Subsidies and Economic Incentives” for more details about government policies of Spain and Germany. In 2008, we expanded our sales into Italy and achieved one of the largest market shares in Italy. We have also expanded our business presence in emerging solar power markets such as the the United States, Australia, India, Israel, China, the Czech Republic, France, Japan, Thailand and South Korea. We expect to continue to expand our customer base geographically in 2011.

The following table sets forth our total net revenues by geographical region, based on record country of sales, for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	Total Net		Total Net		Total Net
Region	Revenues	Percent	Revenues	Percent	Revenues	Percent
	(in thousands, except for percentages)

Europe
Germany	$198,529	23.9%	$286,220	33.9%	$447,316	24.1%
Italy	149,685	18.0%	166,062	19.6%	409,561	22.0%
Spain	270,549	32.5%	101,849	12.1%	404,131	21.8%
Others	136,641	16.4%	234,021	27.7%	175,115	9.4%

Europe Total	755,404	90.8%	788,152	93.3%	1,436,122	77.3%
China	30,390	3.7%	24,435	2.9%	70,782	3.8%
USA	14,699	1.8%	13,238	1.6%	262,300	14.1%
Others	31,408	3.8%	19,311	2.3%	88,485	4.8%

Total	$831,901	100.0%	$845,136	100%	$1,857,689	100%

Cost of Revenues
Our cost of revenues consists primarily of:
•	Silicon raw materials. Silicon raw materials comprise the majority of our cost of revenues. We purchase polysilicon and reclaimable silicon raw materials from various suppliers, including silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies.
•	Other direct materials. Such materials include direct materials for the production of PV modules such as plastic, metallic pastes, tempered glass, laminate material, connecting systems and aluminum frames.
•	Toll manufacturing. Prior to 2008, we entered into toll manufacturing arrangements by providing wafers to toll manufacturers for processing and receiving solar cells from them in return. The toll manufacturing cost is capitalized as inventory, and recorded as a part of our cost of revenues when our finished PV modules are sold. Starting from 2010, we were able to meet nearly all of our solar cell needs with our in-house production capabilities and we have discontinued our reliance on toll manufacturers for processing solar cells. In 2009 and 2010, we fulfilled some of our ingot and wafer requirements by sourcing and obtaining toll services from our strategic partners.
•	Overhead. Overhead costs include equipment maintenance and utilities such as electricity and water used in manufacturing.
•	Direct labor. Direct labor costs include salaries and benefits for our manufacturing personnel.
•	Depreciation of facilities and equipment. Depreciation of manufacturing facilities and related improvements is provided on a straight-line basis over the estimated useful life of 10 to 20 years and commences from the date the facility is ready for its intended use. Depreciation of manufacturing equipment is provided on a straight-line basis over the estimated useful life of five to ten years, commencing from the date that the equipment is placed into productive use.

Our cost of revenues is affected by our ability to control raw material costs, to achieve economies of scale in our operations, and to efficiently manage our supply chain, including our successful execution of our vertical integration strategy and our judicious use of toll manufacturers or third-party wafer suppliers to fill potential shortfalls in production capability along the supply chain.
Gross Margin
Our gross margin is affected by changes in our net revenues and cost of revenues. Our gross margins increased from 19.8% in 2008 to 28.1% in 2009 and 31.5% in 2010. The margin increase from 2009 to 2010 was primarily due to decreases in silicon purchase prices and reduced non-silicon manufacturing costs per watt in 2010. The margin increase from 2008 to 2009 was mainly due to a decrease in silicon raw material prices and reduced manufacturing costs. We may continue to face margin compression in the sales of PV modules if the average selling price of our PV modules continues to decline and we are unable to lower our cost of revenues due to our existing, higher priced medium-term and long-term contract. As our PV module business expands, we believe additional economies of scale and successful execution of our vertical integration strategy will help to improve our margins to offset negative market trends.
Operating Expenses
Our operating expenses include selling expenses, general and administrative expenses and research and development expenses.
Selling expenses
Selling expenses consist primarily of provisions for product warranties, outbound freight, employee salaries, pensions, share-based compensation expenses and benefits, travel and other sales and marketing expenses. In the past, our PV modules were typically sold with a two-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. In 2009, we extended the warranty for defects in materials and workmanship from two years to five years. We accrue the estimated cost of warranty based on 1% of the revenues generated from PV modules, consistent with the average industry level. Our selling expenses as a percentage of net revenues increased from 2.4% in 2008 to 3.7% in 2009 as we increased our sales efforts, hired additional sales personnel, targeted new markets, established representative offices and subsidiaries and initiated additional marketing programs to build our brand, and increased to 4.1% in 2010 due to increased sales efforts, including hiring additional sales personnel, targeting of new markets, establishing representative offices and subsidiaries and additional marketing programs to continue to build our brand. We expect our selling expenses to increase in the near term consistent with the growth of our revenues.

General and administrative expenses
General and administrative expenses consist primarily of salaries and benefits for our administrative personnel, compliance related consulting and professional fees and travel expenses. Our general and administrative expenses as a percentage of net revenues increased from 5.0% in 2008 to 7.7% in 2009 primarily due to allowance for doubtful accounts for certain suppliers and customers, and decreased to 3.9% in 2010 due to measures to control our expenses undertaken in 2010. We expect our general and administrative expenses to moderately increase in 2011, as we continue to carefully control costs in our business. We will continue to hire additional personnel on an as needed basis and incur expenses to support our operations as a public company, including compliance-related costs.
Research and development expenses
Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel, share-based compensation and prototype and equipment costs relating to the design, development, testing and enhancement of our products and manufacturing process. In 2010, our research efforts focused on further increasing our cell efficiencies and improving the performance of our module. In June 2010, we announced our research agreement with Solar Energy Research Institute of Singapore to develop an all-back-contact high-efficiency silicon wafer solar cell using our monocrystalline wafers. In particular, we have invested significantly in research and development of solar cell technology in order to achieve high conversion efficiency rates required for our advanced solar cells and modules. As of December 31, 2010, we achieved a conversion efficiency of monocrystalline cells of up to 19.5% and multicrystalline cells of up to 18.0% on our test production line. We also designed products with specific applications. We have developed a variety of PV solar power product applications based on our existing monocrystalline and multicrystalline technologies. These products include architecturally-friendly modules of different colors, shapes and sizes, such as black modules, square monocrystalline modules and large-size modules.
We will continue to expand and promote innovation in our process technologies of manufacturing ingots, wafers, cells and PV modules. In particular, we plan to focus on improving cell efficiency and reducing our production costs by enhancing manufacturing yields, which enable us to deliver higher-efficiency products at a lower cost. Our research and development efforts range from leveraging on declining raw material costs to optimize silicon feedstock mix to enhancing the quality of our solar wafers and refining ingot growing and wafer slicing processes. Accordingly, we expect our research and development expenses to increase as we hire additional research and development personnel and advance our research and development projects
Share-based compensation expenses
We adopted our share incentive plan in July 2006 and a total of 46,288,982 restricted shares and 39,445,389 share options were outstanding as of March 15, 2011. For a description of the restricted shares and share options granted, including the exercise prices and vesting periods thereof, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” We are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide services to us in exchange for the equity award. For restricted shares granted to our employees, we record share-based compensation expense for the excess of the fair value of the restricted shares at the date of the grant over the purchase price that a grantee must pay to acquire the shares during the period in which the shares may be purchased. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options.

The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses.

	For the Year Ended December 31,
	2008		2009		2010
	(in thousands, except for percentages)

Cost of revenues	$111	2.8%	$62	1.4%	$63	1.1%
Selling expenses	512	12.7%	678	15.9%	484	8.1%
General and administrative expenses	3,297	81.9%	3,295	77.0%	5,131	86.1%
Research and development	105	2.6%	244	5.7%	278	4.7%

Total share-based compensation expenses	$4,025	100%	$4,279	100%	5,955	100%

Taxation
We recognize deferred tax assets and liabilities for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all of the deferred tax asset will be realized.
The new EIT Law, which became effective on January 1, 2008, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the new EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the new EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein. In September 2008, Trina China obtained the High and New Technology Enterprise Certificate with a valid term of three years starting from 2008. Therefore, Trina China is entitled to a preferential income tax rate of 15% in 2008, 2009 and 2010 as long as it maintains its qualification as a “high and new technology enterprise” under the new EIT Law. In addition, in April 2009, we received a notice from the State Tax Bureau of Changzhou Hi-tech Development Zone, which revoked a previous approval for the tax holiday on taxable income related to registered capital contributions made in 2007. As a result, we made an additional income tax payment of $6.5 million during the year ended December 31, 2009. Our EIT rate for 2009 was 15%. Our EIT rate for 2010 was 15.0%.

Our subsidiary in Switzerland, Trina Solar (Schweiz) AG, serves as our European sales center and was subject to an income tax rate of 10.12% in 2010. Our United States subsidiaries were subject to an income tax rate of 40% in 2010.
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
In 2009, in response to the financing constraints, our customers requested longer credit terms. As a result, we began granting extended credit terms to customers with whom we had positive historical collection experience and overall creditworthiness. In addition, some of our customers pay us through drawn upon acceptance, open account and letter of credit terms, which typically take 90 to 120 days to process in order for us to be paid. To assess the creditworthiness of our customers, we generally obtain credit information from reputable third-party sources, including Dunn & Bradstreet and insurance companies that ultimately insure us against customer credit default. Our senior management also performs on-site customer visits, monitors customer payments and adjusts customer credit limits as appropriate. Using the information collected, we further evaluate the potential effect of a delay in financing on the customers’ liquidity and financial position, their ability to draw down financing as well as their ability and intention to pay should it not obtain the related financing. Based on this analysis, we determine what credit terms, if any, to offer to each customer individually. If our assessment indicates a likelihood of collection risk, we do not sell the products or sell on a cash or prepayment basis. Therefore, based on our strict credit assessment, we attempt to conduct business with those customers we believe have the ability and intent to pay.

We believe that the extension of longer payment terms is in line with changes in the industry and is not necessarily an indication that our customers are less likely to satisfy their obligations. In late 2008, due to the impact of the economic recession, banks decreased financing activities and extended the length of the approval process. Furthermore, banks restricted our customers’ ability to draw down financing for solar projects until they were substantially completed and grid-connected. Given the negative cash flow implications of these changes, our customers began seeking longer payment terms. We believe that such changes generally reflect a change in the macro environment as opposed to reflecting a decline in our customers’ creditworthiness. Based on this and the procedures that we performed around customer credit and collectability, we believe that collectability continued to be reasonably assured and, accordingly, such extended credit terms did not affect revenue recognition.
We may enter into multiple element arrangements which can include, in addition to solar modules, installation or training, product manuals and materials and limited technical maintenance support. We are not contractually obligated to provide returns or refunds in the event these additional elements are not delivered. To date, these additional elements have been deemed to be inconsequential or perfunctory and we have recognized revenue upon the delivery of the solar modules, the predominant deliverable in the total contract, provided all other revenue recognition criteria have been met. Addition, we accrue the estimated cost of the unperformed obligations.
Warranty Cost
It is customary in our business and industry to warrant or guarantee the performance of our solar module products at certain levels of power output for extended periods. In the past, our solar modules were typically sold with a two-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of delivery or installation. In 2008, we extended the warranty for materials and workmanship from two years to five years. If a solar module is defective, we will either repair or replace the module at our discretion. Warranty costs primarily consist of replacement costs for parts and materials and labor costs for maintenance personnel.
We maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from our warranties. Due to our limited solar module manufacturing history, we do not have a significant history of warranty claims. Our accrued warranty cost reflects our best estimate of the probability of incurring warranty claims and costs associated with those warranty claims. These significant estimates are determined based on a number of factors, primarily including (1) an ongoing analysis of our actual historical costs incurred in connection with our warranty claims, (2) an assessment of our competitors’ accrual and claim history and (3) analysis of academic research results, available from industry research publications and papers, and other assumptions that we believes to be reasonable under the circumstances. We acknowledge that such estimates are subjective and we will continue to analyze our claim history and the performance of our products compared to our competitors and future academic research results to determine whether the accrual is appropriate. To the extent that actual warranty costs differ from the estimates, or our expectations of future costs change, we will prospectively revise our accrual rate and/or the accrual balance. Such adjustments could have a material effect on our consolidated results of operations. For example, an increase or decrease of 0.1% accrual rate (i.e., to 1.1% or 0.9%) would have resulted in an in corresponding increase or decrease in warranty expense of $1.8 million for the year ended December 31, 2010.

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
Generally, our actual shipments for a given year is lower than the manufacturing capacity for that year. We believe that there is sufficient evidence that demand for our PV products will increase and, accordingly, we will continue to ramp up our manufacturing capacity through the end of 2011. We view under-utilization of our capacity as a potential indicator of impairment, and we will continue to evaluate our capacity utilization in determining whether our assets are recoverable. However, we have effectively utilized most, if not all, of our capacity in the past and have been forced to outsource production from 2006 to 2010 in order to meet demand.
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
Share-based Compensation
We have granted restricted shares and share options to our directors, officers and employees. Share-based payment compensation is based on grant-date fair value and is recognized in our consolidated financial statements over the requisite service period, which is generally the vesting period. We grant our restricted shares at their fair value which generally represents the fair value of an unrestricted share. For share options, determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including the expected life of the options, the price volatility of our underlying shares, the risk free interest rate, the expected dividend rate, as well as estimated forfeitures of the options. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our compensation charges may change based on changes to our actual forfeitures.

Inventories
We report inventories at the lower of cost or market. We determine cost on a weighted-average basis. These costs include direct material, direct labor, tolling manufacturing costs, and fixed and variable indirect manufacturing costs, including depreciation and amortization.
We regularly review the cost of inventory against our estimated fair market value and records a lower of cost or market write-down if any inventories have a cost in excess of estimated market value. In addition, we regularly evaluate the quantity and value of our inventory in light of current market conditions and market trends and record write-downs for any quantities in excess of demand and for any product obsolescence. This evaluation considers historic usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. We also write off silicon materials that may not meet our required specifications for inclusion in our manufacturing process. These materials are periodically sold for scrap. To date, the majority of the inventory write-downs were due to the rapid decline in the market price of silicon raw materials. We may not be able to reasonably predict the price trend of silicon raw materials. If the silicon price continues to decrease, we may have to take additional write-downs on inventory in the future. Additionally, market conditions are subject to change and actual consumption of our inventory could differ from forecasted demand. When evaluating expected demand, we largely consider third-party industry forecasts, seasonality fluctuations, customer backlog and regulatory changes. Historically, our estimates of future demand have been materially accurate and, as a result, we were not required to make significant revision to such estimates. Our inventories have a long life cycle and obsolescence has not historically been a significant factor in their valuation.
We have entered into firm purchase commitments to acquire materials from our suppliers. A firm purchase commitment represents an agreement that specifies all significant terms, including the price and timing of the transactions, and includes a penalty for non-performance that is sufficiently large to make performance probable, such as prepayment. We evaluate these agreements and record a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory.
Project Assets
Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to the sale of the solar power project. These costs include modules, installation and other development costs, such as legal, consulting and permitting. Once we enter into a definitive sales agreement, the project assets are reclassified to deferred project costs on the consolidated balance sheets until all criteria for sale recognition have been met. While the project assets are not constructed for any specific customers, we intend to sell the project assets upon their completion.

We review project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, we consider a number of factors, including changes in environmental, ecological, permitting, or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease.
Income Taxes
Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In 2008, 2009 and 2010, our deferred tax assets were reduced by a valuation allowance. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.
We recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of the tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. We classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.
Derivative Financial Instruments
Our primary objective for holding derivative financial instruments is to manage currency risk. We record derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in fair values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.
In 2008, 2009 and 2010, we entered into a series of forward foreign currency exchange contracts with several commercial banks to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with the outstanding accounts receivable. The forward foreign currency exchange contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the derivatives are recognized in the statement of operations. In 2008 and 2009, we recorded losses in fair value of derivatives related to forward foreign currency exchange contracts of $1.1 million and $1.6 million, respectively. In 2010, we recorded a gain in fair value of derivatives related to forward foreign currency exchange contracts of $9.5 million. These losses and gain are included in the line item “Gain (loss) on change in fair value of derivative” in the consolidated statements of operations.
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

	Year Ended December 31,
	2008		2009		2010
	(in thousands, except for percentages)
Net revenues	$831,901	100.0%	$845,136	100.0%	$1,857,689	100%
Cost of revenues	667,459	80.2%	607,982	71.9%	1,273,328	68.5%

Gross profit	164,442	19.8%	237,154	28.1%	584,361	31.5%

Operating expenses:
Selling expenses	20,302	2.4%	30,940	3.7%	75,677	4.1%
General and administrative expenses	41,114	5.0%	65,406	7.7%	72,711	3.9%
Research and development expenses	3,039	0.4%	5,439	0.6%	18,625	1.0%

Total operating expenses	64,455	7.8%	101,785	12.0%	167,013	9.0%

Income from operations	99,987	12.0%	135,369	16.0%	417,348	22.5%
Foreign exchange gain (loss)	(11,802)	(1.5%)	9,958	1.2%	(36,156)	(1.9%)
Interest expense	(24,558)	(3.0%)	(27,095)	(3.1%)	(33,952)	(1.8%)
Interest income	2,944	0.4%	1,667	0.2%	2,590	0.1%
Gain (loss) on change in fair value of derivative	(1,067)	(0.1%)	(1,590)	(0.2%)	9,476	0.5%
Other (expense) income	(156)	(0.0%)	2,613	0.3%	216	0.0%

Income before income taxes	65,348	7.8%	120,922	14.5%	359,522	19.4%
Income tax expense	4,609	0.5%	24,696	2.9%	48,069	2.6%

Net income from operations	60,739	7.3%	96,226	11.6%	311,453	16.8%
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
Net Revenues. Our total net revenues increased by $1,012.6 million, or 119.8%, from $845.1 million in 2009 to $1,857.7 million in 2010, primarily due to increased shipments from 399.0 MW in 2009 to 1,057.0 MW in 2010, an increase of 164.9%, offset by decreased average selling prices. Our average selling price decreased from $2.10 per watt in 2009 to $1.75 per watt in 2010. The decrease in the average selling price of our PV modules in 2010 was primarily due to decreased prices of polysilicon raw materials and increased manufacturing capacity.
Cost of Revenues. Our cost of revenues increased by $665.3 million, or 109.4%, from $608.0 million in 2009 to $1,273.3 million in 2010, primarily due to increased production and shipments. As a percentage of our total net revenues, our cost of revenues decreased from 71.9% to 68.5% during the same periods.
Gross Profit. As a result of the foregoing, our gross profit increased by $347.2 million, or 146.4%, from $237.2 million in 2009 to $584.4 million in 2010. Our gross margin increased from 28.1% to 31.5% during the same period, primarily due to decreases in silicon purchase prices and non-silicon manufacturing costs per watt in 2010 that exceeded declines in average selling price per watt in 2010.
Operating Expenses. Our operating expenses increased by $65.2 million, or 64.1%, from $101.8 million in 2009 to $167.0 million in 2010. The increase in operating expenses was due to increases in selling expenses and research and development expenses. As a percentage of total net revenues, operating expenses decreased from 12.0% in 2009 to 9.0% in 2010. Share-based compensation expenses allocated to our selling expenses, general and administrative expenses and research and development expenses in 2010 were $0.5 million, $5.1 million and $0.3 million, respectively, based on the respective departments where such employees worked at the time of the grant.

Selling Expenses. Our selling expenses increased by $44.7 million, or 144.6%, from $30.9 million in 2009 to $75.7 million in 2010, primarily due to an increase in export expenses and our overseas expansion in connection with the continued growth of our solar module business. Selling expenses as a percentage of net revenues increased from 3.7% to 4.1%.
General and Administrative Expenses. Our general and administrative expenses increased by $7.3 million, or 11.2%, from $65.4 million in 2009 to $72.7 million in 2010. The increase in general and administrative expenses was primarily due to increased salaries and benefits and costs related to the development and expansion of our overseas offices. General and administrative expenses as a percentage of net revenues decreased from 7.7% to 3.9%.
Research and Development Expenses. Our research and development expenses increased by $13.2 million, or 242.4%, from $5.4 million in 2009 to $18.6 million in 2010, primarily due to increased headcount of our research and development personnel, salaries and investments in research and development projects. Research and development expenses as a percentage of net revenues increased from 0.6% to 1.0%.
Foreign Exchange Gain (Loss). We had a foreign exchange loss of $36.2 million in 2010, compared to a gain of $10.0 million in 2009. The change is primarily due to the depreciation of the Euro against the U.S. dollar.
Interest Expenses, Net. Our interest expenses, net, increased from $25.4 million in 2009 to $31.4 million in 2010, primarily due to additional bank borrowings to support our announced capacity expansion.
Gain (Loss) on the Change in Fair Value of Derivative. In 2010, we had a gain on the change in fair value of derivatives of $9.5 million, compared to a loss of $1.6 million in 2009, primarily due to foreign currency forward contracts between the Euro and the U.S. dollar used to mitigate the effects of exchange rate volatility. See “—Critical Accounting Policies—Derivative Financial Instruments” for more details.
Income Tax Expenses. Our income tax expenses increased by $23.4 million, or 94.6%, from $24.7 million in 2009 to $48.1 million in 2010, primarily due to our increased profitability. Our effective tax rates decreased from 20.4% in 2009 to 13.4% in 2010, primarily due to profits before tax of $200.3 million in Switzerland, where we were subject to an effective profit tax rate of 10.12% in 2010.
Net Income. As a result of the foregoing, our net income increased from $96.2 million in 2009 to $311.5 million in 2010, representing an increase of 223.7%. Our net margin increased from 11.6% in 2009 to 16.8% in 2010, primarily due to improved gross margins and reduced operating expenses as a percentage of net revenues in 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Net Revenues. Our total net revenues increased by $13.2 million, or 1.6%, from $831.9 million in 2008 to $845.1 million in 2009, primarily due to increased shipments from 201.0 MW in 2008 to 399.0 MW in 2009, an increase of 98.5%, offset by decreased average selling prices. Our average selling price decreased from $3.92 per watt in 2008 to $2.10 per watt in 2009. The decrease in the average selling price of our PV modules in 2009 was primarily due to decreased prices of polysilicon and reclaimable silicon raw materials, increased manufacturing capacity, decreased demand for solar power products in the first quarter of 2009 caused by the global economic downturn and credit crisis and inventory build-up in Spain and Germany in the first quarter of 2009.
Cost of Revenues. Our cost of revenues decreased by $59.5 million, or 8.9%, from $667.5 million in 2008 to $608.0 million in 2009. Our cost of revenues decreased primarily due to the favorable reduction in our silicon purchase prices and non-silicon manufacturing costs, partially offset by a slight increase in impairment charge on inventory in 2009 compared to 2008. In 2008, we had a non-cash inventory write-down of $21.5 million based on a revaluation of our silicon inventory as a result of the decline of market prices and defective silicon feedstock, compared to a non-cash inventory write-down of $23.1 million in 2009. As a percentage of our total net revenues, our cost of revenues decreased from 80.2% to 71.9% during the same periods.
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
Interest Expenses, Net. Our interest expenses, net, was $25.4 million in 2009, compared to $21.6 million in 2008. Our interest expenses, net, increased mainly due to additional bank borrowings to support our announced capacity expansion.
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
Income Tax Benefit (Expenses). Our income tax expenses increased by $20.1 million, from $4.6 million in 2008 to $24.7 million in 2009. The increase of our income tax expenses in 2009 was primarily due to increased profitability and effective tax rates. Our effective tax rates increased from 7.1% in 2008 to 20.4% in 2009, primarily due to the expiration of the tax holiday on taxable income related to registered capital contributions in 2008.
Net Income. As a result of the foregoing, our net income increased significantly from $60.7 million in 2008 to $96.2 million in 2009, representing an increase of 58.4%. Our net margin increased from 7.3% in 2008 to 11.4% in 2009, primarily due to our improved gross margin in 2009.
B. Liquidity and Capital Resources
We have financed our operations primarily through short-term and long-term borrowings, proceeds from public offerings, including our convertible senior notes offering in July 2008, our follow-on offerings of ADSs in July 2009 and March 2010, and, to a lesser extent, cash generated from operations. We believe that our current cash, cash equivalents, short-term and long-term borrowings and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow from banks. However, the current financial downturn affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

As of December 31, 2008, 2009 and 2010, we had $132.2 million, $406.1 million and $752.7 million, respectively, in cash and cash equivalents, $45.0 million, $72.0 million and $38.0 million in restricted cash and $401.2 million, $588.0 million and $596.6 million, respectively, in outstanding borrowings (inclusive of convertible senior notes outstanding of $138.0 million). Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Of the available cash as of December 31, 2010, we have committed approximately $164.8 million to capacity expansion project at our East Campus manufacturing facility. We plan to use the remaining available cash for other capital expenditures, including expenditures for the construction of R&D Laboratory in the PV Park and other capacity expansion on top of the 500 MW capacity expansion project, and for working capital and other day-to-day operating purposes.
We had total bank facilities of $483.9 million, $893.9 million and $1,741.6 million with various banks, of which $282.5 million, $510.4 million and $650.9 million were drawn down and $201.4 million, $383.5 million and $1,090.7 million were available as of December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, we had $138.0 million in principal amount of 4% convertible senior notes outstanding. For details on our borrowings, please see “—Borrowings.”
In the past, we had significant working capital commitments for purchases of polysilicon and reclaimable silicon raw materials. Our prepayments to suppliers were recorded either as advances to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as long-term silicon procurement advances, if they represented the portion expected to be utilized after 12 months. As of December 31, 2010, we had long-term silicon procurement advances of $93.2 million, compared to $105.2 million as of December 31, 2009, due to the requirements stipulated in our long-term silicon supply contracts. We also had the current portion of advances to suppliers of $81.2 million in 2010, an increase from $41.3 million in 2009. We generally make prepayments without receiving collateral. As a result, our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of these suppliers in the event of their insolvency or bankruptcy. Going forward, we expect our advances to suppliers to decline as the polysilicon supply market further improves, offset by greater volume purchases as we expand our manufacturing capacity and use a higher percentage of virgin polysilicon.
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

Cash Flows and Working Capital
The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Net cash provided by (used in) operating activities	$(30,920)	$101,150	$263,929
Net cash used in investing activities	(118,523)	(156,377)	(102,852)
Net cash provided by financing activities	221,788	329,036	186,045
Effect of exchange rate changes	183	25	(433)

Net increase (decrease) in cash and cash equivalents	72,528	273,834	346,690
Cash and cash equivalents at the beginning of the year	59,696	132,224	406,058

Cash and cash equivalents at the end of the year	$132,224	$406,058	$752,748

Operating Activities
Net cash provided by operating activities amounted to $263.9 million in 2010, compared to net cash provided by operating activities of $101.2 million in 2009. The net cash provided by operating activities in 2010 was primarily due to higher net income offset by (1) an increase in account receivables of $94.8 million due to increased sales, (2) an increase in advances to suppliers of $28.2 million due to increase in prepayments to our polysilicon suppliers to secure polysilicon feedstock, and (3) an increase in project assets of $33.0 million due to the development of solar power projects in Europe.
Net cash provided by operating activities amounted to $101.2 million in 2009, compared to net cash used by operating activities of $30.9 million in 2008. The net cash provided by operating activities in 2009 was primarily a result of (1) higher net income, (2) an increase in accounts payables of $106.8 million due to longer payment terms we obtained from suppliers as a result of the global economic crisis, and (3) a decrease in long-term silicon procurement and other advances of $24.1 million due to improved supply conditions, offset by (1) an increase in accounts receivable of $195.1 million as we increased our sales as wells as longer payment terms as a result of the global economic crisis, (2) an increase in inventory of $18.6 million as our business and capacity expanded and (3) an increase in prepaid expenses and other current assets of $26.2 million due to increases of foreign currency derivatives and deferred tax assets.
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

Investing Activities
Net cash used in investing activities amounted to $102.9 million in 2010, compared to $156.4 million in 2009. The net cash used in investing activities in 2010 was primarily a result of an increase in property, plant and equipment expenditures of $144.1 million, comprised mainly of purchases of cell, ingot and wafer production equipment, and a decrease in restricted cash of $34.0 million.
Net cash used in investing activities amounted to $156.4 million in 2009, compared to $118.5 million in 2008. The net cash used in investing activities in 2009 was primarily a result of an increase in property, plant and equipment expenditures of $136.5 million, comprised mainly of purchases of cell, ingot and wafer production equipment, construction of facilities in our East Campus and materials for the construction of facilities and an increase in restricted cash of $27.0 million, which includes cash pledged to banks to secure our notes payable, hedge and letter of credit facilities.
The net cash used in investing activities in 2008 was primarily a result of an increase in property, plant and equipment expenditures of $165.4 million, comprised mainly of purchases of cell, multicrystalline ingot and wafer production equipment and an increase in payments for land-use rights, partially offset by a decrease in restricted cash of $58.4 million.
Financing Activities
Net cash provided by financing activities amounted to $186.0 million in 2010, which consisted primarily of net proceeds received from our follow-on public offering of $176.3 million completed in March 2010 and proceeds of $117.5 million from long-term bank borrowings, offset by net repayment of short-term bank borrowings of $108.8 million.
Net cash provided by financing activities amounted to $329.0 million in 2009, which consisted primarily of proceeds of $182.5 million from long-term bank borrowings, net proceeds of $141.5 million received from our public offering of shares in August 2009 and proceeds from our short-term bank borrowings of $536.5 million, offset by repayment of our short-term bank borrowings of $532.3 million.
Net cash provided by financing activities amounted to $221.8 million in 2008, which consisted primarily of net proceeds received from our public offering of convertible senior notes of $130.4 million completed in July 2008 and proceeds from our short-term bank borrowings of $191.3 million, offset by repayments of our short-term bank borrowings of $106.3 million.

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
Borrowings
We had short-term and long-term borrowings due within one year of $248.6 million, $267.4 million and $158.7 million as of December 31, 2008, 2009 and 2010. Our short-term borrowings outstanding as of December 31, 2008, 2009 and 2010 bore an average interest rate of 7.11%, 5.14% and 4.04%, respectively. In connection with most of our short-term borrowings, we have either sought guarantees by third parties or granted security interests over significant amounts of our assets. With respect to encumbrances, as of December 31, 2010, we pledged our equipment of a total appraised value of RMB1,244.9 million ($188.0 million) to secure repayment of our borrowings of RMB513.0 million ($77.5 million).
We had $14.6 million, $182.5 million and $300.0 million of long-term borrowings as of December 31, 2008, 2009 and 2010, respectively. In 2009, we obtained a five-year credit facility of approximately $303.3 million with a syndicate of five PRC banks led by the Agricultural Bank of China and Bank of China. As of December 31, 2010, we had drawn down $275.1 million under the facility. In January 2010, we entered into a 15-year credit facility with China Development Bank under which we can draw down up to €100.0 million ($133.0 million) within one year commencing in March 2010. The facility will expire in March 2025 and bears an interest rate of the six-month Euro Interbank Offered Rate plus 3%. As of December 31, 2010, we had drawn down €50.0 million under the facility.
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
In July 2008, we completed an offering of $138 million of 4% convertible senior notes. The debt issuance costs are being amortized over the life of the convertible senior notes using the interest method. Holders of our convertible senior notes may require us to repurchase all or a portion of the notes on July 15, 2011 or upon certain change in control events. As such, we classified the notes as a current liability on our consolidated balance sheets as of December 31, 2010. The notes are convertible at any time prior to maturity, which is on July 15, 2013, unless previously redeemed at the option of the holders into our ADSs at a conversion price of $16.94 per ADS, subject to certain adjustments. We used the net proceeds received from the offering to expand our manufacturing lines for the production of silicon ingots, wafers, solar cells and solar modules, to purchase raw materials and other general corporate purposes. In connection with the senior convertible senior notes offering, we also offered 4,073,194 ADSs in an ADS borrowing facility. The ADS borrower will be required to return the borrowed ADSs by the scheduled maturity date of the notes in July 2013.

In June 2009, we secured from Standard Chartered Bank (China) Limited revolving credit facilities totaling approximately $57 million, consisting of trade financing and hedge products. The facilities are aimed to provide financial support to our raw material procurement and product sales while helping us mitigate foreign exchange risks associated with market volatilities.
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
In September 2009, Trina China entered into a five-year credit facility of approximately $303.3 million, consisting of RMB1,524.6 million Renminbi denominated loan and $80.0 million U.S. dollar denominated loan, with a syndicate of five PRC banks led by the Agricultural Bank of China and Bank of China. Approximately $269.2 million of the facility are designated solely for the expansion of our production capacity, with the remaining to be used to supplement working capital requirements once the capacity expansion is completed. The facility can be drawn down either in Renminbi or U.S. dollars. As of December 31, 2010, we had drawn down approximately $275.1 million under the facility. The remaining facility to supplement working capital requirements can only be drawn on or after the date of completion of capacity expansion. The weighted average interest rate for borrowings under the facility was 5.53% for the year ended December 31, 2010. Interest is payable quarterly or biannually in arrears for loans denominated in Renminbi and U.S. dollars, respectively. Interest rate applied for Renminbi-denominated borrowings is the same interest rate stipulated by Chinese central bank plus 10%. U.S.-dollar denominated borrowings are subject to the six-month London Interbank Offered Rate plus 3%. The facility is guaranteed by Trina and Mr. Jifan Gao, our chairman and chief executive officer, and his wife, Ms. Chunyan Wu, and is collateralized by the property, plant and equipment of the project and the related land-use right. Borrowings outstanding as of December 31, 2010 are payable on a biannual basis, commencing on October 27, 2011. For purposes of the expansion, we are required to match draw-downs from the facility with an equal amount of cash from sources other than the facility. The terms of facility also contain financial covenants which, among other things, require us to maintain a debt-asset ratio of no more than 0.60, a net profit ratio of not less than zero percent and an interest coverage ratio of greater than 2.
In January 2010, Trina Solar (Luxembourg) S.à.r.l., or Trina Luxembourg, one of our wholly-owned subsidiaries, entered into a 15-year credit facility with China Development Bank under which Trina Luxembourg can draw down up to €100 million within one year commencing in March 2010. As of December 31, 2010, we had drawn down approximatedly US$66.5 million under the facility. The facility will expire in March 2025. The interest rate for borrowings drawn under this facility is the six-month Euro Interbank Offered Rate plus 3%. The repayment of the credit facility is guaranteed by Trina China. Trina Luxembourg can only use the proceeds of a draw down to finance its business activities associated with certain downstream projects in Europe. We are required to obtain approval from the lender if Trina Luxembourg or Trina China disposes its assets or provides guarantees with a significant amount.

Capital Expenditures
We had capital expenditures of $165.4 million, $136.5 million and $164.8 million in 2008, 2009 and 2010, respectively. Our capital expenditures were used primarily to purchase equipment for the production of ingots, wafers, cells and modules. We expect our capital expenditures to increase in the future as we expand our solar module business. We estimate that our capital expenditures in 2011 will be approximately $380.0 million for manufacturing capacity expansion. As of December 31, 2010, we had an annual manufacturing capacity of ingots and wafers of approximately 750 MW and cells and modules of approximately 1,200 MW. We plan to increase our annual manufacturing capacity of ingots and wafers to approximately 1,200 MW and cells and modules to approximately 1,900 MW in the second half of 2011. The specific increase will be based on market visibility in both customer demand and the commercial lending environment to finance PV system installations in our respective sales markets. We are implementing a strategy to focus on preserving cash, which includes reducing costs and reviewing and taking a prudent approach to our capital expansion plan. Accordingly, we cannot assure you that we will not revise our capacity expansion plan after we finalize our review.
Recent Accounting Pronouncements

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The adoption of ASU 2010-29 will not impact our financial position, results of operations, or cash flows, as its requirements only pertain to financial statement footnote disclosure.
C. Research and Development
We focus our research and development efforts towards improving our ingot, wafer, solar cell and solar module manufacturing capabilities. We seek to reduce manufacturing costs and improve the performance of our products. As of December 31, 2010, we had a total of 343 employees involved in our research and development activities. Among them, 69 employees are under our technology development department and are dedicated to research and development. We also have a team of 274 employees under our engineering department and responsible for manufacturing technology development and further fine-tuning our production processes.
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
Our research and development efforts will be further enhanced by our currently under construction R&D Laboratory in the PV Park, a research and development center that focuses on developing PV technologies, including utilization of alternative materials, increasing cell conversion efficiencies and conducting assembly and system research, and to conduct technology exchanges with PV experts from world leading companies, research institutes and emerging technology companies. We have also formed a world-class academic committee dedicated to creating a technology platform for the development of photovoltaic technologies. We are one of the two solar companies in China commissioned by the PRC government to establish and operate research and development centers.
Our research efforts are currently focused on four main product areas, namely ingots, wafers, solar cells and solar modules. We focus on improving cell efficiency and reducing our production costs by enhancing manufacturing yields, which enable us to deliver higher-efficiency products at a lower cost. Our research and development efforts range from leveraging on declining raw material costs to optimize silicon feedstock mix to enhancing the quality of our solar wafers and refining ingot growing and wafer slicing processes. In the fourth quarter of 2010, our average silicon usage was approximately 5.9 grams per watt, compared to approximately 6.0 and 6.3 grams per watt in the fourth quarters of 2009 and 2008, respectively.
Currently, we slice monocrystalline and multicrystalline wafers to a 180 micron thickness, while maintaining a low breakage rate.

For the assembly of modules, our research and development team works closely with our manufacturing team and customers to improve our solar module and system designs. We have designed products with specific applications. We have developed a variety of PV solar power product applications based on our existing monocrystalline and multicrystalline technologies. These products include architecturally-friendly modules of different colors, shapes and sizes, such as black modules, square modules and large-size modules. In April 2010, we announced our new utility-scale TSM-PC14 solar module, our most powerful module to date with expected power output targets ranging from 265 W to 290 W.
We have invested significantly in research and development of solar cell technology in order to achieve high conversion efficiency rates required for our advanced solar cells and modules. We achieved conversion efficiencies of up to 19.5% in monocrystalline solar cells and 18.0% in multicrystalline solar cells in 2010 on a test production line basis, and plan to increase the efficiencies to up to 18.5% in multicrystalline solar cells on a test production line basis by the end of 2011. In June 2010, we announced our research agreement with Solar Energy Research Institute of Singapore to develop an all-back-contact high-efficiency silicon wafer solar cell using our monocrystalline wafers. We have a team of 29 employees dedicated to the development and implementation of this process technology. We also plan to make additional efforts to realize the technical and cost synergies of having in-house vertically integrated manufacturing capabilities.
In each of the three years ended December 31, 2008, 2009 and 2010, our research and development expenditures were $3.0 million, $5.4 million and $18.6 million, representing 0.4%, 0.6% and 1.0% of our total revenues for 2008, 2009 and 2010, respectively. We will continue to expand and promote innovation in our process technologies of manufacturing ingots, wafers, cells and PV modules. Accordingly, we expect our research and development expenses to increase as we hire additional research and development personnel and advance our research and development projects.
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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

F. Contractual Obligations and Commercial Commitments
The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(in thousands)
Long-term borrowings(1)	$388,075	$58,437	$201,285	$112,319	$16,034
Purchase obligations(2)	$14,813,811	$1,030,825	$2,188,066	$3,195,023	$8,399,897
Convertible senior notes(3)	$139,190	$139,190	$—	—	—
Other long-term liabilities reflected on our balance sheet(4)	$58,396	—	$19,685	—	$38,711

Total	$15,399,472	$1,228,452	$2,409,036	$3,307,342	$8,454,642

(1)	Includes interests that are derived using an average rate of 5.25% per annum for long-term borrowings.

(2)	Consists of raw material and equipment purchase commitments and operating lease commitments.

(3)	Includes interests that are derived using the coupon rate of 4% per annum for convertible senior notes. The convertible senior notes will mature on July 15, 2013 and the holders may require us to early redeem the convertible senior notes on July 15, 2011.

(4)	Consists of accrued warranty costs for solar modules.
Since December 31, 2010, we have entered into substantial commitments for future purchases of raw materials, including reclaimable silicon raw materials and polysilicon. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Overview—Availability and Price of Reclaimable Silicon Raw Materials and Polysilicon” and “Item 4. Information on the Company—Business Overview—Silicon Raw Material Supplies” for more information about our future commitments to purchase raw materials.
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

Item 6.	Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jifan Gao	46	Chairman and Chief Executive Officer
Liping Qiu	46	Independent Director
Jerome Corcoran	61	Independent Director
Junfeng Li	54	Independent Director
Peter Mak	49	Independent Director
Qian Zhao	42	Independent Director
Yeung Kwok On	49	Independent Director
Terry Wang	51	Chief Financial Officer
Suping Chen	45	Vice President of Manufacturing, East Campus
Benjamin Hill	40	Vice President of Sales and Marketing (Europe)
Qiang Huang	37	Vice President of Technology
Chen Chung Yu	45	Senior Vice President of Operations
Yu Zhu	36	Vice President of Project Development
Diming Qiu	70	Head of Technology Committee
Yang Shao	45	Chief Human Resources Officer

*	Mr. Tzou has resigned as our chief strategy officer effective from October 27, 2010.

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
Independent Directors
Mr. Liping Qiu has been a director of our company since May 2006 and an independent director of our company since 2010. He is a co-founder of Milestone Capital, a China-focused private equity investment company, and the general partner of Milestone China Opportunities Fund I and Fund II, L.P, a partnership that invests primarily in high-growth Chinese companies, since 2002. In 2001, Mr. Qiu was Bear Stearns’s Beijing Office Representative, responsible for investment banking operations in China. From 1997 to 2000, Mr. Qiu worked at Merrill Lynch’s direct investment group and corporate finance group in Beijing and Hong Kong. Mr. Qiu received his bachelor’s degree and master’s degree in engineering from the National University of Defense Technology of China in 1984 and 1986, respectively.
Mr. Jerome Corcoran has been an independent director of our company since December 2006. From 1995 to 1998, Mr. Corcoran was a managing director at Merrill Lynch’s China Private Equity Group in Beijing, China. From 1989 to 1994, Mr. Corcoran had served as a managing director and the head of international investment banking of Merrill Lynch in New York and London. Mr. Corcoran retired from his investment banking career in 1998 and has been managing his personal wealth since his retirement. Mr. Corcoran received his bachelor’s degree in political philosophy from Loyola University in 1971 and his MBA degree from St John’s University in 1974.
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

Mr. Peter Mak has been an independent director and audit committee chairman of our company since December 2006. Mr. Mak is the managing director of Venfund Investment, a Shenzhen based mid-market M&A investment banking firm specializing in cross-border mergers and acquisitions, corporate restructuring, capital raising and international financial advisory services for Chinese privately-owned clients, which he co-founded in late 2001. Prior to that, Mr. Mak spent 17 years at Arthur Andersen Worldwide where he was a firm partner and served as the managing partner of Arthur Andersen Southern China in his last position with the firm. Mr. Mak also serves as an independent non-executive director and audit committee chairman of China GrenTech Corp. Ltd., Dragon Pharmaceutical Inc. and China Security & Surveillance Technology, Inc., all listed in the U.S.; Shenzhen Fiyata Holdings Ltd., a company listed in China; and Huabao International Holdings Ltd., China Dongxiang (Group) Co., Ltd., Pou Sheng International (Holdings) Limited, Real Gold Mining Limited and 361 Degrees International Limited, all listed on the Hong Kong Stock Exchange. Mr. Mak is also the non-executive director of Bright World Precision Machinery Ltd., a company listed in the Republic of Singapore. Mr. Mak is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He received his accounting degree from the Hong Kong Polytechnic University in 1985.
Mr. Qian Zhao has been an independent director of our company since May 2007. Mr. Zhao is a founding partner of CXC China Sustainable Growth Fund, a private equity fund that makes investments in China-based companies. He is also a managing director of CXC Captial, Inc., which is the management company of CXC China Sustainable Growth Fund. Mr. Zhao co-founded Haiwen & Partners, a preeminent China corporate finance law firm in Beijing, and was a senior partner of the law firm. He worked in Sullivan & Cromwell LLP’s New York office from 1996 to 2000, and Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates’ Beijing office from 2000 to 2003. He is admitted to practice law in both China and New York. Mr. Zhao received his J.D. degree from New York University School of Law in 1997 and his LL.B from University of International Business & Economics, Beijing in 1990.
Dr. Yeung Kwok On has been an independent director of our company since August 2010. Dr. Yeung is the Philips Chair Professor of Human Resource Management, Associate Dean, and Director of Centre of Organization and People Excellence at China Europe International Business School. He founded CEO Learning Consortium, a learning platform where CEOs from more than thirty leading firms in China joined together to share the best business practices in China. Between January 1999 and June 2002, Dr. Yeung served as chief learning officer and chief human resources officer of Acer Group. Dr. Yeung currently serves as a board director at Kingdee International Software Group, a company listed on the Hong Kong Stock Exchange, and as an independent director of three private companies. Dr. Yeung received his bachelor and master degrees in management from the University of Hong Kong and Ph.D. in human resource management from the University of Michigan.

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

Mr. Chen Chung Yu has been our senior vice president of operations since June 2010, before which he had served as our vice president of manufacturing since May 2007. Prior to joining us, he was the managing director of Wuxi Lite-On Technology Ltd., an LED company in China, from June 2006 to May 2007. From April 2005 to June 2006, he served as a director of manufacturing at 1st Silicon Sdn. Bhd, a semiconductor wafer foundry company in Malaysia. From September 1991 to March 2005, he worked at Macronix International Ltd., a semiconductor integrated device manufacturer in Taiwan as a department manager in the operation/business management center. Mr. Yu received his master’s degree in industrial engineering and management from National Chiao Tung University in Taiwan in 2003 and his bachelor’s degree in chemical engineering from Tunghai University in Taiwan in 1989.
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
Ms. Yang Shao has been our Chief Human Resources Officer since September 2010. Prior to joining us, Ms. Shao worked at Colgate-Palmolive (New York) in various roles, including the position of Global Employee Relations & Engagement Director. Prior to Colgate-Palmolive, Ms. Shao worked at Bristol-Myers Squibb and The Dun & Bradstreet Corporation serving roles relating to human resources, marketing and business development. Ms. Shao holds a doctorate degree in social and organizational psychology from Rutgers University and received an Executive Education in Marketing Management at the Graduate School of Business of Columbia University in New York.
B. Compensation of Directors and Executive Officers
Compensation of Directors and Executive Officers
For the year ended December 31, 2010, the aggregate cash compensation that we paid to directors and executive officers was $3.1 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with us. Our directors and executive officers have also been paid pursuant to the share incentive plan in the form of restricted shares and share options.

Share Incentive Plan
In July 2006, our board of directors adopted a share incentive plan to link the personal interests of our board members, employees and consultants to those of our shareholders by providing them with an incentive to generate superior returns for our shareholders, as well as to provide us with the flexibility to motivate, attract and retain the services of these individuals upon whose judgment, interest and special effort the successful conduct of our operations is dependent. Our share incentive plan, as amended by our board of directors in February 2007, May 2008 and August 2010, reserves 352,718,350 shares for issuance.
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

Restricted Shares
As of March 15, 2011, our directors, officers, employees and consultants held an aggregate of 46,288,982 restricted shares in our company. The following paragraphs describe the principal terms of our restricted shares.
Restricted Share Award Agreement. Restricted shares issued under our share incentive plan will be evidenced by a restricted share award agreement that contains, among other things, provisions concerning the purchase price for the shares, if any, vesting and repurchase by us upon termination of employment or consulting arrangement, as determined by our compensation committee.
Vesting Schedule. Restricted shares granted under our share incentive plan vest over a five-year period following a specified grant date, with the exception of restricted shares granted to our independent directors, which vest over a three-year period, and restricted shares granted to our chief executive officer and chief financial officer, which completely vest at grant date. Subject to certain exceptions, our restricted share vest on a yearly basis. For restricted shares granted prior to April 11, 2008, typically, twenty percent of the restricted shares shall vest at the first anniversary of the grant date and the remaining eighty percent shall vest at the second, third, fourth and fifth anniversary of the grant date. For restricted shares granted on or after April 11, 2008, 15%, 15%, 20%, 25% and 25% of the restricted shares, typically, shall vest at the first, second, third, fourth and fifth anniversary of the grant date, respectively. These vesting schedules are subject to the grantee continuing to be an employee on each vesting date. Restricted shares also fully vest upon termination of service due to death or disability.
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

The following table summarizes, as of March 15, 2011, the outstanding restricted shares held by our directors and executive officers and other individuals as a group pursuant to the share incentive plan.

		Purchase
Directors and	Restricted	Price		End of Vesting
Executive Officers	Shares Held	($ per share)	Date of Grant	Period
Jifan Gao	*	0.00001	April 11, 2008/	April 11, 2013/
			May 14, 2009	May 14, 2014
Jerome Corcoran	*	0.00001	January 1, 2007/	January 1, 2010/
			October 1, 2007/	January 1, 2010/
			January 1, 2010	January 1, 2013
Junfeng Li	*	0.00001	November 9, 2007	November 9, 2010
Peter Mak	*	0.00001	January 1, 2007/	January 1, 2010/
			October 1, 2007/	January 2, 2010/
			January 1, 2010	January 1, 2013
Liping Qiu	*	0.00001	July 24, 2006/	July 24, 2009/
			July 7, 2008	July 7, 2011
Qian Zhao	*	0.00001	October 1, 2007	May 18, 2010
Yeung Kwok On	*	0.00001	August 6, 2010	August 6, 2013
Terry Wang	*	0.00001	January 28, 2008/	January 28, 2013/
			May 14, 2009/	May 14, 2014/
			November 20, 2009	January 1, 2011
Suping Chen	*	0.00001	November 1, 2008/	November 1, 2013/
			May 14, 2009	May 14, 2014
Benjamin Hill	*	0.00001	May 1, 2009	May 1, 2014
Qiang Huang	*	0.00001	November 1, 2008/	November 1, 2013/
			May 14, 2009	May 14, 2014
Chen Chung Yu	*	0.00001	August 15, 2007/	August 15, 2012/
			April 11, 2008/	April 11, 2013/
			May 14, 2009/	May 14, 2014/
			October 1, 2009	October 1, 2012
Yu Zhu	*	0.00001	July 24, 2006/	July 24, 2011/
			April 11, 2008/	April 11, 2013/
			May 14, 2009	May 14, 2014
Diming Qiu	*	0.00001	July 24, 2006/	July 24, 2011/
			April 11, 2008/	April 11, 2013/
			May 14, 2009	May 14, 2014
Yang Shao	*	0.00001	September 15, 2010	September 15, 2015
Directors and executive officers as a group	15,991,270
Other individuals as a group	30,297,712	0.00001	July 24, 2006 to	September 15, 2010
			February 14, 2011	to February 14, 2016

*	Less than 1% of outstanding restricted shares.

Share Options
As of March 15, 2011, our directors, officers, employees and consultants held an aggregate of 32,597,839 options in our Company. The following paragraphs describe the principal terms of our options.
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
The following table summarizes, as of March 15, 2011, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan.

Ordinary
Shares
	Underlying	Exercise
	Outstanding	Price
Directors and Executive Officers	Options	($ per ADS)	Date of Grant	Final Expiration Date
Jifan Gao	*	16.275	April 11, 2008/	April 11, 2011/
		7.42	May 14, 2009	May 14, 2012
Jerome Corcoran	—	—	—	—
Junfeng Li	—	—	—	—
Peter Mak	—	—	—	—
Liping Qiu	—	—	—	—
Qian Zhao	—	—	—	—
Yeung Kwok On	—	—	—	—

	Ordinary
	Shares
	Underlying	Exercise
	Outstanding	Price
Directors and Executive Officers	Options	($ per ADS)	Date of Grant	Final Expiration Date
Terry Wang	*	21.71	January 28, 2008/	January 28, 2011/
		7.42	May 14, 2009	May 14, 2012
Suping Chen	*	7.42	May 14, 2009	May 14, 2012
Benjamin Hill	—	—	—	—
Qiang Huang	*	7.42	May 14, 2009	May 14, 2012
Chen Chung Yu	*	16.275	April 11, 2008/	April 11, 2011/
		7.42	May 14, 2009	May 14, 2012
Yu Zhu	*	16.275	April 11, 2008/	April 11, 2011/
		7.42	May 14, 2009	May 14, 2012
Diming Qiu	*	16.275	April 11, 2008/	April 11, 2011/
		7.42	May 14, 2009	May 14, 2012
Yang Shao	—	—	—	—
Directors and executive officers as a group	16,015,526
Other individuals as a group	16,582,313		March 2, 2008 to	March 2, 2011 to
			May 19, 2010	May 19, 2013

*	Less than 1% of total outstanding options.
C. Board Practices
Board of Directors
Our board of directors consists of seven directors. Our directors are elected by the holders of our ordinary shares. At each annual general meeting, one-third of our directors are subject to re-election. The directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and does not offer himself for re-election. Any other directors to retire will be those of the other directors who are longest in office since their last re-election or appointment, or by lot should they be of the same seniority. Our directors have the power to appoint a director to fill a vacancy on our board or as an addition to the existing board. Any director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for re-election. In August 2010, Mr. Jifan Gao and Mr. Qian Zhao were re-elected as directors by our shareholders during the annual general meeting. A director may be removed by ordinary resolution passed by our shareholders before the expiration of such director’s term. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or pledged as security for any obligation of our company or of any third party.
Committees of the Board of Directors
We have three committees under the board of directors: an audit committee, a compensation committee and a corporate governance and nominating committee. We have adopted a charter for each of the three committees.

Audit Committee
Our audit committee consists of Mr. Liping Qiu, Mr. Peter Mak and Mr. Qian Zhao. Mr. Qiu, Mr. Mak and Mr. Zhao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Mr. Peter Mak qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:
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
In 2010, our audit committee held meetings four times.
Compensation Committee
Our compensation committee consists of Mr. Jerome Corcoran, Dr. Yeung Kwok On and Mr. Qian Zhao. Mr. Corcoran, Mr. Li and Mr. Zhao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
•	reviewing and recommending to the board the compensation of our directors; and
•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.
In 2010, our compensation committee held one meeting and passed written resolutions once.

Corporate Governance and Nominating Committee
Our corporate governance and nominating committee consists of Mr. Jerome Corcoran, Dr. Yeung Kwok On and Mr. Peter Mak. Mr. Corcoran, Mr. Li and Mr. Mak satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:
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
In 2010, our corporate governance and nominating committee held one meeting and passed resolutions once.
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
D. Employees
We had 4,604, 7,891 and 12,863 employees as of December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, we had 12,820 full-time employees, including 11,261 in manufacturing, 343 in research and development, 90 in sales and marketing and 1,126 in administration.
From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities. We plan to hire additional employees as we expand.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our shares as of March 15, 2011 by:
•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our shares.

Ordinary Shares
Beneficially Owned (1)(2)%
Directors and Executive Officers:
Jifan Gao(3)	256,036,099	6.44%
Liping Qiu	*	*
Jerome Corcoran	*	*
Junfeng Li	*	*
Peter Mak	*	*
Qian Zhao	*	*
Yeung Kwok On	*	*
Terry Wang	*	*
Suping Chen	*	*
Benjamin Hill	*	*
Qiang Huang	*	*
Cheng Chung Yu	*	*
Yu Zhu	*	*
Diming Qiu	*	*
Yang Shao	*	*
All Directors and Executive Officers as a Group(4)	287,916,504	7.24%

Principal Shareholders:
Wonder World Limited(5)	242,587,083	6.31%

*	The person beneficially owns less than 1% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 3,974,454,192 ordinary shares, being the number of shares outstanding as of March 15, 2011.

(3)	Includes 2,976,504 ordinary shares issuable upon the exercise of options exercisable within 60 days of the date of this annual report, 242,587,083 ordinary shares held by Wonder World Limited, a Cayman Islands company wholly owned by The Gao Trust, of which Mr. Gao is the settler and the sole member of the management committee, 3,614,388 ordinary shares held by Ms. Chunyan Wu, 292,625 ordinary shares issuable upon the exercise of options held by Ms. Wu exercisable within 60 days of this annual report and 1,194,812 restricted shares held by Ms. Wu. Mr. Gao’s business address is No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

(4)	The business address of directors and officers is No. 2, Tian He Road, Electronics Park, New District, Changzhou Jiangsu 213031, People’s Republic of China.

(5)	Wonder World Limited is a company incorporated in the Cayman Islands and wholly owned by The Gao Trust. The management committee of The Gao Trust consists of the settlor, Mr. Jifan Gao. The trustee of The Gao Trust is Merrill Lynch Bank and Trust Company (Cayman) Limited. Mr. Gao’s business address is No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.
As of March 15, 2011, 3,974,454,192 of our ordinary shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that 3,583,858,600 ordinary shares, or approximately 90.2% of our issued and outstanding shares, were held by the record shareholders in the United States, represented by 71,677,172 ADSs held of record by The Bank of New York Mellon, the depositary of our ADS program.
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
A. Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B. Related Party Transactions
Transactions with Certain Directors, Shareholders and Affiliates
Loans and Guarantees
We had in the past entered into short-term loans with domestic banks, some of which were guaranteed by related parties, but all of which have been fully repaid. The guarantee arrangements that existed during the last three fiscal years include the following:
•	In February 2006, Changzhou Fulai Property Development Co., Ltd. entered into an agreement with Bank of Agriculture and us to guarantee up to RMB64.0 million ($9.4 million) for our short-term borrowings that expired in February 2008.

Some of our short-term loans are guaranteed by unrelated parties. A guarantee by an unrelated party is in turn guaranteed by related parties in an arrangement called “counter-guarantee.” In January 2008, Changzhou Hengtai Investment Guarantee Co., Ltd. provided a guarantee up to RMB90.0 million ($13.2 million) for our borrowings under a revolving credit facility agreement with Bank of China, which expired on August 15, 2008. Mr. Jifan Gao and Ms. Chunyan Wu, wife of Mr. Jifan Gao, jointly provided a counter-guarantee against the guarantee.
In September 2009, we entered into a five-year credit of approximately $303.3 million with a syndicate of five PRC banks led by the Agricultural Bank of China and Bank of China. Mr. Jifan Gao and Ms. Chunyan Wu jointly provided a guarantee for this facility. As of December 31, 2010, we had drawn down approximately $275.1 million under the facility.
Purchase Contract
In 2008, 2009 and 2010, Trina China entered into wafer purchase contracts for a total price of RMB79.4 million, RMB37.0 million and RMB69.9 million ($10.6 million), respectively, with Changzhou Youze S&T Co., Ltd., a company controlled by the brother-in-law of Mr. Jifan Gao. The purchase price was determined based on the current market price, and the transaction was approved by our audit committee.
In 2010, Trina China purchased equipment maintenance services for a total price of RMB10.8 million ($1.6 million) from Changzhou Junhe Mechanical Co., Ltd., a company controlled by the brother-in-law of Mr. Jifan Gao. The transaction was approved by our audit committee.
In 2010, Trina China provided PV technical consulting services for a total price of RMB3.0 million ($0.5 million) to Shanghai Zhenhe New Energy S&T Development Co., Ltd., a company in which Trina China holds a 20% equity interest. The transaction was approved by our audit committee.
Amounts due to related parties were nil, nil and $0.7 million as of December 31, 2008, 2009 and 2010.
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
Legal and Administrative Proceedings
In June 2010, we received a notice of arbitration from Targray CZR s.r.o. in relation to a contract dated August 26, 2008 for the sale of polysilicon raw materials, alleging that the quality of products we supplied to Targray did not meet contracted specifications and claiming $4.1 million in refunds and damages. The arbitration hearing is scheduled for September 2011.
Other than the aforementioned, we are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.
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
A. Offering and Listing Details.
Our ADSs are listed on the New York Stock Exchange under the symbol “TSL.” From December 19, 2006 to January 19, 2010, each of ADSs represented 100 ordinary shares. Effective on January 19, 2010, we reduced this ratio to 50 ordinary shares to one ADS. All ADS trading prices on the New York Stock Exchange set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS to ordinary shares ratio of 50 ordinary shares to one ADS. For the period from December 19, 2006 to April 13, 2011, the trading price of our ADSs on the New York Stock Exchange has ranged from $2.86 to $35.43 per ADS.
The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods specified.

	Sales Price
	High	Low
Annual High and Low
2006 (from December 19, 2006)	$10.14	$9.45
2007	35.43	9.04
2008	27.51	2.86
2009	27.79	2.98
2010	31.89	10.45

Quarterly High and Low
First Quarter 2009	6.16	2.98
Second Quarter 2009	13.77	5.46
Third Quarter 2009	17.79	10.64
Fourth Quarter 2009	27.79	14.79
First Quarter 2010	31.19	19.53
Second Quarter 2010	27.57	14.85
Third Quarter 2010	30.59	17.06
Fourth Quarter 2010	31.89	22.05

Monthly High and Low
September 2010	30.59	25.70
October 2010	31.89	25.77
November 2010	29.84	22.05
December 2010	24.88	22.10
January 2011	29.89	22.90
February 2011	31.08	25.91
April 2011 (through April 13, 2011)	30.43	27.62
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
Under the new EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. The State Tax Administration issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain criteria for determining whether the “de facto management body” of an offshore-incorporated enterprise controlled by PRC enterprises is located in China. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC or foreign individuals or foreign enterprises, the criteria set forth therein may reflect State Tax Administration’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC or foreign enterprises or individuals. Accordingly, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income other than dividends from our PRC subsidiaries, which could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Notwithstanding the foregoing provision, the new EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Trina is classified as a resident enterprise, the dividends received from its PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company like Trina, having ownership interest in a PRC enterprise.
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

Pursuant to SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.
United States Federal Income Taxation
The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:
•	banks;
•	certain financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to mark to market;
•	U.S. expatriates;

•	tax-exempt entities;
•	persons liable for alternative minimum tax;
•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;
•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or
•	partnerships or pass-through entities, or persons holding ADSs or ordinary shares through such entities.
INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.
The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
The discussion below assumes the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you own ADSs, you should be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the creditability of any PRC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individuals U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) either (a) the ADSs are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. If we are treated as a “resident enterprise” for PRC tax purposes under the new EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.
Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If PRC withholding taxes apply to any dividends paid to you with respect to our ADSs or ordinary shares, the amount of the dividend would include withheld PRC taxes and, subject to certain conditions and limitations, such PRC withholding taxes generally will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.
Taxation of Disposition of ADSs or Ordinary Shares
Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.
Passive Foreign Investment Company
Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:
•	at least 75% of its gross income for such year is passive income; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.
For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In applying this rule, while it is not clear, we believe the contractual arrangements between us and our affiliated entities should be treated as ownership of stock.

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.
If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold ADSs or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.
For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower rate applicable to qualified dividend income would not apply.
The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the New York Stock Exchange and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.
Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.
Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
Any dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.
Additional Reporting Requirements
For taxable years beginning after March 18, 2010, certain U.S. Holders who are individuals are required to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of these rules on their ownership and disposition of the ADSs and ordinary shares.
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
Inflation
According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.9% in 2008, -0.7% in 2009 and 3.3% in 2010. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

Foreign Exchange Risk
Transaction Risk
Most of our sales are currently denominated in U.S. dollars and Euros, with the remainder in Renminbi, while a substantial portion of our costs and expenses is denominated in Renminbi, with the remainder in U.S. dollars. Therefore, fluctuations in currency exchange rates could have an adverse impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly among the U.S. dollars, Renminbi and Euros, affect our gross and net profit margins and could result in foreign exchange and operating losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. As of December 31, 2008, 2009 and 2010, we held $105.2 million, $288.0 million and $377.3 million in accounts receivable, respectively, most of which were denominated in U.S. dollars and Euros. Had we converted all of our accounts receivable as of either date into Renminbi at an exchange rate of RMB6.6000 for $1.00, the exchange rate as of December 31, 2010, our accounts receivable would have been RMB694.3 million, RMB1,900.5 million and RMB2,490.3 million as of December 31, 2008, 2009 and 2010, respectively. Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB5.94 to $1, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB624.8 million, RMB1,710.4 million and RMB2,241.3 million in accounts receivable as of December 31, 2008, 2009 and 2010, respectively. These amounts would therefore reflect a theoretical loss of RMB69.5 million, RMB190.1 million and RMB249.0 million for our accounts receivable as of December 31, 2008, 2009 and 2010, respectively. This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.
In addition, Renminbi is not a freely convertible currency. The SAFE controls the conversion of Renminbi to foreign currencies. The value of the Renminbi is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. Our cash and cash equivalents and restricted cash denominated in Renminbi amounted to $71.9 million, $125.6 million and $309.6 million as of December 31, 2008, 2009 and 2010, respectively.
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
Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. We recorded these exchange gains and losses in the statements of operations. In 2008 and 2010, we had a foreign exchange loss of $11.8 million and $36.1 million, respectively. In 2009, we had a foreign exchange gain of $10.0 million. As some of our sales contracts were denominated in Euros, the depreciation of the Euro against the U.S. dollar, as well as appreciation of the Renminbi against the U.S. dollar in 2008 resulted in our recording of a large exchange loss in 2008.

Risk Management
Our primary objective for holding derivative financial instruments is to manage currency risk. We record derivative instruments as assets or liabilities, measured at fair value.
Starting from October 2008, we have entered into a series of foreign currency forward contracts with commercial banks, to hedge our exposure to foreign currency exchange risk. As of December 31, 2010, we had foreign currency forward contracts with a total contract value of approximately €985.8 million ($1,310.8 million). We do not use foreign currency forward contracts to hedge all of our foreign currency denominated commitments. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. As at December 31, 2010, we recorded a change in fair value of forward foreign currency exchange contracts of $36.2 million, which was included in the line item “Gain (loss) on change in fair value of derivative” in the consolidated statements of operations. The estimated fair value of forward foreign currency exchange contracts is based on the estimated amount at which they could be settled based on forward market exchange rates. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations.
Interest Rate Risk
Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates. If market interest rates for short-term demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average applicable interest rate for our short-term demand deposits would result in an increase of approximately $0.3 million in interest income from the assumed average cash and cash equivalent balance in 2010. We may use derivative financial instruments, such as interest rate swaps, to mitigate potential risks of interest expense increases due to changes in market interest rates.

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

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2010, we received $176,940 from the depositary in reimbursements relating to the ADS facility.
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged except for the changes disclosed below.
In November 2008, we adopted a shareholder rights plan, or the Rights Plan. One ordinary share purchase right, or a Right, was distributed with respect to each ordinary share outstanding at the close of business on December 1, 2008. Subject to limited exceptions, these Rights entitle the holders to purchase ordinary shares from us at half of the market price at the time of purchase in the event that a person or group obtains ownership of 15% or more of our ordinary shares (including by acquisition of the ADSs representing an ownership interest in the ordinary shares) or enters into an acquisition transaction without the approval of our board of directors. The exercise price is set at $1.86 per Right to purchase ordinary shares, subject to adjustment when there is a trigger event. Our directors are entitled to redeem the Rights at $0.00001 per Right at any time before a person or group has acquired 15% or more of our voting securities.
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
Use of Proceeds
In August 2009, we completed a follow-on public offering of our ADSs. In this follow-on public offering, we issued and sold 450,000,000 ordinary shares, in the form of ADSs, at $28.75 per ADS on July 28, 2009. On August 17, 2009, we issued and sold additional 67,500,000 ordinary shares, following the exercise in full by the underwriters of their option to purchase additional ADSs. The ordinary shares underlying the ADSs offered and sold were registered pursuant to our automatic shelf registration statement on Form F-3 (File number: 333-160826) filed with the SEC on July 27, 2009. Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC acted as joint bookrunners, and Piper Jaffray & Co acted as a co-manager for the offering. The aggregate price of the offering amount registered and sold was approximately $148.8 million, of which we received net proceeds of approximately $141.5 million. We have used all of the proceeds from this offering for the purposes indicated in the prospectus of this offering.

In March 2010, we completed another follow-on offering of our ADSs. In this follow-on public offering, we issued and sold an aggregate of 454,250,000 ordinary shares, in the form of ADSs, at $20.25 per ADS on March 24, 2010. The ordinary shares underlying the ADSs offered and sold were registered pursuant to our automatic shelf registration statement on Form F-3 (File number: 333-160826) filed with the SEC on July 27, 2009. Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C. and Barclays Capital Inc. acted as bookrunners of the offering. The aggregate price of the offering amount registered and sold was approximately $184.0 million, of which we received net proceeds of approximately $176.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by our company. The net proceeds from this follow-on public offering were allocated as follows:
•	approximately $100 million for capacity expansion;
•	approximately $50 million for research and development purposes, including the expansion of our research and development center; and
•	the remaining amount for general corporate purposes.
As of December 31, 2010, our cash resources amounted to $725.7 million, comprising of cash on hand and demand deposits.

Item 15.	Controls and Procedures
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
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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
Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2010. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2010.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2010. The attestation report issued by Deloitte Touche Tohmatsu CPA Ltd. can be found on page F-3 of this annual report.
Changes in Internal Controls
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert
Mr. Peter Mak qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. All the members of our audit committee, namely, Mr. Liping Qiu, Mr. Peter Mak and Mr. Qian Zhao, satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act.

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

	2009	2010
Audit fees (1)	$973,902	$1,184,260
Audit-related fees(2)	$151,103	$150,543
Tax fees(3)	$185,552	$201,810
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2009 involve principally the issuance of a comfort letter, providing listing advice in connection with our follow-on public offering. Services comprising the fees disclosed under the category of “Audit-related fees” in 2010 involve principally the issuance of a comfort letter, providing listing advice in connection with our public offering of ADSs in March 2010.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
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

1.1
Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

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

4.6
Equipment Supply Contract between Trina China and Meyer Burger AG dated August 8, 2007 and the amendment dated September 17, 2007 (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.7
Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2008 (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.8
Supplemental Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 19, 2008 (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2009)

4.9
ADS Lending Agreement, dated July 17, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch, and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on July 23, 2008).

4.10
Standstill Agreement dated as of November 21, 2008 between the Registrant and Jifan Gao (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on November 21, 2008).

4.11
Supplemental Polysilicon Supply Agreement II between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 24, 2009 (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.12
Syndicated Loan Agreement among Trina China, Agricultural Bank of China and various parties mentioned therein dated September 28, 2009 (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.13
Maximum Amount Property Mortgage Contract between Trina China and Agricultural Bank of China dated September 28, 2009 (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.14
Letter of Guarantee and Undertaking entered into among Trina, Agricultural Bank of China and various parties mentioned therein dated September 28, 2009 (incorporated by reference to Exhibit 4.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.15
Letter of Guarantee entered into among Jifan Gao, Chunyan Wu, Agricultural Bank of China and various parties mentioned therein dated September 28, 2009 (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

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
Date: April 18, 2011

EXHIBIT INDEX

1.1
Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 1.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

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

4.6
Equipment Supply Contract between Trina China and Meyer Burger AG dated August 8, 2007 and the amendment dated September 17, 2007 (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.7
Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2008 (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.8
Supplemental Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 19, 2008 (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2009)

4.9
ADS Lending Agreement, dated July 17, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch, and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on July 23, 2008).

4.10
Standstill Agreement dated as of November 21, 2008 between the Registrant and Jifan Gao (incorporated by reference to Exhibit 4.2 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on November 21, 2008).

4.11
Supplemental Polysilicon Supply Agreement II between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 24, 2009 (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.12
Syndicated Loan Agreement among Trina China, Agricultural Bank of China and various parties mentioned therein dated September 28, 2009 (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.13
Maximum Amount Property Mortgage Contract between Trina China and Agricultural Bank of China dated September 28, 2009 (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.14
Letter of Guarantee and Undertaking entered into among Trina, Agricultural Bank of China and various parties mentioned therein dated September 28, 2009 (incorporated by reference to Exhibit 4.26 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.15
Letter of Guarantee entered into among Jifan Gao, Chunyan Wu, Agricultural Bank of China and various parties mentioned therein dated September 28, 2009 (incorporated by reference to Exhibit 4.27 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

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

TRINA SOLAR LIMITED

TRINA SOLAR LIMITED
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Trina Solar Limited
We have audited the accompanying consolidated balance sheets of Trina Solar Limited and subsidiaries (the “Company”) as of December 31, 2008, 2009, and 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
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
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Trina Solar Limited and subsidiaries as of December 31, 2008, 2009, and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.
Shanghai, China
April 18, 2011

TRINA SOLAR LIMITED
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Trina Solar Limited
We have audited internal control over financial reporting of Trina Solar Limited and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2010, of the Company and our report dated April 18, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.
/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.
Shanghai, China
April 18, 2011

TRINA SOLAR LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share and per share data)

	As of December 31,
	2008	2009	2010
ASSETS
Current assets:
Cash and cash equivalents	132,223,776	406,057,906	752,747,586
Restricted cash	44,991,233	72,005,449	38,035,171
Investment in securities	—	4,034,296	295,715
Inventories	85,687,407	81,153,759	79,126,066
Project assets	—	1,938,519	34,979,030
Accounts receivable, net of allowance for doubtful accounts of $1,810,284, $13,859,407 and $19,295,063 as of December 31, 2008, 2009 and 2010, respectively	105,192,782	287,950,162	377,317,525
Current portion of advances to suppliers, net of allowance of $7,944,150, 5,980,338 and $6,143,783 as of December 31, 2008, 2009 and 2010, respectively	42,247,209	41,303,271	81,230,496
Deferred tax assets	2,109,095	5,543,246	10,258,325
Prepaid expenses and other current assets	7,431,877	27,530,847	41,149,147

Total current assets	419,883,379	927,517,455	1,415,139,061

Advances to suppliers	130,351,513	105,188,020	93,248,404
Property, plant and equipment, net	357,593,802	476,857,803	571,466,625
Prepaid land use right	26,915,217	27,422,386	37,047,547
Deferred tax assets	2,807,488	9,926,063	14,667,435
Other noncurrent assets	2,564,428	1,786,358	520,360

TOTAL ASSETS	940,115,827	1,548,698,085	2,132,089,432

(Continued)

TRINA SOLAR LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share and per share data)

	As of December 31,
	2008	2009	2010
	As adjusted	As adjusted
	(Note 20)	(Note 20)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, and current portion of long-term bank borrowings	248,557,724	267,427,776	158,652,178
Accounts payable	62,503,917	186,535,492	188,000,260
Amount due to related parties	—	—	668,983
Income tax payable	3,648,772	12,873,979	34,156,619
Accrued expenses and other current liabilities	21,003,231	48,564,078	82,328,955
Convertible notes	—	—	136,262,524

Total current liabilities	335,713,644	515,401,325	600,069,519

Long-term bank borrowings	14,631,434	182,516,037	299,977,412
Convertible notes	129,803,300	133,035,624	—
Accrued warranty costs	12,473,142	21,023,381	38,710,874
Other noncurrent liabilities	10,993,042	17,409,664	19,684,535

Total liabilities	503,614,562	869,386,031	958,442,340

Commitments and contingencies (Note 17)

Shareholders’ equity:

Ordinary shares ($0.00001 par value; 73,000,000,000 shares authorized, 2,958,183,059, 3,486,901,296 and 3,964,085,356 shares issued and outstanding as of December 31, 2008, 2009 and 2010, respectively)	29,581	34,869	39,641
Additional paid-in capital	312,964,326	459,519,178	642,829,691
Retained earnings	112,091,214	208,317,651	519,770,631
Accumulated other comprehensive income	11,416,144	11,440,356	11,007,129

Total shareholders’ equity	436,501,265	679,312,054	1,173,647,092

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	940,115,827	1,548,698,085	2,132,089,432

See notes to consolidated financial statements.

TRINA SOLAR LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars, except share and per share data)

	Year ended December 31,
	2008	2009	2010
	As adjusted	As adjusted
	(Note 20)	(Note 20)

Net revenues	831,900,852	845,135,575	1,857,689,274

Cost of revenues	667,459,287	607,981,677	1,273,328,214

Gross profit	164,441,565	237,153,898	584,361,060

Selling expenses	20,302,251	30,939,366	75,677,623
General and administrative expenses	41,113,257	65,406,239	72,710,154
Research and development expenses	3,039,154	5,438,909	18,624,846

Total operating expenses	64,454,662	101,784,514	167,012,623

Income from operations	99,986,903	135,369,384	417,348,437
Foreign exchange (loss) gain	(11,801,559)	9,957,597	(36,155,829)
Interest expense	(24,557,701)	(27,095,079)	(33,952,126)
Interest income	2,943,611	1,666,878	2,590,210
(Loss) gain on change in fair value of derivative	(1,067,079)	(1,590,098)	9,475,794
Other (expense) income, net	(155,614)	2,613,586	215,692

Income before income taxes	65,348,561	120,922,268	359,522,178
Income tax expense	4,609,535	24,695,831	48,069,198

Net income	60,739,026	96,226,437	311,452,980

Earnings per ordinary share
Basic	0.02	0.04	0.09
Diluted	0.02	0.03	0.08

Weighted average ordinary shares outstanding
Basic	2,501,202,680	2,724,185,761	3,402,701,503
Diluted	2,690,723,390	3,131,505,181	3,833,713,796
See notes to consolidated financial statements

TRINA SOLAR LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

					Accumulated
					other	Total
	Ordinary shares		Additional	Retained	comprehensive	shareholders’	Comprehensive
	Shares	Amount	paid-in capital	earning	income	equity	income

Balance at January 1, 2008	2,553,367,783	25,533	304,877,619	51,352,188	11,233,465	367,488,805	45,123,216

Share-based compensation	—	—	4,024,780	—	—	4,024,780	—
Issuance of restricted shares to employees	17,866,289	179	—	—	—	179	—
Repurchase of restricted shares	(20,370,413)	(204)	—	—	—	(204)	—
Issuance of ordinary shares under share lending facility	407,319,400	4,073	4,061,927	—	—	4,066,000
Net income				60,739,026		60,739,026	60,739,026
Foreign currency translation adjustments					182,679	182,679	182,679

Balance at December 31, 2008, as adjusted (Note 20)	2,958,183,059	29,581	312,964,326	112,091,214	11,416,144	436,501,265	60,921,705

Share-based compensation	—	—	4,278,502	—	—	4,278,502	—
Issuance of restricted shares to employees	12,171,467	122	—	—	—	122	—
Issuance of ordinary shares pursuant to share option plan	2,137,800	22	744,710	—	—	744,732	—
Repurchase of restricted shares	(3,091,030)	(31)	—	—	—	(31)	—
Issuance of ordinary shares, net of issue costs	517,500,000	5,175	141,531,640	—	—	141,536,815	—
Net income				96,226,437	—	96,226,437	96,226,437
Foreign currency translation adjustments					24,212	24,212	24,212

Balance at December 31, 2009, as adjusted (Note 20)	3,486,901,296	34,869	459,519,178	208,317,651	11,440,356	679,312,054	96,250,649

Share-based compensation	—	—	5,955,047	—	—	5,955,047	—
Issuance of restricted shares to employees	27,528,391	275	—	—	—	275	—
Issuance of ordinary shares pursuant to share option plan	4,503,300	45	1,088,931	—	—	1,088,976	—
Repurchase of restricted shares	(9,097,633)	(91)	—	—	—	(91)	—
Issuance of ordinary shares, net of issue costs	454,250,000	4,543	176,266,535	—	—	176,271,078	—
Net income				311,452,980	—	311,452,980	311,452,980
Foreign currency translation adjustments					(433,227)	(433,227)	(433,227)

Balance at December 31, 2010	3,964,085,354	39,641	642,829,691	519,770,631	11,007,129	1,173,647,092	311,019,753

See notes to consolidated financial statements.

TRINA SOLAR LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Year ended December 31,
	2008	2009	2010
	As adjusted	As adjusted
	(Note 20)	(Note 20)

Operating activities:

Net income	60,739,026	96,226,437	311,452,980

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	20,139,856	34,120,465	52,279,855
Share-based compensation	4,024,780	4,278,502	5,955,047
(Gain) loss on change in fair value of investment in securities	—	(484,008)	812,929
Loss (gain) on change in fair value of derivative	1,067,079	1,590,098	(9,475,794)
Loss on disposal of property, plant and equipment	341,911	210,039	1,772,161
Allowance for accounts receivable, net of recoveries	1,467,471	12,307,522	5,435,656
Allowance for other receivables	118,567	2,708,554	1,542,083
Inventory write-down	21,516,138	23,127,176	10,195,272
Allowance for (recovery of) advances to suppliers	5,866,999	(1,963,812)	163,445
Amortization of convertible bond issuance costs	1,783,387	3,905,195	3,899,771

Changes in operating assets and liabilities:
Inventories	(48,656,015)	(18,593,528)	(8,167,579)
Project assets	—	—	(33,040,511)
Accounts receivable	(34,304,622)	(195,064,903)	(94,803,019)
Prepaid expenses and other current assets	(3,069,452)	(26,230,849)	(4,935,390)
Investment in securities	—	380,331	2,925,652
Advances to suppliers	(81,775,315)	24,140,624	(28,151,054)
Amount due from related parties	613,925	—	—
Accounts payable	4,503,708	106,769,263	(2,406,437)
Accrued expenses and other current liabilities	7,110,807	27,560,847	33,764,877
Accrued warranty costs	7,987,007	8,550,239	17,687,493
Other noncurrent liabilities	803,699	(1,060,183)	(5,179,337)
Income tax payable	2,242,882	9,225,207	21,282,640
Deferred taxes	(3,442,023)	(10,552,726)	(9,456,451)
Prepaid land use right	—	—	(9,625,161)

Net cash (used in) provided by operating activities	(30,920,185)	101,150,490	263,929,128

Investing activities:
Purchases of property, plant and equipment	(165,420,697)	(136,482,581)	(144,124,272)
Prepaid land use right	(21,675,312)	(507,169)	—
Subsidies of government for property, plant and equipment	10,189,345	7,476,804	7,454,208
Proceeds from disposal of property, plant and equipment	—	150,388	3,622
Increase in investments in affiliates	—	—	(155,888)
Decrease (increase) in restricted cash	58,384,248	(27,014,216)	33,970,278

Net cash used in investing activities	(118,522,416)	(156,376,774)	(102,852,052)

(Continued)

TRINA SOLAR LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Year ended December 31,
	2008	2009	2010
	As adjusted	As adjusted
	(Note 20)	(Note 20)

Financing activities:
Proceeds from exercise of share options	—	744,732	1,088,976
Proceeds from issuance of ordinary shares, net of issuance costs	—	141,536,815	176,271,078
Proceeds from issuance of convertible notes, net of issuance costs of $7,624,301	130,375,699	—	—
Proceeds from short-term bank borrowings	191,281,784	536,530,305	375,979,373
Repayment of short-term bank borrowings	(106,287,149)	(532,291,687)	(484,754,971)
Proceeds from long-term bank borrowings	6,417,432	182,516,037	117,461,375

Net cash provided by financing activities	221,787,766	329,036,202	186,045,831

Effect of exchange rate changes	182,679	24,212	(433,227)

Net change in cash and cash equivalents	72,527,844	273,834,130	346,689,680

Cash and cash equivalents at the beginning of the year	59,695,932	132,223,776	406,057,906

Cash and cash equivalents at the end of the year	132,223,776	406,057,906	752,747,586

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	20,199,372	25,896,059	29,825,019
Income taxes paid	6,605,810	26,023,351	33,410,763

Supplemental schedule of non-cash investing activities:

Purchases of property, plant and equipment included in accounts payable	33,880,879	51,143,192	46,603,004
Settlement of advances to suppliers in exchange for investment in securities	—	3,930,619	—
See notes to consolidated financial statements.

TRINA SOLAR LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(In U.S. dollars)
1.	ORGANIZATION AND PRINCIPAL ACTIVITIES
Trina Solar Limited (“Trina”) was incorporated under the laws of the Cayman Islands on March 14, 2006. As of December 31, 2010, the major subsidiaries of Trina are included in Appendix 1.
Trina Solar Limited, its subsidiaries and variable interest entities (“VIE”) (collectively the “Company”) are principally engaged in the manufacturing and selling of solar modules in the People’s Republic of China (the “PRC”) and overseas.
In 2009, Trina began entering into arrangements to develop commercial solar power systems (“project assets”). For each project, a special purpose vehicle (“SPV”) is established for the purpose of holding the project assets and is funded via a nominal equity contribution by an engineering procurement and construction contractor. Trina, through a series of contractual arrangements, among other things, (i) supplies all solar modules and other related products to the SPV, which are a significant component of project asset cost, (ii) has substantive management rights and oversight in the SPV and the construction process, and (iii) is contractually required to acquire the project assets upon construction completion. As a result, Trina has a controlling financial interest in the SPVs and is deemed their primary beneficiary and, accordingly, the financial position and results of operations, if any, of the SPVs are included in the consolidated financial statements of the Company. The details of the project assets are discussed in Note 2(j). All SPVs are included in Appendix 1.
On January 19, 2010, the Company changed the ratio of its ordinary shares to American Depositary Shares (“ADSs”) from one hundred (100) ordinary shares to one ADS to fifty (50) ordinary shares to one ADS. Such transaction has been retroactively reflected for all periods presented.
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES
(a)	Basis of presentation
The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of Trina, its subsidiaries and VIEs. The Company has eliminated all inter-company transactions and balances during consolidation.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(b)	Use of estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance for doubtful accounts and advances to suppliers, inventory valuation, the economic useful lives of long-lived assets, asset impairments, fair value of foreign currency derivatives, provision for uncertain tax positions and tax valuation allowances, accrued warranty expenses, and certain assumption used in the computation of share-based compensation and related forfeiture rates.
(c)	Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.
(d)	Restricted cash
Restricted cash is comprised of bank deposits held as collateral for letters of credit, commercial paper, bank drafts and bank borrowings as well as amounts held by counterparties under forward contracts. These deposits carry fixed interest rates and will be released when the bank borrowings are repaid or the related letters of credit are settled by the Company. The Company considers the restricted cash balances as equivalent to an investment whose return of principal requires the satisfaction of conditions (i.e., repayment of bank borrowings or settlement of letters of credit) rather than a withdrawal demand. Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment and, accordingly, the Company has presented such deposits and withdrawals as investing activities in the consolidated statements of cash flows.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(e)	Fair value of financial instruments
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
• Level 3 — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use to price an asset or liability.
When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(f)	Investment in securities
Investment in securities represents marketable securities acquired principally for the purpose of sale in the near term and, as a result, is classified as a trading security. The investment is reported at fair value, with gains or losses resulting from changes in fair value recognized in earnings.
(g)	Investment in equity affiliates
Affiliated companies are entities over which the Company has significant influence, but which it does not control. The Company generally considers an ownership interest of 20% or higher to represent significant influence. Investments in equity affiliates are accounted for by the equity method of accounting. Under this method, the Company’s share of the profits or losses of affiliated companies is recognized in the income statement and its shares of movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Company and its affiliated companies are eliminated to the extent of the Company’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other-than-temporary. As of December 31, 2010, the Company has equity investment in affiliates with a carrying amount of $155,888.
(h)	Receivables and Allowance for Doubtful Accounts.
The Company maintains allowances for doubtful accounts for uncollectible accounts receivable. Estimated anticipated losses from doubtful accounts are based on days past due, historical collection history, and other factors.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(i)	Inventories
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
The Company has outsourced portions of its manufacturing process, including cutting ingots into wafers, and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (silicon, ingots, wafers or cells) to the third-party manufacturers.
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
For those outsourcing arrangements in which title (including risk of loss) does transfer to the third-party manufacturer, the Company is contractually obligated to repurchase the processed inventory. To accomplish this, it enters into raw material sales agreements and processed inventory purchase agreements simultaneously with the third-party manufacturer. In such instances, where they are, in substance tolling arrangements, the Company retains the inventory in the consolidated balance sheets while it is in the physical possession of the third-party manufacturer. The cash received from the third-party manufacturer is recorded as a current liability on the balance sheet rather than revenue or deferred revenue. Upon receipt of the processed inventory, it is reclassified from raw materials to work-in-progress inventory and the processing fee paid to the third-party manufacturer is added to inventory cost.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(j)	Project assets
Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to the sale of the solar power project. These costs include modules, installation and other development costs, such as legal, consulting and permitting. Once the Company enters into a definitive sales agreement, the project assets are reclassified to deferred project costs on the consolidated balance sheets until all criteria for sale recognition have been met. While the project assets are not constructed for a specific customer, the Company intends to sell the project assets upon their completion.
Project assets consisted of the following at December 31, 2009 and 2010:

	December 31,	December 31
	2009	2010
	$	$
Project assets — Module cost	1,669,040	13,350,157
Project assets — Development	—	19,609,382
Project assets — Others	269,479	2,019,491

Total project assets	1,938,519	34,979,030

Total current liabilities	—	12,684,581

Total liabilities	—	12,684,581

The Company reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining whether or not the project assets are recoverable, the Company considers a number of factors, including changes in environmental, ecological, permitting, or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(k)	Property, plant and equipment, net
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

	Year ended December 31,
	2008	2009	2010
	$	$	$
Total interest incurred	26,025,305	28,527,579	35,754,067
Less: Interest capitalized	1,467,604	1,432,500	1,801,941

Interest expenses	24,557,701	27,095,079	33,952,126

The Company computes depreciation expense using the straight-line method over the estimated useful lives of the assets presented below.

Years

Buildings	10–20
Plant and machinery	5–10
Motor vehicles	3–5
Electronic equipment, furniture and fixtures	3–5
(l)	Prepaid land use right
The Company’s prepaid land use rights are reported at cost and are charged to income ratably over 50 years, in accordance with the term of the land use right agreement.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(m)	Long-lived assets
The Company evaluates its long-lived tangible assets and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events include but are not limited to significant current period operation or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. No impairments were recorded during the years ended December 31, 2008, 2009 and 2010.
(n)	Income taxes
The Company accounts for income taxes using the asset and liability method whereby the Company calculates the deferred tax asset or liability account balances at the balance sheet date using tax laws and rates expected to apply to taxable income in the periods in which deferred tax assets or liabilities are expected to be realized or settled. The Company establishes valuation allowances, when necessary, to reduce deferred tax assets to the extent it is more likely than not that such deferred tax assets will not be realized. The Company does not provide deferred taxes related to the U.S. GAAP basis in excess of the tax basis in the investment in the Company’s foreign subsidiaries to the extent such amounts relate to permanently reinvested earnings and profits of such foreign subsidiaries.
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

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(o)	Revenue recognition
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
The Company recognizes sales of its solar modules based on the terms of the specific sales. Generally, it recognizes sales when the modules have been delivered to the customers’ designated point of shipment, which may include commercial docks or commercial shipping vessels. The Company extends credit terms of up to 90 days to customers with good creditworthiness as determined by the Company’s credit assessment. For limited sales transactions with customers whose creditworthiness is doubtful, the Company requests cash payment before delivery and records such receipts as advances from customers. For customers to whom credit terms are extended, the Company only recognizes revenue when collectability is reasonably assured. The Company assesses collectability based on a number of factors, including past customer transaction history and customer credit analysis.
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

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(p)	Shipping and handling costs
Payments received from customers for shipping and handling costs are included in net revenues. Shipping and handling costs relating to solar module sales of $5,951,760, $11,950,752 and $39,159,748 are included in selling expenses for the years ended December 31, 2008, 2009 and 2010, respectively. Shipping and handling costs relating to inventory purchases of $2,689,445, $844,385 and $810,783 are included as a component of cost of revenues for the years ended December 31, 2008, 2009 and 2010, respectively.
(q)	Research and development
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
(r)	Government grants
The Company periodically qualifies for grants from the PRC government for achieving certain research and development milestones. It records these grants as an offset to its research and development expenses in the periods in which the Company earns them. Grants that it receives prior to when the Company achieves the specified milestone are reported as a liability. The Company recorded $975,824, $581,298 and $699,228 of earned grants as reductions of research and development expenses for the years ended December 31, 2008, 2009 and 2010, respectively. Government grants related to assets are recorded as deferred liabilities and are recognize as an offset to depreciation expense on a straight-line basis over the useful life of the associated asset. The Company received government grant for assets of $10,189,345, $7,476,804 and $7,454,208 during the years ended December 31, 2008, 2009 and 2010, respectively, and recognized $27,161, $1,160,699 and $4,480,108 as an offset to depreciation expense for the years ended December 31, 2008, 2009 and 2010, respectively.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(s)	Product warranties
The Company provides a limited warranty to the original purchasers of its solar modules for two or five years, in relation to defects in materials and workmanship, and 25 years in relation to minimum power output. The Company accrues warranty costs when recognizing revenue and recognizes such costs as a component of selling expense. Warranty costs primarily consist of replacement costs for parts and materials and labor costs for maintenance personnel. Due to its limited solar module manufacturing history, the Company does not have a significant history of warranty claims. Based on its best estimates of both future costs and the probability of incurring warranty claims, the Company currently accrues for product warranties at 1% of solar module sales. The Company derives its estimates from a number of factors, including (1) an analysis of actual historical costs incurred in connection with its warranty claims, (2) an assessment of competitors’ accrual and claim history and (3) results from academic research, including industry-standard accelerated testing, and other assumptions that the Company believes to be reasonable under the circumstances. The Company acknowledges that such estimates are subjective and will continue to analyze its claim history and the performance of its products compared to its competitors and academic research results to determine whether the accrual is adequate. Should the Company begin to experience warranty claims different from its accrual rate, the Company will prospectively revise the warranty accrual rate.
(t)	Foreign currency translation and foreign currency risk
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
Prior to January 1, 2008, the financial records of the Company’s principal operating subsidiary in the PRC, Trina China, were maintained in Renminbi (“RMB”), the local currency To respond to the significant changes in economic facts and circumstances, Trina China changed its functional currency from RMB to the US dollar, effective January 1, 2008.
The financial records of the Company’s subsidiaries are maintained in local currencies other than US dollar, such as RMB and Euro, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of shareholders’ equity.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(t)	Foreign currency translation and foreign currency risk — continued
The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $71,936,716, $125,551,705 and $309,578,293 as of December 31, 2008, 2009 and 2010, respectively.
(u)	Concentrations of credit risk
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
The Company assesses creditworthiness of customers before conducting business with them. This assessment is primarily based on historical collection records, customer onsite visits by senior management and information provided by third parties, such as Dun & Bradstreet and the insurance company that ultimately insures us against customer credit default. Using this information, the Company further evaluates the potential effect of a delay in financing on the customers’ liquidity and financial position, their ability to draw down financing as well as their ability and intention to pay should it not obtain the related financing. Based on this analysis, the Company determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not sell the products or sell on a cash or prepayment basis. Therefore, based on the strict credit assessment, the Company attempts to conduct business with those customers having the ability and intent to pay. The Company has not had significant collections issues for receivables generated from sales of products or significant default issues related to advance to suppliers.
(v)	Share-based compensation
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

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(w)	Derivative financial instruments
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
The Company entered into certain forward foreign exchange contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with outstanding accounts receivable. The foreign exchange hedge contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency hedge contracts are recognized in the statement of operations. During the years ended December 31, 2008, 2009 and 2010, the Company recorded change in fair value of forward foreign currency exchange contracts of $(1,067,079), $(1,590,098) and $9,475,794, respectively, which has been recorded in (loss) gain on change in fair value of derivatives in the consolidated statements of operations.

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(x)	Earnings per share
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
The following table sets forth the computation of the basic and diluted income from operations per share for the periods indicated:

	Year ended December 31,
	2008	2009	2010
	As adjusted	As adjusted
	$	$	$
Net income from operations attributable to ordinary shareholders — basic	60,739,026	96,226,437	311,452,980
Finance charge related to convertible notes	4,003,500	9,425,195	9,419,771

Net income from operations attributable to ordinary shareholders — diluted	64,742,526	105,651,632	320,872,751

Weighted average number of ordinary shares outstanding — basic	2,501,202,680	2,724,185,761	3,402,701,503
Nonvested restricted shares	3,158,126	—	16,977,041
Share options	—	—	6,715,832
Convertible notes	186,362,584	407,319,420	407,319,420

Weighted average number of ordinary shares outstanding — diluted	2,690,723,390	3,131,505,181	3,833,713,796

Earnings per ordinary share from operations — basic	0.02	0.04	0.09

Earnings per ordinary share from operations — diluted	0.02	0.03	0.08

TRINA SOLAR LIMITED
2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(x)	Earnings per share — continued
Diluted income per share for the year ended December 31, 2008, 2009 and 2010 excludes 12,642,079, 24,337,277 and 27,113,457 shares issuable upon exercise of share options, respectively, as their inclusion would have been anti-dilutive.
The call option on the Loaned Shares (see Note 11) has been excluded in the computation of basic EPS as the Company has concluded that the Loaned Shares are not considered issued for accounting purposes as existing shareholders are not expected to be affected by the issuance due to (a) the existence of the collateral arrangement and (b) the requirement that the holders of the Loaned Shares return any dividends received. The call option on the Loaned Shares has been considered in the computation of diluted EPS using the treasury stock method with the fair value of the collateral representing the assumed proceeds for the issuance of the underlying shares. For the year ended December 31, 2008, 2009 and 2010, there were no incremental shares included in the diluted EPS computation in regard to the Loaned Shares.
(y)	Recently issued accounting pronouncements
In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The adoption of ASU 2010-29 will not impact the Company’s financial position, results of operations, or cash flows, as its requirements only pertain to financial statement footnote disclosure.

TRINA SOLAR LIMITED
3.	ALLOWANCE FOR DOUBTFUL RECEIVABLES
Allowance for doubtful receivables are primarily comprised of allowances for account receivables and advances to suppliers. An analysis of allowance for doubtful receivables for the years ended December 31, 2008, 2009 and 2010 is as follows:

	At December 31
	2008	2009	2010
	$	$	$

Balance, beginning of the year	342,813	1,810,284	13,859,407
Allowance made during the year	1,467,471	12,694,191	5,435,656
Recoveries	—	(386,668)	—
Amount written-off against allowance	—	(258,400)	—

Balance, end of the year	1,810,284	13,859,407	19,295,063

An analysis of allowance for other receivables for the years ended December 31, 2008, 2009 and 2010 is as follows:

	At December 31
	2008	2009	2010
	$	$	$

Balance, beginning of the year	125,399	243,966	2,952,520
Allowance made during the year	118,567	2,708,554	1,542,083
Recoveries	—	—	—

Balance, end of the year	243,966	2,952,520	4,494,603

An analysis of allowance for advances to suppliers for the years ended December 31, 2008, 2009 and 2010 is as follows:

	At December 31
	2008	2009	2010
	$	$	$

Balance, beginning of the year	2,077,151	7,944,150	5,980,338
Allowance made during the year	5,866,999	262,283	163,445
Recoveries	—	(2,226,095)	—

Balance, end of the year	7,944,150	5,980,338	6,143,783

TRINA SOLAR LIMITED
4.	INVENTORIES
Inventories consisted of the following:

	At December 31
	2008	2009	2010
	$	$	$

Raw materials	30,697,470	11,099,173	20,245,059
Work in progress	26,796,504	22,649,446	32,752,761
Finished goods	28,193,433	47,405,140	26,128,246

Total	85,687,407	81,153,759	79,126,066

In 2008, 2009 and 2010, inventory was written down by $21,516,138, $23,127,176 and $10,195,272, respectively, to reflect the lower of cost or market.
5.	PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment, net consisted of the following:

	At December 31
	2008	2009	2010
	$	$	$

Buildings	33,815,202	85,720,215	91,339,302
Plant and machinery	233,846,906	314,607,086	473,066,882
Motor vehicles	1,132,838	1,487,518	1,994,773
Electronic equipment, furniture and fixtures	27,277,314	46,811,898	59,886,131

	296,072,260	448,626,717	626,287,088
Less: Accumulated depreciation	(27,453,759)	(61,442,832)	(115,637,197)

	268,618,501	387,183,885	510,649,891
Construction in progress	88,975,301	89,673,918	60,816,734

Property, plant and equipment, net	357,593,802	476,857,803	571,466,625

Depreciation of property, plant and equipment was $20,139,856, $34,120,465 and $52,279,855 for the years ended December 31, 2008, 2009 and 2010, respectively.
Construction in progress primarily represents the construction of new plants that include several new production lines and the machinery under installation.
As of December 31, 2008, 2009, and 2010, the Company has pledged property, plant and equipment with a total carrying amount of $218,490,834, $203,740,504 and $187,981,989 respectively, to secure short-term bank borrowings (see Note 10).

TRINA SOLAR LIMITED
6.	PREPAID LAND USE RIGHT
Prepaid land use right represented land use rights for the Company’s business operations. Amounts recognized in profit and loss related to the prepaid land use rights were $221,624, $558,888 and $632,698 for the years ended December 31, 2008, 2009 and 2010, respectively.
At December 31, 2008, 2009 and 2010, the land use right certificates for a certain portion of the Company’s land use rights amounting to $nil, $6,396,732 and $nil, respectively, had not been obtained.
As of December 31, 2008, 2009 and 2010, land use rights of $2,557,672, $27,422,386 and $7,748,019 were pledged as collateral to secure the bank borrowings respectively. (see Note 10).
7.	DERIVATIVE FINANCIAL INSTRUMENTS
The following tables present the fair values of derivative instruments included in the Company’s consolidated balance sheets as of December 31, 2008, 2009 and 2010:

	December 31, 2008
	Other Assets -	Other Liabilities -
	Current	Current
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	$—	$1,067,079

Total derivative instruments	$—	$1,067,079

	December 31, 2009
	Other Assets -	Other Liabilities -
	Current	Current
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	$7,307,485	$—

Total derivative instruments	$7,307,485	$—

	December 31, 2010
	Other Assets -	Other Liabilities -
	Current	Current
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	$8,131,716	$15,988,091

Total derivative instruments	$8,131,716	$15,988,091

See Note 8. “Fair Value Measurement,” to the Company’s consolidated financial statements for information about the techniques the Company uses to measure the fair value of its derivative instruments.

TRINA SOLAR LIMITED
7.	DERIVATIVE FINANCIAL INSTRUMENTS — continued
The following tables present the amounts related to derivative instruments affecting the Company’s consolidated statements of operations for the years ended December 31, 2008, 2009 and 2010:

	Amount of Gain (Loss) on Derivatives
	Recognized in Income
	Year Ended	Location of Gain (Loss) Recognized in
Derivative Type	December 31, 2008	Income on Derivatives
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	$(1,067,079)	Gain (loss) on change in fair value of derivative

	Amount of Gain (Loss) on Derivatives
	Recognized in Income
	Year Ended	Location of Gain (Loss) Recognized in
Derivative Type	December 31, 2009	Income on Derivatives
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	$(1,590,098)	Gain (loss) on change in fair value of derivative

	Amount of Gain (Loss) on Derivatives
	Recognized in Income
	Year Ended	Location of Gain (Loss) Recognized in
Derivative Type	December 31, 2010	Income on Derivatives
Derivatives not designated as hedging instrument:
Foreign exchange forward contracts	$9,475,794	Gain (loss) on change in fair value of derivative

TRINA SOLAR LIMITED
8.	FAIR VALUE MEASUREMENT
The Company does not have any assets or liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2008, 2009 and 2010.
As of December 31, 2008, 2009 and 2010, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair Value Measurements at December 31, 2008
Using
	Total Fair	Quoted Prices
	Value and	in Active	Significant Other	Significant
	Carrying	Markets for	Observable	Unobservable
	Value on the	Identical Assets	Inputs	Inputs
	Balance Sheet	(Level 1)	(Level 2)	(Level 3)
	$	$	$	$
Liabilities:
Foreign exchange forward contract	1,067,079	—	1,067,079	—

Total liabilities	1,067,079	—	1,067,079	—

		Fair Value Measurements at December 31, 2009
		Using
	Total Fair	Quoted Prices
	Value and	in Active	Significant Other	Significant
	Carrying	Markets for	Observable	Unobservable
	Value on the	Identical Assets	Inputs	Inputs
	Balance Sheet	(Level 1)	(Level 2)	(Level 3)
	$	$	$	$
Assets:
Investment in securities	4,034,296	4,034,296	—	—
Foreign exchange forward contract	7,307,485	—	6,711,233	596,251

Total assets	11,341,781	4,034,296	6,711,233	596,251

TRINA SOLAR LIMITED
8.	FAIR VALUE MEASUREMENT — continued

		Fair Value Measurements at December 31, 2010
		Using
		Quoted
	Total Fair	Prices in
	Value and	Active	Significant
	Carrying	Markets for	Other	Significant
	Value on the	Identical	Observable	Unobservable
	Balance	Assets	Inputs	Inputs
	Sheet	(Level 1)	(Level 2)	(Level 3)
	$	$	$	$
Assets:

Investment in securities	295,715	295,715	—	—

Foreign exchange forward contract	8,131,716	—	5,622,316	2,509,400

Liabilities:				—
Foreign exchange forward contract	(15,988,091)	—		(15,988,091)

Net liabilities	(7,560,660)	295,715	5,622,316	(13,478,691)

A summary of changes in Level 3 foreign exchange forward contracts for the year ended December 31, 2009 and 2010 is as follows:

	As of December 31
	2008	2009	2010

Beginning balance	$—	—	596,251
Total gain or losses (realized/unrealized)	—		—
Included in earnings	—	596,251	(13,478,691)
Including in other comprehensive income	—	—	—
Settlements	—	—	(596,251)
Transfer in and/or out of level 3	—	—	—

Ending balance	$—	596,251	(13,478,691)

The amount of total gains (losses) for the year included in earnings attributable to the change in unrealized gains (losses) relating to assets and liabilities still held at the reporting date	$—	596,251	(13,478,691)

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

TRINA SOLAR LIMITED
8.	FAIR VALUE MEASUREMENT — continued
• Derivative assets and liabilities — The Company’s derivative assets and liabilities relate to foreign exchange contracts involving major currencies. Since its derivative assets and liabilities are not traded on an exchange, the Company values them using valuation models. The valuation of certain foreign currency contracts used interest rate yield curves and foreign exchange rates as the significant inputs in the valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, such contracts are classified as Level 2 in the hierarchy. The fair value of the remaining foreign currency contracts are computed using the Monte Carlo pricing method based on assumptions supported by quoted market prices or rates, adjusted for the specific features of these instruments. Such contracts are classified as Level 3 in the hierarchy. The Company considers the effect of its own credit standing and that of its counterparties in valuations of its derivative financial instruments.
• Fair value of other assets and liabilities — The fair value of the Company’s non-current portion of advance to suppliers as of December 31, 2010 is estimated by discounted future cash flow technique using an interest rate corresponding to debt with similar maturities on the measurement date. The fair value of the Company’s convertible notes is estimated based on the quoted price from an over-the-count market on the valuation date.
The estimated fair value of the Company’s other assets and liabilities, including accounts receivables, current portion of advances to suppliers, accounts payable, income tax payable, accrued expenses and short-term borrowings, approximates their carrying value at December 31, 2008, 2009 and 2010 due to their short-term nature. The carrying value of the Company’s bank borrowings and long-term payables approximates their fair value as the balances were recently entered into and market rates had not fluctuated significantly prior to the balance sheet dates.
The following table presents the financial instruments for which fair value does not approximate carrying value as of December 31, 2008, 2009 and 2010:

	As of December 31, 2008		As of December 31, 2009		As of December 31, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value

Non-current portion of advance to suppliers	$130,351,513	$126,885,880	$105,188,020	$101,528,564	$93,248,404	$91,059,441
Convertible debt	129,803,300	69,000,000	133,035,624	244,000,000	136,262,524	212,387,520

TRINA SOLAR LIMITED
9.	INVESTMENT IN SECURITIES
Trading securities outstanding at fiscal year-end were as following:

	December 31, 2010
	Cost	Fair Value
	$	$
Marketable securities	975,636	295,715

Total	975,636	295,715

10.	BANK BORROWINGS
The Company’s bank borrowings consisted of the following:

	At December 31
	2008	2009	2010
	$	$	$
Bank borrowings
Short-term	248,557,724	234,329,742	117,055,761
Long-term, current portion	—	33,098,034	41,596,417

Total current	248,557,724	267,427,776	158,652,178

Long-term, non-current portion	14,631,434	182,516,037	299,977,412

Total	263,189,158	449,943,813	458,629,590

Short-term borrowings
The Company’s short-term bank borrowings consisted of the following:

	At December 31
	2008	2009	2010
	$	$	$

Short-term borrowings guaranteed by Trina	31,047,999	78,989,279	15,000,000
Short-term borrowings secured by restricted cash	20,846,779	1,990,098	—
Short-term borrowings secured by plants and machinery of Changzhou Trina Solar Energy Co., Ltd.	72,499,574	114,085,704	77,455,761
Unsecured short-term borrowings	64,569,207	39,264,661	24,600,000
Short-term borrowings guaranteed by third parties	57,794,165	—	—
Short-term borrowings secured by accounts receivable	1,800,000	—	—

Total	248,557,724	234,329,742	117,055,761

TRINA SOLAR LIMITED
10.	BANK BORROWINGS — continued
The average interest rate on short term borrowings was 7.11%, 5.14% and 4.04% per annum for the years ended December 31, 2008, 2009 and 2010, respectively. The funds borrowed under the above short-term arrangements have no covenants or restrictions, and are repayable within one year.
The Company has short-term bank facilities of $483,851,907, $590,622,009 and $1,741,578,929 with various banks, of which $282,496,077, $327,899,446 and $650,880,259 had been drawn down and $201,355,830, $262,722,563 and $1,090,698,670 were available as of December 31, 2008, 2009 and 2010, respectively. Those short-term bank facilities are renewable annually by mutual agreement between the parties.
Long term borrowings
In 2008, the Company obtained $6,417,432 in new long-term bank loans, secured by building and machinery of Trina China, due 2011. The balance outstanding as of December 31, 2008 was $14,631,434. During the year ended December 31, 2008, the average interest rate was approximately 7.12% per annum.
On September 8, 2009, Trina China entered into a five-year credit facility (the “Facility”) with a syndicate of banks for $303,279,927, of which $269,215,313 is designated solely for the expansion of the Company’s production capacity with the remaining to be used to supplement working capital requirements once the capacity expansion is completed. The facility can be drawn down either in RMB or US dollar. As of December 31, 2010, the Company had drawn down $275,086,596 under the Facility. The remaining Facility can only be drawn down on or after completion of capacity expansion. The weighted average interest rate for borrowings under the Facility was 5.53%. Interest is payable quarterly or biannually in arrears for loans denominated in RMB and US dollars, respectively. The interest rate on RMB-denominated borrowings is 110% of the rate stipulated by the Chinese central bank for loans of similar duration. The interest rate on US dollar-denominated borrowings is the six month London Interbank Offered Rate plus 300 basis points. The Facility is guaranteed by Trina as well as the Company’s chief executive officer and his wife and is further collateralized by the property, plant and equipment for which the Facility will be used to construct, and the related land use right. Borrowings outstanding as of December 31, 2010 are payable on a biannual basis, commencing October 27, 2011. For purposes of the expansion, the Company is required to match Facility draws with an equal amount of cash from sources other than the Facility. The Facility contains certain financial covenants which require that specified debt to total assets ratio, return on net equity and income to interest ratio be maintained. The Company was in compliance with the covenants as of December 31, 2010.
On January 11, 2010, Trina Solar (Luxembourg) S.A.R.L and Chinese Country Development Bank (“CDB”) entered into a fifteen-year credit facility (the “CDB Facility”) for EUR 100.0 million, which is designated solely for the construction of 28.8MW in project assets. As of December 31, 2010, the Company had drawn down EUR 50.0 million ($66.5 million) under the CDB Facility. The weighted-average interest rate for the borrowings was 4.00% for the year ended December 31, 2010 and is computed as the 6-month EURIBOR plus 300 basis points. The facility is guaranteed by Trina China. The Company is required to match the Facility draws with the construction of the solar plants.

TRINA SOLAR LIMITED
10.	BANK BORROWINGS — continued
Future principal payments under the above long-term borrowings as of December 31, 2010 are as follows:

Fiscal Years Ending December 31,	$

2011	41,596,417
2012	80,685,071
2013	98,510,083
2014	96,514,418
Thereafter	24,267,840

Total	341,573,829

11.	CONVERTIBLE SENIOR NOTES
On July 23, 2008, the Company issued $138 million of 4% Convertible Senior Notes (the “Notes”). The Notes mature on July 15, 2013 and bear interest at a rate of 4.00% per annum, payable in arrears semi-annually on January 15 and July 15, beginning January 15, 2009.
Conversion. The initial conversion rate is 59.0318 ADSs per $1,000 initial principal amount, which represents an initial conversion price of approximately $16.94 per American Depository Share (“ADS”). The Notes are convertible at any time prior to maturity. The conversion rate is subject to change for certain anti-dilution events and upon a change in control (“a Fundamental Change”). If the holders elect to convert the Notes upon a Fundamental Change, the conversion rate will increase by a number of additional shares as determined by reference to an adjustment schedule based on the date on which the change in control becomes effective and the price paid per ADS in the transaction (referred to as the “Fundamental Change Make-Whole Premium”). However, the conversion rate, including any additional ADSs added to the conversion rate in connection with a Fundamental Change, will not exceed 71.4286 ADSs (which is equal to a conversion price of $14.00 per ADS).
Redemption. The holders may require the Company to repurchase all or portion of the Notes for cash on July 15, 2011, or upon a Fundamental Change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In the event of default, as defined in the agreement, the holders of 25% or more of the Notes may immediately require the Company to redeem the Notes and associated interest. As of December 31, 2010, the Company classified the Notes as a current liability on the consolidated balance sheets as the holders have the option to redeem the Notes on July 15, 2011. As of December 31, 2010, the Company classified the Notes as a current liability on the consolidated balance sheets as the holders have the option to redeem the Notes on July 15, 2011.
Proceeds to the Company were $132,392,740, net of issuance costs of $5,607,260, which are being amortized over the period from July 23, 2008, the date of issuance, to July 15, 2011, the earliest redemption date, using the effective interest method. Amortization expense for the year ended December 31, 2008, 2009 and 2010 was $1,783,387, $3,905,195 and $3,899,771, respectively.

TRINA SOLAR LIMITED
11.	CONVERTIBLE SENIOR NOTES — continued
Share Lending Agreement. Concurrent with the offering of the Notes, the Company issued 8,146,388 ADSs at a price equal to par, or $0.0005 per ADS (the “Loaned Shares”), to one of the underwriters of the Notes (“Underwriter”). The purpose of the Loaned Shares is facilitating privately negotiated transactions in which the ultimate holder of the Notes (the “ADS Borrower”) may elect to hedge their investment in the Notes.
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
The Company has accounted for the Share Lending Agreement at fair value and recognized it as an issuance cost associated with the convertible debt offering (see Note 20). As a result, additional debt issuance costs of $4.1 million were recorded on the issuance date with a corresponding increase to additional paid-in capital. The debt issuance costs are amortized over the life of the Notes using the effective interest method.
Although legally issued, the Company has not considered the Loaned Shares issued for accounting purposes. As a result, any cash collateral, to the extent posted by the ADS Borrower, is not considered attributable to the issuance of shares. To the extent cash collateral is posted, the Company will record the cash as an asset on its balance sheet with an offsetting liability recorded to reflect the collateral receipt as the proceeds of a borrowing. To the extent the ADS Borrower is in default under the Share Lending Agreement, non-cash collateral would likewise be recorded on the Company’s consolidated balance sheet. As of December 31, 2010, the ADS Borrower has posted non-cash collateral and the ADS Borrower is not in default.

TRINA SOLAR LIMITED
12.	ACCRUED WARRANTY COSTS
The movement of the Company’s accrued warranty costs is summarized below:

	For the year ended December 31,
	2008	2009	2010
	$	$	$
Beginning balance	4,486,135	12,473,142	21,023,381
Warranty provision	7,987,007	8,550,239	17,895,942
Warranty costs incurred	—	—	(208,449)

Ending balance	12,473,142	21,023,381	38,710,874

13.	SHARE-BASED COMPENSATION
The Company measures share-based compensation cost on the grant date at the fair value of the award and recognizes this cost as an expense over the grant recipients’ requisite service periods.
The following table presents the Company’s share-based compensation expense by type of award:

	2008	2009	2010
	$	$	$

Share options	483,546	1,041,868	1,882,511
Restricted shares	3,541,234	3,236,634	4,072,536

Total share-based compensation expense	4,024,780	4,278,502	5,955,047

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

TRINA SOLAR LIMITED
13.	SHARE-BASED COMPENSATION — continued
The following is a summary of activities under the Plan:

	Number of shares	Weighted average grant date fair value

Non-vested at January 1, 2010	41,139,713	$0.28
Granted	27,528,391	$0.41
Vested	(12,028,839)	$0.25
Repurchased	(9,057,633)	$0.36

Nonvested at December 31, 2010	47,581,632	$0.35

The fair value of the restricted shares was based on the market price on the date of grant.
As of December 31, 2010 there was $13,474,510 of total unrecognized compensation cost related to nonvested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 3.50 years. The total fair value of shares vested during the years ended December 31, 2008, 2009, and 2010 was $5,723,692, $8,960,326 and $13,032,862, respectively.
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
During 2008, 2009 and 2010, the Company granted 14,512,157, 15,419,650 and 21,630,267 share options, respectively, to its board of directors and employees. Those share options will vest one third per annum on the anniversary of the grant date.

TRINA SOLAR LIMITED
13. SHARE-BASED COMPENSATION — continued
Share Options — continued
A summary of the option activity is as follows:

		Weighted	Weighted Average
	Number	Average	Remaining	Aggregate
	of Options	Exercise Price	Contractual Term	Intrinsic Value

Options outstanding at January 1, 2010	24,337,277	0.22
Granted	21,630,267	0.46
Exercised	(4,503,300)	0.24
Cancelled or Forfeited	(6,192,521)	0.33
Options outstanding at December 31, 2010	35,271,723	0.35	6.70	4,290,081
Options vested or expected to vest at December 31, 2010	29,452,248	0.35	6.75	3,347,285
Options exercisable at December 31, 2010	4,776,616	0.26	5.71	985,768
Total intrinsic value of options exercised for the years ended December 31, 2008, 2009 and 2010 were $nil, $409,039 and $1,020,370, respectively. The weighted-average grant date fair value of options granted during the years ended December 31, 2008, 2009 and 2010 was $0.21, $0.11 and $0.17, respectively, computed using the Black-Scholes-Merton closed-form option valuation model using the following weighted average assumptions:

	2008	2009	2010
Risk free rate of return	2.03%	1.30%	1.26%
Expected life	3.50	3.50	3.50
Volatility ratio	70.7%	88.9%	81.80%
Dividend yield	—	—	—
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
As of December 31, 2010, the Company had $3,324,289 of unrecognized share-based compensation cost related to unvested share options, which it expects to recognize over a weighted-average period of 2.07 years.

TRINA SOLAR LIMITED
14.	TAX EXPENSE
The Company mainly operates in PRC, Singapore, Switzerland, United States, Japan and Hong Kong. In 2010, the Company established several entities in various jurisdictions.
Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.
Hong Kong
The Company’s fully-owned subsidiary, Mutual Luck Enterprises Limited (“TML”) was subject to Hong Kong profit tax at a rate of 17.5%, 16.5% and 16.5% in 2008, 2009 and 2010, respectively. No Hong Kong profit tax has been provided as TML has not had assessable profit that was earned in or derived from Hong Kong during the years presented.
Singapore
The Company’s fully-owned subsidiary, Trina Solar Singapore Pte. Ltd. (“TSI”) and Trina Solar Energy Development Pte. Ltd. (“TED”) were subject to Singapore profit tax at a rate of 17% in 2009 and 2010. No Singapore profit tax has been provided as TSI and TED did not have assessable profit that was earned in or derived from Singapore during the year presented.
Switzerland
The Company’s fully owned subsidiary, Trina Solar (Switzerland) Ltd (“TSW”) was subject to Switzerland profit tax at an effective rate of 10.12% in 2010.
United States
The Company’s fully owned subsidiaries, Trina Solar (U.S.) Inc. (“TUS”), Trina Solar (U.S.) Development LLC (“TUP”) and TP-CA-SOUTH LLC (“TP-CA”) were subject to United States profit tax at a rate of 40% in 2010.
Japan
The Company’s fully owned subsidiary, Trina Solar (Japan) Limited (“TJP”) was subject to Japan profit tax at a rate of 40% in 2010.

TRINA SOLAR LIMITED
14.	TAX EXPENSE — continued
PRC
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
Under the New EIT Law, the EIT rate shall be reduced to 15% for stated-encouraged High and New Technology Enterprises (“HNTE”). Trina China obtained a HNTE certificate in 2008 and was therefore entitled to a reduced EIT rate of 15% from 2008 to 2010.
The Company makes an assessment of the level of authority for each of its uncertain tax positions (including the potential application of interests and penalties) based on their technical merits, and has measured the unrecognized benefits associated with such tax positions. At December 31, 2010, the amounts of gross unrecognized tax benefits were $2,348,032. The aforementioned liability is recorded in liability for uncertain tax positions in the consolidated balance sheet. In accordance with the Company’s policies, it accrues and classifies interest and penalties related to unrecognized tax benefits as a component of the income tax provision. The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months.
There is no unrecognized tax benefit for the years ended December 31, 2008 and 2009. The following table indicates the changes to the Company’s unrecognized tax benefits for the year ended December 31, 2010.

$
Beginning balance	—

Gross increases — additions for tax positions for the year	2,348,032

Ending balance	2,348,032

TRINA SOLAR LIMITED
14.	TAX EXPENSE — continued
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2005 through 2010 on non-transfer pricing matters, and from 2000 through 2010 on transfer pricing matters.
The provision for income taxes by tax jurisdictions for the years ended December 31, 2008, 2009 and 2010 is as follows:

	Years ended December 31,
	2008	2009	2010
	As adjusted	As adjusted
	$	$	$

Profit (loss) from operations before income tax:
PRC	77,879,740	135,683,290	181,458,007
Switzerland	—	—	200,309,460
United States	—	—	7,704,044
Other jurisdictions	(12,531,179)	(14,761,022)	(29,949,333)

Total profit before income tax	65,348,561	120,922,268	359,522,178

Current tax expense (benefit):
PRC	8,051,558	35,248,557	32,166,137
Switzerland	—	—	21,802,460
United States	—	—	3,457,769
Others	—	—	99,283

Deferred tax benefit:
PRC	(3,442,023)	(10,552,726)	(9,011,416)
Switzerland	—	—	(68,883)
United States	—	—	(376,152)

Total income tax expense	4,609,535	24,695,831	48,069,198

TRINA SOLAR LIMITED
14.	TAX EXPENSE — continued
A reconciliation between the provision for income tax computed by applying the applicable enterprise income tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2008	2009	2010

Applicable enterprise income tax rate	25.0%	25.0%	25.0%
Different tax rate in other jurisdiction	4.8%	2.9%	-5.5%
Effect of reduced tax rate	-21.1%	-11.1%	-5.2%
Tax credits for purchase of domestic equipment	-1.1%	—%	—%
Effect of different reversal rate	-9.4%	-1.6%	-2.4%
Effect of change in valuation allowance	8.9%	0.8%	0.8%
Cancellation of preferential tax rate	—	4.7%	—%
Tax effect of permanent differences	—	-0.3%	0.0%
Unrecognized tax benefits	—	—	0.7%

	7.1%	20.4%	13.4%

The aggregate amount and per share effect of the tax holiday are as follows:

	Years ended December 31,
	2008	2009	2010
	$	$	$

The aggregate effect	$13,896,436	—	—
Per share effect—basic	$0.01	—	—
Per share effect—diluted	$0.01	—	—

TRINA SOLAR LIMITED
14.	TAX EXPENSE — continued
The principal components of its deferred income tax assets are as follows:

	Years ended December 31,
	2008	2009	2010
	$	$	$
Deferred tax assets:
Bad debts provision and others	240,994	1,759,248	7,673,965
Deferred revenues	408,378	2,693,787	1,005,139
Accrued expenses	1,641,155	3,678,010	6,147,803
Long-term payables	—	4,352,416	4,921,134
Inventory write-down	4,842,997	4,086,801	4,049,350
Advance to suppliers provision	1,374,293	1,051,551	1,793,446
Warranty provision	2,807,489	5,255,845	9,677,718

Total deferred tax assets	11,315,306	22,877,658	35,268,555

Valuation allowance on deferred tax assets	(6,398,723)	(7,408,349)	(10,342,795)

Net deferred tax assets	4,916,583	15,469,309	24,925,760

Analysis as:
Current	2,109,095	5,543,246	10,258,325
Noncurrent	2,807,488	9,926,063	14,667,435

Total	4,916,583	15,469,309	24,925,760

Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. As of December 31, 2010, a valuation allowance of $10,342,795 has been recorded in order to measure only the portion of the deferred tax asset that more likely than not will be realized.
Undistributed earnings of the Company’s subsidiaries of approximately $551.5 million at December 31, 2010 are considered to be indefinitely reinvested and accordingly, no provision for income taxes has been provided.

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
The amount of the non-distributable general reserve fund was $14,212,644, $25,311,389 and $41,302,496 as of December 31, 2008, 2009 and 2010, respectively. The amount of the welfare fund and bonus fund was $Nil as of December 31, 2008, 2009 and 2010, respectively, as the Board of Directors elected not to make any appropriations to this fund.
The amount that is not subject to restrictions, and which may be transferred from Trina China in the form of dividends, loans or advances, is $126,192,486, $226,081,199 and $370,001,161 as of December 31, 2008, 2009 and 2010, respectively.
As a result of these PRC laws and regulations, the Company’s PRC subsidiary is restricted in its ability to transfer the registered capital and general reserve fund to Trina in the form of dividends, loans or advances and the restricted portion amounted to $204,212,644, $410,311,389 and $497,302,496 as of December 31, 2008, 2009 and 2010, respectively.

TRINA SOLAR LIMITED
16.	RELATED PARTY TRANSACTIONS AND BALANCES
Related party balances
The amounts due to related parties is $nil, $nil and $668,983 as of December 31, 2008, 2009 and 2010, respectively, include payable to Changzhou Youze S&T Co., Ltd and Changzhou Junhe mechanical Co., Ltd. controlled by Mr. Weizhong Wu and Mr. Weifeng Wu, respectively, the brother of Ms. Chunyan Wu, for Trina China’s purchase of wafers.
Related party transactions
In 2008, 2009 and 2010 Trina China purchased wafers for a total price of RMB79,416,882 (US$11,500,242), RMB36,980,734 (US$5,415,446) and RMB 69,890,654 (US$10,553,196), respectively, from Changzhou Youze S&T Co., Ltd., a company controlled by Mr. Weizhong Wu, the brother of Ms. Chunyan Wu. The transactions were approved by the audit committee.
In 2009, Mr. Jifan Gao and his wife, Ms Chunyan Wu, have guaranteed repayment of the Facility (see Note 10), under which $275,086,596 was outstanding as of December 31, 2010.
In 2010, Trina China purchased equipment maintenance services for a total price of RMB10,811,133 (US$1,611,704) from Changzhou Junhe mechanical Co., Ltd., a company controlled by Mr. Weifeng Wu, the brother of Ms. Chunyan Wu.
In 2010, Trina China provided PV technical consulting services for a total price of RMB 3,000,000 (US$452,987) to Shanghai Zhenhe New Energy S&T Development Co., Ltd., a company invested by Trina China with 20% shares. The transactions were approved by the audit committee.
17.	COMMITMENTS AND CONTINGENCIES
a)	Capital commitments
As of December 31, 2010, the Company’s commitments to purchase property, plant and equipment is approximately $177.6 million associated with the expansion of the Company’s solar module business.
b)	Materials purchase commitments
As of December 31, 2010, the Company had entered into certain long-term silicon procurement contracts, under which the Company agreed to purchase silicon materials in an aggregate amount of approximately $14.6 billion over the next four to seven years.

TRINA SOLAR LIMITED
17.	COMMITMENTS AND CONTINGENCIES — continued
c)	Operating lease commitments
The Company had operating lease agreements principally for its office properties in the PRC. The Company’s lease expense was $279,733, $827,707 and $1,988,081 for the years ended December 31, 2008, 2009 and 2010, respectively.
Future minimum lease payments are as follows:

Year ending December 31
2011	885,933
2012	1,102,148

Total	1,988,081

d)	Contingencies
In July 2010 the Company was brought aware of a contingent liability in the form of legal action brought against its Hong Kong subsidiary, Top Energy International Limited (“TEI”). The action stems from a 2008 transaction involving the exchange of silicon materials and subsequent claims involving material qualities. Given the claims were made outside contractual time limitations and upon disputed testing methodology, the Company believes the claimant would be unlikely to prevail. If, however, the claimant proved successful in such legal actions, the Company may become obligated to incur damages of up to approximately $4.0 million.

TRINA SOLAR LIMITED
18.	SEGMENT INFORMATION
The Company operates in a single reportable business segment which is comprised of the production of mono- and multi-crystalline silicon ingots, wafers, cells and related products and the subsequent assembly and marketing of solar modules, which are panels packed with interconnected solar cells that convert sunlight into electricity. The Company’s chief operating decision maker is the chief executive officer of the Company. The basis for attributing revenue from external customers to individual countries is the customers’ country of incorporation.
The following table summarizes the Company’s net revenues generated from different geographic locations:

	Years ended December 31,
	2008	2009	2010
	$	$	$
Europe:
- Germany	198,529,460	286,219,970	447,315,689
- Spain	270,548,479	101,849,024	404,130,517
- Italy	149,684,950	166,062,299	409,560,784
- Belgium	114,418,063	173,422,962	87,327,868
- Others	22,222,876	60,598,197	87,786,895

Europe Total	755,403,828	788,152,452	1,436,121,753
China	30,390,236	24,434,338	70,782,741
Mongolia	—	79,848	—
United States	14,699,248	13,238,207	262,300,116
Others	31,407,540	19,230,730	88,484,664

Total net revenues	831,900,852	845,135,575	1,857,689,274

All the identifiable long-lived assets of the Company are located in the PRC.

TRINA SOLAR LIMITED
19.	MAJOR CUSTOMERS AND SUPPLIERS
The following table summarizes a customer which contributed greater than 10% of net revenue or accounts receivable:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2008	2009	2010	2008	2009	2010
	$	$	$	$	$	$
Company A	58,430,433	80,339,735	26,553,606	55,796,138	35,086,664	13,326,109
The following table summarizes suppliers which contributed to greater than 10% of total advances to suppliers:

	Advance to suppliers
	December 31,
	2008	2009	2010
	$	$	$
Company I	62,810,715	60,909,170	55,231,207
Company II	16,111,053	15,867,279	35,987,103
Company III	24,000,000	21,600,000	15,593,040
Company IV	15,907,300	14,269,020	6,450,121
Company V	5,875,000	—	—
Company VI	—	17,744,468	10,611,000

TRINA SOLAR LIMITED
20.	CHANGE IN METHOD OF SHARE LENDING FACILITIES AGREEMENT
On January 1, 2010, the Company adopted ASC 470-20 (former EITF 09-1, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible debt Issuance or Other Financing”). Accordingly, the share lending arrangement has been measured at fair value and recognized as an issuance cost associated with the convertible debt offering. As a result, additional debt issuance costs of $4.1 million were retrospectively recorded on the issuance date with a corresponding increase to additional paid-in capital. The debt issuance costs have also been retrospectively amortized over the life of the convertible notes. The adoption of ASC 470-20 resulted in additional interest expenses of $621,246 and $1,357,813 in year 2008 and 2009, respectively. Fair value of the loan shares as of December 31, 2010 is $190,788,407. The unamortized amount of the issuance cost associated with the share lending arrangement as of December 31, 2010 is $729,127. The issuance cost associated with the share lending arrangement as of December 31, 2010 was included in convertible notes in the liabilities of the consolidated balance sheet.
Consolidated Statement of Operations — 2008

	As previously
	reported	As adjusted	Effect of change
	$	$	$
Interest expenses	(23,936,455)	(24,557,701)	(621,246)
Income before tax	65,969,807	65,348,561	(621,246)
Net Income	61,360,272	60,739,026	(621,246)
Consolidated Statement of Operations — 2009

	As previously
	reported	As adjusted	Effect of change
	$	$	$
Interest expenses	(25,737,266)	(27,095,079)	(1,357,813)
Income before tax	122,280,081	120,922,268	(1,357,813)
Net Income	97,584,250	96,226,437	(1,357,813)

TRINA SOLAR LIMITED
20.	CHANGE IN METHOD OF SHARE LENDING FACILITIES AGREEMENT — continued
Consolidated Balance Sheet — December 31, 2008

	As previously
	reported	As adjusted	Effect of change
	$	$	$
Convertible notes	133,248,054	129,803,300	(3,444,754)
Total liabilities	507,059,316	503,614,562	(3,444,754)
Additional paid in capital	308,898,326	312,964,326	4,066,000
Retained earnings	112,712,460	112,091,214	(621,246)
Total shareholder’s equity	433,056,511	436,501,265	3,444,754
Consolidated Balance Sheet — December 31, 2009

	As previously
	reported	As adjusted	Effect of change
	$	$	$
Convertible notes	135,122,565	133,035,624	(2,086,941)
Total Liabilities	871,472,972	869,386,031	(2,086,941)
Additional paid in capital	455,453,178	459,519,178	4,066,000
Retained earnings	210,296,710	208,317,651	(1,979,059)
Total shareholder’s equity	677,225,113	679,312,054	2,086,941
Consolidated Statement of Cash Flow — 2008

	As previously
	reported	As adjusted	Effect of change
	$	$	$
Net income	61,360,272	60,739,026	(621,246)
Amortization of convertible bonds	1,162,141	1,783,387	621,246
Net cash used in operating activities	(30,920,185)	(30,920,185)	—
Consolidated Statement of Cash Flow — 2009

	As previously
	reported	As adjusted	Effect of change
	$	$	$
Net income	97,584,250	96,226,437	(1,357,813)
Amortization of convertible bonds	2,547,382	3,905,195	1,357,813
Net cash provided by operating activities	101,150,490	101,150,490	—

TRINA SOLAR LIMITED
Appendix 1 — Subsidiaries of Trina
The following table sets forth information concerning Trina’s subsidiaries:

	Place and date	Attributable
	of incorporation/	equity
Name of company	establishment	interest held	Principal activity

Changzhou Trina Solar Energy Co., Ltd.	PRC December 26, 1997	100%	Manufacturing and trading solar modules

Top Energy International Limited	Hong Kong July 18, 2006	100%	Procuring silicon and and arranging tolling manufacturing

Trina Solar Korea Limited	Korea September 22, 2008	100%	Sales and marketing modules in Korea

Trina Solar (Singapore) Pte. Ltd.	Singapore August 5, 2009	100%	Investment holding

Trina Solar (Luxembourg) Holdings S.A.R.L.	Luxembourg August 6, 2009	100%	Investment holding

Trina Solar (U.S.) Inc.	U.S.A September 3, 2009	100%	Sales and marketing modules in United States of America

Trina Solar (U.S.) Holding Inc.	U.S.A September 8, 2009	100%	Investment holding

Trina Solar (Germany) GmbH	Germany September 28, 2009	100%	Sales and marketing modules in Germany

Trina Solar (Schweiz) AG	Switzerland October 29, 2009	100%	European sales center

Trina Solar (Luxembourg) S.A.R.L.	Luxembourg November 6, 2009	100%	Investing and trading solar power projects

Trina Solar (Spain) S.L.	Spain December 15, 2009	100%	Sales and marketing modules in Spain

Trina Solar (Italy) S.r.l.	Italy December 21, 2009	100%	Sales and marketing modules in Italy

TRINA SOLAR LIMITED
Appendix 1 — Subsidiaries of Trina — continued

	Place and date	Attributable
	of incorporation/	equity
Name of company	establishment	interest held	Principal activity

Trina Solar (Japan) Limited	Japan February 8, 2010	100%	Sales and marketing modules in Japan

Trina Solar Energy Development Pte. Ltd.	Singapore April 28, 2010	100%	Trading solar modules (including import and export)

Mutual Luck Enterprises Limited,	Hong Kong June 6, 2010	100%	Sales and marketing modules in Hong Kong.

Trina Solar (Changzhou) Science and Technology Co., Ltd	PRC June 23, 2010	100%	Manufacturing and trading solar modules

Trina Solar Energy (Shanghai) Co., Ltd,	PRC July 5, 2010	100%	Sales and marketing modules in China

Trina Solar (U.S.) Development LLC	U.S.A August 27, 2010	100%	Developing solar power project Entity.

TP-CA-SOUTH LLC	U.S.A August 27, 2010	100%	Sales and developing solar power project

Fotosolare Quarta S.r.l,	Italy December 5, 2008	Variable interest	Developing solar power project Entity

Manduria Uno S.r.l.	Italy January 28, 2010	Variable interest	Developing solar power project Entity

Avetrana Tre S.r.l.	Italy January 28, 2010	Variable interest	Developing solar power project Entity

Carmiano Due S.r.l.	Italy January 28, 2010	Variable interest	Developing solar power project Entity

Carmiano Cinque S.r.l.	Italy January 28, 2010	Variable interest	Developing solar power project Entity

Lucania S.r.l	Italy July 16, 2010	Variable interest	Developing solar power project Entity

Lucania Pomarico Uno S.r.l	Italy September 17, 2010	Variable interest	Developing solar power project Entity

Lucania Pomarico Due S.r.l	Italy September 17, 2010	Variable interest	Developing solar power project Entity

Lucania Pomarico Tre S.r.l	Italy September 17, 2010	Variable interest	Developing solar power project Entity

TRINA SOLAR LIMITED
Additional Information — Financial Statement Schedule I
These financial statements have been prepared in conformity with Accounting Principles
Generally Accepted in the United States
TRINA SOLAR LIMITED
NOTES TO SCHEDULE I
Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Trina’s consolidated and unconsolidated subsidiaries not available for distribution to Trina as of December 31, 2008, 2009 and 2010 of $204,212,644, $410,311,389 and $497,302,496 respectively, exceeded the 25% threshold. The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.
Guarantee
As of December 31, 2010, Trina Solar Limited (“TSL”) was the guarantor for Trina China’s five-year Facility, which amounted to $275.1 million as of December 31, 2010 (see Note 10).

TRINA SOLAR LIMITED
BALANCE SHEETS
(In U.S. dollars)

	As of December 31,
	2008	2009	2010
	As adjusted	As adjusted

ASSETS
Current assets:
Cash and cash equivalents	976,882	100,836,223	99,283,656
Investment in securities	—	4,034,296	295,715
Other receivables	574,718	481,417	240,080

Total current assets	1,551,600	105,351,936	99,819,451
Deferred convertible bond issuance cost	1,710,214	1,160,999	493,728
Amount due from group companies	223,938,675	63,665,428	160,680,006
Investment in subsidiaries	343,897,225	651,028,292	1,053,946,999

TOTAL ASSETS	571,097,714	821,206,655	1,314,940,184

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	4,793,149	8,858,977	5,030,568
Convertible notes	—	—	136,262,524

Total current liabilities	4,793,149	8,858,977	141,293,092
Convertible notes	129,803,300	133,035,624	—

Total liabilities	134,596,449	141,894,601	141,293,092

Shareholders’ equity:
Ordinary shares ($0.00001 par value; 73,000,000,000 shares authorized, 2,958,183,059, 3,486,901,296 and 3,964,085,354 shares issued and outstanding as of December 31, 2008, 2009 and 2010, respectively)	29,581	34,869	39,641
Additional paid-in capital	312,964,326	459,519,178	642,829,691
Retained earnings	112,091,214	208,317,651	519,770,631
Accumulated other comprehensive income	11,416,144	11,440,356	11,007,129

Total shareholders’ equity	436,501,265	679,312,054	1,173,647,092

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	571,097,714	821,206,655	1,314,940,184

TRINA SOLAR LIMITED
STATEMENTS OF OPERATIONS
(In U.S. dollars)

	Year ended December 31,
	2008	2009	2010
	As adjusted	As adjusted

Revenue	—	—	331,563

Operating expenses
Selling expenses	1,742,429	2,722,092	1,957,545
General and administrative expenses	7,156,768	8,337,343	10,760,015
Research and development expenses	257,948	396,239	438,181

Total operating expenses	9,157,145	11,455,674	13,155,741

Operating loss	(9,157,145)	(11,455,674)	(12,824,178)

Interest expense	(4,361,453)	(9,307,330)	(9,419,771)
Interest income	544,325	113,857	291,006
Equity in earnings of subsidiaries	73,713,299	116,875,584	331,756,996
Other income	—	—	1,650,607

Income before income taxes	60,739,026	96,226,437	311,454,660
Tax expense	—	—	(1,680)

Net income	60,739,026	96,226,437	311,452,980

TRINA SOLAR LIMITED
STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Year ended December 31,
	2008	2009	2010
	As adjusted	As adjusted

Operating activities:
Net income	60,739,026	96,226,437	311,452,980
Equity in earnings of subsidiaries	(73,713,299)	(116,875,584)	(331,756,996)

Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	4,024,780	4,278,502	5,955,047
Amortization of convertible bond issuance costs	1,783,387	3,905,195	3,899,771

Changes in operating assets and liabilities:
Other payable	(1,220,549)	6,782,686	(2,958,521)
Other receivable	(272,651)	(30,264)	235,920
Accrued expenses	3,823,128	(2,716,858)	(869,889)

Net cash used in operating activities	(4,836,178)	(8,429,886)	(14,041,688)

Investing activities:
Investment in subsidiaries, net of cash acquired	(77,200,000)	(190,807,123)	(67,856,355)
Amounts due from group companies	(68,111,701)	156,814,803	(97,014,578)

Net cash used in investing activities	(145,311,701)	(33,992,320)	(168,870,933)

Financing activities:
Proceeds from issuance of convertible notes payable, net of issuance costs	130,375,699	—	—
Proceeds from issuance of restricted shares to employees	—	744,732	1,088,976
Proceed from issuance of ordinary shares, net of issuance costs	—	141,536,815	176,271,078

Net cash provided by financing activities	130,375,699	142,281,547	177,360,054

Net change in cash and cash equivalents	(19,772,180)	99,859,341	(1,552,567)
Cash and cash equivalents at the beginning of the year	20,749,062	976,882	100,836,223

Cash and cash equivalents at the end of the year	976,882	100,836,223	99,283,656

* * * * *