Form 20-F
period 2011-12-31
Trina Solar LTD
filed 2012-03-29
CIK 1382158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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

Terry Wang, Chief Financial Officer

Thomas Young, Vice President, Investor Relations

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
50 ordinary shares, par value $0.00001 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

4,068,781,175 ordinary shares, par value $0.00001 per share, as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.2939 to $1.00, the noon buying rate in effect on December 30, 2011 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business.” On March 23, 2012, the noon buying rate was RMB6.3021 to $1.00.

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

PART I

Item 1.                                                           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.                                                           OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.                                                           KEY INFORMATION

A.            Selected Financial Data

The following selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Our selected consolidated statements of operations data for the years ended December 31, 2007 and 2008 and our consolidated balance sheets as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except for share, per share, operating data and percentages)
Consolidated Statement of Operations Data
Net revenues	$301,819	$831,901	$845,136	$1,857,689	$2,047,902
Cost of revenues	234,191	667,459	607,982	1,273,328	1,715,260
Gross profit	67,628	164,442	237,154	584,361	332,642
Operating expenses:
Selling expenses	11,019	20,302	30,940	75,677	100,427
General and administrative expenses	17,817	41,114	65,406	72,711	157,129
Research and development expenses	2,805	3,039	5,439	18,625	44,120
Total operating expenses	31,641	64,455	101,785	167,013	301,676
Income from continuing operations	35,987	99,987	135,369	417,348	30,966
Foreign exchange gain (loss)	(1,999)	(11,802)	9,958	(36,156)	(27,435)
Interest expense	(7,551)	(24,558)	(27,095)	(33,952)	(35,021)
Interest income	4,810	2,944	1,667	2,590	3,056
Gain (loss) on change in fair value of derivatives	854	(1,067)	(1,590)	9,476	(11,393)
Other income (expense)	1,554	(156)	2,613	216	9,317
Income (loss) before income taxes	33,655	65,348	120,922	359,522	(30,510)
Income tax benefit (expense)	1,707	(4,609)	(24,696)	(48,069)	(7,310)
Net income (loss) from continuing operations	35,362	60,739	96,226	311,453	(37,820)
Net income (loss) from discontinued operations	368	—	—	—	—
Net loss attributable to the noncontrolling interest	—	—	—	—	(0)
Net income (loss)	$35,730	$60,739	$96,226	$311,453	$(37,820)
Earnings (loss) per ordinary share from continuing operations:
Basic	0.02	0.02	0.04	0.09	(0.01)
Diluted	0.02	0.02	0.03	0.08	(0.01)
Earnings (loss) per ADS from continuing operations(1):
Basic	0.76	1.23	1.77	4.58	(0.54)
Diluted	0.75	1.20	1.69	4.18	(0.54)
Earnings (loss) per ordinary share:
Basic	0.02	0.02	0.04	0.09	(0.01)
Diluted	0.02	0.02	0.03	0.08	(0.01)
Earnings (loss) per ADS(1):
Basic	0.77	1.23	1.77	4.58	(0.54)
Diluted	0.76	1.20	1.69	4.18	(0.54)
Weighted average ordinary shares outstanding:
Basic	2,339,799,657	2,501,202,680	2,724,185,761	3,402,701,503	3,521,182,416
Diluted	2,370,685,156	2,690,723,390	3,131,505,181	3,833,713,796	3,521,182,416
Weighted average ADS outstanding:(1)
Basic	46,795,994	50,024,054	54,483,715	68,054,030	70,423,648
Diluted	47,413,704	53,814,468	62,630,104	76,674,276	70,423,648

Consolidated Financial Data
Gross margin	22.4%	19.8%	28.1%	31.5%	16.2%
Net margin of continuing operations	11.7%	7.3%	11.4%	16.8%	(1.8)%
Consolidated Operating Data
PV modules shipped (in MW)	75.9	201.0	399.0	1,057.0	1,512.0
Average selling price ($/W)	$3.80	$3.92	$2.10	$1.75	$1.33

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$59,696	$132,224	$406,058	$752,748	$816,780
Restricted cash	103,375	44,991	72,006	38,035	79,602
Inventories	58,548	85,687	81,154	79,126	249,779
Accounts receivable, net	72,323	105,193	287,950	377,317	466,537
Total current assets	342,402	419,883	927,517	1,415,139	1,768,722
Property, plant and equipment, net	197,124	357,594	476,858	571,467	919,727
Total assets	600,674	940,116	1,548,698	2,132,089	2,877,448
Short-term borrowings	163,563	248,558	267,428	158,652	389,472
Accounts payable	42,691	62,504	186,535	188,000	472,092
Total current liabilities	220,485	335,714	515,401	600,070	1,007,435
Accrued warranty costs	4,486	12,473	21,023	38,711	58,810
Long-term borrowings	8,214	14,631	182,516	299,977	520,151
Total equity	367,489	436,501	679,312	1,173,647	1,145,325
Total liabilities and equity	$600,674	$940,116	$1,548,698	$2,132,089	$2,877,448

(1)               Reflects ADS ratio change effective January 2010.

B.            Capitalization and Indebtedness

Not Applicable.

C.            Reasons for the Offer and Use of Proceeds

Not Applicable.

D.            Risk Factors

Risks Related to Our Company and Our Industry

Fluctuations in polysilicon prices may affect our margins.

Polysilicon is an essential raw material used in the production of solar cells and modules. Prior to the second half of 2008, there was an industry-wide shortage of polysilicon, primarily as a result of the growing demand for solar power products. According to Solarbuzz, an independent solar energy research and consulting firm, spot prices for solar grade polysilicon were in the range of $230-$375 per kilogram for most of the first half of 2008 and rose to a peak of $450-$475 per kilogram by mid-2008. Increases in the price of polysilicon have in the past increased our production costs, and any significant price increase in the future may adversely impact our business and results of operations. Due to the historical scarcity of polysilicon, supply chain management and financial strength were the key barriers to entry. Beginning in late 2008, however, newly available polysilicon capacity has resulted in an increased supply of polysilicon, which created downward pressure on prices. According to Solarbuzz, the average prices of long-term polysilicon supply contracts were $50-$60 per kilogram during the fourth quarter of 2009, $52-$57 per kilogram during the fourth quarter of 2010 and approximately $38 per kilogram during the fourth quarter of 2011. According to Solarbuzz, spot prices for solar grade polysilicon were $55-$60 per kilogram, $75-$85 per kilogram and approximately $30 per kilogram during the fourth quarters of 2009, 2010 and 2011, respectively.

The price of polysilicon may not continue to decline or remain at its current levels. Increases in the price of polysilicon have in the past increased our cost of revenues, and any significant price increase in the future may adversely impact our margins. We purchase polysilicon from a limited number of international and domestic suppliers. Consistent with market practice, our medium and long-term supply contracts generally contain price adjustment provisions that offer both parties the right to adjust contract price when the fluctuation of market price during a specified period has exceeded a threshold as agreed to by both parties. If the market price of polysilicon increases significantly in the future, our counterparties will be able to renegotiate contract prices with us based on the then market price. If there is a significant increase in polysilicon price and the contract prices are renegotiated, our cost of revenues may be materially and adversely affected. We cannot assure you that our polysilicon procurement strategy will be successful in ensuring that we have an adequate supply of polysilicon at commercially viable prices to meet our requirements. Further, if the price of polysilicon increases faster than the increase in the price of PV modules, we may be unable to pass the increase to our customers, or if the price of PV modules decreases more quickly than the decrease in the price of polysilicon, our results of operations could be materially and adversely affected.

We may be adversely affected by volatile market and industry trends, in particular, the growth for solar power projects may decline, which may reduce our revenues and earnings.

We are affected by solar power markets and industry trends.  Weakened global economic conditions may affect the availability of financing, which in turn would slow the demand for photovoltaic, or PV, projects.  As a result of global economic conditions, some governments may implement austerity measures that reduce the feed-in tariffs and other subsidies designed to benefit the solar industry.  In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis.  During the same period, increased manufacturing capacity combined with decreased demand for and prices of polysilicon caused a decline in the prices of solar power products.  In 2011, a decrease in payment to solar power producers, in the form of feed-in tariffs and other reimbursements, and a reduction in available financing caused a decrease in the growth in a number of solar power projects in the European markets.  Payments to solar power producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as feed-in tariffs, which tariffs require public utility companies to pay higher prices for solar power than for power generated through conventional means. Furthermore, many downstream purchasers of solar power products were unable to secure sufficient financing for the solar power projects due to the global credit crunch.  As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations.  These market conditions were exacerbated by an over-supply of solar power products driven by increased manufacturing capacity, which adversely affected the prices of solar power products.  Demand for solar power is also influenced by macroeconomic factors such as global economic conditions, the supply and prices of other energy products such as oil, coal and natural gas, and government regulations and policies concerning the electric utility industry. A decrease in oil prices, for example, may reduce demand for investment in alternative energy.

If these negative market and industry trends continue and demand for solar power projects and solar power products weakens as a result, our business and results of operations may be materially and adversely affected.

We continue to rely on a limited number of third-party suppliers and manufacturers for certain raw materials for our products and toll services, which could prevent us from delivering our products to our customers within required time frames and result in sales and installation delays, cancellations, liquidated damages and loss of market share.

We purchase silicon raw materials from a limited number of domestic and international suppliers, and from time to time we source or contract toll services from third party manufacturers to manufacture some of our wafers.  We purchase non-silicon raw materials from many sources.  If we fail to develop or maintain our relationships with key third party suppliers or manufacturers, we may be unable to manufacture our products timely or our products may only be available at a higher cost or after a long delay. If we do not deliver products to our customers within the required time frames, we may experience order cancellations, loss of market share and legal action.

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

If we do not successfully renegotiate our medium-term and long-term contracts with our polysilicon suppliers, our raw material costs and our excess inventory may increase.

Due to the industry-wide shortage of polysilicon experienced prior to 2009, we have purchased polysilicon using short-term, medium-term and long-term contracts from a limited number of international and domestic suppliers.  Several of these medium-term and long-term contracts are partially pre-paid.  From the fourth quarter of 2008, the price of polysilicon decreased rapidly due to the increased supply of polysilicon that resulted from intensive investments in silicon manufacturing. As a result of the decrease in the price of polysilicon in late 2008 and early 2009 we renegotiated most of our medium-term and long-term contracts to reduce the purchase price, thereby reducing our costs.  In 2011, due to fluctuating polysilicon prices, we renegotiated several medium-term and long-term supply contracts that require us to purchase polysilicon at a pre-determined price and/or quantity.  See “Item 4.  Information on the Company—B. Business Overview—Silicon Raw Material Supplies” for more information.  If we are required to renegotiate our polysilicon contracts in the future and we are unable to reach an agreement with terms favorable to us, we may be placed at a competitive disadvantage compared to our competitors, and our earnings could decline.  In addition, if demand for our PV products decreases, yet our supply agreements require us to purchase more polysilicon than required to meet our actual customer demand, we may incur costs associated with carrying excess inventory.  To the extent we are not able to pass these increased costs on to our customers, our business, cash flows, financial condition and results of operations may be materially and adversely affected.

If trade authorities determine that our export sales are in violation of fair trade practices, our access to important export markets could be impeded.

Solar companies in the United States filed antidumping and countervailing duty actions against imports of Chinese solar panels in 2011. These actions resulted in currently ongoing investigations by U.S. authorities, namely the Department of Commerce and International Trade Commission. No governmental agency has made any final determination that imports of Chinese solar panels have violated international trade laws. We are well-positioned to challenge these allegations and firmly believe that our export sales targeted in these investigations comply with international trade practices. However, we cannot guarantee that the U.S. agencies will reach the same conclusion. The International Trade Commission has issued an affirmative preliminary determination, which occurs in the majority of similar investigations.

The Department of Commerce’s preliminary countervailing duty determination, issued on March 20, 2012, found a preliminary subsidy rate of 4.73% applicable to Trina Solar solar cells produced in China that are imported, including as part of modules or panels, into the United States.  The Department of Commerce also preliminarily determined that the countervailing and antidumping duty investigations apply only to solar cells made in China, as well as panels and modules, regardless of where manufactured, incorporating such cells.  The investigations would not apply to panels or modules made in China from solar cells manufactured in a third country.  The Department of Commerce preliminary antidumping determination is due in May of 2012.  The Department of Commerce preliminary determinations trigger deposit requirements at the preliminary rates on imports into the United States. Substantial import deposit requirements resulting from the preliminary or final determinations would impose a retroactive requirement to make deposits, which could be substantial, as to our affiliated U.S. import operations and increase our cost of selling into the United States and thus could adversely impact our export sales to the United States, which is one of our growing markets.

The final determinations by the International Trade Commission and Department of Commerce should both be issued before the end of this year. In the event of affirmative final determinations by both U.S. authorities and the imposition of antidumping and countervailing duty orders, final additional import duties will not be assessed on importers until at least a year or more following the final determinations. Final assessment occurs when either no review is requested or a review is completed. Duties are applied retroactively on imports entered into the United States from the time of the preliminary determinations, and these orders can remain in place for many years. If the U.S. agencies determine that we have violated antidumping and countervailing duty laws and they impose additional duties on imports of our products into the United States, it could result in the imposition of substantial final duties owed retroactively as to prior U.S. imports and materially and adversely affect our current and future sales in the United States.

It is also possible that other antidumping or countervailing duty or other import restrictive proceedings will be initiated in the United States, or any number of additional jurisdictions, including the European Union and India. Though our policy is that all of our export sales comply with international trade practices, we cannot guarantee that the government agencies in the jurisdictions in which actions are brought will reach the same conclusion. Violations of antidumping and countervailing duty laws can result in significant additional duties imposed on imports of our products into these countries, which increase our costs of accessing future additional markets. If duties are imposed on our PRC-manufactured products, we may adjust our business strategy for selling into these jurisdictions, including moving part of our manufacturing operations overseas. Any change in our business strategy would create a number of operational and legal uncertainties. Any of the above scenarios may materially and adversely impact our sales, thereby limiting our opportunities for growth.

Some of the suppliers of polysilicon with whom we have entered into long-term contracts may not be able to produce polysilicon of sufficient quantity and quality or on schedule to meet our manufacturing requirements.

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

The scope of the government incentives for solar power depends, to a large extent, on political and policy developments relating to environmental concerns in a given country, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Federal, state and local governmental bodies in many of our primary-targeted markets, notably, Germany, Italy, the United Kingdom and other countries in Europe, China, the United States, Australia, India, Japan, and several Middle Eastern and African countries, have provided subsidies and economic incentives in the form of capital cost rebates, feed-in tariffs, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products. Policy shifts could reduce or eliminate these government economic incentives altogether. For example, the rapid rises of the German and Spanish markets were largely due to the government policies of those countries that set feed-in tariff terms at attractive rates.

However, in September 2008, the Spanish government introduced a cap of 500 megawatts, or MW, for the feed-in tariff in 2009, which has resulted in limiting demand in the grid-connected market in Spain. Additionally, in December 2010, the Spanish government reduced the maximum allowable annual operating hours for which PV systems could earn feed-in-tariff payments, applicable to both new and existing installations. In 2009, the German government reduced solar feed-in tariffs by 9%. In January, July and October of 2010, Germany introduced further solar feed-in tariffs reductions of approximately 24—26% for rooftop systems and 20—25% for ground-based systems. Germany further reduced its feed-in tariffs in the beginning of 2012 by 15% to up to 24.43 Euro cents per kilowatt hour for rooftop systems and up to 18.76 Euro cents per kilowatt hour for ground-based systems. All reductions may result in a significant fall in the price of PV products in order to support continued demand. In 2009, 2010 and 2011, Germany accounted for 33.9%, 24.1% and 37.0% of our net revenues, respectively, based on record country of sales. In 2009, 2010 and 2011, Spain accounted for 12.1%, 21.8% and 13.2% of our net revenues, respectively, based on record country of sales. In 2009, 2010 and 2011, the United States accounted for 1.6%, 14.1% and 21.5% of our net revenues, respectively, based on record country of sales. We believe that uncertainty in political and policy developments may lead to increased competition among solar manufacturers. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. Further, austerity measures being implemented by many countries attempting to lower national spending may reduce subsidies to the solar industry.  A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenues to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Demand for our products may be adversely affected by the effect of the current economic and credit environment on our customers.

Europe, The United States and international economies have experienced a period of slow economic growth. Near-term economic recovery remains uncertain. In particular, the credit and housing crises, terrorist acts and similar events, continued turmoil in the Middle East or war in general could contribute to a slowdown of the market demand for products that require significant initial capital expenditures, including demand for solar power products. For example, global economics, capital markets and credit disruptions have resulted in slower investments in new installation projects that make use of solar power products. Existing projects have also been delayed as a result of the credit crisis and other disruptions. If the economic recovery slows as a result of the economic turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our solar power products, which may harm our operating results.

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

The market for solar power products is competitive and fast evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. We compete with other PV module manufacturing companies such as Sharp Electronic Corporation, Suntech Power Holdings Co., Ltd., Yingli Green Energy Holding Co., Ltd., Mitsubishi Electric Corporation, First Solar, Inc. and GCL Solar Energy Technology Holdings Inc. Some of our competitors have also become vertically integrated, from polysilicon production, silicon ingot and wafer manufacturing to solar power system integration, such as Renewable Energy Corporation ASA, SolarWorld AG and Yingli Green Energy Holding Co., Ltd. Some of our competitors may have a stronger market position than ours, more sophisticated technologies and products, greater resources and better name recognition than we do. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs.

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

Some of our current and potential competitors have longer operating histories, access to a larger customer base, stronger relationships with customers, access to greater resources, and greater economies of scale, financing, sales and marketing, manufacturing, distribution, research and development, technical and other advantages over us. As a result, they may be able to respond more quickly to changing customer demands or market conditions or to devote greater resources to the development, promotion and sales of their products than we can. Our business relies on sales of our PV modules, and our competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for PV modules. New competitors or alliances among existing competitors could emerge and rapidly acquire a significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently sell a significant portion of our PV modules to a limited number of customers. In 2009, 2010 and 2011, sales to our top five customers accounted for approximately 36.9%, 24.9% and 23.3%, respectively, of our total net revenues. Our top customer contributed approximately 8.9% of our net revenues in 2011. Sales to our customers are typically made through non-exclusive, short-term arrangements. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

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

We are exposed to the credit risk of these customers, some of which are new customers with whom we have not historically had extensive business dealings. Starting from February 2009, a majority of our overseas sales have been insured by China Export & Credit Insurance Corporation, or Sinosure. As of December 31, 2011, $240.0 million, or 51.5%, of total accounts receivable was insured by Sinosure. The amount of insurance coverage for each transaction is based on a rating assigned by Sinosure to the customer based on such customer’s credit history. However, we cannot assure you that all our accounts receivable are sufficiently covered or that Sinosure will be able to make payments on our claims. In 2009, 2010 and 2011, our allowances for doubtful receivables increased due to the increased amount and aging of some of our accounts receivables. The failure of any of these significant customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

The practice of requiring customers to make advance payments when they place orders with us has declined, and we have experienced and will continue to experience increased needs to finance our working capital requirements and are exposed to increased credit risk.

We have historically required our customers to make an advance payment of a certain percentage of their orders, a business practice that helped us to manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. In line with market trends, this practice of requiring our customers to make advance payments is on the decline, which in turn has increased our need to obtain additional short-term borrowings to fund our working capital requirements. In 2011, a majority of our revenues were derived from credit sales, generally with payment schedules due according to negotiated contracts. In addition, some of our customers pay us through drawn upon acceptance, open account and letter of credit terms, which typically take 90 to 120 days to process in order for us to be paid, though in some instances the pay period may be longer.  Despite the more lenient payment terms, any of our customers may fail to meet their payment obligations, especially due to the global economic crisis and the resulting decrease in the availability of financing, which would materially and adversely affect our financial position, liquidity and results of operations.

We have significant outstanding bank borrowings and capital expenditure needs, and we may not be able to arrange adequate financing when our outstanding borrowings mature or when capital expenditures are required.

We typically require a significant amount of cash to fund our operations, especially prepayments or loans to suppliers to secure our polysilicon supply requirements. We also require a significant amount of cash to meet future capital requirements, including the expansion of our PV product manufacturing facilities and research and development activities in order to remain competitive. Future acquisitions, expansions, market changes or other developments may cause us to require additional funds. As of December 31, 2011, we had $816.8 million in cash and cash equivalents, $79.6 million in restricted cash and $1,037.4 million in outstanding borrowings, including convertible bonds, of which approximately $389.5 million was due within one year. We might not be able to extend or renew these borrowings in the future as they mature. In the event that we are unable to extend or renew these borrowings, or if we are unable to obtain sufficient alternative funding at reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. In addition, we estimate that our capital expenditures for capacity expansion will be approximately $200 million in 2012 in addition to our working capital requirements. Our business might not generate sufficient cash flow from operations to repay these borrowings, some of which are secured by significant amounts of our assets, and at the same time fund our capital expenditures. In addition, repaying these borrowings and capital expenditures with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth, and may have a material adverse effect on our business, financial condition and future prospects. If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may decrease materially. Moreover, future turmoil in the credit markets and the potential impact on the liquidity of financial institutions may have an adverse effect on our ability to fund our business through borrowings, under either existing or newly created instruments in the public or private markets on terms that we believe to be reasonable, if at all. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and market price of ADSs and could require us to delay or abandon critical development plans.

We may experience difficulty in achieving acceptable yields and product performance as a result of manufacturing problems, and we may not be able to successfully implement our capacity expansion plans.

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

As of December 31, 2011, we had an annual manufacturing capacity of ingots and wafers of approximately 1,200 MW and cells and modules of approximately 1,900 MW. We plan to increase our annual manufacturing capacity of cells and modules to approximately 2,400 MW by the end of the second quarter of 2012. We determine the magnitude of increases by taking into account market visibility in both customer demand and the commercial lending environment to finance PV system installations in our respective sales markets, as well as our strategy to expand prudently while preserving liquidity. Accordingly, we cannot assure you that we will not revise our capacity expansion plan after we finalize our review. If we fail to implement our plan as expected, experience a delay in the ramp up or fail to achieve our targeted yields, our business and results of operations may be materially and adversely affected.

Problems with product quality or product performance could damage our reputation, or result in a decrease in customers and revenues, unexpected expenses or loss of market share, and may cause us to incur significant warranty expenses.

Our products may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. Unlike PV modules, which are subject to certain uniform international standards, solar cells generally are not subject to uniform international standards, and it is often difficult to determine whether solar power product defects are a result of defective solar cells, other defective components of PV modules or other reasons. Furthermore, the solar wafers and other components that we purchase from third-party suppliers are typically sold to us with no or only limited warranties. Also, as many of our customers place orders for bulk deliveries, the large number of items delivered increases the likelihood that a defective or low quality module may be delivered to a customer. We have received in the past, and may receive from time to time in the future, complaints from certain customers that portions of our PV modules have quality deficiencies. For example, in certain instances in the past, customers raised concerns about the stated versus actual performance output of some of our PV modules. We determined that these concerns resulted from differences in calibration standards we used. However, the corrective actions and procedures that we took may turn out to be inadequate to prevent further similar incidents or to protect against future errors or defects. If we deliver PV module products that do not satisfy our customers’ or end users’ quality requirements, or if there is a perception that our products are of poor quality, our credibility and the market acceptance and sales of our PV module products could be harmed. We may also incur substantial expense to replace products that do not meet our quality standards.

In the past, our PV modules were typically sold with a two-year warranty for defects in materials and product workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. In 2009, we extended the warranty for defects in materials and product workmanship from two years to five years. In 2011, we extended the product workmanship warranty to 10 years and began to guarantee that module power output will not decrease by more than approximately 0.7% per year after the initial year of service. We believe our warranty periods are consistent with industry practice. We only began to sell PV modules in November 2004. Although we conduct accelerated reliability testing of our PV modules, our PV modules have not been and cannot be tested in an environment simulating the 25-year warranty period. As a result, we may be subject to unexpected warranty expense and associated harm to our financial results for as long as 25 years after the sale of our products. Our warranty provisions for the years ended December 31, 2009, 2010 and 2011 were $8.5 million, $17.9 million and $21.9 million, respectively. Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

We may not be successful in the commercial production of new products, which could adversely affect our business and prospects.

We may develop and produce new products from time to time, such as high-efficiency monocrystalline and multicrystalline modules, colored modules for architectural applications and larger sized modules for utility grid applications. Further, we recently introduced our “Honey” cell technology, which we will use to develop and manufacture a number of new products. We may be unable to generate sufficient customer demand for our new products if we are unable to develop and produce new products that provide the expected performance in a cost-effective manner. If we fail to generate demand for our new products, our business and prospects may be adversely affected and we may be unable to recoup our investment in the development and production of such products.

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

The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Market data on the solar power industry are not as readily available as those for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. We sell and market our products worldwide, including in a number of European countries, such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. In recent years, we have also increased our sales in newer and emerging solar power markets, which include the United States, Australia, India, China, France, Israel and Japan. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products in our targeted markets, including:

•                                          availability of government subsidies and incentives to support the development of the solar power industry;

•                                          availability and access to grid infrastructure, including interconnection facilities, for solar power producers;

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

The solar power market is characterized by evolving technologies and standards that result in improved features, such as more efficient and higher power output, improved aesthetics and smaller size. This requires us to develop new solar power products and enhance existing products to keep pace with evolving technologies and changing customer requirements. A variety of competing solar technologies that other companies may develop could prove to be more cost-effective and perform better than our technologies. For example, thin-film technologies are competing technologies in the solar power industry. According to Solarbuzz, in 2011, thin-film technologies represented approximately 10.9% of the solar market, compared to approximately 89.1% for crystalline technology. Thin-film technologies allow for lower production costs for solar cells by using lower amounts of semiconductor materials. Thin-film solar cells generally have a lower conversion efficiency rate than crystalline solar cells.

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

In the past, we had begun constructing and operating facilities without having obtained all of the necessary construction and environmental permits. Although we have subsequently obtained all of the construction and environmental permits and approvals for these facilities, we could be subject to fines or penalties for our past non-compliance.

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

In addition, in order to increase our production output of solar PV products, it may be necessary to outsource certain phases of the production process, such as the manufacturing of silicon wafers, to third party manufacturers. Outsourcing portions of the production process leave us more vulnerable to fluctuations in the costs of outsourced products and could further reduce our profit margins. In addition, outsourcing exposes us to quality control, payment, delivery and a number of other risks that, if realized, could materially and adversely affect our business and results of operations.

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

In 2009, 2010 and 2011, we sold approximately 97.1%, 96.2% and 92.9%, respectively, of our products to customers outside of China. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:

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

We rely primarily on patent, trademark, trade secret, copyright law and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties, including current and former employees, may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries.

We have limited insurance coverage and may incur losses resulting from product liability claims.

As with other solar power product manufacturers, we are exposed to risks associated with product liability claims should the use of our solar power products results in injury. Since our products generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our PV modules in November 2004 and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. We had limited worldwide product liability insurance coverage for our products manufactured in China. Product liability claims successfully brought against us in excess of our coverage amount could result in monetary damages and require us to make significant payments.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2011. See “Item 15. Controls and Procedures.” If we fail to maintain effective internal control over financial reporting in the future, it could result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. We have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

The audit report included in this annual report are prepared by auditors who are not inspected by the U.S. Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws in the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws in the United States and professional standards.  Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures.  As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Fluctuations in exchange rates could adversely affect our business.

The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. However, from July 2008 until June 2010, the Renminbi traded stably within a narrow range against the U.S. dollar. In June 2010, the People’s Bank of China announced that the PRC government would reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. Between June 30, 2010 and December 30, 2011, the value of the Renminbi appreciated approximately 7.2% against the U.S. dollar and we cannot predict how this new policy will impact the Renminbi exchange rate going forward.

Most of our sales are denominated in Euros, with the remainder in U.S. dollars and Renminbi, while a substantial portion of our costs and expenses is denominated in Renminbi, with the remainder in U.S. dollars. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, may affect our net profit margins and could result in fluctuations in foreign currency exchange and operating gains and losses. We had a foreign exchange loss of approximately $27.4 million in 2011. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant fluctuation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares. As a large proportion of our revenues are paid to us in Euros, fluctuation between the Euro and the Renminbi may also have a material effect on our results of operations.

Starting from October 2008, we have entered into a series of foreign currency forward contracts with several commercial banks to hedge our exposure to foreign currency exchange risk. As of December 31, 2011, we had foreign currency forward contracts with a total contract value of approximately $550.4 million. We do not use foreign currency forward contracts to hedge all of our foreign currency denominated commitments. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

We conduct substantially all of our manufacturing operations through our wholly-owned subsidiary, Trina China, a limited liability company established in China. Trina China is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always consistent and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government decisions by the superior government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Our ability to make distributions and other payments to our shareholders depends to a significant extent upon the distribution of earnings and other payments made by Trina China.

We conduct substantially all of our operations through Trina China. Our ability to make distributions or other payments to our shareholders depends on payments from Trina China, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to Trina China and its articles of association, Trina China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of these reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2011, these general reserves amounted to $41.4 million, accounting for 7.3% of the registered capital of Trina China. In addition, under the Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, which became effective January 1, 2008, dividends from Trina China to us are subject to a 10% withholding tax to the extent that we are considered a non-resident enterprise under the EIT Law. See “—The expiration or reduction of tax incentives by the PRC government may have a material adverse effect on our results of operations” and “Item 4. Information on the Company—Regulation—Tax.” Furthermore, if Trina China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Foreign exchange transactions by Trina China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if Trina China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance Trina China by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce, or MOFCOM, or its local counterparts. These limitations could affect the ability of Trina China to obtain foreign exchange through debt or equity financing.

SAFE regulations may limit our ability to finance our PRC subsidiaries effectively and affect the value of your investment and may make it more difficult for us to pursue growth through acquisition.

If we finance our PRC subsidiaries through additional capital contributions, the MOFCOM in China or its local counterpart must approve the amount of these capital contributions. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC unless otherwise provided by laws and regulations. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope.  Furthermore, on November 9, 2010, SAFE promulgated a notice on relevant issues concerning strengthening the administration of foreign exchange business, which requires the authenticity of settlement of net proceeds from an offshore offering to be closely examined and the net proceeds to be settled in the manner described in the offering documents.

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

The expiration or reduction of tax incentives by the PRC government may have a material adverse effect on our results of operations.

The EIT Law imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the EIT law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from

January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein. In September 2008, Trina China obtained the High and New Technology Enterprise Certificate with a valid term of three years starting from 2008. Therefore, Trina China is entitled to a preferential income tax rate of 15% in 2008, 2009 and 2010, as long as it maintains its qualification as a “high and new technology enterprise” under the EIT Law. In 2011, Trina China renewed its high and new technology enterprise certificate effective from 2011 to 2013. If Trina China fails to maintain the “high and new technology enterprise” qualification, its applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future. Any discontinuation of preferential tax treatment or any increase of the enterprise income tax rate applicable to Trina China could have a material adverse effect on our financial condition and results of operations.

The dividends we receive from our PRC subsidiaries and our global income may be subject to PRC tax under the EIT law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC “resident enterprise.”

Under the EIT law, dividends, interests, rents and royalties payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise, as well as gains on transfers of shares of a foreign-invested enterprise in the PRC by such a foreign investor, will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The Cayman Islands, where Trina is incorporated, does not have such a tax treaty with the PRC. Therefore, if Trina is considered a non-resident enterprise for purposes of the EIT law, this 10% withholding tax imposed on dividends paid to Trina by its PRC subsidiaries would reduce Trina’s net income and have an adverse effect on Trina’s operating results.

Under the EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, human resources, finance and accounting, and properties of the enterprise. The State Administration of Taxation, or SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain criteria for determining whether the “de facto management body” of an offshore-incorporated enterprise controlled by PRC enterprises is located in China. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues relating to the determination of PRC resident enterprise status, post determination administration and the authorities responsible for determining offshore incorporated PRC resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise.  Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC or foreign individuals or foreign enterprises, the criteria set forth therein may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC or foreign enterprises or individuals. Accordingly, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income other than dividends from our PRC subsidiaries, which could significantly increase our tax burden and materially adversely affect our cash flow and profitability. Notwithstanding the foregoing provision, the EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Trina is classified as a resident enterprise, the dividends received from its PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like Trina, having ownership interest in a PRC enterprise.

Moreover, under the EIT law, a withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC unless such non-resident enterprises can claim treaty protection. As such, these non-resident enterprises would enjoy a reduced withholding tax from treaty. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% withholding tax if such gain is regarded as income derived from sources within the PRC. If Trina is considered a PRC resident enterprise, it is unclear whether the dividends Trina pays with respect to its ordinary shares or ADSs, or the gain you may realize from the transfer of Trina’s ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC withholding tax.

Under the PRC Individual Income Tax Law, or IITL, if we are treated as a PRC resident enterprise, it is possible that non-resident individual investors of our shares or ADSs would be subject to PRC individual income tax at a rate of 20% on dividends paid to such investors and any capital gains realized from the transfer of our common shares, ADSs or both, if such dividends or capital gains are deemed income derived from sources within the PRC, except in the case of individuals that qualify for a lower rate under a tax treaty. Under the PRC-U.S. tax treaty, a 10% preferential rate of withholding tax will apply to dividends provided that the recipients are U.S. tax residents that are eligible for the benefits of the PRC-U.S. tax treaty. A non-resident individual is an individual who has no domicile in the PRC and does not stay within the PRC or has stayed within the PRC for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our common shares or ADSs minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

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

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June

22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC enterprises or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. Based on the advice we received from Fangda Partners, our PRC counsel, we did not seek the CSRC approval in connection with our initial public offering as we believe that this regulation does not apply to us and that CSRC approval is not required because (1) Trina is not a special purpose vehicle formed for the purpose of acquiring a PRC domestic company because Trina China was a foreign-invested enterprise before it was acquired by Trina, and, accordingly, Trina China did not fall within the definition of a PRC domestic company as set forth in the new regulation; and (2) such acquisition was completed before the new regulation became effective.

Uncertainty still exists as to how the M&A Rules will be interpreted and implemented, and the opinion of our PRC counsel is subject to any new laws, regulations, rules and their detailed implementations in the future in any form relating to the M&A Rules.  If the CSRC or other PRC regulatory body subsequently determines that the CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In that case, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, restrict or prohibit payment or remittance of dividends by Trina China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The regulations also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. As we may grow our business in part by acquiring complementary businesses in the future, complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions. Any such delay or inability to obtain applicable approvals to complete our potential future acquisitions could affect our ability to expand our business or maintain our market share.

We may be subject to Regulations on National Security Review of Merger and Acquisition by Foreign Investors, which could jeopardize future transactions

In February 2011, the State Council promulgated Circular 6, a notice on the establishment of the security review system for mergers and acquisitions of domestic enterprises by foreign investors, which became effective on March 3, 2011. To implement Circular 6, the MOFCOM promulgated the MOFCOM Security Review Rules on August 25, 2011 which became effective on September 1, 2011. According to Circular 6 and the MOFCOM Security Review Rules, a national security review is required for certain mergers and acquisitions by foreign investors of enterprises relating to national defense and certain mergers and acquisitions by which foreign investors may acquire de facto control of domestic enterprises raising national security concerns. When deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the national security review, the MOFCOM will look into the substance and actual impact of the transaction and the foreign investors are prohibited from bypassing the national security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. In addition, if a merger or acquisition by foreign investors which was not submitted for national security review, or was determined to have no impact on national security after such review, but thereafter, due to changed elements, including modification of the merger, change of business activities or acquisition transaction or amendment of the relevant agreements or documents and other changes, involves an enterprise relating to national defense or a change of de facto control of a domestic enterprise raising national security concerns such that it becomes subject to national security review, the foreign investor to such merger or acquisition will be required to file an application for national security review with the MOFCOM. Currently, there are no public provisions or official interpretations specifically providing that our current businesses fall within the scope of national security review and there is no requirement that foreign investors to those merger and acquisition transactions completed prior to the promulgation of the Circular 6 take initiatives to submit such transactions to MOFCOM for national security review. However, as the MOFCOM Security Review Rules and the Circular 6 are relatively new and there is no clear statutory interpretation on their implementation, there is no assurance that the relevant PRC regulatory authorities will have the same view as us when applying them.  Moreover, there exists the possibility that our future merger and acquisition transactions will be subject to the national security review under the MOFCOM Security Review Rules and the Circular 6.

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

On December 25, 2006, the People’s Bank of China promulgated the “Measures for Administration of Individual Foreign Exchange.” On January 5, 2007, the SAFE promulgated Implementation Rules for those measures and on February 15, 2012, the SAFE promulgated the notice on issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company which terminated the Operating Procedures on Administration of Foreign Exchange regarding PRC individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Company issued by SAFE on March 28, 2007 (collectively, referred to as the “Individual Foreign Exchange Rules”). According to the Individual Foreign Exchange Rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required to register with the SAFE or its local counterparts by following certain procedures. We and our employees who are PRC citizens and individual beneficiary owners, or have been granted restricted shares or share options, are subject to the Individual Foreign Exchange Rules and its relevant implementation regulations. The failure of our PRC individual beneficiary owners and the restricted holders to complete their SAFE registrations pursuant to the SAFE Jiangsu Branch’s requirement or the Individual Foreign Exchange Rules may subject these PRC citizens to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business.

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, or the PRC Labor Contract Law, which became effective on January 1, 2008. On September 3, 2008, the PRC government promulgated the Implementing Rules on Labor Contract Law of the PRC, or the Implementing Rules. The PRC Labor Contract Law and the Implementing Rules impose requirements concerning contracts entered into between an employer and its employees and establish time limits for probationary periods and for how long an employee can be placed in fixed-term labor contracts. According to the PRC Labor Contract Law and the Implementing Rules, employers must pay their employees wages equal to or above the local minimum wage standards, establish labor safety and workplace sanitation systems, comply with national labor rules and standards and provide employees with appropriate training regarding workplace safety. Furthermore, if we enforce the non-compete provision in a labor contract, we have to compensate the employee on a monthly basis during the term of the non-compete period after the termination or expiration of the labor contract, which may cause additional expenses to us.

In addition, the PRC regulatory authorities have enacted a variety of laws and regulations regarding social insurance and housing funds. Pursuant to these laws and regulations, PRC companies have to make contributions to the relevant local social insurance and housing funds regulatory authorities for their employees. Due to the limited period of effectiveness of the PRC Labor Contract Law and the Implementing Rules and the

lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how they will impact our current employment policies and practices. Therefore, we cannot assure you that our employment policies and practices do not, or will not, violate these laws and regulations and that we will not be subject to related penalties, fines or legal fees. If we are subject to large penalties or fees related to these laws and regulations, our business, financial condition and results of operations may be materially and adversely affected.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of swine flu, avian flu, SARS or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. In 2006, 2007, 2008 and 2011, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of swine flu occurred in Mexico and the United States. In May 2009, the World Health Organization declared a level 6 flu pandemic, its highest pandemic alert phase, indicating a global pandemic underway. Any prolonged occurrence or recurrence of swine flu, avian flu, SARS or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. These could include our ability to travel or ship our products outside of China and to designated markets, as well as temporary closure of our manufacturing facilities, logistic facilities and/or our customers’ facilities, leading to delayed or cancelled orders. Any severe travel or shipment restrictions and closures would severely disrupt our operations and adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic.

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

•                                          financial blogs, Internet chat room or other media forms which publish unsubstantiated opinions or claims in support of undisclosed trades, including short selling, of the Company’s ADSs;

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

Item 4.                                                           INFORMATION ON THE COMPANY

A.            History and Development of the Company

Our legal and commercial name is Trina Solar Limited. Our predecessor company, Trina China, was incorporated in December 1997. In anticipation of our initial public offering, we incorporated Trina in the Cayman Islands as a listing vehicle on March 14, 2006. Trina acquired all of the equity interests in Trina China through a series of transactions that have been accounted for as a recapitalization and Trina China became our wholly-owned subsidiary. In the past, we conducted substantially all of our operations (and we continue to conduct a significant part of our operations) through Trina China. In December 2006, we completed our initial public offering of our ADSs and listed our ADSs on the New York Stock Exchange. In June 2007, we completed a follow-on public offering of 5,406,280 ADSs sold by us and certain selling shareholders. In July 2008, we completed public offerings of $138 million aggregate principal amount of convertible senior notes due 2013 and 4,073,194 ADSs for a related ADS borrow facility. In August 2009, we completed a follow-on public offering of 5,175,000 ADSs. In March 2010, we completed another follow-on public offering of 9,085,000 ADSs.

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

We capitalize on our vertically integrated platform and low-cost manufacturing capability in China to produce quality products at competitive costs. We produce standard monocrystalline PV modules ranging from 175 W to 210 W in power output and multicrystalline PV modules ranging from 225 W to 295 W in power output. We build our PV modules to general specifications, as well as to our customers’ and end-users’ specifications. We sell and market our products worldwide, including in a number of European countries, such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. In recent years, we have also increased our sales in newer and emerging solar power markets, which include the United States, Australia, India, China, France, Israel and Japan. We have established regional headquarters and offices located in Europe, North America and Asia to target sales and distribution in those markets. We sell our products to distributors, wholesalers, power plant developers and operators and PV system integrators, including Moehring Energie GmbH, Gestamp Asetym Solar S.L., Proyectos Integrales Solares S.L.U., S.A.G. Solarstrom Vertriebsgesellschaft mbH and SolarCity.

As of December 31, 2011, we had an annual manufacturing capacity of ingots and wafers of approximately 1,200 MW and cells and modules of approximately 1,900 MW. In 2010 and 2011, we fulfilled some of our ingot and wafer requirements by sourcing and obtaining toll services from our strategic partners. We will continue to contract toll services from third party manufacturers to process ingots and wafers and source wafers from our suppliers and strategic partners in order to fill the gap between our PV cell and module manufacturing capacity and our ingot and wafer manufacturing capacity as a result of strong market demand. As a result, we have developed relationships with various domestic and international suppliers of ingots and wafers.

We purchase polysilicon from our network of over ten suppliers, including several leading global producers of polysilicon, and have developed strong relationships with our suppliers. To reduce raw material costs, we continue to focus on improving solar cell conversion efficiency and enhancing manufacturing yields. Our research and development platform will be further enhanced by the R&D Laboratory we have been commissioned by the PRC Ministry of Science and Technology to establish in the Changzhou PV Park, or the PV Park, located adjacent to our headquarters.

We began our research and development efforts in solar power products in 1999. We began our system integration business in 2002, our PV module business in late 2004 and our production of solar cells in April 2007. In 2009, 2010 and 2011, we generated net revenues of $845.1 million, $1,857.7 million and $2,047.9 million, respectively. We recorded a net loss of $37.8 million in 2011, compared to a net income of $311.5 million in 2010 and $96.2 million in 2009.

Products

We design, develop, manufacture and sell high efficiency PV modules. PV modules are arrays of interconnected solar cells encased in a weatherproof frame. We produce standard solar monocrystalline modules ranging from 175 W to 210 W in power output and multicrystalline modules ranging from 225 W to 295 W in power output, built to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. The variation in power output is based on the conversion efficiency of the cells used in our PV modules, as well as the types of cells. We assemble PV modules either from monocrystalline or multicrystalline cells. We also design and produce PV modules based on our customers’ and end-users’ specifications, such as colored modules for architectural applications and larger sized modules for utility grid applications. Our PV modules are sealed, weatherproof and able to withstand high levels of ultraviolet radiation and moisture. We sell our module products under our own brand.

Manufacturing

We manufacture ingots, wafers, cells and modules. As of December 31, 2011, we had an annual manufacturing capacity of ingots and wafers of approximately 1,200 MW and cells and modules of approximately 1,900 MW. We plan to increase our annual manufacturing capacity of cells and modules to approximately 2,400 MW by the end of the second quarter of 2012. These capacity increases will be made at our East Campus manufacturing facility, which commenced commercial operations in the fourth quarter of 2009. When determining the magnitude of capacity increases we take into account market views concerning customer demand and the commercial lending environment, which is essential for the financing of PV system installations in our respective sales markets as well as our strategy to expand while preserving liquidity. Accordingly, we may revise our capacity expansion plans after finalizing our review. The following table sets forth our manufacturing capacity and production output in MW equivalent of module production as a result of our ramp-up for each of our facilities.

Manufacturing Facility	Manufacturing Commencement Date	Annual Manufacturing Capacity as of December 31, 2011		Production Output for the Year Ended December 31, 2011		Estimated Maximum Annual Manufacturing Capacity as of December 31, 2012
Silicon ingots	August 2005	1,200 MW	(1)	978 MW	(2)	1,200 MW
Silicon wafers	February 2006	1,200 MW	(1)	971 MW	(2)	1,200 MW
Solar cells	April 2007	1,900 MW	(1)	1,547 MW	(2)	2,400 MW
PV modules	November 2004	1,900 MW	(1)	1,702 MW	(2)	2,400 MW

(1)              Approximate figures.

(2)               Includes modules produced but not shipped as of December 31, 2011.

•                                          Silicon feedstock. We purchase polysilicon from various suppliers, including silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies. Our ability to mix the materials in the right proportion is critical to the production of high-quality silicon ingots. In the fourth quarter of 2011, we had an average silicon usage of approximately 5.8 grams per watt, compared to approximately 5.9 and 6.0 grams per watt in the fourth quarters of 2010 and 2009, respectively.

•                                          Ingots. We began manufacturing monocrystalline ingots in August 2005 with silicon crystal growing furnaces. As of December 31, 2011, we had 110 silicon crystal growing furnaces for manufacturing monocrystalline ingots, which can yield 110 MW of modules annually based on current manufacturing processes, and 166 directional solidification system, or DSS, furnaces for the manufacturing of multicrystalline ingots, which can yield 1,090 MW of modules annually based on current manufacturing processes.

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

•                                          Wafers. We began manufacturing wafers in February 2006. Currently, we slice monocrystalline and multicrystalline wafers to a thickness of approximately 180 microns, while maintaining a low breakage rate. After the ingots are inspected, monocrystalline ingots are squared by squaring machines. Through high-precision cutting techniques, the squared ingots are then sliced into wafers by wire saws using steel wires and silicon carbon powder. To produce multicrystalline wafers, multicrystalline ingots are first cut into pre-determined sizes. After a testing process, the multicrystalline ingots are cropped and the usable parts of the ingots are sliced into wafers by wire saws by the same high-precision cutting techniques used for slicing monocrystalline wafers, while the unusable parts are melted down for reuse. After being inserted into frames, the wafers go through a cleansing process to remove debris from the previous processes, and are then dried. Wafers are inspected for contaminants then packed and transferred to our solar cell production facilities. Our annual wafer manufacturing capacity as of December 31, 2011 was approximately 1,200 MW of modules based on current manufacturing processes.

We fulfill some of our wafer requirements by sourcing from strategic partners. We will continue to source wafers through long-term supply agreements in order to fill the gap between our PV cell and module manufacturing capacity and our wafer manufacturing capacity. As a result, we have developed relationships with various domestic and international suppliers of wafers.  From time to time, we also fulfilled some of our ingot and wafer requirements through toll services from our strategic partners.  We will continue to contract toll services from third party manufacturers to process ingots and wafers in the future.

•                                          Solar cells. We currently produce our own solar cells for use in our PV modules. After we installed our ingot and wafer production lines, we began manufacturing ingots and wafers in-house and outsourced the fabrication of solar cells to solar cell manufacturers. To reduce our dependence on third-party solar cell manufacturers and to increase our efficiencies both in solar cell and PV module manufacturing, we began the production of monocrystalline cells in April 2007 and achieved a conversion efficiency of up to 19.0% as of December 31, 2011 on a test production line basis. In November 2007, we began producing multicrystalline cells and achieved a conversion efficiency of up to 18.1% as of December 31, 2011 on a test production line basis. As of December 31, 2011, we had 50 production lines with an annual manufacturing capacity of approximately 1,900 MW.

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

We have also selectively entered into short-term purchase agreements for solar cells with commercially favorable terms to meet the excess PV module demand.

•                                          PV modules. We began module manufacturing in November 2004. We increased our annual manufacturing capacity of modules from approximately 6 MW per year as of November 2004 to approximately 1,900 MW per year as of December 31, 2011.

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

PV module assembly remains a labor intensive process. We leverage China’s lower labor costs by using a greater degree of labor in our manufacturing process when it proves to be more efficient and cost-effective than using automated equipment. We are in close proximity to Chinese solar equipment manufacturers that offer much of the solar manufacturing equipment we require at competitive prices compared to similar machinery offered by international solar equipment manufacturers.

Solar Power Projects

Many solar power projects are being commissioned in Europe, the United States and other countries, largely driven by government mandates that require electric utility companies to use renewable energy to produce a certain percentage of their power by a future date.  In 2009, we began entering into arrangements to develop commercial solar power systems for these solar power projects. For each solar power project, a special purpose vehicle, or SPV, is established to hold the assets and is funded via a nominal equity contribution by an engineering procurement and construction contractor. Through a series of contractual arrangements, we, among other things, supply all PV modules and other related products to the SPV, which constitute a significant component of the project cost, and have substantive management rights and oversight in the SPV and the construction process. As a result, we have a controlling financial interest in each SPV and are deemed to be its primary beneficiary and, accordingly, the financial position and results of operations of the SPV, if any, are included in our consolidated financial statements. Once construction on the project is completed, the project begins operating and generating power. This power is sold on the power grid, generating revenues that go to the SPV. Once a purchaser for the project has been identified, the title to the project transfers to us and we then complete the sale to the purchaser.

As of December 31, 2011, we completed the construction of a solar power project located in four different sites in the Baslicata region of Italy. As of December 31, 2011, we had project assets of approximately $8.9 million, which relate to 2 MW of installed PV systems. The project is currently generating power and we are searching for a purchaser. We are also in the early stages of development on several other solar power projects, including projects in the United States and Europe. We intend to begin construction on some of these projects during 2012.

Silicon Raw Material Supplies

Our business depends on our ability to obtain silicon raw materials, including polysilicon, and, from time to time, ingots. We procure polysilicon from domestic and international manufacturers as well as domestic and international distributors. In addition to our headquarters, we have three offices located in the United States, Asia and Europe to conduct procurement activities. We believe our procurement team’s geographical proximity to the supply sources helps us better communicate with the suppliers and respond to them more efficiently. We believe our efforts to procure silicon raw materials from various sources will enable us to better control the silicon supply chain, increase manufacturing efficiency, and reduce margin pressure.

According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $60-$65 per kilogram delivered in 2007 to $60-$75 per kilogram in 2008. In addition, according to Solarbuzz, spot prices for solar grade polysilicon were in the range of $230-$375 per kilogram for most of the first half of 2008 and rose to a peak of $450-$475 per kilogram by mid-2008. Due to the industry-wide shortage of polysilicon experienced during the past few years, we have purchased polysilicon using short-term, medium-term and long-term contracts. However, since the fourth quarter of 2008, the price of polysilicon decreased rapidly due to the increased supply of polysilicon resulting from intensive investments in silicon manufacturing. According to Solarbuzz, the average price range of long-term polysilicon supply contracts had decreased to approximately $38 per kilogram by the fourth quarter of 2011, and spot prices for solar grade polysilicon had decreased to approximately $30 per kilogram in the fourth quarter of 2011. However, we cannot assure you that the price of polysilicon will continue to decline or remain at its current levels.

We have executed agreements with suppliers to obtain our silicon raw material requirements to support our estimated production output in 2012. We intend to leverage the global reach of our procurement personnel to secure our silicon requirements.

We have entered into medium-term and long-term supply contracts to procure silicon feedstock of different grades with Chinese and international suppliers, which provide us with the ability to meet our future requirements. These medium-term and long-term suppliers include Hemlock Semiconductor Corporation, Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., or Jiangsu Zhongneng, and GCL (Changzhou) Solar Energy Technology Company Limited, or GCL (Changzhou), both of which are wholly-owned subsidiaries of GCL-Poly Energy Holdings Limited, or GCL-Poly, OCI Company Ltd. (formerly DC Chemical Co., Ltd.) and Wacker Chemie AG. Our medium-term and long-term contracts have delivery terms beginning from 2008 to 2012 and a fixed price or a price to be determined on an annual or quarterly basis. Several of our long-term contracts contain price adjustment clauses that provide for price renegotiations if the market price is lower or higher than the originally agreed price in any given quarter. These contracts also require us to make an advance payment of a certain negotiated amount.  In 2011, due to fluctuating polysilicon prices, we renegotiated several medium-term and long-term supply contracts that require us to purchase polysilicon at a predetermined price and/or quantity.

To secure sufficient feedstock to support our planned sales growth, in March 2008, we entered into an eight-year framework polysilicon supply agreement with Jiangsu Zhongneng, a supplier of polysilicon based in Jiangsu, China. In August 2008, we expanded the scope of the supply of polysilicon under this agreement to wafers. In August 2009, we extended the term of this supply agreement by another five years. In December 2010, Jiangsu Zhongneng assigned all of its obligations and rights under this supply agreement with respect to the wafer supply to GCL (Changzhou), a wafer supplier based in Jiangsu, China. Under a supplemental framework long-term agreement we entered into in March 2010 with Jiangsu Zhongneng, Jiangsu Zhongneng has agreed to supply to us up to an aggregate of 27,220 tons of polysilicon through 2020. Under a supplemental framework long-term wafer supply agreement we entered into with GCL (Changzhou) in January 2011, GCL (Changzhou) has agreed to supply to us wafers sufficient to produce up to an aggregate of 19,737 MW of PV modules over ten years from January 2011 to December 2020, and we have agreed to procure not less than 50% of our total wafer requirement from GCL (Changzhou) each year during the term of the agreement. Under this agreement and its supplemental agreements, the prices of the polysilicon and wafers were initially predetermined subject to periodic adjustments.  Due to the volatility of polysilicon prices, we have negotiated actual polysilicon and wafer purchase amounts and prices on a monthly, quarterly or annual basis. For example, in March 2012, we entered into supplemental agreements with GCL (Changzhou) to modify our total wafer and polysilicon purchase amounts for 2012, among other things.  We expect to continue to do so in the future.

In April 2008, in order to encourage the development of the solar power industry in Changzhou, the Changzhou municipal government established the PV Park adjacent to our headquarters that has attracted and continues to attract PV supply chain component manufacturers. Several of our key suppliers have established or plan to establish production facilities in the PV Park. We believe the relocation of suppliers to the PV Park will support our goal of realizing procurement and logistical advantages, accelerate our cost reduction initiatives, as well as providing synergies for research and development. For example, starting from January 2010, we commenced sourcing slurry for wafer slicing from a vendor’s new facility located in the PV Park. Sourcing from suppliers located within the PV Park and expanding our Enterprise Resource Planning system to cover a greater number of vendors would allow us to collaborate with our vendors for better inventory and production management control, better monitoring of supply quality and easy access to onsite inventory.

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

Certification Test Date	Certification or Test Standard	Relevant Products

December 2007	ISO 9001:2000 quality system certification	Manufacturing and sales of silicon, ingots, casting, silicon wafers, solar cells and PV modules

December 2008	ISO 14001:2004 environmental management system	Manufacturing and sales of silicon, ingots, casting, silicon wafers, solar cells and PV modules

October 2007, November 2007, December 2007, December 2008, May 2009, April 2011, June 2011	CE certification	PV modules sold in Europe

March 2008, May 2008, October 2008, February 2009, April 2009, September 2009, April 2010, December 2010, January 2011, February 2011	ICIM product certification	PV modules sold in Europe

August 2006, June 2007, July 2007, February 2009, April 2009, May 2009, June 2009, November 2009, October 2010, December 2010, February 2011, March 2011, April 2011, May 2011, June 2011, July 2011, November 2011, January 2012, February 2012

	TÜV Rheinland product certification	PV modules sold in Europe

May 2009, April 2011, June 2011	TÜV SUD product certification	PV modules sold in Europe

February 2010	VDE product certificaiton	PV modules sold in Europe

May 2010, July 2011, August 2011	MCS certificaiton	PV modules sold in UK

April 2008, February 2010, November 2011	Golden Sun product certification	PV modules sold in China

February 2009, May 2009, September 2009, December 2010, November 2011, December 2011	KEMCO product certification	PV modules sold in Korea

Certification Test Date	Certification or Test Standard	Relevant Products

March 2009, October 2009, May 2010, October 2010, February 2011	JET product certification	PV modules sold in Japan

February 2011, September 2011	Clean Energy Council (CEC)	PV modules sold in Australia

October 2011	SII product certificaiton	PV modules sold in Israel

December 2009	RoHS certification	PV modules sold in Europe

April 2010	ISO/IEC17025 CNAS laboratory accreditation certification	Photovoltaic product testing center

December 2010	OHSAS18001:2007 occupational health and safety management system certification	Manufacturing and sales of silicon, ingots, casting, silicon wafers, solar cells and PV modules

December 2010	ISO 9001:2008 quality management system certification	Manufacturing and sales of silicon, ingots, casting, silicon wafers, solar cells and PV modules

December 2010	ISO 14001:2004 environmental management system	Manufacturing and sales of silicon, ingots, casting, silicon wafers, solar cells and PV modules

August 2008, July 2009, April 2011, May 2011, June 2011, August 2011, September 2011, January 2012	UL 1703 certification	PV modules sold in North America

January 2010, March 2010, January 2011, November 2011	CSA certification(UL1703)	PV modules sold in North America

June 2011	ETL certification (UL1703)	PV modules sold in North America

January 2011	OHSAS18001 occupational health and safety management system	Manufacturing and sales of silicon, ingots, casting, silicon wafers, solar cells and PV modules.

October 2011	ISO 14064-1:2006 environmental management system	Changzhou Trina Solar Energy Co., Ltd.

July 2011, Oct 2011	Ammonia test	special requirement from customer

Certification Test Date	Certification or Test Standard	Relevant Products

May 2011, October 2011	Salt Mist test	special requirement from customer

December 2011	European Module certification	PV modules sold in Italy

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

In September 2011, we announced that we have achieved what is believed to be a new world record for its laboratory-tested multicrystalline module power output, with a 156x156mm 60 cell module reaching a peak of 274 watts. The record was set using our “Honey” cell technology and the result was confirmed by TÜV Rheinland.

Customers and Markets

We currently sell our PV modules primarily to distributors, wholesalers, power plant developers and operators and PV system integrators. We focus on different types of clients depending largely upon the demand in specific markets. Distributors and wholesalers tend to be large volume purchasers. We also work with solar power plant developers and operators by supplying PV modules for select downstream projects. PV system integrators typically design and sell integrated systems that include our branded PV modules along with other system components. Some of the PV system integrators also resell our modules to other system integrators. Our major customers in 2011 included Moehring Energie GmbH, Gestamp Asetym Solar S.L., Proyectos Integrales Solares S.L.U., S.A.G. Solarstrom Vertriebsgesellschaft mbH and SolarCity. We have a quality customer base as many of our customers are well-known wholesalers and system integrators in their respective markets and are expanding to become multinational PV companies.

A small number of customers have historically accounted for a majority of our net sales. Our top five customers collectively accounted for approximately 36.9%, 24.9% and 23.3% of our net revenues in 2009, 2010 and 2011, respectively. Our top customer contributed approximately 8.9% of our net revenues in 2011.

We currently sell most of our PV modules to customers located in Europe, the United States and China. Solar manufacturers like us have capitalized on government and regulatory policies for the promotion of solar power in many jurisdictions. In order to continue growing our sales and to reduce our exposure to any particular market segment, we intend to broaden our geographic presence and customer base. While Germany continues to be our largest market, we have significantly expanded our sales of PV modules to solar power markets in Europe, North America and Asia, including the United States, Italy, Spain, and China. For example, in June 2011 we signed a sales agreement with Gestamp Asetym Solar, S.L., a Spain-based developer of large-scale solar energy projects, to power Renault’s manufacturing plants in France by delivering 55 MW of PV modules, which deliveries were made between June and November 2011. This agreement and other agreements entered into in recent years are in line with our goal of increasing our market presence in European countries other than Germany and building our brand as one of the top global solar brands.  In April 2011, we extended our national distribution agreement with RF Industries Pty Ltd., Australia’s leading renewable energy distributor, through December 31, 2012, under which we supplied 15.2 MW of PV models in 2011.

To enhance our sales capabilities in the European and United States markets, we have established regional headquarters in Switzerland and San Jose, California. We established a new Asia Pacific regional headquarters in Singapore in November 2011, and we also opened new sales and business development offices in Sydney, Australia in May 2011, and in Abu Dhabi, United Arab Emirates in December 2011, to support our growing base of customers and to seek out business development opportunities in the regions. We also plan to drive our sales growth through expansion into downstream arrangements in major markets such as system integrations and project developments. We believe these actions will help reduce the negative effects of reduced incentives in certain European countries.

The following table sets forth our total net revenues by geographical region, based on record country of sales, for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
Region	Total Net Revenues	Percent	Total Net Revenues	Percent	Total Net Revenues	Percent
	(in thousands, except for percentages)
Europe
Germany	$286,220	33.9%	$447,316	24.1%	$756,575	36.9%
Italy	166,062	19.6%	409,561	22.0%	262,492	12.8%
Spain	101,849	12.1%	404,131	21.8%	271,071	13.2%
Others	234,021	27.7%	175,115	9.4%	107,396	5.3%
Europe Total	788,152	93.3%	1,436,122	77.3%	1,397,534	68.2%
China	24,435	2.9%	70,782	3.8%	144,739	7.1%
USA	13,238	1.6%	262,300	14.1%	440,299	21.5%
Others	19,311	2.3%	88,485	4.8%	65,330	3.2%
Total	$845,136	100.0%	$1,857,689	100.0%	$2,047,902	100.0%

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

We may require advance payments depending on the credit status of our customer, our relationship with the customer, market demand and the terms of the particular contract. Our contracts with customers stipulate different post-delivery payment schedules based on the credit worthiness of the customer. We have also increased our sales to customers using credit sales, generally with payments due within 120 days. Starting in February 2009, a majority of our overseas sales have been insured by Sinosure. The amount of insurance coverage for each transaction is based on a rating assigned by Sinosure to the customer based on such customer’s credit history. As of December 31, 2011, $240.0 million, or 51.5%, of total accounts receivable was insured by Sinosure.

Pursuant to our sales contracts, we provide customers with warranty services. In the past, our PV modules were typically sold with a two-year warranty for defects in materials and workmanship and a minimum power output warranty for up to 25 years following the date of purchase or installation. In 2009, we extended the warranty for defects in materials and workmanship from two years to five years. In 2011, we extended the product workmanship warranty to ten years and began to guarantee that module power output will not decrease by more than approximately 0.7% per year after the initial year of service.

We seek to better serve our customers or their end-customers by setting up local offices with sales and marketing, sales support and logistics teams close to them. We are also expanding our range of value-added services to customers. We service residential and commercial end-customers through a network of local distributors and system integrator partners. For distributors and system integrators, we provide marketing support, logistics support that minimizes handling and administrative costs, and pre-sale and post-sale supports that include customized product selection, technological and installation support. In July 2011, we began shipping Trinamount mounting solution, a proprietary system to mount PV modules onto residential and commercial rooftops, to the North American market. For our customers in the utility sector, we will continue to provide a greater level of pre-sale due diligence and technical input to facilitate their procurement.

Sales and Marketing

Over the years, we have expanded our distribution network globally. While our core solar module customer base continues to be developed markets in Germany, Italy and Spain, we have also expanded our sales and distribution channels into newer and emerging solar power markets, which include the United States, Australia, India, Israel, China, France, Israel and Japan. To grow our sales and reduce exposure to any particular market, we have broadened our geographic presence and diversified our sales among distributors, wholesalers, power plant developers and operators, PV system integrators and regional and national grid operators through increased sales and marketing and customer support efforts.

To further expand our distribution network and enhance our sales and delivery capabilities, we have established regional headquarters, warehouse operations and have opened sales offices in the locations listed below. Our localized offices will continue to be supported by our global operations and administration headquarters located in Changzhou, China.

Global Headquarters
Changzhou, China
Regional Headquarters
San Jose, California, US (January 2010)
Zurich, Switzerland (January 2010)
Singapore (November 2011)
Warehouse Operations
Rotterdam, Netherlands (December 2008)
San Jose, California, US (June 2009)
Sales Offices
Tokyo, Japan (March 2010)
Seoul, South Korea (September 2008)
Abu Dhabi, United Arab Emirates (December 2011)
Sydney, Australia (May 2011)

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

Intellectual Property

In manufacturing our solar power products, we use know-how available in the public domain and unpatented know-how developed in-house. We rely on a combination of trade secrets and employee contractual protections to establish and protect our proprietary rights. We believe that many elements of our solar power products and manufacturing processes involve proprietary know-how, technology or data that are not coverable by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All senior research and development personnel employed by us have entered into confidentiality, non-competition and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies they develop during their terms of employment with us.

As of December 31, 2011, we had 252 issued patents and 330 patent applications pending in China. We obtained an additional 141 patents in 2011. 571 of our issued patents and our pending patent applications relate to technology that we are currently using, including technology relating to improvements to the solar power product manufacturing process and integration of construction elements into our PV modules or solar systems. 11 of our issued patents relate to technology that we do not use in our current production of solar power products. As we expand our product portfolio, continue our expansion into solar cell manufacturing and enter into polysilicon manufacturing in the future, we believe that the development and protection of our intellectual property will become more important to our business. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide a significant competitive advantage to us.

We have registered as a trademark the logo “Trina” in China, the European Union, Japan, Singapore, Switzerland, Morocco, Taiwan, Thailand, Croatia, Canada, South Korea, the Philippines, Australia, the United States and the United Arab Emirates and Vietnam. We have registered as a trademark the logo “Trinasolar” in China, the United States, Canada, the European Union, Australia, the United Arab Emirates, Croatia, Thailand, the Philippines, Japan, Singapore, Switzerland, Morocco, Taiwan, South Korea, India, Vietnam and Turkey and the logo “TSM” in the European Union, Australia, China, Croatia, Japan, Morocco, South Korea, Singapore, Switzerland, Turkey, the United States and Vietnam. We have pending trademark registration applications for the logos “Trina” and “Trinasolar” in Pakistan, Indonesia and several other countries. We filed a trademark registration application for the logo “天合光能” in the PRC in December 2007 and in Taiwan in September 2009. We also registered as a trademark the logo “MeSolar” in China, Croatia, Singapore, Canada, Morocco, Turkey, the United Arab Emirates, Thailand, the European Union, Taiwan, Japan, Australia and Switzerland and registered as a trademark the logo “YouSolar” in China, the United States, Australia, Morocco, the United Arab Emirates, Taiwan, Japan, South Korea, Croatia, the European Union, Thailand, Philippines, Turkey, Vietnam, Switzerland and Singapore. We have filed trademark registration applications for the logo “Trinasolar天合光能” in China, the European Union, Croatia, South Korea, Singapore, Japan and several other countries. We have also recently filed European Community Trade Mark (CTM) registration for the logo “Honey” and “Comax” in twenty-seven European Union member states and will extend the registration to other states afterwards. Additionally, we have filed the trademark registration applications for the logos “天合光能,”“天合,” “天和,” “天何,” “天河,” “天禾,” and “天核” individually with the trademark office in the PRC in November 2009.

Competition

The market for solar power products is competitive and it evolves quickly. We expect to face increasing competition, which may result in price reductions, reduced margins or loss of market share. We believe that the key competitive factors in the market for PV modules include:

•                                          manufacturing efficiency;

•                                          power efficiency and performance;

•                                          price;

•                                          strength of supplier relationships;

•                                          aesthetic appearance of PV modules; and

•                                          brand name and reputation.

We compete with other PV module manufacturing companies such as Sharp Electronic Corporation, Suntech Power Holdings Co., Ltd., Yingli Green Energy Holding Co., Ltd., First Solar, Inc. and GCL Solar Energy Technology Holdings Inc. Some of our competitors have also become vertically integrated, from polysilicon production, silicon ingot and wafer manufacturing to solar power system integration, such as Renewable Energy Corporation ASA, SolarWorld AG and Yingli Green Energy Holding Co., Ltd. Some of our competitors may have a stronger market position than ours and greater resources than we do. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs.

The barriers to entry are relatively low in the PV module manufacturing business, given that manufacturing PV modules is labor intensive and requires limited technology. Because of the scarcity of polysilicon in the past few years, supply chain management and financial strength were the key barriers to entry. As the shortage of polysilicon has eased, these barriers to entry have become less significant and many new competitors may enter the industry and cause the industry to rapidly become over-saturated and eventually leading to industry consolidation. Many mid-stream solar power products manufacturers have been seeking to move downstream to strengthen their position in regional markets. They are expected to leverage on their existing sales capacity as the industry faces challenges posed by the economic downturn. In addition, we may also face new competition from semiconductor manufacturers, several of which have already announced their intention to start production of solar cells. Decreases in polysilicon prices and increases in PV module production could result in substantial downward pressure on the price of PV modules and intensify the competition we face.

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

Insurance

We maintain property insurance policies with reputable insurance companies for covering our equipment, facilities, buildings and their improvements, and office furniture. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. We maintain director and officer liability insurance for our directors and executive officers. We have limited worldwide product liability insurance coverage for our products manufactured in China. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China. However, significant damage to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operation. We paid an aggregate of approximately $3.1 million in insurance premiums in 2011.

Starting in February 2009, a majority of our overseas sales have been insured by Sinosure. The amount of insurance coverage for each transaction is based on a rating assigned by Sinosure to the customer based on such customer’s credit history. We paid Sinosure insurance premiums of an aggregate of approximately $3.5 million in 2011.

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

The law also sets forth the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar PV systems and other solar energy utilization systems. It also provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects. In January 2006, China’s National Development and Reform Commission promulgated two implementation directives of the Renewable Energy Law. These directives set forth specific measures in setting prices for electricity generated by solar and other renewal power generation systems and in sharing additional expenses occurred. The directives further allocate the administrative and supervisory authorities among different government agencies at the national and provincial levels and stipulate responsibilities of electricity grid companies and power generation companies with respect to the implementation of the Renewable Energy Law.

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

The PRC Labor Contract Law was promulgated on June 29, 2007 and became effective on January 1, 2008. On September 3, 2008, the PRC government promulgated the Implementing Rules on Labor Contract Law of the PRC. Pursuant to the PRC Labor Contract Law, employers must enter into written labor contracts with employees. Employers must pay their employees wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with government labor rules and standards and provide employees with appropriate training regarding workplace safety. In addition, the PRC Labor Contract Law imposes more stringent requirements on employers with regard to, among others, severance payment and non-fixed-term employment contracts, time limits for probation periods, as well as the duration and the times that an employee can be placed on a fixed-term employment contract. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in liabilities to employees and subject employer to administrative sanctions including fines or, in the case of serious violations, criminal liability.

The PRC regulatory authorities have passed a variety of laws and regulations regarding statutory social welfare benefits, including, among others, the PRC Social Insurance Law, the Regulations of Insurance for Occupational Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, and the Interim Provisions on Registration of Social Insurance. Pursuant to these laws and regulations, companies in China have to make sufficient contributions of statutory social welfare benefits for their employees, including medical care insurance, occupational injury insurance, unemployment insurance, maternity insurance, pension benefits and housing funds. Failure to comply with such laws and regulations may result in supplementary payments, surcharges or fines.

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of January 30, 2012), or the Catalogue. The Catalogue classifies industries into four categories: encouraged, permitted, restricted and prohibited. As confirmed by the government authorities, Trina China, our operating subsidiary, is engaged in an encouraged industry. Trina China is permitted under the PRC laws to be wholly owned by a foreign company. Trina China is, accordingly, also entitled to certain preferential treatment granted by the PRC government authorities, such as exemption from tariffs on equipment imported for its own use.

Tax

China’s parliament, the National People’s Congress, adopted the Enterprise Income Tax Law on March 16, 2007. On December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The EIT Law imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the new EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein. In September 2008, Trina China obtained the High and New Technology Enterprise Certificate with a valid term of three years starting from 2008. Therefore, Trina China is entitled to a preferential income tax rate of 15% in 2008, 2009, 2010 and 2011 as long as it maintains its qualification as a “high and new technology enterprise” under the EIT Law. In 2011, Trina China renewed its high and new technology entereprise certificate, effective from 2011 to 2013.

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

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to a 25% PRC enterprise income tax on their worldwide income. The Implementing Rules define “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, SAT Circular 82 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resource decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. On July 27, 2011, the SAT issued the Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to the determination of PRC resident enterprise status, post determination administration and authorities responsible for determining Offshore incorporated PRC resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise.

Although the SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, foreigners or foreign enterprises, the determining criteria set forth in the Identification Circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC or foreign enterprises or individuals.

Under the IITL, which was adopted and promulgated at the third meeting of the Standing Committee of the fifth People’s Congress on September 10, 1980 and amended on October 31, 1993, August 30, 1999, October 27, 2005, June 29, December 29, 2007 and June 30, 2011, if we are treated as a PRC resident enterprise, it is possible that non-resident individual investors of our shares or ADSs be subject to PRC individual income tax at a rate of 20% on dividends paid to such investors and any capital gains realized from the transfer of our common shares or ADSs if such dividends or capital gains are deemed income derived from sources within the PRC, except in the case of individuals that qualify for a lower rate under a tax treaty. Under the PRC-U.S. tax treaty, a 10% preferential rate of withholding tax will apply to dividends provided that the recipients are U.S. tax residents that are eligible for the benefits of the PRC-U.S. tax treaty. A non-resident individual is an individual who has no domicile in the PRC and does not stay within the PRC or has stayed within the PRC for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our common shares or ADSs minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income.

Pursuant to SAT Circular 698, issued by the SAT on December 10, 2009, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular 698 is retroactively effective on January 1, 2008.

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

Payments for transactions that take place within the PRC must be made in Renminbi. Absent circumstances specified under Chinese laws and regulations, upon approvals from SAFE, an enterprise can choose to either keep or sell its foreign exchange income under capital account to financial institutions authorized to engage in foreign exchange settlement and sales business. On the other hand, foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks, subject to a cap set by SAFE or its local counterpart.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Pursuant to Circular 142, the RMB fund from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for. Documents certifying the purposes of the RMB fund from the settlement of foreign currency capital, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of the Circular 142 could result in severe monetary fines or penalties. Furthermore, on November 9, 2010 the SAFE promulgated a notice on relevant issues concerning strengthening the administration of foreign exchange business, which requires the authenticity of settlement of net proceeds from an offshore offering to be closely examined and the net proceeds to be settled in the manner described in the offering documents.

Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, SAFE promulgated a regulation known as Circular No. 75, which states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under this regulation, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity.

On December 25, 2006, the People’s Bank of China promulgated the “Measures for Administration of Individual Foreign Exchange.” On January 5, 2007 and February 15, 2012, the SAFE promulgated Individual Foreign Exchange Rules. According to the Individual Foreign Exchange Rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required to register with the SAFE or its local counterparts.

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

Under these regulations, foreign invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective after-tax profits based on PRC accounting standards each year, if any, to fund its general reserves fund, until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Wholly foreign-owned enterprises are also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. As of December 31, 2011, the restricted portion of our PRC subsidiaries’ net assets was $611.4 million, which consists of their registered capital and statutory reserves.

Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the M&A Rules which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC enterprises or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. Based on the advice we received from Fangda Partners, our PRC counsel, we did not seek the CSRC approval in connection with our initial public offering as we believe that this regulation does not apply to us and that CSRC approval is not required because (1) Trina is not a special purpose vehicle formed for the purpose of acquiring a PRC domestic company because Trina China was a foreign-invested enterprise before it was acquired by Trina, and, accordingly, Trina China did not fall within the definition of a PRC domestic company as set forth in the M&A Rules; and (2) such acquisition was completed before the M&A Rules became effective. Uncertainty still exists as to how the M&A Rules will be interpreted and implemented, and the opinion of our PRC counsel is subject to any new laws, regulations, rules and their detailed implementations in the future in any form relating to the M&A Rules.

The regulations also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

In February 2011, the State Council promulgated Circular 6, a notice on the establishment of the security review system for mergers and acquisitions of domestic enterprises by foreign investors, which became effective on March 3, 2011. To implement Circular 6, MOFCOM promulgated the MOFCOM Security Review Rules on August 25, 2011 which became effective on September 1, 2011. According to Circular 6 and MOFCOM Security Review Rules, a national security review is required for certain mergers and acquisitions by foreign investors of enterprises relating to national defense and certain mergers and acquisitions by which foreign investors may acquire de facto control of domestic enterprises raising national security concerns. When deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the national security review, MOFCOM will look into the substance and actual impact of the transaction and the foreign investors are prohibited from bypassing the national security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. In addition, if a merger or acquisition by foreign investors which was not submitted for national security review, or was determined to have no impact on national security after such review, but thereafter, due to changed elements, including modification of the merger, change of business activities or acquisition transaction or amendment of the relevant agreements or documents and other changes, involves an enterprise relating to national defense or a change of de facto control of a domestic enterprise raising national security concerns such that it becomes subject to national security review, the foreign investor to such merger or acquisition will be required to file an application for national security review with MOFCOM.

C.                                     Organizational Structure

The following table sets out the details of our subsidiaries as of December 31, 2011.

Name of Entity	Country of Incorporation	Ownership Interest
Changzhou Trina Solar Energy Co., Ltd.	China	100%
Top Energy International Limited	Hong Kong	100%
Trina Solar Korea Limited	Korea	100%
Trina Solar (Singapore) Pte. Ltd.	Singapore	100%
Trina Solar (Luxembourg) Holdings S.A.R.L.	Luxembourg	100%
Trina Solar (U.S.) Inc.	United States	100%
Trina Solar (U.S.) Holding Inc.	United States	100%
Trina Solar (Germany) GmbH	Germany	100%
Trina Solar (Schweiz) AG	Switzerland	100%
Trina Solar (Luxembourg) S.A.R.L.	Luxembourg	100%
Trina Solar (Spain) S.L.U.	Spain	100%
Trina Solar (Italy) S.r.l.	Italy	100%
Trina Solar (Japan) Limited	Japan	100%
Trina Solar Energy Development Pte. Ltd.	Singapore	100%
Trina Solar (Hong Kong) Enterprise Limited	Hong Kong	100%
Trina Solar (Changzhou) Science and Technology Co., Ltd.	China	100%
Trina Solar Energy (Shanghai) Co., Ltd.	China	100%
Trina Solar (U.S.) Development LLC	United States	100%
TP-CA-SOUTH LLC	United States	100%
Trina Solar (Australia) Pty Ltd.	Australia	100%
Trina Solar Middle East Limited	United Arab Emirates	100%
Trina Solar (Italy) Development SPA	Italy	100%
Trina Solar (France) SAS	France	100%
Upper Deerfield TP1 LLC	United States	100%
Upper Deerfield Solar LLC	United States	100%
LightBeam Power Company Gridley Main, LLC	United States	100%
Placer Solar, LLC	United States	90%
Lucania S.r.l.	Italy	Variable interest

D.                                    Property, Plants and Equipment

All of our research, development and manufacturing of ingots, wafers, cells and PV modules are conducted at our facilities in Changzhou, China, where we occupy a main campus site area of approximately 545,248 square meters for the facilities currently owned and operated by us and a total reserve site area of approximately 297,696 square meters.  We expect to increase our total annual production capacity of PV cells and modules from approximately 1,900 MW as of December 31, 2011 to approximately 2,400 MW by end of the second quarter of 2012 through further facility expansion at our East Campus. See “—B. Business Overview—Manufacturing” for more details. We believe our current and planned facilities will meet our current and foreseeable requirements.

We selectively use automation to enhance the quality and consistency of our finished products and improve efficiency in our manufacturing processes. We use manufacturing equipment purchased primarily from solar equipment suppliers in Europe, North America and Asia, including China and Japan. Other critical equipment is also sourced worldwide. Key equipment used in our manufacturing facilities includes silicon crystal growing furnaces, DSS furnaces, high-precision wafer sawing machines, diffusion furnaces (tube), screen print machine sets and automatic laminators. Set forth below is a list of our major equipment as of December 31, 2011:

Manufacturing Facility	Major Equipment	No. of Units in Operation as of December 31, 2011	Source (Country)
Silicon ingots	Silicon crystal growing furnaces	110	China
	DSS furnaces	166	China, United States
Silicon wafers	Wafer sawing machines	181	Japan, Switzerland
Solar cells	Diffusion furnaces (tube)	50	China, Germany, Netherlands
	Screen print machine sets	50	Italy
PV modules	Automatic laminators	93	China

We have purchased wafer sawing machines or other equipment from Meyer Burger AG since 2007. In September 2007, we entered into an agreement with GT Solar, which was subsequently amended in March 2009, to purchase a certain number of DSS furnaces. In December 2010, we entered into two additional agreements with GT Solar to purchase additional DSS furnaces that were delivered in 2011.

With respect to encumbrances, as of December 31, 2011, we pledged our equipment of a total carrying value of $360.9 million to secure repayment of our borrowings of $302.5 million.

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

A.                                   Operating Results

Overview

We are a large-scale integrated solar-power products manufacturer based in China with a global distribution network covering Europe, North America and Asia. Since we began our solar-power products business in 2004, we have integrated the manufacturing of ingots, wafers and solar cells for use in our PV, module production. Our PV modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide.

We capitalize on our vertically integrated platform and low-cost manufacturing capability in China to produce quality products at competitive prices. We produce standard monocrystalline PV modules ranging from 175 W to 210 W in power output and multicrystalline PV modules ranging from 225 W to 295 W in power output. We build our PV modules to general specifications as well as to our customers’ and end-users’ specifications. We sell and market our products worldwide, including in a number of European countries, such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. We also target sales in newer and emerging solar power markets, which include the United States, Australia, India, China, France, Israel and Japan. We sell our products to distributors, wholesalers, power plant developers and operators and PV system integrators, including Moehring Energie GmbH, Gestamp Asetym Solar S.L., Proyectos Integrales Solares S.L.U., S.A.G. Solarstrom Vertriebsgesellschaft mbH and SolarCity.

In 2011, our net revenues were $2,048 million, compared to $1,857.7 million in 2010 and $845.1 million in 2009.  We recorded a net loss of $37.8 million in 2011, compared to a net income of $311.5 million in 2010 and a net income of $96.2 million in 2009.

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

•                                          vertically integrated manufacturing capabilities; and

•                                          availability and prices of polysilicon.

Industry Demand

Our business and revenue growth depends on market demand for solar power. Although solar power technology has been used for several decades, the global solar power market has grown significantly only in the past several years. According to Solarbuzz, the global solar power market, as measured by annual volume of modules delivered to installation sites, grew at a CAGR of 73% from approximately 1.75 gigawatts, or GW, in 2006 to approximately 27.4 GW in 2011. According to Solarbuzz, annual volume of modules delivered to installation sites may further increase to approximately 47.0 GW in 2015, which we believe will be driven largely by market demand related to falling PV system installation costs, rising grid prices, and government initiatives.

In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis.  During the same period, increased manufacturing capacity combined with decreased demand and prices of polysilicon caused a decline in the prices of solar power products.  In 2011, weakened global economic conditions continued to affect the availability of financing in the European markets, which in turn slowed the demand for solar power projects.  As a result of global economic conditions, some governments in Europe also implemented austerity measures that reduced the feed-in tariffs and other subsidies designed to benefit the solar industry.  As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations.  These market conditions were exacerbated by an over-supply of solar power products driven by increased manufacturing capacity, which adversely affected the prices of solar power products.  Consistent with market trend, the average selling price of our PV modules decreased from $2.10 per watt in 2009 to $1.75 per watt in 2010 and $1.33 per watt in 2011.  The price erosions have had a negative impact on our revenues and earnings.

The demand for solar power is also influenced by macroeconomic factors such as the global economic downturn, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in oil prices, for example, may reduce demand for investment in alternative energy.  Please see “Item 3. Key Information—D. Risk Factors” for discussions of the risks related to declining industry demand for solar power products.

Government Subsidies and Economic Incentives

We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of power provided by the electric utility grid in many locations, when upfront system costs are factored into cost per kilowatt. As a result, federal, state and local governmental bodies in many of our primary-targeted markets, notably, Germany, Italy, the United Kingdom and other countries in Europe, China, the United States, Australia, India, Japan, and several Middle Eastern and African countries, have provided subsidies and economic incentives in the form of capital cost rebates, feed-in tariffs, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products. Accordingly, demand for PV modules in our targeted or potential markets is affected significantly by government subsidies and economic incentives. According to Solarbuzz, Germany had the largest PV market in 2011 with a market size of 7.45 GW, which accounted for 27.2% of the global PV market demand in 2011 and represented a decrease of 3.8% from 2010. Italy had a market size of 6.21 GW, an increase of 66.0% from 2010 and accounted for 22.7% of the global PV market demand in 2011.

In 2011, Germany, Italy and Spain accounted for 36.9%, 12.8% and 13.2% of our net revenues, respectively, compared to 24.1%, 22.0% and 21.8%, respectively, in 2010.  Despite the expiring incentives in several European countries including Germany, Italy and Spain, our net revenues generated from Europe remained over half of our total net revenues.  We seek to counteract the impact of the expiring incentives by enhancing our brand recognition and shifting some of our sales focus to newer and emerging solar power markets, which include the United States, Australia, India, China, France, Israel and Japan. To enhance our global sales capabilities, we established regional headquarters in Switzerland, San Jose, California and Singapore, as well as sales and business development offices in Tokyo, Seoul, Abu Dhabi and Sydney.

Furthermore, we believe that although the expiration of incentive policies in several European countries will result in a decrease in the average selling price of solar products globally, global demand will have a positive upward trend.  According to Solarbuzz, the average sales price of modules in Europe and the United States will decrease to between $0.81 per watt and $0.88 per watt in the fourth quarter of 2012, compared with between $1.14 per watt and $1.17 per watt during the fourth quarter of the 2011, but volume globally will increase from 27.4 GW in 2011 to 47.0 GW in 2015.  We believe reduced feed-in tariffs will force customers to concentrate even more on quality and price, which will be to our advantage given our favorable rankings by third party sources, such as TÜV Reinland, a global independent safety and quality testing agency for PV modules, and Photon International, an international solar power magazine.

Product Pricing

We began selling our PV module products in November 2004. Our PV modules are priced based on the number of watts of electricity they generate as well as the market price per watt for PV modules. We price our standard PV modules based on the prevailing market prices at the time we enter into sales contracts with our customers or when our customers place their purchase orders with us, taking into account the size of the contract or the purchase order, the strength and history of our relationship with each customer, and our silicon raw materials costs. In the last several years, the average selling price of our PV modules declined as a result of market trends and conditions.  See “—Industry Demand” for more information. The average selling price of our PV modules decreased from $2.10 per watt in 2009 to $1.75 per watt in 2010 and $1.33 per watt in 2011. We plan to mitigate the effects of decreased average selling prices by continuing to lower our silicon and non-silicon processing and supply chain costs, improve our inventory management control and increase sales of high-efficiency premium products for which we are able to charge higher prices.

We conduct our PV module sales typically through short-term contracts with terms of one year or less or, to a lesser extent, long-term sales or framework agreements with terms of generally one to two years. Our short-term contracts provide for an agreed sales volume at a fixed price. Our long-term sales or framework agreements provide for a fixed sales volume or a fixed range of sales volume to be determined generally two to three quarters before the scheduled shipment date. Prices for long-term sales or framework agreements are generally determined one month prior to the start of the quarter of the scheduled shipment date. Compared to short-term contracts, we believe our long-term sales or framework agreements not only provide us with better visibility into future revenues, but also help us enhance our relationships with our customers. Our contracts with customers stipulate different post-delivery payment schedules based on the credit worthiness of the customer. We have also increased our sales to customers using credit sales, generally with payments due within 120 days. Starting in February 2009, a majority of our overseas sales have been insured by Sinosure. The amount of insurance coverage for each transaction is based on a rating assigned by Sinosure to the customer based on such customer’s credit history. As of December 31, 2011, $240.0 million, or 51.5%, of total accounts receivable was insured by Sinosure.

Flexible Vertically Integrated Manufacturing Capabilities

We believe that our flexible vertical integration strategy has allowed us, and will continue to allow us, to capture value throughout the solar power product value chain. Our flexible vertically integrated business model enables us to:

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

•                                          capture upstream or downstream profit margins; and

•                                          adjust our capacity expansion plan by outsourcing certain products from third parties when we can obtain good prices.

In 2008 and 2009, we have met nearly all of our solar cell needs with our in-house production capabilities.  In 2010 and 2011, we fulfilled some of our ingot and wafer requirements by sourcing and obtaining toll services from our strategic partners.  We will continue to source wafers from our suppliers and strategic partners in order to fill the gap between our PV cell and module manufacturing capacity and our ingot and wafer manufacturing capacity.  As a result, we have developed relationships with various domestic and international suppliers of ingots and wafers.

Availability and Prices of Polysilicon

Polysilicon is an essential raw material for our business. We purchase polysilicon from our network of over ten suppliers. We have entered into long-term contracts with our principal suppliers of polysilicon, including several leading domestic and international producers, to secure favorable pricing for the majority of our raw material costs through long-term supply agreements.

Increases in the price of polysilicon have in the past increased our production costs and impacted our cost of revenues and net income.  According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $60-$65 per kilogram delivered in 2007 to $60-$75 per kilogram in 2008. In addition, according to Solarbuzz, spot prices for solar grade polysilicon were in the range of $230-$375 per kilogram for most of the first half of 2008 and rose to a peak of $450-$475 per kilogram by mid-2008.  According to Solarbuzz, the average prices of long-term polysilicon supply contracts were $50-$60 per kilogram during the fourth quarter of 2009, $52-$57 per kilogram during the fourth quarter of 2010 and approximately $38 per kilogram during the fourth quarter of 2011. According to Solarbuzz, spot prices for solar grade polysilicon were $55-$60 per kilogram, $75-$85 per kilogram and approximately $30 per kilogram during the fourth quarters of 2009, 2010 and 2011, respectively.

We purchase polysilicon from silicon distributors and silicon manufacturers by contract. For procurement of polysilicon, we enter into short-term, medium-term and long-term contracts. Our short-term contracts have terms of no more than one year each. The contracts provide for a fixed price and fixed amount and generally require prepayment prior to shipment. Most of the contracts give us the right to reject any shipment by our suppliers that does not meet our quality standards based on grade levels, such as semiconductor grade or solar grade, of the polysilicon. The contracts also specify a time period during which we can inspect the goods to ensure their quality. Our medium-term contracts have terms ranging from one to three years, and our long-term contracts have terms ranging from five to ten years. These contracts generally have a fixed amount and fixed price subject to adjustments or variable price and require us to make an advance payment of a certain negotiated amount. Our medium-term and long-term suppliers include Hemlock Semiconductor Corporation, Jiangsu

Zhongneng, GCL (Changzhou), OCI Company Ltd. (formerly DC Chemical Co., Ltd.) and Wacker Chemie AG. These medium-term and long-term contracts have delivery terms beginning from 2008 to 2012 and a fixed price or a price to be determined on an annual or quarterly basis. Several of our long-term contracts contain price adjustment clauses that provide for price renegotiations if the market price is lower or higher than the originally agreed price in any given quarter. These contracts also require us to make an advance payment of a certain negotiated amount.  As a result of the decrease in the prices of polysilicon in late 2008 and early 2009 we renegotiated most of our medium-term and long-term contracts to reduce the purchase price, thereby reducing our costs.  In 2011, due to fluctuating polysilicon prices, we renegotiated several medium-term and long-term supply contracts to reduce our purchase price, thereby reducing our costs.

We have secured most of our polysilicon requirements to support our estimated production output through the end of 2012 and will continue our efforts to secure raw materials for future years. As part of our balanced and prudent supply management, we source most of our raw materials through medium-term and long-term contracts, reserving up to 30% of our polysilicon requirements to be sourced from the spot market in order to capitalize on the rapid declining prices of polysilicon in recent periods.

Suppliers of polysilicon typically require customers to make payments in advance of shipment. Some of our long-term suppliers require us to make a prepayment at a certain percentage of the order value prior to shipping. Due to the availability of polysilicon, prepayment as a percentage of the entire contract has been reducing. However, the purchase of silicon raw materials will continue to require us to make certain working capital commitments beyond the capital generated from our cash flows from operations.

Solar Power Projects

Many solar power projects are being commissioned in Europe, the United States and other countries, largely driven by government mandates that require electric utility companies to use renewable energy to produce a certain percentage of their power by a future date.  In 2009, we began entering into arrangements to develop commercial solar power systems for these solar power projects. For each solar power project, an SPV is established for the purpose of holding the assets and is funded via a nominal equity contribution by an engineering, procurement and construction contractor. Through a series of contractual arrangements, we, among other things, supply all PV modules and other related products to the SPV, which constitute a significant component of the project cost, and have substantive management rights and oversight in the SPV and the construction process. As a result, we have a controlling financial interest in the SPVs and are deemed their primary beneficiary and, accordingly, the financial position and results of operations, if any, of the SPVs are included in our consolidated financial statements. Once construction on the project is completed, the project begins operating and generating power. This power is sold on the power grid, generating revenues that go to the SPV. Once a purchaser for the project has been identified, the title to the project transfers to us and we then complete the sale to the purchaser.

As of December 31, 2011, we have completed the construction of a solar power project located in four different sites in the Baslicata region of Italy. As of December 31, 2011, we had project assets of approximately $8.9 million, which relate to 2 MW of installed of PV systems. The project is currently generating power and we are searching for a purchaser. We are also in the early stages of development on several other solar power projects, including projects in the United States and Europe. We intend to begin construction on some of these projects during 2012.

We recognized revenue of $27.4 million derived from sales of project assets to third parties for the year ended December 31, 2011 with a cost of $26.7 million.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Net Revenues

Our net revenues are net of business tax,VAT and returns and exchanges, as applicable. We began to generate net revenues primarily from the sales of PV modules in November 2004. We generated revenues from other products and services such as system integration prior to 2006, but such revenues are not significant after 2006. Factors affecting our net revenues include average selling price per watt, market demand for our PV modules, unit volume shipped and our production capacity expansion.

In 2009, 2010 and 2011, sales to our top five customers accounted for approximately 36.9%, 24.9% and 23.3% of our net revenues, respectively, and sales to our top customer accounted for 9.5%, 9.5% and 8.9% of our net revenues, respectively.

We currently sell most of our PV modules to customers located in Europe, in particular Germany, Italy and Spain. In an industry in which demand is significantly impacted by government incentives and policies, Germany, Italy and Spain were the largest solar power products markets in the past several years and accounted for the biggest concentrations of our sales. In each of the last three years, Germany was the largest solar power products market in the world and accounted for a major portion of our sales.  In 2008, the Spanish market contributed to the accelerated growth in the market demand for solar power products, but contributed to the shortfall in demand globally after its drastic policy shift in September 2008.  In 2008 and 2009, we expanded our sales into Italy and achieved one of the largest market shares in Italy.  The Italian market grew in 2011, but the growth was halted due to feed-in-tariff cuts and the financial crisis in Europe.  We have also expanded our business presence in newer and emerging solar power markets which include the United States, Australia, India, Israel, China, France and Japan.  These markets have experienced rapid growth due to government incentives and mandates that require electric utility companies to use renewable energy to produce a certain percentage of their power by a future date. We expect to continue to expand our customer base geographically in 2012.

The following table sets forth our total net revenues by geographical region, based on record country of sales, for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
Region	Total Net Revenues	Percent	Total Net Revenues	Percent	Total Net Revenues	Percent
	(in thousands, except for percentages)
Europe
Germany	$286,220	33.9%	$447,316	24.1%	$756,575	36.9%
Italy	166,062	19.6%	409,561	22.0%	262,492	12.8%
Spain	101,849	12.1%	404,131	21.8%	271,071	13.2%
Others	234,021	27.7%	175,115	9.4%	107,396	5.3%
Europe Total	788,152	93.3%	1,436,122	77.3%	1,397,534	68.2%
China	24,435	2.9%	70,782	3.8%	144,739	7.1%
United States	13,238	1.6%	262,300	14.1%	440,299	21.5%
Others	19,311	2.3%	88,485	4.8%	65,330	3.20%
Total	$845,136	100.0%	$1,857,689	100.0%	$2,047,902	100.0%

Cost of Revenues

Our cost of revenues consists primarily of:

•                                          Silicon raw materials.  Our silicon raw materials, which consist of primarily polysilicon, comprise the majority of our cost of revenues. We purchase polysilicon from various suppliers, including silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies.

•                                          Other direct materials. Such materials include direct materials for the production of PV modules such as plastic, metallic pastes, tempered glass, laminate material, connecting systems and aluminum frames.

•                                          Sourcing costs.  We fulfill some of our wafer requirements by sourcing from strategic partners. We will continue to source wafers through long-term supply agreements in order to fill the gap between our PV cell and module manufacturing capacity and our wafer manufacturing capacity.

•                                          Toll manufacturing. Prior to 2008, we entered into toll manufacturing arrangements by providing wafers to toll manufacturers for processing and receiving solar cells from them in return. The toll manufacturing cost is capitalized as inventory, and recorded as a part of our cost of revenues when our finished PV modules are sold. Starting from 2010, we were able to meet nearly all of our solar cell needs with our in-house production capabilities and we discontinued our reliance on toll manufacturers for processing solar cells. In 2009, 2010 and 2011, we fulfilled some of our ingot and wafer requirements by obtaining toll services from our strategic partners.

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

Gross Margin

Our gross margin is affected by changes in our net revenues and cost of revenues. Our gross margins increased from 28.1% in 2009 to 31.5% in 2010 and decreased to 16.2% in 2011. The margin decrease from 2010 to 2011 was primarily due to a decrease in average selling price of our PV modules, offset in part by increased shipping volume and decreased polysilicon and non-polysilicon material prices.  The margin increase from 2009 to 2010 was primarily due to decreases in polysilicon prices and reduced non-silicon manufacturing costs per watt in 2010.  We may continue to face margin compression in the sales of PV modules if the average selling price of our PV modules continues to decline and we are unable to lower our cost of revenues due to our existing, higher priced medium-term and long-term contract. As our PV module business expands, we believe additional economies of scale will help to improve our margins to offset negative market trends.

Operating Expenses

Our operating expenses include selling expenses, general and administrative expenses and research and development expenses.

Selling expenses

Selling expenses consist primarily of provisions for product warranties, outbound freight, employee salaries, pensions, share-based compensation expenses and benefits, travel and other sales and marketing expenses.  In the past, our PV modules were typically sold with a two-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. In 2009, we extended the warranty for defects in materials and workmanship from two years to five years. In 2011, we extended the product workmanship warranty to ten years and began to guarantee that module power output will not decrease by more than approximately 0.7% per year after the initial year of service. We accrue the estimated cost of warranty based on 1% of the revenues generated from PV modules, consistent with the average industry level. Our selling expenses as a percentage of net revenues increased from 3.7% in 2009 to 4.1% in 2010 and 4.9% in 2011 largely due to increased sales efforts, including hiring additional sales personnel, targeting of new markets, establishing representative offices and subsidiaries and additional marketing programs to continue to build our brand.  We expect our selling expenses to increase in the near term consistent with the increase in our revenues.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative personnel, compliance related consulting and professional fees and travel expenses.  Our general and administrative expenses as a percentage of net revenues decreased from 7.7% in 2009 to 3.9% in 2010 due to measures to control our expenses undertaken in 2010 and increased to 7.7% in 2011 due to the establishment of local operations in international markets and allowance for doubtful receivables for certain suppliers and customers. We expect our general and administrative expenses to increase in 2012 as we continue to hire additional personnel to support our growing global operations as we respond to opportunities in new and existing markets.

Research and development expenses

Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel, share-based compensation and prototype and equipment costs relating to the design, development, testing and enhancement of our products and manufacturing process. In 2011, our research efforts focused on high efficiency cell and module technologies and their manufacturing processes.  In 2010, our research efforts focused on further increasing our cell efficiencies and improving the performance of our module. In June 2010, we announced our research agreement with Solar Energy Research Institute of Singapore to develop an all-back-contact high-efficiency silicon wafer solar cell using our monocrystalline wafers. In April 2011, we entered into a three year research agreement with the Australian National University to collaborate to develop high efficiency n-type silicon solar cells with conversion efficiencies of 20% for mass production. In particular, we have invested significantly in research and development of solar cell technology in order to achieve high conversion efficiency rates required for our advanced solar cells and modules, such as our “Honey” cell technology. As of December 31, 2011, we had achieved a conversion efficiency of monocrystalline cells of up to 19.9% and multicrystalline cells of up to 19.6% on a third-party laboratory test. We also designed products with specific applications. We have developed a variety of PV solar power product applications based on our existing monocrystalline and multicrystalline technologies.  These products and solutions include Trinamount mounting solution, a proprietary system to mount PV modules onto residential and commercial rooftops, architecturally-friendly modules of different colors, shapes and sizes, such as black modules, square monocrystalline modules and large-size modules.

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

Share-based Compensation Expenses

We adopted our share incentive plan in July 2006 and a total of 44,893,180 restricted shares and 58,250,405 share options were outstanding as of February 29, 2012.  For a description of the restricted shares and share options granted, including the exercise prices and vesting periods thereof, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” We are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide services to us in exchange for the equity award. For restricted shares granted to our employees, we record share-based compensation expense for the excess of the fair value of the restricted shares at the date of the grant over the purchase price that a grantee must pay to acquire the shares during the period in which the shares may be purchased. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options.

The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses.

	Year Ended December 31,
	2009		2010		2011
	(in thousands, except for percentages)
Cost of revenues	$62	1.4%	$63	1.1%	$58	0.7%
Selling expenses	678	15.9%	484	8.1%	683	8.6%
General and administrative expenses	3,295	77.0%	5,131	86.1%	6,895	86.7%
Research and development	244	5.7%	278	4.7%	322	4.0%
Total share-based compensation expenses	$4,279	100.0%	$5,955	100.0%	$7,958	100.0%

Taxation

We operate mainly in the PRC, Hong Kong, Singapore, Switzerland, United States and Japan. In 2011, we established several entities in various jurisdictions.

The EIT Law, which became effective on January 1, 2008, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy those tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein. In September 2008, Trina China obtained the high and new technology enterprise certificate with a valid term of three years starting from 2008.  Therefore, Trina China was entitled to a preferential income tax rate of 15% in 2008, 2009 and 2010 as maintained its qualification as a “high and new technology enterprise” under the EIT Law.  In 2011, Trina China renewed its high and new technology enterprise certificate effective from 2011 to 2013. Trina Solar (Changzhou) Science and Technology Co., Ltd. also obtained a high and new technology enterprise certificate in 2011 and was therefore entitled to a reduced preferential income tax rate of 15% from 2011 to 2013.

Under the current laws of the Cayman Islands, our company not subject to tax on income or capital gain.

Our wholly-owned subsidiary, Trina Solar (Hong Kong) Enterprise Limited, was subject to Hong Kong profit tax at a rate of 16.5%, 16.5% and 16.5% in 2009, 2010 and 2011, respectively. No Hong Kong profit tax has been provided as our subsidiary has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

Our wholly-owned subsidiary, Trina Solar (Singapore) Pte. Ltd. and Trina Solar Energy Development Pte. Ltd. were subject to Singapore profit tax at a rate of 17% in 2010 and 2011. No Singapore profit tax has been provided as our subsidiaries did not have assessable profit that was earned in or derived from Singapore during the year presented.

Our wholly-owned subsidiary, Trina Solar (Schweiz) AG was subject to Switzerland profit tax at an effective rate of 7.65% in 2011.

Our wholly-owned subsidiaries, Trina Solar (U.S.) Inc., Trina Solar (U.S.) Development LLC and TP-CA-SOUTH LLC were subject to U.S. profit tax at a rate of 40% in 2011.

Our wholly-owned subsidiary, Trina Solar (Japan) Limited was subject to Japan profit tax at a rate of 40% in 2011.

We make an assessment of the level of authority for each of our uncertain tax positions (including the potential application of interests and penalties) based on their technical merits, and have measured the unrecognized benefits associated with such tax positions. As of December 31, 2010, the amount of gross unrecognized tax benefits was $2.3 million. The aforementioned liability is recorded in liability for uncertain tax positions in the consolidated balance sheet. In accordance with our policies, we accrue and classify interest and penalties related to unrecognized tax benefits as a component of our income tax provision. In 2011, the unrecognized tax benefits were settled pursuant to an Advance Pricing Agreement between Trina China and Trina Solar (Schweiz) AG which was approved by the local tax bureau. As of December 31, 2011, the amount of gross unrecognized tax benefits was nil.

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

Revenue Recognition

We recognize revenues for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customer, the sales price is fixed or determinable, and the collectability of the resulting receivable is reasonably assured. Our sales agreements typically contain our customary product warranties but usually do not contain post-shipment obligations or any return or credit provisions. We recognize sales of our PV modules based on the terms of the specific sales contract. Generally, we recognize sales when we have delivered our products to our customers’ designated point of shipment, which may include commercial docks or commercial shipping vessels.

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

We may enter into multiple element arrangements which can include, in addition to PV modules, installation or training, product manuals and materials and limited technical maintenance support. We are not contractually obligated to provide returns or refunds in the event these additional elements are not delivered. To date, these additional elements have been deemed to be inconsequential or perfunctory and we have recognized revenue upon the delivery of the PV modules, the predominant deliverable in the total contract, provided all other revenue recognition criteria have been met. Addition, we accrue the estimated cost of the unperformed obligations.

Revenue recognition for a given solar power project is dependent on the structure of the agreement and our intention on holding the project asset. For all our existing project assets, we have gained control of land or land rights. If we hold the project asset with the intention of developing it for sale, it accounts for the project following the provisions of real estate accounting. Under the provisions of real estate accounting, we recognize revenue and the corresponding costs once the sale is consummated, the buyer’s initial and any continuing investments are adequate, the resulting receivables are not subject to subordination and we have transferred the customary risk and rewards of ownership to the buyer. In general, the sale is consummated upon the execution of an agreement documenting the terms of the sale and a minimum initial payment by the buyer to substantiate the transfer of risk to the buyer. As a result, depending on the value of the initial and continuing payment commitment by the buyer, we generally align the revenue recognition and release of project assets to cost of sale with the receipt of payment from the buyer. If we hold the project developed for use, the project asset is deemed as an operating asset, and the revenue from connection to the grid, as well as any other revenue generated by the solar power project prior to its sale, would be classified as operating revenue for the Company. Once the operating asset is sold to the buyer, the proceeds from the sale of the solar power project would be classified as gain/loss on sale of asset.

Warranty Cost

It is customary in our business and industry to warrant or guarantee the performance of our solar module products at certain levels of power output for extended periods. In the past, our PV modules were typically sold with a two-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of delivery or installation. In 2009, we extended the warranty for materials and product workmanship from two years to five years, and in 2011, we extended the product workmanship warranty to ten years and began to guarantee that module power output will not decrease by more than approximately 0.7% per year after the initial year of service. If a solar module is defective, we will either repair or replace the module at our discretion. Warranty costs primarily consist of replacement costs for parts and materials and labor costs for maintenance personnel.

We maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from our warranties. Due to our limited solar module manufacturing history, we do not have a significant history of warranty claims. Our accrued warranty cost reflects our best estimate of the probability of incurring warranty claims and costs associated with those warranty claims. These significant estimates are determined based on a number of factors, primarily including (1) an ongoing analysis of our actual historical costs incurred in connection with our warranty claims, (2) an assessment of our competitors’ accrual and claim history and (3) analysis of academic research results, available from industry research publications and papers, and other assumptions that we believe to be reasonable under the circumstances. Based on the results of analysis and technical testing, the revision to our warranty policy in June 2011 did not have a material effect on our warranty accrual rate. We acknowledge that such estimates are subjective and we will continue to analyze our claim history and the performance of our products compared to our competitors and future academic research results to determine whether the accrual is appropriate. To the extent that actual warranty costs differ from the estimates, or our expectations of future costs change, we will prospectively revise our accrual rate and/or the accrual balance. Such adjustments could have a material effect on our consolidated results of operations. For example, an increase or decrease of 0.1% accrual rate (i.e., to 1.1% or 0.9%) would have resulted in an in corresponding increase or decrease in warranty expense of $2.0 million for the year ended December 31, 2011.

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

Generally, our actual shipments for a given year are lower than the year-ending annual manufacturing capacity for that year. We believe that there is sufficient evidence that demand for our PV products will increase and, accordingly, we will continue to ramp up our announced manufacturing capacity additions through the first half of 2012. We view under-utilization of our capacity as a potential indicator of impairment, and we will continue to evaluate our capacity utilization in determining whether our assets are recoverable. However, we have effectively utilized most, if not all, of our capacity in the past and have had to outsource some of our production in order to meet demand.

Allowance for Doubtful Accounts

We conduct credit evaluations of customers and generally do not require collateral or other security from them when we grant them credit. We establish an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers like the length of time receivables are passing due, previous loss history and the counterparty’s current ability to fulfill its obligation. However, we maintain a reserve for potential credit losses and such losses have historically been within our expectations. As of December 31, 2011, we had allowance for doubtful receivables of $45.4 million.

With respect to advances to suppliers, our suppliers are primarily suppliers of silicon raw materials. We perform ongoing credit evaluations of our suppliers’ financial conditions.  Some of our suppliers require prepayments and our prepayments are recorded either as advances to suppliers, if they are expected to be utilized within 12 months of each balance sheet date, or as long-term silicon procurement advances, if they represent the portion expected to be utilized after 12 months.  As of December 31, 2011, we provided prepayment provision of $15.6 million due to defaults under the terms of the agreements by certain suppliers.  We generally do not require collateral or security against advances to suppliers.

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

Inventories

We report inventories at the lower of cost or market. We determine cost on a weighted-average basis. These costs include direct material, direct labor, tolling manufacturing costs, and fixed and variable indirect manufacturing costs, including depreciation and amortization, and our outsourced wafers and cells.

We regularly review the cost of inventory against our estimated fair market value and records a lower of cost or market write-down if any inventories have a cost in excess of estimated market value. In addition, we regularly evaluate the quantity and value of our inventory in light of current market conditions and market trends and record write-downs for any quantities in excess of demand and for any product obsolescence. This evaluation considers historic usage, expected demand, market price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. We also write off silicon materials that may not meet our required specifications for inclusion in our manufacturing process. These materials are periodically sold for scrap. To date, the majority of the inventory write-downs were due to the rapid decline in the market price of silicon raw materials. We may not be able to reasonably predict the price trend of silicon raw materials. If the silicon price continues to decrease, we may have to take additional write-downs on inventory in the future. Additionally, market conditions are subject to change and actual consumption of our inventory could differ from forecasted demand. When evaluating expected demand, we largely consider third-party industry forecasts, seasonality fluctuations, customer backlog and regulatory changes. Historically, our estimates of future demand have been materially accurate and, as a result, we were not required to make significant revision to such estimates. Our inventories have a long life cycle and obsolescence has not historically been a significant factor in their valuation.

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

Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In 2009, 2010 and 2011, our deferred tax assets were reduced by a valuation allowance. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

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

We have entered into a series of forward foreign currency exchange contracts with several commercial banks to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with the outstanding accounts receivable. The forward foreign currency exchange contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the derivatives are recognized in the statement of operations. In 2009, we recorded losses in fair value of derivatives related to forward foreign currency exchange contracts of $1.6 million. In 2010, we recorded a gain of $9.5 million and in 2011, we recorded a loss of $11.4 million in fair value of derivatives related to forward foreign currency exchange contracts. These losses and gains are included in the line item “Gain (loss) on change in fair value of derivatives” in the consolidated statements of operations.

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

	Year Ended December 31,
	2009		2010		2011
	(in thousands, except for percentages)
Net revenues	$845,136	100.0%	$1,857,689	100%	$2,047,902	100.0%
Cost of revenues	607,982	71.9%	1,273,328	68.5%	1,715,260	83.8%
Gross profit	237,154	28.1%	584,361	31.5%	332,642	16.2%
Operating expenses:
Selling expenses	30,940	3.7%	75,677	4.1%	100,427	4.9%
General and administrative expenses	65,406	7.7%	72,711	3.9%	157,129	7.7%
Research and development expenses	5,439	0.6%	18,625	1.0%	44,120	2.2%
Total operating expenses	101,785	12.0%	167,013	9.0%	301,676	14.7%

Income from operations	135,369	16.0%	417,348	22.5%	30,966	1.5%
Foreign exchange gain (loss)	9,958	1.2%	(36,156)	(1.9)%	(27,435)	(1.3)%
Interest expense	(27,095)	(3.1)%	(33,952)	(1.8)%	(35,021)	(1.7)%
Interest income	1,667	0.2%	2,590	0.1%	3,056	0.1%
Gain (loss) on change in fair value of derivatives	(1,590)	(0.2)%	9,476	0.5%	(11,393)	(0.6)%
Other income	2,613	0.3%	216	0.0%	9,317	0.5%
Income (loss) before income taxes	120,922	14.5%	359,522	19.4%	(30,510)	(1.5)%
Income tax expense	24,696	2.9%	48,069	2.6%	7,310	0.4%
Net income (loss) from operations	96,226	11.6%	311,453	16.8%	(37,820)	(1.8)%

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Our total net revenues increased by $190.2 million, or 10.2%, from $1,857.7 million in 2010 to $2,047.9 million in 2011, primarily due to increased shipments from 1,057.0 MW in 2010 to 1,511.8 MW in 2011, an increase of 43.1%, offset by a decrease in average selling price of our PV modules.  Our average selling price decreased from $1.75 per watt in 2010 to $1.33 per watt in 2011. The decrease in the average selling price of our PV modules in 2011 was primarily due to changes in government subsidies and economic incentives in many markets, including Germany, our largest market, as well as Italy and Spain, over-supply of solar power products due to increased manufacturing capacity and reduced silicon raw material costs.

Cost of Revenues. Our cost of revenues increased by $442.0 million, or 34.7%, from $1,273.3 million in 2010 to $1,715.3 million in 2011, primarily due to increased production and shipments, offset by decreased prices of polysilicon raw materials.  As a percentage of our total net revenues, our cost of revenues increased from 68.5% to 83.8% during the same periods.

Gross Profit. As a result of the foregoing, our gross profit decreased by $251.8 million, or 43.1%, from $584.4 million in 2010 to $332.6 million in 2011. Our gross margin decreased from 31.5% to 16.2% during the same period, primarily due to the decrease in average selling prices per watt exceeded the decreases in polysilicon purchase prices and non-silicon manufacturing costs per watt in 2011.

Operating Expenses. Our operating expenses increased by $134.7 million, or 80.6%, from $167.0 million in 2010 to $301.7 million in 2011. The increase in operating expenses was due to increases in selling expenses, general and administrative expenses and research and development expenses.  As a percentage of total net revenues, operating expenses increased from 9.0% in 2010 to 14.7% in 2011. Share-based compensation expenses allocated to our selling expenses, general and administrative expenses and research and development expenses in 2011 were $0.7 million, $6.9 million and $0.3 million, respectively, based on the respective departments where such employees worked at the time of the grant.

Selling Expenses. Our selling expenses increased by $24.7 million, or 32.7%, from $75.7 million in 2010 to $100.4 million in 2011, primarily due to increases in salary and overall shipping costs due to greater sales volume as well as our overseas expansion efforts. Selling expenses as a percentage of net revenues increased from 4.1% to 4.9%.

General and Administrative Expenses. Our general and administrative expenses increased by $84.4 million, or 116.1%, from $72.7 million in 2010 to $157.1 million in 2011. The increase in general and administrative expenses was primarily due to increased salaries and benefits and costs related to the development and expansion of our overseas offices, including increasing our sales and marketing team from 90 employees as of December 31, 2010 to 154 by December 31, 2011, as well as allowances for doubtful receivables for certain suppliers and customers. General and administrative expenses as a percentage of net revenues increased from 3.9% to 7.7%.

Research and Development Expenses. Our research and development expenses increased by $25.5 million, or 136.9%, from $18.6 million in 2010 to $44.1 million in 2011, primarily due to increased headcount of our research and development personnel, salaries and investments in research and development projects. Research and development expenses as a percentage of net revenues increased from 1.0% to 2.2%.

Foreign Exchange Gain (Loss). We had a foreign exchange loss of $27.4 million in 2011, compared to a foreign exchange loss of $36.2 million in 2010. The loss was primarily due to the depreciation of the Euro against the U.S. dollar.

Interest Expenses, Net. Our interest expenses, net, increased from $31.4 million in 2010 to $32.0 million in 2011.

Gain (Loss) on the Change in Fair Value of Derivatives. In 2011, we had a loss on the change in fair value of derivatives of $11.4 million, compared to a gain of $9.5 million in 2010, primarily due to foreign currency forward contracts between the Euro and the U.S. dollar used to mitigate the effects of exchange rate volatility. See “—Critical Accounting Policies—Derivative Financial Instruments” for more details.

Income Tax Expenses. Our income tax expenses decreased by $40.8 million, or 84.8%, from $48.1 million in 2010 to $7.3 million in 2011, primarily due to our decreased profitability.

Net Income (Loss). As a result of the foregoing, our net income decreased from $311.5 million in 2010 to a loss of $37.8 million in 2011, representing a decrease of 112.1%. Our net margin decreased from 16.8% in 2010 to negative 1.8% in 2011, primarily due to decreased gross profits and increased operating expenses.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues. Our total net revenues increased by $1,012.6 million, or 119.8%, from $845.1 million in 2009 to $1,857.7 million in 2010, primarily due to increased shipments from 399.0 MW in 2009 to 1,057.0 MW in 2010, an increase of 164.9%, offset by decreased average selling prices. Our average selling price decreased from $2.10 per watt in 2009 to $1.75 per watt in 2010. The decrease in the average selling price of our PV modules in 2010 was primarily due to decreased prices of polysilicon and increased manufacturing capacity.

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

Gain (Loss) on the Change in Fair Value of Derivatives. In 2010, we had a gain on the change in fair value of derivatives of $9.5 million, compared to a loss of $1.6 million in 2009, primarily due to foreign currency forward contracts between the Euro and the U.S. dollar used to mitigate the effects of exchange rate volatility. See “—Critical Accounting Policies—Derivative Financial Instruments” for more details.

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

As of December 31, 2009, 2010 and 2011, we had $406.1 million, $752.7 million and $816.8 million, respectively, in cash and cash equivalents, $72.0 million, $38.0 million and $79.6 million, respectively, in restricted cash and $588.0 million, $596.6 million and $1,037.4 million, respectively, in outstanding borrowings (inclusive of convertible senior notes outstanding of $127.8 million). Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Of the available cash as of December 31, 2011, we plan to allocate approximately $150 million for our high-efficiency “Honey” cell and module capacity expansion project at our East Campus manufacturing facilities and $50 million for other facility and infrastructure improvements. We plan to use the remaining available cash for other capital expenditures, including expenditures for the construction of R&D Laboratory in the PV Park and other capacity expansion on top of the 500 MW capacity expansion project, and for working capital and other day-to-day operating purposes.

Our bank facilities include both short-term and long-term bank borrowings, as well as letter of credit, trade financing and foreign exchange hedging instruments. We had total bank facilities of $1,071.2 million, $1,741.6 million and $2,832.5 million with various banks, of which $542.8 million, $650.9 million and $1,209.7 million had been drawn down and $528.4 million, $1,090.7 million and $1,622.8 million was available, as of December 31, 2009, 2010 and 2011, respectively. Bank borrowings of $450.0 million, $ 458.6 million and $909.6 million had been drawn down as of December 31, 2009, 2010 and 2011, respectively, with $283.2 million, $386.3 million and $540.7 million of available credit remaining as of these dates. Our short-term bank facilities are renewable based on agreement terms. Separately, as of December 31, 2011, we had $127.8 million in principal amount of 4% convertible senior notes outstanding.  For details on our borrowings, please see “—Borrowings.”

In the past, we had significant working capital commitments for purchases of polysilicon. Our prepayments to suppliers were recorded either as advances to suppliers, if they were expected to be utilized within 12 months of each balance sheet date, or as long-term silicon procurement advances, if they represented the portion expected to be utilized after 12 months. As of December 31, 2011, we had long-term silicon and wafer procurement advances of $120.1 million, compared to $93.2 million as of December 31, 2010, due to the requirements stipulated in our long-term silicon supply contracts. We also had the current portion of advances to suppliers of $63.5 million in 2011, a decrease from $81.2 million in 2010. We generally make prepayments without receiving collateral. As a result, our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of these suppliers in the event of their insolvency or bankruptcy. Going forward, we expect our advances to suppliers to decline as the polysilicon supply market further improves, offset by greater volume purchases as we expand our manufacturing capacity.

We also have significant capital expenditures due to the capacity expansion in each segment of our value chain. See“—Capital Expenditures.” We plan to fund part of the capital expenditures for such expansion with additional borrowings from third parties, including banks, and, if any, cash from operations.

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

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Net cash provided by operating activities	$101,150	$263,929	$21,927
Net cash used in investing activities	(156,377)	(102,852)	(402,525)
Net cash provided by financing activities	329,036	186,045	443,446
Effect of exchange rate changes	25	(433)	1,184
Net increase in cash and cash equivalents	273,834	346,690	64,032
Cash and cash equivalents at the beginning of the year	132,224	406,058	752,748
Cash and cash equivalents at the end of the year	$406,058	$752,748	$816,780

Operating Activities

Net cash provided by operating activities amounted to $21.9 million in 2011, compared to net cash provided by operating activities of $263.9 million in 2010. The net cash provided by operating activities in 2011 was primarily due to non-cash adjustments including depreciation of $69.8 million and an increase in accrued expenses and other current liabilities of $67.0 million, offset in part by (i) an increase in inventory of $192.9 million due to our capacity expansion and finished goods held by oversea subsidiaries, (ii) an increase in accounts receivable of $115.8 million due to increased sales and extention of credit terms, (iii) an increase in accounts payable of $221.8 million due to increase in purchases of raw materials as a result of our increased sales and extention of credit terms, and (iv) a decrease in income tax payable of $29.7 million due to that we made payments to PRC tax authorities based upon profits during the first half of 2011 followed by substantial losses during the second half of 2011.

Net cash provided by operating activities amounted to $263.9 million in 2010, compared to net cash provided by operating activities of $101.2 million in 2009. The net cash provided by operating activities in 2010 was primarily due to higher net income offset by (i) an increase in accounts receivable of $94.8 million due to increased sales, (ii) an increase in advances to suppliers of $28.2 million due to increase in prepayments to our polysilicon suppliers to secure polysilicon feedstock, and (iii) an increase in project assets of $33.0 million due to the development of solar power projects in Europe.

Net cash provided by operating activities amounted to $101.2 million in 2009, compared to net cash used by operating activities of $30.9 million in 2008. The net cash provided by operating activities in 2009 was primarily a result of (1) higher net income, (2) an increase in accounts payable of $106.8 million due to longer payment terms we obtained from suppliers as a result of the global economic crisis, and (3) a decrease in long-term silicon procurement and other advances of $24.1 million due to improved supply conditions, offset by (1) an increase in accounts receivable of $195.1 million as we increased our sales as well as longer payment terms resulting from the global economic crisis, (2) an increase in inventory of $18.6 million as our business and capacity expanded and (3) an increase in prepaid expenses and other current assets of $26.2 million due to increases of foreign currency derivatives and deferred tax assets.

Investing Activities

Net cash used in investing activities amounted to $402.5 million in 2011, compared to $102.9 million in 2010. The net cash used in investing activities in 2011 was primarily a result of an increase in property, plant and equipment expenditures of $418.1 million, comprised mainly of purchases of cell production equipment, offset in part by an increased in restricted cash of $41.6 million.

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

Financing Activities

Net cash provided by financing activities amounted to $443.4 million in 2011, which consisted primarily of proceeds of $220.2 million from long-term bank borrowings and net proceeds (net of repayment) of short-term bank borrowings of $230.8 million.

Net cash provided by financing activities amounted to $186.0 million in 2010, which consisted primarily of net proceeds received from our follow-on public offering of $176.3 million completed in March 2010 and proceeds of $117.5 million from long-term bank borrowings, offset by net repayment of short-term bank borrowings of $108.8 million.

Net cash provided by financing activities amounted to $329.0 million in 2009, which consisted primarily of proceeds of $182.5 million from long-term bank borrowings, net proceeds of $141.5 million received from our public offering of shares in August 2009 and net proceeds (net of replayment) from our short-term bank borrowings of $4.2 million.

Restrictions on Cash Dividends

For a discussion on the ability of our subsidiaries to transfer funds to our company, and the impact this has on our ability to meet our cash obligations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ability to make distributions and other payments to our shareholders depends to a significant extent upon the distribution of earnings and other payments made by Trina China,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries and our global income may be subject to PRC tax under the EIT law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC ‘resident enterprise.’”

Borrowings

We had short-term borrowings of $234.3 million, $117.1 million and $303.3 million as of December 31, 2009, 2010 and 2011.  The average interest rate on short term borrowings was 5.14%, 4.04% and 3.65% per annum for the years ended December 31, 2009, 2010 and 2011, respectively. The funds borrowed under the above short-term arrangements have no covenants or restrictions, and are repayable within one year.  We have one short-term loan secured by the plant and machinery of Trina China with a carry value of $46.5 million.

We had current portion of long term borrowings of $33.1 million, $41.6 million and $86.2 million.  We had long-term borrowings of $182.5 million, $300.0 million and $520.2 million of long-term borrowings as of December 31, 2009, 2010 and 2011, respectively. Certain of our long term borrowings contain restrictive covenants, and, except as disclosed below, as of December 31, 2011, we were in compliance with these covenants.

In July 2008, we completed an offering of $138 million of 4% convertible senior notes. The debt issuance costs of $11.7 million are being amortized over the life of the convertible senior notes using the interest method. Holders of our convertible senior notes may require us to repurchase all or a portion of the notes upon the occurrence of certain change in control events. The notes are convertible at any time prior to maturity, which is on July 15, 2013, unless previously redeemed at the option of the holders into our ADSs at a conversion price of $16.94 per ADS, subject to certain adjustments. We used the net proceeds received from the offering to expand our manufacturing lines for the production of silicon ingots, wafers, solar cells and PV modules, to purchase raw materials and other general corporate purposes. In connection with the senior convertible senior notes offering, we also offered 4,073,194 ADSs in an ADS borrowing facility. The ADS borrower will be required to return the borrowed ADSs by the scheduled maturity date of the notes in July 2013. In July 2011 and in accordance with the terms of the convertible senior notes, we tendered a put right purchase offer to our holders of convertible senior notes, and after this purchase, $137,680,000 principal amount of the convertible senior notes remained outstanding.  In December 2011, we repurchased a portion of the convertible senior notes with an aggregate principle amount of $9,924,000, which resulted in a gain of $2,341,290. After the repurchase, $127,756,000 principal amount of the convertible senior notes remains outstanding.

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

In September 2009, Trina China entered into a five-year credit facility of approximately $322.0 million, consisting of RMB1,524.6 million Renminbi denominated loan and $80.0 million U.S. dollar denominated loan, with a syndicate of five PRC banks led by the Agricultural Bank of China and Bank of China. Approximately $285.1 million of the facility are designated solely for the expansion of our production capacity, with the remaining to be used to supplement working capital requirements once the capacity expansion is completed. The facility can be drawn down either in Renminbi or U.S. dollars. As of December 31, 2011, we had drawn down approximately $254.0 million under the facility. The remaining facility to supplement working capital requirements can only be drawn on or after the date of completion of capacity expansion. The weighted average interest rate for borrowings under the facility was 6.5% for the year ended December 31, 2011. Interest is payable quarterly or biannually in arrears for loans denominated in Renminbi and U.S. dollars, respectively. Interest rate applied for Renminbi-denominated borrowings is the same interest rate stipulated by Chinese central bank plus 10%. U.S.-dollar denominated borrowings are subject to the six-month London Interbank Offered Rate plus 3%. The facility is guaranteed by Trina and collateralized by the property, plant and equipment of the project and the related land-use right. For purposes of the expansion, we are required to match draw-downs from the facility with an equal amount of cash from sources other than the facility. The terms of facility also contain financial covenants which, among other things, require that specified a debt to total assets ratio, net profit ratio and income to interest ratio be maintained. As of December 31, 2011, Trina China had violated the income to interest ratio covenants. Trina China obtained a waiver letter from Agricultural Bank of China, the leading bank in the syndicated loan, on February 8, 2012, to waive the covenants for the whole facility period.

In January 2010, Trina Solar (Luxembourg) S.à.r.l., or Trina Luxembourg, one of our wholly-owned subsidiaries, entered into a 15-year credit facility with China Development Bank under which Trina Luxembourg can draw down up to €100 million within one year commencing in March 2010. As of December 31, 2011, we had drawn down approximately €41.3 million ($53.4 million) under the facility. The remaining facility expired on March 14, 2011. The interest rate for borrowings drawn under this facility is the six-month Euro Interbank Offered Rate plus 3%. The repayment of the credit facility is guaranteed by Trina China. Trina Luxembourg can only use the proceeds of a draw down to finance its business activities associated with certain downstream projects in Europe. We are required to match draws under this facility with construction of solar plants.

On May 17, 2011, Trina China and The Export-Import Bank of China entered into a three year credit facility for $40.0 million, which is designated solely for capital expenditure purposes. As of December 31, 2011, we had drawn down $14.0 million and had $26.0 million available. The facility is guaranteed by Trina Solar Limited. The facility contains a specific debt payment coverage ratio covenant.

On June 29, 2011, Trina China and China Development Bank entered into three year credit facility for $180.0 million, which is designated for working capital. As of December 31, 2011, we had drawn $180.0 million. The facility contains certain financial covenants which require that a specified current ratio, quick ratio, debt to asset ratio, debt payment coverage ratio, interest coverage ratio, contingent liability ratio, current assets turnover and accounts payable turnover be maintained.

On December 7, 2011, Trina Solar (Changzhou) Science and Technology Co., Ltd. and Standard Chartered Bank (Hong Kong) Limited entered into a three year structured term loan facility for $100.0 million, which may be drawn down in single or multiple tranches within the first 12 months either in Hong Kong dollar or U.S. dollar. Each tranche is for a term of up to three year from the initial drawdown date, and may be extended for up to another two years at the option of the borrower. The facility is designated solely for the East Campus project, which is expected to add approximately 500 MW of cell and module capacity and feature our high-efficiency Honey cell technology. As of December 31, 2011, we had drawn down all $100.0 million. The facility is guaranteed by Trina and the property, plant and equipment for which the facility will be used to construct. The facility contains certain financial covenants that require that we maintain specified gearing, tangible assets to net value and EBITDA to interest ratios. According to the contract, the EBITDA to interest ratios is not applicable for the year ended December 31, 2011.

On December 23, 2011, Trina China and Agriculture Bank of China entered into a 36-month credit facility for RMB30.0 million ($4.8 million), which is designated solely for square crystal silicon heterojunction solar battery research, development and production. As of December 31, 2011, the Company had drawn down the full RMB30.0 million ($4.8 million). The facility is secured by the land use right of valued at $8.4 million.

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

Capital Expenditures

We had capital expenditures of $136.5 million, $148.8 million and $418.2 million in 2009, 2010 and 2011, respectively. Our capital expenditures were used primarily for purchases of equipment and facilities for the production of ingots, wafers, cells and modules. We expect our capital expenditures to increase in the future as we expand our solar module business. We estimate that our capital expenditures in 2012 will be approximately $200 million for manufacturing capacity expansion. As of December 31, 2011, we had an annual manufacturing capacity of ingots and wafers of approximately 1,200 MW and cells and modules of approximately 1,900 MW. We plan to increase our annual manufacturing capacity of cells and modules to approximately 2,400 MW by the end of the second quarter of 2012. The specific increase will be based on market visibility in both customer demand and the commercial lending environment to finance PV system installations in our respective sales markets. We are implementing a strategy to focus on preserving cash, which includes reducing costs and reviewing and taking a prudent approach to our capital expansion plan. Accordingly, we cannot assure you that we will not revise our capacity expansion plan after we finalize our review.

Contingencies

In October 2011, a trade action was filed with U.S. governmental agencies in Washington, DC, alleging that imports of crystalline silicon photovoltaic cells and modules from China were sold at less than fair value and unfairly subsidized in violation of U.S. antidumping and countervailing duty laws. We were identified as one of several Chinese exporters of these products to the U.S. market and our U.S. affiliate as one of the U.S. importers. Violations of these laws can result in the retroactive imposition of significant additional duties on imports of these products from China. We have recorded an accrual of $3.3 million as of December 31, 2011, related to the countervailing duty allegations currently under investigation by the U.S. Department of Commerce.  On March 20, 2012, the U.S. Department of Commerce preliminary determination stipulated a Company-specific rate of 4.73%, which may be applied retroactively 90 days from March 26, 2012 (Federal Register notice date).  It is reasonably possible that we could be assessed penalties in excess of this amount; however, it is unable to reliably estimate the range of this additional exposure.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The ASU is the result of joint efforts by the FASB and International Accounting Standard Board (“IASB”) to develop a single, converged fair value framework—that is, converged guidance on how (not when) to measure fair value and on what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820, Fair Value Measurement’s, existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and International Financial Reporting Standards (“IFRSs”). However, some could change how the fair value measurement guidance in Accounting Standards Codification (“ASC”) 820 is applied. The ASU is effective for interim and annual periods beginning after December 15, 2011, for public entities. We do not believe that the adoption of this ASU will have a material effect on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income. The ASU revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, Comprehensive Income, and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This ASU defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income (“AOCI”) in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 for public entities.  We do not believe that adoption of these ASUs will have a material effect on its consolidated financial statements.

On December 16, 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which contains new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements that are prepared under US GAAP more comparable to those prepared under IFRSs. To facilitate comparison between financial statements prepared under US GAAP and IFRSs, the new disclosures will give financial statement users information about both gross and net exposures. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein; retrospective application is required. We do not believe that the adoption of this ASU will have a material effect on its consolidated financial statements.

C.            Research and Development, Patents and Licenses, etc.

We focus our research and development efforts towards improving our ingot, wafer, solar cell and solar module manufacturing capabilities. We seek to reduce manufacturing costs and improve the performance of our products. As of December 31, 2011, we had a total of 560 employees involved in our research and development activities. Among them, 83 employees are under our technology development department and are dedicated to research and development. We also have a team of 477 employees under our engineering department and responsible for manufacturing technology development and further fine-tuning our production processes.

Our research and development department is divided into teams responsible for research in each stage of the solar power product value chain, such as ingot, wafer, solar cell and module production and system integration. We also have a technology committee, which meets regularly to review current development progress and identify new research and development areas. Our technology committee is led by our senior management and comprised of both our employees and external solar energy experts.

Our research and development efforts will be further enhanced by R&D Laboratory in the PV Park, a research and development center that focuses on developing PV technologies, including utilization of alternative materials, increasing cell conversion efficiencies and conducting assembly and system research, and to conduct technology exchanges with PV experts from world leading companies, research institutes and emerging technology companies. Our R&D Laboratory is currently under construction, and we expect construction to be completed by the end of the first quarter of 2012. We have also formed a world-class academic committee dedicated to creating a technology platform for the development of PV technologies. We are one of the two solar companies in China commissioned by the PRC government to establish and operate research and development centers.

Our research efforts are currently focused on four main product areas, namely ingots, wafers, solar cells and PV modules. We focus on improving cell efficiency and reducing our production costs by enhancing manufacturing yields, which enable us to deliver higher-efficiency products at a lower cost. Our research and development efforts range from leveraging on declining raw material costs to optimize silicon feedstock mix to enhancing the quality of our solar wafers and refining ingot growing and wafer slicing processes. In the fourth quarter of 2011, our average silicon usage was approximately 5.8 grams per watt, compared to approximately 5.9 and 6.0 grams per watt in the fourth quarters of 2010 and 2009, respectively.

Currently, we slice monocrystalline and multicrystalline wafers to approximately 180 micron thickness, while maintaining a low breakage rate.

For the assembly of modules, our research and development team works closely with our manufacturing team and customers to improve our solar module and system designs. We have designed products with specific applications. We have developed a variety of PV solar power product applications based on our existing monocrystalline and multicrystalline technologies. These products include architecturally-friendly modules of different colors, shapes and sizes, such as black modules and large-size modules. In April 2010, we announced our new utility-scale TSM-PC14 solar module, our most powerful module to date with expected power output targets ranging from 265 W to 295 W. In July 2011, we began shipping Trinamount mounting solution, a proprietary system to mount PV modules onto residential and commercial rooftops.

We have invested significantly in research and development of solar cell technology in order to achieve high conversion efficiency rates required for our advanced solar cells and modules. We achieved conversion efficiencies of up to 19.9% in monocrystalline solar cells and 19.6% in multicrystalline solar cells in 2011 on a third party laboratory test, and plan to increase the efficiencies to up to 21.0% and 20.0%, respectively, by the end of 2012. In June 2010, we announced our research agreement with Solar Energy Research Institute of Singapore to develop an all-back-contact high-efficiency silicon wafer solar cell using our monocrystalline wafers. We have a team of 29 employees dedicated to the development and implementation of this process technology. We also plan to make additional efforts to realize the technical and cost synergies of having in-house vertically integrated manufacturing capabilities. Further, in April 2011, we entered into a three year research agreement with the Australian National University to collaborate to develop high efficiency n-type silicon solar cells with conversion efficiencies of 20% for mass production.

In each of the three years ended December 31, 2009, 2010 and 2011, our research and development expenditures were $5.4 million, $18.6 million and $44.1 million, respectively, representing 0.6%, 1.0% and 2.2% of our total revenues for those periods. We will continue to expand and promote innovation in our process technologies of manufacturing ingots, wafers, cells and PV modules. Accordingly, we expect our research and development expenses to increase as we hire additional research and development personnel and advance our research and development projects.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.             Off-Balance Sheet Arrangements

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

F.             Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term borrowings(1)	$668,064	$113,869	$528,892	$18,335	$6,968
Purchase obligations(2)	$14,519,387	$497,450	$3,055,832	$3,749,398	$7,216,707
Convertible senior notes(3)	$137,976	$5,110	$132,866	—	—
Total	$15,325,427	$616,429	$3,717,590	$3,767,733	$7,223,675

(1)               Includes interests that are derived using an average rate of 4.9% per annum for long-term borrowings.

(2)               Consists of raw material and equipment purchase commitments and operating lease commitments.

(3)               Includes interests that are derived using the coupon rate of 4% per annum for convertible senior notes. The convertible senior notes will mature on July 15, 2013.

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

Item 6.                                                           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                   Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jifan Gao	47	Chairman and Chief Executive Officer
Liping Qiu	47	Independent Director
Jerome Corcoran	62	Independent Director
Qian Zhao	43	Independent Director
Yeung Kwok On	50	Independent Director
Terry Wang	52	Chief Financial Officer
Mark Kingsley	45	Chief Commercial Officer
Yang Shao	46	Chief Human Resources Officer
Benjamin Hill	41	Vice President of Sales and Marketing (Europe)
Qiang Huang	38	Senior Vice President of Technology
Chen Chung Yu	46	Senior Vice President of Operations
Zhiguo Zhu	49	Senior Vice President of Finance

Directors

Mr. Jifan Gao founded our company in 1998. He has been our chairman and chief executive officer since January 1998. From August 2001 to October 2006, Mr. Gao served as the chairman of Changzhou Tianhe Investment Co., Ltd., a Chinese company that invests in new energy technologies, and he served as the chairman of Changzhou Tianhe New Energy Institute Co., Ltd., a Chinese company that is engaged in R&D and consulting services for new energy technologies, from May 2003 to October 2006. Mr. Gao also served as the vice chairman of Changzhou Minsheng Financing Guarantee Co., Ltd, a Chinese company that provides guarantee, investment and consulting services, from June 2004 to October 2006. Prior to founding our company, Mr. Gao was the founder and the head of Wujin Xiehe Fine Chemical Factory, a Chinese company that manufactures detergents for metal surfaces, from 1992 through 1997. From 1989 to 1992, Mr. Gao was one of the co-founders and the head of Guangdong Shunde Fuyou Detergent Factory. Mr. Gao currently serves as the executive member of the China Renewable Energy Society and as the standing vice chairman of the China New Energy Chamber of Commerce of the All-China Federation of Industry and Commerce. Mr. Gao is also an executive member of China Photovoltaic Society. Mr. Gao has published and presented several articles and papers in solar power related magazines and conferences. Mr. Gao received his master’s degree in physical chemistry from Jilin University in 1988 and his bachelor’s degree in chemistry from Nanjing University in 1985.

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

Mr. Jerome Corcoran has been an independent director of our company since December 2006. From 1995 to 1998, Mr. Corcoran was a managing director at Merrill Lynch’s China Private Equity Group in Beijing, China. From 1989 to 1994, Mr. Corcoran served as a managing director and the head of international investment banking of Merrill Lynch in New York and London. Mr. Corcoran retired from his investment banking career in 1998 and has been managing his personal wealth since his retirement. Mr. Corcoran received his bachelor’s degree in political philosophy from Loyola University in 1971 and his MBA degree from St John’s University in 1974.

Mr. Qian Zhao has been an independent director of our company since May 2007. Mr. Zhao is the president of Camelot Information System Inc. and a founding partner of CXC China Sustainable Growth Fund, a private equity fund that makes investments in China-based companies. He is also a managing director of CXC Capital, Inc., which is the management company of CXC China Sustainable Growth Fund. Mr. Zhao co-founded Haiwen & Partners, a preeminent China corporate finance law firm in Beijing, and was a senior partner of the law firm. He worked in Sullivan & Cromwell LLP’s New York office from 1996 to 2000, and Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates’ Beijing office from 2000 to 2003. He is admitted to practice law in both China and New York. Mr. Zhao received his J.D. degree from New York University School of Law in 1998 and his LL.B from University of International Business & Economics, Beijing in 1990. Mr. Zhao has also served on the board of SouFun Holdings Limited since 2010 and on the board of Camelot Information System Inc. since October 2011.

Dr. Yeung Kwok On has been an independent director of our company since August 2010. Dr. Yeung is the Philips Chair Professor of Human Resource Management and Director of the Centre of Organization and People Excellence at China Europe International Business School. He was the founding director of CEO Learning Consortium, a learning platform where CEOs from more than 30 leading firms in China joined together to share the best practices on issues critical to business growth and success in China. Between January 1999 and June 2002, Dr. Yeung served as chief learning officer and chief human resources officer of Acer Group. Dr. Yeung currently serves as a member of the board of directors at Kingdee International Software Group and SITC, both of which are listed on the Hong Kong Stock Exchange, and as an independent director of two private companies. He was also elected as ex-officio board member for Human Resource Planning Society, the leading association for senior human resources executives in the United States. Dr. Yeung also teaches regularly in executive programs in association with Harvard, INSEAD, and The University of Michigan. Dr. Yeung received his bachelor’s and master’s degrees in management from the University of Hong Kong and Ph.D. in human resource management from the University of Michigan.

Executive Officers

Mr. Terry Wang has been our chief financial officer since June 2008. He served as our senior vice president of finance from January 2008 to June 2008. Mr. Wang has 20 years of extensive experience in international financial operations and management in technology and manufacturing industries. Prior to joining us, Mr. Wang served as the executive vice president of finance of Spreadtrum Communications, Inc., a wireless and fabless semiconductor company listed on NASDAQ, from 2004 to 2007. Before that, Mr. Wang served as CFO of a silicon valley-based technology company and controller at one of the largest NASDAQ-listed semiconductor assembly and testing companies.  Since April 2011, Mr. Wang has also served as independent director and audit committee chairman for 21Vianet.com, a NASDAQ-listed Internet data center services provider in China. Mr. Wang is a Certified Management Accountant and is Certified in Financial Management as well as an MBA in Finance from the University of Wisconsin.

Mr. Mark Kingsley has been our chief commercial officer since May 2011.  Mr. Kingsley has more than 20 years of extensive global business operations and marketing experience from some of the world’s largest technology firms. Prior to joining us, he served as a senior vice president and head of ABB Robotics’ business unit based in Zurich. Before that, he was the chief marketing officer at GE Sensing & Inspection Technologies and a member of GE’s corporate marketing council. Mr. Kingsley received his bachelor’s degree in science from St. Lawrence University in Canton, New York, in 1988.

Ms. Yang Shao has been our chief human resources officer since September 2010. Ms. Shao has more than 18 years of global experience in Fortune 500 companies and expertise in key human resources areas, including corporate and international recruitment, performance management and organization development. Prior to joining us, Ms. Shao worked at Colgate-Palmolive (New York) in various roles, including the position of global employee relations & engagement director, from 2002 to 2010. Prior to joining Colgate-Palmolive, Ms. Shao worked at Bristol-Myers Squibb from 2001 to 2002 and The Dun & Bradstreet Corporation from 1993 to 2001, serving roles relating to human resources, marketing and business development. Ms. Shao received a doctorate degree in social and organizational psychology from Rutgers University in 1995 and received an Executive Education in Marketing Management at the Graduate School of Business of Columbia University in New York in 2000.

Mr. Benjamin Hill joined us as a director sales and marketing (Europe) in April 2009 and has been our vice president of sales and marketing (Europe) since September 2009. Prior to joining us, he worked with BP Solar for over ten years, serving as a sales director of Europe, Africa and the Middle East from September 1998 to January 2003, a regional director of North Europe from January 2003 to November 2005, a European sales director from November 2005 to July 2007 and a general manager (Performance Unit Leader South Europe) from July 2007 to April 2009. From August 1986 to August 1998, he worked with Hiltec Solar Ltd., Nestec Ltd. and Sollatek Ltd. (UK). Mr. Hill has 25 years of experience in managing business development in the PV industry.

Dr. Qiang Huang has been our vice president of technology since October 2008 and was appointed our senior vice president of technology in December 2011. Dr. Huang served as our director of manufacturing engineering from May 2007 to July 2008. Prior to joining us, he served as senior manager of device integration of ST Microelectronics in Singapore from September 2006 to April 2007. From July 2004 to September 2006, he served as the thin-film module manager in X-Fab Sarawak in Malaysia. From April 2001 to July 2004, he served as a senior engineer, and then the acting engineering manager in System-on-Silicon Manufacturing Co. Ltd. Dr. Huang received a Ph.D degree in physics specializing in thin-film technology from National University of Singapore in Singapore in 2002 and a master’s degree in electronics materials and devices from Huazhong University of Science and Technology (HUST) in China in 1998.

Mr. Chen Chung Yu has been our senior vice president of operations since July 2010, before which he had served as our vice president of manufacturing since May 2007. Prior to joining us, he was the managing director of Wuxi Lite-On Technology Ltd., an LED company in China, from June 2006 to May 2007. From April 2005 to June 2006, he served as a director of manufacturing at 1st Silicon Sdn. Bhd, a semiconductor wafer foundry company in Malaysia. From September 1991 to March 2005, he worked at Macronix International Ltd., a semiconductor integrated device manufacturer in Taiwan as a department manager in the operation/business management center. Mr. Yu received his master’s degree in industrial engineering and management from National Chiao Tung University in Taiwan in 2003 and his bachelor’s degree in chemical engineering from Tunghai University in Taiwan in 1989.

Mr. Zhiguo Zhu has been our senior vice president of finance and sales and operations group since January 2012.  Mr. Zhu served as our vice president of finance from February 2011 to December 2011. He has over 20 years of professional experience in finance and general management with leading global and Chinese companies. Prior to joining us, Mr. Zhu was the global finance operation controller and internal control and audit director and chief financial officer at Haier Group from June 2009 to January 2011.  From May 2004 to June 2009, he worked at Lucent Technologies, including serving as a regional chief financial officer and vice president of Lucent Technologies (China) and a chief financial officer of Lucent Technologies (Qingdao) from 2008 to 2009. He also worked at China Track Group from 2002 to 2004 as finance controller and deputy general manager. From 1996 to 2002, Mr. Zhu worked for Howden Power and Howden Hua Engineering Company as financial controller and acting general manager. Mr. Zhu received a bachelor’s degree in engineering from Tsinghua University in 1984, a master’s degree from University of Shanghai Science and Technology in 1987 and an MBA from Imperial College London in 1995.

B.            Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2011, the aggregate cash compensation that we paid to directors and executive officers was $3.9 million. Our executive officers may be entitled to severance benefits upon termination of his or her employment depending on the reason for the termination. If the termination is without cause, then the executive director is entitled to a certain amount of severance. Our directors and executive officers have also been paid pursuant to the share incentive plan in the form of restricted shares and share options.

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

Restricted Shares

As of February 29, 2012, our directors, officers, employees and consultants held an aggregate of 44,893,180 restricted shares in our company. The following paragraphs describe the principal terms of our restricted shares.

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

The following table summarizes, as of February 29, 2012, the outstanding restricted shares held by our directors and executive officers and other individuals as a group pursuant to the share incentive plan.

Directors and Executive Officers	Restricted Shares Held	Purchase Price ($ per share)	Date of Grant	End of Vesting Period

Jifan Gao	*	0.00001	April 11, 2008 May 14, 2009 May 19, 2010 January 1, 2011 May 13, 2011	April 11, 2013 May 14, 2014 May 19, 2015 January 1, 2011 May 13, 2016

Jerome Corcoran	*	0.00001	January 1, 2007 October 1, 2007 January 1, 2010	January 1, 2010 January 1, 2010 January 1, 2013

Liping Qiu	*	0.00001	July 24, 2006 July 7, 2008	July 24, 2009 July 7, 2011

Qian Zhao	*	0.00001	October 1, 2007 May 18, 2010	May 18, 2010 May 18, 2013

Yeung Kwok On	*	0.00001	August 6, 2010	August 6, 2013

Terry Wang	*	0.00001	January 28, 2008 May 14, 2009 February 26, 2010 May 19, 2010 January 1, 2011 May 13, 2011	January 28, 2013 May 14, 2014 January 1, 2011 May 19, 2015 January 1, 2011 May 13, 2016

Mark Kingsley	*	0.00001	May 1, 2011	May 1, 2016

Yang Shao	*	0.00001	September 15, 2010 May 13, 2011	September 15, 2015 May 13, 2016

Benjamin Hill	*	0.00001	May 1, 2009 May 19, 2010 May 13, 2011	May 1, 2014 May 19, 2015 May 13, 2016

Qiang Huang	*	0.00001	November 1, 2008 May 14, 2009 May 19, 2010 May 13, 2011	November 1, 2013 May 14, 2014 May 19, 2015 May 13, 2016

Chen Chung Yu	*	0.00001	August 15, 2007 April 11, 2008 May 14, 2009 October 1, 2009 May 19, 2010 January 1, 2011 May 13, 2011	August 15, 2012 April 11, 2013 May 14, 2014 October 1, 2012 May 19, 2015 January 1, 2011 May 13, 2016

Zhiguo Zhu	*	0.00001	February 14, 2011	February 14, 2016

Directors and executive officers as a group	17,359,677

Other individuals as a group	27,533,503	0.00001	July 24, 2006 to May 13, 2011	July 24, 2011 to May 13, 2016

*                      Less than 1% of total outstanding ordinary shares.

Share Options

As of February 29, 2012, our directors, officers, employees and consultants held an aggregate of 58,250,405 options in our Company. The following paragraphs describe the principal terms of our options.

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

Option Exercise. Once vested, the options may be exercised, in whole or in part, at any time prior to the either the third or the fifth anniversary of the grant date, depending upon the terms of the grant.

Termination of Options. Options that were vested before the recipient’s termination of service with us, or the recipient’s disability or death, will terminate to the extent not exercised or purchased on the last day of a specified period or the last day of the original term of the options, whichever occurs first. If the recipient’s termination of service with us is by reason of cause, the options will terminate concurrently with the termination of service with us.

The following table summarizes, as of February 29, 2012, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan.

Directors and Executive Officers	Ordinary Shares Underlying Outstanding Options	Exercise Price ($ per ADS)	Date of Grant	Final Expiration Date

Jifan Gao	*	16.275 7.42 22.89 27.29	April 11, 2008 May 14, 2009 May 19, 2010 May 13, 2011	April 11, 2013 May 14, 2014 May 19, 2015 May 13, 2016

Jerome Corcoran	—	—	—	—

Liping Qiu	—	—	—	—

Qian Zhao	—	—	—	—

Yeung Kwok On	—	—	—	—

Terry Wang	*	21.71 7.42 22.89 27.29	January 28, 2008 May 14, 2009 May 19, 2010 May 13, 2011	January 28, 2013 May 14, 2014 May 19, 2015 May 13, 2016

Mark Kingsley	—	—	—	—

Yang Shao	*	27.29	May 13, 2011	May 13, 2016

Benjamin Hill	*	22.89 27.29	May 19, 2010 May 13, 2011	May 19, 2015 May 13, 2016

Directors and Executive Officers	Ordinary Shares Underlying Outstanding Options	Exercise Price ($ per ADS)	Date of Grant	Final Expiration Date

Qiang Huang	*	7.42 22.89 27.29	May 14, 2009 May 19, 2010 May 13, 2011	May 14, 2014 May 19, 2015 May 13, 2016

Chen Chung Yu	*	16.275 7.42 22.89 27.29	April 11, 2008 May 14, 2009 May 19, 2010 May 13, 2011	April 11, 2013 May 14, 2014 May 19, 2015 May 13, 2016

Zhiguo Zhu	—	—	—	—

Directors and executive officers as a group	21,697,175

Other individuals as a group	36,553,230		May 14, 2009 to May 13, 2011	May 14, 2014 to May 13, 2016

*                      Less than 1% of total outstanding ordinary shares.

C.            Board Practices

Board of Directors

Our board of directors consists of five directors. Our directors are elected by the holders of our ordinary shares. At each annual general meeting, one-third of our directors are subject to re-election. The directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and does not offer himself for re-election. Any other directors to retire will be those of the other directors who are longest in office since their last re-election or appointment, or by lot should they be of the same seniority. Our directors have the power to appoint a director to fill a vacancy on our board or as an addition to the existing board. Any director so appointed shall hold office only until the next following annual general meeting and shall then be eligible for re-election. In September 2011, Mr. Junfeng Li (who resigned from our board of directors effective January 4, 2012) and Mr. Liping Qiu were re-elected as directors by our shareholders during the annual general meeting. A director may be removed by ordinary resolution passed by our shareholders before the expiration of such director’s term. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or pledged as security for any obligation of our company or of any third party.

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee and a corporate governance and nominating committee. We have adopted a charter for each of the three committees.

Audit Committee

Our audit committee consists of Mr. Jerome Corcoran, Mr. Liping Qiu and Mr. Qian Zhao.  Mr. Corcoran, Mr. Qiu and Mr. Zhao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Mr. Corcoran qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2011, our audit committee met four times.

Compensation Committee

Our compensation committee consists of Mr. Jerome Corcoran, Dr. Yeung Kwok On and Mr. Qian Zhao. Mr. Corcoran, Mr. Yeung and Mr. Zhao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                                          reviewing and recommending to the board the compensation of our directors; and

•                                          reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In 2011, our compensation committee held one meeting.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Mr. Jerome Corcoran, Dr. Yeung Kwok On and Mr. Qian Zhao. Mr. Corcoran, Mr. Yeung and Mr. Zhao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2011, our corporate governance and nominating committee held one meeting.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder in our name may have the right to seek damages if a duty owed by our directors is breached.

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

D.            Employees

We had 7,891, 12,863 and 14,386 employees as of December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, we had 14,365 full-time employees, including 12,436 in manufacturing, 560 in research and development, 154 in sales and marketing and 1,215 in administration.

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities. We plan to hire additional employees as we expand.

E.            Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of February 29, 2012 by:

•                                          each of our directors and executive officers; and

•                                          each person known to us to own beneficially more than 5% of our shares.

Ordinary Shares Beneficially Owned (1)(2)%
Directors and Executive Officers:
Jifan Gao(3)	254,921,537	6.3%
Liping Qiu	*	*
Jerome Corcoran	*	*
Qian Zhao	*	*
Yeung Kwok On	*	*
Terry Wang	*	*
Mark Kingsley	*	*
Yang Shao	*	*
Benjamin Hill	*	*
Qiang Huang	*	*
Cheng Chung Yu	*	*
Zhiguo Zhu	*	*
All Directors and Executive Officers as a Group(4)	267,906,879	6.6%

Principal Shareholders:
Wonder World Limited(5)	242,587,083	6.0%

*                                         The person beneficially owns less than 1% of our outstanding ordinary shares.

(1)                                 Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)                                The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 4,068,260,681 ordinary shares, being the number of shares outstanding as of February 29, 2012.

(3)                                 Includes 4,098,685 ordinary shares issuable upon the exercise of options exercisable within 60 days of the date of this annual report, 242,587,083 ordinary shares held by Wonder World Limited, a Cayman Islands company wholly owned by The Gao Trust, of which Mr. Gao is the settler and the sole member of the management committee, 4,567,891 ordinary shares held by Ms. Chunyan Wu, Mr. Gao’s wife, 750,784 ordinary shares issuable upon the exercise of options held by Ms. Wu exercisable within 60 days of this annual report and 240,159 restricted shares held by Ms. Wu. Mr. Gao’s business address is No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

(4)                                 The business address of directors and officers is No. 2, Tian He Road, Electronics Park, New District, Changzhou Jiangsu 213031, People’s Republic of China.

(5)                                 Wonder World Limited is a company incorporated in the Cayman Islands and wholly owned by The Gao Trust. The management committee of The Gao Trust consists of the settler, Mr. Jifan Gao. The trustee of The Gao Trust is Merrill Lynch Bank and Trust Company (Cayman) Limited. Mr. Gao’s business address is No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

As of February 29, 2012, 4,068,260,681 of our ordinary shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that 3,668,069,850 ordinary shares, or approximately 90.2% of our issued and outstanding shares, were held by the record shareholders in the United States, represented by 73,361,397 ADSs held of record by The Bank of New York Mellon, the depositary of our ADS program.

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

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Transactions with Certain Directors, Shareholders and Affiliates

Loans and Guarantees

We had in the past entered into short-term loans with domestic banks, some of which were guaranteed by related parties, but all of which have been fully repaid. In addition, we had some borrowings guaranteed by Mr. Jifan Gao and Ms. Chunyan Wu in 2009 and 2010, after which such guarantees were cancelled in 2011 as they were no longer required.

Purchase Contract

In 2009, 2010 and 2011 Trina China purchased polysilicon and wafers for a total price of $5.4 million, $10.6 million and $26.5 million, respectively, from Changzhou Youze S&T Co., Ltd., a company controlled by Mr. Weizhong Wu, the brother of Ms. Chunyan Wu. The transactions were approved by the audit committee.

In 2010 and 2011, Trina China purchased equipment maintenance services for a total price of $1.7 million and $2.0 million, respectively, from Changzhou Junhe Mechanical Co., Ltd., a company controlled by the brother-in-law of Mr. Jifan Gao. The transaction was approved by our audit committee.

In 2010, Trina China provided PV technical consulting services for a total price of $0.5 million to Shanghai Zhenhe New Energy S&T Development Co., Ltd., a company in which Trina China holds a 20% interest. The transactions were approved by the audit committee. In 2011, we received a dividend of $0.1 million from Shanghai Zhenhe New Energy S&T Development Co., Ltd.

Amounts due to related parties were nil, $0.7 million and $6.7 million as of December 31, 2009, 2010 and 2011, respectively, include amounts payable to Changzhou Youze S&T Co., Ltd. and Changzhou Junhe Mechanical Co., Ltd. controlled by Mr. Weizhong Wu and Mr. Weifeng Wu, respectively, the brothers of Ms. Chunyan Wu, for the purchase of wafers by Trina China.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Share Incentive Plan

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

Legal and Administrative Proceedings

In June 2010, we received a notice of arbitration from Targray CZR s.r.o. in relation to a contract dated August 26, 2008 for the sale of polysilicon raw materials, alleging that the quality of products we supplied to Targray did not meet contracted specifications and claiming $4.1 million in refunds and damages. The arbitration hearing was held at the Singapore International Arbitration Centre in October and November 2011. Both parties have filed their respective closing submissions and Targray responded to our closing submission in February 2012.  A decision from the arbitral tribunal is expected during the third quarter of 2012.

Certain of our subsidiaries are presently party to an action that was filed on August 2, 2011, and is currently pending in the Northern District of California, United States entitled Zep Solar, Inc., Trina Solar (U.S.), Inc., Changzhou Trina Solar Energy Co., Ltd v. Westinghouse Solar, Inc. and Andalay Solar, Inc., CV11-03800 JSW.  Our U.S. and Chinese subsidiaries are two of the three plaintiffs in the matter in which they, in cooperation with the third plaintiff, Zep Solar, Inc., a licensor of certain technology to ours subsidiaries, asserted a declaratory judgment action related to defendants’ patent.  The matter is currently stayed pending the results of reexamination of the patent by the United States Patent Office.  Given the current stage of this matter, it is difficult, if not impossible, to opine with respect to the exposure, if any, in connection with the suit.

In October 2011, a trade action was filed with U.S. governmental agencies in Washington, DC, alleging that imports of crystalline silicon photovoltaic cells and modules from China were sold at less than fair value and unfairly subsidized in violation of U.S. antidumping and countervailing duty laws.  We were identified as one of several Chinese exporters of these products to the U.S. market.  We also have affiliated U.S. import operations that import our products from China.

The Department of Commerce’s preliminary countervailing duty determination, issued on March 20, 2012, found a preliminary subsidy rate of 4.73% applicable to Trina Solar solar cells produced in China that are imported, including as part of modules or panels, into the United States.  The Department of Commerce also preliminarily determined that the countervailing and antidumping duty investigations apply only to solar cells made in China, as well as panels and modules, regardless of where manufactured, incorporating such cells.  The investigations would not apply to panels or modules made in China from solar cells manufactured in a third country.  The Department of Commerce preliminary antidumping determination is due in May of 2012.  The Department of Commerce preliminary determinations trigger deposit requirements at the preliminary rates on imports into the United States. Substantial import deposit requirements resulting from the preliminary or final determinations would impose a retroactive requirement to make deposits, which could be substantial, as to our affiliated U.S. import operations and increase our cost of selling into the United States and thus could adversely impact our export sales to the United States, which is one of our growing markets.  Final determinations by the relevant U.S. agencies are scheduled for later this year.  Violations of these laws can result in the imposition of significant additional duties on imports of these products from China.

There have been threats to file similar trade actions with the European Commission and the Indian government, though as of the date of this filing it is unclear whether trade actions have been filed because no government action has been taken.

In July 2010, we were made aware of a legal action brought against our Hong Kong subsidiary, Top Energy International Limited. The action stems from a 2008 transaction involving the exchange of silicon materials and subsequent claims involving material qualities. Given the claims were made outside contractual time limitations and upon disputed testing methodology, we believe the claimant will unlikely prevail. If, however, the claimant proves successful in such legal actions, we may become obligated to incur damages of up to approximately $4.3 million.

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

Item 9.                                                           THE OFFER AND LISTING

A.                                   Offering and Listing Details.

Our ADSs are listed on the New York Stock Exchange under the symbol “TSL.” From December 19, 2006 to January 19, 2010, each of ADSs represented 100 ordinary shares. Effective on January 19, 2010, we reduced this ratio to 50 ordinary shares to one ADS. All ADS trading prices on the New York Stock Exchange set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS to ordinary shares ratio of 50 ordinary shares to one ADS. For the period from December 19, 2006 to March 28, 2012, the trading price of our ADSs on the New York Stock Exchange has ranged from $2.86 to $35.43 per ADS.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods specified.

	Sales Price
	High	Low
Annual High and Low
2006 (from December 19, 2006)	$10.14	$9.45
2007	35.43	9.04
2008	27.51	2.86
2009	27.79	2.98
2010	31.89	14.85
2011	31.08	5.28

Quarterly High and Low
First Quarter 2010	31.19	19.53
Second Quarter 2010	27.57	14.85
Third Quarter 2010	30.59	17.06
Fourth Quarter 2010	31.89	22.05
First Quarter 2011	31.08	22.90
Second Quarter 2011	30.43	18.56
Third Quarter 2011	22.47	6.00
Fourth Quarter 2011	9.30	5.28

Monthly High and Low
September 2011	15.85	6.00
October 2011	9.30	5.28
November 2011	8.40	5.80
December 2011	8.55	6.31
January 2012	10.77	6.77
February 2012	12.19	7.40
March 2012 (through March 28, 2012)	8.68	6.73

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”

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

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Currency Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulation—Dividend Distribution.”

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

People’s Republic of China Taxation

Under the EIT law which became effective January 1, 2008, dividends, interests, rents, and royalties payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise, as well as gains on transfers of shares of a foreign-invested enterprise in the PRC by such a foreign investor, will be subject to a 10%

withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The Cayman Islands, where Trina is incorporated, does not have such a tax treaty with the PRC. Therefore, if Trina is considered a non-resident enterprise for purposes of the EIT law, a 10% withholding tax will be imposed on dividends paid to Trina by its PRC subsidiaries. In such a case, there will be no PRC withholding tax on dividends paid by Trina to investors that are not PRC legal or natural persons or on any gain realized on the transfer of ADSs or shares by such investors. However, PRC income tax will apply to dividends paid by Trina to investors that are PRC legal or natural persons and to any gain realized by such investors on the transfer of ADSs or shares.

Under the EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. The SAT issued SAT Circular 82 on April 22, 2009. SAT Circular 82 provides certain criteria for determining whether the “de facto management body” of an offshore-incorporated enterprise controlled by PRC enterprises is located in China. On July 27, 2011, the SAT issued the Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of Circular 82. Bulletin 45 clarifies certain issues related to the determination of PRC resident enterprise status, post determination administration and the authorities responsible for determining Offshore incorporated PRC resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC or foreign individuals or foreign enterprises, the criteria set forth therein may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC or foreign enterprises or individuals. Accordingly, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income other than dividends from our PRC subsidiaries, which could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Notwithstanding the foregoing provision, the EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Trina is classified as a resident enterprise, the dividends received from its PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company like Trina, having ownership interest in a PRC enterprise.

Moreover, under the EIT law, a withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC unless such non-resident enterprises can claim treaty protection. As such, these non-resident enterprises would enjoy a reduced withholding tax from treaty. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% withholding tax if such gain is regarded as income derived from sources within the PRC. If Trina is considered a PRC resident enterprise, it is unclear whether the dividends Trina pays with respect to Trina’s ordinary shares or ADSs, or the gain you may realize from the transfer of Trina’s ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC withholding tax.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) either (a) the ADSs are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

I.                                        Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure”.

Item 11.                                                  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately -0.7% in 2009, 3.3% in 2010 and 5.4% in 2011. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

Foreign Exchange Risk

Transaction risk

Most of our sales are currently denominated in U.S. dollars and Euros, with the remainder consisting mostly of Renminbi, while a substantial portion of our costs and expenses is denominated in Renminbi, with the remainder in U.S. dollars. Therefore, fluctuations in currency exchange rates could have an adverse impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly among the U.S. dollars, Renminbi and Euros, affect our gross and net profit margins and could result in foreign exchange and operating losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between the signing of sales contracts and the settling of these contracts. As of December 31, 2009, 2010 and 2011, we held $288.0 million, $377.3 million and $466.5 million in accounts receivable, respectively, most of which were denominated in U.S. dollars and Euros. Had we converted all of our accounts receivable as of either date into Renminbi at an exchange rate of RMB6.2939 for $1.00, the exchange rate as of December 30, 2011, our accounts receivable would have been RMB1,812.3 million, RMB2,374.8 million and RMB2,936.1 million as of December 31, 2009, 2010 and 2011, respectively. Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB5.6645 to $1, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A

10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB1,631.1 million, RMB2,137.3 million and RMB2,642.5 million in accounts receivable as of December 31, 2009, 2010 and 2011, respectively. These amounts would therefore reflect a theoretical loss of RMB181.2 million, RMB237.5 million and RMB293.6 million for our accounts receivable as of December 31, 2009, 2010 and 2011, respectively. This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.

In addition, Renminbi is not a freely convertible currency. The SAFE controls the conversion of Renminbi to foreign currencies. The value of the Renminbi is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. Our cash and cash equivalents and restricted cash denominated in Renminbi amounted to $125.6 million, $309.6 million and $208.4 million as of December 31, 2009, 2010 and 2011, respectively.

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

Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. We recorded these exchange gains and losses in the statements of operations. In 2011, we had a foreign exchange loss of $27.4 million. In 2010, we had a foreign exchange loss of $36.1 million, and in 2009, we had a foreign exchange gain of $10.0 million. As a significant portion of our sales contracts was denominated in Euros, the depreciation of the Euro against the U.S. dollar, as well as appreciation of the Renminbi against the U.S. dollar resulted in our recording of an exchange loss in 2011.

Risk management

Our primary objective for holding derivative financial instruments is to manage currency risk. We record derivative instruments as assets or liabilities, measured at fair value.

Starting from October 2008, we have entered into a series of foreign currency forward contracts with commercial banks, to hedge our exposure to foreign currency exchange risk. As of December 31, 2011, we had foreign currency forward contracts with a total contract value of approximately $550.4 million. We do not use foreign currency forward contracts to hedge all of our foreign currency denominated commitments. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. As at December 31, 2011, we recorded a loss in fair value of forward foreign currency exchange contracts of $11.4 million, which was included in the line item “Gain (loss) on change in fair value of derivatives” in the consolidated statements of operations. The Company estimates fair value of forward foreign currency exchange contract at the price that would be received from the sale of the contracts or paid to settle the contracts on the measurement date in an orderly transaction between market participants. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates. If market interest rates for short-term demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average interest rate for our bank borrowings would result in an increase of approximately $3.5 million in interest expense in 2011. We may use derivative financial instruments, such as interest rate swaps, to mitigate potential risks of interest expense increases due to changes in market interest rates.

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

Persons depositing or withdrawing shares must pay:		For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; or

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	•	Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS holders

$.02 (or less) per ADSs per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); or

Persons depositing or withdrawing shares must pay:		For:
	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

The fees described above may be amended from time to time.

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2011, we received $437,136 from the depositary in reimbursements relating to the ADS facility.

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

In December 2009, our board of directors approved a change in the ratio from one ADS per 100 ordinary shares of our company to one ADS per 50 ordinary shares of our company. Each shareholder of record at the close of business on January 15, 2010 received one additional ADS on January 19, 2010 for every ADS held on the record date. There was no change to the rights and preferences of the underlying ordinary shares.

Use of Proceeds

In March 2010, we completed a follow-on offering of our ADSs, in which we issued and sold an aggregate of 454,250,000 ordinary shares, in the form of ADSs, at $20.25 per ADS on March 24, 2010. The ordinary shares underlying the ADSs offered and sold were registered pursuant to our automatic shelf registration statement on Form F-3 (File number: 333-160826) filed with the SEC on July 27, 2009. Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C. and Barclays Capital Inc. acted as bookrunners of the offering. The aggregate price of the offering amount registered and sold was approximately $184.0 million, of which we received net proceeds of approximately $176.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by our company. The net proceeds from this follow-on public offering were allocated as follows:

•                                          approximately $100 million for capacity expansion;

•                                          approximately $50 million for research and development purposes, including the expansion of our research and development center; and

•                                          the remaining amount for general corporate purposes.

As of December 31, 2011, our cash resources amounted to $816.8 million, comprising of cash on hand and demand deposits.

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

Our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2011. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2011. The attestation report issued by Deloitte Touche Tohmatsu CPA Ltd. can be found on page F-3 of this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.                                         AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Jerome Corcoran qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. All the members of our audit committee, namely, Mr. Jerome Corcoran, Mr. Liping Qiu and Mr. Qian Zhao, satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act.

Item 16B.                                        CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our initial code of business conduct and ethics with the Securities and Exchange Commission on December 7, 2006. We have amended the code of business conduct and ethics on August 16, 2011 and are filing it as Exhibit 11.1 of this annual report. Our code of business conduct and ethics is posted on our website http://www.trinasolar.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

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

	2010	2011
Audit fees(1)	$1,184,260	$1,729,901
Audit-related fees(2)	$150,543	$—
Tax fees(3)	$201,810	$160,648
All other fees	—	—

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

4.5

Supplemental Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 19, 2008 (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2009)

4.6

ADS Lending Agreement, dated July 17, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch, and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on July 23, 2008).

4.7

Supplemental Polysilicon Supply Agreement II between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 24, 2009 (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.8

Syndicated Loan Agreement among Trina China, Agricultural Bank of China and various parties mentioned therein dated September 28, 2009 (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.9

Maximum Amount Property Mortgage Contract between Trina China and Agricultural Bank of China dated September 28, 2009 (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.10*†	Supplementary Agreement No. 4 to Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2010

4.11*†	Supplementary Agreement No. 10 to Polysilicon Supply Agreement between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. dated January 11, 2011

4.12*†	Supplementary Agreement No. 15 to Polysilicon Supply Agreement between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. dated March 22, 2012

8.1*	Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

101***

Financial information from registrant for the year ended December 31, 2011 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2009, 2010 and 2011; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2009, 2010 and 2011; (iii) Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the Years Ended December 31, 2009, 2010 and 2011; (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2010 and 2011; (v) Notes to the Consolidated Financial Statements; and (vi) Additional Information - Financial Statement Schedule I

*                      Filed with this annual report on Form 20-F

**               Furnished with this annual report on Form 20-F

***   Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

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

Date: March 29, 2012

[Signature Page to 20-F]

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

4.5

Supplemental Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 19, 2008 (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2009)

4.6

ADS Lending Agreement, dated July 17, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch, and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on July 23, 2008).

4.7	Supplemental Polysilicon Supply Agreement II between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 24, 2009 (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.8

Syndicated Loan Agreement among Trina China, Agricultural Bank of China and various parties mentioned therein dated September 28, 2009 (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.9

Maximum Amount Property Mortgage Contract between Trina China and Agricultural Bank of China dated September 28, 2009 (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.10*†	Supplementary Agreement No. 4 to Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2010

4.11*†	Supplementary Agreement No. 10 to Polysilicon Supply Agreement between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. dated January 11, 2011

4.12*†	Supplementary Agreement No. 15 to Polysilicon Supply Agreement between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. dated March 22, 2012

8.1*	Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

101***

Financial information from registrant for the year ended December 31, 2011 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2009, 2010 and 2011; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2009, 2010 and 2011; (iii) Consolidated Statements of Changes in Equity and Comprehensive Income (Loss) for the Years Ended December 31, 2009, 2010 and 2011; (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2010 and 2011; (v) Notes to the Consolidated Financial Statements; and (vi) Additional Information - Financial Statement Schedule I

*                      Filed with this annual report on Form 20-F

**               Furnished with this annual report on Form 20-F

***   Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

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

TRINA SOLAR LIMITED

TRINA SOLAR LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Trina Solar Limited

We have audited the accompanying consolidated balance sheets of Trina Solar Limited and subsidiaries (the “Company”) as of December 31, 2009, 2010, and 2011, and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Trina Solar Limited and subsidiaries as of December 31, 2009, 2010, and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.

Shanghai, China

March 29, 2012

TRINA SOLAR LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Trina Solar Limited

We have audited the internal control over financial reporting of Trina Solar Limited and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the related financial statement schedule as of and for the year ended December 31, 2011 of the Company and our report dated March 29, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.

Shanghai, China

March 29, 2012

TRINA SOLAR LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	As of December 31,
	2009	2010	2011
ASSETS
Current assets:
Cash and cash equivalents	406,057,906	752,747,586	816,779,973
Restricted cash	72,005,449	38,035,171	79,602,299
Investment in securities	4,034,296	295,715	—
Inventories	81,153,759	79,126,066	249,778,729
Project assets	1,938,519	34,979,030	8,860,635
Accounts receivable, net of allowance for doubtful accounts of $13,859,407, $19,295,063 and $45,438,767 as of December 31, 2009, 2010 and 2011, respectively	287,950,162	377,317,525	466,537,084
Current portion of advances to suppliers, net of allowance of $5,980,338, $6,143,783 and $15,600,496 as of December 31, 2009, 2010 and 2011, respectively	41,303,271	81,230,496	63,492,494
Deferred tax assets	5,543,246	10,258,325	10,466,825
Prepaid expenses and other current assets	27,530,847	41,149,147	73,203,526

Total current assets	927,517,455	1,415,139,061	1,768,721,565

Advances to suppliers	105,188,020	93,248,404	120,144,449
Property, plant and equipment, net	476,857,803	571,466,625	919,726,634
Prepaid land use right	27,422,386	37,047,547	42,848,081
Deferred tax assets	9,926,063	14,667,435	19,038,544
Other noncurrent assets	1,786,358	520,360	6,968,906
TOTAL ASSETS	1,548,698,085	2,132,089,432	2,877,448,179

(Continued)

TRINA SOLAR LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	As of December 31,
	2009	2010	2011

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term bank borrowings	267,427,776	158,652,178	389,472,291
Accounts payable	186,535,492	188,000,260	472,091,736
Amount due to related parties	—	668,983	6,748,353
Income tax payable	12,873,979	34,156,619	4,502,285
Accrued expenses and other current liabilities	48,564,078	82,328,955	134,620,653
Convertible notes	—	136,262,524	—
Total current liabilities	515,401,325	600,069,519	1,007,435,318

Long-term bank borrowings	182,516,037	299,977,412	520,150,533
Convertible notes	133,035,624	—	127,756,000
Accrued warranty costs	21,023,381	38,710,874	58,810,186
Other noncurrent liabilities	17,409,664	19,684,535	17,970,893
Total liabilities	869,386,031	958,442,340	1,732,122,930

Commitments and contingencies (Note 17)

Equity:

Ordinary shares ($0.00001 par value; 73,000,000,000 shares authorized, 3,486,901,296, 3,964,085,354 and 3,982,271,362 shares issued and outstanding as of December 31, 2009, 2010 and 2011, respectively)	34,869	39,641	39,823
Additional paid-in capital	459,519,178	642,829,691	650,944,164
Retained earnings	208,317,651	519,770,631	481,950,538
Accumulated other comprehensive income	11,440,356	11,007,129	12,190,872
Total Trina Solar Limited shareholders’ equity	679,312,054	1,173,647,092	1,145,125,397
Noncontrolling interest	—	—	199,852
Total Equity	679,312,054	1,173,647,092	1,145,325,249
TOTAL LIABILITIES AND EQUITY	1,548,698,085	2,132,089,432	2,877,448,179

See notes to consolidated financial statements.

TRINA SOLAR LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share data)

	Year ended December 31,
	2009	2010	2011

Net revenues	845,135,575	1,857,689,274	2,047,901,576
Cost of revenues	607,981,677	1,273,328,214	1,715,259,698
Gross profit	237,153,898	584,361,060	332,641,878
Selling expenses	30,939,366	75,677,623	100,427,110
General and administrative expenses	65,406,239	72,710,154	157,128,736
Research and development expenses	5,438,909	18,624,846	44,120,473
Total operating expenses	101,784,514	167,012,623	301,676,319

Income from operations	135,369,384	417,348,437	30,965,559
Foreign exchange (loss) gain	9,957,597	(36,155,829)	(27,434,515)
Interest expense	(27,095,079)	(33,952,126)	(35,020,940)
Interest income	1,666,878	2,590,210	3,056,185
(Loss) gain on change in fair value of derivatives	(1,590,098)	9,475,794	(11,393,346)
Other income, net	2,613,586	215,692	9,316,434
Income (loss) before income taxes	120,922,268	359,522,178	(30,510,623)
Income tax expense	24,695,831	48,069,198	7,309,619
Net income (loss)	96,226,437	311,452,980	(37,820,242)
Net loss attributable to the noncontrolling interest	—	—	(149)
Net income (loss) attributable to ordinary shareholders	96,226,437	311,452,980	(37,820,093)

Earnings (loss) per ordinary share
Basic	0.04	0.09	(0.01)
Diluted	0.03	0.08	(0.01)

Weighted average ordinary shares outstanding
Basic	2,724,185,761	3,402,701,503	3,521,182,416
Diluted	3,131,505,181	3,833,713,796	3,521,182,416

See notes to consolidated financial statements

TRINA SOLAR LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
AND COMPREHENSIVE INCOME

(In U.S. dollars, except share data)

					Accumulated
					other		Total
	Ordinary shares		Additional	Retained	comprehensive	Noncontrolling	shareholders’	Comprehensive
	Shares	Amount	paid-in capital	earning	Income (loss)	interest	equity	Income (loss)

Balance at January 1, 2009	2,958,183,059	29,581	312,964,326	112,091,214	11,416,144	—	436,501,265

Share-based compensation	—	—	4,278,502	—	—	—	4,278,502
Issuance of restricted shares to employees	12,171,467	122	—	—	—	—	122
Issuance of ordinary shares pursuant to share option plan	2,137,800	22	744,710	—	—	—	744,732
Repurchase of restricted shares	(3,091,030)	(31)	—	—	—	—	(31)
Issuance of ordinary shares, net of issue costs	517,500,000	5,175	141,531,640	—	—	—	141,536,815
Net income	—	—	—	96,226,437	—	—	96,226,437	96, 226,437
Foreign currency translation adjustments	—	—	—	—	24,212	—	24,212	24,212
Balance at December 31, 2009	3,486,901,296	34,869	459,519,178	208,317,651	11,440,356	—	679,312,054	96,250,649

Share-based compensation	—	—	5,955,047	—	—	—	5,955,047
Issuance of restricted shares to employees	27,528,391	275	—	—	—	—	275
Issuance of ordinary shares pursuant to share option plan	4,503,300	45	1,088,931	—	—	—	1,088,976
Repurchase of restricted shares	(9,097,633)	(91)	—	—	—	—	(91)
Issuance of ordinary shares, net of issue costs	454,250,000	4,543	176,266,535	—	—	—	176,271,078
Net income	—	—	—	311,452,980	—	—	311,452,980	311,452,980
Foreign currency translation adjustments	—	—	—	—	(433,227)	—	(433,227)	(433,227)
Balance at December 31, 2010	3,964,085,354	39,641	642,829,691	519,770,631	11,007,129	—	1,173,647,092	311,019,753

Share-based compensation	—	—	7,958,434	—	—	—	7,958,434
Vesting of restricted shares to employees	17,320,908	173	—	—	—	—	173
Issuance of ordinary shares pursuant to share option plan	865,100	9	156,039	—	—	—	156,048
Net loss	—	—	—	(37,820,093)	—	(149)	(37,820,242)	(37,820,242)
Acquisition of subsidiaries	—	—	—	—	—	200,001	200,001
Foreign currency translation adjustments	—	—	—	—	1,183,743	—	1,183,743	1,183,743
Balance at December 31, 2011	3,982,271,362	39,823	650,944,164	481,950,538	12,190,872	199,852	1,145,325,249	(36,636,499)

See notes to consolidated financial statements.

TRINA SOLAR LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Year ended December 31,
	2009	2010	2011

Operating activities:

Net income (loss)	96,226,437	311,452,980	(37,820,242)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	34,120,465	52,279,855	69,837,152
Share-based compensation	4,278,502	5,955,047	7,958,434
(Gain) loss on change in fair value of investment in securities	(484,008)	812,929	295,715
Loss (gain) on change in fair value of derivatives	1,590,098	(9,475,794)	(9,495,084)
Loss on disposal of property, plant and equipment	210,039	1,772,161	3,586,877
Allowance for accounts receivable, net of recoveries	12,307,522	5,435,656	26,556,358
Allowance for other receivables	2,708,554	1,542,083	4,801,713
Inventory write-down	23,127,176	10,195,272	22,242,087
Allowance for (recovery of) advances to suppliers	(1,963,812)	163,445	9,456,713
Amortization of convertible bond issuance costs	3,905,195	3,899,771	2,101,948
Gain on repurchasing convertible senior notes	—	—	(2,341,290)

Changes in operating assets and liabilities:
Inventories	(18,593,528)	(8,167,579)	(192,894,750)
Project assets	—	(33,040,511)	23,216,361
Accounts receivable	(195,064,903)	(94,803,019)	(115,775,917)
Prepaid expenses and other current assets	(26,230,849)	(4,935,390)	(42,077,334)
Investment in securities	380,331	2,925,652	—
Advances to suppliers	24,140,624	(28,151,054)	(18,614,756)
Accounts payable	106,769,263	(2,406,437)	221,770,071
Amount due to related parties	—	—	6,079,370
Accrued expenses and other current liabilities	27,560,847	33,764,877	67,008,197
Accrued warranty costs	8,550,239	17,687,493	20,099,312
Other noncurrent liabilities	(1,060,183)	(5,179,337)	(4,029,184)
Income tax payable	9,225,207	21,282,640	(29,654,334)
Deferred taxes	(10,552,726)	(9,456,451)	(4,579,609)
Prepaid land use right	—	(9,625,161)	(5,800,534)
Net cash provided by operating activities	101,150,490	263,929,128	21,927,274

Investing activities:
Purchases of property, plant and equipment	(136,482,581)	(144,124,272)	(360,886,231)
Prepaid land use right	(507,169)	—	—
Subsidies of government for property, plant and equipment	7,476,804	7,454,208	2,315,542
Proceeds from sale of property, plant and equipment	150,388	3,622	1,523,598
Investments in affiliates	—	(155,888)	(3,910,984)
Decrease (increase) in restricted cash	(27,014,216)	33,970,278	(41,567,128)
Net cash used in investing activities	(156,376,774)	(102,852,052)	(402,525,203)

(Continued)

TRINA SOLAR LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Year ended December 31,
	2009	2010	2011

Financing activities:
Proceeds from exercise of share options	744,732	1,088,976	156,048
Proceeds from issuance of ordinary shares, net of issuance costs	141,536,815	176,271,078	—
Repurchase of convertible senior notes	—	—	(7,582,710)
Redemption of convertible senior notes	—	—	(320,000)
Proceeds from short-term bank borrowings	536,530,305	375,979,373	617,992,242
Repayment of short-term bank borrowings	(532,291,687)	(484,754,971)	(465,921,421)
Proceeds from long-term bank borrowings	182,516,037	117,461,375	298,922,413
Contribution from non-controlling interest holders	—	—	200,001

Net cash provided by financing activities	329,036,202	186,045,831	443,446,573

Effect of exchange rate changes	24,212	(433,227)	1,183,743

Net change in cash and cash equivalents	273,834,130	346,689,680	64,032,387

Cash and cash equivalents at the beginning of the year	132,223,776	406,057,906	752,747,586
Cash and cash equivalents at the end of the year	406,057,906	752,747,586	816,779,973
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	25,896,059	29,825,019	31,182,570
Income taxes paid	26,023,351	33,410,763	52,731,568

Supplemental schedule of non-cash investing activities:

Purchases of property, plant and equipment included in accounts payable	51,143,192	46,603,004	108,993,805
Settlement of advances to suppliers in exchange for investment in securities	3,930,619	—	—

See notes to consolidated financial statements.

TRINA SOLAR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In U.S. dollars)

1.               ORGANIZATION AND PRINCIPAL ACTIVITIES

Trina Solar Limited (“Trina”) was incorporated under the laws of the Cayman Islands on March 14, 2006. As of December 31, 2011, the major subsidiaries of Trina are included in Appendix 1.

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

TRINA SOLAR LIMITED

2.               SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(b)          Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance for doubtful accounts and advances to suppliers, inventory valuation, the economic useful lives of long-lived assets, asset impairments, fair value of foreign currency derivatives, purchase commitment loss, provision for uncertain tax positions and tax valuation allowances, accrued warranty expenses, certain assumption used in the computation of share-based compensation and related forfeiture rates.

(c)          Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

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

(g)         Investment in equity affiliates

Affiliated companies are entities over which the Company has significant influence, but which it does not control. The Company generally considers an ownership interest of 20% or higher to represent significant influence. Investments in equity affiliates are accounted for by the equity method of accounting. Under this method, the Company’s share of the profits or losses of affiliated companies is recognized in other income and its shares of movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Company and its affiliated companies are eliminated to the extent of the Company’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other-than-temporary. As of December 31, 2009, 2010 and 2011, the Company has equity investment in affiliates with a carrying amount of $nil, $155,888 and $4,066,873, respectively. No impairments were recorded for the years ended December 31, 2009, 2010 and 2011.

(h)         Receivables and Allowance for Doubtful Accounts.

The Company maintains allowances for doubtful accounts for uncollectible accounts receivable. Estimated anticipated losses from doubtful accounts are based on aging, historical collection history, and other factors.

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

The Company regularly reviews the cost of inventory against its estimated fair market value and records a lower of cost or market write-down if any inventories have a cost in excess of estimated market value. In addition, the Company regularly evaluates the quantity and value of its inventory in light of current market conditions and market trends and record write-downs for any quantities in excess of demand and for any product obsolescence. This evaluation considers historic usage, expected demand, market price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. The Company also writes off silicon materials that may not meet its required specifications for inclusion in its manufacturing process. These materials are periodically sold for scrap.

The Company has outsourced portions of its manufacturing process, including cutting ingots into wafers, and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (silicon, ingots, wafers or cells) to the third-party manufacturers. For those outsourcing arrangements in which title does not transfer, the Company maintains the inventory in the consolidated balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturers. Upon receipt of the processed inventory from the third-party manufacturers, it is reclassified to work-in-progress inventory with the processing fee capitalized as cost of inventory. For those outsourcing arrangements in which title (including risk of loss) does transfer to the third-party manufacturer, the Company is contractually obligated to repurchase the processed inventory. To accomplish this, it enters into raw material sales agreements and processed inventory purchase agreements simultaneously with the third-party manufacturer. In such instances, where they are, in substance tolling arrangements, the Company retains the inventory in the consolidated balance sheets while it is in the physical possession of the third-party manufacturer. The cash received from the third-party manufacturer is recorded as a current liability on the consolidated balance sheet rather than revenue or deferred revenue. Upon receipt of the processed inventory, it is reclassified from raw materials to work-in-progress inventory and the processing fee paid to the third-party manufacturer is added to inventory cost.

TRINA SOLAR LIMITED

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(j)            Project assets

Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to the sale of the solar power project. These costs include modules, installation and other development costs, such as legal, consulting and permitting. While the project assets are not constructed for a specific customer, the Company intends to sell the project assets upon their completion. The Company recognized revenue of $27,430,163 derived from sales of project assets to third parties for the year ended December 31, 2011, with a cost of $26,714,686.

Project assets consisted of the following at December 31, 2009, 2010 and 2011:

	December 31,	December 31,	December 31
	2009	2010	2011
	$	$	$
Project assets — Module cost	1,669,040	13,350,157	3,337,837
Project assets — Development	—	19,609,382	5,140,345
Project assets — Others	269,479	2,019,491	3,284,487
Total project assets	1,938,519	34,979,030	11,762,669

Current portion	1,938,519	34,979,030	8,860,635

Noncurrent portion	—	—	2,902,034

Total current liabilities	—	12,684,581	—
Total liabilities	—	12,684,581	—

Total current liabilities as of December 31, 2010 represented amounts payable to the engineering, procurement and construction service provider for services provided.

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

	Year ended December 31,
	2009	2010	2011
	$	$	$
Total interest incurred	28,527,579	35,754,067	37,459,515
Less: Interest capitalized	1,432,500	1,801,941	2,438,575
Interest expenses	27,095,079	33,952,126	35,020,940

The Company computes depreciation expense using the straight-line method over the estimated useful lives of the assets presented below.

Years

Buildings	10—20
Plant and machinery	5—10
Motor vehicles	3—5
Electronic equipment, furniture and fixtures	3—5

(l)            Prepaid land use right

The Company’s prepaid land use rights are reported at cost and are charged to income ratably over 50 years, in accordance with the term of the land use right agreement.

TRINA SOLAR LIMITED

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(m)     Long-lived assets

The Company evaluates its long-lived tangible assets and definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events include but are not limited to significant current period operation or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets. No impairments were recorded during the years ended December 31, 2009, 2010 and 2011.

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

TRINA SOLAR LIMITED

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(o)         Revenue recognition

The Company recognizes revenue for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customer, the sales price is fixed or determinable and the collectability of the resulting receivable is reasonably assured. Its sales agreements typically contain customary product warranties but normally do not contain post-shipment obligations nor return or credit provisions.

The Company recognizes sales of its solar modules based on the terms of the specific sales. Generally, it recognizes sales when the modules have been delivered to the customers’ designated point of shipment, which may include commercial docks or commercial shipping vessels. The Company normally provides credit terms of up to 90 days to customers with good creditworthiness as determined by the Company’s credit assessment. For limited sales transactions with customers whose creditworthiness is doubtful, the Company requests cash payment before delivery and records such receipts as advances from customers. For customers to whom credit terms are extended, the Company only recognizes revenue when collectability is reasonably assured. The Company assesses collectability based on a number of factors, including past customer transaction history and customer credit analysis.

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

The Company may enter into multiple element arrangements which can include, in addition to solar modules, installation or training, product manuals and materials and limited technical maintenance support. The Company is not contractually obligated to provide returns or refunds in the event these additional elements are not delivered. To date, these additional elements have been deemed to be inconsequential or perfunctory and the Company has recognized revenue upon the delivery of the solar modules, the predominant deliverable in the total contract, provided all other revenue recognition criteria have been met. In addition, the Company accrues the estimated cost of the unperformed obligations.

Revenue recognition for a given solar power project is dependent on the structure of the agreement and the Company’s intention on holding the project asset. For all the existing project assets the Company has, the Company has gained control of land or land use rights. If the Company holds the project asset with the intention of developing it for sale, it accounts for the project following the provisions of real estate accounting. Under the provisions of real estate accounting, the Company recognizes revenue and the corresponding costs once the sale is consummated, the buyer’s initial and any continuing investments are adequate, the resulting receivables are not subject to subordination and the Company has transferred the customary risk and rewards of ownership to the buyer. In general, the sale is consummated upon the execution of an agreement documenting the terms of the sale and a minimum initial payment by the buyer to substantiate the transfer of risk to the buyer. As a result, depending on the value of the initial and continuing payment commitment by the buyer, the Company generally aligns the revenue recognition and release of project assets to cost of sale with the receipt of payment from the buyer. If the Company holds the project developed for use, the project asset is deemed as an operating asset, and the revenue from connection to the grid, as well as any other revenue generated by the solar power project prior to its sale, would be classified as operating revenue for the Company. If the operating asset is eventually sold, the proceeds from the sale of the solar power project would be classified as gain/loss on sale of asset.

TRINA SOLAR LIMITED

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(p)         Shipping and handling costs

Payments received from customers for shipping and handling costs are included in net revenues. Shipping and handling costs relating to solar module sales of $11,950,752, $39,159,748 and $45,498,328 are included in selling expenses for the years ended December 31, 2009, 2010 and 2011, respectively. Shipping and handling costs relating to inventory purchases of $844,385, $810,783 and $469,416 are included as a component of cost of revenues for the years ended December 31, 2009, 2010 and 2011, respectively.

(q)         Research and development

Research and development costs are incurred during the period the Company is developing new products or significantly improving existing products or technologies. Its research and development costs consist primarily of compensation and related costs for personnel, material, supplies, equipment depreciation and laboratory testing costs. These costs are expensed as incurred until the products have been developed and tested and are ready for production and sale.

(r)          Government grants

The Company periodically qualifies for grants from the PRC government for achieving certain research and development milestones. It records these grants as an offset to its research and development expenses in the periods in which the Company earns them. Grants that it receives prior to when the Company achieves the specified milestone are reported as a liability. The Company recorded $581,298, $699,228 and $411,970 of earned grants as reductions of research and development expenses for the years ended December 31, 2009, 2010 and 2011, respectively. Government grants related to assets are recorded as deferred liabilities and are recognized as an offset to depreciation expense on a straight-line basis over the useful life of the associated asset. The Company received government grants for assets of $7,476,804, $7,454,208 and $2,315,542 during the years ended December 31, 2009, 2010 and 2011, respectively, and recognized $1,160,699, $4,480,108 and $4,833,562 as an offset to depreciation expense for the years ended December 31, 2009, 2010 and 2011, respectively. The Company records unrestricted cash government subsidies in other income in the consolidated statement of operations. Unrestricted cash government subsidies received were $2,329,593, $321,519 and $8,045,834 during the years ended December 31, 2009, 2010 and 2011, respectively.

TRINA SOLAR LIMITED

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(s)           Product warranties

Historically the Company has provided a limited warranty to the original purchasers of its solar modules for two or five years, in relation to defects in materials and workmanship, and 25 years in relation to minimum power output. Since June 2011, the Company extended the warranty period in relation to defects in materials and workmanship from five years to ten years. Additionally, the Company has replaced its two-step performance warranty with a linear performance warranty that guarantees module power output will not decrease by more than approximately 0.7% per year after the initial year of service. The Company accrues warranty costs when recognizing revenue and recognizes such costs as a component of selling expense. Warranty costs primarily consist of replacement costs for parts and materials and labor costs for maintenance personnel. Due to its limited solar module manufacturing history, the Company does not have a significant history of warranty claims. Based on its best estimates of both future costs and the probability of incurring warranty claims, the Company accrues for product warranties at 1% of solar module sales. The Company derives its estimates from a number of factors, including (1) an analysis of actual historical costs incurred in connection with its warranty claims, (2) an assessment of competitors’ accrual and claim history and (3) results from academic research, including industry-standard accelerated testing, and other assumptions that the Company believes to be reasonable under the circumstances. The Company’s revision to its warranty policy in June 2011 did not have a material effect on its warranty accrual rate. The Company acknowledges that such estimates are subjective and will continue to analyze its claim history and the performance of its products compared to its competitors and academic research results to determine whether the accrual is adequate. Should the Company begin to experience warranty claims different from its accrual rate, the Company will prospectively revise the warranty accrual rate.

(t)            Foreign currency translation and foreign currency risk

The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing at the beginning of the month the transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations.

The financial records of the Company’s subsidiaries outside of the US are maintained in local currencies other than US dollar, such as RMB and Euro, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of shareholders’ equity and comprehensive income (loss).

TRINA SOLAR LIMITED

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(t)            Foreign currency translation and foreign currency risk — continued

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $125,551,705, $309,578,293 and $208,427,732 as of December 31, 2009, 2010 and 2011, respectively.

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

The Company assesses creditworthiness of customers before conducting business with them. This assessment is primarily based on historical collection records, customer onsite visits by senior management and information provided by third parties, such as Dun & Bradstreet and the insurance company that ultimately insures us against customer credit default. Using this information, the Company further evaluates the potential effect of a delay in financing on the customers’ liquidity and financial position, their ability to draw down financing as well as their ability and intention to pay should it not obtain the related financing. Based on this analysis, the Company determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not sell the products or sell on a cash or prepayment basis. Therefore, based on the strict credit assessment, the Company attempts to conduct business with those customers having the ability and intent to pay. The Company has not had significant collections issues for receivables generated from sales of products.

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

The Company entered into certain forward foreign exchange contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with outstanding accounts receivable. The foreign exchange hedge contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency hedge contracts are recognized in the consolidated statements of operations. During the years ended December 31, 2009, 2010 and 2011, the Company recorded change in fair value of forward foreign currency exchange contracts of $(1,590,098), $9,475,794 and $(11,393,346), respectively, which has been recorded in (loss) gain on change in fair value of derivatives in the consolidated statements of operations.

TRINA SOLAR LIMITED

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(x)         Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.

The following table sets forth the computation of the basic and diluted income (loss) from operations per share for the periods indicated:

	Year ended December 31,
	2009	2010	2011
	$	$	$
Net income (loss) from operations attributable to ordinary shareholders — basic	96,226,437	311,452,980	(37,820,093)
Finance charge related to convertible notes	9,425,195	9,419,771	—

Net income (loss) from operations attributable to ordinary shareholders — diluted	105,651,632	320,872,751	(37,820,093)

Weighted average number of ordinary shares outstanding — basic	2,724,185,761	3,402,701,503	3,521,182,416
Nonvested restricted shares	—	16,977,041	—
Share options	—	6,715,832	—
Convertible notes	407,319,420	407,319,420	—

Weighted average number of ordinary shares outstanding — diluted	3,131,505,181	3,833,713,796	3,521,182,416

Earnings (loss) per ordinary share from operations — basic	0.04	0.09	(0.01)

Earnings (loss) per ordinary share from operations — diluted	0.03	0.08	(0.01)

TRINA SOLAR LIMITED

2.               SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(x)          Earnings (loss) per share — continued

For the year ended December 31, 2009, 2010 and 2011, the following securities were excluded from the computation of diluted gain (loss) per share as inclusion would have been anti-dilutive.

	Year ended December 31,
	2009	2010	2011

Non-vested restricted shares	41,139,712	47,581,632	47,183,592
Share options	24,337,277	27,113,457	57,839,459
Convertible senior notes	—	—	377,083,332

Total	65,476,989	74,695,089	482,106,383

The call option on the Loaned Shares (see Note 11) has been excluded in the computation of basic EPS as the Company has concluded that the Loaned Shares are not considered issued for accounting purposes as existing shareholders are not expected to be affected by the issuance due to (a) the existence of the collateral arrangement and (b) the requirement that the holders of the Loaned Shares return any dividends received. The call option on the Loaned Shares has been considered in the computation of diluted EPS using the treasury stock method with the fair value of the collateral representing the assumed proceeds for the issuance of the underlying shares. For the year ended December 31, 2009, 2010 and 2011, there were no incremental shares included in the diluted EPS computation in regard to the Loaned Shares.

(y)          Recently issued accounting pronouncements

In May 2011, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) 2011-04, Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The ASU is the result of joint efforts by the FASB and International Accounting Standard Board (“IASB”) to develop a single, converged fair value framework—that is, converged guidance on how (not when) to measure fair value and on what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820, Fair Value Measurement’s, existing disclosure requirements for fair value measurements and makes other amendments. Many of these amendments were made to eliminate unnecessary wording differences between U.S. GAAP and International Financial Reporting Standards (“IFRSs”). However, some could change how the fair value measurement guidance in Accounting Standards Codification (“ASC”) 820 is applied. The ASU is effective for interim and annual periods beginning after December 15, 2011, for public entities. The Company does not believe that the adoption of this ASU will have a material effect on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income. The ASU revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, Comprehensive Income, and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This ASU defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income (“AOCI”) in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 for public entities.  The Company does not believe that adoption of these ASUs will have a material effect on its consolidated financial statements.

On December 16, 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities, which contains new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements that are prepared under US GAAP more comparable to those prepared under IFRSs. To facilitate comparison between financial statements prepared under US GAAP and IFRSs, the new disclosures will give financial statement users information about both gross and net exposures. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein; retrospective application is required. The Company does not believe that the adoption of this ASU will have a material effect on its consolidated financial statements.

TRINA SOLAR LIMITED

3.               ALLOWANCE FOR DOUBTFUL RECEIVABLES

Allowance for doubtful receivables are primarily comprised of allowances for account receivables and advances to suppliers. An analysis of allowance for doubtful receivables for the years ended December 31, 2009, 2010 and 2011 is as follows:

	At December 31
	2009	2010	2011
	$	$	$

Balance, beginning of the year	1,810,284	13,859,407	19,295,063
Allowance made during the year	12,694,191	5,435,656	26,556,358
Recoveries	(386,668)	—	—
Amount written-off against allowance	(258,400)	—	(412,654)
Balance, end of the year	13,859,407	19,295,063	45,438,767

An analysis of allowance for other receivables for the years ended December 31, 2009, 2010 and 2011 is as follows:

	At December 31
	2009	2010	2011
	$	$	$

Balance, beginning of the year	243,966	2,952,520	4,494,603
Allowance made during the year	2,708,554	1,542,083	4,801,713
Balance, end of the year	2,952,520	4,494,603	9,296,316

An analysis of allowance for advances to suppliers for the years ended December 31, 2009, 2010 and 2011 is as follows:

	At December 31
	2009	2010	2011
	$	$	$

Balance, beginning of the year	7,944,150	5,980,338	6,143,783
Allowance made during the year	262,283	163,445	9,509,515
Recoveries	(2,226,095)	—	(52,802)
Balance, end of the year	5,980,338	6,143,783	15,600,496

TRINA SOLAR LIMITED

4.               INVENTORIES

Inventories consisted of the following:

	At December 31
	2009	2010	2011
	$	$	$

Raw materials	11,099,173	20,245,059	27,629,870
Work in progress	22,649,446	32,752,761	16,294,428
Finished goods	47,405,140	26,128,246	169,620,871
Goods delivered under installment sales	—	—	36,233,560
Total	81,153,759	79,126,066	249,778,729

In 2009, 2010 and 2011, inventory was written down by $23,127,176, $10,195,272 and $22,242,087, respectively, to reflect the lower of cost or market. The goods delivered under installment sales represents goods delivered to customers under sales contract in accordance with installment payments schedule which has not met the revenue recognition criteria.

5.               PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	At December 31
	2009	2010	2011
	$	$	$

Buildings	85,720,215	91,339,302	112,360,504
Plant and machinery	314,607,086	473,066,882	708,782,109
Motor vehicles	1,487,518	1,994,773	2,530,905
Electronic equipment, furniture and fixtures	46,811,898	59,886,131	79,305,774
	448,626,717	626,287,088	902,979,292
Less: Accumulated depreciation	(61,442,832)	(115,637,197)	(185,542,927)
	387,183,885	510,649,891	717,436,365
Construction in progress	89,673,918	60,816,734	202,290,269
Property, plant and equipment, net	476,857,803	571,466,625	919,726,634

Depreciation of property, plant and equipment was $34,120,465, $52,279,855 and $69,837,152 for the years ended December 31, 2009, 2010 and 2011, respectively.

Construction in progress primarily represents the construction of new plants that include several new production lines and the machinery under installation.

As of December 31, 2009, 2010, and 2011, the Company has pledged property, plant and equipment with a total carrying amount of $203,740,504, $187,981,989 and $360,873,347, respectively, to secure bank borrowings (see Note 10).

TRINA SOLAR LIMITED

6.               PREPAID LAND USE RIGHT

Prepaid land use right represents land use rights for the Company’s business operations. Amounts recognized in profit and loss related to the prepaid land use rights were $558,888, $632,698 and $783,214 for the years ended December 31, 2009, 2010 and 2011, respectively.

At December 31, 2009, 2010 and 2011, the land use right certificates for a certain portion of the Company’s land use rights amounting to $6,396,732, $nil and $nil, respectively, had not been obtained.

As of December 31, 2009, 2010 and 2011, land use rights of $27,422,386, $7,748,019 and $17,185,095, respectively, were pledged as collateral to secure bank borrowings (see Note 10).

7.               ACCRUED EXPENSES AND CURRENT LIABILITIES

Accrued expenses and current liabilities consisted of the following:

	At December 31
	2009	2010	2011
	$	$	$

Payroll and Welfare payables	7,079,882	11,251,059	26,067,216
Advance from customers	11,940,553	13,222,208	57,252,788
Derivatives	—	15,988,091	1,271,592
Accrued expenses	22,200,930	30,078,924	28,545,383
Other payables	7,342,713	11,788,673	21,483,674
Total	48,564,078	82,328,955	134,620,653

8.               DERIVATIVE FINANCIAL INSTRUMENTS

The following tables present the fair values of derivative instruments included in the Company’s consolidated balance sheets as of December 31, 2009, 2010 and 2011:

	December 31, 2009
	Other Assets -	Other Liabilities -
	Current	Current
	$	$
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	7,307,485	—
Total derivative instruments	7,307,485	—

	December 31, 2010
	Other Assets -	Other Liabilities -
	Current	Current
	$	$
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	8,131,716	15,988,091
Total derivative instruments	8,131,716	15,988,091

	December 31, 2011
	Other Assets -	Other Liabilities -
	Current	Current
	$	$
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	2,910,301	1,271,592
Total derivative instruments	2,910,301	1,271,592

See Note 9. “Fair Value Measurement,” to the Company’s consolidated financial statements for information about the techniques the Company uses to measure the fair value of its derivative instruments.

TRINA SOLAR LIMITED

8.              DERIVATIVE FINANCIAL INSTRUMENTS — continued

The following table presents the amounts related to derivative instruments affecting the Company’s consolidated statements of operations for the years ended December 31, 2009, 2010 and 2011:

	Amount of (Loss) Gain on Derivatives Recognized in Income Year Ended December 31			Location of (Loss) Gain Recognized in
Derivative Type	2009	2010	2011	Income on Derivatives
	$	$	$
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	(1,590,098)	9,475,794	(11,393,346)	(Loss) gain on change in fair value of derivative

TRINA SOLAR LIMITED

9.              FAIR VALUE MEASUREMENT

The Company does not have any assets or liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2009, 2010 and 2011.

As of December 31, 2009, 2010 and 2011, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurements at December 31, 2009
		Using
	Total Fair	Quoted Prices
	Value and	in Active	Significant
	Carrying	Markets for	Other	Significant
	Value on the Balance	Identical Assets	Observable Inputs	Unobservable Inputs
	Sheet	(Level 1)	(Level 2)	(Level 3)
	$	$	$	$
Assets:
Investment in securities	4,034,296	4,034,296	—	—
Foreign exchange forward contracts	7,307,485	—	6,711,233	596,251
Total assets	11,341,781	4,034,296	6,711,233	596,251

		Fair Value Measurements at December 31, 2010
		Using
		Quoted
	Total Fair	Prices in
	Value and	Active	Significant
	Carrying	Markets for	Other	Significant
	Value on the	Identical	Observable	Unobservable
	Balance	Assets	Inputs	Inputs
	Sheet	(Level 1)	(Level 2)	(Level 3)
	$	$	$	$
Assets:
Investment in securities	295,715	295,715	—	—
Foreign exchange forward contracts	8,131,716	—	5,622,316	2,509,400

Liabilities:
Foreign exchange forward contracts	(15,988,091)	—	—	(15,988,091)
Net liabilities	(7,560,660)	295,715	5,622,316	(13,478,691)

TRINA SOLAR LIMITED

9.              FAIR VALUE MEASUREMENT — continued

Fair Value Measurements at December 31, 2011
Using
Quoted
	Total Fair	Prices in
	Value and	Active	Significant
	Carrying	Markets for	Other	Significant
	Value on the	Identical	Observable	Unobservable
	Balance	Assets	Inputs	Inputs
	Sheet	(Level 1)	(Level 2)	(Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	2,910,300	—	2,910,301	—
Liabilities:
Foreign exchange forward contracts	(1,271,591)	—	(1,271,592)	—
Net assets	1,638,709	—	1,638,709	—

A summary of changes in Level 3 foreign exchange forward contracts for the year ended December 31, 2009, 2010 and 2011 is as follows:

	As of December 31
	2009	2010	2011
	$	$	$
Beginning balance	—	596,251	(13,478,691)
Total gain or losses (realized/unrealized)
Included in earnings	596,251	(13,478,691)	—
Including in other comprehensive income	—	—	—
Settlements	—	(596,251)	13,478,691
Ending balance	596,251	(13,478,691)	—
The amount of total gains (losses) for the year included in earnings attributable to the change in unrealized gains (losses) relating to assets and liabilities still held at the reporting date	596,251	(13,478,691)	—

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

9.              FAIR VALUE MEASUREMENT — continued

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

• Fair value of other assets and liabilities — The fair value of the Company’s non-current portion of advance to suppliers and long-term bank borrowings as of December 31, 2011 is estimated by discounted future cash flow technique using an interest rate corresponding to debt with similar maturities and risks on the measurement date. The fair value of the Company’s convertible notes is estimated based on the quoted price from an over-the-count market on the valuation date.

The estimated fair value of the Company’s other assets and liabilities, including accounts receivables, current portion of advances to suppliers, accounts payable, income tax payable, accrued expenses and short-term borrowings, approximates their carrying value at December 31, 2009, 2010 and 2011 due to their short-term nature.

The following table presents the financial instruments for which fair value does not approximate carrying value as of December 31, 2009, 2010 and 2011:

	As of December 31, 2009		As of December 31, 2010		As of December 31, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$	$	$
Non-current portion of advance to suppliers	105,188,020	101,528,564	93,248,404	91,059,441	120,144,449	103,717,341
Convertible debt	133,035,624	244,000,000	136,262,524	212,387,520	127,756,000	99,330,290
Long-term bank borrowings	182,516,037	182,516,037	299,977,412	299,977,412	520,150,533	481,403,849

TRINA SOLAR LIMITED

10.       BANK BORROWINGS

The Company’s bank borrowings consisted of the following:

	At December 31
	2009	2010	2011
	$	$	$
Bank borrowings
Short-term	234,329,742	117,055,761	303,259,524
Long-term, current portion	33,098,034	41,596,417	86,212,767
Total current	267,427,776	158,652,178	389,472,291

Long-term, non-current portion	182,516,037	299,977,412	520,150,533
Total	449,943,813	458,629,590	909,622,824

Short-term borrowings

The Company’s short-term bank borrowings consisted of the following:

	At December 31
	2009	2010	2011
	$	$	$

Short-term borrowings	78,989,279	15,000,000	59,609,524
Short-term borrowings secured by restricted cash	1,990,098	—	—
Short-term borrowings secured by plants and machinery of Changzhou Trina Solar Energy Co., Ltd. (“Trina China”)	114,085,704	77,455,761	43,650,000
Unsecured short-term borrowings	39,264,661	24,600,000	200,000,000
Total	234,329,742	117,055,761	303,259,524

TRINA SOLAR LIMITED

10.	BANK BORROWINGS — continued

The average interest rate on short term borrowings was 5.14%, 4.04% and 3.65% per annum for the years ended December 31, 2009, 2010 and 2011, respectively. The funds borrowed under the above short-term arrangements have no covenants or restrictions, and are repayable within one year. One short term loan is secured by the plant and machinery of Trina China with a carry value of $46,467,135.

The Company has short-term bank facilities of $253,282,766, $401,795,793 and $780,995,790 with various banks, of which $234,329,742, $117,055,761 and $303,259,524 had been drawn down, and $18,953,024, $284,740,032 and $477,736,266 were available as of December 31, 2009, 2010 and 2011, respectively. Those bank facilities are renewable based on agreement terms. As of December 31, 2009, 2010 and 2011, the Company has credit facilities for letters of credit, trade and foreign exchange hedging instruments of $243,769,539, $805,958,638 and $1,082,090,774, respectively.

Long term borrowings

On September 8, 2009, Trina China entered into a five-year credit facility (the “Facility”) with a syndicate of banks for RMB1,524.6 million ($241,965,434) and $80.0 million, of which RMB1,292.0 million ($205,050,072) and $80.0 million is designated solely for the expansion of the Company’s production capacity with the remaining to be used to supplement working capital requirements once the capacity expansion is completed. The facility can be drawn down either in RMB or US dollar. As of December 31, 2011, the Company had fully drawn down the capacity expansion portion under the Facility and had a balance of $254,003,581. The remaining Facility of RMB232.6 million ($36,915,361) can only be drawn down on or after completion of capacity expansion. The weighted-average interest rate for borrowings under the Facility is 6.50% per annum. Interest is payable quarterly or biannually in arrears for loans denominated in RMB and US dollars, respectively. The interest rate on RMB-denominated borrowings is 110% of the rate stipulated by the Chinese central bank for loans of similar duration. The interest rate on US dollar-denominated borrowings is the six month London Interbank Offered Rate plus 300 basis points. As of December 31, 2011, the Facility is guaranteed by Trina as well as by the property, plant and equipment of $314,406,212 and the related land use right of $8,773,598. For purposes of the expansion, the Company is required to match Facility draws with an equal amount of cash from sources other than the Facility. The Facility contains certain financial covenants which require that specified debt to total assets ratio, net profit ratio and income to interest ratio be maintained. As of December 31, 2011, Trina China violated the income to interest ratio covenants. Trina China obtained a waiver letter from the Agriculture Bank of China, the leading bank in the syndicated loan, on February 8, 2012 to waive the covenants for the whole Facility period.

On January 11, 2010, Trina Solar (Luxembourg) S.A.R.L (“Trina Luxembourg”) and Chinese Country Development Bank (“CDB”) entered into a fifteen-year credit facility (the “CDB Facility”) for Euro 100.0 million, which is designated solely for the construction of 28.8MW in project assets. Trina Luxembourg had drawn down Euro50.0 million and the remaining Euro 50.0 million expired on March 14, 2011. Trina Luxembourg had a balance outstanding as of December 31, 2010 and 2011 of Euro 50.0 million ($66.5 million) and Euro 41.3 million ($53.4 million), respectively. The weighted-average interest rate for the borrowings was 4.00% and 4.66% for the years ended December 31, 2010 and 2011, respectively, and is computed as the six month EURIBOR plus 300 basis points. There are no loan covenants. The CDB Facility is guaranteed by Trina China. The Company is required to match the CDB Facility draws with the construction of the solar plants.

On May 17, 2011, Trina China and The Export-Import Bank of China entered into a three year credit facility for $40.0 million, which is designated solely for capital expenditure purposes. As of December 31, 2011, the Company had drawn down $14.0 million and had $26.0 million available for future draw down. The facility is guaranteed by Trina. The interest rate is the six month London Interbank Offered Rate plus 380 basis points, which is 4.59% as of December 31, 2011. The facility contains a debt payment coverage ratio covenant. Trina China was in compliance with the covenant as of December 31, 2011.

On June 29, 2011, Trina China and CDB entered into a three year credit facility for $180.0 million, which is designated for the working capital. As of December 31, 2011, the Company had drawn down $180.0 million. The interest rate is the three month London Interbank Offered Rate plus 300 basis points, which is 3.25% as of December 31, 2011. The facility contains certain financial covenants which require that specified current ratio, quick ratio, debt to asset ratio, debt payment coverage ratio, interest coverage ratio, contingent liability ratio, current assets turnover and accounts payable turnover be maintained. Trina China was in compliance with the covenants as of December 31, 2011.

On December 7, 2011, Trina Solar (Changzhou) Science and Technology Co., Ltd. (“TST”) and Standard Chartered Bank (Hong Kong) Limited entered into a three year structured term loan facility for $100.0 million, which may be drawn down in single or multiple tranches within the first 12 months either in HKD or USD. Each tranche is for a term of up to 36 months from the initial drawdown date, and may be extended for up to another two years at TST’s option. The facility is designated solely for the East Campus project, which is expected to add approximately 500 MW of cell and module capacity and feature the Company’s high-efficiency Honey cell technology. As of December 31, 2011, the Company had drawn down $100.0 million. The facility is guaranteed by Trina as well as by the property, plant and equipment for which the borrowings will be used to construct. The interest rate is the Hong Kong Interbank Offered Rate plus 2.25%, which is 2.61% as of December 31, 2011. The facility contains certain financial covenants which require that specified gearing, net tangible assets value and EBITDA-to-interest ratio be maintained. According to the contract, the EBITDA-to-interest ratio is not applicable for the year ended December 31, 2011, TST was in compliance with the other covenants as of December 31, 2011.

On December 23, 2011, Trina China and Agriculture Bank of China entered into a three year credit facility for RMB 30.0 million ($4.8 million) at an interest rate of 6.65% per year, which is designed solely for the “MW Square Crystal Silicon Heterojunction Solar Battery Research, Development and Industrialization Project”. As of December 31, 2011, the Company had drawn down RMB 30.0 million (USD 4.8 million). The facility is secured by the land use right of $8,411,497. There are no covenants in the facility.

TRINA SOLAR LIMITED

10.	BANK BORROWINGS — continued

Future principal payments under the above long-term borrowings as of December 31, 2011 are as follows:

Fiscal Years Ending December 31,	$

2012	86,212,767
2013	132,510,540
2014	363,998,033
2015	8,420,424
Thereafter	15,221,536
Total	606,363,300

11.	CONVERTIBLE SENIOR NOTES

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

Redemption. The holders may require the Company to repurchase all or portion of the Notes for cash on July 15, 2011, or upon a Fundamental Change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In the event of default, as defined in the agreement, the holders of 25% or more of the Notes may immediately require the Company to redeem the Notes and associated interest. As of December 31, 2010, the Company classified the Notes as a current liability on the consolidated balance sheets as the holders had the option to redeem the Notes on July 15, 2011. In August 2011, Notes with an aggregate principal amount of $320,000 were redeemed and the July 15, 2011 redemption right of the remaining Notes expired.

Proceeds to the Company were $132,392,740, net of issuance costs of $5,607,260, which were amortized over the period from July 23, 2008, the date of issuance, to July 15, 2011, the earliest redemption date, using the effective interest method. Amortization expense for the year ended December 31, 2009, 2010 and 2011 was $3,905,195, $3,899,771 and $2,101,948, respectively.

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

The Company has accounted for the Share Lending Agreement at fair value and recognized it as an issuance cost associated with the convertible debt offering (see Note 21). As a result, additional debt issuance costs of $4.1 million were recorded on the issuance date with a corresponding increase to additional paid-in capital. The debt issuance costs are amortized over the life of the Notes using the effective interest method.

Although legally issued, the Company has not considered the Loaned Shares issued for accounting purposes. As a result, any cash collateral, to the extent posted by the ADS Borrower, is not considered attributable to the issuance of shares. To the extent cash collateral is posted, the Company will record the cash as an asset on its balance sheet with an offsetting liability recorded to reflect the collateral receipt as the proceeds of a borrowing. To the extent the ADS Borrower is in default under the Share Lending Agreement, non-cash collateral would likewise be recorded on the Company’s consolidated balance sheet. As of December 31, 2011, the ADS Borrower has posted non-cash collateral and the ADS Borrower is not in default.

As of December 31, 2009, 2010 and 2011, the fair value of the outstanding loaned shares was $219,871,012, $190,788,407 and $54,417,872, respectively.

Pursuant to the terms of the supplemental indenture, the Notes should be purchased by the Company on July 15, 2011 (the “Option Purchase Date”), at a purchase price, payable in cash, equal to one hundred percent (100%) of the principal amount of the Notes to be so purchased, plus accrued and unpaid interest, including any additional interest. Notes with an aggregate principal amount of $320,000 were redeemed prior to the expiration of the Option. Subsequent to the purchase, $137,680,000 principal amount of the Notes remain outstanding.

In December 2011, the Company repurchased a portion of the Notes having an aggregate principle value of $9,924,000 for cash payment of $7,582,710, which resulted in a gain of $2,341,290. As of December 31, 2011, $127,756,000 principal amount of the Notes remains outstanding.

TRINA SOLAR LIMITED

12.	ACCRUED WARRANTY COSTS

The movement of the Company’s accrued warranty costs is summarized below:

	For the year ended December 31,
	2009	2010	2011
	$	$	$
Beginning balance	12,473,142	21,023,381	38,710,874
Warranty provision	8,550,239	17,895,942	21,939,223
Warranty costs incurred	—	(208,449)	(1,839,911)
Ending balance	21,023,381	38,710,874	58,810,186

13.	SHARE-BASED COMPENSATION

The Company measures share-based compensation cost on the grant date at the fair value of the award and recognizes this cost as an expense over the grant recipients’ requisite service period.

The following table presents the Company’s share-based compensation expense by type of award:

	2009	2010	2011
	$	$	$

Share options	1,041,868	1,882,511	2,167,209
Restricted shares	3,236,634	4,072,536	5,791,225
Total share-based compensation expense	4,278,502	5,955,047	7,958,434

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

TRINA SOLAR LIMITED

13.	SHARE-BASED COMPENSATION — continued

The following is a summary of activities under the Plan:

	Number of shares	Weighted average grant date fair value

Non-vested at January 1, 2011	47,581,632	$0.35
Granted	21,344,247	$0.51
Vested	(17,320,908)	$0.32
Forfeited	(4,421,379)	$0.41
Nonvested at December 31, 2011	47,183,592	$0.42

The fair value of the restricted shares was based on the market price on the date of grant.

As of December 31, 2011 there was $17,190,736 of total unrecognized compensation cost related to nonvested share-based compensation arrangements, which is expected to be recognized over a weighted-average period of 3.51 years. The total fair value of shares vested during the years ended December 31, 2009, 2010, and 2011 was $8,960,326, $13,032,862 and $18,824,087, respectively.

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

During 2009, 2010 and 2011, the Company granted 15,419,650, 21,630,267 and 26,428,314 share options, respectively, to its board of directors and employees. Those share options will vest one third per annum on the anniversary of the grant date.

TRINA SOLAR LIMITED

13.	SHARE-BASED COMPENSATION — continued

Share Options — continued

A summary of the option activity is as follows:

		Weighted	Weighted Average
		Average	Remaining	Aggregate
	Number	Exercise	Contractual	Intrinsic
	of Options	Price	Term	Value

Options outstanding at January 1, 2011	35,271,723	$0.35
Granted	26,428,314	$0.55
Exercised	(865,100)	$0.22
Cancelled or Forfeited	(2,995,478)	$0.39
Options outstanding at December 31, 2011	57,839,459	$0.44	3.44	—
Options vested or expected to vest at December 31, 2011	40,625,515	$0.43	3.42	—
Options exercisable at December 31, 2011	16,809,614	$0.32	2.10	—

Total intrinsic value of options exercised for the years ended December 31, 2009, 2010 and 2011 were $409,039, $1,020,370 and $nil, respectively. The weighted-average grant date fair value of options granted during the years ended December 31, 2009, 2010 and 2011 was $0.11, $0.17 and $0.25, respectively, computed using the Black-Scholes-Merton closed-form option valuation model using the following weighted average assumptions:

	2009	2010	2011
Risk free rate of return	1.30%	1.26%	0.96%
Expected life	3.50	3.50	3.50
Volatility ratio	88.9%	81.80%	74.04%
Dividend yield	—	—	—

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

As of December 31, 2011, the Company had $4,984,911 of unrecognized share-based compensation cost related to unvested share options, which it expects to recognize over a weighted-average period of 2.09 years.

TRINA SOLAR LIMITED

14.	TAX EXPENSE

The Company mainly operates in PRC, Switzerland and the United States. In 2011, the Company established several entities in various jurisdictions.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Hong Kong

The Company’s fully-owned subsidiary, Trina Solar (Hong Kong) Enterprise Limited (“THK”) was subject to Hong Kong profit tax at a rate of 16.5% in 2009, 2010 and 2011. No Hong Kong profit tax has been provided as THK has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

Singapore

The Company’s fully-owned subsidiary, Trina Solar (Singapore) Pte. Ltd. (“TSI”) and Trina Solar Energy Development Pte. Ltd. (“TED”) were subject to Singapore profit tax at a rate of 17% in 2010 and 2011. No Singapore profit tax has been provided as TSI and TED did not have assessable profit that was earned in or derived from Singapore during the year presented.

Switzerland

The statutory tax rate in Switzerland is 27.8%. The Company’s fully owned subsidiary, Trina Solar (Schweiz) AG (“TSW”) was subject to a preferential Switzerland profit tax at an effective rate of 10.12% and 7.65% in 2010 and 2011, respectively, pursuant to approved tax ruling.

Luxemburg

The statutory tax rate in Luxemburg is 27.8%.  The Company’s fully owned subsidiary, Trina Solar (Luxembourg) S.A.R.L (“TLB”) sold projects in 2011 and has filed all necessary documents to obtain the ruling of participation exemption on the gain in Luxembourg. Subject to the participation exemption ruling agreed by the tax bureau, the capital gains tax rate derived from the disposal of projects is 0%.

United States

The Company’s fully owned subsidiaries, Trina Solar (U.S.) Holding Inc, (“TUH”), Trina Solar (U.S.) Inc. (“TUS”), Trina Solar (U.S.) Development LLC (“TUP”) and TP-CA-SOUTH LLC (“TP-CA”) were subject to United States income tax at a combined federal and state tax rate of 40% in 2010 and 2011.

Japan

The Company’s fully owned subsidiary, Trina Solar (Japan) Limited (“TJP”) was subject to Japan profit tax at a rate of 40% in 2010 and 2011.

Germany

The Company’s fully owned subsidiary, Trina Solar (Germany) GmbH (“TGM”) was subject to Germany profit tax at a rate of 32.9% in 2010 and 2011.

Italy

The Company’s fully owned subsidiary, Trina Solar (Italy) S.R.L. (“TIL”) was subject to Italian profit tax at a rate of 31.4% in 2010 and 2011.

Spain

The Company’s fully owned subsidiary, Trina Solar (Spain) S.L.U. (“TSP”) was subject to Spanish profit tax at a rate of 30.0% in 2010 and 2011.

TRINA SOLAR LIMITED

14.	TAX EXPENSE — continued

PRC

Under PRC’s Enterprise Income Tax Law (“EIT Law”), effective from January 1, 2008, domestically-owned enterprises and FIEs are subject to a uniform tax rate of 25%. In April 2009, Trina China received notification from a PRC tax authority which revoked a previous approval for the tax holiday on taxable income related to registered capital contributions made in 2008. As a result, during the year ended December 31, 2009, the Company recorded additional income tax expense of $6,513,160 for taxable profit arising from Trina China subsequent to January 1, 2008.

Under the EIT Law, the EIT rate shall be reduced to 15% for stated-encouraged High and New Technology Enterprises (“HNTE”). Trina China obtained a HNTE certificate in 2008 and was therefore entitled to a reduced EIT rate of 15% from 2008 to 2010. In 2011, Trina China renewed the HNTE certificate effective from 2011 to 2013. TST obtained a HNTE certificate in 2011 and was therefore entitled to a reduced EIT rate of 15% from 2011 to 2013.

The Company makes an assessment of the level of authority for each of its uncertain tax positions (including the potential application of interests and penalties) based on their technical merits, and has measured the unrecognized benefits associated with such tax positions. At December 31, 2010, the amounts of gross unrecognized tax benefits were $2,348,032. The aforementioned liability is recorded in liability for uncertain tax positions in the consolidated balance sheet. In accordance with the Company’s policies, it accrues and classifies interest and penalties related to unrecognized tax benefits as a component of the income tax provision. In 2011, the unrecognized tax benefits were settled pursuant to the approved Advance Pricing Agreement (“APA”) by the local tax bureau. As of December 31, 2011, the amount of gross unrecognized tax benefits were $nil. The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months.

The following table indicates the changes to the Company’s unrecognized tax benefits for the year ended December 31, 2011.

$
Beginning balance	2,348,032

Settled for the year	(2,348,032)

Ending balance	—

TRINA SOLAR LIMITED

14.   TAX EXPENSE — continued

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2006 through 2011 on non-transfer pricing matters, and from 2001 through 2011 on transfer pricing matters.

The provision for income taxes by tax jurisdictions for the years ended December 31, 2009, 2010 and 2011 is as follows:

	Years ended December 31,
	2009	2010	2011
	$	$	$

Income (loss) from operations before income tax:
PRC	135,683,290	181,458,007	(3,556,550)
Switzerland	—	200,309,460	(5,581,319)
United States	—	7,704,044	1,023,440
Other jurisdictions	(14,761,022)	(29,949,333)	(22,396,194)

Total income (loss) before income tax	120,922,268	359,522,178	(30,510,623)

Current tax expense:
PRC	35,248,557	32,166,137	7,416,997
Switzerland	—	21,802,460	—
United States	—	3,457,769	3,249,978
Others	—	99,283	1,222,252

Deferred tax (benefit) expense:
PRC	(10,552,726)	(9,011,416)	(1,742,264)
Switzerland	—	(68,883)	534,770
United States	—	(376,152)	(2,834,865)
Other jurisdictions	—	—	(537,249)
Total income tax expense	24,695,831	48,069,198	7,309,619

TRINA SOLAR LIMITED

14.   TAX EXPENSE — continued

A reconciliation between the provision for income tax computed by applying the applicable enterprise income tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years ended December 31,
	2009	2010	2011

Applicable enterprise income tax rate	25.0%	25.0%	25.0%
Different tax rate in other jurisdiction	2.9%	(5.5)%	(18.2)%
Effect of reduced tax rate	(11.1)%	(5.2)%	(2.8)%
Transfer pricing settlement in 2011	—	—	(6.2)%
Effect of different reversal rate	(1.6)%	(2.4)%	(21.9)%
Effect of change in valuation allowance	0.8%	0.8%	0.5%
Cancellation of preferential tax rate	4.7%	—	—
Tax effect of permanent differences	(0.3)%	0.0%	(0.4)%
Unrecognized tax benefits	—	0.7%	—
	20.4%	13.4%	(24.0)%

TRINA SOLAR LIMITED

14.   TAX EXPENSE — continued

The principal components of deferred income tax assets are as follows:

	Years ended December 31,
	2009	2010	2011
	$	$	$
Deferred tax assets:
Bad debts provision and others	1,759,248	7,673,965	5,371,073
Deferred revenues	2,693,787	1,005,139	3,449
Accrued expenses	3,678,010	6,147,803	8,475,330
Long-term payables	4,352,416	4,921,134	4,263,756
Inventory write-down	4,086,801	4,049,350	2,550,720
Advance to suppliers provision	1,051,551	1,793,446	2,494,574
Warranty provision	5,255,845	9,677,718	14,442,248
Net operating loss	—	—	2,448,583

Total deferred tax assets	22,877,658	35,268,555	40,049,733

Valuation allowance on deferred tax assets	(7,408,349)	(10,342,795)	(10,544,364)
Net deferred tax assets	15,469,309	24,925,760	29,505,369

Analysis as:
Current	5,543,246	10,258,325	10,466,825
Noncurrent	9,926,063	14,667,435	19,038,544
Total	15,469,309	24,925,760	29,505,369

Valuation allowances have been established for deferred tax assets based on a more likely than not threshold. As of December 31, 2011, a valuation allowance of $10,544,364 has been recorded in order to measure only the portion of the deferred tax asset that more likely than not will be realized.

Undistributed earnings of the Company’s subsidiaries of approximately $530.6 million at December 31, 2011 are considered to be indefinitely reinvested and accordingly, no provision for income taxes has been provided.

The Company has net operating losses of $19,084,332 as of December 31, 2011. Such losses will expire between 2016 and 2031.

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

The amount of the non-distributable general reserve fund was $25,311,389, $41,302,496, $41,359,798 as of December 31, 2009, 2010 and 2011, respectively. The amount of the welfare fund and bonus fund was $nil as of December 31, 2009, 2010 and 2011, respectively, as the Board of Directors elected not to make any appropriations to this fund.

The amount that is not subject to restrictions, and which may be transferred from Trina China in the form of dividends, loans or advances, is $226,081,199, $370,001,161 and $339,549,604 as of December 31, 2009, 2010 and 2011, respectively.

As a result of these PRC laws and regulations, the Company’s PRC subsidiary is restricted in its ability to transfer the registered capital and general reserve fund to Trina in the form of dividends, loans or advances and the restricted portion amounted to $410,311,389, $497,302,496 and $611,359,798 as of December 31, 2009, 2010 and 2011, respectively.

TRINA SOLAR LIMITED

16.   RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

The amounts due to related parties is $nil, $668,983 and $6,748,353 as of December 31, 2009, 2010 and 2011, respectively, include payable to Changzhou Youze S&T Co., Ltd and Changzhou Junhe Mechanical Co., Ltd. controlled by Mr. Weizhong Wu and Mr. Weifeng Wu, respectively, the brothers of Ms. Chunyan Wu, for Trina China’s purchase of polysilicon and wafers.

Related party transactions

In 2009, 2010 and 2011, Trina China purchased wafers for a total price of RMB36,980,734 ($5,415,446), RMB 69,890,654 (US$10,553,196) and RMB 167,159,850 ($26,529,520), respectively, from Changzhou Youze S&T Co., Ltd., a company controlled by Mr. Weizhong Wu, the brother of Ms. Chunyan Wu. The transactions were approved by the audit committee.

In 2010 and 2011, Trina China purchased equipment maintenance services for a total price of RMB10,811,133 ($1,611,704) and RMB12,634,837 ($2,005,243), respectively, from Changzhou Junhe Mechanical Co., Ltd., a company controlled by Mr. Weifeng Wu, the brother of Ms. Chunyan Wu.

In 2010, Trina China provided PV technical consulting services for a total price of US$452,987 to Shanghai Zhenhe New Energy S&T Development Co., Ltd., a company in which Trina China holds a 20% interest. The transactions were approved by the audit committee. In 2011, the Company obtained a dividend of $137,511 from Shanghai Zhenhe New Energy S&T Development Co., Ltd., which was recorded in other income in the consolidated statements of operations.

17.   COMMITMENTS AND CONTINGENCIES

a)     Capital commitments

As of December 31, 2011, the Company’s commitments to purchase property, plant and equipment is approximately $127.0 million associated with the expansion of the Company’s solar module business.

b)     Materials purchase commitments

As of December 31, 2011, the Company had entered into certain long-term silicon procurement contracts, under which the Company agreed to purchase silicon materials in an aggregate amount of approximately $14.5 billion over the next nine years.

Future materials purchase commitments are as follows:

Year ending December 31	$million
2012	497
2013	1,430
2014	1,626
2015	1,889
2016	1,860
Thereafter	7,217
Total	14,519

TRINA SOLAR LIMITED

17.   COMMITMENTS AND CONTINGENCIES — continued

c)     Operating lease commitments

The Company had operating lease agreements principally for its office properties in the PRC, Europe and the US. The Company’s lease expense was $827,707, $1,988,081 and $5,048,984 for the years ended December 31, 2009, 2010 and 2011, respectively.

Future minimum lease payments are as follows:

Year ending December 31	$
2012	3,011,460
2013	2,037,524
Total	5,048,984

d)     Contingencies

In July 2010 the Company was made aware of a contingent liability in the form of legal action brought against its Hong Kong subsidiary, Top Energy International Limited (“TEI”). The action stems from a 2008 transaction involving the exchange of silicon materials and subsequent claims involving material qualities. Given the claims were made outside contractual time limitations and upon disputed testing methodology, the Company believes the claimant would be unlikely to prevail. If, however, the claimant proved successful in such legal actions, the Company may become obligated to incur damages of up to approximately $4.3 million. The Company believes it is probable that it will incur a loss associated with this contingency and has recorded $0.8 million as of December 31, 2011, which represents the low end of the estimate range of $0.8 million and $1.58 million.

In October 2011, a trade action was filed with US governmental agencies in Washington, DC, alleging that imports of crystalline silicon photovoltaic cells and modules from China were sold at less than fair value and unfairly subsidized in violation of US antidumping and countervailing duty laws. The Company was identified as one of several Chinese exporters of these products to the US market and its US affiliate as one of the US importers. Violations of these laws can result in the retroactive imposition of significant additional duties on imports of these products from China. The Company has recorded an accrual of $3.3 million as of December 31, 2011, related to the countervailing duty allegations currently under investigation by the US Department of Commerce.  On March 20, 2012, the US Department of Commerce preliminary determination stipulated a Company-specific rate of 4.73%, which may be applied retroactively 90 days from March 26, 2012 (Federal Register notice date).  It is reasonably possible that the Company could be assessed penalties in excess of this amount; however, it is unable to reliably estimate the range of this additional exposure.

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

The following table summarizes the Company’s net revenues generated from different geographic locations:

	Years ended December 31,
	2009	2010	2011
	$	$	$
Europe:
- Germany	286,219,970	447,315,689	756,574,856
- Spain	101,849,024	404,130,517	271,071,071
- Italy	166,062,299	409,560,784	262,491,774
- Belgium	173,422,962	87,327,868	40,716,601
- Others	60,598,197	87,786,895	66,679,873
Europe Total	788,152,452	1,436,121,753	1,397,534,175
China	24,434,338	70,782,741	144,739,344
United States	13,238,207	262,300,116	440,298,709
Others	19,310,578	88,484,664	65,329,348
Total net revenues	845,135,575	1,857,689,274	2,047,901,576

The identifiable long-lived assets of the Company are substantially located in the PRC.

TRINA SOLAR LIMITED

19.   MAJOR CUSTOMERS AND SUPPLIERS

There is no customer that contributed more than 10% of net revenue or accounts receivable.

The following table summarizes suppliers which contributed more than 10% of total advances to suppliers:

	Advance to suppliers
	December 31,
	2009	2010	2011
	$	$	$
Company I	60,909,170	55,231,207	36,383,712
Company II	15,867,279	35,987,103	41,982,828
Company III	21,600,000	15,593,040	45,924,240
Company IV	17,744,468	10,611,000	4,440,450

TRINA SOLAR LIMITED

Appendix 1 — Subsidiaries of Trina

           The following table sets forth information concerning Trina’s subsidiaries:

	Place and date	Attributable
	of incorporation/	equity
Name of company	establishment	interest held	Principal activity

Changzhou Trina Solar Energy Co., Ltd.	PRC December 26, 1997	100%	Manufacturing and trading solar modules

Top Energy International Limited	Hong Kong July 18, 2006	100%	Procuring silicon and arranging tolling manufacturing

Trina Solar Korea Limited	Korea September 22, 2008	100%	Sales and marketing modules in Korea

Trina Solar (Singapore) Pte. Ltd.	Singapore August 5, 2009	100%	Investment holding

Trina Solar (Luxembourg) Holdings S.A.R.L.	Luxembourg August 6, 2009	100%	Investment holding

Trina Solar (U.S.) Inc.	U.S.A September 3, 2009	100%	Sales and marketing modules in United States of America

Trina Solar (U.S.) Holding Inc.	U.S.A September 8, 2009	100%	Investment holding

Trina Solar (Germany) GmbH	Germany September 28, 2009	100%	Sales and marketing modules in Germany

Trina Solar (Schweiz) AG	Switzerland October 29, 2009	100%	European sales center

Trina Solar (Luxembourg) S.A.R.L.	Luxembourg November 6, 2009	100%	Investing and trading solar power projects

Trina Solar (Spain) S.L.U.	Spain December 15, 2009	100%	Sales and marketing modules in Spain

Trina Solar (Italy) S.r.l.	Italy December 21, 2009	100%	Sales and marketing modules in Italy

TRINA SOLAR LIMITED

Appendix 1 — Subsidiaries of Trina — continued

	Place and date	Attributable
	of incorporation/	equity
Name of company	establishment	interest held	Principal activity

Trina Solar (Japan) Limited	Japan February 8, 2010	100%	Sales and marketing modules in Japan

Trina Solar Energy Development Pte. Ltd.	Singapore April 28, 2010	100%	Trading solar modules (including import and export)

Trina Solar (Hong Kong) Enterprise Limited	Hong Kong June 6, 2010	100%	Sales and marketing modules in Hong Kong.

Trina Solar (Changzhou) Science and Technology Co., Ltd	PRC June 23, 2010	100%	Manufacturing and trading solar modules

Trina Solar Energy (Shanghai) Co., Ltd,	PRC July 5, 2010	100%	Sales and marketing modules in China

Trina Solar (U.S.) Development LLC	U.S.A August 27, 2010	100%	Developing solar power project entity

TP-CA-SOUTH LLC	U.S.A August 27, 2010	100%	Sales and developing solar power project

Lucania S.r.l	Italy July 16, 2010	Variable interest	Developing solar power project entity

Trina Solar (Australia) Pty Ltd.	Australia May 3, 2011	100%	Sales and marketing modules in Australia

Trina Solar Middle East Limited	Masdar City, Abu Dhabi, UAE Nov 28, 2011	100%	PV consultancy, management, sales and marketing

Trina Solar (Italy) Development SPA	Milan, August 11, 2011	100%	PV project development

Trina Solar (France) SAS	21, Avenue Georges Pompidou, 69486 Lyon Cedex 3. May 12, 2011	100%	Sales and marketing modules in France

Upper Deerfield TP1 LLC	Delaware, USA June 8, 2011	100%	PV project development

Upper Deerfield Solar LLC	Delaware, USA June 8, 2011	100%	PV project development

LightBeam Power Company Gridley Main, LLC	Delaware, USA Date of acquisition: October 31, 2011	100%	PV project development

Placer Solar, LLC	California, USA Date of acquisition: March 8, 2011	90%	PV project development

Schedule

TRINA SOLAR LIMITED

Additional Information — Financial Statement Schedule I

These financial statements have been prepared in conformity with Accounting Principles

Generally Accepted in the United States

TRINA SOLAR LIMITED

NOTES TO SCHEDULE I

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Trina’s consolidated and unconsolidated subsidiaries not available for distribution to Trina as of December 31, 2009, 2010 and 2011 of $410,311,389, $497,302,496 and $611,359,798, respectively, exceeded the 25% threshold. The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

Guarantee

Trina Solar Limited (“TSL”) was the guarantor for several of its subsidiaries’ bank borrowings or facilities, which amounted to $427.6 million as of December 31, 2011 (see Note 10).

TRINA SOLAR LIMITED

BALANCE SHEETS
(In U.S. dollars)

	As of December 31,
	2009	2010	2011
	$	$	$

ASSETS
Current assets:
Cash and cash equivalents	100,836,223	99,283,656	43,204,022
Investment in securities	4,034,296	295,715	—
Other receivables	481,417	240,080	12,817
Total current assets	105,351,936	99,819,451	43,216,839
Deferred expenses	1,160,999	493,728	209,574
Amount due from group companies	63,665,428	160,680,006	119,927,513
Investment in subsidiaries	651,028,292	1,053,946,999	1,117,941,053
TOTAL ASSETS	821,206,655	1,314,940,184	1,281,294,979

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payable	8,858,977	5,030,568	8,413,582
Convertible notes	—	136,262,524	—
Total current liabilities	8,858,977	141,293,092	8,413,582
Convertible notes	133,035,624	—	127,756,000
Total liabilities	141,894,601	141,293,092	136,169,582

Shareholders’ equity:
Ordinary shares ($0.00001 par value; 73,000,000,000 shares authorized, 3,486,901,296, 3,964,085,354 and 3,982,271,362 shares issued and outstanding as of December 31, 2009, 2010 and 2011, respectively)	34,869	39,641	39,823
Additional paid-in capital	459,519,178	642,829,691	650,944,164
Retained earnings	208,317,651	519,770,631	481,950,538
Accumulated other comprehensive income	11,440,356	11,007,129	12,190,872
Total shareholders’ equity	679,312,054	1,173,647,092	1,145,125,397
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	821,206,655	1,314,940,184	1,281,294,979

TRINA SOLAR LIMITED

STATEMENTS OF OPERATIONS
(In U.S. dollars)

	Year ended December 31,
	2009	2010	2011
	$	$	$

Revenue	—	331,563	—

Operating expenses
Selling expenses	2,722,092	1,957,545	948,195
General and administrative expenses	8,337,343	10,760,015	11,108,266
Research and development expenses	396,239	438,181	573,646
Total operating expenses	11,455,674	13,155,741	12,630,107
Operating loss	(11,455,674)	(12,824,178)	(12,630,107)

Interest expense	(9,307,330)	(9,419,771)	(7,606,120)
Interest income	113,857	291,006	264,533
Equity in earnings (loss) of subsidiaries	116,875,584	331,756,996	(20,189,689)
Other income	—	1,650,607	2,341,290
Income (loss) before income taxes	96,226,437	311,454,660	(37,820,093)
Tax expense	—	(1,680)	—
Net income (loss)	96,226,437	311,452,980	(37,820,093)

TRINA SOLAR LIMITED

STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Year ended December 31,
	2009	2010	2011
	$	$	$

Operating activities:
Net income (loss)	96,226,437	311,452,980	(37,820,093)
Adjustments to reconcile net income to net cash used in operating activities:
Equity in (earnings) loss of subsidiaries	(116,875,584)	(331,756,996)	20,189,689
Gain on repurchasing senior convertible notes	—	—	(2,341,290)
Loss on change in fair value of investment in securities	—	—	295,715
Share-based compensation	4,278,502	5,955,047	7,958,434
Amortization of convertible bond issuance costs	3,905,195	3,899,771	2,101,948

Changes in operating assets and liabilities:
Other receivable	(30,264)	235,920	227,435
Deferred expenses	—	—	(80,317)
Accrued expenses and other payable	4,065,828	(3,828,410)	3,383,014
Net cash used in operating activities	(8,429,886)	(14,041,688)	(6,085,465)

Investing activities:
Investment in subsidiaries, net of cash acquired	(190,807,123)	(67,856,355)	(83,000,000)
Amounts due from group companies	156,814,803	(97,014,578)	40,752,493
Net cash used in investing activities	(33,992,320)	(164,870,933)	(42,247,507)

Financing activities:
Proceeds from issuance of ordinary shares, net off issuance costs	744,732	1,088,976	156,048
Proceed from issuance of ordinary shares, net of issuance costs	141,536,815	176,271,078	—
Payments for repurchase of senior convertible notes	—	—	(7,582,710)
Redemption of senior convertible notes	—	—	(320,000)
Net cash provided by (used in) financing activities	142,281,547	177,360,054	(7,746,662)

Net change in cash and cash equivalents	99,859,341	(1,552,567)	(56,079,634)
Cash and cash equivalents at the beginning of the year	976,882	100,836,223	99,283,656
Cash and cash equivalents at the end of the year	100,836,223	99,283,656	43,204,022

* * * * *