Form 20-F
period 2012-12-31
Trina Solar LTD
filed 2013-04-02
CIK 1382158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

3,946,062,783 ordinary shares, par value $0.00001 per share, as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

•                                          “Trina” refers to Trina Solar Limited;

•                                          “Trina China” refers to Changzhou Trina Solar Energy Co., Ltd.;

•                                          “TST” refers to Trina Solar (Changzhou) Science and Technology Co., Ltd.;

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

•                                          “shares” or “ordinary shares” refers to our ordinary shares, par value $0.00001 per share; and

•                                          “issued and outstanding” refers to our shares that have been issued, outstanding and paid in full, for the avoidance of doubt, excluding shares that have been set aside in relation to any share incentive plan or convertible debt security.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.2301 to $1.00, the noon buying rate in effect on December 31, 2012 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business.” On March 22, 2013, the noon buying rate was RMB6.2120 to $1.00.

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

PART I

Item 1.                                                         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.                                                         OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.                                                         KEY INFORMATION

A.            Selected Financial and Operational Data

The following selected consolidated statement of operations data (other than ADS data) for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Our selected consolidated statements of operations data (other than ADS data) for the years ended December 31, 2008 and 2009 and our consolidated balance sheets data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands, except for share, per share, operating data and percentages)
Consolidated Statement of Operations Data
Net sales	$831,901	$845,136	$1,857,689	$2,047,902	$1,296,655
Cost of goods sold	667,459	607,982	1,273,328	1,715,260	1,239,412
Gross profit	164,442	237,154	584,361	332,642	57,243
Operating expenses:
Selling expenses	20,302	30,940	75,677	100,427	118,885
General and administrative expenses	41,114	65,406	72,711	157,129	176,719
Research and development expenses	3,039	5,439	18,625	44,120	26,511
Total operating expenses	64,455	101,785	167,013	301,676	322,115
Income (loss) from operations	99,987	135,369	417,348	30,966	(264,872)
Foreign exchange (loss) gain	(11,802)	9,958	(36,156)	(27,435)	908
Interest expense	(24,558)	(27,095)	(33,952)	(35,021)	(51,887)
Interest income	2,944	1,667	2,590	3,056	8,552
Derivatives (loss) gain	(1,067)	(1,590)	9,476	(11,393)	8,542
Other (expense) income, net	(156)	2,613	216	9,317	6,797
Income (loss) before income taxes	65,348	120,922	359,522	(30,510)	(291,960)
Income tax (expense) benefit	(4,609)	(24,696)	(48,069)	(7,310)	25,405
Net income (loss)	60,739	96,226	311,453	(37,820)	(266,555)
Net loss attributable to the noncontrolling interest	—	—	—	— (1)	— (1)
Net income (loss) attributable to Trina Solar Limited Shareholders	$60,739	$96,226	$311,453	$(37,820)	$(266,555)
Earnings (loss) per ordinary share:
Basic	$0.02	$0.04	$0.09	$(0.01)	$(0.08)
Diluted	$0.02	$0.03	$0.08	$(0.01)	$(0.08)
Earnings (loss) per ADS(2):
Basic	$1.23	$1.77	$4.58	$(0.54)	$(3.77)
Diluted	$1.20	$1.69	$4.18	$(0.54)	$(3.77)
Weighted average ordinary shares outstanding:
Basic	2,501,202,680	2,724,185,761	3,402,701,503	3,521,182,416	3,534,829,694
Diluted	2,690,723,390	3,131,505,181	3,833,713,796	3,521,182,416	3,534,829,694
Weighted average ADS outstanding:(2)
Basic	50,024,054	54,483,715	68,054,030	70,423,648	70,696,594
Diluted	53,814,468	62,630,104	76,674,276	70,423,648	70,696,594

Consolidated Financial Data
Gross margin	19.8%	28.1%	31.5%	16.2%	4.4%
Net margin	7.3%	11.4%	16.8%	(1.8)%	(20.6)%
Consolidated Operating Data
PV modules shipped (in MW)	201.0	399.0	1,057.0	1,512.0	1,594.0
Average selling price ($/W)	$3.92	$2.10	$1.75	$1.33	$0.78

	As of December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$132,224	$406,058	$752,748	$816,780	$807,276
Restricted cash	44,991	72,006	38,035	79,602	110,920
Inventories	85,687	81,154	79,126	249,779	318,504
Accounts receivable, net	105,193	287,950	377,317	466,537	390,157
Total current assets	419,883	927,517	1,415,139	1,768,722	1,765,487
Property, plant and equipment, net	357,594	476,858	571,467	919,727	893,340
Total assets	940,116	1,548,698	2,132,089	2,877,448	2,864,857
Short-term borrowings and current portion of long-term borrowings	248,558	267,428	158,652	389,472	875,821
Accounts payable	62,504	186,535	188,000	472,092	423,985
Total current liabilities	335,714	515,401	600,070	1,007,435	1,479,155
Accrued warranty costs	12,473	21,023	38,711	58,810	65,780
Long-term borrowings, excluding current portion	14,631	182,516	299,977	520,151	415,150
Total equity	436,501	679,312	1,173,647	1,145,325	881,785
Total liabilities and equity	$940,116	$1,548,698	$2,132,089	$2,877,448	$2,864,857

(1)              The amount of net loss attributable to the noncontrolling interest is less than one thousand for the years ended December 31, 2011 and 2012.

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

                We are affected by solar power markets and industry trends.  Weakened global economic conditions may affect the availability of financing, which in turn would slow the demand for photovoltaic, or PV, projects.  As a result of global economic conditions, some governments may implement austerity measures that reduce the feed-in tariffs and other subsidies designed to benefit the solar industry.  In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis.  During the same period, increased manufacturing capacity combined with decreased demand for and prices of polysilicon caused a decline in the prices of solar power products.  In 2011, a decrease in payment to solar power producers, in the form of feed-in tariffs and other reimbursements, and a reduction in available financing caused a decrease in the growth in a number of solar power projects in the European markets.  Payments to solar power producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as feed-in tariffs, which tariffs require public utility companies to pay higher prices for solar power than for power generated through conventional means. Furthermore, many downstream purchasers of solar power products were unable to secure sufficient financing for the solar power projects due to the global credit crunch.  As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations.  These market conditions were exacerbated by an over-supply of solar power products primarily driven by an increase in manufacturing capacity that continued through 2011, which adversely affected the prices of solar power products. In 2012, the European governments reduced their support in the European markets that have traditionally relied upon feed-in-tariffs to support demand and newer markets utilized feed-in-tariffs and power purchase agreement to support demand, which in the aggregate resulted in a marked decline in the global growth rate of demand for solar products. In addition, a number of manufacturers faced cash liquidity pressures, which caused the prices of solar power products to decrease. Demand for solar power is also influenced by macroeconomic factors such as global economic conditions, the supply and prices of other energy products such as oil, coal and natural gas, and government regulations and policies concerning the electric utility industry. A decrease in oil prices, for example, may reduce demand for investment in alternative energy.

If these negative market and industry trends continue and demand for solar power projects and solar power products weakens as a result, our business and results of operations may be materially and adversely affected.

Fluctuations in polysilicon prices may affect our margins.

Polysilicon is an essential raw material used in the production of solar cells and modules. Prior to the second half of 2008, there was an industry-wide shortage of polysilicon, primarily as a result of the growing demand for solar power products. According to Solarbuzz, an independent solar energy research and consulting firm, spot prices for solar grade polysilicon were in the range of $230-$375 per kilogram for most of the first half of 2008 and rose to a peak of $450-$475 per kilogram by mid-2008. Increases in the price of polysilicon have in the past increased our production costs, and any significant price increase in the future may adversely impact our business and results of operations. Due to the historical scarcity of polysilicon, supply chain management and financial strength were the key barriers to entry. Beginning in late 2008, however, newly available polysilicon capacity has resulted in an increased supply of polysilicon, which created downward pressure on prices. According to Solarbuzz, the average prices of long-term polysilicon supply contracts were $52-$57 per kilogram, approximately $38 per kilogram and approximately $22-$24 per kilogram during the fourth quarters of 2010, 2011 and 2012, respectively. According to Solarbuzz, spot prices for solar grade polysilicon were $75-$85 per kilogram, approximately $30 per kilogram and $16-$17 per kilogram during the fourth quarters of 2010, 2011 and 2012, respectively.

The price of polysilicon may not continue to decline or remain at its current levels. Increases in the price of polysilicon have in the past increased our cost of goods sold, and any significant price increase in the future may adversely impact our margins. We purchase polysilicon from a limited number of international and domestic suppliers. Consistent with market practice, our medium and long-term supply contracts generally contain price adjustment provisions that offer both parties the right to adjust contract price when the fluctuation of market price during a specified period has exceeded a threshold as agreed to by both parties. If the market price of polysilicon increases significantly in the future, our counterparties will be able to renegotiate contract prices with us based on the then market price. Further, in 2011 and 2012, we renegotiated several medium-term and long-term supply contracts that required us to purchase polysilicon at a predetermined price or quantity to more closely link our purchase costs with market prices. If there is a significant increase in polysilicon price and the contract prices are renegotiated or adjusted higher, our cost of goods sold may be materially and adversely affected.  Moreover, as the prices of other silicon-based raw materials, including ingots and wafers, are correlated to the price of polysilicon, an increase in the price of polysilicon would likely lead to increases in the prices of other silicon-based raw materials that we source from third parties.  Due to the volatility of polysilicon prices, we also recently renegotiated our wafer purchase amounts and prices under a long-term framework agreement with a third party to more closely track market prices.   We cannot assure you that our polysilicon procurement strategy will be successful in ensuring that we have an adequate supply of polysilicon at commercially viable prices to meet our requirements. Further, if the price of polysilicon increases faster than the increase in the price of PV modules, we may be unable to pass the increase to our customers, or if the price of PV modules decreases more quickly than the decrease in the price of polysilicon, our results of operations could be materially and adversely affected.

We continue to rely on a limited number of third-party suppliers and manufacturers for silicon-based raw materials for our products and toll services, which could prevent us from delivering our products to our customers within required time frames and result in sales and installation delays, cancellations, liquidated damages and loss of market share.

We purchase silicon-based raw materials, including polysilicon, ingots and wafers, from a limited number of domestic and international suppliers, and from time to time we source or contract toll services from third party manufacturers to manufacture some of our wafers. We purchase non-silicon-based raw materials from many sources. If we fail to develop or maintain our relationships with key third party suppliers or manufacturers, we may be unable to manufacture our products timely or our products may only be available at a higher cost or after a long delay. If we do not deliver products to our customers within the required time frames, we may experience order cancellations, loss of market share and legal action.

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

If we do not successfully renegotiate our medium-term and long-term contracts with our polysilicon and wafer suppliers, our raw material costs and our excess inventory may increase.

We purchase polysilicon from a limited number of international and domestic suppliers using short-term, medium-term and long-term contracts.  Several of these medium-term and long-term contracts are partially pre-paid.  From the fourth quarter of 2008, the price of polysilicon decreased rapidly due to the increased supply of polysilicon that resulted from intensive investments in silicon manufacturing. As a result of the decrease in the price of polysilicon in late 2008 and early 2009 we renegotiated most of our medium-term and long-term contracts to reduce the purchase price, thereby reducing our costs.  In 2011 and 2012, due to a general decrease in polysilicon prices, we renegotiated several medium-term and long-term supply contracts that required us to purchase polysilicon at a pre-determined price or quantity to more closely link our purchase costs with market prices.  Due to the volatility of polysilicon prices, we also recently renegotiated our wafer purchase amounts and prices under a long-term framework agreement with a third party to more closely track market prices.  See “Item 4.  Information on the Company—B. Business Overview—Silicon-based Raw Material Supplies” for more information.  If we are required to renegotiate our polysilicon and wafer contracts in the future and we are unable to reach an agreement with terms favorable to us, we may be placed at a competitive disadvantage compared to our competitors, and our earnings could decline.  In addition, if demand for our PV products decreases, yet our supply agreements require us to purchase more polysilicon or wafers than required to meet our actual customer demand, we may incur costs associated with carrying excess inventory.  To the extent we are not able to pass these increased costs on to our customers, our business, cash flows, financial condition and results of operations may be materially and adversely affected.

The determination by U.S. and European Union authorities that our export sales are in violation of international fair trade rules could impede our access to important export markets.

Solar panel manufacturing companies in the United States filed antidumping and countervailing duty actions against imports of Chinese solar panels in 2011. These actions resulted in investigations by U.S. authorities, namely the Department of Commerce and International Trade Commission. On October 10, 2012, the Department of Commerce announced its final affirmative determination regarding antidumping and countervailing duties applicable to the importation of crystalline silicon PV cells into the United States, whether or not assembled into modules, from China. On November 7, 2012, the International Trade Commission announced its affirmative determination that imports of crystalline silicon PV cells into the United States from China cause “material injury” to the U.S. domestic industry. As a result, the Department of Commerce has issued antidumping and countervailing duty orders on our imports at an effective net rate of 23.75%, comprised of an antidumping duty margin of 18.32% and subsidy rate of 15.97%, minus 10.54% under the Department of Commerce rules to avoid a double application of calculated duties. In February 2013, we filed appeals, as did other parties, with the U.S. Court of International Trade, challenging various aspects of the Department of Commerce’s findings. We may not be successful in our appeals, and if the domestic industry’s appeals are successful, the scope of the antidumping and countervailing duty orders could be expanded and the net rate applicable to our imports into the United States could be increased, which could adversely affect our export sales to the United States.

In addition, on September 6, 2012, the European Commission announced the initiation of an anti-dumping investigation concerning imports into the European Union of crystalline silicon PV modules and key components (i.e., cells and wafers), originating in China. On November 8, 2012, the European Commission announced the initiation of an anti-subsidy investigation concerning imports into the European Union of crystalline silicon PV modules and key components originating in China. Further, on March 6, 2013, the European Commission also moved to require registration of imports of silicon PV modules and key components into the European Union from China. The European Commission is expected to issue its provisional findings concerning its anti-dumping investigation by June 5, 2013, and concerning its anti-subsidy investigation by August 5, 2013. Its decision as to the imposition of any definitive measures will be presented before December 5, 2013. As one of the China-based suppliers of these products to the European Union, if the European Commission assesses duties on the importation of these products, it could materially and adversely affect our affiliated European Union import operations and increase our cost of selling into the region and thus could adversely impact our export sales to the European Union, which is our largest market.

It is also possible that other antidumping or countervailing duty or other import restrictive proceedings will be initiated in any number of additional jurisdictions. For example, in November 2012 India also initiated anti-dumping investigations against solar cell imports from China, the United States, Malaysia and Taiwan. Though our policy is that all of our export sales comply with international trade practices, we cannot guarantee that the government agencies in the jurisdictions in which actions are brought will reach the same conclusion. Violations of antidumping and countervailing duty laws can result in significant additional duties imposed on imports of our products into these countries, which increase our costs of accessing future additional markets. As a result of the duties imposed by U.S. authorities, or if duties are imposed on our PRC-manufactured products, we may adjust our business strategy for selling into these jurisdictions, including moving part of our manufacturing operations overseas. Any change in our business strategy would create a number of operational and legal uncertainties. Any of the above scenarios may materially and adversely impact our sales, thereby limiting our opportunities for growth.

We have been named as a defendant in certain purported legal and administrative actions that may have a material adverse impact on our operating results and financial condition.

We have to defend against legal and administrative actions described in Item 8 of this annual report, “Item 8.  Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” including a lawsuit brought by the trustee of Solyndra LLC and trade actions.  We may consider appealing the outcome of such legal and administrative actions should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these legal and administrative actions and disputes. Any unfavorable outcome from these actions and disputes, including an appeal of the judgment or outcome in these actions and disputes, may have a material adverse effect on our consolidated financial position, results of operations, or cash flows in the future. The legal and administrative proceedings may utilize a material portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any such appeal and any adverse outcome of these cases could have a material adverse effect on our business or results of operations.

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

The scope of the government incentives for solar power depends, to a large extent, on political and policy developments relating to environmental concerns in a given country, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Federal, state and local governmental bodies in many of our primary-targeted markets, notably, Germany, Italy, the United Kingdom and other countries in Europe, China, the United States, Australia, India, Japan, as well as other markets in Asia, Africa, the Middle East, Latin America and the Caribbean Islands have provided subsidies and economic incentives in the form of capital cost rebates, feed-in tariffs, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products. Policy shifts could reduce or eliminate these government economic incentives altogether. For example, the rapid rises of the German and Spanish markets were largely due to the government policies of those countries that set feed-in tariff terms at attractive rates.

However, in September 2008, the Spanish government introduced a feed-in-tariff cap of 500 megawatts, or MW, which limited demand in the grid-connected market in Spain. Additionally, in December 2010, the Spanish government reduced the maximum allowable annual operating hours for which PV systems could earn feed-in-tariff payments. In 2009, the German government reduced solar feed-in tariffs by 9%. In January, July and October of 2010, Germany introduced further solar feed-in tariffs reductions of approximately 24—26% for rooftop systems and 20—25% for ground-based systems. Germany further reduced its feed-in tariffs in the beginning of 2012 by 15% to up to 24.43 Euro cents per kilowatt hour for rooftop systems and up to 18.76 Euro cents per kilowatt hour for ground-based systems. In September 2012, Germany introduced further feed-in tariff reduction of 1% monthly for roof-based systems while reducing or eliminating feed-in tariffs for ground-based systems.  All such reductions may result in a significant fall in the price of PV products in order to support continued demand. In 2010, 2011 and 2012, Germany accounted for 24.1%, 37.0% and 33.1% of our net sales, respectively, Spain accounted for 21.8%, 13.2% and 1.3% of our net sales, respectively, and the United States accounted for 14.1%, 21.5% and 25.5% of our net sales, respectively, based on record country of sales. We believe that uncertainty in political and policy developments may lead to increased competition among solar manufacturers. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. Further, austerity measures being implemented by many countries attempting to lower national spending may reduce subsidies to the solar industry.  A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenues to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Demand for our products may be adversely affected by the effect of the current economic and credit environment on our customers.

Europe, the United States and international economies have recently experienced a period of slow economic growth. Near-term economic recovery remains uncertain. In particular, the credit and housing crises, terrorist acts and similar events, continued turmoil in the Middle East or war in general could contribute to a slowdown of the market demand for products that require significant initial capital expenditures, including demand for solar power products. For example, global economics, capital markets and credit disruptions have resulted in slower investments in new installation projects that make use of solar power products. Existing projects have also been delayed as a result of the credit crisis and other disruptions. If the economic recovery slows as a result of the economic turmoil we may experience decreases in the demand for our solar power products, which may harm our operating results.

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

Under supply contracts with several of our multi-year polysilicon and our equipment suppliers, consistent with industry practice, we have made prepayments to our suppliers prior to the scheduled delivery dates for polysilicon and equipment. In many such cases, we made the prepayments without receiving collateral for such payments. As a result, our claims for such payments would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our prepayments. Furthermore, if demand for our products decreases, we may incur costs associated with carrying excess materials. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition and results of operations.

We have significant outstanding bank borrowings and capital expenditure needs, and we may not be able to arrange adequate financing when our outstanding borrowings mature or when capital expenditures are required.

We typically require a significant amount of cash to fund our operations, especially prepayments or loans to suppliers to secure our polysilicon supply requirements. We also require a significant amount of cash to meet future capital requirements, including the expansion of our PV product manufacturing facilities and research and development activities in order to remain competitive. Future acquisitions, expansions, market changes or other developments may cause us to require additional funds. As of December 31, 2012, we had $807.3 million in cash and cash equivalents, $110.9 million in restricted cash and $1,374.6 million in outstanding borrowings, including convertible senior notes, of which approximately $959.4 million was due within one year. We have historically negotiated to renew our loans shortly before they mature.  In the event that we are unable to extend or renew these borrowings, or if we are unable to obtain sufficient alternative funding at reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. We do not plan to utilize capital expenditures for capacity expansion in 2013 in addition to our working capital requirements. Our business might not generate sufficient cash flow from operations to repay these borrowings, some of which are secured by significant amounts of our assets, and at the same time fund our capital expenditures. In addition, repaying these borrowings and capital expenditures with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth, and may have a material adverse effect on our business, financial condition and future prospects. If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may decrease materially. Moreover, future turmoil in the credit markets and the potential impact on the liquidity of financial institutions may have an adverse effect on our ability to fund our business through borrowings, under either existing or newly created instruments in the public or private markets on terms that we believe to be reasonable, if at all. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and market price of ADSs and could require us to delay or abandon critical development plans.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we may not be able to compete successfully and we may lose or be unable to gain market share.

The market for solar power products is competitive and fast evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. We compete with other PV module manufacturing companies, including dedicated PV manufacturers such as Yingli Green Energy Holding Co., Ltd., Suntech Power Holdings Co., Ltd., First Solar, Inc. and GCL Solar Energy Technology Holdings Inc. as well as multinational conglomerates such as Sharp Electronic Corporation and Mitsubishi Electric Corporation. Some of our competitors have also become vertically integrated, from polysilicon production, silicon ingot and wafer manufacturing to solar power system integration, such as Renewable Energy Corporation ASA and SolarWorld AG Some of our competitors may have a stronger market position than ours, more sophisticated technologies and products, greater resources and better name recognition than we do. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs.

The barriers to entry are relatively low in the PV module manufacturing business, given that manufacturing PV modules is labor intensive and requires limited technology. Because of the scarcity of polysilicon in the past few years, supply chain management and financial strength were the key barriers to entry. As the shortage of polysilicon has eased since 2008, these barriers to entry become less significant and many new competitors may enter the industry and cause the industry to rapidly become over-saturated. Many mid-stream solar power products manufacturers have been seeking to move downstream to strengthen their position in regional markets. They are expected to leverage their existing sales capacity as the industry faces challenges posed by the economic downturn. In addition, we may also face new competition from semiconductor and other manufacturers who are developing thin film and other PV technologies that are designed to offer economic or performance advantages, several of which have already announced their intention to start production of solar cells or module products. Decreases in polysilicon prices and increases in PV module production could result in substantial downward pressure on the price of PV modules and intensify the competition we face.

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

We currently sell a significant portion of our PV modules to a limited number of customers. In 2010, 2011 and 2012, sales to our top five customers accounted for approximately 24.9%, 23.3% and 25.1%, respectively, of our total net sales. Our largest customer contributed approximately 9.1% of our net sales in 2012. Sales to our customers are typically made through non-exclusive, short-term arrangements. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

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

We have historically required our customers to make an advance payment of a certain percentage of their orders, a business practice that helped us to manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. In line with market trends, this practice of requiring our customers to make advance payments is on the decline, which in turn has increased our need to obtain additional short-term borrowings to fund our working capital requirements. In 2012, a majority of our revenues were derived from credit sales, generally with payment schedules due according to negotiated contracts. In addition, some of our customers pay us through drawn upon acceptance, open account and letter of credit terms, which typically take 90 to 120 days to process in order for us to be paid, though in some instances the pay period may be longer. Despite the more lenient payment terms, any of our customers may fail to meet their payment obligations, especially due to the global economic crisis and the resulting decrease in the availability of financing, which would materially and adversely affect our financial position, liquidity and results of operations.

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

As of December 31, 2012, we had an annual manufacturing capacity of ingots and wafers of approximately 1,200 MW and cells and modules of approximately 2,400 MW. We do not currently plan to build new facilities to increase our annual manufacturing capacity of cells, ingots, wafers or modules during 2013 and plan to incur capital expenditures of up to $65 million to maintain or enhance our existing manufacturing facilities for new products, increased module efficiencies and systems-related initiatives. However, as we take into account market views concerning both customer demand and the commercial lending environment for financing PV system installations in our respective sales markets, as well as our strategy to expand prudently while preserving liquidity, we may later decide to expand our capacity during 2013 or at a future date. If we develop an expansion plan but fail to implement that plan as expected, experience a delay in the ramp up or fail to achieve our targeted yields, our business and results of operations may be materially and adversely affected.

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

Our PV modules have typically been sold with a five-year warranty for defects in materials and product workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. In 2011, we extended the product workmanship warranty to 10 years and began to guarantee that module power output will not decrease by more than approximately 0.7% per year after the initial year of service. We believe our warranty periods are consistent with industry practice. We only began to sell PV modules in November 2004. Although we conduct accelerated reliability testing of our PV modules, our PV modules have not been and cannot be tested in an environment simulating the 25-year warranty period. As a result, we may be subject to unexpected warranty expense and associated harm to our financial results for as long as 25 years after the sale of our products. Our warranty provisions for the years ended December 31, 2010, 2011 and 2012 were $17.9 million, $21.9 million and $12.5 million, respectively. Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

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

Our current business strategy includes plans to expand into select downstream markets, such as systems integration and project development, which we believe are natural extensions of our vertically integrated business model. These expansion plans may include investments in downstream companies and joint ventures and formation of strategic alliances with third parties for balance of system technologies, engineering, procurement and construction services, and related financing needs. However, these plans may require significant capital expenditures, which could be used in pursuit of other opportunities and investments. Additionally, our experience in the solar power products manufacturing industry may not be as relevant or applicable in downstream markets. We may also face intense competition from companies with greater experience or established presence in the targeted downstream markets or competition from our industry peers with similar expansion plans. Furthermore, we may not be able to manage or control entities which we invest in or provide adequate resources to such entities to maximize the return on our investments. In the case of joint ventures and strategic alliances with third parties, we may face risks associated with the sharing of proprietary information, loss of control of operations that are material to our business and profit sharing arrangements. We may also consider acquisitions of existing downstream players, in which we may face difficulties related to the integration of the operations and personnel of acquired businesses and the division of resources between our existing and acquired downstream operations.

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

If solar power technology is not adopted widely, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may further decline and we may be unable to sustain our profitability.

The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Market data on the solar power industry are not as readily available as those for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. We sell and market our products to a growing number of worldwide markets where government incentives are accelerating the adoption of solar power. In recent years, we have also increased our sales in newer and emerging solar power markets, which include China, the United States, the United Kingdom, Australia, India, Israel and Japan, as well as other markets in Asia, Africa, the Middle East, Latin America and the Caribbean Islands. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products in our targeted markets, including:

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

The solar power market is characterized by evolving technologies and standards that result in improved features, such as more efficient and higher power output, improved aesthetics and smaller size. This requires us to develop new solar power products and enhance existing products to keep pace with evolving technologies and changing customer requirements. A variety of competing solar technologies that other companies may develop could prove to be more cost-effective and perform better than our technologies. For example, thin-film technologies are competing technologies in the solar power industry. According to Solarbuzz, in 2012, thin-film technologies represented approximately 10% of the solar market, compared to approximately 90% for crystalline technology. Thin-film technologies allow for lower production costs for solar cells by using lower amounts of semiconductor materials. Thin-film solar cells generally have a lower conversion efficiency rate than crystalline solar cells.

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

In the past, we began constructing and operating facilities without having obtained all of the necessary construction and environmental permits. Although we have subsequently obtained all of the construction and environmental permits and approvals for these facilities, we could be subject to fines or penalties for our past non-compliance.

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

In particular, the manufacturing processes for producing polysilicon employ processes that generate toxic waste products, including the highly volatile and highly toxic substance silicon-tetrachloride. We purchase our polysilicon from our suppliers in the United States, Germany, South Korea and China. If any of our suppliers fails to comply with environmental regulations for the production of polysilicon and the discharge of the highly toxic waste products, we may face negative publicity which may have a material adverse effect on our business and results of operations. Furthermore, if any of our suppliers are forced to suspend or shut down production due to violations of environmental regulations, we may not be able to secure enough polysilicon for our production needs on commercially reasonable terms, or at all.

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

In 2010, 2011 and 2012, we sold approximately 96.2%, 92.9% and 87.0%, respectively, of our products to customers outside of China. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2012. See “Item 15. Controls and Procedures.” If we fail to maintain effective internal control over financial reporting in the future, it could result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. We have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our independent registered public accounting firm’s audit documentation related to their audit report included in this annual report may be located in China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Our operations are principally conducted in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s report included in our filings with the SEC is not currently inspected by the PCAOB.

Inspections conducted by the PCAOB outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to audits outside China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of five global accounting firms, including our independent registered public accounting firm. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, at the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission, or CSRC. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our independent registered public accounting firm or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations will find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

Fluctuations in exchange rates could adversely affect our business.

The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. However, from July 2008 until June 2010, the Renminbi traded stably within a narrow range against the U.S. dollar. In June 2010, the People’s Bank of China announced that the PRC government would reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. Between June 30, 2010 and December 31, 2012, the value of the Renminbi appreciated approximately 8.9% against the U.S. dollar and we cannot predict how this new policy will impact the Renminbi exchange rate going forward.

Most of our sales are denominated in Euros, with the remainder in U.S. dollars and Renminbi, while a substantial portion of our costs and expenses is denominated in Renminbi, with the remainder in U.S. dollars. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, may affect our net profit margins and could result in fluctuations in foreign currency exchange and operating gains and losses. We had a foreign exchange gain of approximately $0.9 million in 2012. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries in China, any significant fluctuation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares. As a large proportion of our revenues are paid to us in Euros, fluctuation between the Euro and the Renminbi may also have a material effect on our results of operations.

Starting from October 2008, we have entered into a series of foreign currency forward contracts with several commercial banks to hedge our exposure to foreign currency exchange risk. As of December 31, 2012, we had foreign currency forward contracts with a total contract value of approximately $177.5 million. We do not use foreign currency forward contracts to hedge all of our foreign currency denominated commitments. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we forgo the potential benefits that might result from favorable fluctuations in foreign currency exchange. Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test generally will be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

We conduct substantially all of our manufacturing operations through our wholly-owned subsidiaries, Trina China and TST, both of which are limited liability companies established in China. Trina China and TST are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always consistent and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government decisions by the superior government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Our ability to make distributions and other payments to our shareholders depends to a significant extent upon the distribution of earnings and other payments made by Trina China and TST.

We conduct substantially all of our operations through Trina China and TST. Our ability to make distributions or other payments to our shareholders depends on payments from Trina China and TST, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to Trina China and TST and their respective articles of association, Trina China and TST are required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of these reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2012, these general reserves amounted to $49.3 million, accounting for 8.5% of the registered capital of Trina China and TST. In addition, under the Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, which became effective January 1, 2008, dividends from Trina China to us are subject to a 10% withholding tax to the extent that we are considered a non-resident enterprise under the EIT Law. See “—The expiration or reduction of tax incentives by the PRC government may have a material adverse effect on our results of operations” and “Item 4. Information on the Company—Regulation—Tax.” Furthermore, if Trina China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Foreign exchange transactions by Trina China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if either Trina China or TST borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance Trina China and TST by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce, or MOFCOM, or its local counterparts. These limitations could affect the ability of Trina China to obtain foreign exchange through debt or equity financing.

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

The EIT Law imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the EIT law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term.  In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the new EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein. In September 2008, Trina China obtained the High and New Technology Enterprise Certificate with a valid term of three years starting from 2008. In 2011, Trina China renewed its High and New Technology Enterprise Certificate, effective from 2011 to 2013. Therefore, Trina China is entitled to a preferential income tax rate of 15% from 2008 through 2013 as long as it maintains its qualification as a “high and new technology enterprise strongly supported by the State” under the EIT Law. Also, in 2011, TST obtained the High and New Technology Enterprise Certificate, effective from 2011 to 2013 and is entitled to a preferential income tax rate of 15%. If either Trina China or TST fails to maintain the “high and new technology enterprise” qualification, their applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future. Any discontinuation of preferential tax treatment or any increase of the enterprise income tax rate applicable to Trina China could have a material adverse effect on our financial condition and results of operations.

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

Under the EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, human resources, finance and accounting, and properties of the enterprise. The State Administration of Taxation, or SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain criteria for determining whether the “de facto management body” of an offshore-incorporated enterprise controlled by PRC enterprises is located in China. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of SAT Circular 82. Bulletin 45 clarifies certain issues relating to the determination of PRC resident enterprise status, post determination administration and the authorities responsible for determining offshore incorporated PRC resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise.  Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC or foreign individuals or foreign enterprises, the criteria set forth therein may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC or foreign enterprises or individuals. Accordingly, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income other than dividends from our PRC subsidiaries, which could significantly increase our tax burden and materially adversely affect our cash flow and profitability. Notwithstanding the foregoing provision, the EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Trina is classified as a resident enterprise, the dividends received from its PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like Trina, having ownership interest in a PRC enterprise.

Moreover, under the EIT law, a withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC unless such non-resident enterprises can claim treaty protection. As such, these non-resident enterprises would enjoy a reduced withholding tax from treaty. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% withholding tax if such gain is regarded as income derived from sources within the PRC. If Trina is considered a PRC resident enterprise, it is likely that the dividends Trina pays with respect to its ordinary shares or ADSs, or the gain you may realize from the transfer of Trina’s ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC withholding tax.

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

The approval of the China Securities Regulatory Commission might have been required in connection with our initial public offering, and, if required, we could be subject to sanction, fines and other penalties.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC enterprises or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. Based on the advice we received from Fangda Partners, our PRC counsel, we did not seek the CSRC approval in connection with our initial public offering as we believe that this regulation does not apply to us and that CSRC approval is not required because (1) Trina is not a special purpose vehicle formed for the purpose of acquiring a PRC domestic company because Trina China was a foreign-invested enterprise before it was acquired by Trina, and, accordingly, Trina China did not fall within the definition of a PRC domestic company as set forth in the new regulation; and (2) such acquisition was completed before the new regulation became effective.

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

We may be subject to Regulations on National Security Review of Merger and Acquisition by Foreign Investors, which could jeopardize future transactions

On February 3, 2011, the State Council promulgated Circular 6, a notice on the establishment of the security review system for mergers and acquisitions of domestic enterprises by foreign investors, which became effective on March 3, 2011. To implement Circular 6, the MOFCOM promulgated the MOFCOM Security Review Rules on August 25, 2011 which became effective on September 1, 2011. According to Circular 6 and the MOFCOM Security Review Rules, a national security review is required for certain mergers and acquisitions by foreign investors of enterprises relating to national defense and certain mergers and acquisitions by which foreign investors may acquire de facto control of domestic enterprises raising national security concerns. When deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the national security review, the MOFCOM will look into the substance and actual impact of the transaction and the foreign investors are prohibited from bypassing the national security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. In addition, if a merger or acquisition by foreign investors which was not submitted for national security review, or was determined to have no impact on national security after such review, but thereafter, due to changed elements, including modification of the merger, change of business activities or acquisition transaction or amendment of the relevant agreements or documents and other changes, involves an enterprise relating to national defense or a change of de facto control of a domestic enterprise raising national security concerns such that it becomes subject to national security review, the foreign investor to such merger or acquisition will be required to file an application for national security review with the MOFCOM. Currently, there are no public provisions or official interpretations specifically providing that our current businesses fall within the scope of national security review and there is no requirement that foreign investors to those merger and acquisition transactions completed prior to the promulgation of the Circular 6 take initiatives to submit such transactions to MOFCOM for national security review. However, as the MOFCOM Security Review Rules and the Circular 6 are relatively new and there is no clear statutory interpretation on their implementation, there is no assurance that the relevant PRC regulatory authorities will have the same view as us when applying them.  Moreover, there exists the possibility that our future merger and acquisition transactions will be subject to the national security review under the MOFCOM Security Review Rules and the Circular 6.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations. The regulations also establish more complex procedures for acquisitions by foreign investors, which could make it more difficult to pursue growth through acquisitions.

In October 2005, SAFE promulgated a regulation known as Circular No. 75 that states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under this regulation, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. On May 20, 2011, SAFE issued the Operational Rules on Foreign Exchange Administration for Financing and Return Investments by Domestic Residents through Special-Purpose Overseas Companies or Circular 19, which provides detailed procedures and specific instructions for SAFE registration under the Circular 75. While we believe our shareholders have complied with existing SAFE registration procedures, any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject our company to fines or sanctions imposed by the PRC government, including restrictions on Trina China’s ability to pay dividends or make distributions to us and our ability to increase our investment in or to provide loans to Trina China.

On December 25, 2006, the People’s Bank of China promulgated the “Measures for Administration of Individual Foreign Exchange.” On January 5, 2007, the SAFE promulgated Implementation Rules for those measures and on February 15, 2012, the SAFE promulgated the notice on issuers concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company which terminated the Operating Procedures on Administration of Foreign Exchange regarding PRC individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Company issued by SAFE on March 28, 2007 (collectively, referred to as the “Individual Foreign Exchange Rules”). According to the Individual Foreign Exchange Rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required to register with the SAFE or its local counterparts by following certain procedures. We and our employees who are PRC citizens and individual beneficiary owners, or have been granted restricted shares or share options, are subject to the Individual Foreign Exchange Rules and its relevant implementation regulations. The failure of our PRC individual beneficiary owners and the restricted holders to complete their SAFE registrations pursuant to the SAFE Jiangsu Branch’s requirement or the Individual Foreign Exchange Rules may subject these PRC citizens to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business.

Labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, or the PRC Labor Contract Law, which became effective on January 1, 2008. On September 3, 2008, the PRC government promulgated the Implementing Rules on PRC Labor Contract Law, or the Implementing Rules. The PRC Labor Contract Law and the Implementing Rules impose requirements concerning contracts entered into between an employer and its employees and establish time limits for probationary periods and for how long an employee can be placed in fixed-term labor contracts. According to the PRC Labor Contract Law and the Implementing Rules, employers must pay their employees wages equal to or above the local minimum wage standards, establish labor safety and workplace sanitation systems, comply with national labor rules and standards and provide employees with appropriate training regarding workplace safety. Furthermore, if we enforce the non-compete provision in a labor contract, we have to compensate the employee on a monthly basis during the term of the non-compete period after the termination or expiration of the labor contract, which may cause additional expenses to us.

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

Item 4.                                                         INFORMATION ON THE COMPANY

A.            History and Development of the Company

Our legal and commercial name is Trina Solar Limited. Our predecessor company, Trina China, was incorporated in December 1997. In anticipation of our initial public offering, we incorporated Trina in the Cayman Islands as a listing vehicle on March 14, 2006. Trina acquired all of the equity interests in Trina China through a series of transactions that have been accounted for as a recapitalization and Trina China became our wholly-owned subsidiary. In the past, we conducted substantially all of our operations (and we continue to conduct a significant part of our operations) through Trina China. In December 2006, we completed our initial public offering of our ADSs and listed our ADSs on the New York Stock Exchange. In June 2007, we completed a follow-on public offering of 5,406,280 ADSs sold by us and certain selling shareholders. In July 2008, we completed public offerings of $138 million aggregate principal amount of convertible senior notes due 2013 and 8,146,388 ADSs for a related ADS borrowing facility. In August 2009, we completed a follow-on public offering of 5,175,000 ADSs. In March 2010, we completed another follow-on public offering of 9,085,000 ADSs.

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

For information regarding our principal capital expenditures, see “—D. Property, Plants and Equipment.”

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is http://www.trinasolar.com. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

B.            Business Overview

Overview

We are a large-scale integrated solar-power products manufacturer based in China with a global distribution network covering Europe, North and South America and Asia. Since we began our solar-power products business in 2004, we have integrated the manufacturing of ingots, wafers and solar cells for use in our PV module production. Our PV modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide.

We produce standard monocrystalline PV modules ranging from 185 watts, or W, to 210 W in power output and multicrystalline PV modules ranging from 230 W to 310 W in power output. We build our PV modules to general specifications, as well as to our customers’ and end-users’ specifications. We sell and market our products worldwide, including in a number of European countries, such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. In recent years, we have also increased our sales in newer and emerging solar power markets, which include China, the United States, the United Kingdom, Australia, India, Israel and Japan, as well as other markets in Asia, Africa, the Middle East, Latin America and the Caribbean Islands. We have established regional headquarters and offices located in Europe, North America and Asia to target sales and distribution in those markets. We sell our products to distributors, wholesalers, power plant developers and operators and PV system integrators, including Enerparc AG, SolarCity, Parabel AG, GCL Solar Energy, Inc., Solartechnik Stiens GmbH & Co. KG and Fluor Corporation.

As of December 31, 2012, we had an annual manufacturing capacity of ingots and wafers of approximately 1,200 MW and cells and modules of approximately 2,400 MW. In 2011 and 2012, we fulfilled some of our ingot and wafer requirements by sourcing and obtaining toll services from our strategic partners. We will continue to contract toll services from third party manufacturers to process ingots and wafers and source wafers from our suppliers and strategic partners in order to fill the gap between our PV cell and module manufacturing capacity and our ingot and wafer manufacturing capacity as a result of strong market demand and to achieve import cost advantages to certain markets. As a result, we have developed relationships with various domestic and international suppliers of ingots and wafers.

We purchase polysilicon from our network of over ten suppliers, including several leading global producers of polysilicon, and have developed strong relationships with our suppliers. To reduce raw material costs, we continue to focus on improving solar cell conversion efficiency and enhancing manufacturing yields. Our research and development platform will be further enhanced by the R&D Laboratory we have been commissioned by the PRC Ministry of Science and Technology to establish in the Changzhou PV Park, or the PV Park, located adjacent to our headquarters. We completed construction of our R&D laboratory during the second quarter of 2012 and began utilizing the new facilities in March 2012.

We began our research and development efforts in solar power products in 1999. We began our system integration business in 2002, our PV module business in late 2004 and our production of solar cells in April 2007. In 2010, 2011 and 2012, we generated net sales of $1,857.7 million, $2,047.9 million and $1,296.7 million, respectively. We recorded a net income of $311.5 million in 2010, a net loss of $37.8 million in 2011 and a net loss of $266.6 million in 2012.

Products

We design, develop, manufacture and sell high efficiency PV modules. PV modules are arrays of interconnected solar cells encased in a weatherproof frame. We produce standard solar monocrystalline modules ranging from 185 W to 210 W in power output and multicrystalline modules ranging from 230 W to 310 W in power output, built to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. The variation in power output is based on the conversion efficiency of the cells used in our PV modules, as well as the types of cells. We assemble PV modules either from monocrystalline or multicrystalline cells. We also design and produce PV modules based on our customers’ and end-users’ specifications, such as colored modules for architectural applications and larger sized modules for utility grid applications. Our PV modules are sealed, weatherproof and able to withstand high levels of ultraviolet radiation and moisture. We sell our module products under our own brand.

Manufacturing

We manufacture ingots, wafers, cells and modules. As of December 31, 2012, we had an annual manufacturing capacity of ingots and wafers of approximately 1,200 MW and cells and modules of approximately 2,400 MW. We do not currently plan to build new facilities to increase our annual manufacturing capacity of cells, ingots, wafers or modules during 2013, though we expect small gains in capacity through increased efficiency. However, as we take into account market views concerning customer demand and the commercial lending environment, which is essential for the financing of PV system installations in our respective sales markets as well as our strategy to expand while preserving liquidity, we may later decide to expand our capacity during 2013 or at a future date. The following table sets forth our manufacturing capacity and production output in MW equivalent of module production as a result of our ramp-up for each of our facilities.

Manufacturing Facility	Manufacturing Commencement Date	Annual Manufacturing Capacity as of December 31, 2012	Production Output for the Year Ended December 31, 2012	Estimated Maximum Annual Manufacturing Capacity as of December 31, 2013
Silicon ingots	August 2005	1,200 MW(1)	1,140 MW(2)	1,250 MW
Silicon wafers	February 2006	1,200 MW(1)	1,080 MW(2)	1,250 MW
Solar cells	April 2007	2,400 MW(1)	1,550 MW(2)	2,500 MW
PV modules	November 2004	2,400 MW(1)	1,720 MW(2)	2,500 MW

(1)              Approximate figures.

(2)              Includes modules produced but not shipped as of December 31, 2012.

•                                          Silicon feedstock. We purchase polysilicon from various suppliers, including silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies. Our ability to mix the materials in the right proportion is critical to the production of high-quality silicon ingots. In the fourth quarter of 2012, we had an average silicon usage of approximately 5.4 grams per watt, compared to approximately 5.8 and 5.9 grams per watt in the fourth quarters of 2011 and 2010, respectively.

•                                          Ingots. We began manufacturing monocrystalline ingots in August 2005 with silicon crystal growing furnaces. As of December 31, 2012, we had 110 silicon crystal growing furnaces for manufacturing monocrystalline ingots, which can yield 110 MW of modules annually based on current manufacturing processes, and 166 directional solidification system, or DSS, furnaces for the manufacturing of multicrystalline ingots, which can yield 1,090 MW of modules annually based on current manufacturing processes.

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

•                                          Wafers. We began manufacturing wafers in February 2006. Currently, we slice monocrystalline and multicrystalline wafers to a thickness of approximately 180 microns, while maintaining a low breakage rate. After the ingots are inspected, monocrystalline ingots are squared by squaring machines. Through high-precision cutting techniques, the squared ingots are then sliced into wafers by wire saws using steel wires and silicon carbon powder. To produce multicrystalline wafers, multicrystalline ingots are first cut into pre-determined sizes. After a testing process, the multicrystalline ingots are cropped and the usable parts of the ingots are sliced into wafers by wire saws by the same high-precision cutting techniques used for slicing monocrystalline wafers, while the unusable parts are melted down for reuse. After being inserted into frames, the wafers go through a cleansing process to remove debris from the previous processes, and are then dried. Wafers are inspected for contaminants then packed and transferred to our solar cell production facilities. Our annual wafer manufacturing capacity as of December 31, 2012 was approximately 1,200 MW based on current manufacturing processes.

We fulfill some of our wafer requirements by sourcing from strategic partners. We will continue to source wafers through long-term supply agreements in order to fill the gap between our PV cell and module manufacturing capacity and our wafer manufacturing capacity and to achieve import cost advantages to certain markets. As a result, we have developed relationships with various domestic and international suppliers of wafers.  From time to time, we also fulfilled some of our ingot and wafer requirements through toll services from our strategic partners.  We will continue to contract toll services from third party manufacturers to process ingots and wafers in the future.

•                                          Solar cells. We currently produce our own solar cells for use in our PV modules. After we installed our ingot and wafer production lines, we began manufacturing ingots and wafers in-house and outsourced the fabrication of solar cells to solar cell manufacturers. To reduce our dependence on third-party solar cell manufacturers and to increase our efficiencies both in solar cell and PV module manufacturing, we began the production of monocrystalline cells in April 2007 and achieved a conversion efficiency of up to 19.0% as of December 31, 2012 on a test production line basis. In November 2007, we began producing multicrystalline cells and achieved a conversion efficiency of up to 18.1% as of December 31, 2012 on a test production line basis. As of December 31, 2012, we had 64 production lines with an annual manufacturing capacity of approximately 2,400 MW.

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

We have also selectively entered into short-term agreements to both purchase and sell solar cells with commercially favorable terms to meet the fluctuations in PV module demand, or to achieve import cost advantages to certain markets.

•                                          PV modules. We began module manufacturing in November 2004. We increased our annual manufacturing capacity of modules from approximately 6 MW per year as of November 2004 to approximately 2,400 MW per year as of December 31, 2012.

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

Solar Power Projects

Many solar power projects are being commissioned in Europe, the United States and other countries, largely driven by government mandates that require electric utility companies to use renewable energy to produce a certain percentage of their power by a future date.  In 2009, we began to develop commercial solar power systems for these solar power projects on our own with the intent to sell them to third-parties upon completion of their development. Once construction on the project is completed, the project begins operating and generating power. Power is sold on the power grid, which may generate revenues for us, depending upon the project structure and whether there is a predetermined or committed purchaser. Once a purchaser for the project has been identified, we then complete the sale to the purchaser.

As of December 31, 2012, we had total solar power projects of approximately $41.0 million, including both projects operated by us and projects either completed or in construction for future sales. We completed construction of a solar power project located in four different sites in the Baslicata region of Italy, which has 2 MW of installed PV systems and has connected to the local electricity grid to generate power with total assets of $9.6 million. We are also in the early stages of development on several other solar power projects, including partially completed projects in the United States and China. We intend to begin construction on projects in China, the United States and the United Kingdom during 2013.

Silicon-based Raw Material Supplies

Our business depends on our ability to obtain silicon-based raw materials, including polysilicon, ingots and wafers. We procure polysilicon from domestic and international manufacturers as well as domestic and international distributors. In addition to our headquarters, we have three offices located in the United States, Asia and Europe to conduct procurement activities. We believe our procurement team’s geographical proximity to the supply sources helps us better communicate with the suppliers and respond to them more efficiently. We believe our efforts to procure silicon-based raw materials from various sources will enable us to better control the silicon supply chain, increase manufacturing efficiency, and reduce margin pressure.

According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $60-$65 per kilogram delivered in 2007 to $60-$75 per kilogram in 2008. In addition, according to Solarbuzz, spot prices for solar grade polysilicon were in the range of $230-$375 per kilogram for most of the first half of 2008 and rose to a peak of $450-$475 per kilogram by mid-2008. During the fourth quarter of 2008, the price of polysilicon began to decrease rapidly due to increased supply of polysilicon resulting from intensive investments in silicon manufacturing. According to Solarbuzz, the average price range of long-term polysilicon supply contracts had decreased to approximately $22-$24 per kilogram by the fourth quarter of 2012, and spot prices for solar grade polysilicon had decreased to approximately $16-$17 per kilogram in the fourth quarter of 2012. However, we cannot assure you that the price of polysilicon will continue to decline or remain at its current levels.

We have entered into medium-term and long-term supply contracts to procure silicon feedstock of different grades with Chinese and international suppliers, which provide us with the ability to meet our future requirements. These medium-term and long-term suppliers include Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., or Jiangsu Zhongneng, and Changzhou GCL Photovoltaic Technology Co., Ltd., or GCL (Changzhou), both of which are wholly-owned subsidiaries of GCL-Poly Energy Holdings Limited, or GCL-Poly, among others. Our medium-term and long-term contracts have delivery terms beginning in 2008 and ending in 2020 and generally have fixed quantities and variable prices referenced to prevailing market price or a range of fixed prices subject to negotiation. These contracts also require us to make an advance payment of a certain negotiated amount.  In 2011 and 2012, due to generally declining polysilicon prices, we successfully renegotiated several medium-term and long-term supply contracts that required us to purchase polysilicon at a predetermined price or quantity to more closely link our purchase costs with market prices.

To secure sufficient feedstock to support our planned sales growth, in March 2008, we entered into an eight-year framework polysilicon supply agreement with Jiangsu Zhongneng, a supplier of polysilicon based in Jiangsu, China. In August 2008, we expanded the scope of the supply of polysilicon under this agreement to wafers. In August 2009, we extended the term of this supply agreement by another five years. In December 2010, Jiangsu Zhongneng assigned all of its obligations and rights under this supply agreement with respect to the wafer supply to GCL (Changzhou), a wafer supplier based in Jiangsu, China. Under a supplemental framework long-term agreement we entered into in March 2010 with Jiangsu Zhongneng, Jiangsu Zhongneng has agreed to supply to us up to an aggregate of 27,220 tons of polysilicon through 2020. Under a supplemental framework long-term wafer supply agreement we entered into with GCL (Changzhou) in January 2011, GCL (Changzhou) has agreed to supply to us wafers sufficient to produce up to an aggregate of 19,737 MW of PV modules over ten years from January 2011 to December 2020, and we have agreed to procure not less than 50% of our outsourced wafer requirement from GCL (Changzhou) each year during the term of the agreement. Under this agreement and its supplemental agreements, the prices of the polysilicon and wafers were initially predetermined subject to periodic adjustments.  Due to the volatility of polysilicon prices, we have negotiated actual polysilicon and wafer purchase amounts and prices under our long-term framework agreement with GCL from time to time. For example, in March 2012 and then again in March 2013, we entered into supplemental agreements with GCL (Changzhou) and Jiangsu Zhongneng to modify our total wafer and polysilicon purchase quantities for 2012 and 2013, respectively, among other things.  We expect to further negotiate our purchase commitments in the future taking into account market conditions.

In April 2008, in order to encourage the development of the solar power industry in Changzhou, the Changzhou municipal government established the PV Park adjacent to our headquarters, which has attracted and continues to attract PV supply chain component manufacturers. Several of our key suppliers have established or plan to establish production facilities in the PV Park. We believe the relocation of suppliers to the PV Park will help us to realize procurement and logistical advantages, accelerate our cost reduction initiatives, as well as providing synergies for research and development. For example, in 2010 we commenced sourcing wafers and slurry for wafer slicing from the new facilities of several of our vendors located in the PV Park. Sourcing from suppliers located within the PV Park and expanding our “close-in” supply system to cover a greater number of vendors would allow us to collaborate with our vendors for better inventory and production management control, better monitoring of supply quality and easy access to onsite inventory.

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

We have received international certifications for our quality assurance programs, including ISO 9001:2000, which we believe demonstrates our technological capabilities as well as instills customer confidence. The following table sets forth the major certifications we have received and major test standards our products have met as of the date of this annual report.

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

August 2006, June 2007, July 2007, February 2009, April 2009, May 2009, June 2009, November 2009, October 2010, December 2010, February 2011, March 2011, April 2011, May 2011, June 2011, July 2011, November 2011, January 2012, February 2012, December 2012

	TÜV Rheinland product certification	PV modules sold in Europe

May 2009, April 2011, June 2011	TÜV SUD product certification	PV modules sold in Europe

May 2010, July 2011, August 2011, May 2012	MCS certification	PV modules sold in UK

April 2008, February 2010, November 2011, February 2012, November 2012	Golden Sun product certification	PV modules sold in China

Certification Test Date	Certification or Test Standard	Relevant Products

February 2009, May 2009, September 2009, December 2010, November 2011, December 2011, June 2012	KEMCO product certification	PV modules sold in Korea

March 2009, October 2009, May 2010, October 2010, February 2011	JET product certification	PV modules sold in Japan

February 2012	J-pec listing	PV modules sold in Japan

February 2011, September 2011, March 2012, October 2012	Clean Energy Council (CEC)	PV modules sold in Australia

October 2011, April 2012	SII product certification	PV modules sold in Israel

April 2010	ISO/IEC17025 CNAS laboratory accreditation certification	PV product testing center

December 2010	OHSAS18001:2007 occupational health and safety management system certification	Manufacturing and sales of silicon, ingots, casting, silicon wafers, solar cells and PV modules

December 2010	ISO 9001:2008 quality management system certification	Manufacturing and sales of silicon, ingots, casting, silicon wafers, solar cells and PV modules

January 2012	ISO 14001:2004 environmental management system	Designing, manufacturing and sales of silicon, ingots, casting, silicon wafers, solar cells and PV modules

August 2008, July 2009, April 2011, May 2011, June 2011, August 2011, September 2011, January 2012, July 2012, November 2012	UL 1703 certification	PV modules sold in North America

January 2010, March 2010, January 2011, November 2011	CSA certification(UL1703)	PV modules sold in North America

January 2011	OHSAS18001 occupational health and safety management system	Manufacturing and sales of silicon, ingots, casting, silicon wafers, solar cells and PV modules.

July 2012	ISO 14064-1:2006 environmental management system

Certification Test Date	Certification or Test Standard	Relevant Products

July 2011, October 2011	Ammonia test	Special requirement from customer

May 2011, October 2011, December 2012	Salt mist test	Special requirement from customer

January 2012	ISO9001:2008 Management System Certification	Designing, manufacturing and sales of ingot, casting, silicon wafers, solar cells, PV solar modules; design, installation and service of PV system engineering

December 2011, February 2012	European Module certification	PV modules sold in Italy

September 2012	PAS2050:2011 product carbon footprint certification	TSM-PC05 PV modules TSM-DC/DA01A PV module

September 2012	ISO 14067(DIS) 2012-01-06	TSM-PC05 PV modules TSM-DC/DA01A PV module

November 2012	Client Test Data Program	PV product

December 2012	Sand blast test	PV modules

July 2012, December 2012	PID testing	PC05, PC14

In May 2010, we entered into a strategic partnership agreement with TÜV Rheinland Group, or TÜV Rheinland, Underwriters Laboratories Inc., or Underwriters Laboratories, and China General Certification Center, three of the leading certification bodies. Under the agreement, TÜV Rheinland, Underwriters Laboratories and China General Certification Center will perform product certification tests at our Changzhou PV testing center and other facilities, allowing us to introduce our newest certified product lines in the shortest time to our customers.  In October 2012, the testing center for key national PV science and technology laboratories at Trina Solar received the official certification issued by Underwriters Laboratories, which certification recognizes our testing center as Underwriters Laboratories’ first global PV customer data program testing center.

In June 2012, we announced that we have achieved what is believed to be a new world record for laboratory-tested multicrystalline module power output, with a standard-size Honey Ultra (1650x992mm) module reaching a peak of 284.7 watts. The record was set using our “Honey” cell technology and the result was confirmed by TÜV Rheinland.

Customers and Markets

We currently sell our PV modules primarily to power plant developers and operators, distributors, wholesalers and PV system integrators. We focus on different types of clients depending largely upon the demand in specific markets. We work with solar power plant developers and operators, who tend to be large volume purchasers, by supplying PV modules for downstream projects. PV system integrators typically design and sell integrated systems that include our branded PV modules along with other system components. Some of the PV system integrators also resell our modules to other system integrators. Our major customers in 2012 included Enerparc AG, SolarCity, Parabel AG, GCL Solar Energy, Inc., Solartechnik Stiens GmbH & Co. KG and Fluor Corporation. We have a quality customer base as many of our customers are well-known wholesalers and system integrators in their respective markets and are expanding to become multinational PV companies.

A small number of customers have historically accounted for a majority of our net sales. Our top five customers collectively accounted for approximately 24.9%, 23.3% and 25.1% of our net sales in 2010, 2011 and 2012, respectively. Our largest customer contributed approximately 9.1% of our net sales in 2012.

We currently sell most of our PV modules to customers located in Europe, the United States and China. Solar manufacturers like us have capitalized on government and regulatory policies for the promotion of solar power in many jurisdictions. In order to continue growing our sales and to reduce our exposure to any particular market segment, we intend to broaden our geographic presence and customer base. While Germany continues to be our largest market, we have significantly expanded our sales of PV modules to solar power markets in Europe, North America and Asia, including the United States, China and Italy.  As of December 31, 2012, the United States, China, Italy and European countries other than Germany, Italy and Spain accounted for 25.5%, 13.0% , 6.1% and 7.5% of our net sales, showing that we have been increasing our market presence in European countries other than Germany and building our brand as one of the top global solar brands.

To enhance our sales capabilities in the European and American markets, we have regional headquarters in Switzerland; San Jose, California and Santiago, Chile. We began operating from a new Asia Pacific regional headquarters in Singapore in October 2012, we opened new sales and project development offices in Chengdu and Urumqi, China in March 2012 and we opened new sales and business development offices in Ontario, Canada in July 2012 and Santiago, Chile in September 2012, all to support our growing base of customers and to seek out business development opportunities in the regions. We also plan to drive our sales growth through expansion into downstream arrangements in major markets such as system integrations and project developments. We believe these actions will help reduce the effects of reduced incentives from the governments of certain European countries.

The following table sets forth our total net sales by geographical region, based on record country of sales, for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
Region	Total Net Sales	Percent	Total Net Sales	Percent	Total Net Sales	Percent
	(in thousands, except for percentages)
Europe
Germany	$447,316	24.1%	$756,575	36.9%	$428,964	33.1%
Italy	409,561	22.0%	262,492	12.8%	79,533	6.1%
Spain	404,131	21.8%	271,071	13.2%	16,744	1.3%
Others	175,114	9.4%	107,396	5.3%	97,667	7.5%
Europe Total	1,436,122	77.3%	1,397,534	68.2%	622,908	48.0%
China	70,782	3.8%	144,739	7.1%	167,953	13.0%
USA	262,300	14.1%	440,299	21.5%	331,213	25.5%
Others	88,485	4.8%	65,330	3.2%	174,581	13.5%
Total	$1,857,689	100.0%	$2,047,902	100.0%	$1,296,655	100.0%

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

Pursuant to our sales contracts, we provide customers with warranty services. Our PV modules have typically been sold with a five-year warranty for defects in materials and workmanship and a minimum power output warranty for up to 25 years following the date of purchase or installation. In 2011, we extended the product workmanship warranty to ten years and began to guarantee that module power output will not decrease by more than approximately 0.7% per year after the initial year of service.

We seek to better serve our customers or their end-customers by setting up local offices with sales and marketing, sales support and logistics teams close to them. We are also expanding our range of value-added services to customers. We service residential and commercial end-customers through a network of local distributors and system integrator partners. For distributors and system integrators, we provide marketing support, logistics support that minimizes handling and administrative costs, and pre-sale and post-sale supports that include customized product selection, technological and installation support. In January 2012, we announced the offering of a three-pronged service solution featuring complimentary design services, high performance “Honey” modules and the rapid install Trinamount racking system, a proprietary system to mount PV modules onto residential and commercial rooftops. For our customers in the utility sector, we will continue to provide a greater level of pre-sale due diligence and technical input to facilitate their procurement.

Sales and Marketing

Over the years, we have expanded our distribution network globally. While our core solar module customer base continues to expand in Germany, Italy and Spain, we continue to grow our sales and distribution channels into newer and emerging solar power markets, which include China, the United States, Australia, the United Kingdom, India, Israel, Israel and Japan, as well as other markets in Asia, Africa, the Middle East, Latin America and the Caribbean Islands. To grow our sales and reduce exposure to any particular market, we have broadened our geographic presence and diversified our sales among distributors, wholesalers, power plant developers and operators, PV system integrators and regional and national grid operators through increased sales and marketing and customer support efforts. In 2012, the Company launched its “Partner Plus” customer loyalty program in Germany, Italy, the United Kingdom, Austria, Switzerland and the United States

To further expand our distribution network and enhance our sales and delivery capabilities, we have established regional headquarters, warehouse operations and have opened sales offices in the locations listed below. Our localized offices will continue to be supported by our global operations and administration headquarters located in Changzhou, China.

Global Headquarters

Changzhou, China

Regional Headquarters

San Jose, California, US (January 2010)

Zurich, Switzerland (January 2010)

Singapore (November 2011)

Warehouse Operations

Rotterdam, Netherlands (December 2008)

San Jose, California, US (June 2009)

Sales Offices

Seoul, South Korea (September 2008)

Tokyo, Japan (March 2010)

Abu Dhabi, United Arab Emirates (December 2011)

Sydney, Australia (May 2011)

Chengdu, China (March 2012)

Urumqi, China (March 2012)

Santiago, Chile (September 2012)

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

As of December 31, 2012, we had 435 issued patents and 406 patent applications pending in China. We obtained an additional 205 patents in 2012. Our issued patents and our pending patent applications mainly relate to technology that we are currently using, including technology relating to improvements to the solar power product manufacturing process and integration of construction elements into our PV modules or solar systems. 21 of our issued patents and patent applications relate to technology that we do not use in our current production of solar power products. As we expand our product portfolio, continue our expansion into solar cell manufacturing and enter into polysilicon manufacturing in the future, we believe that the development and protection of our intellectual property will become more important to our business. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide a significant competitive advantage to us.

We have registered as a trademark the logo “Trina” in China, the European Union, Japan, Singapore, Switzerland, Morocco, Taiwan, Thailand, Croatia, Canada, South Korea, the Philippines, Australia, the United States and the United Arab Emirates and Vietnam. We have registered as a trademark the logo “Trinasolar” in China, the United States, Canada, the European Union, Australia, the United Arab Emirates, Croatia, Thailand, the Philippines, Japan, Singapore, Switzerland, Morocco, Taiwan, South Korea, India, Vietnam and Turkey and the logo “TSM” in the European Union, Australia, China, Croatia, Japan, Morocco, South Korea, Singapore, Switzerland, Turkey, the United States and Vietnam. We have pending trademark registration applications for the logos “Trina” and “Trinasolar” in Pakistan, Indonesia and several other countries. We filed a trademark registration application for the logo “天合光能” in the PRC in December 2007 and in Taiwan in September 2009. We also registered as a trademark the logo “MeSolar” in China, Croatia, Singapore, Canada, Morocco, Turkey, the United Arab Emirates, Thailand, the European Union, Taiwan, Japan, Australia and Switzerland and registered as a trademark the logo “YouSolar” in China, the United States, Australia, Morocco, the United Arab Emirates, Taiwan, Japan, South Korea, Croatia, the European Union, Thailand,  Philippines, Turkey, Vietnam, Switzerland and Singapore. We have filed trademark registration applications for the logo “Trinasolar 天合光能” in China, the European Union, Croatia, South Korea, Singapore, Japan and several other countries. We have also recently filed European Community Trade Mark (CTM) registration for the logo “Honey” and “Comax” in twenty-seven European Union member states and will extend the registration to other states afterwards. Additionally, we have filed the trademark registration applications for the logos “天合光能,” “天合,” “天和,” “天何,” “天河,” “天禾,” and “天核” individually with the trademark office in the PRC in November 2009, and we also filed the trademark registration applications for the logo “Smart energy together” with the trademark office in the PRC in September 2012. In December 2012, the trademarks “天合光能” and “TrinaSolar” were certified as well-known trademarks of Changzhou city.

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

•                                          aesthetic appearance of PV modules; and

•                                          brand name and reputation.

We compete with other PV module manufacturing companies, including dedicated PV manufacturers such as Yingli Green Energy Holding Co., Ltd., Suntech Power Holdings Co., Ltd., First Solar, Inc. and GCL Solar Energy Technology Holdings Inc. as well as multinational conglomerates such as Sharp Electronic Corporation and Mitsubishi Electric Corporation. Some of our competitors have also become vertically integrated, from polysilicon production, silicon ingot and wafer manufacturing to solar power system integration, such as Renewable Energy Corporation ASA, SolarWorld AG and Yingli Green Energy Holding Co., Ltd. Some of our competitors may have a stronger market position than ours and greater resources than we do. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs.

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

Insurance

We maintain property insurance policies with reputable insurance companies for covering our equipment, facilities, buildings and their improvements, and office furniture. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. We maintain director and officer liability insurance for our directors and executive officers. We have limited worldwide product liability insurance coverage for our products manufactured in China. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China. However, significant damage to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operation. We paid an aggregate of approximately $4.0 million in insurance premiums in 2012.

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

The law also sets forth the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar PV systems and other solar energy utilization systems. It also provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects. In January 2006, China’s National Development and Reform Commission, or NDRC, promulgated two implementation directives of the Renewable Energy Law. These directives set forth specific measures in setting prices for electricity generated by solar and other renewal power generation systems and in sharing additional expenses occurred. The directives further allocate the administrative and supervisory authorities among different government agencies at the national and provincial levels and stipulate responsibilities of electricity grid companies and power generation companies with respect to the implementation of the Renewable Energy Law.

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

In August 2007, the NDRC issued the Medium and Long-term Development Plan for Renewable Energy which describes the national government’s financial incentives for the renewable energy industry for the multi-year period ending 2020, with an estimated required investment amount of approximately $300 billion. The plan also calls for increasing the overall installation capacity for solar energy to 300 MW by 2010 and 1.8 gigawatts, or GW, by 2020. Recent policy statements have indicated that these targets may rise to 400 MW to 500 MW by 2010 and 2 GW by 2020.

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

In April 2009, the Ministry of Finance and the Ministry of Housing and Urban-Rural Development jointly issued the “Guidelines for Declaration of Demonstration Project of Solar Photovoltaic Building Applications.” These guidelines created a subsidy of up to RMB20 per watt for building integrated PV or BIPV projects using solar-integrated building materials and components and up to RMB15 per watt for BIPV projects using solar-integrated materials for rooftops or walls.

In July 2010, the Ministry of Housing and Urban-Rural Development issued the “City Illumination Administration Provisions” or the Illumination Provision. The Illumination Provisions encourage the installation and use of renewable energy system such as PV systems in the process of construction and re-construction of city illumination projects.

On July 24, 2011, NDRC released the “Notice Regarding the Pricing Policy of the Feed-in Tariffs” (NDRC Pricing [2011] No. 1594), or the Notice. According to the Notice, all solar energy projects that were approved before July 1, 2011 and completed construction and commenced manufacturing before December 31, 2011 shall price their feed-in tariff at RMB1.15 per kilowatt-hour, or kwhr, (tax included), if such price had not been set by NDRC before the date of the Notice.  All other solar energy projects, except for the solar energy projects in Tibet which shall still price their feed-in tariff at RMB1.15/kwhr (tax included), shall price at RMB 1/kwhr (tax included). The solar power projects granted through special auction procedures shall follow the auction price, which shall not exceed the relevant prices set forth in the Notice. In addition, according to the Notice, the solar power projects receiving governmental subsidies shall follow certain local feed-in tariff guidance.

On March 1, 2013, China’s State Council issued the “Twelfth Five Year Plan.”  The plan supports the promotion and development of renewable energy, including the solar energy.  The plan also encourages the development of solar PV power stations in the areas with abundant solar power resource.

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

The PRC Labor Contract Law was promulgated on June 29, 2007 and became effective on January 1, 2008. On September 3, 2008, the PRC government promulgated the Implementing Rules on the PRC Labor Contract Law. On December 28, 2012, the Standing Committee of the National People’s Congress issued the amendments to the PRC Labor Contract Law, which will become effective on July 1, 2013. Pursuant to the PRC Labor Contract Law, employers must enter into written labor contracts with employees. Employers must pay their employees wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with government labor rules and standards and provide employees with appropriate training regarding workplace safety. In addition, the PRC Labor Contract Law imposes more stringent requirements on employers with regard to, among others, severance payment and non-fixed-term employment contracts, time limits for probation periods, as well as the duration and the times that an employee can be placed on a fixed-term employment contract. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in liabilities to employees and subject employer to administrative sanctions including fines or, in the case of serious violations, criminal liability.

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

Tax

China’s parliament, the National People’s Congress, adopted the Enterprise Income Tax Law on March 16, 2007. On December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The EIT Law imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the EIT Law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the new EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein. In September 2008, Trina China obtained the High and New Technology Enterprise Certificate with a valid term of three years starting from 2008. In 2011, Trina China renewed its High and New Technology Enterprise Certificate, effective from 2011 to 2013. Therefore, Trina China is entitled to a preferential income tax rate of 15% from 2008 through 2013 as long as it maintains its qualification as a “high and new technology enterprise strongly supported by the State” under the EIT Law. Also, in 2011, TST obtained the High and New Technology Enterprise Certificate, effective from 2011 to 2013, and is entitled to a preferential income tax rate of 15% during that period.

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

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to a 25% PRC enterprise income tax on their worldwide income. The implementing rules define “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, SAT Circular 82 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resource decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. On July 27, 2011, the SAT issued the Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of SAT Circular 82. Bulletin 45 clarifies certain issues related to the determination of PRC resident enterprise status, post determination administration and authorities responsible for determining Offshore incorporated PRC resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise.

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

In May 2011, SAFE issued Circular 19 which provides for detailed operating procedures and specific instructions for SAFE registration under the Circular 75. According to Circular 19, before SAFE accepts the application for remedial registration under Circular 75, SAFE may impose administrative penalties on the PRC resident individuals and the relevant PRC domestic enterprises if: (i) the relevant offshore enterprise has undergone a material change in its assets or equity interests, (ii) such domestic enterprise made any false statement when applied for the SAFE registration, and/or (iii) the domestic enterprise directly or indirectly controlled by the offshore enterprise has made any overseas payment such as dividend distribution, equity transfer, capital decrease and repayment of shareholder loan since November 1, 2005.

On December 25, 2006, the People’s Bank of China promulgated the “Measures for Administration of Individual Foreign Exchange.” On January 5, 2007, the SAFE promulgated the Implementation Rules of Measures for Administration of Individual Foreign Exchange. On February 15, 2012, the SAFE promulgated the Individual Foreign Exchange Rules. According to the Individual Foreign Exchange Rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required to register with the SAFE or its local counterparts.

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

Under these regulations, foreign invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective after-tax profits based on PRC accounting standards each year, if any, to fund its general reserves fund, until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Wholly foreign-owned enterprises are also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. As of December 31, 2012, the restricted portion of our PRC subsidiaries’ net assets was $675.7 million, which consists of their registered capital and statutory reserves.

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

C.            Organizational Structure

The following table sets out the details of our subsidiaries as of December 31, 2012.

Name of Entity	Country of Incorporation	Ownership Interest
Changzhou Trina Solar Energy Co., Ltd.	China	100%
Top Energy International Limited	Hong Kong	100%
Trina Solar Korea Limited	Korea	100%
Trina Solar (Singapore) Pte. Ltd.	Singapore	100%
Trina Solar (Luxembourg) Holdings S.A.R.L.	Luxembourg	100%
Trina Solar (U.S.) Inc.	United States	100%
Trina Solar (U.S.) Holding Inc.	United States	100%
Trina Solar (Germany) GmbH	Germany	100%
Trina Solar (Schweiz) AG	Switzerland	100%
Trina Solar (Luxembourg) S.A.R.L.	Luxembourg	100%
Trina Solar (Spain) S.L.U.	Spain	100%
Trina Solar (Italy) S.r.l.	Italy	100%
Trina Solar (Japan) Limited	Japan	100%
Trina Solar Energy Development Pte. Ltd.	Singapore	100%
Trina Solar (Hong Kong) Enterprise Limited	Hong Kong	100%
Trina Solar (Changzhou) Science and Technology Co., Ltd.	China	100%
Trina Solar Energy (Shanghai) Co., Ltd.	China	100%
Trina Solar (U.S.) Development LLC	United States	100%
TP-CA-SOUTH LLC	United States	100%
Trina Solar (Australia) Pty Ltd.	Australia	100%
Trina Solar Middle East Limited	United Arab Emirates	100%
Trina Solar (Italy) Development SPA	Italy	100%
Trina Solar (France) SAS	France	100%
Upper Deerfield TP1 LLC	United States	100%
Upper Deerfield Solar LLC	United States	100%
LightBeam Power Company Gridley Main, LLC	United States	100%
Placer Solar, LLC	United States	90%
Lucania S.r.l.	Italy	100%
Yan Cheng Trina Solar Science & Technology Co., Ltd	China	100%
Changzhou Trina PV Electricity Generation Sys Ltd	China	100%
GWF Henrietta Solar	United States	100%
Jiangsu Trina Solar Electric Power Development Co., Ltd.	China	100%
Trina Solar (Chile) SPA	United States	100%
Wu Wei Trina Solar Electricity Generation Pte Ltd	China	100%
LightBeam Power Company Gridley Main Two LLC	United States	100%
Top Sun 1 srl	Italy	100%
Top Sun 2 srl	Italy	100%
Trina Solar (Malaysia) SDN.BHD	Malaysia	100%
Trina Solar (United Kingdom) Limited	United Kingdom	100%
Trina Solar (Canada) Inc.	Canada	100%

D.            Property, Plants and Equipment

All of our research, development and manufacturing of ingots, wafers, cells and PV modules are conducted at our facilities in Changzhou, China, where we occupy a main campus site area of approximately 545,248 square meters for the facilities currently owned and operated by us and a total reserve site area of approximately 297,696 square meters.  We do not currently plan to build new facilities to increase our annual manufacturing capacity of cells, ingots, wafers or modules during 2013. See “—B. Business Overview—Manufacturing” for more details. We believe our current and planned facilities will meet our current and foreseeable requirements.

We selectively use automation to enhance the quality and consistency of our finished products and improve efficiency in our manufacturing processes. We use manufacturing equipment purchased primarily from solar equipment suppliers in Europe, North America and Asia, including China and Japan. Other critical equipment is also sourced worldwide. Key equipment used in our manufacturing facilities includes silicon crystal growing furnaces, DSS furnaces, high-precision wafer sawing machines, diffusion furnaces (tube), screen print machine sets and automatic laminators. Set forth below is a list of our major equipment as of December 31, 2012:

Manufacturing Facility	Major Equipment	No. of Units in Operation as of December 31, 2012	Source (Country)
Silicon ingots	Silicon crystal growing furnaces	110	China
	DSS furnaces	166	China, United States

Silicon wafers	Wafer sawing machines	181	Japan, Switzerland

Solar cells	Diffusion furnaces (tube)	61	China, Germany, Netherlands
	Screen print machine sets	64	Italy

PV modules	Automatic laminators	107	China

With respect to encumbrances, as of December 31, 2012, we pledged our equipment of a total carrying value of $564.2 million to secure repayment of our borrowings of $351.6 million.

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

A.            Operating Results

Overview

We are a large-scale integrated solar-power products manufacturer based in China with a global distribution network covering Europe, North and South America and Asia. Since we began our solar-power products business in 2004, we have integrated the manufacturing of ingots, wafers and solar cells for use in our PV module production. Our PV modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide.

We produce standard monocrystalline PV modules ranging from 185 W to 210 W in power output and multicrystalline PV modules ranging from 230 W to 310 W in power output. We build our PV modules to general specifications as well as to our customers’ and end-users’ specifications. We sell and market our products worldwide, including in a number of European countries, such as Germany, Spain and Italy, where government incentives have accelerated the adoption of solar power. We also target sales in newer and emerging solar power markets, which include China, the United States, the United Kingdom, Australia, India, Israel and Japan, as well as other markets in Asia, Africa, the Middle East, Latin America and the Caribbean Islands. We sell our products to distributors, wholesalers, power plant developers and operators and PV system integrators, including Enerparc AG, SolarCity, Parabel AG, GCL Solar Energy, Inc., Solartechnik Stiens GmbH & Co. KG and Fluor Corporation.

In 2012, our net sales were $1,296.7 million, compared to $2,047.9 million in 2011 and $1,857.7 million in 2010.  We recorded a net loss of $266.6 million in 2012, compared to a net loss of $37.8 million in 2011 and a net income of $311.5 million in 2010.

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

•                                          availability and prices of polysilicon; and

•                                          solar power projects

Industry Demand

Our business and revenue growth depends on market demand for solar power. Although solar power technology has been used for several decades, the global solar power market has grown significantly only in the past several years. According to Solarbuzz, the global solar power market, as measured by annual volume of modules delivered to installation sites, grew at a compound annual growth rate of approximately 60% from approximately 2.82 GW in 2007 to approximately 29.1 GW in 2012. According to Solarbuzz, annual volume of modules delivered to installation sites may further increase to approximately 45.6 GW in 2015, which we believe will be driven largely by market demand related to falling PV system installation costs, rising grid prices, and government initiatives.

In the fourth quarter of 2008 and the first quarter of 2009, the global solar power industry experienced a precipitous decline in demand due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis.  During the same period, increased manufacturing capacity combined with decreased demand and prices of polysilicon caused a decline in the prices of solar power products.  In 2011, weakened global economic conditions continued to affect the availability of financing in the European markets, which in turn slowed the demand for solar power projects.  In 2012, the overall reduction in government support for traditional European feed-in-tariffs in favor of reduced feed-in-tariffs and power purchase agreements caused a marked decline in the growth rate of global solar demand.  These market conditions were exacerbated by an over-supply of solar power products, which adversely affected the prices of solar power products.  Consistent with market trend, the average selling price of our PV modules decreased from $1.75 per watt in 2010 to $1.33 per watt in 2011 and $0.78 per watt in 2012.  These price erosions have had a negative impact on our revenues and earnings.

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

Government Subsidies and Economic Incentives

We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of power provided by the electric utility grid in many locations, when upfront system costs are factored into cost per kilowatt. As a result, federal, state and local governmental bodies in many of our primary-targeted markets, notably, Germany, Italy, the United Kingdom and other countries in Europe, China, the United States, Australia, India, Japan, and several Middle Eastern and African countries, have provided subsidies and economic incentives in the form of capital cost rebates, feed-in tariffs, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products. Accordingly, demand for PV modules in our targeted or potential markets is affected significantly by government subsidies and economic incentives. According to Solarbuzz, Germany had the largest PV market in 2012 with a market size of 7.5 GW, which accounted for approximately 26% of the global PV market demand in 2012 and represented an increase of 0.7% from 2011. The United States had a market size of 3.5 GW, an increase of 41.3% from 2011 and accounted for approximately 12% of the global PV market demand in 2012.

In 2012, Germany, Italy and Spain accounted for 33.1%, 6.1% and 1.3% of our net sales, respectively, compared to 36.9%, 12.8% and 13.2%, respectively, in 2011.  Despite expiring or declining incentives in several European countries including Germany, Italy and Spain, our net sales generated from Europe remained approximately 48.0% of our total net sales.  We seek to counteract the impact of the expiring incentives by enhancing our brand recognition and shifting some of our sales focus to newer and emerging solar power markets, which include China, the United States, the United Kingdom, Australia, India, Israel and Japan, as well as other markets in Asia, Africa, the Middle East, Latin America and the Caribbean Islands. To enhance our global sales capabilities, we established regional headquarters in Switzerland, San Jose, California and Singapore, as well as sales and business development offices in Tokyo, Seoul, Abu Dhabi, Sydney, Chengdu, Urumqi, Ontario, Canada, and Santiago, Chile.

Furthermore, we believe that although the expiration of incentive policies in several European countries will result in a decrease in the average selling price of solar products globally, global demand will have a positive upward trend.  According to Solarbuzz, the average sales price of modules in Europe and the United States will decrease to $0.63 per watt during the fourth quarter of 2013, compared with $0.74 per watt during the fourth quarter of 2012, but volume globally will increase from 29.1 GW in 2012 to 45.6 GW in 2015.  We believe reduced feed-in tariffs will force customers to concentrate even more on quality and price, which will be to our advantage given our favorable rankings by third party sources, such as TÜV Reinland, a global independent safety and quality testing agency for PV modules, and Photon International, an international solar power magazine.

Product Pricing

We began selling our PV module products in November 2004. Our PV modules are priced based on the number of watts of electricity they generate as well as the market price per watt for PV modules. We price our standard PV modules based on the prevailing market prices at the time we enter into sales contracts with our customers or when our customers place their purchase orders with us, taking into account the size of the contract or the purchase order, the strength and history of our relationship with each customer, and our silicon-based raw materials costs. In the last several years, the average selling price of our PV modules declined as a result of market trends and conditions.  See “—Industry Demand” for more information. The average selling price of our PV modules decreased from $1.75 per watt in 2010 to $1.33 per watt in 2011 and $0.78 per watt in 2012. We plan to mitigate the effects of decreased average selling prices by continuing to lower our silicon and non-silicon processing and supply chain costs, improve our inventory management control and increase sales of high-efficiency and other premium products for which we are able to charge higher prices. We also announced our goal of increasing our downstream systems business to represent approximately 50% of our total annual revenues by 2015.

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

In 2008 and 2009, we met nearly all of our solar cell needs with our in-house production capabilities.  Starting in 2010, we fulfilled some of our ingot and wafer requirements by sourcing and obtaining toll services from our strategic partners.  In 2012, we sourced both wafers and cells from our suppliers and strategic partners in order to fill the gap between our PV cell and module manufacturing capacity and our ingot and wafer manufacturing capacity and to achieve import cost advantages to certain markets. As a result, we have developed relationships with various domestic and international suppliers of ingots and wafers.

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

Increases in the price of polysilicon have in the past increased our production costs and impacted our cost of goods sold and net income.  According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $60-$65 per kilogram delivered in 2007 to $60-$75 per kilogram in 2008. In addition, according to Solarbuzz, spot prices for solar grade polysilicon were in the range of $230-$375 per kilogram for most of the first half of 2008 and rose to a peak of $450-$475 per kilogram by mid-2008.  According to Solarbuzz, the average prices of long-term polysilicon supply contracts were $52-$57 per kilogram, approximately $38 per kilogram and approximately $22-$24 per kilogram during the fourth quarters of 2010, 2011 and 2012, respectively. According to Solarbuzz, spot prices for solar grade polysilicon were $75-$85 per kilogram, approximately $30 per kilogram and approximately $16-$17 per kilogram during the fourth quarters of 2010, 2011 and 2012, respectively.

We purchase polysilicon from silicon distributors and silicon manufacturers by contract. For procurement of polysilicon, we enter into short-term, medium-term and long-term contracts. Our short-term contracts have terms of no more than one year each. The contracts provide for a variable price and fixed quantity and generally require prepayment prior to shipment. Most of the contracts give us the right to reject any shipment by our suppliers that does not meet our quality standards based on grade levels, such as semiconductor grade or solar grade, of the polysilicon. The contracts also specify a time period during which we can inspect the goods to ensure their quality. Our medium-term contracts have terms ranging from one to three years, and our long-term contracts have terms ranging from five to ten years. Our medium-term and long-term suppliers include Jiangsu Zhongneng and GCL (Changzhou), among others. These medium-term and long-term contracts have delivery terms beginning in 2008 and ending in 2020 and generally have fixed quantities and variable prices referenced to prevailing market price or a range of fixed prices subject to negotiation. These contracts also require us to make an advance payment of a certain negotiated amount.  As a result of the general decline in the prices of polysilicon in late 2008 and early 2009, we renegotiated most of our medium-term and long-term contracts to reduce the purchase price, thereby reducing our costs.  In 2011 and 2012, due to fluctuating polysilicon prices, we further successfully renegotiated several medium-term and long-term supply contracts to reduce our purchase price to more closely link our purchase costs with market prices, thereby reducing our costs.

Suppliers of polysilicon typically require customers to make payments in advance of shipment. Some of our long-term suppliers require us to make a prepayment at a certain percentage of the order value prior to shipping. Due to the availability of polysilicon, prepayment as a percentage of the entire contract has been reducing.

Solar Power Projects

Many solar power projects are being commissioned in Europe, China, the United States and other countries, largely driven by government mandates that require electric utility companies to use renewable energy to produce a certain percentage of their power by a future date. In 2009, we began to develop commercial solar power systems for these solar power projects on our own with the intent to sell them to third-parties upon completion of their development. Once construction on the project is completed, the project begins operating and generating power. Power is sold on the power grid, which may generate revenues for us, depending upon the project structure and whether there is a predetermined or committed purchaser. Once a purchaser for the project has been identified, we then complete the sale to the purchaser.

As of December 31, 2012, we had total solar power projects of approximately $41.0 million, including both projects operated by us and projects either completed or in construction for future sales. We completed construction of a solar power project located in four different sites in the Baslicata region of Italy, which has 2 MW of installed PV systems and has connected to the local electricity grid to generate power with total assets of $9.6 million. We are also in the early stages of development on several other solar power projects, including partially completed projects in the United States and China. We intend to begin construction on projects in China, the United States and the United Kingdom during 2013.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Net Sales

Our net sales are net of business tax, VAT and returns and exchanges, as applicable. We began to generate net sales primarily from the sales of PV modules in November 2004. We generated revenues from other products and services such as system integration prior to 2006, but such revenues are not significant after 2006. Factors affecting our net sales include average selling price per watt, market demand for our PV modules, unit volume shipped and our production capacity expansion.

In 2010, 2011 and 2012, sales to our top five customers accounted for approximately 24.9%, 23.3% and 25.1% of our net sales, respectively, and sales to our largest customer accounted for 9.5%, 8.9% and 9.1% of our net sales, respectively.

We have historically sold most of our PV modules to customers located in Europe, in particular Germany, Italy and Spain. In an industry in which demand is significantly impacted by government incentives and policies, Germany, Italy and Spain were historically the largest solar power products markets and through 2012 accounted for the largest concentrations of our sales. In each of the last three years, Germany was the largest solar power products market in the world and accounted for a major portion of our sales.  We expect the percentage contribution of our European sales to decrease due to the reduction of feed-in tariffs in mature PV markets, such as Germany, Italy and Spain.  We have also expanded our business presence in newer and emerging solar power markets, which include China, the United States, the United Kingdom, Australia, India, Israel, and Japan, as well as other markets in Asia, Africa, the Middle East, Latin America and the Caribbean Islands.  Some of these markets have experienced rapid growth due to government incentives and mandates that require electric utility companies to use renewable energy to produce a certain percentage of their power by a future date, and because the decreased costs of grid-scale solar projects make such projects more competitive with conventional energy forms. We expect to continue to expand our customer base geographically in 2013.

The following table sets forth our total net sales by geographical region, based on record country of sales, for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
Region	Total Net sales	Percent	Total Net sales	Percent	Total Net sales	Percent
	(in thousands, except for percentages)
Europe
Germany	$447,316	24.1%	$756,575	36.9%	$428,964	33.1%
Italy	409,561	22.0%	262,492	12.8%	79,533	6.1%
Spain	404,131	21.8%	271,071	13.2%	16,744	1.3%
Others	175,114	9.4%	107,396	5.3%	97,667	7.5%
Europe Total	1,436,122	77.3%	1,397,534	68.2%	622,908	48.0%
China	70,782	3.8%	144,739	7.1%	167,953	13.0%
United States	262,300	14.1%	440,299	21.5%	331,213	25.5%
Others	88,485	4.8%	65,330	3.2%	174,581	13.5%
Total	$1,857,689	100.0%	$2,047,902	100.0%	$1,296,655	100.0%

Cost of Goods Sold

Our cost of goods sold consists primarily of:

•                                          Polysilicon raw materials.  We purchase polysilicon from various suppliers, including silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies.

•                                          Other direct materials. Such materials include direct materials for the production of PV modules such as plastic, metallic pastes, tempered glass, laminate material, connecting systems and aluminum frames.

•                                          Sourcing costs.  We fulfill some of our wafer requirements by sourcing from strategic partners. We will continue to source wafers through medium-term and long-term supply agreements in order to fill the gap between our PV cell and module manufacturing capacity and our wafer manufacturing capacity.

•                                          Toll manufacturing. Prior to 2008, we entered into toll manufacturing arrangements by providing wafers to toll manufacturers for processing and receiving solar cells from them in return. The toll manufacturing cost is capitalized as inventory, and recorded as a part of our cost of goods sold when our finished PV modules are sold. Starting from 2010, we were able to meet nearly all of our solar cell needs with our in-house production capabilities and we discontinued our reliance on toll manufacturers for processing solar cells. In 2010, 2011 and 2012, we fulfilled some of our ingot and wafer requirements by obtaining toll services from our strategic partners.

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

Our cost of goods sold is affected by our ability to control raw material costs, to achieve economies of scale in our operations, and to efficiently manage our supply chain, including our successful execution of our vertical integration strategy and our judicious use of toll manufacturers or third-party wafer suppliers to fill potential shortfalls in production capability along the supply chain.

Gross Margin

Our gross margin is affected by changes in our net sales and cost of goods sold. Our gross margins decreased from 31.5% in 2010 to 16.2% in 2011 and 4.4% in 2012. The margin decrease from 2011 to 2012 was primarily due to decreases in our average sales price that were greater than both decreases in polysilicon purchase prices and reductions in per watt non-silicon manufacturing costs in 2012.  The margin decrease from 2010 to 2011 was primarily due to a decrease in average selling price of our PV modules, offset in part by increased shipping volume and decreased polysilicon and non-polysilicon material prices.   We may continue to face margin compression in the sales of PV modules if the average selling price of our PV modules continues to decline and we are unable to lower our cost of goods sold due to our existing, higher priced medium-term and long-term contract. As our PV module business expands, we believe additional economies of scale will help to improve our margins to offset negative market trends.

Operating Expenses

Our operating expenses include selling expenses, general and administrative expenses and research and development expenses.

Selling expenses

Selling expenses consist primarily of provisions for product warranties, outbound freight, employee salaries, pensions, share-based compensation expenses and benefits, travel and other sales and marketing expenses.  Our PV modules have typically been sold with a five-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. In 2011, we extended the product workmanship warranty to ten years and began to guarantee that module power output will not decrease by more than approximately 0.7% per year after the initial year of service.  We accrue the estimated cost of warranty based on 1% of the revenues generated from PV modules, consistent with the average industry level. Our selling expenses as a percentage of net sales increased from 4.1% in 2010 to 4.9% in 2011 and 9.2% in 2012 due to lower revenues as a result of lower average selling price and increased sales efforts, including hiring additional sales personnel, targeting of new markets, establishing representative offices and subsidiaries and additional marketing programs to continue to build our brand.  We expect our variable selling expenses to increase in 2013 at a rate consistent with the increase in the volume of our solar module shipments.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative personnel, compliance related consulting and professional fees and travel expenses.  Our general and administrative expenses as a percentage of net sales increased from 3.9% in 2010 to 7.7% in 2011, due to the establishment of local operations in international markets and provision for doubtful receivables for certain customers, and increased further to 13.6% in 2012, mainly due to lower revenues as a result of lower average selling price and more provision for doubtful receivables for certain specific customers. We expect our general and administrative expenses to decrease in 2013 as we realize the full effects of our organizational restructuring and streamlining performed in the second half of 2012, which included initial headcount reductions and other cost control measures, together with management efforts to mitigate receivable collection risk.

Research and development expenses

Research and development expenses consist primarily of costs of raw materials used in our research and development activities, salaries and benefits for research and development personnel, share-based compensation, outsourced research contracts and prototype and equipment costs relating to the design, development, testing and enhancement of our products and manufacturing process.  In 2012, our research efforts focused on high efficiency multi- and mono-crystalline cells, p-type and n-type solar cells, high reliability modules (such as double glass modules), quick-install PV module kits and improved ingot crystallization technologies. In 2011, our research efforts focused on high efficiency cell and module technologies and their manufacturing processes.  In 2010, our research efforts focused on further increasing our cell efficiencies and improving the performance of our module. In June 2010, we announced our research agreement with Solar Energy Research Institute of Singapore to develop an all-back-contact high-efficiency silicon wafer solar cell using our monocrystalline wafers. In April 2011, we entered into a three year research agreement with the Australian National University to develop high efficiency n-type silicon solar cells with conversion efficiencies of 20% for mass production. In particular, we have invested significantly in research and development of solar cell technology in order to achieve high conversion efficiency rates required for our advanced solar cells and modules, such as our “Honey” cell technology. As of December 31, 2012, we had achieved an independently confirmed conversion efficiency of monocrystalline cells of up to 19.9% and multicrystalline cells of up to 19.6% on a third-party laboratory test. We also designed products with specific applications. We have developed a variety of PV solar power product applications based on our existing monocrystalline and multicrystalline technologies.  These products and solutions include Trinamount mounting solution, a proprietary system to mount PV modules onto residential and commercial rooftops, Trinasmart, which provides maximizing and monitoring technologies to maximize roof space utilization and overall power output, architecturally-friendly modules of different colors, shapes and sizes, such as black modules, square monocrystalline modules and large-size modules. We will continue to expand and promote innovation in our process technologies of manufacturing ingots, wafers, cells and PV modules. In particular, we plan to focus on improving cell efficiency and reducing our production costs by enhancing manufacturing yields, which enable us to deliver higher-efficiency products at a lower cost. To enhance the quality and performance of our solar products, our research and development efforts also include leveraging on existing and newer technologies and supply chain options to optimize our silicon and non-silicon feedstock and processing costs.

Share-based Compensation Expenses

We adopted our share incentive plan in July 2006 and a total of 40,464,927 restricted shares and 99,161,181 share options were outstanding as of December 31, 2012.  For a description of the restricted shares and share options granted, including the exercise prices and vesting periods thereof, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” We are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized on a straight-line basis over the period in which the recipient is required to provide services to us in exchange for the equity award. For restricted shares granted to our employees, we record share-based compensation expense for the excess of the fair value of the restricted shares at the date of the grant over the purchase price that a grantee must pay to acquire the shares during the period in which the shares may be purchased. We have categorized these share-based compensation expenses in our (i) cost of goods sold; (ii) selling expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options.

The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses.

	Year Ended December 31,
	2010		2011		2012
	(in thousands, except for percentages)
Cost of goods sold	$63	1.1%	$58	0.7%	$49	0.8%
Selling expenses	484	8.1%	683	8.6%	628	10.5%
General and administrative expenses	5,131	86.1%	6,895	86.7%	5,029	83.8%
Research and development expenses	278	4.7%	322	4.0%	293	4.9%
Total share-based compensation expenses	$5,955	100.0%	$7,958	100.0%	$5,999	100.0%

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

In addition, certain enterprises may still benefit from a preferential tax rate of 15% under the new EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein. In September 2008, Trina China obtained the High and New Technology Enterprise Certificate with a valid term of three years starting from 2008. In 2011, Trina China renewed its High and New Technology Enterprise Certificate, effective from 2011 to 2013. Therefore, Trina China is entitled to a preferential income tax rate of 15% from 2008 through 2013 as long as it maintains its qualification as a “high and new technology enterprise strongly supported by the State” under the EIT Law. Also, in 2011, TST obtained the High and New Technology Enterprise certificate, effective from 2011 to 2013, and is entitled to a preferential income tax rate of 15% during that period.

Under the current laws of the Cayman Islands, our company is not subject to tax on income or capital gain.

Our wholly-owned subsidiary, Trina Solar (Hong Kong) Enterprise Limited was subject to Hong Kong profit tax at a rate of 16.5% in 2010, 2011 and 2012, respectively. No Hong Kong profit tax has been provided as our subsidiary has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

Our wholly-owned subsidiaries, Trina Solar (Singapore) Pte. Ltd., and Trina Solar Energy Development Pte. Ltd., were subject to Singapore profit tax at a rate of 17% in 2010, 2011, respectively. In 2012, Trina Solar (Singapore) Pte. Ltd. is subject to Singapore profit tax at a rate of 17% and Trina Solar Energy Development Pte. Ltd. is subject to a preferential Singapore profit tax at an effective rate of 5%, respectively. No Singapore profit tax has been provided as our subsidiaries did not have assessable profit that was earned in or derived from Singapore during the year presented.

Our wholly-owned subsidiary, Trina Solar (Schweiz) AG was subject to Switzerland profit tax at preferential tax rate of 10.12% in 2010 and 7.65% in 2011 and 2012, respectively.

The statutory tax rate in Luxemburg is 28.8%.  Our wholly-owned subsidiary, Trina Solar (Luxembourg) S.A.R.L., has filed all necessary documents to obtain the ruling of participation exemption on the gain in Luxembourg. Subject to the participation exemption ruling agreed by the tax bureau, the capital gains tax rate derived from the disposal of projects is 0%.

Our wholly-owned subsidiaries, Trina Solar (U.S.) Inc., Trina Solar (U.S.) Development LLC and TP-CA-SOUTH LLC were subject to U.S. profit tax at a rate of 40% in each of 2010, 2011 and 2012.

Our wholly-owned subsidiary, Trina Solar (Japan) Limited was subject to Japan profit tax at a rate of 40% in each of 2010, 2011 and 2012.

Our wholly-owned subsidiary, Trina Solar (Germany) GmbH was subject to Germany profit tax at a rate of 32.9% in each of 2010, 2011 and 2012.

Our wholly-owned subsidiary, Trina Solar (Italy) S.R.L. was subject to Italian profit tax at a rate of 31.4% in each of 2010, 2011 and 2012.

Our wholly-owned subsidiary, Trina Solar (Spain) S.L.U. was subject to Spanish profit tax at a rate of 30.0% in each of 2010, 2011 and 2012.

We make an assessment of the level of authority for each of our uncertain tax positions (including the potential application of interests and penalties) based on their technical merits, and have measured the unrecognized benefits associated with such tax positions. As of December 31, 2010, the amount of gross unrecognized tax benefits was $2.3 million. The aforementioned liability is recorded in liability for uncertain tax positions in the consolidated balance sheet. In accordance with our policies, we accrue and classify interest and penalties related to unrecognized tax benefits as a component of our income tax provision. In 2011, the unrecognized tax benefits were settled pursuant to an Advance Pricing Agreement between Trina China and Trina Solar (Schweiz) AG which was approved by the local tax bureau. As of December 31, 2012, the amount of gross unrecognized tax benefits was nil.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

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

Warranty Cost

It is customary in our business and industry to warrant or guarantee the performance of our solar module products at certain levels of power output for extended periods. Our PV modules have typically been sold with a five-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of delivery or installation. In 2011, we extended the product workmanship warranty to ten years and began to guarantee that module power output will not decrease by more than approximately 0.7% per year after the initial year of service. If a solar module is defective, we will either repair or replace the module at our discretion. Warranty costs primarily consist of replacement costs for parts and materials and labor costs for maintenance personnel.

We maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from our warranties. Due to our limited solar module manufacturing history, we do not have a significant history of warranty claims. Our accrued warranty cost reflects our best estimate of the probability of incurring warranty claims and costs associated with those warranty claims. These significant estimates are determined based on a number of factors, primarily including (1) an ongoing analysis of our actual historical costs incurred in connection with our warranty claims, (2) an assessment of our competitors’ accrual and claim history and (3) analysis of academic research results, available from industry research publications and papers, and other assumptions that we believe to be reasonable under the circumstances. Based on the results of analysis and technical testing, the revision to our warranty policy in June 2011 did not have a material effect on our warranty accrual rate. We acknowledge that such estimates are subjective and we will continue to analyze our claim history and the performance of our products compared to our competitors and future academic research results to determine whether the accrual is appropriate. To the extent that actual warranty costs differ from the estimates, or our expectations of future costs change, we will prospectively revise our accrual rate and/or the accrual balance. Such adjustments could have a material effect on our consolidated results of operations. For example, an increase or decrease of 0.1% accrual rate (i.e., to 1.1% or 0.9%) would have resulted in an in corresponding increase or decrease in warranty expense of $1.2 million for the year ended December 31, 2012.

Impairment of Long-lived Assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events include but are not limited to significant current period operation or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. The determination of fair value of the intangible and long lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. Future cash flows can be affected by factors such as changes in global economies, business plans and forecast, regulatory developments, technological improvements, and operating results. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized. We did not recognize any loss on impairment of long-lived assets for the years ended December 31, 2010, 2011 and 2012.

Generally, our actual shipments for a given year are lower than the year-ending annual manufacturing capacity for that year. We believe that there is sufficient evidence that demand for our PV products will increase. We view under-utilization of our capacity as a potential indicator of impairment, and we will continue to evaluate our capacity utilization in determining whether our assets are recoverable. However, we have effectively utilized most, if not all, of our capacity in the past and have had to outsource some of our production in order to meet demand.

Allowance for Doubtful Accounts and Provision for Losses of Advances to Suppliers

Before conducting business with customers, we assess and evaluate customer creditworthiness which was primarily based on information provided by third party credit rating agencies, validation of the project specifications with the customers and their financing banks, and customer onsite visits by senior management. We review the collectability of accounts receivable on a quarterly basis and provide allowances when there is doubt as to collectability. In addition to the specific allowance applied on the balance of individual customers, we group the remaining receivables without specific allowance based on overdue aging. An estimated loss percentage is then applied to each overdue aging group based on historical collection experiences, previous loss history and current credit conditions. During the fiscal years of 2011 and 2012 when the solar industry has been experiencing continuous declines in selling price and stagnated operating and financing cash flows, we have been focusing our assessment and evaluation much more on certain specific customers with significant doubt to the collectability of their past due balances based on a number of factors, including the long-overdue aging of the receivables, the customer’s current ability to pay, past payment patterns and their failure to adhere to previously negotiated repayment schedules, as well as the market conditions in Europe and United States, and how those conditions may affect the relevant customers. Based on such assessment, we made provision for doubtful recoveries totaling $5.4 million, $26.6 million and $61.4 million during the years ended December 31, 2010, 2011 and 2012, respectively, against the accounts receivable.

With respect to advances to suppliers, who are primarily suppliers of silicon and wafer raw materials, we perform ongoing credit evaluations of our suppliers’ financial conditions.  Some of our suppliers require prepayments and our prepayments are recorded either as current portion of advances to suppliers, if they are expected to be utilized within 12 months of each balance sheet date, or as advances to suppliers, net of current portion, if they represent the portion expected to be utilized after 12 months.  Based on such assessment, we made provision for potential losses of advances to suppliers totaling $0.2 million, $9.5 million and $2.8 million during the years ended December 31, 2010, 2011 and 2012 against the advances to suppliers, respectively, for balances paid to vendors who did not conduct delivery as scheduled so that we consider the recoverability is remote. We generally do not require collateral or security against advances to suppliers.

Share-based Compensation

We have granted restricted shares and share options to our directors, officers and employees. Share-based payment compensation is based on grant-date fair value and is recognized in our consolidated financial statements over the requisite service period, which is generally the vesting period. We grant our restricted shares at their fair value which generally represents the fair value of an unrestricted share. For share options, determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including the expected terms of the options, the price volatility of our underlying shares, the risk free interest rate, the expected dividend rate, as well as estimated forfeitures of the options. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our compensation charges may change based on changes to our actual forfeitures.

Inventories

We report inventories at the lower of cost or market. We determine cost on a weighted-average basis. These costs include direct material, direct labor, tolling manufacturing costs, and fixed and variable indirect manufacturing costs, including depreciation and amortization, and our outsourced wafers and cells.

We regularly review the cost of inventory against our estimated market value and record a lower of cost or market write-down if any inventories have a cost in excess of market value. Market value does not exceed the net realizable value of the inventory, which is the estimated selling price of our inventory in the ordinary course of business, less reasonably predicable costs of completion and disposal. The evaluation of net realizable value takes into consideration a number of factors including actual consumption of our finished goods compared to forecasted market demand, actual selling prices as agreed in our sales contracts and orders on hand for finished goods, the anticipated changes in the market selling price of our finished goods, seasonality fluctuations, and conversion costs in our production.

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

Based on such estimates, we had inventory write-downs totaling $10.2 million, $22.2 million and $39.6 million in the years ended December 31, 2010, 2011 and 2012, respectively.

To date, the majority of the inventory write-downs were due to the rapid decline in the market price of PV modules. We may not be able to reasonably predict the price trend of PV modules. If the price of PV modules continues to decrease, we may have to take additional write-downs on inventory in the future.  Additionally, market conditions are subject to change and actual consumption of our inventory could differ from forecasted demand. Historically, our estimates of future demand have been materially accurate and, as a result, we were not required to make significant revision to such estimates. Our inventories have a long life cycle and obsolescence has not historically been a significant factor in their valuation.

We have entered into purchase commitments through certain medium-term and long-term supply contracts to acquire materials from our suppliers to secure adequate and stable supply of silicon feedstock and wafer. Our commitments generally specify volume to be delivered on a periodic frequency within each fiscal year with the purchase price determined based on either variable price with reference to prevailing market price or a range of fixed prices subject to negotiation. We evaluate these commitments and record a loss if the anticipated purchase price is higher than the market value of those raw materials. The estimation of market value is using the same lower of cost or market approach as that used to value inventory. We have historically negotiated several medium-term and long-term supply contracts successfully so as to reduce our purchase price to more closely link our purchase costs with market price which is below the market value used to value the inventory. As a result, we did not recognize any loss on the commitments for the years ended December 31, 2010, 2011 and 2012.

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

We review project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We consider the project commercially viable if it is anticipated to be sellable for a profit once it is either fully developed or constructed.  We also consider a partially developed or partially constructed project commercially viable if the anticipated selling price is higher than the carrying value of the related project assets plus the estimated cost to completion. In determining whether or not the project assets are recoverable, we consider a number of factors, including changes in environmental, ecological, permitting, or regulatory conditions that may change for the project since the start of development. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. We did not recognize any impairment loss on project assets for the years ended December 31, 2010, 2011 and 2012.

Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence, both positive and negative, shall be considered to determine whether a valuation allowance for deferred tax assets is needed. In 2010, 2011 and 2012, our deferred tax assets were reduced by a valuation allowance amounting to $2.9 million, $0.2 million and $45.2 million. The significant amount of valuation allowance provided in 2012 is based on our evaluation of both positive and negative evidence available to us, including the net losses in recent years for our major operating subsidiaries, and our projection of future taxable income of those subsidiaries. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

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

We have entered into a series of forward foreign currency exchange contracts with several commercial banks to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with the outstanding accounts receivable. The forward foreign currency exchange contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the derivatives are recognized in the statement of operations. In 2010, 2011 and 2012, we recorded a gain of $9.5 million, a loss of $11.4 million and a gain of $8.5 million, respectively. These losses and gains are included in the line item “Derivatives gain (loss)” in the consolidated statements of operations.

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

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net sales. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2010		2011		2012
	(in thousands, except for percentages)
Net sales	$1,857,689	100%	$2,047,902	100.0%	$1,296,655	100.0%
Cost of goods sold	1,273,328	68.5%	1,715,260	83.8%	1,239,412	95.6%
Gross profit	584,361	31.5%	332,642	16.2%	57,243	4.4%
Operating expenses:
Selling expenses	75,677	4.1%	100,427	4.9%	118,885	9.2%
General and administrative expenses	72,711	3.9%	157,129	7.7%	176,719	13.6%
Research and development expenses	18,625	1.0%	44,120	2.1%	26,511	2.0%
Total operating expenses	167,013	9.0%	301,676	14.7%	322,115	24.8%

Income (loss) from operations	417,348	22.5%	30,966	1.5%	(264,872)	(20.4)%
Foreign exchange (loss) gain	(36,156)	(1.9)%	(27,435)	(1.3)%	908	0.1%
Interest expense	(33,952)	(1.8)%	(35,021)	(1.7)%	(51,887)	(4.0)%
Interest income	2,590	0.1%	3,056	0.1%	8,552	0.6%
Derivatives gain (loss)	9,476	0.5%	(11,393)	(0.6)%	8,542	0.6%
Other income, net	216	0.0%	9,317	0.5%	6,797	0.5%
Income (loss) before income taxes	359,522	19.4%	(30,510)	(1.5)%	(291,960)	(22.6)%
Income tax (expense) benefit	(48,069)	(2.6)%	(7,310)	(0.3)%	25,405	2.0%
Net income (loss) from operations	311,453	16.8%	(37,820)	(1.8)%	(266,555)	(20.6)%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Sales. Our total net sales decreased by $751.2 million, or 36.7%, from $2,047.9 million in 2011 to $1,296.7 million in 2012, primarily due to lower average selling price of PV modules, which decreased from $1.33 per watt in 2011 to $0.78 per watt in 2012.

Cost of Goods Sold. Our cost of goods sold decreased by $475.8 million, or 27.7%, from $1,715.3 million in 2011 to $1,239.4 million in 2012, primarily due to lower polysilicon and non-silicon raw material prices.  As a percentage of our total net sales, our cost of goods sold increased from 83.8% to 95.6% during the same periods.

Gross Profit. As a result of the foregoing, our gross profit decreased by $275.4 million, or 82.8%, from $332.6 million in 2011 to $57.2 million in 2012. Our gross margin decreased from 16.2% to 4.4% during the same period, primarily due to decreases in our average selling price that were greater than both decreases in polysilicon purchase prices and reductions in per watt non-silicon manufacturing costs in 2012.

Operating Expenses. Our operating expenses increased by $20.4 million, or 6.8%, from $301.7 million in 2011 to $322.1 million in 2012. The increase in operating expenses was due to increases in selling expenses and general and administrative expenses.  As a percentage of total net sales, operating expenses increased from 14.7% in 2011 to 24.8% in 2012. Share-based compensation expenses allocated to our selling expenses, general and administrative expenses and research and development expenses in 2012 were $0.6 million, $5.0 million and $0.3 million, respectively, based on the respective departments where such employees worked at the time of the grant.

Selling Expenses. Our selling expenses increased by $18.5 million, or 18.4%, from $100.4 million in 2011 to $118.9 million in 2012, primarily due to increases in salary and overall shipping costs due to greater sales volume. Selling expenses as a percentage of net sales increased from 4.9% to 9.2%. The increase of selling expenses was primarily due to additional marketing expenses incurred with our increased sales efforts and the expansion of our sales team by hiring additional sales personnel, expenses incurred in our targeting to new markets and establishing new representative offices and subsidiaries, and additional marketing programs to continue our brand.

General and Administrative Expenses. Our general and administrative expenses increased by $19.6 million, or 12.5%, from $157.1 million in 2011 to $176.7 million in 2012. General and administrative expenses as a percentage of net sales increased from 7.7% to 13.6%. The increase in our general and administrative expenses is mainly as a result of higher amount of provision for doubtful receivables offset by the lower administrative personnel costs, which included both salary and welfare expenses, as a result of our efforts to reallocate and reduce our manager-level headcount.

Research and Development Expenses. Our research and development expenses decreased by $17.6 million, or 39.9%, from $44.1 million in 2011 to $26.5 million in 2012, primarily due to the implementation of cost control measures, including the transition to increased self-developed research projects, the selective reduction of investment in utilization of external research institutes and resource consolidation. Research and development expenses as a percentage of net sales decreased from 2.1% to 2.0%.

Foreign Exchange (Loss Gain). We had a foreign exchange gain of $0.9 million in 2012, compared to a foreign exchange loss of $27.4 million in 2011. The gain was primarily due to slight appreciation of the Euro against the U.S. dollar in 2012 compared to the continuous depreciation of Euro against U.S. dollar in 2011.

Interest Expenses, Net. Our interest expenses, net, increased from $32.0 million in 2011 to $43.3 million in 2012, primarily due to increased average loan balance.

Derivatives Gain (Loss). In 2012, we had a derivatives gain of $8.5 million, compared to a loss of $11.4 million in 2011, primarily due to foreign currency forward contracts between the Euro and the U.S. dollar used to mitigate the effects of exchange rate volatility. See “—Critical Accounting Policies—Derivative Financial Instruments” for more details.

Income Tax Expenses (Benefit). Our income tax expenses decreased by $32.7 million, or 447.6%, from $7.3 million in 2011 to an income tax benefit of $25.4 million in 2012, primarily due to the recognition of deferred income tax benefit resulted from the net operating losses incurred in 2012. Our effective income tax rate was 8.7% and a negative 24.0% for the years ended December 31, 2012 and 2011, respectively. Our effective income tax rate for the year ended December 31, 2012 was lower than the PRC statutory enterprise income tax rate of 25%, primarily due to the recognition of $45.2 million valuation allowance on deferred income tax assets as we determined that not all of the deferred income tax assets could be realized.

Net Income (Loss). As a result of the foregoing, our net loss increased from a loss of $37.8 million in 2011 to $266.6 million in 2012, representing a increase of 604.8%. Our net margin decreased from negative 1.8% in 2011 to negative 20.6% in 2012, primarily due to decreased gross profits and higher operating expenses.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Sales. Our total net sales increased by $190.2 million, or 10.2%, from $1,857.7 million in 2010 to $2,047.9 million in 2011, primarily due to increased shipments from 1,057.0 MW in 2010 to 1,511.8 MW in 2011, an increase of 43.1%, offset by a decrease in average selling price of our PV modules.  Our average selling price decreased from $1.75 per watt in 2010 to $1.33 per watt in 2011. The decrease in the average selling price of our PV modules in 2011 was primarily due to changes in government subsidies and economic incentives in many markets, including Germany, our largest market, as well as Italy and Spain, over-supply of solar power products due to increased manufacturing capacity and reduced silicon raw material costs.

Cost of Goods Sold. Our cost of goods sold increased by $442.0 million, or 34.7%, from $1,273.3 million in 2010 to $1,715.3 million in 2011, primarily due to increased production and shipments, offset by decreased prices of polysilicon-based raw materials.  As a percentage of our total net sales, our cost of goods sold increased from 68.5% to 83.8% during the same periods.

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

Operating Expenses. Our operating expenses increased by $134.7 million, or 80.6%, from $167.0 million in 2010 to $301.7 million in 2011. The increase in operating expenses was due to increases in selling expenses, general and administrative expenses and research and development expenses.  As a percentage of total net sales, operating expenses increased from 9.0% in 2010 to 14.7% in 2011. Share-based compensation expenses allocated to our selling expenses, general and administrative expenses and research and development expenses in 2011 were $0.7 million, $6.9 million and $0.3 million, respectively, based on the respective departments where such employees worked at the time of the grant.

Selling Expenses. Our selling expenses increased by $24.7 million, or 32.7%, from $75.7 million in 2010 to $100.4 million in 2011, primarily due to increases in salary and overall shipping costs due to greater sales volume as well as our overseas expansion efforts. Selling expenses as a percentage of net sales increased from 4.1% to 4.9%.

General and Administrative Expenses. Our general and administrative expenses increased by $84.4 million, or 116.1%, from $72.7 million in 2010 to $157.1 million in 2011. The increase in general and administrative expenses was primarily due to increased salaries and benefits and costs related to the development and expansion of our overseas offices, including increasing our sales and marketing team from 90 employees as of December 31, 2010 to 154 by December 31, 2011, as well as allowances for doubtful receivables for certain customers. General and administrative expenses as a percentage of net sales increased from 3.9% to 7.7%.

Research and Development Expenses. Our research and development expenses increased by $25.5 million, or 136.9%, from $18.6 million in 2010 to $44.1 million in 2011, primarily due to increased headcount of our research and development personnel, salaries and investments in research and development projects. Research and development expenses as a percentage of net sales increased from 1.0% to 2.1%.

Foreign Exchange Gain (Loss). We had a foreign exchange loss of $27.4 million in 2011, compared to a foreign exchange loss of $36.2 million in 2010. The loss was primarily due to the depreciation of the Euro against the U.S. dollar.

Interest Expenses, Net. Our interest expenses, net, increased from $31.4 million in 2010 to $32.0 million in 2011.

Derivatives Gain (Loss). In 2011, we had a derivatives gain of $11.4 million, compared to a gain of $9.5 million in 2010, primarily due to foreign currency forward contracts between the Euro and the U.S. dollar used to mitigate the effects of exchange rate volatility. See “—Critical Accounting Policies—Derivative Financial Instruments” for more details.

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

B.                                    Liquidity and Capital Resources

We finance our operations primarily through short-term and long-term borrowings, proceeds from public offerings, including our convertible senior notes offering in July 2008, our follow-on offerings of ADSs in July 2009 and March 2010, and, to a lesser extent, cash generated from operations. We believe that our current cash and cash equivalents, short-term and long-term borrowings and anticipated cash flows from operations and the renewal of short-term bank borrowings will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow additional loans from banks. However, the current financial downturn affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

As of December 31, 2012, we had $807.3 million in cash and cash equivalents, $110.9 million in restricted cash and $1,374.6 million in outstanding borrowings (inclusive of convertible senior notes outstanding of $83.6 million). Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. We plan to use the cash available as of December 31, 2012, for potential future capital expenditures, including but not limited to the maintenance and enhancement of existing facilities, potential project systems related investments, and for working capital and other day-to-day operating purposes.

Our bank borrowing facilities include both short-term and long-term bank borrowings. We had total bank borrowing facilities of $1,461.9 million with various banks, of which $1,291.0 million had been drawn down with the remaining $170.9 million unused as of December 31,  2012. We have historically renewed or rolled over our short-term bank borrowings upon the maturity date. In addition to bank borrowing facilities, as of December 31, 2012, we also have facilities for trade financing in the amount of $1,332.0 million, of which $240.8 million has been used, as well as $83.6 million in principal amount of 4% convertible senior notes outstanding.  For details on our borrowings, please see “—Borrowings.”

In the past, we had significant working capital commitments for purchases of polysilicon and wafers. Our prepayments to suppliers were recorded either as current portion advances to suppliers, if they were expected to be utilized within 12 months of each balance sheet date, or as advances to suppliers, net of current portion, if they represented the portion expected to be utilized after 12 months. As of December 31, 2012, we had advances to suppliers, net of current portion, of $87.0 million, compared to $120.1 million as of December 31, 2011, due to that we are decreasing our use of long-term supply contracts that require prepayments to meet our needs for silicon-based raw materials. We also had the current portion of advances to suppliers of $57.8 million as of December 31, 2012, a decrease from $63.5 million as of December 31, 2011. We generally make prepayments without receiving collateral. As a result, our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of these suppliers in the event of their insolvency or bankruptcy. Going forward, we expect our advances to suppliers to decline as the polysilicon supply market further improves, offset by greater volume purchases as we expand our manufacturing capacity.

We do not currently plan to build new facilities to increase our annual manufacturing capacity of cells, ingots, wafers or modules during 2013 and plan to incur capital expenditures of up to $65 million to maintain or enhance our existing manufacturing facilities for new products, increased module efficiencies and systems-related initiatives.  See “—Capital Expenditures.” However, as we take into account market views concerning customer demand and the commercial lending environment, which is essential for the financing of PV system installations in our respective sales markets as well as our strategy to expand while preserving liquidity, we may later decide to expand our capacity during 2013 or at a future date.

With the decrease of revenue as a result of declining average selling price, we expect that our accounts receivable and inventories, two of the principal components of our current assets, will continue to be maintained at an appropriate level facilitating our working capital management, though the accounts receivable is expected to increase with more credit sales. We require prepayments from certain customers, depending on the credit status of the customers, market demand and the term of the contracts, but have been required to accept reduced prepayments from customers and may continue to see reductions in the amounts of prepayment we are able to obtain. We also allow some of our customers to pay all or a major portion of the purchase price by letters of credit. Until the letters of credit are drawn in accordance with their terms, the amount earned is recorded as accounts receivable.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Net cash provided by (used in) operating activities	$263,929	$21,927	$(178,199)
Net cash used in investing activities	(102,852)	(402,525)	(170,586)
Net cash provided by financing activities	186,046	443,446	342,266
Effect of exchange rate changes	(433)	1,184	(2,985)
Net change in cash and cash equivalents	346,690	64,032	(9,504)
Cash and cash equivalents at the beginning of the year	406,058	752,748	816,780
Cash and cash equivalents at the end of the year	$752,748	$816,780	$807,276

Operating Activities

Net cash used in operating activities amounted to $178.2 million in 2012. The net cash used in operating activities in 2012 was primarily due to (i) a net loss of $266.6 million, (ii) an increase in inventory of $64.5 million, due to our capacity expansion and slower turnover of finished goods and (iii) a decrease in accrued expenses and other current liabilities of $44.7 million, due to the timing of payments. Net cash used was partially offset by (a) depreciation and amortization of $111.1 million, (b) an increase in the allowance for accounts receivable of $61.4 million and (c) an inventory write-down of $39.6 million.

Net cash provided by operating activities amounted to $21.9 million in 2011. The net cash provided by operating activities in 2011 was primarily due to non-cash adjustments including depreciation of $69.8 million and an increase in accrued expenses and other current liabilities of $67.0 million, offset in part by (i) an increase in inventory of $192.9 million due to our capacity expansion and finished goods held by oversea subsidiaries, (ii) an increase in accounts receivable of $115.8 million due to increased sales and extension of credit terms, (iii) an increase in accounts payable of $221.8 million due to increase in purchases of raw materials as a result of our increased sales and extension of credit terms, and (iv) a decrease in income tax payable of $29.7 million due to that we made payments to PRC tax authorities based upon profits during the first half of 2011 followed by substantial losses during the second half of 2011.

Net cash provided by operating activities amounted to $263.9 million in 2010. The net cash provided by operating activities in 2010 was primarily due to higher net income offset by (i) an increase in accounts receivable of $94.8 million due to increased sales, (ii) an increase in advances to suppliers of $28.2 million due to increase in prepayments to our polysilicon suppliers to secure polysilicon feedstock, and (iii) an increase in project assets of $33.0 million due to the development of solar power projects in Europe.

Investing Activities

Net cash used in investing activities amounted to $170.6 million in 2012. The net cash used in investing activities in 2012 was primarily a result of capital expenditures for property, plant and equipment of $141.1 million for capacity expansion in first half of 2012, and an increased in restricted cash of $31.3 million.

Net cash used in investing activities amounted to $402.5 million in 2011. The net cash used in investing activities in 2011 was primarily a result of an increase in property, plant and equipment expenditures of $418.1 million, comprised mainly of purchases of cell production equipment, offset in part by an increased in restricted cash of $41.6 million.

Net cash used in investing activities amounted to $102.9 million in 2010. The net cash used in investing activities in 2010 was primarily a result of an increase in property, plant and equipment expenditures of $144.1 million, comprised mainly of purchases of cell, ingot and wafer production equipment, and a decrease in restricted cash of $34.0 million.

Financing Activities

Net cash provided by financing activities amounted to $342.3 million in 2012, which is primarily generated from proceeds of $1,126.3 million from bank borrowings (short-term and long-term), offset by repayment of $745.0 million in bank borrowings and $39.1 million cash payment for repurchasing convertible senior notes.

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

Restrictions on Cash Dividends

For a discussion on the ability of our subsidiaries to transfer funds to our company, and the impact this has on our ability to meet our cash obligations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ability to make distributions and other payments to our shareholders depends to a significant extent upon the distribution of earnings and other payments made by Trina China and TST,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries and our global income may be subject to PRC tax under the EIT law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC ‘resident enterprise.’”

Borrowings

We had short-term borrowings of $303.3 million and $711.8 million as of December 31, 2011 and 2012.  The average interest rate on short term borrowings was 3.65% and 3.88% per annum for the years ended December 31, 2011 and 2012, respectively. The funds borrowed under short-term arrangements are repayable within one year.  As of December 31, 2012, two short-term loans were secured by the plant and machinery of Trina China with a carrying value of $133.4 million.

We had current portion of long term borrowings of $86.2 million and $164.0 million and we had long-term borrowings, excluding current portion, of $520.2 million and $415.2 million as of December 31, 2011 and 2012, respectively. Certain of our long term borrowings contain restrictive covenants, and, except as disclosed below, as of December 31, 2012, we were in compliance with these covenants.

In July 2008, we completed an offering of $138 million of 4% convertible senior notes. The debt issuance costs of $11.7 million are being amortized over the life of the convertible senior notes using the interest method. Holders of our convertible senior notes may require us to repurchase all or a portion of the notes upon the occurrence of certain change in control events. The notes are convertible at any time prior to maturity, which is on July 15, 2013, unless previously redeemed at the option of the holders into our ADSs at a conversion price of $16.94 per ADS, subject to certain adjustments. We used the net proceeds received from the offering to expand our manufacturing lines for the production of silicon ingots, wafers, solar cells and PV modules, to purchase raw materials and other general corporate purposes. In connection with the convertible senior notes offering, we also offered 8,146,388 ADSs in an ADS borrowing facility. The ADS borrower will be required to return the borrowed ADSs by the scheduled maturity date of the notes in July 2013. In July 2011 and in accordance with the terms of the convertible senior notes, we tendered a put right purchase offer to our holders of convertible senior notes, and after this purchase, $137,680,000 principal amount of the convertible senior notes remained outstanding.  In 2011 and 2012, we repurchased a portion of the convertible senior notes with an aggregate principle amount of $9,924,000 and $44,174,000, which resulted in a gain of $2,341,290 and $5,091,424, respectively. After the repurchase, $83,582,000 principal amount of the convertible senior notes remains outstanding, as of December 31, 2012.

On September 8, 2009, Trina China entered into a five-year credit facility with a syndicate of banks, or the Facility, including both Renminbi facility and US dollar facility of RMB1,524.6 million ($242.0 million) and $80.0 million, respectively, of which RMB1,292.0 million ($205.1 million) and $80.0 million are designated solely for the expansion of our production capacity, and the remaining amount to be used to supplement working capital requirements once the capacity expansion is completed. The Facility can be drawn down either in Renminbi or US dollar. As of December 31, 2011 and 2012, we had fully drawn down the capacity expansion portion under the Facility and had a loan balance of $254.0 million and $184.6 million, respectively. The remaining Renminbi Facility of RMB232.6 million ($36.9 million) can only be drawn down on or after completion of capacity expansion. The weighted-average interest rate for borrowings under the facility is 6.50% and 6.43% for the years ended December 31, 2011 and 2012, respectively. Interest is payable quarterly or biannually in arrears for loans denominated in RMB and US dollars, respectively. The interest rate on RMB-denominated borrowings is 110% of the prevailing base lending rate pronounced by People’s Bank of China for loans of similar duration. The interest rate on US dollar-denominated borrowings is the prevailing six-month US London Interbank Offered Rate plus 300 basis points. As of December 31, 2012, the Facility is guaranteed by Trina as well as by the property, plant and equipment with carrying value of $283.4 million and the related land use rights of $14.3 million. For purposes of the expansion, we are required to match the Facility draw-down with an equal amount of cash from sources other than the Facility. The Facility contains certain financial covenants which require that specified debt to total assets ratio, net profit ratio and income to interest ratio to be maintained. As of December 31, 2011, Trina China violated the net profit ratio and income to interest ratio covenants. Trina China obtained a waiver letter from the Agriculture Bank of China, the leading bank in the syndicated loan, on February 8, 2012 to waive the covenants for the entire facility period.

On January 11, 2010, Trina Solar (Luxembourg) S.A.R.L., or Trina Luxembourg, entered into a fifteen-year facility with China Development Bank, or the TLB CDB Facility, of Euro 100.0 million, which is designated solely for the construction of certain planned PV projects. Trina Luxembourg had drawn down Euro 50.0 million and the remaining Euro 50.0 million had expired on March 14, 2011. The TLB CDB Facility is guaranteed by Trina China and the Company is required to match the TLB CDB Facility draw-down with the construction of those specified PV projects. Trina Luxembourg had a loan balance outstanding as of December 31, 2011 and 2012 of Euro 41.3 million ($53.4 million) and Euro 13.1 million ($17.3 million), respectively. The weighted-average interest rate for the borrowings was 4.66% and 4.26% for the years ended December 31, 2011 and 2012, respectively, and is computed as the prevailing six-month EUR LIBOR plus 300 basis points. There are no loan covenants with respect to this facility.

On May 17, 2011, Trina China entered into a three year credit facility with the Export-Import Bank of China, or the Ex-Imp Facility, amounting to $40.0 million, which is designated solely for capital expenditure purposes. As of December 31, 2012, the Company had drawn down $14.0 million and the remaining $26.0 million had expired due to the completion of underlying capital project. Trina China had a loan balance outstanding as of December 31, 2011 and 2012 of $14.0 million and $10.5 million, respectively. The interest rate is the prevailing six-month US LIBOR plus 380 basis points, which is 4.59% and 4.47% in 2011 and 2012, respectively. As of December 31, 2012, the Ex-Imp facility is guaranteed by Trina as well as by the property, plant and equipment with a carrying value of $30.7 million. The facility contains a debt payment coverage ratio covenant. Trina China was in compliance with the covenant as of December 31, 2011 and 2012.

On June 29, 2011, Trina China entered into a three-year credit facility with China Development Bank, or the TCZ CDB Facility, of $180.0 million, which is designated for the working capital. As of December 31, 2011 and 2012, the Company had fully drawn down the TCZ CDB Facility. Trina China had a loan balance outstanding of $180.0 million as of December 31, 2011 and 2012 respectively. The interest rate is the prevailing three-month US LIBOR plus 300 basis points, which is 3.25% and 3.47% in 2011 and 2012, respectively. The TCZ CDB facility contains certain financial covenants which require that specified current ratio, quick ratio, debt to asset ratio, debt repayment coverage ratio, interest coverage ratio, contingent liability ratio, current assets turnover and accounts receivable turnover be maintained. As of December 31, 2012, Trina China violated the required threshold of relevant covenants of debt to asset ratio, current assets turnover and accounts receivable turnover. Trina China obtained a written letter from CDB stating that the bank waives Trina China’s covenants breach by revising those relevant covenants. As of December 31, 2012, Trina China was in compliance with the revised covenants. Management have evaluated Trina China’s compliance with those revised covenants through the calendar year of 2013 and determined that it is not probable that Trina China will violate those revised covenants for a period of one year from December 31, 2012.

On December 7, 2011, TST entered into a three-year structured term loan facility with Standard Chartered Bank (Hong Kong) Limited, or the SC Facility, of $100.0 million, which can be drawn down in single or multiple tranches within the first 12 months either in Hong Kong dollars or U.S. dollars. Each tranche is for a term of up to 36 months from the initial drawdown date, and may be extended for up to another two years at TST’s discretion. The SC Facility is designated solely for the Company’s East Campus construction, which is expected to add approximately 500 MW of cell and module capacity to facilitate the Company’s high-efficiency Honey cell technology. As of December 31, 2011 and 2012, the Company had fully drawn down the SC Facility. TST had a loan balance outstanding of $100.0 million as of December 31, 2011 and 2012 respectively. The interest rate is the Hong Kong Interbank Offered Rate plus 2.25%, which is 2.61% and 2.63% in 2011 and 2012, respectively. The SC Facility is guaranteed by Trina as well as by the property, plant and equipment for which this borrowing is used to construct with carrying value of $116.8 million as of December 31, 2012. The SC Facility contains certain financial covenants which require that specified gearing, net tangible assets value and EBITDA-to-interest ratio be maintained. TST was in compliance with the covenants as of December 31, 2011 and 2012.

On December 23, 2011, Trina China entered into a three-year credit facility with Agriculture Bank of China, or the ABC Facility, of RMB30.0 ($4.8 million) million at an interest rate of 6.65% per year, which is designed solely for the “MW Square Crystal Silicon Heterojunction Solar Battery Research, Development and Industrialization Project”. As of December 31, 2011 and 2012, the Company had fully drawn down the facility. Trina China had a loan balance outstanding of $4.8 million as of December 31, 2011 and 2012, respectively. As of December 31, 2012, the ABC Facility is secured by the land use rights with carrying value of $2.3 million. There are no covenants in the facility.

On December 31, 2012, Trina Solar (Luxembourg) Holdings S.A.R.L., or TLH, entered into a three-year credit facility with China Development Bank of $80.0 million which is designated for working capital. As of December 31, 2012, the Company had fully drawn down the facility. TLH had a loan balance outstanding of $80.0 million as of December 31, 2012. The interest rate is the prevailing six-month US LIBOR plus 370 basis points which is 4.21% in 2012. The facility is guaranteed by Trina. The facility contains financial covenants and TLH was in compliance with the covenants as of December 31, 2012.

We have historically been able to repay our total borrowings as they became due mostly from cash from operations, proceeds from additional short-term and long-term borrowings or renewing the loans upon maturity. We may also seek additional debt or equity financing to repay the remaining portion of our borrowings. As we continue to ramp up our current and planned operations in order to complete our vertical integration and expansion strategies, we also expect to generate cash from our expanded operations to repay a portion of our borrowings.

Capital Expenditures

We had capital expenditures of $148.8 million, $418.2 million and $141.1 million in 2010, 2011 and 2012, respectively. Our capital expenditures were used primarily for purchases of equipment and facilities for the production of ingots, wafers, cells and modules. As of December 31, 2012, we had an annual manufacturing capacity of ingots and wafers of approximately 1,200 MW and cells and modules of approximately 1,900 MW. We do not currently plan to build new facilities to increase our annual manufacturing capacity of cells, ingots, wafers or modules during 2013 and plan to incur capital expenditures of up to $65 million to maintain or enhance our existing manufacturing facilities for new products, increased module efficiencies and system-related initiatives.  However, as we take into account market views concerning customer demand and the commercial lending environment, which is essential for the financing of PV system installations in our respective sales markets as well as our strategy to expand while preserving liquidity, we may later decide to expand our capacity during 2013 or at a future date.

Contingencies

On October 11, 2012, the trustee of Solyndra LLC, a manufacturer of solar panels based in California, filed a lawsuit against us, including our subsidiary Trina Solar (U.S.), Inc., and other Chinese manufacturers of PV solar panels in the U.S. District Court in California.  The plaintiff has asserted antitrust and related state-law claims against the defendants in this lawsuit.  The plaintiff’s complaint alleges that defendants have violated Section 1 of the Sherman Antitrust Act by conspiring among each other and with additional co-conspirators to fix prices of solar panels by dumping products in the United States and to destroy fair competition in the U.S. market.  The plaintiff similarly alleges conspiracy to fix prices and predatory pricing under California’s Cartwright Act and Unfair Practices Act.  In addition, the plaintiff has brought state-law claims of tortious interference with existing agreements and tortious interference with prospective economic advantage, alleging that the defendants interfered with Solyndra’s existing agreements with its customers by selling their products to Solyndra’s customers at below-cost prices. The defendants have not yet filed an answer or responsive pleading. At this early stage, the Company is not able to assess the exposure in connection with the lawsuit.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amended accounting guidance related to fair value measurements and disclosures with the purpose of converging the fair value measurement and disclosure guidance issued by the FASB and the International Accounting Standards Board. The guidance is effective for reporting periods beginning after December 15, 2011. The guidance includes amendments that clarify the intent of the application of existing fair value measurement requirements along with amendments that change a particular principle or requirement for fair value measurements and disclosures. We adopted the new guidance on January 1, 2012. The adoption did not have a material impact on its Consolidated Financial Statements or related disclosures.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, or ASU 2011-05, which amended accounting guidance related to presentation of comprehensive income. The standards update is intended to help financial statement users better understand the causes of an entity’s change in financial position and results of operation. The amendment eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendment requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also requires that reclassification adjustments for items that are reclassified from other comprehensive income to net income be presented on the face of the financial statement where the components of net income and other comprehensive income are presented. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, or ASU 2011-12, which defers only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. ASU 2011-05 and ASU 2011-12 are effective for reporting periods beginning after December 15, 2011. We adopted the new guidance on January 1, 2012.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income, or ASU 2013-02. The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross reference to the related footnote for additional information (e.g., the pension footnote). ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. We will adopt the provisions of the new guidance. The adoption will not have a material impact on our consolidated financial statements or related disclosures.

C.                                    Research and Development, Patents and Licenses, etc.

We focus our research and development efforts towards improving our ingot, wafer, solar cell and solar module manufacturing capabilities. We seek to reduce manufacturing costs and improve the performance of our products. As of December 31, 2012, we had a total of 425 employees involved in our research and development activities. Among them, 79 employees are under our technology development department and are dedicated to research and development. We also have a team of 346 employees under our engineering department and responsible for manufacturing technology development and further fine-tuning our production processes.

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

Our research and development efforts will be further enhanced by the R&D laboratory in the PV Park, a research and development center that focuses on developing PV technologies, including utilizing of alternative materials, increasing cell conversion efficiencies and conducting assembly and system research. The location of our R&D laboratory will allow us to more easily conduct technology exchanges with PV experts from world leading companies, research institutes and emerging technology companies also located within the PV Park. We completed construction of our R&D laboratory during the second quarter of 2012 and began utilizing the new facility in March 2012. We have also formed a world-class academic committee dedicated to creating a technology platform for the development of PV technologies. We are one of the two solar companies in China commissioned by the PRC government to establish and operate research and development centers.

Our research efforts are currently focused on four main product areas, namely ingots, wafers, solar cells and PV modules. We focus on improving cell efficiency and reducing our production costs by enhancing manufacturing yields, which enable us to deliver higher-efficiency products at a lower cost. To enhance the quality and performance of our solar products, our research and development efforts also include leveraging on existing and newer technologies and supply chain options to optimize our silicon and non-silicon feedstock and processing costs. In the fourth quarter of 2012, our average silicon usage was approximately 5.4 grams per watt, compared to approximately 5.8 and 5.9 grams per watt in the fourth quarters of 2011 and 2010, respectively.

Currently, we slice monocrystalline and multicrystalline wafers to approximately 180 micron thickness, while maintaining a low breakage rate. A thickness of 180 microns is preferred by customers because thinner wafers are not as durable and are subject to cell micro-cracking. Given the current historically low costs of polysilicon, any potential cost savings from thinner slicing would be minimal and not valued by the market.

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

In July 2012, we launched Trinasmart, which provides maximizing and monitoring technologies to maximize roof space and overall power output. Trinasmart’s proprietary intelligent technology is integrated into the module junction box, which allows monitoring and control of the PV array at the module level. We have also entered into collaborative relationships with developers and manufacturers of balance of system technologies, with the goal of lowering the overall unit cost of solar energy produced when combined with our module products.

We have invested significantly in research and development of solar cell technology in order to achieve high conversion efficiency rates required for our advanced solar cells and modules. We achieved conversion efficiencies of up to 19.9% in monocrystalline solar cells and 19.6% in multicrystalline solar cells in 2012 on a third party laboratory test, and plan to increase the efficiencies to up to 21.5% and 20.0%, respectively, by the end of 2013. In June 2010, we announced our research agreement with Solar Energy Research Institute of Singapore to develop an all-back-contact high-efficiency silicon wafer solar cell using our monocrystalline wafers. We have a team of 27 employees dedicated to the development and implementation of this process technology. We also plan to make additional efforts to realize the technical and cost synergies of having in-house vertically integrated manufacturing capabilities. Further, in April 2011, we entered into a three year research agreement with the Australian National University to develop high efficiency n-type silicon solar cells with conversion efficiencies of 20% for mass production.

In each of the three years ended December 31, 2010, 2011 and 2012, our research and development expenditures were $18.6 million, $44.1 million and $26.5 million, respectively, representing 1.0%, 2.1% and 2.0% of our total revenues for those periods. We will continue to drive and promote innovation in our process technologies of manufacturing ingots, wafers, cells and PV modules. Accordingly, we expect our research and development expenses to remain significant as we advance our research and development projects.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material adverse effect on our net sales, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                     Off-Balance Sheet Arrangements

Other than our purchase obligations for raw materials and equipment, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to you and other investors.

F.                                      Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term borrowings(1)	$628,893	$190,799	$438,094	$—	$—
Short-term borrowings	739,390	739,390	—	—	—
Purchase obligations(2)	259,957	76,290	84,467	67,200	32,000
Convertible senior notes(3)	85,252	85,252	—	—	—
Total	$1,713,492	$1,091,731	$522,561	$67,200	$32,000

(1)              Includes interests that are derived using an average rate of 4.62% per annum for long-term borrowings.

(2)              Consists of raw material and equipment purchase commitments and operating lease commitments. The raw material purchase commitment includes only the fixed and determinable portion under take-or-pay agreements, and does not include purchase commitments for which we are committed to purchase a specific volume amount but the purchase price is not fixed or determinable since the price is based upon the prevailing market price near the time of purchase.

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

Item 6.                                                         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jifan Gao	48	Chairman and Chief Executive Officer
Liping Qiu	48	Independent Director
Jerome Corcoran	63	Independent Director
Qian Zhao	44	Independent Director
Yeung Kwok On	51	Independent Director
Henry Wai Kwan Chow	67	Independent Director
Terry Wang	53	Chief Financial Officer
Yang Shao	47	Chief Human Resources Officer
Zhiguo Zhu	50	Senior Vice President of Module Business Unit
Qiang Huang	39	Senior Vice President of Blue Ocean Business Unit
Jim Wang	51	Vice President of European and American PV Systems Business Unit
Jiqing Gao	45	Vice President of China and APMEA PV Systems Business Unit
Benjamin Hill	42	President of Europe Region
Mark Mendenhall	54	President of Americas Region
Haiyan Sun	51	President of APMEA Region
Qi Lin	50	President of China Region

Directors

Mr. Jifan Gao founded our company in 1998. He has been our chairman and chief executive officer since January 1998. From August 2001 to October 2006, Mr. Gao served as the chairman of Changzhou Tianhe Investment Co., Ltd., a Chinese company that invests in new energy technologies, and he served as the chairman of Changzhou Tianhe New Energy Institute Co., Ltd., a Chinese company that is engaged in R&D and consulting services for new energy technologies, from May 2003 to October 2006. Mr. Gao also served as the vice chairman of Changzhou Minsheng Financing Guarantee Co., Ltd, a Chinese company that provides guarantee, investment and consulting services, from June 2004 to October 2006. Prior to founding our company, Mr. Gao was the founder and the head of Wujin Xiehe Fine Chemical Factory, a Chinese company that manufactures detergents for metal surfaces, from 1992 through 1997. From 1989 to 1992, Mr. Gao was one of the co-founders and the head of Guangdong Shunde Fuyou Detergent Factory. Mr. Gao currently serves as the executive member of the China Renewable Energy Society and as the standing vice chairman of the China New Energy Chamber of Commerce of the All-China Federation of Industry and Commerce. Mr. Gao is also an executive member of China Photovoltaic Society, an international director of Semiconductor Equipment and Materials International and a vice chairman of the executive committee of Asian Photovoltaic Industry Association. Mr. Gao has published and presented several articles and papers in solar power related magazines and conferences. Mr. Gao received his master’s degree in physical chemistry from Jilin University in 1988 and his bachelor’s degree in chemistry from Nanjing University in 1985.

Independent Directors

Mr. Liping Qiu has been a director of our company since May 2006. He is a co-founder of Milestone Capital, a China-focused private equity investment company, and the general partner of Milestone China Opportunities Fund I and Fund II, L.P., a partnership that invests primarily in high-growth Chinese companies, since 2002. In 2001, Mr. Qiu was Bear Stearns’s Beijing Office Representative, responsible for investment banking operations in China. From 1997 to 2000, Mr. Qiu worked at Merrill Lynch’s direct investment group and corporate finance group in Beijing and Hong Kong. Mr. Qiu received his bachelor’s degree and master’s degree in engineering from the National University of Defense Technology of China in 1984 and 1986, respectively.

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

Mr. Henry Wai Kwan Chow has been an independent director of our company since July 1, 2012. Prior to his retirement from IBM in 2009, Mr. Chow served in numerous executive positions in the Asia Pacific region, and was most recently general manager and then chairman of the IBM Greater China Group. He also served on IBM’s Worldwide Management Council and IBM’s Strategy Team, a group of senior IBM executives responsible for advising, reviewing, and formulating IBM’s strategy. Mr. Chow currently serves as a non-executive director to Advanced Micro Devices, Inc., a semiconductor company based in the United States, and also as a member of the European Advisory Committee of Bridgepoint Investment Ltd., a British private equity company. Mr. Chow received a bachelor’s degree in electrical engineering from the University of Hong Kong.

Executive Officers

Mr. Terry Wang has been our chief financial officer since June 2008. He served as our senior vice president of finance from January 2008 to June 2008. Mr. Wang has 20 years of extensive experience in international financial operations and management in technology and manufacturing industries. Prior to joining us, Mr. Wang served as the executive vice president of finance of Spreadtrum Communications, Inc., a fabless semiconductor company listed on NASDAQ, from 2004 to 2007. Before that, Mr. Wang served as CFO of a silicon valley-based technology company and controller at one of the largest NASDAQ-listed semiconductor assembly and testing companies.  Since April 2011, Mr. Wang has also served as independent director and audit committee chairman for 21Vianet.com, a NASDAQ-listed Internet data center services provider in China. Mr. Wang is a Certified Management Accountant, is certified in financial management and holds an MBA in finance from the University of Wisconsin.

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

Mr. Zhiguo Zhu has been our senior vice president of Module Business Unit since January 2012.  Mr. Zhu served as our vice president of finance from February 2011 to December 2011. He has over 20 years of professional experience in finance and general management with leading global and Chinese companies. Prior to joining us, Mr. Zhu was the global finance operation controller and internal control and audit director and chief financial officer at Haier Group from June 2009 to January 2011.  From May 2004 to June 2009, he worked at Lucent Technologies, including serving as a regional chief financial officer and vice president of Lucent Technologies (China) and a chief financial officer of Lucent Technologies (Qingdao) from 2008 to 2009. He also worked at China Track Group from 2002 to 2004 as finance controller and deputy general manager. From 1996 to 2002, Mr. Zhu worked for Howden Power and Howden Hua Engineering Company as financial controller and acting general manager. Mr. Zhu received a bachelor’s degree in engineering from Tsinghua University in 1984, a master’s degree from University of Shanghai Science and Technology in 1987 and an MBA from Imperial College London in 1995.

Dr. Qiang Huang has been our senior vice president of Blue Ocean Business Unit since September 2012.  Dr. Huang was our vice president of technology since October 2008 and was appointed our senior vice president of technology in December 2011. Dr. Huang served as our director of manufacturing engineering from May 2007 to July 2008. Prior to joining us, he served as senior manager of device integration of ST Microelectronics in Singapore from September 2006 to April 2007. From July 2004 to September 2006, he served as the thin-film module manager in X-Fab Sarawak in Malaysia. From April 2001 to July 2004, he served as a senior engineer, and then the acting engineering manager in System-on-Silicon Manufacturing Co. Ltd. Dr. Huang received a Ph.D degree in physics specializing in thin-film technology from National University of Singapore in Singapore in 2002 and a master’s degree in electronics materials and devices from Huazhong University of Science and Technology in China in 1998.

Mr. Jim Wang has been our vice president of European and American PV Systems Business Unit since November 2012. Mr. Wang joined us as our vice president of special projects since in 2012. Mr. Wang has over 20 years of management experience in semiconductor and photovoltaic industries. Prior to joining our company in 2011, Jim served as a vice president of sales and marketing at GCL-Poly Energy Holdings Limited, a leading polysilicon and wafer manufacturer listed on the Hong Kong Stock Exchange. During 2009 and 2010, Mr. Wang served as the chief operating officer at Comtec Solar Systems Company Ltd., a China-based photovoltaic company listed on the Hong Kong Stock Exchange. During 2008 and 2009, he served as a senior director of business development at JA Solar Holdings Co., Ltd., a manufacturer of high-performance solar power products listed on the Nasdaq. Mr. Wang received a bachelor’s degree in mechanical engineering from the Institute of Vocational Training Kanagawa, Japan in 1986, a master’s degree and a Ph.D. degree in precision machinery systems from Tokyo Institute of Technology in 1988 and 1989, respectively, and a Ph.D. degree in aerospace engineering from University of Arizona in Tucson in 1991.

Mr. Jiqing Gao has been our vice president of China and APMEA PV System Business Unit since November 2012. As one of the founders of our company, he has extensive experiences across various departments of our company, including production quality management, operations, research and development. He received a bachelor’s degree from Jilin University in 1990.

Mr. Benjamin Hill has been our vice president of Europe region since July 2012. During his time at Trina, he has served as the head of global sales and marketing and as vice president of sales and marketing in Europe. Prior to joining us, he worked with BP Solar for over ten years, serving as a sales director of Europe, Africa and the Middle East from September 1998 to January 2003, a regional director of North Europe from January 2003 to November 2005, a European sales director from November 2005 to July 2007 and a general manager of performance unit for South Europe from July 2007 to April 2009. From August 1986 to August 1998, he worked at Hiltec Solar Ltd., Nestec Ltd. and Sollatek Ltd. (UK). Mr. Hill has 25 years of experience in business development in the PV industry.

Mr. Mark Mendenhall has been our vice president of Americas region since August 2012. Before joining our company, from March 2011 to May 2012, Mr. Mendenhall has worked as a president and general manager for the North America division of Sun Edison, where he was responsible for developing Sun Edison’s solar power plant business in North America. Prior to that, Mr. Mendenhall worked for more than 30 years at Tyco International, where he served a president, general manager and director across a number of its various subsidiaries, including Raychem. He also held roles relating to strategic development, marketing, sales, operations management and technical engineer at Raychem prior to becoming a general manager. He also has experience operating in different cultures and global markets and has set up multiple manufacturing facilities in China. Mr. Mendenhall received a bachelor’s degree in physics and electronic engineering from the University of California at Berkeley in 1980.

Dr. Haiyan Sun has been as our vice president of APMEA region since July 2012. He joined us in February 2010 as vice president of the department of system engineering solutions & services. Prior to joining us, he worked at Oerlikon Solar as head of technical marketing in Asia and managing director in China for more than four years. Dr. Sun received a master’s degree in mechanical engineering from Wuhan Huazhong University of Science & Technology in China in 1985 and a Ph.D. degree in material science and engineering from Swiss Federal Institute of Technology in Switzerland in 1991.

Mr. Qi Lin has been our vice president of China region since July 2012. Prior to joining us, Mr. Lin worked at Siemens as senior vice president of Siemens SLC and general manager of the division of renewable energy for Northeast Asia. Before joining Siemens since 2004, Mr. Lin was general manager and group vice president in China for LM Glasfiber, a leading manufacturer of wind turbine rotor blades. Prior to joining LM Glasfiber in 2003, Mr. Lin worked for FOSS, a leading analytical instrument manufacturer in Denmark, and served as general manager of China. Mr. Lin received a bachelor’s degree from Beijing University of Technology in 1985 and an MBA degree from City University of Seattle in 2001.

B.                                    Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2012, the aggregate cash compensation that we paid to directors and executive officers was $4.8 million, including the compensation we paid to two of our former executive officers who left our company in June 2012. Our executive officers may be entitled to severance benefits upon termination of his or her employment depending on the reason for the termination. If the termination is without cause, then the executive officer is entitled to a certain amount of severance. Our directors and executive officers have also been paid pursuant to the share incentive plan in the form of restricted shares and share options.

Share Incentive Plan

In July 2006, our board of directors adopted a share incentive plan to link the personal interests of our board members, employees and consultants to those of our shareholders by providing them with an incentive to generate superior returns for our shareholders, as well as to provide us with the flexibility to motivate, attract and retain the services of these individuals upon whose judgment, interest and special effort the successful conduct of our operations is dependent. Our share incentive plan, as amended by our board of directors in February 2007, May 2008 and August 2010, reserves 352,718,350 shares for issuance, among which 217,928,091 were granted.

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

Share Options

As of March 1, 2013, our directors, officers, employees and consultants held an aggregate of 98,194,338 options in our Company. The following paragraphs describe the principal terms of our options.

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

The following table summarizes, as of March 1, 2013, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan.

Directors and Executive Officers	Ordinary Shares Underlying Outstanding Options	Exercise Price ($ per ADS)	Date of Grant	Final Expiration Date

Jifan Gao	*	16.275 7.42 22.89 27.29 3.94	April 11, 2008 May 14, 2009 May 19, 2010 May 13, 2011 November 15, 2012	April 11, 2013 May 14, 2014 May 19, 2015 May 13, 2016 May 15, 2015

Liping Qiu	—	—	—	—

Jerome Corcoran	—	—	—	—

Qian Zhao	—	—	—	—

Yeung Kwok On	—	—	—	—

Henry Wai Kwan Chow	—	—	—	—

Terry Wang	*	7.42 22.89 27.29 3.94	May 14, 2009 May 19, 2010 May 13, 2011 November 15, 2012	May 14, 2014 May 19, 2015 May 13, 2016 May 15, 2015

Yang Shao	*	27.29 3.94	May 13, 2011 November 15, 2012	May 13, 2016 May 15, 2015

Zhiguo Zhu	*	3.94	November 15, 2012	November 15, 2017

Directors and Executive Officers	Ordinary Shares Underlying Outstanding Options	Exercise Price ($ per ADS)	Date of Grant	Final Expiration Date

Qiang Huang	*	7.42 22.89 27.29 3.94	May 14, 2009 May 19, 2010 May 13, 2011 November 15, 2012	May 14, 2014 May 19, 2015 May 13, 2016 May 15, 2015

Jim Wang	—	—	—	—

Jiqing Gao	*	16.275 7.42 22.89 27.29	April 11, 2008 May 14, 2009 May 19, 2010 May 13, 2011	April 11, 2013 May 14, 2014 May 19, 2015 May 15, 2015

Benjamin Hill	*	22.89 27.29 3.94	May 19, 2010 May 13, 2011 November 15, 2012	May 19, 2015 May 13, 2016 May 15, 2015

Mark Mendenhall	—	—	—	—

Haiyan Sun	*	27.29 3.94	May 13, 2011 November 15, 2012	May 13, 2016 November 15, 2017

Qi Lin	—	—	—	—

Directors and executive officers as a group	38,220,500

Other individuals as a group	59,973,838		April 11, 2008 to November 15, 2012	April 11, 2013 to May 13, 2016

*                      Less than 1% of total outstanding ordinary shares.

Restricted Shares

As of March 1, 2013, our directors, officers, employees and consultants held an aggregate of 37,505,885 restricted shares in our company. The following paragraphs describe the principal terms of our restricted shares.

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

The following table summarizes, as of March 1, 2013, the outstanding restricted shares held by our directors and executive officers and other individuals as a group pursuant to the share incentive plan.

Directors and Executive Officers	Restricted Shares Held	Purchase Price ($ per share)	Date of Grant	End of Vesting Period

Jifan Gao	*	0.00001	April 11, 2008 May 14, 2009 May 19, 2010 May 13, 2011 November 15, 2012	April 11, 2013 May 14, 2014 May 19, 2015 May 13, 2016 November 15, 2017

Liping Qiu	*	0.00001	July 4, 2012	July 4, 2014

Jerome Corcoran	—	—	—	—

Qian Zhao	*	0.00001	May 18, 2010	May 18, 2013

Yeung Kwok On	*	0.00001	August 6, 2010	August 6, 2013

Henry Wai Kwan Chow	*	0.00001	July 4, 2012	July 4, 2015

Terry Wang	*	0.00001	May 14, 2009 May 19, 2010 May 13, 2011 November 15, 2012	May 14, 2014 May 19, 2015 May 13, 2016 November 15, 2017

Yang Shao	*	0.00001	September 15, 2010 May 13, 2011 November 15, 2012	September 15, 2015 May 13, 2016 November 15, 2017

Zhiguo Zhu	*	0.00001	February 14, 2011 November 15, 2012	February 14, 2016 November 15, 2017

Qiang Huang	*	0.00001	November 1, 2008 May 14, 2009 May 19, 2010 May 13, 2011 November 15, 2012	November 1, 2013 May 14, 2014 May 19, 2015 May 13, 2016 November 15, 2017

Directors and Executive Officers	Restricted Shares Held	Purchase Price ($ per share)	Date of Grant	End of Vesting Period

Jim Wang	*	0.00001	July 9, 2012	July 9, 2017

Jiqing Gao	*	0.00001	April 11, 2008 May 14, 2009 May 19, 2010 May 13, 2011	April 11, 2013 May 14, 2014 May 19, 2015 May 13, 2016

Benjamin Hill	*	0.00001	May 1, 2009 May 19, 2010 May 13, 2011 November 15, 2012	May 1, 2014 May 19, 2015 May 13, 2016 November 15, 2017

Mark Mendenhall	—	—	—	—

Haiyan Sun	*	0.00001	Feb 1, 2010 May 13, 2011 November 15, 2012	Feb 1, 2015 May 13, 2016 November 15, 2012

Qi Lin	*	0.00001	July 2, 2012	July 2, 2017

Directors and executive officers as a group	14,822,221

Other individuals as a group	22,683,664	0.00001	April 11, 2008 to November 15, 2012	April 11, 2013 to November 15, 2017

*                      Less than 1% of total outstanding ordinary shares.

C.                                    Board Practices

Board of Directors

Our board of directors consists of six directors. Our directors are elected by the holders of our ordinary shares. At each annual general meeting, one-third of our directors are subject to re-election. The directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and does not offer himself for re-election. Any other directors to retire will be those of the other directors who are longest in office since their last re-election or appointment, or by lot should they be of the same seniority. Our directors have the power to appoint a director to fill a vacancy on our board or as an addition to the existing board. Any director so appointed shall hold office only until the next annual general meeting and shall then be eligible for re-election. In September 2012, Mr. Jerome Corcoran and Mr. Henry Wai Kwan Chow, who have been independent directors of our company since July 1, 2012, were re-elected as directors by our shareholders during the annual general meeting. A director may be removed by ordinary resolution passed by our shareholders before the expiration of such director’s term. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or pledged as security for any obligation of our company or of any third party.

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

In 2012, our audit committee met four times.

Compensation Committee

Our compensation committee consists of Mr. Qian Zhao, Mr. Jerome Corcoran, and Dr. Yeung Kwok On.  Mr. Zhao, Mr. Corcoran, and Mr. Yeung satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange.  The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                                          reviewing and recommending to the board the compensation of our directors; and

•                                          reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In 2012, our compensation committee met three times.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Dr. Yeung Kwok On, Mr. Jerome Corcoran and Mr. Qian Zhao. Mr. Yeung, Mr. Corcoran and Mr. Zhao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange.  The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2012, our corporate governance and nominating committee met two times.

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

D.                                    Employees

We had 12,863, 14,386 and 11,670 employees as of December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, we had 11,646 full-time employees, including 9,999 in manufacturing, 425 in research and development, 221 in sales and marketing and 1,001 in administration.

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities. We plan to hire additional employees as we expand.

During 2012, we restructured our global sales, marketing and project development management structure and our operations are now divided into four regions, the Americas, Europe, China, and Asia Pacific, Middle East and Africa. We believe this restructuring will allow us to streamline the communications and process times involved in key commercial decisions. In conjunction with this restructuring, we performed a top-down review of our operations to reallocate and reduce our headcount and other operating expenses.

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 1, 2013 by:

•                                          each of our directors and executive officers; and

•                                          each person known to us to own beneficially more than 5% of our shares.

Ordinary Shares Beneficially Owned (1)(2)%
Directors and Executive Officers:
Jifan Gao(3)	262,644,459	6.7%
Liping Qiu	*	*
Jerome Corcoran	*	*
Qian Zhao	*	*
Yeung Kwok On	*	*
Henry Wai Kwan Chow	*	*
Terry Wang	*	*
Yang Shao	*	*
Zhiguo Zhu	*	*
Qiang Huang	*	*
Jim Wang	*	*
Jiqing Gao	*	*
Benjamin Hill	*	*
Mark Mendenhall	*	*
Haiyan Sun	*	*
Qi Lin	*	*
All Directors and Executive Officers as a Group(4)	287,809,674	7.3%

Principal Shareholders:
Wonder World Limited(5)	242,587,083	6.1%
Franklin Resources, Inc. and the group(6)	606,796,000	15.4%
Citadel Advisors LLC and the group(7)	252,438,400	6.4%

*                                         The person beneficially owns less than 1% of our outstanding ordinary shares.

(1)                                 Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)                                 The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 3,948,022,836 ordinary shares, being the number of shares outstanding as of March 1, 2013.

(3)                                 Includes (i) 3,782,551 ordinary shares held by Mr. Gao, (ii) 10,760,367 ordinary shares issuable upon the exercise of options exercisable within 60 days of the date of this annual report, (iii) 242,587,083 ordinary shares held by Wonder World Limited, a Cayman Islands company wholly owned by The Gao Trust, of which Mr. Gao is the settler and the sole member of the management committee, (iv) 4,666,133 ordinary shares held by Ms. Chunyan Wu, Mr. Gao’s wife, and (v) 848,325 ordinary shares issuable upon the exercise of options held by Ms. Wu exercisable within 60 days of this annual report. Mr. Gao’s business address is No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, China.

(4)                                 The business address of directors and officers is No. 2, Tian He Road, Electronics Park, New District, Changzhou Jiangsu 213031, China.

(5)                                 Wonder World Limited is a company incorporated in the Cayman Islands and wholly owned by The Gao Trust. The management committee of The Gao Trust consists of the settler, Mr. Jifan Gao. The trustee of The Gao Trust is Merrill Lynch Bank and Trust Company (Cayman) Limited. Mr. Gao’s business address is No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, China.

(6)                                According to the Schedule 13G/A filed on February 12, 2013 by (i) Franklin Resources, Inc., a company incorporated in Delaware, and jointly filed by (ii) Charles B. Johnson and (iii) Rupert H. Johnson, Jr., each a U.S. citizen and owner of more than 10% of the outstanding common stock of Franklin Resources, Inc., and (iv) Templeton Global Advisors Limited, a company incorporated in Bahamas and a subsidiary of Franklin Resources, Inc. The principal business address of Franklin Resources, Inc., Charles B. Johnson and Rupert H. Johnson, Jr. is One Franklin Parkway, San Mateo, CA 94403-1906 and the principal business office of Templeton Global Advisors Limited is Templeton Building, Lyford Cay, Nassau, Bahamas.

(7)                                 According to the Schedule 13G filed on February 7, 2013 by (i) Citadel Advisors LLC, a limited liability company incorporated in Delaware, and jointly filed by (ii) Citadel Advisors Holdings LP, a limited partnership incorporated in Delaware, (iii) Citadel Investment Group II, L.L.C., a limited liability company incorporated in Delaware, and (iv) Mr. Kenneth Griffin, a U.S. citizen and president and chief executive officer of Citadel Investment Group II, L.L.C. The address of the principal business office of the above reporting persons is c/o Citadel LLC, 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

As of March 1, 2013, 3,948,022,836 of our ordinary shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, 3,594,301,350 ordinary shares, or approximately 91.0% of our issued and outstanding shares, represented by 71,886,027 ADSs, were held by The Bank of New York Mellon, the depositary of our ADS program and a shareholder of record in the United States.

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

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Transactions with Certain Directors, Shareholders and Affiliates

Loans and Guarantees

We have in the past entered into short-term loans with domestic banks, some of which were guaranteed by related parties, but all of which have been fully repaid.  In addition, we had some borrowings guaranteed by Mr. Jifan Gao and Ms. Chunyan Wu in 2009 and 2010, after which such guarantees were cancelled in 2011 as they were no longer required.

Purchase Contract

In 2010, 2011 and 2012, Trina China purchased wafers for a total price of $10.6 million, $26.5 million and $36.7 million, respectively, from Changzhou Youze S&T Co., Ltd., a company controlled by Mr. Weizhong Wu, the brother of Ms. Chunyan Wu. The transactions were approved by the audit committee.

In 2011 and 2012, Trina China sold ingots for a total price of $0.6 million and $1.0 million, respectively, to Changzhou Youze S&T Co., Ltd., a company controlled by Mr. Weizhong Wu, the brother of Ms. Chunyan Wu. The transactions were approved by the audit committee.

In 2010, 2011 and 2012, Trina China purchased goods and equipment maintenance services for a total price of $1.6 million, $2.0 million and $1.5 million, respectively, from Changzhou Junhe Mechanical Co., Ltd., a company controlled by the brother-in-law of Mr. Jifan Gao. The transactions were approved by the audit committee.

In 2010, Trina China provided PV technical consulting services for a total price of $0.5 million to Shanghai Zhenhe New Energy S&T Development Co., Ltd., a company in which Trina China holds a 20% interest. The transactions were approved by the audit committee. In 2011, we received a dividend of $0.1 million from Shanghai Zhenhe New Energy S&T Development Co., Ltd.

Amounts due to related parties were $0.7 million, $6.7 million and $4.9 million as of December 31, 2010, 2011 and 2012, respectively, include amounts payable to Changzhou Youze S&T Co., Ltd. and Changzhou Junhe Mechanical Co., Ltd. controlled by Mr. Weizhong Wu and Mr. Weifeng Wu, respectively, the brothers of Ms. Chunyan Wu, for the purchase of wafers by Trina China.

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

Legal and Administrative Proceedings

On October 10, 2012, the Department of Commerce announced its final affirmative determination regarding antidumping and countervailing duties applicable to the importation of crystalline silicon PV cells into the United States, whether or not assembled into modules, from China. On November 7, 2012, the International Trade Commission announced its affirmative determination that imports of crystalline silicon PV cells into the United States from China cause “material injury” to the U.S. domestic industry. As a result, the Department of Commerce has issued antidumping and countervailing duty orders on our imports at an effective net rate of 23.75%, comprised of an antidumping duty margin of 18.32% and subsidy rate of 15.97%, minus 10.54% under the Department of Commerce rules to avoid a double application of calculated duties. In February 2013, we filed appeals, as did other parties, with the U.S. Court of International Trade, challenging various aspects of the Department of Commerce’s findings.  There is no certainty that our appeal will prevail.

In addition, on September 6, 2012, the European Commission announced the initiation of an anti-dumping investigation concerning imports into the European Union of crystalline silicon PV modules and key components (i.e., cells and wafers), originating in China. On November 8, 2012, the European Commission announced the initiation of an anti-subsidy investigation concerning imports into the European Union of crystalline silicon PV modules and key components originating in China. Further, on March 6, 2013, the European Commission moved to require registration of imports of silicon PV modules and key components into the European Union from China. The European Commission is expected to issue its provisional findings concerning its anti-dumping investigation by June 5, 2013, and concerning its anti-subsidy investigation by August 5, 2013. Its decision as to the imposition of any definitive measures will be presented before December 5, 2013.

On October 11, 2012, the trustee of Solyndra LLC, a manufacturer of solar panels based in California, filed a lawsuit against us, including our subsidiary Trina Solar (U.S.), Inc., and other Chinese manufacturers of photovoltaic solar panels in the U.S. District Court in California.  The plaintiff has asserted antitrust and related state-law claims against the defendants in this lawsuit.  The plaintiff’s complaint alleges that defendants have violated Section 1 of the Sherman Antitrust Act by conspiring among each other and with additional co-conspirators to fix prices of solar panels by dumping products in the United States and to destroy fair competition in the U.S. market.  The plaintiff similarly alleges conspiracy to fix prices and predatory pricing under California’s Cartwright Act and Unfair Practices Act.  In addition, the plaintiff has brought state-law claims of tortious interference with existing agreements and tortious interference with prospective economic advantage, alleging that the defendants interfered with Solyndra’s existing agreements with its customers by selling their products to Solyndra’s customers at below-cost prices.  The defendants have not yet filed an answer or responsive pleading.  At this early stage, we are not able to assess the exposure in connection with the lawsuit.

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

Item 9.                                                         THE OFFER AND LISTING

A.                                    Offering and Listing Details.

Our ADSs are listed on the New York Stock Exchange under the symbol “TSL.” From December 19, 2006 to January 19, 2010, each of ADSs represented 100 ordinary shares. Effective on January 19, 2010, we reduced this ratio to 50 ordinary shares to one ADS. All ADS trading prices on the New York Stock Exchange set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS to ordinary shares ratio of 50 ordinary shares to one ADS. For the period from December 19, 2006 to March 25, 2013, the trading price of our ADSs on the New York Stock Exchange has ranged from $2.04 to $35.43 per ADS.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods specified.

	Sales Price
	High	Low
Annual High and Low
2007	35.43	9.04
2008	27.51	2.86
2009	27.79	2.98
2010	31.89	14.85
2011	31.08	5.28
2012	12.19	2.04

Quarterly High and Low
First Quarter 2011	31.08	22.90
Second Quarter 2011	30.43	18.56
Third Quarter 2011	22.47	6.00
Fourth Quarter 2011	9.30	5.28
First Quarter 2012	12.19	6.73
Second Quarter 2012	7.99	5.01
Third Quarter 2012	6.87	3.95
Fourth Quarter 2012	4.80	2.04

Monthly High and Low
September 2012	4.88	3.95
October 2012	4.80	4.11
November 2012	4.29	2.04
December 2012	4.68	2.70
January 2013	5.91	4.40
February 2013	5.78	3.97
March 2013 (through March 28, 2013)	4.35	3.31

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

Under the EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. The SAT issued SAT Circular 82 on April 22, 2009. SAT Circular 82 provides certain criteria for determining whether the “de facto management body” of an offshore-incorporated enterprise controlled by PRC enterprises is located in China. On July 27, 2011, the SAT issued the Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of SAT Circular 82. Bulletin 45 clarifies certain issues related to the determination of PRC resident enterprise status, post determination administration and the authorities responsible for determining Offshore incorporated PRC resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC or foreign individuals or foreign enterprises, the criteria set forth therein may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC or foreign enterprises or individuals. Accordingly, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income other than dividends from our PRC subsidiaries, which could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Notwithstanding the foregoing provision, the EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Trina is classified as a resident enterprise, the dividends received from its PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company like Trina, having ownership interest in a PRC enterprise.

Moreover, under the EIT law, a withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC unless such non-resident enterprises can claim treaty protection. As such, these non-resident enterprises would enjoy a reduced withholding tax from treaty. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% withholding tax if such gain is regarded as income derived from sources within the PRC. If Trina is considered a PRC resident enterprise, it is likely that the dividends Trina pays with respect to Trina’s ordinary shares or ADSs, or the gain you may realize from the transfer of Trina’s ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC withholding tax.

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

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•                                          banks;

•                                          certain financial institutions;

•                                          insurance companies;

•                                          regulated investment companies;

•                                          real estate investment trusts;

•                                          broker-dealers;

•                                          traders that elect to mark to market;

•                                          U.S. expatriates or entities covered by U.S. anti-inversion tax rules;

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

In addition, the discussion below does not describe any tax consequences arising out of the 3.8% Medicare tax on “net investment income.”

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution generally will be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) either (a) the ADSs are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

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

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on a disposition of ADSs or ordinary shares generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test generally will be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

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

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules (as well as the elections discussed above) to your investment in ADSs or ordinary shares.

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

Additional Reporting Requirements

Certain U.S. Holders who are individuals may be required to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the ADSs and ordinary shares.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Item 11.                                                  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.3% in 2010, 5.4% in 2011 and 2.6% in 2012. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

Foreign Exchange Risk

Transaction risk

Most of our sales are currently denominated in U.S. dollars and Euros, with the remainder consisting mostly of Renminbi, while a substantial portion of our costs and expenses is denominated in Renminbi, with the remainder in U.S. dollars. Therefore, fluctuations in currency exchange rates could have an adverse impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly among the U.S. dollars, Renminbi and Euros, affect our gross and net profit margins and could result in foreign exchange and operating losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between the signing of sales contracts and the settling of these contracts. As of December 31, 2010, 2011 and 2012, we held $377.3 million, $466.5 million and $390.2 million in accounts receivable, respectively, most of which were denominated in U.S. dollars and Euros. Had we converted all of our accounts receivable as of either date into Renminbi at an exchange rate of RMB6.2301 for $1.00, the exchange rate as of December 31, 2012, our accounts receivable would have been RMB2,350.7 million, RMB2,906.6 million and RMB2,431.0 million as of December 31, 2010, 2011 and 2012, respectively. Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB5.6071 to $1.00, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of 2,115.7 million, RMB2,615.9 million and RMB2,187.9 million in accounts receivable as of December 31, 2010, 2011 and 2012, respectively. These amounts would therefore reflect a theoretical loss of RMB235.0 million, RMB290.7 million and RMB243.1 million for our accounts receivable as of December 31, 2010, 2011 and 2012, respectively. This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.

In addition, Renminbi is not a freely convertible currency. The SAFE controls the conversion of Renminbi to foreign currencies. The value of the Renminbi is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. Our cash and cash equivalents and restricted cash denominated in Renminbi amounted to $309.6 million, $208.4 million and $145.0 million as of December 31, 2010, 2011 and 2012, respectively.

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

Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. We recorded these exchange gains and losses in the statements of operations. In 2010, 2011 and 2012, we had a foreign exchange loss of $36.1 million, $27.4 million and a gain of $0.9 million, respectively.  As a significant portion of our sales contracts was denominated in Euros, the slight appreciation of the Euro against the U.S. dollar, resulted in our recording of an exchange gain in 2012.

Risk management

Our primary objective for holding derivative financial instruments is to manage currency risk. We record derivative instruments as assets or liabilities, measured at fair value.

Starting from October 2008, we have entered into a series of foreign currency forward contracts with commercial banks, to hedge our exposure to foreign currency exchange risk. As of December 31, 2012, we had foreign currency forward contracts with a total contract value of approximately $177.5 million. We do not use foreign currency forward contracts to hedge all of our foreign currency denominated commitments. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. As of December 31, 2012, we recorded a gain in fair value of forward foreign currency exchange contracts of $8.5 million, which was included in the line item “Derivatives gain (loss)” in the consolidated statements of operations. The Company estimates fair value of forward foreign currency exchange contract at the price that would be received from the sale of the contracts or paid to settle the contracts on the measurement date in an orderly transaction between market participants. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Assuming a 1.0% appreciation of the Euro against the U.S. dollar to the exchange rate as of December 31, 2012, the mark-to-market loss of our outstanding foreign exchange forward contracts (Euros/U.S. dollars) would have increased by approximately $1.0 million as of December 31, 2012. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar to the exchange rate as of December 31, 2012, the mark-to-market gain of our outstanding foreign exchange forward contracts (Renminbi/U.S. dollars) would have increased by approximately $0.7 million as of December 31, 2012.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates. If market interest rates for short-term demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average interest rate for our bank borrowings would result in an increase of approximately $5.2 million in interest expense in 2012. We may use derivative financial instruments, such as interest rate swaps, to mitigate potential risks of interest expense increases due to changes in market interest rates.

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

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2012, we received $387,121 from the depositary in reimbursements relating to the ADS facility.

PART II

Item 13.                 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.                 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.                 CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as of the period covered by this annual report. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms as of the end of the period covered by this annual report.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2012 using criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by KPMG, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2012. The attestation report issued by KPMG can be found on page F-3 of this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.              PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, audited our consolidated financial statements for each of the years ended December 31, 2010 and 2011. Effective June 26, 2012, we dismissed Deloitte and engaged KPMG to act as our independent registered public accounting firm. The change was made as part of a structured rotation of our audit service providers and was approved by our audit committee, our board of directors and our shareholders.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte and KPMG for the periods indicated.

	2011	2012
Audit fees(1)	$1,729,901	$1,068,003
Audit-related fees(2)	$—	$462,460
Tax fees(3)	$160,648	$—
All other fees	—	$—

(1)     “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our independent auditors for the audit of our consolidated financial statements.

(2)     “Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our independent auditors that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.”

(3)     “Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D.              EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.              PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.              CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective June 26, 2012, we ended the engagement of Deloitte as our independent registered accounting firm. Effective June 26, 2012, we engaged KPMG as our independent registered public accounting firm for the fiscal year ended December 31, 2012. The change was approved by our audit committee, our board of directors and our shareholders.

Deloitte’s report on our consolidated financial statements as of and for the years ended December 31, 2010 and 2011 did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2011, and subsequent interim period preceding the appointment of the new auditors, we did not have any “disagreement”, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of Deloitte, would have caused them to make reference to the subject matter of the disagreement in connection with its report on our consolidated financial statements for the two fiscal years ended December 31, 2011.

During the two fiscal years ended December 31, 2011, and subsequent interim period preceding the appointment of the new auditors, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

During the two fiscal years ended December 31, 2011, and subsequent interim period preceding the appointment of the new auditors, neither we nor anyone on our behalf consulted KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has KPMG provided to us a written report or oral advice that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with Deloitte, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of this disclosure to Deloitte and requested that Deloitte furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of Deloitte’s letter dated April 2, 2013 is attached herewith as Exhibit 4.16.

Item 16G.             CORPORATE GOVERNANCE

We believe that there are no significant differences between our corporate governance practices and those of U.S. domestic companies under the listing standards of the New York Stock Exchange.

PART III

Item 17.                 FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.                 FINANCIAL STATEMENTS

The consolidated financial statements of Trina and its subsidiaries are included at the end of this annual report.

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

4.1*	Amended and Restated Share Incentive Plan

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

4.7

Supplemental Polysilicon Supply Agreement II between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 24, 2009 (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.8

Syndicated Loan Agreement among Trina China, Agricultural Bank of China and various parties mentioned therein dated September 28, 2009 (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.9

Maximum Amount Property Mortgage Contract between Trina China and Agricultural Bank of China dated September 28, 2009 (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.10†

Supplementary Agreement No. 4 to Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2010 (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.11†

Supplementary Agreement No. 10 to Polysilicon Supply Agreement between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. dated January 11, 2011 (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.12†

Supplementary Agreement No. 15 to Polysilicon Supply Agreement between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. dated March 22, 2012 (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.13*††	Supplementary Agreement No. 17 to Polysilicon Supply Agreement between Trina China, Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated October 26, 2012

4.14*††	Supplementary Agreement No. 19 to Polysilicon Supply Agreement between Trina China, Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated March 8, 2013

4.15*††	Supplementary Agreement No. 20 to Polysilicon Supply Agreement between Trina China and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. dated March 8, 2013

4.16*	Letter dated April 2, 2013 from Deloitte Touche Tohmatsu Certified Public Accountants LLP

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of KPMG

101*

Financial information from registrant for the year ended December 31, 2012 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2011 and 2012; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2010, 2011 and 2012; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2010, 2011 and 2012; (iv) Consolidated Statements of Changes in Equity for the Years Ended December 31, 2010, 2011 and 2012; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2011 and 2012; (vi) Notes to the Consolidated Financial Statements; and (vii) Additional Information—Financial Statement Schedule I

*       Filed with this annual report on Form 20-F

**     Furnished with this annual report on Form 20-F

†       Confidential has been granted with respect to portions of this exhibit and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

††     Confidential treatment is being requested with respect to portions of this exhibit and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Trina Solar Limited

	By:	/s/ Jifan Gao
Name: Jifan Gao
Title: Chairman and Chief Executive Officer

Date: April 2, 2013

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

4.1*	Amended and Restated Share Incentive Plan

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

4.7

Supplemental Polysilicon Supply Agreement II between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 24, 2009 (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.8

Syndicated Loan Agreement among Trina China, Agricultural Bank of China and various parties mentioned therein dated September 28, 2009 (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.9

Maximum Amount Property Mortgage Contract between Trina China and Agricultural Bank of China dated September 28, 2009 (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.10†

Supplementary Agreement No. 4 to Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2010 (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.11†

Supplementary Agreement No. 10 to Polysilicon Supply Agreement between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. dated January 11, 2011 (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.12†

Supplementary Agreement No. 15 to Polysilicon Supply Agreement between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. dated March 22, 2012 (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.13*††	Supplementary Agreement No. 17 to Polysilicon Supply Agreement between Trina China, Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated October 26, 2012

4.14*††	Supplementary Agreement No. 19 to Polysilicon Supply Agreement between Trina China, Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated March 8, 2013

4.15*††	Supplementary Agreement No. 20 to Polysilicon Supply Agreement between Trina China and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. dated March 8, 2013

4.16*	Letter dated April 2, 2013 from Deloitte Touche Tohmatsu Certified Public Accountants LLP

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of KPMG

101*	Financial information from registrant for the year ended December 31, 2012 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2011 and 2012; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2010, 2011 and 2012; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2010, 2011 and 2012; (iv) Consolidated Statements of Changes in Equity for the Years Ended December 31, 2010, 2011 and 2012; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2011 and 2012; (vi) Notes to the Consolidated Financial Statements; and (vii) Additional Information—Financial Statement Schedule I

*       Filed with this annual report on Form 20-F

**     Furnished with this annual report on Form 20-F

†       Confidential has been granted with respect to portions of this exhibit and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

††     Confidential treatment is being requested with respect to portions of this exhibit and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

TRINA SOLAR LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Trina Solar Limited:

We have audited the accompanying consolidated balance sheet of Trina Solar Limited and subsidiaries as of December 31, 2012, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the year then ended. In connection with our audit of the consolidated financial statements, we also have audited financial statement schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trina Solar Limited and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Trina Solar Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 2, 2013, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

April 2, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Trina Solar Limited:

We have audited Trina Solar Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Trina Solar Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Trina Solar Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Trina Solar Limited and subsidiaries as of December 31, 2012, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the year then ended, and our report dated April 2, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

April 2, 2013

TRINA SOLAR LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Trina Solar Limited

We have audited the accompanying consolidated balance sheet of Trina Solar Limited and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2011 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Trina Solar Limited and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.

Shanghai, China

March 29, 2012

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars, except share data)

	As of December 31,
	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	816,779,973	807,275,992
Restricted cash	79,602,299	110,920,029
Inventories	249,778,729	318,503,459
Project assets, current portion	8,860,635	7,960,441
Accounts receivable, net of allowance for doubtful accounts of $45,438,767 and $106,825,173 as of December 31, 2011 and 2012, respectively	466,537,084	390,157,310
Current portion of advances to suppliers, net	63,492,494	57,846,194
Deferred income tax assets, net	10,466,825	12,716,521
Prepaid expenses and other current assets	73,203,526	60,107,295

Total current assets	1,768,721,565	1,765,487,241

Advances to suppliers, net of current portion	120,144,449	86,992,874
Property, plant and equipment, net	919,726,634	893,340,005
Prepaid land use rights, net	42,848,081	41,961,273
Project assets, net of current portion	2,902,034	23,397,997
Deferred income tax assets, net	19,038,544	41,047,764
Investment in equity affiliates	4,066,872	10,960,391
Other noncurrent assets	—	1,669,354
TOTAL ASSETS	2,877,448,179	2,864,856,899

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS – (continued)

(Amounts in U.S. dollars, except share data)

	As of December 31,
	2011	2012

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term borrowings	389,472,291	875,820,790
Convertible senior notes	—	83,582,000
Accounts payable	472,091,736	423,985,165
Amount due to related parties	6,748,353	4,861,497
Income taxes payable	4,502,285	936,803
Accrued expenses and other current liabilities	134,620,653	89,968,617
Total current liabilities	1,007,435,318	1,479,154,872

Long-term borrowings, excluding current portion	520,150,533	415,150,385
Convertible senior notes	127,756,000	—
Accrued warranty costs	58,810,186	65,780,019
Other noncurrent liabilities	17,970,893	22,986,914
Total liabilities	1,732,122,930	1,983,072,190

Equity:
Ordinary shares ($0.00001 par value; 73,000,000,000 shares authorized, 3,982,271,362 and 3,993,306,819 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	39,823	39,933
Additional paid-in capital	650,944,164	656,943,591
Retained earnings	481,950,538	215,395,146
Accumulated other comprehensive income	12,190,872	9,206,322
Total Trina Solar Limited shareholders’ equity	1,145,125,397	881,584,992
Non-controlling interest	199,852	199,717
Total equity	1,145,325,249	881,784,709
Commitments and contingencies (Note 17)
TOTAL LIABILITIES AND EQUITY	2,877,448,179	2,864,856,899

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in U.S. dollars, except share data)

	Year ended December 31,
	2010	2011	2012

Net sales	1,857,689,274	2,047,901,576	1,296,654,938
Cost of goods sold	1,273,328,214	1,715,259,698	1,239,411,615
Gross profit	584,361,060	332,641,878	57,243,323
Selling expenses	75,677,623	100,427,110	118,885,352
General and administrative expenses	72,710,154	157,128,736	176,719,139
Research and development expenses	18,624,846	44,120,473	26,510,457
Income (loss) from operations	417,348,437	30,965,559	(264,871,625)
Other income (expenses):
Interest income	2,590,210	3,056,185	8,551,539
Interest expense	(33,952,126)	(35,020,940)	(51,886,930)
Foreign exchange (loss) gain	(36,155,829)	(27,434,515)	907,500
Derivatives gain (loss)	9,475,794	(11,393,346)	8,541,721
Other income, net	215,692	9,316,434	6,797,196
Income (loss) before income taxes	359,522,178	(30,510,623)	(291,960,599)
Income tax (expense) benefit	(48,069,198)	(7,309,619)	25,405,072
Net income (loss)	311,452,980	(37,820,242)	(266,555,527)
Net loss attributable to the noncontrolling interest	—	149	135
Net income (loss) attributable to Trina Solar Limited shareholders	311,452,980	(37,820,093)	(266,555,392)

Earnings (loss) per ordinary share
Basic	0.09	(0.01)	(0.08)
Diluted	0.08	(0.01)	(0.08)

Weighted average ordinary shares outstanding
Basic	3,402,701,503	3,521,182,416	3,534,829,694
Diluted	3,833,713,796	3,521,182,416	3,534,829,694

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in U.S. dollars)

	Year ended December 31,
	2010	2011	2012

Net income (loss)	311,452,980	(37,820,242)	(266,555,527)
Other comprehensive (loss) income:
Foreign currency translation adjustments, net of nil tax	(433,227)	1,183,743	(2,984,550)
Comprehensive income (loss)	311,019,753	(36,636,499)	(269,540,077)
Less: net loss attributable to non-controlling interest	—	(149)	(135)
Comprehensive income (loss) attributable to Trina Solar Limited	311,019,753	(36,636,350)	(269,539,942)

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in U.S. dollars, except share data)

					Accumulated
					other		Total
	Ordinary shares		Additional	Retained	comprehensive	Noncontrolling	shareholders’
	Shares	Amount	paid-in capital	earnings	income (loss)	interest	equity
Balance at January 1, 2010	3,486,901,296	34,869	459,519,178	208,317,651	11,440,356	—	679,312,054
Share-based compensation	—	—	5,955,047	—	—	—	5,955,047
Issuance of restricted shares to employees	27,528,391	275	—	—	—	—	275
Issuance of ordinary shares pursuant to share option plan	4,503,300	45	1,088,931	—	—	—	1,088,976
Repurchase of restricted shares	(9,097,633)	(91)	—	—	—	—	(91)
Issuance of ordinary shares, net of issue costs	454,250,000	4,543	176,266,535	—	—	—	176,271,078
Net income	—	—	—	311,452,980	—	—	311,452,980
Foreign currency translation adjustments, net of nil tax	—	—	—	—	(433,227)	—	(433,227)
Balance at December 31, 2010	3,964,085,354	39,641	642,829,691	519,770,631	11,007,129	—	1,173,647,092
Share-based compensation	—	—	7,958,434	—	—	—	7,958,434
Vesting of restricted shares to employees	17,320,908	173	—	—	—	—	173
Issuance of ordinary shares pursuant to share option plan	865,100	9	156,039	—	—	—	156,048
Net loss	—	—	—	(37,820,093)		(149)	(37,820,242)
Acquisition of subsidiaries	—	—	—	—	—	200,001	200,001
Foreign currency translation adjustments, net of nil tax	—	—		—	1,183,743	—	1,183,743
Balance at December 31, 2011	3,982,271,362	39,823	650,944,164	481,950,538	12,190,872	199,852	1,145,325,249
Share-based compensation	—	—	5,999,427	—	—	—	5,999,427
Vesting of restricted shares to employees	11,035,457	110	—	—	—	—	110
Net loss	—	—	—	(266,555,392)	—	(135)	(266,555,527)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	(2,984,550)	—	(2,984,550)
Balance at December 31, 2012	3,993,306,819	39,933	656,943,591	215,395,146	9,206,322	199,717	881,784,709

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars)

	Year ended December 31,
	2010	2011	2012

Operating activities:

Net income (loss)	311,452,980	(37,820,242)	(266,555,527)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	52,279,855	69,837,152	111,108,445
Loss on change in fair value of investment in securities	812,929	295,715	—
(Gain) loss on change in fair value of derivatives	(9,475,794)	(9,495,084)	182,335
Loss (gain) on disposal of property, plant and equipment	1,772,161	3,586,877	(308,739)
Allowance made for accounts receivable, net of recoveries	5,435,656	26,556,358	61,387,013
Provision for losses of advances to suppliers	163,445	9,456,713	2,750,340
Inventory write-down	10,195,272	22,242,087	39,555,386
Deferred income tax benefit	(9,456,451)	(4,579,609)	(24,258,916)
Share-based compensation	5,955,047	7,958,434	5,999,427
Amortization of convertible senior notes issuance costs	3,899,771	2,101,948	—
Gain on repurchasing convertible senior notes	—	(2,341,290)	(5,091,424)

Changes in operating assets and liabilities:
Investment in securities	2,925,652	—	—
Accounts receivable	(94,803,019)	(115,775,917)	14,992,761
Inventories	(8,167,579)	(192,894,750)	(64,494,897)
Project assets	(33,040,511)	23,216,361	(29,239,605)
Advances to suppliers	(28,151,054)	(18,614,756)	(7,737,684)
Prepaid expenses and other current assets	(3,393,307)	(37,275,621)	12,914,006
Other noncurrent assets	—	—	(1,669,354)
Accounts payable	(2,406,437)	221,770,071	15,223,823
Amount due to related parties	—	6,079,370	(1,886,856)
Income taxes payable	21,282,640	(29,654,334)	(3,565,482)
Accrued expenses and other current liabilities	33,764,877	67,008,197	(44,652,036)
Accrued warranty costs	17,687,493	20,099,312	6,969,833
Other noncurrent liabilities	(5,179,337)	(4,029,184)	178,265
Prepaid land use rights	(9,625,161)	(5,800,534)	—
Net cash provided by (used in) operating activities	263,929,128	21,927,274	(178,198,886)

Investing activities:
Purchases of property, plant and equipment	(144,124,272)	(360,886,231)	(141,108,975)
Proceeds from sale of property, plant and equipment	3,622	1,523,598	3,896,148
Subsidies received from government for purchases of property, plant and equipment	7,454,208	2,315,542	4,837,756
Investments in affiliates	(155,888)	(3,910,984)	(6,893,519)
Decrease (increase) in restricted cash	33,970,278	(41,567,128)	(31,317,730)
Net cash used in investing activities	(102,852,052)	(402,525,203)	(170,586,320)

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS – (continued)

(Amounts in U.S. dollars)

	Year ended December 31,
	2010	2011	2012

Financing activities:
Proceeds from exercise of share options	1,088,976	156,048	—
Proceeds from issuance of ordinary shares, net of issuance costs	176,271,078	—	—
Payment for repurchase of convertible senior notes	—	(7,582,710)	(39,082,576)
Redemption of convertible senior notes	—	(320,000)	—
Proceeds from short-term bank borrowings	375,979,373	617,992,242	1,044,195,782
Repayment of short-term bank borrowings	(484,754,971)	(465,921,421)	(635,681,819)
Proceeds from long-term bank borrowings	117,461,375	298,922,413	82,107,781
Repayment of long-term bank borrowings	—	—	(109,273,393)
Contribution from non-controlling interest holders	—	200,001	—
Net cash provided by financing activities	186,045,831	443,446,573	342,265,775

Effect of exchange rate changes	(433,227)	1,183,743	(2,984,550)

Net change in cash and cash equivalents	346,689,680	64,032,387	(9,503,981)

Cash and cash equivalents at the beginning of the year	406,057,906	752,747,586	816,779,973
Cash and cash equivalents at the end of the year	752,747,586	816,779,973	807,275,992
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	29,825,019	31,182,570	48,716,224
Income taxes paid	33,410,763	52,731,568	3,024,638

Supplemental schedule of non-cash investing activities:

Purchases of property, plant and equipment included in accounts payable	46,603,004	108,993,805	45,663,411

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in U.S. dollars, except share data)

1.              PRINCIPAL ACTIVITIES AND ORGANIZATION

Trina Solar Limited (“Trina”) was incorporated under the laws of the Cayman Islands on March 14, 2006. Trina Solar Limited and its subsidiaries (collectively the “Company”) are principally engaged in the manufacturing and selling of solar modules in the People’s Republic of China (the “PRC”) and overseas markets including Europe, the United States and other Asia Pacific regions.

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)         Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

The accompanying consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and the Company’s ability to pursue financing arrangements, including the renewal or rollover of its bank borrowings, to support its working capital requirements.

During the year December 31, 2012, cash used in operating activities was $178,198,886 primarily as a result of the net loss incurred by the Company. As of December 31, 2012, the Company had cash and cash equivalents of $807,275,992 and short-term bank borrowings, including current portion of long-term bank borrowings and convertible senior notes due in 2013, of $959,402,790. The liquidity of the Company is primarily depending on its ability to maintain adequate cash flows from operations, to renew its short-term bank loans and to obtain adequate external financing to support its working capital and meet its obligations and commitments when they become due.

The Company has carried out a review of its cash flow forecast for the twelve months ending December 31, 2013. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Company’s working capital and capital expenditures requirements, and to meet its short term debt obligations and other liabilities and commitments as they become due.  In preparing the cash flow forecast, management has considered historical cash requirements of the Company, as well as other key factors, including its ability to renew its short-term bank borrowings during 2013. Historically, the Company has renewed or rolled over all its short-term bank loans upon the maturity date of the loans. From January 1, 2013 to April 1, 2013, the Company renewed short-term bank borrowings of $289.0 million that matured during this period. Management believes the assumptions used in the cash forecast are reasonable.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(b)         Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance made for doubtful accounts receivable, provision for losses on advances to suppliers, inventory write-down, the estimated useful lives of long-lived assets, the impairment of long-lived assets, fair value of foreign currency derivatives, accrued loss on firm purchase commitment, the accrual for uncertain tax positions and valuation allowance of deferred income tax assets, accrued warranty expenses, the grant-date fair value of share-based compensation awards and related forfeiture rates. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(c)          Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(d)         Restricted cash

Restricted cash is comprised of bank deposits held as collateral for letters of credit, commercial paper, bank drafts and bank borrowings as well as amounts held by counterparties under forward contracts. These deposits carry fixed interest rates and will be released when the bank borrowings are repaid or the related letters of credit, commercial paper and bank drafts are settled by the Company. The Company considers the restricted cash balances as equivalent to an investment whose return of principal requires the satisfaction of conditions (i.e., repayment of bank borrowings or settlement of letters of credit, commercial paper and bank drafts). Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment and, accordingly, the Company has presented such deposits and withdrawals as investing activities in the consolidated statements of cash flows.

TRINA SOLAR LIMITED AND SUBSIDIARIES

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

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

(g)         Investment in equity affiliates

Affiliated companies are entities over which the Company has significant influence, but which it does not control. The Company generally considers an ownership interest of 20% or higher to represent significant influence. Investments in equity affiliates are accounted for by the equity method of accounting. Under this method, the Company’s share of the profits or losses of affiliated companies is recognized in other income and its shares of movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Company and its affiliated companies are eliminated to the extent of the Company’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other-than-temporary. As of December 31, 2011 and 2012, the Company has equity investment in affiliates with a carrying amount of $4,066,872 and $10,960,391, respectively. No impairments were recorded for the years ended December 31, 2010, 2011 and 2012.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(h)         Receivables and Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for uncollectible accounts receivable. Estimated anticipated losses from doubtful accounts are based on aging, historical collection history, and other factors. The Company does not have any off-balance-sheet credit exposure related to its customers.

(i)            Inventories

The Company reports inventories at the lower of cost or market. The Company determines cost on a weighted-average basis. These costs include direct material, direct labor, tolling manufacturing costs, and fixed and variable indirect manufacturing costs, including depreciation and amortization.

The Company regularly reviews the cost of inventory and records a lower of cost or market write-down if any inventories have a cost in excess of market value. In addition, the Company regularly evaluates the quantity and value of its inventory in light of current market conditions and market trends and record write-down for any quantities in excess of demand and for any product obsolescence. This evaluation considers historic usage, expected demand, market price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. The Company also writes off silicon materials that may not meet its required specifications for inclusion in its manufacturing process. These materials are periodically sold for scrap or nominal amount.

TRINA SOLAR LIMITED AND SUBSIDIARIES

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

Project assets consisted of the following at December 31, 2011 and 2012:

	December 31,	December 31,
	2011	2012
	$	$
Project assets — Module cost	3,337,837	9,524,845
Project assets — Development	5,140,345	8,344,913
Project assets — Others	3,284,487	13,488,680
Total project assets	11,762,669	31,358,438

Current portion	8,860,635	7,960,441
Noncurrent portion	2,902,034	23,397,997

The Company reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company considers a project commercially viable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. The Company also considers a partially developed or partially constructed project commercially viable if the anticipated selling price is higher than the carrying value of the related project assets plus the estimated cost to completion. The Company considers a number of factors, including changes in environmental, ecological, permitting, or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease.

Due to the development, construction, and sale timeframe of the Company’s solar projects, it classifies project assets which are not expected to be sold within the next 12 months as “Project assets, net of current portion” or noncurrent portion on the Consolidated Balance Sheets. Once specific milestones have been achieved, the Company determines if the sale of the project assets will occur within the next 12 months from a given balance sheet date and, if so, it then reclassifies the project assets as current.

TRINA SOLAR LIMITED AND SUBSIDIARIES

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

	Year ended December 31,
	2010	2011	2012
	$	$	$
Total interest incurred	35,754,067	37,459,515	51,886,930
Less: Interest capitalized	1,801,941	2,438,575	—
Interest expenses	33,952,126	35,020,940	51,886,930

The Company computes depreciation expense using the straight-line method over the estimated useful lives of the assets presented below.

Years

Buildings	10–20
Plant and machinery	5–10
Motor vehicles	3–5
Electronic equipment, furniture and fixtures	3–5

(l)            Prepaid land use rights

The Company’s prepaid land use rights are reported at cost and are charged to expense on a straight-line basis over the 50-year period of the rights granted in the PRC.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(m)     Impairment of long-lived assets

The Company’s long-lived assets include property, plant and equipment, project assets and other intangible assets with finite lives. The Company evaluated the long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events include but are not limited to significant current period operating or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. No impairments were recorded during the years ended December 31, 2010, 2011 and 2012.

(n)         Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(o)         Income taxes

The Company accounts for income taxes using the asset and liability method whereby the Company calculates the deferred tax assets or liabilities at the balance sheet date using enacted tax laws and rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized or settled. The Company establishes valuation allowances to reduce deferred tax assets to the extent it is more likely than not that such deferred tax assets will not be realized. The Company does not provide deferred tax liabilities for investments in foreign subsidiaries to the extent such amounts relate to permanently reinvested earnings and profits of such foreign subsidiaries.

Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax assets and liabilities during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amounts of tax currently payable to or receivable from the taxing authorities. The Company only recognizes tax benefits related to uncertain tax positions when such positions are more likely than not of being sustained upon examination. For such positions, the amount of tax benefit that the Company recognizes is the largest amount of tax benefit that is more than fifty percent likely of being sustained upon the ultimate settlement of such uncertain tax position. The Company records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(p)         Revenue recognition

The Company recognizes revenue for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customer, the sales price is fixed or determinable and the collectability of the resulting receivable is reasonably assured. The Company’s sales agreements typically contain customary product warranties but normally do not contain post-shipment obligations nor return or credit provisions.

The Company recognizes sales of its solar modules based on the terms of the specific sales. Generally, it recognizes sales when the modules have been delivered to the customers’ designated point of shipment, which may include commercial docks or commercial shipping vessels. The Company normally provides credit terms to customers with good creditworthiness as determined by the Company’s credit assessment. For limited sales transactions with customers whose creditworthiness is doubtful, the Company requests cash payment before delivery and records such receipts as advances from customers. For customers to whom credit terms are extended, the Company only recognizes revenue when collectability is reasonably assured. The Company assesses collectability based on a number of factors, including past customer transaction history and customer credit analysis.

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(q)         Shipping and handling costs

Shipping and handling costs charged to customers are recorded in net sales. Shipping and handling costs relating to solar module sales of $39,159,748, $45,498,328 and $54,675,873 are included in selling expenses for the years ended December 31, 2010, 2011 and 2012, respectively. Shipping and handling costs relating to inventory purchases of $810,783, $469,416 and $869,814 are included as a component of cost of goods sold for the years ended December 31, 2010, 2011 and 2012, respectively.

(r)          Research and development

Research and development costs are incurred during the period the Company is developing new products or significantly improving existing products or technologies. Its research and development costs consist primarily of compensation and related costs for personnel, material, supplies, equipment depreciation and laboratory testing costs. These costs are expensed as incurred.

(s)           Government grants

The Company qualifies for grants from the PRC government for achieving certain research and development milestones. It records these grants as an offset to its research and development expenses in the periods in which the Company earns them. Grants that it receives prior to when the Company achieves the specified milestone are reported as a liability. The Company recorded $699,288, $411,970 and $342,974 of earned grants as reductions of research and development expenses for the years ended December 31, 2010, 2011 and 2012, respectively. Government grants related to assets are recorded as deferred liabilities and are recognized as an offset to depreciation expense on a straight-line basis over the useful life of the associated asset. The Company received government grants for assets of $7,454,208, $2,315,542 and $4,837,756 during the years ended December 31, 2010, 2011and 2012, respectively, and recognized $4,480,108, $4,833,562 and $2,460,843 as an offset to depreciation expense for the years ended December 31, 2010, 2011 and 2012, respectively. The Company records unrestricted cash government subsidies in other income in the consolidated statements of operations. Unrestricted cash government subsidies received were $321,519, $8,045,834 and $1,002,024 during the years ended December 31, 2010, 2011 and 2012, respectively.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(t)            Product warranties

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

(u)         Foreign currency translation and foreign currency risk

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

The financial records of the Company’s subsidiaries outside of the US are maintained in local currencies other than US dollar, such as RMB and Euro, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of comprehensive income.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(u)         Foreign currency translation and foreign currency risk — continued

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $208,427,732 and $145,036,568 as of December 31, 2011 and 2012, respectively. As of December 31, 2012, 97% of the Company’s cash and cash equivalents and restricted cash were held in major financial institutions located in PRC, European, USA and Asian Pacific financial institutions that amounted to $892,130,031 in total and were denominated in the following currencies:

	USD	EUR	RMB	AUD
	(million)	(million)	(million)	(million)
In PRC	498	96	911	10
In European Union	1	40	1	—
In USA	43	—	—	—
In Asian Pacific	6	—	—	9
Total in original currency	548	136	912	19

US$ equivalent	548	179	145	20

(v)         Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of accounts receivable and advances to suppliers. Before conducting business with customers, the Company conducts credit evaluations of these customers and requires certain customers to post letters of credit to secure payment or to make significant down payments. The Company generally has not required collateral or other security interests from its suppliers but it performs ongoing credit evaluations and communication with these suppliers of their financial condition and capability for goods delivery. The Company raises an allowance for doubtful accounts primarily based on the specific evaluation of individual account’s collectability risk and recoverability risk, previous loss history and the counterparties’ current ability to fulfill its obligation.

The assessment of customer creditworthiness is primarily based on historical collection records, validation of the project specifications with the customers and their financing banks, customer onsite visits by senior management and information provided by third party credit rating agency, such as Dun & Bradstreet, and the insurance company that ultimately insures the Company against customer credit default. Using this information, the Company further evaluates the potential effect of a delay in financing on the customers’ liquidity and financial position, their ability to draw down financing as well as their ability and intention to pay should it not obtain the related financing. Based on this analysis, the Company determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not sell the products or sell on a cash or prepayment basis. Therefore, based on the strict credit assessment, the Company conducts business with those customers having the ability and intent to pay.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(w)       Share-based compensation

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

(x)         Derivative financial instruments

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

The Company entered into certain forward foreign exchange contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with outstanding accounts receivable. The foreign exchange hedge contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency hedge contracts are recognized in the consolidated statements of operations. During the years ended December 31, 2010, 2011and 2012, the Company recorded change in fair value of forward foreign currency exchange contracts of $9,475,794, $(11,393,346) and $8,541,721, respectively, which has been recorded in “Derivative gain (loss)” in the consolidated statements of operations.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.                   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(y)              Earnings (loss) per share

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

The following table sets forth the computation of the basic and diluted income (loss) from operations per share for the periods indicated:

	Year ended December 31,
	2010	2011	2012
	$	$	$
Net income (loss) attributable to Trina Solar Limited shareholders — basic	311,452,980	(37,820,093)	(266,555,392)
Finance charge related to convertible notes	9,419,771	—	—

Net income (loss) attributable to Trina Solar Limited shareholders — diluted	320,872,751	(37,820,093)	(266,555,392)

Weighted average number of ordinary shares outstanding — basic	3,402,701,503	3,521,182,416	3,534,829,694
Nonvested restricted shares	16,977,041	—	—
Share options	6,715,832	—	—
Convertible senior notes	407,319,420	—	—

Weighted average number of ordinary shares outstanding — diluted	3,833,713,796	3,521,182,416	3,534,829,694

Earnings (loss) per ordinary share from operations — basic	0.09	(0.01)	(0.08)

Earnings (loss) per ordinary share from operations — diluted	0.08	(0.01)	(0.08)

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.                   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(y)              Earnings (loss) per share — continued

For the years ended December 31, 2010, 2011 and 2012, the following securities were excluded from the computation of diluted gain (loss) per share as inclusion would have been anti-dilutive.

	Year ended December 31,
	2010	2011	2012

Non-vested restricted shares	47,581,632	47,183,592	40,464,927
Share options	27,113,457	57,839,459	99,161,181
Convertible senior notes	—	377,083,332	246,700,118

Total	74,695,089	482,106,383	386,326,226

The call option on the Loaned Shares (see Note 11) has been excluded in the computation of basic EPS as the Company has concluded that the Loaned Shares are not considered issued for accounting purposes as existing shareholders are not expected to be affected by the issuance due to (a) the existence of the collateral arrangement and (b) the requirement that the holders of the Loaned Shares return any dividends received. The call option on the Loaned Shares has been considered in the computation of diluted EPS using the treasury stock method with the fair value of the collateral representing the assumed proceeds for the issuance of the underlying shares. For the year ended December 31, 2010, 2011 and 2012, there were no incremental shares included in the diluted EPS computation in regard to the Loaned Shares.

(z)               Recently issued accounting pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which amended accounting guidance related to fair value measurements and disclosures with the purpose of converging the fair value measurement and disclosure guidance issued by the FASB and the International Accounting Standards Board (“IASB”). The guidance is effective for reporting periods beginning after December 15, 2011. The guidance includes amendments that clarify the intent of the application of existing fair value measurement requirements along with amendments that change a particular principle or requirement for fair value measurements and disclosures. The Company adopted the new guidance on January 1, 2012. The adoption did not have a material impact on its Consolidated Financial Statements or related disclosures.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which amended accounting guidance related to presentation of comprehensive income. The standards update is intended to help financial statement users better understand the causes of an entity’s change in financial position and results of operation. The amendment eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendment requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also requires that reclassification adjustments for items that are reclassified from other comprehensive income to net income be presented on the face of the financial statement where the components of net income and other comprehensive income are presented. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”), which defers only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. ASU 2011-05 and ASU 2011-12 are effective for reporting periods beginning after December 15, 2011. The Company adopted the new guidance on January 1, 2012.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross reference to the related footnote for additional information (e.g., the pension footnote). ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. The Company will adopt the provisions of the new guidance on January 1, 2013. The adoption will not have a material impact on its consolidated financial statements or related disclosures.

TRINA SOLAR LIMITED AND SUBSIDIARIES

3.                   ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLES AND PROVISION FOR LOSSES OF ADVANCES TO SUPPLIERS

Accounts receivable are recorded at the amount due from customers for the sales of products sold and service rendered. An allowance for doubtful accounts is provided based on the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company assess the collectability of accounts receivable by analyzing specific customer accounts that have known or potential doubt as to collectability. In addition to the specific allowance applied on the balance of individual customers, the Company groups the remaining receivables without specific allowance based on overdue aging. An estimated loss percentage is then applied to each overdue aging group based on historical collection experiences, previous loss history and current credit conditions. The following table presents the movement of the allowance for doubtful accounts:

	At December 31,
	2010	2011	2012
	$	$	$

Balance, beginning of the year	13,859,407	19,295,063	45,438,767
Allowance made during the year	5,435,656	26,556,358	61,387,013
Amount written-off against allowance	—	(412,654)	(607)
Balance, end of the year	19,295,063	45,438,767	106,825,173

In order to secure a stable supply of silicon and wafer, the Company makes advances to certain suppliers. Advances to suppliers which the Company expects to take delivery of the inventory after the next twelve months are classified as non-current assets in the Company’s consolidated balance sheets. The Company monitors suppliers to ensure the timely delivery of goods in accordance with agreed schedules, and assesses the recoverability of advances to suppliers by analyzing specific supplier accounts that have known or potential settlement issues. The Company made provision for losses of advances to suppliers totaling $0.2 million, $9.5 million and $2.8 million during the years ended December 31, 2010, 2011 and 2012, respectively.

TRINA SOLAR LIMITED AND SUBSIDIARIES

4.      INVENTORIES

Inventories consisted of the following:

	At December 31,
	2011	2012
	$	$

Raw materials	27,629,870	69,340,896
Work in progress	16,294,428	41,547,820
Finished goods	205,854,431	207,614,743
Total	249,778,729	318,503,459

In 2010, 2011 and 2012, inventory was written down by $10,195,272, $22,242,087 and $39,555,386, respectively, to reflect the lower of cost or market.

5.                   PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	At December 31,
	2011	2012
	$	$

Buildings	112,360,504	169,769,630
Plant and machinery	708,782,109	886,430,211
Motor vehicles	2,530,905	3,414,460
Electronic equipment, furniture and fixtures	79,305,774	94,749,383
	902,979,292	1,154,363,684
Less: Accumulated depreciation	(185,542,927)	(294,156,922)
	717,436,365	860,206,762
Construction in progress	202,290,269	33,133,243
Property, plant and equipment, net	919,726,634	893,340,005

Depreciation of property, plant and equipment was $52,279,855, $69,837,152 and $110,221,637 for the years ended December 31, 2010, 2011 and 2012, respectively.

Construction in progress primarily represents the construction of new plants that include several new production lines and the machinery under installation.

As of December 31, 2011 and 2012, the Company has pledged property, plant and equipment with a total carrying amount of $360,873,347 and $564,244,909, respectively, to secure bank borrowings (see Note 10).

TRINA SOLAR LIMITED AND SUBSIDIARIES

6.                   PREPAID LAND USE RIGHTS

Prepaid land use rights represent fees paid to obtain the land use rights for the Company’s business operations. Amounts of amortization recognized in profit and loss related to the prepaid land use rights were $632,698, $783,214 and $886,808 for the years ended December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2011 and 2012, land use rights of $17,185,095 and $16,620,946, respectively, were pledged as collateral to secure bank borrowings (see Note 10).

7.                   ACCRUED EXPENSES AND CURRENT LIABILITIES

Accrued expenses and current liabilities consisted of the following:

	At December 31,
	2011	2012
	$	$

Payroll and welfare payables	26,067,216	22,155,642
Advance from customers	57,252,788	20,146,923
Derivatives	1,271,592	182,963
Accrued expenses	28,545,383	24,410,724
Other payables	21,483,674	23,072,365
Total	134,620,653	89,968,617

TRINA SOLAR LIMITED AND SUBSIDIARIES

8.                   DERIVATIVE FINANCIAL INSTRUMENTS

The following tables present the fair values of derivative instruments included in the Company’s consolidated balance sheets as of December 31, 2011 and 2012:

December 31, 2011
Other
	Other Assets	Current
	- Current	Liabilities
	$	$
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	2,910,301	1,271,592

December 31, 2012
Other
	Other Assets	Current
	- Current	Liabilities
	$	$
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	1,639,337	182,963

See Note 9, “Fair Value Measurement,” to the Company’s consolidated financial statements for information about the techniques the Company uses to measure the fair value of its derivative instruments.

The following table present the amounts related to derivative instruments affecting the Company’s consolidated statements of operations for the years ended December 31, 2010, 2011 and 2012:

	Amount of Gain (loss) on Derivatives Recognized in Income Year Ended December 31			Location of Gain (loss) Recognized in
Derivative Type	2010	2011	2012	Income on Derivatives
	$	$	$
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	9,475,794	(11,393,346)	8,541,721	Derivatives gain (loss)

TRINA SOLAR LIMITED AND SUBSIDIARIES

9.      FAIR VALUE MEASUREMENT

The Company does not have any assets or liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2011 and 2012.

As of December 31, 2011 and 2012, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair Value Measurements at December 31, 2011
Using
Quoted
	Total Fair	Prices in
	Value and	Active	Significant
	Carrying	Markets for	Other	Significant
	Value on the	Identical	Observable	Unobservable
	Balance	Assets	Inputs	Inputs
	Sheet	(Level 1)	(Level 2)	(Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	2,910,301	—	2,910,301	—

Liabilities:
Foreign exchange forward contracts	(1,271,592)	—	(1,271,592)	—
Net assets	1,638,709	—	1,638,709	—

TRINA SOLAR LIMITED AND SUBSIDIARIES

9.      FAIR VALUE MEASUREMENT — continued

Fair Value Measurements at December 31, 2012
Using
Quoted
	Total Fair	Prices in
	Value and	Active	Significant
	Carrying	Markets for	Other	Significant
	Value on the	Identical	Observable	Unobservable
	Balance	Assets	Inputs	Inputs
	Sheet	(Level 1)	(Level 2)	(Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	1,639,337	—	1,639,337	—
Liabilities:
Foreign exchange forward contracts	(182,963)	—	(182,963)	—
Net assets	1,456,374	—	1,456,374	—

A summary of changes in Level 3 foreign exchange forward contracts for the years ended December 31, 2010, 2011 and 2012 is as follows:

	As of December 31,
	2010	2011	2012
	$	$	$
Beginning balance	596,251	(13,478,691)	—
Total gain or losses (realized/unrealized)
Included in earnings	(13,478,691)	—	—
Settlements	(596,251)	13,478,691
Ending balance	(13,478,691)	—	—
The amount of total gains (losses) for the year included in earnings attributable to the change in unrealized gains (losses) relating to assets and liabilities still held at the reporting date	(13,478,691)	—	—

Following is a description of the valuation techniques that the Company uses to measure assets and liabilities at fair value on a recurring basis under the fair value measurement guidance as well as the basis for classification of such instruments pursuant to the valuation hierarchy established under the guidance:

TRINA SOLAR LIMITED AND SUBSIDIARIES

9.                   FAIR VALUE MEASUREMENT — continued

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

• Short-term financial instruments (cash equivalents, restricted cash, accounts receivable and payable, short-term borrowings, and accrued liabilities) — cost approximates fair value because of the short maturity period.

• Long-term borrowings — fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term borrowings approximate their fair values as all the long-term debt carry variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

• Convertible senior notes — the estimated fair value was $ 75,223,800 as of December 31, 2012 based on the quoted market price in an active market.

TRINA SOLAR LIMITED AND SUBSIDIARIES

10.    BANK BORROWINGS

The Company’s bank borrowings consisted of the following:

	At December 31,
	2011	2012
	$	$
Bank borrowings
Short-term	303,259,524	711,773,487
Long-term, current portion	86,212,767	164,047,303
Total current	389,472,291	875,820,790

Long-term, non-current portion	520,150,533	415,150,385
Total	909,622,824	1,290,971,175

Short-term borrowings

The Company’s short-term bank borrowings consisted of the following:

	At December 31,
	2011	2012
	$	$

Short-term borrowings guaranteed by Trina	59,609,524	151,136,743
Short-term borrowings secured by plants and machinery of Changzhou Trina Solar Energy Co., Ltd. (“Trina China”)	43,650,000	56,136,744
Unsecured short-term borrowings	200,000,000	504,500,000
Total	303,259,524	711,773,487

The average interest rate on short term borrowings was 3.65% and 3.88% per annum for the years ended December 31, 2011 and 2012, respectively. The funds borrowed under the above short-term arrangements are repayable within one year. As of December 31, 2012, two short term loans are secured by the plant and machinery of Trina China with carrying value of $133,353,290.

As of December 31, 2012, the Company has short-term bank facilities of $882,668,078 with various banks, of which $711,773,487 had been drawn down, and $170,894,591 was available.

TRINA SOLAR LIMITED AND SUBSIDIARIES

10.    BANK BORROWINGS — continued

Long term borrowings

On September 8, 2009, Trina China entered into a five-year credit facility with a syndicate of banks including both Renminbi (“RMB”) facility and US dollar facility (the “Facility”) amounting to RMB1,524.6 million ($241,965,434) and $80.0 million respectively, of which RMB1,292.0 million ($205,050,072) and $80.0 million are designated solely for the expansion of the Company’s production capacity, and the remaining amount to be used to supplement working capital requirements once the capacity expansion is completed. The facility can be drawn down either in RMB or US dollar. As of December 31, 2011 and 2012, the Company had fully drawn down the capacity expansion portion under the Facility and had a loan balance of $254,003,581 and $184,573,440 respectively. The remaining RMB Facility of RMB232.6 million ($36,915,362) can only be drawn down on or after completion of capacity expansion. The weighted-average interest rate for borrowings under the Facility is 6.50% and 6.43% for the years ended December 31, 2011 and 2012 respectively. Interest is payable quarterly or biannually in arrears for loans denominated in RMB and US dollars, respectively. The interest rate on RMB-denominated borrowings is 110% of the prevailing base lending rate pronounced by People’s Bank of China (“PBOC”) for loans of similar duration. The interest rate on US dollar-denominated borrowings is the prevailing six-month US London Interbank Offered Rate (“LIBOR”) plus 300 basis points. As of December 31, 2012, the Facility is guaranteed by Trina as well as by the property, plant and equipment with carrying value of $283,420,944 and the related land use rights of $14,279,056. For purposes of the expansion, the Company is required to match Facility draw-down with an equal amount of cash from sources other than the Facility. The Facility contains certain financial covenants which require that specified debt to total assets ratio, net profit ratio and income to interest ratio be maintained. As of December 31, 2011, Trina China violated the net profit ratio and income to interest ratio covenants. Trina China obtained a waiver letter from the Agriculture Bank of China, the leading bank in the syndicated loan, on February 8, 2012 to waive the covenants for the whole Facility period.

On January 11, 2010, Trina Solar (Luxembourg) S.A.R.L (“Trina Luxembourg”) entered into a fifteen-year facility with China Development Bank (“CDB”) (the “TLB CDB Facility”) amounting to Euro 100.0 million, which is designated solely for the construction of certain planned PV projects. Trina Luxembourg had drawn down Euro 50.0 million and the remaining Euro 50.0 million had expired on March 14, 2011. The TLB CDB Facility is guaranteed by Trina China and the Company is required to match the TLB CDB Facility draw-down with the construction of those specified PV projects. Trina Luxembourg had a loan balance outstanding as of December 31, 2011 and 2012 of Euro 41.3 million ($53.4 million) and Euro 13.1 million ($17.3 million) respectively. The weighted-average interest rate for the borrowings was 4.66% and 4.26% for the years ended December 31, 2011 and 2012 respectively, and is computed as the prevailing six-month EUR LIBOR plus 300 basis points. There are no loan covenants with respect to this facility.

On May 17, 2011, Trina China entered into a three year credit facility with the Export-Import Bank of China (the “Ex-Imp Facility”) amounting to $40.0 million, which is designated solely for capital expenditure purposes. As of December 31, 2012, the Company had drawn down $14.0 million and the remaining $26.0 million had expired due to the completion of the underlying capital project. Trina China had a loan balance outstanding as of December 31, 2011 and 2012 of 14.0 million and 10.5 million, respectively. The interest rate is the prevailing six-month US LIBOR plus 380 basis points, which is 4.59% and 4.47% in 2011 and 2012, respectively. As of December 31, 2012, the Ex-Imp Facility is guaranteed by Trina as well as by the property, plant and equipment with carrying value of $30,684,048. The facility contains a debt payment coverage ratio covenant. Trina China was in compliance with the covenant as of December 31, 2012.

TRINA SOLAR LIMITED AND SUBSIDIARIES

10.    BANK BORROWINGS — continued

On June 29, 2011, Trina China entered into a three-year credit facility with CDB (the “TCZ CDB Facility”) amounting to $180.0 million, which is designated for the working capital. As of December 31, 2011 and 2012, the Company had fully drawn down the TCZ CDB Facility. Trina China had a loan balance outstanding of $180.0 million as of December 31, 2011 and 2012 respectively. The interest rate is the prevailing three-month US LIBOR plus 300 basis points, which is 3.25% and 3.47% in 2011 and 2012, respectively. The TCZ CDB Facility contains certain financial covenants which require that specified current ratio, quick ratio, debt to asset ratio, debt repayment coverage ratio, interest coverage ratio, contingent liability ratio, current assets turnover and accounts receivable turnover be maintained. As of December 31, 2012, Trina China violated the required threshold of relevant covenants of debt to asset ratio, current assets turnover and accounts receivable turnover. Trina China obtained a written letter from CDB stating that the bank waives Trina China’s covenants breach by revising those relevant covenants. As of December 31, 2012, Trina China was in compliance with the revised covenants. Management have evaluated Trina China’s compliance with those revised covenants through the calendar year of 2013 and determined that it is not probable that Trina China will violate those revised covenants for a period of one year from December 31, 2012.

On December 7, 2011, Trina Solar (Changzhou) Science and Technology Co., Ltd. (“TST”) entered into a three-year structured term loan facility with Standard Chartered Bank (Hong Kong) Limited (the “SC Facility”) amounting to $100.0 million, which can be drawn down in single or multiple tranches within the first 12 months either in HKD or USD. Each tranche is for a term of up to 36 months from the initial drawdown date, and may be extended for up to another two years at TST’s discretion. The SC Facility is designated solely for the Company’s East Campus construction, which is expected to add approximately 500 MW of cell and module capacity to facilitate the Company’s high-efficiency Honey cell technology. As of December 31, 2011 and 2012, the Company had fully drawn down the SC Facility. TST had a loan balance outstanding of $100.0 million as of December 31, 2011 and 2012 respectively. The interest rate is the Hong Kong Interbank Offered Rate plus 2.25%, which is 2.61% and 2.63% in 2011 and 2012 respectively. The SC Facility is guaranteed by Trina as well as by the property, plant and equipment for which this borrowing is used to construct. The carrying value of property, plant and equipment was $116,786,627 as of December 31, 2012. The SC Facility contains certain financial covenants which require that specified gearing, net tangible assets value and EBITDA-to-interest ratio be maintained. TST was in compliance with the covenants as of December 31, 2012.

On December 23, 2011, Trina China entered into a three-year credit facility with Agriculture Bank of China (the “ABC Facility”) amounting to RMB 30.0 million ($4.8 million) at an interest rate of 6.65% per year, which is designed solely for the “MW Square Crystal Silicon Heterojunction Solar Battery Research, Development and Industrialization Project”. As of December 31, 2011 and 2012, the Company had fully drawn down the facility. Trina China had a loan balance outstanding of $4.8 million as of December 31, 2011 and 2012 respectively. As of December 31, 2012, the ABC Facility is secured by the land use rights with carrying value of $2,341,890. There are no covenants with respect to this facility.

On December 31, 2012, Trina Solar (Luxembourg) Holdings S.A.R.L. (“TLH”) entered into a three-year credit facility with CDB (the “TLH CDB Facility”) amounting to $80.0 million which is designated for working capital. As of December 31, 2012, the Company had fully drawn down the facility. TLH had a loan balance outstanding of $80.0 million as of December 31, 2012. The interest rate is the prevailing six-month US LIBOR plus 370 basis points which is 4.21% in 2012. The TLH CDB Facility is guaranteed by Trina. The facility contains financial covenants and TLH was in compliance with the covenants as of December 31, 2012.

Future principal payments under the above long-term borrowings as of December 31, 2012 are as follows:

Fiscal Years Ending December 31,	$

2013	164,047,303
2014	333,559,422
2015	81,590,963
Thereafter	—
Total	579,197,688

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

Proceeds to the Company were $132,392,740, net of issuance costs of $5,607,260, which were amortized over the period from July 23, 2008, the date of issuance, to July 15, 2011, the earliest redemption date, using the effective interest method. Amortization expense for the years ended December 31, 2010, 2011 and 2012 was $3,899,771, $2,101,948 and $nil, respectively.

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

11.    CONVERTIBLE SENIOR NOTES — continued

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

The Company has accounted for the Share Lending Agreement at fair value and recognized it as an issuance cost associated with the convertible debt offering. As a result, additional debt issuance costs of $4.1 million were recorded on the issuance date with a corresponding increase to additional paid-in capital. The debt issuance costs are amortized over the life of the Notes using the effective interest method.

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

As of December 31, 2011 and 2012, the fair value of the outstanding loaned shares was $54,417,872 and $35,355,324, respectively.

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

In 2011 and 2012, the Company repurchased $9,924,000 and $44,174,000 aggregate principle amount of the Notes in the open market for a total cash consideration of $7,582,710 and $39,082,576 respectively. Gain of $ 2,341,290 and $5,091,424 on the repurchase was recorded in other income in 2011 and 2012 respectively. As of December 31, 2012, $83,582,000 principal amount of the Notes remains outstanding.

TRINA SOLAR LIMITED AND SUBSIDIARIES

12.            ACCRUED WARRANTY COSTS

The movement of the Company’s accrued warranty costs is summarized below:

	For the year ended December 31,
	2010	2011	2012
	$	$	$
Beginning balance	21,023,381	38,710,874	58,810,186
Warranty provision	17,895,942	21,939,223	12,467,698
Warranty costs incurred	(208,449)	(1,839,911)	(5,497,865)
Ending balance	38,710,874	58,810,186	65,780,019

13.    SHARE-BASED COMPENSATION

The Company measures share-based compensation cost on the grant date at the fair value of the award and recognizes this cost as an expense on straight-line basis over the grant recipients’ requisite service period.

The following table presents the Company’s share-based compensation expense by type of award:

	2010	2011	2012
	$	$	$

Share options	1,882,511	2,167,209	2,163,693
Restricted shares	4,072,536	5,791,225	3,835,734
Total share-based compensation expense	5,955,047	7,958,434	5,999,427

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

13.    SHARE-BASED COMPENSATION — continued

Restricted Shares — continued

The following is a summary of activities under the Plan:

	Number of shares	Weighted average grant date fair value

Non-vested at January 1, 2012	47,183,592	$0.42
Granted	15,317,200	$0.07
Vested	(11,035,457)	$0.40
Forfeited	(11,000,408)	$0.44
Nonvested at December 31, 2012	40,464,927	$0.29

The fair value of the restricted shares was based on the market price on the date of grant.

As of December 31, 2012 there was $9,295,016 of total unrecognized compensation cost related to the compensation cost of unvested restricted shares, which is expected to be recognized over a weighted-average period of 3.01 years. The total fair value of shares vested during the years ended December 31, 2010, 2011, and 2012 was $13,032,862, $7,551,432 and $1,449,353, respectively.

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

During 2010, 2011 and 2012, the Company granted 21,630,267, 26,428,314 and 51,785,550 share options, respectively, to its board of directors and employees. Those share options will vest one third per annum on the anniversary of the grant date.

TRINA SOLAR LIMITED AND SUBSIDIARIES

13.    SHARE-BASED COMPENSATION — continued

Share Options — continued

A summary of the option activity is as follows:

		Weighted	Weighted Average
		Average	Remaining	Aggregate
	Number	Exercise	Contractual	Intrinsic
	of Options	Price	Term	Value

Options outstanding at January 1, 2012	57,839,459	$0.44
Granted	51,785,550	$0.08
Exercised	—	$—
Forfeited	(10,463,828)	$0.45
Options outstanding at December 31, 2012	99,161,181	$0.25	3.70	414,284
Options vested or expected to vest at December 31, 2012	78,856,463	$0.28	3.44	270,832
Options exercisable at December 31, 2012	28,995,206	$0.38	1.96	—

Total intrinsic value of options exercised for the years ended December 31, 2010 and 2011 were $1,020,370 and $ 263,779, respectively. There were no share options exercised in 2012. The weighted-average grant date fair value of options granted during the years ended December 31, 2010, 2011 and 2012 was $0.17, $0.25 and $0.02, respectively, computed using the Black-Scholes-Merton closed-form option valuation model and using the following weighted average assumptions:

	2010	2011	2012
Risk free rate of return	1.26%	0.96%	0.32%
Expected term	3.50	3.50	3.50
Volatility ratio	81.80%	74.04%	74.78%
Dividend yield	—	—	—

The Company estimated the expected term, which represents its best estimate of the period of time from the grant date that it expects the stock options to remain outstanding, using the simplified method. Under this method, the Company estimates the expected term of its stock options as the mid-point between their time to vest and their contractual term. The Company applied the simplified method because it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time that has elapsed since its first option grant.

The Company estimated the expected volatility upon historical volatility of its own stock price. The Company used U.S. Treasury rates in effect at the time of the grants for the risk-free rates.

As of December 31, 2012, the Company had $2,825,282 of unrecognized share-based compensation cost related to unvested share options, which it expects to recognize over a weighted-average period of 1.44 years.

TRINA SOLAR LIMITED AND SUBSIDIARIES

14.            INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Hong Kong

The Company’s fully-owned subsidiary, Trina Solar (Hong Kong) Enterprise Limited (“THK”) was subject to Hong Kong profit tax at a rate of 16.5% in 2010, 2011 and 2012. No Hong Kong profit tax has been provided as THK has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

Singapore

The Company’s fully-owned subsidiary, Trina Solar Singapore Pte. Ltd. (“TSI”) and Trina Solar Energy Development Pte. Ltd. (“TED”) were subject to Singapore profit tax at a rate of 17% in 2010 and 2011, respectively. In 2012, TSI is subject to Singapore profit tax at a rate of 17% and TED is subject to a preferential Singapore profit tax at an effective rate of 5%, respectively. No Singapore profit tax has been provided as TSI and TED did not have assessable profit that was earned in or derived from Singapore during the year presented.

Switzerland

The statutory tax rate in Switzerland is 27.8%. The Company’s fully owned subsidiary, Trina Solar (Schweiz) AG (“TSW”) was subject to a preferential Switzerland profit tax at an effective rate of 10.12% in 2010, 7.65% in 2011 and 2012, respectively, pursuant to approved tax ruling.

Luxemburg

The statutory tax rate in Luxemburg is 28.8%.  The Company’s fully owned subsidiary, Trina Solar (Luxembourg) S.A.R.L. (“TLB”) has filed all necessary documents to obtain the ruling of participation exemption on the gain in Luxembourg. Subject to the participation exemption ruling agreed by the tax bureau, the capital gains tax rate derived from the disposal of projects is 0%.

United States

The Company’s fully owned subsidiaries, Trina Solar (U.S.) Holding Inc, (“TUH”), Trina Solar (U.S.) Inc. (“TUS”), Trina Solar (U.S.) Development LLC (“TUP”) and TP-CA-SOUTH LLC (“TP-CA”) were subject to United States income tax at a combined federal and state tax rate of 40% in 2010, 2011 and 2012, respectively.

Japan

The Company’s fully owned subsidiary, Trina Solar (Japan) Limited (“TJP”) was subject to Japan profit tax at a rate of 40% in 2010, 2011 and 2012, respectively.

Germany

The Company’s fully owned subsidiary, Trina Solar (Germany) GmbH (“TGM”) was subject to Germany profit tax at a rate of 32.9% in 2010, 2011 and 2012, respectively.

Italy

The Company’s fully owned subsidiary, Trina Solar (Italy) S.R.L. (“TIL”) was subject to Italian profit tax at a rate of 31.4% in 2010, 2011 and 2012, respectively.

Spain

The Company’s fully owned subsidiary, Trina Solar (Spain) S.L.U. (“TSP”) was subject to Spanish profit tax at a rate of 30.0% in 2010, 2011 and 2012, respectively.

TRINA SOLAR LIMITED AND SUBSIDIARIES

14.            INCOME TAXES — continued

PRC

Under PRC’s Enterprise Income Tax Law (“EIT Law”), the statutory income tax rate is 25%, and the EIT rate shall be reduced to 15% for state-encouraged High and New Technology Enterprises (“HNTE”). The Company’s PRC subsidiaries are subject to income tax at 25%, unless otherwise specified.  Trina China obtained a HNTE certificate in 2008 and was therefore entitled to a reduced EIT rate of 15% from 2008 to 2010. In 2011, Trina China renewed the HNTE certificate and therefore is subject to income tax rate at 15% from 2011 to 2013. TST obtained a HNTE certificate in 2011 and is therefore entitled to a reduced EIT rate of 15% from 2011 to 2013. Management is of the view that TST will continue its HNTE status upon renewal for another three years from 2014 to 2016.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 ($15,900) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2007 through 2012 on non-transfer pricing matters, and from 2002 through 2012 on transfer pricing matters.

As of January 1, 2012 and for the year ended December 31, 2012, the Company has no unrecognized tax benefits relating to uncertain tax positions. Also, the Company does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months.

The operating results before income tax and the provision for income taxes by tax jurisdictions for the years ended December 31, 2010, 2011and 2012 is as follows:

	Years ended December 31,
	2010	2011	2012
	$	$	$

Income (loss) before income taxes:
PRC	181,458,007	(3,556,550)	(185,318,162)
Switzerland	200,309,460	(5,581,319)	(51,593,606)
United States	7,704,044	1,023,440	(36,911,818)
Other jurisdictions	(29,949,333)	(22,396,194)	(18,137,013)

Total income (loss) before income taxes	359,522,178	(30,510,623)	(291,960,599)

Current tax expense:
PRC	32,166,137	7,416,997	1,946,775
Switzerland	21,802,460	—	(4,327,859)
United States	3,457,769	3,249,978	876,505
Other jurisdictions	99,283	1,222,253	358,423
Total current tax expense	57,525,649	11,889,228	(1,146,156)

Deferred tax (benefit) expense:
PRC	(9,011,416)	(1,742,264)	(27,888,483)
Switzerland	(68,883)	534,770	762,913
United States	(376,152)	(2,834,865)	3,211,018
Other jurisdictions	—	(537,250)	(344,364)
Total deferred tax benefit	(9,456,451)	(4,579,609)	(24,258,916)

Total income taxes expense (benefit)	48,069,198	7,309,619	(25,405,072)

TRINA SOLAR LIMITED AND SUBSIDIARIES

14.            INCOME TAXES — continued

A reconciliation between the PRC statutory income tax rate of 25% and the effective income tax rate computed by income tax expense (benefit) and income (loss) before income taxes reported in the consolidated statements of operations is as follows:

	Years ended December 31,
	2010	2011	2012

PRC statutory enterprise income tax rate	25.0%	25.0%	25.0%
Tax rate differential for entities in non-PRC jurisdictions	(5.5)%	(18.2)%	(1.5)%
Tax rate differential for preferential rate	(2.4)%	(21.9)%	(0.4)%
Change in tax rate	(5.2)%	(2.8)%	—
Transfer pricing settlement in 2011	—	(6.2)%	—
Tax effect of permanent differences	0.0%	(0.4)%	0.3%
Change in valuation allowance	0.8%	0.5%	(15.5)%
Unrecognized tax benefits	0.7%	—	—
Others	—	—	0.8%
	13.4%	(24.0)%	8.7%

TRINA SOLAR LIMITED AND SUBSIDIARIES

14.    INCOME TAXES — continued

The principal components of deferred income tax assets are as follows:

	Years ended December 31,
	2011	2012
	$	$
Deferred tax assets:
Bad debts provision	5,371,073	18,584,579
Accrued expenses	8,475,330	7,242,862
Government subsidy	4,263,756	5,120,021
Inventory write-down	2,550,720	12,634,284
Advance to suppliers provision	2,494,574	3,222,258
Warranty provision	14,442,248	15,655,062
Net operating loss carryforwards	2,448,583	44,525,527
Others	3,449	2,482,504

Total gross deferred tax assets	40,049,733	109,467,097

Valuation allowance on deferred tax assets	(10,544,364)	(55,702,812)
Net deferred tax assets	29,505,369	53,764,285

Analysis as:
Current	10,466,825	12,716,521
Noncurrent	19,038,544	41,047,764
Total	29,505,369	53,764,285

The increase in the valuation allowance for the years ended December 31, 2010, 2011 and 2012 were $2,934,446, $201,569 and $45,158,448, respectively. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As of December 31, 2012, the valuation allowance of $55,702,812 was related to the deferred income tax assets of Trina China, TST and certain subsidiaries in Europe and United States. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liability, projected future taxable income and tax planning strategies in making this assessment.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or can be utilized, management believes it is more likely than not that the deferred tax asset, net of the valuation allowance as of December 31, 2012, will be realized. In order to fully utilize the net deferred income tax asset as of December 31, 2012, the Company will need to generate future taxable income of approximately $226,815,580. However, the amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The net operating losses carryforwards of the Company’s PRC subsidiaries amounted to $159,425,266 as of December 31, 2012, which will expire if unused by December 31, 2017. The net operating losses carryforwards of the Company’s subsidiary in Switzerland amounted to $ 32,677,106 as of December 31, 2012, which will expire if unused by December 31, 2019.

The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized a deferred tax liability of $25.5 million for the undistributed earnings resides in its PRC-resident enterprise of approximately $255.3 million as of December 31, 2012, as the Company plans to reinvest these earnings indefinitely in the PRC.

TRINA SOLAR LIMITED AND SUBSIDIARIES

15.    DISTRIBUTION OF PROFIT

Pursuant to the law of the PRC on enterprises with Wholly Owned Foreign Investment, the Company’s subsidiaries in the PRC are required to allocate at least 10% of their after tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue allocations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. The general reserves are not available for distribution to the shareholders (except in liquidation) and may not be transferred in the form of loans, advances, or cash dividend.

The amount of such non-distributable general reserve fund was $41,359,798 and $49,302,006 as of December 31, 2011 and 2012, respectively.

The amount that is not subject to restrictions, and which may be transferred from the Company’s subsidiaries in the PRC in the form of dividends, loans or advances, is $339,549,604 and $145,432,288 as of December 31, 2011 and 2012, respectively.

As a result of these PRC laws and regulations, the Company’s subsidiary in the PRC is restricted in its ability to transfer the registered capital and general reserve fund to Trina in the form of dividends, loans or advances and the restricted portion amounted to $611,359,798 and $675,745,182 as of December 31, 2011 and 2012, respectively.

16.    RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

The amounts due to related parties is $6,748,353 and $4,861,497 as of December 31, 2011 and 2012, respectively, which include payable to Changzhou Youze S&T Co., Ltd and Changzhou Junhe Mechanical Co., Ltd., entities controlled by Mr. Weizhong Wu and Mr. Weifeng Wu, respectively, who are the brothers of Ms. Chunyan Wu, (Mr. Gao’s wife), for Trina China’s purchase of wafers.

Related party transactions

In 2010, 2011 and 2012, Trina China purchased wafers for a total price of RMB69,890,654($10,553,196), RMB 167,159,850($ 26,529,520) and RMB230,705,934($36,704,468), respectively, from Changzhou Youze S&T Co., Ltd., a company controlled by Mr. Weizhong Wu, the brother of Ms. Chunyan Wu. The transactions were approved by the audit committee.

In 2011 and 2012, Trina China sold ingots for a total price of RMB4,168,760($642,881) and RMB6,560,951($1,036,067), respectively, to Changzhou Youze S&T Co., Ltd., a company controlled by Mr. Weizhong Wu, the brother of Ms. Chunyan Wu. The transactions were approved by the audit committee.

In 2010, 2011 and 2012, Trina China purchased goods and equipment maintenance services for a total price of RMB10,811,133($1,611,704), RMB12,634,837($2,005,243) and RMB9,481,118($1,508,411), respectively, from Changzhou Junhe Mechanical Co., Ltd., a company controlled by Mr. Weifeng Wu, the brother of Ms. Chunyan Wu. The transactions were approved by the audit committee.

In 2010, Trina China provided PV technical consulting services for a total price of $452,987 to Shanghai Zhenhe New Energy S&T Development Co., Ltd., a company in which Trina China holds a 20% interest. The transactions were approved by the audit committee. In 2011, the Company obtained a dividend of $137,511 from Shanghai Zhenhe New Energy S&T Development Co., Ltd.

TRINA SOLAR LIMITED AND SUBSIDIARIES

17.    COMMITMENTS AND CONTINGENCIES

a)                  Capital commitments

As of December 31, 2012, the Company’s commitments to purchase property, plant and equipment is approximately $30.2 million associated with the expansion of the Company’s solar module business.

b)                  Materials purchase commitments

In order to better manage the Company’s unit costs and to secure adequate and timely supply of polysilicon and wafer materials, the Company entered into a number of multi-year supply agreements with periods from 2008 through 2020 for quantities that are expected to meet the Company’s anticipated production needs. Pursuant to the original terms of these agreements, the Company was required to purchase fixed or minimum quantities of polysilicon and wafer at fixed prices.  During 2012, the Company renegotiated and revised the pricing terms of the supply agreements with certain suppliers.  Under the terms of the revised supply agreements, the Company commits and is obligated to purchase the minimum quantities at the prevailing market prices at the time of the purchase during 2013 to 2020 as follows:

	Wafer	Polysilicon
Year ending December 31	(Piece in Million)	(Metric Ton)
2013	150	2,900
2014	500	3,830
2015	625	3,960
2016	625	2,650
2017	625	2,650
Thereafter	1,875	7,950

Total	4,400	23,940

The Company also renegotiated with a supplier during 2012 on the pricing terms of take-or-pay contracts applicable to the remaining procurement periods from 2013 to 2018. Pursuant to the revised contract terms, the Company is obligated to purchase fixed quantities of polysilicon materials at a range of price subject to negotiation. To the extent that the Company fails to take delivery of the polysilicon materials based on the revised term for three consecutive months, the revised pricing terms are nullified, and the take-or-pay contracts will then be subject to the original fixed price terms. As of December 31, 2012, the amount of the fixed and determinable portion of the obligation with respect to these contracts based on the minimum price of the range is as follows:

Year ending December 31	$million
2013	43.6
2014	42.0
2015	41.0
2016	34.4
2017	32.8
2018	32.0

Total	225.8

The Company’s total purchase under the above take-or-pay contracts was $35.8 million in 2012.

TRINA SOLAR LIMITED AND SUBSIDIARIES

17.    COMMITMENTS AND CONTINGENCIES — continued

The Company has made advances to suppliers where the Company has committed to purchase minimum quantities under some of the supply agreements. The Company does not require collateral or other security against its advances to related or third party suppliers. As a result, the Company’s claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the suppliers. Also, the Company may not be able to recover all unutilized advances to suppliers if the Company does not purchase the minimum quantities or is unable to negotiate or renegotiate acceptable quantities, prices and delivery terms with these suppliers.

c)                   Operating lease commitments

The Company had operating lease agreements principally for its office properties in the PRC, Europe and the US. The Company’s lease expense was $1,988,081, $5,048,984 and $4,935,635 for the years ended December 31, 2010, 2011 and 2012, respectively.

Future minimum lease payments are as follows:

Year ending December 31	$
2013	2,448,274
2014	1,257,598
2015	249,486
2016	—
2017	—
Thereafter	—

Total	3,955,358

d)                  Contingencies

On October 11, 2012, the trustee of Solyndra LLC, a manufacturer of solar panels based in California, filed a lawsuit against us, including our subsidiary Trina Solar (U.S.), Inc., and other Chinese manufacturers of photovoltaic solar panels in the U.S. District Court in California.  The plaintiff has asserted antitrust and related state-law claims against the defendants in this lawsuit.  The plaintiff’s complaint alleges that defendants have violated Section 1 of the Sherman Antitrust Act by conspiring among each other and with additional co-conspirators to fix prices of solar panels by dumping products in the United States and to destroy fair competition in the U.S. market.  The plaintiff similarly alleges conspiracy to fix prices and predatory pricing under California’s Cartwright Act and Unfair Practices Act.  In addition, the plaintiff has brought state-law claims of tortious interference with existing agreements and tortious interference with prospective economic advantage, alleging that the defendants interfered with Solyndra’s existing agreements with its customers by selling their products to Solyndra’s customers at below-cost prices. The defendants have not yet filed an answer or responsive pleading. At this early stage, the Company is not able to assess the exposure in connection with the lawsuit.

In October 2011, a trade action was filed with U.S. governmental agencies in Washington, DC, alleging that imports of crystalline silicon photovoltaic cells and modules from China were sold at less than fair value and unfairly subsidized in violation of U.S. antidumping and countervailing duty laws. The Company was identified as one of several Chinese exporters of these products to the U.S. market and its U.S. affiliate as one of the U.S. importers. Violations of these laws can result in the retroactive imposition of significant additional duties on imports of these products from China, for which the Company has recorded an accrual of $3.3 million as of December 31, 2011. On October 10, 2012, the Department of Commerce announced its final affirmative determination regarding antidumping and countervailing duties applicable to the importation of crystalline silicon PV cells, whether or not assembled into modules, from China. The Company received a combined effective net rate of 23.75%, comprised of antidumping duties of 18.32% and countervailing duties of 15.97%, of which an export subsidy of 10.54% is subtracted from the antidumping duties calculation to avoid double application. On November 7, 2012, the U.S. International Trade Commission (“USITC”) announced its affirmative determination that imports of crystalline silicon PV cells into the U.S. from China cause “material injury” to the U.S. domestic industry, nevertheless also made negative findings with regard to critical circumstances, such that no retroactive duties would be imposed on the Company. Accordingly, the relevant accrual on the duties was reversed in the year ended December 31, 2012.

TRINA SOLAR LIMITED AND SUBSIDIARIES

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

The following table summarizes the Company’s net sales generated from different geographic locations:

	Years ended December 31,
	2010	2011	2012
	$	$	$
Europe:
- Germany	447,315,689	756,574,856	428,964,360
- Spain	404,130,517	271,071,071	16,743,839
- Italy	409,560,784	262,491,774	79,532,883
- Belgium	87,327,868	40,716,601	6,566,457
- Others	87,786,895	66,679,873	91,100,905
Europe Total	1,436,121,753	1,397,534,175	622,908,444
China	70,782,741	144,739,344	167,953,230
United States	262,300,116	440,298,709	331,212,387
Others	88,484,664	65,329,348	174,580,877
Total net sales	1,857,689,274	2,047,901,576	1,296,654,938

The identifiable long-lived assets of the Company are substantially located in the PRC.

TRINA SOLAR LIMITED AND SUBSIDIARIES

19.            MAJOR CUSTOMERS AND SUPPLIERS

There is no customer that contributed more than 10% of net sales or accounts receivable.

The following table summarizes suppliers which contributed more than 10% of total advances to suppliers:

	Advance to suppliers
	December 31,
	2011	2012
	$	$
Company I	36,383,712	28,328,982
Company II	41,982,828	39,536,806
Company III	45,924,240	36,887,990
Company IV	19,780,216	15,518,098

Schedule

TRINA SOLAR LIMITED AND SUBSIDIARIES

Additional Information — Financial Statement Schedule I

These financial statements have been prepared in conformity with Accounting Principles Generally Accepted in the United States

TRINA SOLAR LIMITED

NOTES TO SCHEDULE I

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Trina’s consolidated subsidiaries not available for distribution to Trina as of December 31, 2011 and 2012 of $ 611,359,798 and $675,745,182, respectively, exceeded the 25% threshold. The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

Guarantee

Trina Solar Limited (“TSL”) was the guarantor for several of its subsidiaries’ bank borrowings or facilities, which amounted to $527 million as of December 31, 2012 (see Note 10).

TRINA SOLAR LIMITED AND SUBSIDIARIES

BALANCE SHEETS
(Amount in U.S. dollars)

	As of December 31,
	2011	2012

ASSETS
Current assets:
Cash and cash equivalents	43,204,022	5,739,486
Other current assets	12,817	19,532
Total current assets	43,216,839	5,759,018
Amount due from group companies	119,927,513	112,531,676
Investment in subsidiaries	1,117,941,053	853,607,661
Other non-current assets	209,574	209,574
TOTAL ASSETS	1,281,294,979	972,107,929

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other current liabilities	8,413,582	6,940,937
Convertible senior notes	—	83,582,000
Total current liabilities	8,413,582	90,522,937
Convertible senior notes	127,756,000	—
Total liabilities	136,169,582	90,522,937

Equity:
Ordinary shares ($0.00001 par value; 73,000,000,000 shares authorized, 3,982,271,362 and 3,993,306,819 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	39,823	39,933
Additional paid-in capital	650,944,164	656,943,591
Retained earnings	481,950,538	215,395,146
Accumulated other comprehensive income	12,190,872	9,206,322
Total equity	1,145,125,397	881,584,992
TOTAL LIABILITIES AND EQUITY	1,281,294,979	972,107,929

TRINA SOLAR LIMITED AND SUBSIDIARIES

STATEMENTS OF OPERATIONS
(Amount in U.S. dollars)

	Year ended December 31,
	2010	2011	2012

Net sales	331,563	—	—

Operating expenses
Selling expenses	1,957,545	948,195	910,494
General and administrative expenses	10,760,015	11,108,266	6,885,314
Research and development expenses	438,181	573,646	302,249
Total operating expenses	13,155,741	12,630,107	8,098,057
Loss from operations	(12,824,178)	(12,630,107)	(8,098,057)

Interest expense	(9,419,771)	(7,606,120)	(4,213,686)
Interest income	291,006	264,533	1,604,065
Equity in earnings (loss) of subsidiaries	331,756,996	(20,189,689)	(261,348,842)
Other income, net	1,650,607	2,341,290	5,501,128
Income (loss) before income taxes	311,454,660	(37,820,093)	(266,555,392)
Income tax expense	(1,680)	—	—
Net income (loss)	311,452,980	(37,820,093)	(266,555,392)

STATEMENTS OF COMPREHENSIVE INCOME

(Amount in U.S. dollars)

	Year ended December 31,
	2010	2011	2012

Net income (loss)	311,452,980	(37,820,093)	(266,555,392)
Other comprehensive (loss) income:
Foreign currency translation adjustments, net of nil tax	(433,227)	1,183,743	(2,984,550)
Comprehensive income (loss)	311,019,753	(36,636,350)	(269,539,942)

TRINA SOLAR LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS
(Amount in U.S. dollars)

	Year ended December 31,
	2010	2011	2012

Operating activities:
Net income (loss)	311,452,980	(37,820,093)	(266,555,392)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in (earnings) loss of subsidiaries	(331,756,996)	20,189,689	261,348,842
Gain on repurchasing convertible senior notes	—	(2,341,290)	(5,091,424)
Loss on change in fair value of investment in securities	—	295,715	—
Share-based compensation	5,955,047	7,958,434	5,999,427
Amortization of convertible senior notes issuance costs	3,899,771	2,101,948	—

Changes in operating assets and liabilities:
Other current assets	235,920	227,435	(6,605)
Other noncurrent assets	—	(80,317)	—
Accrued expenses and other current liabilities	(3,828,410)	3,383,014	(1,472,645)
Net cash used in operating activities	(14,041,688)	(6,085,465)	(5,777,797)

Investing activities:
Investment in subsidiaries, net of cash acquired	(67,856,355)	(83,000,000)	—
Amounts due from group companies	(97,014,578)	40,752,493	7,395,837
Net cash (used in) provided by investing activities	(164,870,933)	(42,247,507)	7,395,837

Financing activities:
Proceeds from exercise of share options	1,088,976	156,048	—
Proceeds from issuance of ordinary shares, net of issuance costs	176,271,078	—	—
Payments for repurchase of convertible senior notes	—	(7,582,710)	(39,082,576)
Redemption of convertible senior notes	—	(320,000)	—
Net cash provided by (used in) financing activities	177,360,054	(7,746,662)	(39,082,576)

Net change in cash and cash equivalents	(1,552,567)	(56,079,634)	(37,464,536)
Cash and cash equivalents at the beginning of the year	100,836,223	99,283,656	43,204,022
Cash and cash equivalents at the end of the year	99,283,656	43,204,022	5,739,486

* * * * *