Form 20-F
period 2013-12-31
Trina Solar LTD
filed 2014-04-02
CIK 1382158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Teresa Tan, Chief Financial Officer

Yvonne Young, Head of Investor Relations

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

3,605,057,489 ordinary shares, par value $0.00001 per share, as of December 31, 2013.

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

•                                          “shares” or “ordinary shares” refers to our ordinary shares, par value $0.00001 per share; and

•                                          “issued and outstanding” refers to our shares that have been issued, outstanding and paid in full, for the avoidance of doubt, excluding shares that have been set aside in relation to any share incentive plan or convertible debt security

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB 6.0537 to $1.00, the noon buying rate in effect on December 31, 2013 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business.” On March 28, 2014, the noon buying rate was RMB6.2117 to $1.00.

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

Item 2.                                                         OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.                                                         KEY INFORMATION

A.                                    Selected Financial and Operational Data

The following selected consolidated statement of operations data (other than ADS data) for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheets data as of December 31, 2012 and 2013 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Our selected consolidated statements of operations data (other than ADS data) for the years ended December 31, 2009 and 2010 and our consolidated balance sheets data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands, except for share, per share, operating data and percentages)
Consolidated Statement of Operations Data
Net sales	$845,136	$1,857,689	$2,047,902	$1,296,655	$1,774,971
Cost of goods sold	607,982	1,273,328	1,715,260	1,239,412	1,556,777
Gross profit	237,154	584,361	332,642	57,243	218,194
Operating expenses:
Selling expenses	30,940	75,677	100,427	118,885	132,824
General and administrative expenses	65,406	72,711	157,129	176,719	103,523
Research and development expenses	5,439	18,625	44,120	26,511	19,926
Total operating expenses	101,785	167,013	301,676	322,115	256,273
Income (loss) from operations	135,369	417,348	30,966	(264,872)	(38,079)
Foreign exchange gain (loss)	9,958	(36,156)	(27,435)	908	(13,576)
Interest expense	(27,095)	(33,952)	(35,021)	(51,887)	(48,445)
Interest income	1,667	2,590	3,056	8,552	3,958
Derivatives (loss) gain	(1,590)	9,476	(11,393)	8,542	2,180
Other income, net	2,613	216	9,317	6,797	8,696
Income (loss) before income taxes	120,922	359,522	(30,510)	(291,960)	(85,266)
Income tax (expense) benefit	(24,696)	(48,069)	(7,310)	25,405	13,030
Net income (loss)	96,226	311,453	(37,820)	(266,555)	(72,236)
Net loss attributable to the noncontrolling interests	—	—	— (1)	— (1)	210
Net income (loss) attributable to Trina Solar Limited Shareholders	$96,226	$311,453	$(37,820)	$(266,555)	$(72,026)
Earnings (loss) per ordinary share:
Basic	$0.04	$0.09	$(0.01)	$(0.08)	$(0.02)
Diluted	$0.03	$0.08	$(0.01)	$(0.08)	$(0.02)
Earnings (loss) per ADS(2):
Basic	$1.77	$4.58	$(0.54)	$(3.77)	$(1.01)
Diluted	$1.69	$4.18	$(0.54)	$(3.77)	$(1.01)
Weighted average ordinary shares outstanding:
Basic	2,724,185,761	3,402,701,503	3,521,182,416	3,534,829,694	3,553,552,756
Diluted	3,131,505,181	3,833,713,796	3,521,182,416	3,534,829,694	3,553,552,756
Weighted average ADS outstanding:(2)
Basic	54,483,715	68,054,030	70,423,648	70,696,594	71,071,055
Diluted	62,630,104	76,674,276	70,423,648	70,696,594	71,071,055

Consolidated Financial Data
Gross margin	28.1%	31.5%	16.2%	4.4%	12.3%
Net margin	11.4%	16.8%	(1.8)%	(20.6)%	(4.1)%
Consolidated Operating Data
PV modules shipped (in MW)	399.0	1,057.0	1,512.0	1,594.0	2,584.3
Average selling price ($/W)	$2.10	$1.75	$1.33	$0.78	$0.64

(1)              The amount of net loss attributable to the noncontrolling interest is less than one thousand for the years ended December 31, 2011 and 2012.

(2)              Reflects ADS ratio change effective January 2010.

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$406,058	$752,748	$816,780	$807,276	$486,686
Restricted cash	72,006	38,035	79,602	110,920	74,720
Inventories	81,154	79,126	249,779	318,504	244,532
Accounts receivable, net	287,950	377,317	466,537	390,157	435,092
Total current assets	927,517	1,415,139	1,768,722	1,765,487	1,521,701
Property, plant and equipment, net	476,858	571,467	919,727	893,340	889,752
Total assets	1,548,698	2,132,089	2,877,448	2,864,857	2,567,229
Short-term borrowings and current portion of long-term borrowings	267,428	158,652	389,472	875,821	935,590
Accounts payable	186,535	188,000	472,092	423,985	461,148
Total current liabilities	515,401	600,070	1,007,435	1,479,155	1,540,543
Accrued warranty costs	21,023	38,711	58,810	65,780	81,743
Long-term borrowings, excluding current portion	182,516	299,977	520,151	415,150	100,502
Total equity	679,312	1,173,647	1,145,325	881,785	822,479
Total liabilities and equity	$1,548,698	$2,132,089	$2,877,448	$2,864,857	$2,567,229

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

We are affected by solar power markets and industry trends.  Weakened global economic conditions may affect the availability of financing, which in turn would slow the demand for photovoltaic, or PV, projects.  As a result of global economic conditions, some governments may implement austerity measures that reduce the feed-in tariffs and other subsidies designed to benefit the solar industry.  In 2008 and 2009, demand for global solar power declined due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis.  During the same period, increased manufacturing capacity combined with decreasing demand and prices caused a decline in the prices of solar power products.  In 2011, a decrease in government payment to solar power producers, which were in the form of feed-in tariffs and other reimbursements, and a reduction in available financing caused a decrease in the growth in the number of solar power projects in the European markets.  Payments to solar power producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as feed-in tariffs, which require public utility companies to pay higher prices for solar power than for power generated through conventional means. Furthermore, many downstream purchasers of solar power products were unable to secure sufficient financing for the solar power projects due to the global credit crunch.  As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations.  These market conditions were exacerbated by an over-supply of solar power products, primarily driven by an increase in manufacturing capacity that continued through 2011, which adversely affected the prices of solar power products.

In 2012, governments further reduced their support in the European markets that have traditionally relied upon feed-in-tariffs to support demand and fewer markets utilized feed-in-tariffs and power purchase agreements to support demand, which in the aggregate resulted in a marked decline in the global growth rate of demand for solar products. Further, in December 2013, anti-dumping and anti-subsidy duties imposed by the European Commissions on crystalline silicon photovoltaic, or CSPV, cells and modules originating in or consigned from China became effective, motivating a number of Chinese solar product manufacturers, including us, to agree to a price undertaking, pursuant to which exporters agreed not to sell more than an agreed amount of solar panels or certain related components into the European Union at a minimum price. Both the feed-in-tariffs reduction and the price undertaking have resulted in an increase in prices and a further decrease in demand in European markets. Although demand in other regions, including the U.S., Japan and India, as well as many other emerging markets in Asia, the Middle East and Africa, is expected to offset the decline in European demand, we cannot assure you that those increases will continue in the future and fully offset the declining demand in Europe.

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

Polysilicon is an essential raw material used in the production of solar cells and modules.  Prior to the second half of 2008, there was an industry-wide shortage of polysilicon, primarily as a result of the growing demand for solar power products.  In the past, increases in the price of polysilicon have increased our cost of goods sold and impacted our margins.  Polysilicon production capacity expanded rapidly in 2009, which, coupled with the global economic downturn, led to an oversupply of high-purity silicon in 2009, which aligned with the oversupply of solar wafers, cells and modules resulting in substantial downward pressure on prices throughout the value chain in 2011 until the second half of 2013. According to Solarbuzz, industry wide weighted average prices for all types of polysilicon and contracts was $19/kg in 2013. However, during mid-2013 polysilicon prices began to stabilize and even increased late in the year, and in March 2014 spot prices were $21-22/kg, representing an increase of $5-6/kg from the same period in 2013. Solarbuzz currently forecasts that polysilicon prices will remain relatively stable in the first half of 2014, and then begin to rise during the second half of 2014 and thereafter. The main driver of this price increase is likely to be strong end-market demand, which is expected to grow to nearly 50 gigawatts, or GW, in 2014 from 40 GW in 2013, pushing 2014 polysilicon demand to 282,000 metric tons, an increase of approximately 25% from 2013. Further, the gap between average spot prices and contract prices for polysilicon used in PV applications narrowed considerably in 2013 as previously entered into long-term contracts expired, were renegotiated to be priced by referencing to the prevailing market price, or were cancelled.

We purchase polysilicon from a limited number of international and domestic suppliers. Consistent with market practice, our medium and long-term supply contracts generally contain price adjustment provisions that offer both parties the right to adjust contract price when the fluctuation of market price during a specified period has exceeded a threshold as agreed to by both parties. If the market price of polysilicon increases significantly in the future, our counterparties may renegotiate contract prices with us based on the then market price.  Moreover, as the prices of other silicon-based raw materials, including ingots and wafers, are correlated to the price of polysilicon, an increase in the price of polysilicon would likely lead to increases in the prices of other silicon-based raw materials that we source from third parties.  Due to the volatility of polysilicon prices, in 2012, we also renegotiated our wafer purchase amounts and prices under a long-term framework agreement with a third party to more closely track market prices. We cannot assure you that our polysilicon procurement strategy will be successful in ensuring that we have an adequate supply of polysilicon at commercially viable prices to meet our requirements. Further, if the price of polysilicon increases faster than the increase in the price of PV modules, we may be unable to pass this increase to our customers, or if the price of PV modules decreases more quickly than the decrease in the price of polysilicon, our results of operations could be materially and adversely affected.

We continue to rely on a limited number of third-party suppliers and manufacturers for silicon-based raw materials for our products and toll services, which could prevent us from delivering our products to our customers within required time frames and result in sales and installation delays, cancellations, liquidated damages and loss of market share.

We purchase silicon-based raw materials, including polysilicon, ingots and wafers, from a limited number of domestic and international suppliers, and from time to time we source or contract toll services from third party manufacturers to manufacture some of our wafers. We purchase non-silicon-based raw materials from many sources. If we fail to develop or maintain our relationships with the key third party suppliers or manufacturers, we may be unable to manufacture our products timely or our products may only be available at a higher cost or after a long delay. If we do not deliver products to our customers within the required time frames, we may experience order cancellations, loss of market share and legal action.

Furthermore, any decrease in the availability of financing may have a significant negative impact on suppliers and manufacturers of raw materials. Suppliers typically require a significant amount of cash to fund their production and operations, to meet contractual obligations arising from previous expansions of manufacturing facilities, as well as for research and development activities. The inability of our suppliers to access capital or the insolvency of our suppliers could lead to their failure to deliver raw materials to us. Our inability to obtain raw materials in a timely manner from suppliers could have a material adverse effect on our business, financial conditions and results of operations.

If we do not successfully renegotiate our medium-term and long-term contracts with our polysilicon and wafer suppliers, our raw material costs and our excess inventory may increase.

We purchase polysilicon from a limited number of international and domestic suppliers using short-term contracts, as well as medium-term and long-term contracts which we previously entered into.  Several of these medium-term and long-term contracts are partially pre-paid.  From the fourth quarter of 2008, the price of polysilicon decreased rapidly due to the increased supply of polysilicon that resulted from intensive investments in silicon manufacturing. As a result of the decrease in the price of polysilicon in late 2008 and early 2009, we renegotiated most of our medium-term and long-term contracts to reduce the purchase price, thereby reducing our costs.  Since 2011, we have renegotiated several medium-term and long-term supply contracts that required us to purchase polysilicon at a pre-determined price or quantity to more closely link our purchase costs with market prices.  In 2012, 2013 and 2014, we also renegotiated our wafer purchase amounts and prices under a long-term framework agreement with a third party to more closely track market prices.

See “Item 4.  Information on the Company—B. Business Overview—Silicon-based Raw Material Supplies” for more information.  If we are required to renegotiate our polysilicon and wafer contracts in the future and we are unable to reach an agreement with terms favorable to us, we may be placed at a competitive disadvantage compared to our competitors, and our costs could increase and our earnings could decline.  In addition, if demand for our PV products decreases, yet our supply agreements require us to purchase more polysilicon or wafers than required to meet our actual customer demand, we may incur costs associated with carrying excess inventory.  To the extent we are not able to pass these increased costs on to our customers, our business, cash flows, financial condition and results of operations may be materially and adversely affected.

The determination by U.S. and European Union authorities that our export sales are in violation of international fair trade rules could impede our access to important export markets.

In 2011, solar panel manufacturing companies in the United States filed antidumping and countervailing duty petitions with the U.S. government, which resulted in the institution of antidumping and countervailing duty investigations relating to imports into the United States of CSPV cells, whether or not assembled into modules, from China.  In December 2012, following completion of those investigations and an affirmative injury determination by the U.S. International Trade Commission, or Commission, in November 2012, the U.S. Department of Commerce, or Commerce, issued antidumping and countervailing duty orders on imports from China into the United States of merchandise covered by the investigation, including import of our products.  The orders require an effective net cash deposit rate of 23.75%.  The actual duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to completion of ongoing administrative reviews of the antidumping and countervailing duty orders.  We expect the first administrative reviews to be completed by early 2015. In February 2013, we, along with other parties, including the U.S. companies that petitioned for the investigations, filed appeals with the U.S. Court of International Trade, or CIT, challenging various aspects of Commerce’s findings.  Final decisions on those appeals are expected in late 2014. We may not be successful in our appeals, in which case the scope of the antidumping and countervailing duty orders could remain or be expanded.

Also, on December 31, 2013, SolarWorld Industries America, Inc., or SolarWorld, a U.S. producer of solar cells and panels, filed petitions with the U.S. government resulting in the institution of new antidumping and countervailing duty investigations.  The petitions accuse Chinese producers of certain CSPV cells and modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This trade action also accuses Taiwanese producers of certain CSPV cells and modules of dumping their products in the United States.  According to SolarWorld, the new trade action is intended to close a loophole in the scope of the existing antidumping and countervailing duty orders.  In that regard, under the new petitions, solar cells produced in any country, using Chinese ingots or wafers where manufacturing begins in China and is finished in another country, and incorporated into Chinese-made modules will be subject to antidumping and countervailing duties.  If it is determined that we export merchandise covered by the new trade action to the United States and antidumping or countervailing duties are imposed on such merchandise, it could adversely affect our export sales to the United States.  The Commission issued preliminary affirmative injury determinations in February 2014.  Preliminary determinations in the new trade action by Commerce are expected to be issued in the middle of this year, with final determinations to be issued by the Commission and Commerce late this year or early next year.

On September 6, 2012 and November 8, 2012, the European Commission announced the initiation of antidumping and anti-subsidy investigations, respectively, concerning imports into the European Union of CSPV modules and key components (i.e., cells and wafers) originating in China.  On December 5, 2013, the Council of the European Union announced its final decision imposing antidumping and anti-subsidy duties on imports of CSPV cells and modules originating in or consigned from China. An average duty of 47.7%, consisting of both antidumping and anti-subsidy duties, are applicable for a period of two years beginning on December 6, 2013 to imports from Chinese solar panel exporters who, like us, cooperated with the European Commission’s investigations. However, on the same day, the European Commission accepted a price undertaking by Chinese export producers in connection with the antidumping and anti-subsidy proceedings.  As a result, imports from Chinese solar panel exporters that are made pursuant to the price undertaking are exempt from the final antidumping and anti-subsidy duties imposed by the European Union. We intend to comply with the minimum price and other conditions set in the undertaking so that our exported products will be exempt from the antidumping and anti-subsidy duties imposed by the European Commission. However, if we are found by competent authorities not to be in compliance at any time with the price undertaking or the imports from all the PRC exporters exceed the annual volume established by the price undertaking, these duties would be applied on our exports to the European markets and could materially and adversely affect our affiliated European Union operations and increase our cost of selling into the region.

It is also possible that other antidumping or countervailing duty or other import restrictive proceedings will be initiated in any number of additional jurisdictions. For example, in November 2012, India also initiated antidumping investigations against solar cell imports from China, the United States, Malaysia and Taiwan. Although our policy requires that all of our export sales comply with international trade practices, we cannot guarantee that the government agencies in the jurisdictions in which actions are brought will reach the same conclusion. Violations of antidumping and countervailing duty laws can result in significant additional duties imposed on imports of our products into these countries, which increase our costs of accessing these additional markets. As a result of the duties imposed by the relevant authorities, or if duties are imposed on our PRC-manufactured products, we may adjust our business strategy for selling into these jurisdictions, including moving part of our manufacturing operations overseas. Any change in our business strategy would create a number of operational and legal uncertainties. Any of the above scenarios may materially and adversely impact our sales, thereby limiting our opportunities for growth.

We have been named as a defendant in certain legal and administrative actions that may have a material adverse impact on our operating results and financial condition.

We must defend against legal and administrative actions described in Item 8 of this annual report, “Item 8.  Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” These include various trade actions as well as a lawsuit brought by the trustees of Solyndra LLC and Energy Conversion Devices Liquidation Trust, against which the defendants, including us, have filed a motion to dismiss the claims in their entirety, although we cannot be certain that this motion will be successful or that we will be able to successfully defend ourselves against these claims if the case is brought to trial.  We will consider appealing the outcome of such legal and administrative actions should our initial defense be unsuccessful. Although we will vigorously defend this case, we are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these legal and administrative actions and disputes. Any unfavorable outcome from these actions and disputes, including an appeal of the judgment or outcome in these actions and disputes, may have a material adverse effect on our consolidated financial position, results of operations, or cash flows in the future. The legal and administrative proceedings may deplete a material portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any such appeal and any adverse outcome of these cases could have a material adverse effect on our business or results of operations.

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

The scope of the government incentives for solar power depends, to a large extent, on political and policy developments relating to environmental concerns in a given country, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Federal, state and local governmental bodies in many of our primary-targeted markets, notably, Germany, Italy, the United Kingdom and other countries in Europe, China, the United States, Australia, India, Japan, as well as other markets in Asia, Africa, the Middle East, Latin America, and the Caribbean Islands have provided subsidies and economic incentives in the form of capital cost rebates, feed-in tariffs, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products. Policy shifts could reduce or eliminate these government economic incentives altogether.

However, as the solar power industry continues to develop, these government subsidies and economic incentives have been reduced and could continue to be reduced or be eliminated altogether. For example, in December 2010, the Spanish government reduced the maximum allowable annual operating hours for which PV systems could earn feed-in-tariff payments. Germany further reduced its feed-in tariffs in the beginning of 2012 by 15% to up to 24.43 Euro cents per kilowatt hour for rooftop systems and up to 18.76 Euro cents per kilowatt hour for ground-based systems. In September 2012, Germany introduced a further reduction in feed-in tariffs of 1% monthly for roof-based systems while reducing or eliminating feed-in tariffs for ground-based systems.  Reductions in feed-in-tariff programs continued in 2012 and 2013 across Europe, including Germany, Italy, Spain, Romania and Czech. All such reductions may result in a significant fall in the price of PV products in order to support continued demand. In 2011, 2012 and 2013, Germany accounted for 36.9%, 33.1% and 10.4% of our net sales, respectively, and Spain accounted for 13.2%, 1.3% and 2.3% of our net sales, respectively. We believe that uncertainty in political and policy developments may lead to increased competition among solar manufacturers. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. Further, austerity measures being implemented by many countries attempting to lower national spending may reduce subsidies to the solar industry.  A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenues to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Demand for our products may be adversely affected by the effects of the credit environment on our customers.

Europe, the United States and international economies are in the midst of a prolonged period of slow economic growth. In particular, the credit and financial crises, terrorist acts and similar events, continued turmoil in the Middle East or war in general could contribute to a slowdown of the market demand for products that require significant initial capital expenditures, including solar power products. For example, global economics, capital markets and credit disruptions have resulted in slower investments in new installation projects that make use of solar power products. If the current economic recovery slows, stalls or reverses, we may experience decreases in the demand for our solar power products, which may harm our operating results.

Global economics, capital markets and credit disruptions also pose risks for our customers. Although we have benefited from historically low interest rates that have made it more attractive for our customers to use credit to purchase our products, interest rates may rise soon, which could increase the cost of financing purchases of our products and may reduce our customers’ profits and investors expected returns on investment. There can be no assurance that our customers will be able to borrow money on a timely basis or on reasonable terms, which could have a negative impact on demand for our products. If global economic growth remains slow, it could result in a decrease in the demand for our solar power products, which may harm our operating results. These same factors may adversely impact our existing or future sales agreements, including increasing the likelihood of contractual breaches by our counterparties. Our sales are affected by interest rate fluctuations and the availability of liquidity, and would be adversely affected by increases in interest rates or liquidity constraints. Rising interest rates may also make certain alternative investments more attractive to investors and therefore lead to a decline in demand for our solar power products, which could have a material adverse effect on our business, results of operations, financial conditions and cash flows.

Our future success depends in part on our ability to expand our business into solar power projects markets. Any failure to successfully implement this strategy could have a material adverse effect on our growth, business prospects and results of operations in future periods.

Our current business strategy includes plans to expand into select solar power projects markets, which we believe are a natural extension of our vertically integrated business model. Historically, the solar module business has accounted for the large majority of our net sales, including 97.4%, 95.9% and 93.8% of our net sales for 2011, 2012 and 2013, respectively. As we continue to expand our business into the solar power projects segment of the industry, we expect that in 2014 our solar power projects business will contribute more to our net sales compared with that in 2013.  These expansion plans may include investments in project companies and joint ventures and forming strategic alliances with third parties to balance system technologies, engineering, procurement and construction services, and related financing needs. These plans may require additional capital expenditures, which could be used in pursuit of other opportunities and investments. Additionally, our experience in the solar power products manufacturing industry may not be as relevant or applicable in downstream markets. We may also face intense competition from companies with greater experience or established presence in the targeted downstream markets or competition from our industry peers with similar expansion plans. Furthermore, we may not be able to manage entities which we invest in or provide adequate resources to such entities to maximize the return on our investments. We may not be able to secure the government approvals or licenses required for construction and operation of solar power projects in a timely manner, or at all. In the case of potential joint ventures and strategic alliances with third parties, we may face risks associated with the sharing of proprietary information, loss of control of operations that are material to our business and profit sharing arrangements. We may also consider acquisitions of existing downstream players, in which we may face difficulties related to the integration of the operations and personnel of acquired businesses and the division of resources between our existing and acquired operations.

We cannot assure you that we will be successful in expanding our business into solar power projects markets along the solar power product value chain. Any failure to successfully identify, execute and integrate our acquisitions, investments, joint ventures and alliances as part of entering into projects markets may have a material adverse impact on our growth, business prospects and results of operations, which could lead to a decline in the price of our ADSs.

Our ability to expand the pipeline of our projects business in several key markets exposes us to a number of risks and uncertainties.

As a greater proportion of our net sales will be derived from our solar power projects business, we will be increasingly exposed to the risks associated with projects business. Further, our future success largely depends on our ability to expand our solar power project pipeline. The risks and uncertainties associated with our projects business and our ability to expand our solar power project pipeline include:

•                                          the need to raise funds to develop greenfield or purchase late-stage solar power projects, which we may be unable to obtain on commercially reasonable terms or at all;

•                                          the uncertainty of being able to sell the projects, receive full payment for them upon completion, or receive payment in a timely manner;

•                                          delays and cost overruns as a result of a number of factors, many of which are beyond our control, including delays in regulatory approvals, construction, grid-connection and customer acceptance testing;

•                                          delays or denial of required approvals, permits or licenses by relevant government authorities in connection with the construction and operation of solar power projects;

•                                          diversion of significant management attention and other resources; and

•                                          failure to execute our project pipeline expansion plan effectively.

If we are unable to successfully expand our projects business, and in particular, our solar power project pipeline, we may be unable to expand our business, maintain our competitive position, improve our profitability, and generate the cash flows we have currently forecasted.

Some of the suppliers of polysilicon with whom we have entered into long-term contracts may not be able to produce polysilicon of sufficient quantity and quality or on schedule to meet our manufacturing requirements.

Manufacturing polysilicon is a highly complex process and our suppliers may not be able to produce polysilicon of sufficient quantity and quality or on schedule to meet our wafer manufacturing requirements. Minor deviations in the manufacturing process can also cause substantial decreases in yield and, in some cases, cause production to be suspended or result in minimal output. If shipments of polysilicon from our suppliers experience major delays or our suppliers are unable to supply us with polysilicon as planned, we may suffer a setback to our raw material procurement, which could materially and adversely affect our growth strategy and our results of operations. Moreover, we may be involved in disputes to retrieve prepayments we made for the polysilicon delivery, which would expose us to risks of losing the prepayment or entering into settlements which may result in losses to us. In addition, the polysilicon supplied by suppliers may contain quality defects. For example, PV modules produced using polysilicon of substandard quality would result in lower cell efficiency and conversion rates than that which the supplier has claimed or provided a warranty for. From time to time, we may engage in negotiations and disputes with certain suppliers that supplied us with polysilicon with quality defects. Any litigation arising out of the disputes could subject us to potentially expensive legal expenses, distract management from the day-to-day operation of our business and expose us to risks for which appropriate damages may not be awarded to us, all of which could materially and adversely affect our business and financial condition.

Prepayments to our polysilicon suppliers and equipment suppliers expose us to the credit risks of those suppliers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.

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

We typically require a significant amount of cash to fund our operations, especially prepayments or loans to suppliers to secure our polysilicon supply requirements. We also require a significant amount of cash to meet future capital requirements, including the expansion of our PV product manufacturing facilities and research and development activities in order to remain competitive. Future acquisitions, expansions, market changes or other developments may cause us to require additional funds. As of December 31, 2013, we had $486.7 million in cash and cash equivalents, $74.7 million in restricted cash and $1,036.1 million in outstanding borrowings, of which approximately $935.6 million was due within one year. We have historically negotiated with our lenders to renew our loans shortly before they mature.  In the event that we are unable to renew or extend these borrowings, or if we are unable to obtain sufficient alternative funding at reasonable terms to fulfill relevant repayment obligation, we will have to repay these borrowings with cash generated by our operating activities. Our business might not generate sufficient cash flow from operations to repay these borrowings, some of which are secured by significant amounts of our assets, and at the same time fund our capital expenditures. In addition, repaying these borrowings and financing our capital expenditures with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth, and may have a material adverse effect on our business, financial condition and future prospects. If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may decrease materially. Moreover, future turmoil in the credit markets and the potential impact on the liquidity of financial institutions may have an adverse effect on our ability to fund our business through borrowings, under either existing or newly created instruments in the public or private markets on terms that we believe to be reasonable, if at all. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and market price of ADSs and could require us to delay or abandon critical development plans.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we may not be able to compete successfully and we may lose or be unable to gain market share.

The market for solar power products is competitive and evolves quickly. We face intense competition, which in the past has resulted in price reductions, reduced margins or loss of market share. We compete with other PV module manufacturing companies, including dedicated PV manufacturers such as Yingli Green Energy Holding Co., Ltd., First Solar, Inc., GCL Solar Energy Technology Holdings Inc., JinkoSolar Holding Co., Ltd., Canadian Solar Inc. as well as multinational conglomerates such as Sharp Electronic Corporation and Mitsubishi Electric Corporation. Some of our competitors have also become vertically integrated, from polysilicon production, silicon ingot and wafer manufacturing to solar power system integration, such as Renewable Energy Corporation ASA and SolarWorld AG. Some of our competitors may have a stronger market position than ours, more sophisticated technologies and products, greater resources and better name recognition than we do. Further, some of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs.

The barriers to entry are relatively low in the PV module manufacturing business, given that manufacturing PV modules is labor intensive and requires limited technology.  As the shortage of polysilicon has eased, supply chain management and financial strength have become less significant barriers to entry and many new competitors may enter the industry and cause it to become over-saturated. Some mid-stream solar power products manufacturers have been seeking to move downstream to strengthen their position in regional markets. In addition, we may also face new competition from manufacturers developing thin film and other PV technologies that are designed to offer economic or performance advantages, several of which have already announced their intention to start production of solar cells or module products. Decreases in polysilicon prices and increases in PV module production could result in substantial downward pressure on the price of PV modules and intensify the competition we face.

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

We currently sell a significant portion of our PV modules to a limited number of customers. In 2011, 2012 and 2013, sales to our top five customers accounted for approximately 23.3%, 25.1% and 18.7%, respectively, of our total net sales. Our largest customer contributed approximately 4.9% of our net sales in 2013. Sales to our customers are typically made through non-exclusive, short-term arrangements. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

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

We are exposed to the credit risk of these customers, some of which are new customers with whom we have not historically had extensive business dealings. Some of our overseas credit sales are insured against non-payment by our customers. The amount of insurance coverage for each transaction is based on a rating assigned by the insurer to the customer, based on that customer’s credit history. However, we cannot assure you that all our accounts receivable are sufficiently covered or that the insurer will be able to make payments on our claims. The failure of any of these significant customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

The practice of requiring customers to make advance payments when they place orders with us has declined, and we have experienced and will continue to experience increased needs to finance our working capital requirements and are exposed to increased credit risk.

We have historically required our customers to make an advance payment of a certain percentage of their orders, a business practice that helped us to manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. In line with market trends, this practice of requiring our customers to make advance payments is on the decline, which in turn has increased pressure to increase our working capital turnover or obtain additional financing to fund our working capital requirements. In 2013, a majority of our revenues were derived from credit sales, generally with payment schedules due according to negotiated contracts. In addition, some of our customers pay us through drawn upon acceptance, open account and letter of credit terms, which typically take approximately 90 days to 120 days to process in order for us to be paid, although in some instances the settlement period may be longer. Despite the more lenient payment terms, any of our customers may fail to meet their payment obligations, especially due to the global economic crisis and the resulting decrease in the availability of financing, which would materially and adversely affect our financial position, liquidity and results of operations.

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

We plan to increase our annual manufacturing capacity of ingots, wafers, cells, and modules from 1,400 megawatts, or MW, 1,400 MW, 2,500 MW and 2,800 MW as of December 31, 2013 to 1,700 MW, 1,700 MW, 3,000 MW and 3,800 MW as of December 31, 2014, respectively. We plan to incur capital expenditures of up to $213 million to achieve our 2014 expansion plans. If we fail to implement that plan as expected, experience a delay in the ramp up or fail to achieve our targeted yields, our business and results of operations may be materially and adversely affected.

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

Our PV modules have typically been sold with a two or five year warranty for defects in materials and product workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. In 2011, we extended the product workmanship warranty from two or five years to 10 years and began to guarantee that module power output will not decrease by more than approximately 0.7% per year after the initial year of service. We believe our warranty periods are consistent with industry practice. We only began to sell PV modules in November 2004. Although we conduct accelerated reliability testing of our PV modules, our PV modules have not been and cannot be tested in an environment simulating the 25-year warranty period. As a result, we may be subject to unexpected warranty expense and associated harm to our financial results for as long as 25 years after the sale of our products. Our warranty provisions for the years ended December 31, 2011, 2012 and 2013 were $21.9 million, $12.5 million and $16.6 million, respectively. Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

We may not be successful in the commercial production of new products, which could adversely affect our business and prospects.

We may develop and produce new products from time to time, such as high-efficiency monocrystalline and multicrystalline modules. Further, in 2012, we introduced our “Honey” cell technology, which we have used to develop and manufacture a number of new products. We may be unable to generate sufficient customer demand for our new products if we are unable to develop and produce new products that provide the expected performance in a cost-effective manner. If we fail to generate demand for our new products, our business and prospects may be adversely affected and we may be unable to recoup our investment in the development and production of such products.

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

The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Market data on the solar power industry are not as readily available as those for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. We sell and market our products to a growing number of worldwide markets where government incentives are accelerating the adoption of solar power. In recent years, we have also increased our sales in newer and emerging solar power markets, which include the United Kingdom, India, Australia and Japan, as well as other markets in Asia, Africa, the Middle East, Latin America, and the Caribbean Islands. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products in our targeted markets, including:

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

The solar power market is characterized by evolving technologies and standards that result in improved features, such as more efficient and higher power output, improved aesthetics and smaller size. This requires us to develop new solar power products and enhance existing products to keep pace with evolving technologies and changing customer requirements. A variety of competing solar technologies that other companies may develop could prove to be more cost-effective and perform better than our technologies. For example, thin-film technologies are competing technologies in the solar power industry. According to Solarbuzz, thin-film production reached 3.5 GW during 2013, compared to approximately 33.7 GW for crystalline technology. Thin-film technologies allow for lower production costs for solar cells by using lower amounts of semiconductor materials. Thin-film solar cells generally have a lower conversion efficiency rate than crystalline solar cells. Further development in competing solar power technologies may result in lower manufacturing costs or higher product performance than those expected from our PV modules. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine our technology, enhance our existing solar power products, or develop and introduce new products, could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline.

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

The failure to comply with PRC land laws and regulations regarding the lease of government allocated land use rights may materially and adversely affect our business, financial condition, results of operations and prospects.

We lease government allocated land use rights for our proposed 120 MW solar power projects in Yancheng City, Jiangsu Province. The lease contract was entered into in October 2012 and has a term of 20 years. However, these leases may not meet certain land-related legal requirements under PRC laws and regulations. According to the Interim Measures on Administration of Government Allocated Land Use Right, the lease of government allocated land use rights must first receive approval from the appropriate land administration departments, followed by a series of  procedures that the owner of the government allocated land use right must complete, including signing the land use right grant contract and paying the land grant fee.  Upon completion of these procedures, the landlord and the lessee must go through the registration formalities in respect of the leasehold interests. Although our lease of government allocated land use rights in Yancheng has been approved by the local land administration department, it has not been properly registered and thus our leasehold interests may not be legally protected.  We are in the process of working with the landlord to complete the required procedures, but we cannot ensure that the registration process will be completed in a timely manner or at all.  If because of a failure to complete the registration process we are unable to continue using these lands, our business and financial condition could be materially and adversely affected.

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

Our future success depends on our ability to significantly increase both our manufacturing capacity and output. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

•                                          the need to raise additional funds to purchase raw materials or to build additional manufacturing facilities, which we may be unable to obtain on commercially viable terms or at all;

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

In particular, we believe that the expansion of our manufacturing capacity is an integral part of our strategy to achieve a grid parity cost structure during the solar industry consolidation. Our ability to meet our estimate for the scale of production needed to achieve grid parity is affected by a number of factors, including our ability to improve and maintain the degree of vertical integration and to increase our efficiencies and margins, the likelihood that we may approach or reach a point of diminishing returns as we continue to expand our scale, the average purchase price we will pay for silicon in the future to meet our expansion requirements, and the cost of conventional grid electricity which will determine at which point grid parity can be reached. We might not be able to meet our desired scale of production in order to fully implement our strategy.

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

In 2011, 2012 and 2013, we sold approximately 92.9%, 87.0% and 66.7%, respectively, of our products to customers outside of China. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:

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

As with other solar power product manufacturers, we are exposed to risks associated with product liability claims should the use of our solar power products results in injury. Since our products generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our PV modules in November 2004 and we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. We have limited worldwide product liability insurance coverage for our products manufactured in China. Product liability claims successfully brought against us in excess of our coverage amount could result in monetary damages and require us to make significant payments.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must render an opinion on the effectiveness of the company’s internal control over financial reporting.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2013. See “Item 15. Controls and Procedures.” If we fail to maintain effective internal control over financial reporting in the future, it could result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. We have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our independent registered public accounting firm’s audit documentation related to their audit report included in this annual report may be located in China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Our operations are principally conducted in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s report included in our filings with the SEC is not currently inspected by the PCAOB.  In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC. The PCAOB remains in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections conducted by the PCAOB outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability to conduct inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of five global accounting firms, including our independent registered public accounting firm. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, at the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by CSRC. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our independent registered public accounting firm or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision to censure these accounting firms and suspend four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this sanction. Accordingly, the sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six-month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

If our independent registered public accounting firm were denied temporarily the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately result in the delisting of our ADSs from the New York Stock Exchange. Moreover, any negative news about the proceedings against these global accounting firms may erode investor confidence in China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

Fluctuations in exchange rates could adversely affect our business.

The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. However, from July 2008 until June 2010, the Renminbi traded stably within a narrow range against the U.S. dollar. In June 2010, the People’s Bank of China announced that the PRC government would reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. Between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated approximately 12.0% against the U.S. dollar, although from December 31, 2013 through March 28, 2014, the value of the Renminbi depreciated approximately 2.5% against the U.S. dollar. We cannot predict how this new policy will impact the Renminbi exchange rate going forward or whether new policies will be adopted by the PRC government.

Most of our sales are currently denominated in Renminbi, U.S. dollars and Euros, while a substantial portion of our costs and expenses is denominated in Renminbi, with the remainder in U.S. dollars. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, may affect our net profit margins and could result in fluctuations in foreign currency exchange and operating gains and losses. We had a foreign exchange loss of approximately $13.6 million in 2013. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries, a significant portion of which are in China, any significant fluctuation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares. As a large proportion of our revenues are paid to us in Euros, fluctuation between the Euro and the Renminbi may also have a material effect on our results of operations.

Starting from October 2008, we have entered into a series of foreign currency forward contracts with several commercial banks to hedge our exposure to foreign currency exchange risk. As of December 31, 2013, we had foreign currency forward contracts with a total contract value of approximately $160.4 million. We do not use foreign currency forward contracts to hedge all of our foreign currency denominated commitments. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we forgo the potential benefits that might result from favorable fluctuations in foreign currency exchange. Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test generally will be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

We conduct substantially all of our operations through Trina China and TST. Our ability to make distributions or other payments to our shareholders depends on payments from Trina China and TST, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to Trina China and TST and their respective articles of association, Trina China and TST are required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of these reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2013, these general reserves amounted to $49.3 million, accounting for 8.2% of the registered capital of Trina China and TST. In addition, under the Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, which became effective January 1, 2008, dividends from Trina China to us are subject to a 10% withholding tax to the extent that we are considered a non-resident enterprise under the EIT Law. See “—The expiration or reduction of tax incentives by the PRC government may have a material adverse effect on our results of operations” and “Item 4. Information on the Company—B. Business Overview—Regulation—Tax.” Furthermore, if Trina China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

The EIT Law imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the EIT law, certain enterprises may benefit from a preferential tax rate of 15% if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors and conditions described therein. In September 2008, Trina China obtained the High and New Technology Enterprise Certificate with a valid term of three years starting from 2008. In 2011, Trina China renewed its High and New Technology Enterprise Certificate, effective from 2011 to 2013, entitling it to a preferential income tax rate of 15% from 2008 through 2013. Also, in 2011, TST obtained the High and New Technology Enterprise Certificate, effective from 2011 to 2013 and is entitled to a preferential income tax rate of 15%. If either Trina China or TST fails to maintain the “high and new technology enterprise” qualification, their applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future. Any discontinuation of preferential tax treatment or any increase of the enterprise income tax rate applicable to Trina China could have a material adverse effect on our financial condition and results of operations.

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

Under the EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, human resources, finance and accounting, and properties of the enterprise. The State Administration of Taxation, or SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain criteria for determining whether the “de facto management body” of an offshore-incorporated enterprise controlled by PRC enterprises is located in China. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of SAT Circular 82. Bulletin 45 clarifies certain issues relating to the determination of PRC resident enterprise status, post determination administration and the authorities responsible for determining offshore incorporated PRC resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise.  Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC or foreign individuals or foreign enterprises, the criteria set forth therein may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC or foreign enterprises or individuals. Considering that most of our management is currently located in the PRC, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income other than dividends from our PRC subsidiaries, which could significantly increase our tax burden and materially adversely affect our cash flow and profitability. Notwithstanding the foregoing provision, the EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Trina is classified as a resident enterprise, the dividends received from its PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like Trina, having ownership interest in a PRC enterprise.

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

We may be subject to Regulations on National Security Review of Merger and Acquisition by Foreign Investors, which could jeopardize future transactions

On February 3, 2011, the State Council promulgated Circular No. 6, a notice on the establishment of the security review system for mergers and acquisitions of domestic enterprises by foreign investors, which became effective on March 3, 2011. To implement Circular No. 6, the MOFCOM promulgated the MOFCOM Security Review Rules on August 25, 2011 which became effective on September 1, 2011. According to Circular No. 6 and the MOFCOM Security Review Rules, a national security review is required for certain mergers and acquisitions by foreign investors of enterprises relating to national defense and certain mergers and acquisitions by which foreign investors may acquire de facto control of domestic enterprises raising national security concerns. When deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the national security review, the MOFCOM will review the substance and actual impact of the transaction and the foreign investors are prohibited from bypassing the national security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. In addition, if a merger or acquisition by foreign investors which was not submitted for national security review, or was determined to have no impact on national security after such review, but thereafter, due to changed elements, including modification of the merger, change of business activities or acquisition transaction or amendment of the relevant agreements or documents and other changes, involves an enterprise relating to national defense or a change of de facto control of a domestic enterprise raising national security concerns such that it becomes subject to national security review, the foreign investor to such merger or acquisition will be required to file an application for national security review with the MOFCOM. Currently, there are no public provisions or official interpretations specifically providing that our current businesses fall within the scope of national security review and there is no requirement that foreign investors to those merger and acquisition transactions completed prior to the promulgation of the Circular No. 6 take initiatives to submit such transactions to MOFCOM for national security review. However, as the MOFCOM Security Review Rules and the Circular No. 6 are relatively new and there is no clear statutory interpretation on their implementation, there is no assurance that the relevant PRC regulatory authorities will have the same view as us when applying them.  Moreover, there exists the possibility that our future merger and acquisition transactions will be subject to the national security review under the MOFCOM Security Review Rules and the Circular No. 6.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations. The regulations also establish more complex procedures for acquisitions by foreign investors, which could make it more difficult to pursue growth through acquisitions.

In October 2005, SAFE promulgated a regulation known as Circular No. 75 that states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under this regulation, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. On May 20, 2011, SAFE issued the Operational Rules on Foreign Exchange Administration for Financing and Return Investments by Domestic Residents through Special-Purpose Overseas Companies, or Circular 19, which provides detailed procedures and specific instructions for SAFE registration under the Circular 75. On May 11, 2013, SAFE issued the Notice on Issuing the Provisions on the Foreign Exchange Administration of Domestic Direct Investment of Foreign Investors and the Supporting Documents or Circular 21, which abolishes Circular 19 and provides detailed disclosure requirements and examination standards for SAFE registration under the Circular No.75. While we believe our shareholders have complied with existing SAFE registration procedures, any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject our company to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’ ability to pay dividends or make distributions to us and our ability to increase our investment in or to provide loans to such PRC subsidiaries.

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

In addition, the Ministry of Finance and the SAT have issued circulars concerning individual income taxes relating to employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. The tax base for the employment income would be the fair market value of the received shares at the time of vesting minus the corresponding consideration paid by the employees for the shares. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to applicable PRC laws and regulations, we may face fines ranging from 50% to 300% of the overdue taxes.

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

Our business could be adversely affected by the effects of swine flu, avian flu, SARS or other epidemics or outbreaks.  There have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In 2009, an outbreak of swine flu occurred in Mexico and the United States and the World Health Organization declared a level 6 flu pandemic, its highest pandemic alert phase, indicating a global pandemic underway. Any prolonged occurrence or recurrence of swine flu, avian flu, SARS or other adverse public health developments in China or any of the major markets in which we do business may have a material adverse effect on our business and operations. These could include our ability to travel or ship our products outside of China and to designated markets, as well as temporary closure of our manufacturing facilities, logistic facilities and/or our customers’ facilities, leading to delayed or cancelled orders. Any severe travel or shipment restrictions and closures would severely disrupt our operations and adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic.

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

Item 4.                                                         INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

Our legal and commercial name is Trina Solar Limited. Our predecessor company, Trina China, was incorporated in December 1997. In anticipation of our initial public offering, we incorporated Trina in the Cayman Islands as a listing vehicle on March 14, 2006. Trina acquired all of the equity interests in Trina China through a series of transactions that have been accounted for as a recapitalization and Trina China became our wholly-owned subsidiary. We have conducted substantially all of our operations through Trina China. In December 2006, we completed our initial public offering of our ADSs and listed our ADSs on the New York Stock Exchange. In June 2007, we completed a follow-on public offering of 5,406,280 ADSs sold by us and certain selling shareholders. In July 2008, we completed public offerings of $138 million aggregate principal amount of convertible senior notes due 2013, all of which we redeemed, together with all accrued but unpaid interest, as of the maturity date on July 15, 2013, and 8,146,388 ADSs for a related ADS borrowing facility. In August 2009, we completed a follow-on public offering of 5,175,000 ADSs. In March 2010, we completed another follow-on public offering of 9,085,000 ADSs.

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

B.                                    Business Overview

Overview

We are a large-scale integrated solar-power products manufacturer and solar system developer based in China with a global distribution network covering Europe, Asia, North America, Australia and Africa. Since we began our solar-power products business in 2004, we have integrated the manufacturing of ingots, wafers and solar cells for use in our PV module production. Our PV modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. We also develop, design, construct and sell solar power projects that primarily use the solar modules we manufacture.

We produce standard monocrystalline PV modules ranging from between 205 watts, or W, and 215 W to between 260 W and 270 W in power output and multicrystalline PV modules ranging from 240 W to 310 W in power output. We build our PV modules to general specifications, as well as to our customers’ and end-users’ specifications. We sell and market our products worldwide, including China, the United States and Germany, where government incentives have accelerated the adoption of solar power. In recent years, we have also increased our sales in newer and emerging solar power markets, which include the United Kingdom, India, Australia and Japan, as well as other markets in Asia, Africa, the Middle East, Latin America, and the Caribbean Islands. We have established regional headquarters and offices located in Europe, North America and Asia to target sales and distribution in those markets. We primarily sell our products to wholesalers, power plant developers and operators and PV system integrators, including Solar City, TEBA Sunoasis Co., Ltd., Anesco Limited, Sanshin Electronics Co., Ltd., and China Huadian Engineering Co., Ltd.

As of December 31, 2013, we had an annual manufacturing capacity of ingots and wafers of approximately 1,400 MW, cells of approximately 2,500 MW and modules of approximately 2,800 MW. In 2013, we fulfilled some of our wafer requirements by sourcing and obtaining toll services from our strategic partners. We will continue to contract toll services from third party manufacturers to process ingots and wafers and source wafers from our suppliers and strategic partners in order to fill the gap between our PV cell and module manufacturing capacity and our ingot and wafer manufacturing capacity as a result of strong market demand and to achieve export cost advantages to certain markets. As a result, we have developed relationships with various domestic and international suppliers of ingots and wafers.

We purchase polysilicon from our network of over ten suppliers, including several leading global producers of polysilicon, and have developed strong relationships with our suppliers. To reduce raw material costs, we continue to focus our research and development on improving solar cell conversion efficiency and enhancing manufacturing yields.  Our research and development platform has been further enhanced by our R&D laboratory that we were commissioned by the PRC Ministry of Science and Technology to establish in the Changzhou PV Park, or the PV Park, located adjacent to our headquarters. We began using the R&D laboratory in March 2012 and completed construction on it during the second quarter of 2012. In November 2013, our R&D laboratory in PV Park received accreditation from China’s Ministry of Science and Technology.

We began our research and development efforts in solar power products in 1999. We began our system integration business in 2002, our PV module business in late 2004 and our production of solar cells in April 2007. In 2011, 2012 and 2013, we generated net sales of $2,047.9 million, $1,296.7 million and $1,775.0 million, respectively. We recorded a net loss of $37.8 million, $266.6 million and $72.2 million in 2011, 2012 and 2013, respectively.

Products

We design, develop, manufacture and sell high efficiency PV modules. PV modules are arrays of interconnected solar cells encased in a weatherproof frame. We produce standard solar monocrystalline modules ranging from between 205 W and 215 W to between 260 W and 270 W in power output and multicrystalline modules ranging from 240 W to 310 W in power output, built to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. The variation in power output is based on the conversion efficiency of the cells used in our PV modules, as well as the types of cells. We assemble PV modules either from monocrystalline or multicrystalline cells. We also design and produce PV modules based on our customers’ and end-users’ specifications. Our PV modules are sealed, weatherproof and able to withstand high levels of ultraviolet radiation and moisture. We sell our module products under our own brand.

Manufacturing

We manufacture ingots, wafers, cells and modules. We plan to increase our annual manufacturing capacity of ingots, wafers, cells, and modules from 1,400 MW, 1,400 MW, 2,500 MW and 2,800 MW as of December 31, 2013 to 1,700 MW, 1,700 MW, 3,000 MW and 3,800 MW as of December 31, 2014, respectively.  This increase will take place as we improve the efficiency of our current facilities and build new greenfield facilities, as we have recently done in Yancheng. We also seek for opportunities to access new production capacity that will strategically complement our current capacity through acquisitions or partnerships.  We plan to incur capital expenditures of up to $213 million to achieve our 2014 expansion plans. The following table sets forth our manufacturing capacity and production output in MW equivalent of module production as a result of our expansion for each of our facilities.

Manufacturing Facility	Manufacturing Commencement Date	Annual Manufacturing Capacity as of December 31, 2013	Production Output for the Year Ended December 31, 2013	Estimated Maximum Annual Manufacturing Capacity as of December 31, 2014
Silicon ingots	August 2005	1,400 MW(1)	1,300 MW(2)	1,700 MW
Silicon wafers	February 2006	1,400 MW(1)	1,300 MW(2)	1,700 MW
Solar cells	April 2007	2,500 MW(1)	2,220 MW(2)	3,000 MW
PV modules	November 2004	2,800 MW(1)	2,560 MW(2)	3,800 MW

(1)              Approximate figures.

(2)              Includes modules produced but not shipped as of December 31, 2013.

•                                          Silicon feedstock. We purchase polysilicon from various suppliers, including silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies. Our ability to mix the materials in the right proportion is critical to the production of high-quality silicon ingots. In the fourth quarter of 2013, we had an average silicon usage of approximately 5.3 grams per watt, compared to approximately 5.4 and 5.8 grams per watt in the fourth quarters of 2012 and 2011, respectively.

•                                          Ingots. We began commercial production of multicrystalline ingots in November 2007. As of December 31, 2013, we had 166 directional solidification system, or DSS, furnaces for the manufacturing of multicrystalline ingots, which can yield 2,000 MW of modules annually based on current manufacturing processes. To produce multicrystalline ingots, molten silicon is changed into a block through a casting process in a DSS furnace. Crystallization starts by gradually cooling the crucibles in order to create multicrystalline ingot blocks. The resulting ingot blocks consist of multiple smaller crystals as opposed to the single crystal of a monocrystalline ingot.

•                                          Wafers. We began manufacturing wafers in February 2006. Currently, we slice monocrystalline and multicrystalline wafers to a thickness of approximately 185 microns, while maintaining a low breakage rate. After the ingots are inspected, monocrystalline ingots are squared by squaring machines. Through high-precision cutting techniques, the squared ingots are then sliced into wafers by wire saws using steel wires and silicon carbon powder. To produce multicrystalline wafers, multicrystalline ingots are first cut into pre-determined sizes. After a testing process, the multicrystalline ingots are cropped and the usable parts of the ingots are sliced into wafers by wire saws by the same high-precision cutting techniques used for slicing monocrystalline wafers, while the unusable parts are melted down for reuse. After being inserted into frames, the wafers go through a cleansing process to remove debris from the previous processes, and are then dried. Wafers are inspected for contaminants then packed and transferred to our solar cell production facilities. Our annual wafer manufacturing capacity as of December 31, 2013 was approximately 1,400 MW based on current manufacturing processes.

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

•                                          Solar cells. We currently produce our own solar cells for use in our PV modules. To reduce our dependence on third-party solar cell manufacturers and to increase our efficiencies both in solar cell and PV module manufacturing, we began the production of monocrystalline cells in April 2007 and achieved a conversion efficiency of up to 20% as of December 31, 2013 on a test production line basis. In November 2007, we began producing multicrystalline cells and achieved a conversion efficiency of up to 18.3% as of December 31, 2013 on a mass production basis. As of December 31, 2013, we had 65 production lines with an annual manufacturing capacity of approximately 2,500 MW.

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

•                                          PV modules. We began module manufacturing in November 2004. We increased our annual manufacturing capacity of modules from approximately 6 MW per year as of November 2004 to approximately 2,800 MW per year as of December 31, 2013.

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

Solar Power Projects

Solar power projects are commissioned in a number of countries and regions, including our strategic markets in China, the United Kingdom, Japan and the Middle East. Demand for these projects is largely driven by government mandates requiring electric utility companies to use renewable energy to produce a certain percentage of their power by a future date. In 2009, we began to develop solar power projects on our own with the intent to sell them to third-parties upon completion of their development. Once construction of the project is completed and the project begins generating power, we may either sell the project to a predetermined or committed purchaser or we may hold the project. Projects that we hold after power generation has begun are deemed our operating assets, and the revenues generated from connection to the grid, as well as any other revenues generated by a solar power project prior to its sale, are classified as our operating revenues.

As of December 31, 2013, the value of our held-for-sales projects was approximately $79.4 million and the value of our self-owned and operated projects was $47.9 million. Solar power projects held for sales mainly consist of a completed 50 MW project in Wuwei, Gansu Province, China, for which we have entered into a framework agreement with a third-party who has committed to purchase them. The remaining held-for-sales solar power projects are either in the pre-construction development or construction stages and are mainly located in the United Kingdom and Japan.  Our self-owned and operated solar power projects mainly consist of a 16 MW solar power station in Greece, a 2 MW solar power station in Italy and a 4 MW solar power station in the United States, each of which began generating revenues in 2013.

We had the following completed projects in 2013 and the following project pipeline as of December 31, 2013 in our strategic markets:

Country	Completed Projects in 2013	Project Pipeline as of December 31, 2013
China	50 MW	351 MW
Europe	16 MW	73 MW
Japan	0	14 MW
Middle East	0	10 MW
Total	66 MW	448 MW

We continue to search for project opportunities inside and outside of China. As we consider undertaking new solar power projects, we weigh a number of factors including location, local policies and regulatory environment, the availability of funding for both us and prospective purchasers and potential internal rate of returns.  The commencement of a project is subject to a number of factors, some of which are beyond our control, such as the availability of network transmission and interconnection facilities, in our strategic markets as well as the attainment of certain project rights, including land use rights and the right to construct manufacturing facilities in the relevant locations.

We also develop, manufacture and install PV systems for general use and according to the specific requirements of our customers. PV systems for general use are designed to be economical to purchase and maintain and can be easily installed on the rooftops of homes or commercial buildings. We also work with customers to design systems tailored to their specific needs and installation environments, including modules that are architecturally-friendly.  Over the years, we have developed PV systems for ground mounting, rooftop, building integrated photovoltaics projects, or BIPV projects, off-grid and other applications.

Silicon-based Raw Material Supplies

Our business depends on our ability to obtain silicon-based raw materials, including polysilicon, ingots and wafers. We procure polysilicon primarily from domestic and international manufacturers. In addition to our headquarters, we have three offices located in the United States, Asia and Europe to conduct procurement activities. We believe our procurement team’s geographical proximity to the supply sources helps us better communicate with the suppliers and respond to them more efficiently. We believe our efforts to procure silicon-based raw materials from various sources will enable us to better control the silicon supply chain, increase manufacturing efficiency, and reduce margin pressure.

We have entered into medium-term and long-term supply contracts to procure silicon feedstock of different grades with Chinese and international suppliers, which provide us with the ability to meet our future requirements. These medium-term and long-term suppliers include Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., or Jiangsu Zhongneng, and Changzhou GCL Photovoltaic Technology Co., Ltd., or GCL (Changzhou), both of which are wholly-owned subsidiaries of GCL-Poly Energy Holdings Limited, or GCL-Poly. Our medium-term and long-term contracts have delivery terms beginning in 2008 and ending in 2020 and generally have fixed quantities and variable prices. These contracts also require us to make an advance payment of a certain negotiated amount.  In 2012 and 2013, we successfully renegotiated several medium-term and long-term supply contracts that required us to purchase polysilicon at a predetermined price or quantity to more closely link our purchase costs with market prices.

To secure sufficient feedstock to support our planned sales growth, in March 2008, we entered into an eight-year framework polysilicon supply agreement with Jiangsu Zhongneng, a supplier of polysilicon based in Jiangsu, China. In August 2008, we expanded the scope of the supply of polysilicon under this agreement to wafers. In August 2009, we extended the term of this supply agreement by another five years. In December 2010, Jiangsu Zhongneng assigned all of its obligations and rights under this supply agreement with respect to the wafer supply to GCL (Changzhou), a wafer supplier based in Jiangsu, China. Under a supplemental framework long-term agreement we entered into in March 2010 with Jiangsu Zhongneng, Jiangsu Zhongneng has agreed to supply to us up to an aggregate of 27,220 tons of polysilicon through 2020. Under a supplemental framework long-term wafer supply agreement we entered into with GCL (Changzhou) in January 2011, GCL (Changzhou) has agreed to supply to us wafers sufficient to produce up to an aggregate of 19,737 MW of PV modules over ten years from January 2011 to December 2020, and we have agreed to procure not less than 50% of our outsourced wafer requirement from GCL (Changzhou) each year during the term of the agreement. Under our agreements with GCL (Changzhou) and Jiangsu Zhongneng, the prices of the polysilicon and wafers were initially predetermined subject to periodic adjustments.  Due to the volatility of polysilicon prices, we have negotiated actual polysilicon and wafer purchase amounts and prices under our long-term framework agreement with GCL from time to time. For example, in March 2012, March 2013 and January 2014, we entered into supplemental agreements with GCL (Changzhou) and Jiangsu Zhongneng to modify our total wafer and polysilicon purchase quantities for 2012, 2013 and 2014, respectively, among other things.  We expect to further negotiate our purchase commitments in the future taking into account market conditions.

In recent years, we have sourced ingots for wafer slicing, silver paste for cell production, and ribbon for module assembly from the new production facilities established by our key suppliers in the PV Park adjacent to our headquarters.  Sourcing from suppliers located within the PV Park and expanding our “close-in” supply system to cover a greater number of vendors allows us to collaborate with our vendors for better inventory and production management control, better monitoring of supply quality and easy access to onsite inventory.

Quality Assurance

We have an experienced quality management team. Our quality management team includes manufacturing quality control, supply chain quality management, customer quality support, quality reliability assurance, quality assurance system, calibration center and continual improvement office. We have established and maintain quality management systems in accordance with the requirements of ISO9001:2008 and reliability assurance systems in accordance with the requirements of JIS Q8901:2012. We have also obtained RoHS and REACH certification. We own one of the key national laboratories for PV science and technology, which has obtained ISO/IEC17025 certification from China National Accreditation Service for Conformity Assessment and test capabilities in the key laboratory that satisfy IEC61215/IEC61730 and UL1703 test requirements. Our products have obtained certification in accordance with the standards of IEC61215:2005, IEC61730:2004 and UL1703:2012.

In May 2010, we entered into a strategic partnership agreement with TÜV Rheinland Group, or TÜV Rheinland, Underwriters Laboratories Inc., or Underwriters Laboratories, and China General Certification Center, three of the leading certification bodies. Under the agreement, TÜV Rheinland, Underwriters Laboratories and China General Certification Center will perform product certification tests at our Changzhou PV testing center and other facilities, allowing us to introduce our newest certified product lines in the shortest time to our customers.  In October 2012, the testing center for key national PV science and technology laboratories at Trina Solar received the official certification issued by Underwriters Laboratories, which recognizes our testing center as Underwriters Laboratories’ first global PV customer data program testing center.

In June 2012, we announced that we have achieved what is believed to be a new world record for laboratory-tested multicrystalline module power output, with a standard-size Honey Ultra (1650x992mm) module reaching a peak of 284.7 watts. The record was set using our “Honey” cell technology and the result was confirmed by TÜV Rheinland. In 2013, we also played a leading role in establishing international standards relating to packaging protection technology for PV modules (SEMI PV44-0513) and testing methods for the content of vinyl acetate in ethylene-vinyl acetate applied in PV modules using thermal gravimetric analysis (SEMI PV45-0513).

Our outstanding quality management team, advanced quality management systems, international first-class quality management hardware and environmental protection initiatives ensure our products are continually of a high quality to satisfy our customers, while also achieving our sustainable development goals.

The following table sets forth the major certifications we have received and major test standards our products have met as of December 31, 2013.

Certification Test Date	Certification or Test Standard	Relevant Products

November 2013	ISO 9001:2008 quality management system certification	Design, manufacture and sales of silicon, ingots, casting, silicon wafers, solar cells and PV solar modules

January 2012	ISO 14001:2004 environmental management system	Design, manufacture and sales of silicon, ingots, casting, silicon wafers, solar cells and PV solar modules

December 2013	OHSAS18001 occupational health and safety management system	Design, manufacture and sales of silicon, ingots, casting, silicon wafers, solar cells and PV solar modules

July 2013	ISO 14064-1:2006 Specification with guidance at the organization level for quantification and reporting of greenhouse gas emissions and removals	Design, manufacture and sales of silicon, ingots, casting, silicon wafers, solar cells and PV solar modules

September 2012	PAS2050:2011 product carbon footprint certification	TSM-PC05 PV modules TSM-DC/DA01A PV modules

September 2012	ISO 14067(DIS) 2012-01-06	TSM-PC05 PV modules TSM-DC/DA01A PV modules

December 2013	JIS Q 8901 Certification from TÜV Rheinland	PV modules

Certification Test Date	Certification or Test Standard	Relevant Products

December 2009	RoHS certification	PV modules

November 2011	REACH certification	PV modules

June 2013	ISO/IEC17025 CNAS laboratory accreditation certification	PV product testing center

August 2006, June 2007, July 2007, February 2009, April 2009, May 2009, June 2009, November 2009, October 2010, December 2010, February 2011, March 2011, April 2011, May 2011, June 2011, July 2011, November 2011, January 2012, February 2012, December 2012, August 2013, September 2013, December 2013, February 2014

	TÜV Rheinland product certification	PV modules sold in Europe

May 2009, April 2011, June 2011, December 2013	TÜV SÜD product certification	PV modules sold in Europe

May 2010, July 2011, August 2011, May 2012	MCS certification	PV modules sold in UK

April 2008, February 2010, November 2011, February 2012, November 2012	Golden Sun product certification	PV modules sold in China

February 2009, May 2009, September 2009, December 2010, November 2011, December 2011, June 2012	KEMCO product certification	PV modules sold in Korea

March 2009, October 2009, May 2010, October 2010, February 2011	JET product certification	PV modules sold in Japan

February 2012	J-pec listing	PV modules sold in Japan

February 2011, September 2011, March 2012, October 2012, December 2013	Clean Energy Council (CEC)	PV modules sold in Australia

October 2011, April 2012, September 2013	SII product certification	PV modules sold in Israel

August 2008, July 2009, April 2011, May 2011, June 2011, August 2011, September 2011, January 2012, July 2012, November 2012, March 2013, April 2013, August 2013,	UL 1703 certification	PV modules sold in North America

Certification Test Date	Certification or Test Standard	Relevant Products

February 2014

January 2010, March 2010, January 2011, November 2011, January 2014	CSA certification(UL1703)	PV modules sold in North America

July 2011, October 2011	Ammonia test	Special requirement from customer

May 2011, October 2011, November 2012	Salt mist test	Special requirement from customer

December 2011, February 2012	European Module certification	PV modules sold in Italy

November 2012	Client Test Data Program	PV product

November 2012	Sand blast test	PV modules

July 2012, December 2012, January 2013, June 2013, December 2013, January 2014	PID testing	PC05, PC14

July 2013	International Electrotechnical Commission (IEC) 61730-2 standard certification with Class A Fire Safety	PDG5 module

Customers and Markets

We currently sell our PV modules primarily to power plant developers and operators, wholesalers and PV system integrators. We focus on different types of clients depending largely upon the demand in specific markets. We work with solar power plant developers and operators, who tend to be large volume purchasers, by supplying PV modules for downstream projects. PV system integrators typically design and sell integrated systems that include our branded PV modules along with other system components. Some of the PV system integrators also resell our modules to other system integrators. Our major customers in 2013 included Solar City, TEBA Sunoasis Co., Ltd., Anesco Limited, Sanshin Electronics Co., Ltd., and China Huadian Engineering Co., Ltd.  We have a quality customer base as many of our customers are well-known wholesalers and system integrators in their respective markets and are expanding to become multinational PV companies.

A small number of customers have historically accounted for a significant portion of our net sales. Our top five customers collectively accounted for approximately 23.3%, 25.1% and 18.7% of our net sales in 2011, 2012 and 2013, respectively. Our largest customer contributed approximately 4.9% of our net sales in 2013.

We currently sell most of our PV modules to customers located in China, Europe and the United States. Solar manufacturers like us have capitalized on government and regulatory policies promoting solar power in many jurisdictions. In order to continue growing our sales and to reduce our exposure to any particular market segment, we intend to broaden our geographic presence and customer base. China and the United States are our most important markets; we significantly expanded our sales of PV modules to solar power markets in China, the United Kingdom and Japan in 2013.  In 2013, China, the United States, the United Kingdom and Japan accounted for 33.3%, 17.0%, 11.9% and 8.3% of our net sales, respectively, showing that we have been increasing our market presence globally and building our brand as one of the top global solar brands.

To enhance our sales capabilities in the European, American and Asian (excluding China) markets, we have established regional headquarters in San Jose, Zurich, and Singapore. We also have established sales and project development offices in Beijing, Shanghai, Tokyo, Abu Dhabi, Sydney, Chengdu, Urumqi and Santiago, all to support our growing base of customers and to seek out business development opportunities in the regions.  We also plan to drive our sales growth through expansion into downstream arrangements in major markets such as system integrations and project developments. We believe these actions will help reduce the effects of reduced incentives from the governments of certain European countries.

The following table sets forth our total net sales by geographical region, based on record country of sales, for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
Region	Total Net Sales	Percent	Total Net Sales	Percent	Total Net Sales	Percent
	(in thousands, except for percentages)
Europe
United Kingdom	$8,520	0.4%	$39,687	3.0%	$211,644	11.9%
Germany	756,575	36.9	428,964	33.1	184,120	10.4
Italy	262,492	12.8	79,533	6.1	28,310	1.6
Spain	271,071	13.2	16,744	1.3	40,628	2.3
Others	98,877	4.9	57,980	4.5	83,855	4.7
Europe Total	1,397,535	68.2	622,908	48.0	548,557	30.9
China	144,739	7.1	167,953	13.0	591,071	33.3
United States	440,299	21.5	331,213	25.5	302,270	17.0
Japan	2,938	0.1	38,565	3.0	147,403	8.3
Others(1)	62,391	3.1	136,016	10.5	185,670	10.5
Total	$2,047,902	100.0%	$1,296,655	100.0%	$1,774,971	100.0%

(1) Includes India, which in 2013 accounted for $79.1 million, or 4.5%, in total net sales, and Australia, which in 2013 accounted for $57.1 million, or 3.2%, in total net sales.

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

We may require advance payments depending on the credit status of our customer, our relationship with the customer, market demand and the terms of the particular contract. Our contracts with customers stipulate different post-delivery payment schedules based on the credit worthiness of the customer. We enhanced our credit control policy in 2013 and our customer average payment term has been shortened to approximately 90 days from 120 days in 2012. Some of our overseas credit sales are insured against non-payment by our customers. The amount of insurance coverage for each transaction is based on a rating assigned by the insurer to the customer, based on that customer’s credit history.

Pursuant to our sales contracts, we provide customers with warranty services. Our PV modules have typically been sold with a two to five year warranty for defects in materials and workmanship and a minimum power output warranty for up to 25 years following the date of purchase or installation. In 2011, we extended the product workmanship warranty to ten years and began to guarantee that module power output will not decrease by more than approximately 0.7% per year after the initial year of service.

We seek to better serve our customers and end-users by setting up local offices with sales and marketing, sales support and logistics teams close to them. We are also expanding our range of value-added services to customers. We service residential and commercial end-customers through a network of local distributors and system integrator partners. For distributors and system integrators, we provide marketing support, logistics support that minimizes handling and administrative costs, and pre-sale and post-sale supports that include customized product selection, technological and installation support. In January 2012, we announced the offering of a three-pronged service solution featuring complementary design services, high performance “Honey” modules and the rapid install Trinamount racking system, a proprietary system to mount PV modules onto residential and commercial rooftops. For our customers in the utility sector, we will continue to provide a greater level of pre-sale due diligence and technical input to facilitate their procurement.

Sales and Marketing

Over the years, we have expanded our distribution network globally. While our core solar module customer base continues to expand in China, the United States and Germany we continue to grow our sales and distribution channels into newer and emerging solar power markets, which include the United Kingdom, India, Australia and Japan, as well as other markets in Asia, Africa, the Middle East, Latin America, and the Caribbean Islands. To grow our sales and reduce exposure to any particular market, we have broadened our geographic presence and diversified our sales among distributors, wholesalers, power plant developers and operators, PV system integrators and regional and national grid operators through increased sales and marketing and customer support efforts.

To further expand our distribution network and enhance our sales and delivery capabilities, we have established regional headquarters, warehouse operations and have major sales offices in the locations listed below. Our localized offices will continue to be supported by our global operations and administration headquarters located in Changzhou, China.

Global Headquarters
Changzhou, China
Regional Headquarters
San Jose, California, US (January 2010)
Zurich, Switzerland (January 2010)
Singapore (November 2011)
Warehouse Operations
Rotterdam, the Netherlands (December 2008)
San Jose, California, US (June 2009)
Sales Offices
Beijing, China (July 2010)
Shanghai, China (July 2010)
Tokyo, Japan (February 2010)
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

We obtained an additional 108 patents in 2013. As of December 31, 2013, we had 560 issued patents and 370 patent applications pending in China. Our issued patents and our pending patent applications mainly relate to technology that we are currently using, including technology relating to improvements to the solar power product manufacturing process and integration of construction elements into our PV modules or solar systems. 86 of our issued patents and patent applications relate to technology that we do not use in our current production of solar power products. As we expand our product portfolio, continue our expansion into solar cell manufacturing and enter into polysilicon manufacturing in the future, we believe that the development and protection of our intellectual property will become more important to our business. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide a significant competitive advantage to us.

We have registered as a trademark the logo “Trina” in China, the European Union, Japan, Singapore, Switzerland, Morocco, Taiwan, Thailand, Croatia, Canada, South Korea, the Philippines, Australia, the United States, the United Arab Emirates and Vietnam. We have registered as a trademark the logo “Trinasolar” in China, the United States, Canada, the European Union, Australia, the United Arab Emirates, Croatia, Thailand, the Philippines, Japan, Singapore, Switzerland, Morocco, Taiwan, South Korea, India, Vietnam and Turkey, and the logo “TSM” in the European Union, Australia, China, Croatia, Japan, Morocco, South Korea, Singapore, Switzerland, Turkey, the United States and Vietnam. We have pending trademark registration applications for the logos “Trina” and “Trinasolar” in Pakistan, Indonesia and several other countries. We filed a trademark registration application for the logo “天合光能” in the PRC in December 2007 and in Taiwan in September 2009. We also registered as a trademark the logo “MeSolar” in China, Croatia, Singapore, Canada, Morocco, Turkey, the United Arab Emirates, Thailand, the European Union, Taiwan, Japan, Australia and Switzerland and registered as a trademark the logo “YouSolar” in China, the United States, Australia, Morocco, the United Arab Emirates, Taiwan, Japan, South Korea, Croatia, the European Union, Thailand, Philippines, Turkey, Vietnam, Switzerland and Singapore. We have filed trademark registration applications for the logo “Trinasolar天合光能” in China, the European Union, Croatia, South Korea, Singapore, Japan and several other countries. We have also recently filed European Community Trade Mark (CTM) registration for the logo “Honey” and “Comax” in twenty-seven European Union member states and will extend the registration to other states afterwards. Additionally, we have filed the trademark registration applications for the logos “天合光能,”“天合,” “天和,” “天何,” “天河,” “天禾,” and “天核” individually with the trademark office in the PRC in November 2009, and we also filed the trademark registration applications for the logo “Smart energy together” with the trademark office in the PRC in September 2012. We filed trademark registrations for the logos “Trina” and “Trinasolar” in Brazil, Costa Rica, Malaysia, Jordan and Chile in 2013, and also filed trademark registrations in 80 countries and regions under the Madrid Agreement and the Madrid Protocol. We also filed trademark registration for the logo “合创智慧能源”, “Trinahome” and “Trinamap” in China during 2013. In December 2012, the trademarks “天合光能” and “TrinaSolar” were certified as well-known trademarks of Changzhou City. In December 2013, the trademark “天合光能” was certified as well-known trademark of Jiangsu Province.

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

•                                          aesthetic appearance of PV modules; and

•                                          brand name and reputation.

We compete with other PV module manufacturing companies, including dedicated PV manufacturers such as Yingli Green Energy Holding Co., Ltd., First Solar, Inc., GCL Solar Energy Technology Holdings Inc., JinkoSolar Holding Co., Ltd., and Canadian Solar Inc. as well as multinational conglomerates such as Sharp Electronic Corporation and Mitsubishi Electric Corporation. Some of our competitors have also become vertically integrated, from polysilicon production, silicon ingot and wafer manufacturing to solar power system integration, such as Renewable Energy Corporation ASA, and SolarWorld AG Some of our competitors may have a stronger market position than ours and greater resources than we do. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs.

The barriers to entry are relatively low in the PV module manufacturing business, given that manufacturing PV modules is labor intensive and requires limited technology.  As the shortage of polysilicon has eased, supply chain management and financial strength have become less significant barriers to entry and many new competitors may enter the industry and cause it to become over-saturated. Some mid-stream solar power products manufacturers have been seeking to move downstream to strengthen their position in regional markets. In addition, we may also face new competition from manufacturers developing thin film and other PV technologies that are designed to offer economic or performance advantages, several of which have already announced their intention to start production of solar cells or module products. Decreases in polysilicon prices and increases in PV module production could result in substantial downward pressure on the price of PV modules and intensify the competition we face.

Environmental Matters

We believe we have obtained the environmental permits necessary to conduct our business. Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. However, we have devoted efforts to reduce such wastes to acceptable levels. We have installed various types of anti-pollution equipment in our facilities to reduce, treat and, where feasible, recycle the wastes generated in our manufacturing process. We maintain programs to reduce electricity consumption, water consumption, waste water and greenhouse gas emission since operation and aim to achieve sustainable development and a low carbon footprint. In connection with our module production activities, we have significantly reduced electricity consumption, water consumption, waste water emissions, and greenhouse gas emissions in our production. According to Solstyce, an independent solar company based in France, in 2013 the carbon footprint of our products was far below the average among Chinese module manufacturers.

We believe we are currently in compliance with all applicable environmental laws and regulations. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or a cessation of operations.

Insurance

We maintain property insurance policies with reputable insurance companies for covering our equipment, facilities, buildings and their improvements, and office furniture. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. We maintain director and officer liability insurance for our directors and executive officers. We have limited worldwide product liability insurance coverage for our products manufactured in China. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China. However, significant damage to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operation. We paid an aggregate of approximately $3.2 million in insurance premiums in 2013.

Some of our overseas credit sales are insured against non-payment by our customers. The amount of insurance coverage for each transaction is based on a rating assigned by the insurer to the customer, based on that customer’s credit history.

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

In April 2009, the Ministry of Finance and the Ministry of Housing and Urban-Rural Development jointly issued the “Guidelines for Declaration of Demonstration Project of Solar Photovoltaic Building Applications.” These guidelines created a subsidy of up to RMB20 per watt for BIPV projects using solar-integrated building materials and components and up to RMB15 per watt for BIPV projects using solar-integrated materials for rooftops or walls.

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

In July 2013, China’s State Council issued the “Several Opinions on Promoting the Healthy Development of the PV Industry.”  The opinions stress the importance of promoting the healthy development of the PV industry and set the goal that the total installed capacity reaches thirty-five million kwhr by 2015.  The opinions also inidicate the State Council’s intention to accelerate the adjustment of the PV industry’s structure and the advancement of PV technology.

In September 2013, the Ministry of Finance and the SAT jointly issued the “Notice on the Value-added Tax Policy for PV Power Generation.” This notice announces a new policy regarding value-added tax, effective from October 1, 2013 to December 31, 2015. Under the new policy, 50% of the value-added tax paid by taxpayers in connection with sales of self-produced electrical products generated by solar energy will be immediately refunded to the taxpayers when the value-add tax is collected.

On November 26, 2013, the National Energy Administration promulgated the “Interim Measures for the Administration of PV Power Generation.”  The interim measures clarify that the state department in charge of energy and its local counterparts are responsible for the supervision of PV projects.  The interim measures are valid for three years starting from the date of promulgation.

In February 2014, the Certification and Accreditation Administration and the National Energy Administration jointly issued the “Implementation Opinions on Strengthening the Testing and Certification of PV Products.” The implementation opinions provide that only certified PV products may be connected to the public grid or receive government subsidies.  The institutions that certify PV products must be approved by the Certification and Accreditation Administration.  According to the implementation opinions, PV products that are subject to certification include PV battery parts, inverters, control devices, confluence devices, energy storage devices and independent PV systems.

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

Tax

China’s parliament, the National People’s Congress, adopted the Enterprise Income Tax Law on March 16, 2007. On December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The EIT Law imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the EIT Law, certain enterprises may benefit from a preferential tax rate of 15% if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors and conditions described therein. In September 2008, Trina China obtained the High and New Technology Enterprise Certificate with a valid term of three years starting from 2008. In 2011, Trina China renewed its High and New Technology Enterprise Certificate, effective from 2011 to 2013, entitling it to a preferential income tax rate of 15% from 2008 through 2013. Also, in 2011, TST obtained the High and New Technology Enterprise Certificate, effective from 2011 to 2013, and is entitled to a preferential income tax rate of 15% during that period.  We expect that TST will continue its high and new technology enterprise status upon renewal for another three years from 2014 to 2016.

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

On December 25, 2006, the People’s Bank of China promulgated the “Measures for Administration of Individual Foreign Exchange.” On January 5, 2007, the SAFE promulgated the Implementation Rules of Measures for Administration of Individual Foreign Exchange. On February 15, 2012, the SAFE promulgated the Notice on Issues concerning the Foreign Exchange Administration of Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies. According to the Individual Foreign Exchange Rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required to register with the SAFE or its local counterparts.

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

Under these regulations, foreign invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective after-tax profits based on PRC accounting standards each year, if any, to fund its general reserves fund, until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Wholly foreign-owned enterprises are also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. As of December 31, 2013, the restricted portion of our PRC subsidiaries’ net assets was $742.0 million, which consists of their registered capital and statutory reserves.

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

In February 2011, the State Council promulgated Circular No. 6, a notice on the establishment of the security review system for mergers and acquisitions of domestic enterprises by foreign investors, which became effective on March 3, 2011. To implement Circular No. 6, the MOFCOM promulgated the MOFCOM Security Review Rules on August 25, 2011 which became effective on September 1, 2011. According to Circular No. 6 and the MOFCOM Security Review Rules, a national security review is required for certain mergers and acquisitions by foreign investors of enterprises relating to national defense and certain mergers and acquisitions by which foreign investors may acquire de facto control of domestic enterprises raising national security concerns. When deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the national security review, the MOFCOM will review the substance and actual impact of the transaction and the foreign investors are prohibited from bypassing the national security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. In addition, if a merger or acquisition by foreign investors which was not submitted for national security review, or was determined to have no impact on national security after such review, but thereafter, due to changed elements, including modification of the merger, change of business activities or acquisition transaction or amendment of the relevant agreements or documents and other changes, involves an enterprise relating to national defense or a change of de facto control of a domestic enterprise raising national security concerns such that it becomes subject to national security review, the foreign investor to such merger or acquisition will be required to file an application for national security review with the MOFCOM.

C.                                    Organizational Structure

The following table sets out the details of our significant subsidiaries as of December 31, 2013.

Name of Entity	Country of Incorporation	Ownership Interest
Changzhou Trina Solar Energy Co., Ltd.	China	100%
Trina Solar (Singapore) Pte. Ltd.	Singapore	100%
Trina Solar (Luxembourg) Holdings S.A.R.L.	Luxembourg	100%
Trina Solar (U.S.) Inc.	United States	100%
Trina Solar (U.S.) Holding Inc.	United States	100%
Trina Solar (Germany) GmbH	Germany	100%
Trina Solar (Schweiz) AG	Switzerland	100%
Trina Solar (Luxembourg) S.A.R.L.	Luxembourg	100%
Trina Solar (Spain) S.L.U.	Spain	100%
Trina Solar (Italy) S.r.l.	Italy	100%
Trina Solar (Japan) Limited	Japan	100%
Trina Solar Energy Development Pte. Ltd.	Singapore	100%
Trina Solar (Changzhou) Science and Technology Co., Ltd.	China	100%
Trina Solar Energy (Shanghai) Co., Ltd.	China	100%
Trina Solar (U.S.) Development LLC	United States	100%
TP-CA-SOUTH LLC	United States	100%
Trina Solar (Australia) Pty Ltd.	Australia	100%
Trina Solar Middle East Limited	United Arab Emirates	100%
LightBeam Power Company Gridley Main, LLC	United States	100%
Lucania S.r.l.	Italy	100%
Yancheng Trina Solar Science & Technology Co., Ltd.	China	100%
Changzhou Trina Solar PV Power System Co., Ltd.	China	100%
Jiangsu Trina Solar Electric Power Development Co., Ltd.	China	100%
Wuwei Trina Solar Electricity Generation Co., Ltd.	China	100%
LightBeam Power Company Gridley Main Two LLC	United States	100%
Trina Solar (United Kingdom) Limited	United Kingdom	100%
Trina Solar (Canada) Inc.	Canada	100%
Wuwei Yineng Solar Electricity Generation Co., Ltd.	China	100%
Hunan Trina Solar Electric Power Development Co., Ltd.	China	95%
PVE-Services GmbH	Switzerland	100%
Trina Solar (Luxembourg) Overseas Systems S.à r.I.	Luxembourg	100%
Good Energy Homeland SPV 005	United Kingdom	100%
KS SPV 20 Limited	United Kingdom	100%
Tanagra Solar Energy S.A	Greece	100%
S. Aether Energy S.A.	Greece	100%
Lightleasing PTY LTD	Australia	98.23%
Trina Solar (Luxembourg) EU Systems S.à r.l.	Luxembourg	100%
Trina Solar (Brazil) Ltda.	Brazil	100%
Witherington Solar Farm Limited	United Kingdom	100%
Wilbees Solar Farm Ltd	United Kingdom	100%
Trina Solar (Puerto Rico) Development , LLC	Puerto Rico	100%
Valencia Solar Farm, LLC	Puerto Rico	100%
El Coto Solar Farm, LLC	Puerto Rico	100%
Machuchal Solar Farm, LLC	Puerto Rico	100%
San Sebastian Solar Farm, LLC	Puerto Rico	100%
Carolina Solar Farm, LLC	Puerto Rico	100%

D.            Property, Plants and Equipment

As of December 31, 2013, substantially all of our research, development and manufacturing of ingots, wafers, cells and PV modules are conducted at our facilities in Changzhou and Yancheng, China.  Our main campus is located in Changzhou, where we occupy an area of 545,248 square meters and further own the rights to develop and use an additional 297,696 square meters.  In Yancheng, we occupy an area of 53,333 square meters which we use for module production.  We plan to increase our annual manufacturing capacity of ingots, wafers, cells, and modules from 1,400 MW, 1,400 MW, 2,500 MW and 2,800 MW as of December 31, 2013 to 1,700 MW, 1,700 MW, 3,000 MW and 3,800 MW as of December 31, 2014, respectively.  We plan to incur capital expenditures of up to $213 million to achieve our 2014 expansion plans. See “—B. Business Overview—Manufacturing” for more details. We believe our current and planned facilities will meet our current and foreseeable requirements.

We selectively use automation to enhance the quality and consistency of our finished products and improve efficiency in our manufacturing processes. We use manufacturing equipment purchased primarily from solar equipment suppliers in Europe, North America and Asia, including China and Japan. Other critical equipment is also sourced worldwide. Key equipment used in our manufacturing facilities includes DSS furnaces, high-precision wafer sawing machines, diffusion furnaces (tube), screen print machine sets and automatic laminators. Set forth below is a list of our major equipment as of December 31, 2013:

Manufacturing Facility	Major Equipment	No. of Units in Operation as of December 31, 2013	Source (Country)
Silicon ingots	DSS furnaces	166	China, United States
Silicon wafers	Wafer sawing machines	179	Japan, Switzerland
Solar cells	Diffusion furnaces (tube)	62	China, Germany, the Netherlands
	Screen print machine sets	64	Italy
PV modules	Automatic laminators	117	China

With respect to encumbrances, as of December 31, 2013, we pledged our equipment of a total carrying value of $491.0 million and our land use rights of a total carrying value of $16.3 million to secure our borrowings of $286.6 million.

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

A.            Operating Results

Overview

We are a large-scale integrated solar-power products manufacturer and solar system developer based in China with a global distribution network covering Europe, Asia, North America, Australia and Africa. Since we began our solar-power products business in 2004, we have integrated the manufacturing of ingots, wafers and solar cells for use in our PV module production. Our PV modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. We also develop, design, construct and sell solar power projects that primarily use the solar modules we manufacture.

We produce standard monocrystalline PV modules ranging from between 205 W and 215 W to between 260 W and 270 W in power output and multicrystalline PV modules ranging from 240 W to 310 W in power output. We build our PV modules to general specifications as well as to our customers’ and end-users’ specifications. We sell and market our products worldwide, including China, the United States and Germany, where government incentives have accelerated the adoption of solar power. In recent years, we have also increased our sales in newer and emerging solar power markets, which include the United Kingdom, India, Australia and Japan, as well as other markets in Asia, Africa, the Middle East, Latin America, and the Caribbean Islands. We have established regional headquarters and offices located in Europe, North America and Asia to target sales and distribution in those markets. We primarily sell our products to wholesalers, power plant developers and operators and PV system integrators, including Solar City, TEBA Sunoasis Co., Ltd., Anesco Limited, Sanshin Electronics Co., Ltd., and China Huadian Engineering Co., Ltd.

In 2013, our net sales were $1,775.0 million, compared to $1,296.7 million in 2012 and $2,047.9 million in 2011.  We recorded a net loss of $72.2 million in 2013, compared to a net loss of $266.6 million in 2012 and a net loss of $37.8 million in 2011.

The most significant factors that affect the financial performance and results of operations of our solar power products business are:

•                                          industry demand;

•                                          government subsidies, economic incentives and trade sanctions;

•                                          product pricing;

•                                          flexible vertically integrated manufacturing capabilities;

•                                          availability and prices of polysilicon; and

•                                          solar power projects.

Industry Demand

Our business and revenue growth depends on market demand for solar power. Although solar power technology has been used for several decades, the global solar power market has grown significantly only in the past several years. The global solar power market continues to develop, in part aided by declining industry average selling prices, making solar power more affordable to users. According to Solarbuzz, global PV end-market demand exceeded 37 GW in 2013, with annual growth of over 20% compared to 2012. This provided a strong return to growth compared to 2012, when PV demand grew by only 10% year-over-year, the lowest annual growth rate in a decade. According to Solarbuzz, the global PV market is expected to reach approximately 100 GW of annual demand in 2018, which we believe will be driven largely by declining per watt average selling prices, falling PV system installation costs and government initiatives, especially in new and emerging solar markets.

In 2011, weakened global economic conditions continued to affect the availability of financing for downstream buyers in the European markets, which slowed demand for solar power projects.  In 2012, the overall reduction in government support for traditional European feed-in-tariffs caused a marked decline in the growth rate of global solar demand.  These market conditions were exacerbated by an over-supply of solar power products, which adversely affected the prices of solar power products.  Consistent with market trend, the average selling price of our PV modules decreased from $1.33 per watt in 2011 to $0.78 per watt in 2012 and further decreased to $0.64 per watt in 2013. The decrease in prices, coupled with continued government support and an increase in demand for solar projects in non-European markets, caused global demand growth to rebound during 2013. Further, although the global weighted-average selling price of PV modules continued to decline in 2013, the rate of decline was much slower than in previous years, an indication of higher end-market demand in 2013 compared to previous years and a sign that global supply and demand is approaching equilibrium. Going forward, we believe that although the expiration of incentive policies in several European countries and the imposition of tariffs on Chinese imports into the European Union will result in a decrease demand for solar products regionally, global demand will have a positive upward trend.

The demand for solar power is also influenced by macroeconomic factors such as global economic conditions, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in oil prices, for example, may reduce demand for investment in alternative energy.  Please see “Item 3. Key Information—D. Risk Factors” for discussions of the risks related to declining industry demand for solar power products.

Government Subsidies, Economic Incentives and Trade Sanctions

We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. Today, when upfront system costs are factored in, the per kilowatt cost of solar power substantially exceeds that of power provided by the electric utility grid in many locations. As a result, federal, state and local governmental bodies in many of our primary-targeted markets, notably, China, the United Kingdom, the United States, Japan, Germany, Italy, and other countries in Europe, Australia, India, and several Middle Eastern and African countries, have provided subsidies and economic incentives in the form of capital cost rebates, feed-in tariffs, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products. Accordingly, demand for PV modules in our targeted or potential markets is affected significantly by government subsidies and economic incentives. According to Solarbuzz, the three largest PV markets in 2013 were China, Japan, and North America (comprised of the United States and Canada) and these top three markets together accounted for over 60% of global end-market demand.

In 2013, Germany, Spain and Italy accounted for 10.4%, 2.3% and 1.6% of our net sales, respectively, compared to 33.1%, 1.3% and 6.1%, respectively, in 2012.  With the expiring or declining incentives in several European countries, including Germany, Italy and Spain, and anti-dumping and anti-subsidy actions initiated by the European Union, our net sales generated from Europe accounted for 30.9% of our total net sales in 2013 compared to 48.0% in 2012, although sales of our products and services to the emerging solar market in the United Kingdom increased in 2013.  In 2013, sales to the PRC market accounted for 33.3% of our net sales, a significant increase from 13.0% in 2012. We seek to counteract the impact of the expiring incentives and anti-dumping and anti-subsidy actions taken by existing major solar markets through enhancing our brand recognition and shifting some of our sales focus to newer and emerging solar power markets, which include the United Kingdom, India, Australia and Japan, as well as other markets in Asia, Africa, the Middle East, Latin America and the Caribbean Islands. To enhance our global sales capabilities, we established regional headquarters in San Jose, Zurich, and Singapore, as well as sales and business development offices in Beijing, Shanghai, Tokyo, Abu Dhabi, Sydney, Chengdu, Urumqi and Santiago.

On December 5, 2013, the Council of the European Union announced its final decision imposing anti-dumping and anti-subsidy duties on imports of CSPV cells and modules originating in or consigned from China. An average duty of 47.7%, consisting of both anti-dumping and anti-subsidy duties, is applied for a period of two years beginning on December 6, 2013 to Chinese solar panel exporters who cooperated with the European Commission’s investigations. In addition, on December 5, 2013, the European Commission announced its decision to accept the price undertaking offered by Chinese export producers with the China Chamber of Commerce for Import and Export of Machinery and Electronic Products, pursuant to which exporters agreed to sell an established maximum amount of solar panels or certain related components into the European Union at a minimum price. Those Chinese solar panel exporters that participate in the price undertaking, including us, are exempt from the anti-dumping and anti-subsidy duties. Although the undertaking will likely increase the average selling price of our PV solar products in the European markets, it will also make our solar products, as well as the products of the other Chinese solar panel exporters that entered into it, less competitive in those markets.

According to Solarbuzz, pricing through the upstream PV supply chain is forecasted to continue declining in every segment, although at a much slower pace than in the previous few years. We believe reduced feed-in tariffs will force customers to concentrate more on quality and price, which will be to our advantage given our favorable rankings by third party sources, such as TÜV Reinland, a global independent safety and quality testing agency for PV modules, and Photon International, an international solar power magazine.

Product Pricing

We began selling our PV module products in November 2004. Our PV modules are priced based on the number of watts of electricity they generate as well as the market price per watt for PV modules. We price our standard PV modules based on the prevailing market prices at the time we enter into sales contracts with our customers or when our customers place their purchase orders with us, taking into account the size of the contract or the purchase order, the strength and history of our relationship with each customer, and our silicon-based raw materials costs. In the last several years, the average selling price of our PV modules declined as a result of market trends and conditions.  See “—Industry Demand” for more information. The average selling price of our PV modules decreased from $1.33 per watt in 2011 to $0.78 per watt in 2012 and further decreased to $0.64 per watt in 2013. We believe industry module average selling prices have begun to show signs of stabilization in several markets after a long period of significant decline across multiple markets. However, we continue to face intense competition from manufacturers of PV modules and other types of solar modules. We plan to mitigate the effects of decreased average selling prices by continuing to lower our silicon and non-silicon processing and supply chain costs, improve our inventory management control and increase sales of high-efficiency and other premium products for which we are able to charge higher prices. Further, in European Union markets we are currently restricted from selling our products at prices below those agreed to in the price undertaking, making our products less competitive than those not subject to price restrictions.

We conduct our PV module sales typically through short-term contracts with terms of one year or less or, to a lesser extent, long-term sales or framework agreements with terms of generally one to two years. Our short-term contracts provide for an agreed sales volume at a fixed price. Our long-term sales or framework agreements provide for a fixed sales volume or a fixed range of sales volume to be determined generally two to three quarters before the scheduled shipment date. Prices for long-term sales or framework agreements are generally determined one month prior to the start of the quarter of the scheduled shipment date. Compared to short-term contracts, we believe our long-term sales or framework agreements not only provide us with better visibility into future revenues, but also help us enhance our relationships with our customers. Our contracts with customers stipulate different post-delivery payment schedules based on the credit worthiness of the customer. We enhanced our credit control policy in 2013 and our customer average payment term has been shortened to approximately 90 days from 120 days in 2012. In addition, we have reviewed the credit limits applicable to our customers to reduce our credit exposure. Some of our overseas credit sales are insured against non-payment by our customers. The amount of insurance coverage for each transaction is based on a rating assigned by the insurer to the customer, based on that customer’s credit history.

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

In addition, we have developed relationships with various domestic and international suppliers of wafers and cells. Starting in 2010, we fulfilled some of our ingot and wafer requirements by sourcing and obtaining toll services from our strategic partners.  In 2013, we sourced wafers from our suppliers and strategic partners in order to fill the gap between our PV cell and ingot and wafer manufacturing capacity and to achieve import cost advantages to certain markets. Further, due to the anti-dumping and countervailing duty orders from the United States on our products, we must procure cells from vendors outside of China.

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

In the past, increases in the price of polysilicon have increased our cost of goods sold and impacted our margins.  In addition, polysilicon production capacity has expanded rapidly in recent years, which led to an oversupply of high-purity silicon in 2009 and, together with the global economic downturn, a decrease in polysilicon prices. These factors contributed to an oversupply of solar wafers, cells and modules, resulting in substantial downward pressure on prices throughout the value chain in 2011, which continued until the second half of 2013. According to Solarbuzz, industry wide weighted average prices for all types of polysilicon and contracts was $19/kg in 2013. However, during mid-2013 polysilicon prices began to stabilize and even increased late in the year, and in March 2014 spot prices were $21-22/kg, representing an increase of $5-6/kg from the same period in 2013. Solarbuzz currently forecasts that polysilicon prices will remain relatively stable in the first half of 2014, and then begin to rise during the second half of 2014 and thereafter. The main driver of this price increase is forecasted to be the rebound of end-market demand, which is expected to grow to nearly 50 GW in 2014 from 40 GW in 2013, pushing 2014 polysilicon demand to 282,000 metric tons, an increase of approximately 25% from 2013. Further, the gap between average spot prices and contract prices for polysilicon used in PV applications narrowed considerably in 2013 as previously entered into long-term contracts expired, were renegotiated to be priced by referencing to the prevailing market price, or were cancelled.

We purchase polysilicon primarily from silicon manufacturers by contract. For procurement of polysilicon, we enter into short-term, medium-term and long-term contracts. Our short-term contracts have terms of no more than one year each and provide for a variable price and fixed quantity and generally require prepayment prior to shipment. Most of the contracts give us the right to reject any shipment by our suppliers that does not meet our quality standards based on grade levels, such as semiconductor grade or solar grade, of the polysilicon. The contracts also specify a time period during which we can inspect the goods to ensure their quality. Our medium-term contracts have terms ranging from one to four years, and our long-term contracts have terms ranging from five to ten years. Our medium-term and long-term suppliers include Wacker Chemie AG, OCI Company Ltd., Jiangsu Zhongneng and GCL (Changzhou), among others. These medium-term and long-term contracts have delivery terms beginning in 2008 and ending in 2020 and generally have fixed quantities and variable prices referenced to prevailing market price or a range of fixed prices subject to negotiation. These contracts also require us to make an advance payment of a certain negotiated amount.  In 2011, 2012 and 2013, we successfully renegotiated those medium-term and long-term supply contracts that required us to purchase polysilicon at a predetermined price to more closely link our purchase costs with market prices, thereby reducing our costs.

Suppliers of polysilicon typically require customers to make payments in advance of shipment. Some of our long-term suppliers require us to make a prepayment at a certain percentage of the order value prior to shipping. Due to the availability of polysilicon, prepayment as a percentage of the entire contract has been reducing. Except for those medium and long-term contracts, we normally use letter of credit or notes payment as settlement term for polysilicon procurement.

Solar Power Projects

Solar power projects are commissioned in a number of countries and regions, including our strategic markets in China, the United Kingdom, Japan and the Middle East. Demand for these projects is largely driven by government mandates requiring electric utility companies to use renewable energy to produce a certain percentage of their power by a future date. In 2009, we began to develop solar power projects on our own with the intent to sell them to third-parties upon completion. Now when project construction is completed and the project begins generating power, we may either sell the project to a predetermined or committed purchaser or we may hold the project. Projects that we hold after power generation has begun are deemed our operating assets, and the revenues generated from connection to the grid, as well as any other revenues generated by a solar power project prior to its sale, are classified as our operating revenues.

As of December 31, 2013, the value of our held-for-sales projects was approximately $79.4 million and the value of our self-owned and operated projects was $47.9 million. Solar power projects held for sales mainly consist of a completed 50 MW project in Wuwei, Gansu Province, China, for which we have entered into a framework agreement with a third-party who has committed to purchase them. The remaining held-for-sales solar power projects are either in the pre-construction development or construction stages and are mainly located in the United Kingdom and Japan.  Our self-owned and operated solar power projects mainly consist of a 16 MW solar power station in Greece, a 2 MW solar power station in Italy and a 4 MW solar power station in the United States, each of which began generating revenues in 2013.

We had the following completed projects in 2013 and the following project pipeline as of December 31, 2013 in our strategic markets:

Country	Completed Projects in 2013	Project Pipeline as of December 31, 2013
China	50 MW	351 MW
Europe	16 MW	73 MW
Japan	0	14 MW
Middle East	0	10 MW
Total	66 MW	448 MW

We continue to search for project opportunities inside and outside of China. As we consider undertaking new solar power projects, we weigh a number of factors including location, local policies and regulatory environment, the availability of funding for both us and prospective purchasers and potential internal rate of returns. The commencement of a project is subject to a number of factors, some of which are beyond our control, such as the availability of network transmission and interconnection facilities, as well as the attainment of certain project rights, including land use rights and the right to construct manufacturing facilities in the relevant locations.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Net Sales

Our net sales are net of business tax, VAT and returns and exchanges, as applicable. We began to generate net sales primarily from the sales of PV modules in November 2004. The solar module business has accounted for 97.4%, 95.9% and 93.8% of our net sales for 2011, 2012 and 2013, respectively. Factors affecting our net sales include average selling price per watt, market demand for our PV modules, unit volume shipped and our production capacity expansion.

In 2011, 2012 and 2013, sales to our top five customers accounted for approximately 23.3%, 25.1% and 18.7% of our net sales, respectively, and sales to our largest customer accounted for 8.9%, 9.1% and 4.9% of our net sales, respectively.

We have historically sold most of our PV modules to customers located in Europe, in particular Germany, Italy and Spain. In an industry in which demand is significantly impacted by government incentives and policies, Germany, Italy and Spain were historically the largest solar power products markets in Europe and through 2012 accounted for the largest concentrations of European sales. Although the European market contributed a significant portion of our 2013 net sales, we expect the percentage contribution of our European sales to decrease due to the reduction of feed-in tariffs in mature PV markets, such as Germany, Italy and Spain and the impact of anti-dumping and anti-subsidy actions initiated by the Europe Union. We have also expanded our business presence in newer and emerging solar power markets, which include the United Kingdom, India, Australia and Japan, as well as other markets in Asia, Africa, the Middle East, Latin America, and the Caribbean Islands.  Some of these markets have experienced rapid growth due to government incentives and mandates that require electric utility companies to use renewable energy to produce a certain percentage of their power by a future date, and because the decreased costs of grid-scale solar projects make such projects more competitive with conventional energy forms. Our largest markets during 2013 were China, the United States, the United Kingdom and Germany accounted for 33.3%, 17.0%, 11.9% and 10.4%, respectively, of our net sales. We expect to continue to expand our customer base geographically in 2014.

The following table sets forth our total net sales by geographical region, based on record country of sales, for the periods indicated:

	Year Ended December 31,
	2011		2012		2013
Region	Total Net Sales	Percent	Total Net Sales	Percent	Total Net Sales	Percent
		(in thousands, except for percentages)
Europe
United Kingdom	$8,520	0.4%	$39,687	3.0%	$211,644	11.9%
Germany	756,575	36.9	428,964	33.1	184,120	10.4
Italy	262,492	12.8	79,533	6.1	28,310	1.6
Spain	271,071	13.2	16,744	1.3	40,628	2.3
Others	98,877	4.9	57,980	4.5	83,855	4.7
Europe Total	1,397,535	68.2	622,908	48.0	548,557	30.9
China	144,739	7.1	167,953	13.0	591,071	33.3
United States	440,299	21.5	331,213	25.5	302,270	17.0
Japan	2,938	0.1	38,565	3.0	147,403	8.3
Others(1)	62,391	3.1	136,016	10.5	185,670	10.5
Total	$2,047,902	100.0%	$1,296,655	100.0%	$1,774,971	100.0%

(1) Includes India, which in 2013 accounted for $79.1 million, or 4.5%, in total net sales, and Australia, which in 2013 accounted for $57.1 million, or 3.2%, in total net sales.

Cost of Goods Sold

Our cost of goods sold consists primarily of:

•                                          Polysilicon raw materials.  We purchase polysilicon from various suppliers, including silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies.

•                                          Other direct materials. Other direct materials include direct materials for the production of PV modules such as plastic, metallic pastes, tempered glass, laminate material, connecting systems and aluminum frames.

•                                          Sourcing costs.  We fulfill some of our wafer requirements by sourcing from strategic partners. We will continue to source wafers through medium-term and long-term supply agreements in order to fill the gap between our PV cell and module manufacturing capacity and our wafer manufacturing capacity.

•                                          Toll manufacturing. Prior to 2008, we entered into toll manufacturing arrangements by providing wafers to toll manufacturers for processing and receiving solar cells from them in return. The toll manufacturing cost is capitalized as inventory, and recorded as a part of our cost of goods sold when our finished PV modules are sold. Starting from 2010, we were able to meet nearly all of our solar cell needs with our in-house production capabilities and we discontinued our reliance on toll manufacturers for processing solar cells. In 2011, 2012 and 2013, we fulfilled some of our ingot and wafer requirements by obtaining toll services from our strategic partners.

•                                          Overhead. Overhead costs include equipment maintenance and utilities such as electricity and water used in manufacturing.

•                                          Direct labor. Direct labor costs include salaries and benefits for our manufacturing personnel.

•                                          Depreciation of facilities and equipment. Depreciation of manufacturing facilities and related improvements is provided on a straight-line basis over the estimated useful life of 10 to 25 years and commences from the date the facility is ready for its intended use. Depreciation of manufacturing equipment is provided on a straight-line basis over the estimated useful life of five to ten years, commencing from the date that the equipment is placed into productive use.

Our cost of goods sold is affected by our ability to control raw material costs, to achieve economies of scale in our operations, to ramp up our production capacity as planned, and to efficiently manage our supply chain, including our successful execution of our vertical integration strategy and our judicious use of toll manufacturers or third-party wafer suppliers to fill potential shortfalls in production capability along the supply chain.

Gross Margin

Our gross margin is affected by changes in our net sales and cost of goods sold. Our gross margins decreased from 16.2% in 2011 to 4.4% in 2012, and then increased to 12.3% in 2013. The margin increase from 2012 to 2013 was primarily due to decreases in fixed manufacturing costs per watt resulting from the increase in shipping volume of our PV modules by approximately 1 GW from 2012 to 2013. In addition, average selling price decreased at a slower rate compared to the decrease in our manufacturing costs per watt in 2013 primarily due to the decrease of material costs and our improved operating efficiency. The margin decrease from 2011 to 2012 was primarily due to decreases in our average sales price that were greater than both decreases in polysilicon purchase prices and reductions in per watt non-polysilicon manufacturing costs in 2012.  We believe the solar industry will continue to experience periods of structural imbalance between supply and demand that will cause pressure on pricing. We may continue to face margin compression in the sales of PV modules if the average selling price of our PV modules continues to decline and we are unable to lower our cost of goods sold due to the extent of maintaining reasonable margin. As our PV module business expands, we believe additional economies of scale will help to improve our margins to offset negative market trends.

Operating Expenses

Our operating expenses include selling expenses, general and administrative expenses and research and development expenses.

Selling Expenses

Selling expenses consist primarily of provisions for product warranties, outbound freight, employee costs, promotion expenses, travel and other sales and marketing expenses. Our PV modules have typically been sold with a five-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. In 2011, we extended the product workmanship warranty to ten years and began to guarantee that module power output will not decrease by more than approximately 0.7% per year after the initial year of service. Our selling expenses as a percentage of net sales increased from 4.9% in 2011 to 9.2% in 2012 due to (i) lower net sales in 2012 as a result of lower average selling price and (ii) increased sales efforts, including hiring additional sales personnel, targeting of new markets, establishing representative offices and subsidiaries and additional marketing programs to continue to build our brand. Our selling expenses as a percentage of net sales decreased from 9.2% in 2012 to 7.5% in 2013 due to the increase of net sales in 2013 as the shipping volume in new and emerging markets increased.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative personnel, share-based compensation expenses, compliance related consulting and professional fees and travel expenses. Our general and administrative expenses as a percentage of net sales increased from 7.7% in 2011 to 13.6% in 2012, mainly due to lower revenues as a result of lower average selling price and more provision for doubtful receivables for certain customers. Our general and administrative expenses as a percentage of net sales decreased from 13.6% in 2012 to 5.8% in 2013, primarily due to the increase of net sales in 2013, and a decrease in bad debt allowance for accounts receivables as general business improvement in the solar market lowered the likelihood of customer default.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for research and development personnel, share-based compensation expenses and benefits, costs of raw materials used in our research and development activities, depreciation, outsourced research contracts and prototype and equipment costs relating to the design, development, testing and enhancement of our products and manufacturing process. In 2013, we maintained a number of development programs and activities aimed at improving our technology and processes in order to enhance performance and reduce the cost of our solar modules.

In 2013, our research and development efforts focused on developing high-efficiency interdigitated back contact cells, or IBC cells, and silicon-based heterojunction cells, or HJ cells, both of which will be part of our future product portfolio. Building on our highly successful Honey product, we use innovative technologies to develop high performance products and high-efficiency multi and mono-crystalline silicon PV modules.

In 2014, we will continue to work on the development of new PV modules adapted for particular climates, as well as smarter PV products for better safety and better energy production, with a goal of achieving grid parity.

Share-based Compensation Expenses

We adopted our share incentive plan in July 2006 and a total of 38,183,882 restricted shares and 129,085,735 share options were outstanding as of December 31, 2013.  For a description of the restricted shares and share options granted, including the exercise prices and vesting periods thereof, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” We are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized on a straight-line basis over the period in which the recipient is required to provide services to us in exchange for the equity award. For restricted shares granted to our employees, we record share-based compensation expense for the excess of the fair value of the restricted shares at the date of the grant over the purchase price that a grantee must pay to acquire the shares during the period in which the shares may be purchased. We have categorized these share-based compensation expenses in our (i) cost of goods sold; (ii) selling expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options.

The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses.

	Year Ended December 31,
	2011		2012		2013
	(in thousands, except for percentages)
Cost of goods sold	$58	0.7%	$49	0.8%	$—	—%
Selling expenses	683	8.6	628	10.5	706	12.5
General and administrative expenses	6,895	86.7	5,029	83.8	4,631	81.7
Research and development expenses	322	4.0	293	4.9	331	5.8
Total share-based compensation expenses	$7,958	100.0%	$5,999	100.0%	$5,668	100.0%

Taxation

Under the current laws of the Cayman Islands, our company is not subject to tax on profit, income or capital gain.

We operate mainly in the PRC, Hong Kong, Singapore, Switzerland, Luxemburg, United States, Japan, Germany, Italy and Spain.

The EIT Law, which became effective on January 1, 2008, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations.

In addition, certain enterprises may benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein. In September 2008, Trina China obtained the High and New Technology Enterprise Certificate with a valid term of three years starting from 2008. In 2011, Trina China renewed its High and New Technology Enterprise Certificate, effective from 2011 to 2013, entitling it to a preferential income tax rate of 15% from 2008 through 2013. Also, in 2011, TST obtained the High and New Technology Enterprise certificate, effective from 2011 to 2013, and is entitled to a preferential income tax rate of 15% during that period.  We expect that TST will continue its high and new technology enterprise status upon renewal for another three years from 2014 to 2016.

Our wholly-owned subsidiary, Trina Solar (Hong Kong) Enterprise Limited was subject to Hong Kong profit tax at a rate of 16.5% in 2011, 2012 and 2013, respectively. No Hong Kong profit tax has been provided as our subsidiary has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

Our wholly-owned subsidiaries, Trina Solar (Singapore) Pte. Ltd., and Trina Solar Energy Development Pte. Ltd., were subject to Singapore profit tax at a rate of 17% in 2011. In 2012 and 2013, Trina Solar (Singapore) Pte. Ltd. is subject to Singapore profit tax at a rate of 17% and Trina Solar Energy Development Pte. Ltd. is subject to a preferential Singapore profit tax at an effective rate of 5%. No Singapore profit tax has been provided as our subsidiaries did not have assessable profit that was earned in or derived from Singapore during the year presented.

Our wholly-owned subsidiary, Trina Solar (Schweiz) AG, was subject to Switzerland profit tax at preferential tax rate of 7.65%, 7.65% and 10.12% in 2011, 2012 and 2013, respectively.

The statutory tax rate in Luxemburg is 28.8%. Our wholly-owned subsidiary, Trina Solar (Luxembourg) S.A.R.L., or TLB, has filed all necessary documents to obtain a ruling of participation exemption on capital gains in Luxembourg. We believe TLB will obtain the participation exemption ruling, which will entitle it to a tax rate of 0% for capital gains on the disposal of projects.

Our subsidiaries incorporated in the United States were subject to United States income tax at a combined federal and state tax rate of 40% in 2011, 2012 and 2013, respectively.

Our wholly-owned subsidiary, Trina Solar (Japan) Limited, was subject to Japan profit tax at a rate of 40% in each of 2011, 2012 and 2013.

Our wholly-owned subsidiary, Trina Solar (Germany) GmbH, was subject to Germany profit tax at a rate of 32.9% in each of 2011, 2012 and 2013.

Our subsidiaries incorporated in Italy were subject to Italian profit tax at a rate of 31.4% in 2011, 2012 and 2013, respectively.

Our wholly-owned subsidiary, Trina Solar (Spain) S.L.U., was subject to Spanish profit tax at a rate of 30.0% in each of 2011, 2012 and 2013.

We make an assessment of the level of authority for each of our uncertain tax positions (including the potential application of interests and penalties) based on their technical merits, and have measured the unrecognized benefits associated with such tax positions. In 2011, the unrecognized tax benefits were settled pursuant to an Advance Pricing Agreement between Trina China and Trina Solar (Schweiz) AG which was approved by the local tax bureau. As of December 31, 2012 and 2013, the amount of gross unrecognized tax benefits was nil.

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

Revenue recognition for a given solar power project is dependent on the structure of the agreement and our intention on holding the project asset. For all our existing project assets, we have gained control of land or land use rights. If we hold the project asset with the intention of developing it for sale, we recognize revenue and the corresponding costs once the sale is consummated, the buyer’s initial and any continuing investments are adequate, the resulting receivables are not subject to subordination and we have transferred the customary risk and rewards of ownership to the buyer. In general, the sale is consummated upon the execution of an agreement documenting the terms of the sale and a minimum initial payment by the buyer to substantiate the transfer of risk to the buyer. As a result, depending on the value of the initial and continuing payment commitment by the buyer, we generally align the revenue recognition and release of project assets to cost of sale with the receipt of initial payment from the buyer. If we hold the project developed for use, the project asset is deemed as an operating asset, and the revenue from connection to the grid, as well as any other revenue generated by the solar power project prior to its sale, is classified as operating revenue. Once the operating asset is eventually sold to the buyer, the proceeds from the sale of the solar power project is classified as gain/loss on sale of asset.

Warranty Cost

It is customary in our business and industry to warrant or guarantee the performance of our solar module products at certain levels of power output for extended periods. Our PV modules have typically been sold with a two to five year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of delivery or installation. In 2011, we extended the product workmanship warranty to ten years and began to guarantee that module power output will not decrease by more than approximately 0.7% per year after the initial year of service. If a solar module is defective, we will either repair or replace the module at our discretion. Warranty costs primarily consist of replacement costs for parts and materials and labor costs for maintenance personnel.

We maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from our warranties. Due to our limited solar module manufacturing history, we do not have a significant history of warranty claims. Our accrued warranty cost reflects our best estimate of the probability of incurring warranty claims and costs associated with those warranty claims. These significant estimates are determined based on a number of factors, primarily including (1) an ongoing analysis of our actual historical costs incurred in connection with our warranty claims, (2) an assessment of our competitors’ accrual and claim history and (3) analysis of academic research results, available from industry research publications and papers, and other assumptions that we believe to be reasonable under the circumstances. Based on the results of analysis and technical testing, the revision to our warranty policy in June 2011 did not have a material effect on our warranty accrual rate. We acknowledge that such estimates are subjective and we will continue to analyze our claim history and the performance of our products compared to our competitors and future academic research results to determine whether the accrual is appropriate. To the extent that actual warranty costs differ from the estimates, or our expectations of future costs change, we will prospectively revise our accrual rate and/or the accrual balance. Such adjustments could have a material effect on our consolidated results of operations. For example, an increase or decrease of 0.1% accrual rate (i.e., to 1.1% or 0.9%) would have resulted in an in corresponding increase or decrease in warranty expense of $1.8 million for the year ended December 31, 2013.

Impairment of Long-lived Assets

Our long-lived assets include property, plant and equipment, project assets held for use and other intangible assets with finite lives. We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events include but are not limited to significant current period operation or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. The determination of fair value of the intangible and long lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. Future cash flows can be affected by factors such as changes in global economies, business plans and forecast, regulatory developments, technological improvements, and operating results. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized. No impairments were recorded for long-lived assets during the years ended December 31, 2011, 2012, and 2013.

Our total shipments during 2013 were 2,584.3 MW, compared to 2,800 MW annual manufacturing capacity as of December 31, 2013.  Generally, our actual shipments for a given year are lower than the year-ending annual manufacturing capacity for that year. We view under-utilization of our capacity as a potential indicator of impairment, and we will continue to evaluate our capacity utilization in determining whether our assets are recoverable. However, we effectively utilized most, if not all, of our capacity prior to 2012. Starting from 2012, we have to procure cells from vendors outside of China due to anti-dumping and countervailing duties from the United States on our products.

Allowance for Doubtful Accounts and Provision for Losses of Advances to Suppliers

Before conducting business with customers, we assess and evaluate customer creditworthiness which was primarily based on information provided by third party credit rating agencies, validation of the project specifications with the customers and their financing banks, and customer onsite visits by senior management. We review the collectability of accounts receivable on a quarterly basis and provide allowances when there is doubt as to collectability. In addition to the specific allowance applied on the balance of individual customers, we group the remaining receivables without specific allowance based on overdue aging. An estimated loss percentage is then applied to each overdue aging group based on historical collection experiences, previous loss history and current credit conditions. During 2011 and 2012, when the solar industry was experiencing continuous declines in selling price and stagnated operating and financing cash flows, we focused our assessment and evaluation on certain specific customers with significant doubt as to the collectability of their past due balances based on a number of factors, including the long-overdue aging of the receivables, the customer’s current ability to pay, past payment patterns and their failure to adhere to previously negotiated repayment schedules, as well as the market conditions in Europe and United States, and how those conditions may affect the relevant customers. Although the solar market began to improve in the second half of 2013, we continue to perform due diligence work on all customers with outstanding accounts receivables. Based on such assessment, we made provision for doubtful accounts receivable totaling $26.6 million, $61.4 million and $0.3 million during the years ended December 31, 2011, 2012 and 2013, respectively, against the accounts receivable.

With respect to advances to suppliers, who are primarily suppliers of silicon and wafer raw materials, we perform ongoing credit evaluations of our suppliers’ financial conditions.  Some of our suppliers require prepayments and our prepayments are recorded either as current portion of advances to suppliers, if they are expected to be utilized within 12 months of each balance sheet date, or as advances to suppliers, net of current portion, if they represent the portion expected to be utilized after 12 months.  Based on such assessment, we made provision for potential losses of advances to suppliers totaling $9.5 million, $2.8 million and nil during the years ended December 31, 2011, 2012 and 2013, respectively, against the advances to suppliers for balances paid to vendors who did not conduct delivery as scheduled so that we consider the recoverability is remote. We generally do not require collateral or security against advances to suppliers.

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

In addition, we regularly evaluate the quantity and value of our inventory in light of current market conditions and market trends and record write-downs for any quantities in excess of demand and for any product obsolescence. This evaluation considers historic usage, expected demand, market price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. If, based on assumptions about expected demand and market conditions, we determine that the cost of inventories exceeds its estimated market value or inventory is excess or obsolete, we would record a write-down equal to the difference between the cost of inventories and the estimated market value. We also write off silicon materials that may not meet our required specifications for inclusion in our manufacturing process. These materials are periodically sold for scrap.

Based on such estimates, we had inventory write-downs totaling $22.2 million, $39.6 million and $40.6 million in the years ended December 31, 2011, 2012 and 2013, respectively.

To date, the majority of the inventory write-downs were due to the rapid decline in the market price of PV modules and change of market’s preference for power output of multicrystalline PV modules. Our main product is multicrystalline PV modules. Prevailing power output of multicrystalline PV modules increased from above 235 W in 2012 to above 240 W in 2013. We must sell those multicrystalline PV modules with power output below prevailing power output for a discount and we write down those multicrystalline PV modules to their estimated market value. We may not be able to reasonably predict the price trend of PV modules. If the price of PV modules continues to decrease, we may have to take additional write-downs on inventory in the future.  Additionally, market conditions are subject to change and actual consumption of our inventory could differ from forecasted demand. Historically, our estimates of future demand have been materially accurate and, as a result, we were not required to make significant revision to such estimates. Our inventories have a long life cycle and obsolescence has not historically been a significant factor in their valuation.

Project Assets

Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to the completion of the project construction. These costs include modules, installation and other development costs, such as legal, consulting and permitting. While the project assets are not constructed for specific customers, each project is either held for sale with the intention of selling the project assets upon their completion, or held for use with the intention of operating the project asset ourselves.

We review project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For project assets held for sale, we considers a project commercially viable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. We also consider a partially developed or partially constructed project commercially viable if the anticipated selling price is higher than the carrying value of the related project assets plus the estimated cost to completion. We consider a number of factors, including changes in environmental, ecological, permitting, market pricing or regulatory conditions that may affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease.  We record an impairment loss of the project asset to the extent the carrying value exceeds its estimated recoverable amount.  The recoverable amount is estimated based on the anticipated sales proceeds plus any refundable project investment deposits reduced by estimated cost to complete such sales. For project assets held for use, we record impairment losses of the project assets in accordance with the accounting policy discussed in “Impairment of Long-lived Assets”. In 2011 and 2012, no impairment loss was provided for our project assets. In 2013, we provided an impairment loss of $10.7 million for certain project assets held for sale.

Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence, both positive and negative, shall be considered to determine whether a valuation allowance for deferred tax assets is needed. In 2011, 2012 and 2013, our deferred tax assets were reduced by a valuation allowance amounting to $10.5 million, $55.7 million and $52.5 million. The significant amount of valuation allowance provided in 2012 and 2013 is based on our evaluation of both positive and negative evidence available to us, including the net losses in recent years for our major operating subsidiaries, and our projection of future taxable income of those subsidiaries. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

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

We have entered into a series of forward foreign currency exchange contracts with several commercial banks to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with the outstanding accounts receivable. The forward foreign currency exchange contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the derivatives are recognized in the statement of operations. In 2011, 2012 and 2013, we recorded a loss of $11.4 million, a gain of $8.5 million and a gain of $2.2 million, respectively. These losses and gains are included in the line item “Derivatives gain (loss)” in the consolidated statements of operations.

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

	Year Ended December 31,
	2011		2012		2013
	(in thousands, except for percentages)
Net sales	$2,047,902	100.0%	$1,296,655	100.0%	$1,774,971	100.0%
Cost of goods sold	1,715,260	83.8	1,239,412	95.6	1,556,777	87.7
Gross profit	332,642	16.2	57,243	4.4	218,194	12.3
Operating expenses:
Selling expenses	100,427	4.9	118,885	9.2	132,824	7.5
General and administrative expenses	157,129	7.7	176,719	13.6	103,523	5.8
Research and development expenses	44,120	2.1	26,511	2.0	19,926	1.1
Total operating expenses	301,676	14.7	322,115	24.8	256,273	14.4
Income (loss) from operations	30,966	1.5	(264,872)	(20.4)	(38,079)	(2.1)
Foreign exchange (loss) gain	(27,435)	(1.3)	908	0.1	(13,576)	(0.8)
Interest expense	(35,021)	(1.7)	(51,887)	(4.0)	(48,445)	(2.7)
Interest income	3,056	0.1	8,552	0.6	3,958	0.2
Derivatives (loss) gain	(11,393)	(0.6)	8,542	0.6	2,180	0.1
Other income, net	9,317	0.5	6,797	0.5	8,696	0.5
Loss before income taxes	(30,510)	(1.5)	(291,960)	(22.6)	(85,266)	(4.8)
Income tax (expense) benefit	(7,310)	(0.3)	25,405	2.0	13,030	0.7
Net loss	$(37,820)	(1.8)%	$(266,555)	(20.6)%	$(72,236)	(4.1)%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Sales. Our total net sales increased by $478.3 million, or 36.9%, from $1,296.7 million in 2012 to $1,775.0 million in 2013, primarily due to increased shipments from 1,594.0 MW in 2012 to 2,584.3 MW in 2013, or an increase of 62.1%, offset by a decrease in average selling price of our PV modules, which decreased from $0.78 per watt in 2012 to $0.64 per watt in 2013. The decrease in the average selling price of our PV modules in 2013 was primarily due to changes in government subsidies and economic incentives in many markets, including Germany, Italy and Spain and an over-supply of solar power products due to increased manufacturing capacity that exceeded the increase in global demand.

Cost of Goods Sold. Our cost of goods sold increased by $317.4 million, or 25.6%, from $1,239.4 million in 2012 to $1,556.8 million in 2013, primarily due to increased shipments, offset by improvements in operating efficiency made possible by our proprietary technology and business scale. As a percentage of our total net sales, our cost of goods sold decreased from 95.6% to 87.7% during the same period.

Gross Profit. As a result of the foregoing, our gross profit increased by $161.0 million, or 281.2%, from $57.2 million in 2012 to $218.2 million in 2013. Our gross margin increased from 4.4% to 12.3% during the same period, primarily due to slower decreases in average selling price compared with a reduction in manufacturing cost per watt as we improved our operating efficiency coupled with the decrease of material costs.

Operating Expenses. Our operating expenses decreased by $65.8 million, or 20.4%, from $322.1 million in 2012 to $256.3 million in 2013. The decrease in operating expenses was due to decreases in general and administrative expenses and research and development expenses.  As a percentage of total net sales, operating expenses decreased from 24.8% in 2012 to 14.4% in 2013.  Share-based compensation expenses allocated to our selling expenses, general and administrative expenses and research and development expenses in 2013 were $0.7 million, $4.6 million and $0.3 million, respectively, based on the respective departments in which employees worked at the time of the grant.

Selling Expenses. Our selling expenses increased by $13.9 million, or 11.7%, from $118.9 million in 2012 to $132.8 million in 2013, primarily due to increases in overall shipping costs and warranty expenses given the 36.9% increase in our net sales. Salary and benefit to sales management also grew in line with the increase in our net sales. Selling expenses as a percentage of net sales decreased from 9.2% in 2012 to 7.5% in 2013, primarily due to the increase in net sales.

General and Administrative Expenses. Our general and administrative expenses decreased by $73.2 million, or 41.4%, from $176.7 million in 2012 to $103.5 million in 2013. General and administrative expenses as a percentage of net sales decreased from 13.6% in 2012 to 5.8% in 2013. The decrease in our general and administrative expenses was mainly a result of greater collection efforts for outstanding accounts receivables relating to certain customers and consequently a decrease in bad debt allowance for accounts receivable in 2013.

Research and Development Expenses. Our research and development expenses decreased by $6.6 million, or 24.8%, from $26.5 million in 2012 to $19.9 million in 2013. Research and development expenses as a percentage of net sales decreased from 2.0% in 2012 to 1.1% in 2013. The decrease in our research and development expenses was primarily due to decreases in depreciation and the costs of raw materials used in our research and development activities.

Foreign Exchange Gain (Loss). We had a foreign exchange loss of $13.6 million in 2013, compared to a foreign exchange gain of $0.9 million in 2012. The foreign exchange loss in 2013 resulted from the depreciation of the Euro and Japanese Yen against the U.S. dollar.

Interest Expenses, Net. Our interest expenses, net, was $43.3 million and $44.5 million in 2012 and 2013, respectively. Our interest expenses decreased from $51.9 million in 2012 to $48.5 million in 2013, primary due to the decreased average loan balance. Interest income decreased from $8.6 million to $4.0 million as a result of the reduction in cash and restricted cash balance with the repayment of loans and convertible senior notes.

Derivatives Gain. In 2013, we had a derivatives gain of $2.2 million, compared to a derivatives gain of $8.5 million in 2012, primarily due to changes in the value of the foreign currency forward contracts between the Euro and the U.S. dollar used to mitigate the effects of exchange rate volatility. See “—Critical Accounting Policies—Derivative Financial Instruments” for more details.

Income Tax Benefit. Our income tax benefit decreased by $12.4 million, or 48.8%, from $25.4 million in 2012 to $13.0 million in 2013, primarily due to loss before income tax reduced from $292.0 million in 2012 to $85.3 million in 2013. Our effective income tax rate was 8.7% and 15.3% in 2012 and 2013, respectively. Our effective income tax rate in 2013 was lower than the PRC statutory enterprise income tax rate of 25%, primarily due to tax rate differential for entities in non-PRC jurisdictions and the preferential tax rate enjoyed by some of our PRC subsidiaries.

Net Loss. As a result of the foregoing, we had a net loss of $72.2 million in 2013, compared to a net loss of $266.6 million in 2012, representing a decrease in net loss of $194.4 million, or a change of 72.9%. Our net margin was negative 4.1% in 2013, compared to negative 20.6% in 2012.

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

Foreign Exchange Gain (Loss). We had a foreign exchange gain of $0.9 million in 2012, compared to a foreign exchange loss of $27.4 million in 2011. The gain was primarily due to slight appreciation of the Euro against the U.S. dollar in 2012 compared to the continuous depreciation of Euro against U.S. dollar in 2011.

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

Net Income (Loss). As a result of the foregoing, our net loss increased from a loss of $37.8 million in 2011 to $266.6 million in 2012, representing an increase of 604.8%. Our net margin decreased from negative 1.8% in 2011 to negative 20.6% in 2012, primarily due to decreased gross profits and higher operating expenses.

B.                                    Liquidity and Capital Resources

We finance our operations primarily through short-term and long-term borrowings, proceeds from public offerings, including our convertible senior notes offering in July 2008, our follow-on offerings of ADSs in July 2009 and March 2010, and also the cash generated from operations. We believe that our current cash and cash equivalents, short-term and long-term borrowings and anticipated cash flows from operations and the renewal of short-term bank borrowings will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. If we are unable to obtain sufficient funding for any reason, including the inability to renew our short-term bank borrowings, we may need curtail our operations or postpone portions of our planned capital expenditures.  We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow additional loans from banks. However, we cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

As of December 31, 2013, we had $486.7 million in cash and cash equivalents, $74.7 million in restricted cash and $1,036.1 million in outstanding borrowings. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less.  Our treasury policy requires cash and cash equivalents, restricted cash and investments to be placed with banks and other financial institutions. We plan to use the cash available as of December 31, 2013, for potential future capital expenditures, including the maintenance and enhancement of existing facilities, to further increase production capacity, potential downstream investments, and for working capital and other day-to-day operating purposes.

Our bank borrowing facilities include both short-term and long-term bank borrowings. We had total bank borrowing facilities of $1,243.2 million with various banks, of which $207.1 million was unused as of December 31, 2013. We historically successfully renewed or rolled over our short-term bank borrowings upon the maturity date. In addition to bank borrowing facilities, as of December 31, 2013, we also had facilities for trade financing in the amount of $620.0 million, of which $408.7 million was unused.  On July 15, 2013, we redeemed all outstanding convertible senior notes due 2013, together with all accrued but unpaid interest. For details on our borrowings, please see “—Borrowings.”

In the past, we have significant working capital commitments for purchases of polysilicon and wafers. Our prepayments to suppliers were recorded either as current portion advances to suppliers, if they were expected to be utilized within 12 months of each balance sheet date, or as advances to suppliers, net of current portion, if they represented the portion expected to be utilized after 12 months. As of December 31, 2013, we had advances to suppliers, net of current portion, of $41.9 million, compared to $87.0 million as of December 31, 2012, due to that we have been reducing our dependence on the procurement of polysilicon through long-term supply contracts that require prepayments to meet our needs for silicon-based raw materials. We also had the current portion of advances to suppliers of $68.3 million as of December 31, 2013, an increase from $57.8 million as of December 31, 2012 due to greater volume purchases of cell and auxiliary as demanded by expanded production. We generally make prepayments without receiving collateral. As a result, our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of these suppliers in the event of their insolvency or bankruptcy. Going forward, we expect our advances to suppliers to decline further with the continuing improvement of polysilicon market, offset by greater volume purchases of other raw materials as we expand our manufacturing capacity.

We plan to build new facilities to increase our annualized manufacturing capacity of ingots, cells, and modules from 1.4 GW, 2.5 GW and 2.8 GW as of December 31, 2013 to 1,700 MW, 1,700 MW, 3,000 MW and 3,800 MW as of December 31, 2014, respectively. We plan to incur capital expenditures of up to $213 million to achieve our expansion plans in 2014. See “—Capital Expenditures.”

With the increase of revenue, we expect that our accounts receivable and inventories, two of the principal components of our current assets, will continue to be maintained at an appropriate level facilitating our working capital management. We require prepayments from certain customers, depending on the customer’s credit status, market demand and the term of the contracts, but have been required to accept reduced prepayments from customers and may continue to see reductions in the amounts of prepayment we are able to obtain. We also allow some of our customers to pay all or a major portion of the purchase price by letters of credit. Until the letters of credit are drawn in accordance with their terms, the amount earned is recorded as accounts receivable.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Net cash provided by (used in) operating activities	$21,927	$(178,199)	$46,531
Net cash used in investing activities	(402,525)	(170,586)	(36,205)
Net cash provided by (used in) financing activities	443,446	342,266	(337,113)
Effect of exchange rate changes	1,184	(2,985)	6,197
Net change in cash and cash equivalents	64,032	(9,504)	(320,590)
Cash and cash equivalents at the beginning of the year	752,748	816,780	807,276
Cash and cash equivalents at the end of the year	$816,780	$807,276	$486,686

Operating Activities

Net cash provided by operating activities amounted to $46.5 million in 2013. The net cash provided by operating activities in 2013 was primarily due to (i) a decrease in inventories of $93.6 million as a result of increased sales and efforts to control average inventory in-stock levels and (ii) a decrease in accounts receivable turnover days as a result of efforts to improve debtor collection. Net cash provided by operating activities was partially offset by (a) a net loss of $72.2 million and (b) an increase in project assets held for sale of $69.0 million.

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

Investing Activities

Net cash used in investing activities amounted to $36.2 million in 2013. The net cash used in investing activities in 2013 was primarily as a result of capital expenditures for property, plant and equipment of $70.0 million incurred in the second half of 2013 to enhance our existing manufacturing capacity, offset in part by a decrease in restricted cash of $36.2 million.

Net cash used in investing activities amounted to $170.6 million in 2012. The net cash used in investing activities in 2012 was primarily a result of capital expenditures for property, plant and equipment of $141.1 million for capacity expansion in first half of 2012, and an increase in restricted cash of $31.3 million.

Net cash used in investing activities amounted to $402.5 million in 2011. The net cash used in investing activities in 2011 was primarily a result of an increase in property, plant and equipment expenditures of $418.1 million, comprised mainly of purchases of cell production equipment, and an increase in restricted cash of $41.6 million.

Financing Activities

Net cash used in financing activities amounted to $337.1 million in 2013, which was primarily used to repay $1,256.7 million in bank borrowings (short-term and long-term) and to repurchase or redeem convertible senior notes of $83.3 million, offset in part by proceeds of $1,001.8 million from bank borrowings (short-term and long-term).

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

Borrowings

We had short-term borrowings, excluding the current portion of long-term borrowings, of $711.8 million and $613.4 million as of December 31, 2012 and 2013.  The average interest rate on short term borrowings was 3.88% and 3.70% per annum in 2012 and 2013, respectively. The funds borrowed under short-term arrangements are repayable within one year.  As of December 31, 2013, eight short-term loans were secured by the plant and machinery of Trina China with a carrying value of $109.3 million.

We had current portion of long term borrowings of $164.0 million and $322.2 million and we had long-term borrowings, excluding current portion, of $415.2 million and $100.5 million as of December 31, 2012 and 2013, respectively. Certain of our long term borrowings contain restrictive covenants, and as of December 31, 2013, we were in compliance with these covenants.

In July 2008, we completed an offering of $138 million of 4% convertible senior notes. The debt issuance costs of $11.7 million are being amortized over the life of the convertible senior notes using the interest method. Holders of our convertible senior notes may require us to repurchase all or a portion of the notes upon the occurrence of certain change in control events. The notes are convertible at any time prior to maturity, which is on July 15, 2013, unless previously redeemed at the option of the holders into our ADSs at a conversion price of $16.94 per ADS, subject to certain adjustments. We used the net proceeds received from the offering to expand our manufacturing lines for the production of silicon ingots, wafers, solar cells and PV modules, to purchase raw materials and other general corporate purposes. In connection with the convertible senior notes offering, we also offered 8,146,388 ADSs in an ADS borrowing facility. The ADS borrower will be required to return the borrowed ADSs by the scheduled maturity date of the notes in July 2013. In July 2011 and in accordance with the terms of the convertible senior notes, we tendered a put right purchase offer to our holders of convertible senior notes, and after this purchase, $137,680,000 principal amount of the convertible senior notes remained outstanding.  In 2012 and 2013, we repurchased our convertible senior notes with an aggregate principle amount of $44,174,000 and $26,575,000, which resulted in a gain of $5,091,424 and $282,625, respectively. On July 15, 2013, we redeemed all outstanding convertible senior notes, together with all accrued but unpaid interest.  The borrowed ADSs were fully returned and cancelled at par value upon the redemption of our convertible senior notes on July 15, 2013.

On September 8, 2009, Trina China entered into a five-year credit facility with a syndicate of banks, or the Facility, including both a Renminbi facility and US dollar facility of RMB1,524.6 million and $80.0 million, respectively, of which RMB1,292.0 million and $80.0 million are designated solely for the expansion of our production capacity, with the remaining amount to be used to supplement working capital requirements once the capacity expansion is completed. The Facility can be drawn down either in Renminbi or US dollar. As of December 31, 2012 and 2013, we had fully drawn down the capacity expansion portion under the Facility and had a loan balance of $184.6 million and $93.5 million, respectively. The weighted-average interest rate for borrowings under the facility is 6.43% and 6.62% in 2012 and 2013, respectively. Interest is payable quarterly or biannually in arrears for loans denominated in RMB and US dollars, respectively. The interest rate on RMB-denominated borrowings is 110% of the prevailing base lending rate pronounced by People’s Bank of China for loans of similar duration. The interest rate on US dollar-denominated borrowings is the prevailing six-month US London Interbank Offered Rate plus 300 basis points. As of December 31, 2013, the Facility was guaranteed by Trina as well as by its property, plant and equipment with carrying value of $253.6 million and the related land use rights of $14.0 million. For purposes of the expansion, we are required to match the Facility draw-down with an equal amount of cash from sources other than the Facility. The Facility contains financial covenants which require that specified debt to total assets ratio, net profit ratio and income to interest ratio be maintained. As of December 31, 2011, Trina China violated the net profit ratio and income to interest ratio covenants. Trina China obtained a waiver letter from the Agriculture Bank of China, the leading bank in the syndicated loan, on February 8, 2012 to waive the past violation of the financial covenants and to further remove all of the financial covenants for the duration of the Facility.

On May 17, 2011, Trina China entered into a three year credit facility with the Export-Import Bank of China, or the Ex-Imp Facility, amounting to $40.0 million, which is designated solely for capital expenditure purposes. As of December 31, 2013, we had drawn down $14.0 million and the remaining $26.0 million had expired due to the completion of underlying capital project. Trina China had a loan balance outstanding of $10.5 million and $3.5 million as of December 31, 2012 and 2013, respectively. The interest rate is the prevailing six-month US LIBOR plus 380 basis points, which was 4.47% in 2012 and 4.59% in 2013, respectively. As of December 31, 2013, the Ex-Imp Facility was guaranteed by Trina as well as by its property, plant and equipment with a carrying value of $27.5 million. The facility contains a debt payment coverage ratio covenant. Trina China was in compliance with the covenant as of December 31, 2012 and 2013.

On June 29, 2011, Trina China entered into a three-year credit facility with China Development Bank, or the TCZ CDB Facility, of $180.0 million, which is designated for the working capital. As of December 31, 2012 and 2013, we had fully drawn down the TCZ CDB Facility. Trina China had a loan balance outstanding of $180.0 million as of December 31, 2012 and 2013, respectively. The interest rate is the prevailing three-month US LIBOR plus 300 basis points, which was 3.47% and 3.57% in 2012 and 2013, respectively. The TCZ CDB Facility contains certain financial covenants which require that specified current ratio, quick ratio, debt to asset ratio, debt repayment coverage ratio, interest coverage ratio, contingent liability ratio, current assets turnover and accounts receivable turnover be maintained. As Trina China was not in compliance with the required threshold of the covenants for debt to asset ratio, current assets turnover and accounts receivable turnover as of December 31, 2011, Trina China obtained a written letter from China Development Bank stating that the bank waives Trina China’s covenants breach by revising those covenants. As of December 31, 2013, Trina China was in compliance with the revised covenants. We intend to renew the TCZ CDB Facility under similar terms, including the revised covenants, prior to the expiration of $80.0 million on June 26, 2014 and $100.0 million on June 29, 2014.

On December 7, 2011, TST entered into a three-year structured term loan facility with Standard Chartered Bank (Hong Kong) Limited, or the SC Facility, of $100.0 million, which can be drawn down in single or multiple tranches within the first 12 months either in Hong Kong dollars or U.S. dollars. Each tranche is for a term of up to 36 months from the initial drawdown date, and may be extended for up to an additional two years at TST’s discretion. The SC Facility is designated solely for the Company’s East Campus construction, which is expected to add approximately 500 MW of cell and module capacity to facilitate the Company’s high-efficiency Honey cell technology. As of December 31, 2012 and 2013, we had fully drawn down the SC Facility. TST had a loan balance outstanding of $100.0 million and $45.2 million as of December 31, 2012 and 2013, respectively. The interest rate is the Hong Kong Interbank Offered Rate plus 2.25%, which was 2.63% and 2.61% in 2012 and 2013, respectively. The SC Facility is guaranteed by Trina as well as by its property, plant and equipment for which this borrowing is used to construct, which had a carrying value of $100.7 million as of December 31, 2013. The SC Facility contains certain financial covenants which require that specified gearing, net tangible assets value and EBITDA-to-interest ratio be maintained. TST was in compliance with the covenants as of December 31, 2012 and 2013.

On December 23, 2011, Trina China entered into a three-year credit facility with Agriculture Bank of China, or the ABC Facility, of RMB 30.0 million at an interest rate of 6.65% per year, which is designed solely for the “MW Square Crystal Silicon Heterojunction Solar Battery Research, Development and Industrialization Project”. As of December 31, 2012 and 2013, we had fully drawn down the facility. Trina China had a loan balance outstanding of $4.8 million as of December 31, 2012 and 2013. As of December 31, 2013, the ABC Facility is secured by the land use rights with carrying value of $2,293.0 million. There are no financial covenants in the ABC Facility.

On December 31, 2012, Trina Solar (Luxembourg) Holdings S.A.R.L., or TLH, entered into a three-year credit facility with China Development Bank of $80.0 million which is designated for working capital. As of December 31, 2012 and 2013, we had fully drawn down the facility. TLH had a loan balance outstanding of $80.0 million as of December 31, 2012 and 2013. The interest rate is the prevailing six-month US LIBOR plus 370 basis points which was 4.21% in 2012 and 2013, respectively. The facility is guaranteed by Trina. The facility contains financial covenants and TLH was in compliance with these covenants as of December 31, 2012 and 2013.

We also finance certain solar energy project through bank borrowings secured by the project assets. On November 15, 2013, one of our subsidiaries, Wuwei Trina Solar Electricity Generation Pte Ltd., or Trina Wuwei, entered into a loan agreement with China Development Bank, or the Wuwei Facility, for the construction of a PV project located in China’s Gansu Province. The total credit facility under the agreement is $60.7 million, with a maturity of 180 months. Interest is due quarterly in arrears and the interest rate is the prevailing base lending rate pronounced by People’s Bank of China for loans of similar duration. As of December 31, 2013, the outstanding balance under the Wuwei Facility was $11.5 million and the remaining undrawn amount was $49.2 million. The Wuwei Facility is guaranteed by Trina China in addition to collateral provided by Trina Wuwei’s project assets and it contains an asset liability ratio covenant. Wuwei was in compliance with the covenant as of December 31, 2013.

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

Capital Expenditures

We had capital expenditures of $418.2 million, $141.1 million and $72.1 million in 2011, 2012 and 2013, respectively. Our capital expenditures were used primarily for purchases of equipment and facilities for the production of ingots, wafers, cells and modules. We plan to build or acquire new facilities to increase our annual manufacturing capacity of ingots, wafers, cells, and modules from 1,400 MW, 1,400 MW, 2,500 MW and 2,800 MW as of December 31, 2013 to 1,700 MW, 1,700 MW, 3,000 MW and 3,800 MW as of December 31, 2014, respectively. We plan to incur capital expenditures of up to $213 million to achieve above expansion in 2014.

Contingencies

In 2011, solar panel manufacturing companies in the United States filed antidumping and countervailing duty petitions with the U.S. government, which resulted in the institution of antidumping and countervailing duty investigations relating to imports into the United States of CSPV cells, whether or not assembled into modules, from China.  In December 2012, following completion of those investigations and an affirmative injury determination by the Commission in November 2012, the Commerce issued antidumping and countervailing duty orders on imports from China into the United States of merchandise covered by the investigation, including import of our products.  The orders require an effective net cash deposit rate of 23.75%.  The actual duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to completion of ongoing administrative reviews of the antidumping and countervailing duty orders.  We expect the first administrative reviews to be completed by early 2015. In February 2013, we, along with other parties, including the U.S. companies that petitioned for the investigations, filed appeals with the CIT challenging various aspects of Commerce’s findings.  Final decisions on those appeals are expected in late 2014. We may not be successful in our appeals, in which case the scope of the antidumping and countervailing duty orders could remain or be expanded.

Also, on December 31, 2013, SolarWorld filed petitions with the U.S. government resulting in the institution of new antidumping and countervailing duty investigations.  The petitions accuse Chinese producers of certain CSPV cells and modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This trade action also accuses Taiwanese producers of certain CSPV cells and modules of dumping their products in the United States.  According to SolarWorld, the new trade action is intended to close a loophole in the scope of the existing antidumping and countervailing duty orders.  In that regard, under the new petitions, solar cells produced in any country, using Chinese ingots or wafers where manufacturing begins in China and is finished in another country, and incorporated into Chinese-made modules will be subject to antidumping and countervailing duties.  If it is determined that we export merchandise covered by the new trade action to the United States and antidumping or countervailing duties are imposed on such merchandise, it could adversely affect our export sales to the United States.  The Commission issued preliminary affirmative injury determinations in February 2014.  Preliminary determinations in the new trade action by Commerce are expected to be issued in the middle of this year, with final determinations to be issued by the Commission and Commerce late this year or early next year.

On September 6, 2012 and November 8, 2012, the European Commission announced the initiation of antidumping and anti-subsidy investigations, respectively, concerning imports into the European Union of CSPV modules and key components (i.e., cells and wafers) originating in China.  On December 5, 2013, the Council of the European Union announced its final decision imposing antidumping and anti-subsidy duties on imports of CSPV cells and modules originating in or consigned from China. An average duty of 47.7%, consisting of both antidumping and anti-subsidy duties, are applicable for a period of two years beginning on December 6, 2013 to imports from Chinese solar panel exporters who, like us, cooperated with the European Commission’s investigations. However, on the same day, the European Commission accepted a price undertaking by Chinese export producers in connection with the antidumping and anti-subsidy proceedings.  As a result, imports from Chinese solar panel exporters that are made pursuant to the price undertaking are exempt from the final antidumping and anti-subsidy duties imposed by the European Union. We intend to comply with the minimum price and other conditions set in the undertaking so that our exported products will be exempt from the antidumping and anti-subsidy duties imposed by the European Commission. However, if we are found by competent authorities not to be in compliance at any time with the price undertaking or the imports from all the PRC exporters exceed the annual volume established by the price undertaking, these duties would be applied on our exports to the European markets and could materially and adversely affect our affiliated European Union operations and increase our cost of selling into the region.

On October 11, 2012, the trustee of Solyndra LLC, a manufacturer of solar panels based in California, filed a lawsuit against us, including our subsidiary Trina Solar (U.S.), Inc., and other Chinese manufacturers of photovoltaic solar panels in the U.S. District Court in California.  The plaintiff has asserted antitrust and related state-law claims against the defendants in this lawsuit.  The plaintiff’s complaint alleges that defendants have violated Section 1 of the Sherman Antitrust Act by conspiring among each other and with additional co-conspirators to fix prices of solar panels by dumping products in the United States and to destroy fair competition in the U.S. market.  The plaintiff similarly alleges conspiracy to fix prices and predatory pricing under California’s Cartwright Act and Unfair Practices Act.  In addition, the plaintiff has brought state-law claims of tortious interference with existing agreements and tortious interference with prospective economic advantage, alleging that the defendants interfered with Solyndra’s existing agreements with its customers by selling their products to Solyndra’s customers at below-cost prices.  The defendants filed a motion to dismiss the complaint in its entirety on March 8, 2013.  The motion to dismiss is fully briefed and awaiting decision. . The case is in its early stages and we intend to vigorously defend this action. At this early stage, it is difficult to fully evaluate the claims and determine the likelihood of an unfavorable outcome or provide an estimate of the amount of any potential loss.

On October 4, 2013, the liquidating trustee for Energy Conversion Devices filed an antitrust and unfair trade practice lawsuit against Trina Solar and other China-based solar manufacturers in the U.S. District Court for the Eastern District of Michigan.  The complaint is substantially similar to the complaint filed by Solyndra’s liquidating trustee against the same defendants a year earlier in the Northern District of California.  The plaintiff’s complaint alleges that defendants have violated Section 1 of the Sherman Antitrust Act by conspiring among each other and with additional co-conspirators to fix prices of solar panels by dumping products in the United States and to destroy fair competition in the U.S. market.  The plaintiff similarly alleges conspiracy to fix prices and predatory pricing under Michigan’s Antitrust Reform Act.  The defendants have not yet filed an answer or responsive pleading. The case is in its early stages and we intend to vigorously defend this action. Because the lawsuit was recently filed, it is difficult at this time to fully evaluate the claims and determine the likelihood of an unfavorable outcome or provide an estimate of the amount of any potential loss.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.  ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component.  In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.  For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.  ASU 2013-02 is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2012.  We have adopted the new guidance since the first quarter of 2013. The adoption did not have a material impact on our consolidated financial statements and related disclosure.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward.  ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014.  The new standard is to be applied prospectively but retrospective application is permitted.  We will implement the provisions of ASU 2013-11 as of January 1, 2015.  The implementation will not have a material impact on our consolidated financial statements or related disclosure.

C.                                    Research and Development, Patents and Licenses, Etc.

We focus our research and development efforts on improving our ingot, wafer, solar cell and solar module manufacturing capabilities. We seek to reduce manufacturing costs and improve the performance of our products. As of December 31, 2013, we had a total of 556 employees involved in our research and development activities. Among them, 226 employees are under our technology development department and are dedicated to research and development. We also have a team of 330 employees under our engineering department that are responsible for manufacturing technology development and further fine-tuning our production processes.

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

Our research and development efforts have been further enhanced by our research and development laboratory in the PV park, or the PV Park Lab, a research and development center that focuses on developing PV technologies, including the use of alternative materials, increasing cell conversion efficiencies and conducting assembly and system research. The location of the PV Park Lab allows us to more easily conduct technology exchanges with PV experts from world-leading companies, research institutes and emerging technology companies also located within the PV Park. We completed construction and began using the PV Park Lab during the second quarter of 2012. We have also formed a world-class academic committee dedicated to creating a technology platform for the development of PV technologies. We are one of the two solar companies in China commissioned by the PRC government to establish and operate research and development centers. On November 3, 2013, the PV Park Lab received accreditation from China’s Ministry of Science and Technology.

Our research efforts are currently focused on four main product areas, namely ingots, wafers, solar cells and PV modules. We focus on improving cell efficiency and reducing our production costs by enhancing manufacturing yields, which enable us to deliver higher-efficiency products at a lower cost. To enhance the quality and performance of our solar products, our research and development efforts also include leveraging on existing and newer technologies to optimize our silicon and non-silicon feedstock and processing costs. In the fourth quarter of 2013, our average silicon usage was approximately 5.3 grams per watt, compared to approximately 5.4 and 5.8 grams per watt in the fourth quarters of 2012 and 2011, respectively.

Currently, we slice monocrystalline and multicrystalline wafers to approximately 185 micron thickness, while maintaining a low breakage rate. A thickness of 185 microns is preferred by customers because thinner wafers are not as durable and are subject to cell micro-cracking. Given the current historically low costs of polysilicon, any potential cost savings from thinner slicing would be minimal and not valued by the market.

For the assembly of modules, our research and development team works closely with our manufacturing team and customers to improve our solar module and system designs. We have designed products with specific applications. We have developed a variety of PV solar power product applications based on our existing monocrystalline and multicrystalline technologies. These products include architecturally-friendly modules.

In July 2012, we launched Trinasmart, which provides maximizing and monitoring technologies to maximize roof space and overall power output. Trinasmart’s proprietary intelligent technology is integrated into the module junction box, which allows monitoring and control of the PV array at the module level. We have also entered into collaborative relationships with developers and manufacturers of various system technologies, with the goal of lowering the overall unit cost of solar energy produced when combined with our module products. In July 2013, we announced the commercial availability of an enhanced version of our industry-leading Trinasmart modules, embedded with Smart Curve technology. Smart Curve technology ensures maximum voltage is constant regardless of temperature and enables the installation of longer strings than traditional modules. With Smart Curve, each module in a string performs independently at its maximum level, delivering optimal energy output.

In 2013, our research and development efforts focused on developing of high-efficiency IBC cells and silicon-based HJ cells. We expect both of these cell technologies to be part of our future product portfolio. We worked together with the Solar Energy Research Institute of Singapore to develop a commercial-sized IBC cell with an efficiency rate of 21.4% using low cost processes, allowing the power of a 1.2m2 IBC cell module to reach 238 W. We also aligned with the Shanghai Institute of Microsystem and Information Technology under the Chinese Academy of Sciences to develop an HJ cell with a 21.3% efficiency rate. We aim to further build on the success of our Honey product by using innovative technologies to develop high performance products, including high-efficiency multi and mono-crystalline silicon PV modules. Our Honey pilot production line has reached an average module power of 283.5 W, and a maximum module power of 285.5 W, while the upgraded Honey cells now reach an average efficiency of approximately 20% and a maximum efficiency of 20.54%.

In 2011, 2012 and 2013, our research and development expenditures were $44.1 million, $26.5 million and $19.9 million, respectively, representing 2.1%, 2.0% and 1.1% of our total revenues for those periods. We expect our research and development expenses to remain significant as we advance our research and development projects.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material adverse effect on our net sales, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                     Off-Balance Sheet Arrangements

Other than our purchase obligations for raw materials and equipment, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. Except for those described in “—A. Operating Results—Critical Accounting Policies—Derivative Financial Instruments,” we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to you and other investors.

F.                                      Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term borrowings(1)	$437,755	$332,022	$98,780	$6,953	$—
Short-term borrowings (2)	624,055	624,055	—	—	—
Operating lease commitments	3,710	1,675	2,035	—	—
Purchase obligations(3)	274,808	97,923	77,734	67,293	31,858
Total	$1,340,328	$1,055,675	$178,549	$74,246	$31,858

(1)              Includes interests that are derived using an average rate of 4.35% per annum for long-term borrowings.

(2)              Includes interests that are derived using an average rate of 3.70% per annum for short-term borrowings.

(3)              Consists of raw material, equipment and land use right purchase commitments.  The raw material purchase commitment includes only the fixed and determinable portion under take-or-pay agreements, and does not include purchase commitments for which we are committed to purchase a specific volume amount but the purchase price is not fixed or determinable since the price is based upon the prevailing market price near the time of purchase.

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

Item 6.                                                         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jifan Gao	49	Chairman and Chief Executive Officer
Liping Qiu	49	Independent Director
Jerome Corcoran	65	Independent Director
Qian Zhao	45	Independent Director
Yeung Kwok On	52	Independent Director
Henry Wai Kwan Chow	68	Independent Director
Teresa Tan	49	Chief Financial Officer
Yang Shao	48	Chief Human Resources Officer
Zhiguo Zhu	51	Senior Vice President and President of Module Business Unit
Qi Lin	51	Vice President and President of PV Systems Business Unit
Haiyan Sun	52	Vice President, president of the Asia Pacific (excluding China), Middle East and Africa region, and President of Energy Storage PV Applications Business Unit
Jiqing Gao	46	Vice President of PV Systems Business Unit
Benjamin Hill	43	Vice President and President of Europe Region
Mark Mendenhall	55	Vice President and President of Americas Region

Directors

Mr. Jifan Gao founded our company in 1998. He has been our chairman and chief executive officer since January 1998. From August 2001 to October 2006, Mr. Gao served as the chairman of Changzhou Tianhe Investment Co., Ltd., a Chinese company that invests in new energy technologies, and he served as the chairman of Changzhou Tianhe New Energy Institute Co., Ltd., a Chinese company that is engaged in R&D and consulting services for new energy technologies, from May 2003 to October 2006. Mr. Gao also served as the vice chairman of Changzhou Minsheng Financing Guarantee Co., Ltd, a Chinese company that provides guarantee, investment and consulting services, from June 2004 to October 2006. Prior to founding our company, Mr. Gao was the founder and the head of Wujin Xiehe Fine Chemical Factory, a Chinese company that manufactures detergents for metal surfaces, from 1992 through 1997. From 1989 to 1992, Mr. Gao was one of the co-founders and the head of Guangdong Shunde Fuyou Detergent Factory. Mr. Gao currently serves as the executive member of the China Renewable Energy Society and as the standing vice chairman of the China New Energy Chamber of Commerce of the All-China Federation of Industry and Commerce. Mr. Gao is also an executive member of China Photovoltaic Society, an international director of Semiconductor Equipment and Materials International and a vice chairman of the executive committee of Asian Photovolatic Industry Association. Mr. Gao has published and presented several articles and papers in solar power related magazines and conferences. Mr. Gao received his master’s degree in physical chemistry from Jilin University in 1988 and his bachelor’s degree in chemistry from Nanjing University in 1985.

Independent Directors

Mr. Liping Qiu has been a director of our company since May 2006. He is a co-founder of Milestone Capital, a China-focused private equity investment company, and the general partner of Milestone China Opportunities Fund I and Fund II, L.P, a partnership that invests primarily in high-growth Chinese companies, since 2002. Mr. Qiu also serves as a director of six private companies. Mr. Qiu received his bachelor’s degree and master’s degree in engineering from the National University of Defense Technology of China in 1984 and 1986, respectively.

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

Mr. Qian Zhao has been an independent director of our company since May 2007. Mr. Zhao is a founding partner of CXC China Sustainable Growth Fund, a private equity fund that makes investments in China-based companies. He is also a managing director of CXC Capital, Inc., which is the management company of CXC China Sustainable Growth Fund. Mr. Zhao co-founded Haiwen & Partners, a preeminent China corporate finance law firm in Beijing, and was a senior partner of the law firm. He worked in Sullivan & Cromwell LLP’s New York office from 1996 to 2000, and Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates’ Beijing office from 2000 to 2003. He is admitted to practice law in both China and New York. Mr. Zhao received his J.D. degree from New York University School of Law in 1998 and his LL.B from University of International Business & Economics, Beijing in 1990. Mr. Zhao has also served on the board of SouFun Holdings Limited since 2010.

Dr. Yeung Kwok On has been an independent director of our company since August 2010. He is currently president of Organizational Capability Learning Association, a learning consortium where more than 100 CEOs and senior executives meet regularly to learn how companies can systematically build organizational capabilities. Dr. Yeung was the Philips Chair Professor of Human Resource Management and Director of the Centre of Organization and People Excellence at China Europe International Business School. He was the founding director of CEO Learning Consortium, a learning platform where CEOs from more than 30 leading firms in China joined together to share the best practices on issues critical to business growth and success in China. Between January 1999 and June 2002, Dr. Yeung served as chief learning officer and chief human resources officer of Acer Group. Dr. Yeung currently serves as a member of the board of directors at SITC International Holdings Company Ltd. and Country Garden Holdings Company Limited, each of which is listed on the Hong Kong Stock Exchange, and as a non-executive director of another private company. He was also elected as ex-officio board member for Human Resource Planning Society, the leading association for senior human resources executives in the United States. Dr. Yeung also teaches regularly in executive programs in association with Harvard, INSEAD, and The University of Michigan. Dr. Yeung received his bachelor’s and master’s degrees in management from the University of Hong Kong and Ph.D. in human resource management from the University of Michigan.

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

Executive Officers

Ms. Teresa Tan has been our chief financial officer since January 2014. Ms. Tan has over two decades of experience in accounting, finance, and management leadership roles. Prior to joining us, Ms. Tan worked for Parker Hannifin Corporation, a global manufacturer of motion and control technologies/systems listed on the New York Stock Exchange. She headed the finance service team for the Asia Pacific region and also served briefly as the financial controller role for China since she joined Parker Hannifin in 2005. From 1996 to 2005, Ms. Tan was the corporate vice president of taxation for Aleris International Inc., a U.S. manufacturer of aluminum products, where she was responsible for the company’s global tax planning and compliance. From 1991 to 1996, Ms. Tan was a manager at the U.S. offices of Ernest & Young, where she provided consulting advices on tax and business planning matters to public and privately held companies across a broad range of industries. Ms. Tan is a CPA and received a bachelor’s degree in industrial engineering management from Shanghai Jiao Tong University in China in 1986, a master’s degree in economics in 1989 and a master’s degree in accountancy in 1991 from Virginia Polytechnic Institute and State University in Virginia, United States.

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

Mr. Qi Lin has been our president of PV systems business unit since October 2013. He was our China regional president from July 2012 to September 2013. Prior to joining us, Mr. Lin worked at Siemens as senior vice president of Siemens SLC and general manager of the division of renewable energy for Northeast Asia. Before joining Siemens since 2004, Mr. Lin was general manager and group vice president in China for LM Glasfiber, a leading manufacturer of wind turbine rotor blades. Prior to joining LM Glasfiber in 2003, Mr. Lin worked for FOSS, a leading analytical instrument manufacturer in Denmark, and served as general manager of China. Mr. Lin received a bachelor’s degree from Beijing University of Technology in 1985 and an MBA degree from City University of Seattle in 2001.

Dr. Haiyan Sun has been our corporate vice president since joining us in February 2010, president of the Asia Pacific (excluding China), Middle East and Africa region since July 2012 and president of energy storage PV applications business unit since October 2013. Prior to joining us, he worked at Oerlikon Solar as head of technical marketing in Asia and managing director in China for more than four years. Dr. Sun received a master’s degree in mechanical engineering from Wuhan Huazhong University of Science & Technology in China in 1985 and a Ph.D. degree in material science and engineering from Swiss Federal Institute of Technology in Switzerland in 1991.

Mr. Jiqing Gao has been our vice president of PV System Business Unit since October 2013.  He was our vice president of China and Asia Pacific (excluding China), Middle East and Africa PV System Business Unit from November 2012 to September 2013. As one of the founders of our company, he has extensive experiences across various departments of our company, including production quality management, operations, research and development. He received a bachelor’s degree from Jilin University in 1990.

Mr. Benjamin Hill has been our president of Europe region since August 2012. During his time working with us, he has served as the head of global sales and marketing and as vice president of sales and marketing in Europe. Prior to joining us, he worked with BP Solar for over ten years, serving as a sales director of Europe, Africa and the Middle East from September 1998 to January 2003, a regional director of North Europe from January 2003 to November 2005, a European sales director from November 2005 to July 2007 and a general manager of performance unit for South Europe from July 2007 to April 2009. Earlier in his career he worked at Hiltec Solar Ltd., Nestec Ltd. and Sollatek Ltd. (UK) building their respective PV businesses from the ground up. Mr. Hill has 25 years of experience in the PV industry. Mr. Hill is also an advisor to the United Kingdom government on clean energy policy.

Mr. Mark Mendenhall has been our president of Americas region since August 2012. Before joining our company, from March 2011 to May 2012, Mr. Mendenhall has worked as a president and general manager for the North America division of Sun Edison, where he was responsible for developing Sun Edison’s solar power plant business in North America. Prior to that, Mr. Mendenhall worked for more than 30 years at Tyco International, where he served as the president, general manager and director across a number of its various subsidiaries, including Raychem. He also held roles relating to strategic development, marketing, sales, operations management and technical engineer at Raychem prior to becoming a general manager. He also has experience operating in different cultures and global markets and has set up multiple manufacturing facilities in China. He also serves as a board member of Solar Energy Industries Association, the national nonprofit trade association of the U.S. solar energy industry, since 2012. Mr. Mendenhall received a bachelor’s degree in physics and electronic engineering from the University of California at Berkeley in 1980.

B.                                    Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2013, the aggregate cash compensation that we paid to directors and executive officers was $4.7 million, including the compensation we paid to two of our former executive officers who left our company in December 2013 and January 2014, respectively, and one of our former executive officer who is still working at our company. Our executive officers may be entitled to severance benefits upon termination of his or her employment depending on the reason for the termination. If the termination is without cause, then the executive officer is entitled to a certain amount of severance. Our directors and executive officers have also been paid pursuant to the share incentive plan in the form of restricted shares and share options.

Share Incentive Plan

In July 2006, our board of directors adopted a share incentive plan to link the personal interests of our board members, employees and consultants to those of our shareholders by providing them with an incentive to generate superior returns for our shareholders, as well as to provide us with the flexibility to motivate, attract and retain the services of these individuals upon whose judgment, interest and special effort the successful conduct of our operations is dependent. Our share incentive plan, as amended by our board of directors in February 2007, May 2008 and August 2010, reserves 352,718,350 shares for issuance, among which 262,929,191 were granted as of March 25, 2014.

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

Share Options

As of March 25, 2014, our directors, officers, employees and consultants held an aggregate of 126,024,148 options in our Company. The following paragraphs describe the principal terms of our options.

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

The following table summarizes, as of March 25, 2014, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan.

Directors and Executive Officers	Ordinary Shares Underlying Outstanding Options	Exercise Price ($ per ADS)	Date of Grant	Final Expiration Date
Jifan Gao	*	7.42 22.89 27.29 3.94 5.17	May 14, 2009 May 19, 2010 May 13, 2011 November 15, 2012 May 21, 2013	May 14, 2014 May 19, 2015 May 13, 2016 May 15, 2017 May 21, 2018
Liping Qiu	—	—	—	—
Jerome Corcoran	—	—	—	—
Qian Zhao	—	—	—	—
Yeung Kwok On	—	—	—	—
Henry Wai Kwan Chow	—	—	—	—
Teresa Tan	—	—	—	—
Yang Shao	*	27.29 3.94 5.17	May 13, 2011 November 15, 2012 May 21, 2013	May 13, 2016 May 15, 2017 May 21, 2018

Zhiguo Zhu	*	3.94 5.17	November 15, 2012 May 21, 2013	November 15, 2017 May 21, 2018
Qi Lin	*	5.17	May 21, 2013	May 21, 2018
Haiyan Sun	*	27.29 3.94 5.17	May 13, 2011 November 15, 2012 May 21, 2013	May 13, 2016 November 15, 2017 May 21, 2018
Jiqing Gao	*	7.42 22.89 27.29 5.17	May 14, 2009 May 19, 2010 May 13, 2011 May 21, 2013	May 14, 2014 May 19, 2015 May 15, 2016 May 21, 2018
Benjamin Hill	*	22.89 27.29 3.94 5.17	May 19, 2010 May 13, 2011 November 15, 2012 May 21, 2013	May 19, 2015 May 13, 2016 May 15, 2015 May 21, 2018
Mark Mendenhall	*	5.17	May 21, 2013	May 21, 2018
Directors and executive officers as a group	36,298,904
Other individuals as a group	89,725,244		April 11, 2008 to May 21 , 2013	April 11, 2013 to May 21, 2018

*                      Less than 1% of total outstanding ordinary shares.

Restricted Shares

As of March 25, 2014, our directors, officers, employees and consultants held an aggregate of 33,547,952 restricted shares in our company. The following paragraphs describe the principal terms of our restricted shares.

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

The following table summarizes, as of March 25, 2014, the outstanding restricted shares held by our directors and executive officers and other individuals as a group pursuant to the share incentive plan.

Directors and Executive Officers	Restricted Shares Held	Purchase Price ($ per share)	Date of Grant	End of Vesting Period
Jifan Gao	*	0.00001	April 11, 2008 May 14, 2009 May 19, 2010 May 13, 2011 November 15, 2012 May 21, 2013	April 11, 2013 May 14, 2014 May 19, 2015 May 13, 2016 November 15, 2017 May 21, 2018
Liping Qiu	*	0.00001	July 4, 2012 May 21, 2013	July 4, 2014 May 21, 2014
Jerome Corcoran	*	0.00001	May 21, 2013	May 21, 2014
Qian Zhao	*	0.00001	May 18, 2010 May 21, 2013	May 18, 2013 May 21, 2014
Yeung Kwok On	*	0.00001	August 6, 2010 May 21, 2013	August 6, 2013 May 21, 2014
Henry Wai Kwan Chow	*	0.00001	July 4, 2012 May 21, 2013	July 4, 2015 May 21, 2014
Teresa Tan	*	0.00001	December 12, 2013	December 12, 2018
Yang Shao	*	0.00001	September 15, 2010 May 13, 2011 November 15, 2012 May 21, 2013	September 15, 2015 May 13, 2016 November 15, 2017 May 21, 2018
Zhiguo Zhu	*	0.00001	February 14, 2011 November 15, 2012 May 21, 2013	February 14, 2016 November 15, 2017 May 21, 2018
Qi Lin	*	0.00001	July 2, 2012 May 21, 2013	July 2, 2017 May 21, 2018
Haiyan Sun	*	0.00001	Feb 1, 2010 May 13, 2011 November 15, 2012 May 21, 2013	Feb 1, 2015 May 13, 2016 November 15, 2012 May 21, 2018
Jiqing Gao	*	0.00001	April 11, 2008 May 14, 2009 May 19, 2010 May 13, 2011 May 21, 2013	April 11, 2013 May 14, 2014 May 19, 2015 May 13, 2016 May 21, 2018
Benjamin Hill	*	0.00001	May 1, 2009 May 19, 2010 May 13, 2011 November 15, 2012	May 1, 2014 May 19, 2015 May 13, 2016 November 15, 2017
Mark Mendenhall	*	0.00001	May 21, 2013	May 21, 2018
Directors and executive officers as a group	12,164,077
Other individuals as a group	21,383,875	0.00001	April 11, 2008 to May 21, 2013	April 11, 2013 to May 21, 2018

*                      Less than 1% of total outstanding ordinary shares.

C.                                    Board Practices

Board of Directors

Our board of directors consists of six directors. Our directors are elected by the holders of our ordinary shares. At each annual general meeting, one-third of our directors are subject to re-election. The directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and does not offer himself for re-election. Any other directors to retire will be those of the other directors who are longest in office since their last re-election or appointment, or by lot should they be of the same seniority. Our directors have the power to appoint a director to fill a vacancy on our board or as an addition to the existing board. Any director so appointed shall hold office only until the next annual general meeting and shall then be eligible for re-election. In September 2013, Mr. Qian Zhao and Mr. Yeung Kwok On, who have been independent directors of our company since May 18, 2007 and August 6, 2010 respectively, were re-elected as directors by our shareholders during the annual general meeting. A director may be removed by ordinary resolution passed by our shareholders before the expiration of such director’s term. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or pledged as security for any obligation of our company or of any third party.

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

In 2013, our audit committee met five times.

Compensation Committee

Our compensation committee consists of Mr. Qian Zhao, Mr. Jerome Corcoran and Dr. Yeung Kwok On. Mr. Zhao, Mr. Corcoran and Mr. Yeung satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                                          reviewing and recommending to the board the compensation of our directors; and

•                                          reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In 2013, our compensation committee met two times.

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

In 2013, our corporate governance and nominating committee met one time.

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

D.                                    Employees

We had 14,386, 11,670 and 13,974 employees as of December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, we had 13,927 full-time employees, including 12,363 in manufacturing, 556 in research and development, 241 in sales and marketing and 767 in administration.

From time to time, we also employ part-time employees and independent contractors to support our research and development, manufacturing and sales and marketing activities. We plan to hire additional employees as we expand.

We have restructured our global sales, marketing and project development management structure since 2012. We believe this restructuring allowed us to streamline the communications and process times involved in key commercial decisions. In conjunction with this restructuring, we performed a top-down review of our operations to reallocate and reduce our headcount and other operating expenses.

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 25, 2014 by:

•                                          each of our directors and executive officers; and

•                                          each person known to us to own beneficially more than 5% of our shares.

Ordinary Shares Beneficially Owned (1)(2)%
Directors and Executive Officers:
Jifan Gao(3)	264,156,504	7.4%
Liping Qiu	*	*
Jerome Corcoran	*	*
Qian Zhao	*	*
Yeung Kwok On	*	*
Henry Wai Kwan Chow	*	*
Teresa Tan	*	*
Yang Shao	*	*
Zhiguo Zhu	*	*
Qi Lin	*	*
Haiyan Sun	*	*
Jiqing Gao	*	*
Benjamin Hill	*	*
Mark Mendenhall	*	*
All Directors and Executive Officers as a Group(4)	283,558,370	7.9%

Principal Shareholders:
Wonder World Limited(5)	242,587,083	6.8%
Platinum Investment Management Limited(6)	473,755,850	13.3%

*                                         The person beneficially owns less than 1% of our outstanding ordinary shares.

(1)                                 Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)                                 The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 3,561,808,107 ordinary shares, being the number of shares outstanding as of March 25, 2014.

(3)                                 Includes (i) 4,958,891 ordinary shares held by Mr. Gao, (ii) 11,838,851 ordinary shares issuable upon the exercise of options exercisable within 60 days from March 25, 2014, (iii) 242,587,083 ordinary shares held by Wonder World Limited, a Cayman Islands company wholly owned by The Gao Trust, of which Mr. Gao is the settler and the sole member of the management committee, (iv) 4,771,654 ordinary shares held by Ms. Chunyan Wu, Mr. Gao’s wife, and (v) 25 ordinary shares issuable upon the exercise of options held by Ms. Wu exercisable within 60 days from March 25, 2014. Mr. Gao’s business address is No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

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

(6)                                 Represents 9,475,117 ADS beneficially held by Platinum Investment Management Limited, as reported on Schedule 13G filed by Platinum Investment Management Limited on February 13, 2014. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 25, 2014. The address of Platinum Investment Management Limited is Level 8, 7 Macquarie Place, Sydney NSW 2000, Australia.

As of March 25, 2014, 3,561,808,107 of our ordinary shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, 3,212,793,250 ordinary shares, or approximately 90.2% of our issued and outstanding shares, represented by 64,255,865 ADSs, were held by The Bank of New York Mellon, the depositary of our ADS program and a shareholder of record in the United States.

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

Purchase Contract

In 2011, 2012 and 2013, Trina China purchased wafers for a total price of $26.5 million, $36.7 million and $14.5 million, respectively, from Changzhou Youze S&T Co., Ltd., a company controlled by Mr. Weizhong Wu, the brother-in-law of Mr. Jifan Gao. The transactions were approved by the audit committee.

In 2011, 2012 and 2013, we sold ingots for a total price of $0.6 million, $1.0 million and $3.8 million, respectively, to Changzhou Youze S&T Co., Ltd. The transactions were approved by the audit committee.

In 2013, we incurred costs of $27.2 million with respect to the wafer slicing process service provided by Changzhou Youze S&T Co., Ltd. The transactions were approved by the audit committee.

In 2011, 2012 and 2013, Trina China purchased goods and equipment maintenance services for a total price of $2.0 million, $1.5 million and $0.5 million, respectively, from Changzhou Junhe Mechanical Co., Ltd., a company controlled by the brother-in-law of Mr. Jifan Gao. The transactions were approved by the audit committee.

In 2011, we received a dividend of $0.1 million from Shanghai Zhenhe New Energy S&T Development Co., Ltd., a company in which Trina China holds a 20% equity interests.

Amounts due to related parties were $4.9 million and $15.4 million as of December 31, 2012 and 2013, respectively, including amounts payable to Changzhou Youze S&T Co., Ltd. and Changzhou Junhe Mechanical Co., Ltd. controlled by Mr. Weizhong Wu and Mr. Weifeng Wu, respectively, the brothers-in-law of Mr. Jifan Gao.

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

Legal and Administrative Proceedings

In 2011, solar panel manufacturing companies in the United States filed antidumping and countervailing duty petitions with the U.S. government, which resulted in the institution of antidumping and countervailing duty investigations relating to imports into the United States of CSPV cells, whether or not assembled into modules, from China.  In December 2012, following completion of those investigations and an affirmative injury determination by the Commission in November 2012, the Commerce issued antidumping and countervailing duty orders on imports from China into the United States of merchandise covered by the investigation, including import of our products.  The orders require an effective net cash deposit rate of 23.75%.  The actual duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to completion of ongoing administrative reviews of the antidumping and countervailing duty orders.  We expect the first administrative reviews to be completed by early 2015. In February 2013, we, along with other parties, including the U.S. companies that petitioned for the investigations, filed appeals with the CIT challenging various aspects of Commerce’s findings.  Final decisions on those appeals are expected in late 2014. We may not be successful in our appeals, in which case the scope of the antidumping and countervailing duty orders could remain or be expanded.

Also, on December 31, 2013, SolarWorld, a U.S. producer of solar cells and panels, filed petitions with the U.S. government resulting in the institution of new antidumping and countervailing duty investigations.  The petitions accuse Chinese producers of certain CSPV cells and modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This trade action also accuses Taiwanese producers of certain CSPV cells and modules of dumping their products in the United States.  According to SolarWorld, the new trade action is intended to close a loophole in the scope of the existing antidumping and countervailing duty orders.  In that regard, under the new petitions, solar cells produced in any country, using Chinese ingots or wafers where manufacturing begins in China and is finished in another country, and incorporated into Chinese-made modules will be subject to antidumping and countervailing duties.  If it is determined that we export merchandise covered by the new trade action to the United States and antidumping or countervailing duties are imposed on such merchandise, it could adversely affect our export sales to the United States.  The Commission issued preliminary affirmative injury determinations in February 2014.  Preliminary determinations in the new trade action by Commerce are expected to be issued in the middle of this year, with final determinations to be issued by the Commission and Commerce late this year or early next year.

On September 6, 2012 and November 8, 2012, the European Commission announced the initiation of antidumping and anti-subsidy investigations, respectively, concerning imports into the European Union of CSPV modules and key components (i.e., cells and wafers) originating in China.  On December 5, 2013, the Council of the European Union announced its final decision imposing antidumping and anti-subsidy duties on imports of CSPV cells and modules originating in or consigned from China. An average duty of 47.7%, consisting of both antidumping and anti-subsidy duties, are applicable for a period of two years beginning on December 6, 2013 to imports from Chinese solar panel exporters who, like us, cooperated with the European Commission’s investigations. However, on the same day, the European Commission accepted a price undertaking by Chinese export producers in connection with the antidumping and anti-subsidy proceedings.  As a result, imports from Chinese solar panel exporters that are made pursuant to the price undertaking are exempt from the final antidumping and anti-subsidy duties imposed by the European Union. We intend to comply with the minimum price and other conditions set in the undertaking so that our exported products will be exempt from the antidumping and anti-subsidy duties imposed by the European Commission. However, if we are found by competent authorities not to be in compliance at any time with the price undertaking or the imports from all the PRC exporters exceed the annual volume established by the price undertaking, these duties would be applied on our exports to the European markets and could materially and adversely affect our affiliated European Union operations and increase our cost of selling into the region.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The determination by U.S. and European Union authorities that our export sales are in violation of international fair trade rules could impede our access to important export markets.”

On October 11, 2012, the trustee of Solyndra LLC, a manufacturer of solar panels based in California, filed a lawsuit against us, including our subsidiary Trina Solar (U.S.), Inc., and other Chinese manufacturers of photovoltaic solar panels in the U.S. District Court in California.  The plaintiff has asserted antitrust and related state-law claims against the defendants in this lawsuit.  The plaintiff’s complaint alleges that defendants have violated Section 1 of the Sherman Antitrust Act by conspiring among each other and with additional co-conspirators to fix prices of solar panels by dumping products in the United States and to destroy fair competition in the U.S. market.  The plaintiff similarly alleges conspiracy to fix prices and predatory pricing under California’s Cartwright Act and Unfair Practices Act.  In addition, the plaintiff has brought state-law claims of tortious interference with existing agreements and tortious interference with prospective economic advantage, alleging that the defendants interfered with Solyndra’s existing agreements with its customers by selling their products to Solyndra’s customers at below-cost prices.  The defendants filed a motion to dismiss the complaint in its entirety on March 8, 2013.  The motion to dismiss is fully briefed and awaiting decision. . The case is in its early stages and we intend to vigorously defend this action. At this early stage, it is difficult to fully evaluate the claims and determine the likelihood of an unfavorable outcome or provide an estimate of the amount of any potential loss.

On October 4, 2013, the liquidating trustee for Energy Conversion Devices filed an antitrust and unfair trade practice lawsuit against Trina Solar and other China-based solar manufacturers in the U.S. District Court for the Eastern District of Michigan.  The complaint is substantially similar to the complaint filed by Solyndra’s liquidating trustee against the same defendants a year earlier in the Northern District of California.  The plaintiff’s complaint alleges that defendants have violated Section 1 of the Sherman Antitrust Act by conspiring among each other and with additional co-conspirators to fix prices of solar panels by dumping products in the United States and to destroy fair competition in the U.S. market.  The plaintiff similarly alleges conspiracy to fix prices and predatory pricing under Michigan’s Antitrust Reform Act.  The defendants have not yet filed an answer or responsive pleading. The case is in its early stages and we intend to vigorously defend this action. Because the lawsuit was recently filed, it is difficult at this time to fully evaluate the claims and determine the likelihood of an unfavorable outcome or provide an estimate of the amount of any potential loss.

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

Item 9.                                                         THE OFFER AND LISTING

A.                                    Offering and Listing Details.

Our ADSs are listed on the New York Stock Exchange under the symbol “TSL.” From December 19, 2006 to January 19, 2010, each of ADSs represented 100 ordinary shares. Effective on January 19, 2010, we reduced this ratio to 50 ordinary shares to one ADS. All ADS trading prices on the New York Stock Exchange set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS to ordinary shares ratio of 50 ordinary shares to one ADS. For the period from December 19, 2006 to April 1, 2014, the trading price of our ADSs on the New York Stock Exchange has ranged from $2.04 to $35.43 per ADS. At the close of trading on April 1, 2014, the trading price of our ADSs was $14.51.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods specified.

	Sales Price
	High	Low
Annual High and Low
2009	27.79	2.98
2010	31.89	14.85
2011	31.08	5.28
2012	12.19	2.04
2013	17.84	3.31

Quarterly High and Low
First Quarter 2012	12.19	6.73
Second Quarter 2012	7.99	5.01
Third Quarter 2012	6.87	3.95
Fourth Quarter 2012	4.80	2.04
First Quarter 2013	5.91	3.31
Second Quarter 2013	8.47	3.44
Third Quarter 2013	15.83	5.93
Fourth Quarter 2013	17.84	11.47

Monthly High and Low
September 2013	15.83	9.46
October 2013	17.80	13.62
November 2013	17.84	13.20
December 2013	14.60	11.47
January 2014	17.25	13.34
February 2014	16.59	13.13
March 2014	18.77	12.65

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

Redemption of Shares. Subject to the provisions of the Companies Law, the rules of the designated stock exchange, our memorandum and articles of association and to any special rights conferred on the holders of any shares or class of shares, we may issue shares on terms that they are subject to redemption at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors. Our currently outstanding ordinary shares are not subject to redemption at the option of the holders or our board of directors.

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

Designations and Classes of Shares. All of our issued shares are currently ordinary shares. Our articles provide that our authorized unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board may in its absolute discretion determine, but so that no shares shall be issued at discount. In particular, our board of directors is empowered to authorize from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series, but not below the number of shares of any class or series of preferred shares then outstanding.

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

Under the EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. The SAT issued SAT Circular 82 on April 22, 2009. SAT Circular 82 provides certain criteria for determining whether the “de facto management body” of an offshore-incorporated enterprise controlled by PRC enterprises is located in China. On July 27, 2011, the SAT issued the Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of SAT Circular 82. Bulletin 45 clarifies certain issues related to the determination of PRC resident enterprise status, post determination administration and the authorities responsible for determining Offshore incorporated PRC resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore incorporated PRC resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC resident enterprise. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC or foreign individuals or foreign enterprises, the criteria set forth therein may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC or foreign enterprises or individuals. Considering that most of our management is currently located in the PRC, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income other than dividends from our PRC subsidiaries, which could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Notwithstanding the foregoing provision, the EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Trina is classified as a resident enterprise, the dividends received from its PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company like Trina, having ownership interest in a PRC enterprise.

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

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•                                          banks;

•                                          certain financial institutions;

•                                          insurance companies;

•                                          regulated investment companies;

•                                          real estate investment trusts;

•                                          broker-dealers;

•                                          traders that elect to mark to market;

•                                          U.S. expatriates;

•                                          entities covered by U.S. anti-inversion tax rules;

•                                          tax-exempt entities;

•                                          persons liable for alternative minimum tax;

•                                          persons whose functional currency is other than the United States dollar;

•                                          persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•                                          persons holdings ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

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

In addition, the discussion below does not describe any tax consequences arising out of the 3.8% Medicare tax on “net investment income.” This summary does not discuss any federal non-income tax laws, including the federal estate or gift tax laws, or the laws of any state, local, or non-U.S. taxing jurisdiction.

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

The discussion below assumes the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. Deposits or withdrawals of ordinary shares for ADSs should not be subject to U.S. federal income tax.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution generally will be reported as a dividend even if that distribution would otherwise be reported as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) either (a) the ADSs are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period and other requirements are met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. If we are treated as a “resident enterprise” for PRC tax purposes under the EIT Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our non-U.S. subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the New York Stock Exchange and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

F.                                      Dividends and Paying Agents

Not applicable.

G.                                    Statement by Experts

Not applicable.

H.                                   Documents on Display

We previously filed with the Commission our registration statements on Form F-1 (File Numbers. 333-139144 and 333-142970), as amended, and registration statements on Form F-3 (File Numbers 333-152333 and 333-160826).

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

Item 11.                                                  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.4% in 2011, 2.6% in 2012 and 2.6% in 2013. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

Foreign Exchange Risk

Transaction Risk

Most of our sales are currently denominated in Renminbi, U.S. dollars and Euros, while a substantial portion of our costs and expenses is denominated in Renminbi, with the remainder in U.S. dollars. Therefore, fluctuations in currency exchange rates could have an adverse impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly among Renminbi, U.S. dollars and Euros, affect our gross and net profit margins and could result in foreign exchange and operating losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between the signing of sales contracts and the settling of these contracts. As of December 31, 2011 and 2012, we held $466.5 million and $390.2 million in accounts receivable, respectively, most of which were denominated in U.S. dollars and Euros. As of December 31, 2013, we held $435.1 million in accounts receivable, most of which were denominated in U.S. dollars and Renminbi.

Had we converted all of our accounts receivable into Renminbi at an exchange rate of RMB 6.0537 for $1.00, the exchange rate as of December 31, 2013, our accounts receivable would have been RMB2,824.1 million, RMB2,362.2 million and RMB2,634.0 million as of December 31, 2011, 2012 and 2013, respectively. Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB5.5034 to $1.00, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB2,567.3 million, RMB2,147.4 million and RMB2,394.5 million in accounts receivable as of December 31, 2011, 2012 and 2013, respectively. These amounts would therefore reflect a theoretical loss of RMB256.8 million, RMB214.8 million and RMB239.5 million for our accounts receivable as of December 31, 2011, 2012 and 2013, respectively. This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.

In addition, Renminbi is not a freely convertible currency. The SAFE controls the conversion of Renminbi to foreign currencies. The value of the Renminbi is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. Our cash and cash equivalents and restricted cash denominated in Renminbi amounted to $208.4 million, $145.0 million and $154.1 million as of December 31, 2011, 2012 and 2013, respectively.

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

Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. We recorded these exchange gains and losses in the statements of operations. In 2011, 2012 and 2013, we had a foreign exchange loss of $27.4 million, a gain of $0.9 million and a loss of $13.6 million, respectively.  The foreign exchange loss in 2013 was primarily resulted from the depreciation of the Euro against the U.S. dollar.

Risk Management

Our primary objective for holding derivative financial instruments is to manage currency risk. We record derivative instruments as assets or liabilities, measured at fair value.

Starting from October 2008, we have entered into a series of foreign currency forward contracts with commercial banks, to hedge our exposure to foreign currency exchange risk. As of December 31, 2013, we had foreign currency forward contracts with a total contract value of approximately $160.4 million. We do not use foreign currency forward contracts to hedge all of our foreign currency denominated commitments. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. As of December 31, 2013, we recorded a gain in fair value of forward foreign currency exchange contracts of $2.2 million, which was included in the line item “Derivatives gain (loss)” in the consolidated statements of operations. The Company estimates fair value of forward foreign currency exchange contract at the price that would be received from the sale of the contracts or paid to settle the contracts on the measurement date in an orderly transaction between market participants. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Assuming a 1.0% appreciation of the Euro against the U.S. dollar to the exchange rate as of December 31, 2013, the mark-to-market loss of our outstanding foreign exchange forward contracts (Euros/U.S. dollars) would have increased by approximately $1.1 million as of December 31, 2013. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar to the exchange rate as of December 31, 2013, the mark-to-market gain of our outstanding foreign exchange forward contracts (Renminbi/U.S. dollars) would have increased by approximately $0.7 million as of December 31, 2013.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates. If market interest rates for short-term demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average interest rate for our bank borrowings would result in an increase of approximately $4.4 million in interest expense in 2013. We may use derivative financial instruments, such as interest rate swaps, to mitigate potential risks of interest expense increases due to changes in market interest rates.

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

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; or

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS holders

$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share

Persons depositing or withdrawing shares must pay:	For:
register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); or

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The fees described above may be amended from time to time.

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2013, we received $298,948, net of withholding tax, from the depositary in reimbursements relating to the ADS facility. In addition, the depositary waived $130,484 of our fees relating to our ADR program in 2013.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2013 using criteria established in “Internal Control—Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2013 based on the criteria established in “Internal Control—Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2013 has been audited by KPMG, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2013. The attestation report issued by KPMG can be found on page F-3 of this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B.                                         CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our initial code of business conduct and ethics with the SEC on December 7, 2006. We amended the code of business conduct and ethics on August 16, 2011 and filed it with the SEC as Exhibit 11.1 to our annual report on Form 20-F on March 29, 2012.  Our code of business conduct and ethics is posted on our website http://www.trinasolar.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.                                         PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, audited our consolidated financial statements for the year ended December 31, 2011. Effective June 26, 2012, we dismissed Deloitte and engaged KPMG to act as our independent registered public accounting firm. The change was made as part of a structured rotation of our audit service providers and was approved by our audit committee, our board of directors and our shareholders.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte and KPMG in 2012 and the services rendered by KPMG in 2013 for the periods indicated.

	2012	2013
Audit fees(1)	$1,068,003	$1,079,528
Audit-related fees(2)	$462,460	$353,036
Tax fees(3)	$—	$121,373
All other fees(4)	$—	$278,010

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

(4)              All other fees refers to the aggregate fees billed in each of the fiscal years listed for professional services rendered for financial and tax due diligence.

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

4.1	Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2013)

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

4.7

Supplemental Polysilicon Supply Agreement II between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 24, 2009 (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.8

Syndicated Loan Agreement among Trina China, Agricultural Bank of China and various parties mentioned therein dated September 28, 2009 (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.9

Maximum Amount Property Mortgage Contract between Trina China and Agricultural Bank of China dated September 28, 2009 (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.10†

Supplementary Agreement No. 4 to Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2010 (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.11†

Supplementary Agreement No. 10 to Polysilicon Supply Agreement between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. dated January 11, 2011 (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.12†

Supplementary Agreement No. 15 to Polysilicon Supply Agreement between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. dated March 22, 2012 (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.13†

Supplementary Agreement No. 17 to Polysilicon Supply Agreement between Trina China, Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated October 26, 2012 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2013)

4.14†

Supplementary Agreement No. 19 to Polysilicon Supply Agreement between Trina China, Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated March 8, 2013 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2013)

4.15†

Supplementary Agreement No. 20 to Polysilicon Supply Agreement between Trina China and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. dated March 8, 2013 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2013)

4.16*††	Supplementary Agreement (21) to Polysilicon Supply Contract between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated January 28, 2014

4.17*††	Supplementary Agreement (22) to Polysilicon Supply Contract between Trina China and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. dated January 27, 2014

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of KPMG

101***

Financial information from registrant for the year ended December 31, 2013 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2012 and 2013; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2011, 2012 and 2013; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2011, 2012 and 2013; (iv) Consolidated Statements of Changes in Equity for the Years Ended December 31, 2011, 2012 and 2013; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2012 and 2013; (vi) Notes to the Consolidated Financial Statements; and (vii) Additional Information—Financial Statement Schedule I

*                      Filed with this annual report on Form 20-F

**               Furnished with this annual report on Form 20-F

***        Furnished with this annual report on Form 20-F.  XBRL-related documents are not deemed filed for purposes of section 11 of the Securities Act, or section 18 of the Exchange Act, or otherwise subject to the liabilities of these sections; are not part of any registration statement to which they relate; are not deemed incorporated by reference; are subject to all other liability and anti-fraud provisions of these Act; and are deemed filed for purposes of Item 103 of Regulation S-T.

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

Date: April 2, 2014

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

4.1	Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2013)

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

4.7

Supplemental Polysilicon Supply Agreement II between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 24, 2009 (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.8

Syndicated Loan Agreement among Trina China, Agricultural Bank of China and various parties mentioned therein dated September 28, 2009 (incorporated by reference to Exhibit 4.24 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.9

Maximum Amount Property Mortgage Contract between Trina China and Agricultural Bank of China dated September 28, 2009 (incorporated by reference to Exhibit 4.25 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.10†

Supplementary Agreement No. 4 to Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2010 (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.11†

Supplementary Agreement No. 10 to Polysilicon Supply Agreement between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. dated January 11, 2011 (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.12†

Supplementary Agreement No. 15 to Polysilicon Supply Agreement between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. dated March 22, 2012 (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.13†

Supplementary Agreement No. 17 to Polysilicon Supply Agreement between Trina China, Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated October 26, 2012 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2013)

4.14†

Supplementary Agreement No. 19 to Polysilicon Supply Agreement between Trina China, Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated March 8, 2013 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2013)

4.15†

Supplementary Agreement No. 20 to Polysilicon Supply Agreement between Trina China and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. dated March 8, 2013 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2013)

4.16*††	Supplementary Agreement (21) to Polysilicon Supply Contract between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated January 28, 2014

4.17*††	Supplementary Agreement (22) to Polysilicon Supply Contract between Trina China and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. dated January 27, 2014

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2*	Consent of KPMG

101***

Financial information from registrant for the year ended December 31, 2013 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2012 and 2013; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2011, 2012 and 2013; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2011, 2012 and 2013; (iv) Consolidated Statements of Changes in Equity for the Years Ended December 31, 2011, 2012 and 2013; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2012 and 2013; (vi) Notes to the Consolidated Financial Statements; and (vii) Additional Information—Financial Statement Schedule I

*                      Filed with this annual report on Form 20-F

**               Furnished with this annual report on Form 20-F

***        Furnished with this annual report on Form 20-F.  XBRL-related documents are not deemed filed for purposes of section 11 of the Securities Act, or section 18 of the Exchange Act, or otherwise subject to the liabilities of these sections; are not part of any registration statement to which they relate; are not deemed incorporated by reference; are subject to all other liability and anti-fraud provisions of these Act; and are deemed filed for purposes of Item 103 of Regulation S-T.

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

TRINA SOLAR LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Trina Solar Limited:

We have audited the accompanying consolidated balance sheets of Trina Solar Limited and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the years then ended. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trina Solar Limited and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Trina Solar Limited’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 2, 2014, expressed an unqualified opinion on the effectiveness of Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

April 2, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Trina Solar Limited:

We have audited Trina Solar Limited’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Trina Solar Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Trina Solar Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Trina Solar Limited and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the years then ended, and our report dated April 2, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

April 2, 2014

TRINA SOLAR LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Trina Solar Limited

We have audited the accompanying consolidated statements of operations, comprehensive income, changes in equity and cash flows of Trina Solar Limited and subsidiaries (the “Company”) for the year ended December 31, 2011 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the operations and cash flows of Trina Solar Limited and subsidiaries for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE TOUCHE TOHMATSU CPA LTD.

Shanghai, China

March 29, 2012

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars, except share data)

	As of December 31,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	807,275,992	486,685,563
Restricted cash	110,920,029	74,719,964
Inventories	318,503,459	244,532,463
Project assets, current portion	7,960,441	73,304,654
Accounts receivable, net of allowance for doubtful accounts of $106,825,173 and $97,057,810 as of December 31, 2012 and 2013, respectively	390,157,310	435,091,920
Current portion of advances to suppliers, net	57,846,194	68,252,726
Deferred income tax assets, net	12,716,521	24,202,561
Prepaid expenses and other current assets	60,107,295	114,910,682

Total current assets	1,765,487,241	1,521,700,533

Advances to suppliers, net of current portion	86,992,874	41,907,726
Property, plant and equipment, net	893,340,005	889,752,609
Prepaid land use rights, net	41,961,273	43,286,631
Project assets, net of current portion	23,397,997	6,096,771
Deferred income tax assets, net	41,047,764	50,901,271
Investment in equity affiliates	10,960,391	11,769,730
Other noncurrent assets	1,669,354	1,813,889
TOTAL ASSETS	2,864,856,899	2,567,229,160

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (continued)

(Amounts in U.S. dollars, except share data)

	As of December 31,
	2012	2013

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term borrowings	875,820,790	935,589,882
Convertible senior notes	83,582,000	—
Accounts payable	423,985,165	461,147,655
Amount due to related parties	4,861,497	15,385,935
Income taxes payable	936,803	3,268,269
Accrued expenses and other current liabilities	89,968,617	125,151,406
Total current liabilities	1,479,154,872	1,540,543,147

Long-term borrowings, excluding current portion	415,150,385	100,502,222
Accrued warranty costs	65,780,019	81,743,081
Other noncurrent liabilities	22,986,914	21,961,941
Total liabilities	1,983,072,190	1,744,750,391

Equity:
Ordinary shares ($0.00001 par value; 73,000,000,000 shares authorized, 3,993,306,819 and 3,605,057,489 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	39,933	36,050
Additional paid-in capital	656,943,591	663,387,912
Retained earnings	215,395,146	143,369,211
Accumulated other comprehensive income	9,206,322	15,402,931
Total Trina Solar Limited shareholders’ equity	881,584,992	822,196,104
Non-controlling interests	199,717	282,665
Total equity	881,784,709	822,478,769
Commitments and contingencies (Note 17)
TOTAL LIABILITIES AND EQUITY	2,864,856,899	2,567,229,160

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in U.S. dollars, except share data)

	Year ended December 31,
	2011	2012	2013

Net sales	2,047,901,576	1,296,654,938	1,774,970,623
Cost of goods sold	1,715,259,698	1,239,411,615	1,556,776,721
Gross profit	332,641,878	57,243,323	218,193,902
Selling expenses	100,427,110	118,885,352	132,824,382
General and administrative expenses	157,128,736	176,719,139	103,523,355
Research and development expenses	44,120,473	26,510,457	19,926,288
Income (loss) from operations	30,965,559	(264,871,625)	(38,080,123)
Other income (expenses):
Interest income	3,056,185	8,551,539	3,958,465
Interest expense	(35,020,940)	(51,886,930)	(48,444,855)
Foreign exchange (loss) gain	(27,434,515)	907,500	(13,575,849)
Derivatives (loss) gain	(11,393,346)	8,541,721	2,180,418
Other income, net	9,316,434	6,797,196	8,695,713
Loss before income taxes	(30,510,623)	(291,960,599)	(85,266,231)
Income tax (expense) benefit	(7,309,619)	25,405,072	13,030,391
Net loss	(37,820,242)	(266,555,527)	(72,235,840)
Net loss attributable to the non-controlling interests	149	135	209,905
Net loss attributable to Trina Solar Limited shareholders	(37,820,093)	(266,555,392)	(72,025,935)

Loss per ordinary share
Basic	(0.01)	(0.08)	(0.02)
Diluted	(0.01)	(0.08)	(0.02)

Weighted average ordinary shares outstanding
Basic	3,521,182,416	3,534,829,694	3,553,552,756
Diluted	3,521,182,416	3,534,829,694	3,553,552,756

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in U.S. dollars)

	Year ended December 31,
	2011	2012	2013

Net loss	(37,820,242)	(266,555,527)	(72,235,840)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	1,183,743	(2,984,550)	6,197,195
Comprehensive loss	(36,636,499)	(269,540,077)	(66,038,645)
Less: comprehensive loss attributable to non-controlling interests	(149)	(135)	(209,319)
Comprehensive loss attributable to Trina Solar Limited	(36,636,350)	(269,539,942)	(65,829,326)

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in U.S. dollars, except share data)

					Accumulated
					other		Total
	Ordinary shares		Additional	Retained	comprehensive	Noncontrolling	shareholders’
	Shares	Amount	paid-in capital	earnings	income (loss)	interest	equity
Balance at January 1, 2011	3,964,085,354	39,641	642,829,691	519,770,631	11,007,129	—	1,173,647,092
Share-based compensation	—	—	7,958,434	—	—	—	7,958,434
Vesting of restricted shares to employees	17,320,908	173	—	—	—	—	173
Issuance of ordinary shares pursuant to share option plan	865,100	9	156,039	—	—	—	156,048
Net loss	—	—	—	(37,820,093)		(149)	(37,820,242)
Acquisition of subsidiaries	—	—	—	—	—	200,001	200,001
Foreign currency translation adjustments, net of nil tax	—	—		—	1,183,743	—	1,183,743
Balance at December 31, 2011	3,982,271,362	39,823	650,944,164	481,950,538	12,190,872	199,852	1,145,325,249
Share-based compensation	—	—	5,999,427	—	—	—	5,999,427
Vesting of restricted shares to employees	11,035,457	110	—	—	—	—	110
Net loss	—	—	—	(266,555,392)	—	(135)	(266,555,527)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	(2,984,550)	—	(2,984,550)
Balance at December 31, 2012	3,993,306,819	39,933	656,943,591	215,395,146	9,206,322	199,717	881,784,709
Share-based compensation	—	—	5,667,846	—	—	—	5,667,846
Vesting of restricted shares to employees	10,749,320	107		—	—	—	107
Issuance of ordinary shares pursuant to share option plan	8,320,750	83	922,473	—	—	—	922,556
Return of ordinary shares under share lending facility	(407,319,400)	(4,073)	4,073	—	—	—	—
Net loss	—	—	—	(72,025,935)	—	(209,905)	(72,235,840)
Capital contribution from non-controlling interests	—	—	—	—	—	342,196	342,196
Acquisition of non-controlling interest	—	—	(150,071)	—	—	(49,929)	(200,000)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	6,196,609	586	6,197,195
Balance at December 31, 2013	3,605,057,489	36,050	663,387,912	143,369,211	15,402,931	282,665	822,478,769

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars)

	Year ended December 31,
	2011	2012	2013

Operating activities:

Net loss	(37,820,242)	(266,555,527)	(72,235,840)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	69,837,152	111,108,445	116,788,045
Loss on change in fair value of investment in securities	295,715	—	—
Equity in loss of associates	—	—	746,434
(Gain) loss on change in fair value of derivatives	(9,495,084)	182,335	1,580,824
Provision for impairment loss of project assets	—	—	10,660,148
Loss (gain) on disposal of property, plant and equipment	3,586,877	(308,739)	(13,416)
Allowance made for accounts receivable, net of recoveries	26,556,358	61,387,013	257,932
Provision for losses of advances to suppliers	9,456,713	2,750,340	—
Inventory write-down	22,242,087	39,555,386	40,588,365
Deferred income tax benefit	(4,579,609)	(24,258,916)	(17,638,880)
Share-based compensation	7,958,434	5,999,427	5,667,846
Amortization of convertible senior notes issuance costs	2,101,948	—	—
Gain on repurchasing convertible senior notes	(2,341,290)	(5,091,424)	(282,625)

Changes in operating assets and liabilities:
Accounts receivable	(115,775,917)	14,992,761	(45,192,542)
Inventories	(192,894,750)	(64,494,897)	93,621,779
Project assets	23,216,361	(29,239,605)	(68,995,784)
Advances to suppliers	(18,614,756)	(7,737,684)	(25,560,531)
Prepaid expenses and other current assets	(37,275,621)	12,914,006	(49,668,929)
Other noncurrent assets	—	(1,669,354)	(144,536)
Accounts payable	221,770,071	15,223,823	32,615,213
Amount due to related parties	6,079,370	(1,886,856)	10,524,438
Income taxes payable	(29,654,334)	(3,565,482)	2,331,466

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS— (continued)

(Amounts in U.S. dollars)

	Year ended December 31,
	2011	2012	2013

Accrued expenses and other current liabilities	67,008,197	(44,652,036)	(1,238,302)
Accrued warranty costs	20,099,312	6,969,833	15,963,062
Other noncurrent liabilities	(4,029,184)	178,265	(3,842,967)
Prepaid land use rights	(5,800,534)	—	—
Net cash provided by (used in) operating activities	21,927,274	(178,198,886)	46,531,200

Investing activities:
Purchases of property, plant and equipment	(360,886,231)	(141,108,975)	(69,990,898)
Prepaid land use rights	—	—	(2,149,101)
Proceeds from sale of property, plant and equipment	1,523,598	3,896,148	52,858
Subsidies received from government for purchases of property, plant and equipment	2,315,542	4,837,756	2,817,719
Investments in affiliates	(3,910,984)	(6,893,519)	(3,135,773)
(Increase) decrease in restricted cash	(41,567,128)	(31,317,730)	36,200,065
Net cash used in investing activities	(402,525,203)	(170,586,320)	(36,205,130)

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (continued)

(Amounts in U.S. dollars)

	Year ended December 31,
	2011	2012	2013

Financing activities:
Proceeds from issuance of ordinary shares pursuant to share option plan	156,048	—	922,556
Payment for repurchase of convertible senior notes	(7,582,710)	(39,082,576)	(26,292,375)
Redemption of convertible senior notes	(320,000)	—	(57,007,000)
Proceeds from short-term bank borrowings	617,992,242	1,044,195,782	987,890,556
Repayment of short-term bank borrowings	(465,921,421)	(635,681,819)	(1,086,230,806)
Proceeds from long-term bank borrowings	298,922,413	82,107,781	13,941,512
Repayment of long-term bank borrowings	—	(109,273,393)	(170,480,333)
Payment for acquisition of non-controlling interest	—	—	(200,000)
Contribution from non-controlling interests	200,001	—	342,196
Net cash provided by (used in) financing activities	443,446,573	342,265,775	(337,113,694)

Effect of exchange rate changes	1,183,743	(2,984,550)	6,197,195

Net change in cash and cash equivalents	64,032,387	(9,503,981)	(320,590,429)

Cash and cash equivalents at the beginning of the year	752,747,586	816,779,973	807,275,992
Cash and cash equivalents at the end of the year	816,779,973	807,275,992	486,685,563
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	31,182,570	48,716,224	50,023,964
Income taxes paid	52,731,568	3,024,638	4,075,481

Supplemental schedule of non-cash investing activities:

Purchases of property, plant and equipment included in accounts payable	108,993,805	45,663,411	50,210,688

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in U.S. dollars, except share data)

1.              PRINCIPAL ACTIVITIES AND ORGANIZATION

Trina Solar Limited (“Trina”) was incorporated under the laws of the Cayman Islands on March 14, 2006. Trina Solar Limited and its subsidiaries (collectively the “Company”) are principally engaged in the manufacturing and selling of solar modules and also provide solar system development in the People’s Republic of China (the “PRC”) and overseas markets including Europe, the United States and other Asia Pacific regions.

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

As of December 31, 2013, the Company’s total consolidated current liabilities exceeded total consolidated current assets by $18,842,614. As of the same date, the Company had cash and cash equivalents of $486,685,563 and short-term bank borrowings, including current portion of long-term bank borrowings of $935,589,882. The liquidity of the Company is primarily depending on its ability to maintain adequate cash flows from operations, to renew its short-term bank loans and to obtain adequate external financing to support its working capital and meet its obligations and commitments when they become due.

The Company has carried out a review of its cash flow forecast for the twelve months ending December 31, 2014. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Company’s working capital and capital expenditures requirements, and to meet its short term debt obligations and other liabilities and commitments as they become due.  In preparing the cash flow forecast, management has considered historical cash requirements of the Company, as well as other key factors, including its ability to renew its short-term bank borrowings during 2014. Historically, the Company has renewed or rolled over substantially all its short-term bank loans upon the maturity date of the loans. From January 1, 2014 to March 28, 2014, the Company renewed short-term bank borrowings of $198 million that matured during this period. Management believes the assumptions used in the cash forecast are reasonable.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(b)         Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation. For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is shown as non-controlling interests.

(c)          Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance made for doubtful accounts receivable, provision for losses on advances to suppliers, inventory write-downs, the estimated useful lives of long-lived assets, the impairment of long-lived assets and project assets, fair value of foreign currency derivatives, accrued loss on firm purchase commitment, the accrual for uncertain tax positions and valuation allowance of deferred income tax assets, accrued warranty expenses, and the grant-date fair value of share-based compensation awards and related forfeiture rates. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(d)         Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(e)          Restricted cash

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

(f)           Fair value of financial instruments

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(g)         Investment in equity affiliates

Affiliated companies are entities over which the Company has significant influence, but which it does not control. The Company generally considers an ownership interest of 20% or higher to represent significant influence. Investments in equity affiliates are accounted for by the equity method of accounting. Under this method, the Company’s share of the profits or losses of affiliated companies is recognized in other income and its shares of movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Company and its affiliated companies are eliminated to the extent of the Company’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other-than-temporary. As of December 31, 2012 and 2013, the Company has equity investment in affiliates with a carrying amount of $10,960,391 and $11,769,730, respectively. No impairments were recorded for the years ended December 31, 2011, 2012 and 2013.

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

The Company regularly reviews the cost of inventory and records a lower of cost or market write-down if any inventories have a cost in excess of market value. In addition, the Company regularly evaluates the quantity and value of its inventory in light of current market conditions and market trends and record write-down for any quantities in excess of demand and for any product obsolescence. This evaluation considers historic usage, expected demand, market price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. If, based on assumptions about expected demand and market conditions, the Company determines that the cost of inventories exceeds its estimated market value or inventory is excess or obsolete, it records a write-down equal to the difference between the cost of inventories and the estimated market value. The Company also writes off silicon materials that may not meet its required specifications for inclusion in its manufacturing process. These materials are periodically sold for scrap or nominal amount.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(j)            Project assets

Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to the sale of the solar power project. These costs include modules, installation and other development costs, such as legal, consulting and permitting. While the project assets are not constructed for a specific customer, the Company intends to either sell the project assets upon their completion (“project assets held for sale”) or operate the project assets by itself (“project assets held for use”).

Project assets held for sale consisted of the following at December 31, 2012 and 2013:

	December 31,	December 31,
	2012	2013
	$	$
Project assets — Module cost	9,524,845	43,725,858
Project assets — Development	8,344,913	15,185,471
Project assets — Others	13,488,680	20,490,096
Total project assets	31,358,438	79,401,425

Current portion	7,960,441	73,304,654
Noncurrent portion, net of impairment loss	23,397,997	6,096,771

The Company reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For project assets held for sale, the Company considers a project commercially viable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. The Company also considers a partially developed or partially constructed project commercially viable if the anticipated selling price is higher than the carrying value of the related project assets plus the estimated cost to completion. The Company considers a number of factors, including changes in environmental, ecological, permitting, market pricing or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease.  The Company records an impairment loss of the project asset to the extent the carrying value exceeds its estimated recoverable amount.  The recoverable amount is estimated based on the anticipated sales proceeds plus any refundable project investment deposits reduced by estimated cost to complete such sales. For project assets held for use, the Company records impairment loss of the project assets following the accounting policy as disclosed in Note 2(m). In 2011 and 2012, no impairment loss for project assets have been provided. In 2013, the Company provided impairment loss of $10,660,148 for certain project assets held for sale.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(j)            Project assets - continued

Due to the development, construction, and sale timeframe of the Company’s solar projects, it classifies project assets held for sale which are not expected to be sold within the next 12 months as “Project assets, net of current portion” or noncurrent portion on the Consolidated Balance Sheets. Once specific milestones have been achieved, the Company determines if the sale of the project assets will occur within the next 12 months from a given balance sheet date and, if so, it then reclassifies the project assets as current.

As of December 31, 2012 and 2013, the company has pledged project assets with a total carrying amount of nil and $65,291,805, respectively, to secure bank borrowings (see Notes 10).

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

	Year ended December 31,
	2011	2012	2013
	$	$	$
Total interest incurred	37,459,515	51,886,930	48,444,855
Less: Interest capitalized	2,438,575	—	—
Interest expenses	35,020,940	51,886,930	48,444,855

The Company computes depreciation expense using the straight-line method over the estimated useful lives of the assets presented below.

Years

Buildings	10–25
Plant and machinery	5–10
Motor vehicles	3–5
Electronic equipment, furniture and fixtures	3–5

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(l)            Prepaid land use rights

The Company’s prepaid land use rights are reported at cost and are charged to expense on a straight-line basis over the 50-year period of the rights granted in the PRC.

(m)     Impairment of long-lived assets

The Company’s long-lived assets include property, plant and equipment, project assets held for use and other intangible assets with finite lives. The Company evaluates the long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events include but are not limited to significant current period operating or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. No impairments were recorded for long-lived assets during the years ended December 31, 2011, 2012, and 2013.

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(p)         Revenue recognition - continued

Revenue recognition for a given solar power project is dependent on the structure of the agreement and the Company’s intention on holding the project asset. For all the existing project assets the Company has gained control of land or land use rights. If the Company holds the project asset with the intention of developing it for sale, the Company recognizes revenue and the corresponding costs once the sale is consummated, the buyer’s initial and any continuing investments are adequate, the resulting receivables are not subject to subordination and the Company has transferred the customary risk and rewards of ownership to the buyer. In general, the sale is consummated upon the execution of an agreement documenting the terms of the sale and a minimum initial payment by the buyer to substantiate the transfer of risk to the buyer. As a result, depending on the value of the initial and continuing payment commitment by the buyer, the Company generally aligns the revenue recognition and release of project assets to cost of sale with the receipt of payment from the buyer. If the Company holds the project developed for use, the project asset is deemed as an operating asset, and the revenue from connection to the grid, as well as any other revenue generated by the solar power project prior to its sale, is classified as operating revenue for the Company. If the operating asset is eventually sold, the proceeds from the sale of the solar power project is classified as gain/loss on sale of asset.

(q)         Shipping and handling costs

Shipping and handling costs charged to customers are recorded in net sales. Shipping and handling costs relating to solar module sales of $45,498,328, $54,675,873 and $59,965,161 are included in selling expenses for the years ended December 31, 2011, 2012 and 2013, respectively. Shipping and handling costs relating to inventory purchases of $469,416, $869,814 and $1,353,600 are included as a component of cost of goods sold for the years ended December 31, 2011, 2012 and 2013, respectively.

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(s)           Government grants

The Company qualifies for grants from the PRC government for achieving certain research and development milestones. It records these grants as an offset to its research and development expenses in the periods in which the Company earns them. Grants that it receives prior to when the Company achieves the specified milestone are reported as a liability. The Company recorded, $411,970, $342,974 and nil of earned grants as reductions of research and development expenses for the years ended December 31, 2011, 2012 and 2013, respectively. Government grants related to assets are recorded as deferred liabilities and are recognized as an offset to depreciation expense on a straight-line basis over the useful life of the associated asset. The Company received government grants for assets of $2,315,542, $4,837,756 and $2,817,719 during the years ended December 31, 2011, 2012 and 2013, respectively, and recognized $4,833,562, $2,460,843 and $320,682 as an offset to depreciation expense for the years ended December 31, 2011, 2012 and 2013, respectively. The Company records unrestricted cash government subsidies in other income in the consolidated statements of operations. Unrestricted cash government subsidies received were $8,045,834, $1,002,024 and $5,380,114 during the years ended December 31, 2011, 2012 and 2013, respectively.

(t)               Product warranties

Historically the Company provided a limited warranty to the original purchasers of its solar modules for two or five years, in relation to defects in materials and workmanship, and 25 years in relation to minimum power output. Since June 2011, the Company extended the warranty period in relation to defects in materials and workmanship from two or five years to ten years. Additionally, the Company has replaced its two-step performance warranty with a linear performance warranty that guarantees module power output will not decrease by more than approximately 0.7% per year after the initial year of service. The Company accrues warranty costs when recognizing revenue and recognizes such costs as a component of selling expense. Warranty costs primarily consist of replacement costs for parts and materials and labor costs for maintenance personnel. Due to its limited solar module manufacturing history, the Company does not have a significant history of warranty claims. Based on its best estimates of both future costs and the probability of incurring warranty claims, the Company accrues for product warranties at 1% of solar module sales. The Company derives its estimates from a number of factors, including (1) an analysis of actual historical costs incurred in connection with its warranty claims, (2) an assessment of competitors’ accrual and claim history and (3) results from academic research, including industry-standard accelerated testing, and other assumptions that the Company believes to be reasonable under the circumstances. The Company’s revision to its warranty policy in June 2011 did not have a material effect on its warranty accrual rate. The Company’s estimates of its warranty obligations are subjective. The Company regularly analyzes its claim history and the performance of its products compared to its competitors to determine whether the accrual is adequate. Should the Company begin to experience warranty claims different from its accrual rate, the Company will prospectively revise the warranty accrual rate.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $145,036,568 and $154,134,399 as of December 31, 2012 and 2013, respectively. As of December 31, 2013, 97% of the Company’s cash and cash equivalents and restricted cash were held in major financial institutions located in PRC, European, USA and Asian Pacific financial institutions and amounted to $542,381,806 in total which were denominated in the following currencies:

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(u)    Foreign currency translation and foreign currency risk - continued

	USD	RMB	EUR	GBP	AUD
	(million)	(million)	(million)	(million)	(million)
In PRC	216	939	33	—	1
In European Union	12	—	31	10	4
In USA	33	—	—	—	—
In Asian Pacific	16	1	—	—	1
Total in original currency	277	940	64	10	6

US$ equivalent	277	154	89	16	6

(v)         Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalent, restricted cash, accounts receivable, advances to suppliers and foreign currency forward contracts. The Company’s investment policy requires cash and cash equivalents, restricted cash, and investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. Similarly, the Company enters into foreign currency derivative contracts with high-quality financial institutions and limits the amount of credit exposure to any one counterparty. The foreign currency derivative contracts are limited to a time period of less than 6 months. The Company regularly evaluates the credit standing of its counterparty financial institutions.

Before conducting business with customers, the Company conducts credit evaluations of these customers and requires certain customers to post letters of credit to secure payment or to make significant down payments. The Company generally has not required collateral or other security interests from its suppliers but it performs ongoing credit evaluations and communication with these suppliers of their financial condition and capability for goods delivery. The Company records an allowance for doubtful accounts primarily based on the specific evaluation of individual account’s collectability and recoverability risk, previous loss history and the counterparties’ current ability to fulfill its obligation.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(v)         Concentrations of credit risk - continued

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

The Company entered into certain forward foreign exchange contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with outstanding accounts receivable. The foreign exchange hedge contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency hedge contracts are recognized in the consolidated statements of operations. During the years ended December 31, 2011, 2012 and 2013, the Company recorded change in fair value of forward foreign currency exchange contracts of $(11,393,346) , $8,541,721and $2,180,418, respectively, which has been recorded in “Derivative (loss) gain” in the consolidated statements of operations.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(y)         Loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. Diluted loss per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.

The following table sets forth the computation of the basic and diluted loss from operations per share for the periods indicated:

	Year ended December 31,
	2011	2012	2013
	$	$	$
Net loss attributable to Trina Solar Limited shareholders — basic	(37,820,093)	(266,555,392)	(72,025,935)

Net loss attributable to Trina Solar Limited shareholders — diluted	(37,820,093)	(266,555,392)	(72,025,935)

Weighted average number of ordinary shares outstanding — basic	3,521,182,416	3,534,829,694	3,553,552,756

Weighted average number of ordinary shares outstanding — diluted	3,521,182,416	3,534,829,694	3,553,552,756

Loss per ordinary share from operations — basic	(0.01)	(0.08)	(0.02)

Loss per ordinary share from operations — diluted	(0.01)	(0.08)	(0.02)

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(y)         Loss per share — continued

For the years ended December 31, 2011, 2012 and 2013, the following securities were excluded from the computation of diluted loss per share as inclusion would have been anti-dilutive.

	Year ended December 31,
	2011	2012	2013

Non-vested restricted shares	47,183,592	40,464,927	38,183,882
Share options	57,839,459	99,161,181	129,085,735
Convertible senior notes	377,083,332	246,700,118	—

Total	482,106,383	386,326,226	167,269,617

(z)          Recently issued accounting pronouncements

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.  ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component.  In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.  For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. ASU 2013-02 is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. The Company adopted the new guidance in the first quarter of 2013. The adoption did not have a material impact on the Company’s consolidated financial statements and related disclosure.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.                   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(z)               Recently issued accounting pronouncements - continued

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward.  ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014.  The new standard is to be applied prospectively but retrospective application is permitted.  The Company will implement the provisions of ASU 2013-11 as of January 1, 2015. The implementation will not have a material impact on the Company’s consolidated financial statements or related disclosure.

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

	At December 31,
	2011	2012	2013
	$	$	$
Balance, beginning of the year	19,295,063	45,438,767	106,825,173
Allowance made during the year	26,556,358	61,387,013	257,932
Amount written-off against allowance	(412,654)	(607)	(10,025,295)
Balance, end of the year	45,438,767	106,825,173	97,057,810

In order to secure a stable supply of silicon and wafer, the Company makes advances to certain suppliers. Advances to suppliers which the Company expects to take delivery of the inventory after the next twelve months are classified as non-current assets in the Company’s consolidated balance sheets. The Company monitors suppliers to ensure the timely delivery of goods in accordance with agreed schedules, and assesses the recoverability of advances to suppliers by analyzing specific supplier accounts that have known or potential settlement issues. The Company made provision for losses of advances to suppliers totaling $9.5 million, $2.8 million and nil during the years ended December 31, 2011, 2012 and 2013, respectively.

TRINA SOLAR LIMITED AND SUBSIDIARIES

4.                  INVENTORIES

Inventories consisted of the following:

	At December 31,
	2012	2013
	$	$

Raw materials	69,340,896	$43,987,539
Work in progress	41,547,820	$40,004,269
Finished goods	207,614,743	$160,540,655
Total	318,503,459	$244,532,463

In 2011, 2012 and 2013, inventories were written down by $22,242,087, $39,555,386 and $40,588,365, respectively, to reflect the lower of cost or market.

5.                  PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	At December 31,
	2012	2013
	$	$

Buildings	169,769,630	193,651,543
Plant and machinery	886,430,211	947,100,162
Motor vehicles	3,414,460	3,459,925
Electronic equipment, furniture and fixtures	94,749,383	104,751,785
	1,154,363,684	1,248,963,415
Less: Accumulated depreciation	(294,156,922)	(413,829,203)
	860,206,762	835,134,212
Construction in progress	33,133,243	54,618,397
Property, plant and equipment, net	893,340,005	889,752,609

Depreciation of property, plant and equipment was $69,837,152, $110,221,637 and $115,964,302 for the years ended December 31, 2011, 2012 and 2013, respectively.

Construction in progress primarily represents the construction of new plants that include several new production lines and the machinery under installation.

As of December 31, 2012 and 2013, the Company has pledged property, plant and equipment with a total carrying amount of $564,244,909 and $490,979,601, respectively, to secure bank borrowings (see Note 10).

TRINA SOLAR LIMITED AND SUBSIDIARIES

6.                   PREPAID LAND USE RIGHTS

Prepaid land use rights represent fees paid to obtain the land use rights for the Company’s business operations. Amounts of amortization recognized in profit and loss related to the prepaid land use rights were $783,214, $886,808 and $823,743 for the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2012 and 2013, land use rights of $16,620,946 and $16,267,348 respectively, were pledged as collateral to secure bank borrowings (see Note 10).

7.                   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and current liabilities consisted of the following:

	At December 31,
	2012	2013
	$	$

Payroll and welfare payables	22,155,642	23,769,468
Advance from customers	20,146,923	29,672,618
Derivatives	182,963	475,973
Accrued expenses	24,410,724	25,715,366
Payments to Custom and other taxes payables	1,991,918	15,523,654
Other payables	21,080,447	29,994,327
Total	89,968,617	125,151,406

Other payables primarily include the liabilities incurred for the Company’s purchase of equipment and miscellaneous services.

TRINA SOLAR LIMITED AND SUBSIDIARIES

8.                   DERIVATIVE FINANCIAL INSTRUMENTS

The following tables present the fair values of derivative instruments included in the Company’s consolidated balance sheets as of December 31, 2012 and 2013:

December 31, 2012
Other
	Other Assets	Current
	- Current	Liabilities
	$	$
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	1,639,337	182,963

December 31, 2013
Other
	Other Assets	Current
	- Current	Liabilities
	$	$
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	351,523	475,973

See Note 9, “Fair Value Measurement,” to the Company’s consolidated financial statements for information about the techniques the Company uses to measure the fair value of its derivative instruments.

The following table presents the amounts related to derivative instruments affecting the Company’s consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013:

	Amount of (loss) gain on Derivatives Recognized in Income Year Ended December 31			Location of (loss) gain Recognized in
Derivative Type	2011	2012	2013	Income on Derivatives
	$	$	$
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	(11,393,346)	8,541,721	2,180,418	Derivatives (loss) gain

TRINA SOLAR LIMITED AND SUBSIDIARIES

9.                   FAIR VALUE MEASUREMENT

The Company does not have any assets or liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2012 and 2013.

As of December 31, 2012 and 2013, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

9.                   FAIR VALUE MEASUREMENT — continued

Fair Value Measurements at December 31, 2013
Using
Quoted
	Total Fair	Prices in
	Value and	Active	Significant
	Carrying	Markets for	Other	Significant
	Value on the	Identical	Observable	Unobservable
	Balance	Assets	Inputs	Inputs
	Sheet	(Level 1)	(Level 2)	(Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	351,523	—	351,523	—
Liabilities:
Foreign exchange forward contracts	(475,973)	—	(475,973)	—
Net assets	(124,450)	—	(124,450)	—

A summary of changes in Level 3 foreign exchange forward contracts for the years ended December 31, 2011, 2012 and 2013 is as follows:

	As of December 31,
	2011	2012	2013
	$	$	$
Beginning balance	(13,478,691)	—	—
Total gain or losses (realized/unrealized)
Included in earnings	—	—	—
Settlements	13,478,691
Ending balance	—	—	—

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

10.            BANK BORROWINGS

The Company’s bank borrowings consisted of the following:

	At December 31,
	2012	2013
	$	$
Bank borrowings
Short-term	711,773,487	613,433,236
Long-term, current portion	164,047,303	322,156,646
Total current	875,820,790	935,589,882

Long-term, non-current portion	415,150,385	100,502,222
Total	1,290,971,175	1,036,092,104

Short-term borrowings

The Company’s short-term bank borrowings consisted of the following:

	At December 31,
	2012	2013
	$	$

Short-term borrowings guaranteed by Trina	151,136,743	376,481,244
Short-term borrowings secured by plants and machinery of Changzhou Trina Solar Energy Co., Ltd. (“Trina China”)	56,136,744	139,481,245
Unsecured short-term borrowings	504,500,000	97,470,747
Total	711,773,487	613,433,236

The average interest rate on short term borrowings was 3.88% and 3.70% per annum for the years ended December 31, 2012 and 2013, respectively. The funds borrowed under the above short-term arrangements are repayable within one year. As of December 31, 2013, eight short term loans are secured by the plant and machinery of Trina China with carrying value of $109,277,371.

As of December 31, 2013, the Company has short-term bank facilities of $771,361,020, with various banks, of which $613,433,236 had been drawn down, and $157,927,784 was available.

TRINA SOLAR LIMITED AND SUBSIDIARIES

10.            BANK BORROWINGS — continued

Long term borrowings

The Company’s long-term borrowings consisted of the following:

	At December 31,
	2012	2013
	$	$

Long-term borrowings secured by plants, machineries, and land use rights	300,271,499	147,077,179
Long-term borrowings secured by solar project assets	—	11,481,245
Long-term borrowings guaranteed by Trina	80,000,000	80,000,000
Unsecured long-term borrowings	198,926,189	184,100,444
Total	579,197,688	422,658,868

On September 8, 2009, Trina China entered into a five-year credit facility with a syndicate of banks including both Renminbi (“RMB”) facility and US dollar facility (the “Facility”) amounting to RMB1,524.6 million ($242.0 million) and $80.0 million respectively, of which RMB1,292.0 million ($205.1 million) and $80.0 million are designated solely for the expansion of the Company’s production capacity, and the remaining amount to be used to supplement working capital requirements once the capacity expansion is completed. The facility can be drawn down either in RMB and US dollar. As of December 31, 2012 and 2013, the Company had fully drawn down the capacity expansion portion under the Facility. Trina China had a loan balance of $184.6 million and $93.5 million as of December 31, 2012 and 2013, respectively. The weighted-average interest rate for borrowings under the Facility is 6.43% and 6.62% for the years ended December 31, 2012 and 2013, respectively. Interest is payable quarterly or biannually in arrears for loans denominated in RMB and US dollars, respectively. The interest rate on RMB-denominated borrowings is 110% of the prevailing base lending rate pronounced by People’s Bank of China (“PBOC”) for loans of similar duration. The interest rate on US dollar-denominated borrowings is the prevailing six-month US London Interbank Offered Rate (“LIBOR”) plus 300 basis points. As of December 31, 2013, the Facility is guaranteed by Trina as well as by the property, plant and equipment with carrying value of $253,565,110 and the related land use rights of $13,974,361. For purposes of the expansion, the Company is required to match Facility draw-down with an equal amount of cash from sources other than the Facility. The Facility contains certain financial covenants which require that specified debt to total assets ratio, net profit ratio and income to interest ratio be maintained. As of December 31, 2011, Trina China violated the net profit ratio and income to interest ratio covenants. Trina China obtained a waiver letter from the Agriculture Bank of China, the leading bank in the syndicated loan, on February 8, 2012 to waive the covenants for the whole Facility period.

TRINA SOLAR LIMITED AND SUBSIDIARIES

10.            BANK BORROWINGS — continued

On May 17, 2011, Trina China entered into a three year credit facility with the Export-Import Bank of China (the “Ex-Imp Facility”) amounting to $40.0 million, which is designated solely for capital expenditure purposes. As of December 31, 2012, the Company had drawn down $14.0 million and the remaining $26.0 million had expired due to the completion of the underlying capital project. Trina China had a loan balance outstanding of $10.5 million and $3.5 million as of December 31, 2012 and 2013, respectively. The interest rate is the prevailing six-month US LIBOR plus 380 basis points, which is 4.47% and 4.59% in 2012 and 2013, respectively. As of December 31, 2013, the Ex-Imp Facility is guaranteed by Trina as well as by the property, plant and equipment with carrying value of $27,481,009. The facility contains a debt payment coverage ratio covenant. Trina China was in compliance with the covenant as of December 31, 2012 and 2013.

On June 29, 2011, Trina China entered into a three-year credit facility with China Development Bank (“CDB”) (the “TCZ CDB Facility”) amounting to $180.0 million, which is designated for the working capital. As of December 31, 2012 and 2013, the Company had fully drawn down the TCZ CDB Facility. Trina China had a loan balance outstanding of $180.0 million as of December 31, 2012 and 2013. The interest rate is the prevailing three-month US LIBOR plus 300 basis points, which is 3.47% and 3.57% in 2012 and 2013, respectively. The TCZ CDB Facility contains certain financial covenants which require that specified current ratio, quick ratio, debt to asset ratio, debt repayment coverage ratio, interest coverage ratio, contingent liability ratio, current assets turnover and accounts receivable turnover be maintained. As of December 31, 2012, Trina China violated the required threshold of relevant covenants of debt to asset ratio, current assets turnover and accounts receivable turnover. Trina China obtained a written letter from CDB stating that the bank waives Trina China’s covenants breach by revising those relevant covenants. As of December 31, 2013, Trina China was in compliance with the revised covenants.

On December 7, 2011, Trina Solar (Changzhou) Science and Technology Co., Ltd. (“TST”) entered into a three-year structured term loan facility with Standard Chartered Bank (Hong Kong) Limited (the “SC Facility”) amounting to $100.0 million, which can be drawn down in single or multiple tranches within the first 12 months either in HKD or USD. Each tranche is for a term of up to 36 months from the initial drawdown date, and may be extended for up to another two years at TST’s discretion. The SC Facility is designated solely for the Company’s East Campus construction, which is expected to add approximately 500 MW of cell and module capacity to facilitate the Company’s high-efficiency Honey cell technology. As of December 31, 2012 and 2013, the Company had fully drawn down the SC Facility. TST had a loan balance outstanding of $100.0 million and $45.2 million as of December 31, 2012 and 2013, respectively. The interest rate is the Hong Kong Interbank Offered Rate plus 2.25%, which is 2.63% and 2.61% in 2012 and 2013 respectively. The SC Facility is guaranteed by Trina as well as by the property, plant and equipment for which this borrowing is used to construct. The carrying value of property, plant and equipment was $100,656,111 as of December 31, 2013. The SC Facility contains certain financial covenants which require that specified gearing, net tangible assets value and EBITDA-to-interest ratio be maintained. TST was in compliance with the covenants as of December 31, 2012 and 2013.

TRINA SOLAR LIMITED AND SUBSIDIARIES

10.            BANK BORROWINGS — continued

On December 23, 2011, Trina China entered into a three-year credit facility with Agriculture Bank of China (the “ABC Facility”) amounting to RMB 30.0 million ($4.8 million) at an interest rate of 6.65% per year, which is designed solely for the “MW Square Crystal Silicon Heterojunction Solar Battery Research, Development and Industrialization Project”. As of December 31, 2012 and 2013, the Company had fully drawn down the facility. Trina China had a loan balance outstanding of $4.8 million as of December 31, 2012 and 2013. As of December 31, 2013, the ABC Facility is secured by the land use rights with carrying value of $2,292,987. There are no covenants with respect to this facility.

On December 31, 2012, Trina Solar (Luxembourg) Holdings S.A.R.L. (“TLH”) entered into a three-year credit facility with CDB (the “TLH CDB Facility”) amounting to $80.0 million which is designated for working capital. As of December 31, 2012 and 2013, the Company had fully drawn down the facility. TLH had a loan balance outstanding of $80.0 million as of December 31, 2012 and 2013. The interest rate is the prevailing six-month US LIBOR plus 370 basis points which is 4.21% in 2012 and 2013, respectively. The TLH CDB Facility is guaranteed by Trina. The facility contains financial covenants and TLH was in compliance with the covenants as of December 31, 2012 and 2013.

TRINA SOLAR LIMITED AND SUBSIDIARIES

10.            BANK BORROWINGS — continued

Trina also financed certain solar energy project through specific bank borrowing secured by the project assets. On November 15, 2013, one of Trina’s subsidiaries, Wuwei Trina Solar Electricity Generation Pte Ltd. (“Wuwei”) entered into a loan agreement with CDB for the construction of PV project located in China Gansu province. The total credit facility under the agreement is RMB 370.0 million ($60.7 million), with a maturity of 180 months. Interest is due quarterly in arrears. The interest rate is the prevailing base lending rate pronounced by PBOC for loans of similar duration. The outstanding balance as of December 31, 2013 was RMB 70.0 million ($11.5 million). The remaining undrawn amount under the credit facility is RMB 300 million ($49.2 million) as of December 31, 2013. The loan was guaranteed by Trina China in addition to collateral provided by Wuwei’s project assets. The borrowing bears the prevailing base lending rate pronounced by PBOC for loans of similar duration. The borrowing contains an asset liability ratio covenant. Wuwei was in compliance with the covenant as of December 31, 2013.

Future principal payments under the above long-term borrowings as of December 31, 2013 are as follows:

Fiscal Years Ending December 31,	Borrowings secured by solar project	Other long-term borrowings	Total

2014	—	322,156,646	322,156,646
2015	3,280,356	86,560,711	89,841,067
2016	4,100,444	—	4,100,444
2017	4,100,445	—	4,100,445
2018	—	2,460,266	2,460,266
Total	11,481,245	411,177,623	422,658,868

TRINA SOLAR LIMITED AND SUBSIDIARIES

11.            CONVERTIBLE SENIOR NOTES

On July 23, 2008, the Company issued $138 million of 4% Convertible Senior Notes (the “Notes”). The Notes mature on July 15, 2013 and bear interest at a rate of 4.00% per annum, payable in arrears semi-annually on January 15 and July 15, beginning January 15, 2009 and has been fully paid off as of July 15, 2013.

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

Proceeds to the Company were $132,392,740, net of issuance costs of $5,607,260, which were amortized over the period from July 23, 2008, the date of issuance, to July 15, 2011, the earliest redemption date, using the effective interest method. Amortization expense for the years ended December 31, 2011, 2012 and 2013 was $2,101,948, nil and nil, respectively.

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

11.            CONVERTIBLE SENIOR NOTES — continued

The Loaned Shares must be returned to the Company by the earliest of (a) the maturity date of the Notes, July 15, 2013, (b) upon the Company’s election to terminate the Share Lending Agreement at any time after the later of (x) the date on which the entire principal amount of the Notes ceases to be outstanding, and (y) the date on which the entire principal amount of any additional convertible securities that the Company has in writing consented to permit the ADS Borrower to hedge under the Share Lending Agreement ceases to be outstanding, in each case, whether as a result of conversion, redemption, repurchase, cancellation or otherwise; and (c) the termination of the Share Lending Agreement. The Company is not required to make any payment to the Underwriter or ADS Borrower upon the return of the Loaned Shares. The Loaned Shares have been fully returned and cancelled at par value upon the redemption of convertible notes on July 15, 2013.

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

11.            CONVERTIBLE SENIOR NOTES — continued

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

In 2012 and 2013, the Company repurchased $44,174,000 and $26,575,000 aggregate principle amount of the Notes in the open market for a total cash consideration of $39,082,576 and $26,292,375 respectively. Gain of $5,091,424 and $282,625 on the repurchase was recorded in other income in 2012 and 2013 respectively. On July 15, 2013, the Company redeemed remaining outstanding notes at principal amount of $57,007,000.

12.            ACCRUED WARRANTY COSTS

The movement of the Company’s accrued warranty costs is summarized below:

	For the year ended December 31,
	2011	2012	2013
	$	$	$
Beginning balance	38,710,874	58,810,186	65,780,019
Warranty provision	21,939,223	12,467,698	16,587,011
Warranty costs incurred	(1,839,911)	(5,497,865)	(623,949)
Ending balance	58,810,186	65,780,019	81,743,081

TRINA SOLAR LIMITED AND SUBSIDIARIES

13.       SHARE-BASED COMPENSATION

The Company measures share-based compensation cost on the grant date at the fair value of the award and recognizes this cost as an expense on straight-line basis over the grant recipients’ requisite service period.

The following table presents the Company’s share-based compensation expense by types of award:

	2011	2012	2013
	$	$	$

Share options	2,167,209	2,163,693	2,756,308
Restricted shares	5,791,225	3,835,734	2,911,538
Total share-based compensation expense	7,958,434	5,999,427	5,667,846

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

13.       SHARE-BASED COMPENSATION — continued

Restricted Shares — continued

The following is a summary of activities under the Plan:

		Weighted
	Number of	average grant
	shares	date fair value

Non-vested at January 1, 2013	40,464,927	$0.29
Granted	13,943,150	$0.16
Vested	(10,749,320)	$0.46
Forfeited	(5,474,875)	$0.26
Nonvested at December 31, 2013	38,183,882	$0.19

The fair value of the restricted shares was based on the market price on the date of grant.

As of December 31, 2013 there was $7,136,731 of total unrecognized compensation cost related to the compensation cost of unvested restricted shares, which is expected to be recognized over a weighted-average period of 2.67 years. The total fair value of shares vested during the years ended December 31, 2011, 2012, and 2013 was $7,551,432, $1,449,353 and $1,266,440, respectively.

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

During 2011, 2012 and 2013, the Company granted 26,428,314, 51,785,550 and 53,599,950 share options, respectively, to its board of directors and employees. Those share options will vest one third per annum on the anniversary of the grant date.

TRINA SOLAR LIMITED AND SUBSIDIARIES

13.       SHARE-BASED COMPENSATION — continued

Share Options — continued

A summary of the option activity is as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number	Exercise	Contractual	Intrinsic
	of Options	Price	Term	Value

Options outstanding at December 31,2012	99,161,181	$0.25	3.70
Granted	53,599,950	$0.10
Exercised	(8,320,750)	$0.11
Forfeited	(15,354,646)	$0.32
Options outstanding at December 31, 2013	129,085,735	$0.19	3.58	17,898,415
Options vested or expected to vest at December 31, 2013	100,118,977	$0.22	3.41	12,688,649
Options exercisable at December 31, 2013	37,698,195	$0.35	2.38	2,549,182

Total intrinsic value of options exercised for the years ended December 31, 2011, 2012 and 2013 were $ 263,779, nil, and $1,041,126, respectively. The weighted-average grant date fair value of options granted during the years ended December 31, 2011, 2012 and 2013 was $0.25, $0.02 and $0.09, respectively, computed using the Black-Scholes-Merton closed-form option valuation model and using the following weighted average assumptions:

	2011	2012	2013
Risk free rate of return	0.96%	0.32%	0.39%
Expected term	3.50	3.50	3.50
Volatility ratio	74.04%	74.78%	74.51%
Dividend yield	—	—	—

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

As of December 31, 2013, the Company had $3,287,102 of unrecognized share-based compensation cost related to unvested share options, which it expects to recognize over a weighted-average period of 1.96 years.

14.       INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Hong Kong

The Company’s fully-owned subsidiary, Trina Solar (Hong Kong) Enterprise Limited (“THK”) was subject to Hong Kong profit tax at a rate of 16.5% in 2011, 2012 and 2013. No Hong Kong profit tax has been provided as THK has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

Singapore

The Company’s fully-owned subsidiary, Trina Solar Singapore Pte. Ltd. (“TSI”) and Trina Solar Energy Development Pte. Ltd. (“TED”) were subject to Singapore profit tax at a rate of 17% in 2011. In 2012 and 2013, TSI is subject to Singapore profit tax at a rate of 17% and TED is subject to a preferential Singapore profit tax at an effective rate of 5%, respectively. No Singapore profit tax has been provided as TSI and TED did not have assessable profit that was earned in or derived from Singapore during the year presented.

Switzerland

The statutory tax rate in Switzerland is 27.8%. The Company’s fully owned subsidiary, Trina Solar (Schweiz) AG (“TSW”) was subject to a preferential Switzerland profit tax at an effective rate of 7.65%, 7.65%, and 10.12% in 2011, 2012 and 2013, respectively, pursuant to approved tax ruling.

TRINA SOLAR LIMITED AND SUBSIDIARIES

14.       INCOME TAXES - continued

Luxemburg

The statutory tax rate in Luxemburg is 28.8%. The Company’s fully owned subsidiary, Trina Solar (Luxembourg) S.A.R.L. (“TLB”) has filed all necessary documents to obtain the ruling of participation exemption on the gain in Luxembourg. Management is of the view that TLB will obtain the participation exemption ruling which will entitle it to tax rate of 0% for the capital gains on the disposal of projects.

United States

The Company’s subsidiaries incorporated in the United States were subject to United States income tax at a combined federal and state tax rate of 40% in 2011, 2012 and 2013, respectively.

Japan

The Company’s fully owned subsidiary, Trina Solar (Japan) Limited (“TJP”) was subject to Japan profit tax at a rate of 40% in 2011, 2012 and 2013, respectively.

Germany

The Company’s fully owned subsidiary, Trina Solar (Germany) GmbH (“TGM”) was subject to Germany profit tax at a rate of 32.9% in 2011, 2012 and 2013, respectively.

Italy

The Company’s subsidiaries incorporated in Italy were subject to Italian profit tax at a rate of 31.4% in 2011, 2012 and 2013, respectively.

Spain

The Company’s fully owned subsidiary, Trina Solar (Spain) S.L.U. (“TSP”) was subject to Spanish profit tax at a rate of 30.0% in 2011, 2012 and 2013, respectively.

TRINA SOLAR LIMITED AND SUBSIDIARIES

14.       INCOME TAXES — continued

PRC

Under PRC’s Enterprise Income Tax Law (“EIT Law”), the statutory income tax rate is 25%, and the EIT rate shall be reduced to 15% for state-encouraged High and New Technology Enterprises (“HNTE”). The Company’s PRC subsidiaries are subject to income tax at 25%, unless otherwise specified. Trina China obtained a HNTE certificate in 2008 and was therefore entitled to a reduced EIT rate of 15% from 2008 to 2010. In 2011, Trina China renewed the HNTE certificate and therefore is subject to income tax rate at 15% from 2011 to 2013. Trina China’s applicable income tax rate from January 1, 2014 onwards is 25% unless it requalifies as a HNTE. TST obtained a HNTE certificate in 2011 and is therefore entitled to a reduced EIT rate of 15% from 2011 to 2013. Management is of the view that TST will continue its HNTE status upon renewal for another three years from 2014 to 2016.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 ($15,900) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2008 through 2013 on non-transfer pricing matters, and from 2003 through 2013 on transfer pricing matters.

As of January 1, 2013 and for the year ended December 31, 2013, the Company has no unrecognized tax benefits relating to uncertain tax positions. Also, the Company does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months.

The operating results before income tax and the provision for income taxes by tax jurisdictions for the years ended December 31, 2011, 2012 and 2013 is as follows:

TRINA SOLAR LIMITED AND SUBSIDIARIES

14.       INCOME TAXES — continued

	Years ended December 31,
	2011	2012	2013
	$	$	$

Income (loss) before income taxes:
PRC	(3,556,550)	(185,318,162)	(42,539,327)
Switzerland	(5,581,319)	(51,593,606)	(30,799,509)
United States	1,023,440	(36,911,818)	5,798,384
Other jurisdictions	(22,396,194)	(18,137,013)	(17,725,779)

Total loss before income taxes	(30,510,623)	(291,960,599)	(85,266,231)

Current tax expense:
PRC	7,416,997	1,946,775	149,516
Switzerland	—	(4,327,859)	4,441,146
United States	3,249,978	876,505	(2,370,118)
Other jurisdictions	1,222,253	358,423	2,387,945
Total current tax expense (benefit)	11,889,228	(1,146,156)	4,608,489

Deferred tax (benefit) expense:
PRC	(1,742,264)	(27,888,483)	(20,077,224)
Switzerland	534,770	762,913	(1,230,256)
United States	(2,834,865)	3,211,018	—
Other jurisdictions	(537,250)	(344,364)	3,668,600
Total deferred tax benefit	(4,579,609)	(24,258,916)	(17,638,880)

Total income taxes expense (benefit)	7,309,619	(25,405,072)	(13,030,391)

TRINA SOLAR LIMITED AND SUBSIDIARIES

14.       INCOME TAXES — continued

A reconciliation between the PRC statutory income tax rate of 25% and the effective income tax rate computed by income tax expense (benefit) and loss before income taxes reported in the consolidated statements of operations is as follows:

	Years ended December 31,
	2011	2012	2013

PRC statutory enterprise income tax rate	25.0%	25.0%	25.0%
Tax rate differential for entities in non-PRC jurisdictions	(18.2)%	(1.5)%	(9.1)%
PRC tax rate differential, preferential rate	(21.9)%	(0.4)%	(2.6)%
Change in tax rate	(2.8)%	—	0.3%
Transfer pricing settlement in 2011	(6.2)%	—	—
Tax effect of permanent differences	(0.4)%	0.3%	(2.1)%
Change in valuation allowance	0.5%	(15.5)%	3.8%
Others	—	0.8%	—
	(24.0)%	8.7%	15.3%

TRINA SOLAR LIMITED AND SUBSIDIARIES

14.            INCOME TAXES — continued

The principal components of deferred income tax assets are as follows:

	Years ended December 31,
	2012	2013
	$	$
Deferred tax assets:
Bad debts provision	18,584,579	22,321,714
Accrued expenses	7,242,862	7,412,564
Government subsidy	5,120,021	5,195,226
Inventory write-down	12,634,284	14,725,522
Advance to suppliers provision	3,222,258	4,743,039
Warranty provision	15,655,062	20,434,130
Net operating loss carryforwards	44,525,527	45,569,006
Others	2,482,504	7,177,713

Total gross deferred tax assets	109,467,097	127,578,914

Valuation allowance on deferred tax assets	(55,702,812)	(52,475,082)
Deferred tax assets, net of valuation allowance	53,764,285	75,103,832

Deferred tax liabilities:
Unrealized foreign exchange gain	—	(3,700,667)
Total deferred tax liabilities	—	(3,700,667)

Net deferred tax assets	53,764,285	71,403,165
Analysis as:
Current deferred tax assets	12,716,521	24,202,561
Noncurrent deferred tax assets	41,047,764	50,901,271
Current deferred tax liabilities, included in accrued expenses and other current liabilities	—	(3,700,667)
Total	53,764,285	71,403,165

TRINA SOLAR LIMITED AND SUBSIDIARIES

14.            INCOME TAXES — continued

The following table presents the movement of the valuation allowance for deferred tax assets:

	At December 31,
	2011	2012	2013
	$	$	$

Balance, beginning of the year	10,342,795	10,544,364	55,702,812
Addition (deduction) during the year	201,569	45,158,448	(3,227,730)
Balance, end of the year	10,544,364	55,702,812	52,475,082

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As of December 31, 2013, the valuation allowance of $52,475,082 was related to the deferred income tax assets of Trina China, TST and certain subsidiaries in Europe and United States. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liability, projected future taxable income and tax planning strategies in making this assessment.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or can be utilized, management believes it is more likely than not that the deferred tax asset, net of the valuation allowance as of December 31, 2013, will be realized. However, the amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The net operating losses carryforwards of the Company’s PRC subsidiaries amounted to $ 111,764,321 as of December 31, 2013, which will expire if unused by December 31, 2018. The net operating losses carryforwards of the Company’s subsidiary in Switzerland amounted to $64,139,369 as of December 31, 2013, which will expire if unused by December 31, 2020.

The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized a deferred tax liability of $18.7 million for the undistributed earnings of approximately $187.0 million of the PRC-resident enterprise as of December 31, 2013, as the Company plans to reinvest these earnings indefinitely in the PRC.

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

The amount of such non-distributable general reserve fund was $49,302,006 as of December 31, 2012 and 2013.

The amount that is not subject to restrictions, and which may be transferred from the Company’s subsidiaries in the PRC in the form of dividends, loans or advances, is $145,432,288 and $101,131,004 as of December 31, 2012 and 2013, respectively.

As a result of these PRC laws and regulations, the Company’s subsidiary in the PRC is restricted in its ability to transfer the registered capital and general reserve fund to Trina in the form of dividends, loans or advances and the restricted portion amounted to $675,745,182 and $741,993,388 as of December 31, 2012 and 2013, respectively.

TRINA SOLAR LIMITED AND SUBSIDIARIES

16.    RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

The amounts due to related parties is $4,861,497 and $15,385,935 as of December 31, 2012 and 2013, respectively, which include payable to Changzhou Youze S&T Co., Ltd. (“Youze”) and Changzhou Junhe Mechanical Co., Ltd. (“Junhe”), entities controlled by Mr. Weizhong Wu and Mr. Weifeng Wu, respectively, who are the brothers in law of Mr. Jifan.Gao, Trina’s CEO for Trina China’s purchase of wafers.

Related party transactions

In 2011, 2012 and 2013, Trina China purchased wafers for a total price of RMB 167,159,850($ 26,529,520), RMB230,705,934($36,704,468) and RMB 89,207,627 ($14,450,766), respectively, from Youze. The transactions were approved by the audit committee.

In 2011, 2012 and 2013, the Company sold ingots for a total price of RMB 4,168,760 (US$ 642,881) RMB 6,560,951 (US$ 1,036,067) and RMB 23,440,335 (US$ 3,762,160), respectively, to Youze .The transactions were approved by the audit committee.

In 2013, the Company incurred costs of RMB 168,043,383 ($ 27,180,526) with respect to the wafer slicing process service provided by Youze. The transactions were approved by the audit committee.

In 2011, 2012 and 2013, Trina China purchased goods and equipment maintenance services for a total price of RMB12,634,837($2,005,243), RMB9,481,118($1,508,411) and RMB3,029,559($487,808), respectively, from Junhe. The transactions were approved by the audit committee.

TRINA SOLAR LIMITED AND SUBSIDIARIES

17.    COMMITMENTS AND CONTINGENCIES

a)    Capital commitments

As of December 31, 2013, the Company’s commitments to purchase property, plant and equipment and prepaid land use right associated with the expansion of the Company’s solar module and downstream project business is approximately $93 million.

b)    Materials purchase commitments

In order to better manage the Company’s unit costs and to secure adequate and timely supply of polysilicon and wafer materials, the Company entered into a number of multi-year supply agreements with periods from 2008 through 2020 for quantities that are expected to meet the Company’s anticipated production needs. Pursuant to the original terms of these agreements, the Company was required to purchase fixed or minimum quantities of polysilicon and wafer at fixed prices.  During 2012, the Company renegotiated and revised the pricing terms of the supply agreements with certain suppliers.  Under the terms of the revised supply agreements, the Company commits to purchase the minimum quantities at the prevailing market prices at the time of the purchase during 2014 to 2020 as follows:

	Wafer	Polysilicon
Year ending December 31	(Piece in Million)	(Metric Ton)
2014	300	3,250
2015	625	3,960
2016	625	2,650
2017	625	2,650
2018	625	2,650
Thereafter	1,250	5,300
Total	4,050	20,460

TRINA SOLAR LIMITED AND SUBSIDIARIES

17.    COMMITMENTS AND CONTINGENCIES — continued

b)    Materials purchase commitments — continued

The Company also renegotiated with a supplier during 2012 on the pricing terms of take-or-pay contracts for the remaining procurement periods from 2014 to 2018. Pursuant to the revised contract terms, the Company is obligated to purchase fixed quantities of polysilicon materials at a range of price subject to negotiation. To the extent that the Company fails to take delivery of the polysilicon materials based on the revised term for three consecutive months, the revised pricing terms are nullified, and the take-or-pay contracts will then be subject to the original fixed price terms. As of December 31, 2013, the amount of the fixed and determinable portion of the obligation with respect to these contracts based on the minimum price of the range is as follows:

Year ending December 31	$million
2014	42.0
2015	41.0
2016	34.4
2017	32.8
2018	32.0
Total	182.2

The Company’s total purchase under the above take-or-pay contracts was $35.8 million and $47.2 million, respectively, in 2012 and 2013.

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

17.    COMMITMENTS AND CONTINGENCIES — continued

c)    Operating lease commitments

The Company had operating lease agreements principally for its office properties in the PRC, Europe and the US. The Company’s lease expense was $5,048,984, $4,935,635 and $4,166,690 for the years ended December 31, 2011, 2012 and 2013, respectively.

Future minimum lease payments are as follows:

Year ending December 31	$
2014	1,674,826
2015	1,336,125
2016	699,333
2017	—
2018	—
Thereafter	—
Total	3,710,284

d)    Contingencies

In 2011, solar panel manufacturing companies in the United States filed antidumping and countervailing duty petitions with the U.S. government, which resulted in the institution of antidumping and countervailing duty investigations relating to imports into the United States of crystalline silicon photovoltaic (“CSPV”) cells, whether or not assembled into modules, from China.  In December 2012, following completion of those investigations and an affirmative injury determination by the U.S. International Trade Commission (the “Commission”) in November 2012, the U.S. Department of Commerce (the “Commerce”) issued antidumping and countervailing duty orders on imports from China into the United States of merchandise covered by the investigation, including Trina Solar’s imports.  The orders require an effective net cash deposit rate of 23.75%.  The actual duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to completion of ongoing administrative reviews of the antidumping and countervailing duty orders.  The Company expects the first administrative reviews to be completed by early 2015. In February 2013, the Company, along with other parties, including the U.S. companies that petitioned for the investigations, filed appeals with the U.S. Court of International Trade challenging various aspects of Commerce’s findings.  Final decisions on those appeals are expected in late 2014. The Company may not be successful in its appeals, in which case the scope of the antidumping and countervailing duty orders could remain or be expanded.

TRINA SOLAR LIMITED AND SUBSIDIARIES

17.    COMMITMENTS AND CONTINGENCIES — continued

d)    Contingencies — continued

Also, on December 31, 2013, SolarWorld, a U.S. producer of solar cells and panels, filed petitions with the U.S. government resulting in the institution of new antidumping and countervailing duty investigations.  The petitions accuse Chinese producers of certain CSPV cells and modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This trade action also accuses Taiwanese producers of certain CSPV cells and modules of dumping their products in the United States.  According to SolarWorld, the new trade action is intended to close a loophole in the scope of the existing antidumping and countervailing duty orders.  In that regard, under the new petitions, solar cells produced in any country, using Chinese ingots or wafers where manufacturing begins in China and is finished in another country, and incorporated into Chinese-made modules will be subject to antidumping and countervailing duties.  If it is determined that the Company exports merchandise covered by the new trade action to the United States and antidumping or countervailing duties are imposed on such merchandise, it could adversely affect the Company’s export sales to the United States.  The Commission issued preliminary affirmative injury determinations in February 2014.  Preliminary determinations in the new trade action by Commerce are expected to be issued in the middle of 2014, with final determinations to be issued by the Commission and Commerce in late 2014 or early 2015.

On September 6, 2012 and November 8, 2012, the European Commission announced the initiation of antidumping and anti-subsidy investigations, respectively, concerning imports into the European Union of CSPV modules and key components (i.e., cells and wafers) originating in China.  On December 5, 2013, the Council of the European Union announced its final decision imposing antidumping and anti-subsidy duties on imports of CSPV cells and modules originating in or consigned from China. An average duty of 47.7%, consisting of both antidumping and anti-subsidy duties, are applicable for a period of two years beginning on December 6, 2013 to imports from Chinese solar panel exporters who cooperated with the European Commission’s investigations. However, on the same day, the European Commission accepted a price undertaking by Chinese export producers in connection with the antidumping and anti-subsidy proceedings.  As a result, imports from Chinese solar panel exporters that are made pursuant to the price undertaking are exempt from the final antidumping and anti-subsidy duties imposed by the European Union. The Company intends to comply with the minimum price and other conditions set in the undertaking so that its exported products will be exempt from the antidumping and anti-subsidy duties imposed by the European Commission. However, if the Company is found by competent authorities not to be in compliance at any time with the price undertaking or the imports from all the PRC exporters exceed the annual volume established by the price undertaking, these duties would be applied on the Company’s exports to the European markets and could materially and adversely affect its affiliated European Union operations and increase its cost of selling into the region.

TRINA SOLAR LIMITED AND SUBSIDIARIES

17.    COMMITMENTS AND CONTINGENCIES — continued

d)    Contingencies — continued

On October 11, 2012, the trustee of Solyndra LLC, a manufacturer of solar panels based in California, filed a lawsuit against the Company, including its subsidiary Trina Solar (U.S.), Inc., and other Chinese manufacturers of photovoltaic solar panels in the U.S. District Court in California.  The plaintiff has asserted antitrust and related state-law claims against the defendants in this lawsuit.  The plaintiff’s complaint alleges that defendants have violated Section 1 of the Sherman Antitrust Act by conspiring among each other and with additional co-conspirators to fix prices of solar panels by dumping products in the United States and to destroy fair competition in the U.S. market.  The plaintiff similarly alleges conspiracy to fix prices and predatory pricing under California’s Cartwright Act and Unfair Practices Act.  In addition, the plaintiff has brought state-law claims of tortious interference with existing agreements and tortious interference with prospective economicdvantage, alleging that the defendants interfered with Solyndra’s existing agreements with its customers by selling their products to Solyndra’s customers at below-cost prices.  The defendants filed a motion to dismiss the complaint in its entirety on March 8, 2013.  The motion to dismiss is fully briefed and awaiting decision.  The case is in its early stages and the Company intends to vigorously defend this action. At this early stage, it is difficult to fully evaluate the claims and determine the likelihood of an unfavorable outcome or provide an estimate of the amount of any potential loss.

On October 4, 2013, the liquidating trustee for Energy Conversion Devices filed an antitrust and unfair trade practice lawsuit against Trina Solar and other China-based solar manufacturers in the U.S. District Court for the Eastern District of Michigan.  The complaint is substantially similar to the complaint filed by Solyndra’s liquidating trustee against the same defendants a year earlier in the Northern District of California.  The plaintiff’s complaint alleges that defendants have violated Section 1 of the Sherman Antitrust Act by conspiring among each other and with additional co-conspirators to fix prices of solar panels by dumping products in the United States and to destroy fair competition in the U.S. market.  The plaintiff similarly alleges conspiracy to fix prices and predatory pricing under Michigan’s Antitrust Reform Act.  The defendants have not yet filed an answer or responsive pleading. The case is in its early stages and the Company intends to vigorously defend this action. Because the lawsuit was recently filed, it is difficult at this time to fully evaluate the claims and determine the likelihood of an unfavorable outcome or provide an estimate of the amount of any potential loss.

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

The following table summarizes the Company’s net sales generated from different geographic locations:

	Years ended December 31,
	2011	2012	2013
	$	$	$
Europe:
- British	8,519,521	39,687,315	211,643,719
- Germany	756,574,856	428,964,360	184,119,841
- Spain	271,071,071	16,743,839	40,628,366
- Italy	262,491,774	79,532,883	28,309,524
- Belgium	40,716,601	6,566,457	7,658,309
- Others	58,160,352	51,413,590	76,197,160
Europe Total	1,397,534,175	622,908,444	548,556,919
China	144,739,344	167,953,230	591,070,936
United States	440,298,709	331,212,387	302,269,459
Japan	2,938,481	38,564,676	147,402,872
Others	62,390,867	136,016,201	185,670,437
Total net sales	2,047,901,576	1,296,654,938	1,774,970,623

The identifiable long-lived assets of the Company are substantially located in the PRC.

TRINA SOLAR LIMITED AND SUBSIDIARIES

19.            MAJOR CUSTOMERS AND SUPPLIERS

There is no customer that contributed more than 10% of net sales or accounts receivable.

The following table summarizes suppliers which contributed more than 10% of total advances to suppliers:

	Advance to suppliers
	December 31,
	2012	2013
	$	$
Company I	28,328,982	19,104,520
Company II	39,536,806	31,925,428
Company III	36,887,990	21,536,126
Company IV	15,518,098	10,665,422

Schedule I

TRINA SOLAR LIMITED AND SUBSIDIARIES

Additional Information — Financial Statement Schedule I

These financial statements have been prepared in conformity with Accounting Principles Generally Accepted in the United States

TRINA SOLAR LIMITED

NOTES TO SCHEDULE I

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Trina’s consolidated subsidiaries not available for distribution to Trina as of December 31, 2012 and 2013 of $675,745,182 and $741,993,388, respectively, exceeded the 25% threshold. The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

Guarantee

Trina Solar Limited (“TSL”) was the guarantor for several of its subsidiaries’ bank borrowings or facilities. The balance of the relevant bank borrowings amounted to $599 million as of December 31, 2013 (see Note 10).

TRINA SOLAR LIMITED AND SUBSIDIARIES

BALANCE SHEETS
(Amount in U.S. dollars)

	As of December 31,
	2012	2013

ASSETS
Current assets:
Cash and cash equivalents	5,739,486	2,548,419
Other current assets	19,532	19,548
Total current assets	5,759,018	2,567,967
Amount due from group companies	112,531,676	28,697,847
Investment in subsidiaries	853,607,661	796,178,499
Other non-current assets	209,574	209,574
TOTAL ASSETS	972,107,929	827,653,887

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other current liabilities	6,940,937	5,457,783
Convertible senior notes	83,582,000	—
Total liabilities	90,522,937	5,457,783

Equity:
Ordinary shares ($0.00001 par value; 73,000,000,000 shares authorized, 3,993,306,819 and 3,605,057,489 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	39,933	36,050
Additional paid-in capital	656,943,591	663,387,912
Retained earnings	215,395,146	143,369,211
Accumulated other comprehensive income	9,206,322	15,402,931
Total equity	881,584,992	822,196,104
TOTAL LIABILITIES AND EQUITY	972,107,929	827,653,887

TRINA SOLAR LIMITED AND SUBSIDIARIES

STATEMENTS OF OPERATIONS
(Amount in U.S. dollars)

	Year ended December 31,
	2011	2012	2013

Net sales	—	—	—

Operating expenses
Selling expenses	948,195	910,494	705,839
General and administrative expenses	11,108,266	6,885,314	6,734,756
Research and development expenses	573,646	302,249	331,032
Total operating expenses	12,630,107	8,098,057	7,771,627
Loss from operations	(12,630,107)	(8,098,057)	(7,771,627)

Interest expense	(7,606,120)	(4,213,686)	(2,344,317)
Interest income	264,533	1,604,065	380,918
Equity in loss of subsidiaries	(20,189,689)	(261,348,842)	(63,625,771)
Other income, net	2,341,290	5,501,128	1,334,862
Loss before income taxes	(37,820,093)	(266,555,392)	(72,025,935)
Income tax expense	—	—	—
Net loss	(37,820,093)	(266,555,392)	(72,025,935)

STATEMENTS OF COMPREHENSIVE INCOME

(Amount in U.S. dollars)

	Year ended December 31,
	2011	2012	2013

Net loss	(37,820,093)	(266,555,392)	(72,025,935)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	1,183,743	(2,984,550)	6,196,609
Comprehensive loss	(36,636,350)	(269,539,942)	(65,829,326)

TRINA SOLAR LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS
(Amount in U.S. dollars)

	Year ended December 31,
	2011	2012	2013

Operating activities:
Net loss	(37,820,093)	(266,555,392)	(72,025,935)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in loss of subsidiaries	20,189,689	261,348,842	63,625,771
Gain on repurchasing convertible senior notes	(2,341,290)	(5,091,424)	(282,625)
Loss on change in fair value of investment in securities	295,715	—	—
Share-based compensation	7,958,434	5,999,427	5,667,846
Amortization of convertible senior notes issuance costs	2,101,948	—	—

Changes in operating assets and liabilities:
Other current assets	227,435	(6,605)	91
Other noncurrent assets	(80,317)	—	—
Accrued expenses and other current liabilities	3,383,014	(1,472,645)	(1,633,225)
Net cash used in operating activities	(6,085,465)	(5,777,797)	(4,648,077)

Investing activities:
Investment in subsidiaries, net of cash acquired	(83,000,000)	—	—
Repayment of amounts due from group companies	40,752,493	7,395,837	83,833,829
Net cash (used in) provided by investing activities	(42,247,507)	7,395,837	83,833,829

Financing activities:
Proceeds from exercise of share options	156,048	—	922,556
Payments for repurchase of convertible senior notes	(7,582,710)	(39,082,576)	(26,292,375)
Redemption of convertible senior notes	(320,000)	—	(57,007,000)
Net cash used in financing activities	(7,746,662)	(39,082,576)	(82,376,819)

Net change in cash and cash equivalents	(56,079,634)	(37,464,536)	(3,191,067)
Cash and cash equivalents at the beginning of the year	99,283,656	43,204,022	5,739,486
Cash and cash equivalents at the end of the year	43,204,022	5,739,486	2,548,419

* * * * *