Form 20-F
period 2014-12-31
Trina Solar LTD
filed 2015-04-24
CIK 1382158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

4,606,198,382 ordinary shares, par value $0.00001 per share, as of
December 31, 2014.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.2046 to $1.00, the noon buying rate in effect on December 31, 2014 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business.” On April 17, 2015, the noon buying rate was RMB6.1976 to $1.00.

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

Item 2.                                                         OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.                                                         KEY INFORMATION

A.                                    Selected Financial and Operational Data

The following selected consolidated statement of operations data (other than ADS data) for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheets data as of December 31, 2013 and 2014 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Our selected consolidated statements of operations data (other than ADS data) for the years ended December 31, 2010 and 2011 and our consolidated balance sheets data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands, except for share, per share, operating data and percentages)
Consolidated Statement of Operations Data
Net sales	$1,857,689	$2,047,902	$1,296,655	$1,774,971	$2,286,119
Cost of sales	1,273,328	1,715,260	1,239,412	1,556,777	1,900,547
Gross profit	584,361	332,642	57,243	218,194	385,572
Operating expenses:
Selling expenses	75,677	100,427	118,885	132,824	135,061
General and administrative expenses	72,711	157,129	176,719	103,523	108,150
Research and development expenses	18,625	44,120	26,511	19,926	22,258
Total operating expenses	167,013	301,676	322,115	256,273	265,469
Income (loss) from operations	417,348	30,966	(264,872)	(38,079)	120,103
Foreign exchange gain (loss)	(36,156)	(27,435)	908	(13,576)	(21,934)
Interest expense	(33,952)	(35,021)	(51,887)	(48,445)	(34,886)
Interest income	2,590	3,056	8,552	3,958	2,793
Derivatives (loss) gain	9,476	(11,393)	8,542	2,180	3,422
Other income, net	216	9,317	6,797	8,696	7,250
Income (loss) before income taxes	359,522	(30,510)	(291,960)	(85,266)	76,748
Income tax (expense) benefit	(48,069)	(7,310)	25,405	13,030	(15,488)
Net income (loss)	311,453	(37,820)	(266,555)	(72,236)	61,260
Net loss (income) attributable to the noncontrolling interests	—	— (1)	— (1)	210	(1,922)
Net income (loss) attributable to Trina Solar Limited Shareholders	$311,453	$(37,820)	$(266,555)	$(72,026)	$59,338
Earnings (loss) per ordinary share:
Basic	$0.09	$(0.01)	$(0.08)	$(0.02)	$0.02
Diluted	$0.08	$(0.01)	$(0.08)	$(0.02)	$0.01
Earnings (loss) per ADS(2):
Basic	$4.58	$(0.54)	$(3.77)	$(1.01)	$0.76
Diluted	$4.18	$(0.54)	$(3.77)	$(1.01)	$0.74
Weighted average ordinary shares outstanding:
Basic	3,402,701,503	3,521,182,416	3,534,829,694	3,553,552,756	3,881,503,977
Diluted	3,833,713,796	3,521,182,416	3,534,829,694	3,553,552,756	4,274,694,832
Weighted average ADS outstanding:(2)
Basic	68,054,030	70,423,648	70,696,594	71,071,055	77,630,080
Diluted	76,674,276	70,423,648	70,696,594	71,071,055	85,493,897

Consolidated Financial Data
Gross margin(3)	31.5%	16.2%	4.4%	12.3%	16.9%
Net margin(4)	16.8%	(1.8)%	(20.6)%	(4.1)%	2.7%
Consolidated Operating Data
PV modules shipped (in MW)(5)	1,057.0	1,512.0	1,594.0	2,584.3	3,336.2
Average selling price ($/W)	$1.75	$1.33	$0.78	$0.64	$0.63

(1)              The amount of net loss attributable to the noncontrolling interest is less than one thousand for the years ended December 31, 2011 and 2012.

(2)              Reflects ADS ratio change effective January 2010.

(3)              Gross margin represents the result of gross profit divided by net sales.

(4)              Net margin represents the result of net income (loss) divided by net sales.

(5)              Excludes shipment to our solar power projects segment.

	As of December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$752,748	$816,780	$807,276	$486,686	$392,892
Restricted cash	38,035	79,602	110,920	74,720	146,929
Inventories	79,126	249,779	318,504	244,532	350,852
Accounts receivable, net	377,317	466,537	390,157	435,092	608,149
Total current assets	1,415,139	1,768,722	1,765,487	1,521,701	1,773,346
Property, plant and equipment, net	571,467	919,727	893,340	889,752	1,253,543
Total assets	2,132,089	2,877,448	2,864,857	2,567,229	3,199,566
Short-term borrowings and current portion of long-term borrowings	158,652	389,472	875,821	935,590	820,252
Accounts payable	188,000	472,092	423,985	461,148	742,007
Total current liabilities	600,070	1,007,435	1,479,155	1,540,543	1,749,803
Accrued warranty costs	38,711	58,810	65,780	81,743	103,197
Long-term borrowings, excluding current portion	299,977	520,151	415,150	100,502	22,434
Total equity	1,173,647	1,145,325	881,785	822,479	1,001,079
Total liabilities and equity	$2,132,089	$2,877,448	$2,864,857	$2,567,229	$3,199,566

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

We are affected by solar power markets and industry trends.  Weakened global economic conditions may affect the availability of financing, which in turn would slow the demand for photovoltaic, or PV, projects.  As a result of global economic conditions, some governments may implement austerity measures that reduce the feed-in-tariffs, or FITs and other incentives designed to benefit the solar industry.  In 2008 and 2009, demand for global solar power declined due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis.  During the same period, increased manufacturing capacity combined with decreasing demand and prices caused a decline in the prices of solar power products.  In 2011, a decrease in government payment to solar power producers, which were in the form of FITs and other reimbursements, and a reduction in available financing caused a decrease in the growth in the number of solar power projects in the European markets.  Payments to solar power producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced incentives such as FITs, which require public utility companies to pay higher prices for solar power than for power generated through conventional means. Furthermore, many downstream purchasers of solar power products were unable to secure sufficient financing for the solar power projects due to the global credit crunch.  As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations.  These market conditions were exacerbated by an over-supply of solar power products, primarily driven by an increase in manufacturing capacity that continued through 2011, which adversely affected the prices of solar power products.

In 2012, governments further reduced their support in the European markets that have traditionally relied upon FITs to support demand and fewer markets utilized FITs and power purchase agreements to support demand, which in the aggregate resulted in a marked decline in the global growth rate of demand for solar products. Further, in December 2013, anti-dumping and anti-subsidy duties imposed by the European Commissions on crystalline silicon photovoltaic, or CSPV, cells and modules originating in or consigned from China became effective, motivating a number of Chinese solar product manufacturers, including us, to agree to a price undertaking, pursuant to which exporters agreed not to sell more than an agreed amount of solar panels or certain related components into the European Union at a minimum price. Both the FITs reduction and the price undertaking have resulted in an increase in prices and a further decrease in demand in European markets. Although demand in other regions, including the U.S., Japan and India, as well as many other emerging markets in Asia, the Middle East and Africa, is expected to offset the decline in European demand, we cannot assure you that those increases will continue in the future and fully offset the declining demand in Europe.

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

The determination by U.S. and European Union authorities that our export sales are in violation of international fair trade rules could impede our access to important export markets and our overall competitiveness.

In 2011, solar panel manufacturing companies in the United States filed antidumping and countervailing duty petitions with the U.S. government, which resulted in the institution of antidumping and countervailing duty investigations relating to imports into the United States of CSPV cells, whether or not assembled into modules, from China. In December 2012, following completion of those investigations by the U.S. International Trade Commission, or the Commission, and the U.S. Department of Commerce, or Commerce, antidumping and countervailing duty orders were imposed on imports into the United States covered by the investigation, including imports of our products originating from China. The orders require an effective net cash deposit rate on all imports of these covered products, which currently is set at 23.75% and may increase or decrease in the future.  The current rate will be in effect until the final determination in the first administrative review, which is expected around May 2015. The actual duty rates at which entries of covered merchandise will be finally assessed may differ from the deposit rates because they are subject to completion of ongoing administrative reviews of the antidumping and countervailing duty orders. The first administrative review process is still underway, and preliminary results were published on January 8, 2015 and final results are expected to be published in the second quarter of 2015.  According to the preliminary results, the anti-dumping rate proposed for approximately 20 Chinese exporters, including us, was 1.82%, significantly lower than the average net cash deposit rate initially projected.  The proposed countervailing duty rate for us was 15.68%.  A second administrative review is also currently underway. In February 2013, we, along with other parties, including the U.S. companies that petitioned for the investigations, filed appeals with the U.S. Court of International Trade, or the CIT, challenging various aspects of Commerce’s findings. We may not be successful in our appeals, in which case the scope of the antidumping and countervailing duty orders could remain or be expanded.

Also, on December 31, 2013, SolarWorld Industries America, Inc., or SolarWorld, a U.S. producer of solar cells and panels, filed a separate petition with the U.S. government resulting in the institution of new antidumping and countervailing duty investigations against imports from China. The petitions accuse Chinese producers of certain CSPV cells and modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excludes from its scope certain products, including any products that are covered by the antidumping and countervailing duty orders imposed in 2012.  This trade action also accuses Taiwanese producers of certain CSPV cells and modules of dumping their products in the United States. These petitions seek to subject modules assembled in China using solar cells produce outside of China to antidumping and countervailing duties.  On December 17, 2014, Commerce issued final rulings that imports of certain CSPV cells and modules were dumped in the United States from China and Taiwan and that imports of certain CSPV cells and modules from China received subsidies.  On these imports we received an anti-dumping duty rate of 26.71% and a countervailing duty rate of 49.79%, which will be in effect until the final determination of the first administrative review.  On January 21, 2015, the Commission affirmed that imports of certain CSPV cells and modules from mainland China and Taiwan materially injure the domestic industry.  The actual duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates, because they will be subject to completion of administrative reviews of these antidumping and countervailing duty orders.  We expect the first administrative reviews to be completed by the first half of 2017.  We are considering whether to file an appeal of the final determinations issued by Commerce and the Commission.

On September 6, 2012 and November 8, 2012, the European Commission announced the initiation of antidumping and anti-subsidy investigations, respectively, concerning imports into the European Union of CSPV modules and key components (i.e., cells and wafers) originating in China. On December 5, 2013, the Council of the European Union announced its final decision imposing antidumping and anti-subsidy duties on imports of CSPV cells and modules originating in or consigned from China. An average duty of 47.7%, consisting of both antidumping and anti-subsidy duties, are applicable for a period of two years beginning on December 6, 2013 to imports from Chinese solar panel exporters who, like us, cooperated with the European Commission’s investigations.  However, on the same day, the European Commission accepted a price undertaking by Chinese export producers in connection with the antidumping and anti-subsidy proceedings. As a result, imports from Chinese solar panel exporters that are made pursuant to the price undertaking are exempt from the final antidumping and anti-subsidy duties imposed by the European Union. We have agreed to comply with the minimum price and other conditions set forth in the undertaking so that our exported products will be exempt from the antidumping and anti-subsidy duties imposed by the European Commission.  The European Commission monitors compliance on an ongoing basis, and there have been allegations of non-compliance to the price undertaking by certain Chinese export producers. If the price undertaking is withdrawn because the European Commission determined that these Chinese export producers are not complying with the price undertaking, the above-described duties would be applied on our exports to the European markets and could materially and adversely affect our affiliated European Union operations and increase our cost of selling into the region, which could negatively affect our financial conditions and results of operations.

It is also possible that other antidumping or countervailing duty or other import restrictive proceedings will be initiated in additional jurisdictions. For example, in November 2012, India initiated antidumping investigations against solar cell imports from China, the United States, Malaysia and Taiwan, and in May 2014, India’s Department of Commerce recommended imposing duties on electricity produced on “solar cell” imports from these countries before India’s Ministry of Finance decided against imposing any such duties in September 2014. Further, on May 14, 2014, Australia initiated an antidumping investigation against certain CSPV modules or panels exported to Australia from China. Although our policy requires that all of our export sales comply with international trade practices, we cannot guarantee that the government agencies in the jurisdictions in which actions are brought will not impose trade remedy actions. Under the antidumping and countervailing duty laws, significant additional duties may be imposed on imports of our products into these countries, which increase our costs of accessing these additional markets. As a result of the duties imposed by the relevant authorities, or if duties are imposed on our PRC-manufactured products, we may adjust our business strategy for selling into these jurisdictions. Any change in our business strategy would create a number of operational and legal uncertainties. Any of the above scenarios may materially and adversely impact our sales, thereby limiting our opportunities for growth.

We have been named as a defendant in certain legal and administrative actions that may have a material adverse impact on our operating results and financial condition.

We must defend against legal and administrative actions described in Item 8 of this annual report, “Item 8.  Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” These include various trade actions as well as lawsuits brought by the trustees of Solyndra LLC and Energy Conversion Devices Liquidation Trust, against which the defendants, including us, filed motions to dismiss the claims in their entirety.  The motion to dismiss the Solyndra LLC trustee’s lawsuit was denied by the court and discovery is proceeding in that case.  The motion to dismiss Energy Conversion Devices Liquidation Trust’s lawsuit was granted by the district court, though the plaintiff has filed a motion for reconsideration of the district court’s order and the court has not yet issued a decision.  We will continue to defend ourselves in these cases, although we cannot be certain that we will be successful in these efforts. We also cannot be certain that we will be able to successfully defend ourselves against these claims if either case is brought to trial.  We will consider appealing the outcome of these legal and administrative actions should our initial defense be unsuccessful. Although we will vigorously defend these cases we are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these legal and administrative actions and disputes. Any unfavorable outcome from these actions and disputes, including an appeal of the judgment or outcome in these actions and disputes, may have a material adverse effect on our consolidated financial position, results of operations, or cash flows in the future. The legal and administrative proceedings may consume a material portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any such appeal and any adverse outcome of these cases could have a material adverse effect on our business or results of operations.

A significant reduction or elimination of economic incentives or change in government policies may have a material adverse effect on our business and prospects.

Demand for our products depends substantially on government incentives which aim to promote greater use of solar power. In many countries in which we are currently, or intend to become, active, the solar power markets, particularly the market of on-grid PV systems, would not be commercially viable without government incentives. This is because the cost of generating electricity from solar power currently exceeds, and we believe will continue to exceed for the foreseeable future, the costs of generating electricity from conventional or non-solar renewable energy sources.

The scope of the government incentives for solar power depends, to a large extent, on political and policy developments relating to environmental concerns in a given country, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Federal, state and local governmental bodies in many of our primary-targeted markets, notably, Germany, Italy, the United Kingdom and other countries in Europe, China, the United States, Australia, India, Japan, as well as other markets in Asia, Africa, the Middle East, Latin America, and the Caribbean Islands have provided economic incentives in the form of capital cost rebates, feed-in tariffs, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products. Policy shifts could reduce or eliminate these government economic incentives altogether.

However, as the solar power industry continues to develop, these government economic incentives have been reduced and could continue to be reduced or be eliminated altogether. For example, in December 2010, the Spanish government reduced the maximum allowable annual operating hours for which PV systems could earn FIT payments. Germany further reduced its feed-in tariffs in the beginning of 2012 by 15% to up to 24.43 Euro cents per kilowatt hour for rooftop systems and up to 18.76 Euro cents per kilowatt hour for ground-based systems. In September 2012, Germany introduced a further reduction in feed-in tariffs of 1% monthly for roof-based systems while reducing or eliminating feed-in tariffs for ground-based systems.  Reductions in FIT programs continued in 2012, 2013 and 2014 across Europe, including Germany, Italy, Spain, Romania and Czech. All such reductions may result in a significant fall in the price of PV products in order to support continued demand. In 2012, 2013 and 2014, Germany accounted for 33.1%, 10.4% and 1.0%, respectively, of our net sales and Spain accounted for 1.3%, 2.3% and 0.1%, respectively, of our net sales. We believe that uncertainty in political and policy developments may lead to increased competition among solar manufacturers. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. Further, austerity measures being implemented by many countries attempting to lower national spending may reduce incentives to the solar industry.  A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenues to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Demand for our products may be adversely affected by the effects of the credit environment on our customers and seasonal variations.

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

Our sales are also affected by seasonal variations in demand linked to construction cycles and weather conditions. Because of this, comparisons of sales and operating results between different periods within a single financial year, or between different periods in different years, are not necessarily meaningful and cannot be relied on as indicators of our performance. Seasonality may cause our working capital and other cash flow requirements to vary depending on the variability in the volume and timing of sales. These factors, among other things, make forecasting more difficult and may reduce our ability to manage working capital and to predict financial results accurately.

Fluctuations in polysilicon prices may affect our margins.

Polysilicon is an essential raw material used in the production of solar cells and modules.  Prior to the second half of 2008, there was an industry-wide shortage of polysilicon, primarily as a result of the growing demand for solar power products.  In the past, increases in the price of polysilicon have increased our cost of sales and impacted our margins.  Polysilicon production capacity expanded rapidly in 2009, which coupled with the global economic downturn, led to an oversupply of high-purity silicon in 2009, which aligned with the oversupply of solar wafers, cells and modules resulting in substantial downward pressure on prices throughout the value chain in 2011 until the second half of 2013. According to Solarbuzz, as demand increased during 2013, polysilicon spot prices began to stabilize and during the second half of 2013 through the first half of 2014 spot prices increased. Polysilicon production increased in 2014 due to higher prices, which weakened the upward pressures on spot prices.  One of the main determining factors of polysilicon prices is upstream supply, which has been increasing since the beginning of 2014. According to Solarbuzz, annual polysilicon supply is forecasted to grow by 21.8% in 2015 compared to 2014, and prices are expected to rise in the first quarter of 2015 and then decrease during the rest of 2015. Further, the gap between average spot prices and contract prices for polysilicon used in PV applications has narrowed considerably in 2014 as previously entered into long-term contracts expired, were renegotiated to be priced by referencing to the prevailing market price, or were cancelled.

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

We purchase polysilicon from a limited number of international and domestic suppliers using short-term contracts, as well as medium-term and long-term contracts which we previously entered into.  Several of these medium-term and long-term contracts are partially pre-paid.  From the fourth quarter of 2008, the price of polysilicon decreased rapidly due to the increased supply of polysilicon that resulted from intensive investments in silicon manufacturing. As a result of the decrease in the price of polysilicon in late 2008 and early 2009, we renegotiated most of our medium-term and long-term contracts to reduce the purchase price, thereby reducing our costs.  Since 2011, we have renegotiated several medium-term and long-term supply contracts that required us to purchase polysilicon at a pre-determined price or quantity to more closely link our purchase costs with market prices.  Beginning in 2012, we have renegotiated our wafer purchase quantity annually and price monthly under a long-term framework agreement with a third party to more closely track market prices.

See “Item 4. Information on the Company—B. Business Overview—Suppliers and Contractors—Manufacturing Segment” for more information.  If we are required to renegotiate our polysilicon and wafer contracts in the future and we are unable to reach an agreement with terms favorable to us, we may be placed at a competitive disadvantage compared to our competitors, and our costs could increase and our earnings could decline.  In addition, if demand for our PV products decreases, yet our supply agreements require us to purchase more polysilicon or wafers than required to meet our actual customer demand, we may incur costs associated with carrying excess inventory.  To the extent we are not able to pass these increased costs on to our customers, our business, cash flows, financial condition and results of operations may be materially and adversely affected.

Our future success depends in part on our ability to expand our business into solar power projects markets. Any failure to successfully implement this strategy could have a material adverse effect on our growth, business prospects and results of operations in future periods.

Our current business strategy includes plans to expand into selected solar power projects markets, which we believe are a natural extension of our vertically integrated business model. Historically, the solar module manufacturing business has accounted for the large majority of our net sales but as we continue to expand our business into the solar power projects segment of the industry, we expect that our solar power projects business will contribute an increasingly large portion of our net sales. These expansion plans may include investments in project companies and joint ventures and forming strategic alliances with third parties to balance system technologies, engineering, procurement and construction services, and related financing needs. These plans may require additional capital expenditures, which could be used in pursuit of other opportunities and investments. Additionally, our experience in the solar power products manufacturing industry may not be as relevant or applicable in downstream markets. We may also face intense competition from companies with greater experience or established presence in the targeted downstream markets or competition from our industry peers with similar expansion plans. Furthermore, we may not be able to manage entities which we invest in or provide adequate resources to such entities to maximize the return on our investments. We may not be able to secure the government approvals or licenses required for construction and operation of solar power projects in a timely manner, or at all. In the case of potential joint ventures and strategic alliances with third parties, we may face risks associated with the sharing of proprietary information, loss of control of operations that are material to our business and profit sharing arrangements. We may also consider acquisitions of existing downstream players, in which we may face difficulties related to the integration of the operations and personnel of acquired businesses and the division of resources between our existing and acquired operations.

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

We may not be able to locate third party buyers for our solar projects on a timely manner, or at all, or we may not be able to timely renew or replace expiring power purchase agreements, or PPAs, or other contractual arrangements with agreements containing equivalent terms and conditions.

Upon completing solar projects, we either sell them to third party buyers, or operate them under PPAs or other contractual arrangements with utility or grid operators. For those projects we intend to sell, if we are not able to locate third party buyers and agree to a purchase and sales contract on terms and conditions favorable to us and in a timely manner, or at all, our business, financial condition and results of operations could be materially and adversely affected. In addition, substantially all of our build-to-own solar power projects are located in China, where local subsidiaries of the State Grid Corporation of China, or the State Grid, purchase nearly all of the electricity we generate pursuant to PPAs. Our PPAs for projects located in China generally have terms of four to ten years and are subject to renewal by the parties when the original term expires. However, the PRC central government guarantees the FIT at a fixed price for all solar power projects approved by China’s National Development and Reform Commission, or NDRC, for at least 20 years in principle. If we are unable to renew the PPAs when they expire, we may not be able to replace them with agreements of equivalent terms, or at all, or we may experience significant delays or incur additional costs related to securing replacements. Although the local subsidiaries of the State Grid are required under PRC law to purchase all electricity generated by renewable energy producers within their coverage areas, if, for any reason, the local subsidiaries of the State Grid are unable or unwilling to fulfill their obligations or otherwise terminate agreements prior to their expiration, our business, financial condition and results of operations could be materially and adversely affected.

Solar power projects located in China can only receive subsidies from the PRC government after they are listed in the Renewable Energy Electricity Subsidy Catalog issued by China’s Ministry of Finance, the NDRC, and the National Energy Administration from time to time, or the Subsidy Catalog.

Solar power projects located in China can only receive central government subsidies after completing the administrative and perfunctory procedures with the relevant authorities of finance, pricing and energy to be listed in the Subsidy Catalog. In order to be listed in the Subsidy Catalog, ground-mounted projects must submit applications to the relevant provincial authorities and rooftop projects must submit applications to the local grid companies in the area where the projects are located. After preliminary review of the applications, the relevant provincial authorities and the local grid companies will report to China’s Ministry of Finance, the NDRC, and the National Energy Administration.

The Ministry of Finance, the NDRC and the National Energy Administration review the applications of all solar power projects and decide whether to list the projects in the Subsidy Catalog. In 2013, these agencies instituted a number of measures to standardize the approval process and the settlement of subsidies, but there have been significant delays in the listing of projects in the Subsidy Catalog, at times until even after electricity has been sold to the power grid, which has delayed the payment of the government subsidies. As of the date of this annual report, we have not received subsidies for our build-to-own projects located in China that have met all of the measures of the approval process because they have not been included in the most recent Subsidy Catalog. If we do not receive subsidies for our projects in a timely manner or at all, our business, cash flows, financial condition and results of operations may be materially and adversely affected.

Our ability to expand the pipeline of our projects business in several key markets exposes us to a number of risks and uncertainties.

As a greater proportion of our net sales will be derived from our solar power projects business, we will be increasingly exposed to the risks associated with solar power projects. Further, our future success largely depends on our ability to expand our solar power project pipeline. The risks and uncertainties associated with our projects business and our ability to expand our solar power project pipeline include:

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

•                                          delays or denial of required approvals, permits or licenses by relevant government authorities in connection with the construction, grid-connection and operation of solar power projects;

•                                          failure to negotiate favorable payment terms with components and services suppliers;

•                                          unforeseeable engineering problems, construction or other unexpected delays and contractor performance shortfalls;

•                                          labor, components and materials supply delays, shortages or disruptions, or work stoppages;

•                                          failure to execute PPAs or other arrangements that are commercially acceptable to us;

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

We must comply with certain financial and other covenants under the terms of our debt instruments and the failure to do so may put us in default under those instruments.

Many of our loan agreements include financial covenants and broad default provisions. The financial covenants primarily include current ratios, quick ratios, debt to asset ratios, contingent liability ratios and minimum equity requirements, which, in general, govern our existing long-term debt and debt we may incur in the future. These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs in a timely manner and complying with these covenants we may require us to curtail some of our operations and growth plans. In addition, any global or regional economic deterioration may cause us to incur significant net losses or force us to assume considerable liabilities, which would adversely impact our ability to comply with the financial and other covenants of our outstanding loans. If our creditors refuse to grant waivers for any non-compliance with these covenants, such non-compliance will constitute an event of default which may accelerate the amounts due under the applicable loan agreements. Some of our loan agreements also contain cross-default clauses, which could enable creditors under our debt instruments to declare an event of default should there be an event of default on our other loan agreements.

We have on occasion failed to comply with certain financial covenants in some of our loan agreements. For example, as of August 31, 2014, Trina China was not in compliance with the current ratio and quick ratio requirements of loans from China Development Bank, and Trina Solar (Luxembourg) Holdings S.A.R.L. was not in compliance with the gearing ratio for loans from China Development Bank. On September 19, 2014, Trina China and Trina Solar (Luxembourg) Holdings S.A.R.L. each obtained waiver letters from China Development Bank waiving past breaches and revising those financial covenants.

Although we are currently in compliance with our existing financial and other covenants under the terms of our debt instruments, we cannot assure you that we will be able to remain in compliance with those covenants in the future. We may not be able to cure future violations or obtain a waiver on a timely basis in order to avoid a default. An event of default under any agreement governing our existing or future debt, if not cured by us or waived by our creditors, could have a material adverse effect on our liquidity, financial condition and results of operations.

We have significant outstanding bank borrowings, outstanding convertible senior notes and capital expenditure needs, and we may not be able to arrange adequate financing when our outstanding borrowings mature or when capital expenditures are required.

We typically require a significant amount of cash to fund our operations, especially for prepayments or loans to suppliers to secure our polysilicon supply requirements. We also will require a significant amount of cash to meet future capital requirements, including the expansion of our PV product manufacturing facilities and research and development activities, in order to remain competitive. Future acquisitions, expansions, market changes or other developments may cause us to require additional funds. As of December 31, 2012, 2013 and 2014, our aggregate outstanding borrowings were $1,291.0 million, $1,036.1 million and $842.7 million, respectively, of which approximately $875.8 million, $935.6 million and $820.3 million, respectively, were due within one year. We also had $172.5 million 3.5% convertible senior notes due 2019 and $115 million 4.0% convertible senior notes due 2019 as of December 31, 2014. As of December 31, 2014, we had $392.9 million in cash and cash equivalents and $146.9 million in restricted cash.

We have historically negotiated with our lenders to renew or rollover our loans shortly before they mature.  However, we cannot assure you that we will be able to renew or rollover these borrowing upon maturity in the future. In the event that we are unable to renew or rollover these borrowings, or if we are unable to obtain sufficient alternative funding at reasonable terms to fulfill relevant repayment obligation, we will have to repay these borrowings with cash generated by our operating activities. Our business might not generate sufficient cash flow from operations to repay these borrowings, some of which are secured by significant amounts of our assets, and at the same time fund our capital expenditures. If we are unable to make scheduled repayments in connection with our debt or other fixed payment obligations as they become due, we may need to renegotiate the terms and conditions of those obligations or obtain additional equity or debt financing. We cannot assure you that our renegotiation efforts would be successful or timely or that we would be able to refinance our obligations on acceptable terms or at all.

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

The market for solar power products is competitive and evolves quickly. We face intense competition, which in the past has resulted in price reductions, reduced margins or loss of market share. We compete with other PV module manufacturing companies, including dedicated PV manufacturers such as First Solar Inc., Yingli Green Energy Holding Co., Ltd., Canadian Solar, Inc., JinkoSolar Holding Co., Ltd., JA Solar Holdings Co., Ltd. as well as multinational conglomerates such as Sharp Electronic Corporation and Mitsubishi Electric Corporation. We may also face competition in the downstream solar power business from competitors such as Canadian Solar Inc., JinkoSolar Holding Co., Ltd., and Yingli Green Energy Holding Co., Ltd., as well as the large Chinese state-owned electric utility enterprises in the downstream solar power business in China. Some of our competitors may have a stronger market position than ours, more sophisticated technologies and products, greater resources and better name recognition than we do. Further, some of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs.

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

Some of our current and potential competitors have longer operating histories, access to a larger customer base, stronger relationships with customers, access to greater resources, and greater economies of scale, financing, sales and marketing, manufacturing, distribution, research and development, technical and other advantages over us. As a result, they may be able to respond more quickly to changing customer demands or market conditions or to devote greater resources to the development, promotion and sales of their products than we can. Our business relies on sales of our PV modules, and our competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for PV modules. New competitors or alliances among existing competitors could emerge and rapidly acquire a significant market share, which would harm our business. Moreover, the key entry barriers to the downstream solar power business at present consist of availability of financing, availability of experienced technicians and executives who are familiar with the industry and the implementation of market access standards. If these barriers disappear or become easier to surmount, new competitors may successfully enter into the market, resulting in increased competition and loss of our market share, which could adversely affect our operating and net margins. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently sell a significant portion of our PV modules to a limited number of customers. In 2012, 2013 and 2014, sales to our top five customers accounted for approximately 25.1%, 18.7% and 34.7%, respectively, of our total net sales. Our largest customer contributed approximately 13.2% of our net sales in 2014. Sales to our customers are typically made through non-exclusive, short-term arrangements. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

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

We are exposed to the credit risk of these customers, some of which are new customers with whom we have not historically had extensive business dealings. Some of our overseas credit sales are insured against non-payment by our customers. The amount of insurance coverage for each transaction is based on a rating assigned by the insurer to the customer, based on that customer’s credit history. However, we cannot assure you that all of our accounts receivable are sufficiently covered or that the insurer will be able to make payments on our claims. The failure of any of these significant customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

The practice of requiring customers to make advance payments when they place orders with us has declined, and we have experienced and will continue to experience increased needs to finance our working capital requirements and are exposed to increased credit risk.

We have historically required our customers to make an advance payment of a certain percentage of their orders, a business practice that helped us to manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. In line with market trends, this practice of requiring our customers to make advance payments is on the decline, which in turn has increased pressure to increase our working capital turnover or obtain additional financing to fund our working capital requirements. In 2014, a majority of our revenues were derived from credit sales, generally with payment schedules due according to negotiated contracts. In addition, some of our customers pay us through drawn upon acceptance, open account and letter of credit terms, which typically take approximately 90 days to 120 days to process in order for us to be paid, although in some instances the settlement period may be longer. Despite the more lenient payment terms, any of our customers may fail to meet their payment obligations, especially due to the global economic crisis and the resulting decrease in the availability of financing, which would materially and adversely affect our financial position, liquidity and results of operations.

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

Because our manufacturing capabilities are concentrated in our manufacturing facilities in China, any problem in our facilities may limit our ability to manufacture products. We may encounter problems in our manufacturing facilities as a result of, among other things, production failures, construction delays, human errors, equipment malfunction or process contamination, which could seriously harm our operations. We may also experience fires, floods, droughts, power losses and similar events beyond our control that would affect our facilities. For example, shortages or suspensions of power supplied to us have occasionally occurred due to severe thunderstorms in the area, and have disrupted our operations and caused severe damages to wafers in the process. A disruption to any step of our manufacturing process will require us to repeat each step and recycle the silicon debris, thus adversely affecting our yields. Operating hazards and natural disasters may cause interruption to our operations, property and/or environmental damage as well as personal injuries, and each of these incidents could have a material adverse impact on our results of operations. Although we carry business interruption insurance, losses incurred or payments required to be made by us due to operating hazards or natural disasters that are not fully insured may have a material adverse effect on our financial condition and results of operations.

We plan to build or acquire new facilities to increase our annual manufacturing capacity of ingots, wafers, cells, and modules from 2,000 megawatts, or MW, 1,700 MW, 3,100 MW and 4,000 MW, respectively, as of December 31, 2014 to 2,900 MW, 2,300 MW, 4,100 MW and 4,400 MW, respectively, as of December 31, 2015. We plan to incur capital expenditures of up to $370 million to accomplish our 2015 expansion plans in our manufacturing segment. If we fail to implement that plan as expected, experience a delay in the ramp up or fail to achieve our targeted yields, our business and results of operations may be materially and adversely affected.

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

Our PV modules had typically been sold with a two or five year warranty for defects in materials and product workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. In 2011, we extended the product workmanship warranty from two or five years to 10 years and began to guarantee that module power output will not decrease by more than approximately 0.7% per year after the initial year of service. We believe our warranty periods are consistent with industry practice. We only began to sell PV modules in November 2004. Although we conduct accelerated reliability testing of our PV modules, our PV modules have not been and cannot be tested in an environment simulating the 25-year warranty period. As a result, we may be subject to unexpected warranty expense and associated harm to our financial results for as long as 25 years after the sale of our products. Our warranty provisions for the years ended December 31, 2012, 2013 and 2014 were $12.5 million, $16.6 million and $21.6 million, respectively. Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

We may not be successful in the commercial production of new products, which could adversely affect our business and prospects.

We may develop and produce new products from time to time, such as high-efficiency monocrystalline and multicrystalline modules. In 2012, we introduced our “Honey” cell technology, which we have used to develop and manufacture a number of new products, and in January 2015 we launched two new high-efficiency multicrystalline and monocrystalline Honey Plus modules that we believe offer significant upgrades on our previous Honey modules. The two modules are expected to become available in select markets in the first half of 2015 with a worldwide launch scheduled in 2016. However, there is no guarantee that we will be able to successfully launch these products or that they, or any other products that we develop, will become commercially successfully. We may be unable to generate sufficient customer demand for our new products if we are unable to develop and produce new products that provide the expected performance in a cost-effective manner. If we fail to generate demand for our new products, our business and prospects may be adversely affected and we may be unable to recoup our investment in the development and production of such products.

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

The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Market data on the solar power industry are not as readily available as those for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. We sell and market our products to a growing number of worldwide markets where government incentives are accelerating the adoption of solar power. In recent years, we have also increased our sales in newer and emerging solar power markets, which include the United Kingdom, India and Japan, as well as other markets in Asia, Africa, the Middle East, Latin America, and the Caribbean Islands. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products in our targeted markets, including:

•                                          availability of government incentives to support the development of the solar power industry;

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

The solar power market is characterized by evolving technologies and standards that result in improved features, such as more efficient and higher power output, improved aesthetics and smaller size. This requires us to develop new solar power products and enhance existing products to keep pace with evolving technologies and changing customer requirements. A variety of competing solar technologies that other companies may develop could prove to be more cost-effective and perform better than our technologies. For example, thin-film technologies are competing technologies in the solar power industry. According to Solarbuzz, thin-film production was estimated to be 4.4 gigawatt, or GW, compared to approximately 45.5 GW for crystalline technology, during 2014. Thin-film technologies allow for lower production costs for solar cells by using lower amounts of semiconductor materials. Thin-film solar cells generally have a lower conversion efficiency rate than crystalline solar cells. Further development in competing solar power technologies may result in lower manufacturing costs or higher product performance than those expected from our PV modules. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine our technology, enhance our existing solar power products, or develop and introduce new products, could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline.

Non-compliance with present or future construction and environmental regulations may result in potentially significant monetary damages and fines.

In the past, we began constructing and operating facilities without having obtained all of the necessary construction and environmental permits. Although we have subsequently obtained most of the construction and environmental permits and approvals for these facilities, we could be subject to fines or penalties for our past non-compliance and for those permits and approvals that we have not yet obtained.

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

In particular, the manufacturing processes for producing polysilicon employ processes that generate toxic waste products, including the highly volatile and highly toxic substance silicon-tetrachloride. We purchase our polysilicon from our suppliers in China, South Korea and Germany. If any of our suppliers fails to comply with environmental regulations for the production of polysilicon and the discharge of the highly toxic waste products, we may face negative publicity which may have a material adverse effect on our business and results of operations. Furthermore, if any of our suppliers are forced to suspend or shut down production due to violations of environmental regulations, we may not be able to secure enough polysilicon for our production needs on commercially reasonable terms, or at all.

In addition, we have received all permits and approvals necessary for the solar projects that were grid-connected as of December 31, 2014, except for the national environmental permit for our solar power project located in Yancheng, Jiangsu Province, China, which has been approved by the provincial environmental authority and is currently under review by the national environmental authority. The approval from the provincial environmental authority allowed us to connect the solar power project in Yancheng to the grid while we await final approval from the national environmental authority. Without these permits and approvals, we may be ordered to suspend construction and rectify the non-compliance, be charged a fine and, in the worst case scenario, be required to demolish solar power projects, which may materially and adversely affect our business and financial condition.

The failure to comply with PRC land laws and regulations regarding the lease of government allocated land use rights may materially and adversely affect our business, financial condition, results of operations and prospects.

We lease government allocated land use rights for our 120 MW solar power projects that are currently under construction in Yancheng City, Jiangsu Province. The lease contract was entered into in October 2012 and has a term of 20 years. However, these leases may not meet certain land-related legal requirements under PRC laws and regulations. According to the Interim Measures on Administration of Government Allocated Land Use Right, the lease of government allocated land use rights must first receive approval from the appropriate land administration departments, followed by a series of procedures that the owner of the government allocated land use right must complete, including signing the land use right grant contract and paying the land grant fee.  Upon completion of these procedures, the landlord and the lessee must go through the registration formalities in respect of the leasehold interests. Although our lease of government allocated land use rights in Yancheng has been approved by the local land administration department, because we have not yet completed certain statutory procedures, our lease has not been properly registered and thus our leasehold interests may not be legally protected.  We are in the process of working with the landlord to complete the required procedures, but we cannot ensure that the registration process will be completed in a timely manner or at all.  If because of a failure to complete the registration process we are unable to continue using these lands, our business and financial condition could be materially and adversely affected.

Our future success substantially depends on our ability to significantly expand both our manufacturing capacity and output and solar power projects development capabilities, which exposes us to a number of risks and uncertainties.

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

In particular, we believe that the expansion of our manufacturing capacity, including overseas, is an integral part of our strategy to achieve a grid parity cost structure during the solar industry consolidation. Our ability to meet our estimate for the scale of production needed to achieve grid parity is affected by a number of factors, including our ability to improve and maintain the degree of vertical integration and to increase our efficiencies and margins, the likelihood that we may approach or reach a point of diminishing returns as we continue to expand our scale, the average purchase price we will pay for silicon in the future to meet our expansion requirements, and the cost of conventional grid electricity which will determine at which point grid parity can be reached. We might not be able to meet our desired scale of production in order to fully implement our strategy. By expanding some of our module manufacturing outside of the PRC, we also subject ourselves to a number of additional risks, including risks related to interacting with foreign government authorities and foreign laws and regulations.

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

If we fail to manage our growth effectively, particularly the growth of our new operating segment for solar power projects our business may be adversely affected.

We have experienced a period of rapid growth and expansion, in particular relating to our solar power projects business, that has placed, and continues to place, significant strain on our management personnel, systems and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, manage our customer relationships and manage our relationship with foundries and assembly and testing houses. All of these endeavors will require substantial management effort and skill and incurrence of additional expenditures. We might not be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business.

We face risks associated with the marketing, distribution and sale of our solar power products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2012, 2013 and 2014, we sold approximately 87.0%, 66.7% and 67.3%, respectively, of our products to customers outside of China. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:

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

As with other solar power product manufacturers, we are exposed to risks associated with product liability claims should the use of our solar power products results in injury. Since our products generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We began commercial shipment of our PV modules in November 2004 and we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. We have limited worldwide product liability insurance coverage for our products manufactured in China. Product liability claims successfully brought against us in excess of our coverage amount could result in monetary damages and require us to make significant payments.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2014. See “Item 15. Controls and Procedures.” If we fail to maintain effective internal control over financial reporting in the future, it could result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. We have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our independent registered public accounting firm may be temporarily suspended from practicing before the SEC, if it is unable to continue to satisfy SEC investigation requests in the future. If a delay in completion of our audit process occurs as a result, we could be unable to timely file certain reports with the SEC, which may lead to the delisting of our stock.

We have substantially all of our operations in China. Certain of our independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report are located in China, and certain audit procedures are taken place within China’s borders. The Public Company Accounting Oversight Board, or the PCAOB, is currently unable to conduct inspections in China or review audit documentation located within China without the approval of Chinese authorities.

On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including our independent registered public accounting firm’s network, from, among other things, practicing before the SEC for six months. In February 2014, the initial decision was appealed. In February 2015, the Chinese member firms of the “Big Four” accounting firms reached a settlement with the SEC over the dispute in relation to access to such accounting firms’ audit documents. As part of the settlement, each Chinese member firms of the “Big Four” accounting firms will pay US$500,000 to the SEC while Chinese member firms of the “Big Four” accounting firms will not be suspended from practicing before the SEC unless it fails to comply with certain compliance and cooperation requirements from the SEC.

Our independent registered public accounting firm currently relies on its Chinese member firm for assistance in completing the audit work associated with our operation in China. If the settlement terms are not adhered to, Chinese member firms of “Big Four” accounting firms may be suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another qualified independent auditor to replace our independent auditor. A delinquency in our filings with the SEC may result in the initiation of the delisting procedures, which could adversely harm our reputation and have other material adverse effects on our results of operation and financial condition.

Our independent registered public accounting firm’s audit documentation related to their audit reports included in our annual report may include audit documentation located in China. PCAOB currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm issued an audit opinion on the financial statements included in our annual report filed with the SEC. As auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. However, work papers located in China are not currently inspected by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. However, the PCAOB is currently unable to inspect an auditor’s audit work related to a company’s operations in China and where such documentation of the audit work is located in China. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditors through such inspections.

The inability of the PCAOB to conduct inspections of our auditors’ work papers in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

Fluctuations in exchange rates could adversely affect our business.

The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. However, from July 2008 until June 2010, the Renminbi traded stably within a narrow range against the U.S. dollar. In June 2010, the People’s Bank of China announced that the PRC government would reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. Between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated approximately 12.0% against the U.S. dollar, although in 2014, the value of the Renminbi depreciated approximately 2.5% against the U.S. dollar. From December 31, 2014 through April 17, 2015, the value of the Renminbi appreciated approximately 0.1% against the U.S. dollar. We cannot predict how government policy will impact the Renminbi exchange rate going forward or whether new policies will be adopted by the PRC government.

Most of our sales are currently denominated in Renminbi, U.S. dollars, Euros, GBP and Japanese Yen, while a substantial portion of our costs and expenses is denominated in Renminbi, with the remainder in U.S. dollars. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euros, GBP and Japanese Yen, may affect our net profit margins and could result in fluctuations in foreign currency exchange and operating gains and losses. We had a foreign exchange loss of approximately $21.9 million in 2014. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries, a significant portion of which are in China, any significant fluctuation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares.

Starting from October 2008, we have entered into a series of foreign currency forward contracts with several commercial banks to hedge our exposure to foreign currency exchange risk. As of December 31, 2014, we had foreign currency forward contracts with a total contract value of approximately $220.0 million. We do not use foreign currency forward contracts to hedge all of our foreign currency denominated commitments. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we forgo the potential benefits that might result from favorable fluctuations in foreign currency exchange. Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S.  federal income tax purposes for our taxable year ended December 31, 2014 and do not expect to become a PFIC for the current taxable year ending December 31, 2015. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S.  Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Changes in the composition of our income and assets or the value of our assets may cause us to become a PFIC for the current year or any subsequent year. The determination of whether we are or will become a PFIC for any taxable year may depend, in part, upon the value of our goodwill and other intangibles not reflected on our balance sheet (which may be determined based upon the market value of the ADSs or ordinary shares from time to time, which may be volatile) and may also be affected by how, and how quickly, we spend our liquid assets and the cash raised in offerings. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other intangibles, which may result in our company being or becoming classified as a PFIC for the current or one or more future taxable years.

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

Substantially all of our business operations are conducted in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

Solar power projects are highly regulated in China and we may fail to comply with laws and regulations regarding the development, construction and operation of solar power projects.

The development, construction and operation of solar power projects are highly regulated in China. Our operations must comply with various laws and regulations, including those relating to project approvals and filings, land use, planning and construction, environmental protection, fire control and electricity production and transmission. Failing to obtain or make the required approvals, permits, licenses, filings or to comply with the conditions associated therewith could result in fines, sanctions, suspensions, revocations or prevent us from renewing approvals, permits or licenses, or even subject us to criminal penalties, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, any new government regulations pertaining to solar power projects may result in significant additional expenses to the development, construction and operation of our solar power projects located in China and, as a result, could cause a significant reduction in demand for our solar power projects and services. We cannot assure you that we will be able to promptly and adequately adjust to changes in laws and regulations, which may materially and adversely affect our business, financial condition and results of operations.

Our ability to make distributions and other payments to our shareholders depends to a significant extent upon the distribution of earnings and other payments made by Trina China and TST.

We conduct substantially all of our operations through Trina China and TST. Our ability to make distributions or other payments to our shareholders depends on payments from Trina China and TST, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to Trina China and TST and their respective articles of association, Trina China and TST are required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of these reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2014, these general reserves amounted to $49.7 million, accounting for 8.2% of the registered capital of Trina China and TST. In addition, under the PRC Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, which became effective January 1, 2008, dividends from Trina China to us are subject to a 10% withholding tax to the extent that we are considered a non-resident enterprise under the EIT Law. See “—The expiration or reduction of tax incentives by the PRC government may have a material adverse effect on our results of operations” and “Item 4. Information on the Company—B. Business Overview—Regulation—Tax.” Furthermore, if Trina China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

If we finance our PRC subsidiaries through additional capital contributions, the MOFCOM in China or its local counterpart must approve the amount of these capital contributions. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC unless otherwise provided by laws and regulations. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope.  Furthermore, on November 9, 2010, SAFE promulgated a notice on relevant issues concerning strengthening the administration of foreign exchange business, which requires the authenticity of settlement of net proceeds from an offshore offering to be closely examined and the net proceeds to be settled in the manner described in the offering documents. In order to further reform the foreign exchange administration system, SAFE issued the Circular on Reform of Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises on March 30, 2015, or Circular 19, which will take effect from June 1, 2015 and will replace the SAFE Circular 142.  Circular 19 allows foreign invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operations and provides procedures by which a foreign-invested company may convert and use equity investments made in foreign currencies.  Circular 19 also reiterates, however, the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be used, either directly or indirectly, for purposes beyond its business scope.  Since Circular 19 was just promulgated, there are uncertainties as to how it will be interpreted and implemented in practice.

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

The EIT Law imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the EIT Law, certain enterprises may benefit from a preferential tax rate of 15% if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors and conditions described therein. In September 2008, Trina China obtained the High and New Technology Enterprise Certificate with a valid term of three years starting from 2008. In 2011, Trina China renewed its High and New Technology Enterprise Certificate, effective from 2011 to 2013, entitling it to a preferential income tax rate of 15% from 2008 through 2013. Also, in 2011, TST obtained the High and New Technology Enterprise Certificate, effective from 2011 to 2013 and is entitled to a preferential income tax rate of 15%. In 2014, Trina China and TST renewed their High and New Technology Enterprise Certificates, effective from 2014 to 2016, which entitle both of them to a preferential income tax rate of 15% from 2014 through 2016. If either Trina China or TST fails to maintain the “high and new technology enterprise” qualification, their applicable rate of enterprise income tax, or EIT, may increase to up to 25%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future. Any discontinuation of preferential tax treatment or any increase of the EIT rate applicable to Trina China could have a material adverse effect on our financial condition and results of operations.

The dividends we receive from our PRC subsidiaries and our global income may be subject to PRC tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of the ADSs, if we are classified as a PRC “resident enterprise.”

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

Under the EIT Law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, human resources, finance and accounting, and properties of the enterprise. The State Administration of Taxation, or SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain criteria for determining whether the “de facto management body” of an offshore-incorporated enterprise controlled by PRC enterprises is located in China. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of SAT Circular 82. Bulletin 45 further prescribes the rules concerning the recognition, administration and taxation of an enterprise incorporated offshore and “controlled by a PRC enterprise or PRC enterprise group.” Bulletin 45 provides two ways for determining whether a foreign enterprise “controlled by a PRC enterprise or a PRC enterprise group” should be treated as a resident enterprise. First, the offshore enterprise may decide on its own whether its de facto management body is located in China based on the criteria set forth in Circular 82, and, if it makes such determination, it must apply to the competent tax bureau to be treated as a resident enterprise. Second, the tax authority may, after investigating, determine that the offshore enterprise is a resident enterprise. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC or foreign individuals or foreign enterprises, the criteria set forth therein may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC or foreign enterprises or individuals. Considering that most of our management is currently located in the PRC, we may be considered a resident enterprise and may therefore be subject to the EIT at 25% on our global income other than dividends from our PRC subsidiaries, which could significantly increase our tax burden and materially adversely affect our cash flow and profitability. Notwithstanding the foregoing provision, the EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Trina is classified as a resident enterprise, the dividends received from its PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like Trina, having ownership interest in a PRC enterprise.

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

Under the PRC Individual Income Tax Law, or IITL, if we are treated as a PRC resident enterprise, it is possible that non-resident individual investors of our shares or ADSs would be subject to PRC individual income tax at a rate of 20% on dividends paid to such investors and any capital gains realized from the transfer of our ordinary shares, ADSs or both, if such dividends or capital gains are deemed income derived from sources within the PRC, except in the case of individuals that qualify for a lower rate under a tax treaty. Under the PRC-U.S. tax treaty, a 10% preferential rate of withholding tax will apply to dividends provided that the recipients are U.S. tax residents that are eligible for the benefits of the PRC-U.S. tax treaty. A non-resident individual is an individual who has no domicile in the PRC and does not stay within the PRC or has stayed within the PRC for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our ordinary shares or ADSs minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

The State Administration of Taxation has promulgated several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises in 2009 with retroactive effect from January 1, 2008, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises in 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises in February 2015, or SAT Circular 7.  Pursuant to these rules and notices, if a non-PRC resident enterprise transfers its equity interests in a PRC tax resident enterprise, this non-PRC resident transferor must report to the tax authorities at the place where the PRC tax resident enterprise is located and will be subject to a PRC withholding tax of up to 10%. In addition, if a non-PRC resident enterprise indirectly transfers so-called PRC Taxable Properties, referring to properties of an establishment or a place of business in China, real estate properties in China and equity investments in a PRC tax resident enterprise, by disposition of the equity interests in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC EIT, the transfer will be re-characterized as a direct transfer of the PRC Taxable Properties and gains derived from the transfer may be subject to a PRC withholding tax of up to 10%. SAT Circular 7 has listed several factors to be taken into consideration by the tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC Taxable Properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Properties is lower than the potential Chinese tax on the direct transfer of those assets. Nevertheless, the indirect transfers falling into the scope of the safe harbor under SAT Circular 7 may not be subject to PRC tax. The safe harbor includes qualified group restructurings, public market trades and exemptions under tax treaties.

Under SAT Circular 7 and other PRC tax regulations, in case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor must act as withholding agents and are required to withhold the PRC tax from the transfer price.  If they fail to do so, the seller is required to report and pay the PRC tax to the PRC tax authorities. If neither party complies with the tax payment or withholding obligations under SAT Circular 7, the tax authority may impose penalties such as late payment interest on the seller. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of 50% to 300% of the unpaid tax on them. The penalty imposed on the purchasers may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

However, as these rules and notices are relatively new, there is uncertainty as to their implementation and future development. As a result, we may become at risk of being taxed under these rules and notices and we may be required to expend valuable resources to comply with or to establish that we should not be taxed under these rules and notices, which may materially adversely affect our financial condition and results of operations or those non-PRC resident investors’ investments in us.

The approval of the China Securities Regulatory Commission might have been required in connection with our initial public offering, and, if required, we could be subject to sanction, fines and other penalties.

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC enterprises or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. Based on the advice we received from Fangda Partners, our PRC counsel, we did not seek the CSRC approval in connection with our initial public offering as we believed that this regulation did not apply to us and that CSRC approval was not required because (1) Trina was not a special purpose vehicle formed for the purpose of acquiring a PRC domestic company because Trina China was a foreign-invested enterprise before it was acquired by Trina, and, accordingly, Trina China did not fall within the definition of a PRC domestic company as set forth in the new regulation; and (2) such acquisition was completed before the new regulation became effective.

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

We may be subject to Regulations on National Security Review of Merger and Acquisition by Foreign Investors, which could jeopardize future transactions.

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

In October 2005, SAFE promulgated a regulation known as SAFE Circular 75 that states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies.

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

While we believe our shareholders who have confirmed to us that they are PRC residents have taken actions available to them to comply with SAFE Circular 75 and they are still in the process of updating their SAFE registration to reflect the recent changes to our group structure, we have urged relevant shareholders and beneficial owners to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. As SAFE Circular 37 was recently promulgated, there are substantial uncertainties on how this new rule will be implemented and interpreted. We cannot assure you that our current shareholders and/or beneficial owners or their shareholders or beneficial owners can successfully comply with registration requirements under SAFE Circular 37 and subsequent implementation rules in a timely fashion or at all. Any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under these regulation could subject our company to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’ ability to pay dividends or make distributions to us and our ability to increase our investment in or to provide loans to such PRC subsidiaries.

Furthermore, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations.

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

Risks Related to Our Ordinary Shares and ADSs

The market price of our ADSs has been and is likely to continue to be highly volatile.

The market price of our ADSs has been and is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

•                                          changes in the economic performance or market valuations of other solar power companies;

•                                          addition or departure of our executive officers and key research personnel;

•                                          financial blogs, Internet chat room or other media forms which publish unsubstantiated opinions or claims in support of undisclosed trades, including short selling, of our ADSs;

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

•                                          patent litigation and other intellectual property disputes;

•                                          litigation and other disputes with our long-term suppliers;

•                                          SEC investigation or private securities litigation;

•                                          the release or expiration of lock-up or other transfer restrictions on our outstanding ADSs; and

•                                          sales or anticipated sales of additional ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material and adverse effect on the market price of our ADSs.

Changes in the accounting guidelines relating to the borrowed ADS could decrease our earnings per share and potentially the ADS price.

We have entered into ADS lending agreements with the underwriters of our ADS offering registered on prospectus supplement dated September 30, 2014 and the accompanying prospectus dated June 4, 2014.  We entered into these ADS lending agreements to facilitate transactions by which investors in our convertible senior notes may hedge their investment.  Subject to certain terms of the ADS lending agreements, these borrowed ADSs must be returned to us by October 15, 2019 or earlier in certain circumstances. The borrowed ADSs will be legally issued, but will not be considered outstanding for accounting purposes under U.S. GAAP.  If these guidelines were to change in the future, we may be required to treat the borrowed ADSs as outstanding for purpose of computing earnings per share, our earnings per share would be reduced and the ADS price could decrease, possibly significantly.

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

Except as described in this annual report and provided in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs directly. Holders of our ADSs may instruct the depositary to exercise the voting rights attaching to the shares represented by the ADSs. If no instructions are received by the depositary on or before a date established by the depositary, the depositary may deem the holders to have instructed it to give a discretionary proxy to a person designated by us to exercise their voting rights. Holders of our ADSs may not receive voting materials in time to instruct the depositary to vote, and holders of our ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, might not have the opportunity to exercise a right to vote.

We have adopted a shareholders rights plan, which, together with the other anti-takeover provisions of our articles of association, could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

In November 2006, we adopted our amended and restated articles of association, which became effective immediately upon completion of our initial public offering in December 2006. Our current articles of association contain provisions that have the potential to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. In November 2008, our board of directors adopted a shareholders rights plan. Under this rights plan, one right was distributed with respect to each of our ordinary shares outstanding at the closing of business on December 1, 2008. These rights entitle the holders to purchase ordinary shares from us at half of the market price at the time of purchase in the event that a person or group obtains ownership of 15% or more of our ordinary shares (including by acquisition of the ADSs representing an ownership interest in the ordinary shares) or enters into an acquisition transaction without the approval of our board of directors.

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

You may face difficulties in protecting your interests because we are incorporated under Cayman Islands law.

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

Item 4.                                                         INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

Our legal and commercial name is Trina Solar Limited. Our predecessor company, Trina China, was incorporated in December 1997. In anticipation of our initial public offering, we incorporated Trina, a listing vehicle, as an exempted company limited by shares under the laws of the Cayman Islands on March 14, 2006. Trina acquired all of the equity interests in Trina China through a series of transactions that have been accounted for as a recapitalization and Trina China became our wholly-owned subsidiary. We have conducted substantially all of our operations through Trina China. In December 2006, we completed our initial public offering of our ADSs and listed our ADSs on the New York Stock Exchange. In June 2007, we completed a follow-on public offering of 5,406,280 ADSs sold by us and certain selling shareholders. In July 2008, we completed public offerings of $138 million aggregate principal amount of convertible senior notes due 2013, all of which we redeemed, together with all accrued but unpaid interest, as of the maturity date on July 15, 2013, and 8,146,388 ADSs for a related ADS borrowing facility. In August 2009, we completed a follow-on public offering of 5,175,000 ADSs. In March 2010, we completed another follow-on public offering of 9,085,000 ADSs. In June 2014, we completed a private placement of $172.5 million aggregate principal amount of 3.5% convertible senior notes due 2019, and a concurrent follow-on public offering of 10,120,000 ADSs. In October 2014, we completed a private placement of $115 million aggregate principal amount of 4.0% convertible senior notes due 2019, and a concurrent follow-on public offering of 10,333,785 ADSs, 2,504,000 ADSs of which were sold by us and 7,829,785 ADSs of which were loaned pursuant to an ADS borrowing facility related to the concurrent private placement of senior notes.

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

B.                                    Business Overview

Overview

We are a large-scale integrated solar power products manufacturer and solar system developer based in China with a global distribution network covering Europe, Asia, North America, Australia and Africa. Since we began our solar power products business in 2004, we have integrated the manufacturing of ingots, wafers and solar cells for use in our PV module production. Our PV modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. We also develop, design, construct, operate and sell solar power projects that primarily use the solar modules we manufacture. Beginning in 2014, we have two reportable operating segments consisting of the manufacturing segment and the solar power projects segment.

We produce standard monocrystalline PV modules ranging from between 210 watts, or W, and 215 W to between 270 W and 275 W in power output and multicrystalline PV modules ranging from between 250 W and 265 W to between 300 W to 315 W in power output. We build our PV modules to general specifications, as well as to our customers’ and end-users’ specifications. We sell and market our products worldwide, including China and the United States, where government incentives have accelerated the adoption of solar power. In recent years, we have also increased our sales in newer and emerging solar power markets, which include the United Kingdom, India and Japan, as well as other markets in Asia, Africa, the Middle East, Latin America, and the Caribbean Islands. We have established regional headquarters and offices located in Europe, North America and Asia to target sales and distribution in those markets. We primarily sell our products to wholesalers, power plant developers and operators and PV system integrators, including Solar City, Vivint, Essco, AMEC, SunEdison Products Singapore, Pte. Ltd., Lightsource Renewable Energy Limited, Anesco Limited, Enerparc AG, Sanshin Electronics Co., Ltd., TBEA Co., Ltd., Shanghai Electric Power Design Institute Co., Ltd. and China Huadian Engineering Co., Ltd.

We have expanded into the downstream solar power projects market. In 2014, we completed and connected 211.1 MW of build-to-own projects, completed 40.0 MW of build-to-own projects that had not yet been connected, and completed and sold 73.8 MW of build-to-sell projects in China and Europe. We anticipate completing between 700 MW and 750 MW of projects during 2015, including significant projects in the PRC, as well as Europe, Japan, and India. Our integrated manufacturing model and experience as a provider of high quality solar solutions have allowed us to successfully grow our solar power project business and develop a strong solar project pipeline to support future expansion.

As of December 31, 2014, we had an annual manufacturing capacity of ingots of approximately 2,000 MW, wafers of approximately 1,700 MW, cells of approximately 3,100 MW and modules of approximately 4,000 MW. In order to fill the gap between our needs for PV cells and our ingots and wafer manufacturing capacities that was created by strong market demand, and to achieve export cost advantages to certain markets, we contract toll services from third party manufacturers to process ingots and wafers and source wafers from our suppliers and strategic partners. Subsequently, we have developed relationships with various domestic and international suppliers of ingots and wafers.

We purchase polysilicon from our network of over ten suppliers, including several leading global producers of polysilicon, and have developed strong relationships with our suppliers. To reduce raw material costs, we continue to focus our research and development on improving solar cell conversion efficiency and enhancing manufacturing yields.  Our research and development platform has been further enhanced by our research and development laboratory that we were commissioned by the PRC Ministry of Science and Technology to establish in the Changzhou PV Park, or the PV Park, located adjacent to our headquarters. We began using the research and development laboratory in PV Park, or the PV Park Lab, in March 2012 and in November 2013, it was accredited by China’s Ministry of Science and Technology.

We began our research and development efforts in solar power products in 1999. We began our system integration business in 2002, our PV module business in late 2004, and our production of solar cells in April 2007. We began to develop solar power projects in 2009, and strategically entered the solar power project market in 2013. In 2012, 2013 and 2014, we generated net sales of $1,296.7 million, $1,775.0 million and $2,286.1 million, respectively. We recorded a net loss of $266.6 million, a net loss of $72.2 million and a net income of $61.3 million in 2012, 2013 and 2014, respectively.

Products and Projects

Beginning in 2014, we have two reportable operating segments:

•                  Manufacturing segment. We design, develop, manufacture and sell high efficiency PV modules world-wide, and integrate the manufacturing of ingots, wafers and solar cells for use in our PV module production; and

•                  Solar power projects segment.  We design, construct, sell and/or operate solar power projects in China and overseas.

Our manufacturing segment designs, develops, manufactures and sells high efficiency PV modules world-wide. The manufacturing segment is comprised of the production of mono- and multi-crystalline silicon ingots, wafers, cells and related products and the subsequent assembly and marketing of PV modules. PV modules are arrays of interconnected solar cells encased in a weatherproof frame. We produce standard solar monocrystalline modules ranging from between 210 W and 215 W to between 270 W and 275 W in power output and multicrystalline modules ranging from between 250 W and 265 W to between 300 W and 315W in power output, built to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. The variation in power output is based on the conversion efficiency of the cells used in our PV modules, as well as the types of cells. We assemble PV modules either from monocrystalline or multicrystalline cells. We also design and produce PV modules based on our customers’ and end-users’ specifications. Our PV modules are sealed, weatherproof and able to withstand high levels of ultraviolet radiation and moisture. We sell our module products under our own brand.

Our solar power projects segment designs, constructs, operates and sells solar power projects in China, the United Kingdom, Japan, the Middle East and India. We engage in the full life-cycle of solar projects development including project selection, design, financing, permitting, engineering, procurement, construction, installation, monitoring, operation and maintenance. We either sell completed solar projects to third party buyers, or operate them under the PPAs, or other contractual arrangements with utility or grid operators.

Manufacturing Segment

We manufacture ingots, wafers, cells and modules. We plan to build or acquire new facilities to increase our annual manufacturing capacity of ingots, wafers, cells, and modules from 2,000 MW, 1,700 MW, 3,100 MW and 4,000 MW, respectively, as of December 31, 2014 to 2,900 MW, 2,300 MW, 4,100 MW and 4,400 MW as of December 31, 2015.  This increase will take place as we improve the efficiency of our current facilities and build new greenfield facilities. We also seek for opportunities to access new production capacity that will strategically complement our current capacity through acquisitions or partnerships.  We plan to incur capital expenditures of up to $370 million to accomplish our 2015 expansion plans in our manufacturing segment. The following table sets forth our manufacturing capacity and production output in MW equivalent of module production as a result of our expansion for each of our facilities.

Manufacturing Facility	Manufacturing Commencement Date	Annual Manufacturing Capacity as of December 31, 2014		Production Output for the Year Ended December 31, 2014		Estimated Maximum Annual Manufacturing Capacity as of December 31, 2015
Silicon ingots	August 2005	2,000 MW	(1)	2,000 MW		2,900 MW
Silicon wafers	February 2006	1,700 MW	(1)	1,610 MW		2,300 MW
Solar cells	April 2007	3,100 MW	(1)	2,764 MW		4,100 MW
PV modules	November 2004	4,000 MW	(1)	3,287 MW	(2)	4,400 MW

(1)              Approximate figures.

(2)              Includes modules produced but not shipped as of December 31, 2014.

•                                          Silicon feedstock. We purchase polysilicon from various suppliers, including silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies. Our ability to mix the materials in the right proportion is critical to the production of high-quality silicon ingots. In the fourth quarter of 2014, we had an average silicon usage of approximately 5.3 grams per watt, compared to approximately 5.3 and 5.4 grams per watt in the fourth quarters of 2013 and 2012, respectively.

•                                          Ingots. We began commercial production of multicrystalline ingots in November 2007. As of December 31, 2014, we had 179 directional solidification system, or DSS, furnaces for the manufacturing of multicrystalline ingots, which can yield 2,000 MW of modules annually based on current manufacturing processes. To produce multicrystalline ingots, molten silicon is changed into a block through a casting process in a DSS furnace. Crystallization starts by gradually cooling the crucibles in order to create multicrystalline ingot blocks. The resulting ingot blocks consist of multiple smaller crystals as opposed to the single crystal of a monocrystalline ingot.

•                                          Wafers. We began manufacturing wafers in February 2006. Currently, we slice monocrystalline and multicrystalline wafers to a thickness of approximately 185 microns, while maintaining a low breakage rate. After the ingots are inspected, monocrystalline ingots are squared by squaring machines. Through high-precision cutting techniques, the squared ingots are then sliced into wafers by wire saws using steel wires and silicon carbon powder. To produce multicrystalline wafers, multicrystalline ingots are first cut into pre-determined sizes. After a testing process, the multicrystalline ingots are cropped and the usable parts of the ingots are sliced into wafers by wire saws by the same high-precision cutting techniques used for slicing monocrystalline wafers, while the unusable parts are melted down for reuse. After being inserted into frames, the wafers go through a cleansing process to remove debris from the previous processes, and are then dried. Wafers are inspected for contaminants then packed and transferred to our solar cell production facilities. Our annual wafer manufacturing capacity as of December 31, 2014 was approximately 1,700 MW based on current manufacturing processes.

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

•                                          Solar cells. We currently produce our own solar cells for use in our PV modules. To reduce our dependence on third-party solar cell manufacturers and to increase our efficiencies both in solar cell and PV module manufacturing, we began the production of monocrystalline cells in April 2007 and achieved a conversion efficiency of up to 20% as of December 31, 2014 on a test production line basis. In November 2007, we began producing multicrystalline cells and achieved a conversion efficiency of up to 18.3% as of December 31, 2014 on a mass production basis. As of December 31, 2014, we had 72 production lines with an annual manufacturing capacity of approximately 3,100 MW.

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

•                                          PV modules. We began module manufacturing in November 2004. We increased our annual manufacturing capacity of modules from approximately 6 MW per year as of November 2004 to approximately 4,000 MW per year as of December 31, 2014.

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

Solar Power Projects Segment

We design and construct, in order to operate or sell, solar power projects in China, the United Kingdom, Japan, the Middle East and India.  This segment enables us to cover the downstream business of our manufacturing segment and capture additional portions of the value chain in the solar industry. We engage in the full life-cycle of developing and operating solar power projects, including project selection, design, permitting, engineering, procurement, construction, installation, monitoring, operation and maintenance. We began to develop solar power projects in 2009, and strategically entered the solar power project market in 2013. Our solar power projects segment has grown significantly in the past three years.  The solar power projects business is growing quickly in China, supported by favorable government policies, and we expect this segment to be strategically important to us and continue to grow.

Solar Power Projects Development Process

Our solar power projects development process primarily consists of the following stages:

•                  Project selection.  We search for project opportunities inside and outside of China. Our business team closely monitors solar power projects market and gathers market intelligence to identify project development opportunities. We engage reputable law firms and consulting firms led by our internal due diligence team to conduct feasibility studies of the potential projects and select projects based on such studies. As we consider undertaking new solar power projects, we weigh a number of factors including location, local policies and regulatory environment, the availability of funding for both us and prospective purchasers and potential internal rate of returns.

•                  Project financing.  We typically include project financing plans in our feasibility studies and implement such plans after obtaining internal approval for the projects. Usually we finance 25% to 30% of our projects using our own funds and 70% to 75% through external financing such as short-term bridge debt financing or long-term project loans collateralized by project assets.

•                  Permitting and approval. We generally obtain permits and approvals for solar projects using our internal team and collaborating with other developers. We may also acquire projects that are in various stages of the permitting and approval process.  The permits and approvals required for solar power projects varies depending on project location.

•                  Project design, engineering, procurement and construction. Our engineering team generally designs solar power projects with the goal of optimizing the performance of our projects while minimizing construction and operational costs and risks.  We hire independent third-party contractors to construct our solar projects and we screen them based on their experience, reputation, credibility, safety and compliance record and other criteria. We use solar modules that we produce and procure inverters and other equipment from third party suppliers.

•                  Build-to-sell projects. We usually determine whether a project is a build-to-sell project before commencing construction.  Most of our overseas projects are build-to-sell projects. We actively market our build-to-sell projects throughout the development process, and usually are able to identify and engage purchasers before the completion of construction.

•                  Operation and Maintenance for build-to-own projects. Most of our build-to-own projects are located in China. We operate and maintain our build-to-own projects after they start operating, which requires signing grid-connection agreements and/or PPAs with the local grid companies. After the project is connected to the grid, we are responsible for operation and maintenance of the project, which we supply internally or sub-contract to external service providers.

Our Project Portfolio

In 2014, we completed and connected 211.1 MW of build-to-own projects, completed 40.0 MW of build-to-own project that had not yet been connected, and completed and sold 73.8 MW of build-to-sell projects. In the first quarter of 2014, we successfully sold our 50.0 MW build-to-sell project in Wuwei, Gansu Province to Huadian Fuxin Energy Corporation Limited.  In October and December 2014, we sold a total of 23.8 MW build-to-sell projects in the United Kingdom to funds managed by Foresight Group LLP.

As of December 31, 2014, our completed and connected projects consisted of eight build-to-own projects with a total designed capacity of 233.3 MW located in China, Greece, Italy and the United Sates. Our completed but not yet connected projects consisted of one 40.0 MW project located in China. Our projects under construction included four projects with a total designed capacity of 380.0 MW, including a 50.0 MW build-to-sell project in the United Kingdom and three build-to-own projects with a total designed capacity of 330.0 MW located in China, all of which are expected to be completed and connected to the grid in 2015. Our projects in pipeline as of December 31, 2014 included 39 projects with a total designed capacity of 446.6 MW, including 213.4 MW build-to-sell projects and 233.2 MW build-to-own projects. “Projects in pipeline” are those projects that have been internally approved to start the permitting process but have not started construction.

As of December 31, 2014, our build-to-sell project portfolio mainly consisted of:

•                  one project under construction with a designed capacity of 50.0 MW located in the United Kingdom; and

•                  24 projects in pipeline with a total designed capacity of 213.4 MW, including 188.4 MW of projects located in Japan and 25.0 MW of projects located in the United Kingdom.

As of December 31, 2014, our build-to-own project portfolio mainly consisted of:

•                  eight completed and connected projects with a total designed capacity of 233.3 MW, consisting of two ground-mounted solar power projects with total capacity of 210.0 MW and a 1.1 MW industrial rooftop solar power project in China, two solar power projects in Greece with a total designed capacity of 16.0 MW, a 2.0 MW solar power project in Italy, and two solar power projects in the United States with a total designed capacity of 4.2 MW.  The 22.2 MW of overseas projects were completed and connected to the grid in 2013. 210.0 MW of ground-mounted solar power projects and a 1.1 MW industrial rooftop solar power project located in China were connected to the grid in December 2014;

•                  one 40.0 MW completed but not yet connected project located in China;

•                  three projects under construction with a total designed capacity of 330.0 MW, which are located in China and are expected to be completed in 2015. In August 2014, we entered into a share purchase agreement to acquire 90% of the equity interest in Yunnan Metallurgical New Energy, which held a 300.0 MW project under development in southern Yunnan Province, which is expected to be completed in 2015. We completed the share transfer registration with the Yunnan Administration for Industry and Commerce in September 2014; and

•                  15 projects in pipeline with a total designed capacity of 233.2 MW, including 14 solar power projects with a total designed capacity of 220.7 MW located in China and one 12.5 MW solar power project located in India.

The following table sets forth our project portfolio in our strategic markets as of December 31, 2014:

	Completed Projects					Projects Under Construction			Projects in Pipeline
	Build-to- sell	Build-to- own		Sub- total		Build-to- sell	Build-to- own	Sub- total	Build-to- sell	Build-to- own	Sub- total
	(in MW)
China	—	251.1	(1)	251.1	(1)	—	330.0	330.0	—	220.7	220.7
Europe	—	18.0		18.0		50.0	—	50.0	25.0	—	25.0
Japan	—	—		—		—	—	—	188.4	—	188.4
Others	—	4.2		4.2		—	—	—	—	12.5	12.5
Total	—	273.3		273.3		50.0	330.0	380.0	213.4	233.2	446.6

(1)              Consists of 211.1 MW of projects completed and connected and a 40.0 MW project completed and not yet connected.

In March 2015, we completed the 50.0 MW build-to-sell solar power station in the United Kingdom, and we entered into an agreement to sell the 50.0 MW build-to-sell solar power station to Bluefield Solar Income Fund Limited in March 2015.

Suppliers and Contractors

Manufacturing Segment

Our manufacturing business depends on our ability to obtain silicon-based raw materials, including polysilicon, ingots and wafers. We procure polysilicon primarily from domestic and international manufacturers. In addition to our headquarters, we have three offices located in the United States, Asia and Europe to conduct procurement activities. We believe our procurement team’s geographical proximity to the supply sources helps us better communicate with the suppliers and respond to them more efficiently. We believe our efforts to procure silicon-based raw materials from various sources will enable us to better control the silicon supply chain, increase manufacturing efficiency, and reduce margin pressure.

We have entered into medium-term and long-term supply contracts to procure silicon feedstock of different grades with Chinese and international suppliers, which provide us with the ability to meet our future requirements. These medium-term and long-term suppliers include Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., or Jiangsu Zhongneng, and Changzhou GCL Photovoltaic Technology Co., Ltd., or GCL (Changzhou), both of which are wholly-owned subsidiaries of GCL-Poly Energy Holdings Limited, or GCL-Poly. Our medium-term and long-term contracts have delivery terms from 2008 up to 2020 and variable prices. Generally we negotiate purchase quantities annually. These contracts also require us to make an advance payment of a certain negotiated amount.  In 2012, 2013 and 2014, we successfully renegotiated several medium-term and long-term supply contracts that required us to purchase polysilicon and wafer at a predetermined quantity at prevailing prices during the month of delivery, which more closely link our purchase costs with market prices.

To secure sufficient feedstock to support our planned sales growth, in March 2008, we entered into an eight-year framework polysilicon supply agreement with Jiangsu Zhongneng, a supplier of polysilicon based in Jiangsu, China. In August 2008, we expanded the scope of the supply of polysilicon under this agreement to wafers. In August 2009, we extended the term of this supply agreement by another five years. In December 2010, Jiangsu Zhongneng assigned all of its obligations and rights under this supply agreement with respect to the wafer supply to GCL (Changzhou), a wafer supplier based in Jiangsu, China. Under a supplemental framework long-term agreement we entered into in March 2010 with Jiangsu Zhongneng, Jiangsu Zhongneng has agreed to supply to us up to an aggregate of 27,220 tons of polysilicon through 2020. Under a supplemental framework long-term wafer supply agreement we entered into with GCL (Changzhou) in January 2011, GCL (Changzhou) has agreed to supply to us wafers sufficient to produce up to an aggregate of 19,737 MW of PV modules over ten years from January 2011 to December 2020, and we have agreed to procure not less than 50% of our outsourced wafer requirement from GCL (Changzhou) each year during the term of the agreement. Under our agreements with GCL (Changzhou) and Jiangsu Zhongneng, the prices of the polysilicon and wafers were initially predetermined subject to periodic adjustments.  Due to the volatility of polysilicon prices, we have negotiated actual polysilicon and wafer purchase amounts and prices under our long-term framework agreement with GCL from time to time. For example, in March 2013, January 2014 and February 2015, we entered into supplemental agreements with GCL (Changzhou) and Jiangsu Zhongneng to modify our total wafer and polysilicon purchase quantities for 2013, 2014 and 2015, respectively, among other things.  We expect to further negotiate our purchase commitments in the future taking into account market conditions.

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

Solar Power Projects Segment

We use solar modules that we produced in our solar power projects, which generally constitutes a substantial portion of the average total costs. We procure inverters and other equipment of solar power projects from a broad range of reputable suppliers. We hire and supervise reputable local third-party contractors to construct solar power projects.  Our internal engineering team typically designs, operates and maintains our solar power projects located in China, and we engage third-party service providers to provide design, operation and maintenance services for our solar power projects located overseas.  We employ a number of measures to manage and monitor the performance of our contractors in terms of both quality and delivery schedule, including on-site supervisors, periodic inspections and reports. Under the construction agreements, we are generally entitled to compensation if our contractors fail to meet the prescribed quality requirements and deadlines.

Quality Assurance

Manufacturing Segment

We have an experienced quality management team that includes manufacturing quality control, supply chain quality management, customer quality support, quality reliability assurance, quality assurance system, calibration center and continual improvement office. We have established and maintain quality management systems in accordance with the requirements of ISO9001:2008 and reliability assurance systems in accordance with the requirements of JIS Q8901:2012. We have also obtained RoHS and REACH certification. We own one of the key national laboratories for PV science and technology, which has obtained ISO/IEC17025 certification from China National Accreditation Service for Conformity Assessment and test capabilities in the key laboratory that satisfy IEC61215/IEC61730 and UL1703 test requirements. Our products have obtained certification in accordance with the standards of IEC61215:2005, IEC61730:2004 and UL1703:2012. In 2014, we won the Changzhou Mayor Award for Quality and the “Rheinland Star Photovoltaic Module Award” granted by TUV Rheinland.

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

The following table sets forth the major certifications we have received and major test standards our products have met as of December 31, 2014.

Certification Test Date	Certification or Test Standard	Relevant Products

November 2014	ISO 9001:2008 quality management system certification

Design, manufacture and sales of ingots, casting, silicon wafers, solar cells and PV solar modules; design, sales and service of PV application product; design, sales, installation and service of PV system

December 2014	ISO 14001:2004 environmental management system	Design, manufacture and sales of silicon, ingots, casting, silicon wafers, solar cells and PV solar modules

January 2014	OHSAS18001 occupational health and safety management system	Design, manufacture and sales of silicon, ingots, casting, silicon wafers, solar cells and PV solar modules

May 2014	ISO 14064-1:2006 Specification with guidance at the organization level for quantification and reporting of greenhouse gas emissions and removals	Design, manufacture and sales of silicon, ingots, casting, silicon wafers, solar cells and PV solar modules

November 2014	PAS2050:2011 product carbon footprint certification	TSM-PC05A PV modules TSM-PC14 PV modules TSM-PDG5 PV modules

November 2014	ISO/TS 14067:2013	TSM-PC05A PV modules TSM-PC14 PV modules TSM-PDG5 PV modules

December 2014	JIS Q 8901 Certification from TÜV Rheinland	PV modules

Certification Test Date	Certification or Test Standard	Relevant Products

December 2009	RoHS certification	PV modules

June 2014	REACH certification	PV modules

June 2013	ISO/IEC17025 CNAS laboratory accreditation certification	PV product testing center

August 2006, June 2007, July 2007, February 2009, April 2009, May 2009, June 2009, November 2009, October 2010, December 2010, February 2011, March 2011, April 2011, May 2011, June 2011, July 2011, November 2011, January 2012, February 2012, December 2012, August 2013, September 2013, December 2013, February 2014, June 2014, August 2014, September 2014

	TÜV Rheinland product certification	PV modules sold in Europe

May 2009, April 2011, June 2011, December 2013	TÜV SÜD product certification	PV modules sold in Europe

May 2010, July 2011, August 2011, May 2012, November 2014	MCS certification	PV modules sold in UK

April 2008, February 2010, November 2011, February 2012, November 2012	Golden Sun product certification	PV modules sold in China

February 2009, May 2009, September 2009, December 2010, November 2011, December 2011, June 2012	KEMCO product certification	PV modules sold in Korea

March 2009, October 2009, May 2010, October 2010, February 2011, February 2015	JET product certification	PV modules sold in Japan

February 2012	J-pec listing	PV modules sold in Japan

February 2011, September 2011, March 2012, October 2012, December 2013	Clean Energy Council (CEC)	PV modules sold in Australia

October 2011, April 2012, September 2013, March 2014	SII product certification	PV modules sold in Israel

August 2008, July 2009, April 2011, May 2011, June 2011, August 2011, September 2011, January 2012, July 2012,	UL 1703 certification	PV modules sold in North America

Certification Test Date	Certification or Test Standard	Relevant Products

November 2012, March 2013, April 2013, August 2013, February 2014

January 2010, March 2010, January 2011, November 2011, January 2014	CSA certification(UL1703)	PV modules sold in North America

July 2011, October 2011, September 2014	Ammonia test	Special requirement from customer

May 2011, October 2011, November 2012, September 2014	Salt mist test	Special requirement from customer

December 2011, February 2012	European Module certification	PV modules sold in Italy

November 2012	Client Test Data Program	PV product

November 2012, August 2014	Sand blast test	PV modules

July 2012, December 2012, January 2013, June 2013, December 2013, January 2014, August 2014	PID testing	PC05, PC14

July 2013	International Electrotechnical Commission (IEC) 61730-2 standard certification with Class A Fire Safety	PDG5 module

Solar Power Projects Segment

We have strict and comprehensive quality control standards and measures in every stage of the solar projects development process.  We conduct comprehensive market due diligence to identify solar projects that have projected internal returns that meet our standards. Our experienced and qualified engineering team designs the projects with technical specifications that provide for the quality and performance of our solar power plants.  Solar modules used in our solar power projects are from our manufacturing business that have the certifications and meet test standards discussed above. These solar modules typically come with a two to five-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. We closely monitor and supervise construction contractors as part of the quality control process, who also typically provide warranties and performance guarantees of up to five years.  Our operating and maintenance team and third party service providers tests, checks and continuously monitors the quality and performance of our operating solar power projects.

Customers and Markets

Manufacturing Segment

In our manufacturing segment, we currently sell our PV modules primarily to power plant developers and operators, wholesalers and PV system integrators. We focus on different types of clients depending largely upon the demand in specific markets. We work with solar power plant developers and operators, who tend to be large volume purchasers, by supplying PV modules for downstream projects. PV system integrators typically design and sell integrated systems that include our branded PV modules along with other system components. Some of the PV system integrators also resell our modules to other system integrators. Our major customers in 2014 included Solar City, Vivint, Essco, AMEC, SunEdison Products Singapore, Pte. Ltd., Lightsource Renewable Energy Limited, Anesco Limited, Enerparc AG, Sanshin Electronics Co., Ltd., TBEA Co., Ltd., Shanghai Electric Power Design Institute Co., Ltd. and China Huadian Engineering Co., Ltd.  We have a quality customer base as many of our customers are well-known wholesalers and system integrators in their respective markets and are expanding to become multinational PV companies.

A small number of customers have historically accounted for a significant portion of our net sales. Our top five customers collectively accounted for approximately 25.1%, 18.7% and 34.7% of our net sales in 2012, 2013 and 2014, respectively. Our largest customer contributed approximately 13.2% of our net sales in 2014.

We currently sell most of our PV modules to customers located in China, the United States, Japan and Europe. Solar manufacturers like us have capitalized on government and regulatory policies promoting solar power in many jurisdictions. In order to continue growing our sales and to reduce our exposure to any particular market segment, we intend to broaden our geographic presence and customer base. China, the United States and Japan are our most important markets; we significantly expanded our sales of PV modules to solar power markets in China, the United States and Japan in 2014.  In 2014, China, the United States and Japan accounted for 32.7%, 27.8% and 20.0% of our net sales, respectively, showing that we have been increasing our market presence globally and building our brand as one of the top global solar brands.

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

The following table sets forth our total net sales by geographical region for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
Region	Total Net Sales	Percent	Total Net Sales	Percent	Total Net Sales	Percent
	(in thousands, except for percentages)
China	$167,953	13.0%	$591,071	33.3%	$747,811	32.7%
Europe	622,908	48.0	548,557	30.9	219,291	9.6
United States	331,213	25.5	302,270	17.0	634,446	27.8
Japan	38,565	3.0	147,403	8.3	457,901	20.0
Others(1)	136,016	10.5	185,670	10.5	226,670	9.9
Total	$1,296,655	100.0%	$1,774,971	100.0%	$2,286,119	100.0%

(1)                                 Includes India, which in 2014 accounted for $67.3 million, or 2.9%, in total net sales, and Australia, which in 2014 accounted for $40.6 million, or 1.8%, in total net sales.

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

We may require advance payments depending on the credit status of our customer, our relationship with the customer, market demand and the terms of the particular contract. Our contracts with customers stipulate different post-delivery payment schedules based on the credit worthiness of the customer. Our accounts receivable turnover days were approximately 99 days in 2014, compared to 90 days in 2013, because we sold more modules to certain Chinese customers with relatively longer credit terms. Some of our overseas credit sales are insured against non-payment by our customers. The amount of insurance coverage for each transaction is based on a rating assigned by the insurer to the customer, based on that customer’s credit history.

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

We seek to better serve our customers and end users by setting up local offices with sales and marketing, sales support and logistics teams close to them. We are also expanding our range of value-added services to customers. We service residential and commercial end-customers through a network of local distributors and system integrator partners. For distributors and system integrators, we provide marketing support, logistics support that minimizes handling and administrative costs, and pre-sale and post-sale supports that include customized product selection, technological and installation support. In January 2012, we announced the offering of a three-pronged service solution featuring complementary design services, high performance “Honey” modules and the rapid install Trinamount racking system, a proprietary system to mount PV modules onto residential and commercial rooftops. For our customers in the utility sector, we will continue to provide a greater level of pre-sale due diligence and technical input to facilitate their procurement.

Solar Power Projects Segment

We sell our build-to-sell projects to predetermined or committed purchasers and our build-to-own projects sell electricity to the local transmission grid.  Purchasers of build-to-sell projects include large utility companies or other power producers that desire to sell the electricity from the projects to local power suppliers. We focus on countries and regions where the solar power industry is growing rapidly and expected to have sustainable growth supported by favorable government policies, such as China.

Sales and Marketing

Manufacturing Segment

Over the years, we have expanded our distribution network globally. While our core solar module customer base continues to expand in China and the United States, we continue to grow our sales and distribution channels into newer and emerging solar power markets, which include the United Kingdom, India and Japan, as well as other markets in Asia, Africa, the Middle East, Latin America, and the Caribbean Islands. To grow our sales and reduce exposure to any particular market, we have broadened our geographic presence and diversified our sales among distributors, wholesalers, power plant developers and operators, PV system integrators and regional and national grid operators through increased sales and marketing and customer support efforts.

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

Solar Power Projects Segment

We diligently conducts market due diligence, routinely meet with industry players and interested investors, and attends industry conferences and events to identify project development opportunities. Our business team has extensive industry expertise and significant experience in working with government authorities and developing new projects for our target markets, especially in China.  With respect to our build-to-sell projects, our business team generally actively identifies and pursues potential purchasers before commencing construction.  With respect to our build-to-own projects, we focus on markets with favorable government policies that guarantee or provide favorable financial incentives for the purchase of solar power by local or national grid companies.

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

We obtained an additional 104 patents in 2014. As of December 31, 2014, we had 637 issued patents, including five jointly owned by third parties, and 395 patent applications pending in China. Our issued patents and our pending patent applications mainly relate to technology that we are currently using, including technology relating to improvements to the solar power product manufacturing process and integration of construction elements into our PV modules or solar systems. 92 of our issued patents and patent applications relate to technology that we do not use in our current production of solar power products. As we expand our product portfolio, continue our expansion into solar cell manufacturing and enter into polysilicon manufacturing in the future, we believe that the development and protection of our intellectual property will become more important to our business. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide a significant competitive advantage to us.

We have registered as a trademark the logo “Trina” in China, the European Union, Japan, Singapore, Switzerland, Morocco, Taiwan, Thailand, Croatia, Canada, South Korea, the Philippines, Australia, the United States, the United Arab Emirates and Vietnam. We have registered as a trademark the logo “Trinasolar” in China, the United States, Canada, the European Union, Australia, the United Arab Emirates, Croatia, Thailand, the Philippines, Japan, Singapore, Switzerland, Morocco, Taiwan, South Korea, India, Vietnam and Turkey and the logo “TSM” in the European Union, Australia, China, Croatia, Japan, Morocco, South Korea, Singapore, Switzerland, Turkey, the United States and Vietnam. We have pending trademark registration applications for the logos “Trina” and “Trinasolar” in Pakistan, Indonesia and several other countries. We filed a trademark registration application for the logo “” in the PRC in December 2007 and in Taiwan in September 2009. We also registered as a trademark the logo “MeSolar” in China, Croatia, Singapore, Canada, Morocco, Turkey, the United Arab Emirates, Thailand, the European Union, Taiwan, Japan, Australia and Switzerland and registered as a trademark the logo “YouSolar” in China, the United States, Australia, Morocco, the United Arab Emirates, Taiwan, Japan, South Korea, Croatia, the European Union, Thailand, Philippines, Turkey, Vietnam, Switzerland and Singapore. We have filed trademark registration applications for the logo “Trinasolar” in China, the European Union, Croatia, South Korea, Singapore, Japan and several other countries. We have also recently filed European Community Trade Mark (CTM) registration for the logo “Honey” and “Comax” in twenty-seven European Union member states and will extend the registration to other states afterwards. Additionally, we have filed the trademark registration applications for the logos “,”“,” “,” “,” “,” “,” and “” individually with the trademark office in the PRC in November 2009, and we also filed the trademark registration applications for the logo “Smart energy together” with the trademark office in the PRC in September 2012. We filed trademark registrations for the logos “Trina” and “Trinasolar” in Brazil, Costa Rica, Malaysia, Jordan and Chile in 2013, and also filed trademark registrations in 80 countries and regions under the Madrid Agreement and the Madrid Protocol. We also filed trademark registration for the logo “”, “Trinahome” and “Trinamap” in China during 2013. In December 2012, the trademarks “” and “TrinaSolar” were certified as well-known trademarks of Changzhou City. In December 2013, the trademark “” was certified as well-known trademark of Jiangsu Province. In 2014, we filed trademark registrations for the logos “Trinasmart” and “Dualglass” in China, and the logo “Smart energy together” was registered in Classes 6, 9,11, 14, 19, 25, 28, 39 and 40 in China.

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

•                                          aesthetic appearance of PV modules; and

•                                          brand name and reputation.

We compete with other PV module manufacturing companies, including dedicated PV manufacturers such as First Solar Inc., Yingli Green Energy Holding Co., Ltd., Canadian Solar, Inc., JinkoSolar Holding Co., Ltd., and JA Solar Holdings Co., Ltd. as well as multinational conglomerates such as Sharp Electronic Corporation and Mitsubishi Electric Corporation. We may also face competition in the downstream solar power business from competitors such as Canadian Solar Inc., JinkoSolar Holding Co., Ltd., and Yingli Green Energy Holding Co., Ltd., as well as the large Chinese state-owned electric utility enterprises in the downstream business in China. Some of our competitors may have a stronger market position than ours, more sophisticated technologies and products, greater resources and better name recognition than we do. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs.

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

Our solar power projects business is usually supported by environmental laws and policies, and receives government subsidies or other financial incentives because it produces clean and renewable energy.  For example, the Renewable Energy Law of the PRC sets forth policies to encourage the development and utilization of solar power and other renewable energy.  The Circular on Improving Policies on the On-grid Tariffs of Solar Power Generation issued by the NDRC of China provides that the FIT for solar power projects be RMB1.00 per kWh. See “Regulation” section below.  During our project development process, we often prepare environmental impact assessment reports as part of the permitting process. During the construction stage, we comply with environmental laws and regulations relating to construction. Once operational, our solar power projects do not generate industrial waste.

We believe we are currently in compliance with all applicable environmental laws and regulations. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or a cessation of operations.

Insurance

We maintain property insurance policies with reputable insurance companies for covering our equipment, facilities, buildings and their improvements, and office furniture. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. We maintain director and officer liability insurance for our directors and executive officers. We have limited worldwide product liability insurance coverage for our products manufactured in China. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China. However, significant damage to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operation. We paid an aggregate of approximately $15.5 million in insurance premiums in 2014.

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

Renewable Energy Law and Other Government Directives

In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006 and was amended on December 26, 2009. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil energy. The law sets forth the national policy to encourage and support the use of solar and other renewable energy and the use of on-grid generation. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of electricity generated by solar and other renewable power generation systems. The law imposes mandatory obligations on grid enterprises to purchase the full amount of on-grid electricity generated by approved renewable energy plants whose power generation projects meet the grid connection technical standards in the areas covered by the grid enterprises’ power grids.

The law also sets forth the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar PV systems and other solar energy utilization systems. It also provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects. In January 2006, NDRC promulgated two implementation directives of the Renewable Energy Law. These directives set forth specific measures in setting prices for electricity generated by solar and other renewal power generation systems and in sharing additional expenses occurred. The directives further allocate the administrative and supervisory authorities among different government agencies at the national and provincial levels and stipulate responsibilities of electricity grid companies and power generation companies with respect to the implementation of the Renewable Energy Law.

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

In August 2007, NDRC issued the Medium and Long-term Development Plan for Renewable Energy which describes the national government’s financial incentives for the renewable energy industry for the multi-year period ending 2020, with an estimated required investment amount of approximately $300 billion. The plan also calls for increasing the overall installation capacity for solar energy to 300 MW by 2010 and 1.8 GW by 2020. Recent policy statements have indicated that these targets may rise to 400 MW to 500 MW by 2010 and 2 GW by 2020.

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

On July 24, 2011, NDRC released the “Notice Regarding the Pricing Policy of the Feed-in Tariffs” (NDRC Pricing [2011] No. 1594), or the Notice. According to the Notice, all solar energy projects that were approved before July 1, 2011 and completed construction and commenced manufacturing before December 31, 2011 shall price their feed-in tariff at RMB1.15 per kilowatt-hour, or kwhr, (tax included), if such price had not been set by NDRC before the date of the Notice.  All other solar energy projects, except for the solar energy projects in Tibet which shall still price their feed-in tariff at RMB1.15/kwhr (tax included), shall price at RMB1/kwhr (tax included). The solar power projects granted through special auction procedures shall follow the auction price, which shall not exceed the relevant prices set forth in the Notice. In addition, according to the Notice, the solar power projects receiving governmental subsidies shall follow certain local feed-in tariff guidance.

On March 1, 2013, China’s State Council issued the “Twelfth Five Year Plan.”  The plan supports the promotion and development of renewable energy, including the solar energy.  The plan also encourages the development of solar PV power stations in the areas with abundant solar power resource.

In July 2013, China’s State Council issued the “Several Opinions on Promoting the Healthy Development of the PV Industry.”  The opinions stress the importance of promoting the healthy development of the PV industry and set the goal that the total installed capacity reaches thirty-five million kwhr by 2015.  The opinions also indicate the State Council’s intention to accelerate the adjustment of the PV industry’s structure and the advancement of PV technology.

In August 2013, the National Energy Administration promulgated the Interim Measures for the Administration of Solar Power Projects, which stipulated that solar power projects are subject to filings with the provincial NDRC. Such filing is subject to the national development plan for solar power generation, the regional scale index and implementation plan of the year as promulgated by the competent national energy authority and a pre-condition for connecting to power grid.

On August 26, 2013, the NDRC issued the Circular on Promoting the Healthy Development of PV Industry by Price Leverage, or the NDRC Pricing Circular. Under this Circular, the FIT (tax inclusive) for solar power projects approved or filed after September 1, 2013 or beginning operation after January 1, 2014 would be RMB0.90 per kWh, RMB0.95 per kWh or RMB1.00 per kWh, depending on the locations of the projects (excluding on-grid solar power projects located in Tibet). In addition, the NDRC Pricing Circular sets forth special rules that entitle distributed solar power projects (excluding the projects that have received an investment subsidy from the central budget) to a national subsidy of RMB0.42 per kWh. The difference (in amount) between the FIT for solar power projects and the desulphurized coal benchmark electricity price, or the subsidies paid to distributed solar power projects, are funded by the renewable energy development funds. The above FIT and subsidy policies are valid for 20 years for each power generation project since its formal operation, in principle.

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

On November 26, 2013, the National Energy Administration promulgated the “Interim Measures for the Administration of Distributed PV Power Generation.”  The interim measures clarify that the distributed solar projects are subject to filings with the provincial or regional NDRC. Such filing is subject to State Council’s rules for administration of investment projects and the regional scale index and implementation plan of the year as promulgated by the competent national energy authority. Distributed solar projects in the regional scale index of the year that are not completed or put into operation within two years from their respective filing date must be cancelled and disqualified to receive national subsidies. The interim measures also provide that the filing procedures should be simplified and the electric power business permit and permits in relation to land planning, environmental impact review, energy saving evaluation and other supporting documents may be waived. The interim measures are valid for three years starting from the date of promulgation.

In February 2014, the Certification and Accreditation Administration and the National Energy Administration jointly issued the “Implementation Opinions on Strengthening the Testing and Certification of PV Products.” The implementation opinions provide that only certified PV products may be connected to the public grid or receive government incentives.  The institutions that certify PV products must be approved by the Certification and Accreditation Administration.  According to the implementation opinions, PV products that are subject to certification include PV battery parts, inverters, control devices, confluence devices, energy storage devices and independent PV systems.

In September 2014, the National Energy Administration promulgated the Notice on Further Implementation of Certain Policies in Relation to Distributed Solar Power, which aims to encourage the application of distributed solar power in various fields by improving subsidies, financing and supporting services.

In October 2014, the National Energy Administration released a succession of circulars on regulating the investment and development order of PV power stations and subduing the speculative behaviors. These circulars stipulates that the filings of solar power projects will be automatically invalidated if the construction of solar power projects has not commenced prior to the expiration of such filings and no application for extension has been made. The investor applying for solar power projects shall take the lead on the project investment and development as a controlling party. Prior to the commercial commencement, the investor shall not transfer the project without the consent from the filing authority. Also, in case of any material changes to the investing party or any changes to the location or details of the construction, the investor shall re-apply for the filing with the authority.

In March 2015, the National Energy Administration promulgated the Circular on Implementing Plans of PV Generation Construction for 2015, which announced that the total target for the increase in PV power generation capacity of ground-mounted projects for 2015 will be 17.8 GW and indicated that rooftop distributed solar projects and ground-mounted projects which are completely for self-use would no longer be subject to quota requirement.

On March 20, 2015, the NDRC and the National Energy Administration issued a directive opinion, which emphasizes that the competent provincial authorities must strengthen the implementation of the provisions with regard to the purchase of the full amount of electricity generated by renewable energy and avoid any curtailment of solar power projects. In addition, it also stated that electricity generated by clean energy is encouraged to be sold directly to the consumers in the regions where there is ample supply of clean energy, and the relevant parities must coordinate the trans-provincial supply of electricity and power transmission capability, in order to maximize the utilization of clean energy.

Electric Power Industry

The regulatory framework of the PRC power industry consists primarily of the Electric Power Law of the PRC, which became effective on April 1, 1996 (subsequently revised effective on August 27, 2009) and the Electric Power Regulatory Ordinance, which became effective on May 1, 2005. One of the stated purposes of the Electric Power Law is to protect the legitimate interests of investors, operators and users and to ensure the safety of power operations. According to the Electric Power Law, the PRC government encourages PRC and foreign investment in the power industry. The Electric Power Regulatory Ordinance sets forth regulatory requirements for many aspects of the power industry, including, among others, the issuance of electric power business permits, the regulatory inspections of power generators and grid companies and the legal liabilities for violations of the regulatory requirements.

On January 5, 2006, the NDRC promulgated the Administrative Provisions on Renewable Energy Power Generation which set forth specific measures for setting the price of electricity generated from renewable energy sources, including solar and for allocating the costs associated with renewable power generation. The Administrative Provisions on Renewable Energy Power Generation also delegate administrative and supervisory authority among government agencies at the national and provincial levels and assign partial responsibility to electricity grid companies and power generation companies for implementing the Renewable Energy Law.

Pursuant to the Provisions on the Administration of the Electric Power Business Permit, which were issued by the State Electricity Regulatory Commission, or the SERC, and became effective on December 1, 2005, unless otherwise provided by the SERC, no company or individual in the PRC may engage in any aspect of electric power business (including power generation, transmission, dispatch and sales) without first obtaining an electric power business permit from the SERC. These provisions also require that if an applicant seeks an electric power business permit to engage in power generation, it must also obtain in advance all relevant government approvals for the project including construction, generation capacity and environmental compliance.

However, there are exceptions where the PV power generation projects may not need to obtain an electric power business permit from the SERC. On July 18, 2013, the NDRC issued the Interim Measures for the Administration of Distributed PV Power Generation, which waived the previous requirement to obtain an Electric Power Business Permit for distributed PV power generation project. On April 9, 2014, the National Energy Administration issued the Circular on Clarifying Issues concerning the Administration of Electric Power Business Permit, which waived requirement to obtain an Electric Power Business Permit for those solar power generation projects with installed capacity less than 6 MW and any distributed PV power generation project approved by or filed with the NDRC or its local branches, and required local National Energy Administration to simplify the Electric Power Business Permit application procedure for the solar power generation companies.

All electric power generated in China is distributed through power grids, except for electric power generated by facilities not connected to a grid. The distribution of power to each grid is administered by dispatch centers, which the administration and dispatch of planned output by power plants connected to the grid. The Regulations on the Administration of Electric Power Dispatch to Networks and Grids, promulgated by the State Council and the former Ministry of Electric Power Industry, effective on November 1, 1993, as amended on January 8, 2011, and its implementation measures, regulate the operation of dispatch centers.

On November 29, 2011, the Ministry of Finance, NDRC and National Energy Administration jointly issued the Interim Measures for the Administration of Levy and Use of Renewable Energy Development Fund, which provides that development funds for renewable energy include designated funds arranged by the public budget of national finance, and renewable energy tariff surcharge collected from electricity consumers. Solar power projects can only receive central government subsidies after completing certain administrative and perfunctory procedures with the relevant authorities of finance, pricing and energy to be listed in the Subsidy Catalog issued by the Ministry of Finance, NDRC and National Energy Administration. These subsidies represent the difference between the FIT for solar power projects and the desulphurized coal benchmark electricity price. In order to be listed in the Subsidy Catalog, ground-mounted projects must submit applications to the relevant provincial authorities; and in accordance with the Circular on Issues Concerning Implementing Electric Quantity-based Subsidy Policy for Distributed Generation Projects issued by the Ministry of Finance on July 24, 2013, rooftop distributed solar power projects must submit applications to the grid enterprises in the area where the projects are located. After preliminary review of the applications, the provincial authorities will jointly report to the Ministry of Finance, NDRC and National Energy Administration, and the Ministry of Finance, NDRC and NEA will have final review on such applications to decide whether to list in the Subsidy Catalog.

The following flow chart illustrates the process for a utility-scale project to be listed in the Subsidy Catalog.

The Renewable Energy Law provides financial incentives, including national funding for the development of renewable energy projects. Pursuant to the Interim Measures for the Administration of Designated Funds for the Development of Renewable Energy issued by the Ministry of Finance and effective on May 30, 2006, the Ministry of Finance sets up designated funds to support the development and utilization of renewable energy in accordance with the national fiscal budget. According to the Implementing Measures for the Administration of Price of Renewable Energy and Cost Sharing Program and the Interim Measures for Adjustment to Additional On-grid Tariff for Renewable Energy issued by the NDRC, the gap between the FIT for solar power projects and the desulphurized coal benchmark electricity price is subsidized by collecting tariff surcharge from the electricity consumers within the service coverage of grid enterprises at or above provincial level.

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

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue (effective as of April 10, 2015), or the Catalogue. The Catalogue classifies industries into four categories: encouraged, permitted, restricted and prohibited. As confirmed by the government authorities, Trina China, our operating subsidiary, is engaged in an encouraged industry. Trina China is permitted under the PRC laws to be wholly owned by a foreign company. Trina China is, accordingly, also entitled to certain preferential treatment granted by the PRC government authorities, such as exemption from tariffs on equipment imported for its own use.

Tax

China’s parliament, the National People’s Congress, adopted the Enterprise Income Tax Law on March 16, 2007. On December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The EIT Law imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the EIT Law, certain enterprises may benefit from a preferential tax rate of 15% if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors and conditions described therein. In September 2008, Trina China obtained the High and New Technology Enterprise Certificate with a valid term of three years starting from 2008. In 2011, Trina China renewed its High and New Technology Enterprise Certificate, effective from 2011 to 2013, entitling it to a preferential income tax rate of 15% from 2008 through 2013. Also, in 2011, TST obtained the High and New Technology Enterprise Certificate, effective from 2011 to 2013, and is entitled to a preferential income tax rate of 15% during that period.  In 2014, Trina China and TST renewed their High and New Technology Enterprise Certificates, effective from 2014 to 2016, which entitle both of them to a preferential income tax rate of 15% from 2014 through 2016.

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

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to a 25% PRC EIT on their worldwide income. The implementing rules define “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, SAT Circular 82 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resource decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. On July 27, 2011, the SAT issued the Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of SAT Circular 82. Bulletin 45 further prescribes the rules concerning the recognition, administration and taxation of an enterprise incorporated offshore and “controlled by a PRC enterprise or PRC enterprise group.” Bulletin 45 provides two ways for determining whether a foreign enterprise “controlled by a PRC enterprise or a PRC enterprise group” should be treated as a resident enterprise. First, the offshore enterprise may decide on its own whether its de facto management body is located in China based on the criteria set forth in Circular 82, and, if it makes such determination, it must apply to the competent tax bureau to be treated as a resident enterprise. Second, the tax authority may, after investigating, determine that the offshore enterprise is a resident enterprise.

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

Under the IITL, which was adopted and promulgated at the third meeting of the Standing Committee of the fifth People’s Congress on September 10, 1980 and amended on October 31, 1993, August 30, 1999, October 27, 2005, June 29, December 29, 2007 and June 30, 2011, if we are treated as a PRC resident enterprise, it is possible that non-resident individual investors of our shares or ADSs be subject to PRC individual income tax at a rate of 20% on dividends paid to such investors and any capital gains realized from the transfer of our ordinary shares or ADSs if such dividends or capital gains are deemed income derived from sources within the PRC, except in the case of individuals that qualify for a lower rate under a tax treaty. Under the PRC-U.S. tax treaty, a 10% preferential rate of withholding tax will apply to dividends provided that the recipients are U.S. tax residents that are eligible for the benefits of the PRC-U.S. tax treaty. A non-resident individual is an individual who has no domicile in the PRC and does not stay within the PRC or has stayed within the PRC for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our ordinary shares or ADSs minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income.

Pursuant to SAT Circular 7, issued by the SAT on February 3, 2015, if a non-PRC resident enterprise indirectly transfers so-called PRC Taxable Properties, referring to properties of an establishment or a place of business in China, real estate properties in China and equity investments in a PRC tax resident enterprise, by disposition of the equity interests in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC EIT, the transfer will be re-characterized as a direct transfer of the PRC Taxable Properties and gains derived from the transfer may be subject to a PRC withholding tax of up to 10%. SAT Circular 7 has listed several factors to be taken into consideration by the tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC Taxable Properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Properties is lower than the potential Chinese tax on the direct transfer of those assets. Nevertheless, the indirect transfers falling into the scope of the safe harbor under SAT Circular 7 may not be subject to PRC tax. The safe harbor includes qualified group restructurings, public market trades and exemptions under tax treaties.

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

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Pursuant to Circular 142, the RMB fund from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for. Documents certifying the purposes of the RMB fund from the settlement of foreign currency capital, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of the Circular 142 could result in severe monetary fines or penalties. Furthermore, on November 9, 2010 the SAFE promulgated a notice on relevant issues concerning strengthening the administration of foreign exchange business, which requires the authenticity of settlement of net proceeds from an offshore offering to be closely examined and the net proceeds to be settled in the manner described in the offering documents.  In order to further reform the foreign exchange administration system, SAFE issued Circular 19, which will take effect from June 1, 2015 and will replace the SAFE Circular 142.  Circular 19 allows foreign invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operations and provides procedures by which a foreign-invested company may convert and use equity investments made in foreign currencies.  Circular 19 also reiterates, however, the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be used, either directly or indirectly, for purposes beyond its business scope.  Since Circular 19 was just promulgated, there are uncertainties as to how it will be interpreted and implemented in practice.

Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, SAFE promulgated a regulation known as SAFE Circular 75 that states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies.

On July 4, 2014, SAFE promulgated SAFE Circular 37, which replaced the SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

While we believe our shareholders who have confirmed to us that they are PRC residents have taken actions available to them to comply with SAFE Circular 75 and they are still in the process of updating their SAFE registration to reflect the recent changes to our group structure, we have urged relevant shareholders and beneficial owners to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. As SAFE Circular 37 was recently promulgated, there are substantial uncertainties on how this new rule will be implemented and interpreted. We cannot assure you that our current shareholders and/or beneficial owners or their shareholders or beneficial owners can successfully comply with registration requirements under SAFE Circular 37 and subsequent implementation rules in a timely fashion or at all. Any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under these regulations could subject our company to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’’ ability to pay dividends or make distributions to us and our ability to increase our investment in or to provide loans to such PRC subsidiaries.

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

Under these regulations, foreign invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective after-tax profits based on PRC accounting standards each year, if any, to fund its general reserves fund, until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Wholly foreign-owned enterprises are also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. As of December 31, 2014, the restricted portion of our PRC subsidiaries’ net assets was $927.0 million, which consists of their registered capital and statutory reserves.

Mergers and Acquisitions

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the M&A Rules which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC enterprises or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. Based on the advice we received from Fangda Partners, our PRC counsel, we did not seek the CSRC approval in connection with our initial public offering as we believed that this regulation did not apply to us and that CSRC approval was not required because (1) Trina was not a special purpose vehicle formed for the purpose of acquiring a PRC domestic company because Trina China was a foreign-invested enterprise before it was acquired by Trina, and, accordingly, Trina China did not fall within the definition of a PRC domestic company as set forth in the M&A Rules; and (2) such acquisition was completed before the M&A Rules became effective. Uncertainty still exists as to how the M&A Rules will be interpreted and implemented, and the opinion of our PRC counsel is subject to any new laws, regulations, rules and their detailed implementations in the future in any form relating to the M&A Rules.

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

C.                                    Organizational Structure

The following table sets out the details of our significant subsidiaries as of December 31, 2014.

Name of Entity	Country of Incorporation	Ownership Interest
Changzhou Trina Solar Energy Co., Ltd.	China	100%
Trina Solar (Singapore) Pte. Ltd.	Singapore	100%
Trina Solar (Luxembourg) Holdings S.A.R.L.	Luxembourg	100%
Trina Solar (U.S.) Inc.	United States	100%
Trina Solar (U.S.) Holding Inc.	United States	100%
Trina Solar (Germany) GmbH	Germany	100%
Trina Solar (Schweiz) AG	Switzerland	100%
Trina Solar (Luxembourg) S.A.R.L.	Luxembourg	100%
Trina Solar (Spain) S.L.U.	Spain	100%
Trina Solar (Italy) S.r.l.	Italy	100%
Trina Solar (Japan) Limited	Japan	100%
Trina Solar Energy Development Pte. Ltd.	Singapore	100%
Trina Solar (Changzhou) Science and Technology Co., Ltd.	China	100%
Trina Solar Energy (Shanghai) Co., Ltd.	China	100%
Trina Solar (U.S.) Development LLC	United States	100%
TP-CA-SOUTH LLC	United States	100%
Trina Solar (Australia) Pty Ltd.	Australia	100%
Trina Solar Middle East Limited	United Arab Emirates	100%
LightBeam Power Company Gridley Main, LLC	United States	100%
Lucania S.r.l.	Italy	100%
Yancheng Trina Solar Science & Technology Co., Ltd.	China	100%
Changzhou Trina Solar PV Power System Co., Ltd.	China	100%
Jiangsu Trina Solar Electric Power Development Co., Ltd.	China	100%
Wuwei Trina Solar Electricity Generation Co., Ltd.	China	100%
LightBeam Power Company Gridley Main Two LLC	United States	100%
Trina Solar (United Kingdom) Limited	United Kingdom	100%
Trina Solar (Canada) Inc.	Canada	100%
Wuwei Yineng Solar Electricity Generation Co., Ltd.	China	100%
Hunan Trina Solar Electric Power Development Co., Ltd.	China	95%
Trina Solar (Luxembourg) Overseas Systems S.à r.I.	Luxembourg	100%
Tanagra Solar Energy S.A	Greece	100%
S. Aether Energy S.A.	Greece	100%
Lightleasing PTY LTD	Australia	98.23%
Trina Solar (Luxembourg) EU Systems S.à r.l.	Luxembourg	100%
Witherington Solar Farm Limited	United Kingdom	100%
Wilbees Solar Farm Ltd	United Kingdom	100%
Turpan Trina Solar Energy Co., Ltd.	China	100%
Yunnan Matallurgical New Energy Co., Ltd.	China	90%
Hubei Trina Solar Energy Co., Ltd.	China	51%
Xiangshui Hengneng Electricity Generation Co., Ltd.	China	100%
Yongneng Trina Solar Electricity Generation Co., Ltd.	China	100%
Tuokexun Trina Solar Co., Ltd.	China	100%
Changzhou Trina Solar Yabang Energy Co., Ltd.	China	51%

D.                                    Property, Plants and Equipment

Manufacturing Segment

As of December 31, 2014, substantially all of our research, development and manufacturing of ingots, wafers, cells and PV modules are conducted at our facilities in Changzhou, Yancheng and Xiantao, China.  Our main campus is located in Changzhou, where we occupy an area of 545,248 square meters and further own the rights to develop and use an additional 297,696 square meters.  In Yancheng, we occupy an area of 53,333 square meters which we use for module production.  In Xiantao, we occupy an area of 174,920 square meters which we use for cell production. We plan to build or acquire new facilities to increase our annual manufacturing capacity of ingots, wafers, cells, and modules from 2,000 MW, 1,700 MW, 3,100 MW and 4,000 MW, respectively, as of December 31, 2014 to 2,900 MW, 2,300 MW, 4,100 MW and 4,400 MW, respectively, as of December 31, 2015.  We plan to incur capital expenditures of up to $370 million to accomplish our 2015 expansion plans in our manufacturing segment. See “—B. Business Overview—Manufacturing” for more details. We believe our current and planned facilities will meet our current and foreseeable requirements.

We selectively use automation to enhance the quality and consistency of our finished products and improve efficiency in our manufacturing processes. We use manufacturing equipment purchased primarily from solar equipment suppliers in Europe, North America and Asia, including China and Japan. Other critical equipment is also sourced worldwide. Key equipment used in our manufacturing facilities includes DSS furnaces, high-precision wafer sawing machines, diffusion furnaces (sets), screen print machine sets and automatic laminators. Set forth below is a list of our major equipment as of December 31, 2014:

Manufacturing Facility	Major Equipment	No. of Units in Operation as of December 31, 2014	Source (Country)
Silicon ingots	DSS furnaces	179	China, United States
Silicon wafers	Wafer sawing machines	179	Japan, Switzerland
Solar cells	Diffusion furnaces (sets)	71	China, Germany, the Netherlands
	Screen print machine sets	72	Italy
PV modules	Automatic laminators	138	China

With respect to encumbrances, as of December 31, 2014, we pledged our equipment of a total carrying value of $563.5 million and our land use rights of a total carrying value of $15.9 million to secure our borrowings of $478.7 million.

Solar Power Projects Segment

As of December 31, 2014, our project assets consistent of $60.1 million of build-to-sell project assets, and $385.5 million of build-to-own project assets. In addition, our build-to-own project assets consisted of $318.8 million of completed build-to-own solar power projects and $66.7 million of build-to-own solar power projects under construction.

With respect to encumbrances, as of December 31, 2014, we did not pledge any of our project assets to secure the borrowings.

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

A.                                    Operating Results

Overview

We are a large-scale integrated solar-power products manufacturer and solar system developer based in China with a global distribution network covering Europe, Asia, North America, Australia and Africa. Since we began our solar-power products business in 2004, we have integrated the manufacturing of ingots, wafers and solar cells for use in our PV module production. Our PV modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. We also develop, design, construct, operate and sell solar power projects that primarily use the solar modules we manufacture. Beginning in 2014, we have two reportable operating segments consisting of the manufacturing segment and the solar power projects segment.

We produce standard monocrystalline PV modules ranging from between 210 W and 215 W to between 270 W and 275 W in power output and multicrystalline PV modules ranging from between 250 W and 265 W to between 300 W and 315 W in power output. We build our PV modules to general specifications as well as to our customers’ and end-users’ specifications. We sell and market our products worldwide, including China and the United States where government incentives have accelerated the adoption of solar power. In recent years, we have also increased our sales in newer and emerging solar power markets, which include the United Kingdom, India and Japan, as well as other markets in Asia, Africa, the Middle East, Latin America, and the Caribbean Islands. We have established regional headquarters and offices located in Europe, North America and Asia to target sales and distribution in those markets. We primarily sell our products to wholesalers, power plant developers and operators and PV system integrators, including Solar City, Vivint, Essco, AMEC, SunEdison Products Singapore, Pte. Ltd., Lightsource Renewable Energy Limited, Anesco Limited, Enerparc AG, Sanshin Electronics Co., Ltd., TBEA Co., Ltd., Shanghai Electric Power Design Institute Co., Ltd. and China Huadian Engineering Co., Ltd.

We have expanded into the downstream solar power projects market. In 2014, we completed and connected 211.1 MW of build-to-own projects, completed 40.0 MW of build-to-own projects that had not yet been connected, and completed and sold 73.8 MW of build-to-sell projects in China and Europe. We anticipate completing between 700 MW and 750 MW of projects during 2015, including significant projects in the PRC, as well as Europe, Japan and India. Our integrated manufacturing model and experience as a provider of high quality solar solutions have allowed us to successfully grow our solar power projects business and develop a strong solar project pipeline to support future expansion.

In 2014, our net sales were $2,286.1 million, compared to $1,775.0 million in 2013 and $1,296.7 million in 2012.  We recorded a net income of $61.3 million in 2014, compared to a net loss of $72.2 million in 2013 and a net loss of $266.6 million in 2012.

Factors Affecting Our Results of Operations

Beginning in 2014, we have two reportable operating segments consisting of the manufacturing segment and the solar power projects segment. Significant factors affecting the financial performance and results of operations of these two operating segments are as follows:

Manufacturing Segment

The most significant factors that affect the financial performance and results of operations of our manufacturing segment are:

•                                          industry demand;

•                                          government economic incentives and trade sanctions;

•                                          product pricing;

•                                          flexible vertically integrated manufacturing capabilities; and

•                                          availability and prices of polysilicon.

Industry Demand

Solar energy generation systems use interconnected solar cells to generate electricity from sunlight through a process known as the photovoltaic effect.  Although solar power technology has been used for several decades, the global solar power market has grown significantly only in the past several years. The global solar power market continues to develop, in part aided by declining industry average selling prices, making solar power more affordable to users. According to Solarbuzz, global PV end-market demand was estimated to be 48.7 GW in 2014, with annual growth of 25% compared to 2013. According to Solarbuzz, the global PV market is expected to reach approximately 100 GW of annual demand in 2018, which we believe will be driven largely by declining per watt average selling prices, falling PV system installation costs and government initiatives, especially in new and emerging solar markets. For example, in China, the National Energy Administration has announced a number of policies in the second half of 2014 to promote the adoption of solar energy. In early August 2014, the National Energy Administration raised the 2014 target for on-grid solar installation by over 30% from 10 GW to 13 GW. In September 2014, the National Energy Administration also promulgated the Notice on Further Implementation of Certain Policies in Relation to Distributed Solar Power, which aims to encourage the application of distributed solar power in various fields by improving subsidies, financing and supporting services. We believe that these government policies will significantly boost the solar demand in China in the near future, particularly in the distributed generation market.

In 2011, weakened global economic conditions affected the availability of financing for downstream buyers in the European markets, which slowed demand for solar power projects.  In 2012, the overall reduction in government support for traditional European FITs caused a marked decline in the growth rate of global solar demand.  These market conditions were exacerbated by an over-supply of solar power products, which adversely affected the prices of solar power products.  Consistent with market trend, the average selling price of our PV modules decreased from $1.33 per watt in 2011 to $0.78 per watt in 2012 and further decreased to $0.64 per watt in 2013. The decrease in prices, coupled with continued government support and an increase in demand for solar projects in non-European markets, caused global demand growth to rebound during 2013 and 2014. During 2014, our average selling price was $0.63 per watt, indicating a stabilized market demand compared to previous year and a sign that global supply and demand are approaching equilibrium. We believe that although the expiration of incentive policies in several European countries and the imposition of tariffs on Chinese imports into the European Union will result in a decrease in demand for solar products regionally, global demand will have a positive upward trend.

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

Government Economic Incentives and Trade Sanctions

We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government economic incentives. Today, when upfront system costs are factored in, the per kilowatt cost of solar power substantially exceeds that of power provided by the electric utility grid in many locations. As a result, federal, state and local governmental bodies in many of our primary-targeted markets, notably, China, the United Kingdom, the United States, Japan, Germany, Italy, and other countries in Europe, Australia, India, and several Middle Eastern and African countries, have provided economic incentives in the form of capital cost rebates, feed-in tariffs, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products. Accordingly, demand for PV modules in our targeted or potential markets is affected significantly by government economic incentives. According to Solarbuzz, the three largest PV markets in 2014 were China, Japan, and North America (comprised of the United States and Canada) and these top three markets together accounted for over 60% of global end-market demand.

In 2014, Germany, Spain and Italy accounted for 1.0%, 0.1% and 0.3% of our net sales, respectively, compared to 10.4%, 2.3% and 1.6% of our net sales, respectively, in 2013.  With the expiring or declining incentives in several European countries, including Germany, Italy and Spain, and anti-dumping and anti-subsidy actions initiated by the European Union, our net sales generated from Europe accounted for 9.6% of our total net sales in 2014, compared to 30.9% 2013.  We seek to counteract the impact of the expiring incentives and anti-dumping and anti-subsidy actions taken by existing major solar markets through enhancing our brand recognition and shifting some of our sales focus to newer and emerging solar power markets, which include the United Kingdom, India and Japan, as well as other markets in Asia, Africa, the Middle East, Latin America and the Caribbean Islands. To enhance our global sales capabilities, we established regional headquarters in San Jose, Zurich, and Singapore, as well as sales and business development offices in Beijing, Shanghai, Tokyo, Abu Dhabi, Sydney, Chengdu, Urumqi and Santiago.

On December 5, 2013, the Council of the European Union announced its final decision imposing antidumping and anti-subsidy duties on imports of CSPV cells and modules originating in or consigned from China. An average duty of 47.7%, consisting of both antidumping and anti-subsidy duties, are applicable for a period of two years beginning on December 6, 2013 to imports from Chinese solar panel exporters who, like us, cooperated with the European Commission’s investigations.  However, on the same day, the European Commission accepted a price undertaking by Chinese export producers in connection with the antidumping and anti-subsidy proceedings. As a result, imports from Chinese solar panel exporters that are made pursuant to the price undertaking are exempt from the final antidumping and anti-subsidy duties imposed by the European Union. We have agreed to comply with the minimum price and other conditions set forth in the undertaking so that our exported products will be exempt from the antidumping and anti-subsidy duties imposed by the European Commission.  Although the undertaking will likely increase the average selling price of our PV solar products in the European markets, it will also make our solar products, as well as the products of the other Chinese solar panel exporters that entered into it, less competitive in those markets. The European Commission monitors compliance on an ongoing basis, and there have been allegations of non-compliance to the price undertaking by certain companies.  If the agreement to accept such price undertaking is withdrawn because parties of the undertaking parties are found by competent authorities not to be in compliance with the price undertaking, the above-described duties would be applied on our exports to the European markets.

On December 17, 2014, the Commerce, issued final rulings that imports of certain CSPV products were dumped in the United States from China and Taiwan and that imports of certain CSPV products from China received subsidies. Under these rulings, we received an anti-dumping duty of 26.71% and a countervailing duty of 49.79%. On January 21, 2015, the Commission affirmed that imports of certain CSPV cells and modules from mainland China and Taiwan materially injure the domestic industry. The Commission completed and filed its determinations in these investigations on February 5, 2015.  The actual duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates, because they will be subject to completion of administrative reviews of these antidumping and countervailing duty orders.  We expect the first administrative reviews to be completed by early 2017. For additional information, see “Item 3. Key Information— D. Risk Factors—Risks Related to Our Company and Our Industry—The determination by U.S. and European Union authorities that our export sales are in violation of international fair trade rules could impede our access to important export markets and our overall competitiveness.”

According to Solarbuzz, pricing through the upstream PV supply chain is forecasted to continue declining in every segment, although at a slower pace than in the previous few years. We believe reduced FITs will force customers to concentrate more on quality and price, which will be to our advantage given our favorable rankings by third party sources, such as TÜV Reinland, a global independent safety and quality testing agency for PV modules, and Photon International, an international solar power magazine.

Product Pricing

We began selling our PV module products in November 2004. Our PV modules are priced based on the number of watts of electricity they generate as well as the market price per watt for PV modules. We price our standard PV modules based on the prevailing market prices at the time we enter into sales contracts with our customers or when our customers place their purchase orders with us, taking into account the size of the contract or the purchase order, the strength and history of our relationship with each customer, and our silicon-based raw materials costs. In the last several years, the average selling price of our PV modules declined as a result of market trends and conditions.  See “—Industry Demand” for more information. The average selling price of our PV modules decreased from $0.78 per watt in 2012 to $0.64 per watt in 2013, and further to  $0.63 per watt in 2014. We believe industry module average selling prices have begun to show signs of stabilization in several markets after a long period of significant decline across multiple markets. However, we continue to face intense competition from manufacturers of PV modules and other types of solar modules. We plan to mitigate the effects of decreased average selling prices by continuing to lower our silicon and non-silicon processing and supply chain costs, improve our inventory management control and increase sales of high-efficiency and other premium products for which we are able to charge higher prices. Further, in European Union markets we are currently restricted from selling our products at prices below those agreed to in the price undertaking, making our products less competitive than those not subject to price restrictions.

We conduct our PV module sales typically through short-term contracts with terms of one year or less or, to a lesser extent, long-term sales or framework agreements with terms of generally one to two years. Our short-term contracts provide for an agreed sales volume at a fixed price. Our long-term sales or framework agreements provide for a fixed sales volume or a fixed range of sales volume to be determined generally two to three quarters before the scheduled shipment date. Prices for long-term sales or framework agreements are generally determined one month prior to the start of the quarter of the scheduled shipment date. Compared to short-term contracts, we believe our long-term sales or framework agreements not only provide us with better visibility into future revenues, but also help us enhance our relationships with our customers. Our contracts with customers stipulate different post-delivery payment schedules based on the credit worthiness of the customer. Our accounts receivable turnover days were approximately 99 days in 2014, compared to 90 days in 2013, because we sold more modules to certain Chinese customers with relatively longer credit terms. We have reviewed the credit limits applicable to our customers to reduce our credit exposure. Some of our overseas credit sales are insured against non-payment by our customers. The amount of insurance coverage for each transaction is based on a rating assigned by the insurer to the customer, based on that customer’s credit history.

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

In addition, we have developed relationships with various domestic and international suppliers of wafers and cells. Starting in 2010, we fulfilled some of our ingot and wafer requirements by sourcing and obtaining toll services from our strategic partners.  In 2014, we sourced wafers from our suppliers and strategic partners in order to fill the gap between our PV cell and ingot and wafer manufacturing capacity and to achieve import cost advantages to certain markets.

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

In the past, increases in the price of polysilicon have increased our cost of sales and impacted our margins.  In addition, polysilicon production capacity has expanded rapidly in recent years, which led to an oversupply of high-purity silicon in 2009 and, together with the global economic downturn, a decrease in polysilicon prices. These factors contributed to an oversupply of solar wafers, cells and modules, resulting in substantial downward pressure on prices throughout the value chain in 2011, which continued until the second half of 2013.  According to Solarbuzz, as demand increased during 2013, polysilicon spot prices began to stabilize and during the second half of 2013 through the first half of 2014 spot prices increased. Polysilicon production increased in 2014 due to higher prices, which weakened the upward pressures on spot prices. One of the main determining factors of polysilicon prices is upstream supply, which has been increasing since the beginning of 2014. According to Solarbuzz, annual polysilicon supply is forecasted to grow to 66.4 GW in 2015, compared with 54.5 GW in 2014, an increase of 21.8%, and prices are expected to rise in the first quarter of 2015 and then decrease during the rest of 2015. Further, the gap between average spot prices and contract prices for polysilicon used in PV applications has narrowed considerably in 2014 as previously entered into long-term contracts expired, were renegotiated to be priced by referencing to the prevailing market price, or were cancelled.

We purchase polysilicon primarily from silicon manufacturers by contract. For procurement of polysilicon, we enter into short-term, medium-term and long-term contracts. Our short-term contracts have terms of no more than one year each and provide for a variable price and fixed quantity and generally require prepayment prior to shipment. Most of the contracts give us the right to reject any shipment by our suppliers that does not meet our quality standards based on grade levels, such as semiconductor grade or solar grade, of the polysilicon. The contracts also specify a time period during which we can inspect the goods to ensure their quality. Our medium-term contracts have terms ranging from one to four years, and our long-term contracts have terms ranging from five to ten years. Our medium-term and long-term suppliers include Wacker Chemie AG, OCI Company Ltd., Jiangsu Zhongneng and GCL (Changzhou), among others. These medium-term and long-term contracts have delivery terms from 2008 up to 2020 and variable prices. Generally we negotiate purchase quantities annually. These contracts also require us to make an advance payment of a certain negotiated amount.  In 2012, 2013 and 2014, we successfully renegotiated several medium-term and long-term supply contracts that required us to purchase polysilicon and wafer at a predetermined quantity at prevailing prices during the month of delivery, which more closely link our purchase costs with market prices.

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

Solar Power Projects Segment

The solar power projects segment has grown rapidly, representing 0.3%, 1.0% and 6.1% of our net sales in 2012, 2013 and 2014, respectively. We consider the solar power segment to be strategically important to us and expect it to continue to grow significantly in the next few years. We categorize our solar power projects into build-to-sell projects and build-to-operate projects.  The most significant factors that affect the financial performance and results of operations of our solar power projects segment are:

•                                          FIT regime and other government subsidies or incentives for solar power projects;

•                                          mix of our project portfolio;

•                                          access to project financing;

•                                          growth of our project portfolio through project acquisition or development;

•                                          sale of build-to-sell projects and operation and maintenance of build-to-own  projects; and

•                                          engineering, procurement and construction costs.

FIT regime and other government subsidies or incentives for solar power projects

Government incentives, including FIT regimes, government subsidies and other incentives for solar power projects, or government mandates requiring electric utility companies to use renewable energy to produce a certain percentage of their power, are a significant factor in determining whether our solar power projects will be profitable. These government incentives and mandates vary from country to country and change over time. For example, the Japanese government has introduced an attractive FIT price support regime to encourage developing solar power projects while Greece’s government has reduced its support for the solar power industry. With respect to our build-to-sell projects, FIT regimes, which determine the price that utilities will pay for power generated from our projects, as well as other government incentives, directly impact the price at which we are able to sell our completed projects. We develop and sell solar power projects in a number of countries and regions, including our strategic markets in Europe, China, United States and Japan.  With respect to our build-to-own projects, most of which are located in China, the FIT regime provided by the PRC government determines the price that the national grid companies must pay us for the power our projects generate, which directly affects our revenue and profitability.  In light of growing environmental concerns and the increasing demand for energy, the PRC government has set aggressive targets for solar power generation and has adopted favorable policies to support these targets.

Mix of our project portfolio

Our build-to-sell projects and build-to-own projects have different revenue models and different risk and return profiles.  Build-to-sell projects generate revenue from the sale of projects while the build-to-own projects generate revenue by selling electricity to the grid companies.  We entered the solar power projects market in 2009, and in 2012, 2013 and 2014, we derived 36.0%, 70.7% and 96.3% of total net sales of the solar power projects segment from selling build-to-sell projects.  However, we are developing a number of build-to-own projects, especially in China, and as we complete construction on new build-to-own projects the amount of net sales that they generate will increase. As of December 31, 2014, we had 263.4 MW build-to-sell projects and 836.5 MW build-to-own projects, including those under construction and in pipelines.  Our results of operations and profitability may also be affected by the geographical mix of our project portfolio, because the financial incentives provided by national and local governments vary significantly depending on the location of the solar power projects.

Access to project financing

Currently, we target to finance about 70% to 75% of our solar power projects externally. For our build-to-sell projects, we would typically borrow short-term bridge loans or use the project purchaser’s financing during the project construction phase. For our build-to-own projects, in addition to short-term bridge loans during the project construction phase, we may also enter into long-term project loans to refinance the bridge loans after the completion of project construction.

Growth of our project portfolio through project acquisition or development

We expect our solar power projects segment to grow significantly.  This growth will depend on our ability to grow our current project portfolio quickly and successfully, either through project acquisition or in-house development.  Developing projects entirely in-house is generally more cost-effective while acquiring existing projects at various stages of development is generally quicker.  The asset quality of any newly acquired or developed projects will directly affect the financial performance of our entire project portfolio as a whole.

Sale of build-to-sell projects and operation and maintenance of build-to-own projects

We recognize revenue and profits from our build-to-sell projects when they are successfully sold as we do not have any form of continuing involvement of the project asset after it is sold. Therefore, our ability to identify and engage credible purchasers timely and to negotiate a favorable purchase price and payment terms directly affects our profitability.  Our build-to-own projects generate revenue by generating and selling electricity to the grid companies.  In order to maximize financial returns, in China, we operate and maintain these projects by our own operation and maintenance team to ensure the uninterrupted generation of electricity and to prolong the usable life of solar modules and other equipment.  For overseas build-to-own projects, we engage third party suppliers to provide operation and maintenance service.

Engineering, procurement and construction costs

The EPC costs of build-to-sell projects are capitalized as project assets and constitute a primary portion of the cost of sales at the time of sale. The EPC costs of build-to-own projects are capitalized as property, plant and equipment, and depreciated over 20 to 25 years after the project begins operating, representing a primary portion of cost of sales when the generated electricity is sold to the grid companies.  EPC costs include the costs of design, procurement, construction and connection costs of solar power projects.  The most significant cost is the procurement cost, which primarily consists of costs of solar modules, inverters and mounting systems. We use solar modules that we produce in our solar power projects, which give us a competitive advantage in controlling EPC costs.  Our industry experience and connections have enabled us to purchase high quality inverters and other equipment at relatively competitive prices and payment terms.  Our engineering team is responsible for designing our solar power projects. However, we engage third-party contractors to construct our projects.  We control the construction costs of our projects through contractual terms with and diligent monitoring of contractors.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Net Sales

Our net sales are net of business tax, VAT and returns and exchanges, as applicable.

The following table sets forth our total net sales by operating segments:

	Year Ended December 31,
	2012		2013		2014
Segment	Total Net Sales	Percent	Total Net Sales	Percent	Total Net Sales	Percent
	(in thousands, except for percentages)
Manufacturing	$1,302,540	100.4%	$1,796,331	101.2%	$2,402,964	105.1%
Intersegment elimination(1)	(9,529)	(0.7)	(38,235)	(2.2)	(255,820)	(11.2)
Manufacturing after intersegment elimination	1,293,011	99.7	1,758,096	99.0	2,147,144	93.9
Solar power projects	3,644	0.3	16,875	1.0	138,975	6.1
Consolidated net sales	$1,296,655	100.0%	$1,774,971	100.0%	$2,286,119	100.0%

(1)                                 Represents revenues generated from the sales of modules from our manufacturing segment to our solar power projects segment, which are eliminated to prevent double-recording such revenue.

The following table sets forth our total net sales by geographical region for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
Region	Total Net Sales	Percent	Total Net Sales	Percent	Total Net Sales	Percent
	(in thousands, except for percentages)
China	$167,953	13.0%	$591,071	33.3%	$747,811	32.7%
Europe	622,908	48.0	548,557	30.9	219,291	9.6
United States	331,213	25.5	302,270	17.0	634,446	27.8
Japan	38,565	3.0	147,403	8.3	457,901	20.0
Others(1)	136,016	10.5	185,670	10.5	226,670	9.9
Total	$1,296,655	100.0%	$1,774,971	100.0%	$2,286,119	100.0%

(1)                                 Includes India, which in 2014 accounted for $67.3 million, or 2.9%, in total net sales, and Australia, which in 2014 accounted for $40.6 million, or 1.8%, in total net sales.

Manufacturing Segment

We began to generate net sales primarily from the sales of PV modules in November 2004. The manufacturing segment, after eliminating intersegment sales to our solar power projects segment, accounted for 99.7%, 99.0% and 93.9% of our net sales for 2012, 2013 and 2014, respectively.  Factors affecting our net sales include average selling price per watt, market demand for our PV modules, unit volume shipped and our production capacity expansion.

In 2012, 2013 and 2014, sales to our top five customers accounted for approximately 25.1%, 18.7% and 34.7% of our net sales, respectively, and sales to our largest customer accounted for 9.1%, 4.9% and 13.2% of our net sales, respectively.

To enhance our global sales capabilities, we established regional headquarters in San Jose, Zurich, and Singapore, as well as sales and business development offices in Beijing, Shanghai, Tokyo, Abu Dhabi, Sydney, Chengdu, Urumqi and Santiago.

We have historically sold most of our PV modules to customers located in Europe, in particular Germany, Italy and Spain. With the expiring or declining incentives in several European countries, including Germany, Italy and Spain, and anti-dumping and anti-subsidy actions initiated by the European Union, our net sales generated from Europe accounted for just 9.6% of our total net sales in 2014, compared to 30.9% 2013.  In 2014, sales to the United States accounted for 27.8% of our net sales, a significant increase from 17.0% in 2013. We seek to mitigate the impact of the expiring incentives by enhancing our brand recognition and refocusing on newer and emerging solar power markets, which include the United Kingdom, India, and Japan, as well as other markets in Asia, Africa, the Middle East, Latin America and the Caribbean Islands.  Some of these markets have experienced rapid growth due to government incentives and mandates that require electric utility companies to use renewable energy to produce a certain percentage of their power by a future date, and because the decreased costs of grid-scale solar projects make such projects more competitive with conventional energy forms. Our largest markets during 2014 were China, the United States and Japan, which accounted for 32.7%, 27.8% and 20.0%, respectively, of our net sales. We expect to continue to expand our customer base geographically in 2015.

Solar Power Projects Segment

Our solar power projects business accounted for 0.3%, 1.0% and 6.1% of our net sales for 2012, 2013 and 2014, respectively.  Factors affecting our net sales for build-to-sell projects include contract price and construction schedule, and for build-to-own projects include electricity price, grid capacity, market demand for clean energy and government subsidies and other financial incentives.

In 2012, 2013 and 2014, net sales contributed by our build-to-sell projects accounted for 36.0%, 70.7% and 96.3% of total net sales of the solar power projects segment, with our build-to-own projects accounting for the remaining portion.

We develop and sell or operate our solar power projects in China, Europe, Japan and India, with more than 70% of our projects located in China, in terms of installed capacity.  Most of our build-to-sell projects are located overseas while most of our build-to-own projects are located in China.

Cost of Sales

Manufacturing Segment

Our cost of sales consists primarily of:

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

•                                          Toll manufacturing. Prior to 2008, we entered into toll manufacturing arrangements by providing wafers to toll manufacturers for processing and receiving solar cells from them in return. The toll manufacturing cost is capitalized as inventory, and recorded as a part of our cost of sales when our finished PV modules are sold. Starting from 2010, we were able to meet nearly all of our solar cell needs with our in-house production capabilities and we discontinued our reliance on toll manufacturers for processing solar cells. In 2012, 2013 and 2014, we fulfilled some of our ingot and wafer requirements by obtaining toll services from our strategic partners.

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

Our cost of sales is affected by our ability to control raw material costs, to achieve economies of scale in our operations, to ramp up our production capacity as planned, and to efficiently manage our supply chain, including our successful execution of our vertical integration strategy and our judicious use of toll manufacturers or third-party wafer suppliers to fill potential shortfalls in production capability along the supply chain.

Solar Power Projects Segment

For our build-to-sell projects, cost of sales consists primarily of (i) equipment costs, primarily consisting of costs for solar modules and balance-of-system components, such as inverters and mounting systems, land costs or land use right; (ii) development costs, such as fees paid for permits, site control, grid connection and transmission upgrade, and development staff and due diligence costs; (iii) engineering and construction related costs, including fees paid to third-party contractors, and project management costs; and (iv) overhead costs.

For our build-to-own projects that have completed construction, cost of sales consists primary of: (i) depreciation of fixed assets, including solar modules and other equipment, and amortization of the land use rights; (ii) operation and maintenance costs; (iii) tax and insurance; and (iv) management and other overhead costs. For our build-to-own projects that are under development, we capitalize as property, plant and equipment  the costs of developing solar power projects, including equipment and land costs, development costs, engineering and construction related costs and interests incurred.

Gross Margin

Our gross margin is affected by changes in our net sales and cost of sales. Our gross margins increased from 4.4% in 2012 to 12.3% in 2013, and then further increased to 16.9% in 2014. The increase from 2013 to 2014 was primarily due to increases in gross profits from both our manufacturing segment and solar power projects segment. The increase in our manufacturing segment was primarily due to decreases in fixed manufacturing costs per watt resulting from the increase in shipping volume of our PV modules by approximately 0.7 GW from 2013 to 2014, as well as that average selling price decreased at a slower rate compared to the decrease in our manufacturing costs per watt in 2014 primarily due to the decrease of material costs and our improved operating efficiency.  The increase in gross profits for our solar power projects segment was due to that we successfully sold a few solar power projects in China and overseas during 2014. The margin increase from 2012 to 2013 was primarily due to decreases in fixed manufacturing costs per watt resulting from the increase in shipping volume of our PV modules by approximately 1 GW from 2012 to 2013. In addition, average selling price decreased at a slower rate compared to the decrease in our manufacturing costs per watt in 2013 primarily due to the decrease of material costs and our improved operating efficiency. We believe the solar industry will continue to experience periods of structural imbalance between supply and demand that will cause pressure on pricing. We may continue to face margin compression in the sales of PV modules if the average selling price of our PV modules continues to decline and we are unable to lower our cost of sales due to the extent of maintaining reasonable margin. As our PV module business expands, we believe additional economies of scale will help to improve our margins to offset negative market trends.

Operating Expenses

Our operating expenses include selling expenses, general and administrative expenses and research and development expenses.

Selling Expenses

Selling expenses consist primarily of provisions for outbound freight, employee costs, product warranties, promotion expenses, travel and other sales and marketing expenses. Our PV modules have typically been sold with a two to five-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. In 2011, we extended the product workmanship warranty to ten years and began to guarantee that module power output will not decrease by more than approximately 0.7% per year after the initial year of service. Our selling expenses as a percentage of net sales decreased from 9.2% in 2012 to 7.5% in 2013 due to the increase of net sales in 2013 as the shipping volume in new and emerging markets increased. Our selling expenses as a percentage of net sales decreased from 7.5% in 2013 to 5.9% in 2014 due to the increase of net sales in 2014 as the shipping volume in new and emerging markets increased.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative personnel, share-based compensation expenses, compliance related consulting and professional fees, depreciation, and travel expenses. Our general and administrative expenses as a percentage of net sales decreased from 13.6% in 2012 to 5.8% in 2013, primarily due to the increase of net sales in 2013, and a decrease in bad debt allowance for accounts receivables as general business improvement in the solar market lowered the likelihood of customer default. Our general and administrative expenses as a percentage of net sales decreased from 5.8% in 2013 to 4.7% in 2014, mainly due to the increase of net sales in 2014, and a decrease in bad debt allowance for accounts receivables as improvements in the solar market lowered the likelihood of customer default.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for research and development personnel, share-based compensation expenses and benefits, costs of raw materials used in our research and development activities, depreciation, outsourced research contracts and prototype and equipment costs relating to the design, development, testing and enhancement of our products and manufacturing process. In 2014, we maintained a number of development programs and activities aimed at improving our technology and processes in order to enhance performance and reduce the cost of our solar modules.

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

In 2014, we continued to work on the development of new PV modules adapted for particular climates, as well as smarter PV products for better safety and better energy production, with a goal of achieving grid parity. In October 2014, we announced that our high-efficiency Honey solar module had set a new world record for peak power output for P-type monocrystalline silicon PV modules, as independently certified by TUV Rheinland. The module was developed in our PV Park Lab and was composed of 60 156mmx156mm high-efficiency Honey monocrystalline silicon cells. It generated a peak power output of 335.2 W, breaking the previous world record of 326.3 W, set by our original Honey module in April 2014. In November 2014, our PV Park Lab set new world records for high efficiency p-type and n-type silicon solar cells. To our knowledge, these total-area efficiency results, independently verified by external laboratories, affirm these cells to be in their categories the most efficient silicon solar cells made by industrially feasible production processes on 156mm x 156mm substrates for both p-type (mono & multi) and n-type (mono) substrates that have been tested anywhere in the world to date.

In 2015, we will continue to remain committed to advancing the scientific development and technological progress of the PV industry. In 2015, one of the key focus areas for our PV Park Lab is the development of high-efficiency IBC cells and HJ cells, where we have seen early success and we believe these innovations will advance solar product technology throughout the industry. We will continue to work on the development of new PV modules including mono- and multi-crystalline silicon Honey Plus cells and modules, the 60-cell as well as 72-cell frameless dual glass modules, and high-tech ‘Trinasmart’ modules for better energy production and energy management, with the goal of achieving grid parity.

Share-based Compensation Expenses

We adopted our share incentive plan in July 2006 and a total of 33,507,224 restricted shares and 129,010,112 share options were outstanding as of December 31, 2014.  For a description of the restricted shares and share options granted, including the exercise prices and vesting periods thereof, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” We are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized on a straight-line basis over the period in which the recipient is required to provide services to us in exchange for the equity award. For restricted shares granted to our employees, we record share-based compensation expense for the excess of the fair value of the restricted shares at the date of the grant over the purchase price that a grantee must pay to acquire the shares during the period in which the shares may be purchased. We have categorized these share-based compensation expenses in our (i) cost of sales; (ii) selling expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options.

The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses.

	Year Ended December 31,
	2012		2013		2014
	(in thousands, except for percentages)
Cost of sales	$49	0.8%	$—	—%	$—	—%
Selling expenses	628	10.5	706	12.5	580	13.2
General and administrative expenses	5,029	83.8	4,631	81.7	3,503	79.6
Research and development expenses	293	4.9	331	5.8	317	7.2
Total share-based compensation expenses	$5,999	100.0%	$5,668	100.0%	$4,400	100.0%

Taxation

Under the current laws of the Cayman Islands, our company is not subject to tax on profit, income or capital gain.

We operate mainly in the PRC, Hong Kong, Singapore, United States, Japan and Germany.

The EIT Law, which became effective on January 1, 2008, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations.

In addition, certain enterprises may benefit from a preferential tax rate of 15% under the EIT Law if they qualify as “high and new technology enterprises strongly supported by the State,” subject to certain general factors described therein. In September 2008, Trina China obtained the High and New Technology Enterprise Certificate with a valid term of three years starting from 2008. In 2011, Trina China renewed its High and New Technology Enterprise Certificate, effective from 2011 to 2013, entitling it to a preferential income tax rate of 15% from 2008 through 2013. Also, in 2011, TST obtained the High and New Technology Enterprise certificate, effective from 2011 to 2013, and is entitled to a preferential income tax rate of 15% during that period.  In 2014, Trina China and TST renewed and received their respective High and New Technology Enterprise Certificate, effective from 2014 to 2016, entitling each of them to a preferential income tax rate of 15% from 2014 through 2016.

Our wholly-owned subsidiary, Trina Solar (Hong Kong) Enterprise Limited was subject to Hong Kong profit tax at a rate of 16.5% in 2012, 2013 and 2014, respectively. No Hong Kong profit tax has been provided as our subsidiary has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

In 2012, 2013 and 2014, our wholly-owned subsidiaries, Trina Solar (Singapore) Pte. Ltd. was subject to Singapore profit tax at a rate of 17% and Trina Solar Energy Development Pte. Ltd. was subject to a preferential Singapore profit tax at an effective rate of 5%. No Singapore profit tax has been provided as our subsidiaries did not have assessable profit that was earned in or derived from Singapore during the year presented.

Our subsidiaries incorporated in the United States were subject to United States income tax at a combined federal and state tax rate of 40% in 2012, 2013 and 2014, respectively.

Our wholly-owned subsidiary, Trina Solar (Japan) Limited was subject to Japan profit tax at a rate of 40% in 2012 and 2013 and a rate of 25.5% in 2014.

Our wholly-owned subsidiary, Trina Solar (Germany) GmbH was subject to Germany profit tax at a rate of 32.9% in 2012 and 2013 and a rate of 27.38% in 2014.

We make an assessment of the level of authority for each of our uncertain tax positions (including the potential application of interests and penalties) based on their technical merits, and have measured the unrecognized benefits associated with such tax positions. As of December 31, 2013 and 2014, we had no unrecognized tax benefits relating to uncertain tax positions.

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

Revenue Recognition

We recognize revenues for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customer, the sales price is fixed or determinable, and the collectability of the resulting receivable is reasonably assured. Our sales agreements typically contain our customary product warranties but usually do not contain post-shipment obligations nor any return or credit provisions. We recognize sales of our PV modules based on the terms of the specific sales contracts. Generally, we recognize sales when we have delivered our products to our customers’ designated point of shipment, which may include commercial docks or commercial shipping vessels.

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

We recognize the sale of project assets with the concurrent sale or lease of the underlying land use rights, whether explicit or implicit in the transaction, in accordance with ASC 360-20, Real Estate Sales. For these transactions, we have determined that the project asset sale represents the sale of real estate and is therefore subject to the revenue recognition guidance applicable to real estate. A project asset comprises of properties, physical fixtures, solar modules and other related integral equipment attached to the land that cannot be removed and used separately without incurring significant costs. Equipment is determined to be integral when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds 10% of the fair value of the equipment at the time of original installation. Under real estate accounting, we recognize revenue and profit using the full accrual method once the sale is consummated, the buyer’s initial and continuing investments are adequate to demonstrate its commitment to pay, the buyer’s receivable is not subject to any future subordination, and we have transferred the usual risk and rewards of ownership to the buyer. For the years ended December 31, 2012, 2013, and 2014, revenues from the sale of project assets were $1.3 million, $11.9 million, and $133.9 million, respectively. During the years of 2012, 2013, and 2014, we did not have sales that qualified for use of the installment method nor entered into any sale transactions during the construction period of the project assets.

If we retain continuing involvement in the project asset and do not transfer substantially all of the risks and rewards of ownership to the buyer, we recognize gross profit under a method determined by the nature and extent of our continuing involvement, provided the other criteria for the full accrual method are met. Other forms of continuing involvement that do not transfer substantially all of the risks and rewards of ownership, such as an option or obligation to repurchase the project assets, preclude revenue recognition under real estate accounting. For project assets sold during the periods presented, we did not have any continuing involvement with the assets after the assets were sold.

We also derive service revenues from project assets held for operation through the sale of electricity to the grid operators pursuant to terms set forth in the PPAs. We have determined that none of the PPAs contains a lease since (i) the purchaser does not have the rights to operate the project assets, (ii) the purchaser does not have the rights to control physical access to the project assets, and (iii) the price that the purchaser pays is at a fixed price per unit of output.  The period of the PPAs are generally between 3 to 20 years. Service revenues for the years ended December 31, 2012, 2013, and 2014 were $2.3 million, $4.9 million, and $5.1 million, respectively.

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

We maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from our warranties. Due to our limited solar module manufacturing history, we do not have a significant history of warranty claims. Our accrued warranty cost reflects our best estimate of the probability of incurring warranty claims and costs associated with those warranty claims. These significant estimates are determined based on a number of factors, primarily including (1) an ongoing analysis of our actual historical costs incurred in connection with our warranty claims, (2) an assessment of our competitors’ accrual and claim history and (3) analysis of academic research results, available from industry research publications and papers, and other assumptions that we believe to be reasonable under the circumstances. Based on the results of analysis and technical testing, the revision to our warranty policy in June 2011 did not have a material effect on our warranty accrual rate. We acknowledge that such estimates are subjective and we will continue to analyze our claim history and the performance of our products compared to our competitors and future academic research results to determine whether the accrual is appropriate. To the extent that actual warranty costs differ from the estimates, or our expectations of future costs change, we will prospectively revise our accrual rate and/or the accrual balance. Such adjustments could have a material effect on our consolidated results of operations. For example, an increase or decrease of 0.1% accrual rate (i.e., to 1.1% or 0.9%) would have resulted in an in corresponding increase or decrease in warranty expense of $2.1 million for the year ended December 31, 2014.

Impairment of Long-lived Assets

Our long-lived assets include property, plant and equipment, build-to-own project assets and other intangible assets with finite lives. We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events include but are not limited to significant current period operation or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. The determination of fair value of the intangible and long lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. Future cash flows can be affected by factors such as changes in global economies, business plans and forecast, regulatory developments, technological improvements, and operating results. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized. No impairments were recorded for long-lived assets during the years ended December 31, 2012, 2013 and 2014.

Our total module shipments, excluding modules shipped to solar power projects segment, during 2014 were 3,336.2 MW, compared to 2,584.3 MW in 2013 and compared to 4,000 MW annual manufacturing capacity as of December 31, 2014. Generally, our actual shipments for a given year are lower than the year-ending annual manufacturing capacity for that year. We view under-utilization of our capacity as a potential indicator of impairment, and we will continue to evaluate our capacity utilization in determining whether our assets are recoverable. We effectively utilized most, if not all, of our capacity in 2014.

Allowance for Doubtful Accounts and Provision for Losses of Advances to Suppliers

Before conducting business with customers, we assess and evaluate customer creditworthiness which was primarily based on information provided by third party credit rating agencies, validation of the project specifications with the customers and their financing banks, and customer onsite visits by senior management. We review the collectability of accounts receivable on a quarterly basis and provide allowances when there is doubt as to collectability. In addition to the specific allowance applied on the balance of individual customers, we group the remaining receivables without specific allowance based on overdue aging. An estimated loss percentage is then applied to each overdue aging group based on historical collection experiences, previous loss history and current credit conditions. During 2011 and 2012, when the solar industry was experiencing continuous declines in selling price and stagnated operating and financing cash flows, we focused our assessment and evaluation on certain specific customers with significant doubt as to the collectability of their past due balances based on a number of factors, including the long-overdue aging of the receivables, the customer’s current ability to pay, past payment patterns and their failure to adhere to previously negotiated repayment schedules, as well as the market conditions in Europe and United States, and how those conditions may affect the relevant customers. Although the solar market began to improve in the second half of 2013, we continue to perform due diligence work on all customers with outstanding accounts receivables. Based on such assessment, we made provision for doubtful accounts receivable totaling $61.4 million and $0.3 million during the years ended December 31, 2012 and 2013, respectively, against the accounts receivable. In 2014, we reversed provision for doubtful accounts receivable totaling $7.4 million, due to the collection of certain long-aged receivables for which we provided provision in prior years.

With respect to advances to suppliers, who are primarily suppliers of silicon and wafer raw materials, we perform ongoing credit evaluations of our suppliers’ financial conditions.  Some of our suppliers require prepayments and our prepayments are recorded either as current portion of advances to suppliers, if they are expected to be utilized within 12 months of each balance sheet date, or as advances to suppliers, net of current portion, if they represent the portion expected to be utilized after 12 months.  Based on such assessment, we made provision for potential losses of advances to suppliers totaling $2.8 million and nil during the years ended December 31, 2012 and 2013, respectively, against the advances to suppliers for balances paid to vendors who did not conduct delivery as scheduled so that we consider the recoverability is remote. In 2014, we reversed provision for potential losses of advances to suppliers totaling $1.1 million, due to the collection of certain long-aged prepayments. We generally do not require collateral or security against advances to suppliers.

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

Based on such estimates, we had inventory write-downs totaling $39.6 million, $40.6 million and $37.8 million in the years ended December 31, 2012, 2013 and 2014, respectively.

To date, the majority of the inventory write-downs were due to the change of market’s preference for power output of multicrystalline PV modules. Our main product is multicrystalline PV modules. Prevailing power output of multicrystalline PV modules increased from above 240 W in 2013 to above 255 W in 2014. We must sell those multicrystalline PV modules with power output below prevailing power output for a discount and we write down those multicrystalline PV modules to their estimated market value. Additionally, market conditions are subject to change and actual consumption of our inventory could differ from forecasted demand. Historically, our estimates of future demand have been materially accurate and, as a result, we were not required to make significant revision to such estimates. Although our inventories have a long life cycle, due to the change of market’s preference for power output, obsolescence and slow-movers accounts for the majority inventory write-down as of December 31, 2014.

Project Assets

We construct solar energy project systems, or project assets, that are (i) developed for sale, which we reported as build-to-sell project assets, or (ii) developed for our own use, which we reported as build-to-own project assets. Project assets are classified as either build-to-sell or as build-to-own once the project assets have been constructed and ready for use. We determine the intended use of the project assets at the time construction commences. Classification of the project assets affects the accounting and presentation in the consolidated financial statements, including the consolidated statement of operations and consolidated statement of cash flows. Transactions related to the construction and sale of build-to-sell project assets are presented as operating activities in the consolidated statements of cash flows and reported as sales and costs of sales in the consolidated statement of operations when the project assets are sold. Build-to-own project assets relate to solar energy project systems that we use in our operations to generate income or a return from the use of the assets. The costs to construct build-to-own project assets are presented as investing activities in the consolidated statement of cash flows. The proceeds received for the sale of build-to-own project assets are presented as cash flows from investing activities within the consolidated statement of cash flows.

Project assets costs consist primarily of capitalizable costs for items such as permits and licenses, land costs or land use rights, and work-in-process. Work-in-process includes materials and modules, construction, installation and labor and other capitalizable costs incurred to construct the solar energy project systems.

Upon completion of the construction of build-to-sell project assets, we initiate a plan to actively market the asset for immediate sale in its present condition to potential buyers at a price that is reasonable in relation to its current fair value and it is probable that the sale of the asset will be sold within year.  No depreciation expense is recognized while the project assets are under construction or classified as build-to-sell.  Build-to-sell project assets are measured at the lower of its carrying amount or fair value less costs to sell.  At each reporting date, the appropriateness of the classification of build-to-sell project assets is reassessed. If facts and circumstances change such that it is no longer probable that the project asset will be sold within one year, the project asset will be reclassified to property, plant and equipment.

For build-to-sell project assets, we consider a project commercially viable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. We also consider a partially developed or partially constructed project commercially viable if the anticipated selling price is higher than the carrying value of the related project assets plus the estimated cost to completion. We consider a number of factors, including changes in environmental, ecological, permitting, market pricing or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease.  We record an impairment loss of the project asset to the extent the carrying value exceed its estimated recoverable amount.  The recoverable amount is estimated based on the anticipated sales proceeds plus any refundable project investment deposits reduced by estimated cost to complete such sales.

Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence, both positive and negative, shall be considered to determine whether a valuation allowance for deferred tax assets is needed. In 2012, 2013 and 2014, our deferred tax assets were reduced by a valuation allowance amounting to $55.7 million, $52.5 million and $19.3 million. The determination of a need for a valuation allowance is based on our evaluation of both positive and negative evidence available to us, including the net losses in recent years for our major operating subsidiaries, and our projection of future taxable income of those subsidiaries. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.  The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

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

We have entered into a series of forward foreign currency exchange contracts with several commercial banks to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with the outstanding accounts receivable. The forward foreign currency exchange contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the derivatives are recognized in the statement of operations. In 2012, 2013 and 2014, we recorded a gain of $8.5 million, $2.2 million and $3.4 million, respectively. These gains are included in the line item “Derivatives gain” in the consolidated statements of operations.

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

Results of Operations

Beginning in 2014, we have two reportable operating segments: the manufacturing segment that manufactures and sells PV modules world-wide, and the solar power projects segment that designs, constructs, sells and/or operates solar power projects in China and overseas.

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net sales. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2012		2013		2014
	(in thousands, except for percentages)
Net sales:
Manufacturing	$1,302,540	100.4%	$1,796,331	101.2%	$2,402,964	105.1%
Solar power projects	3,644	0.3	16,875	1.0	138,975	6.1
Intersegment elimination	(9,529)	(0.7)	(38,235)	(2.2)	(255,820)	(11.2)
Consolidated net sales	1,296,655	100.0	1,774,971	100.0	2,286,119	100.0
Cost of sales	1,239,412	95.6	1,556,777	87.7	1,900,547	83.1

Gross profit:
Manufacturing	55,357	4.3	228,507	12.9	372,204	16.3
Solar power projects	1,886	0.1	(10,313)	(0.6)	29,928	1.3
Intersegment elimination	—	—	—	—	(16,560)	(0.7)
Consolidated gross profit	57,243	4.4	218,194	12.3	385,572	16.9
Operating expenses:
Selling expenses	118,885	9.2	132,824	7.5	135,061	5.9
General and administrative expenses	176,719	13.6	103,523	5.8	108,150	4.7
Research and development expenses	26,511	2.0	19,926	1.1	22,258	1.0
Total operating expenses	322,115	24.8	256,273	14.4	265,469	11.6
(Loss) income from operations	(264,872)	(20.4)	(38,079)	(2.1)	120,103	5.3
Foreign exchange (loss) gain	908	0.1	(13,576)	(0.8)	(21,934)	(1.0)
Interest expense	(51,887)	(4.0)	(48,445)	(2.7)	(34,886)	(1.5)
Interest income	8,552	0.6	3,958	0.2	2,793	0.1
Derivatives gain	8,542	0.6	2,180	0.1	3,422	0.2
Other income, net	6,797	0.5	8,696	0.5	7,250	0.3
(Loss) income before income taxes:
Manufacturing	(291,693)	(22.5)	(67,179)	(3.8)	86,172	3.7
Solar power projects	(268)	(* )	(18,087)	(1.0)	7,136	0.3
Intersegment elimination	—	—	—	—	(16,560)	(0.6)
Consolidated (loss) income before income taxes	(291,961)	(22.5)	(85,266)	(4.8)	76,748	3.4
Income tax (expense) benefit	25,405	2.0	13,030	0.7	(15,488)	(0.7)
Net loss (income)	$(266,555)	(20.6)%	$(72,236)	(4.1)%	$61,260	2.7%

* less than 0.1%

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Sales. Our total net sales increased by $511.1 million, or 28.8%, from $1,775.0 million in 2013 to $2,286.1 million in 2014, due to increased net sales from both our manufacturing segment and our solar power projects segment.

•                  Manufacturing segment. Net sales in our manufacturing segment increased by $606.7 million, or 33.8%, from $1,796.3 million in 2013 to $2,403.0 million in 2014. Net sales in our manufacturing segment less intersegment elimination, which excludes net sales generated from the sales of models from our manufacturing segment to our solar power projects segment, increased by $389.0 million, or 22.2%, from $1,758.1 million in 2013 to $2,147.1 million in 2014. This increase was primarily due to increased shipments from 2,584.3 MW in 2013 to 3,659.1 MW in 2014, or an increase of 41.6%, offset by a slight decrease in average selling price of our PV modules, which decreased from $0.64 per watt in 2013 to $0.63 per watt in 2014. The increase in the shipments was primarily due to growing demand from key geographical regions, particularly China, the United States and Japan. The slight decrease in the average selling price was primarily due to increased sales to countries with lower average selling price.

•                  Solar power projects segment. Net sales in our solar power projects segment increased by $122.1 million, or 722.5%, from $16.9 million in 2013 to $139.0 million in 2014, primarily due to the sales of our 50 MW solar power plant in Wuwei, Gansu Province and of two solar power plants with total capacity of 23.8 MW in the United Kingdom in 2014, totaling $133.9 million.

Cost of sales. Our cost of sales increased by $343.7 million, or 22.1%, from $1,556.8 million in 2013 to $1,900.5 million in 2014, due to increased cost of sales from both manufacturing segment and solar power projects segment.  Cost of sales in our manufacturing segment increased primarily due to increased shipments, offset by improvements in operating efficiency made possible by our proprietary technology and business scale. Cost of sales in our solar power projects segment increased primarily due to the sales of solar power projects in China and the United Kingdom as well as increased depreciation and amortization for our build-to-own projects. As a percentage of our total net sales, our cost of sales decreased from 87.7% to 83.1% during the same period.

Gross Profit. As a result of the foregoing, our gross profit increased by $167.4 million, or 76.7%, from $218.2 million in 2013 to $385.6 million in 2014, primary due to increased profits from our manufacturing segment, and our solar power projects segment having profits in 2014 as compared to losses in 2013.  Our gross margin increased from 12.3% to 16.9% during the same period.

•                  Manufacturing segment.  Gross profit from our manufacturing segment increased by $143.7 million, or 62.9%, from $228.5 million in 2013 to $372.2 million in 2014, primarily due to slower decreases in average selling price and reduced manufacturing cost per watt as we improved our operating efficiency and decreased costs of raw material.

•                  Solar power projects segment.  Gross profit from our solar power projects segment increased by $40.2 million, from loses of $10.3 million in 2013 to profits of $29.9 million in 2014, primarily due to the sales of solar power projects in China and the United Kingdom.

Operating Expenses. Our operating expenses increased by $9.2 million, or 3.6%, from $256.3 million in 2013 to $265.5 million in 2014. The increase in operating expenses was due to increased selling expenses, general and administrative expenses, and research and development expenses. As a percentage of total net sales, operating expenses decreased from 14.4% in 2013 to 11.6% in 2014. Share-based compensation expenses allocated to our selling expenses, general and administrative expenses, and research and development expenses in 2014 were $0.6 million, $3.5 million and $0.3 million, respectively, based on the respective departments in which employees worked at the time of the grant.

Selling Expenses. Our selling expenses increased by $2.3 million, or 1.7%, from $132.8 million in 2013 to $135.1 million in 2014, primarily due to increases in overall shipping costs and warranty expenses given the 28.8% increase in our net sales. Selling expenses as a percentage of net sales decreased from 7.5% in 2013 to 5.9% in 2014, primarily due to the increase in net sales.

General and Administrative Expenses. Our general and administrative expenses increased by $4.7 million, or 4.5%, from $103.5 million in 2013 to $108.2 million in 2014, as a result of increased wages and benefits paid to our administrative personnel, partially offset by a reversal of allowance for doubtful accounts due to the collection of cash from customers for whom we originally provided a full provision for their accounts receivable. General and administrative expenses as a percentage of net sales decreased from 5.8% in 2013 to 4.7% in 2014 due to the increase in net sales.

Research and Development Expenses. Our research and development expenses increased by $2.4 million, or 11.7%, from $19.9 million in 2013 to $22.3 million in 2014, as a result of increased wages and benefits paid to our research and development personnel. Research and development expenses as a percentage of net sales decreased from 1.1% in 2013 to 1.0% in 2014 due to the increase in net sales.

Foreign Exchange Loss. We had a foreign exchange loss of $21.9 million in 2014, compared to a foreign exchange loss of $13.6 million in 2013. The foreign exchange loss in 2014 resulted from depreciation of the Japanese Yen against the U.S. dollar.

Interest Expenses, Net. Our interest expenses, net, was $44.5 million and $32.1 million in 2013 and 2014, respectively. Our interest expenses decreased from $48.5 million in 2013 to $34.9 million in 2014, primary due to the decreased average loan balance and capitalization of interest expenses. Interest income decreased from $4.0 million in 2013 to $2.8 million in 2014 as a result of the reduction in cash and restricted cash balance following the repayment of certain loans. In 2014, we capitalized $7.2 million of interest expenses, which is primarily for solar power projects under construction when the capitalization criteria for such projects are met.

Derivatives Gain. In 2014, we had a derivatives gain of $3.4 million, compared to a derivatives gain of $2.2 million in 2013, primarily due to changes in the value of the foreign currency forward contracts between the Euro and the U.S. dollar, and the Renminbi and the U.S. dollar, respectively, which are used to mitigate the effects of exchange rate volatility. See “—Critical Accounting Policies—Derivative Financial Instruments” for more details.

Income Tax (Expense) Benefit. We had an income tax expense of $15.5 million in 2014, compared to an income tax benefit of $13.0 million in 2013, primarily due to income of $76.7 million before income tax in 2014, as compared with loss of $85.3 million before income tax in 2013. Our effective income tax rate was 15.3% and 20.2% in 2013 and 2014, respectively. Our effective income tax rate in 2014 was lower than the PRC statutory EIT rate of 25%, primarily due to the reversal of valuation allowance as result of the realization or expected realization of net operating loss carry forward, offset by the change of preferential income tax rate received by certain PRC entities.

Net Income. As a result of the foregoing, we had a net income of $61.3 million in 2014, compared to a net loss of $72.2 million in 2013, representing an increase of $133.5 million.  Our net margin was 2.7% in 2014, compared to negative 4.1% in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Sales. Our total net sales increased by $478.3 million, or 36.9%, from $1,296.7 million in 2012 to $1,775.0 million in 2013, due to increased net sales from both our manufacturing segment and our solar power projects segment.

•                  Manufacturing segment. Net sales in our manufacturing segment increased by $493.8 million, or 37.9%, from $1,302.5 million in 2012 to $1,796.3 million in 2013. Net sales in our manufacturing segment less intersegment elimination, which excludes net sales generated from the sales of models from our manufacturing segment to our solar power projects segment, increased by $465.1 million, or 36.0%, from $1,293.0 million in 2012 to $1,758.1 million in 2013. This increase was primarily due to increased shipments from 1,594.0 MW in 2012 to 2,584.3 MW in 2013, or an increase of 62.1%, offset by a decrease in average selling price of our PV modules, which decreased from $0.78 per watt in 2012 to $0.64 per watt in 2013. The decrease in the average selling price of our PV modules in 2013 was primarily due to changes in government economic incentives in many markets, including Germany, Italy and Spain and an over-supply of solar power products due to increased manufacturing capacity that exceeded the increase in global demand.

•                  Solar power projects segment. Net sales in our solar power projects segment increased by $13.3 million, or 369.4%, from $3.6 million in 2012 to $16.9 million in 2013, primarily due to the sales of two solar power projects located in Italy of 3.3 MW.

Cost of sales. Our cost of sales increased by $317.4 million, or 25.6%, from $1,239.4 million in 2012 to $1,556.8 million in 2013, primarily due to increased cost of sales in both manufacturing segment and solar power projects segment. Cost of sales in our manufacturing segment increased primarily because of increased shipments, offset by improvements in operating efficiency made possible by our proprietary technology and business scale. Cost of sales in our solar power projects segment increased primarily due to the impairment for our build-to-sell projects of $10.7 million recognized in 2013 as well as increased depreciation and amortization for our build-to-own projects. As a percentage of our total net sales, our cost of sales decreased from 95.6% to 87.7% during the same period.

Gross Profit. As a result of the foregoing, our gross profit increased by $161.0 million, or 281.2%, from $57.2 million in 2012 to $218.2 million in 2013, primarily due to increased profits from manufacturing segment and partially offset by solar power projects having losses of $10.3 million in 2013 as compared to profits of $1.9 million in 2012. Our gross margin increased from 4.4% to 12.3% during the same period.

•                  Manufacturing segment.  Gross profits from our manufacturing segment increased by $173.1 million, or 312.8%, from $55.4 million in 2012 to $228.5 million in 2013, primarily due to slower decreases in average selling price compared with a reduction in manufacturing cost per watt as we improved our operating efficiency coupled with the decrease of material costs.

•                  Solar power projects segment.  Gross profits from our solar power projects segment decreased by $12.2 million, from profits of $1.9 million in 2012 to losses of $10.3 million in 2013, primarily due to the impairment for our build-to-sell projects of $10.7 million recognized in 2013.

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

Income Tax Benefit. Our income tax benefit decreased by $12.4 million, or 48.8%, from $25.4 million in 2012 to $13.0 million in 2013, primarily due to loss before income tax reduced from $292.0 million in 2012 to $85.3 million in 2013. Our effective income tax rate was 8.7% and 15.3% in 2012 and 2013, respectively. Our effective income tax rate in 2013 was lower than the PRC statutory EIT rate of 25%, primarily due to tax rate differential for entities in non-PRC jurisdictions and the preferential tax rate enjoyed by some of our PRC subsidiaries.

Net Loss. As a result of the foregoing, we had a net loss of $72.2 million in 2013, compared to a net loss of $266.6 million in 2012, representing a decrease in net loss of $194.4 million, or a change of 72.9%. Our net margin was negative 4.1% in 2013, compared to a negative 20.6% in 2012.

B.                                    Liquidity and Capital Resources

We finance our operations primarily through short-term and long-term borrowings, proceeds from public offerings, including our convertible senior notes offerings in July 2008, June 2014 and October 2014, our follow-on offerings of ADSs in July 2009, March 2010, June 2014 and October 2014, and also the cash generated from operations. We believe that our current cash and cash equivalents, short-term and long-term borrowings and anticipated cash flows from operations and the renewal of short-term bank borrowings will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. If we are unable to obtain sufficient funding for any reason, including the inability to renew our short-term bank borrowings, we may need curtail our operations or postpone portions of our planned capital expenditures.  We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow additional loans from banks. However, we cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

As of December 31, 2014, we had $392.9 million in cash and cash equivalents, $146.9 million in restricted cash and $842.7 million in outstanding borrowings. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less. Our treasury policy requires cash and cash equivalents, restricted cash and investments to be placed with banks and other financial institutions. We plan to use the cash available as of December 31, 2014, for potential future capital expenditures, including the maintenance and enhancement of existing facilities, to further increase production capacity, potential downstream investments, and for working capital and other day-to-day operating purposes.

Our bank borrowing facilities include both short-term and long-term bank borrowings. We had total bank borrowing facilities of $906.9 million with various banks, of which $64.2 million was unused as of December 31, 2014. We historically successfully renewed or rolled over our short-term bank borrowings upon the maturity date. In addition to bank borrowing facilities, as of December 31, 2014, we also had facilities for trade financing in the amount of $404.4 million, of which $218.6 million was unused.  On July 15, 2013, we redeemed all outstanding convertible senior notes due 2013, together with all accrued but unpaid interest. As of December 31, 2014, we had $172.5 million 3.5% convertible senior notes due 2019 and $115.0 million 4.0% convertible senior notes due 2019. For details on our borrowings, please see “—Borrowings.”

In the past, we have had significant working capital commitments for purchases of polysilicon and wafers. Our prepayments to suppliers were recorded either as current portion advances to suppliers, if they were expected to be utilized within 12 months of each balance sheet date, or as advances to suppliers, net of current portion, if they represented the portion expected to be utilized after 12 months. As of December 31, 2014, we had advances to suppliers, net of current portion, of $18.8 million, compared to $41.9 million as of December 31, 2013, due to that we have been reducing our dependence on the procurement of polysilicon through long-term supply contracts that require prepayments to meet our needs for silicon-based raw materials. We also had the current portion of advances to suppliers of $46.1 million as of December 31, 2014, a decrease from $68.3 million as of December 31, 2013 due to the delivery of goods under the supply contracts. We generally make prepayments without receiving collateral. As a result, our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of these suppliers in the event of their insolvency or bankruptcy. Going forward, we expect our advances to suppliers to decline further with the continuing improvement of polysilicon market, offset by greater volume purchases of other raw materials as we expand our manufacturing capacity.

We plan to build or acquire new facilities to increase our annualized manufacturing capacity of ingots, wafers, cells, and modules from 2,000 MW, 1,700 MW, 3,100 MW and 4,000 MW, respectively, as of December 31, 2014 to 2,900 MW, 2,300 MW, 4,100 MW and 4,400 MW as of December 31, 2015. We plan to incur capital expenditures of up to $370 million to accomplish our expansion plans in 2015 in our manufacturing segment. We also plan to incur capital expenditures of up to $1.1 billion for projects under construction and to be constructed in 2015. See “—Capital Expenditures.” With the increase of revenue, we expect that our accounts receivable and inventories, two of the principal components of our current assets, will continue to be maintained at an appropriate level facilitating our working capital management. We require prepayments from certain customers, depending on the customer’s credit status, market demand and the term of the contracts, but have been required to accept reduced prepayments from customers and may continue to see reductions in the amounts of prepayment we are able to obtain. We also allow some of our customers to pay all or a major portion of the purchase price by letters of credit. Until the letters of credit are drawn in accordance with their terms, the amount earned is recorded as accounts receivable.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Net cash (used in) provided by operating activities	$(178,199)	$46,531	$183,959
Net cash used in investing activities	(170,586)	(36,205)	(487,786)
Net cash provided by (used in) financing activities	342,266	(337,113)	207,656
Effect of exchange rate changes	(2,985)	6,197	2,377
Net change in cash and cash equivalents	(9,504)	(320,590)	(93,794)
Cash and cash equivalents at the beginning of the year	816,780	807,276	486,686
Cash and cash equivalents at the end of the year	$807,276	$486,686	$392,892

Operating Activities

Net cash provided by operating activities amounted to $184.0 million in 2014. The net cash provided by operating activities in 2014 was primarily due to (i) an increase in accounts payable of $207.3 million due to increase in purchases of raw materials as a result of our increased sales, (ii) depreciation and amortization of $108.3 million, and (iii) net income of $61.3 million. Net cash provided by operating activities was partially offset by (a) an increase in accounts receivable of $165.7 million due to increased proportion of sales to customers based in China and (b) an increase in inventories of $105.3 million as a result of the expected increase in product demand for year 2015.

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

Investing Activities

Net cash used in investing activities amounted to $487.8 million in 2014. The net cash used in investing activities in 2014 was primarily as a result of (i) capital expenditures of $404.7 million in 2014 for property, plant and equipment which was primarily used to grow our build-to-own solar projects portfolio; (ii) an increase in restricted cash of $72.2 million mainly due to bank deposits held as collateral for letter of credit, commercial paper, bank drafts, bank borrowings; and (iii) investments in affiliates of $14.0 million.

Net cash used in investing activities amounted to $36.2 million in 2013. The net cash used in investing activities in 2013 was primarily as a result of capital expenditures of $70.0 million for property, plant and equipment incurred in the second half of 2013 to increase our manufacturing capacity, offset in part by a decrease in restricted cash of $36.2 million.

Net cash used in investing activities amounted to $170.6 million in 2012. The net cash used in investing activities in 2012 was primarily a result of capital expenditures of $141.1 million for property, plant and equipment for capacity expansion in first half of 2012, and an increase in restricted cash of $31.3 million.

Financing Activities

Net cash provided by financing activities amounted to $207.7 million in 2014, which included proceeds of $1,142.5 million from bank borrowings (short-term and long-term), proceeds of $287.5 million from issuance of convertible notes, and proceeds of $132.4 million from the issuance of ordinary shares, net of issuance costs, offset in part by repayment of $1,303.3 million in bank borrowings (short-term and long-term) and $52.3 million used to pay for call options in connection with issuance of convertible senior notes.

Net cash used in financing activities amounted to $337.1 million in 2013, which was primarily used to repay $1,256.7 million in bank borrowings (short-term and long-term) and to repurchase or redeem convertible senior notes of $83.3 million, offset in part by proceeds of $1,001.8 million from bank borrowings (short-term and long-term).

Net cash provided by financing activities amounted to $342.3 million in 2012, which is primarily generated from proceeds of $1,126.3 million from bank borrowings (short-term and long-term), offset by repayment of $745.0 million in bank borrowings (short-term and long-term) and $39.1 million cash payment for repurchasing convertible senior notes.

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

Borrowings

We had short-term borrowings, excluding the current portion of long-term borrowings, of $613.4 million and $737.9 million as of December 31, 2013 and 2014.  The average interest rate on short term borrowings was 3.70% and 4.41% per annum in 2013 and 2014, respectively. The funds borrowed under short-term arrangements are repayable within one year.  As of December 31, 2014, certain short-term loans were secured by the plant and machinery of Trina China and TST with a carrying value of $563.6 million and land use rights of Trina China with a carrying value of $15.9 million, and/or guaranteed by Trina.  Loan agreements relating to such short-term borrowings contain general covenants that require us to obtain written consent from the lenders prior to entering into loan arrangement with other banks or financial institutions. Furthermore, we also need to maintain certain financial ratios to comply with the financial covenants in the loan agreements, such as debt to total assets ratio, net profit ratio, income to interest ratio, net tangible worth, the ratio of net borrowings, and the ratio of earnings before interest, taxes, depreciation and amortization, or EBITDA, to net interest expenses. As of December 31, 2014, we were in compliance with these covenants.

We had current portion of long term borrowings of $322.2 million and $82.4 million, and we had long-term borrowings, excluding current portion, of $100.5 million and $22.4 million as of December 31, 2013 and 2014, respectively. Certain of our long term borrowings contain restrictive covenants, and as of December 31, 2014, we were in compliance with these covenants.

On September 8, 2009, Trina China entered into a five-year credit facility with a syndicate of banks, or the Facility, including both a Renminbi facility and US dollar facility of RMB1,524.6 million and $80.0 million, respectively, of which RMB1,292.0 million and $80.0 million are designated solely for the expansion of our production capacity, with the remaining amount to be used to supplement working capital requirements once the capacity expansion is completed. The Facility can be drawn down either in Renminbi or US dollar. Trina China had fully drawn down the capacity expansion portion under the Facility in 2010. The weighted-average interest rate for borrowings under the facility is 6.62% and 6.29% in 2013 and 2014, respectively. Interest is payable quarterly or biannually in arrears for loans denominated in RMB and US dollars, respectively. The interest rate on RMB-denominated borrowings is 110% of the prevailing base lending rate pronounced by People’s Bank of China for loans of similar duration. The interest rate on US dollar-denominated borrowings is the prevailing six-month US London Interbank Offered Rate plus 300 basis points. The Facility contains financial covenants which require that specified debt to total assets ratio, net profit ratio and income to interest ratio be maintained. As of December 31, 2011, Trina China violated the net profit ratio and income to interest ratio covenants. Trina China obtained a waiver letter from the Agriculture Bank of China, the leading bank in the syndicated loan, on February 8, 2012 to waive the past violation of the financial covenants and to further remove all of the financial covenants for the duration of the Facility. We fully repaid these loans in October 2014.

On May 17, 2011, Trina China entered into a three year credit facility with the Export-Import Bank of China, or the Ex-Imp Facility, amounting to $40.0 million. We fully repaid this loan in May 2014.

On June 29, 2011, Trina China entered into a three-year credit facility with China Development Bank, or the TCZ CDB Facility, of $180.0 million. We fully repaid this loan in June 2014.

On December 7, 2011, TST entered into a three-year structured term loan facility with Standard Chartered Bank (Hong Kong) Limited, or the SC Facility, of $100.0 million. We fully repaid this loan in September 2014.

On December 23, 2011, Trina China entered into a three-year credit facility with Agriculture Bank of China, or the ABC Facility, of RMB30.0 million at an interest rate of 6.65% per year. We fully repaid this loan in December 2014.

On December 31, 2012, Trina Solar (Luxembourg) Holdings S.A.R.L., or TLH, entered into a three-year credit facility with China Development Bank of $80.0 million which is designated for working capital. We had fully drawn down the facility in 2012. TLH had a loan balance outstanding of $80.0 million as of December 31, 2013 and 2014. The interest rate is the prevailing six-month US LIBOR plus 370 basis points which was 4.21% and 4.04% in 2013 and 2014, respectively. The facility is guaranteed by Trina. The facility contains financial covenants. In June 2014, TLH was not in compliance with the gearing ratio for loans from China Development Bank and obtained a waiver letter from China Development Bank stating that it waived Trina China’s covenant breach by revising those financial covenants. As of December 31, 2014, TLH was in compliance with the revised covenants.

We also finance certain solar energy project through bank borrowings secured by the project assets. On November 15, 2013, one of our subsidiaries, Wuwei Trina Solar Electricity Generation Pte Ltd., or Trina Wuwei, entered into a loan agreement with China Development Bank, or the Wuwei Facility, for the construction of a PV project located in China’s Gansu Province. The total credit facility under the agreement is RMB370.0 million, with a maturity of 180 months. Interest is due quarterly in arrears and the interest rate is the prevailing base lending rate pronounced by People’s Bank of China for loans of similar duration. The Wuwei Facility is guaranteed by Trina China in addition to collateral provided by Trina Wuwei’s project assets and it contains an asset liability ratio covenant. In February 2014, we sold the project to a third party buyer and the outstanding borrowing of RMB200.0 million ($32.6 million) was assumed by the third party buyer.

On March 6, 2014, Trina Solar (Luxembourg) Overseas Systems S.A.R.L and Jiangsu Trina Solar Electric Power Development Co., Ltd. entered into a 15-year credit facility with China Development Bank, or the TLO CDB Facility, in the amount of €20.85 million ($28.7 million) to fund 16 MW of utility-scale solar power projects in Greece. As of December 31, 2014, we had drawn down and had an outstanding balance of €17.0 million ($20.6 million). The interest rate is the prevailing six-month EURIBOR plus 350 basis points, which was 3.68% in 2014. The TLO CDB Facility is guaranteed by us and contains a coverage ratio financial covenant. Trina Solar (Luxembourg) Overseas Systems S.A.R.L was in compliance with the covenant as of December 31, 2014.

In June 2014, we issued $172.5 million in aggregate principal amount of 3.5% convertible senior notes due 2019. The notes can be converted into our ADSs at the option of the holders, based on an initial conversion rate of 69.9301 of our ADSs per $1,000 principal amount of notes (equivalent to an initial conversion price of $14.30 per ADS). Holders of the notes will have the right to require us to repurchase for cash all or part of their notes on June 15, 2017 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest. The notes will bear interest at a rate of 3.5% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2014. The notes will mature on June 15, 2019, unless previously repurchased or converted in accordance with their terms.

In October 2014, we issued $115.0 million in aggregate principal amount of 4.0% convertible senior notes due 2019. The notes can be converted into our ADSs at the option of the holders, based on an initial conversion rate of 68.0851 of our ADSs per $1,000 principal amount of notes (equivalent to an initial conversion price of $14.69 per ADS). Holders of the notes will have the right to require us to repurchase for cash all or part of their notes on October 15, 2017 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest. The notes will bear interest at a rate of 4.0% per year, payable semiannually in arrears on October 15 and April 15 of each year, beginning on April 15, 2014. The notes will mature on October 15, 2019, unless previously repurchased or converted in accordance with their terms.

On March 10, 2015, Xiangshui Hengneng Electricity Generation Co., Ltd., or Trina Xiangshui, entered into a loan agreement with Bank of Beijing for the construction of solar power projects in Yancheng City, Jiangsu Province, China. The total credit available under the agreement is RMB658.0 million ($106.9 million, as of the exchange rate applicable on the date of the agreement), which can be drawn down within 364 days from the date that the loan agreement was entered into and will mature on March 10, 2027. Interest is due quarterly in arrears and the interest rate is 1.08 times the prevailing base lending rate pronounced by People’s Bank of China for loans of similar duration. The loan contains a financial covenant which requires Trina Xiangshui to maintain a specified debt to asset ratio. The loan is guaranteed by Trina China, and secured by the electricity income of Trina Xiangshui and its 100% equity interest in Trina Xiangshui held by Jiangsu Trina Solar Electric Power Development Co., Ltd.

We have historically been able to repay our total borrowings as they became due mostly from cash from operations, sales of our solar power projects, proceeds from additional short-term and long-term borrowings or renewing the loans upon maturity. We may also seek additional debt or equity financing to repay the remaining portion of our borrowings. As we continue to ramp up our current and planned operations in order to complete our vertical integration and expansion strategies, we also expect to generate cash from our expanded operations to repay a portion of our borrowings.

Capital Expenditures

We had capital expenditures of $141.1 million, $72.1 million and $404.7 million in 2012, 2013 and 2014, respectively.

Manufacturing Segment. Our capital expenditures in this segment were used primarily for purchases of equipment and facilities for the production of ingots, wafers, cells and modules. We plan to build or acquire new facilities to increase our annual manufacturing capacity of ingots, wafers, cells, and modules from 2,000 MW, 1,700 MW, 3,100 MW and 4,000 MW, respectively, as of December 31, 2014 to 2,900 MW, 2,300 MW, 4,100 MW and 4,400 MW, respectively, as of December 31, 2015. We plan to incur capital expenditures of up to $370 million to accomplish our 2015 expansion plans in our manufacturing segment.

Solar Power Projects Segment.  We capitalize project assets costs consisting primarily of costs for developing and obtaining permits and licenses, land costs or land use rights, equipment, including modules, construction and installation. No depreciation expense is recognized while the project assets are under construction or classified as build-to-sell.  For our build-to-own solar power projects that have started operating, we recognize depreciation as cost of sales.  As of December 31, 2014, we had 380.0 MW projects under construction and 446.6 MW projects in pipeline.  We plan to incur capital expenditures of up to $1.1 billion for projects under construction and to be constructed in 2015.

Contingencies

In 2011, solar panel manufacturing companies in the United States filed antidumping and countervailing duty petitions with the U.S. government, which resulted in the institution of antidumping and countervailing duty investigations relating to imports into the United States of CSPV cells, whether or not assembled into modules, from China. In December 2012, following completion of those investigations by the Commission and Commerce, antidumping and countervailing duty orders were imposed on imports into the United States covered by the investigation, including imports of our products originating from China. The orders require an effective net cash deposit rate on all imports of these covered products, which currently is set at 23.75% and may increase or decrease in the future.  The current rate will be in effect until the final determination in the first administrative review, which is expected around May 2015. The actual duty rates at which entries of covered merchandise will be finally assessed may differ from the deposit rates because they are subject to completion of ongoing administrative reviews of the antidumping and countervailing duty orders. The first administrative review process is still underway, and preliminary results were published on January 8, 2015 and final results are expected to be published in the second quarter of 2015.  According to the preliminary results, the anti-dumping rate proposed for approximately 20 Chinese exporters, including us, was 1.82%, significantly lower than the average net cash deposit rate initially projected.  The proposed countervailing duty rate for us was 15.68%.  A second administrative review is also currently underway.  In February 2013, we, along with other parties, including the U.S. companies that petitioned for the investigations, filed appeals with the CIT challenging various aspects of Commerce’s findings.

Also, on December 31, 2013, SolarWorld, a U.S. producer of solar cells and panels, filed a separate petition with the U.S. government resulting in the institution of new antidumping and countervailing duty investigations against imports from China. The petitions accuse Chinese producers of certain CSPV cells and modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excludes from its scope certain products, including any products that are covered by the antidumping and countervailing duty orders imposed in 2012.  This trade action also accuses Taiwanese producers of certain CSPV cells and modules of dumping their products in the United States. These petitions seek to subject modules assembled in China using solar cells produce outside of China to antidumping and countervailing duties.  On December 17, 2014, Commerce issued final rulings that imports of certain CSPV cells and modules were dumped in the United States from China and Taiwan and that imports of certain CSPV cells and modules from China received subsidies.  On these imports we received an anti-dumping duty rate of 26.71% and a countervailing duty rate of 49.79%, which will be in effect until the final determination of the first administrative review.  On January 21, 2015, the Commission affirmed that imports of certain CSPV cells and modules from mainland China and Taiwan materially injure the domestic industry.  The actual duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates, because they will be subject to completion of administrative reviews of these antidumping and countervailing duty orders.  We expect the first administrative reviews to be completed by the first half of 2017.

On September 6, 2012 and November 8, 2012, the European Commission announced the initiation of antidumping and anti-subsidy investigations, respectively, concerning imports into the European Union of CSPV modules and key components (i.e., cells and wafers) originating in China. On December 5, 2013, the Council of the European Union announced its final decision imposing antidumping and anti-subsidy duties on imports of CSPV cells and modules originating in or consigned from China. An average duty of 47.7%, consisting of both antidumping and anti-subsidy duties, are applicable for a period of two years beginning on December 6, 2013 to imports from Chinese solar panel exporters who, like us, cooperated with the European Commission’s investigations. However, on the same day, the European Commission accepted a price undertaking by Chinese export producers in connection with the antidumping and anti-subsidy proceedings. As a result, imports from Chinese solar panel exporters that are made pursuant to the price undertaking are exempt from the final antidumping and anti-subsidy duties imposed by the European Union. We have agreed to comply with the minimum price and other conditions set forth in the undertaking so that our exported products will be exempt from the antidumping and anti-subsidy duties imposed by the European Commission. The European Commission monitors compliance on an ongoing basis, and there have been allegations of non-compliance to the price undertaking by certain Chinese export producers. If the price undertaking is withdrawn because the European Commission determined that these Chinese export producers are not complying with the price undertaking, the above-described duties would be applied on our exports to the European markets.

On October 11, 2012, the trustee of Solyndra LLC, a manufacturer of solar panels based in California, filed a lawsuit against us, including our subsidiary Trina Solar (U.S.), Inc., and other Chinese manufacturers of photovoltaic solar panels in the U.S. District Court in California. The plaintiff has asserted antitrust and related state-law claims against the defendants in this lawsuit. The plaintiff’s complaint alleges that defendants have violated Section 1 of the Sherman Antitrust Act by conspiring among each other and with additional co-conspirators to fix prices of solar panels by dumping products in the United States and to destroy fair competition in the U.S. market. The plaintiff similarly alleges conspiracy to fix prices and predatory pricing under California’s Cartwright Act and Unfair Practices Act. In addition, the plaintiff has brought state-law claims of tortious interference with existing agreements and tortious interference with prospective economic advantage, alleging that the defendants interfered with Solyndra’s existing agreements with its customers by selling their products to Solyndra’s customers at below-cost prices. The defendants filed a motion to dismiss the complaint in its entirety on March 8, 2013. The motion to dismiss the Solyndra LLC trustee’s lawsuit was denied by the district court and discovery is proceeding in the case. The trustee’s amended complaint seeks a judgment against all defendants in an amount not less than $1.5 billion. At this stage, it is difficult to fully evaluate the claims and determine the likelihood of an unfavorable outcome or provide an estimate of the amount of any potential loss.

On October 4, 2013, the liquidating trustee for Energy Conversion Devices filed an antitrust and unfair trade practice lawsuit against Trina Solar and other China-based solar manufacturers in the U.S. District Court for the Eastern District of Michigan. The complaint is substantially similar to the complaint filed by Solyndra’s liquidating trustee against the same defendants a year earlier in the Northern District of California. The plaintiff’s complaint alleges that defendants have violated Section 1 of the Sherman Antitrust Act by conspiring among each other and with additional co-conspirators to fix prices of solar panels by dumping products in the United States and to destroy fair competition in the U.S. market. The plaintiff similarly alleges conspiracy to fix prices and predatory pricing under Michigan’s Antitrust Reform Act.  The defendants filed a motion to dismiss the complaint in its entirety on April 18, 2014.  The district court granted defendants’ motion to dismiss on October 31, 2014.  The plaintiff moved for reconsideration of the district court’s order and the court has not yet issued a decision on the motion for reconsideration.  At this early stage, it is difficult to fully evaluate the claims and determine the likelihood of an unfavorable outcome or provide an estimate of the amount of any potential loss.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU No. 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU No. 2014-09 is effective for us on January 1, 2017. Early application is not permitted. The standard permits the use of either a retrospective or cumulative effect transition method. We have not determined which transition method it will adopt, and are currently evaluating the impact that ASU No. 2014-09 will have on our consolidated financial statements and related disclosures upon adoption.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued and to provide related disclosures. ASU No. 2014-15 is effective for us for the fiscal year ending December 31, 2016 and for interim periods thereafter. We are currently evaluating the impact of this standard on our consolidated financial statements.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement —Extraordinary and Unusual Items (Subtopic 225-20), which eliminates the concept of reporting for extraordinary items. ASU No. 2015-01 is effective for us for fiscal year ending December 31, 2016 and for interim periods thereafter. We are currently evaluating the impact of this standard on our consolidated financial statements.

On February 18, 2015, the FASB issued ASU No. 2015-02, Consolidation, which reduces the number of consolidation models and simplifies the current standard. Entities may no longer need to consolidate a legal entity in certain circumstances based solely on its fee arrangements when certain criteria are met. ASU No. 2015-02 reduces the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity. ASU No. 2015-02 is effective for our fiscal year ending December 31, 2015. We are currently evaluating the impact of this standard on our consolidated financial statements.

C.                                    Research and Development, Patents and Licenses, Etc.

We focus our research and development efforts on improving our ingot, wafer, solar cell and solar module manufacturing capabilities. We seek to reduce manufacturing costs and improve the performance of our products. As of December 31, 2014, we had a total of 1,954 employees involved in our research and development activities. Among them, 1,272 employees are under our technology development department and are dedicated to research and development. We also have a team of 112 employees under our engineering department that are responsible for manufacturing technology development and further fine-tuning our production processes.

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

Our research and development efforts have been further enhanced by our research and development laboratory in the PV Park Lab, a research and development center that focuses on developing PV technologies, including the use of alternative materials, increasing cell conversion efficiencies and conducting assembly and system research. The location of the PV Park Lab allows us to more easily conduct technology exchanges with PV experts from world-leading companies, research institutes and emerging technology companies also located within the PV Park. We completed construction and began using the PV Park Lab during the second quarter of 2012. We have also formed a world-class academic committee dedicated to creating a technology platform for the development of PV technologies. We are one of the two solar companies in China commissioned by the PRC government to establish and operate research and development centers. On November 3, 2013, the PV Park Lab received accreditation from China’s Ministry of Science and Technology.

Our research efforts are currently focused on four main product areas, namely ingots, wafers, solar cells and PV modules. We focus on improving cell efficiency and reducing our production costs by enhancing manufacturing yields, which enable us to deliver higher-efficiency products at a lower cost. To enhance the quality and performance of our solar products, our research and development efforts also include leveraging on existing and newer technologies to optimize our silicon and non-silicon feedstock and processing costs. In the fourth quarter of 2014, our average silicon usage was approximately 5.3 grams per watt, compared to approximately 5.3 and 5.4 grams per watt in the fourth quarters of 2013 and 2012, respectively.

In 2014, we started to slice monocrystalline and multicrystalline wafers from approximately 185 micron thickness to 182 micron, while maintaining a low breakage rate. Currently, these two types of wafers with thickness of 185 or 182 micron accounted for 50% and 50% of our total output, respectively. We are in the process of slimming down thickness of all produced wafer to 182 micron to achieve higher cost efficiency.

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

In 2013, our research and development efforts focused on developing of high-efficiency IBC cells and silicon-based HJ cells. We expect both of these cell technologies to be part of our future product portfolio. We worked together with the Solar Energy Research Institute of Singapore to develop a commercial-sized IBC cell with an efficiency rate of 21.4% using low cost processes, allowing the power of a 1.2m2 IBC cell module to reach 238 W. We also aligned with the Shanghai Institute of Microsystem and Information Technology under the Chinese Academy of Sciences to develop an HJ cell with a 21.3% efficiency rate. We aim to further build on the success of our Honey product by using innovative technologies to develop high performance products, including high-efficiency multi and mono-crystalline silicon PV modules. Our Honey pilot production line has reached an average module power of 283.5 W, and a maximum module power of 285.5 W, while the upgraded Honey cells now reach an average efficiency of approximately 20% and a maximum efficiency of 20.54%.  In October 2014, we announced that our high-efficiency Honey solar module had set a new world record for peak power output for P-type monocrystalline silicon PV modules, as independently certified by TUV Rheinland. The module was developed in our PV Park Lab and was composed of 60 156mmx156mm high-efficiency Honey monocrystalline silicon cells. It generated a peak power output of 335.2W, breaking the previous world record of 326.3W, set by our original Honey module in April 2014.

In November 2014, we announced that our State Key Laboratory of PV Science and Technology of China has set new world records for high efficiency p-type and n-type silicon solar cells. The p-type mono-crystalline silicon solar cell on an industrial Cz wafer reached an efficiency of 21.40% (156×156 mm2). The same advanced cell technologies on a high quality multicrystalline Si wafer resulted in a new p-type multicrystalline silicon solar cell with an efficiency of 20.53% Both results are independently verified by external laboratories and established new world records for mono and multi p-type silicon solar cells with passivated rear surface and local contact, on 6” substrates and fabricated with an industrial process.

In 2012, 2013 and 2014, our research and development expenditures were $26.5 million, $19.9 million and $22.3 million, respectively, representing 2.0%, 1.1% and 1.0% of our total revenues for those periods. We expect our research and development expenses to remain significant as we advance our research and development projects.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material adverse effect on our net sales, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information not necessarily to be indicative of future operating results or financial conditions.

E.                                     Off-Balance Sheet Arrangements

Other than our purchase obligations for raw materials and equipment, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that have not been reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to you and other investors.

F.                                      Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term borrowings(1)	$113,439	$86,534	$7,201	$4,726	$14,978
Short-term borrowings (2)	770,354	770,354	—	—	—
Convertible Senior Notes(3)	337,797	10,766	21,275	305,756	—
Operating lease commitments	12,677	2,901	2,813	1,079	5,884
Purchase obligations(4)	279,372	121,783	71,993	37,030	48,566
Total	$1,513,639	$992,338	$103,282	$348,591	$69,428

(1)              Includes interests that are derived using the interest rates under the loan agreements. If the borrowing is with a floating rate, the most recent rate as of December 31, 2014 is applied.

(2)              Includes interests that are derived using an average rate of 4.41% per annum for short-term borrowings.

(3)              Includes interests that are derived using the coupon rate of 3.5% per annum for $172.5 million convertible senior notes due 2019 (the “3.5% Notes”) and 4% per annum for $115 million convertible senior notes due 2019 (the “4% Notes”). The 3.5% Notes will mature on June 15, 2019 and the holders may require us to early redeem such notes on June 15, 2017. The 4% Notes will mature on October 15, 2019 and the holders may require us to early redeem such notes on October 15, 2017.

(4)              Consists of raw material, property, plant and and equipment, and prepaid land use right purchase commitments.  The raw material purchase commitment includes only the fixed and determinable portion under take-or-pay agreements, and does not include purchase commitments for which we are committed to purchase a specific volume amount but the purchase price is not fixed or determinable since the price is based upon the prevailing market price near the time of purchase.

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

You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: expectations regarding the worldwide demand for electricity and the market for solar energy; our beliefs regarding the effects of environmental regulation, the lack of infrastructure reliability and long-term fossil fuel supply constraints; the importance of environmentally friendly power generation; expectations regarding governmental support for the deployment of solar energy; expectations regarding the scaling of our manufacturing capacity; expectations with respect to our ability to secure raw materials in the future; future business development, results of operations and financial condition; and competition from other manufacturers of PV products and conventional energy suppliers.

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

Item 6.                                                         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jifan Gao	50	Chairman and Chief Executive Officer
Zhiguo Zhu	52	Director, Chief Operating Officer, Senior Vice President and President of Module Business Unit
Liping Qiu	50	Independent Director
Jerome Corcoran	65	Independent Director
Qian Zhao	46	Independent Director
Yeung Kwok On	54	Independent Director
Henry Wai Kwan Chow	69	Independent Director
Sean Shao	58	Independent Director
Teresa Tan	50	Chief Financial Officer
Yang Shao	49	Chief Human Resources Officer
Qi Lin	52	Vice President and President of PV Systems Business Unit
Longxing Huang	50	President of Distributed PV Generation Business Unit
Jiqing Gao	47	Vice President of PV Systems Business Unit
Benjamin Hill	45	Vice President and President of Europe Region
Jeff Dorety	57	President of Americas Region

Directors

Mr. Jifan Gao founded our company in 1998. He has been our chairman and chief executive officer since January 1998. From August 2001 to October 2006, Mr. Gao served as the chairman of Changzhou Tianhe Investment Co., Ltd., a Chinese company that invests in new energy technologies, and he served as the chairman of Changzhou Tianhe New Energy Institute Co., Ltd., a Chinese company that is engaged in research and development and consulting services for new energy technologies, from May 2003 to October 2006. Mr. Gao also served as the vice chairman of Changzhou Minsheng Financing Guarantee Co., Ltd, a Chinese company that provides guarantee, investment and consulting services, from June 2004 to October 2006. Prior to founding our company, Mr. Gao was the founder and the head of Wujin Xiehe Fine Chemical Factory, a Chinese company that manufactures detergents for metal surfaces, from 1992 through 1997. From 1989 to 1992, Mr. Gao was one of the co-founders and the head of Guangdong Shunde Fuyou Detergent Factory. Mr. Gao currently serves as the executive member of the China Renewable Energy Society and as the standing vice chairman of the China New Energy Chamber of Commerce of the All-China Federation of Industry and Commerce. Mr. Gao is also an executive member of China Photovoltaic Society and the chairman of the executive committee of Asian Photovoltaic Industry Association. Mr. Gao also serves as the first president of China Photovoltaic Industry Association, which is the first accredited national level solar industry association established in China and is dedicated to the healthy and sustainable development of the solar industry, for a term of five years from 2014. Mr. Gao has published and presented several articles and papers in solar power related magazines and conferences. Mr. Gao received his master’s degree in physical chemistry from Jilin University in 1988 and his bachelor’s degree in chemistry from Nanjing University in 1985.

Mr. Zhiguo Zhu has been a director of our company and our chief operating officer since January 2015, and our senior vice president of Module Business Unit since January 2012.  Mr. Zhu served as our vice president of finance from February 2011 to December 2011. He has over 20 years of professional experience in finance and general management with leading global and Chinese companies. Prior to joining us, Mr. Zhu served as the global finance operation controller, internal controller, audit director and chief financial officer of the Air-Conditioner Group at Haier Group from June 2009 to January 2011. From May 2004 to June 2009, he worked at Lucent Technologies, including serving as a regional chief financial officer and vice president of Lucent Technologies (China) and a chief financial officer of Lucent Technologies (Qingdao) from 2008 to 2009. He also worked at China Track Group from 2002 to 2004 as finance controller and deputy general manager. From 1996 to 2002, Mr. Zhu worked for Howden Power and Howden Hua Engineering Company as financial controller and acting general manager. Mr. Zhu received a bachelor’s degree in engineering from Tsinghua University in 1984, a master’s degree from University of Shanghai Science and Technology in 1987 and an MBA from Imperial College London in 1995.

Independent Directors

Mr. Liping Qiu has been a director of our company since May 2006. He is a co-founder of Milestone Capital, a China-focused private equity investment company, and the general partner of Milestone China Opportunities Fund I and Fund II, L.P, a partnership that invests primarily in high-growth Chinese companies, since 2002. He is an independent non-executive director of Spring Asset Management Limited, as manager of Spring Real Estate Investment Trust, an entity listed on the Stock Exchange of Hong Kong Limited, since November 2013; and also a director of Qinhuangdao Boostsolar Photovoltaic Equipment Co., Ltd., a company quoted on the National Equities Exchange and Quotations in China. Mr. Qiu also serves as directors of a number of private companies. Mr. Qiu received his bachelor’s degree and master’s degree in engineering from the National University of Defense Technology of China in 1984 and 1986, respectively.

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

Mr. Qian Zhao has been an independent director of our company since May 2007. Mr. Zhao has served a senior executive of BGI, a leading genomics life science company based in China, from June 2014.  Mr. Zhao is also a founding partner of CXC China Sustainable Growth Fund, a private equity fund that makes investments in China-based companies. Mr. Zhao co-founded Haiwen & Partners, a preeminent China corporate finance law firm in Beijing, and was a senior partner of the law firm. He worked in Sullivan & Cromwell LLP’s New York office from 1996 to 2000, and Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates’ Beijing office from 2000 to 2003. He is admitted to practice law in both China and New York. Mr. Zhao received his J.D. degree from New York University School of Law in 1998 and his LL.B from University of International Business & Economics, Beijing in 1990. Mr. Zhao has also served on the board of SouFun Holdings Limited, a company listed on New York Stock Exchange, since 2010.

Dr. Yeung Kwok On has been an independent director of our company since August 2010. He is currently president of Organizational Capability Learning Association, a learning consortium where more than 100 CEOs and senior executives meet regularly to learn how companies can systematically build organizational capabilities. Dr. Yeung was the Philips Chair Professor of Human Resource Management and Director of the Centre of Organization and People Excellence at China Europe International Business School. He was the founding director of CEO Learning Consortium, a learning platform where CEOs from more than 30 leading firms in China joined together to share the best practices on issues critical to business growth and success in China. Between January 1999 and June 2002, Dr. Yeung served as chief learning officer and chief human resources officer of Acer Group. Dr. Yeung currently serves as a member of the board of directors at SITC International Holdings Company Ltd. and Country Garden Holdings Company Limited, each of which is listed on the Hong Kong Stock Exchange, and as a non-executive director of two private companies. He was also elected as ex-officio board member for Human Resource Planning Society, the leading association for senior human resources executives in the United States. Dr. Yeung also teaches regularly in executive programs in association with Harvard, INSEAD, and The University of Michigan. Dr. Yeung received his bachelor’s and master’s degrees in management from the University of Hong Kong and Ph.D. in human resource management from the University of Michigan.

Mr. Henry Wai Kwan Chow has been an independent director of our company since July 1, 2012. Prior to his retirement from IBM in 2009, Mr. Chow served in numerous executive positions in the Asia Pacific region, and was most recently general manager and then chairman of the IBM Greater China Group. He also served on IBM’s Worldwide Management Council and IBM’s Strategy Team, a group of senior IBM executives responsible for advising, reviewing, and formulating IBM’s strategy. Mr. Chow currently serves as a non-executive director to Advanced Micro Devices, Inc., a Nasdaq-listed semiconductor company based in the United States, and also as a member of the European Advisory Committee of Bridgepoint Investment Ltd., a British private equity company. Mr. Chow received a bachelor’s degree in electrical engineering from the University of Hong Kong.

Mr. Sean Shao has been an independent director of our company since January 2015. He currently serves as independent director and chairman of the audit committee for each of Jumei International Holding Limited, an e-commerce company listed on the NYSE, LightInTheBox Holding Co., Ltd., an e-commerce company listed on the NYSE, and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on Nasdaq. Mr. Shao also serves as an independent director and chairman of the audit committee and compensation committee of China Biologic Products, Inc., a biopharmaceutical company listed on Nasdaq. In addition, Mr. Shao serves as an independent director and chairman of the corporate governance and nominating committee of Agria Corporation, a Chinese agricultural company listed on the NYSE. He previously served as the chief financial officer of our company from August 2006 to June 2008, of ChinaEdu Corporation, a Chinese educational service provider, from September 2005 to August 2006, and of Watchdata Technologies Ltd., a Chinese security software company, from August 2004 to September 2005. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately ten years. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Executive Officers

Ms. Teresa Tan has been our chief financial officer since January 2014. Ms. Tan has over two decades of experience in accounting, finance, and management leadership roles. Prior to joining us, Ms. Tan worked for Parker Hannifin Corporation, a global manufacturer of motion and control technologies/systems listed on the New York Stock Exchange. She led the finance service team for the Asia Pacific region and also served briefly as the financial controller role for China since she joined Parker Hannifin in 2005. From 1996 to 2005, Ms. Tan was the corporate vice president of taxation for Aleris International Inc., a U.S. manufacturer of aluminum products, where she was responsible for the company’s global tax planning and compliance. From 1991 to 1996, Ms. Tan was a manager at the U.S. offices of Ernest & Young, where she provided consulting advices on tax and business planning to public and privately held companies across a broad range of industries. Ms. Tan is a CPA and received a bachelor’s degree in industrial engineering management from Shanghai Jiao Tong University in China in 1986, a master’s degree in economics in 1989 and a master’s degree in accountancy in 1991 from Virginia Polytechnic Institute and State University in Virginia, United States.

Ms. Yang Shao has been our chief human resources officer since September 2010. Ms. Shao has approximately 20 years of global experience in Fortune 500 companies and expertise in key human resources areas, including corporate and international recruitment, performance management and organization development. Prior to joining us, Ms. Shao worked at Colgate-Palmolive (New York) in various roles, including the position of global employee relations & engagement director, from 2002 to 2010. Prior to joining Colgate-Palmolive, Ms. Shao worked at Bristol-Myers Squibb from 2001 to 2002 and The Dun & Bradstreet Corporation from 1993 to 2001, serving roles relating to human resources, marketing and business development. Ms. Shao received a doctorate degree in social and organizational psychology from Rutgers University in 1995 and received an Executive Education in Marketing Management at the Graduate School of Business of Columbia University in New York in 2000.

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

Mr. Longxing Huang has served as our vice president and the president of distributed PV generation and application business unit since from October 2014. Prior to joining us, Mr. Huang has more than 28 years of management experience, which includes more than 10 years’ experience in the world’s top 500 enterprises and China photovoltaic industry. Mr. Huang served as the vice president of Shunfeng International Clean Energy Limited, formerly named Shunfeng Photovoltaic International Limited, a PV industry company listed on the Stock Exchange of Hong Kong Limited from July 2013 to October 2014, the general manager of Tongwei Solar from June 2011 to October 2012, and the vice president of Hanwha Solar from November 2004 to June 2011. Mr. Huang received his certificate of electrical engineering in 1989, and his bachelor of economics from University of International Business and Economics in 2003, and his EMBA from China Europe International Business School in 2012.

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

Mr. Benjamin Hill has been our president of Europe region since August 2012. Since early 2014, Mr. Hill’s responsibility also includes leading our operations in Africa and our solar power projects business in Latin America. During his time working with us, he has served as the head of global sales and marketing and as vice president of sales and marketing in Europe. Prior to joining us, he worked with BP Solar for over ten years, serving as a sales director of Europe, Africa and the Middle East from September 1998 to January 2003, a regional director of North Europe from January 2003 to November 2005, a European sales director from November 2005 to July 2007 and a general manager of performance unit for South Europe from July 2007 to April 2009. Earlier in his career he worked at Hiltec Solar Ltd., Nestec Ltd. and Sollatek Ltd. (UK) building their respective PV businesses from the ground up. Mr. Hill has 25 years of experience in the PV industry.

Mr. Jeff Dorety has served as our president of its Americas Region since October 2014. Prior to joining us, Mr. Dorety served as the vice president of sales for JA Solar USA, where he was responsible for customer relations, sales, business development and operations for PV modules and cells in North America, from November 2011 to October 2014, a global director of sales for BP Solar, in which he was responsible for worldwide module distribution from June 2009 to November 2011, director of sales for commercial projects with engineering, procurement and construction developer, groSolar. Mr. Dorety has eight years of experience in the PV industry. Before entering the PV business, Mr. Dorety held a number of senior leadership positions in companies engaged in the telecommunications equipment and mobile wireless industries, such as Lucent Technologies, T-Mobile and AT&T. Mr. Dorety received his bachelor’s degree in management from Clemson University in 1980.

B.                                    Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2014, the aggregate cash compensation that we paid to directors and executive officers was $4.6 million, including the compensation we paid to three of our former executive officers who left our company in January 2014, October 2014, and October 2014, respectively. The total amount set aside or accrued by us and our subsidiaries to provide pension, retirement or similar benefits for our directors and executive officers was $0.1 million in 2014.

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

Share Incentive Plan

In July 2006, our board of directors adopted a share incentive plan to link the personal interests of our board members, employees and consultants to those of our shareholders by providing them with an incentive to generate superior returns for our shareholders, as well as to provide us with the flexibility to motivate, attract and retain the services of these individuals upon whose judgment, interest and special effort the successful conduct of our operations is dependent. Our share incentive plan, as amended by our board of directors in February 2007, May 2008, August 2010 and August 2014, reserves 552,718,350 shares for issuance, among which 290,018,158 were granted as of March 25, 2015.

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

Share Options

As of March 25, 2015, our directors, officers, employees and consultants held an aggregate of 126,821,725 options in our Company. The following paragraphs describe the principal terms of our options.

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

The following table summarizes, as of March 25, 2015, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan.

Directors and Executive Officers	Ordinary Shares Underlying Outstanding Options	Exercise Price ($ per ADS)	Date of Grant	Final Expiration Date
Jifan Gao	*	22.89	May 19, 2010	May 19, 2015
		27.29	May 13, 2011	May 13, 2016
		3.94	November 15, 2012	May 15, 2017
		5.17	May 21, 2013	May 21, 2018
		11.49	May 16, 2014	May 16, 2019

Zhiguo Zhu	*	3.94	November 15, 2012	November 15, 2017
		5.17	May 21, 2013	May 21, 2018
		11.49	May 16, 2014	May 16, 2019

Liping Qiu	—	—	—	—
Jerome Corcoran	—	—	—	—
Qian Zhao	—	—	—	—
Yeung Kwok On	—	—	—	—
Henry Wai Kwan Chow	—	—	—	—
Sean Shao	—	—	—	—

Teresa Tan	*	11.49	May 16, 2014	May 16, 2019

Yang Shao	*	27.29	May 13, 2011	May 13, 2016
		3.94	November 15, 2012	May 15, 2017
		5.17	May 21, 2013	May 21, 2018
		11.49	May 16, 2014	May 16, 2019
Qi Lin	*	5.17	May 21, 2013	May 21, 2018
		11.49	May 16, 2014	May 16, 2019
Longxing Huang	—	—	—	—

Jiqing Gao	*	22.89	May 19, 2010	May 19, 2015
		27.29	May 13, 2011	May 15, 2016
		5.17	May 21, 2013	May 21, 2018
		11.49	May 16, 2014	May 16, 2019

Benjamin Hill	*	22.89	May 19, 2010	May 19, 2015
		27.29	May 13, 2011	May 13, 2016
		3.94	November 15, 2012	May 15, 2017
		5.17	May 21, 2013	May 21, 2018
		11.49	May 16, 2014	May 16, 2019
Jeff Dorety	—	—	—	—
Directors and executive officers as a group	47,091,545
Other individuals as a group	79,730,180		May 19, 2010 to May 16, 2014	May 19, 2015 to May 16, 2019

*                      Less than 1% of total outstanding ordinary shares.

Restricted Shares

As of March 25, 2015, our directors, officers, employees and consultants held an aggregate of 35,897,969 restricted shares in our company. The following paragraphs describe the principal terms of our restricted shares.

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

The following table summarizes, as of March 25, 2015, the outstanding restricted shares held by our directors and executive officers and other individuals as a group pursuant to the share incentive plan.

Directors and Executive Officers	Restricted Shares Held	Purchase Price ($ per share)	Date of Grant	End of Vesting Period
Jifan Gao	*	0.00001	April 11, 2008	April 11, 2013
			May 14, 2009	May 14, 2014
			May 19, 2010	May 19, 2015
			May 13, 2011	May 13, 2016
			November 15, 2012	May 15, 2017
			May 21, 2013	May 21, 2018
			May 16, 2014	May 16, 2019

Zhiguo Zhu	*	0.00001	February 14, 2011	February 14, 2016
			November 15, 2012	May 15, 2017
			May 21, 2013	May 21, 2018
			May 16, 2014	May 16, 2019

Liping Qiu	*	0.00001	July 4, 2012	July 4, 2014
			May 21, 2013	May 21, 2014
			May 16, 2014	May 16, 2015

Jerome Corcoran	*	0.00001	May 21, 2013	May 21, 2014
			May 16, 2014	May 16, 2015

Qian Zhao	*	0.00001	May 18, 2010	May 18, 2013
			May 21, 2013	May 21, 2014
			May 16, 2014	May 16, 2015

Yeung Kwok On	*	0.00001	August 6, 2010	August 6, 2013
			May 21, 2013	May 21, 2014
			May 16, 2014	May 16, 2015

Henry Wai Kwan Chow	*	0.00001	July 4, 2012	July 4, 2015
			May 21, 2013	May 21, 2014
			May 16, 2014	May 16, 2015

Sean Shao	—	—	—	—

Teresa Tan	*	0.00001	December 12, 2013	December 12, 2018
			May 16, 2014	May 16, 2019

Yang Shao	*	0.00001	September 15, 2010	September 15, 2015
			May 13, 2011	May 13, 2016
			November 15, 2012	May 15, 2017
			May 21, 2013	May 21, 2018
			May 16, 2014	May 16, 2019

Qi Lin	*	0.00001	July 2, 2012 May 21, 2013 May 16, 2014	July 2, 2017 May 21, 2018 May 16, 2019
Longxing Huang	*	0.00001	October 20, 2014	October 20, 2019
Jiqing Gao	*	0.00001	April 11, 2008 May 14, 2009 May 19, 2010 May 13, 2011 May 21, 2013 May 16, 2014	April 11, 2013 May 14, 2014 May 19, 2015 May 13, 2016 May 21, 2018 May 16, 2019
Benjamin Hill	*	0.00001	May 1, 2009 May 19, 2010 May 13, 2011 November 15, 2012	May 1, 2014 May 19, 2015 May 13, 2016 November 15, 2017
Jeff Dorety	—	—	—	—
Directors and executive officers as a group	15,108,849
Other individuals as a group	20,789,120	0.00001	April 11, 2008 to May 16, 2014	April 11, 2013 to May 16, 2019

*                      Less than 1% of total outstanding ordinary shares.

C.                                    Board Practices

Board of Directors

                Our board of directors consists of eight directors. Our directors are elected by the holders of our ordinary shares. At each annual general meeting, one-third of our directors (or, when their number is not a multiple of three, the number nearest but not greater than one-third) are subject to re-election. The directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and does not offer himself for re-election. Any other directors to retire will be those of the other directors who are longest in office since their last re-election or appointment, or by lot should they be of the same seniority. Our directors have the power to appoint a director to fill a vacancy on our board or as an addition to the existing board. Any director so appointed shall hold office only until the next annual general meeting and shall then be eligible for re-election. In August 2014, Mr. Liping Qiu, who has been an independent director of our company since May 2006, and Mr. Jifan Gao, who has been our chairman of the board since January 1998, were re-elected as directors by our shareholders during the annual general meeting. A director may be removed by ordinary resolution passed by our shareholders before the expiration of such director’s term. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or pledged as security for any obligation of our company or of any third party.

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee and a corporate governance and nominating committee. We have adopted a charter for each of the three committees.

Audit Committee

Our audit committee consists of Mr. Jerome Corcoran, Mr. Liping Qiu, Mr. Qian Zhao and Mr. Sean Shao.  Mr. Corcoran, Mr. Qiu and Mr. Zhao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Mr. Corcoran qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2014, our audit committee met four times.

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

In 2014, our compensation committee met two times.

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

In 2014, our corporate governance and nominating committee met one time.

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

D.                                    Employees

We had 11,670, 13,974 and 14,280 employees as of December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, we had 14,280 full-time employees, including 11,067 in manufacturing, 1,954 in research and development, 399 in sales and marketing and 860 in administration.

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

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 25, 2015 by:

•                                          each of our directors and executive officers; and

•                                          each person known to us to own beneficially more than 5% of our shares.

Ordinary Shares Beneficially Owned (1)(2)%
Directors and Executive Officers:
Jifan Gao(3)	270,391,817	5.9%
Zhiguo Zhu	*	*
Liping Qiu	*	*
Jerome Corcoran	*	*
Qian Zhao	*	*
Yeung Kwok On	*	*
Henry Wai Kwan Chow	*	*
Sean Shao	—	—
Teresa Tan	*	*
Yang Shao	*	*
Qi Lin	*	*
Longxing Huang	*	*
Jiqing Gao	*	*
Benjamin Hill	*	*
Jeff Dorety	—	—
All Directors and Executive Officers as a Group(4)	297,214,610	6.5%

Principal Shareholders:
Wonder World Limited(5)	242,587,083	5.3%
Platinum Investment Management Limited(6)	531,551,500	11.5%
Franklin Resources, Inc.(7)	696,835,000	15.1%
Oaktree Funds (8)	282,801,100	6.1%

*                 The person beneficially owns less than 1% of our outstanding ordinary shares.

(1)         Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)         The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 4,608,591,932 ordinary shares, being the number of shares outstanding as of March 25, 2015.

(3)         Includes (i) 6,212,739 ordinary shares held by Mr. Gao, (ii) 16,675,695 ordinary shares issuable upon the exercise of options exercisable within 60 days from March 25, 2015, (iii) 242,587,083 ordinary shares held by Wonder World Limited, a Cayman Islands company wholly owned by Rising Star Worldwide Limited, which is managed by Rising Star Trust, a British Virgin Islands trust, of which Managecorp Limited is acting as the trustee.  Mr. Gao is the sole director of Wonder World Limited and Rising Star Worldwide Limited, and the settlor of Rising Star Trust, (iv) 4,808,050 ordinary shares held by Ms. Chunyan Wu, Mr. Gao’s wife, and (v) 108,250 ordinary shares issuable upon the exercise of options held by Ms. Wu exercisable within 60 days from March 25, 2015. Mr. Gao’s business address is No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

(4)         The business address of directors and officers is No. 2, Tian He Road, Electronics Park, New District, Changzhou Jiangsu 213031, People’s Republic of China.

(5)         Wonder World Limited is a company incorporated in the Cayman Islands and wholly owned by Rising Star Worldwide Limited, which is managed by Rising Star Trust, a British Virgin Islands trust, of which Managecorp Limited is acting as the trustee.  Mr. Gao is the sole director of Wonder World Limited and Rising Star Worldwide Limited, and the settlor of Rising Star Trust. The principal business address of Wonder World Limited and Rising Star Worldwide Limited is No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

(6)         Represents 10,631,030 ADS beneficially held by Platinum Investment Management Limited, as reported on Schedule 13G filed by Platinum Investment Management Limited on February 13, 2015. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 25, 2015. The principal business address of Platinum Investment Management Limited is Level 8, 7 Macquarie Place, Sydney NSW 2000, Australia.

(7)         As reported on Schedule 13G/A filed jointly by Franklin Resources, Inc., or FRI, Charles B. Johnson, Rupert H. Johnson, Jr, Templeton Global Advisors Limited and Templeton Foreign Fund on February 17, 2015.  Such shares are beneficially owned by one or more open-or closed-end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries of FRI. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 25, 2015. Charles B. Johnson and Rupert H. Johnson, Jr. each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. Among these 696,835,000 ordinary shares, Templeton Global Advisors Limited may be deemed beneficially own 516,439,500 shares, Templeton Investment Counsel, LLC may be deemed to own 119,416,400 shares and Templeton Foreign Fund, a series of Templeton Funds, has an interest in 437,855,950 shares. The principal business address of FRI, Charles B. Johnson, and Rupert H. Johnson, Jr is One Franklin Parkway, San Mateo, CA94403-1906. The principal business address of Templeton Global Advisors Limited is Templeton Building, Lyford Cay, Nassau, Bahamas.

(8)         As reported on Schedule 13G filed on February 13, 2015 jointly by (i) Oaktree Emerging Markets Absolute Return Fund, L.P., or Return Fund, in its capacity as the direct owner of  350,400 ADSs, representing an underlying 17,520,000 ordinary shares; (ii) Oaktree Emerging Markets Equity Fund, L.P., or MEF, in its capacity as the direct owner of 1,600,000 ADSs, representing an underlying 80,000,000 ordinary shares; (iii) Oaktree Emerging Markets Equity Fund GP, L.P., or MEF GP, in its capacity as the general partner of MEF; (iv) Oaktree Emerging Markets Equity Fund GP Ltd., or MEF GP Ltd., in its capacity as the general partner of MEF GP; (v) Oaktree Fund GP I, L.P., or GP I, in its capacity as the general partner of Return Fund and the sole shareholder of MEF GP Ltd.; (vi) Oaktree Capital I, L.P., or Capital I, in its capacity as the general partner of GP I; (vii) OCM Holdings I, LLC, or Holdings I, in its capacity as the general partner of Capital I; (viii) Oaktree Holdings, LLC, or Holdings, in its capacity as the managing member of Holdings I; (ix) Oaktree Capital Management, L.P., or Management, in its capacity as the duly appointed investment manager of Return Fund, MEF and certain separate accounts, or the Separate Accounts, that are the direct owners of an aggregate of 3,705,622 ADSs, representing an underlying 185,281,100 ordinary shares, and as the sole director of MEF GP Ltd.; (x) Oaktree Holdings, Inc., or Holdings, Inc., in its capacity as the general partner of Management; (xi) Oaktree Capital Group, LLC, or OCG, in its capacity as the managing member of Holdings and the sole shareholder of Holdings, Inc.; (xii) Oaktree Capital Group Holdings GP, LLC, in its capacity as the duly elected manager of OCG. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 25, 2015. The principal business address of each of the joint filers is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

As of March 25, 2015, 4,608,591,932 of our ordinary shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, 4,254,837,950 ordinary shares, or approximately 92.3% of our issued and outstanding shares, represented by 85,096,759 ADSs, were held by The Bank of New York Mellon, the depositary of our ADS program and a shareholder of record in the United States.

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

Purchase and Sales Contracts

In 2012, 2013 and 2014, Trina China purchased wafers for a total price of $36.7 million, $14.5 million and $4.1 million, respectively, from Changzhou Youze S&T Co., Ltd., a company controlled by Mr. Weizhong Wu, the brother-in-law of Mr. Jifan Gao. In 2014, Trina China purchased wafers for a total price of $2.3 million from Changzhou Jiuling New Energy S&T Co., Ltd., an entity controlled by Mr. Weizhong Wu. The transactions were approved by the audit committee.

In 2012, 2013 and 2014, we sold ingots for a total price of $1.0 million, $3.8 million and nil, respectively, to Changzhou Youze S&T Co., Ltd. The transactions were approved by the audit committee.

In 2014, we sold modules for a total price of $17.1 million to Changzhou Jiuling New Energy S&T Co., Ltd.  The transactions were approved by the audit committee.

In 2013 and 2014, we incurred costs of $27.2 million and $22.0 million with respect to the wafer slicing process service provided by Changzhou Youze S&T Co., Ltd. In 2014, we entered into a long-term agreement with Changzhou Youze S&T Co., Ltd. for the wafer slicing process service from July 2014 to June 2016 and made a prepayment of $8.1 million. The prepayment balance was $6.1 million as of December 31, 2014. The transactions were approved by the audit committee.

In 2012, 2013 and 2014, Trina China purchased goods and equipment maintenance services for a total price of $1.5 million, $0.5 million and $0.4 million, respectively, from Changzhou Junhe Mechanical Co., Ltd., a company controlled by Mr. Weifeng Wu, the brother-in-law of Mr. Jifan Gao. The transactions were approved by the audit committee.

As of December 31, 2014, the amounts due from related parties were $13.4 million, representing receivables from Changzhou Jiuling New Energy S&T Co., Ltd. The receivables arose from Trina China’s sales of solar module to Changzhou Jiuling New Energy S&T Co., Ltd. in 2014.

As of December 31, 2014, advances to related parties were $6.1 million, including a noncurrent portion of $2.0 million, representing the prepayment to Changzhou Youze S&T Co., Ltd. for wafer slicing service to be delivered in the future.

Amounts due to related parties were $4.9 million, $15.4 million and $8.1 million as of December 31, 2012, 2013 and 2014, respectively, including amounts payable to Changzhou Youze S&T Co., Ltd., Changzhou Jiuling New Energy S&T Co., Ltd., and Changzhou Junhe Mechanical Co., Ltd. The payables arose from Trina China’s purchase of wafers, wafer slicing service, and equipment maintenance service from these entities.

We believe the prices paid for products or services provided by related parties were similar to the market purchase price paid to third party vendors, and the prices of the products sold to the related parties were similar to the market prices at which we sell to third party customers.

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

Legal and Administrative Proceedings

In 2011, solar panel manufacturing companies in the United States filed antidumping and countervailing duty petitions with the U.S. government, which resulted in the institution of antidumping and countervailing duty investigations relating to imports into the United States of CSPV cells, whether or not assembled into modules, from China. In December 2012, following completion of those investigations by the Commission and Commerce, antidumping and countervailing duty orders were imposed on imports into the United States covered by the investigation, including imports of our products originating from China. The orders require an effective net cash deposit rate on all imports of these covered products, which currently is set at 23.75% and may increase or decrease in the future.  The current rate will be in effect until the final determination in the first administrative review, which is expected around May 2015. The actual duty rates at which entries of covered merchandise will be finally assessed may differ from the deposit rates because they are subject to completion of ongoing administrative reviews of the antidumping and countervailing duty orders. The first administrative review process is still underway, and preliminary results were published on January 8, 2015 and final results are expected to be published in the second quarter of 2015. According to the preliminary results, the anti-dumping rate proposed for approximately 20 Chinese exporters, including us, was 1.82%, significantly lower than the average net cash deposit rate initially projected.  The proposed countervailing duty rate for us was 15.68%.  A second administrative review is also currently underway.  In February 2013, we, along with other parties, including the U.S. companies that petitioned for the investigations, filed appeals with the CIT challenging various aspects of Commerce’s findings.

Also, on December 31, 2013, SolarWorld, a U.S. producer of solar cells and panels, filed a separate petition with the U.S. government resulting in the institution of new antidumping and countervailing duty investigations against imports from China. The petitions accuse Chinese producers of certain CSPV cells and modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excludes from its scope certain products, including any products that are covered by the antidumping and countervailing duty orders imposed in 2012.  This trade action also accuses Taiwanese producers of certain CSPV cells and modules of dumping their products in the United States. These petitions seek to subject modules assembled in China using solar cells produce outside of China to antidumping and countervailing duties.  On December 17, 2014, Commerce issued final rulings that imports of certain CSPV cells and modules were dumped in the United States from China and Taiwan and that imports of certain CSPV cells and modules from China received subsidies.  On these imports we received an anti-dumping duty rate of 26.71% and a countervailing duty rate of 49.79%, which will be in effect until the final determination of the first administrative review.  On January 21, 2015, the Commission affirmed that imports of certain CSPV cells and modules from mainland China and Taiwan materially injure the domestic industry.  The actual duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates, because they will be subject to completion of administrative reviews of these antidumping and countervailing duty orders.  We expect the first administrative reviews to be completed by the first half of 2017.

On September 6, 2012 and November 8, 2012, the European Commission announced the initiation of antidumping and anti-subsidy investigations, respectively, concerning imports into the European Union of CSPV modules and key components (i.e., cells and wafers) originating in China. On December 5, 2013, the Council of the European Union announced its final decision imposing antidumping and anti-subsidy duties on imports of CSPV cells and modules originating in or consigned from China. An average duty of 47.7%, consisting of both antidumping and anti-subsidy duties, are applicable for a period of two years beginning on December 6, 2013 to imports from Chinese solar panel exporters who, like us, cooperated with the European Commission’s investigations. However, on the same day, the European Commission accepted a price undertaking by Chinese export producers in connection with the antidumping and anti-subsidy proceedings. As a result, imports from Chinese solar panel exporters that are made pursuant to the price undertaking are exempt from the final antidumping and anti-subsidy duties imposed by the European Union. We have agreed to comply with the minimum price and other conditions set forth in the undertaking so that our exported products will be exempt from the antidumping and anti-subsidy duties imposed by the European Commission. The European Commission monitors compliance on an ongoing basis, and there have been allegations of non-compliance to the price undertaking by certain Chinese export producers.  If the price undertaking is withdrawn because the European Commission determined that these Chinese export producers are not complying with the price undertaking, the above-described duties would be applied on our exports to the European markets.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The determination by U.S. and European Union authorities that our export sales are in violation of international fair trade rules could impede our access to important export markets and our overall competitiveness.”

On October 11, 2012, the trustee of Solyndra LLC, a manufacturer of solar panels based in California, filed a lawsuit against us, including our subsidiary Trina Solar (U.S.), Inc., and other Chinese manufacturers of photovoltaic solar panels in the U.S. District Court in California. The plaintiff has asserted antitrust and related state-law claims against the defendants in this lawsuit. The plaintiff’s complaint alleges that defendants have violated Section 1 of the Sherman Antitrust Act by conspiring among each other and with additional co-conspirators to fix prices of solar panels by dumping products in the United States and to destroy fair competition in the U.S. market. The plaintiff similarly alleges conspiracy to fix prices and predatory pricing under California’s Cartwright Act and Unfair Practices Act. In addition, the plaintiff has brought state-law claims of tortious interference with existing agreements and tortious interference with prospective economic advantage, alleging that the defendants interfered with Solyndra’s existing agreements with its customers by selling their products to Solyndra’s customers at below-cost prices. The defendants filed a motion to dismiss the complaint in its entirety on March 8, 2013. The motion to dismiss the Solyndra LLC trustee’s lawsuit was denied by the district court and discovery is proceeding in the case. The trustee’s amended complaint seeks a judgment against all defendants in an amount not less than $1.5 billion. At this stage, it is difficult to fully evaluate the claims and determine the likelihood of an unfavorable outcome or provide an estimate of the amount of any potential loss.

On October 4, 2013, the liquidating trustee for Energy Conversion Devices filed an antitrust and unfair trade practice lawsuit against Trina Solar and other China-based solar manufacturers in the U.S. District Court for the Eastern District of Michigan. The complaint is substantially similar to the complaint filed by Solyndra’s liquidating trustee against the same defendants a year earlier in the Northern District of California. The plaintiff’s complaint alleges that defendants have violated Section 1 of the Sherman Antitrust Act by conspiring among each other and with additional co-conspirators to fix prices of solar panels by dumping products in the United States and to destroy fair competition in the U.S. market. The plaintiff similarly alleges conspiracy to fix prices and predatory pricing under Michigan’s Antitrust Reform Act.  The defendants filed a motion to dismiss the complaint in its entirety on April 18, 2014.  The district court granted defendants’ motion to dismiss on October 31, 2014.  The plaintiff moved for reconsideration of the district court’s order and the court has not yet issued a decision on the motion for reconsideration.  At this early stage, it is difficult to fully evaluate the claims and determine the likelihood of an unfavorable outcome or provide an estimate of the amount of any potential loss.

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

Our board of directors has complete discretion on whether to distribute dividends subject to applicable Cayman Islands law. Under our articles of association, our shareholders in general meeting may declare dividends, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.                                                         THE OFFER AND LISTING

A.                                    Offering and Listing Details.

Our ADSs are listed on the New York Stock Exchange under the symbol “TSL.” From December 19, 2006 to January 19, 2010, each of ADSs represented 100 ordinary shares. Effective on January 19, 2010, we reduced this ratio to 50 ordinary shares to one ADS. All ADS trading prices on the New York Stock Exchange set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS to ordinary shares ratio of 50 ordinary shares to one ADS. For the period from December 19, 2006 to April 20, 2015, the trading price of our ADSs on the New York Stock Exchange has ranged from $2.04 to $35.43 per ADS. At the close of trading on April 20, 2015, the trading price of our ADSs was $12.2.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods specified.

	Sales Price
	High	Low
Annual High and Low
2010	31.89	14.85
2011	31.08	5.28
2012	12.19	2.04
2013	17.84	3.31
2014	18.77	7.52

Quarterly High and Low
First Quarter 2013	5.91	3.31
Second Quarter 2013	8.47	3.44
Third Quarter 2013	15.83	5.93
Fourth Quarter 2013	17.84	11.47
First Quarter 2014	18.77	12.65
Second Quarter 2014	14.85	10.16
Third Quarter 2014	15.15	10.15
Fourth Quarter 2014	11.98	7.52
First Quarter 2015	12.79	8.13

Monthly High and Low
October 2014	11.98	8.67
November 2014	11.19	9.04
December 2014	10.23	7.52
January 2015	9.68	8.13
February 2015	10.96	9.09
March 2015	12.79	10.36
April 2015 (through April 20, 2015)	12.70	11.70

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

E.                                     Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands or produced before a Cayman Islands court. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor in Cabinet:

(a)                                 that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to the Company or its operations; and

(b)                                 in addition, that no tax is levied on profits, income, gains or appreciations or no tax which is in the nature of estate duty or inheritance tax shall be payable by the Company:

(i)                                     on or in respect of the shares, debentures or other obligations of the Company; or

(ii)                                  by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concession Law (1999 Revision).

The undertaking is for a period of 20 years from 14 November, 2006.

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

Under the EIT Law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the EIT at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. The SAT issued SAT Circular 82 on April 22, 2009. SAT Circular 82 provides certain criteria for determining whether the “de facto management body” of an offshore-incorporated enterprise controlled by PRC enterprises is located in China. On July 27, 2011, the SAT issued the Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of SAT Circular 82. Bulletin 45 further prescribes the rules concerning the recognition, administration and taxation of an enterprise incorporated offshore and “controlled by a PRC enterprise or PRC enterprise group.” Bulletin 45 provides two ways for determining whether a foreign enterprise “controlled by a PRC enterprise or a PRC enterprise group” should be treated as a resident enterprise. First, the offshore enterprise may decide on its own whether its de facto management body is located in China based on the criteria set forth in Circular 82, and, if it makes such determination, it must apply to the competent tax bureau to be treated as a resident enterprise. Second, the tax authority may, after investigating, determine that the offshore enterprise is a resident enterprise. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC or foreign individuals or foreign enterprises, the criteria set forth therein may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC or foreign enterprises or individuals. Considering that most of our management is currently located in the PRC, we may be considered a resident enterprise and may therefore be subject to the EIT at 25% on our global income other than dividends from our PRC subsidiaries, which could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Notwithstanding the foregoing provision, the EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Trina is classified as a resident enterprise, the dividends received from its PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company like Trina, having ownership interest in a PRC enterprise.

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

Under the relevant PRC tax laws, the price for equity interests transfer shall reflect the fair market value based on arm’s length principle. The PRC tax authorities have the discretion to determine that the pricing of equity interests transfer does not adhere to the principle of fair market value, where the negative tax implications including upward adjustment of income tax based on reassessed transfer price might be imposed by the tax authorities.

In addition, pursuant to SAT Circular 698 issued by the SAT on December 10, 2009 with retroactive effect from January 1, 2008, SAT Circular 24 and SAT Circular 7, where a non-resident enterprise indirectly transfers so-called PRC Taxable Properties, referring to properties of an establishment or a place of business in China, real estate properties in China and equity investments in a PRC tax resident enterprise, by disposition of the equity interests in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC EIT, the transfer will be re-characterized as a direct transfer of the PRC Taxable Properties and gains derived from the transfer may be subject to a PRC withholding tax of up to 10%. SAT Circular 7 has listed several factors to be taken into consideration by the tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC Taxable Properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Properties is lower than the potential Chinese tax on the direct transfer of those assets. Nevertheless, the indirect transfers falling into the scope of the safe harbor under SAT Circular 7 may not be subject to PRC tax. The safe harbor includes qualified group restructurings, public market trades and exemptions under tax treaties.

Under SAT Circular 7 and other PRC tax regulations, in case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor must act as withholding agents and are required to withhold the PRC tax from the transfer price. If they fail to do so, the seller is required to report and pay the PRC tax to the PRC tax authorities. If neither party complies with the tax payment or withholding obligations under SAT Circular 7, the tax authority may impose penalties such as late payment interest on the seller. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of 50% to 300% of the unpaid tax on them. The penalty imposed on the purchasers may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

F.                                      Dividends and Paying Agents

Not applicable.

G.                                    Statement by Experts

Not applicable.

H.                                   Documents on Display

We previously filed with the SEC our registration statements on Form F-1 (file Numbers. 333-139144 and 333-142970), as amended, and registration statements on Form F-3 (file Number 333-196517).

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Item 11.                                                  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.6% in 2012, 2.6% in 2013 and 2.0% in 2014. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

Foreign Exchange Risk

Transaction Risk

Most of our sales are currently denominated in Renminbi, U.S. dollars, Japanese Yen and Euros, while a substantial portion of our costs and expenses is denominated in Renminbi, with the remainder in U.S. dollars. Therefore, fluctuations in currency exchange rates could have an adverse impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly among Renminbi, U.S. dollars and Euros, affect our gross and net profit margins and could result in foreign exchange and operating losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between the signing of sales contracts and the settling of these contracts. As of December 31, 2012, we held $390.2 million in accounts receivable, most of which were denominated in U.S. dollars and Euros. As of December 31, 2013, we held $435.1 million in accounts receivable, most of which were denominated in U.S. dollars and Renminbi. As of December 31, 2014, we held $608.1 million in accounts receivable, most of which were denominated in Renminbi and U.S. dollars.

Had we converted all of our accounts receivable into Renminbi at an exchange rate of RMB6.2046 for $1.00, the exchange rate as of December 31, 2014, our accounts receivable would have been RMB2,421.0 million, RMB2,699.6 million and RMB3,773.0 million as of December 31, 2012, 2013 and 2014, respectively. Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB5.6405 to $1.00, we would record a loss in the fair value of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB2,200.9 million, RMB2,454.2 million and RMB3,430.0 million in accounts receivable as of December 31, 2012, 2013 and 2014, respectively. These amounts would therefore reflect a theoretical loss of RMB220.1 million, RMB245.4 million and RMB343.0 million for our accounts receivable as of December 31, 2012, 2013 and 2014, respectively. This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.

In addition, Renminbi is not a freely convertible currency. The SAFE controls the conversion of Renminbi to foreign currencies. The value of the Renminbi is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. Our cash and cash equivalents and restricted cash denominated in Renminbi amounted to $145.0 million, $154.1 million and $179.3 million as of December 31, 2012, 2013 and 2014, respectively.

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

Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. We recorded these exchange gains and losses in the statements of operations. In 2012, 2013 and 2014, we had a foreign exchange gain of $0.9 million, a foreign exchange loss of $13.6 million and a foreign exchange loss of $21.9 million, respectively.  The foreign exchange loss in 2014 was primarily resulted from the depreciation of the Euro and JPY against U.S. dollar.

Risk Management

Our primary objective for holding derivative financial instruments is to manage currency risk. We record derivative instruments as assets or liabilities, measured at fair value.

Starting from October 2008, we have entered into a series of foreign currency forward contracts with commercial banks, to hedge our exposure to foreign currency exchange risk. As of December 31, 2014, we had foreign currency forward contracts with a total contract value of approximately $220.0 million. We do not use foreign currency forward contracts to hedge all of our foreign currency denominated commitments. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. As of December 31, 2014, we recorded a gain in fair value of forward foreign currency exchange contracts of $3.4 million, which was included in the line item “Derivatives gain” in the consolidated statements of operations. The Company estimates fair value of forward foreign currency exchange contract at the price that would be received from the sale of the contracts or paid to settle the contracts on the measurement date in an orderly transaction between market participants. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Assuming a 1.0% appreciation of the Euro against the U.S. dollar to the exchange rate as of December 31, 2014, the mark-to-market loss of our outstanding foreign exchange forward contracts (Euros/U.S. dollars) would have increased by approximately $0.1 million as of December 31, 2014. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar to the exchange rate as of December 31, 2014, the mark-to-market gain of our outstanding foreign exchange forward contracts (Renminbi/U.S. dollars) would have increased by approximately $1.9 million as of December 31, 2014.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates. If market interest rates for short-term demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average interest rate for our bank borrowings would result in an increase of approximately $3.2 million in interest expense in 2014. We may use derivative financial instruments, such as interest rate swaps, to mitigate potential risks of interest expense increases due to changes in market interest rates.

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

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2014, we did not receive any reimbursements relating to the ADS facility from the depositary. The depositary waived $130,286  of our fees relating to our ADR program in 2014.

PART II

Item 13.                                                  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.                                                  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

In June 2014, we completed a follow-on offering of our ADSs, in which we issued and sold an aggregate of 506,000,000 ordinary shares represented by 10,120,000 ADSs at $11.00 per ADS. The ordinary shares underlying the ADSs offered and sold were registered pursuant to our automatic shelf registration statement on Form F-3 (file number: 333-196517) filed with the SEC on June 4, 2014. Deutsche Bank Securities Inc., Barclays Capital Inc., J.P. Morgan Securities LLC. and Goldman Sachs (Asia) L.L.C. acted as bookrunners of the offering. The aggregate price of the offering amount registered and sold was approximately $111.3 million, of which we received net proceeds of approximately $106.2 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by our company. The net proceeds from this follow-on public offering were allocated as follows:

•                                          approximately $52.3 million for paying the aggregate premium of the call options, which are to facilitate the privately negotiated derivative transactions with respect to our ADSs between the option counterparties (or their affiliates) and investors in our concurrent convertible notes offering by which those investors will be able to hedge their investment in the convertible notes; and

•                                          the remaining amount for development of solar power projects and their general financing requirements.

In October 2014, we completed a follow-on offering of our ADSs, in which we issued and sold an aggregate of 516,689,250 ordinary shares represented by 10,333,785 ADSs, 2,504,000 ADSs of which were offered and sold by us at $11.75 per ADS and 7,829,785 ADSs of which we loaned to affiliates of the underwriters of our concurrent offering of convertible senior notes. The ordinary shares underlying the ADSs offered and sold were registered pursuant to our automatic shelf registration statement on Form F-3 (file number: 333-196517) filed with the SEC on June 4, 2014. Deutsche Bank Securities Inc., Barclays Capital Inc., Credit Suisse Securities (USA) LLC, and Roth Capital Partners, LLC acted as bookrunners of the offering. The aggregate price of the offering amount registered and sold was approximately $29.4 million, of which we received net proceeds of approximately $26.2 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by our company. The net proceeds from this follow-on public offering were used for development of solar power projects and their general financing requirements.

As of December 31, 2014, our cash resources amounted to $392.9 million, comprising of cash on hand and demand deposits.

Item 15.                                                  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2014, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014 using criteria established in “Internal Control—Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2014 based on the criteria established in “Internal Control—Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2014 has been audited by KPMG, an independent registered public accounting firm. The attestation report issued by KPMG can be found on page F-3 of this annual report.

Changes in Internal Controls

Management has evaluated, with the participation of our chief executive officer and chief financial officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, management has concluded that no such changes occurred during the period covered by this annual report on Form 20-F.

Item 16A.                                         AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Jerome Corcoran qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. All the members of our audit committee, namely, Mr. Jerome Corcoran, Mr. Liping Qiu, Mr. Qian Zhao and Mr. Sean Shao, satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG in 2013 and 2014 for the periods indicated.

	2013	2014
Audit fees(1)	$1,079,528	$1,702,884
Audit-related fees(2)	$353,036	$392,221
Tax fees(3)	$121,373	$—
All other fees(4)	$278,010	$138,584

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

Item 16H.                                        Mine Safety Disclosure

Not applicable.

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

4.2

Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.3

Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.4

Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2008 (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.5

Supplemental Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 19, 2008 (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2009)

4.6

Supplemental Polysilicon Supply Agreement II between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 24, 2009 (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.7†

Supplementary Agreement No. 4 to Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2010 (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.8†

Supplementary Agreement No. 10 to Polysilicon Supply Agreement between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. dated January 11, 2011 (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.9†

Supplementary Agreement No. 15 to Polysilicon Supply Agreement between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. dated March 22, 2012 (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.10†

Supplementary Agreement No. 17 to Polysilicon Supply Agreement between Trina China, Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated October 26, 2012 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2013)

4.11†

Supplementary Agreement No. 19 to Polysilicon Supply Agreement between Trina China, Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated March 8, 2013 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2013)

4.12†

Supplementary Agreement No. 20 to Polysilicon Supply Agreement between Trina China and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. dated March 8, 2013 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2013)

4.13†

Supplementary Agreement (21) to Polysilicon Supply Contract between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated January 28, 2014 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2014)

4.14†

Supplementary Agreement (22) to Polysilicon Supply Contract between Trina China and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. dated January 27, 2014 (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2014)

4.15*††	Supplementary Agreement (24) to Polysilicon Supply Contract between Trina China and GCL-Poly (Suzhou) New Energy Co., Ltd. and other parties named therein dated February 12, 2015

4.16*	Supplementary Agreement (25) to Polysilicon Supply Contract between Trina China and GCL-Poly (Suzhou) New Energy Co., Ltd. dated March 16, 2015

4.17

Form of ADS Lending Agreement, dated as of September 30, 2014, among the borrowers and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on October 1, 2014).

4.18*	Indenture dated as of June 11, 2014 between the Registrant and Wilmington Trust, National Association, as Trustee

4.19*	Indenture dated as of October 6, 2014 between the Registrant and Wilmington Trust, National Association, as Trustee

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG

101*

Financial information from registrant for the year ended December 31, 2014 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2013 and 2014; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2012, 2013 and 2014; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012, 2013 and 2014; (iv) Consolidated Statements of Changes in Equity for the Years Ended December 31, 2012, 2013 and 2014; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2013 and 2014; (vi) Notes to the Consolidated Financial Statements; and (vii) Additional Information—Financial Statement Schedule I

*                      Filed with this annual report on Form 20-F

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

Date: April 24, 2015

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

4.2

Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.3

Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.4

Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2008 (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.5

Supplemental Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 19, 2008 (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2009)

4.6

Supplemental Polysilicon Supply Agreement II between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 24, 2009 (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.7†

Supplementary Agreement No. 4 to Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2010 (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.8†

Supplementary Agreement No. 10 to Polysilicon Supply Agreement between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. dated January 11, 2011 (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.9†

Supplementary Agreement No. 15 to Polysilicon Supply Agreement between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. dated March 22, 2012 (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.10†

Supplementary Agreement No. 17 to Polysilicon Supply Agreement between Trina China, Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated October 26, 2012 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2013)

4.11†

Supplementary Agreement No. 19 to Polysilicon Supply Agreement between Trina China, Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated March 8, 2013 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2013)

4.12†

Supplementary Agreement No. 20 to Polysilicon Supply Agreement between Trina China and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. dated March 8, 2013 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2013)

4.13†

Supplementary Agreement (21) to Polysilicon Supply Contract between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated January 28, 2014 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2014)

4.14†

Supplementary Agreement (22) to Polysilicon Supply Contract between Trina China and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. dated January 27, 2014 (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2014)

4.15*††	Supplementary Agreement (24) to Polysilicon Supply Contract between Trina China and GCL-Poly (Suzhou) New Energy Co., Ltd. and other parties named therein dated February 12, 2015

4.16*	Supplementary Agreement (25) to Polysilicon Supply Contract between Trina China and GCL-Poly (Suzhou) New Energy Co., Ltd. dated March 16, 2015

4.17

Form of ADS Lending Agreement, dated as of September 30, 2014, among the borrowers and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on October 1, 2014).

4.18*	Indenture dated as of June 11, 2014 between the Registrant and Wilmington Trust, National Association, as Trustee

4.19*	Indenture dated as of October 6, 2014 between the Registrant and Wilmington Trust, National Association, as Trustee

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG

101*

Financial information from registrant for the year ended December 31, 2014 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2013 and 2014; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2012, 2013 and 2014; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012, 2013 and 2014; (iv) Consolidated Statements of Changes in Equity for the Years Ended December 31, 2012, 2013 and 2014; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2013 and 2014; (vi) Notes to the Consolidated Financial Statements; and (vii) Additional Information—Financial Statement Schedule I

*                      Filed with this annual report on Form 20-F

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

TRINA SOLAR LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Trina Solar Limited:

We have audited the accompanying consolidated balance sheets of Trina Solar Limited and subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trina Solar Limited and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Trina Solar Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 24, 2015, expressed an unqualified opinion on the effectiveness of Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

April 24, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Trina Solar Limited:

We have audited Trina Solar Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Trina Solar Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Trina Solar Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Trina Solar Limited and subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated April 24, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

April 24, 2015

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars, except share data)

	As of December 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	486,685,563	392,891,984
Restricted cash	74,719,964	146,929,333
Inventories	244,532,463	350,851,594
Build-to-sell project assets	73,304,654	60,104,751
Accounts receivable, net of allowance for doubtful accounts of $97,057,810 and $69,905,290 as of December 31, 2013 and 2014, respectively	435,091,920	608,149,348
Current portion of advances to suppliers, net	68,252,726	46,131,229
Amounts due from and advances to related parties	—	17,492,566
Deferred income tax assets, net	24,202,561	25,701,241
Prepaid expenses and other current assets	114,910,682	125,094,116

Total current assets	1,521,700,533	1,773,346,162

Advances to suppliers, net of current portion	41,907,726	18,756,956
Advances to related parties, net of current portion	—	1,993,790
Property, plant and equipment, net (including build-to-own project assets of $48,148,639 and $385,477,374 as of December 31, 2013 and 2014, respectively)	889,752,609	1,253,542,691
Prepaid land use rights, net	43,286,631	48,075,950
Build-to-sell project assets	6,096,771	—
Deferred income tax assets, net	50,901,271	30,977,697
Investment in equity affiliates	11,769,730	25,568,061
Other noncurrent assets	1,813,889	47,304,503
TOTAL ASSETS	2,567,229,160	3,199,565,810

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term borrowings	935,589,882	820,251,946
Accounts payable	461,147,655	742,007,176
Amount due to related parties	15,385,935	8,088,550
Income taxes payable	3,268,269	9,397,449
Accrued expenses and other current liabilities	125,151,406	170,057,665
Total current liabilities	1,540,543,147	1,749,802,786

Long-term borrowings, excluding current portion	100,502,222	22,433,705
Convertible senior notes	—	287,500,000
Accrued warranty costs	81,743,081	103,197,330
Other noncurrent liabilities	21,961,941	35,553,369
Total liabilities	1,744,750,391	2,198,487,190

Equity:
Ordinary shares ($0.00001 par value; 73,000,000,000 shares authorized, 3,605,057,489 and 4,261,339,014 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	36,050	42,613
Additional paid-in capital	663,387,912	752,384,179
Retained earnings	143,369,211	202,706,896
Accumulated other comprehensive income	15,402,931	17,710,281
Total Trina Solar Limited shareholders’ equity	822,196,104	972,843,969
Non-controlling interests	282,665	28,234,651
Total equity	822,478,769	1,001,078,620
Commitments and contingencies (Note 18)
TOTAL LIABILITIES AND EQUITY	2,567,229,160	3,199,565,810

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in U.S. dollars, except share data)

	Year ended December 31,
	2012	2013	2014
Net sales	1,296,654,938	1,774,970,623	2,286,119,379
Cost of sales	1,239,411,615	1,556,776,721	1,900,547,673
Gross profit	57,243,323	218,193,902	385,571,706
Selling expenses	118,885,352	132,824,382	135,060,972
General and administrative expenses	176,719,139	103,523,355	108,150,293
Research and development expenses	26,510,457	19,926,288	22,258,108
(Loss) income from operations	(264,871,625)	(38,080,123)	120,102,333
Other income (expenses):
Interest income	8,551,539	3,958,465	2,793,449
Interest expense	(51,886,930)	(48,444,855)	(34,886,391)
Foreign exchange gain (loss)	907,500	(13,575,849)	(21,934,113)
Derivatives gain	8,541,721	2,180,418	3,422,052
Other income, net	6,797,196	8,695,713	7,250,393
(Loss) income before income taxes	(291,960,599)	(85,266,231)	76,747,723
Income tax benefit (expense)	25,405,072	13,030,391	(15,488,073)
Net (loss) income	(266,555,527)	(72,235,840)	61,259,650
Net loss (income) attributable to the non-controlling interests	135	209,905	(1,921,965)
Net (loss) income attributable to Trina Solar Limited shareholders	(266,555,392)	(72,025,935)	59,337,685

(Loss) earnings per ordinary share
Loss per ordinary share
Basic	(0.08)	(0.02)	0.02
Diluted	(0.08)	(0.02)	0.01
Weighted average ordinary shares outstanding
Basic	3,534,829,694	3,553,552,756	3,881,503,977
Diluted	3,534,829,694	3,553,552,756	4,274,694,832

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in U.S. dollars)

	Year ended December 31,
	2012	2013	2014

Net (loss) income	(266,555,527)	(72,235,840)	61,259,650
Other comprehensive (loss) income:
Foreign currency translation adjustments, net of nil tax	(2,984,550)	6,197,195	2,376,925
Comprehensive (loss) income	(269,540,077)	(66,038,645)	63,636,575
Less: comprehensive (loss) income attributable to non-controlling interests	(135)	(209,319)	1,991,540
Comprehensive (loss) income attributable to Trina Solar Limited	(269,539,942)	(65,829,326)	61,645,035

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in U.S. dollars, except share data)

	Ordinary shares		Additional paid-in	Retained	Accumulated other comprehensive	Equity attributable to Trina Solar Limited	Noncontrolling	Total shareholders’
	Shares	Amount	capital	earnings	income (loss)	Shareholders	Interest	equity
Balance at January 1, 2012	3,982,271,362	39,823	650,944,164	481,950,538	12,190,872	1,145,125,397	199,852	1,145,325,249
Share-based compensation	—	—	5,999,427	—	—	5,999,427	—	5,999,427
Vesting of restricted shares to employees	11,035,457	110	—	—	—	110	—	110
Net loss	—	—	—	(266,555,392)	—	(266,555,392)	(135)	(266,555,527)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	(2,984,550)	(2,984,550)	—	(2,984,550)
Balance at December 31, 2012	3,993,306,819	39,933	656,943,591	215,395,146	9,206,322	881,584,992	199,717	881,784,709
Share-based compensation	—	—	5,667,846	—	—	5,667,846	—	5,667,846
Vesting of restricted shares to employees	10,749,320	107	—	—	—	107	—	107
Issuance of ordinary shares pursuant to share option plan	8,320,750	83	922,473	—	—	922,556	—	922,556
Return of ordinary shares under share lending facility	(407,319,400)	(4,073)	4,073	—	—	—	—	—
Net loss	—	—	—	(72,025,935)	—	(72,025,935)	(209,905)	(72,235,840)
Capital contribution from non-controlling interests	—	—	—	—	—	—	342,196	342,196
Acquisition of non-controlling interest	—	—	(150,071)	—	—	(150,071)	(49,929)	(200,000)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	6,196,609	6,196,609	586	6,197,195
Balance at December 31, 2013	3,605,057,489	36,050	663,387,912	143,369,211	15,402,931	822,196,104	282,665	822,478,769
Share-based compensation	—	—	4,399,729	—	—	4,399,729	—	4,399,729
Vesting of restricted shares to employees	10,533,125	105	—	—	—	105	—	105
Issuance of ordinary shares pursuant to share option plan	14,548,400	146	1,408,038	—	—	1,408,184	—	1,408,184
Issuance of ordinary shares, net of issuance cost	631,200,000	6,312	132,407,498	—	—	132,413,810	—	132,413,810
Call options in connection with issuance of convertible senior notes	—	—	(52,311,578)	—	—	(52,311,578)	—	(52,311,578)
Share lending arrangement in connection with issuance of convertible senior notes	—	—	3,092,580	—	—	3,092,580	—	3,092,580
Net Income	—	—	—	59,337,685	—	59,337,685	1,921,965	61,259,650
Capital contribution from non-controlling interests	—	—	—	—	—	—	8,144,078	8,144,078
Acquisition of subsidiaries	—	—	—	—	—	—	17,816,368	17,816,368
Foreign currency translation adjustments, net of nil tax	—	—	—	—	2,307,350	2,307,350	69,575	2,376,925
Balance at December 31, 2014	4,261,339,014	42,613	752,384,179	202,706,896	17,710,281	972,843,969	28,234,651	1,001,078,620

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars)

	Year ended December 31,
	2012	2013	2014

Operating activities:

Net (loss) income	(266,555,527)	(72,235,840)	61,259,650

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:

Depreciation and amortization	111,108,445	116,788,045	108,261,965
Equity in loss of associates	—	746,434	198,148
Loss (gain) on change in fair value of derivatives	182,335	1,580,824	(1,486,118)
Provision for impairment loss of build-to-sell project assets	—	10,660,148	3,379,824
Loss on disposal of property, plant and equipment	(308,739)	(13,416)	(96,308)
Allowance made (reversed) for accounts receivable, net of recoveries	61,387,013	257,932	(7,380,299)
Provision made (reversed) for losses of advances to suppliers	2,750,340	—	(1,058,191)
Inventory write-down	39,555,386	40,588,365	37,764,638
Deferred income tax benefit	(24,258,916)	(17,638,880)	18,583,646
Share-based compensation	5,999,427	5,667,846	4,399,729
Amortization of convertible senior notes issuance costs	—	—	1,131,147
Gain on repurchase of convertible senior notes	(5,091,424)	(282,625)	—
Gain on disposal of subsidiary	—	—	(326,895)
Others	—	—	(814,592)

Changes in operating assets and liabilities:
Accounts receivable	14,992,761	(45,192,542)	(165,677,129)
Amounts due from and advances to related parties	—	—	(19,486,356)
Inventories	(64,494,897)	93,621,779	(105,275,426)
Build-to-sell project assets	(29,239,605)	(68,995,784)	(7,646,847)
Advances to suppliers	(7,737,684)	(25,560,531)	5,990,951
Prepaid expenses and other current assets	12,914,006	(49,668,929)	(3,050,563)
Other noncurrent assets	(1,669,354)	(144,536)	(8,581,807)
Accounts payable	15,223,823	32,615,213	207,280,860
Amount due to related parties	(1,886,856)	10,524,438	(7,297,385)
Income taxes payable	(3,565,482)	2,331,466	6,129,180
Accrued expenses and other current liabilities	(44,652,036)	(1,238,302)	37,106,827
Accrued warranty costs	6,969,833	15,963,062	21,454,249
Other noncurrent liabilities	178,265	(3,842,967)	(803,309)
Net cash (used in) provided by operating activities	(178,198,886)	46,531,200	183,959,589

Investing activities:
Purchases of property, plant and equipment	(141,108,975)	(69,990,898)	(404,655,016)
Prepaid land use rights	—	(2,149,101)	—
Proceeds from sale of property, plant and equipment	3,896,148	52,858	258,830
Subsidies received from government for purchases of property, plant and equipment	4,837,756	2,817,719	2,508,743
Investments in affiliates	(6,893,519)	(3,135,773)	(13,996,479)
Cash received from disposal of a subsidiary	—	—	307,496
(Increase) decrease in restricted cash	(31,317,730)	36,200,065	(72,209,369)
Net cash used in investing activities	(170,586,320)	(36,205,130)	(487,785,795)

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS— (continued)

(Amounts in U.S. dollars)

	Year ended December 31,
	2012	2013	2014

Financing activities:
Proceeds from issuance of ordinary shares pursuant to share option plan	—	922,556	1,408,184
Proceeds from issuance of ordinary shares, net of issuance costs	—	—	132,413,810
Payment for call options in connection with convertible senior notes issuance	—	—	(52,311,578)
Proceeds from issuance of convertible senior notes	—	—	287,500,000
Debt issuance costs	—	—	(8,704,466)
Payment for repurchase of convertible senior notes	(39,082,576)	(26,292,375)	—
Redemption of convertible senior notes	—	(57,007,000)	—
Proceeds from short-term bank borrowings	1,044,195,782	987,890,556	1,097,924,839
Repayment of short-term bank borrowings	(635,681,819)	(1,086,230,806)	(973,471,443)
Proceeds from long-term bank borrowings	82,107,781	13,941,512	44,616,290
Repayment of long-term bank borrowings	(109,273,393)	(170,480,333)	(329,863,899)
Payment for acquisition of non-controlling interest	—	(200,000)	—
Contribution from non-controlling interests	—	342,196	8,144,078
Net cash provided by (used in) financing activities	342,265,775	(337,113,694)	207,655,815

Effect of exchange rate changes	(2,984,550)	6,197,195	2,376,812

Net change in cash and cash equivalents	(9,503,981)	(320,590,429)	(93,793,579)

Cash and cash equivalents at the beginning of the year	816,779,973	807,275,992	486,685,563
Cash and cash equivalents at the end of the year	807,275,992	486,685,563	392,891,984

Supplemental disclosure of cash flow information:

Interest paid, net of amounts capitalized	48,716,224	50,023,964	34,908,088
Income taxes paid	3,024,638	4,075,481	432,030

Supplemental schedule of non-cash investing activities:

Purchases of property, plant and equipment included in accounts payable	45,663,411	50,210,688	121,819,713

Supplemental schedule of non-cash financing activities:

Long-term borrowing assumed by the buyer upon sale of project assets	—	—	(32,612,240)
Debt issuance cost of the share lending arrangement	—	—	3,092,580

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in U.S. dollars, except share data)

1.                   PRINCIPAL ACTIVITIES AND ORGANIZATION

Trina Solar Limited (“Trina”) was incorporated under the laws of the Cayman Islands on March 14, 2006. Trina Solar Limited and its subsidiaries (collectively the “Company”) are principally engaged in the manufacturing and selling of solar modules and also in the developing, operating, and selling of solar energy projects in the People’s Republic of China (the “PRC”) and overseas markets including Europe, the United States and other Asia Pacific regions.

2.                   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)  Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”).

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

The Company has carried out a review of its cash flow forecast for the twelve months ending December 31, 2015. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Company’s working capital and capital expenditures requirements, and to meet its short term debt obligations and other liabilities and commitments as they become due. In preparing the cash flow forecast, management has considered historical cash requirements of the Company, as well as other key factors, including its ability to renew its short-term bank borrowings during 2015. Historically, the Company has renewed or rolled over substantially all its short-term bank loans upon the maturity date of the loans. From January 1, 2015 to March 31, 2015, the Company renewed substantially all short-term bank borrowings that matured during this period. Management believes the assumptions used in the cash forecast are reasonable.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.                   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(b)  Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its majority owned subsidiaries, and a variable interest entity (“VIE”) for which the Company is the primary beneficiary. The carrying amounts of assets and liabilities and the size of the VIE are insignificant.  The VIE is engaged in developing and operating solar energy projects.  All significant inter-company transactions and balances have been eliminated upon consolidation. For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is shown as non-controlling interests. The Company accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting.

(c)  Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance made for doubtful accounts receivable, provision for losses on advances to suppliers, inventory write-downs, the estimated useful lives of long-lived assets, the impairment of long-lived assets and project assets, fair value of foreign currency derivatives, accrued loss on firm purchase commitment, the accrual for uncertain tax positions and valuation allowance of deferred income tax assets, accrued warranty expenses, the grant-date fair value of share-based compensation awards and related forfeiture rates, and fair value of financial instruments and loaned shares under the share lending arrangement . Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(d)  Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.                   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(e)  Restricted cash

Restricted cash is primarily comprised of bank deposits held as collateral for letters of credit, commercial paper, bank drafts, bank borrowings, and amounts held by counterparties under forward contracts. These deposits carry fixed interest rates and will be released when the bank borrowings are repaid or the related letters of credit, commercial paper, bank drafts and forward contracts are settled by the Company. The Company considers the restricted cash balances as equivalent to an investment whose return of principal requires the satisfaction of conditions (i.e., repayment of bank borrowings or settlement of letters of credit, commercial paper, bank drafts, and forward contracts). Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment and, accordingly, the Company has presented such deposits and withdrawals as investing activities in the consolidated statements of cash flows.

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.                   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(g)  Investment in equity affiliates

Affiliated companies are entities over which the Company has significant influence, but which it does not control. The Company generally considers an ownership interest of 20% or higher to represent significant influence. Investments in equity affiliates are accounted for by the equity method of accounting. Under this method, the Company’s share of the profits or losses of affiliated companies is recognized in other income and its shares of movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Company and its affiliated companies are eliminated to the extent of the Company’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Company is obligated to provide additional funds to the affiliated companies or the Company has other investments in the affiliated companies. An impairment loss is recorded when there has been a loss in value of the investment that is other-than-temporary. As of December 31, 2013 and 2014, the Company has equity investment in affiliates with a carrying amount of $11,769,730 and $25,568,061, respectively. No impairments were recorded for the years ended December 31, 2012, 2013 and 2014.

(h)  Receivables and Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for uncollectible accounts receivable. Estimated anticipated losses from doubtful accounts are based on aging, historical collection history, the financial health of customers and other factors. The Company does not have any off-balance-sheet credit exposure related to its customers.

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.                   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(j)  Project assets

The Company constructs solar energy project systems (“project assets”) that are (i) developed for sale (“build-to-sell project assets”) or (ii) developed for the Company’s own use (“build-to-own project assets”). Project assets are classified as either build-to-sell project assets or as build-to-own project assets once the project assets have been constructed and ready for use. The Company determines the intended use of the project assets at the time construction commences. Classification of the project assets affects the accounting and presentation in the consolidated financial statements, including the consolidated statement of operations and consolidated statement of cash flows. Transactions related to the construction and sale of build-to-sell project assets are presented as operating activities in the consolidated statements of cash flows and reported as sales and costs of sales in the consolidated statement of operations when the project assets are sold. Build-to-own project assets relate to solar energy project systems that the Company uses in its operations to generate income or a return from the use of the assets. The costs to construct build-to-own project assets are presented as investing activities in the consolidated statement of cash flows. The proceeds received for the sale of build-to-own project assets are presented as cash flows from investing activities within the consolidated statement of cash flows.

Project assets costs consist primarily of capitalizable costs for items such as permits and licenses, land costs or land use rights, and work-in-process. Work-in-process includes materials and modules, construction, installation and labor and other capitalizable costs incurred to construct the solar energy project systems.

Upon completion of the construction of build-to-sell project assets, the Company initiates a plan to actively market the asset for immediate sale in its present condition to potential buyers at a price that is reasonable in relation to its current fair value and it is probable that project asset will be sold within year.  No depreciation expense is recognized while the project assets are under construction or classified as held for sale.  Build-to-sell project assets are measured at the lower of its carrying amount or fair value less costs to sell.  At each reporting date, the appropriateness of the classification of build-to-sell project assets is reassessed. If facts and circumstances change such that it is no longer probable that the project asset will be sold within one year, the project asset will be reclassified to property, plant and equipment.

Build-to-sell project assets consisted of the following at December 31, 2013 and 2014:

	December 31,	December 31,
	2013	2014
	$	$
Project assets — Module cost	43,725,858	24,355,693
Project assets — Project construction	15,185,471	27,708,003
Project assets — Others (Note 1)	20,490,096	8,041,055
Total build-to-sell project assets	79,401,425	60,104,751

Current	73,304,654	60,104,751
Noncurrent, net of impairment loss (Note 2)	6,096,771	—

Note 1.  Other costs primarily represent the permits and licenses, land costs or land use rights, and other capitalizable costs incurred to construct the solar energy project systems.

Note 2. Project assets which are not expected to be constructed and sold within the next 12 months are reported as noncurrent assets.

For build-to-sell project assets, the Company considers a project commercially viable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. The Company also considers a partially developed or partially constructed project commercially viable if the anticipated selling price is higher than the carrying value of the related project assets plus the estimated cost to completion. The Company considers a number of factors, including changes in environmental, ecological, permitting, market pricing or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease.  The Company records an impairment loss of the project asset to the extent the carrying value exceed its estimated recoverable amount.  The recoverable amount is estimated based on the anticipated sales proceeds plus any refundable project investment deposits reduced by estimated cost to complete such sales. In 2012, 2013 and 2014, the Company provided impairment loss of nil, $10,660,148 and $3,379,824 for certain build-to-sell project assets.

As of December 31, 2013 and 2014, the Company has pledged build-to-sell project assets with a total carrying amount of $65,291,805 and nil, respectively, to secure bank borrowings (see Notes 10).

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

	Year ended December 31,
	2012	2013	2014
	$	$	$
Total interest incurred	51,886,930	48,444,855	42,068,402
Less: Interest capitalized	—	—	(7,182,011)
Interest expenses	51,886,930	48,444,855	34,886,391

The Company computes depreciation expense using the straight-line method over the estimated useful lives of the assets presented below.

Years

Buildings	10–25
Plant and machinery	5–10
Motor vehicles	3–5
Electronic equipment, furniture and fixtures	3–5
Solar energy projects systems	20-25

(l)  Prepaid land use rights

The Company’s prepaid land use rights are reported at cost and are charged to expense on a straight-line basis over the 50-year period of the rights granted in the PRC.

(m) Impairment of long-lived assets

The Company’s long-lived assets include property, plant and equipment, build-to-own project assets and other intangible assets with finite lives. The Company evaluates the long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events include but are not limited to significant current period operating or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long- lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. No impairments were recorded for long-lived assets held and used during the years ended December 31, 2012, 2013, and 2014.

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.                   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(o)  Income taxes

The Company accounts for income taxes using the asset and liability method whereby the Company calculates the deferred tax assets or liabilities at the balance sheet date using enacted tax laws and rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized or settled. The Company establishes valuation allowances to reduce deferred tax assets to the extent it is more likely than not that such deferred tax assets will not be realized. The Company does not provide deferred tax liabilities for investments in foreign subsidiaries to the extent such amounts relate to permanently reinvested earnings of such foreign subsidiaries.

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

Sales of solar modules

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

The Company recognizes sales of its solar modules based on the terms of the specific sales contracts. Generally, it recognizes sales when the modules have been delivered to the customers’ designated point of shipment, which may include commercial docks or commercial shipping vessels. The Company normally provides credit terms to customers with good creditworthiness as determined by the Company’s credit assessment. For limited sales transactions with customers whose creditworthiness is doubtful, the Company requests cash payment before delivery and records such receipts as advances from customers. For customers to whom credit terms are extended, the Company only recognizes revenue when collectability is reasonably assured. The Company assesses collectability based on a number of factors, including past customer transaction history and customer credit analysis.

Sales of project assets

The Company recognizes the sale of build-to-sell project assets with the concurrent sale or lease of the underlying land use rights, whether explicit or implicit in the transaction, in accordance with ASC 360-20, Real Estate Sales. For these transactions, the Company has determined that the project asset sale represents the sale of real estate and is therefore subject to the revenue recognition guidance applicable to real estate. A project asset comprises of properties, physical fixtures, solar modules and other related integral equipment attached to the land that cannot be removed and used separately without incurring significant costs. Equipment is determined to be integral when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds ten percent of the fair value of the equipment at the time of original installation. Under real estate accounting, the Company recognizes revenue and profit using the full accrual method once the sale is consummated, the buyer’s initial and continuing investments are adequate to demonstrate its commitment to pay, the buyer’s receivable is not subject to any future subordination, and the Company has transferred the usual risk and rewards of ownership to the buyer. For the years ended December 31, 2012, and 2013, and 2014, revenues from the sale of project assets were $1,313,570, and $11,930,935, and $133,896,015, respectively. During the years presented, the Company did not have sales that qualified for use of the installment method nor entered into any sale transactions during the construction period of the project assets.

If the Company retains continuing involvement in the project asset and do not transfer substantially all of the risks and rewards of ownership to the buyer, the Company recognizes gross profit under a method determined by the nature and extent of our continuing involvement, provided the other criteria for the full accrual method are met. Other forms of continuing involvement that do not transfer substantially all of the risks and rewards of ownership, such as an option or obligation to repurchase the project assets, preclude revenue recognition under real estate accounting. For project assets sold during the periods presented, the Company did not have any continuing involvement with the assets after the assets were sold.

Service revenues

The Company derives service revenues from build-to-own project assets through the sale of energy to grid operators pursuant to terms set forth in power purchase agreements or other contractual arrangements (“PPAs”). The Company has determined that none of the PPAs contains a lease since (i) the purchaser does not have the rights to operate the project assets, (ii) the purchaser does not have the rights to control physical access to the project assets, and (iii) the price that the purchaser pays is at a fixed price per unit of output.  The period of the PPAs are generally between 3 to 20 years. Service revenues for the years ended December 31, 2012, 2013, and 2014 were $2,330,498, $4,944,556, and $5,078,737, respectively.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.                   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(q)  Shipping and handling costs

Shipping and handling costs charged to customers are recorded in net sales. Shipping and handling costs relating to solar module sales of $54,675,873, $59,965,161and $64,913,374 are included in selling expenses for the years ended December 31, 2012, 2013 and 2014, respectively. Shipping and handling costs relating to inventory purchases of $869,814, $1,353,600 and $7,215,441 are included as a component of cost of sales for the years ended December 31, 2012, 2013 and 2014, respectively.

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

(s)  Government grants

The Company qualifies for grants from the PRC government for achieving certain research and development milestones. The Company records these grants as an offset to its research and development expenses in the periods in which the Company earns them. Grants that the Company receives prior to when the Company achieves the specified milestone are reported as a liability. The Company recorded $342,974, nil and nil of earned grants as reductions of research and development expenses for the years ended December 31, 2012, 2013 and 2014, respectively. Government grants related to assets are recorded as deferred liabilities and are recognized as an offset to depreciation expense on a straight-line basis over the useful life of the associated asset. The Company received government grants for assets of $4,837,756, $2,817,719 and $2,508,743 during the years ended December 31, 2012, 2013 and 2014, respectively, and recognized $2,460,843, $320,682 and $3,810,345 as an offset to depreciation expense for the years ended December 31, 2012, 2013 and 2014, respectively. The Company records unrestricted cash government subsidies in other income in the consolidated statements of operations. Unrestricted cash government subsidies received were $1,002,024, $5,380,114 and $2,525,918 during the years ended December 31, 2012, 2013 and 2014, respectively.

(t)  Product warranties

Historically the Company provided a limited warranty to the original purchasers of its solar modules for two or five years, in relation to defects in materials and workmanship, and 25 years in relation to minimum power output. Since June 2011, the Company extended the warranty period in relation to defects in materials and workmanship from two or five years to ten years. Additionally, the Company has replaced its two-step performance warranty with a linear performance warranty that guarantees module power output will not decrease by more than approximately 0.7% per year after the initial year of service. The Company accrues warranty costs when revenue is recognized and recognizes such costs as a component of selling expense. Warranty costs primarily consist of replacement costs for parts and materials and labor costs for maintenance personnel. Due to its limited solar module manufacturing history, the Company does not have a significant history of warranty claims. Based on its best estimates of both future costs and the probability of incurring warranty claims, the Company accrues for product warranties at 1% of solar module sales. The Company derives its estimates from a number of factors, including (1) an analysis of actual historical costs incurred in connection with its warranty claims, (2) an assessment of competitors’ accrual and claim history and (3) results from academic research, including industry-standard accelerated testing, and other assumptions that the Company believes to be reasonable under the circumstances. The Company’s revision to its warranty policy in June 2011 did not have a material effect on its warranty accrual rate. The Company’s estimates of its warranty obligations are subjective. The Company regularly analyzes its claim history and the performance of its products compared to its competitors to determine whether the accrual is adequate. Should the Company begin to experience warranty claims different from its accrual rate, the Company will prospectively revise the warranty accrual rate.

(u)  Deferred debt issuance costs

Debt issuance costs are initially deferred and amortized to the income statement over the life of the related debt using either the effective interest method or the straight-line method if it approximates the effective interest method. Unamortized debt issuance costs are included in other current assets or other noncurrent assets based on expected dates of amortization.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.                   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(v)  Foreign currency translation and foreign currency risk

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

The financial records of the Company’s subsidiaries outside of the US are maintained in local currencies other than US dollar, such as RMB and Euro, which are also their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of comprehensive income.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $154,134,399 and $179,285,684 as of December 31, 2013 and 2014, respectively. As of December 31, 2014, 98% of the Company’s cash and cash equivalents and restricted cash were held in major financial institutions located in PRC, European, USA and Asian Pacific financial institutions and amounted to $531,368,498 in total which were denominated in the following currencies:

	USD	RMB	EUR	GBP	JPY
	(million)	(million)	(million)	(million)	(million)
In PRC	182	1,092	31	—	275
In European Union	17	—	14	16	—
In USA	37	—	—	—	—
In Asian Pacific	19	4	1	—	1,426
Total in original currency	255	1,096	46	16	1,701
US$ equivalent	255	179	57	26	14

(w)  Concentrations of credit risk

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

The Company has made advances to suppliers where the Company has committed to purchase minimum quantities under some of the supply agreements. The Company does not require collateral or other security against its advances to related or third party suppliers. As a result, the Company’s claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the suppliers The Company performs ongoing credit evaluations and communication with these suppliers of their financial condition and capability for delivery of the goods.

The Company conducts credit evaluations on its customers prior to delivery of goods or services.  The assessment of customer creditworthiness is primarily based on historical collection records, validation of the project specifications with the customers and their financing banks, customer onsite visits by senior management and information provided by third party credit rating agency, such as Dun & Bradstreet, and the insurance company that ultimately insures the Company against customer credit default. Using this information, the Company evaluates the potential effect of a delay in financing on the customers’ liquidity and financial position, their ability to draw down financing as well as their ability and intention to pay should it not obtain the related financing. Based on this analysis, the Company determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not sell the products to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.                   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(x)  Share-based compensation

The Company’s share-based payment transactions with employees, such as restricted shares and share options, are measured based on the grant- date fair value of the equity instrument issued. The fair value of the award is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period.

(y)  Derivative financial instruments

The Company’s primary objective for holding derivative financial instruments is to manage currency risk. The Company records derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in fair values of derivative instruments is based on the designation of each derivative instrument and whether it qualifies for hedge accounting.

The Company entered into certain forward foreign exchange contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with outstanding accounts receivable. The foreign exchange hedge contracts did not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency hedge contracts are recognized in the consolidated statements of operations. During the years ended December 31, 2012, 2013 and 2014, the Company recorded change in fair value of forward foreign currency exchange contracts of $8,541,721, $2,180,418 and $3,422,052, respectively, which has been recorded in “Derivative gain” in the consolidated statements of operations.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.                   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(z)  Earnings (loss) per share

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

The following table sets forth the computation of the basic and diluted earnings (loss) from operations per share for the periods indicated:

	Year ended December 31,
	2012	2013	2014
	$	$	$
Net (loss) income attributable to Trina Solar Limited shareholders — basic	(266,555,392)	(72,025,935)	59,337,685
Interest expenses of convertible senior notes	—	—	4,167,495
Net (loss) income attributable to Trina Solar Limited shareholders — diluted	(266,555,392)	(72,025,935)	63,505,180

Weighted average number of ordinary shares outstanding — basic	3,534,829,694	3,553,552,756	3,881,503,977
Plus incremental weighted average number of ordinary shares from assumed exercise of stock options using the treasury stock method	—	—	43,275,906
Plus incremental weighted average number of ordinary shares from assumed vesting of restricted shares using the treasury stock method	—	—	15,974,916
Plus incremental weighted average number of ordinary shares from assumed conversion of convertible senior notes due June 2019 using the if-converted method (see Note 11)	—	—	333,940,033
Weighted average number of ordinary shares outstanding — diluted	3,534,829,694	3,553,552,756	4,274,694,832

(Loss) earnings per ordinary share from operations — basic	(0.08)	(0.02)	0.02
(Loss) earnings per ordinary share from operations — diluted	(0.08)	(0.02)	0.01

For the years ended December 31, 2012, 2013 and 2014, the following securities were excluded from the computation of diluted earnings (loss) per share as inclusion would have been anti-dilutive.

	Year ended December 31,
	2012	2013	2014
	$	$	$
Non-vested restricted shares	40,464,927	38,183,882	—
Share options	99,161,181	129,085,735	59,128,529
Convertible senior notes due July 2013 (see Note 11)	246,700,118	—	—
Convertible senior notes due October 2019 (see Note 11)	—	—	391,422,737

Total	386,326,226	167,269,617	450,551,266

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.                   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(aa)  Recently issued accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for the Company on January 1, 2017. Early application is not permitted. The standard permits the use of either a retrospective or cumulative effect transition method. The Company has not determined which transition method it will adopt, and is currently evaluating the impact that ASU 2014-09 will have on the consolidated financial statements and related disclosures upon adoption.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to evaluate, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the financial statements are issued and to provide related disclosures. ASU 2014-15 is effective for the Company for the fiscal year ending December 31, 2016 and for interim periods thereafter. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement —Extraordinary and Unusual Items (Subtopic 225-20), which eliminates the concept of reporting for extraordinary items. ASU 2015-01 is effective for the Company for fiscal year ending December 31, 2016 and for interim periods thereafter. The Company is currently evaluating the impact of this standard on the Company’s consolidated financial statements.

On February 18, 2015, the FASB issued ASU No. 2015-02, Consolidation, which reduces the number of consolidation models and simplifies the current standard. Entities may no longer need to consolidate a legal entity in certain circumstances based solely on its fee arrangements when certain criteria are met. ASU 2015-02 reduces the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity. ASU 2015-02 is effective for the Company’s fiscal year ending December 31, 2015. The Company is currently evaluating the impact of this standard on the Company’s consolidated financial statements.

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

	At December 31,
	2012	2013	2014
	$	$	$
Balance, beginning of the year	45,438,767	106,825,173	97,057,810
Allowance made (reversed) during the year	61,387,013	257,932	(7,380,299)
Amount written-off against allowance	(607)	(10,025,295)	(19,772,221)
Balance, end of the year	106,825,173	97,057,810	69,905,290

In order to secure a stable supply of silicon and wafer, the Company makes advances to certain suppliers. Advances to suppliers which the Company expects to take delivery of the inventory after the next twelve months are classified as non-current assets in the Company’s consolidated balance sheets. The Company monitors suppliers to ensure the timely delivery of goods in accordance with agreed schedules, and assesses the recoverability of advances to suppliers by analyzing specific supplier accounts that have known or potential settlement issues. The Company made provision for losses of advances to suppliers totaling $2.8 million and nil during the years ended December 31, 2012, and 2013, respectively. The Company reversed provision for losses of advances to suppliers totaling $1.1 million during the year ended December 31, 2014.

4.                    INVENTORIES

Inventories consisted of the following:

	At December 31,
	2013	2014
	$	$

Raw materials	43,987,539	80,343,732
Work in progress	40,004,269	73,530,496
Finished goods	160,540,655	196,977,366
Total	244,532,463	350,851,594

In 2012, 2013 and 2014, inventories were written down by $39,555,386, $40,588,365 and $37,764,638, respectively, to reflect the lower of cost or market.

TRINA SOLAR LIMITED AND SUBSIDIARIES

5.                    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	At December 31,
	2013	2014
	$	$

Buildings	193,651,543	214,327,475
Plant and machinery	895,418,208	991,407,500
Solar energy projects	51,681,954	324,703,525
Motor vehicles	3,459,925	3,753,834
Electronic equipment, furniture and fixtures	104,751,785	111,238,698
	1,248,963,415	1,645,431,032
Less: Accumulated depreciation	(413,829,203)	(517,481,282)
	835,134,212	1,127,949,750
Construction in progress	54,618,397	125,592,941
Property, plant and equipment, net	889,752,609	1,253,542,691

Depreciation of property, plant and equipment was $110,221,637, $115,964,302 and $107,185,306 for the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2013 and 2014, solar energy projects under construction that the Company expects to operate upon completion of construction totalled $262,682 and $66,733,408, respectively, which are recorded in construction in progress. The remaining balance of construction in progress primarily represents the construction of new plants that include several new production line and machinery under installation. As of December 31, 2013 and 2014, accumulated depreciation for the solar energy projects was $3,795,997 and $5,959,559, respectively.

As of December 31, 2013 and 2014, the Company has pledged property, plant and equipment with a total carrying amount of $490,979,601 and $563,550,148, respectively, to secure bank borrowings (see Note 10)

6.                    PREPAID LAND USE RIGHTS

Prepaid land use rights represent fees paid to obtain the land use rights for the Company’s business operations. Amounts of amortization recognized in profit and loss related to the prepaid land use rights were $886,808, $823,743 and $1,076,659 for the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2013 and 2014, land use rights of $16,267,348 and $15,913,751, respectively, were pledged as collateral to secure bank borrowings (see Note 10).

7.                    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and current liabilities consisted of the following:

	At December 31,
	2013	2014
	$	$

Payroll and welfare payables	23,769,468	29,352,860
Advance from customers	29,672,618	50,517,816
Derivatives	475,973	487,780
Accrued expenses	25,715,366	41,460,253
Payments to custom and other taxes payables	15,523,654	19,174,211
Other payables	29,994,327	29,064,745
Total	125,151,406	170,057,665

Other payables primarily include the liabilities incurred for the Company’s purchase of equipment and miscellaneous services.

TRINA SOLAR LIMITED AND SUBSIDIARIES

8.                    DERIVATIVE FINANCIAL INSTRUMENTS

The following tables present the fair values of derivative instruments included in the Company’s consolidated balance sheets as of December 31, 2013 and 2014:

December 31, 2013
Other
	Other Assets	Current
	- Current	Liabilities
	$	$
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	351,523	475,973

December 31, 2014
Other
	Other Assets	Current
	- Current	Liabilities
	$	$
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	1,849,448	487,780

See Note 9, “Fair Value Measurement,” to the Company’s consolidated financial statements for information about the techniques the Company uses to measure the fair value of its derivative instruments.

The following table presents the amounts related to derivative instruments affecting the Company’s consolidated statements of operations for the years ended December 31, 2012, 2013 and 2014:

	Amount of gain on
	Derivatives
	Recognized in Income			Location of gain
	Year Ended December 31			Recognized in
Derivative Type	2012	2013	2014	Income on Derivatives
	$	$	$
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	8,541,721	2,180,418	3,422,052	Derivatives gain

TRINA SOLAR LIMITED AND SUBSIDIARIES

9.                    FAIR VALUE MEASUREMENT

As of December 31, 2013 and 2014, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair Value Measurements at December 31, 2013 Using
Quoted
	Total Fair	Prices in
	Value and	Active	Significant
	Carrying	Markets for	Other	Significant
	Value on the	Identical	Observable	Unobservable
	Balance	Assets	Inputs	Inputs
	Sheet	(Level 1)	(Level 2)	(Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	351,523	—	351,523	—
Liabilities:
Foreign exchange forward contracts	(475,973)	—	(475,973)	—
Net liabilities	(124,450)	—	(124,450)	—

Fair Value Measurements at December 31, 2014 Using
Quoted
	Total Fair	Prices in
	Value and	Active	Significant
	Carrying	Markets for	Other	Significant
	Value on the	Identical	Observable	Unobservable
	Balance	Assets	Inputs	Inputs
	Sheet	(Level 1)	(Level 2)	(Level 3)
	$	$	$	$
Assets:
Foreign exchange forward contracts	1,849,448	—	1,849,448	—
Liabilities:
Foreign exchange forward contracts	(487,780)	—	(487,780)	—
Net assets	1,361,668	—	1,361,668	—

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

•             Short-term financial instruments (cash equivalents, restricted cash, accounts receivable and payable, short-term borrowings, and accrued liabilities) —cost approximates fair value because of the short maturity period.

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

•             Convertible senior notes — the estimated fair value was $261,934,350 as of December 31, 2014 is measured based on the quoted market price in an active market.  They carrying value of convertible senior notes as of December 31, 2014 was $287,500,000.

TRINA SOLAR LIMITED AND SUBSIDIARIES

10.             BANK BORROWINGS

The Company’s bank borrowings consisted of the following:

	At December 31,
	2013	2014
	$	$
Bank borrowings
Short-term	613,433,236	737,886,632
Long-term, current portion	322,156,646	82,365,314
Total current	935,589,882	820,251,946

Long-term, non-current portion	100,502,222	22,433,705
Total	1,036,092,104	842,685,651

Short-term borrowings

The Company’s short-term bank borrowings consisted of the following:

	At December 31,
	2013	2014
	$	$

Short-term borrowings secured by plants, machinery and land use rights of Changzhou Trina Solar Energy Co., Ltd. (“Trina China”)	139,481,245	148,739,778
Short-term borrowings secured by plants, machinery and land use rights of Trina China and Trina Solar (Changzhou) Science and Technology Co., Ltd. (“TST”) , and also guaranteed by Trina	—	330,000,000
Short-term borrowings guaranteed by Trina	376,481,244	215,146,854
Unsecured short-term borrowings	97,470,747	44,000,000
Total	613,433,236	737,886,632

The average interest rate on short term borrowings was 3.70% and 4.41% per annum for the years ended December 31, 2013 and 2014, respectively. The funds borrowed under the above short-term arrangements are repayable within one year.

As of December 31, 2014, the Company has short-term bank facilities of $797,431,067 with various banks, of which $737,886,632 had been drawn upon and $59,544,435 was available. As of December 31, 2014, certain bank facilities are secured by the plant and machinery of Trina China and TST with carrying value of $563,550,148 and land use rights of Trina China with carrying value of $15,913,751, and/or guaranteed by Trina.

Certain short-term borrowings contain general covenants which require the Company to obtain written notice prior to entering into other loan arrangement with other banks or financial institutions. Furthermore, certain financial covenants, such as specified debt to total assets ratio, net profit ratio, income to interest ratio, net tangible worth, the ratio of net borrowings, and the ratio of EBITDA to net interest expenses must be maintained. As of December 31, 2014, the Company has been in compliance with the financial covenants.

TRINA SOLAR LIMITED AND SUBSIDIARIES

10.             BANK BORROWINGS — continued

Long term borrowings

The Company’s long-term borrowings consisted of the following:

	At December 31,
	2013	2014
	$	$

Long-term borrowings secured by plants, machineries, and land use rights	147,077,179	—
Long-term borrowings secured by build-to-sell project assets	11,481,245	—
Long-term borrowings guaranteed by Trina	80,000,000	100,713,385
Unsecured long-term borrowings	184,100,444	4,085,634
Total	422,658,868	104,799,019

On September 8, 2009, Trina China entered into a five-year credit facility with a syndicate of banks including both Renminbi (“RMB”) facility and US dollar facility (the “Facility”) amounting to RMB1,524.6 million ($242.0 million) and $80.0 million respectively, of which RMB1,292.0 million ($205.1 million) and $80.0 million are designated solely for the expansion of the Company’s production capacity, and the remaining amount to be used to supplement working capital requirements once the capacity expansion is completed. The facility can be drawn down either in RMB and US dollar. Trina China had fully drawn down the capacity expansion portion under the Facility in 2010. The weighted-average interest rate for borrowings under the Facility is 6.62% and 6.29% for the years ended December 31, 2013 and 2014, respectively. Interest is payable quarterly or biannually in arrears for loans denominated in RMB and US dollars, respectively. The interest rate on RMB-denominated borrowings is 110% of the prevailing base lending rate pronounced by People’s Bank of China (“PBOC”) for loans of similar duration. The interest rate on US dollar-denominated borrowings is the prevailing six-month US London Interbank Offered Rate (“LIBOR”) plus 300 basis points. The Facility contains certain financial covenants which require that specified debt to total assets ratio, net profit ratio and income to interest ratio be maintained. As of December 31, 2011, Trina China violated the net profit ratio and income to interest ratio covenants. Trina China obtained a waiver letter from the Agriculture Bank of China, the leading bank in the syndicated loan, on February 8, 2012 to waive the covenants for the whole Facility period. Trina China had a loan balance of $93.5 million as of December 31, 2013 under the Facility and fully repaid the outstanding balance in October 2014.

On May 17, 2011, Trina China entered into a three year credit facility with the Export-Import Bank of China (the “Ex-Imp Facility”) amounting to $40.0 million, which is designated solely for capital expenditure purposes. Trina China had drawn down $14.0 million in 2011 and the remaining $26.0 million had expired due to the completion of the underlying capital project. The interest rate is the prevailing six-month US LIBOR plus 380 basis points, which is 4.59% and 4.15% in 2013 and 2014, respectively. Trina China had a loan balance of $3.5 million as of December 31, 2013 under the Ex-Imp Facility and fully repaid the loan in May 2014.

On June 29, 2011, Trina China entered into a three-year credit facility with China Development Bank (“CDB”) (the “TCZ CDB Facility”) amounting to $180.0 million, which is designated for working capital. The Company had fully drawn down the TCZ CDB Facility in 2011. The interest rate is the prevailing three-month US LIBOR plus 300 basis points, which is 3.57% and 3.24% in 2013 and 2014, respectively. The TCZ CDB Facility contains certain financial covenants which require that specified current ratio, quick ratio, debt to asset ratio, debt repayment coverage ratio, interest coverage ratio, contingent liability ratio, current assets turnover and accounts receivable turnover be maintained. As of December 31, 2012, Trina China violated the required threshold of relevant covenants of debt to asset ratio, current assets turnover and accounts receivable turnover. Trina China obtained a written letter from CDB stating that the bank has waived Trina China’s covenants breach by revising the relevant covenants. Trina China was in compliance with the revised covenants. Trina China had a loan balance of $180.0 million as of December 31, 2013 under the TCZ CDB Facility and fully repaid the outstanding balance in June 2014.

On December 7, 2011, TST entered into a three-year structured term loan facility with Standard Chartered Bank (Hong Kong) Limited (the “SC Facility”) amounting to $100.0 million, which can be drawn down in single or multiple tranches within the first 12 months either in HKD or USD. Each tranche is for a term of up to 36 months from the initial drawdown date, and may be extended for up to another two years at TST’s discretion. The Company had fully drawn down the SC Facility in 2011. The interest rate is the Hong Kong Interbank Offered Rate plus 2.25%, which is 2.61% and 2.62%  in 2013 and 2014, respectively. The SC Facility was guaranteed by Trina as well as by the property, plant and equipment for which this borrowing was used to construct such assets. The SC Facility contains certain financial covenants which require that specified gearing, net tangible assets value and EBITDA-to-interest ratio be maintained. TST was in compliance with the covenants. TST had a loan balance of $45.2 million as of December 31, 2013 under the SC Facility and fully repaid the outstanding balance in September 2014.

TRINA SOLAR LIMITED AND SUBSIDIARIES

10.             BANK BORROWINGS — continued

On December 23, 2011, Trina China entered into a three-year credit facility with Agriculture Bank of China (the “ABC Facility”) amounting to RMB 30.0 million ($4.8 million) at an interest rate of 6.65% per year. The Company had fully drawn down the facility in 2011. There are no covenants with respect to this facility. Trina China had a loan balance outstanding of $4.8 million as of December 31, 2013 under the ABC Facility and fully repaid the outstanding balance in December 2014.

On December 31, 2012, Trina Solar (Luxembourg) Holdings S.A.R.L. (“TLH”) entered into a three-year credit facility with CDB (the “TLH CDB Facility”) amounting to $80.0 million which is designated for working capital. The Company had fully drawn down the facility in 2012. TLH had a loan balance outstanding of $80.0 million as of December 31, 2013 and 2014. The interest rate is the prevailing six-month US LIBOR plus 370 basis points which is 4.21% and 4.04% in 2013 and 2014, respectively. The TLH CDB Facility is guaranteed by Trina. The facility contains financial covenants. In June 2014, TLH violated the gearing ratio of the loan. TLH subsequently obtained waiver letter from CDB, stating that the violation of the financial covenant has been waived and such financial covenant has been amended. TLH was in compliance with the revised covenants as of December 31, 2014.

On November 15, 2013, one of Trina’s subsidiaries, Wuwei Trina Solar Electricity Generation Pte Ltd. (“Wuwei”) entered into a loan agreement with CDB for the construction of solar project assets located in Gansu Province, China. The total credit facility under the agreement is RMB 370.0 million ($60.7 million), with a maturity of 180 months. Interest is due quarterly in arrears. The interest rate is the prevailing base lending rate pronounced by PBOC for loans of similar duration. The outstanding balance as of December 31, 2013 was RMB 70.0 million ($11.5 million). The loan was guaranteed by Trina China in addition to Wuwei’s project assets. The borrowing contains an asset liability ratio covenant. Wuwei was in compliance with the covenant as of December 31, 2013. In February 2014, the Company sold the project assets to a third party buyer and the then outstanding borrowing of RMB 200.0 million ($32.6 million) was assumed by the buyer.

On March 6, 2014, Trina Solar (Luxembourg) Overseas Systems S.A.R.L and Jiangsu Trina Solar Electric Power Development Co., Ltd entered into a fifteen-year credit facility with China Development Bank (“TLO CDB Facility”) amounting to EUR 20.85 million ($28.7 million) to fund 16 MW of utility-scale solar power projects in Greece. As of December 31, 2014, the Company had drawn down EUR 17.0 million ($20.7 million). The outstanding balance as of December 31, 2014 was EUR 17.0 million ($20.7 million). The interest rate is the prevailing six-month EURIBOR plus 350 basis points, which is 3.68% in 2014. The TLO CDB Facility is guaranteed by Trina. The TLO CDB Facility contains a financial covenant ratio and TLO was in compliance with the covenant as of December 31, 2014.

Future principal payments under the above long-term borrowings as of December 31, 2014 are as follows:

Long-term borrowings
Fiscal Years Ending December 31,
2015	82,365,314
2016	1,583,965
2017	4,157,189
2018	1,705,808
2019	1,827,652
Thereafter	13,159,091
Total	104,799,019

TRINA SOLAR LIMITED AND SUBSIDIARIES

11.             CONVERTIBLE SENIOR NOTES

4.0% Convertible Senior Notes due 2013

On July 23, 2008, the Company issued $138 million of 4% Convertible Senior Notes (the “4.0% Notes Due 2013”). The 4.0% Notes Due 2013 matured on July 15, 2013 and bear interest at a rate of 4.00% per annum, payable in arrears semi-annually on January 15 and July 15, beginning January 15, 2009.  The 4.0% Notes Due 2013 was paid off as of July 15, 2013.

Holders of the 4.0% Notes Due 2013 have the option to convert their 4.0% Notes Due 2013 at any time prior to the close of business on the second business day immediately preceding the maturity date. The 4.0% Notes Due 2013 can be converted into the Company’s American Depositary Shares (“ADSs”), each representing 50 ordinary shares of the Company, par value $0.00001 per share, at an initial conversion rate of 59.0318 of the Company’s ADSs per $1,000 principal amount of 4.0% Notes Due 2013 (equivalent to an initial conversion price of $16.94 per ADS). The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occur prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption.

The holders may require the Company to repurchase all or portion of the 4.0% Notes Due 2013 for cash on July 15, 2011, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In the event of default, as defined in the agreement, the holders of 25% or more of the Notes may immediately require the Company to redeem the Notes and associated interest. In August 2011, the 4.0% Notes Due 2013 with an aggregate principal amount of $320,000 were redeemed and the July 15, 2011 redemption right of the remaining Notes expired.

Proceeds to the Company were $132,392,740, net of issuance costs of $5,607,260, which were amortized over the period from July 23, 2008, the date of issuance, to July 15, 2011, the earliest redemption date, using the effective interest method. There was no amortization expense for each of the year in the three-year period ended December 31, 2014.

TRINA SOLAR LIMITED AND SUBSIDIARIES

11.             CONVERTIBLE SENIOR NOTES — continued

3.5% Convertible Senior Notes due 2019

In June 2014, the Company issued $172,500,000 in aggregate principal amount of convertible senior notes due June 2019 (the “3.5% Notes Due 2019”). The 3.5% Notes Due 2019 bear interest at a rate of 3.5% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2014. The 3.5% Notes Due 2019 mature on June 15, 2019, unless earlier redeemed, repurchased or converted.

Holders of the 3.5% Notes Due 2019 have the option to convert their 3.5% Notes Due 2019 at any time prior to the close of business on the second business day immediately preceding the maturity date. The 3.5% Notes Due 2019 can be converted into the Company’s American Depositary Shares (“ADSs”), each representing 50 ordinary shares of the Company, par value $0.00001 per share, at an initial conversion rate of 69.9301 of the Company’s ADSs per $1,000 principal amount of 3.5% Notes Due 2019 (equivalent to an initial conversion price of $14.30 per ADS). The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occur prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption.

Holders of the 3.5% Notes Due 2019 have the right to require the Company to repurchase for cash all or part of their 3.5% Notes Due 2019 on June 15, 2017 (“the repurchase date”) at a repurchase price equal to 100% of the principal amount of the 3.5% Notes Due 2019 to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. In addition, if the Company undergoes a fundamental change, holders may require the Company to repurchase for cash all or part of their notes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The 3.5% Notes Due 2019 are the Company’s senior unsecured obligations and rank equally with all of its existing and future senior unsecured indebtedness, which are effectively subordinated to all of the Company’s existing and future secured indebtedness and all existing and future liabilities of the Company’s subsidiaries, including trade payables.

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815-15 and Topic 470-20, the Company recorded the 3.5% Notes Due 2019 as a liability in their entirety, and the conversion feature and any other embedded feature did not need to be bifurcated and accounted for separately.

The net proceeds from the 3.5% Notes Due 2019 offering were $167,310,648, after deducting debt issuance costs of $5,189,352. Debt issuance costs are recorded as deferred assets and amortized as interest expenses, using the effective interest method, to June 15, 2017, the repurchase date. As of December 31, 2014, the unamortized amount of the issuance costs was $4,363,273.

In connection with the offering, the Company also used $52,311,578 of the net proceeds from the offering to purchase the zero-strike call options (the “Call Options”), covering 4,755,598 ADSs, with affiliates of the initial purchasers. The Call Options are intended to facilitate privately negotiated transactions by which investors in the 3.5% Notes Due 2019 will hedge their investment in the related notes. The default settlement method for the Call Options is share settlement, but the Company may elect cash settlement in some cases pursuant to the terms of the Call Options. In accordance with ASC Topic 815-40, the Call Options are accounted as a prepaid forward to purchase the Company’s own shares and are classified in permanent equity at its fair value at inception, and presented as a reduction to equity in the consolidated balance sheet. At inception, the fair value of the Call Options were $52,311,578. The shares underlying the Call Options are included in the basic and diluted EPS calculation.

TRINA SOLAR LIMITED AND SUBSIDIARIES

11.             CONVERTIBLE SENIOR NOTES — continued

4.0% Convertible Senior Notes due 2019

In October 2014, the Company issued $115,000,000 in aggregate principal amount of convertible senior notes due 2019 (the “4.0% Notes Due 2019”). The 4.0% Notes Due 2019 mature on October 15, 2019 and bear interest at a rate of 4.0% per annum, payable in arrears semi-annually on October 15 and April 15, beginning April 15, 2015.

Holders of the 4.0% Notes Due 2019 have the option to convert their 4.0% Notes Due 2019 at any time prior to the close of business on the second business day immediately preceding the maturity date. The 4.0% Notes Due 2019 can be converted into the Company’s ADSs at an initial conversion rate of 68.0851 of the Company’s ADSs per $1,000 principal amount of 4.0% Notes Due 2019 (equivalent to an initial conversion price of $14.69 per ADS). The conversion rate is subject to adjustment in some events but is not adjusted for any accrued and unpaid interest. In addition, following a make-whole fundamental change that occur prior to the maturity date or following the Company’s delivery of a notice of a tax redemption, the Company will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or such tax redemption.

Holders of the 4.0% Notes Due 2019 have the right to require the Company to repurchase for cash all or part of their 4.0% Notes Due 2019 on October 15, 2017 at a repurchase price equal to 100% of the principal amount of the 4.0% Notes Due 2019 to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. In addition, if the Company undergoes a fundamental change, holders may require the Company to repurchase for cash all or part of their notes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The 4.0% Notes Due 2019 are the Company’s senior unsecured obligations and rank equally with all of its existing and future senior unsecured indebtedness, which are effectively subordinated to all of the Company’s existing and future secured indebtedness and all existing and future liabilities of the Company’s subsidiaries, including trade payables.

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815-15 and Topic 470-20, the Company recorded the 4.0% Notes Due 2019 as a liability in their entirety, and the conversion feature and any other embedded feature did not need to be bifurcated and accounted for separately.

The net proceeds from the 4.0% Notes Due 2019 offering were $111,484,886, after deducting debt issuance costs of $3,515,114. Debt issuance costs are recorded as deferred assets and amortized as interest expenses, using the effective interest method, to October 15, 2017, the repurchase date. As of December 31, 2014, the unamortized amount of the issuance costs was $3,351,030.

Share Lending Arrangement

Concurrent with the offering of the 4.0% Notes Due 2019, the Company entered into share lending agreements with the affiliates of the initial purchasers of the 4.0% Notes Due 2019 (“ADS Borrowers”), pursuant to which the Company lent to the ADS Borrowers 391,489,250 ordinary shares (the “Loaned Shares”) at a price equal to par, or $0.00001 per share (“Share Lending Arrangement”). The purpose of the Share Lending Arrangement is to facilitate privately negotiated transactions in which the ultimate holders of the 4.0% Notes Due 2019 may elect to hedge their investment in the related notes. As of December 31, 2014, the outstanding number of Loaned Shares is 391,489,250.

TRINA SOLAR LIMITED AND SUBSIDIARIES

11.             CONVERTIBLE SENIOR NOTES — continued

Share Lending Arrangement — continued

The Loaned Shares must be returned to the Company by the earliest of (a) the maturity date of the 4.0% Notes Due 2019, October 15, 2019, (b) upon the Company’s election to terminate the Share Lending Agreement at any time after the later of (x) the date on which the entire principal amount of the 4.0% Notes Due 2019 ceases to be outstanding, and (y) the date on which the entire principal amount of any additional convertible securities that the Company has in writing consented to permit the ADS Borrower to hedge under the Share Lending Agreement ceases to be outstanding, in each case, whether as a result of conversion, redemption, repurchase, cancellation or otherwise; and (c) the termination of the Share Lending Agreement. The Company is not required to make any payment to the initial purchasers or ADS Borrower upon the return of the Loaned Shares. The ADS Borrowers do not have the choice or option to pay cash in exchange for the return of the Loaned Shares.

No collateral is required to be posted for the Loaned Share. The initial purchasers are required to remit to the Company any dividends paid to the holders of the Loaned Shares. An ADS Borrower has the ability to vote without restriction. However, the ADS Borrowers have agreed not to vote on the Loaned Shares.

In accordance with FASB ASC Sub-topic 470-20, the Company has accounted for the Share Lending Agreement at fair value and recognized it as an issuance cost associated with the convertible debt offering. As a result, additional debt issuance costs of $3,092,580 were recorded on the issuance date with a corresponding increase to additional paid-in capital. The debt issuance costs are amortized to October 15, 2017, the repurchase date, using the effective interest method. As of December 31, 2014, the unamortized amount of the issuance costs associated with the Share Lending Arrangement was $2,951,596 and the fair value of the Share Lending Agreement approximated its fair value on the issuance date..

In accordance with ASC Topic 470-20, although legally issued, the Loaned Shares are excluded from basic and diluted earnings per share unless default of the Share-Lending Arrangement occurs, at which time the Loaned Shares would be included in the basic and diluted earnings per share calculation. As of December 31, 2014, it is not probable that the ADS Borrower or the counterparty to the Share-Lending Arrangement will default.

TRINA SOLAR LIMITED AND SUBSIDIARIES

12.   ACCRUED WARRANTY COSTS

The movement of the Company’s accrued warranty costs is summarized below:

	For the year ended December 31,
	2012	2013	2014
	$	$	$
Beginning balance	58,810,186	65,780,019	81,743,081
Warranty provision	12,467,698	16,587,011	21,657,158
Warranty costs incurred or claimed	(5,497,865)	(623,949)	(202,909)
Ending balance	65,780,019	81,743,081	103,197,330

13. ORDINARY SHARES

In June 2014, the Company issued in aggregate 10,120,000 ADSs, representing 506,000,000 ordinary shares, in a registered offering. The net proceeds from the offering was $106,177,882, after deducting underwriting discounts and commissions and other issuance costs of $5,142,118.

In October 2014, the Company issued in aggregate 2,504,000 ADSs, representing 125,200,000 ordinary shares, in a registered offering. The net proceeds from the offering was $26,235,928, after deducting underwriting discounts and commissions and other issuance costs of $3,186,072.

14.  SHARE-BASED COMPENSATION

The Company measures share-based compensation cost on the grant date at the fair value of the award and recognizes this cost as an expense on straight-line basis over the grant recipients’ requisite service period.

The following table presents the Company’s share-based compensation expense by types of award:

	2012	2013	2014
	$	$	$
Share options	2,163,693	2,756,308	1,784,501
Restricted shares	3,835,734	2,911,538	2,615,228
Total share-based compensation expense	5,999,427	5,667,846	4,399,729

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

14.             SHARE-BASED COMPENSATION — continued

Restricted Shares — continued

The following is a summary of activities under the Plan:

		Weighted
	Number of shares	average grant date fair value
Non-vested at January 1, 2014	38,183,882	$0.19
Granted	13,030,950	$0.21
Vested	(10,533,125)	$0.27
Forfeited	(7,174,483)	$0.25
Nonvested at December 31, 2014	33,507,224	$0.16

The fair value of the restricted shares was based on the quoted market price of the Company’s shares on the date of grant.

As of December 31, 2014 there was $5,479,005 of total unrecognized compensation cost related to the compensation cost of unvested restricted shares, which is expected to be recognized over a weighted-average period of 3.01 years. The total fair value of shares vested during the years ended December 31, 2012, 2013, and 2014 was $1,449,353,$1,266,440 and $2,531,384 respectively.

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

During 2012, 2013 and 2014, the Company granted 51,785,550, 53,599,950 and 36,897,900 share options, respectively, to its board of directors and employees. Those share options will vest one third per annum on the anniversary of the grant date.

TRINA SOLAR LIMITED AND SUBSIDIARIES

14.                              SHARE-BASED COMPENSATION — continued

Share Options — continued

A summary of the option activity is as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number	Exercise	Contractual	Intrinsic
	of Options	Price	Term	Value
Options outstanding at December 31,2013	129,085,735	$0.19	3.58
Granted	36,897,900	$0.23
Exercised	(14,548,400)	$0.10
Forfeited	(22,425,123)	$0.23
Options outstanding at December 31, 2014	129,010,112	$0.20	3.13	6,446,660
Options vested or expected to vest at December 31, 2014	112,923,444	$0.21	3.00	6,023,138
Options exercisable at December 31, 2014	48,642,143	$0.28	2.11	2,541,018

Total intrinsic value of options exercised for the years ended December 31, 2012, 2013 and 2014 were nil,$1,041,126 and $2,688,889 respectively. The weighted-average grant date fair value of options granted during the years ended December 31, 2012, 2013 and 2014 was $0.02,$0.09 and $0.11 respectively, computed using the Black-Scholes-Merton closed-form option valuation model and using the following weighted average assumptions:

	2012	2013	2014
Risk free rate of return	0.32%	0.39%	0.80%
Expected term	3.50	3.50	3.50
Volatility ratio	74.78%	74.51%	79.26%
Dividend yield	—	—	—

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

The Company estimated the expected volatility based upon historical volatility of its own stock price. The Company used U.S. Treasury rates in effect at the time of the grants for the risk-free rates.

As of December 31, 2014, the Company had $3,872,942 of unrecognized share-based compensation cost related to unvested share options, which it expects to recognize over a weighted-average period of 1.94 years.

TRINA SOLAR LIMITED AND SUBSIDIARIES

15.  INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Hong Kong

The Company’s fully-owned subsidiary, Trina Solar (Hong Kong) Enterprise Limited (“THK”) was subject to Hong Kong profit tax at a rate of 16.5% in 2012, 2013 and 2014. No Hong Kong profit tax has been provided as THK has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

Singapore

The Company’s fully-owned subsidiary, Trina Solar Singapore Pte. Ltd. (“TSI”) and Trina Solar Energy Development Pte. Ltd. (“TED”) were subject to Singapore profit tax at a rate of 17% in 2011. In 2012, 2013 and 2014, TSI is subject to Singapore profit tax at a rate of 17% and TED is subject to a preferential Singapore profit tax at an effective rate of 5%, respectively. No Singapore profit tax has been provided as TSI and TED did not have assessable profit that was earned in or derived from Singapore during the year presented.

United States

The Company’s subsidiaries incorporated in the United States were subject to United States income tax at a combined federal and state tax rate of 40% in 2012, 2013 and 2014, respectively.

Japan

The Company’s fully owned subsidiary, Trina Solar (Japan) Limited (“TJP”) was subject to Japan profit tax at a rate of 40% in 2012, 2013 and a rate of 25.5% in 2014, respectively.

Germany

The Company’s fully owned subsidiary, Trina Solar (Germany) GmbH (“TGM”) was subject to Germany profit tax at a rate of 32.9% in 2012, 2013 and a rate of 27.38% in 2014, respectively.

TRINA SOLAR LIMITED AND SUBSIDIARIES

15.             INCOME TAXES — continued

PRC

Under PRC’s Enterprise Income Tax Law (“EIT Law”), the statutory income tax rate is 25%, and the EIT rate shall be reduced to 15% for state-encouraged High and New Technology Enterprises (“HNTE”). The Company’s PRC subsidiaries are subject to income tax at 25%, unless otherwise specified. Trina China obtained a HNTE certificate in 2008 and was therefore entitled to a reduced EIT rate of 15% from 2008 to 2010. In 2014, Trina China renewed the HNTE certificate and therefore currently is subject to income tax rate at 15% from 2014 to 2016.TST obtained a HNTE certificate in 2011 and is therefore entitled to a reduced EIT rate of 15% from 2011 to 2013. In 2014, TST renewed the HNTE certificate and therefore is subject to income tax rate at 15% from 2014 to 2016.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 ($16,360) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2009 through 2014 on non-transfer pricing matters, and from 2004 through 2014 on transfer pricing matters.

As of January 1, 2014 and for the year ended December 31, 2014, the Company has no unrecognized tax benefits relating to uncertain tax positions. Also, the Company does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months.

The operating results before income tax and the provision for income taxes by tax jurisdictions for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Years ended December 31,
	2012	2013	2014
	$	$	$
(Loss) income before income taxes:
PRC	(185,318,162)	(42,539,327)	115,838,449
Switzerland	(51,593,606)	(30,799,509)	1,252,724
United States	(36,911,818)	5,798,384	25,056,853
Other jurisdictions	(18,137,013)	(17,725,779)	(65,400,303)
Total (loss) income before income taxes	(291,960,599)	(85,266,231)	76,747,723

Current tax (benefit) expense:
Current tax expense:
PRC	1,946,775	149,516	3,329,076
Switzerland	(4,327,859)	4,441,146	—
United States	876,505	(2,370,118)	(13,470)
Other jurisdictions	358,423	2,387,945	(6,411,179)
Total current tax (benefit) expense	(1,146,156)	4,608,489	(3,095,573)

Deferred tax (benefit) expense:
PRC	(27,888,483)	(20,077,224)	27,288,797
Switzerland	762,913	(1,230,256)	(3,307)
United States	3,211,018	—	(6,131,540)
Other jurisdictions	(344,364)	3,668,600	(2,570,304)
Total deferred tax (benefit) expense	(24,258,916)	(17,638,880)	18,583,646

Total income taxes (benefit)expense	(25,405,072)	(13,030,391)	15,488,073

TRINA SOLAR LIMITED AND SUBSIDIARIES

15.                               INCOME TAXES — continued

A reconciliation between the PRC statutory income tax rate of 25% and the effective income tax rate computed by income tax expense (benefit) and earnings (loss) before income taxes reported in the consolidated statements of operations is as follows:

	Years ended December 31,
	2012	2013	2014

PRC statutory enterprise income tax rate	25.0%	25.0%	25.0%
Tax rate differential for entities in non-PRC jurisdictions	(1.5)%	(9.1)%	3.8%
PRC tax rate differential, preferential rate	(0.4)%	(2.6)%	(9.4)%
Change in tax rate	—	0.3%	46.3%
Tax effect of permanent differences	0.3%	(2.1)%	(1.8)%
Change in valuation allowance	(15.5)%	3.8%	(43.3)%
Others	0.8%	—	(0.4)%
	8.7%	15.3%	20.2%

TRINA SOLAR LIMITED AND SUBSIDIARIES

15.                               INCOME TAXES — continued

The principal components of deferred income tax assets are as follows:

	Years ended December 31,
	2013	2014
	$	$

Bad debts provision	22,321,714	10,977,413
Accrued expenses	7,412,564	10,190,820
Government subsidy	5,195,226	2,819,480
Inventory write-down	14,725,522	6,110,751
Advance to suppliers provision	4,743,039	2,795,907
Warranty provision	20,434,130	15,481,032
Net operating loss carryforwards	45,569,006	22,263,085
Others	7,177,713	5,290,721
Total gross deferred tax assets	127,578,914	75,929,209
Valuation allowance on deferred tax assets Valuation allowance on deferred tax assets	(52,475,082)	(19,250,271)
Deferred tax assets, net of valuation allowance	75,103,832	56,678,938

Deferred tax liabilities:
Unrealized foreign exchange gain	(3,700,667)	(1,289,029)
Property, plant and equipment	—	(15,028,011)
Build-to-sell project assets	—	(1,554,230)
Total deferred tax liabilities	(3,700,667)	(17,871,270)

Net deferred tax assets	71,403,165	38,807,668
Analysis as:
Current deferred tax assets	24,202,561	25,701,241
Noncurrent deferred tax assets	50,901,271	30,977,697
Current deferred tax liabilities, included in accrued expenses and other current liabilities	(3,700,667)	(2,843,259)
Noncurrent deferred tax liabilities, included in other noncurrent liabilities	—	(15,028,011)
Total	71,403,165	38,807,668

In 2014, the Company acquired certain manufacturing facilities and project assets under development. Upon the acquisitions, deferred tax liabilities of $14,011,851, in aggregate, had been recognized.

TRINA SOLAR LIMITED AND SUBSIDIARIES

15.                               INCOME TAXES — continued

The following table presents the movement of the valuation allowance for deferred tax assets:

	At December 31,
	2012	2013	2014
	$	$	$
Balance, beginning of the year	10,544,364	55,702,812	52,475,082
Addition (deduction) during the year	45,158,448	(3,227,730)	(33,224,811)
Balance, end of the year	55,702,812	52,475,082	19,250,271

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As of December 31, 2014, the valuation allowance of $14,724,031 was related to the deferred income tax assets of certain Company’s subsidiaries in Europe. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liability, projected future taxable income and tax planning strategies in making this assessment.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or can be utilized, management believes it is more likely than not that the deferred tax asset, net of the valuation allowance as of December 31, 2014, will be realized. However, the amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

During 2014, valuation allowance for deferred tax assets on net operating losses (“NOL”) of $27,407,428 were reversed as those NOLs were utilized by the respective subsidiaries.  In addition, management has reversed valuation allowance for deferred income tax assets of these subsidiaries by $5,617,066 based upon the estimated generation of future taxable income during the periods in which the underlying temporary differences become deductible or utilized.

The net operating losses carryforwards of the Company’s PRC subsidiaries amounted to $33,999,946 as of December 31, 2014, of which $8,943,704, $23,544,548 and $1,511,694 will expire if unused by December 31, 2017, 2018 and 2019, respectively. The net operating losses carryforwards of the Company’s subsidiary in Switzerland amounted to $140,033,310 as of December 31, 2014, of which $44,915,609, $80,493,437, $11,683,698 and $2,940,566 will expire if unused by December 31, 2018, 2019, 2020 and 2021, respectively.

The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC- resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized a deferred tax liability of $27.0 million for the undistributed earnings of approximately $269.7 million of the PRC-resident enterprise as of December 31, 2014, as the Company plans to reinvest these earnings indefinitely in the PRC.

16.    DISTRIBUTION OF PROFIT

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

As a result of these PRC laws and regulations, the Company’s subsidiary in the PRC is restricted in its ability to transfer the registered capital and general reserve fund to Trina in the form of dividends, loans or advances and the restricted portion amounted to $741,993,388 and $926,953,793 as of December 31, 2013 and 2014, respectively, including non-distributable general reserve fund of $49,302,006 and $49,713,298 as of December 31, 2013 and 2014, respectively.

The amount that is not subject to restrictions, and which may be transferred from the Company’s subsidiaries in the PRC in the form of dividends, loans or advances, is $101,131,004 and $213,269,385 as of December 31, 2013 and 2014, respectively.

TRINA SOLAR LIMITED AND SUBSIDIARIES

17.    RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

As of December 31, 2014, the amounts due from related parties are $13,374,246, represent receivables from Changzhou Jiuling New Energy S&T Co.,Ltd.(“Jiuling”), an entity controlled by Mr. Weizhong Wu, who is the brother in law of Mr. Jifan Gao, Trina’s CEO. The receivables arose from Trina China’s sales of solar module to Jiuling during 2014.

As of December 31, 2014, advance to related parties is $6,112,110, including a noncurrent portion of $1,993,790, represents the prepayment to Changzhou Youze S&T Co., Ltd. (“Youze”), an entity controlled by Mr. Weizhong Wu, for wafer slicing service to be delivered in the future.

As of December 31, 2013 and 2014, the amounts due to related parties is $15,385,935 and $8,088,550, respectively, which include payable to Youze, Jiuling, and Changzhou Junhe Mechanical Co., Ltd. (“Junhe”). Junhe is an entity controlled by Mr. Weifeng Wu, who is the brother in law of Mr. Jifan Gao, Trina’s CEO. The payables arose from Trina China’s purchase of wafers, wafer slicing service, and equipment maintenance service from these entities.

Related party transactions

In 2012, 2013 and 2014, Trina China purchased wafers for a total price of RMB230,705,934($36,704,468), RMB 89,207,627 ($14,450,766) and RMB24,974,373($4,068,502), respectively, from Youze. In 2014, Trina China purchased wafers for a total price of RMB 13,857,069 ($2,252,473) from Jiuling. The transactions were approved by the audit committee.

In 2012, 2013 and 2014, the Company sold ingots for a total price of RMB 6,560,951 (US$ 1,036,067) , RMB23,440,335 (US$ 3,762,160) and nil, respectively, to Youze .The transactions were approved by the audit committee.

In 2014, the Company sold modules for a total price of RMB 104,770,386 (US$ 17,066,614) to Jiuling. The transactions were approved by the audit committee.

In 2013 and 2014, the Company incurred costs of RMB 168,043,383 ($ 27,180,526) and RMB 135,364,246($22,032,352)with respect to the wafer slicing service provided by Youze. In 2014, the Company entered into a long-term agreement with Youze for the wafer slicing service from July 2014 to June 2016 and made a prepayment of RMB 50,000,000 ($8,126,381). The prepayment balance was RMB 37,400,000 ($6,112,110) as of December 31, 2014. The transactions were approved by the audit committee.

In 2012, 2013 and 2014, Trina China purchased goods and equipment maintenance services for a total price of RMB9,481,118($1,508,411) , RMB3,029,559($487,808) and RMB 2,744,009($446,844), respectively, from Junhe. The transactions were approved by the audit committee.

The Company believes the prices paid for products or services provided by related parties approximate the purchase price paid to third party vendors and the sale price of the products sold to the related parties were at prices similar to the sales price sold to third party customers.

TRINA SOLAR LIMITED AND SUBSIDIARIES

18.    COMMITMENTS AND CONTINGENCIES

a)   Capital commitments

As of December 31, 2014, the Company’s commitments to purchase property, plant and equipment and prepaid land use right associated with the the Company’s production of solar wafers, cells and modules and development and construction of project assets is approximately $139 million.

b)   Materials purchase commitments

In order to better manage the Company’s unit costs and to secure adequate and timely supply of polysilicon and wafer materials, the Company entered into a number of multi-year supply agreements with periods from 2008 through 2020 for quantities that are expected to meet the Company’s anticipated production needs. Pursuant to the original terms of these agreements, the Company was required to purchase fixed or minimum quantities of polysilicon and wafer at fixed prices. During 2012, the Company renegotiated and revised the pricing terms of the supply agreements with these suppliers. Under the terms of the revised supply agreements, the Company commits to purchase the minimum quantities at the prevailing market prices at the time of the purchase during 2015 to 2020 as follows:

Year ending December 31	Wafer (Piece in Million)	Polysilicon (Metric Ton)
2015	625	3,960
2016	625	2,650
2017	625	2,650
2018	625	2,650
2019	625	2,650
Thereafter	625	2,650
Total	3,750	17,210

In addition, in order to better manage the Company’s unit costs of production, the Company also entered into a long-term wafer slicing service agreement with Youze, a related party, for periods from 2014 through 2016. The Company commits to procure the minimum quantities of wafer which is processed by Youze, at the prevailing market prices at the time of the purchase from July 1, 2014 to 2016 as follows:

(Megawatts)
2015	500
2016	600
Thereafter	—
Total	1,100

TRINA SOLAR LIMITED AND SUBSIDIARIES

18.             COMMITMENTS AND CONTINGENCIES — continued

b)   Materials purchase commitments — continued

The Company also renegotiated with a supplier during 2012 on the pricing terms of take-or-pay contracts for the remaining procurement periods from 2015 to 2018. Pursuant to the revised contract terms, the Company is obligated to purchase fixed quantities of polysilicon materials at a range of price subject to negotiation. To the extent that the Company fails to take delivery of the polysilicon materials based on the revised term for three consecutive months, the revised pricing terms are nullified, and the take-or-pay contracts will then be subject to the original fixed price terms. As of December 31, 2014, the amount of the fixed and determinable portion of the obligation with respect to these contracts based on the minimum price of the range is as follows:

Year ending December 31	$million
2015	41.0
2016	34.4
2017	32.8
2018	32.0
Thereafter	—
Total	140.2

The Company’s total purchase under the above take-or-pay contracts was $47.2 million and $63.6 million, respectively, in 2013 and 2014. At the time of these purchases, the price per unit approximated the prevailing market price of the polysilicon materials in both 2013 and 2014.

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

18.      COMMITMENTS AND CONTINGENCIES — continued

c)    Operating lease commitments

The Company had operating lease agreements principally for its office properties in the PRC, Europe and the US. The Company’s lease expense was $4,935,635, $4,166,690 and $4,012,062 for the years ended December 31, 2012, 2013 and 2014, respectively.

Future minimum lease payments are as follows:

Year ending December 31	$
2015	2,900,899
2016	1,723,674
2017	1,089,066
2018	640,595
2019	438,590
Thereafter	5,883,924
Total	12,676,748

d)    Contingencies

In 2011, solar panel manufacturing companies in the United States filed antidumping and countervailing duty petitions with the U.S. government, which resulted in the institution of antidumping and countervailing duty investigations relating to imports into the United States of crystalline silicon photovoltaic (“CSPV”), cells, whether or not assembled into modules, from China. In December 2012, following completion of those investigations by the U.S. International Trade Commission (the “Commission”), and the U.S. Department of Commerce (the “Commerce”), antidumping and countervailing duty orders were imposed on imports into the United States covered by the investigation, including imports of the Company’s products originating from China. The orders require an effective net cash deposit rate of on all imports of these covered products, which currently is set at 23.75% and may increase or decrease in the future. The current rate will be in effect until the final determination in the first administrative review, which is expected around May 2015. The actual duty rates at which entries of covered merchandise will be finally assessed may differ from the deposit rates because they are subject to completion of ongoing administrative reviews of the antidumping and countervailing duty orders. The first administrative review process is still underway, and preliminary results were published on January 8, 2015 and final results are expected to be published in the second quarter of 2015.  According to the preliminary results, the anti-dumping rate proposed for approximately 20 Chinese exporters, including the Company, was 1.82%, significantly lower than the average net cash deposit rate initially projected.  The proposed countervailing duty rate for the Company was 15.68%. A second administrative review is also currently underway.  In February 2013, the Company, along with other parties, including the U.S. companies that petitioned for the investigations, filed appeals with the U.S. Court of International Trade, or the CIT, challenging various aspects of Commerce’s findings.

Also, on December 31, 2013, SolarWorld Industries America, Inc. (“SolarWorld”), a U.S. producer of solar cells and panels, filed a separate petition with the U.S. government resulting in the institution of new antidumping and countervailing duty investigations against imports from China. The petitions accuse Chinese producers of certain CSPV cells and modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excludes from its scope certain products, including any products that are covered by the antidumping and countervailing duty orders imposed in 2012. This trade action also accuses Taiwanese producers of certain CSPV cells and modules of dumping their products in the United States. These petitions seek to subject modules assembled in China using produce outside of China to antidumping and countervailing duties.  On December 17, 2014, the Commerce issued final rulings that imports of certain CSPV cells and modules were dumped in the United States from China and Taiwan and that imports of certain CSPV cells and modules from China received subsidies.  On these imports the Company received an anti-dumping duty rate of 26.71% and a countervailing duty rate of 49.79%, which will be in effect until the final determination of the first administrative review. On January 21, 2015, the Commission affirmed that imports of certain CSPV cells and modules from mainland China and Taiwan materially injure the domestic industry.  The actual duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates, because they will be subject to completion of administrative reviews of these antidumping and countervailing duty orders.  The Company expects the first administrative reviews to be completed by the first half of 2017.

TRINA SOLAR LIMITED AND SUBSIDIARIES

18.             COMMITMENTS AND CONTINGENCIES — continued

d)    Contingencies — continued

On September 6, 2012 and November 8, 2012, the European Commission announced the initiation of antidumping and anti-subsidy investigations, respectively, concerning imports into the European Union of CSPV modules and key components (i.e., cells and wafers) originating in China. On December 5, 2013, the Council of the European Union announced its final decision imposing antidumping and anti-subsidy duties on imports of CSPV cells and modules originating in or consigned from China. An average duty of 47.7%, consisting of both antidumping and anti-subsidy duties, are applicable for a period of two years beginning on December 6, 2013 to imports from Chinese solar panel exporters who, like the Company, cooperated with the European Commission’s investigations. However, on the same day, the European Commission accepted a price undertaking by Chinese export producers in connection with the antidumping and anti-subsidy proceedings. As a result, imports from Chinese solar panel exporters that are made pursuant to the price undertaking are exempt from the final antidumping and anti-subsidy duties imposed by the European Union. The Company has agreed to comply with the minimum price and other conditions set forth in the undertaking so that its exported products will be exempt from the antidumping and anti-subsidy duties imposed by the European Commission. The European Commission monitors compliance on an ongoing basis, and there have been allegations of non-compliance to the price undertaking by certain Chinese export producers. If the price undertaking is withdrawn because the European Commission determined that these Chinese export producers are not complying with the price undertaking, the above-described duties would be applied on Trina Solar’s exports to the European markets.

On October 11, 2012, the trustee of Solyndra LLC, a manufacturer of solar panels based in California, filed a lawsuit against the Company, including its subsidiary Trina Solar (U.S.), Inc., and other Chinese manufacturers of photovoltaic solar panels in the U.S. District Court in California. The plaintiff has asserted antitrust and related state-law claims against the defendants in this lawsuit. The plaintiff’s complaint alleges that defendants have violated Section 1 of the Sherman Antitrust Act by conspiring among each other and with additional co-conspirators to fix prices of solar panels by dumping products in the United States and to destroy fair competition in the U.S. market. The plaintiff similarly alleges conspiracy to fix prices and predatory pricing under California’s Cartwright Act and Unfair Practices Act. In addition, the plaintiff has brought state-law claims of tortious interference with existing agreements and tortious interference with prospective economic advantage, alleging that the defendants interfered with Solyndra’s existing agreements with its customers by selling their products to Solyndra’s customers at below-cost prices. The defendants filed a motion to dismiss the complaint in its entirety on March 8, 2013. The motion to dismiss the Solyndra LLC trustee’s lawsuit was denied by the district court and discovery is proceeding in the case. The trustee’s amended complaint seeks a judgement against all defendants in an amount not less than $1.5 billion. At this stage, it is difficult to fully evaluate the claims and determine the likelihood of an unfavorable outcome or provide an estimate of the amount of any potential loss.

On October 4, 2013, the liquidating trustee for Energy Conversion Devices filed an antitrust and unfair trade practice lawsuit against Trina Solar and other China-based solar manufacturers in the U.S. District Court for the Eastern District of Michigan. The complaint is substantially similar to the complaint filed by Solyndra’s liquidating trustee against the same defendants a year earlier in the Northern District of California. The plaintiff’s complaint alleges that defendants have violated Section 1 of the Sherman Antitrust Act by conspiring among each other and with additional co-conspirators to fix prices of solar panels by dumping products in the United States and to destroy fair competition in the U.S. market. The plaintiff similarly alleges conspiracy to fix prices and predatory pricing under Michigan’s Antitrust Reform Act.  The defendants filed a motion to dismiss the complaint in its entirety on April 18, 2014.  The district court granted defendants’ motion to dismiss on October 31, 2014.  The plaintiff moved for reconsideration of the district court’s order, and the court has not yet issued a decision on the motion for reconsideration.  At this early stage, it is difficult to fully evaluate the claims and determine the likelihood of an unfavorable outcome or provide an estimate of the amount of any potential loss.

TRINA SOLAR LIMITED AND SUBSIDIARIES

19.    SEGMENT INFORMATION

Reportable segment

The Company’s chief operating decision maker (“CODM”) is the chief executive officer of the Company. The CODM evaluates performance based on profit or loss from operations before income taxes. In 2014, the Company’s solar power projects segment, which is engaged in the construction, sale and operation of solar power projects, met the criteria of quantitative threshold according to ASC 280-10-50-10, and it is expected that this segment will continue to be of significance. Therefore, beginning in 2014, the Company is reporting its financial performance based on the two segments: manufacturing segment and solar power projects segment. The following segment information has been presented on this basis for all periods presented.

The manufacturing segment is comprised of the production of mono- and multi-crystalline silicon ingots, wafers, cells and related products and the subsequent assembly and marketing of solar modules, which are panels packed with interconnected solar cells that convert sunlight into electricity. The solar power projects segment develops and constructs solar power project systems that will be sold to third party buyers upon completion.  This segment also operates solar power project systems under PPAs with utility or grid operators for which the segment derives revenue from the sale of energy. The solar power projects segment also provides solar project services that integrate the design, installation, financing, monitoring, operations and maintenance portions of the downstream solar market for customers.

The following information has been presented on this basis for all periods presented.

The basis for attributing revenue from external customers to individual countries is the customers’ country of incorporation.

TRINA SOLAR LIMITED AND SUBSIDIARIES

19.             SEGMENT INFORMATION — continued

The following table set forth the results of operations of the Company’s segments and reconciliation with the Company’s consolidated results of operations for year ended Dec 31, 2012, 2013 and 2014:

	2012	2013	2014
	$	$	$
Net sales:
Manufacturing	1,302,539,459	1,796,330,550	2,402,964,217
Solar power projects	3,644,068	16,875,491	138,974,752
Intersegment elimination	(9,528,589)	(38,235,418)	(255,819,590)
Consolidated net sales	1,296,654,938	1,774,970,623	2,286,119,379

Revenue with other segment:
Manufacturing	9,528,589	38,235,418	255,819,590
Solar power projects	—	—	—
Consolidated revenue with other segment	9,528,589	38,235,418	255,819,590

Gross Profit(Loss):
Manufacturing	55,357,450	228,506,902	372,204,110
Solar power projects	1,885,873	(10,313,000)	29,927,952
Intersegment elimination	—	—	(16,560,356)
Consolidated gross profit	57,243,323	218,193,902	385,571,706

Depreciation and amortization:
Manufacturing	110,865,549	115,353,638	110,410,566
Solar power projects	242,896	1,434,407	2,547,110
Consolidated depreciation and amortization	111,108,445	116,788,045	112,957,676

Interest income:
Manufacturing	8,531,888	3,888,514	2,318,578
Solar power projects	19,651	69,951	474,871
Consolidated interest income	8,551,539	3,958,465	2,793,449

Interest expense:
Manufacturing	51,886,930	48,158,258	34,269,302
Solar power projects	—	286,597	617,089
Consolidated interest expense	51,886,930	48,444,855	34,886,391

Equity in the net loss of investees accounted for by the equity method
Manufacturing	—	196,715	198,148
Solar power projects	—	—	—
Consolidated equity in the net loss of investees accounted for by the equity method	—	196,715	198,148

(Loss) income before income taxes :
Manufacturing	(291,692,380)	(67,179,476)	86,171,944
Solar power projects	(268,219)	(18,086,755)	7,136,135
Intersegment elimination	—	—	(16,560,356)
Consolidated (loss) income before income taxes	(291,960,599)	(85,266,231)	76,747,723

TRINA SOLAR LIMITED AND SUBSIDIARIES

19.             SEGMENT INFORMATION — continued

	2012	2013	2014
	$	$	$
Expenditure for additions to long-lived assets
Manufacturing	68,068,543	59,486,690	130,477,581
Solar power projects	9,710,038	41,057,009	340,660,329
Intersegment elimination	—	—	—
Consolidated expenditure for additions to long-lived assets	77,778,581	100,543,699	471,137,910

Segment assets

	As of December 31,
	2013	2014
	$	$
Investment in equity affiliates
Manufacturing	11,769,730	25,568,061
Solar power projects	—	—
Intersegment elimination	—	—
Consolidated investment in equity affiliates	11,769,730	25,568,061

Total assets
Manufacturing	2,499,251,808	3,149,273,358
Solar power projects	194,691,747	581,951,615
Intersegment elimination	(126,714,395)	(531,659,163)
Consolidated total assets	2,567,229,160	3,199,565,810

TRINA SOLAR LIMITED AND SUBSIDIARIES

19.    SEGMENT INFORMATION — continued

Geographic segment

The following table summarizes the Company’s net sales generated from different geographic locations:

	Years ended December 31,
	2012	2013	2014
	$	$	$
Europe:
- British	39,687,315	211,643,719	133,219,284
- Germany	428,964,360	184,119,841	23,171,814
- Spain	16,743,839	40,628,366	2,764,543
- Italy	79,532,883	28,309,524	7,580,206
- France	10,471,477	19,516,030	18,343,666
- Others	47,508,570	64,339,439	34,211,717
Europe Total	622,908,444	548,556,919	219,291,230
China	167,953,230	591,070,936	747,810,766
United States	331,212,387	302,269,459	634,445,686
Japan	38,564,676	147,402,872	457,901,483
Others	136,016,201	185,670,437	226,670,214
Total net sales	1,296,654,938	1,774,970,623	2,286,119,379

The identifiable long-lived assets of the Company are substantially located in the PRC.

TRINA SOLAR LIMITED AND SUBSIDIARIES

20.             MAJOR CUSTOMERS AND SUPPLIERS

In 2014, there was one customer which contributed more than 10% of net sale. The Company sells solar modules to the customer and the sales is included in the Company’s manufacturing segment. The following table summarizes customer which contributed more than 10% of total net sales in 2014:

	Years ended December 31,
	2012	2013	2014
	$	$	$
Company A	—	86,116,773	301,678,854

The following table summarizes suppliers which contributed more than 10% of total advances to suppliers:

	Advance to suppliers
	December 31,
	2013	2014
	$	$
Company I	19,104,520	11,500,629
Company II	31,925,428	14,603,391
Company III	21,536,126	18,725,689
Company IV	10,665,422	6,641,815

21.             SUBSEQUENT EVENTS

On March 10, 2015, Xiangshui Hengneng Electricity Generation Co., Ltd. (“Trina Xiangshui”) entered into a loan agreement with Bank of Beijing for the construction of solar power projects located in Yancheng City, Jiangsu Province, China. The total credit facility under the agreement is RMB 658.0 million ($106.9 million as of the exchange rate applicable on the date of the agreement), which can be drawn down within 364 days from the date that the loan agreement was entered into and matures on March 10, 2027. Interest is due quarterly in arrears and the interest rate is 1.08 times the prevailing base lending rate pronounced by PBOC for loans of similar duration. The loan contains a financial covenant which requires Trina Xiangshui to maintain specified debt to asset ratio on quarterly basis. The loan is guaranteed by Trina China, and pledged by the electricity income of Trina Xiangshui and 100% equity interests in Trina Xiangshui held by Jiangsu Trina Solar Power Development Co., Ltd.

TRINA SOLAR LIMITED AND SUBSIDIARIES

Schedule I

Additional Information — Financial Statement Schedule I

These financial statements have been prepared in conformity with Accounting Principles Generally Accepted in the United States

TRINA SOLAR LIMITED

NOTES TO SCHEDULE I

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Trina’s consolidated subsidiaries not available for distribution to Trina as of December 31, 2013 and 2014 of $741,993,388 and $926,953,793 , respectively, exceeded the 25% threshold. The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

Guarantee

Trina Solar Limited (“TSL”) was the guarantor for several of its subsidiaries’ bank borrowings or facilities. The balance of the relevant bank borrowings amounted to $646 million as of December 31, 2014 (see Note 10).

TRINA SOLAR LIMITED AND SUBSIDIARIES

BALANCE SHEETS

(Amount in U.S. dollars)

	As of December 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	2,548,419	3,166,158
Other current assets	19,548	3,870,069
Total current assets	2,567,967	7,036,227
Amount due from group companies	28,697,847	383,443,230
Investment in subsidiaries	796,178,499	870,074,042
Other non-current assets	209,574	7,024,961
TOTAL ASSETS	827,653,887	1,267,578,460

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other current liabilities	5,457,783	7,234,491
Total current liabilities	5,457,783	7,234,491

Convertible senior notes	—	287,500,000
Total liabilities	5,457,783	294,734,491

Equity:
Ordinary shares ($0.00001 par value; 73,000,000,000 shares authorized, 3,605,057,489 and 4,261,339,014 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	36,050	42,613
Additional paid-in capital	663,387,912	752,384,179
Retained earnings	143,369,211	202,706,896
Accumulated other comprehensive income	15,402,931	17,710,281
Total equity	822,196,104	972,843,969
TOTAL LIABILITIES AND EQUITY	827,653,887	1,267,578,460

TRINA SOLAR LIMITED AND SUBSIDIARIES

STATEMENTS OF OPERATIONS

(Amount in U.S. dollars)

	Year ended December 31,
	2012	2013	2014

Net sales	—	—	—

Operating expenses
Selling expenses	910,494	705,839	579,810
General and administrative expenses	6,885,314	6,734,756	7,562,085
Research and development expenses	302,249	331,032	316,555
Total operating expenses	8,098,057	7,771,627	8,458,450
Loss from operations	(8,098,057)	(7,771,627)	(8,458,450)

Interest expenses	(4,213,686)	(2,344,317)	(6,186,962)
Interest income	1,604,065	380,918	4,072,473
Equity in (loss) income of subsidiaries	(261,348,842)	(63,625,771)	71,588,194
Other (loss) income, net	5,501,128	1,334,862	(1,677,570)
Income (Loss) before income taxes	(266,555,392)	(72,025,935)	59,337,685
Income tax expense	—	—	—
Net (loss) income	(266,555,392)	(72,025,935)	59,337,685

STATEMENTS OF COMPREHENSIVE INCOME

(Amount in U.S. dollars)

	Year ended December 31,
	2012	2013	2014
Net (loss) income	(266,555,392)	(72,025,935)	59,337,685
Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil tax	(2,984,550)	6,196,609	2,307,350
Comprehensive (loss) income	(269,539,942)	(65,829,326)	61,645,035

TRINA SOLAR LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

(Amount in U.S. dollars)

Operating activities:
Net (loss) income	(266,555,392)	(72,025,935)	59,337,685
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Equity in loss(earning) of subsidiaries	261,348,842	63,625,771	(71,588,194)
Gain on repurchase of convertible senior notes	(5,091,424)	(282,625)	—
Loss on change in fair value of investment in securities	—	—	—
Share-based compensation	5,999,427	5,667,846	4,399,729
Amortization of convertible senior notes issuance costs	—	—	1,131,147

Changes in operating assets and liabilities:
Other current assets	(6,605)	91	97
Accrued expenses and other current liabilities	(1,472,645)	(1,633,225)	1,776,708
Net cash used in operating activities	(5,777,797)	(4,648,077)	(4,942,828)

Investing activities:
Repayment of amounts due from group companies	7,395,837	83,833,829	—
Funds transferred to group companies	—	—	(354,745,383)
Net cash provided by (used in) investing activities	7,395,837	83,833,829	(354,745,383)

Financing activities:
Proceeds from issuance of ordinary shares pursuant to share option plan	—	922,556	1,408,184
Proceeds from issuance of convertible notes	—	—	287,500,000
Debt issuance costs	—	—	(8,704,466)
Payments for repurchase of convertible senior notes	(39,082,576)	(26,292,375)	—
Redemption of convertible senior notes	—	(57,007,000)	—
Proceeds from issuance of ordinary shares, net of issuance costs	—	—	132,413,810
Payment for call options in connection with convertible senior notes issuance	—	—	(52,311,578)
Net cash used in financing activities	(39,082,576)	(82,376,819)	360,305,950

Net change in cash and cash equivalents	(37,464,536)	(3,191,067)	617,739

Cash and cash equivalents at the beginning of the year	43,204,022	5,739,486	2,548,419
Cash and cash equivalents at the end of the year	5,739,486	2,548,419	3,166,158

* * * * *