Form 20-F
period 2015-12-31
Trina Solar LTD
filed 2016-04-19
CIK 1382158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

4,629,129,044 ordinary shares, par value $0.00001 per share, as of
December 31, 2015.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2013, 2014 and 2015.

We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—Fluctuations in exchange rates could adversely affect our business.” On April 15, 2016, the noon buying rate was RMB6.4730 to $1.00.

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

Item 2.                                                         OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.                                                         KEY INFORMATION

A.                                    Selected Financial and Operational Data

The following selected consolidated statement of operations data (other than ADS data) for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheets data as of December 31, 2014 and 2015 have been derived from our audited financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

Our selected consolidated statements of operations data (other than ADS data) for the years ended December 31, 2011 and 2012 and our consolidated balance sheets data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements, which are not included in this annual report.

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands, except for share, per share, per ADS, operating data and percentages)
Consolidated Statement of Operations Data
Net sales	$2,047,902	$1,296,655	$1,774,971	$2,286,119	$3,035,512
Cost of sales	1,715,260	1,239,412	1,556,777	1,900,547	2,468,879
Gross profit	332,642	57,243	218,194	385,572	566,633
Operating expenses:
Selling expenses	100,427	118,885	132,824	135,061	178,119
General and administrative expenses	157,129	176,719	103,523	108,150	132,439
Research and development expenses	44,120	26,511	19,926	22,258	34,099
Provision for settlement of lawsuit with Solyndra	—	—	—	—	45,000
Total operating expenses	301,676	322,115	256,273	265,469	389,657
Income (loss) from operations	30,966	(264,872)	(38,079)	120,103	176,976
Foreign exchange (loss) gain	(27,435)	908	(13,576)	(21,934)	(25,139)
Interest expense	(35,021)	(51,887)	(48,445)	(34,886)	(52,252)
Interest income	3,056	8,552	3,958	2,793	2,862
Derivatives (loss) gain	(11,393)	8,542	2,180	3,422	4,065
Equity in income (loss) of equity method investees	—	—	(746)	(198)	1,741
Other income, net	9,317	6,797	9,442	7,448	7,539
(Loss) income before income taxes	(30,510)	(291,960)	(85,266)	76,748	115,792
Income tax (expense) benefit	(7,310)	25,405	13,030	(15,488)	(29,445)
Net (loss) income	(37,820)	(266,555)	(72,236)	61,260	86,347
Net loss (income) attributable to the non-controlling interests	— (1)	— (1)	210	(1,922)	(9,832)
Net (loss) income attributable to Trina Solar Limited Shareholders	$(37,820)	$(266,555)	$(72,026)	$59,338	$76,515
(Loss) earnings per ordinary share:
Basic	$(0.01)	$(0.08)	$(0.02)	$0.02	$0.02
Diluted	$(0.01)	$(0.08)	$(0.02)	$0.01	$0.02

Earnings (loss) per ADS:
Basic	$(0.54)	$(3.77)	$(1.01)	$0.76	$0.91
Diluted	$(0.54)	$(3.77)	$(1.01)	$0.74	$0.86
Weighted average ordinary shares outstanding:
Basic	3,521,182,416	3,534,829,694	3,553,552,756	3,881,503,977	4,226,950,678
Diluted	3,521,182,416	3,534,829,694	3,553,552,756	4,274,694,832	5,277,943,367
Weighted average ADS outstanding:
Basic	70,423,648	70,696,594	71,071,055	77,630,080	84,539,014
Diluted	70,423,648	70,696,594	71,071,055	85,493,897	105,558,867

Consolidated Financial Data
Gross margin(2)	16.2%	4.4%	12.3%	16.9%	18.7%
Net margin(3)	(1.8)%	(20.6)%	(4.1)%	2.7%	2.8%
Consolidated Operating Data
PV modules shipped (in MW)(4)	1,512.0	1,594.0	2,584.3	3,336.2	4,825.4
Average selling price ($/W)	$1.33	$0.78	$0.64	$0.63	$0.58

(1)              The amount of net loss attributable to the non-controlling interest is less than one thousand for the years ended December 31, 2011 and 2012.

(2)              Gross margin represents the result of gross profit divided by net sales.

(3)              Net margin represents the result of net income (loss) divided by net sales.

(4)              Excludes shipment to our solar power projects segment.

	As of December 31,
	2011	2012	2013	2014	2015
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$816,780	$807,276	$486,686	$392,892	$465,393
Restricted cash	79,602	110,920	74,720	146,929	194,484
Inventories	249,779	318,504	244,532	350,852	431,994
Build-to-sell project assets	8,861	7,960	73,305	60,105	531,344
Accounts receivable, net	466,537	390,157	435,092	608,149	658,836
Total current assets	1,768,722	1,765,487	1,521,701	1,773,346	2,588,932
Property, plant and equipment, net	919,727	893,340	889,752	1,253,543	1,862,136
Total assets	2,877,448	2,864,857	2,567,229	3,199,566	4,693,954
Short-term borrowings and current portion of long-term borrowings	389,472	875,821	935,590	820,252	916,614
Accounts payable	472,092	423,985	461,148	742,007	1,390,162
Total current liabilities	1,007,435	1,479,155	1,540,543	1,749,803	2,602,559
Accrued warranty costs	58,810	65,780	81,743	103,197	129,478
Long-term borrowings, excluding current portion	520,151	415,150	100,502	22,434	521,982
Total equity	1,145,325	881,785	822,479	1,001,079	1,090,563
Total liabilities and equity	$2,877,448	$2,864,857	$2,567,229	$3,199,566	$4,693,954

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

We are affected by solar power markets and industry trends.  Weakened global economic conditions may affect the availability of financing, which in turn would slow the demand for photovoltaic, or PV, projects.  As a result of global economic conditions, some governments may implement austerity measures that reduce the feed-in tariffs, or FITs, and other incentives designed to benefit the solar industry.  In 2008 and 2009, demand for global solar power declined due to decreased availability of financing for downstream buyers of solar power products as a result of the global economic crisis.  During the same period, increased manufacturing capacity combined with decreasing demand and prices caused a decline in the prices of solar power products.  In 2011, a decrease in government payment to solar power producers, which were in the form of FITs and other reimbursements, and a reduction in available financing caused a decrease in the growth in the number of solar power projects in the European markets.  Payments to solar power producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced incentives such as FITs, which require public utility companies to pay higher prices for solar power than for power generated through conventional means. Furthermore, many downstream buyers of solar power products were unable to secure sufficient financing for the solar power projects due to the global credit crunch.  As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations.  These market conditions were exacerbated by an over-supply of solar power products, primarily driven by an increase in manufacturing capacity that continued through 2011, which adversely affected the prices of solar power products.

In 2012, governments further reduced their support in the European markets that have traditionally relied upon FITs to support demand and fewer markets utilized FITs and power purchase agreements to support demand, which in the aggregate resulted in a marked decline in the global growth rate of demand for solar products. Further, in December 2013, anti-dumping and anti-subsidy duties imposed by the European Commissions on crystalline silicon photovoltaic, or CSPV, cells and modules originating in or consigned from China became effective, motivating a number of Chinese solar product manufacturers, including us, to agree to a price undertaking (which we withdrew from effective December 11, 2015), pursuant to which exporters agreed not to sell more than an agreed amount of solar panels or certain related components into the European Union below a minimum price. Both the FITs reduction and the price undertaking resulted in increased prices and further decreases in demand in European markets. The United Kingdom government further reduced FITs in 2015 and closed the renewable obligation certificates scheme for all new PV projects after March 31, 2016, which may cause a further decrease in demand in Europe in 2016 and 2017. Although increases in demand in other regions, including the United States, Japan and India, as well as many other emerging markets in Asia, the Middle East and Africa, are expected to offset the decline in European demand, we cannot assure you that those increases will continue in the future and fully offset the declining demand in Europe.

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

In 2011, solar panel manufacturing companies in the United States filed anti-dumping and countervailing duty petitions with the U.S. government, which resulted in the institution of anti-dumping and countervailing duty investigations relating to imports into the United States of CSPV cells, whether or not assembled into modules, from China. In December 2012, following completion of those investigations by the U.S. International Trade Commission, or Commission, and the U.S. Department of Commerce, or Commerce, anti-dumping and countervailing duty orders were imposed on imports into the United States covered by the investigation, including imports of our products originating from China. The orders required an effective net cash deposit rate on all imports of these covered products of 23.75%, though Commerce revised the effective net cash deposit rate to 30.61% in July 2015 upon issuing the final results of its first administrative review. This rate will remain effective until the final results of the second administrative review are issued, the preliminary results of which were published in December 2015 and proposed an anti-dumping rate for us of 4.53%, compared to rates for all other Chinese exporters ranging from 7.27% to 11.47%, and a countervailing duty rate for us of 19.62%. The final results of the second administrative review are expected to be published by July of 2016. The actual duty rates at which entries of covered merchandise will be finally assessed may differ from the deposit rates because they are subject to completion of ongoing administrative reviews of the anti-dumping and countervailing duty orders.

On December 31, 2013, SolarWorld Industries America, Inc., or SolarWorld, a U.S. producer of solar cells and panels, filed a separate petition with the U.S. government resulting in the institution of new anti-dumping and countervailing duty investigations against imports from China and Taiwan. These investigations resulted in anti-dumping and countervailing duty orders on Chinese exports of CSPV modules that incorporate non-Chinese CSPV cells and anti-dumping duties on CSPV cells and modules from Taiwan.  These anti-dumping and countervailing duty orders exclude from their scope certain products, including any products that are covered by the anti-dumping and countervailing duty orders imposed in 2012.  On December 17, 2014, Commerce issued final rulings that imports of certain CSPV cells and modules were dumped in the United States from China and Taiwan and that imports of certain CSPV cells and modules from China received subsidies. On these imports the Company received an anti-dumping rate of 26.71% and a countervailing rate of 49.79%, which will be in effect until the final determination of the first administrative review.  On January 21, 2015, the Commission affirmed that imports of certain CSPV cells and modules from mainland China and Taiwan materially injure the domestic industry.  The actual duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates, because they will be subject to completion of administrative reviews of these anti-dumping and countervailing duty orders. In February 2016, the Company filed requests for review of the anti-dumping and countervailing orders on its exports of Chinese modules possessing non-Chinese CSPV cells. The Company expects the first administrative reviews to be completed around the third quarter of 2017.

On September 6, 2012 and November 8, 2012, the European Commission announced the initiation of anti-dumping and anti-subsidy investigations, respectively, concerning imports into the European Union of CSPV modules and key components (i.e., cells and wafers) originating in China. On December 5, 2013, the Council of the European Union announced its final decision imposing anti-dumping and anti-subsidy duties on imports of CSPV cells and modules originating in or consigned from China. Both anti-dumping and anti-subsidy duties are applicable for a period of two years beginning on December 6, 2013 to imports from Chinese solar panel exporters who, like us, cooperated with the European Commission’s investigations.  However, on the same day, the European Commission accepted a price undertaking by Chinese export producers in connection with the anti-dumping and anti-subsidy proceedings. As a result, imports from Chinese solar panel exporters that are made pursuant to the price undertaking are exempt from the final anti-dumping and anti-subsidy duties imposed by the European Union. We agreed to comply with the minimum price and other conditions set forth in the undertaking so that our exported products were exempt from the anti-dumping and anti-subsidy duties imposed by the European Commission during the period from December 6, 2013 to December 11, 2015.  The European Commission monitors compliance on an ongoing basis, and there have been allegations of non-compliance to the price undertaking by certain Chinese export producers. Furthermore, on December 5, 2015, the European Commission announced that it was initiating an expiry review investigation during which the anti-dumping and anti-subsidy duties and the price undertaking measures will remain in force.  Effective from December 11, 2015, we have withdrawn from the price undertaking and started to supply EU markets through our tariff-free overseas manufacturing facilities. Currently, production costs at our overseas manufacturing facilities are higher than at our manufacturing facilities in China. If we are unable to produce PV products at our overseas manufacturing facilities and transport them into the EU at a competitive price, or if we cannot otherwise obtain module products at a competitive price, we will be at a competitive disadvantage in the EU markets.

It is also possible that other anti-dumping or countervailing duties or other import restrictive proceedings will be initiated in additional jurisdictions. For example, in November 2012, India initiated anti-dumping investigations against solar cell imports from China, the United States, Malaysia and Taiwan, and in May 2014, India’s Department of Commerce recommended imposing duties on electricity produced on “solar cell” imports from these countries before India’s Ministry of Finance decided against imposing any such duties in September 2014. Further, on May 14, 2014, Australia initiated an anti-dumping investigation against certain CSPV modules or panels exported to Australia from China. Although our policy requires that all of our export sales comply with international trade practices, we cannot guarantee that the government agencies in the jurisdictions in which actions are brought will not impose trade remedy actions. Under the anti-dumping and countervailing duty laws, significant additional duties may be imposed on imports of our products into these countries, which increase our costs of accessing these additional markets. As a result of the duties imposed by the relevant authorities, or if duties are imposed on our PRC-manufactured products, we may adjust our business strategy for selling into these jurisdictions. Any change in our business strategy would create a number of operational and legal uncertainties. Any of the above scenarios may materially and adversely impact our sales, thereby limiting our opportunities for growth.

We have been named as a defendant in certain legal and administrative actions that may have a material adverse impact on our operating results and financial condition.

We must defend against legal and administrative actions described in Item 8 of this annual report, “Item 8.  Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” These include various trade actions as well as a lawsuit brought by Energy Conversion Devices Liquidation Trust, against which the defendants, including us, filed motions to dismiss the claims in their entirety.  The motion to dismiss Energy Conversion Devices Liquidation Trust’s lawsuit was granted by the district court, and the plaintiff filed an appeal with the United States Court of Appeals for the Sixth Circuit, which remains pending. We will continue to defend ourselves in this case, although we cannot be certain that we will be successful in these efforts. We also cannot be certain that we will be able to successfully defend ourselves against these claims if this case or any other case is brought to trial.  We will consider appealing the outcome of these legal and administrative actions should our initial defense be unsuccessful. Although we will vigorously defend ourselves in these cases, we are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these legal and administrative actions and disputes. Any unfavorable outcome from these actions and disputes, including an appeal of the judgment or outcome in these actions and disputes, may have a material adverse effect on our consolidated financial position, results of operations, or cash flows in the future. These legal and administrative proceedings may consume a material portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any such appeal and any adverse outcome of these cases could have a material adverse effect on our business or results of operations.

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

The scope of the government incentives for solar power depends, to a large extent, on political and policy developments relating to environmental concerns in a given country, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. National and local governmental bodies in many of our primary-targeted markets, notably, Germany, Italy, the United Kingdom and other countries in Europe, China, the United States, Australia, India, Japan, as well as other markets in Asia, Africa, the Middle East, Latin America, and the Caribbean Islands have provided economic incentives in the form of capital cost rebates, feed-in tariffs, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products. Policy shifts could reduce or eliminate these government economic incentives altogether.

However, as the solar power industry continues to develop, these government economic incentives have been reduced and could continue to be reduced or be eliminated altogether. For example, in December 2010, the Spanish government reduced the maximum allowable annual operating hours for which PV systems could earn FIT payments. Germany further reduced its FITs in the beginning of 2012 by 15% to up to 24.43 Euro cents per kilowatt hour for rooftop systems and up to 18.76 Euro cents per kilowatt hour for ground-based systems. In September 2012, Germany introduced a further reduction in FITs of 1% monthly for roof-based systems while reducing or eliminating FITs for ground-based systems.  Reductions in FIT programs continued in 2013, 2014 and 2015 across Europe, including in the United Kingdom, Germany, Italy, Spain, Romania and Czech. All such reductions may result in a significant fall in the price of PV products in order to support continued demand. We believe that uncertainty in political and policy developments may lead to increased competition among solar manufacturers. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. Further, austerity measures being implemented by many countries attempting to lower national spending may reduce incentives to the solar industry.  A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenues to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

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

According to PVinsights, polysilicon spot prices dropped sharply in 2015, particularly in the second and fourth quarters of 2015. According to PVinsights, in 2014 and 2015, some Chinese polysilicon suppliers completed significant capacity expansions, which were not accompanied by the proportional increase in polysilicon demand and led to an oversupply and higher inventory levels of polysilicon resulting in falling prices. Furthermore, China imposed anti-dumping and countervailing duties on polysilicon originating from the U.S. and South Korea in July 2015, which created trade barriers and distorted market prices both in China and abroad. Polysilicon prices fell sharply in the second quarter of 2015 due to seasonal demand slow-down and inventory dumping from traders for tariff-targeted polysilicon ahead of China’s implementation of anti-dumping and countervailing duties and the suspension of duty-exempted imports previously allowed for polysilicon used in export-oriented domestic manufacturing. The anti-dumping and countervailing duties led to mild price increases in China during July and August 2015, but the effect was quickly offset by the sharp decline of prices outside China, as restricted producers were forced to concentrate all their sales in the overseas markets, leading to serious oversupply and a price slump. As some foreign polysilicon is still imported into the China market, differences between prices inside and outside of China will gradually narrow, bringing down prices on China’s spot market. Hence, spot prices in China, despite remaining higher than prices overseas, began to decrease by September, and the global price downtrend accelerated in the fourth quarter of 2015 due to the approaching end of the financial year and producers were forced to offer significant price reductions to clear up their high inventory levels. As a result of the combined effect of oversupply, trade-distorting barriers and inventory pressure, average polysilicon prices in 2015 fell by 28.6% from $19.16 per kilogram in January 2015 to $13.69 per kilogram in December 2015. In March 2016, polysilicon prices increased to an average of $15.50 per kilogram due to production reduction by certain manufacturers outside China as a result of China’s anti-dumping and countervailing duties.

We purchase polysilicon from a limited number of international and domestic suppliers. If the market price of polysilicon increases significantly in the future, we would have to pay more to our suppliers and our cost of sales would increase. Moreover, as the prices of other silicon-based raw materials, including ingots and wafers, are correlated to the price of polysilicon, an increase in the price of polysilicon would likely lead to increases in the prices of other silicon-based raw materials that we source from third parties.  We cannot assure you that our polysilicon procurement strategy will be successful in ensuring that we have an adequate supply of polysilicon at commercially viable prices to meet our requirements. Further, if the price of polysilicon increases faster than the increase in the price of PV modules, we may be unable to pass this increase to our customers, or if the price of PV modules decreases more quickly than the decrease in the price of polysilicon, our results of operations could be materially and adversely affected.

We continue to rely on a limited number of third-party suppliers and manufacturers for silicon-based raw materials for our products and toll services, which could prevent us from delivering our products to our customers within required time frames and result in sales and installation delays, cancellations, liquidated damages and loss of market share.

We purchase silicon-based raw materials, including polysilicon, ingots and wafers, from a limited number of domestic and international suppliers, and from time to time we source or contract toll services from third party manufacturers to manufacture some of our polysilicon and wafers. We purchase non-silicon-based raw materials from many sources. If we fail to develop or maintain our relationships with the key third party suppliers or manufacturers, we may be unable to manufacture our products timely or our products may only be available at a higher cost or after a long delay. If we do not deliver products to our customers within the required time frames, we may experience order cancellations, loss of market share and legal action.

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

Our current business strategy includes plans to expand into selected solar power projects markets, which we believe are a natural extension of our vertically integrated business model. Historically, the solar module manufacturing business has accounted for the large majority of our net sales but as we continue to expand our business into the solar power projects segment of the industry, we expect that our solar power projects business will continue to contribute a significant portion of our net sales. These expansion plans may include investments in project companies and joint ventures and forming strategic alliances with third parties to balance system technologies, engineering, procurement and construction services, and related financing needs. These plans may require additional capital expenditures, which could be used in pursuit of other opportunities and investments. Additionally, our experience in the solar power products manufacturing industry may not be as relevant or applicable in downstream markets. We may also face intense competition from companies with greater experience or established presence in the targeted downstream markets or competition from our industry peers with similar expansion plans. Furthermore, we may not be able to manage entities which we invest in or provide adequate resources to such entities to maximize the return on our investments. We may not be able to secure the government approvals or licenses required for construction and operation of solar power projects in a timely manner, or at all. In the case of potential joint ventures and strategic alliances with third parties, we may face risks associated with the sharing of proprietary information, loss of control of operations that are material to our business and profit sharing arrangements. We may also consider acquisitions of existing downstream players, in which we may face difficulties related to the integration of the operations and personnel of acquired businesses and the division of resources between our existing and acquired operations.

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

Upon completing solar projects, we either sell them to third party buyers, or operate them under PPAs or other contractual arrangements with utility or grid operators. For those projects we intend to sell, if we are not able to locate third party buyers and agree to a purchase and sales contract on terms and conditions favorable to us and in a timely manner, or at all, our business, financial condition and results of operations could be materially and adversely affected. In addition, substantially all of our build-to-own ground-mounted solar power projects are located in China, where local subsidiaries of the State Grid Corporation of China, or the State Grid, purchase nearly all of the electricity we generate pursuant to PPAs. Our PPAs for projects located in China generally have terms of one to five years and are subject to renewal by the parties when the original term expires. However, the PRC central government guarantees the FIT at a fixed price for all solar power projects approved by China’s National Development and Reform Commission, or NDRC, for at least 20 years in principle. If we are unable to renew the PPAs when they expire, we may not be able to replace them with agreements of equivalent terms, or at all, or we may experience significant delays or incur additional costs related to securing replacements. Although the local subsidiaries of the State Grid are required under PRC law to purchase all electricity generated by renewable energy producers within their coverage areas, if, for any reason, the local subsidiaries of the State Grid are unable or unwilling to fulfill their obligations or otherwise terminate agreements prior to their expiration, our business, financial condition and results of operations could be materially and adversely affected.

Solar power projects located in China can only receive subsidies from the PRC government after they are listed in the Renewable Energy Electricity Subsidy Catalog issued by China’s Ministry of Finance, the NDRC, and the National Energy Administration from time to time, or the Subsidy Catalog.

Solar power projects located in China can only receive central government subsidies after completing the administrative and perfunctory procedures with the relevant authorities of finance, pricing and energy to be listed in the Subsidy Catalog. In order to be listed in the Subsidy Catalog, ground-mounted projects must submit applications on the national renewable energy website for review with the construction quota and rooftop projects must submit applications to the local grid companies in the area where the projects are located. The Ministry of Finance, the NDRC and the National Energy Administration review the applications of all solar power projects and decide whether to list the projects in the Subsidy Catalog. In 2013, these agencies instituted a number of measures to standardize the approval process and the settlement of subsidies, but there have been significant delays in the listing of projects in the Subsidy Catalog, at times until even after electricity has been sold to the power grid, which has delayed the payment of the government subsidies.  As of the date of this annual report, although our build-to-own ground-mounted projects located in China have met all of the measures of the approval process, we have not received national subsidies for those projects due to administrative delays in listing projects in the Subsidy Catalog. If we do not receive subsidies for our projects in a timely manner or at all, our business, cash flows, financial condition and results of operations may be materially and adversely affected.

Expanding the pipeline of our projects business in several key markets exposes us to a number of risks and uncertainties.

As a greater proportion of our net sales will be derived from our solar power projects business, we will be increasingly exposed to the risks associated with solar power projects. Further, our future success largely depends on our ability to expand our solar power project pipeline. The risks and uncertainties associated with our projects business and our expansion of our solar power project pipeline include:

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

•                                          delays or denial of required approvals, permits or licenses by relevant government authorities in connection with the construction, grid-connection, and operation of solar power projects;

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

Many of our loan agreements include financial covenants. The financial covenants primarily include current ratios, quick ratios, net external gearing ratio, debt to asset ratios, contingent liability ratios, turnover ratio of current assets and minimum equity requirements, which, in general, govern our existing long-term debt and debt we may incur in the future. These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs in a timely manner and complying with these covenants may require us to curtail some of our operations and growth plans. In addition, any global or regional economic deterioration may cause us to incur significant net losses or force us to assume considerable liabilities, which would adversely impact our ability to comply with the financial and other covenants of our outstanding loans. If our creditors refuse to grant waivers for any non-compliance with these covenants, such non-compliance will constitute an event of default which may accelerate the amounts due under the applicable loan agreements.

We have on occasion failed to comply with certain financial covenants in some of our loan agreements. For example, as of December 31, 2015, Trina China was not in compliance with the net external gearing ratio under a loan from Hong Kong and Shanghai Banking Corporation Limited, or HSBC, and Yunnan Matallurgical New Energy Co., Ltd., or Yunnan Matallurgical, was not in compliance with the asset liability ratio and turnover ratio of current assets under loans from China Development Bank or CDB. On March 1, 2016, Trina China obtained a waiver letter from HSBC waiving its compliance obligations for the net external gearing ratio covenant for the remaining duration of the loan. On March 17, 2016, Yunnan Matallurgical obtained a written confirmation from CDB that CDB would waive the right to declare an event of default for Yunnan Matallurgical’s non-compliance with the asset liability ratio and turnover ratio of current assets covenants provided that Yunnan Matallurgical would cure the non-compliance prior to September 17, 2016. We have determined that Yunnan Matallurgical will be able to cure the non-compliance prior to September 17, 2016 and believe that Yunnan Matallurgical will be in compliance with the financial covenants again for the remainder of 2016.

Although we are currently in compliance with or have obtained waivers for non-compliance with all of our existing financial and other covenants under our debt instruments, we cannot assure you that we will be able to remain in compliance with those covenants in the future. We may not be able to cure future violations or obtain a waiver on a timely basis in order to avoid a default. An event of default under any agreement governing our existing or future debt, if not cured by us or waived by our creditors, could have a material adverse effect on our liquidity, financial condition and results of operations.

We have significant outstanding bank borrowings, outstanding convertible senior notes and capital expenditure needs, and we may not be able to arrange adequate financing when our outstanding borrowings mature or when capital expenditures are required.

We typically require a significant amount of cash to fund our operations, especially for prepayments or loans to suppliers to secure our polysilicon supply requirements. We also will require a significant amount of cash to meet future capital requirements, including the expansion of our PV product manufacturing facilities and research and development activities, in order to remain competitive. Future acquisitions, expansions, market changes or other developments may cause us to require additional funds. As of December 31, 2013, 2014 and 2015, our aggregate outstanding borrowings were $1,036.1 million, $842.7 million and $1,438.6 million, respectively, of which approximately $935.6 million, $820.3 million and $916.6 million, respectively, were due within one year. We also had $172.5 million 3.5% convertible senior notes due 2019 and $115.0 million 4.0% convertible senior notes due 2019 as of December 31, 2015. As of December 31, 2015, we had $465.4 million in cash and $194.5 million in restricted cash.

We have historically negotiated with our lenders to renew or rollover our loans shortly before they mature.  However, we cannot assure you that we will be able to renew or rollover these borrowings upon maturity in the future. In the event that we are unable to renew or rollover these borrowings, or if we are unable to obtain sufficient alternative funding at reasonable terms to fulfill relevant repayment obligation, we will have to repay these borrowings with cash generated by our operating activities. Our business might not generate sufficient cash flow from operations to repay these borrowings, some of which are secured by significant amounts of our assets, and at the same time fund our capital expenditures. If we are unable to make scheduled repayments in connection with our debt or other fixed payment obligations as they become due, we may need to renegotiate the terms and conditions of those obligations or obtain additional equity or debt financing. We cannot assure you that our renegotiation efforts would be successful or timely or that we would be able to refinance our obligations on acceptable terms or at all.

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

Because the markets in which we compete are highly competitive and our competitors may have greater resources than us, we may not be able to compete successfully and we may lose or be unable to gain market share.

The market for solar power products is competitive and evolves quickly. We face intense competition, which in the past has resulted in price reductions, reduced margins or loss of market share. We compete with other PV module manufacturing companies, including dedicated PV manufacturers such as First Solar Inc., Golden Concord Holdings Limited, or GCL, Canadian Solar, Inc., JinkoSolar Holding Co., Ltd., JA Solar Holdings Co., Ltd. and Xi’an LONGi Silicon Materials Corp. as well as multinational conglomerates such as Mitsubishi Electric Corporation. We may also face competition in the downstream solar power business from competitors such as Canadian Solar Inc., JinkoSolar Holding Co., Ltd., and GCL, as well as the large Chinese state-owned electric utility enterprises in the downstream solar power business in China. Some of our competitors may have a stronger market position than ours, more sophisticated technologies and products, greater resources and better name recognition than we do. Further, some of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs.

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

Some of our current and potential competitors have longer operating histories, access to a larger customer base, stronger relationships with customers, access to greater resources, and greater economies of scale, financing, sales and marketing, manufacturing, distribution, research and development, technical and other advantages over us. As a result, they may be able to respond more quickly to changing customer demands or market conditions or to devote greater resources to the development, promotion and sales of their products than we can. Our business relies largely on sales of our PV modules and solar power projects, and our competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for PV modules and our projects. New competitors or alliances among existing competitors could emerge and rapidly acquire a significant market share, which would harm our business. Moreover, the key entry barriers to the downstream solar power business at present consist of availability of financing, availability of experienced technicians and executives who are familiar with the industry and the implementation of market access standards. If these barriers disappear or become easier to surmount, new competitors may successfully enter into the market, resulting in increased competition and loss of our market share, which could adversely affect our operating and net margins. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently sell a significant portion of our PV modules to a limited number of customers. In 2013, 2014 and 2015, sales to our top five customers accounted for approximately 18.7%, 34.7% and 23.3%, respectively, of our total net sales. Our largest customer contributed approximately 5.9% of our net sales in 2015. Sales to our customers are typically made through non-exclusive, short-term arrangements. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

•                                          reduction, delay or cancellation of orders from one or

•                                          more of our significant customers;

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

If the practice of requiring customers to make advance payments when they place orders with us declines, we will experience increased needs to finance our working capital requirements and are exposed to increased credit risk.

We have required our customers to make an advance payment of a certain percentage of their orders, a business practice that has helped us to manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. This practice of requiring our customers to make advance payments declined in 2014 in line with market trends. While advance payments from our customers increased in 2015, the practice of requiring advance payments is expected to decline again in 2016, which will pressure us to increase our working capital turnover or obtain additional financing to fund our working capital requirements. In 2015, a majority of our revenues were derived from credit sales, generally with payment schedules due according to negotiated contracts. In addition, some of our customers pay us through drawn upon acceptance, open account and letter of credit terms, which typically take approximately 90 days to 120 days to process in order for us to be paid, although in some instances the settlement period may be longer. Despite the credit payment terms, any of our customers may fail to meet their payment obligations, especially due to the global economic crisis and the resulting decrease in the availability of financing, which would materially and adversely affect our financial position, liquidity and results of operations.

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

We conduct most of our manufacturing in our manufacturing facilities in China, any problem in our facilities may limit our ability to manufacture products. We may encounter problems in our manufacturing facilities as a result of, among other things, production failures, construction delays, human errors, equipment malfunction or process contamination, which could seriously harm our operations. We may also experience fires, floods, droughts, power losses and similar events beyond our control that would affect our facilities. For example, shortages or suspensions of power supplied to us have occasionally occurred due to severe thunderstorms in the area, and have disrupted our operations and caused severe damages to wafers in the process. A disruption to any step of our manufacturing process will require us to repeat each step and recycle the silicon debris, thus adversely affecting our yields. Operating hazards and natural disasters may cause interruption to our operations, property and/or environmental damage as well as personal injuries, and each of these incidents could have a material adverse impact on our results of operations. Although we carry business interruption insurance, losses incurred or payments required to be made by us due to operating hazards or natural disasters that are not fully insured may have a material adverse effect on our financial condition and results of operations.

We have established manufacturing facilities in Thailand and the Netherlands, and commenced original equipment manufacturing, or OEM, with local partners in Vietnam and Malaysia. As we expand our overseas manufacturing capacities, we are exposed to a number of risks including operational risks and compliance risks in our overseas capacities. The production costs of our overseas capacities are currently higher than those of our PRC subsidiaries. We also face risks in compliance with local environmental, safety, health and other labor laws and regulations in each of the jurisdictions we operate.

We plan to build or acquire new facilities to increase our annualized in-house manufacturing capacity of cells and modules from 3,500 megawatts, or MW, and 5,000 MW, respectively, as of December 31, 2015 to 5,000 MW and 6,000 MW, respectively, as of December 31, 2016. We plan to incur capital expenditures of up to $250 million to accomplish our 2016 expansion plans in our manufacturing segment. If we fail to implement that plan as expected, experience a delay in the ramp up or fail to achieve our targeted yields, our business and results of operations may be materially and adversely affected.

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

PV modules are designed to operate for a long period of time and sometimes in harsh natural conditions. We typically sell our PV modules with a ten year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation and we further guarantee that module power output will not decrease by more than approximately 0.7% per year after the initial year of service. We believe our warranty periods are consistent with industry practice. We only began to sell PV modules in November 2004. Although we conduct accelerated reliability testing of our PV modules, our PV modules have not been and cannot be tested in an environment simulating the 25-year warranty period. As a result, we may be subject to unexpected warranty expense and associated harm to our financial results for as long as 25 years after the sale of our products. Our warranty provisions for the years ended December 31, 2013, 2014 and 2015 were $16.6 million, $21.6 million and $28.1 million, respectively. Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

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

The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Market data on the solar power industry are not as readily available as those for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. We sell and market our products to a growing number of worldwide markets where government incentives are accelerating the adoption of solar power. In recent years, we have also increased our sales in newer and emerging solar power markets, which include the United Kingdom and India, as well as other markets in Asia, Africa, the Middle East, Latin America, and the Caribbean Islands. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products in our targeted markets, including:

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

The solar power market is characterized by evolving technologies and standards that result in improved features, such as more efficient and higher power output, improved aesthetics and smaller size. This requires us to develop new solar power products and enhance existing products to keep pace with evolving technologies and changing customer requirements. A variety of competing solar technologies that other companies may develop could prove to be more cost-effective and perform better than our technologies. For example, thin-film technologies are competing technologies in the solar power industry. According to GTM Research, thin-film production was estimated to be 5 gigawatt, or GW, in 2015, compared to approximately 58 GW for crystalline technology. Thin-film technologies allow for lower production costs for solar cells by using lower amounts of semiconductor materials. Thin-film solar cells generally have a lower conversion efficiency rate than crystalline solar cells. Further development in competing solar power technologies may result in lower manufacturing costs or higher product performance than those expected from our PV modules. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine our technology, enhance our existing solar power products, or develop and introduce new products, could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline.

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

We cannot assure you that we will be able to obtain the permits and approvals necessary for all of our future projects. If we fail to receive any permit or approval, we may be ordered to suspend construction and rectify the non-compliance, be charged a fine and, in the worst case scenario, be required to demolish solar power projects, which may materially and adversely affect our business and financial condition.

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

Our future success depends substantially on the continued services of our executive officers, especially Mr. Jifan Gao, our chairman and chief executive officer. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel.  Since our industry is characterized by high demand and intense competition for talent, we also may not be able to attract or retain additional highly skilled employees or other key personnel that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. In addition, we may encounter higher attrition rates in the future, particularly if China continues to experience strong economic growth and because of the going private transaction proposed by Mr. Jifan Gao, our chairman and chief executive officer, and Shanghai Xingsheng Equity Investment & Management Co., Ltd., a subsidiary of Industrial Bank Co., Ltd. incorporated in the People’s Republic of China, or together, the Buyer Group.

If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. If any dispute arises between our executive officers and us, these agreements may not be enforceable in China in light of the uncertainties with China’s legal system, or in another country where they obtain employment. See “— Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.”

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

If we fail to manage our growth effectively, particularly the growth of our new operating segment for solar power projects, our business may be adversely affected.

We have experienced a period of rapid growth and expansion, in particular relating to our solar power projects business, which has placed, and continues to place, significant strain on our management personnel, systems and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, manage our customer relationships and manage our relationship with foundries and assembly and testing houses. All of these endeavors will require substantial management effort and skill and incurrence of additional expenditures. We might not be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business.

We face risks associated with the marketing, distribution and sale of our solar power products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2013, 2014 and 2015, we sold approximately 66.7%, 67.3% and 71.5%, respectively, of our products to customers outside of China. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2015. See “Item 15. Controls and Procedures.” If we fail to maintain effective internal control over financial reporting in the future, it could result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. We have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our independent registered public accounting firm may be temporarily suspended from practicing before the SEC, if it is unable to continue to satisfy SEC investigation requests in the future. If a delay in completion of our audit process occurs as a result, we could be unable to timely file certain reports with the SEC, which may lead to the delisting of our stock.

We have most of our operations in China. Certain of our independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report are located in China, and certain audit procedures are taken place within China’s borders. The Public Company Accounting Oversight Board, or the PCAOB, is currently unable to conduct inspections in China or review audit documentation located within China without the approval of Chinese authorities.

On January 22, 2014, Judge Cameron Elliot, an SEC administrative law judge, issued an initial decision suspending the Chinese member firms of the “Big Four” accounting firms, including our independent registered public accounting firm from practicing before the SEC for six months. In February 2014, the initial decision was appealed. In February 2015, the Chinese member firms of the “Big Four” accounting firms reached a settlement with the SEC over the dispute in relation to access to such accounting firms’ audit documents. As part of the settlement, each Chinese member firms of the “Big Four” accounting firms will pay $500,000 to the SEC while Chinese member firms of the “Big Four” accounting firms will not be suspended from practicing before the SEC unless it fails to comply with certain compliance and cooperation requirements from the SEC.

If the settlement terms are not adhered to, our independent registered public accounting firm may be suspended from practicing before the SEC which could in turn delay the timely filing of our financial statements with the SEC. In addition, it could be difficult for us to timely identify and engage another qualified independent auditor to replace our independent auditor. A delinquency in our filings with the SEC may result in the initiation of the delisting procedures, which could adversely harm our reputation and have other material adverse effects on our results of operation and financial condition.

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

The value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. However, from July 2008 until June 2010, the Renminbi traded stably within a narrow range against the U.S. dollar. In June 2010, the People’s Bank of China increased the flexibility of the exchange rate and between June 30, 2010 and December 31, 2013, the value of the Renminbi appreciated approximately 12.0% against the U.S. dollar, although in 2014, the value of the Renminbi depreciated approximately 2.5% against the U.S. dollar. In August 2015, the People’s Bank of China changed the way it calculates the mid-point price of Renminbi against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. As a result, in 2015, the value of the Renminbi depreciated approximately 5.77% against the U.S. dollar, and from December 31, 2015 through March 25, 2016, the value of the Renminbi further depreciated approximately 0.44% against the U.S. dollar. We cannot predict how government policy will impact the Renminbi exchange rate going forward or whether new policies will be adopted by the PRC government.

Most of our sales are currently denominated in Renminbi, U.S. dollars, Euros, GBP and Japanese Yen, while a substantial portion of our costs and expenses is denominated in Renminbi, with the remainder in U.S. dollars. Fluctuations in currency exchange rates, particularly among the U.S. dollar, Renminbi, Euros, GBP and Japanese Yen, may affect our net profit margins and could result in fluctuations in foreign currency exchange and operating gains and losses. We had a foreign exchange loss of approximately $25.1 million in 2015. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, as we rely entirely on dividends paid to us by our operating subsidiaries, a significant portion of which are in China, any significant fluctuation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares.

We have entered into a series of foreign currency forward contracts with commercial banks to hedge our exposure to foreign currency exchange risk. As of December 31, 2015, we had foreign currency forward contracts with a total contract value of approximately $144.4 million. We do not use foreign currency forward contracts to hedge all of our foreign currency denominated commitments. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we forgo the potential benefits that might result from favorable fluctuations in foreign currency exchange. Any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Furthermore, these financial hedging transactions may not provide adequate protection against future foreign currency exchange rate fluctuations and, consequently, such fluctuations could adversely affect our financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2015 and do not expect to become a PFIC for the current taxable year ending December 31, 2016. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S.  Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

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

Most of our business operations are conducted in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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

We conduct most of our manufacturing operations through our wholly-owned subsidiaries in China, which are limited liability companies established in China. Our subsidiaries in China are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always consistent and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government decisions by the superior government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

The PRC government may determine that the power plant agreements that establish the structure for the acquisition and operation of certain solar power plants before grid connection in China do not comply with PRC regulations.

We are in the business of operating and selling solar power plants, which is subject to a series of national and regional rules and regulations, including Circular on Regulation of Investment and Development of Solar Energy Electric Power Plants promulgated by National Energy Bureau on October 28, 2014 [Guo Neng Xin Neng [2014] No. 477], the NEB Circular.  The NEB Circular prohibits the transfer of solar power project before connecting the solar power project to the State electric power grid, or the State Grid, and requires the investors to make filings with regulators upon a material change of investors during the construction of the projects. Many provisions of the NEB Circular are uncertain and many of its terms lack clear definitions.

We have entered into power plant agreements with certain project entities that hold quotas and construction permits for downstream solar power projects, or the Project Entities.  These power plant agreements enable us, (1) to provide loan financing to the Project Entities for the construction of the power plant, which loan agreements require 100% of the shares of the Project Entities be pledged to us, (2) to acquire 100% of the equity interests of the Project Entity after the completion of construction and connection of the power plants to the State Grid, (3) to have the exclusive rights to select vendors and contractors, as well as to monitor the design and construction of the solar power projects, and (4) to receive all of the income generated from the operation of the solar power plants and consolidate, as variable interest entities, or VIEs, the Project Entities into our consolidated financial statements in accordance with U.S. GAAP and receive dividends from the VIEs. As of December 31, 2014 and 2015, the total number of Projects Entities that we consolidated under the power plant agreements were one and 31, respectively.

In the opinion of our PRC counsel, Fangda Partners, the terms contained and transactions contemplated by the power plant agreements are in compliance with existing PRC laws, rules and regulations.  However, there are still substantial uncertainties regarding the interpretations and application of current PRC laws, rules and regulations. If the PRC government finds that the arrangements under the power plant agreements do not comply with its laws and regulations, including those under the NEB Circular, then the PRC regulatory authorities, including the local authorities in charge of power plants, would have broad discretion in dealing with such violations or failures, including, without limitation:

•                                          revoking our business and operating licenses in solar power projects;

•                                          discontinuing or restricting our operations of the relevant solar power projects;

•                                          imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;

•                                          imposing conditions or requirements with which we or our PRC subsidiary and consolidated entities may not be able to comply;

•                                          requiring us or our PRC subsidiary and consolidated entities to restructure the relevant ownership structure or operations;

•                                          restricting or prohibiting our use of the proceeds from this offering to finance the business and operations of the power plant agreements and their subsidiaries; or

•                                          taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could significantly disrupt our business operations, and may materially and adversely affect our business, financial condition and results of operations. In addition, it is unclear what the impact would be on us and our ability to consolidate the financial results of any of the Project Entities in our consolidated financial statements if the PRC government authorities find our legal structure and contractual arrangements violate PRC laws, rules and regulations. If any of these penalties result in our inability to direct the activities of the Project Entities that most significantly impact its economic performance and/or our failure to receive the economic benefits from the Project Entities, we may not be able to consolidate the Project Entities into our consolidated financial statements in accordance with U.S. GAAP.

Our ability to make distributions and other payments to our shareholders depends to a significant extent upon the distribution of earnings and other payments made by our subsidiaries in the PRC.

We conduct most of our operations in the PRC through PRC subsidiaries. Our ability to make distributions or other payments to our shareholders depends on payments from our subsidiaries in the PRC, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations and the respective articles of association of our PRC subsidiaries, our PRC subsidiaries are required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of these reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2015, these general reserves amounted to $58.6 million, accounting for 5.1% of the registered capital of our PRC subsidiaries. In addition, under the PRC Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, which became effective January 1, 2008, dividends from Trina China, one of our PRC subsidiaries, to us are subject to a 10% withholding tax to the extent that we are considered a non-resident enterprise under the EIT Law. See “—The expiration or reduction of tax incentives by the PRC government may have a material adverse effect on our results of operations” and “Item 4. Information on the Company—B. Business Overview—Regulation—Tax.” Furthermore, if our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Certain portions of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, foreign currency under current account transactions such as dividend payments and trade-related transactions are generally convertible. Accordingly, our PRC subsidiaries are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, the PRC government could take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by our PRC subsidiaries under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if each of our PRC subsidiaries borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance our PRC subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce, or MOFCOM, or its local counterparts. These limitations could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing.

SAFE regulations may limit our ability to finance our PRC subsidiaries effectively and affect the value of your investment and may make it more difficult for us to pursue growth through acquisition.

If we finance our PRC subsidiaries through additional capital contributions, the MOFCOM in China or its local counterpart must approve the amount of these capital contributions. On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC unless otherwise provided by laws and regulations. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope.  Furthermore, on November 9, 2010, SAFE promulgated a notice on relevant issues concerning strengthening the administration of foreign exchange business, which requires the authenticity of settlement of net proceeds from an offshore offering to be closely examined and the net proceeds to be settled in the manner described in the offering documents. In order to further reform the foreign exchange administration system, SAFE issued the Circular on Reform of Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises on March 30, 2015, or Circular 19, which took effect from June 1, 2015 and replaced the SAFE Circular 142.  Circular 19 allows foreign invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operations and provides procedures by which a foreign-invested company may convert and use equity investments made in foreign currencies.  Circular 19 also reiterates, however, the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be used, either directly or indirectly, for purposes beyond its business scope.  Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in practice.

Violations of Circular 19 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to contribute additional capital to fund our PRC operations may be negatively affected, which could materially adversely affect our liquidity and our ability to fund and expand our business.

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

On June 29, 2007, the PRC government promulgated the Labor Contract Law of the PRC, or the PRC Labor Contract Law, which became effective on January 1, 2008. On September 3, 2008, the PRC government promulgated the Implementing Rules on PRC Labor Contract Law, or the Implementing Rules. The PRC Labor Contract Law and the Implementing Rules impose requirements concerning contracts entered into between an employer and its employees and establish time limits for probationary periods and for how long an employee can be placed in fixed-term labor contracts. According to the PRC Labor Contract Law and the Implementing Rules, employers must pay their employees’ wages equal to or above the local minimum wage standards, establish labor safety and workplace sanitation systems, comply with national labor rules and standards and provide employees with appropriate training regarding workplace safety. Furthermore, if we enforce the non-compete provision in a labor contract, we have to compensate the employee on a monthly basis during the term of the non-compete period after the termination or expiration of the labor contract, which may cause additional expenses to us.

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

Risks Related to Our Ordinary Shares and ADSs

Uncertainty concerning the proposed going private transaction may adversely affect our business and the market price of our ADSs.

Our board of directors received a preliminary non-binding proposal letter dated December 12, 2015 from the Buyer Group, to acquire all of our outstanding ordinary shares not owned by them in a going private transaction for $0.232 in cash per ordinary share, or $11.6 in cash per ADS. Our board of directors formed a special committee consisting of two independent directors, Messrs. Sean Shao and Qian Zhao, on December 13, 2015 to consider the proposal.

In order for the proposed going private transaction to be consummated, we must first enter into a merger agreement with the Buyer Group that is approved by our board of directors and later by our shareholders. If the going private transaction is consummated, it would cause us to be delisted from the New York Stock Exchange and become a private company, in which event our shareholders, other than those in the Buyer Group, would not be able to participate in our future growth. If the proposed going private transaction is not approved by either our directors or our shareholders or is for any other reason not consummated, it could adversely affect the market price of our ADSs. Whether consummated or not, the proposed going private transaction risks diverting management focus, employee attention and other resources from strategic opportunities and from operational matters. Also, as the going private transaction develops, certain events such as the execution of any merger agreement, completion of the merger or an amendment to or termination of any merger agreement, may increase the volatility of the trading price of our ADSs. Furthermore, we could be subject to potential lawsuits in connection with the proposed going-private transaction.

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

•                                          sales or anticipated sales of additional ADSs; and

•                                          the proposed acquisition of all of our outstanding shares not currently owned by the Buyer Group in a going private transaction.

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

We are a Cayman Islands company and the large majority of our assets are located outside of the United States. A significant portion of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts.

Item 4.                                                         INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

Our legal and commercial name is Trina Solar Limited. Our predecessor company, Trina China, was incorporated in December 1997. In anticipation of our initial public offering, we incorporated Trina, a listing vehicle, as an exempted company limited by shares under the laws of the Cayman Islands on March 14, 2006. Trina acquired all of the equity interests in Trina China through a series of transactions that have been accounted for as a recapitalization and Trina China became our wholly-owned subsidiary. We conduct most of our operations through Trina China and other subsidiaries in the PRC. In December 2006, we completed our initial public offering of our ADSs and listed our ADSs on the New York Stock Exchange. In June 2007, we completed a follow-on public offering of 5,406,280 ADSs sold by us and certain selling shareholders. In July 2008, we completed public offerings of $138 million aggregate principal amount of convertible senior notes due 2013, all of which we redeemed, together with all accrued but unpaid interest, as of the maturity date on July 15, 2013, and 8,146,388 ADSs for a related ADS borrowing facility. In August 2009, we completed a follow-on public offering of 5,175,000 ADSs. In March 2010, we completed another follow-on public offering of 9,085,000 ADSs. In June 2014, we completed a private placement of $172.5 million aggregate principal amount of 3.5% convertible senior notes due 2019, and a concurrent follow-on public offering of 10,120,000 ADSs. In October 2014, we completed a private placement of $115 million aggregate principal amount of 4.0% convertible senior notes due 2019, and a concurrent follow-on public offering of 10,333,785 ADSs, 2,504,000 ADSs of which were sold by us and 7,829,785 ADSs of which were loaned pursuant to an ADS borrowing facility related to the concurrent private placement of senior notes.

Our board of directors received a preliminary non-binding proposal letter dated December 12, 2015 from the Buyer Group to acquire all of our outstanding ordinary shares not owned by them in a going private transaction for $0.232 in cash per ordinary share, or $11.6 in cash per ADS. Our board of directors formed a special committee consisting of two independent directors, Messrs. Sean Shao and Qian Zhao, on December 13, 2015 to consider the proposal. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares and ADSs—Uncertainty concerning the proposed going private transaction may adversely affect our business and the market price of our ADSs.”

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

We produce standard monocrystalline PV modules ranging from between 215 watts, or W, and 230 W to between 275 W and 295 W in power output for 60 cell and between 325 W and 350 W for 72 cell and multicrystalline PV modules ranging from between 260 W and 270 W to between 305 W to 320 W in power output. We build our PV modules to general specifications, as well as to our customers’ and end-users’ specifications. We sell and market our products worldwide, including China and the United States, where government incentives have accelerated the adoption of solar power. In recent years, we have also increased our sales in newer and emerging solar power markets, which include the United Kingdom and India, as well as other markets in Asia, Africa, the Middle East, Latin America, and the Caribbean Islands. We have established regional headquarters and offices located in Europe, North America and Asia to target sales and distribution in those markets. We primarily sell our products to wholesalers, power plant developers and operators and PV system integrators, including NVT, LLC dba SunEdison, Sanshin Electronics Co., Ltd., Solar City, SunEnergy1, FLS Energy, Welspun Energy Private Limited, Vivint Sloar Developer, LLC, Bluefield SIF Investments Limited, Consolidated Edison Development, TBEA Xinjiang Sunoasis Co., Ltd.

We have expanded into the downstream solar power projects market. In 2015, we completed and connected 425.0 MW of build-to-own projects in China, completed and connected 210.9 MW of build-to-sell projects in China, and completed and sold 50.0 MW of build-to-sell projects in Europe. We anticipate completing between 750 MW and 850 MW of projects during 2016, including significant projects in China and globally. Our integrated manufacturing model and experience as a provider of high quality solar solutions have allowed us to successfully grow our solar power project business and develop a strong solar project pipeline to support future expansion.

As of December 31, 2015, we had an annualized in-house manufacturing capacity of ingots of approximately 2,300 MW, wafers of approximately 1,800 MW, cells of approximately 3,500 MW and modules of approximately 5,000 MW. In order to fill the gap between our needs for PV cells and our ingots and wafer manufacturing capacities that was created by strong market demand, and to achieve export cost advantages to certain markets, we contract toll services from third party manufacturers to process ingots and wafers and source wafers from our suppliers and strategic partners. Subsequently, we have developed relationships with various domestic and international suppliers of ingots and wafers.

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

We began our research and development efforts in solar power products in 1999. We began our system integration business in 2002, our PV module business in late 2004, and our production of solar cells in April 2007. We began to develop solar power projects in 2009, and strategically entered the solar power project market in 2013. In 2013, 2014 and 2015, we generated net sales of $1,775.0 million, $2,286.1 million and $3,035.5 million, respectively. We recorded a net loss of $72.2 million, a net income of $61.3 million, and a net income of $86.3 million in 2013, 2014 and 2015, respectively.

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

Our manufacturing segment designs, develops, manufactures and sells high efficiency PV modules world-wide. The manufacturing segment is comprised of the production of mono- and multi-crystalline silicon ingots, wafers, cells and related products and the subsequent assembly and marketing of PV modules. PV modules are arrays of interconnected solar cells encased in a weatherproof frame. We produce standard monocrystalline PV modules ranging from between 215 W and 230 W to between 275 W and 295 W in power output for 60 cell and between 325 W and 350 W for 72 cell and multicrystalline PV modules ranging from between 260 W and 270 W to between 305 W to 320 W in power output, built to general specifications for use in a wide range of residential, commercial, industrial and other solar power generation systems. The variation in power output is based on the conversion efficiency of the cells used in our PV modules, as well as the types of cells. We assemble PV modules either from monocrystalline or multicrystalline cells. We also design and produce PV modules based on our customers’ and end-users’ specifications. Our PV modules are sealed, weatherproof and able to withstand high levels of ultraviolet radiation and moisture. We sell our module products under our own brand.

Our solar power projects segment designs, constructs, operates and sells solar power projects in China, the United Kingdom, the U.S. and other European and Asian countries. We engage in the full life-cycle of solar projects development including project selection, design, financing, permitting, engineering, procurement, construction, installation, monitoring, operation and maintenance. We either sell completed solar projects to third party buyers, or operate them under the PPAs, or other contractual arrangements with utility or grid operators. In December 2015, we split our solar power project business unit, or SBU, into two separate units: a China SBU and an international SBU, which are still under the same management. The China SBU focuses on PV power plants in China, including the development and sales, engineering, procurement and construction, or EPC, and operation & maintenance, and the international SBU focuses on developing PV power plants in key international markets.

Manufacturing Segment

We manufacture ingots, wafers, cells and modules. We plan to build or acquire new facilities to increase our annualized in-house manufacturing capacity of cells and modules from 3,500 MW and 5,000 MW, respectively, as of December 31, 2015 to 5,000 MW and 6,000 MW, respectively, as of December 31, 2016.  This increase will take place as we improve the efficiency of our current facilities and build new greenfield facilities. We also seek for opportunities to access new production capacity that will strategically complement our current capacity through acquisitions or partnerships.  We plan to incur capital expenditures of up to $250.0 million to accomplish our 2016 expansion plans in our manufacturing segment. The following table sets forth our manufacturing capacity and production output in MW equivalent of module production as a result of our expansion for each of our facilities.

Manufacturing Facility	Manufacturing Commencement Date	Annualized In-House Manufacturing Capacity as of December 31, 2015		Production Output for the Year Ended December 31, 2015		Estimated Maximum Annualized In- House Manufacturing Capacity as of December 31, 2016
Silicon ingots	August 2005	2,300 MW	(1)	2,501 MW	(2)	2,300 MW
Silicon wafers	February 2006	1,800 MW	(1)	2,492 MW	(2)	1,800 MW
Solar cells	April 2007	3,500 MW	(1)	3,884 MW	(2)	5,000 MW
PV modules	November 2004	5,000 MW	(1)	5,873 MW	(2)(3)	6,000 MW

(1)              Approximate figures.

(2)              The amount by which production output exceeds manufacturing capacity is largely attributable to our arrangements with original equipment manufacturers.

(3)              Includes modules produced but not shipped as of December 31, 2015.

The key components of our manufacturing process are as follows:

•                                          Silicon feedstock. We purchase polysilicon from various suppliers, including silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies. Our ability to mix the materials in the right proportion is critical to the production of high-quality silicon ingots. In the fourth quarter of 2015, we had an average silicon usage of approximately 5.1 grams per watt, compared to approximately 5.3 grams per watt in the fourth quarters of both 2014 and 2013.

•                                          Ingots. We began commercial production of multicrystalline ingots in November 2007. As of December 31, 2015, we had 184 directional solidification system, or DSS, furnaces for the manufacturing of multicrystalline ingots, which can yield 2,300 MW of modules annually based on current manufacturing processes. To produce multicrystalline ingots, molten silicon is changed into a block through a casting process in a DSS furnace. Crystallization starts by gradually cooling the crucibles in order to create multicrystalline ingot blocks. The resulting ingot blocks consist of multiple smaller crystals as opposed to the single crystal of a monocrystalline ingot.

•                                          Wafers. We began manufacturing wafers in February 2006. Currently, we slice monocrystalline and multicrystalline wafers to a thickness of approximately 185 microns, while maintaining a low breakage rate. After the ingots are inspected, monocrystalline ingots are squared by squaring machines. Through high-precision cutting techniques, the squared ingots are then sliced into wafers by wire saws using steel wires and silicon carbon powder. To produce multicrystalline wafers, multicrystalline ingots are first cut into pre-determined sizes. After a testing process, the multicrystalline ingots are cropped and the usable parts of the ingots are sliced into wafers by wire saws by the same high-precision cutting techniques used for slicing monocrystalline wafers, while the unusable parts are melted down for reuse. After being inserted into frames, the wafers go through a cleansing process to remove debris from the previous processes, and are then dried. Wafers are inspected for contaminants then packed and transferred to our solar cell production facilities. Our annual wafer manufacturing capacity as of December 31, 2015 was approximately 1,800 MW based on current manufacturing processes.

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

•                                          Solar cells. We currently produce our own solar cells for use in our PV modules. To reduce our dependence on third-party solar cell manufacturers and to increase our efficiencies both in solar cell and PV module manufacturing, we began the production of monocrystalline cells in April 2007 and achieved a conversion efficiency of up to 20% as of December 31, 2015 on a test production line basis. In November 2007, we began producing multicrystalline cells and achieved a conversion efficiency of up to 18.3% as of December 31, 2015 on a mass production basis. As of December 31, 2015, we had 79 production lines with a total annualized in-house manufacturing capacity of approximately 3,500 MW.

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

•                                          PV modules. We began module manufacturing in November 2004. We increased our annualized in-house manufacturing capacity of modules from approximately 6 MW per year as of November 2004 to approximately 5,000 MW per year as of December 31, 2015.

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

Solar Power Projects Segment

We design and construct solar power projects in China, the United Kingdom, Japan, the Middle East and India.  Once construction is complete we either hold and operate the project or sell it to a third party. This segment enables us to capture additional portions of the value chain in the solar industry. We engage in the full life-cycle of developing and operating solar power projects, including project selection, design, permitting, engineering, procurement, construction, installation, monitoring, operation and maintenance. We began to develop solar power projects in 2009, and strategically entered the solar power project market in 2013. Our solar power projects segment has grown significantly in the past three years.  The solar power projects business is growing quickly in China, supported by favorable government policies, and we expect this segment to be strategically important to us and continue to grow.

Solar Power Projects Development Process

Our solar power projects development process primarily consists of the following stages:

•                                          Project selection.  We search for project opportunities inside and outside of China. Our business team closely monitors the solar power projects market and gathers market intelligence to identify project development opportunities. We engage reputable law firms and consulting firms led by our internal due diligence team to conduct feasibility studies of the potential projects and select projects based on such studies. As we consider undertaking new solar power projects, we weigh a number of factors including location, local policies and regulatory environment, the availability of funding for both us and prospective purchasers and potential internal rate of returns.

•                                          Project financing. We typically include project financing plans in our feasibility studies and implement those plans after obtaining internal approval for the projects. Usually we finance 25% to 30% of our projects using our own funds and 70% to 75% through external financing, such as short-term bridge debt financing or long-term project loans collateralized by project assets.

•                                          Permitting and approval. We generally obtain permits and approvals for solar projects using our internal team and collaborating with other developers. We may also acquire projects that are in various stages of the permitting and approval process. The permits and approvals required for solar power projects vary depending on project location. In certain instances, in order to avoid some of uncertainties surrounding the regulations governing the permitting and approval process, we have entered into power plant agreements with unrelated project entities that have already obtained the required permits and approvals. These power plant agreements enable us to provide financing to the solar projects and then acquire the equity interests in the project entities after the project has completed construction and is connected to the State Grid. For a discussion of the risks associated with power plant agreements, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government may determine that the power plant agreements that establish the structure for the acquisition and operation of certain solar power plants before gird connection in China do not comply with PRC regulations.”

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

•                                          Build-to-sell projects. We usually determine whether a project is a build-to-sell project before commencing construction.  Most of our overseas projects and some of our projects in China are build-to-sell projects. We actively market our build-to-sell projects throughout the development process, and usually are able to identify and engage purchasers before the completion of construction.

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

Our Project Portfolio

In 2015, we completed and connected 425.0 MW of build-to-own projects in China, completed and connected 210.9 MW of build-to-sell projects in China, and completed and sold 50.0 MW of build-to-sell projects in Europe.

As of December 31, 2015, our completed and connected projects consisted of 26 build-to-own projects with a total designed capacity of 658.3 MW located in China, Greece, Italy and the United Sates and 21 build-to-sell projects with a total designed capacity of 210.9 MW in China. Our completed but not yet connected projects consisted of a 40.0 MW project located in China. Our projects under construction included 27 projects with a total designed capacity of 537.9 MW, including 25 build-to-sell projects with a total designed capacity of 423.4 MW located in China, the United Kingdom and Japan and two build-to-own projects with a total designed capacity of 114.5 MW located in China, all of which are expected to be completed and connected to the grid in 2016. Our projects in pipeline as of December 31, 2015 included 46 projects with a total designed capacity of 1,036.9 MW, including 774.4 MW build-to-sell projects and 262.5 MW build-to-own projects. “Projects in pipeline” are those projects that have been internally approved to start the permitting process but have not started construction.

As of December 31, 2015, our build-to-sell project portfolio mainly consisted of:

•                                          21 completed and connected projects with a total designed capacity of 210.9 MW, which included six ground-mounted solar power projects with a total capacity of 90.0 MW and 15 industrial rooftop solar power projects with a total capacity of 120.9 MW in China;

•                                          25 projects under construction with a total designed capacity of 423.4 MW located in China, the United Kingdom, and Japan; and

•                                          42 projects in pipeline with a total designed capacity of 774.4 MW, including 547.9 MW of projects located in China, 218.1 MW of projects located in Japan and 8.4 MW of projects located in Chile.

As of December 31, 2015, our build-to-own project portfolio mainly consisted of:

•                                          26 completed and connected projects with a total designed capacity of 658.3 MW, including seven ground-mounted solar power projects with a total capacity of 555.5 MW and 14 industrial rooftop solar power projects with a total capacity of 80.6 MW in China, two solar power projects in Greece with a total designed capacity of 16.0 MW, a 2.0 MW solar power project in Italy, and two solar power projects in the United States with a total designed capacity of 4.2 MW.  The 22.2 MW of overseas projects were completed and connected to the grid in 2013. 555.5 MW of ground-mounted solar power projects and 80.6 MW of industrial rooftop solar power projects located in China were connected to the grid in 2014 and 2015;

•                                          one 40.0 MW completed but not yet connected project located in China;

•                                          two projects under construction with a total designed capacity of  114.5 MW, which are located in China and are expected to be completed in 2016. In August 2014, we entered into a share purchase agreement to acquire 90% of the equity interest in Yunnan Metallurgical New Energy, which held a 300.0 MW project in southern Yunnan Province, or the Yunnan Project. We completed the share transfer registration with the Yunnan Administration for Industry and Commerce in September 2014. The Yunnan Project has connected 245.5 MW as of December 31, 2015, and plans to complete grid connection with full capacity before June 2016; and

•                                          four projects in pipeline with a total designed capacity of 262.5 MW, including three solar power projects with a total designed capacity of 250.0 MW located in China and one 12.5 MW solar power project located in India.

The following table sets forth our project portfolio in our strategic markets as of December 31, 2015:

	Completed Projects					Projects Under Construction			Projects in Pipeline
	Build- to-sell	Build- to-own		Sub- total		Build- to-sell	Build- to-own	Sub- total	Build- to-sell	Build- to-own	Sub- total
	(in MW)
China	210.9	676.1	(1)	887	(2)	394.7	114.5	509.2	547.9	250	797.9
Europe	—	18		18		24.3	—	24.3	—	—	—
Japan	—	—		—		4.4	—	4.4	218.1	—	218.1
Others	—	4.2		4.2		—	—	—	8.4	12.5	20.9
Total	210.9	698.3		909.2		423.4	114.5	537.9	774.4	262.5	1,036.9

(1)              Consists of 636.1 MW of projects completed and connected and a 40.0 MW project completed and not yet connected.

(2)              Consists of 847.0 MW of projects completed and connected and a 40.0 MW project completed and not yet connected.

Suppliers and Contractors

Manufacturing Segment

Our manufacturing business depends on our ability to obtain silicon-based raw materials, including polysilicon, ingots and wafers. We procure polysilicon primarily from domestic and international manufacturers. In addition to our headquarters, we have two offices located in Japan and Europe to conduct procurement activities. We believe our procurement team’s geographical proximity to the supply sources helps us better communicate with the suppliers and respond to them more efficiently. We believe our efforts to procure silicon-based raw materials from various sources will enable us to better control the silicon supply chain, increase manufacturing efficiency, and reduce margin pressure.

We have entered into medium-term and long-term supply contracts to procure silicon feedstock of different grades with Chinese and international suppliers. These medium-term and long-term suppliers include Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd., or Jiangsu Zhongneng, and Changzhou GCL Photovoltaic Technology Co., Ltd., or GCL (Changzhou), both of which are subsidiaries of GCL. Our medium-term and long-term contracts have delivery terms up to 2020 with variable prices. Generally we negotiate purchase quantities annually. These contracts also require us to make an advance payment of a certain negotiated amount.

To secure sufficient feedstock to support our planned sales growth, in March 2008, we entered into an eight-year framework polysilicon supply agreement with Jiangsu Zhongneng, a supplier of polysilicon based in Jiangsu, China. In August 2008, we expanded the scope of the supply of polysilicon under this agreement to wafers. In August 2009, we extended the term of this supply agreement by another five years. In December 2010, Jiangsu Zhongneng assigned all of its obligations and rights under this supply agreement with respect to the wafer supply to GCL (Changzhou), a wafer supplier based in Jiangsu, China. Under a supplemental framework long-term agreement we entered into in March 2010 with Jiangsu Zhongneng, Jiangsu Zhongneng has agreed to supply to us up to an aggregate of 27,220 tons of polysilicon through 2020. Under a supplemental framework long-term wafer supply agreement we entered into with GCL (Changzhou) in January 2011, GCL (Changzhou) has agreed to supply to us wafers sufficient to produce up to an aggregate of 19,737 MW of PV modules over ten years from January 2011 to December 2020, and we have agreed to procure not less than 50% of our outsourced wafer requirement from GCL (Changzhou) each year during the term of the agreement. Under our agreements with GCL (Changzhou) and Jiangsu Zhongneng, the prices of the polysilicon and wafers were initially predetermined subject to periodic adjustments. Due to the volatility of polysilicon prices, we have negotiated actual polysilicon and wafer purchase amounts and prices under our long-term framework agreement with GCL (Changzhou) from time to time. For example, in January 2014, February 2015 and January 2016, we entered into supplemental agreements with GCL (Changzhou) and Jiangsu Zhongneng to modify our total wafer and polysilicon purchase quantities for 2014, 2015 and 2016, respectively, among other things. We expect to further negotiate our purchase commitments in the future taking into account market conditions.

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

Solar Power Projects Segment

We use solar modules that we produce in our solar power projects, which generally constitute a substantial portion of the average total costs. We procure inverters and other equipment of solar power projects from a broad range of reputable suppliers. We hire and supervise reputable local third-party contractors to construct solar power projects.  Our internal engineering team typically designs, operates and maintains our solar power projects located in China, and we engage third-party service providers to provide design, operation and maintenance services for our solar power projects located overseas.  We employ a number of measures to manage and monitor the performance of our contractors in terms of both quality and delivery schedule, including on-site supervisors, periodic inspections and reports. Under the construction agreements, we are generally entitled to compensation if our contractors fail to meet the prescribed quality requirements and deadlines.

Quality Assurance

Manufacturing Segment

We have an experienced quality management team that includes new product introduction planning, manufacturing quality control, supply chain quality management, customer quality support, quality reliability assurance, quality assurance system, calibration center and continual improvement office. We have established and maintain quality management systems in accordance with the requirements of ISO9001:2008 and reliability assurance systems in accordance with the requirements of JIS Q8901:2012. We have also obtained RoHS and REACH certification. We own one of the key national laboratories for PV science and technology, which has obtained ISO/IEC17025 certification from China National Accreditation Service for Conformity Assessment and test capabilities in the key laboratory that satisfy IEC61215/IEC61730 and UL1703 test requirements. Our products have obtained certification in accordance with the standards of IEC61215:2005, IEC61730:2004 and UL1703:2012. In 2014, we won the Changzhou Mayor Award for Quality and the “Rheinland Star Photovoltaic Module Award” granted by TUV Rheinland. In 2015, we won the Jiangsu Province Quality Management Excellence Award.

In May 2010, we entered into a strategic partnership agreement with TÜV Rheinland Group, or TÜV Rheinland, Underwriters Laboratories Inc., or Underwriters Laboratories, and China General Certification Center, three of the leading certification bodies. Under the agreement, TÜV Rheinland, Underwriters Laboratories and China General Certification Center will perform product certification tests at our Changzhou PV testing center and other facilities, allowing us to introduce our newest certified product lines in the shortest time to our customers. In October 2012, the testing center for key national laboratory of PV science and technology at Trina Solar received the official certification issued by Underwriters Laboratories, which recognizes our testing center as Underwriters Laboratories’ first global PV customer data program testing center. In 2013, Trina Solar was awarded the “Top Brand PV” seal in the “Modules” category in Germany by EuPD Research.

Our outstanding quality management team, advanced quality management systems, international first-class quality management hardware and environmental protection initiatives ensure our products are continually of a high quality to satisfy our customers, while also achieving our sustainable development goals.

The following table sets forth the major certifications we have received and major test standards our products have met as of December 31, 2015.

Certification Test Date	Certification or Test Standard	Relevant Products

January 2016	ISO 9001:2008 quality management system certification

Design, manufacture and sales of ingots, casting, silicon wafers, solar cells and PV solar modules; design, sales and service of PV application product; design, sales, installation and service of PV system

December 2015	ISO 14001:2004 environmental management system

Design, manufacture and sales of ingots, casting, silicon wafers, solar cells and PV solar modules; design, sales and service of PV application product; Design, sales, installation and service of PV system

December 2015	OHSAS18001 occupational health and safety management system

Design, manufacture and sales of ingots, casting, silicon wafers, solar cells and PV solar modules; design, sales and service of PV application product; Design, sales, installation and service of PV system.

Certification Test Date	Certification or Test Standard	Relevant Products

May 2015	ISO 14064-1:2006 Specification with guidance at the organization level for quantification and reporting of greenhouse gas emissions and removals	Design, manufacture and sales of silicon, ingots, casting, silicon wafers, solar cells and PV solar modules

August 2015	ISO50001 EnMS certification regarding energy consumption	Energy management activities involved in the design, development and production of polycrystalline ingot, silicon wafers, cells and modules.

November 2014	PAS2050:2011 product carbon footprint certification	TSM-PC05A PV modules TSM-PC14 PV modules TSM-PDG5 PV modules

November 2014	ISO/TS 14067:2013	TSM-PC05A PV modules TSM-PC14 PV modules TSM-PDG5 PV modules

December 2014	JIS Q 8901 Certification from TÜV Rheinland	PV modules

December 2009	RoHS certification	PV modules

June 2014	REACH certification	PV modules

June 2013	ISO/IEC17025 CNAS laboratory accreditation certification	PV product testing center

October 2015	TÜV Rheinland product certification	PV modules sold in Europe

February 2015	TÜV SÜD product certification	PV modules sold in Europe

December 2015	MCS certification	PV modules sold in the United Kingdom

December 2015	CGC	PV modules sold in China

February 2015	JET product certification	PV modules sold in Japan

February 2015	JET product certification	PV modules sold in Japan

December 2015	Clean Energy Council (CEC)	PV modules sold in Australia

February 2015	SII product certification	PV modules sold in Israel

April 2015	UL 1703 certification	PV modules sold in North America

Certification Test Date	Certification or Test Standard	Relevant Products

June 2015	CSA certification(UL1703)	PV modules sold in North America

October 2015	Ammonia test	Special requirement from customer

October 2015	Salt mist test	Special requirement from customer

December 2015	Sand blast test	PV modules

September 2015	PID testing	PC05, PC14

July 2015	UL1500V certification	TSM-PE05A and TSM-PE14A polycrystalline modules

July 2015	IEC 1500V certification	TSM-PE05A and TSM-PE14A polycrystalline modules

September 2015	Brazil Listing	PV modules PC14

December 2015	CEC CA	PV modules

Solar Power Projects Segment

We have strict and comprehensive quality control standards and measures in every stage of the solar projects development process.  We conduct comprehensive market due diligence to identify solar projects that have projected internal returns that meet our standards. Our experienced and qualified engineering team designs the projects with technical specifications that provide for the quality and performance of our solar power plants.  PV modules used in our solar power projects are from our manufacturing business that have the certifications and meet test standards discussed above. Our PV modules typically come with a ten-year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. We further guarantee that module power output will not decrease by more than approximately 0.7% per year after the initial year of service. We closely monitor and supervise construction contractors as part of the quality control process, who also typically provide warranties and performance guarantees of up to five years.  Our operating and maintenance team and third party service providers tests, checks and continuously monitors the quality and performance of our operating solar power projects.

Customers and Markets

Manufacturing Segment

In our manufacturing segment, we currently sell our PV modules primarily to power plant developers and operators, wholesalers and PV system integrators. We focus on different types of clients depending largely upon the demand in specific markets. We work with solar power plant developers and operators, who tend to be large volume purchasers, by supplying PV modules for downstream projects. PV system integrators typically design and sell integrated systems that include our branded PV modules along with other system components. Some of the PV system integrators also resell our modules to other system integrators. Our major customers in 2015 included NVT, LLC dba SunEdison, Sanshin Electronics Co., Ltd., Solar City, SunEnergy1, FLS Energy, Welspun Energy Private Limited, Vivint Sloar Developer, LLC, Bluefield SIF Investments Limited, Consolidated Edison Development, TBEA Xinjiang Sunoasis Co., Ltd.  We have a quality customer base as many of our customers are well-known wholesalers and system integrators in their respective markets and are expanding to become multinational PV companies.

A small number of customers have historically accounted for a significant portion of our net sales. Our top five customers collectively accounted for approximately 18.7%, 34.7% and 23.3% of our net sales in 2013, 2014 and 2015, respectively. Our largest customer contributed approximately 5.9% of our net sales in 2015.

We currently sell most of our PV modules to customers located in the United States, China, Japan and Europe. Solar manufacturers like us have capitalized on government and regulatory policies promoting solar power in many jurisdictions. In order to continue growing our sales and to reduce our exposure to any particular market segment, we intend to broaden our geographic presence and customer base. The United States, China and Japan are our most important markets and in 2015, the United States, China and Japan accounted for 34.7%, 28.5% and 11.4% of our net sales, respectively. In 2015, our sales of PV modules in the United States, China and India increased significantly and we increased our market presence globally. We have built our brand as one of the top global solar brands.

To enhance our sales capabilities in the European, American and Asian (excluding China) markets, we have established regional headquarters in San Jose, Zurich, Tokyo and Singapore. We also have established sales and business development offices in Madrid, Beijing, Shanghai, Munich, Abu Dhabi, Sydney, Chengdu, Urumqi, Santiago and New Dehli, all to support our growing base of customers and to seek out business development opportunities in the regions.  We also plan to drive our sales growth through expansion into downstream arrangements in major markets such as system integrations and project developments. We believe these actions will help reduce the effects of reduced incentives from the governments of certain European countries.

The following table sets forth our total net sales by geographical region for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
Region	Total Net Sales	Percent	Total Net Sales	Percent	Total Net Sales	Percent
	(in thousands, except for percentages)
China	$591,071	33.3%	$747,811	32.7%	$864,108	28.5%
Europe	548,557	30.9	219,291	9.6	331,681	10.9
United States	302,270	17.0	634,446	27.8	1,053,637	34.7
Japan	147,403	8.3	457,901	20.0	345,567	11.4
India	79,105	4.5	67,359	2.9	242,950	8.0
Others	106,565	6.0	159,311	7.0	197,569	6.5
Total	$1,774,971	100.0%	$2,286,119	100.0%	$3,035,512	100.0%

We conduct our PV module sales typically through short-term and medium-term contracts with terms of one year or less or, to a lesser extent, long-term sales or framework agreements with terms of generally one to two years. Our short-term and medium-term contracts provide for an agreed sales volume at a fixed price. Our long-term sales or framework agreements provide for a fixed sales volume or a fixed range of sales volume to be determined generally two to three quarters before the scheduled shipment date. Prices for long-term sales or framework agreements are generally determined one month prior to the start of the quarter of the scheduled shipment date. Compared to short-term and medium-term contracts, we believe our long-term sales or framework agreements not only provide us with better visibility into future revenues, but also help us enhance our relationships with our customers.

We may require advance payments depending on the credit status of our customer, our relationship with the customer, market demand and the terms of the particular contract. Our contracts with customers stipulate different post-delivery payment schedules based on the credit worthiness of the customer. We enhanced our credit control policy in 2015 and our accounts receivable turnover days were approximately 78 days in 2015, compared to 99 days in 2014. More than 90% of our overseas credit sales are insured against non-payment by our customers. The amount of credit line insurance coverage for each transaction is based on a rating assigned by the insurer to the customer, based on that customer’s credit history.

Pursuant to our sales contracts, we provide customers with warranty services. Our PV modules were historically sold with a two or five year warranty for defects in material and workmanship and a minimum power output warranty for up to 25 years following the date of purchase or installation. In 2011, we extended the warranty for defects in material and workmanship to ten years and began to guarantee that module power output will not decrease by more than approximately 0.7% per year after the initial year of service.

We seek to better serve our customers and end users by setting up local offices with sales and marketing, sales support and logistics teams close to them. We are also expanding our range of value-added services to customers. We serve residential and commercial end-customers through a network of local distributors and system integrator partners. For distributors and system integrators, we provide marketing support, logistics support that minimizes handling and administrative costs, and pre-sale and post-sale supports that include customized product selection, technological and installation support. We offer a three-pronged service solution featuring complementary design services, high performance “Honey” modules and the rapid install Trinamount racking system, a proprietary system to mount PV modules onto residential and commercial rooftops. For our customers in the utility sector, we will continue to provide a greater level of pre-sale due diligence and technical input to facilitate their procurement.

Solar Power Projects Segment

We sell our build-to-sell projects to predetermined or committed purchasers. For our build-to-own projects, we sell the electricity generated from those projects to the local transmission grid.  Purchasers of build-to-sell projects include large utility companies or other power producers that desire to sell the electricity from the projects to local power suppliers. We focus on countries and regions where the solar power industry is growing rapidly and expected to have sustainable growth supported by favorable government policies, such as China.

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

Global Headquarters
Changzhou, China
Regional Headquarters
San Jose, California, US (January 2010)
Zurich, Switzerland (January 2010) Tokyo, Japan (February 2010)
Singapore (November 2011)
Warehouse Operations
Rotterdam, the Netherlands (December 2008)
San Jose, California, US (June 2009)
Sales and Business Development Offices
Madrid, Spain (May 2010) Beijing, China (July 2010)
Shanghai, China (July 2010)
Munich, Germany (March 2011) Abu Dhabi, United Arab Emirates (December 2011)
Sydney, Australia (May 2011)
Chengdu, China (March 2012)
Urumqi, China (March 2012)
Santiago, Chile (September 2012)
New Dehli, India (September 2015)

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

We obtained an additional 102 patents in 2015. As of December 31, 2015, we had 671 issued patents, including eight jointly owned by third parties, and 484 patent applications pending in China. Our issued patents and our pending patent applications mainly relate to technology that we are currently using, including technology relating to improvements to the solar power product manufacturing process and integration of construction elements into our PV modules or solar systems. 105 of our issued patents and patent applications relate to technology that we do not use in our current production of solar power products. As we expand our product portfolio, continue our expansion into solar cell manufacturing and enter into polysilicon manufacturing in the future, we believe that the development and protection of our intellectual property will become more important to our business. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide a significant competitive advantage to us.

We have registered as a trademark the logo “Trina” in China, the European Union, Japan, Singapore, Switzerland, Morocco, Taiwan, Thailand, Croatia, Canada, South Korea, the Philippines, Australia, the United States, the United Arab Emirates and Vietnam. We have registered as a trademark the logo “Trinasolar” in China, the United States, Canada, the European Union, Australia, the United Arab Emirates, Croatia, Thailand, the Philippines, Japan, Singapore, Switzerland, Morocco, Taiwan, South Korea, India, Vietnam and Turkey and the logo “TSM” in the European Union, Australia, China, Croatia, Japan, Morocco, South Korea, Singapore, Switzerland, Turkey, the United States and Vietnam. We have pending trademark registration applications for the logos “Trina” and “Trinasolar” in Pakistan, Indonesia and several other countries. We filed a trademark registration application for the logo “天合光能” in the PRC in December 2007 and in Taiwan in September 2009. We also registered as a trademark the logo “MeSolar” in China, Croatia, Singapore, Canada, Morocco, Turkey, the United Arab Emirates, Thailand, the European Union, Taiwan, Japan, Australia and Switzerland and registered as a trademark the logo “YouSolar” in China, the United States, Australia, Morocco, the United Arab Emirates, Taiwan, Japan, South Korea, Croatia, the European Union, Thailand, Philippines, Turkey, Vietnam, Switzerland and Singapore. We have filed trademark registration applications for the logo “Trinasolar 天合光能” in China, the European Union, Croatia, South Korea, Singapore, Japan and several other countries. We have also recently filed European Community Trade Mark (CTM) registration for the logo “Honey” and “Comax” in twenty-seven European Union member states and will extend the registration to other states afterwards. Additionally, we have filed the trademark registration applications for the logos “天合光能,”“天合,” “天和,” “天何,” “天河,” “天禾,” and “天核” individually with the trademark office in the PRC in November 2009, and we also filed the trademark registration applications for the logo “Smart energy together” with the trademark office in the PRC in September 2012. We filed trademark registrations for the logos “Trina” and “Trinasolar” in Brazil, Costa Rica, Malaysia, Jordan and Chile in 2013, and also filed trademark registrations in 80 countries and regions under the Madrid Agreement and the Madrid Protocol. We also filed trademark registration for the logo “合创智慧能源”, “Trinahome” and “Trinamap” in China during 2013. In December 2012, the trademarks “天合光能” and “TrinaSolar” were certified as well-known trademarks of Changzhou City. In December 2013, the trademark “天合光能” was certified as well-known trademark of Jiangsu Province. In 2014, we filed trademark registrations for the logos “Trinasmart” and “Dualglass” in China, and the logo “Smart energy together” was registered in Classes 6, 9, 11, 14, 19, 25, 28, 39 and 40 in China. In 2015, we filed trademark registrations in China for the logos “Trinabest,” “Trinastore,” “Trinastorage,” “Spacemax,”  “Airmax,” “Tallmax,” “Allmax,” “Trinaswitch,” “Sunbox,” “阳光宝盒,” “Splitmax,” “Duomax,” “Trinaflex,” “Trinapeak,” “天合能源,” “天合智慧能,” “Trina energy,” “Trina smart energy.”

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

•                                          aesthetic appearance of PV modules; and

•                                          brand name and reputation.

We compete with other PV module manufacturing companies, including dedicated PV manufacturers such as First Solar Inc., GCL, Canadian Solar, Inc., JinkoSolar Holding Co., Ltd., JA Solar Holdings Co., Ltd. and Xi’an LONGi Silicon Materials Corp. as well as multinational conglomerates such as Mitsubishi Electric Corporation. We may also face competition in the downstream solar power business from competitors such as Canadian Solar Inc., JinkoSolar Holding Co., Ltd., and GCL, as well as the large Chinese state-owned electric utility enterprises in the downstream solar power business in China. Some of our competitors may have a stronger market position than ours, more sophisticated technologies and products, greater resources and better name recognition than we do. Further, some of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs.

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

Our solar power projects business is usually supported by environmental laws and policies, and receives government subsidies or other financial incentives because it produces clean and renewable energy.  For example, the Renewable Energy Law of the PRC sets forth policies to encourage the development and utilization of solar power and other renewable energy.  The Circular on Improving Policies on the On-grid Tariffs of Solar Power Generation issued by the NDRC of China provides that the FIT for solar power projects be RMB1.00 per kilowatt-hour, or kWh. See “Regulation” section below.  During our project development process, we often prepare environmental impact assessment reports as part of the permitting process. During the construction stage, we comply with environmental laws and regulations relating to construction. Once operational, our solar power projects do not generate industrial waste.

We believe we are currently in compliance with all applicable environmental laws and regulations. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. If we fail to comply with present or future environmental laws and regulations, we could be subject to fines, suspension of production or a cessation of operations.

Insurance

We maintain property insurance policies with reputable insurance companies for covering our equipment, facilities, buildings and their improvements, and office furniture. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. We maintain director and officer liability insurance for our directors and executive officers. We have limited worldwide product liability insurance coverage for our products manufactured in China. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China. However, significant damage to any of our manufacturing facilities, whether as a result of fire or other causes, could have a material adverse effect on our results of operation. We paid an aggregate of approximately $2.4 million in insurance premiums in 2015.

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

On July 24, 2011, NDRC released the “Notice Regarding the Pricing Policy of the Feed-in Tariffs” (NDRC Pricing [2011] No. 1594), or the Notice. According to the Notice, all solar energy projects that were approved before July 1, 2011 and completed construction and commenced manufacturing before December 31, 2011 shall price their feed-in tariff at RMB1.15 kWh (tax included), if such price had not been set by NDRC before the date of the Notice.  All other solar energy projects, except for the solar energy projects in Tibet which shall still price their feed-in tariff at RMB1.15 per kWh (tax included), shall price at RMB1 per kWh (tax included). The solar power projects granted through special auction procedures shall follow the auction price, which shall not exceed the relevant prices set forth in the Notice. In addition, according to the Notice, the solar power projects receiving governmental subsidies shall follow certain local feed-in tariff guidance.

On March 1, 2013, China’s State Council issued the “Twelfth Five Year Plan.”  The plan supports the promotion and development of renewable energy, including the solar energy.  The plan also encourages the development of solar PV power stations in the areas with abundant solar power resource.

In July 2013, China’s State Council issued the “Several Opinions on Promoting the Healthy Development of the PV Industry.”  The opinions stress the importance of promoting the healthy development of the PV industry and set the goal that the total installed capacity reaches thirty-five million kWh by 2015.  The opinions also indicate the State Council’s intention to accelerate the adjustment of the PV industry’s structure and the advancement of PV technology.

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

Electric Power Industry

The regulatory framework of the PRC power industry consists primarily of the Electric Power Law of the PRC, which became effective on April 1, 1996 (subsequently revised on August 27, 2009 and April 24, 2015) and the Electric Power Regulatory Ordinance, which became effective on May 1, 2005. One of the stated purposes of the Electric Power Law is to protect the legitimate interests of investors, operators and users and to ensure the safety of power operations. According to the Electric Power Law, the PRC government encourages PRC and foreign investment in the power industry. The Electric Power Regulatory Ordinance sets forth regulatory requirements for many aspects of the power industry, including, among others, the issuance of electric power business permits, the regulatory inspections of power generators and grid companies and the legal liabilities for violations of the regulatory requirements.

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

Pursuant to the Provisions on the Administration of the Electric Power Business Permit, which were issued by the State Electricity Regulatory Commission, or the SERC, and became effective on December 1, 2005 (subsequently revised on May 30, 2015), unless otherwise provided by the SERC, no company or individual in the PRC may engage in any aspect of electric power business (including power generation, transmission, dispatch and sales) without first obtaining an electric power business permit from the SERC. These provisions also require that if an applicant seeks an electric power business permit to engage in power generation, it must also obtain in advance all relevant government approvals for the project including construction, generation capacity and environmental compliance.

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

The Renewable Energy Law provides financial incentives, including national funding for the development of renewable energy projects. Pursuant to the Interim Measures for the Administration of Designated Funds for the Development of Renewable Energy issued by the Ministry of Finance and effective on April 2, 2015, the Ministry of Finance sets up designated funds to support the development and utilization of renewable energy in accordance with the national fiscal budget. According to the Implementing Measures for the Administration of Price of Renewable Energy and Cost Sharing Program and the Interim Measures for Adjustment to Additional On-grid Tariff for Renewable Energy issued by the NDRC, the gap between the FIT for solar power projects and the desulphurized coal benchmark electricity price is subsidized by collecting tariff surcharge from the electricity consumers within the service coverage of grid enterprises at or above provincial level.

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

Labor Laws and Regulations

The Work Safety Law, or the WSL, was adopted at the 28th meeting of the Standing Committee of the Ninth People’s Congress on June 29, 2002, and was promulgated for implementation as of November 1, 2002 (subsequently revised on August 31, 2014). The WSL is applicable to the work safety for entities engaging in manufacturing and business operation activities within the PRC. Such entities must comply with the WSL and other relevant laws and regulations concerning work safety and strengthen the administration of work safety, establish and perfect the system of responsibility for work safety and ensure safe manufacturing conditions.

The PRC Labor Contract Law was promulgated on June 29, 2007 and became effective on January 1, 2008. On September 3, 2008, the PRC government promulgated the Implementing Rules on the PRC Labor Contract Law. On December 28, 2012, the Standing Committee of the National People’s Congress issued the amendments to the PRC Labor Contract Law, which became effective on July 1, 2013. Pursuant to the PRC Labor Contract Law, employers must enter into written labor contracts with employees. Employers must pay their employees’ wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with government labor rules and standards and provide employees with appropriate training regarding workplace safety. In addition, the PRC Labor Contract Law imposes more stringent requirements on employers with regard to, among others, severance payment and non-fixed-term employment contracts, time limits for probation periods, as well as the duration and the times that an employee can be placed on a fixed-term employment contract. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in liabilities to employees and subject employer to administrative sanctions including fines or, in the case of serious violations, criminal liability.

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

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Pursuant to Circular 142, the RMB fund from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the examination and approval department of the government, and cannot be used for domestic equity investment unless it is otherwise provided for. Documents certifying the purposes of the RMB fund from the settlement of foreign currency capital, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of the Circular 142 could result in severe monetary fines or penalties. Furthermore, on November 9, 2010 the SAFE promulgated a notice on relevant issues concerning strengthening the administration of foreign exchange business, which requires the authenticity of settlement of net proceeds from an offshore offering to be closely examined and the net proceeds to be settled in the manner described in the offering documents.  In order to further reform the foreign exchange administration system, SAFE issued Circular 19, which took effect from June 1, 2015 and replaced the SAFE Circular 142.  Circular 19 allows foreign invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operations and provides procedures by which a foreign-invested company may convert and use equity investments made in foreign currencies.  Circular 19 also reiterates, however, the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be used, either directly or indirectly, for purposes beyond its business scope.  Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in practice.

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

Under these regulations, foreign invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective after-tax profits based on PRC accounting standards each year, if any, to fund its general reserves fund, until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Wholly foreign-owned enterprises are also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. As of December 31, 2015, the restricted portion of our PRC subsidiaries’ net assets was $1,203.5 million, which consists of their registered capital and statutory reserves.

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

C.                                    Organizational Structure

The following table sets out the details of our significant subsidiaries as of December 31, 2015.

Name of Entity	Country of Incorporation	Ownership Interest
Changzhou Trina Solar Energy Co., Ltd.	China	100%
Trina Solar (Singapore) Pte. Ltd.	Singapore	100%
Trina Solar (Luxembourg) Holdings S.A.R.L.	Luxembourg	100%
Trina Solar (U.S.) Inc.	United States	100%
Trina Solar (U.S.) Holding Inc.	United States	100%
Trina Solar (Germany) GmbH	Germany	100%
Trina Solar (Schweiz) AG	Switzerland	100%
Trina Solar (Luxembourg) S.A.R.L.	Luxembourg	100%
Trina Solar (Spain) S.L.U.	Spain	100%
Trina Solar (Italy) S.r.l.	Italy	100%
Trina Solar (Japan) Limited	Japan	100%
Trina Solar Energy Development Pte. Ltd.	Singapore	100%
Trina Solar (Changzhou) Science and Technology Co., Ltd.	China	100%
Trina Solar Energy (Shanghai) Co., Ltd.	China	100%
Trina Solar (U.S.) Development LLC	United States	100%
Trina Solar (Australia) Pty Ltd.	Australia	100%
Trina Solar Middle East Limited	United Arab Emirates	100%
Lucania S.r.l.	Italy	100%
Yancheng Trina Solar Science & Technology Co., Ltd.	China	100%
Changzhou Trina Solar PV Power System Co., Ltd.	China	100%
Jiangsu Trina Solar Electric Power Development Co., Ltd.	China	100%
Wuwei Trina Solar Electricity Generation Co., Ltd.	China	100%
Trina Solar (United Kingdom) Limited	United Kingdom	100%
Trina Solar (Canada) Inc.	Canada	100%
Hunan Trina Solar Electric Power Development Co., Ltd.	China	95%
Trina Solar (Luxembourg) Overseas Systems S.à r.I.	Luxembourg	100%
Tanagra Solar Energy S.A	Greece	100%
S. Aether Energy S.A.	Greece	100%
Lightleasing PTY LTD	Australia	100%
Trina Solar (Luxembourg) EU Systems S.à r.l.	Luxembourg	100%
Witherington Solar Farm Limited	United Kingdom	100%
TSF Constructions Limited	United Kingdom	100%
Turpan Trina Solar Energy Co., Ltd.	China	100%
Yunnan Matallurgical New Energy Co., Ltd.	China	90%
Hubei Trina Solar Energy Co., Ltd.	China	51%
Xiangshui Hengneng Electricity Generation Co., Ltd.	China	100%
Yongneng Trina Solar Electricity Generation Co., Ltd.	China	100%
Tuokexun Trina Solar Co., Ltd.	China	100%
Changzhou Trina Solar Yabang Energy Co., Ltd.	China	51%
Trina Solar Science & Technology (Thailand) Ltd.	Thailand	100%
Jiangsu Trina Solar Electric Power Development Holdings Ltd.	China	100%
Trina Solar New Energy Investment Co., Ltd.	China	100%
Trina Solar (Singapore) Science & Technology Pte. Ltd	Singapore	100%
Trina Solar (India) Private Limited	India	100%

D.                                    Property, Plants and Equipment

Manufacturing Segment

As of December 31, 2015, substantially all of our research, development and manufacturing of ingots, wafers, cells and PV modules are conducted at our facilities in Changzhou, Yancheng, Turpan and Xiantao China.  Our main campus is located in Changzhou, where we occupy an area of 545,248 square meters and further own the rights to develop and use an additional 297,696 square meters.  In Yancheng, we occupy an area of 53,333 square meters which we use for module production.  In Turpan, we occupy an area of 66,667 square meters which we use for the module production.  In Xiantao, we occupy an area of 174,920 square meters which we use for cell production. We plan to build or acquire new facilities to increase our annualized in-house manufacturing capacity of cells and modules from 3,500 MW and 5,000 MW, respectively, as of December 31, 2015 to 5,000 MW and 6,000 MW, respectively, as of December 31, 2016.  We plan to incur capital expenditures of up to $250 million to accomplish our 2016 expansion plans in our manufacturing segment. See “—B. Business Overview—Products and Projects—Manufacturing Segment” for more details. We believe our current and planned facilities will meet our current and foreseeable requirements.

We selectively use automation to enhance the quality and consistency of our finished products and improve efficiency in our manufacturing processes. We use manufacturing equipment purchased primarily from solar equipment suppliers in Europe, North America and Asia, including China and Japan. Other critical equipment is also sourced worldwide. Key operating equipment used in our manufacturing facilities includes DSS furnaces, high-precision wafer sawing machines, diffusion furnaces (sets), screen print machine sets and automatic laminators. Set forth below is a list of our major equipment as of December 31, 2015:

Manufacturing Facility	Major Equipment	No. of Units in Operation as of December 31, 2015	Source (Country)
Silicon ingots	DSS furnaces	187	China, United States
Silicon wafers	Wafer sawing machines	179	Japan, Switzerland
Solar cells	Diffusion furnaces (sets)	76	China, Germany, the Netherlands
	Screen print machine sets	79	Italy, China
PV modules	Automatic laminators	159	China

With respect to encumbrances, as of December 31, 2015, we pledged our plant and machinery of a total carrying value of $478.9 million and our land use rights of a total carrying value of $15.6 million to secure our borrowings of $516.5 million.

Solar Power Projects Segment

As of December 31, 2015, our project assets consisted of $531.3 million of build-to-sell project assets and $807.9 million of build-to-own project assets. In addition, our build-to-own project assets consisted of $681.1 million of completed build-to-own solar power projects and $126.8 million of build-to-own solar power projects under construction and our build-to-sell project assets consisted of $205.9 million of completed build-to-sell solar power projects and $325.4 million of build-to-sell solar power projects under construction.

With respect to encumbrances, as of December 31, 2015, we pledged build-to-own project assets with a total carrying amount of $196.8 million to secure our borrowings of $297.8 million

For a discussion of our capital expenditures targeted for our capacity expansion, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

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

We produce standard monocrystalline PV modules ranging from between 215 watts, or W, and 230 W to between 275 W and 295 W in power output for 60 cell and between 325 W and 350 W for 72 cell and multicrystalline PV modules ranging from between 260 W and 270 W to between 305 W to 320 W in power output. We build our PV modules to general specifications, as well as to our customers’ and end-users’ specifications. We sell and market our products worldwide, including China and the United States, where government incentives have accelerated the adoption of solar power. In recent years, we have also increased our sales in newer and emerging solar power markets, which include the United Kingdom and India, as well as other markets in Asia, Africa, the Middle East, Latin America, and the Caribbean Islands. We have established regional headquarters and offices located in Europe, North America and Asia to target sales and distribution in those markets. We primarily sell our products to wholesalers, power plant developers and operators and PV system integrators, including NVT, LLC dba SunEdison, Sanshin Electronics Co., Ltd., Solar City, SunEnergy1, FLS Energy, Welspun Energy Private Limited, Vivint Sloar Developer, LLC, Bluefield SIF Investments Limited, Consolidated Edison Development, TBEA Xinjiang Sunoasis Co., Ltd.

We have expanded into the downstream solar power projects market. In 2015, we completed and connected 425.0 MW of build-to-own projects in China, completed and connected 210.9 MW of build-to-sell projects in China, and completed and sold 50.0 MW of build-to-sell projects in Europe. We anticipate completing between 750 MW and 850 MW of projects during 2016, including significant projects in China and globally. Our integrated manufacturing model and experience as a provider of high quality solar solutions have allowed us to successfully grow our solar power projects business and develop a strong solar project pipeline to support future expansion.   In 2015, our net sales were $3,035.5 million, compared to $2,286.1 million in 2014 and $1,775.0 million in 2013.  We recorded a net income of $86.3 million in 2015, compared to a net income of $61.3 million in 2014 and a net loss of $72.2 million in 2013.

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

According to GTM Research, global PV end-market demand was estimated to grow 33% on a year-on-year basis to 54.6 GW in 2015 compared to 40.9 GW in 2014. This growth was driven mostly by the staggering growth in China and India. According to GTM Research, the market will keep growing at 21% to 66 GW in 2016 and experience slower growth of 4% to 68.7 GW in 2017. The market will resume a faster growth pace in 2018 onwards to reach 82.9 GW by 2019. The near-term growth is driven by a number of national policies benefiting the solar industry. For instance, in China, the National Energy Administration has started to develop its 13th five-year (2016-2020) plan, with plans of a 2020 target of 150 GW to 200 GW. In mid-December 2015, the United States legislators approved a major overhaul to the Investment Tax Credit policy, resulting in a five-year extension of the 30% tax credit (previously to reduce to 10% on January 1, 2017). This change in policy will boost the utility segment in the United States for years to come. India accelerated tender processes and set up other measures to speed up PV deployment in order to achieve the 100 GW target announced at the end of 2014. China remains the global leader of PV installations. As the target was raised, China installations are estimated to have taken a 73% leap in 2015 to approach 18.3 GW. Demand will then grow moderately to 20.5 GW by 2020. Japan peaked at 11.6 GW in 2015, as projects under previous FIT rates continued to be completed. Grid constraints and reduced FIT rates are expected to result in a projected 12% decline in demand in 2016, pending on-going regulatory discussions. India’s ambitious policy support on both the national and state levels raises the outlook. Based on announced construction activity and planned pipelines, GTM Research forecasts India demand to grow 150% in 2015 and to more than double again in 2016.

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

Government Economic Incentives and Trade Sanctions

We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government economic incentives. Today, when upfront system costs are factored in, the per kilowatt cost of solar power substantially exceeds that of power provided by the electric utility grid in many locations. As a result, national and local governmental bodies in many of our primary-targeted markets, notably, China, the United Kingdom, the United States, Japan, Germany, Italy, and other countries in Europe, Australia, India, and several Middle Eastern and African countries, have provided economic incentives in the form of capital cost rebates, feed-in tariffs, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products. Accordingly, demand for PV modules in our targeted or potential markets is affected significantly by government economic incentives. According to GTM Research, the three largest PV markets in 2015 were China, Japan and the United States, and these top three markets accounted for 34%, 21% and 13%, respectively, of the global market and collectively accounted for 68% of the global market.

We seek to counteract the impact of the expiring incentives and anti-dumping and anti-subsidy actions taken by existing major solar markets through enhancing our brand recognition and shifting some of our sales focus to newer and emerging solar power markets, which include the United Kingdom and India, as well as other markets in Asia, Africa, the Middle East, Latin America and the Caribbean Islands. To enhance our global sales capabilities, we established regional headquarters in San Jose, Zurich, Tokyo and Singapore, as well as sales and business development offices in Madrid, Beijing, Shanghai, Munich, Abu Dhabi, Sydney, Chengdu, Urumqi, Santiago and New Dehli.

On December 5, 2013, the Council of the European Union announced its final decision imposing anti-dumping and anti-subsidy duties on imports of CSPV cells and modules originating in or consigned from China. Both anti-dumping and anti-subsidy duties, are applicable for a period of two years beginning on December 6, 2013 to imports from Chinese solar panel exporters who, like us, cooperated with the European Commission’s investigations.  However, on the same day, the European Commission accepted a price undertaking by Chinese export producers in connection with the anti-dumping and anti-subsidy proceedings. As a result, imports from Chinese solar panel exporters that are made pursuant to the price undertaking are exempt from the final anti-dumping and anti-subsidy duties imposed by the European Union. We agreed to comply with the minimum price and other conditions set forth in the undertaking so that our exported products were exempt from the anti-dumping and anti-subsidy duties imposed by the European Commission, though effective from December 11, 2015, we have withdrawn from the price undertaking and started to supply the European Union markets through our tariff-free overseas manufacturing facilities.  During the time that we were subject to the undertaking, including nearly all of 2015,  the average selling price of our PV solar products in the European markets, as well as the products of the other Chinese solar panel exporters that entered into the undertaking, were higher than those that were not subject to the undertaking.

On December 17, 2014, the Commerce, issued final rulings that imports of certain CSPV products were dumped in the United States from China and Taiwan and that imports of certain CSPV products from China received subsidies. Under these rulings, we received an anti-dumping duty of 26.71% and a countervailing duty of 49.79%. On January 21, 2015, the Commission affirmed that imports of certain CSPV cells and modules from mainland China and Taiwan materially injure the domestic industry. The Commission completed and filed its determinations in these investigations on February 5, 2015.  The actual duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates, because they will be subject to completion of administrative reviews of these anti-dumping and countervailing duty orders.  In February 2016, we filed requests for review of the anti-dumping and countervailing orders on our exports of Chinese modules possessing non-Chinese CSPV cells. We expect the first administrative reviews to be completed around the third quarter of 2017. For additional information, see “Item 3. Key Information— D. Risk Factors—Risks Related to Our Company and Our Industry—The determination by U.S. and European Union authorities that our export sales are in violation of international fair trade rules could impede our access to important export markets and our overall competitiveness.”

According to GTM Research, global PV module spot prices declined by 8% on a year-over-year basis in 2015, which decline was smaller compared to previous years.  We believe reduced FITs and low PPA prices will force customers to concentrate more on quality and price, which will be to our advantage given our favorable rankings by third party sources, such as TÜV Reinland, a global independent safety and quality testing agency for PV modules, and DNV-GL, a U.S.-based testing lab specializing in long-term reliability testing.

Product Pricing

Our PV modules are priced based on the number of watts of electricity they generate as well as the market price per watt for PV modules. We price our standard PV modules based on the prevailing market prices at the time we enter into sales contracts with our customers or when our customers place their purchase orders with us, taking into account the size of the contract or the purchase order, the strength and history of our relationship with each customer, and our silicon-based raw materials costs. In the last several years, the average selling price of our PV modules declined as a result of market trends and conditions.  See “—Industry Demand” for more information. The industry average selling price of PV modules decreased from $0.71 per watt in the fourth quarter of 2013 to $0.63 per watt in the fourth quarter of 2014, and further to $0.59 per watt in the fourth quarter of 2015. We believe industry module average selling prices have begun to show signs of stabilization in several markets after a long period of significant decline across multiple markets. However, we continue to face intense competition from manufacturers of PV modules and other types of solar modules. We plan to mitigate the effects of decreased average selling prices by continuing to lower our silicon and non-silicon processing and supply chain costs, improve our inventory management control and increase sales of high-efficiency and other premium products for which we are able to charge higher prices. Further, we withdrew from the price undertaking in the European Union markets on December 11, 2015. Before the withdrawal, in European Union markets we were restricted from selling our products at prices below those agreed to in the price undertaking, making our products less competitive than those not subject to price restrictions.

We conduct our PV module sales typically through short-term and medium-term contracts with terms of one year or less or, to a lesser extent, long-term sales or framework agreements with terms of generally one to two years. Our short-term and medium-term contracts provide for an agreed sales volume at a fixed price. Our long-term sales or framework agreements provide for a fixed sales volume or a fixed range of sales volume to be determined generally two to three quarters before the scheduled shipment date. Prices for long-term sales or framework agreements are generally determined one month prior to the start of the quarter of the scheduled shipment date. Compared to short-term and medium-term contracts, we believe our long-term sales or framework agreements not only provide us with better visibility into future revenues, but also help us enhance our relationships with our customers. Our contracts with customers stipulate different post-delivery payment schedules based on the credit worthiness of the customer. We enhanced our credit control policy in 2015 and our accounts receivable turnover days were approximately 78 days in 2015, compared to 99 days in 2014. We have reviewed the credit limits applicable to our customers to reduce our credit exposure. More than 90% of our overseas credit sales are insured against non-payment by our customers. The amount of credit line insurance coverage for each transaction is based on a rating assigned by the insurer to the customer, based on that customer’s credit history.

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

In addition, we have developed relationships with various domestic and international suppliers of wafers and cells. In 2010, we began sourcing wafers from our suppliers and strategic partners in order to fill the gap between our PV cell and ingot and wafer manufacturing capacity and to achieve import cost advantages to certain markets.

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

In the past, increases in the price of polysilicon have increased our cost of sales and impacted our margins.  In addition, polysilicon production capacity has expanded rapidly in recent years, which led to an oversupply of high-purity silicon in 2009 and, together with the global economic downturn, a decrease in polysilicon prices. These factors contributed to an oversupply of solar wafers, cells and modules, resulting in substantial downward pressure on prices throughout the value chain in 2011, which continued until the second half of 2013.  According to PVinsights, as demand increased during 2013, polysilicon spot prices began to stabilize and during the second half of 2013 through the first half of 2014 spot prices increased. Polysilicon prices again fell during 2015, decreasing 28.6% by the end of 2015 compared to the beginning of the year. In March 2016, polysilicon prices increased to an average of $15.50 per kilogram due to production reduction by certain manufacturers outside China as a result of China’s anti-dumping and countervailing duties. According to PVinsights, annual polysilicon supply is forecasted to grow to 101 GW in 2016, compared with 95.18 GW in 2015, an increase of 6.7%, and prices are expected to stabilize during 2016. Further, the gap between average spot prices and contract prices for polysilicon used in PV applications has narrowed considerably beginning in 2014 as long-term contracts previously entered into expired, were renegotiated to be priced by referencing to the prevailing market price, or were cancelled.

We purchase polysilicon primarily from silicon manufacturers by contract. For procurement of polysilicon, we enter into short-term, medium-term and long-term contracts. Our short-term contracts have terms of no more than one year each and provide for a variable price and fixed quantity and generally require prepayment prior to shipment. Most of the contracts give us the right to reject any shipment by our suppliers that does not meet our quality standards based on grade levels, such as semiconductor grade or solar grade, of the polysilicon. The contracts also specify a time period during which we can inspect the goods to ensure their quality. Our medium-term contracts have terms ranging from one to four years, and our long-term contracts have terms ranging from five to ten years. Our medium-term and long-term suppliers include Jiangsu Zhongneng and GCL (Changzhou), among others. These medium-term and long-term contracts have delivery terms up to 2020 and variable prices. Generally we negotiate purchase quantities annually. These contracts also require us to make an advance payment of a certain negotiated amount.

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

Solar Power Projects Segment

The solar power projects segment has grown rapidly, representing 1.0%, 6.1% and 5.6% of our net sales in 2013, 2014 and 2015, respectively. We consider the solar power segment to be strategically important to us and expect it to continue to grow significantly in the next few years. We categorize our solar power projects into build-to-sell projects and build-to-operate projects.  The most significant factors that affect the financial performance and results of operations of our solar power projects segment are:

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

•                                          EPC costs.

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

Mix of our project portfolio

Our build-to-sell projects and build-to-own projects have different revenue models and different risk and return profiles. Build-to-sell projects generate revenue from the sale of projects while the build-to-own projects generate revenue by selling electricity to the grid companies.  We entered the solar power projects market in 2009, and in 2013, 2014 and 2015, we derived 70.7%, 96.3% and 53.6% of total net sales of the solar power projects segment from selling build-to-sell projects.  We are also developing a number of build-to-own projects, especially in China, and as we complete construction on new build-to-own projects the amount of net sales that they generate will continue to increase. As of December 31, 2015, our project portfolio included 210.9 MW of build-to-sell projects and 698.3 MW of build-to-own projects.  Our results of operations and profitability may also be affected by the geographical mix of our project portfolio, because the financial incentives provided by national and local governments vary significantly depending on the location of the solar power projects.

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

Sale of build-to-sell projects and operation and maintenance of build-to-own projects

We recognize revenue and profits from our build-to-sell projects when they are successfully sold as we do not have any form of continuing involvement of the project asset after it is sold. If we retain continuing involvement of the project asset and do not transfer all of the ownership to the buyer, we recognize gross profit under a method determined by the nature and extent of the continuing involvement. Under certain arrangements, we provide customers with guarantees of system performance for a limited period of time and our exposure to loss is contractually limited based on the terms of the arrangement. Under such circumstances, the gross profit recognized is reduced by our maximum exposure to loss until such time that such exposure no longer exists. Therefore, our ability to identify and engage credible purchasers timely and to negotiate a favorable purchase price and payment terms directly affects our profitability.  Our build-to-own projects generate revenue by generating and selling electricity to the grid companies.  In order to maximize financial returns, in China, we operate and maintain these projects by our own operation and maintenance team to ensure the uninterrupted generation of electricity and to prolong the usable life of solar modules and other equipment.  For overseas build-to-own projects, we engage third party suppliers to provide operation and maintenance service.

EPC costs

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

Net Sales

Our net sales are net of business tax, VAT and returns and exchanges, as applicable.

The following table sets forth our total net sales by operating segments:

	Year Ended December 31,
	2013		2014		2015
Segment	Total Net Sales	Percent	Total Net Sales	Percent	Total Net Sales	Percent
	(in thousands, except for percentages)
Manufacturing	$1,796,331	101.2%	$2,402,964	105.1%	$3,389,366	111.6%
Intersegment elimination(1)	(38,235)	(2.2)	(255,820)	(11.2)	(522,585)	(17.2)
Manufacturing after intersegment elimination	1,758,096	99.0	2,147,144	93.9	2,866,781	94.4
Solar power projects	16,875	1.0	138,975	6.1	168,731	5.6
Consolidated net sales	$1,774,971	100.0%	$2,286,119	100.0%	$3,035,512	100.0%

(1)                                 Represents revenues generated from the sales of modules from our manufacturing segment to our solar power projects segment, which are eliminated to prevent double-recording such revenue.

The following table sets forth our total net sales by geographical region for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
Region	Total Net Sales	Percent	Total Net Sales	Percent	Total Net Sales	Percent
	(in thousands, except for percentages)
China	$591,071	33.3%	$747,811	32.7%	$864,108	28.5%
Europe	548,557	30.9	219,291	9.6	331,681	10.9
United States	302,270	17.0	634,446	27.8	1,053,637	34.7
Japan	147,403	8.3	457,901	20.0	345,567	11.4
India	79,105	4.5	67,359	2.9	242,950	8.0
Others	106,565	6.0	159,311	7.0	197,569	6.5
Total	$1,774,971	100.0%	$2,286,119	100.0%	$3,035,512	100.0%

Manufacturing Segment

The manufacturing segment, after eliminating intersegment sales to our solar power projects segment, accounted for 99.0%, 93.9% and 94.4% of our net sales for 2013, 2014 and 2015, respectively.  Factors affecting our net sales include average selling price per watt, market demand for our PV modules, unit volume shipped and our production capacity expansion.

In 2013, 2014 and 2015, sales to our top five customers accounted for approximately 18.7%, 34.7% and 23.3% of our net sales, respectively, and sales to our largest customer accounted for 4.9%, 13.2% and 5.9% of our net sales, respectively.

To enhance our global sales capabilities, we established regional headquarters in San Jose, Zurich, Tokyo and Singapore, as well as sales and business development offices in Madrid, Beijing, Shanghai, Munich, Abu Dhabi, Sydney, Chengdu, Urumqi, Santiago and New Dehli.

In 2015, sales to the United States accounted for 34.7% of our net sales, a significant increase from 27.8% in 2014. We seek to mitigate the impact of the expiring incentives by enhancing our brand recognition and refocusing on newer and emerging solar power markets, which include the United Kingdom and India, as well as other markets in Asia, Africa, the Middle East, Latin America and the Caribbean Islands. Some of these markets have experienced rapid growth due to government incentives and mandates that require electric utility companies to use renewable energy to produce a certain percentage of their power by a future date, and because the decreased costs of grid-scale solar projects make such projects more competitive with conventional energy forms. Our largest markets in 2015 were the United States, China, and Japan, which accounted for 34.7%, 28.5% and 11.4%, respectively, of our net sales. We expect to continue to expand our customer base geographically in 2016.

Solar Power Projects Segment

Our solar power projects business accounted for 1.0%, 6.1% and 5.6% of our net sales for 2013, 2014 and 2015, respectively.  Factors affecting our net sales for build-to-sell projects include contract price and construction schedule, and for build-to-own projects include electricity price, grid capacity, market demand for clean energy and government subsidies and other financial incentives.

In 2013, 2014 and 2015, net sales contributed by our build-to-sell projects accounted for 70.7%, 96.3% and 53.6% of total net sales of the solar power projects segment, with our build-to-own projects accounting for the remaining portion.

We develop and sell or operate our solar power projects in China, Europe, Japan and India, with more than 70% of our projects located in China, in terms of installed capacity.  Most of our build-to-sell projects and our build-to-own projects are located in China.

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

•                                          Toll manufacturing. Prior to 2008, we entered into toll manufacturing arrangements by providing wafers to toll manufacturers for processing and receiving solar cells from them in return. The toll manufacturing cost is capitalized as inventory, and recorded as a part of our cost of sales when our finished PV modules are sold. Starting from 2010, we were able to meet nearly all of our solar cell needs with our in-house production capabilities and we discontinued our reliance on toll manufacturers for processing solar cells. In 2013, 2014 and 2015, we fulfilled some of our ingot and wafer requirements by obtaining toll services from our strategic partners.

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

Gross Margin

Our gross margin is affected by changes in our net sales and cost of sales. Our gross margins increased from 12.3% in 2013 to 16.9% in 2014 and then further increased to 18.7% in 2015. The increase from 2014 to 2015 was primarily due to a greater reduction in manufacturing costs compared with the general decline in module average selling price, as well as an increase in downstream revenue, which yielded higher gross margins than module sales. The increase from 2013 to 2014 was primarily due to increases in gross profits from both our manufacturing segment and solar power projects segment. The increase in our manufacturing segment was primarily due to decreases in fixed manufacturing costs per watt resulting from the increase in shipping volume of our PV modules by approximately 0.7 GW from 2013 to 2014, as well as that average selling price decreased at a slower rate compared to the decrease in our manufacturing costs per watt in 2014 primarily due to the decrease of material costs and our improved operating efficiency.  The increase in gross profits for our solar power projects segment was due to that we successfully sold a few solar power projects in China and overseas during 2014. We believe the solar industry will continue to experience periods of structural imbalance between supply and demand that will cause pressure on pricing. We may continue to face margin compression in the sales of PV modules if the average selling price of our PV modules continues to decline and we are unable to lower our cost of sales due to the extent of maintaining reasonable margin. As our PV module business expands, we believe additional economies of scale will help to improve our margins to offset negative market trends.

Operating Expenses

Our operating expenses include selling expenses, general and administrative expenses and research and development expenses.

Selling Expenses

Selling expenses consist primarily of provisions for outbound freight, employee costs, product warranties, promotion expenses, travel and other sales and marketing expenses. Our PV modules were historically sold with a two or five year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. In 2011, we extended the warranty for defects in material and workmanship to ten years and began to guarantee that module power output will not decrease by more than approximately 0.7% per year after the initial year of service. Our selling expenses as a percentage of net sales decreased from 7.5% in 2013 to 5.9% in 2014 due to the increase of net sales in 2014 as the shipping volume in new and emerging markets increased. Our selling expenses as a percentage of net sales stayed at 5.9% in 2015.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative personnel, share-based compensation expenses, compliance related consulting and professional fees, depreciation, and travel expenses. Our general and administrative expenses as a percentage of net sales decreased from 5.8% in 2013 to 4.7% in 2014, mainly due to the increase of net sales in 2014, and a decrease in bad debt allowance for accounts receivables as improvements in the solar market lowered the likelihood of customer default. Our general and administrative expenses as a percentage of net sales further decreased from 4.7% in 2014 to 4.4% in 2015, mainly due to an increase in net sales in 2015.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for research and development personnel, share-based compensation expenses and benefits, costs of raw materials used in our research and development activities, depreciation, outsourced research contracts and prototype and equipment costs relating to the design, development, testing and enhancement of our products and manufacturing process. In 2015, we maintained a number of development programs and activities aimed at improving our technology and processes in order to enhance performance and reduce the cost of our solar modules.

In 2014, our research and development efforts focused on developing new PV modules adapted for particular climates, as well as smarter PV products for better safety and better energy production, with a goal of achieving grid parity. In October 2014, we announced that our high-efficiency Honey solar module had set a new world record for peak power output for P-type monocrystalline silicon PV modules, as independently certified by TUV Rheinland. The module was developed in our PV Park Lab and was composed of 60 156mmx156mm high-efficiency Honey monocrystalline silicon cells. It generated a peak power output of 335.2 W, breaking the previous world record of 326.3 W, set by our original Honey module in April 2014. In November 2014, our PV Park Lab set new world records for high efficiency p-type and n-type silicon solar cells. To our knowledge, these total-area efficiency results, independently verified by external laboratories, affirm these cells to be in their categories the most efficient silicon solar cells made by industrially feasible production processes on 156mm x 156mm substrates for both p-type (mono & multi) and n-type (mono) substrates that have been tested anywhere in the world to date.

In 2015, we remained committed to advancing the scientific development and technological progress of the PV industry. In 2015, one of the key focus areas for our PV Park Lab was the development of high-efficiency IBC cells and HJT cells, where we have seen early success and these innovations has advanced solar product technology throughout the industry. We continued to work on the development of new PV modules including mono- and multi-crystalline silicon Honey Plus cells and modules, and the 60-cell as well as 72-cell frameless dual glass modules. We developed our patented high-tech “Trinasmart” modules technology, a complete solution that includes power optimization and monitoring built into the module junction box,  allowing for monitoring and control of the PV array at the module level.

In 2016, we will continue to develop advanced PV technologies, focusing on developing products that are highly efficient, low cost, and reliable, while enhancing our smart PV modules, and improving the performance of our PV products across varying climates and applications. In addition, we will continue to invest in research and development to further the remote monitoring, information exchange, electrical management, and AC-DC conversion of PV modules, in order to foster the development of smart energy. The Key National Laboratory of PV Science & Technology will continue to cooperate with international research and development institutes in different countries to promote technology exchanges and innovation at home and abroad. More importantly, we are continuing our efforts to narrow the gap between the laboratory developments and mass production, and enhance the reliability and cost-effectiveness of our photovoltaic crystalline silicon products.

Share-based Compensation Expenses

We adopted our share incentive plan in July 2006 and a total of 56,187,133 restricted shares and 125,912,215 share options were outstanding as of December 31, 2015.  For a description of the restricted shares and share options granted, including the exercise prices and vesting periods thereof, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.” We are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized on a straight-line basis over the period in which the recipient is required to provide services to us in exchange for the equity award. For restricted shares granted to our employees, we record share-based compensation expense for the excess of the fair value of the restricted shares at the date of the grant over the purchase price that a grantee must pay to acquire the shares during the period in which the shares may be purchased. We have categorized these share-based compensation expenses in our (i) cost of sales; (ii) selling expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options.

The following table sets forth the allocation of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses.

	Year Ended December 31,
	2013		2014		2015
	(in thousands, except for percentages)
Cost of sales	$—	—%	$—	—%	$—	—%
Selling expenses	706	12.5	580	13.2	650	10.8
General and administrative expenses	4,631	81.7	3,503	79.6	4,941	82.3
Research and development expenses	331	5.8	317	7.2	416	6.9
Total share-based compensation expenses	$5,668	100.0%	$4,400	100.0%	$6,007	100.0%

Taxation

Under the current laws of the Cayman Islands, our company is not subject to tax on profit, income or capital gain.

We operate mainly in the PRC, Hong Kong, Singapore, United States, Japan and European countries.

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

Our wholly-owned subsidiary, Trina Solar (Hong Kong) Enterprise Limited was subject to Hong Kong profit tax at a rate of 16.5% in 2013, 2014 and 2015, respectively. No Hong Kong profit tax has been provided as our subsidiary has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

In 2013, 2014 and 2015, our wholly-owned subsidiaries, Trina Solar (Singapore) Pte. Ltd. was subject to Singapore profit tax at a rate of 17% and Trina Solar Energy Development Pte. Ltd. was subject to a preferential Singapore profit tax at an effective rate of 5%, which is applicable to qualified trading activities.

Our subsidiaries incorporated in the United States were subject to United States income tax at a combined federal and state tax rate of 40% in 2013, 2014 and 2015, respectively.

Our wholly-owned subsidiary, Trina Solar (Japan) Limited was subject to Japan profit tax at a rate of 40%, 41% and 40% in 2013, 2014 and 2015, respectively.

Our wholly-owned subsidiary, Trina Solar (Germany) GmbH was subject to Germany profit tax at a rate of 32.9%, 27.38% and 27.38% in 2013, 2014 and 2015, respectively.

We make an assessment of the level of authority for each of our uncertain tax positions (including the potential application of interests and penalties) based on their technical merits, and have measured the unrecognized benefits associated with such tax positions. As of December 31, 2014 and 2015, we had no significant unrecognized tax benefits relating to uncertain tax positions.

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

We recognize the sale of project assets with the concurrent sale or lease of the underlying land use rights, whether explicit or implicit in the transaction, in accordance with ASC 360-20, Real Estate Sales. For these transactions, we have determined that the project asset sale represents the sale of real estate and is therefore subject to the revenue recognition guidance applicable to real estate. A project asset comprises of properties, physical fixtures, solar modules and other related integral equipment attached to the land that cannot be removed and used separately without incurring significant costs. Equipment is determined to be integral when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds 10% of the fair value of the equipment at the time of original installation. Under real estate accounting, we recognize revenue and profit using the full accrual method once the sale is consummated, the buyer’s initial and continuing investments are adequate to demonstrate its commitment to pay, the buyer’s receivable is not subject to any future subordination, and we have transferred the usual risk and rewards of ownership to the buyer. For the years ended December 31, 2013, 2014 and 2015, revenues from the sale of project assets were $11.9 million, $133.9 million and $90.4 million, respectively. During the years of 2013, 2014 and 2015, we did not have sales that qualified for use of the installment method nor entered into any sale transactions during the construction period of the project assets.

If we retain continuing involvement in the project asset and do not transfer substantially all of the risks and rewards of ownership to the buyer, we recognize gross profit under a method determined by the nature and extent of our continuing involvement. In certain arrangements, we may provide the customers guarantees of system performance for a limited period of time and our exposure to loss is contractually limited based on the terms of the applicable agreement. In accordance with real estate sales accounting guidance, the gross profit recognized is reduced by our maximum exposure to loss until such time that the exposure no longer exists. As of December 31, 2015, deferred revenue amounted to $4.6 million relating to our guarantee of system performance after the sale.

We also derive electricity revenues from build-to-own project assets through the sale of electricity to end customers or grid operators pursuant to terms set forth in the PPAs. We have determined that none of the PPAs contains a lease since (i) the purchaser does not have the rights to operate the project assets, (ii) the purchaser does not have the rights to control physical access to the project assets, and (iii) the price that the purchaser pays is at a fixed price per unit of output.  The period of the PPAs are generally between 3 to 20 years.

We recognize electricity service revenues when a PPA exists, electricity has been generated and transmitted to the direct customer or grid operator, the price of electricity is fixed or determinable, and the collectability of the resulting receivable is reasonable assured. The price of electricity includes a portion that is subsidized by Chinese central or local government. The portion subsidized by Chinese central or local governments is recognized as part of electricity service revenue when all the conditions for receipt of the subsidy have been met and the above revenue recognition criteria for electricity service revenue have been met.  Electricity revenues for the years ended December 31, 2013, 2014, and 2015 were $4.9 million, $5.1 million, and $61.6 million, respectively.

We use the percentage-of-completion method to recognize revenues for which we provide EPC services, unless we cannot make reasonably dependable estimates of the costs to complete the contract, in which case we would use the completed contract method. The percentage-of-completion method is considered appropriate in circumstances in which reasonably dependable estimates can be made and in which all the following conditions exist: (i) contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement; (ii) the buyer can be expected to satisfy all obligations under the contract; and (iii) the contractor can be expected to perform all contractual obligations. We use the cost-to-cost method to measure the percentage of completion and recognize revenue based on the estimated progress to completion. We periodically revise our profit estimates based on changes in facts, and immediately recognize any losses that are identified on contracts. Incurred costs include all direct material, labor, subcontractor cost, and other associated costs. We recognize job material costs as incurred costs when the job materials have been permanently attached or fitted to the solar power projects as required by the engineering design. The construction periods normally extend beyond six months and less than one year. Revenues from EPC service for the years ended December 31, 2013, 2014, and 2015 were nil, nil and $16.3 million, respectively.

Warranty Cost

It is customary in our business and industry to warrant or guarantee the performance of our solar module products at certain levels of power output for extended periods. Our PV modules were historically sold with a two or five year warranty for defects in material and workmanship and a minimum power output warranty of up to 25 years following the date of delivery or installation. In 2011, we extended the warranty for defects in material and workmanship to ten years and began to guarantee that module power output will not decrease by more than approximately 0.7% per year after the initial year of service. If a solar module is defective, we will either repair or replace the module at our discretion. Warranty costs primarily consist of replacement costs for parts and materials and labor costs for maintenance personnel.

We maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from our warranties. Due to our limited solar module manufacturing history, we do not have a significant history of warranty claims. Our accrued warranty cost reflects our best estimate of the probability of incurring warranty claims and costs associated with those warranty claims. These significant estimates are determined based on a number of factors, primarily including (1) an analysis of our actual historical costs incurred in connection with our warranty claims, (2) an assessment of our competitors’ accrual and claim history and (3) results from academic research, including industry-standard accelerated testing, and other assumptions that we believe to be reasonable under the circumstances. Based on the results of analysis and technical testing, the revision to our warranty policy in June 2011 did not have a material effect on our warranty accrual rate. We acknowledge that such estimates are subjective and we will continue to analyze our claim history and the performance of our products compared to our competitors and future academic research results to determine whether the accrual is appropriate. To the extent that actual warranty costs differ from the estimates, or our expectations of future costs change, we will prospectively revise our accrual rate and/or the accrual balance. Such adjustments could have a material effect on our consolidated results of operations. For example, an increase or decrease of 0.1% accrual rate (i.e., to 1.1% or 0.9%) would have resulted in an in corresponding increase or decrease in warranty expense of $2.8 million for the year ended December 31, 2015.

Impairment of Long-lived Assets

Our long-lived assets primarily include property, plant and equipment and prepaid land use rights. We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events include but are not limited to significant current period operation or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. The determination of fair value of the intangible and long lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. Future cash flows can be affected by factors such as changes in global economies, business plans and forecast, regulatory developments, technological improvements, and operating results. Any impairment write-downs would be treated as permanent reductions in the carrying amounts of the assets and a charge to operations would be recognized. No impairments were recorded for long-lived assets held and used during the years ended December 31, 2013, 2014 and 2015.

Our total module shipments, excluding modules shipped to solar power projects segment, during 2015 were 4,825.4 MW, compared to 3,336.2 MW in 2014 and compared to 5,000 MW annualized in-house manufacturing capacity as of December 31, 2015. Generally, our actual shipments for a given year are lower than the year-ending annualized  in-house manufacturing capacity for that year. We view under-utilization of our capacity as a potential indicator of impairment, and we will continue to evaluate our capacity utilization in determining whether our assets are recoverable. We effectively utilized most of our capacity in 2015.

Allowance for Doubtful Accounts and Provision for Losses of Advances to Suppliers

Before conducting business with customers, we assess and evaluate customer creditworthiness which was primarily based on information provided by third party credit rating agencies, validation of the project specifications with the customers and their financing banks, and customer onsite visits by senior management. We assess the collectability of accounts receivable on a quarterly basis and provide allowances when there is doubt as to collectability. In addition to the specific allowance applied on the balance of individual customers, we group the remaining receivables without specific allowance based on overdue aging. An estimated loss percentage is then applied to each overdue aging group based on historical collection experiences, previous loss history and current credit conditions. During 2011 and 2012, when the solar industry was experiencing continuous declines in selling price and stagnated operating and financing cash flows, we focused our assessment and evaluation on certain specific customers with significant doubt as to the collectability of their past due balances based on a number of factors, including the long-overdue aging of the receivables, the customer’s current ability to pay, past payment patterns and their failure to adhere to previously negotiated repayment schedules, as well as the market conditions in Europe and United States, and how those conditions may affect the relevant customers. Although the solar market began to improve in the second half of 2013, we continue to perform due diligence work on all customers with outstanding accounts receivables. Based on such assessment, we made provision for doubtful accounts receivable totaling $0.3 million during 2013 against the accounts receivable. In 2014, we reversed provision for doubtful accounts receivable totaling $7.4 million, due to the collection of certain long-aged receivables for which we provided provision in prior years. In 2015, we reversed provisions for doubtful accounts receivable totaling $13.0 million, due to the collection of certain long-aged receivables for which we provided provision in prior years.

With respect to advances to suppliers, who are primarily suppliers of silicon and wafer raw materials, we perform ongoing credit evaluations of our suppliers’ financial conditions.  Some of our suppliers require prepayments and our prepayments are recorded either as current portion of advances to suppliers, if they are expected to be utilized within 12 months of each balance sheet date, or as advances to suppliers, net of current portion, if they represent the portion expected to be utilized after 12 months.  We reversed provision for losses of advances to suppliers totaling nil, $1.1 million and nil, respectively, during the years ended December 31, 2013, 2014 and 2015. We generally do not require collateral or security against advances to suppliers.

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

We regularly review the cost of inventory and record the lower of cost and market write-down if any inventories have a cost in excess of market value. Market value does not exceed the net realizable value of the inventory, which is the estimated selling price of our inventory in the ordinary course of business, less reasonably predicable costs of completion and disposal. The evaluation of net realizable value takes into consideration a number of factors including actual consumption of our finished goods compared to forecasted market demand, actual selling prices as agreed in our sales contracts and orders on hand for finished goods, the anticipated changes in the market selling price of our finished goods, seasonality fluctuations, and conversion costs in our production.

In addition, we regularly evaluate the quantity and value of our inventory in light of current market conditions and market trends and record write-downs for any quantities in excess of demand and for any product obsolescence. This evaluation considers historic usage, expected demand, market price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. If, based on assumptions about expected demand and market conditions, we determine that the cost of inventories exceeds its estimated market value or inventory is excess or obsolete, we would record a write-down equal to the difference between the cost of inventories and the estimated market value. We also write off silicon materials that may not meet our required specifications for inclusion in our manufacturing process. These materials are periodically sold for scrap or nominal amount.

Based on such estimates, we had inventory write-downs totaling $40.6 million, $37.8 million and $15.3 million in the years ended December 31, 2013, 2014 and 2015, respectively.

To date, the majority of the inventory write-downs were due to the change of market’s preference for power output of multicrystalline PV modules. Our main product is multicrystalline PV modules. Prevailing power output of multicrystalline PV modules increased from above 255 W in 2014 to above 260 W in 2015. We must sell those multicrystalline PV modules with power output below prevailing power output for a discount and we write down those multicrystalline PV modules to their estimated market value. Additionally, market conditions are subject to change and actual consumption of our inventory could differ from forecasted demand. Historically, our estimates of future demand have been materially accurate and, as a result, we were not required to make significant revision to such estimates. Although our inventories have a long life cycle, due to the change of market’s preference for power output, obsolescence and slow-movers accounts for the majority inventory write-down as of December 31, 2015.

Project Assets

We construct solar energy project systems, or project assets, that are (i) developed for sale, which we reported as build-to-sell project assets, or (ii) developed for our own use, which we reported as build-to-own project assets. Project assets are classified as either build-to-sell project assets or as build-to-own project assets once the project assets have been constructed and ready for use. Classification of the project assets affects the accounting and presentation in the consolidated financial statements, including the consolidated statement of operations and consolidated statement of cash flows. Transactions related to the construction and sale of build-to-sell project assets are presented as operating activities in the consolidated statements of cash flows and reported as sales and costs of goods sold in the consolidated statement of operations when the project assets are sold. Incidental electricity income generated from the build-to-sell project assets prior to the sale of the projects is recorded as other operating income in the consolidated statement of operations.  Build-to-own project assets relate to solar energy project systems that we use in our operations to generate income or a return from the use of the assets. Income generated from the build-to-own project assets are reported as part of net sales in the consolidated statement of operations.  The costs to construct build-to-own project assets are presented as investing activities in the consolidated statement of cash flows. The proceeds received for the sale of build-to-own project assets are presented as cash flows from investing activities within the consolidated statement of cash flows. A net gain or loss upon the disposal of build-to-own project assets is reported as other operating income or expense in the consolidated statement of operations.

Project assets costs consist primarily of capitalizable costs for items such as permits and licenses, land use rights, and work-in-process. Work-in-process includes materials and modules, construction, installation and labor and other capitalizable costs incurred to construct the solar energy project systems.

Upon completion of the construction of build-to-sell project assets, we initiate a plan to actively market the asset for immediate sale in its present condition to potential buyers at a price that is reasonable in relation to its current fair value and it is probable that the sale of the asset will be sold within one year.  No depreciation expense is recognized while the project assets are under construction or classified as held for sale.  Build-to-sell project assets are measured at the lower of its carrying amount or fair value less costs to sell.  At each reporting date, the appropriateness of the classification of build-to-sell project assets is reassessed. If facts and circumstances change such that it is no longer probable that the project asset will be sold within one year, the project asset will be reclassified to property, plant and equipment.

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

Income Taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. All available evidence, both positive and negative, shall be considered to determine whether a valuation allowance for deferred tax assets is needed. In 2013, 2014 and 2015, our deferred tax assets were reduced by a valuation allowance amounting to $52.5 million, $19.3 million and $40.4 million. The determination of a need for a valuation allowance is based on our evaluation of both positive and negative evidence available to us, including the net losses in recent years for our major operating subsidiaries, and our projection of future taxable income of those subsidiaries. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.  The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

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

We have entered into a series of foreign currency forward contracts with several commercial banks to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with the outstanding accounts receivable. The foreign currency forward contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the derivatives are recognized in the statement of operations. In 2013, 2014 and 2015, we recorded a derivatives gain of $2.2 million, $3.4 million and $4.1 million, respectively.

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

	Year Ended December 31,
	2013		2014		2015
	(in thousands, except for percentages)
Net sales:
Manufacturing	$1,796,331	101.2%	$2,402,964	105.1%	$3,389,366	111.6%
Solar power projects	16,875	1.0	138,975	6.1	168,731	5.6
Intersegment elimination	(38,235)	(2.2)	(255,820)	(11.2)	(522,585)	(17.2)
Consolidated net sales	1,774,971	100.0	2,286,119	100.0	3,035,512	100.0
Cost of sales	1,556,777	87.7	1,900,547	83.1	2,468,879	81.3
Gross profit:
Manufacturing	228,507	12.9	372,204	16.3	618,815	20.4
Solar power projects	(10,313)	(0.6)	29,928	1.3	81,088	2.7
Intersegment elimination	—	—	(16,560)	(0.7)	(133,270)	(4.4)
Consolidated gross profit	218,194	12.3	385,572	16.9	566,633	18.7
Operating expenses:
Selling expenses	132,824	7.5	135,061	5.9	178,119	5.9
General and administrative expenses	103,523	5.8	108,150	4.7	132,439	4.4
Research and development expenses	19,926	1.1	22,258	1.0	34,099	1.1
Provision for settlement of lawsuit with Solyndra	—	—	—	—	45,000	1.5
Total operating expenses	256,273	14.4	265,469	11.6	389,657	12.9
(Loss) income from operations	(38,079)	(2.1)	120,103	5.3	176,976	5.8
Foreign exchange (loss) gain	(13,576)	(0.8)	(21,934)	(1.0)	(25,139)	(0.8)
Interest expense	(48,445)	(2.7)	(34,886)	(1.5)	(52,252)	(1.7)
Interest income	3,958	0.2	2,793	0.1	2,862	0.1
Derivatives gain	2,180	0.1	3,422	0.2	4,065	0.1
Equity in (loss) income of equity method investees	(746)	—	(198)	—	1,741	0.1
Other income, net	9,442	0.5	7,448	0.3	7,539	0.2
(Loss) income before income taxes:
Manufacturing	(67,179)	(3.8)	86,172	3.7	206,473	6.8
Solar power projects	(18,087)	(1.0)	7,136	0.3	39,281	1.3
Intersegment elimination	—	—	(16,560)	(0.6)	(129,962)	(4.3)
Consolidated (loss) income before income taxes	(85,266)	(4.8)	76,748	3.4	115,792	3.8
Income tax (expense) benefit	13,030	0.7	(15,488)	(0.7)	(29,445)	(1.0)
Net loss (income)	$(72,236)	(4.1)%	$61,260	2.7%	$86,347	2.8%

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Sales. Our total net sales increased by $749.4 million, or 32.8%, from $2,286.1 million in 2014 to $3,035.5 million in 2015, due to increased net sales from both our manufacturing segment and our solar power projects segment.

•                                          Manufacturing segment. Net sales in our manufacturing segment increased by $986.4 million, or 41.0%, from $2,403.0 million in 2014 to $3,389.4 million in 2015. Net sales in our manufacturing segment less intersegment elimination, which excludes net sales generated from the sales of modules from our manufacturing segment to our solar power projects segment, increased by $719.7 million, or 33.5%, from $2,147.1 million in 2014 to $2,866.8 million in 2015. This increase was primarily due to increased shipments from 3,336.2 MW in 2014 to 4,825.4 MW in 2015, or an increase of 44.6%, offset by a slight decrease in average selling price of our PV modules, which decreased from $0.63 per watt in 2014 to $0.58 per watt in 2015. The increase in the shipments was primarily due to an increase in sales from key geographical regions, particularly the United States, India, China and Europe. The decrease in the average selling price was in line with the general decline of industry average selling price.

•                                          Solar power projects segment. Net sales in our solar power projects segment increased by $29.7 million, or 21.4%, from $139.0 million in 2014 to $168.7 million in 2015, primarily due to the increase of electricity revenue from build-to-own projects.

Cost of sales. Our cost of sales increased by $568.4 million, or 29.9%, from $1,900.5 million in 2014 to $2,468.9 million in 2015, due to increased cost of sales from both manufacturing segment and solar power projects segment.  Cost of sales in our manufacturing segment increased primarily due to increased shipments, offset by improvements in operating efficiency made possible by our proprietary technology and business scale. Cost of sales in our solar power projects segment increased primarily due to the sales of solar power projects in Norfolk, the United Kingdom as well as increased depreciation and amortization for our build-to-own projects. As a percentage of our total net sales, our cost of sales decreased from 83.1% to 81.3% during the same period.

Gross Profit. As a result of the foregoing, our gross profit increased by $181.0 million, or 47.0%, from $385.6 million in 2014 to $566.6 million in 2015, primary due to increased profits from both manufacturing segment and solar power projects segment.  Our gross margin increased from 16.9% to 18.7% during the same period due to a greater reduction in manufacturing costs per watt compared with the general decline in module average selling price, as well as an increase in downstream revenue, which yielded higher gross margins than module sales.

•                                          Manufacturing segment.  Gross profit from our manufacturing segment increased by $246.6 million, or 66.3%, from $372.2 million in 2014 to $618.8 million in 2015, primarily due to slower decreases in average selling price and reduced manufacturing cost per watt as we improved our operating efficiency and decreased costs of raw material.

•                                          Solar power projects segment.  Gross profit from our solar power projects segment increased by $51.2 million, from $29.9 million in 2014 to $81.1 million in 2015, primarily due to the increase of electricity revenue from build-to-own projects and the sales of solar power projects in Norfolk, the United Kingdom.

Operating Expenses. Our operating expenses increased by $124.2 million, or 46.8%, from $265.5 million in 2014 to $389.7 million in 2015. The increase in operating expenses was due to increased selling expenses, general and administrative expenses, research and development expenses, and $45.0 million in provisions for the settlement of a lawsuit with Solyndra. As a percentage of total net sales, operating expenses increased from 11.6% in 2014 to 12.9% in 2015. Share-based compensation expenses allocated to our selling expenses, general and administrative expenses, and research and development expenses in 2015 were $0.7 million, $4.9 million and $0.4 million, respectively, based on the respective departments in which employees worked at the time of the grant.

Selling Expenses. Our selling expenses increased by $43.0 million, or 31.9%, from $135.1 million in 2014 to $178.1 million in 2015, primarily due to increases in overall shipping costs and warranty expenses given the 32.8% increase in our net sales. Selling expenses as a percentage of net sales remained at 5.9% in 2015.

General and Administrative Expenses. Our general and administrative expenses increased by $24.2 million, or 22.5%, from $108.2 million in 2014 to $132.4 million in 2015, as a result of increased wages and benefits paid to our administrative personnel. General and administrative expenses as a percentage of net sales decreased from 4.7% in 2014 to 4.4% in 2015 due to the increase in net sales.

Research and Development Expenses. Our research and development expenses increased by $11.8 million, or 53.2%, from $22.3 million in 2014 to $34.1 million in 2015, as a result of increased costs of raw materials used in our research and development activities and increased wages and benefits paid to our research and development personnel. Research and development expenses as a percentage of net sales increased from 1.0% in 2014 to 1.1% in 2015.

Foreign Exchange Loss. We had a foreign exchange loss of $25.1 million in 2015, compared to a foreign exchange loss of $21.9 million in 2014. The foreign exchange loss in 2015 resulted from depreciation of the Renminbi against the U.S. dollar.

Provision for settlement of lawsuit with Solyndra. In 2015, we agreed to and paid a settlement of $45 million to the trustee of Solyndra LLC. We and Solyndra have agreed to a release of all claims and a dismissal with prejudice of the claims against us.  See “—Liquidity and Capital Resources—Contingencies” for more details.

Interest Expenses, Net. Our interest expenses, net, was $32.1 million and $49.4 million in 2014 and 2015, respectively. Our interest expenses increased from $34.9 million in 2014 to $52.3 million in 2015, primary due to the increase of loan balance. Interest income increased from $2.8 million in 2014 to $2.9 million in 2015 as a result of the increase in cash and restricted cash balance resulting from the increase in bank loans. In 2015, we capitalized $13.8 million of interest expenses, which is primarily for solar power projects under construction when the capitalization criteria for such projects are met.

Derivatives Gain. In 2015, we had a derivatives gain of $4.1 million, compared to a derivatives gain of $3.4 million in 2014, primarily due to changes in the value of the foreign currency forward contracts between the Euro and the U.S. dollar, the Japanese Yen and the U.S. dollar, and the Renminbi and the U.S. dollar, respectively, which are used to mitigate the effects of exchange rate volatility. See “—Critical Accounting Policies—Derivative Financial Instruments” for more details.

Income Tax Expense. We had an income tax expense of $29.4 million in 2015, compared to an income tax expense of $15.5 million in 2014, primarily due to increased income of $115.8 million before income tax in 2015, as compared with income of $76.7 million before income tax in 2014. Our effective income tax rate was 20.2% and 25.4% in 2014 and 2015, respectively. Our effective income tax rate in 2015 was higher than the PRC statutory EIT rate of 25%, primarily due to the accrual of valuation allowance to reflect the portion of the net operating loss carry forward, that is not more likely than not to be realized, offset by the change of preferential income tax rate received by certain PRC entities.

Net Income. As a result of the foregoing, we had a net income of $86.3 million in 2015, compared to a net income of $61.3 million in 2014, representing an increase of $25.1 million.  Our net margin was 2.8% in 2015, compared to 2.7% in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Sales. Our total net sales increased by $511.1 million, or 28.8%, from $1,775.0 million in 2013 to $2,286.1 million in 2014, due to increased net sales from both our manufacturing segment and our solar power projects segment.

•                                          Manufacturing segment. Net sales in our manufacturing segment increased by $606.7 million, or 33.8%, from $1,796.3 million in 2013 to $2,403.0 million in 2014. Net sales in our manufacturing segment less intersegment elimination, which excludes net sales generated from the sales of models from our manufacturing segment to our solar power projects segment, increased by $389.0 million, or 22.2%, from $1,758.1 million in 2013 to $2,147.1 million in 2014. This increase was primarily due to increased shipments from 2,584.3 MW in 2013 to 3,336.2 MW in 2014, or an increase of 29.1%, offset by a slight decrease in average selling price of our PV modules, which decreased from $0.64 per watt in 2013 to $0.63 per watt in 2014. The increase in the shipments was primarily due to growing demand from key geographical regions, particularly China, the United States and Japan. The slight decrease in the average selling price was primarily due to increased sales to countries with lower average selling price.

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

B.                                    Liquidity and Capital Resources

We finance our operations primarily through short-term and long-term borrowings, proceeds from public offerings, including our convertible senior notes offerings in July 2008, June 2014 and October 2014, our follow-on offerings of ADSs in July 2009, March 2010, June 2014 and October 2014, and also the cash generated from operations. We believe that our current cash, short-term and long-term borrowings and anticipated cash flows from operations and the renewal of short-term bank borrowings will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. If we are unable to obtain sufficient funding for any reason, including the inability to renew our short-term bank borrowings, we may need curtail our operations or postpone portions of our planned capital expenditures.  We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow additional loans from banks. However, we cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

As of December 31, 2015, we had $465.4 million in cash, $194.5 million in restricted cash and $1,438.6 million in outstanding borrowings. Our cash primarily consist of cash on hand and demand deposits with original maturities of three months or less. Our treasury policy requires cash, restricted cash and investments to be placed with banks and other financial institutions. We plan to use the cash available as of December 31, 2015, for potential future capital expenditures, including the maintenance and enhancement of existing facilities, to further increase production capacity, potential downstream investments, and for working capital and other day-to-day operating purposes.

Our bank borrowing facilities include both short-term and long-term bank borrowings. We had total bank borrowing facilities of $1,492.8 million with various banks, of which $54.2 million was unused as of December 31, 2015. We historically successfully renewed or rolled over our short-term bank borrowings upon the maturity date. In addition to bank borrowing facilities, as of December 31, 2015, we also had facilities for trade financing in the amount of $675.4 million, of which $323.3 million was unused.  On July 15, 2013, we redeemed all outstanding convertible senior notes due 2013, together with all accrued but unpaid interest. As of December 31, 2015, we had $172.5 million 3.5% convertible senior notes due 2019 and $115.0 million 4.0% convertible senior notes due 2019. For details on our borrowings, please see “—Cash Flows and Working Capital—Borrowings.”

In the past, we have had significant working capital commitments for purchases of polysilicon and wafers. Our prepayments to suppliers were recorded either as current portion advances to suppliers, if they were expected to be utilized within 12 months of each balance sheet date, or as advances to suppliers, net of current portion, if they represented the portion expected to be utilized after 12 months. As of December 31, 2015, we had advances to suppliers, net of current portion, of $20.6 million, compared to $18.8 million as of December 31, 2014, due to the prepayment for assets acquired in the Netherlands of $7.3 million, offset by our decreasing dependence on the procurement of polysilicon through long-term supply contracts that require prepayments to meet our needs for silicon-based raw materials. We also had the current portion of advances to suppliers of $55.7 million as of December 31, 2015, an increase from $46.1 million as of December 31, 2014 due to the increase in our purchase of raw materials as we expanded our manufacturing capacity. We generally make prepayments without receiving collateral. As a result, our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of these suppliers in the event of their insolvency or bankruptcy.

We plan to build or acquire new facilities to increase our annualized in-house manufacturing capacity of cells and modules from 3,500 MW and 5,000 MW, respectively, as of December 31, 2015 to 5,000 MW and 6,000 MW as of December 31, 2016, respectively. We plan to incur capital expenditures of up to $250 million to accomplish our expansion plans in 2016 in our manufacturing segment. We also plan to incur capital expenditures of up to $170 million for our build-to-own projects under construction and to be constructed in 2016. See “—Capital Expenditures.” In addition, we plan to spend up to $690 million for our build-to-sell projects under construction and to be constructed in 2016. With the increase of revenue, we expect that our accounts receivable and inventories, two of the principal components of our current assets, will continue to be maintained at an appropriate level facilitating our working capital management. We require prepayments from certain customers, depending on the customer’s credit status, market demand and the term of the contracts, but have been required to accept reduced prepayments from customers and may continue to see reductions in the amounts of prepayment we are able to obtain. We also allow some of our customers to pay all or a major portion of the purchase price by letters of credit. Until the letters of credit are drawn in accordance with their terms, the amount earned is recorded as accounts receivable.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	(in thousands)
Net cash provided by operating activities	$46,531	$183,959	$188,194
Net cash used in investing activities	(36,205)	(487,786)	(702,697)
Net cash (used in) provided by financing activities	(337,113)	207,656	595,118
Effect of exchange rate changes	6,197	2,377	(8,114)
Net change in cash	(320,590)	(93,794)	72,501
Cash at the beginning of the year	807,276	486,686	392,892
Cash at the end of the year	$486,686	$392,892	$465,393

Operating Activities

Net cash provided by operating activities amounted to $188.2 million in 2015. The net cash provided by operating activities in 2015 was primarily due to (i) an increase in accounts payable of $578.5 million due to increase in raw materials purchased as a result of our increased sales as well as the increase in construction of build-to-sell project assets, (ii) depreciation and amortization of $135.0 million, and (iii) net income of $86.3 million.  Net cash provided by operating activities was partially offset by (a) an increase in build-to-sell project assets of $467.9 million due to increased proportion of project assets that we plan to sell (b) an increase in value-added tax recoverable of $121.7 million.

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

Investing Activities

Net cash used in investing activities amounted to $702.7 million in 2015. The net cash used in investing activities in 2015 was primarily as a result of (i) capital expenditures of $652.4 million in 2015 for property, plant and equipment which were primarily used to grow our build-to-own solar projects portfolio; (ii) an increase in restricted cash of $47.6 million mainly due to bank deposits held as collateral for letters of credit, commercial paper, bank drafts and bank borrowings; and (iii) the acquisition of land use rights of $10.2 million, offset in part by an increase in proceeds from the sale of property, plant and equipment of $14.2 million.

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

Financing Activities

Net cash provided by financing activities amounted to $595.1 million in 2015, which included proceeds of $1,818.2 million from bank borrowings (short-term and long-term), offset in part by repayment of $1,222.3 million in bank borrowings (short-term and long-term).

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

Restrictions on Cash Dividends

For a discussion on the ability of our subsidiaries to transfer funds to our company, and the impact this has on our ability to meet our cash obligations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ability to make distributions and other payments to our shareholders depends to a significant extent upon the distribution of earnings and other payments made by our subsidiaries in the PRC.”  and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our PRC subsidiaries and our global income may be subject to PRC tax under the EIT Law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC ‘resident enterprise.’”

Borrowings

We had short-term borrowings, excluding the current portion of long-term borrowings, of $737.9  million and $896.0 million as of December 31, 2014 and 2015.  The average interest rate on short term borrowings was 4.41% and 4.25% per annum in 2014 and 2015, respectively. The funds borrowed under short-term arrangements are repayable within one year.  As of December 31, 2015, certain short-term loans were secured by the plant and machinery of Trina China and TST with a carrying value of $478.9 million. We had current portion of long term borrowings of $82.4 million and $20.6 million, and we had long-term borrowings, excluding current portion, of $22.4 million and $522.0 million as of December 31, 2014 and 2015, respectively.

Certain of our loan agreements require us or the borrowing entities to maintain certain financial ratios, such as debt to total assets ratio, net profit ratio, net external gearing ratio, income to interest ratio, net tangible worth, the ratio of net borrowings, and the ratio of earnings before interest, taxes, depreciation and amortization, or EBITDA, to net interest expenses. As of December 31, 2015, Trina China was not in compliance with the net external gearing ratio on a loan from HSBC, and Yunnan Matallurgical was not in compliance with the asset liability ratio and turnover ratio of current assets for loans from CDB. On March 1, 2016, Trina China obtained a waiver letter from HSBC waiving its compliance obligations for the net external gearing ratio covenant for the duration of the loan. On March 17, 2016, Yunnan Matallurgical obtained a written confirmation from CDB that CDB would waive the right to declare an event of default for Yunnan Matallurgical’s non-compliance with the asset liability ratio and turnover ratio of current assets covenants provided that Yunnan Matallurgical would cure the non-compliance prior to September 17, 2016. We have determined that Yunnan Matallurgical will be able to cure the non-compliance prior to September 17, 2016 and believe that Yunnan Matallurgical will be in compliance with the financial covenants again for the remainder of 2016.

On December 31, 2012, Trina Solar (Luxembourg) Holdings S.A.R.L., or TLH, entered into a three-year credit facility with CDB, or the TLH CDB Facility, totaling $80.0 million for working capital. TLH fully drew down the facility in 2012. The interest rate under the TLH CDB Facility is the prevailing six-month U.S. LIBOR plus 370 basis points which was 4.21% and 4.04% in 2013 and 2014, respectively. The TLH CDB Facility is guaranteed by Trina. The facility contains certain financial covenants. In June 2014, TLH was in non-compliance with the gearing ratio covenant under the TLH CDB Facility. TLH subsequently obtained a waiver letter from CDB, waiving the non-compliance of the gearing ratio covenant and amended such financial covenant. TLH is in compliance with the revised financial covenants. TLH had a loan balance of $80.0 million as of December 31, 2014 and fully repaid the outstanding balance in December 2015.

On March 6, 2014, Trina Solar (Luxembourg) Overseas Systems S.A.R.L and Jiangsu Trina Solar Electric Power Development Co., Ltd., or TJS, entered into a 15-year credit facility with CDB, or the TLO CDB Facility, in the amount of €20.85 million to fund 16 MW of utility-scale solar power projects in Greece. As of December 31, 2015, we had drawn down and had an outstanding balance of €16.4 million ($17.9 million). The interest rate is the prevailing six-month EURIBOR plus 350 basis points, which was 3.501% on average in 2015. The outstanding balance as of December 31, 2015 was €16.4 million ($17.9 million). The TLO CDB Facility is guaranteed by us and contains a coverage ratio financial covenant. Trina Solar (Luxembourg) Overseas Systems S.A.R.L was in compliance with the covenant as of December 31, 2015.

On March 10, 2015, Xiangshui Hengneng Electricity Generation Co., Ltd., or TXSI, entered into a twelve-year loan facility with Bank of Beijing Co., Ltd. for the construction of solar power project assets located in Yancheng City, Jiangsu Province, China. The total credit available under the loan facility is RMB658.0 million ($101.3 million), which can be drawn down within 364 days from the date that the loan facility was entered into and matures on March 10, 2027. As of December 31, 2015, we had drawn down RMB450 million ($69.3 million). The interest rate is 108% of the prevailing base lending rate pronounced by the People’s Bank of China, or PBOC, for loans of similar duration. The facility is guaranteed by Trina China, and pledged by the electricity income of TXSI and 100% equity interests in TXSI held by TJS, a subsidiary of Trina. The facility contains a financial covenant which requires TXSI to maintain specified debt to asset ratio on a quarterly basis. TXSI was in compliance with the debt covenant as of December 31, 2015.

On June 19, 2015, Hunan Trina Solar Electric Power Development Co., Ltd., or THN, entered into a ten-year loan facility with China Construction Bank for the construction of the solar project assets located in Hunan province, China. The total credit available under the loan facility is RMB70 million ($10.8 million). As of December 31, 2015, we had drawn down RMB40 million ($6.2 million). The interest rate is 105% of the prevailing base lending rate pronounced by the PBOC for loans of similar duration. The facility is guaranteed by Trina China and TJS. The facility contains certain financial covenants and THN was in compliance with the covenants as of December 31, 2015.

On July 30, 2015, Trina China entered into a two-year credit facility with Ping An Trust Co., Ltd., or PATC, amounting to RMB253 million ($39.0 million) with an interest rate of 11% per year to support the project of a subsidiary of Trina China. The lender has the option to convert up to 31.2% of the total shares of the subsidiary, amount of which shall not exceed RMB253 million ($39.0 million). Trina China had fully drawn down the facility in 2015 and the outstanding balance as of December 31, 2015 was RMB253 million ($39.0 million). The facility is guaranteed by Trina China and pledged by the 35.2% share of the subsidiary held by Trina China with a carrying amount of $31.3 million as of December 31, 2015. There are no financial covenants with respect to this facility.

On August 25, 2015, Trina China entered into a two-year credit facility with PATC for RMB63 million ($9.7 million) with an interest rate of 11% per year to support the project of a subsidiary of Trina China. The lender has the option to convert up to 7.8% of the total shares of the subsidiary, amount of which shall not exceed RMB63 million ($9.7 million). Trina China had fully drawn down the facility in 2015 and the outstanding balance as of December 31, 2015 was RMB63 million ($9.7 million). The facility is guaranteed by us and pledged by the 8.8% share of the subsidiary held by Trina China with a carrying amount of $7.8 million as of December 31, 2015. There are no financial covenants with respect to this facility.

On September 30, 2015, Trina Solar (U.S.), Inc., or Trina US, entered into a five-year revolving loan facility with the Wells Fargo Bank amounting to $60 million to support Trina US’s working capital and business operations. As of December 31, 2015, we had drawn down $25.6 million. The outstanding balance as of December 31, 2015 was $25.6 million. The interest rate is the prevailing LIBOR / Base rate plus LIBOR margin / Base rate margin, which was 2.83% on average in 2015. The facility contains a financial covenant which requires a specified fixed charge coverage ratio be maintained and Trina US was in compliance with the covenant as of December 31, 2015.

On October 20, 2015, Trina China entered into a five-year credit facility with Agriculture Bank of China, or the ABC Facility, and Jiangnan Rural Commercial Bank as a syndicated loan lender amounting to RMB350.0 million ($53.6 million) to support the project of the upgrading and automation renovation of the solar module technology. The ABC Facility is guaranteed by Trina Solar Limited and pledged by the equipment of the project. We had fully drawn down the facility in 2015. The outstanding balance as of December 31, 2015 was RMB350.0 million ($53.6 million). The interest rate is the prevailing base lending rate pronounced by by the PBOC for loans of similar duration. There are no financial covenants with respect to this facility.

On November 24, 2015, Yunnan Matallurgical entered into a fifteen-year loan facility with CDB, including both a RMB facility and a US dollar facility, or the TYM CDB Facility, amounting to RMB765 million ($117.8 million) and $180 million, respectively, for the construction of solar project assets located in Yunnan Province, China. We fully drew down the facility in 2015. Interest is due quarterly in arrears. The interest rate on the RMB facility is the prevailing base lending rate pronounced by the PBOC for loans of similar duration.  The interest rate on the US dollar facility is the prevailing six-month US LIBOR plus 380 basis points. The TYM CDB Facility is guaranteed by Trina Solar Limited and Trina China, and secured by the build-to-own project assets with a carrying amount value of $196.8 million and the electricity income of Yunnan Matallurgical. Yunnan Matallurgical is required to make installment payments twice each year, with the last payment due in 2030.  The facility contains certain financial covenants requiring the maintenance of the asset liability ratio, quick ratio, debt payment coverage rate and other ratios. As of December 31, 2015, Yunnan Matallurgical was not in compliance with the asset liability ratio and turnover ratio of current assets.  On March 17, 2016, Yunnan Matallurgical obtained a written confirmation from CDB that CDB would waive the right to declare an event of default for Yunnan Matallurgical’s non-compliance with the asset liability ratio and turnover ratio of current assets covenants provided that Yunnan Matallurgical would cure the non-compliance prior to September 17, 2016. We have determined that Yunnan Matallurgical will be able to cure the non-compliance prior to September 17, 2016 and believe that Yunnan Matallurgical will be in compliance with the financial covenants again for the remainder of 2016.

On December 28, 2015, TJS entered into an eight-year loan facility with China Minsheng Bank amounting to RMB250 million ($37.5 million) at an interest rate of 4.9% per year for the construction of solar project assets located in Xinjiang Province, China. We had drawn down RMB138 million ($21.3 million) by the end of 2015. The facility is guaranteed by Trina China, and secured by the phase II project assets of Tuokexun Trina Solar Co., Ltd., or TKX, and pledged by the account receivables generated from the electricity income of TKX phase II project assets. There are no financial covenants with respect to this facility.

On March 28, 2016, Trina Solar Science & Technology (Thailand) Ltd. or TTL, entered into a syndicated loan arrangement with Siam Commercial Bank, or SCB, and China Minsheng Banking Corporation Ltd, or CMBC, of $100 million to finance the capital expenditures of TTL. The facility will mature in June 2020 and is guaranteed by TSL, pledged by the shares of TTL held by Trina Singapore and secured by all the plant, property and equipment of TTL. In addition, according to the arrangement, we were granted a line of credit by SCB for Thai Baht 1.53 billion ($42.8 million), which will be used for the working capital of TTL.

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

Capital Expenditures

We had capital expenditures of $72.1 million, $404.7 million and $662.5 million in 2013, 2014 and 2015, respectively.

Manufacturing Segment. Our capital expenditures in this segment were used primarily for purchases of equipment and facilities for the production of ingots, wafers, cells and modules. We plan to build or acquire new facilities to increase our annualized in-house manufacturing capacity of cells and modules from 3,500 MW and 5,000 MW, respectively, as of December 31, 2015 to 5,000 MW and 6,000 MW, respectively, as of December 31, 2016. We plan to incur capital expenditures of up to $250 million to accomplish our 2016 expansion plans in our manufacturing segment.

Solar Power Projects Segment. We capitalize project assets costs consisting primarily of costs for developing and obtaining permits and licenses, land costs or land use rights, equipment, including modules, construction and installation.  No depreciation expense is recognized while the project assets are under construction or classified as build-to-sell. For our build-to-own solar power projects that have started operating, we recognize depreciation as cost of sales. As of December 31, 2015, we had 537.9 MW projects under construction and 1,036.9 MW projects in pipeline. We plan to incur capital expenditures of up to $170 million for our build-to-own projects under construction and to be constructed in 2016. In addition, we plan to spend up to $690 million for our build-to-sell projects under construction and to be constructed in 2016.

Contingencies

For contingencies relating to potential violations of international fair trade rules, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The determination by U.S. and European Union authorities that our export sales are in violation of international fair trade rules could impede our access to important export markets and our overall competitiveness.”

On October 11, 2012, the trustee of Solyndra LLC, a manufacturer of solar panels based in California, filed a lawsuit against us, including our subsidiary Trina Solar (U.S.), Inc., and other Chinese manufacturers of photovoltaic solar panels in the U.S. District Court in California. The plaintiff has asserted antitrust and related state-law claims against the defendants in this lawsuit. The plaintiff’s complaint alleges that defendants have violated Section 1 of the Sherman Antitrust Act by conspiring among each other and with additional co-conspirators to fix prices of solar panels by dumping products in the United States and to destroy fair competition in the U.S. market. The plaintiff similarly alleges conspiracy to fix prices and predatory pricing under California’s Cartwright Act and Unfair Practices Act. In addition, the plaintiff has brought state-law claims of tortious interference with existing agreements and tortious interference with prospective economic advantage, alleging that the defendants interfered with Solyndra’s existing agreements with its customers by selling their products to Solyndra’s customers at below-cost prices. On November 17, 2015, we entered into a settlement agreement with Solyndra, pursuant to which we paid $45.0 million on December 31, 2015. We and Solyndra have agreed to a release of all claims and a dismissal with prejudice of the claims against us, and we have not admitted to any wrongdoing or any validity to the allegations made against it in the lawsuit. On January 4, 2016, the district court dismissed Solyndra’s claims against us.

In October 2013, the liquidating trustee for Energy Conversion Devices, or ECD, filed an antitrust and unfair trade practice lawsuit against us and other China-based solar manufacturers in the U.S. District Court for the Eastern District of Michigan. The complaint is substantially similar to the complaint filed by Solyndra against the same defendants in the Northern District of California. The plaintiff’s complaint alleges that defendants violated Section 1 of the Sherman Antitrust Act by conspiring among each other and with additional co-conspirators to fix prices of solar panels by dumping products in the United States and to destroy fair competition in the U.S. market. The plaintiff similarly alleges conspiracy to fix prices and predatory pricing under Michigan’s Antitrust Reform Act.  The defendants filed a motion to dismiss the complaint in its entirety on April 18, 2014.  The district court granted defendants’ motion to dismiss on October 31, 2014, and later denied plaintiff’s motion for reconsideration and motion to amend its complaint.  ECD appealed the district court’s rulings to the United States Court of Appeals for the Sixth Circuit.  ECD filed its appellate brief on December 17, 2015, and filed unredacted form of its appellate brief on January 29, 2016.  Defendants-Appellees, including us, filed a response brief on March 2, 2016.  ECD filed its reply on April 4, 2016. As of the date of this annual report, it is difficult to fully evaluate the claims and determine the likelihood of an unfavorable outcome or provide an estimate of the amount of any potential loss because (i) this matter was at its early stages of the proceeding; (ii) it is uncertain how the United States Court of Appeals for the Sixth Circuit will rule on the plaintiff’s appellate brief; (iii) there is a lack of any discovery related specially to the Energy Conversion Devices Matter, including any discovery of Energy Conversion Devices itself; and (iv) there is a lack of any expert reports related to damages in the Energy Conversion Devices. As a result, we believe that information available to us did not indicate that it is probable that a loss had been incurred, or the amount of the loss can be reasonably estimated. Accordingly, no accrual was made as of December 31, 2015, and, we believe it is impossible to estimate any possible loss or range of losses.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, or ASU 2014-09. ASU 2014-09 requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which companies expect to be entitled in exchange for those goods or services. ASU 2014-09 will replace most existing revenue recognition guidance in GAAP when it becomes effective. ASU 2014-09 was originally effective for fiscal years and interim periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, or ASU 2015-14, which amends ASU 2014-09 and defers its effective date to fiscal years and interim reporting periods beginning after December 15, 2017. ASU 2015-14 permits earlier application only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.  We are currently evaluating the impact of this standard on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, or ASU 2014-15, to provide guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016, with early adoption permitted. We are currently evaluating the impact of this standard on our consolidated financial statements.

In January 2015, the FASB issued ASU 2015-01, Income Statement —Extraordinary and Unusual Items (Subtopic 225-20), which eliminates the concept of reporting for extraordinary items. ASU 2015-01 is effective for fiscal year ending December 31, 2016 and for interim periods thereafter.

In April 2015, the FASB issued ASU 2015-03, Interest — Imputation of Interest, or ASU 2015-03, to simplify the presentation of debt issuance costs. The ASU requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs is not affected by this ASU. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016, with early adoption permitted. The impact upon adoption would be presenting the debt issuance costs amounting to $9,148,909 as of December 31, 2015 as a deduction to the carrying amount of the debt.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, or ASU 2015-17, to simplify the presentation of deferred income taxes by eliminating the requirement to separate deferred tax assets and liabilities into current and noncurrent amounts. ASU 2015-17 requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent and is effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Earlier application is permitted as of the beginning of an interim or annual reporting period. We are currently evaluating the impact of this standard on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), or ASU 2016-02. Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. ASU 2016-02 is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact of this standard on our consolidated financial statements.

C.                                    Research and Development, Patents and Licenses, Etc.

We focus our research and development efforts on improving our ingot, wafer, solar cell and solar module manufacturing capabilities. We seek to reduce manufacturing costs and improve the performance of our products. As of December 31, 2015, we had a total of 2,588 employees involved in our research and development activities. Among them, 842 employees are under our technology development department and are dedicated to research and development. We also have a team of 1,746 employees under our engineering department that are responsible for manufacturing technology development and further fine-tuning our production processes.

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

Our research efforts are currently focused on four main product areas, namely ingots, wafers, solar cells and PV modules. We focus on improving cell efficiency and reducing our production costs by enhancing manufacturing yields, which enable us to deliver higher-efficiency products at a lower cost. To enhance the quality and performance of our solar products, our research and development efforts also include leveraging on existing and newer technologies to optimize our silicon and non-silicon feedstock and processing costs. In the fourth quarter of 2015, our average silicon usage was approximately 5.1 grams per watt, compared to approximately 5.3 grams per watt in the fourth quarters of both 2014 and 2013.

For the assembly of modules, our research and development team work closely with our manufacturing team and customers to improve our solar module and system designs. We have designed products with specific applications. We have developed a variety of PV solar power product applications based on our existing monocrystalline and multicrystalline technologies. These products include architecturally-friendly modules.

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

In 2013, our research and development efforts focused on developing of high-efficiency IBC cells and silicon-based HJ cells. We expect both of these cell technologies to be part of our future product portfolio. We worked together with the Solar Energy Research Institute of Singapore to develop a commercial-sized IBC cell with an efficiency rate of 21.4% using low cost processes, allowing the power of a 1.2m2 IBC cell module to reach 238 W. We also aligned with the Shanghai Institute of Microsystem and Information Technology under the Chinese Academy of Sciences to develop an HJ cell with a 21.3% efficiency rate. We aim to further build on the success of our Honey product by using innovative technologies to develop high performance products, including high-efficiency multi and mono-crystalline silicon PV modules. Our Honey pilot production line has reached an average module power of 283.5 W, and a maximum module power of 285.5 W, while the upgraded Honey cells now reach an average efficiency of approximately 20% and a maximum efficiency of 20.54%.  In October 2014, we announced that our high-efficiency Honey solar module had set a new world record for peak power output for P-type monocrystalline silicon PV modules, as independently certified by TUV Rheinland. The module was developed in our PV Park Lab and was composed of 60 156x156 mm2 high-efficiency Honey monocrystalline silicon cells. It generated a peak power output of 335.2W, breaking the previous world record of 326.3W, set by our original Honey module in April 2014.

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

In April 2015, researchers at the State Key Laboratory have successfully demonstrated a multi-crystalline silicon PERC module with a champion module efficiency of 19.2%, independently measured by Fraunhofer CalLab. This is a new world record for multi-crystalline module efficiency, and also the first time that multi-crystalline silicon technology was able to cross the 19% module efficiency threshold, a domain that previously was only obtainable by more sophisticated technologies like mono-crystalline PERC, IBC or HIT.

In November 2015, we announced that our State Key Laboratory of PV Science and Technology of China set a new world record for high efficiency p-type multi-crystalline silicon solar cells. The p-type multi-crystalline silicon solar cell was fabricated on a high-quality multi-crystalline silicon substrate with a process that integrates advanced Honey Plus technologies, including back surface passivation and local back surface field and reached a total-area efficiency of 21.25% (156×156 mm2). In December 2015, we announced that our State Key Laboratory of PV Science and Technology of China set a new world record for high efficiency p-type mono-crystalline silicon solar cells. The p-type mono-crystalline silicon solar cell was fabricated on a large-size industrial boron-doped mono-crystalline silicon substrate with an advanced Honey Plus process that integrated both front and back surface passivation, reaching a total-area efficiency of 22.13% (156×156 mm2). Both results were independently verified by external laboratories and established new world records for mono and multi p-type silicon solar cells with passivated rear surface and local contact, on 6” substrates and fabricated with an industrial proces. In 2015, we built the IBC cell pilot production line with average efficiency over 22% and the highest efficiency of 23.4%, which reached the highest level of industrialized 6 inches crystalline silicon cell efficiency. In 2015, the State Key Laboratory for Photovoltaic Science and Technology started research and development programs to develop industrialized processes for N-type PERT solar cells. The laboratory achieved cell efficiencies of 22.28% and 21.49% on 5- and 6-inch n-type silicon substrates, respectively, by optimizing the front and rear surface passivation, PVD and plating. Both cell efficiencies were independently certified by Franunhofer ISE CalLab. Meanwhile, the latest research and development result showed a cell efficiency of 22.20% on a 6-inch substrate, which was certified by Fraunhofer CalLab.

In 2015, we built the IBC cell pilot production line with an average efficiency over 22% and the highest efficiency of 23.4%, which reached the highest level of industrialized 6 inches crystalline silicon cell efficiency. In 2015, the Key National Laboratory for Photovoltaic Science and Technology started research and development programs to develop industrialized processes for N-type PERT solar cells. The laboratory achieved cell efficiencies of 22.28% and 21.49% on 5- and 6-inch n-type silicon substrates, respectively, by optimizing the front and rear surface passivation, PVD and plating. Both cell efficiencies were independently certified by Franunhofer ISE CalLab. Meanwhile, the latest results showed a cell efficiency of 22.20% on a 6-inch substrate, which was certified by Fraunhofer CalLab.

In 2013, 2014 and 2015, our research and development expenditures were $19.9 million, $22.3 million, and $34.1 million, respectively, representing 1.1%, 1.0% and 1.1% of our total revenues for those periods. We expect our research and development expenses to remain significant as we advance our research and development projects.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015 that are reasonably likely to have a material adverse effect on our net sales, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.                                      Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2015:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term borrowings(1)	$699,415	$47,399	$195,154	$149,662	$307,200
Short-term borrowings (2)	934,071	934,071	—	—	—
Convertible Senior Notes(3)	316,393	10,637	305,756	—	—
Operating lease commitments	14,575	3,896	3,514	2,034	5,131
Capital lease commitments(4)	37,505	13,010	13,800	10,695	—
Purchase obligations(5)	390,293	286,517	68,640	3,848	31,288
Total	$2,392,252	$1,295,530	$586,864	$166,239	$343,619

(1)              Includes interests that are derived using the interest rates under the loan agreements. If the borrowing is with a floating rate, the most recent rate as of December 31, 2015 is applied.

(2)              Includes interests that are derived using an average rate of 4.25% per annum for short-term borrowings.

(3)              Includes interests that are derived using the coupon rate of 3.5% per annum for $172.5 million convertible senior notes due 2019, or the 3.5% Notes, and 4% per annum for $115 million convertible senior notes due 2019, or the 4% Notes. The 3.5% Notes will mature on June 15, 2019 and the holders may require us to early redeem such notes on June 15, 2017. The 4% Notes will mature on October 15, 2019 and the holders may require us to early redeem such notes on October 15, 2017.

(4)              Includes interests that are derived at rates ranging from 4.68% to 7.41%.

(5)              Consists of raw material, property, plant and and equipment, and prepaid land use right purchase commitments.  The raw material purchase commitment includes only the fixed and determinable portion under take-or-pay agreements, and does not include purchase commitments for which we are committed to purchase a specific volume amount but the purchase price is not fixed or determinable since the price is based upon the prevailing market price near the time of purchase.

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

Item 6.                                                         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jifan Gao	51	Chairman and Chief Executive Officer
Zhiguo Zhu	53	Director, Chief Operating Officer, President and President of Module Business Unit, or MBU
Liping Qiu	51	Independent Director
Qian Zhao	47	Independent Director
Yeung Kwok On	55	Independent Director
Sean Shao	59	Independent Director
Teresa Tan	51	Chief Financial Officer
Yang Shao	50	Chief Human Resources Officer
Jiqing Gao	48	Vice President and Head of the China SBU
Jeff Dorety	58	President of Americas Region
Rongfang Yin	46	Regional Head of MBU in Europe and Africa
Rafael Esteban	53	Regional Head of SBU in Europe, the Middle East and Africa, or EMEA, and Latin America
Chan Shui On	51	Vice President of Legal Affairs and Board Secretary

Directors

Mr. Jifan Gao founded our company in 1998. He has been our chairman and chief executive officer since January 1998. From August 2001 to October 2006, Mr. Gao served as the chairman of Changzhou Tianhe Investment Co., Ltd., a Chinese company that invests in new energy technologies, and he served as the chairman of Changzhou Tianhe New Energy Institute Co., Ltd., a Chinese company that is engaged in research and development and consulting services for new energy technologies, from May 2003 to October 2006. Mr. Gao also served as the vice chairman of Changzhou Minsheng Financing Guarantee Co., Ltd, a Chinese company that provides guarantee, investment and consulting services, from June 2004 to October 2006. Prior to founding our company, Mr. Gao was the founder and the head of Wujin Xiehe Fine Chemical Factory, a Chinese company that manufactures detergents for metal surfaces, from 1992 through 1997. From 1989 to 1992, Mr. Gao was one of the co-founders and the head of Guangdong Shunde Fuyou Detergent Factory. Mr. Gao currently serves as co-Chairman of the Global Solar Council, the executive member of the China Renewable Energy Society and as the standing vice chairman of the China New Energy Chamber of Commerce of the All-China Federation of Industry and Commerce and the founding member of the Private Sector Advisory Board for the United Nations Development Programme (UNDP). Mr. Gao is also an executive member of China Photovoltaic Society and the chairman of the executive committee of Asian Photovoltaic Industry Association. Mr. Gao also serves as the first president of China Photovoltaic Industry Association, which is the first accredited national level solar industry association established in China and is dedicated to the healthy and sustainable development of the solar industry, for a term of five years from 2014. Mr. Gao has published and presented several articles and papers in solar power related magazines and conferences. Mr. Gao received his master’s degree in physical chemistry from Jilin University in 1988 and his bachelor’s degree in chemistry from Nanjing University in 1985. Mr. Gao’s brother is Mr. Jiqing Gao, our vice president and head of the China SBU.

Mr. Zhiguo Zhu has been a director of our company and our chief operating officer since January 2015, and our president of MBU since January 2012.  Mr. Zhu served as our vice president of finance from February 2011 to December 2011. He has over 20 years of professional experience in finance and general management with leading global and Chinese companies. Prior to joining us, Mr. Zhu served as the global finance operation controller, internal controller, audit director and chief financial officer of the Air-Conditioner Group at Haier Group from June 2009 to January 2011. From May 2004 to June 2009, he worked at Lucent Technologies, including serving as a regional chief financial officer and vice president of Lucent Technologies (China) and a chief financial officer of Lucent Technologies (Qingdao) from 2008 to 2009. He also worked at China Track Group from 2002 to 2004 as finance controller and deputy general manager. From 1996 to 2002, Mr. Zhu worked for Howden Power and Howden Hua Engineering Company as financial controller and acting general manager. Mr. Zhu received a bachelor’s degree in engineering from Tsinghua University in 1984, a master’s degree from University of Shanghai Science and Technology in 1987 and an MBA from Imperial College London in 1995.

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

Mr. Qian Zhao has been an independent director of our company since May 2007. Mr. Zhao has served a senior executive of BGI, a leading genomics life science company based in China, from June 2014. Mr. Zhao is also a founding partner of CXC China Sustainable Growth Fund, a private equity fund that makes investments in China-based companies. Mr. Zhao co-founded Haiwen & Partners, a preeminent China corporate finance law firm in Beijing, and was a senior partner of the law firm. Mr. Zhao has also served on the board of SouFun Holdings Limited, a company listed on the NYSE, since 2010. He worked in Sullivan & Cromwell LLP’s New York office from 1996 to 2000, and Skadden, Arps, Slate, Meagher & Flom LLP and Affiliates’ Beijing office from 2000 to 2003. He is admitted to practice law in both China and New York. Mr. Zhao received his J.D. degree from New York University School of Law in 1998 and his LL.B from University of International Business & Economics, Beijing in 1990.

Dr. Yeung Kwok On has been an independent director of our company since August 2010. He is currently president of Y-Triangle Organizational Learning Association, a learning consortium where more than 100 CEOs and senior executives meet regularly to learn how companies can systematically build organizational capabilities. Dr. Yeung was the Philips Chair Professor of Human Resource Management and Director of the Centre of Organization and People Excellence at China Europe International Business School. He was the founding director of CEO Learning Consortium, a learning platform where CEOs from more than 30 leading firms in China joined together to share the best practices on issues critical to business growth and success in China. Between January 1999 and June 2002, Dr. Yeung served as chief learning officer and chief human resources officer of Acer Group. Dr. Yeung currently serves as a member of the board of directors at SITC International Holdings Company Ltd. and Country Garden Holdings Company Limited, each of which is listed on the Hong Kong Stock Exchange, and as a non-executive director of two private companies. He was also elected as ex-officio board member for Human Resource Planning Society, the leading association for senior human resources executives in the United States. Dr. Yeung also teaches regularly in executive programs in association with Harvard, INSEAD, and The University of Michigan. Dr. Yeung received his bachelor’s and master’s degrees in management from the University of Hong Kong and Ph.D. in human resource management from the University of Michigan.

Mr. Sean Shao has been an independent director of our company since January 2015. He currently serves as independent director and chairman of the audit committee for each of 21Vianet Group, Inc., a leading carrier-neutral internet data center services provider listed on Nasdaq, Jumei International Holding Limited, an e-commerce company listed on the NYSE, LightInTheBox Holding Co., Ltd., an e-commerce company listed on the NYSE, and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on Nasdaq. Mr. Shao also serves as an independent director and chairman of the audit committee and compensation committee of China Biologic Products, Inc., a biopharmaceutical company listed on Nasdaq. In addition, Mr. Shao serves as an independent director and chairman of the corporate governance and nominating committee of Agria Corporation, a Chinese agricultural company listed on the NYSE. He previously served as the chief financial officer of our company from August 2006 to June 2008, of ChinaEdu Corporation, a Chinese educational service provider, from September 2005 to August 2006, and of Watchdata Technologies Ltd., a Chinese security software company, from August 2004 to September 2005. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately ten years. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

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

Mr. Jiqing Gao has been our vice president and head of the China SBU since December 17, 2015.  He was our vice president of China and Asia Pacific (excluding China), Middle East and Africa PV System Business Unit from November 2012 to September 2013, and was our vice president of PV System Business Unit from October 2013 to December 2015. Beginning in December 2015, Mr. Gao has served as the head of China SBU. As one of the founders of our company, he has extensive experiences across various departments of our company, including production quality management, operations, research and development. He received a bachelor’s degree from Jilin University in 1990 and a master degree from the Executive Master of Business Administration program in Nanjing University in 2013. Mr. Gao’s brother is Mr. Jifan Gao, our chairman and chief executive officer.

Mr. Jeff Dorety has served as our president of Americas Region since October 2014. Prior to joining us, Mr. Dorety served as the vice president of sales for JA Solar USA, where he was responsible for customer relations, sales, business development and operations for PV modules and cells in North America, from November 2011 to October 2014, a global director of sales for BP Solar, in which he was responsible for worldwide module distribution from June 2009 to November 2011, director of sales for commercial projects with engineering, procurement and construction developer, groSolar. Mr. Dorety has eight years of experience in the PV industry. Before entering the PV business, Mr. Dorety held a number of senior leadership positions in companies engaged in the telecommunications equipment and mobile wireless industries, such as Lucent Technologies, T-Mobile and AT&T. Mr. Dorety received his bachelor’s degree in management from Clemson University in 1980.

Mr. Rongfang Yin has been our president of MBU in Europe and Africa and assistant vice president of global sales management since September 2015. Since early 2015, Mr.Yin has been our assistant vice president of MBU commercial operations, including global commercial operations, global customer service and global logistics management. During his time working with us, he has served as head of MBU Sales and Operation to support head of MBU in organizing and managing sales and operation. Prior to joining us, he served as KNS and Juniper project head at Flextronics from May 2005  to January 2009, Earlier in his career he worked at Invensys as an APEA region customer service head from June 2002 to April 2005, Mr. Yin has more than 20  years of experience in the semiconductor & PV industries. Mr. Yin received a bachelor’s degree from Zhengzhou University of Light Industry in 1993 and obtained his EMBA from Shanghai Jiao Tong University in 2012.

Mr. Rafael Esteban joined us in 2013 and currently serves as our regional head of SBU in EMEA and Latin America where he is responsible for project development, construction, sale and project finance in the regions. Mr. Esteban has more than 15 years’ experience in the PV industry, including three years with us and 12 years with BP Solar. Mr. Esteban served as Business Development Finance Director at BP Solar Europe from 2009 to 2013 and previously held a number of finance and structured finance leadership roles at BP Solar Europe. He began his career in financial control and accounting in the electronic and lighting industry with Philips Electronics. Mr. Esteban received his bachelor’s degree in Economics & Business Administration from Universidad Complutense in Madrid in 1989 and an Executive MBA from IE Business School in 2006. He holds second Master’s degree in Investing and Financing in the Renewables Business from IEB Business School in 2010 and Structure Finance and Venture Capital from IE Business School in 2008.

Mr. Chan Shui On joined us in 2008 and currently serves as our vice president of Legal Affairs and board secretary. Prior to joining us in January 2008, he served as the legal director and board secretary of The9 Limited, a NASDAQ- listed company headquartered in Shanghai, China. Prior to joining The9 Limited, Mr. Chan worked in Hong Kong as lawyer practicing in a wide-range of areas including merger and acquisition, commercial litigation, company winding-ups, property transactions and intellectual property matters. Mr. Chan holds a bachelor degree from the City University of Hong Kong and has been qualified as a solicitor in Hong Kong since 1997.

B.                                    Compensation of Directors and Executive Officers

Compensation of Directors and Executive Officers

For the year ended December 31, 2015, the aggregate cash compensation that we paid to directors and executive officers was $6.05 million, including the compensation we paid to two of our former directors who retired in August 2015 and two of our former executive officers who left our company in August 2015 and December 2015, respectively.

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

Share Incentive Plan

In July 2006, our board of directors adopted a share incentive plan to link the personal interests of our board members, employees and consultants to those of our shareholders by providing them with an incentive to generate superior returns for our shareholders, as well as to provide us with the flexibility to motivate, attract and retain the services of these individuals upon whose judgment, interest and special effort the successful conduct of our operations is dependent. Our share incentive plan, as amended by our board of directors in February 2007, May 2008, August 2010 and August 2014, reserves 552,718,350 shares for issuance, among which 319,779,761 were granted as of April 15, 2016.

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

Share Options

As of April 15, 2016, our directors, officers, employees and consultants held an aggregate of 114,453,712 options in our Company. The following paragraphs describe the principal terms of our options.

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

The following table summarizes, as of April 15, 2016, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan.

Ordinary
Shares
	Underlying	Exercise
Directors and Executive	Outstanding	Price		Final Expiration
Officers	Options	($ per ADS)	Date of Grant	Date
Jifan Gao	*	27.29	May 13, 2011	May 13, 2016
		3.94	November 15, 2012	May 15, 2017
		5.17	May 21, 2013	May 21, 2018
		11.49	May 16, 2014	May 16, 2019
		9.60	May 15, 2015	May 15, 2020
Zhiguo Zhu	*	3.94	November 15, 2012	November 15, 2017
		5.17	May 21, 2013	May 21, 2018
		11.49	May 16, 2014	May 16, 2019
		9.60	May 15, 2015	May 15, 2020
Liping Qiu	—	—	—	—
Qian Zhao	—	—	—	—
Yeung Kwok On	—	—	—	—
Sean Shao	—	—	—	—
Teresa Tan	*	11.49	May 16, 2014	May 16, 2019
		9.60	May 15, 2015	May 15, 2020
Yang Shao	*	27.29	May 13, 2011	May 13, 2016
		3.94	November 15, 2012	May 15, 2017
		5.17	May 21, 2013	May 21, 2018
		11.49	May 16, 2014	May 16, 2019
		9.60	May 15, 2015	May 15, 2020
Jiqing Gao	*	27.29	May 13, 2011	May 15, 2016
		5.17	May 21, 2013	May 21, 2018
		11.49	May 16, 2014	May 16, 2019
		9.60	May 15, 2015	May 15, 2020
Jeff Dorety	*	9.60	May 15, 2015	May 15, 2020
Rongfang Yin	*	27.29	May 13, 2011	May 13, 2016
		3.94	November 15, 2012	May 15, 2017
		5.17	May 21, 2013	May 21, 2018
		11.49	May 16, 2014	May 16, 2019
		9.60	May 15, 2015	May 15, 2020
Rafael Esteban	*	11.49	May 16, 2014	May 16, 2019
		9.60	May 15, 2015	May 15, 2020
Chan Shui On	*	27.29	May 13, 2011	May 13, 2016
		3.94	November 15, 2012	May 15, 2017
		5.17	May 21, 2013	May 21, 2018
		11.49	May 16, 2014	May 16, 2019
	*	9.60	May 15, 2015	May 15, 2020
Directors and executive officers as a group	47,254,978
Other individuals as a group	67,198,734		May 19, 2010 to May 15, 2015	May 19, 2015 to May 15, 2020

*                      Less than 1% of total outstanding ordinary shares.

Restricted Shares

As of April 15, 2016, our directors, officers, employees and consultants held an aggregate of 54,845,523 restricted shares in our company. The following paragraphs describe the principal terms of our restricted shares.

Restricted Share Award Agreement. Restricted shares issued under our share incentive plan will be evidenced by a restricted share award agreement that contains, among other things, provisions concerning the purchase price for the shares, if any, vesting and repurchase by us upon termination of employment or consulting arrangement, as determined by our compensation committee.

Vesting Schedule. Restricted shares granted under our share incentive plan vest over a five-year period following a specified grant date, with the exception of restricted shares granted to our independent directors, which vest over a three-year period, and restricted shares granted to our chief executive officer and chief financial officer, which completely vest at grant date. Subject to certain exceptions, our restricted share vest on a yearly basis. For restricted shares granted prior to April 11, 2008, typically, 20% of the restricted shares shall vest at the first anniversary of the grant date and the remaining 80% shall vest at the second, third, fourth and fifth anniversary of the grant date. For restricted shares granted on or after April 11 in 2008 and in 2014, 15%, 15%, 20%, 25% and 25% of the restricted shares shall vest at the first, second, third, fourth and fifth anniversary of the grant date, respectively. For restricted shares granted in 2015, 20%, 20%, 20%, 20% and 20% of the restricted shares shall vest on the first, second, third, fourth and fifth anniversary of the grant date, respectively. These vesting schedules are subject to the grantee continuing to be an employee on each vesting date. Restricted shares also fully vest upon termination of service due to death or disability.

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

The following table summarizes, as of April 15, 2016, the outstanding restricted shares held by our directors and executive officers and other individuals as a group pursuant to the share incentive plan.

Directors and Executive Officers	Restricted Shares Held	Purchase Price ($ per share)	Date of Grant	End of Vesting Period
Jifan Gao	*	0.00001	April 11, 2008	April 11, 2013
			May 14, 2009	May 14, 2014
			May 19, 2010	May 19, 2015
			May 13, 2011	May 13, 2016
			November 15, 2012	May 15, 2017
			May 21, 2013	May 21, 2018
			May 16, 2014	May 16, 2019
			May 15, 2015	May 15, 2020
Zhiguo Zhu	*	0.00001	February 14, 2011	February 14, 2016
			November 15, 2012	May 15, 2017
			May 21, 2013	May 21, 2018
			May 16, 2014	May 16, 2019
			May 15, 2015	May 15, 2020
Liping Qiu	*	0.00001	July 4, 2012	July 4, 2014
			May 21, 2013	May 21, 2014
			May 16, 2014	May 16, 2015
			May 15, 2015	May 15, 2020
Qian Zhao	*	0.00001	May 18, 2010	May 18, 2013
			May 21, 2013	May 21, 2014
			May 16, 2014	May 16, 2015
			May 15, 2015	May 15, 2016
Yeung Kwok On	*	0.00001	August 6, 2010	August 6, 2013
			May 21, 2013	May 21, 2014
			May 16, 2014	May 16, 2015
			May 15, 2015	May 15, 2016
Sean Shao	*	0.00001	April 15, 2016	May 15, 2016
Teresa Tan	*	0.00001	December 12, 2013	December 12, 2018
			May 16, 2014	May 16, 2019
			May 15, 2015	May 15, 2020
Yang Shao	*	0.00001	September 15, 2010	September 15, 2015
			May 13, 2011	May 13, 2016
			November 15, 2012	May 15, 2017
			May 21, 2013	May 21, 2018
			May 16, 2014	May 16, 2019
			May 15, 2015	May 15, 2020
Jiqing Gao	*	0.00001	April 11, 2008	April 11, 2013
			May 14, 2009	May 14, 2014
			May 19, 2010	May 19, 2015
			May 13, 2011	May 13, 2016
			May 21, 2013	May 21, 2018
			May 16, 2014	May 16, 2019
			May 15, 2015	May 15, 2020
Jeff Dorety	*	0.00001	May 15, 2015	May 15, 2020
Rongfang Yin	*	0.00001	February 14, 2011	February 14, 2016
			November 15, 2012	May 15, 2017
			May 21, 2013	May 21, 2018
			May 16, 2014	May 16, 2019
			May 15, 2015	May 15, 2020
Rafael Esteban	—	—	—	—
Chan Shui On	*	0.00001	April 11, 2008	April 11, 2013
			May 14, 2009	May 14, 2014
			May 19, 2010	May 19, 2015
			May 13, 2011	May 13, 2016
			November 15, 2012	May 15, 2017
			May 21, 2013	May 21, 2018
			May 16, 2014	May 16, 2019
			May 15, 2015	May 15, 2020
Directors and executive officers as a group	21,571,812
Other individuals as a group	33,273,711	0.00001	April 11, 2008 to May 15, 2015	April 11, 2013 to May 15, 2020

*                      Less than 1% of total outstanding ordinary shares.

C.                                    Board Practices

Board of Directors

Our board of directors consists of six directors. Our directors are elected by the holders of our ordinary shares. At each annual general meeting, one-third of our directors (or, when their number is not a multiple of three, the number nearest to but not greater than one-third) are subject to re-election. The directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and does not offer himself for re-election. Any other directors to retire will be those of the other directors who are longest in office since their last re-election or appointment, or by lot or as otherwise agreed among themselves should they be of the same seniority. Our directors have the power to appoint a director to fill a vacancy on our board or as an addition to the existing board. Any director so appointed shall hold office only until the next annual general meeting and shall then be eligible for re-election. In August 2015, Mr. Sean Shao, who has been an independent director of our company since January 2015, and Mr. Zhiguo Zhu, who has been a director of our company since January 2015, were re-elected as directors by our shareholders during the annual general meeting. A director may be removed by ordinary resolution passed by our shareholders before the expiration of such director’s term. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or pledged as security for any obligation of our company or of any third party.

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee and a corporate governance and nominating committee. We have adopted a charter for each of the three committees.

Audit Committee

Our audit committee consists of Mr. Sean Shao, Mr. Liping Qiu and Mr. Qian Zhao.  Mr. Shao, Mr. Qiu and Mr. Zhao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Mr. Shao qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

In 2015, our audit committee met five times.

Compensation Committee

Our compensation committee consists of Mr. Qian Zhao, Dr. Yeung Kwok On and Mr. Liping Qiu. Mr. Zhao, Mr. Yeung and Mr. Qiu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                                          reviewing and recommending to the board the compensation of our directors; and

•                                          reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

In 2015, our compensation committee met twice.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Dr. Yeung Kwok On, Mr. Qian Zhao and Mr. Sean Shao. Mr. Yeung, Mr. Zhao and Mr. Shao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

In 2015, our corporate governance and nominating committee met one time.

Independent Committee

In December 2015, our board of directors formed a special committee of independent directors consisting of Messrs. Sean Shao and Qian Zhao in response to a preliminary non-binding proposal letter from the Buyer Group notifying our board of directors of their interest in acquiring all of our outstanding shares not owned by them in a proposed going private transaction. See “Item 4. Information on the Company—A. History and Development of the Company.”

In 2015, our independent committee met one time.

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

D.                                    Employees

We had 13,974, 14,280 and 13,556  employees as of December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, we had 13,556 full-time employees, including 9,343 in manufacturing, 2,588 in research and development, 275 in sales and marketing and 1,350 in administration.

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

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of April 15, 2016 by:

•                                          each of our directors and executive officers; and

•                                          each person known to us to own beneficially more than 5% of our shares.

	Ordinary Shares Beneficially Owned (1)(2)%
Directors and Executive Officers:
Jifan Gao(3)	273,940,186	5.9%
Zhiguo Zhu	*	*
Liping Qiu	*	*
Qian Zhao	*	*
Yeung Kwok On	*	*
Sean Shao	*	*
Teresa Tan	*	*
Yang Shao	*	*
Jiqing Gao	*	*
Jeff Dorety	*	*
Rongfang Yin	*	*
Rafael Esteban	*	*
Chan Shui On	*	*
All Directors and Executive Officers as a Group(4)	308,942,636	6.6%

Principal Shareholders:
Wonder World Limited(5)	242,587,083	5.2%
Platinum Investment Management Limited(6)	594,233,850	12.9%
Franklin Resources, Inc.(7)	685,885,750	14.8%
Oaktree Funds(8)	266,992,450	5.8%

*                 The person beneficially owns less than 1% of our outstanding ordinary shares.

(1)         Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)         The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 4,623,277,244 ordinary shares, being the number of shares outstanding as of April 15, 2016.

(3)         Includes (i) 7,587,263 ordinary shares held by Mr. Gao, (ii) 16,855,700 ordinary shares issuable upon the exercise of options held by Mr. Gao within 60 days from April 15, 2016, (iii) 1,853,280 ordinary shares issuable upon vesting of restricted shares held by Mr. Gao within 60 days from April 15, 2016, (iv) 242,587,083 ordinary shares held by Wonder World Limited, a Cayman Islands company wholly owned by Rising Star Worldwide Limited, which is managed by Rising Star Trust, a British Virgin Islands trust, of which Managecorp Limited is acting as the trustee. Mr. Gao is the sole director of Wonder World Limited and Rising Star Worldwide Limited, and the settlor of Rising Star Trust, (v) 4,824,205 ordinary shares held by Ms. Chunyan Wu, Mr. Gao’s wife, (vi) 216,500 ordinary shares issuable upon the exercise of options held by Ms. Wu within 60 days from April 15, 2016, and (vii) 16,155 ordinary shares issuable upon vesting of restricted shares held by Ms. Wu within 60 days from April 15, 2016. Mr. Gao’s business address is No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

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

(6)         Represents 11,884,677 ADS beneficially held by Platinum Investment Management Limited, as reported on Schedule 13G filed by Platinum Investment Management Limited on February 11, 2016. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of April 15, 2016. The principal business address of Platinum Investment Management Limited is Level 8, 7 Macquarie Place, Sydney NSW 2000, Australia.

(7)         As reported on Schedule 13G/A filed jointly by Franklin Resources, Inc., or FRI, Charles B. Johnson, Rupert H. Johnson, Jr, Templeton Global Advisors Limited and Templeton Foreign Fund on February 10, 2016.  Such shares are beneficially owned by one or more open-or closed-end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries of FRI. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of April 15, 2016. Charles B. Johnson and Rupert H. Johnson, Jr. each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. Among these 685,885,750 ordinary shares, Templeton Global Advisors Limited may be deemed beneficially own 572,575,550 shares, Templeton Investment Counsel, LLC may be deemed to own 113,310,200 shares and Templeton Foreign Fund, a series of Templeton Funds, has an interest in 437,855,950 shares. The principal business address of FRI, Charles B. Johnson, and Rupert H. Johnson, Jr is One Franklin Parkway, San Mateo, CA94403-1906. The principal business address of Templeton Global Advisors Limited is Templeton Building, Lyford Cay, Nassau, Bahamas.

(8)         As reported on Schedule 13G/A filed on February 16, 2016 jointly by (i) Oaktree Emerging Markets Absolute Return Fund, L.P., a Delaware limited partnership, or EMAR, in its capacity as the direct owner of 229,100 ADSs, representing a total of 11,455,000 Shares underlying the ADSs; (ii) Oaktree Emerging Markets Equity Fund Holdings, L.P., a Delaware limited partnership, or EMEF Holdings, in its capacity as the direct owner of 1,667,300 ADSs, representing a total of 83,365,000 Shares underlying the ADSs; (iii) Oaktree Emerging Markets Equity Fund GP, L.P., a Cayman Islands limited partnership, or EMEF GP, in its capacity as the general partner of EMEF Holdings; (iv) Oaktree Emerging Markets Equity Fund GP Ltd., a Cayman Islands exempted company, or EMEF GP Ltd., in its capacity as the general partner of EMEF GP; (v) Oaktree Fund GP I, L.P., a Delaware limited partnership, or GP I, in its capacity as the general partner of EMAR and as the sole shareholder of EMEF GP Ltd.; (vi) Oaktree Capital I, L.P., a Delaware limited partnership, or Capital I, in its capacity as the general partner of GP I; (vii) OCM Holdings I, LLC, a Delaware limited liability company, or Holdings I, in its capacity as the general partner of Capital I; (viii) Oaktree Holdings, LLC, a Delaware limited liability company, or Holdings, in its capacity as the managing member of Holdings I; (ix) Oaktree Capital Management, L.P., a Delaware limited partnership, or Management, in its capacity as the duly appointed investment manager of EMAR, EMEF Holdings and certain separate accounts, or the Separate Accounts, that are the direct owners of an aggregate of 3,443,449 ADSs, representing a total of 172,172,450 Shares underlying the ADSs, and as the sole director of EMEF GP Ltd.; (x) Oaktree Holdings, Inc., a Delaware corporation, or Holdings, Inc., in its capacity as the general partner of Management; (xi) Oaktree Capital Group, LLC, a Delaware limited liability company, or OCG, in its capacity as the managing member of Holdings and as the sole shareholder of Holdings, Inc.; and (xii) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company, or OCGH GP, in its capacity as the duly elected manager of OCG. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of April 15, 2016. The principal business address of each of the joint filers is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

As of April 15, 2016, 4,623,277,244 of our ordinary shares were issued and outstanding. Based on a review of the register of members maintained by our Cayman Islands registrar, 4,263,701,600 ordinary shares, or approximately 92.2% of our issued and outstanding shares, represented by 85,274,032 ADSs, were held by The Bank of New York Mellon, the depositary of our ADS program and a shareholder of record in the United States.

None of our shareholders has different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company other than the proposed going private transaction disclosed in “Item 4. Information on the Company—History and Development of the Company.”

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

Purchase and Sales Contracts

In 2013, 2014 and 2015, we purchased wafers for a total price of $14.5 million, $4.1 million and $8.9 million, respectively, from Changzhou Youze S&T Co., Ltd., or Youze, an entity controlled by Mr. Weizhong Wu, who is the brother-in-law of Mr. Jifan Gao, Trina’s CEO. The transactions were approved by the audit committee.

In 2014 and 2015, we purchased wafers, cells and other materials for a total price of $2.3 million and $1.7 million, respectively, from Changzhou Jiuling New Energy S&T Co., Ltd., or Jiuling, an entity controlled by Mr. Weizhong Wu. The transactions were approved by the audit committee.

In 2015, we purchased other materials for a total price of $9.5 million from Changzhou Hesai Photovoltaic Materials Co. Ltd., or Hesai, Changzhou Junhe Mechanical Co., Ltd., or Junhe, and Changzhou Youze Hezhong Photoelectric Co Ltd., or Hezhong. Junhe is an entity controlled by Mr. Weifeng Wu, who is the brother-in-law of Mr. Jifan Gao. Hezhong is an entity held by Mr. Weizhong Wu, Mr. Weifeng Wu and Ms Chunyan Wu, who is the wife of Mr. Jifan Gao. Hesai is an entity controlled by Mr. Jifan Gao and his wife. The transactions were approved by the audit committee.

In 2013, 2014 and 2015, we sold ingots for a total price of $3.8 million, nil and nil, respectively, to Youze. The transactions were approved by the audit committee.

In 2014 and 2015, we sold modules for a total price of $17.1 million and $42.9 million, respectively, to Jiuling. The transactions were approved by the audit committee.

In 2015, we sold wafers and polysilicons for a total price of $1.5 million to Jiuling, Youze and Jiangsu Trina Solar Storage Co. Ltd. Jiangsu Trina Solar Storage Co. Ltd. is an entity controlled by Mr. Jifan Gao. The transactions were approved by the audit committee.

In 2015, we sold modules for a total price of $1.7 million to AHT Co., Ltd., an entity controlled by Mr. Weizhong Wu. The transactions were approved by the audit committee.

In 2013, 2014 and 2015, we incurred costs of $32.3 million, $39.8 million and $49.1 million with respect to the wafer slicing service provided by Youze. In 2014, we entered into a long-term agreement with Youze for the wafer slicing service from July 2014 to June 2016 and made a prepayment of $8.1 million. The prepayment balance was $6.1 million and $1.9 million, respectively, as of December 31, 2014 and 2015. The transactions were approved by the audit committee.

In 2013, 2014 and 2015, we received equipment maintenance services for a total price of $0.5 million, $0.4 million and $0.4 million, respectively, from Junhe. The transactions were approved by the audit committee.

In 2015, we received logistics and shipping services for a total price of $2.9 million from Jiangsu Youze International Logistics Co., Ltd., an entity controlled by Mr. Weizhong Wu. The transactions were approved by the audit committee.

We believe the prices paid for products or services provided by related parties approximate the purchase price paid to third party vendors and the sale price of the products sold to the related parties were at prices similar to the sales price sold to third party customers.

Going Private Transaction

Our board of directors received a preliminary non-binding proposal letter dated December 12, 2015 from the Buyer Group to acquire all of our outstanding ordinary shares not owned by them in a going private transaction for $0.232 in cash per ordinary share, or $11.6 in cash per ADS. Our board of directors formed a special committee consisting of two independent directors, Messrs. Sean Shao and Qian Zhao, on December 13, 2015 to consider the proposal. See “Item 4. Information on the Company—A. History and Development of the Company.”

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

Legal and Administrative Proceedings

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company and Our Industry—The determination by U.S. and European Union authorities that our export sales are in violation of international fair trade rules could impede our access to important export markets and our overall competitiveness” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Contingencies.”

Other than the matters disclosed in the sections cross-referenced above, we are currently not a party to any material legal or administrative proceedings, and we are not aware of threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

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

Item 9.                                                         THE OFFER AND LISTING

A.                                    Offering and Listing Details.

Our ADSs are listed on the New York Stock Exchange under the symbol “TSL.” From December 19, 2006 to January 19, 2010, each of ADSs represented 100 ordinary shares. Effective on January 19, 2010, we reduced this ratio to 50 ordinary shares to one ADS. All ADS trading prices on the New York Stock Exchange set forth in this annual report, including historical trading and closing prices, have been adjusted to reflect the new ADS to ordinary shares ratio of 50 ordinary shares to one ADS. For the period from December 19, 2006 to April 18, 2016, the trading price of our ADSs on the New York Stock Exchange has ranged from $2.04 to $35.43 per ADS. At the close of trading on April 18, 2016, the trading price of our ADSs was $9.78.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods specified.

	Sales Price
	High	Low
Annual High and Low
2011	31.08	5.28
2012	12.19	2.04
2013	17.84	3.31
2014	18.77	7.52
2015	13.33	7.15

Quarterly High and Low
First Quarter 2014	18.77	12.65
Second Quarter 2014	14.85	10.16
Third Quarter 2014	15.15	10.15
Fourth Quarter 2014	11.98	7.52
First Quarter 2015	12.79	8.13
Second Quarter 2015	13.33	10.90
Third Quarter 2015	11.92	7.15
Fourth Quarter 2015	11.35	8.61
First Quarter 2016	11.09	8.31

Monthly High and Low
October 2015	11.34	8.61
November 2015	10.71	8.80
December 2015	11.35	9.53
January 2016	11.09	8.31
February 2016	10.48	8.37
March 2016	10.75	9.81
April 2016 (through April 18, 2016)	10.02	9.56

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2015. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

Item 11.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.6% in 2013, 2.0% in 2014 and 1.4% in 2015. We have not in the past been materially affected by any such inflation, but we can provide no assurance that we will not be affected in the future.

Foreign Exchange Risk

Transaction Risk

Most of our sales are currently denominated in Renminbi, U.S. dollars, Euros, GBP and Japanese Yen, while a substantial portion of our costs and expenses is denominated in Renminbi, with the remainder in U.S. dollars. Therefore, fluctuations in currency exchange rates could have an adverse impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in currency exchange rates, particularly among Renminbi, U.S. dollars, Euros, GBP and Japanese Yen, may affect our gross and net profit margins and could result in foreign exchange and operating losses. Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between the signing of sales contracts and the settling of these contracts. As of December 31, 2013, we held $435.1 million in accounts receivable, most of which were denominated in U.S. dollars and Renminbi. As of December 31, 2014, we held $608.1 million in accounts receivable, most of which were denominated in Renminbi and U.S. dollars. As of December 31, 2015, we held $658.8 million in accounts receivable, most of which were denominated in Renminbi and U.S. dollars.

Had we converted all of our accounts receivable into Renminbi at an exchange rate of RMB6.4778 for $1.00, the exchange rate as of December 31, 2015, our accounts receivable would have been RMB2,818.5 million, RMB3,939.2 million and RMB4,267.6 million as of December 31, 2013, 2014 and 2015, respectively. Assuming that Renminbi appreciates by a rate of 10% to an exchange rate of RMB5.8889 to $1.00, we would record a loss of our accounts receivable in Renminbi terms. A 10% appreciation of Renminbi would result in our holding Renminbi equivalents of RMB2,562.3 million, RMB3,581.0 million and RMB3,879.6 million in accounts receivable as of December 31, 2013, 2014 and 2015, respectively. These amounts would therefore reflect a theoretical loss of RMB256.2 million, RMB358.2 million and RMB388.0 million for our accounts receivable as of December 31, 2013, 2014 and 2015, respectively. This calculation model is based on multiplying our accounts receivable, which are held in U.S. dollars, by a smaller Renminbi equivalent amount resulting from an appreciation of Renminbi. This calculation model does not take into account optionality nor does it take into account the use of financial instruments.

In addition, Renminbi is not a freely convertible currency. The SAFE controls the conversion of Renminbi to foreign currencies. The value of the Renminbi is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. Our cash and cash equivalents and restricted cash denominated in Renminbi amounted to $154.1 million, $179.3 million and $290.9 million as of December 31, 2013, 2014 and 2015, respectively.

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

Depending on movements in foreign exchange rates, the foreign currency translation may have an adverse impact on our consolidated financial statements. We recorded these exchange gains and losses in the statements of operations. In 2013, 2014 and 2015, we had a foreign exchange loss of $13.6 million, $21.9 million and $25.1 million, respectively.  The foreign exchange loss in 2015 was primarily resulted from the depreciation of the Renminbi against U.S. dollar.

Risk Management

Our primary objective for holding derivative financial instruments is to manage currency risk. We record derivative instruments as assets or liabilities, measured at fair value.

Starting from October 2008, we have entered into a series of foreign currency forward contracts with commercial banks, to hedge our exposure to foreign currency exchange risk. As of December 31, 2015, we had foreign currency forward contracts with a total contract value of approximately $144.4 million. We do not use foreign currency forward contracts to hedge all of our foreign currency denominated commitments. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. As of December 31, 2015, we recorded a gain in fair value of foreign currency forward contracts of $4.1 million, which was included in the line item “Derivatives gain” in the consolidated statements of operations. We estimate fair value of foreign currency forward contract at the price that would be received from the sale of the contracts or paid to settle the contracts on the measurement date in an orderly transaction between market participants. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Assuming a 1.0% appreciation of the Japanese Yen against the U.S. dollar to the exchange rate as of December 31, 2015, the mark-to-market loss of our outstanding foreign currency forward contracts (Japanese Yen/U.S. dollars) would have increased by approximately $0.7 million as of December 31, 2015. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar to the exchange rate as of December 31, 2015, the mark-to-market gain of our outstanding foreign currency forward contracts (Renminbi/U.S. dollars) would have increased by approximately $0.2 million as of December 31, 2015.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates. If market interest rates for short-term demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average interest rate for our bank borrowings would result in an increase of approximately $143.9 million in interest expense in 2015. We may use derivative financial instruments, such as interest rate swaps, to mitigate potential risks of interest expense increases due to changes in market interest rates.

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

The depositary has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2015, we received $301,480, net of withholding tax, from the depositary in reimbursements relating to the ADS facility/we did not receive any reimbursements relating to the ADS facility from the depositary. In addition, the depositary waived $130,164 of our fees relating to our ADR program in 2015. In the event our ADR program is early terminated, we may be required to return certain reimbursements, the amount of which will be agreed to between us and the depositary.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2015, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015 using criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2015 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2015 has been audited by KPMG Huazhen LLP, an independent registered public accounting firm. The attestation report issued by KPMG Huazhen LLP can be found on page F-3 of this annual report.

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

Item 16A.              AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Sean Shao qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. All the members of our audit committee, namely, Mr. Sean Shao, Mr. Liping Qiu and Mr. Qian Zhao, satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act.

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

Item 16C.              PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG in 2014 and KPMG Huazhen LLP in 2015 for the periods indicated.

	2014	2015
Audit fees(1)	$1,702,884	1,227,878
Audit-related fees(2)	$392,221	369,595
Advisory fees(3)	$—	184,797
All other fees(4)	$138,584	—

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

(3)              “Advisory fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered for advisory.

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

Item 16E.                                         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.              CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

KPMG, or KPMG Hong Kong, was previously the principal accountants for Trina Solar Limited. On June 29, 2015, KPMG Hong Kong was dismissed and KPMG Huazhen LLP was engaged as principal accountants.  The decision to change accountants was approved by the audit committee of the board of directors.

During the two fiscal years ended December 31, 2014, and the subsequent interim period through June 29, 2015 preceeding such dismissal, there were no: (1) disagreements with KPMG Hong Kong on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The audit reports of KPMG Hong Kong on the consolidated financial statements of Trina Solar Limited and subsidiaries as of and for the years ended December 31, 2014 and 2013 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

A letter from KPMG Hong Kong is attached as Exhibit 15.2 to this Form 20-F.

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

4.1	Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2015)

4.2

Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.3

Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.4

Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2008 (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.5

Supplemental Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 19, 2008 (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2009)

4.6

Supplemental Polysilicon Supply Agreement II between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 24, 2009 (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.7†

Supplementary Agreement No. 4 to Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2010 (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.8†

Supplementary Agreement No. 10 to Polysilicon Supply Agreement between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. dated January 11, 2011 (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.9†

Supplementary Agreement No. 15 to Polysilicon Supply Agreement between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. dated March 22, 2012 (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.10†

Supplementary Agreement No. 17 to Polysilicon Supply Agreement between Trina China, Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated October 26, 2012 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2013)

4.11†

Supplementary Agreement No. 19 to Polysilicon Supply Agreement between Trina China, Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated March 8, 2013 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2013)

4.12†

Supplementary Agreement No. 20 to Polysilicon Supply Agreement between Trina China and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. dated March 8, 2013 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2013)

4.13†

Supplementary Agreement (21) to Polysilicon Supply Contract between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated January 28, 2014 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2014)

4.14†

Supplementary Agreement (22) to Polysilicon Supply Contract between Trina China and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. dated January 27, 2014 (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2014)

4.15†

Supplementary Agreement (24) to Polysilicon Supply Contract between Trina China and GCL-Poly (Suzhou) New Energy Co., Ltd. and other parties named therein dated February 12, 2015 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2015)

4.16

Supplementary Agreement (25) to Polysilicon Supply Contract between Trina China and GCL-Poly (Suzhou) New Energy Co., Ltd. dated March 16, 2015 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2015)

4.17

Form of ADS Lending Agreement, dated as of September 30, 2014, among the borrowers and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on October 1, 2014).

4.18

Indenture dated as of June 11, 2014 between the Registrant and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2015)

4.19

Indenture dated as of October 6, 2014 between the Registrant and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2015)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Huazhen LLP

15.2*	Letter from KPMG regarding Item 16F of this annual report

101*

Financial information from registrant for the year ended December 31, 2015 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2014 and 2015; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2013, 2014 and 2015; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2013, 2014 and 2015; (iv) Consolidated Statements of Changes in Equity for the Years Ended December 31, 2013, 2014 and 2015; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2014 and 2015; (vi) Notes to the Consolidated Financial Statements; and (vii) Additional Information—Financial Statement Schedule I

*                      Filed with this annual report on Form 20-F

**               Furnished with this annual report on Form 20-F

†                      Confidential treatment has been granted with respect to portions of this exhibit and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Trina Solar Limited

	By:	/s/ Jifan Gao
Name: Jifan Gao
Title: Chairman and Chief Executive Officer

Date: April 19, 2016

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

4.1	Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2015)

4.2

Form of Indemnification Agreement between the Registrant and its officers and directors (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.3

Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (file No. 333-142970) filed with the Securities and Exchange Commission on May 15, 2007)

4.4

Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2008 (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2008)

4.5

Supplemental Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 19, 2008 (incorporated by reference to Exhibit 4.20 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2009)

4.6

Supplemental Polysilicon Supply Agreement II between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated August 24, 2009 (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010)

4.7†

Supplementary Agreement No. 4 to Polysilicon Supply Agreement between Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. and Trina China dated March 29, 2010 (incorporated by reference to Exhibit 4.10 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.8†

Supplementary Agreement No. 10 to Polysilicon Supply Agreement between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. dated January 11, 2011 (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.9†

Supplementary Agreement No. 15 to Polysilicon Supply Agreement between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. dated March 22, 2012 (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

4.10†

Supplementary Agreement No. 17 to Polysilicon Supply Agreement between Trina China, Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated October 26, 2012 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2013)

4.11†

Supplementary Agreement No. 19 to Polysilicon Supply Agreement between Trina China, Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated March 8, 2013 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2013)

4.12†

Supplementary Agreement No. 20 to Polysilicon Supply Agreement between Trina China and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. dated March 8, 2013 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2013)

4.13†

Supplementary Agreement (21) to Polysilicon Supply Contract between Trina China and Changzhou GCL Photovoltaic Technology Co., Ltd. and other parties named therein dated January 28, 2014 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2014)

4.14†

Supplementary Agreement (22) to Polysilicon Supply Contract between Trina China and Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. dated January 27, 2014 (incorporated by reference to Exhibit 4.17 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2014)

4.15†

Supplementary Agreement (24) to Polysilicon Supply Contract between Trina China and GCL-Poly (Suzhou) New Energy Co., Ltd. and other parties named therein dated February 12, 2015 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2015)

4.16

Supplementary Agreement (25) to Polysilicon Supply Contract between Trina China and GCL-Poly (Suzhou) New Energy Co., Ltd. dated March 16, 2015 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2015)

4.17

Form of ADS Lending Agreement, dated as of September 30, 2014, among the borrowers and the Registrant (incorporated by reference to Exhibit 99.1 of the Report of Foreign Private Issuer on Form 6-K filed by Trina Solar Limited on October 1, 2014).

4.18

Indenture dated as of June 11, 2014 between the Registrant and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.18 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2015)

4.19

Indenture dated as of October 6, 2014 between the Registrant and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2015)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 29, 2012)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Huazhen LLP

15.2*	Letter from KPMG regarding Item 16F of this annual report

101*

Financial information from registrant for the year ended December 31, 2015 formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2014 and 2015; (ii) Consolidated Statements of Operations for the Years Ended December 31, 2013, 2014 and 2015; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2013, 2014 and 2015; (iv) Consolidated Statements of Changes in Equity for the Years Ended December 31, 2013, 2014 and 2015; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2014 and 2015; (vi) Notes to the Consolidated Financial Statements; and (vii) Additional Information—Financial Statement Schedule I

*                      Filed with this annual report on Form 20-F

**               Furnished with this annual report on Form 20-F

†                      Confidential treatment has been granted with respect to portions of this exhibit and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

TRINA SOLAR LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Trina Solar Limited:

We have audited the accompanying consolidated balance sheets of Trina Solar Limited and subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Trina Solar Limited and subsidiaries as of December 31, 2014 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Trina Solar Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 19, 2016, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Huazhen LLP

Shanghai, China

April 19, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Trina Solar Limited:

We have audited Trina Solar Limited’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Trina Solar Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Trina Solar Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Trina Solar Limited and subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated April 19, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Huazhen LLP

Shanghai, China

April 19, 2016

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars, except share data)

	As of December 31,
	2014	2015
ASSETS
Current assets:
Cash (including consolidated variable interest entities of $163,456 and $1,079,416 as of December 31, 2014 and 2015, respectively)	392,891,984	465,393,461
Restricted cash	146,929,333	194,483,925
Inventories	350,851,594	431,993,582
Build-to-sell project assets (including consolidated variable interest entities of nil and $269,033,046 as of December 31, 2014 and 2015, respectively)	60,104,751	531,344,158
Accounts receivable, net of allowance for doubtful accounts of $69,905,290 and $52,731,428 as of December 31, 2014 and 2015, respectively (including consolidated variable interest entities of nil and $2,906,962 as of December 31, 2014 and 2015, respectively)	608,149,348	658,835,860
Current portion of advances to suppliers, net (including consolidated variable interest entities of nil and $90,860 as of December 31, 2014 and 2015, respectively)	46,131,229	55,717,902
Amounts due from and advances to related parties	17,492,566	15,364,154
Deferred income tax assets	25,701,241	18,237,155
Value-added tax recoverable, current (including consolidated variable interest entities of $nil and $27,102,222 as of December 31, 2014 and 2015, respectively)	61,108,699	137,467,682
Prepaid expenses and other current assets (including consolidated variable interest entities of $nil and $12,012 as of December 31, 2014 and 2015, respectively)	63,985,417	80,093,990
Total current assets	1,773,346,162	2,588,931,869

Advances to suppliers, net of current portion	18,756,956	20,601,924
Advances to related parties, net of current portion	1,993,790	—
Property, plant and equipment, net (including build-to-own project assets of $385,477,374 and $807,894,110 as of December 31, 2014 and 2015, respectively) (including consolidated variable interest entities of $4,249,210 and $96,924,507 as of December 31, 2014, respectively)	1,253,542,691	1,862,135,500
Prepaid land use rights, net (including consolidated variable interest entities of nil and $2,286,812 as of December 31, 2014 and 2015, respectively)	48,075,950	57,201,822
Deferred income tax assets, net	30,977,697	34,294,509
Investment in equity affiliates	25,568,061	27,781,818
Value-added tax recoverable, non-current (including consolidated variable interest entities of nil and $3,659,835 as of December 31, 2014 and 2015, respectively)	30,093,420	75,428,575
Other noncurrent assets	17,211,083	27,578,390
TOTAL ASSETS	3,199,565,810	4,693,954,407

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term borrowings	820,251,946	916,613,776
Current portion of capital lease obligation	—	11,279,996
Accounts payable (including consolidated variable interest entities of nil and $ 156,812,903 as of December 31, 2014 and 2015, respectively)	742,007,176	1,390,162,325
Amount due to related parties	8,088,550	17,528,730
Income taxes payable	9,397,449	30,102,067
Accrued expenses and other current liabilities (including consolidated variable interest entities of $980,732 and $4,056,549 as of December 31, 2014 and 2015, respectively)	170,057,665	236,872,533
Total current liabilities	1,749,802,786	2,602,559,427
Long-term borrowings, excluding current portion	22,433,705	521,982,440
Capital lease obligation, excluding current portion	—	21,673,637
Convertible senior notes	287,500,000	287,500,000
Accrued warranty costs	103,197,330	129,477,630
Deferred income tax liabilities	15,028,011	16,018,721
Other noncurrent liabilities	20,525,358	24,179,494
Total Liabilities	2,198,487,190	3,603,391,349
Equity:
Ordinary shares ($0.00001 par value; 73,000,000,000 shares authorized, 4,261,339,014 and 4,284,544,826 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	42,613	42,845
Additional paid-in capital	752,384,179	759,493,276
Retained earnings	202,706,896	279,221,831
Accumulated other comprehensive income	17,710,281	11,978,251
Total Trina Solar Limited shareholders’ equity	972,843,969	1,050,736,203
Non-controlling interests	28,234,651	39,826,855
Total equity	1,001,078,620	1,090,563,058
Commitments and contingencies (Note 18)
TOTAL LIABILITIES AND EQUITY	3,199,565,810	4,693,954,407

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in U.S. dollars, except share data)

	Year ended December 31,
	2013	2014	2015

Net sales	1,774,970,623	2,286,119,379	3,035,511,903
Cost of goods sold	1,556,776,721	1,900,547,673	2,468,878,578
Gross profit	218,193,902	385,571,706	566,633,325
Selling expenses	132,824,382	135,060,972	178,119,294
General and administrative expenses	103,523,355	108,150,293	132,438,833
Research and development expenses	19,926,288	22,258,108	34,099,008
Provision for settlement of lawsuit with Solyndra	—	—	45,000,000
(Loss) income from operations	(38,080,123)	120,102,333	176,976,190
Other income (expenses):
Interest income	3,958,465	2,793,449	2,861,901
Interest expense	(48,444,855)	(34,886,391)	(52,251,719)
Foreign exchange loss	(13,575,849)	(21,934,113)	(25,139,298)
Derivatives gain	2,180,418	3,422,052	4,064,972
Equity in (loss) income of equity method investees	(746,434)	(198,148)	1,741,279
Other income, net	9,442,147	7,448,541	7,539,058
(Loss) income before income taxes	(85,266,231)	76,747,723	115,792,383
Income tax benefit (expense)	13,030,391	(15,488,073)	(29,445,772)
Net (loss) income	(72,235,840)	61,259,650	86,346,611
Net loss (income) attributable to the non-controlling interests	209,905	(1,921,965)	(9,831,676)
Net (loss) income attributable to Trina Solar Limited shareholders	(72,025,935)	59,337,685	76,514,935

(Loss) earnings per ordinary share
Basic	(0.02)	0.02	0.02
Diluted	(0.02)	0.01	0.02
Weighted average ordinary shares outstanding
Basic	3,553,552,756	3,881,503,977	4,226,950,678
Diluted	3,553,552,756	4,274,694,832	5,277,943,367

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in U.S. dollars)

	Year ended December 31,
	2013	2014	2015
Net (loss) income	(72,235,840)	61,259,650	86,346,611
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	6,197,195	2,376,925	(8,113,672)
Comprehensive (loss) income	(66,038,645)	63,636,575	78,232,939
Less: comprehensive (loss) income attributable to non-controlling interests	(209,319)	1,991,540	7,450,034
Comprehensive (loss) income attributable to Trina Solar Limited	(65,829,326)	61,645,035	70,782,905

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in U.S. dollars, except share data)

			Additional		Accumulated other	Equity attributable to Trina		Total
	Ordinary shares		paid-in	Retained	comprehensive	Solar Limited	Non-controlling	shareholders’
	Shares	Amount	capital	earnings	income (loss)	Shareholders	Interest	equity
Balance at January 1, 2013	3,993,306,819	39,933	656,943,591	215,395,146	9,206,322	881,584,992	199,717	881,784,709
Share-based compensation	—	—	5,667,846	—	—	5,667,846	—	5,667,846
Vesting of restricted shares issued to employees	10,749,320	107	—	—	—	107	—	107
Issuance of ordinary shares pursuant to share option plan	8,320,750	83	922,473	—	—	922,556	—	922,556
Return of ordinary shares under share lending facility	(407,319,400)	(4,073)	4,073	—	—	—	—	—
Net loss	—	—	—	(72,025,935)	—	(72,025,935)	(209,905)	(72,235,840)
Capital contribution from non-controlling interests	—	—	—	—	—	—	342,196	342,196
Acquisition of non-controlling interest	—	—	(150,071)	—	—	(150,071)	(49,929)	(200,000)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	6,196,609	6,196,609	586	6,197,195
Balance at December 31, 2013	3,605,057,489	36,050	663,387,912	143,369,211	15,402,931	822,196,104	282,665	822,478,769
Share-based compensation	—	—	4,399,729	—	—	4,399,729	—	4,399,729
Vesting of restricted shares issued to employees	10,533,125	105	—	—	—	105	—	105
Issuance of ordinary shares pursuant to share option plan	14,548,400	146	1,408,038	—	—	1,408,184	—	1,408,184
Issuance of ordinary shares, net of issuance cost	631,200,000	6,312	132,407,498	—	—	132,413,810	—	132,413,810
Call options in connection with issuance of convertible senior notes	—	—	(52,311,578)	—	—	(52,311,578)	—	(52,311,578)
Share lending arrangement in connection with issuance of convertible senior notes	—	—	3,092,580	—	—	3,092,580	—	3,092,580
Net Income	—	—	—	59,337,685	—	59,337,685	1,921,965	61,259,650
Capital contribution from non-controlling interests	—	—	—	—	—	—	8,144,078	8,144,078
Acquisition of subsidiaries	—	—	—	—	—	—	17,816,368	17,816,368
Foreign currency translation adjustments, net of nil tax	—	—	—	—	2,307,350	2,307,350	69,575	2,376,925
Balance at December 31, 2014	4,261,339,014	42,613	752,384,179	202,706,896	17,710,281	972,843,969	28,234,651	1,001,078,620
Share-based compensation	—	—	6,007,084	—	—	6,007,084	—	6,007,084
Vesting of restricted shares issued to employees	11,125,312	111	—	—	—	111	—	111
Issuance of ordinary shares pursuant to share option plan	12,080,500	121	1,102,013	—	—	1,102,134	—	1,102,134
Net Income	—	—	—	76,514,935	—	76,514,935	9,831,676	86,346,611
Capital contribution from non-controlling interests	—	—	—	—	—	—	7,367,435	7,367,435
Acquisition of non-controlling interest	—	—	—	—	—	—	(81,715)	(81,715)
Dividends to non-controlling interest shareholders							(3,143,550)	(3,143,550)
Foreign currency translation adjustments, net of nil tax	—	—	—	—	(5,732,030)	(5,732,030)	(2,381,642)	(8,113,672)
Balance at December 31, 2015	4,284,544,826	42,845	759,493,276	279,221,831	11,978,251	1,050,736,203	39,826,855	1,090,563,058

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars)

	Year ended December 31,
	2013	2014	2015

Operating activities:

Net (loss) income	(72,235,840)	61,259,650	86,346,611

Adjustments to reconcile net (loss) income to net cash provided by operating activities:

Depreciation and amortization	116,788,045	108,261,965	134,986,793
Equity in loss (income) of associates	746,434	198,148	(1,741,279)
Loss (gain) on change in fair value of derivatives	1,580,824	(1,486,118)	2,273,889
Provision for impairment loss of build-to-sell project assets	10,660,148	3,379,824	—
Gain on disposal of property, plant and equipment	(13,416)	(96,308)	(410,998)
Allowance made (reversed) for accounts receivable, net of recoveries	257,932	(7,380,299)	(12,952,252)
Provision reversed for losses of advances to suppliers, net of recoveries	—	(1,058,191)	—
Inventory write-down	40,588,365	37,764,638	15,279,633
Deferred income tax benefit (expense)	(17,638,880)	18,583,646	4,634,996
Share-based compensation	5,667,846	4,399,729	6,007,084
Amortization of convertible senior notes issuance costs	—	1,131,147	3,850,512
Gain on repurchase of convertible senior notes	(282,625)	—	—
Gain on disposal of subsidiaries	—	(326,895)	—
Others	—	(814,592)	—

Changes in operating assets and liabilities:
Accounts receivable	(45,192,542)	(165,677,129)	(37,680,349)
Amounts due from and advances to related parties	—	(19,486,356)	2,128,412
Value-added tax recoverable	(53,411,973)	(13,546,571)	(121,694,138)
Inventories	93,621,779	(105,275,426)	(55,093,380)
Build-to-sell project assets	(68,995,784)	(7,646,847)	(467,932,102)
Advances to suppliers	(25,560,531)	5,990,951	(43,461,884)
Prepaid expenses and other current assets	3,743,044	10,496,007	(12,804,592)
Other noncurrent assets	(144,536)	(8,581,806)	(14,433,286)
Accounts payable	32,615,213	207,280,860	578,525,671
Amount due to related parties	10,524,438	(7,297,385)	9,440,180
Income taxes payable	2,331,466	6,129,180	20,704,618
Accrued expenses and other current liabilities	(1,238,302)	37,106,827	63,182,874
Accrued warranty costs	15,963,062	21,454,249	26,280,300
Other noncurrent liabilities	(3,842,967)	(803,309)	2,756,495
Net cash provided by operating activities	46,531,200	183,959,589	188,193,808

Investing activities:
Purchases of property, plant and equipment	(69,990,898)	(404,655,016)	(652,354,550)
Prepaid land use rights	(2,149,101)	—	(10,156,156)
Proceeds from sale of property, plant and equipment	52,858	258,830	14,247,117
Subsidies received from government for purchases of property, plant and equipment	2,817,719	2,508,743	897,641
Investments in affiliates	(3,135,773)	(13,996,479)	(472,478)
Cash received from disposal of a subsidiary	—	307,496	—
Prepayment for acquisition of assets	—	—	(7,304,208)
Decrease (increase) in restricted cash	36,200,065	(72,209,369)	(47,554,592)
Net cash used in investing activities	(36,205,130)	(487,785,795)	(702,697,226)

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS— (continued)

(Amounts in U.S. dollars)

	Year ended December 31,
	2013	2014	2015

Financing activities:
Proceeds from issuance of ordinary shares pursuant to share option plan	922,556	1,408,184	1,102,134
Proceeds from issuance of ordinary shares, net of issuance costs	—	132,413,810	—
Payment for call options in connection with convertible senior notes issuance	—	(52,311,578)	—
Proceeds from issuance of convertible senior notes	—	287,500,000	—
Debt issuance costs	—	(8,704,466)	—
Payment for repurchase of convertible senior notes	(26,292,375)	—	—
Redemption of convertible senior notes	(57,007,000)	—	—
Principal payment under capital lease obligations	—	—	(6,036,302)
Proceeds from short-term bank borrowings	987,890,556	1,097,924,839	1,282,942,930
Repayment of short-term bank borrowings	(1,086,230,806)	(973,471,443)	(1,124,838,242)
Proceeds from long-term bank borrowings	13,941,512	44,616,290	535,273,412
Repayment of long-term bank borrowings	(170,480,333)	(329,863,899)	(97,467,535)
Payment for acquisition of non-controlling interest	(200,000)	—	(81,715)
Contribution from non-controlling interests	342,196	8,144,078	7,367,435
Dividends paid to non-controlling interests holders of subsidiaries	—	—	(3,143,550)
Net cash (used in) provided by financing activities	(337,113,694)	207,655,815	595,118,567

Effect of exchange rate changes	6,197,195	2,376,812	(8,113,672)

Net change in cash	(320,590,429)	(93,793,579)	72,501,477

Cash at the beginning of the year	807,275,992	486,685,563	392,891,984
Cash at the end of the year	486,685,563	392,891,984	465,393,461

Supplemental disclosure of cash flow information:

Interest paid	50,023,964	34,908,088	63,891,021
Income taxes paid	4,075,481	432,030	30,407,022

Supplemental schedule of non-cash investing activities:

Purchases of property, plant and equipment included in accounts payable	50,210,688	121,819,713	187,349,167
Purchases of property, plant and equipment under capital lease	—	—	35,492,129

Supplemental schedule of non-cash financing activities:

Long-term borrowing assumed by the buyer upon sale of project assets	—	(32,612,240)	—
Debt issuance cost of the share lending arrangement	—	3,092,580	—

See accompanying notes to consolidated financial statements

TRINA SOLAR LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The accompanying consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements, including the renewal or rollover of its bank borrowings, to support its working capital requirements.

The Company has carried out a review of its cash flow forecast for the twelve months ending December 31, 2016. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Company’s working capital and capital expenditures requirements, and to meet its short term debt obligations and other liabilities and commitments as they become due. In preparing the cash flow forecast, management has considered historical cash requirements of the Company, as well as other key factors, including its ability to renew its short-term bank borrowings during 2016. Historically, the Company has renewed or rolled over substantially all its short-term bank loans upon the maturity date of the loans. From January 1, 2016 to March 31, 2016, the Company renewed a majority of short-term bank borrowings that matured during this period. Management believes the assumptions used in the cash forecast are reasonable.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.     SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(b)  Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its consolidated subsidiaries, and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. All significant inter-company transactions and balances have been eliminated upon consolidation. For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is shown as non-controlling interests. The Company accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting.

Due to certain PRC government regulations, the Company has entered into several contracts with third-party counterparties to construct certain solar energy projects in China on its behalf.  Each solar energy project is owned by a VIE which is 100% owned by the counterparties.  Although the counterparties have legal ownership of the specific purpose entity, the counterparties have no equity at risk since no equity contributions are required to be made by them.  The counterparties have no rights to the net assets nor have the obligations to fund the specific purpose entities.  According to the contract terms, the Company 1) has the rights to claim the ownership of these solar energy projects after the construction and connection of the project assets by demanding the counterparties to transfer their 100% equity interests in these solar energy projects to the Company; 2) has the exclusive rights to select the vendors and the constructors, as well as to monitor the design and construction of the solar energy projects; 3) funds the construction of the solar energy projects by providing loans to the specific purpose entities, which are pledged by 100% of the shares of these specific purpose entities; and 4) has the rights to receive all electricity and other income generated from the operation of the solar energy projects, and the rights to receive dividends of the VIEs once the solar energy projects are connected to the grid.

In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, the Company is considered the primary beneficiary of the VIEs because it has (i) the power to direct activities of the VIEs that most significantly impact the economic performance of the VIEs; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIEs that could potentially be significant to the VIEs.  Accordingly, the financial statements of the VIEs are consolidated in the Company’s consolidated financial statements.  Total numbers of the projects entities being consolidated under the contracts aforementioned were 1 and 31 as of December 31, 2014 and 2015, respectively.

The financial results and cash flows of the VIEs that were included in the accompanying consolidated financial statements for the years ended December 31, 2013, 2014 and 2015 are as follows:

	Year ended December 31,
	2013	2014	2015
	$	$	$
Net sales	—	—	3,289,920
Net income	—	—	120,775
Net cash used in operating activities	—	—	(172,702,153)
Net cash used in investing activities	—	(3,268,478)	(65,055,398)
Net cash provided by financing activities	—	3,431,933	238,751,610

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.     SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(c)  Use of estimates

The preparation of the consolidated financial statements in conformity with U.S.GAAP requires the Company to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance made for doubtful accounts receivable, provision for losses on advances to suppliers, inventory write-downs, the estimated useful lives of long-lived assets, the impairment of long-lived assets and project assets, fair value of foreign currency derivatives, accrued loss on firm purchase commitment, the accrual for uncertain tax positions and valuation allowance of deferred income tax assets, accrued warranty expenses, the grant-date fair value of share-based compensation awards and related forfeiture rates, fair value of financial instruments and loaned shares under the share lending arrangement, and assumptions related to the consolidation of entities in which the Company holds variable interests. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(d)  Cash and cash equivalents

Cash consists of cash on hand and demand deposits at banks, which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased. The Company did not hold any cash equivalents as of December 31, 2014 and 2015.

(e)  Restricted cash

Restricted cash is primarily comprised of bank deposits held as collateral for letters of credit, commercial paper, bank drafts, and bank borrowings. These deposits carry fixed interest rates and will be released when the bank borrowings are repaid or the related letters of credit, commercial paper, and bank drafts are settled by the Company. The Company considers the restricted cash balances as equivalent to an investment whose return of principal requires the satisfaction of conditions (i.e., repayment of bank borrowings or settlement of letters of credit, commercial paper and bank drafts). Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment and, accordingly, the Company has presented such deposits and withdrawals as investing activities in the consolidated statements of cash flows.

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

· Level 1 — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

· Level 2 — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

· Level 3 — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use to price an asset or liability.

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.     SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(g)  Investment in equity affiliates

Affiliated companies are entities over which the Company has significant influence, but which it does not control. The Company generally considers an ownership interest of 20% or higher to represent significant influence. Investments in equity affiliates are accounted for by the equity method of accounting. Under this method, the Company’s share of the profits or losses of affiliated companies is recognized in other income and its shares of movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Company and its affiliated companies are eliminated to the extent of the Company’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Company is obligated to provide additional funds to the affiliated companies or the Company has other investments in the affiliated companies. An impairment loss is recorded when there has been a loss in value of the investment that is other-than-temporary. As of December 31, 2014 and 2015, the Company has equity investment in affiliates with a carrying amount of $25,568,061 and $27,781,818, respectively. No impairments were recorded for the years ended December 31, 2013, 2014 and 2015.

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(j)   Project assets

The Company constructs solar energy project systems (“project assets”) that are (i) developed for sale (“build-to-sell project assets”) or (ii) developed for the Company’s own use (“build-to-own project assets”). Project assets are classified as either build-to-sell project assets or as build-to-own project assets once the project assets have been constructed and ready for use. Classification of the project assets affects the accounting and presentation in the consolidated financial statements, including the consolidated statement of operations and consolidated statement of cash flows. Transactions related to the construction and sale of build-to-sell project assets are presented as operating activities in the consolidated statements of cash flows and reported as sales and costs of goods sold in the consolidated statement of operations when the project assets are sold. Incidental electricity income generated from the build-to-sell project assets prior to the sale of the projects is recorded in other operating income in the consolidated statement of operations.  Build-to-own project assets relate to solar energy project systems that the Company uses in its operations to generate income or a return from the use of the assets. Income generated from build-to-own project assets are reported as part of net sales in the consolidated statement of operations.  The costs to construct build-to-own project assets are presented as investing activities in the consolidated statement of cash flows. The proceeds received for the sale of build-to-own project assets are presented as cash flows from investing activities within the consolidated statement of cash flows.  A net gain or loss upon the disposal of build-to-own project assets is reported in other operating income or expense in the consolidated statement of operations.

Project assets costs consist primarily of capitalizable costs for items such as permits and licenses, land use rights, and work-in-process. Work-in-process includes materials and modules, construction, installation and labor and other capitalizable costs incurred to construct the solar energy project systems.

Upon completion of the construction of build-to-sell project assets, the Company initiates a plan to actively market the asset for immediate sale in its present condition to potential buyers at a price that is reasonable in relation to its current fair value and it is probable that the sale of the asset will be sold within one year.  No depreciation expense is recognized while the project assets are under construction or classified as held for sale.  Build-to-sell project assets are measured at the lower of its carrying amount or fair value less costs to sell.  At each reporting date, the appropriateness of the classification of build-to-sell project assets is reassessed. If facts and circumstances change such that it is no longer probable that the project asset will be sold within one year, the project asset will be reclassified to property, plant and equipment.

Build-to-sell project assets consisted of the following at December 31, 2014 and 2015:

	December 31,	December 31,
	2014	2015
	$	$
Project assets — Module cost	24,355,693	238,020,983
Project assets —Project construction and others (Note 1 )	35,749,058	293,323,175
Total build-to-sell project assets	60,104,751	531,344,158

Note 1.  Project construction and other costs primarily represent the construction, permits and licenses, land use rights, and other capitalizable costs incurred to construct the solar energy project systems.

For build-to-sell project assets, the Company considers a project commercially viable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. The Company also considers a partially developed or partially constructed project commercially viable if the anticipated selling price is higher than the carrying value of the related project assets plus the estimated cost to completion. The Company considers a number of factors, including changes in environmental, ecological, permitting, market pricing or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease.  The Company records an impairment loss of the project asset to the extent the carrying value exceed its estimated recoverable amount.  The recoverable amount is estimated based on the anticipated sales proceeds plus any refundable project investment deposits reduced by estimated cost to complete such sales. In 2013, 2014 and 2015, the Company provided impairment loss of $10,660,148, $3,379,824 and nil for certain build-to-sell project assets.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(k)   Property, plant and equipment, net

The Company reports its property, plant and equipment at cost, less accumulated depreciation. Property, plant and equipment acquired under capital lease are stated at the present value of minimum lease payments. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. The Company expenses repair and maintenance costs when they are incurred. A summary of interest costs incurred is as follows:

	Year ended December 31,
	2013	2014	2015
	$	$	$
Total interest incurred	48,444,855	42,068,402	66,004,092
Less: Interest capitalized	—	(7,182,011)	(13,752,373)
Interest expenses	48,444,855	34,886,391	52,251,719

The Company computes depreciation expense using the straight-line method over the estimated useful lives of the assets presented below.

Years
Buildings	10–25
Plant and machinery	5–10
Motor vehicles	3–5
Electronic equipment, furniture and fixtures	3–5
Solar energy projects	20-25

Property, plant and equipment acquired under capital lease are amortized in a manner consistent with the above depreciation policy for owned assets if the lease transfers ownership to the Company by the end of the lease term or contains a bargain purchase option.

(l)   Prepaid land use rights

The Company’s prepaid land use rights are reported at cost and are charged to expense on a straight-line basis over the 50-year period of the rights granted in the PRC.

(m) Impairment of long-lived assets

The Company’s long-lived assets primarily include property, plant and equipment and prepaid land use rights. The Company evaluates the long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events include but are not limited to significant current period operating or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. No impairments were recorded for long-lived assets held and used during the years ended December 31, 2013, 2014, and 2015.

(n)  Lease

Leases are classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the asset’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. The Company records a capital lease as an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term. As of December 31, 2015, assets acquired under capital leases primarily represent machinery and equipment.

The Company leases office space, employee accommodation and vehicle that are classified as operating leases. Rental on operating leases is charged to expense on a straight-line basis over the lease term. Certain operating leases contain rent holidays and escalating rent. Rent holidays and escalating rent are considered in determining the straight-line rent expense to be recorded over the lease term.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(o)  Contingencies

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

(p)  Income taxes

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

(q)  Revenue recognition

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

Sales of project assets

The Company recognizes the sale of project assets with the concurrent sale or lease of the underlying land use rights, whether explicit or implicit in the transaction, in accordance with ASC 360-20, Real Estate Sales. For these transactions, the Company has determined that the project asset sale represents the sale of real estate and is therefore subject to the revenue recognition guidance applicable to real estate. A project asset comprises of properties, physical fixtures, solar modules and other related integral equipment attached to the land that cannot be removed and used separately without incurring significant costs. Equipment is determined to be integral when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds ten percent of the fair value of the equipment at the time of original installation. Under real estate accounting, the Company recognizes revenue and profit using the full accrual method once the sale is consummated, the buyer’s initial and continuing investments are adequate to demonstrate its commitment to pay, the buyer’s receivable is not subject to any future subordination, and the Company has transferred the usual risk and rewards of ownership to the buyer. For the years ended December 31, 2013, and 2014, and 2015, revenues from the sale of project assets were $11,930,935, and $133,896,015, and $90,437,349, respectively. During the years presented, the Company did not have sales that qualified for use of the installment method nor entered into any sale transactions during the construction period of the project assets.

If the Company retains continuing involvement in the project asset and do not transfer substantially all of the risks and rewards of ownership to the buyer, the Company recognizes gross profit under a method determined by the nature and extent of the continuing involvement.  In certain arrangements, the Company provide the customers guarantees of system performance for a limited period of time and the exposure to loss is contractually limited based on the terms of the applicable agreement. In accordance with real estate sales accounting guidance, the gross profit recognized is reduced by the maximum exposure to loss until such time that the exposure no longer exists. As of December 31, 2015, deferred revenue related to the guarantee of system performance after the sale amounted to $4,582,640.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

Electricity revenues

The Company derives electricity revenues from build-to-own project assets through the sale of energy to end customers or grid operators pursuant to terms set forth in power purchase agreements or other contractual arrangements (“PPAs”). The Company has determined that none of the PPAs contains a lease since (i) the purchaser does not have the rights to operate the project assets, (ii) the purchaser does not have the rights to control physical access to the project assets, and (iii) the price that the purchaser pays is at a fixed price per unit of output.  The period of the PPAs are generally between 3 to 20 years.

The Company recognizes electricity service revenues when a PPA exists, electricity has been generated and transmitted to the direct customer or grid operator, the price of electricity is fixed or determinable, and the collectability of the resulting receivable is reasonably assured. The price of electricity includes a portion that is subsidized by Chinese central or local government. The portion subsidized by the Chinese central or local government is recognized as part of electricity service revenue when all the conditions for receipts of the subsidy have been met and the above revenue recognition criteria for electricity service revenue have been met.  Electricity revenues for the years ended December 31, 2013, 2014, and 2015 were $4,944,556, $5,078,737, and $61,641,640, respectively.

EPC service

The Company uses the percentage-of-completion method to recognize revenues for which the Company provides EPC services, unless the Company cannot make reasonably dependable estimates of the costs to complete the contract, in which case the Company would use the completed contract method. The percentage-of-completion method is considered appropriate in circumstances in which reasonably dependable estimates can be made and in which all the following conditions exist: (i) contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement; (ii) the buyer can be expected to satisfy all obligations under the contract; and (iii) the contractor can be expected to perform all contractual obligations. The Company uses the cost-to-cost method to measure the percentage of completion and recognize revenue based on the estimated progress to completion. The Company periodically revises its profit estimates based on changes in facts, and immediately recognizes any losses that are identified on contracts. Incurred costs include all direct material, labor, subcontractor cost, and other associated costs. The Company recognizes job material costs as incurred costs when the job materials have been permanently attached or fitted to the solar power projects as required by the engineering design. The construction periods normally extend beyond six months and less than one year. Revenues from EPC service for the years ended December 31, 2013, 2014, and 2015 were nil, nil, and $16,270,723, respectively.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.             SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(r)       Shipping and handling costs

Costs to ship products to customers are included in selling expenses in the consolidated statement of operations. Amounts billed to customers, if any, to cover shipping and handling are reported in net sales. Cost to ship products to customers were $59,965,161, $64,913,374 and $94,894,378 for the years ended December 31, 2013, 2014 and 2015, respectively.

(s)        Research and development

Research and development costs are incurred during the period the Company is developing new products or significantly improving existing products or technologies. Research and development costs consist primarily of compensation and related costs for personnel, material, supplies, equipment depreciation and laboratory testing costs. These costs are expensed as incurred.

(t)         Government grants

The Company qualifies for grants from the PRC government for achieving certain research and development milestones. The Company records these grants as an offset to its research and development expenses in the periods in which the Company earns them. Grants that the Company receives prior to when the Company achieves the specified milestone are reported as a liability. Government grants related to assets are recorded as deferred liabilities and are recognized as an offset to depreciation expense on a straight-line basis over the useful life of the associated asset. The Company received government grants for assets of $2,817,719, $2,508,743 and $897,641 during the years ended December 31, 2013, 2014 and 2015, respectively, and recognized $320,682, $3,810,345 and $1,726,312 as an offset to depreciation expense for the years ended December 31, 2013, 2014 and 2015, respectively. The Company records unrestricted cash government subsidies in other income in the consolidated statements of operations. Unrestricted cash government subsidies received were $5,380,114, $2,525,918 and $5,524,578 during the years ended December 31, 2013, 2014 and 2015, respectively.

(u)         Product warranties

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

(v)         Deferred debt issuance costs

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

(w)            Foreign currency translation and foreign currency risk

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and restricted cash denominated in RMB amounted to $179,285,684 and $290,917,384 as of December 31, 2014 and 2015, respectively. As of December 31, 2015, 98% of the Company’s cash and restricted cash were held in major financial institutions located in PRC, European, USA and Asian Pacific financial institutions and amounted to $647,846,643 in total which were denominated in the following currencies:

	USD	RMB	EUR	GBP	JPY
	(million)	(million)	(million)	(million)	(million)
In PRC	232	1,888	1	—	365
In European Union	5	—	7	2	—
In USA	56	—	—	—	—
In Asian Pacific	36	—	—	—	1,439
Total in original currency	329	1,888	8	2	1,804
US$ equivalent	329	291	9	4	15

(x)      Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalent, restricted cash, accounts receivable, advances to suppliers and foreign currency forward contracts. The Company’s investment policy requires cash and cash equivalents, restricted cash, and investments to be placed with high-quality financial institutions and to limit the amount of credit risk from any one issuer. Similarly, the Company enters into foreign currency forward contracts with high-quality financial institutions and limits the amount of credit exposure to any one counterparty. The foreign currency forward contracts are limited to a time period of less than 6 months. The Company regularly evaluates the credit standing of the financial institutions counterparty.

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

(y)      Share-based compensation

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

(z)       Derivative financial instruments

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

The Company entered into certain foreign currency forward contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates associated with outstanding accounts receivable. The foreign currency forward contracts did not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency forward contracts are recognized in the consolidated statements of operations. During the years ended December 31, 2013, 2014 and 2015, the Company recorded gain on foreign currency forward contracts of $2,180,418, $3,422,052 and $4,064,972 respectively, which has been recorded in “Derivative gain” in the consolidated statements of operations.

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(aa) Earnings (loss) per share

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

The following table sets forth the computation of the basic and diluted earnings (loss) from operations per share for the periods indicated:

	Year ended December 31,
	2013	2014	2015
	$	$	$
Net (loss) income attributable to Trina Solar Limited shareholders — basic	(72,025,935)	59,337,685	76,514,935
Interest expenses of convertible senior notes	—	4,167,495	14,488,012
Net (loss) income attributable to Trina Solar Limited shareholders — diluted	(72,025,935)	63,505,180	91,002,947

Weighted average number of ordinary shares outstanding — basic	3,553,552,756	3,881,503,977	4,226,950,678
Plus incremental weighted average number of ordinary shares from assumed exercise of stock options using the treasury stock method	—	43,275,906	29,788,689
Plus incremental weighted average number of ordinary shares from assumed vesting of restricted shares using the treasury stock method	—	15,974,916	26,634,410
Plus incremental weighted average number of ordinary shares from assumed conversion of convertible senior notes due June 2019 using the if-converted method (see Note 11)	—	333,940,033	603,146,853
Plus incremental weighted average number of ordinary shares from assumed conversion of convertible senior notes due October 2019 using the if-converted method (see Note 11)	—	—	391,422,737
Weighted average number of ordinary shares outstanding — diluted	3,553,552,756	4,274,694,832	5,277,943,367

(Loss) earnings per ordinary share from operations — basic	(0.02)	0.02	0.02
(Loss) earnings per ordinary share from operations — diluted	(0.02)	0.01	0.02

For the years ended December 31, 2013, 2014 and 2015, the following securities were excluded from the computation of diluted earnings (loss) per share as inclusion would have been anti-dilutive.

	Year ended December 31,
	2013	2014	2015
	$	$	$
Non-vested restricted shares	38,183,882	—	—
Share options	129,085,735	59,128,529	71,485,182
Convertible senior notes due October 2019 (see Note 11)	—	391,422,737	—

Total	167,269,617	450,551,266	71,485,182

TRINA SOLAR LIMITED AND SUBSIDIARIES

2.              SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued

(ab)   Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). This ASU requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which companies expect to be entitled in exchange for those goods or services. This ASU will replace most existing revenue recognition guidance in GAAP when it becomes effective. This ASU was originally effective for fiscal years and interim periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (“ASU 2015-14”), which amends ASU 2014-09 and defers its effective date to fiscal years and interim reporting periods beginning after December 15, 2017. ASU 2015-14 permits earlier application only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”), to provide guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement —Extraordinary and Unusual Items (Subtopic 225-20), which eliminates the concept of reporting for extraordinary items. ASU No. 2015-01 is effective for fiscal year ending December 31, 2016 and for interim periods thereafter.

In April 2015, the FASB issued ASU 2015-03, Interest — Imputation of Interest (“ASU 2015-03”), to simplify the presentation of debt issuance costs. The ASU requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs is not affected by this ASU. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016, with early adoption permitted. The impact upon adoption would be presenting the debt issuance costs amounting to $9,148,909 as of December 31, 2015 as a deduction to the carrying amount of the debt.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), to simplify the presentation of deferred income taxes by eliminating the requirement to separate deferred tax assets and liabilities into current and noncurrent amounts. ASU 2015-17 requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent and is effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Earlier application is permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. ASU 2016-02 is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

TRINA SOLAR LIMITED AND SUBSIDIARIES

3.                       ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLES AND PROVISION FOR LOSSES OF ADVANCES TO SUPPLIERS

Accounts receivable are recorded at the amount due from customers for the sales of products sold and service rendered. An allowance for doubtful accounts is provided based on the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company assesses collectability of accounts receivable by analyzing specific customer accounts that have known or potential doubt as to collectability. In addition to the specific allowance applied on the balance of individual customers, the Company groups the remaining receivables without specific allowance based on overdue aging. An estimated loss percentage is then applied to each overdue aging group based on historical collection experiences, previous loss history and current credit conditions. The following table presents the movement of the allowance for doubtful accounts:

	At December 31,
	2013	2014	2015
	$	$	$
Balance, beginning of the year	106,825,173	97,057,810	69,905,290
Allowance made (reversed) during the year	257,932	(7,380,299)	(12,952,252)
Amount written-off against allowance	(10,025,295)	(19,772,221)	(4,221,610)
Balance, end of the year	97,057,810	69,905,290	52,731,428

In order to secure a stable supply of silicon and wafer, the Company makes advances to certain suppliers. Advances to suppliers which the Company expects to take delivery of the inventory after the next twelve months are classified as non-current assets in the Company’s consolidated balance sheets. The Company monitors suppliers to ensure the timely delivery of goods in accordance with agreed schedules, and assesses the recoverability of advances to suppliers by analyzing specific supplier accounts that have known or potential settlement issues. The Company reversed provision for losses of advances to suppliers totaling nil, $1.1 million and nil, respectively, during the year ended December 31, 2013, 2014 and 2015.

4.                      INVENTORIES

Inventories consisted of the following:

	At December 31,
	2014	2015
	$	$
Raw materials	80,343,732	88,591,369
Work in progress	73,530,496	79,405,492
Finished goods	196,977,366	263,996,721
Total	350,851,594	431,993,582

In 2013, 2014 and 2015, inventories were written down by $40,588,365, $37,764,638 and $15,279,633, respectively, to reflect the lower of cost or market.

TRINA SOLAR LIMITED AND SUBSIDIARIES

5.                        PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	At December 31,
	2014	2015
	$	$
Buildings	214,327,475	244,321,889
Plant and machinery	991,407,500	1,122,738,331
Solar energy projects	324,703,525	704,107,567
Motor vehicles	3,753,834	4,011,594
Electronic equipment, furniture and fixtures	111,238,698	119,686,093
	1,645,431,032	2,194,865,474
Less: Accumulated depreciation	(517,481,282)	(651,156,298)
	1,127,949,750	1,543,709,176
Construction in progress	125,592,941	318,426,324
Property, plant and equipment, net	1,253,542,691	1,862,135,500

Depreciation of property, plant and equipment was $115,964,302, $107,185,306 and $133,956,509 for the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2014 and 2015, the carrying amounts of the Company’s property, plant and equipment acquired under capital leases were as follows:

	2014	2015
	$	$
Plant and machinery	—	35,492,129
Less: Accumulated depreciation	—	(243,627)
	—	35,248,502

As of December 31, 2014 and 2015, solar energy projects under construction that the Company expects to operate upon completion of construction totalled $66,733,408 and $126,826,560, respectively, which are recorded in construction in progress. The remaining balance of construction in progress primarily represents the construction of new plants that include several new production lines and machinery under installation. As of December 31, 2014 and 2015, accumulated depreciation for the solar energy projects was $5,959,559 and $23,040,017, respectively.

As of December 31, 2014 and 2015, the Company has pledged property, plant and equipment with a total carrying amount of $563,550,148 and $675,674,184, respectively, to secure bank borrowings (see Note 10).

6.                         PREPAID LAND USE RIGHTS

Prepaid land use rights represent fees paid to obtain the land use rights for the Company’s business operations. Amounts of amortization recognized in profit and loss related to the prepaid land use rights were $823,743, $1,076,659 and $1,030,284 for the years ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2014 and 2015, land use rights of $15,913,751 and $15,560,153, respectively, were pledged as collateral to secure bank borrowings (see Note 10).

TRINA SOLAR LIMITED AND SUBSIDIARIES

7.                         ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and current liabilities consisted of the following:

	At December 31,
	2014	2015
	$	$
Payroll and welfare payables	29,352,860	39,731,591
Advance from customers	50,517,816	73,922,757
Derivatives	487,780	2,282,725
Accrued expenses	70,524,998	103,727,260
Payments to custom and other taxes payables	19,174,211	17,208,200
Total	170,057,665	236,872,533

Accrued expenses primarily include the liabilities incurred for freight, rental, anti-subsidy and countervailing duties, professional services and other miscellaneous services.

8.                         DERIVATIVE FINANCIAL INSTRUMENTS

The following tables present the fair values of derivative instruments included in the Company’s consolidated balance sheets as of December 31, 2014 and 2015:

December 31, 2014
Other
	Other Assets	Current
	- Current	Liabilities
	$	$
Derivatives not qualified for hedge accounting:
Foreign currency forward contracts	1,849,448	487,780

December 31, 2015
Other
	Other Assets	Current
	- Current	Liabilities
	$	$
Derivatives not qualified for hedge accounting:
Foreign currency forward contracts	1,370,504	2,282,725

See Note 9, “Fair Value Measurement,” to the Company’s consolidated financial statements for information about the techniques the Company uses to measure the fair value of its derivative instruments.

The following table presents the amounts related to derivative instruments affecting the Company’s consolidated statements of operations for the years ended December 31, 2013, 2014 and 2015:

	Amount of gain on
	Derivatives
	Recognized in Income			Location of gain
	Year Ended December 31			Recognized in
Derivative Type	2013	2014	2015	Income on Derivatives
	$	$	$
Derivatives not qualified for hedging accounting:
Foreign currency forward contracts	2,180,418	3,422,052	4,064,972	Derivatives gain

TRINA SOLAR LIMITED AND SUBSIDIARIES

9.                         FAIR VALUE MEASUREMENT

As of December 31, 2014 and 2015, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair Value Measurements at December 31, 2014
Using
Quoted
	Total Fair	Prices in
	Value and	Active	Significant
	Carrying	Markets for	Other	Significant
	Value on the	Identical	Observable	Unobservable
	Balance	Assets	Inputs	Inputs
	Sheet	(Level 1)	(Level 2)	(Level 3)
	$	$	$	$
Assets:
Foreign currency forward contracts	1,849,448	—	1,849,448	—
Liabilities:
Foreign currency forward contracts	(487,780)	—	(487,780)	—
Net liabilities	1,361,668	—	1,361,668	—

Fair Value Measurements at December 31, 2015 Using
Quoted
	Total Fair	Prices in
	Value and	Active	Significant
	Carrying	Markets for	Other	Significant
	Value on the	Identical	Observable	Unobservable
	Balance	Assets	Inputs	Inputs
	Sheet	(Level 1)	(Level 2)	(Level 3)
	$	$	$	$
Assets:
Foreign currency forward contracts	1,370,504	—	1,370,504	—
Liabilities:
Foreign currency forward contracts	(2,282,725)	—	(2,282,725)	—
Net assets	(912,221)	—	(912,221)	—

Following is a description of the valuation techniques that the Company uses to measure assets and liabilities at fair value on a recurring basis under the fair value measurement guidance as well as the basis for classification of such instruments pursuant to the valuation hierarchy established under the guidance:

•             Derivative assets and liabilities — The Company’s derivative assets and liabilities relate to foreign currency forward contracts involving major currencies. Since such contracts are not traded on an exchange, the Company values the contracts using valuation models. The valuation of the foreign currency forward contracts incorporates interest rate yield curves and foreign exchange rates as the significant inputs in the valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, such contracts are classified as Level 2 in the hierarchy. The Company considers the effect of its own credit standing and that of its counterparties in valuations of its derivative financial instruments.

•             Short-term financial instruments (restricted cash, accounts receivable and payable, short-term borrowings, and accrued liabilities) —cost approximates fair value because of the short maturity period.

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

•             Convertible senior notes — the estimated fair value was $261,934,350 and $278,094,150 as of December 31, 2014 and 2015, respectively, was measured based on the quoted market price in an active market. The carrying value of convertible senior notes as of December 31, 2014 and 2015 was $287,500,000 and $287,500,000 respectively.

TRINA SOLAR LIMITED AND SUBSIDIARIES

10.                 BANK BORROWINGS

The Company’s bank borrowings consisted of the following:

	At December 31,
	2014	2015
	$	$
Bank borrowings
Short-term	737,886,632	895,991,320
Long-term, current portion	82,365,314	20,622,456
Total current	820,251,946	916,613,776
Long-term, non-current portion	22,433,705	521,982,440
Total	842,685,651	1,438,596,216

Short-term borrowings

The Company’s short-term bank borrowings consisted of the following:

	At December 31,
	2014	2015
	$	$
Short-term borrowings secured by plants, machinery and land use rights of Changzhou Trina Solar Energy Co., Ltd. (“Trina China”)	148,739,778	108,649,945
Short-term borrowings secured by plants, machinery and land use rights of Trina China and Trina Solar (Changzhou) Science and Technology Co., Ltd. (“TST”) , and also guaranteed by Trina	330,000,000	162,500,000
Short-term borrowings pledged by accounts receivable of Changzhou Trina Solar PV Solar System Co., Ltd (“TPV”), equity interest in a subsidiary of Trina China, and also guaranteed by Trina	—	80,078,847
Short-term borrowings guaranteed by Trina	215,146,854	416,579,401
Unsecured short-term borrowings	44,000,000	128,183,127
Total	737,886,632	895,991,320

The average interest rate on short term borrowings was 4.41% and 4.25% per annum for the years ended December 31, 2014 and 2015, respectively. The funds borrowed under the above short-term arrangements are repayable within one year.

As of December 31, 2015, the Company has short-term bank facilities of $928,345,637 with various banks, of which $895,991,320 had been drawn upon and $32,354,317 was available. As of December 31, 2015, certain bank facilities are secured by the plant and machinery of Trina China and TST with carrying value of $478,864,593 and land use rights of Trina China with carrying value of $15,560,153.

As of December 31, 2015, the carrying amount of accounts receivable pledged by TPV was $9,807,577, and the carrying amount of equity interest in a subsidiary of Trina China pledged by Trina China was $40,862,171.

Certain short-term borrowings contain general covenants which require the Company to obtain written notice prior to entering into other loan arrangement with other banks or financial institutions. Furthermore, certain financial covenants, such as specified debt to total assets ratio, net profit ratio, income to interest ratio, net tangible worth, the ratio of net borrowings, and the ratio of EBITDA to net interest expenses must be maintained. As of December 31, 2015, Trina China violated the net external gearing ratio on the loan from the Hongkong and Shanghai Banking Corporation Limited (“HSBC”). On March 1, 2016, Trina China obtained a waiver letter from HSBC to waive its compliance obligations for the net external gearing ratio covenant until the maturity date.

TRINA SOLAR LIMITED AND SUBSIDIARIES

Long term borrowings

The Company’s long-term borrowings consisted of the following:

	At December 31,
	2014	2015
	$	$
Long-term borrowings guaranteed by Trina	100,713,385	540,294,929
Unsecured long-term borrowings	4,085,634	2,309,967
Total	104,799,019	542,604,896

On December 31, 2012, Trina Solar (Luxembourg) Holdings S.A.R.L. (“TLH”) entered into a three-year credit facility with China Development Bank (“CDB”) (the “TLH CDB Facility”) amounting to $80.0 million which is designated for working capital. The Company had fully drawn down the facility in 2012. The interest rate is the prevailing six-month US LIBOR plus 370 basis points which is 4.21% and 4.04% in 2013 and 2014, respectively. The TLH CDB Facility is guaranteed by Trina. The facility contains financial covenants. In June 2014, TLH violated the gearing ratio of the loan. TLH subsequently obtained waiver letter from CDB, stating that the violation of the financial covenant has been waived and such financial covenant has been amended. TLH was in compliance with the revised covenants. TLH had a loan balance of $80.0 million as of December 31, 2014 and fully repaid the outstanding balance in December 2015.

On March 6, 2014, Trina Solar (Luxembourg) Overseas Systems S.A.R.L and Jiangsu Trina Solar Electric Power Development Co., Ltd. entered into a fifteen-year credit facility with China Development Bank (“TLO CDB Facility”) amounting to EUR 20.85 million ($28.7 million) to fund 16 MW of utility-scale solar power projects in Greece. As of December 31, 2014, the Company had drawn down EUR 17.0 million ($20.7 million). The outstanding balance as of December 31, 2014 was EUR 17.0 million ($20.7 million). The interest rate is the prevailing six-month EURIBOR plus 350 basis points, which was 3.501% on average in 2015. The outstanding balance as of December 31, 2015 was EUR 16.4 million ($17.9 million). The TLO CDB Facility is guaranteed by Trina. The TLO CDB Facility contains a financial covenant ratio and TLO was in compliance with the covenant as of December 31, 2015.

On March 10, 2015, Xiangshui Hengneng Electricity Generation Co., Ltd. (“TXSI”) entered into a twelve-year loan facility with Bank of Beijing Co., Ltd. (“BOB”) for solar power project assets located in Yancheng City, Jiangsu Province, China. The total loan facility is RMB 658.0 million ($101.3 million), which can be drawn down within 364 days from the date that the loan facility was entered into and matures on March 10, 2027. As of December 31, 2015, the Company had drawn down RMB 450 million ($69.3 million). The interest rate is 108% of the prevailing base lending rate pronounced by the People’s Bank of China (“PBOC”) for loans of similar duration. The facility is guaranteed by Trina China, and pledged by the electricity income of TXSI and 100% equity interests in TXSI held by Jiangsu Trina Solar Electric Power Development Co., Ltd. (“TJS”), a subsidiary of Trina. The facility contains a financial covenant which requires TXSI to maintain specified debt to asset ratio on quarterly basis. TXSI was in compliance with the debt covenant as of December 31, 2015.

On June 19, 2015, Hunan Trina Solar Electric Power Development Co., Ltd. (“THN”) entered into a ten-year loan facility with China Construction Bank (“CCB”) for the construction of the solar project assets located in Hunan province, China. The total loan facility is RMB 70 million ($10.8 million). As of December 31, 2015, the Company had drawn down RMB 40 million ($6.2 million). The interest rate is 105% of the prevailing base lending rate pronounced by PBOC for loans of similar duration. The facility is guaranteed by Trina China and TJS. The facility contains certain financial covenants and THN was in compliance with the covenants as of December 31, 2015.

On July 30, 2015, Trina China entered into a two-year credit facility with Ping An Trust Co., Ltd. (“PATC”) amounting to RMB 253 million ($39.0 million) with an interest rate of 11% per year to support the project of a subsidiary of Trina China. The lender has the option to convert up to 31.2% of the total share of the subsidiary, amount of which should not exceed RMB 253 million ($39.0 million). Trina China had fully drawn down the facility in 2015. The outstanding balance as of December 31, 2015 was RMB 253 million ($39.0 million). The facility is guaranteed by Trina and pledged by the 35.2% share of the subsidiary held by Trina China with a carrying amount of $31,268,444 as of December 31, 2015. There are no covenants with respect to this facility.

On August 25, 2015, Trina China entered into a two-year credit facility with PATC amounting to RMB 63 million ($9.7 million) with an interest rate of 11% per year to support the project of a subsidiary of Trina China. The lender has the option to convert up to 7.8% of the total share of the subsidiary, amount of which should not exceed RMB 63 million ($9.7 million). Trina China had fully drawn down the facility in 2015. The outstanding balance as of December 31, 2015 was RMB 63 million ($9.7 million). The facility is guaranteed by Trina and pledged by the 8.8% share of the subsidiary held by Trina China with a carrying amount of $7,817,111 as of December 31, 2015. There are no covenants with respect to this facility.

TRINA SOLAR LIMITED AND SUBSIDIARIES

On September 30, 2015, Trina Solar (U.S.), Inc. (“Trina US”) entered into a five-year revolving loan facility with the Wells Fargo Bank amounting to $60 million to support Trina US’s working capital and business operations. As of December 31, 2015, the Company had drawn down $25.6 million. The outstanding balance as of December 31, 2015 was $25.6 million. The interest rate is the prevailing LIBOR / Base rate plus LIBOR margin / Base rate margin, which was 2.83% on average in 2015. The facility contains a financial covenant which require a specified fixed charge coverage ratio be maintained and Trina US was in compliance with the covenant as of December 31, 2015.

On October 20, 2015, Trina China entered into a five-year credit facility with Agriculture Bank of China (the “ABC Facility”) and Jiangnan Rural Commercial Bank as a syndicated loan lender amounting to RMB 350.0 million ($53.6 million) to support the project of the upgrading and automation renovation of the solar module technology. The ABC Facility is guaranteed by Trina Solar Limited and pledged by the equipment of the project. The Company had fully drawn down the facility in 2015. The outstanding balance as of December 31, 2015 was RMB 350.0 million ($53.6 million). The interest rate is the prevailing base lending rate pronounced by PBOC for loans of similar duration. There are no covenants with respect to this facility.

On November 24, 2015, Yunnan Matallurgical New Energy Co., Ltd (“TYM”), a subsidiary of the Company entered into a fifteen-year loan facility with CDB including both RMB facility and US dollar facility (“the TYM CDB Facility”) amounting to RMB 765 million ($117.8 million) and US$180 million respectively for the construction of solar project assets located in Yunnan Province, China. The Company had fully drawn down the facility in 2015. Interest is due quarterly in arrears. The interest rate on RMB facility is the prevailing base lending rate pronounced by PBOC for loans of similar duration.  The interest rate on US dollar facility is the prevailing six-month US London Interbank Offered Rate (“LIBOR”) plus 380 basis points. The TYM CDB Facility is guaranteed by Trina Solar Limited and Trina China, and secured by the build-to-own project assets with a carrying amount value of $196.8 million and pledged by the electricity income of TYM. TYM is required to pay the loans twice a year by installment and the last payment term is by 2030.  The facility contains certain financial covenants which require the asset liability ratio, quick ratio, debt payment coverage rate and other ratios to be maintained. As of December 31, 2015, TYM violated the asset liability ratio and turnover ratio of current assets. On March 17, 2016, the Company obtained a written confirmation from CDB which waived the bank right to call the loan provided that TYM complies with the financial covenants and cure the breach prior to September 17, 2016. Management determined that TYM is able to cure the breach within the grace period by settling intercompany liabilities and that it is not probable that TYM will violate the financial covenants during the year ended December 31, 2016.

On December 28, 2015, TJS entered into an eight-year loan facility with China Minsheng Bank (“CMBC”) amounting to RMB 250 million ($37.5 million) at an interest rate of 4.9% per year for the construction of solar project assets located in Xinjiang Province, China. The Company had drawn down RMB 138 million ($21.3 million) in 2015. The outstanding balance as of December 31, 2015 was RMB 138 million ($21.3 million). The facility is guaranteed by Trina China, and secured by the phase II project assets of Tuokexun Trina Solar Co., Ltd. (“TKX”) and pledged by the account receivables generated from the electricity income of TKX phase II project assets. There are no covenants with respect to this facility.

Future principal payments under the above long-term borrowings as of December 31, 2015 are as follows:

Long-term borrowings
Fiscal Years Ending December 31,
2016	20,622,456
2017	103,266,422
2018	47,827,221
2019	47,936,485
2020	70,789,694
Thereafter	252,162,618
Total	542,604,896

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

11.                 CONVERTIBLE SENIOR NOTES

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

In accordance with FASB ASC Topic 815-15 and Topic 470-20, the Company recorded the 3.5% Notes Due 2019 as a liability in their entirety, as the Company determined that the conversion feature and any other embedded feature did not need to be bifurcated and accounted for separately.

The net proceeds from the 3.5% Notes Due 2019 offering were $167,310,648, after deducting debt issuance costs of $5,189,352. Debt issuance costs are recorded as deferred assets and amortized as interest expenses, using the effective interest method, to June 15, 2017, the repurchase date. Amortization expense for the issuance costs were $826,079 and $1,715,779 for the year ended December 31, 2014 and 2015, respectively.  As of December 31, 2014 and 2015, the unamortized amount of the issuance costs were $4,363,273 and $2,647,494, respectively.

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

11.                 CONVERTIBLE SENIOR NOTES— continued

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

In accordance with FASB ASC Topic 815-15 and Topic 470-20, the Company recorded the 4.0% Notes Due 2019 as a liability in their entirety, as the Company determined that the conversion feature and any other embedded feature did not need to be bifurcated and accounted for separately.

The net proceeds from the 4.0% Notes Due 2019 offering were $111,484,886, after deducting debt issuance costs of $3,515,114. Debt issuance costs are recorded as deferred assets and amortized as interest expenses, using the effective interest method, to October 15, 2017, the repurchase date. Amortization expense for the issuance costs were $164,084 and $1,135,012 for the year ended December 31, 2014 and 2015, respectively.  As of December 31, 2014 and 2015, the unamortized amount of the issuance costs was $3,351,030 and $2,216,018, respectively.

Share Lending Arrangement

Concurrent with the offering of the 4.0% Notes Due 2019, the Company entered into share lending agreements with the affiliates of the initial purchasers of the 4.0% Notes Due 2019 (“ADS Borrowers”), pursuant to which the Company lent to the ADS Borrowers 391,489,250 ordinary shares (the “Loaned Shares”) at a price equal to par, or $0.00001 per share (“Share Lending Arrangement”). The purpose of the Share Lending Arrangement is to facilitate privately negotiated transactions in which the ultimate holders of the 4.0% Notes Due 2019 may elect to hedge their investment in the related notes. As of December 31, 2014 and 2015, the outstanding number of Loaned Shares was 391,489,250 and 391,489,250, respectively.

TRINA SOLAR LIMITED AND SUBSIDIARIES

11.                 CONVERTIBLE SENIOR NOTES— continued

4.0% Convertible Senior Notes due 2019— continued

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

In accordance with FASB ASC Sub-topic 470-20, the Company has accounted for the Share Lending Agreement at fair value and recognized it as an issuance cost associated with the convertible debt offering. As a result, additional debt issuance costs of $3,092,580 were recorded on the issuance date with a corresponding increase to additional paid-in capital. The debt issuance costs are amortized to October 15, 2017, the repurchase date, using the effective interest method. Amortization expense for the issuance costs were $140,984 and $999,721 for the year ended December 31, 2014 and 2015, respectively. As of December 31, 2014 and 2015, the unamortized amount of the issuance costs associated with the Share Lending Arrangement was $2,951,596 and $1,951,875, respectively, and the fair value of the Share Lending Agreement was $3,092,580 and $ 1,939,820, respectively.

In accordance with ASC Topic 470-20, although legally issued, the Loaned Shares are excluded from basic and diluted earnings per share unless default of the Share-Lending Arrangement occurs, at which time the Loaned Shares would be included in the basic and diluted earnings per share calculation. As of December 31, 2014 and 2015, it is not probable that the ADS Borrower or the counterparty to the Share-Lending Arrangement will default.

12.                 ACCRUED WARRANTY COSTS

The movement of the Company’s accrued warranty costs is summarized below:

	For the year ended December 31,
	2013	2014	2015
	$	$	$
Beginning balance	65,780,019	81,743,081	103,197,330
Warranty provision	16,587,011	21,657,158	28,100,542
Warranty costs incurred or claimed	(623,949)	(202,909)	(1,820,242)
Ending balance	81,743,081	103,197,330	129,477,630

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

TRINA SOLAR LIMITED AND SUBSIDIARIES

14.  SHARE-BASED COMPENSATION

The Company measures share-based compensation cost on the grant date at the fair value of the award and recognizes this cost as an expense on straight-line basis over the grant recipients’ requisite service period.

The following table presents the Company’s share-based compensation expense by types of award:

	2013	2014	2015
	$	$	$
Share options	2,756,308	1,784,501	2,774,046
Restricted shares	2,911,538	2,615,228	3,233,038
Total share-based compensation expense	5,667,846	4,399,729	6,007,084

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

For restricted shares granted during 2008 and 2014, 15%, 15%, 20%, 25% and 25% of the restricted shares shall vest at the first, second, third, fourth and fifth anniversary of the grant date, respectively. For restricted shares granted in 2015, 20%, 20%, 20%, 20% and 20% of the restricted shares shall vest at the first, second, third, fourth and fifth anniversary of the grant date, respectively.

TRINA SOLAR LIMITED AND SUBSIDIARIES

14.  SHARE-BASED COMPENSATION — continued

Restricted Shares — continued

The following is a summary of activities under the Plan:

	Number of shares	Weighted average grant date fair value
Non-vested at January 1, 2015	33,507,224	$0.16
Granted	36,662,000	$0.24
Vested	(11,125,312)	$0.27
Forfeited	(2,856,779)	$0.19
Non-vested at December 31, 2015	56,187,133	$0.19

The fair value of the restricted shares was based on the quoted market price of the Company’s shares on the date of grant.

As of December 31, 2015 there was $10,475,820 of total unrecognized compensation cost related to unvested restricted shares, which is expected to be recognized over a weighted-average period of 3.70 years. The total fair value of shares vested during the years ended December 31, 2013, 2014, and 2015 was $1,266,440, $2,531,384 and $2,668,946 respectively.

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

During 2013, 2014 and 2015, the Company granted 53,599,950, 36,897,900 and 17,750,100 share options, respectively, to its board of directors and employees. Those share options will vest one third per annum on the anniversary of the grant date.

TRINA SOLAR LIMITED AND SUBSIDIARIES

14.  SHARE-BASED COMPENSATION — continued

Share Options — continued

A summary of the option activity is as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number	Exercise	Contractual	Intrinsic
	of Options	Price	Term	Value
Options outstanding at December 31,2014	129,010,112	$0.20	3.13
Granted	17,750,100	$0.19
Exercised	(12,080,500)	$0.09
Forfeited	(8,767,497)	$0.24
Options outstanding at December 31, 2015	125,912,215	$0.21	2.48	7,405,005
Options vested or expected to vest at December 31, 2015	114,196,051	$0.21	2.35	7,219,611
Options exercisable at December 31, 2015	71,985,198	$0.23	1.76	5,281,056

Total intrinsic value of options exercised for the years ended December 31, 2013, 2014 and 2015 were $1,041,126, $2,688,889 and $1,676,174 respectively. The weighted-average grant date fair value of options granted during the years ended December 31, 2013, 2014 and 2015 was $0.09, $0.11 and $0.14 respectively, computed using the Black-Scholes-Merton closed-form option valuation model and using the following weighted average assumptions:

	2013	2014	2015
Risk free rate of return	0.39%	0.80%	0.90%
Expected term	3.50	3.50	3.50
Volatility ratio	74.51%	79.26%	73.97%
Dividend yield	—	—	—

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

The Company estimated the expected volatility based upon historical volatility of its own stock price. The Company used U.S. Treasury rates in effect at the time of the grants for the risk-free rate of return.

As of December 31, 2015, the Company had $3,237,630 of unrecognized share-based compensation cost related to unvested share options, which it expects to recognize over a weighted-average period of 1.68 years.

TRINA SOLAR LIMITED AND SUBSIDIARIES

15.  INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Hong Kong

The Company’s fully-owned subsidiary, Trina Solar (Hong Kong) Enterprise Limited (“THK”) was subject to Hong Kong profit tax at a rate of 16.5% in 2013, 2014 and 2015. No Hong Kong profit tax has been provided as THK has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

Singapore

The Company’s fully-owned subsidiary, Trina Solar Singapore Pte. Ltd. (“TSI”) was subject to Singapore profit tax at a rate of 17% in 2013, 2014 and 2015, respectively.  In addition, the Company’s fully-owned subsidiary, Trina Solar Energy Development Pte. Ltd. (“TED”) was subject to a preferential Singapore profit tax at an effective rate of 5% in 2013, 2014 and 2015, respectively.

United States

The Company’s subsidiaries incorporated in the United States were subject to United States income tax at a combined federal and state tax rate of 40% in 2013, 2014 and 2015, respectively.

Japan

The Company’s fully-owned subsidiary, Trina Solar (Japan) Limited (“TJP”) was subject to Japan profit tax at a rate of 40% in 2013, 41% in 2014 and 40% in 2015, respectively.

Germany

The Company’s fully owned subsidiary, Trina Solar (Germany) GmbH (“TGM”) was subject to Germany profit tax at a rate of 32.9% in 2013 and a rate of 27.38% in 2014 and 2015, respectively.

TRINA SOLAR LIMITED AND SUBSIDIARIES

15.  INCOME TAXES — continued

PRC

Under PRC’s Enterprise Income Tax Law (“EIT Law”), the statutory income tax rate is 25%, and the EIT rate shall be reduced to 15% for state-encouraged High and New Technology Enterprises (“HNTE”). HNTE is valid for three years from the date of authorization. The Company’s PRC subsidiaries are subject to income tax at 25%, unless otherwise specified. Trina China first obtained a HNTE certificate in 2008 and began to enjoy the preferential tax rate. In 2014, Trina China renewed the HNTE certificate and therefore currently is subject to income tax rate at 15% from 2014 to 2016.  TST obtained a HNTE certificate in 2011 and began to enjoy the preferential tax rate. In 2014, TST renewed the HNTE certificate and therefore is subject to income tax rate at 15% from 2014 to 2016.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 ($15,399) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2010 through 2015 on non-transfer pricing matters, and from 2005 through 2015 on transfer pricing matters.

As of January 1, 2015 and for the year ended December 31, 2015, the Company has no significant unrecognized tax benefits relating to uncertain tax positions. Also, the Company does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months.

The operating results before income tax and the provision for income taxes by tax jurisdictions for the years ended December 31, 2013, 2014 and 2015 is as follows:

	Years ended December 31,
	2013	2014	2015
	$	$	$
(Loss) income before income taxes:
PRC	(42,539,327)	115,838,449	303,766,414
Switzerland	(30,799,509)	1,252,724	(340,119)
United States	5,798,384	25,056,853	(20,710,142)
Other jurisdictions	(17,725,779)	(65,400,303)	(166,923,770)
Total (loss) income before income taxes	(85,266,231)	76,747,723	115,792,383

Current tax expense (benefit):
PRC	149,516	3,329,076	50,469,068
Switzerland	4,441,146	—	(3,061,185)
United States	(2,370,118)	(13,470)	—
Other jurisdictions	2,387,945	(6,411,179)	(22,597,107)
Total current tax expense (benefit)	4,608,489	(3,095,573)	24,810,776

Deferred tax (benefit) expense:
PRC	(20,077,224)	27,288,797	2,932,709
Switzerland	(1,230,256)	(3,307)	—
United States	—	(6,131,540)	6,131,540
Other jurisdictions	3,668,600	(2,570,304)	(4,429,253)
Total deferred tax (benefit) expense	(17,638,880)	18,583,646	4,634,996

Total income taxes (benefit) expense	(13,030,391)	15,488,073	29,445,772

TRINA SOLAR LIMITED AND SUBSIDIARIES

15.  INCOME TAXES — continued

A reconciliation between the PRC statutory income tax rate of 25% and the effective income tax rate computed by income tax expense (benefit) and earnings (loss) before income taxes reported in the consolidated statements of operations is as follows:

	Years ended December 31,
	2013	2014	2015

PRC statutory enterprise income tax rate	25.0%	25.0%	25.0%
Tax rate differential for entities in non-PRC jurisdictions	(9.1)%	3.8%	(7.1)%
PRC tax rate differential, preferential rate	(2.6)%	(9.4)%	(9.4)%
Change in tax rate	0.3%	46.3%	(0.8)%
Tax effect of permanent differences	(2.1)%	(1.8)%	(0.4)%
Change in valuation allowance	3.8%	(43.3)%	18.2%
Others	—	(0.4)%	(0.1)%
	15.3%	20.2%	25.4%

TRINA SOLAR LIMITED AND SUBSIDIARIES

15.  INCOME TAXES — continued

The principal components of deferred income tax assets are as follows:

	Years ended December 31,
	2014	2015
	$	$
Bad debts provision	10,977,413	10,077,725
Accrued expenses	10,190,820	16,729,794
Government subsidy	2,819,480	2,688,402
Inventory write-down	6,110,751	3,978,548
Advance to suppliers provision	2,795,907	1,589,115
Warranty provision	15,481,032	19,847,812
Net operating loss carryforwards	22,263,085	31,470,838
Others	5,290,721	6,512,622
Total gross deferred tax assets	75,929,209	92,894,856
Valuation allowance on deferred tax assets	(19,250,271)	(40,363,192)
Deferred tax assets, net of valuation allowance	56,678,938	52,531,664

Deferred tax liabilities:
Unrealized foreign exchange gain	(1,289,029)	(342,668)
Property, plant and equipment	(15,028,011)	(17,873,834)
Project assets held for development and sale	(1,554,230)	—
Total deferred tax liabilities	(17,871,270)	(18,216,502)

Net deferred tax assets	38,807,668	34,315,162
Analysis as:
Current deferred tax assets	25,701,241	18,237,155
Noncurrent deferred tax assets	30,977,697	34,294,509
Current deferred tax liabilities, included in accrued expenses and other current liabilities	(2,843,259)	(2,197,781)
Noncurrent deferred tax liabilities	(15,028,011)	(16,018,721)
Total	38,807,668	34,315,162

TRINA SOLAR LIMITED AND SUBSIDIARIES

15.  INCOME TAXES — continued

The following table presents the movement of the valuation allowance for deferred tax assets:

	At December 31,
	2013	2014	2015
	$	$	$
Balance, beginning of the year	55,702,812	52,475,082	19,250,271
(Deduction) addition during the year	(3,227,730)	(33,224,811)	21,112,921
Balance, end of the year	52,475,082	19,250,271	40,363,192

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As of December 31, 2015, the valuation allowance of $40,363,192 was related to the deferred income tax assets of certain Company’s subsidiaries in Europe, United States and Japan.  The increase in the valuation allowance during 2015 was primarily due to valuation allowance provided on the deferred income tax assets of the Company’s subsidiaries in United States due to losses incurred by these entities resulting from anti-dumping and anti-subsidy duties.  The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liability, projected future taxable income and tax planning strategies in making this assessment.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or can be utilized, management believes it is more likely than not that the deferred tax asset, net of the valuation allowance as of December 31, 2015, will be realized. However, the amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

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

The net operating losses carryforwards of the Company’s PRC subsidiaries amounted to $ 3,116,878 as of December 31, 2015, of which $1,315,511 and 1,801,367 will expire if unused by December 31, 2019 and 2020, respectively. The net operating losses carryforwards of the Company’s subsidiary in Switzerland amounted to $135,450,307 as of December 31, 2015, of which $40,660,540, $76,829,178, $5,718,159, $1,158,554 and $11,083,815 will expire if unused by December 31, 2018, 2019, 2020, 2021 and 2022, respectively.

The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC- resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized a deferred tax liability of $53.7 million for the undistributed earnings of approximately $537.1 million of the PRC-resident enterprise as of December 31, 2015, as the Company plans to reinvest these earnings indefinitely in the PRC.

The Company has considered temporary differences on the book to tax differences pertaining to all investment in subsidiaries including the determination of the indefinite reinvestment assertion that would apply to each foreign subsidiary. The Company evaluated each entity’s historical, current business environment and plans to indefinitely reinvest all earnings accumulated in its respective jurisdiction for purpose of future business expansion.

The Company has not recognized a deferred tax liability of $53.7 million for the undistributed earnings of approximately $537.1 million of the PRC-resident enterprise as of December 31, 2015, as the Company plans to reinvest these earnings indefinitely in the PRC.

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

As a result of these PRC laws and regulations, the Company’s subsidiary in the PRC is restricted in its ability to transfer the registered capital and general reserve fund to Trina in the form of dividends, loans or advances and the restricted portion amounted to $926,953,793 and $1,203,486,652 as of December 31, 2014 and 2015, respectively, including non-distributable general reserve fund of $49,713,298 and $58,634,694 as of December 31, 2014 and 2015, respectively.

The amount that is not subject to restrictions, and which may be transferred from the Company’s subsidiaries in the PRC in the form of dividends, loans or advances, is $213,269,385 and $468,338,971 as of December 31, 2014 and 2015, respectively.

TRINA SOLAR LIMITED AND SUBSIDIARIES

17.    RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

As of December 31, 2014 and 2015, the amounts due from related parties of $13,374,246 and $13,485,381, respectively, represent receivables from Changzhou Jiuling New Energy S&T Co., Ltd. (“Jiuling”), an entity controlled by Mr. Weizhong Wu, who is the brother in law of Mr. Jifan Gao, Trina’s CEO. The receivables arose from the Company’s sales of solar module to Jiuling. As of March 31, 2016, the Company has collected all outstanding receivables from Jiuling.

As of December 31, 2014 and 2015, advance to related parties of $6,112,110 and $1,878,773, respectively, represents the prepayment to Changzhou Youze S&T CO., Ltd. (“Youze”), an entity controlled by Mr. Weizhong Wu, for wafer slicing service to be delivered in the future.

As of December 31, 2014 and 2015, the amounts due to related parties of $8,088,550 and $17,528,730, respectively, include payable to Youze arising from the Company’s purchase of wafers, payable due to Jiuling, arising from the Company’s purchase of wafers, packing materials and spare parts, payable due to Changzhou Hesai Photovoltaic Materials Co. Ltd. (“Hesai”) arising from the Company’s purchase of tinned ribbons, payable due to Changzhou Youze Hezhong Photoelectric Co Ltd (“Hezhong”) arising from the Company’s purchase of processing materials and payable due to Changzhou Junhe Mechanical Co., Ltd. (“Junhe”) arising from the Company’s purchase of cleansers and equipment maintenance service. Junhe is an entity controlled by Mr. Weifeng Wu, who is the brother in law of Mr. Jifan Gao, Trina’s CEO. Hezhong is an entity held by Mr. Weizhong Wu, Mr. Weifeng Wu and Ms Chunyan Wu, who is the wife of Mr. Jifan Gao. Hesai is an entity controlled by Mr. Jifan Gao, Trina’s CEO and his wife.

Related party transactions

In 2013, 2014 and 2015, the Company purchased wafers for a total price of RMB 89,207,627 ($14,450,766), RMB 24,974,373 ($4,068,502) and RMB 55,536,476 ($8,915,133), respectively, from Youze. The transactions were approved by the audit committee.

In 2014 and 2015, the Company purchased wafers, cells and other materials for a total price of RMB 13,857,069 ($2,252,473) and RMB 10,901,676 ($1,678,834), respectively, from Jiuling. The transactions were approved by the audit committee.

In 2015, the Company purchased other materials for a total price of RMB 61,454,081 ($9,463,792) from Hesai, Junhe and Hezhong. The transactions were approved by the audit committee.

In 2013, 2014 and 2015, the Company sold ingots for a total price of RMB 23,440,335 ($3,762,160), nil and nil, respectively, to Youze. The transactions were approved by the audit committee.

In 2014 and 2015, the Company sold modules for a total price of RMB 104,770,386 ($17,066,614) and RMB 267,300,928 ($42,860,016), respectively, to Jiuling. The transactions were approved by the audit committee.

In 2015, the Company sold wafers and polysilicons for a total price of RMB 9,340,814 ($1,507,741) to Jiuling, Youze and Jiangsu Trina Solar Storage Co. Ltd.  Jiangsu Trina Solar Storage Co. Ltd. is an entity controlled by Mr. Jifan Gao. The transactions were approved by the audit committee.

In 2015, the Company sold modules for a total price of JPY 211,309,545 ($1,736,171) to AHT Co., Ltd., an entity controlled by Mr. Weizhong Wu. The transactions were approved by the audit committee.

In 2013, 2014 and 2015, the Company incurred costs of RMB 200,985,124 ($32,322,658), RMB 244,434,301 ($39,766,273) and RMB 304,977,367 ($49,139,874) with respect to the wafer slicing service provided by Youze. In 2014, the Company entered into a long-term agreement with Youze for the wafer slicing service from July 2014 to June 2016 and made a prepayment of RMB 50,000,000 ($8,126,381). The prepayment balance was RMB 37,400,000 ($ 6,112,110) and RMB 12,200,000 ($1,878,773), respectively, as of December 31, 2014 and 2015. The transactions were approved by the audit committee.

In 2013, 2014 and 2015, the Company received equipment maintenance services for a total price of RMB 3,029,559 ($487,808), RMB 2,744,009 ($446,844) and RMB 2,766,398 ($426,019) from Junhe. The transactions were approved by the audit committee.

In 2015, the Company received logistics and shipping services of RMB 18,575,387 ($2,945,529) from Jiangsu Youze International Logistics Co., Ltd, an entity controlled by Mr. Weizhong Wu. The transactions were approved by the audit committee.

The Company believes the prices paid for products or services provided by related parties approximate the purchase price paid to third party vendors and the sale price of the products sold to the related parties were at prices similar to the sales price sold to third party customers.

TRINA SOLAR LIMITED AND SUBSIDIARIES

18.    COMMITMENTS AND CONTINGENCIES

a)   Capital commitments

As of December 31, 2015, the Company’s commitments to purchase property, plant and equipment and prepaid land use right associated with the Company’s production of solar wafers, cells and modules and development and construction of project assets is approximately $291 million.

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

Year ending December 31	Wafer (Piece in Million)	Polysilicon (Metric Ton)
2016	625	2,650
2017	625	2,650
2018	625	2,650
2019	625	2,650
2020	625	2,650
Total	3,125	13,250

In addition, in order to better manage the Company’s unit costs of production, the Company also entered into a long-term wafer slicing service agreement with Youze, a related party, for periods from 2014 through 2016. The Company commits to procure the minimum quantities of wafer which is processed by Youze, at the prevailing market prices at the time of the purchase till the year ended December 31, 2016 as follows:

Year ending December 31	(Megawatts)
2016	600
Total	600

TRINA SOLAR LIMITED AND SUBSIDIARIES

b)   Materials purchase commitments — continued

The Company also renegotiated with a supplier during 2012 on the pricing terms of take-or-pay contracts for the remaining procurement periods from 2015 to 2018. Pursuant to the revised contract terms, the Company is obligated to purchase fixed quantities of polysilicon materials at a range of price subject to negotiation. To the extent that the Company fails to take delivery of the polysilicon materials based on the revised term for three consecutive months, the revised pricing terms are nullified, and the take-or-pay contracts will then be subject to the original fixed price terms. As of December 31, 2015, the amount of the fixed and determinable portion of the obligation with respect to these contracts based on the minimum price of the range is as follows:

Year ending December 31	$ in million
2016	34.4
2017	32.8
2018	32.0
Total	99.2

The Company’s total purchase under the above take-or-pay contracts was $63.6 million and $78.5 million, respectively, in 2014 and 2015. At the time of these purchases, the price per unit approximated the prevailing market price of the polysilicon materials in both 2014 and 2015.

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

c)    Capital lease obligation

The company had several capital leases covering certain machinery and equipment that expire at various dates during the next five years. Future minimum capital lease payments are as follows:

Years Ending December 31,	$
2016	13,009,660
2017	10,985,094
2018	2,814,679
2019	2,814,679
2020	7,881,085
Total minimum lease payments	37,505,197
Less amounts representing interest	(4,551,564)
Present value of total minimum capital lease payments (at rates ranging from 4.68% to 7.41%)	32,953,633

Less: current portion of capital lease obligation	11,279,996
Capital lease obligation, excluding current portion	21,673,637

TRINA SOLAR LIMITED AND SUBSIDIARIES

18.    COMMITMENTS AND CONTINGENCIES — continued

e)    Contingencies — continued

d)    Operating lease commitments

The Company entered into operating leases principally for its offices in the PRC, Europe and the US. The Company’s lease expense was $4,166,690, $4,012,062 and $5,203,951 for the years ended December 31, 2013, 2014 and 2015, respectively.

Future minimum operating lease payments are as follows:

Year ending December 31	$
2016	3,896,144
2017	2,199,024
2018	1,315,126
2019	1,103,474
2020	930,363
Thereafter	5,131,207
Total	14,575,338

e)    Contingencies

On October 11, 2012, the trustee of Solyndra LLC, a manufacturer of solar panels based in California, filed a lawsuit against the Company, including its subsidiary Trina Solar (U.S.), Inc., and other Chinese manufacturers of photovoltaic solar panels in the U.S. District Court in California. The plaintiff has asserted antitrust and related state-law claims against the defendants in this lawsuit. The plaintiff’s complaint alleges that defendants have violated Section 1 of the Sherman Antitrust Act by conspiring among each other and with additional co-conspirators to fix prices of solar panels by dumping products in the United States and to destroy fair competition in the U.S. market. The plaintiff similarly alleges conspiracy to fix prices and predatory pricing under California’s Cartwright Act and Unfair Practices Act. In addition, the plaintiff has brought state-law claims of tortious interference with existing agreements and tortious interference with prospective economic advantage, alleging that the defendants interfered with Solyndra’s existing agreements with its customers by selling their products to Solyndra’s customers at below-cost prices. On November 17, 2015, the Company entered into a settlement agreement with Solyndra, pursuant to which the Company paid $45.0 million on December 31, 2015. The Company and Solyndra have agreed to a release of all claims and a dismissal with prejudice of the claims against the Company, and the Company has not admitted to any wrongdoing or any validity to the allegations made against it in the lawsuit. On January 4, 2016, the district court dismissed Solyndra’s claims against the Company.

On October 4, 2013, the liquidating trustee for Energy Conversion Devices (“ECD”) filed an antitrust and unfair trade practice lawsuit against Trina Solar and other China-based solar manufacturers in the U.S. District Court for the Eastern District of Michigan. The complaint is substantially similar to the complaint filed by Solyndra’s liquidating trustee against the same defendants a year earlier in the Northern District of California. The plaintiff’s complaint alleges that defendants have violated Section 1 of the Sherman Antitrust Act by conspiring among each other and with additional co-conspirators to fix prices of solar panels by dumping products in the United States and to destroy fair competition in the U.S. market. The plaintiff similarly alleges conspiracy to fix prices and predatory pricing under Michigan’s Antitrust Reform Act.  The defendants filed a motion to dismiss the complaint in its entirety on April 18, 2014. The district court granted defendants’ motion to dismiss on October 31, 2014, and later denied plaintiff’s motion for reconsideration and motion to amend its complaint.  ECD appealed the district court’s rulings to the United States Court of Appeals for the Sixth Circuit.  ECD filed its appellate brief on December 17, 2015, and filed unredacted form of its appellate brief on January 29, 2016.  Defendants-Appellees, including the Company, filed a response brief on March 2, 2016.  ECD’s reply is due on April 4, 2016.

As of April 19, 2016, it is difficult to fully evaluate the claims and determine the likelihood of an unfavorable outcome or provide an estimate of the amount of any potential loss because (i) this matter was at its early stages of the proceeding; (ii) it is uncertain how the United States Court of Appeals for the Sixth Circuit will rule on the plaintiff’s appellate brief; (iii) there is a lack of any discovery related specially to the Energy Conversion Devices Matter, including any discovery of Energy Conversion Devices itself; and (iv) there is a lack of any expert reports related to damages in the Energy Conversion Devices. As a result, the Company believes that information available to the Company did not indicate that it is probable that a loss had been incurred, or the amount of the loss can be reasonably estimated. Accordingly, no accrual was made as of December 31, 2015.  In addition, given the aforementioned difficulties, the Company believes it is impossible to estimate any possible loss or range of losses for disclosure purpose.

TRINA SOLAR LIMITED AND SUBSIDIARIES

19.   SEGMENT INFORMATION

Reportable segment

The Company’s chief operating decision maker (“CODM”) is the chief executive officer of the Company. The CODM evaluates performance based on profit or loss from operations before income taxes. In 2014, the Company’s solar power projects segment, which is engaged in the construction, sale and operation of solar power projects, met the criteria of quantitative threshold according to ASC 280-10-50-10. Therefore, beginning in 2014, the Company reports its financial performance based on the two segments: manufacturing segment and solar power projects segment. The following segment information has been presented on this basis for all periods presented.

The manufacturing segment is comprised of the production of mono- and multi-crystalline silicon ingots, wafers, cells and related products and the subsequent assembly and marketing of solar modules, which are panels packed with interconnected solar cells that convert sunlight into electricity. The solar power projects segment develops and constructs solar energy project systems that will be sold to third party buyers upon completion.  This segment also operates solar power project systems under PPAs with utility or grid operators for which the segment derives revenue from the sale of electricity. The solar power projects segment also provides solar power project services or EPC services that integrate the design, installation, financing, monitoring, operations and maintenance portions of the downstream solar market for customers.

The following information has been presented on this basis for all periods presented.

The basis for attributing revenue from external customers to individual countries is the customers’ country of incorporation.

TRINA SOLAR LIMITED AND SUBSIDIARIES

19.   SEGMENT INFORMATION - continued

The following table set forth the results of operations of the Company’s segments and reconciliation with the Company’s consolidated results of operations for year ended Dec 31, 2013, 2014 and 2015:

	2013	2014	2015
	$	$	$
Net sales:
Manufacturing	1,796,330,550	2,402,964,217	3,389,365,841
Solar power projects	16,875,491	138,974,752	168,730,989
Intersegment elimination(1)	(38,235,418)	(255,819,590)	(522,584,927)
Consolidated net sales	1,774,970,623	2,286,119,379	3,035,511,903

Revenue with other segment:
Manufacturing	38,235,418	255,819,590	522,584,927
Solar power projects	—	—	—
Total revenue within segments(2)	38,235,418	255,819,590	522,584,927

Gross Profit(Loss):
Manufacturing	228,506,902	372,204,110	618,814,729
Solar power projects	(10,313,000)	29,927,952	81,088,461
Intersegment elimination(3)	—	(16,560,356)	(133,269,865)
Consolidated gross profit	218,193,902	385,571,706	566,633,325

Depreciation and amortization:
Manufacturing	115,353,638	110,410,566	117,549,686
Solar power projects	1,434,407	2,547,110	17,437,107
Consolidated depreciation and amortization	116,788,045	112,957,676	134,986,793

Interest income:
Manufacturing	3,888,514	2,318,578	1,163,127
Solar power projects	69,951	474,871	1,698,774
Consolidated interest income	3,958,465	2,793,449	2,861,901

Interest expense:
Manufacturing	48,158,258	34,269,302	50,843,960
Solar power projects	286,597	617,089	1,407,759
Consolidated interest expense	48,444,855	34,886,391	52,251,719

Equity in (loss) income of equity method investees
Manufacturing	(746,434)	(198,148)	1,741,279
Solar power projects	—	—	—
Consolidated equity in (loss) income of equity method investees	(746,434)	(198,148)	1,741,279

(Loss) income before income taxes :
Manufacturing	(67,179,476)	86,171,944	206,472,949
Solar power projects	(18,086,755)	7,136,135	39,281,290
Intersegment elimination(4)	—	(16,560,356)	(129,961,856)
Consolidated (loss) income before income taxes	(85,266,231)	76,747,723	115,792,383

(1)                                 Represents revenues generated from the sales of modules from the manufacturing segment to the solar power projects segment, which are eliminated to prevent double-recording such revenue.

(2)                                 Represents intersegment sales between manufacturing segment and solar power projects segment.

(3)                                 Represents unrealized profit generated from the sales of modules from the manufacturing segment to the solar power projects segment, which are eliminated to prevent double-recording such profit.

(4)                                 Represents unrealized profit generated from the sales of modules from the manufacturing segment to the solar power projects segment and personnel expenses charged from the manufacturing segment to the solar power projects segment.

TRINA SOLAR LIMITED AND SUBSIDIARIES

19.   SEGMENT INFORMATION — continued

	2013	2014	2015
	$	$	$
Expenditure for additions to long-lived assets
Manufacturing	59,486,690	130,477,581	327,044,399
Solar power projects	41,057,009	340,660,329	439,497,194
Intersegment elimination	—	—	—
Consolidated expenditure for additions to long-lived assets	100,543,699	471,137,910	766,541,593

Segment assets

	As of December 31,
	2014	2015
	$	$
Investment in equity affiliates
Manufacturing	25,568,061	27,781,818
Solar power projects	—	—
Intersegment elimination	—	—
Consolidated investment in equity affiliates	25,568,061	27,781,818

Total assets
Manufacturing	3,149,273,358	6,636,310,240
Solar power projects	581,951,615	3,158,454,186
Intersegment elimination(1)	(531,659,163)	(5,100,810,019)
Consolidated total assets	3,199,565,810	4,693,954,407

(1)                                 Consists primarily of elimination of the manufacturing segment’s equity interest in the solar power projects segment and intersegment balances.

TRINA SOLAR LIMITED AND SUBSIDIARIES

19.   SEGMENT INFORMATION - continued

Geographic segment

The following table summarizes the Company’s net sales by geographic locations:

	Years ended December 31,
	2013	2014	2015
	$	$	$
Europe:
- United Kingdom	211,643,719	133,219,284	159,236,306
- Germany	184,119,841	23,171,814	26,123,420
- Spain	40,628,366	2,764,543	71,092,969
- Italy	28,309,524	7,580,206	12,687,223
- France	19,516,030	18,343,666	23,242,856
- Others	64,339,439	34,211,717	39,297,773
Europe Total	548,556,919	219,291,230	331,680,547
China	591,070,936	747,810,766	864,108,403
United States	302,269,459	634,445,686	1,053,637,162
Japan	147,402,872	457,901,483	345,567,300
India	79,105,375	67,359,182	242,950,166
Others	106,565,062	159,311,032	197,568,325
Total net sales	1,774,970,623	2,286,119,379	3,035,511,903

A majority of the identifiable long-lived assets of the Company are located in the PRC.

TRINA SOLAR LIMITED AND SUBSIDIARIES

20.   MAJOR CUSTOMERS AND SUPPLIERS

In 2013 and 2015, there was no customer which contributed more than 10% of net sale. In 2014, the Company sold solar modules to a customer which contributed more than 10% of total net sale, and the sales is included in the Company’s manufacturing segment. The following table summarizes the sales to the customer:

	Years ended December 31,
	2013	2014	2015
	$	$	$
Company A	86,116,773	301,678,854	175,456,849

The following table summarizes advances to suppliers which exceeded 10% of total advances to suppliers:

	Advance to suppliers
	December 31,
	2014	2015
	$	$
Company I	18,725,689	14,481,238
Company II	—	12,627,165
Company III	11,500,629	—
Company IV	14,603,391	—

21. SUBSEQUENT EVENTS

In December 2015, Trina Solar (Netherlands) Real Estate B.V. and Trina Solar (Netherlands) B.V., two subsidiaries of the Company entered into asset purchase agreements with Solland Solar Real Estate B.V. and Solland Solar Cells BV (“Solland Solar”) to acquire the real estate, machines, equipment and inventories from Solland Solar, a solar cell manufacturing company with approximately 200 MW solar cell manufacturing capacity in Netherlands, for a total consideration of EUR 6.4 million ($7.0 million). As of December 31, 2015, the Company has made prepayment of EUR 6.7 million ($ 7.3 million). The transaction was consummated on February 19, 2016.

On March 28, 2016, Trina Solar Science & Technology (Thailand) Ltd. (“TTL”) entered into a syndicated loan arrangement with Siam Commercial Bank (“SCB”) and China Minsheng Banking Corporation Ltd (“CMBC”) of US$ 100 million to finance the capital expenditure of the Thailand factory. The facility matures in June 2020 and is guaranteed by TSL, pledged by the shares of TTL held by Trina Singapore and secured by all the plant, property and equipment of TTL. In addition, according to the agreement, the Company has been granted a line of credit by SCB for THB 1.53 billion ($42.8 million), which will be used for working capital of the Thailand factory.

Schedule I

TRINA SOLAR LIMITED AND SUBSIDIARIES

Additional Information — Financial Statement Schedule I

These financial statements have been prepared in conformity with Accounting Principles Generally Accepted in the United States

TRINA SOLAR LIMITED

NOTES TO SCHEDULE I

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented.  The restricted net assets of Trina’s consolidated subsidiaries not available for distribution to Trina as of December 31, 2014 and 2015 were $926,953,793 and $1,203,486,652, respectively, which exceeded the 25% threshold. The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

Guarantee

Trina Solar Limited (“TSL”) was the guarantor for several of its subsidiaries’ bank borrowings or facilities. The balance of the relevant bank borrowings amounted to $1,199 million as of December 31, 2015 (see Note 10).

TRINA SOLAR LIMITED AND SUBSIDIARIES

BALANCE SHEETS

(Amount in U.S. dollars)

	As of December 31,
	2014	2015
ASSETS
Current assets:
Cash	3,166,158	472,446
Other current assets	3,870,069	4,117,220
Total current assets	7,036,227	4,589,666
Amount due from group companies	383,443,230	373,515,294
Investment in subsidiaries	870,074,042	967,131,035
Other noncurrent assets	7,024,961	2,949,967
TOTAL ASSETS	1,267,578,460	1,348,185,962

Current liabilities:
Accrued expenses and other current liabilities	7,234,491	9,949,759
Total current liabilities	7,234,491	9,949,759

Convertible senior notes	287,500,000	287,500,000
Total liabilities	294,734,491	297,449,759

Equity:
Ordinary shares ($0.00001 par value; 73,000,000,000 shares authorized, 4,261,339,014 and 4,284,544,826 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	42,613	42,845
Additional paid-in capital	752,384,179	759,493,276
Retained earnings	202,706,896	279,221,831
Accumulated other comprehensive income	17,710,281	11,978,251
Total equity	972,843,969	1,050,736,203
TOTAL LIABILITIES AND EQUITY	1,267,578,460	1,348,185,962

TRINA SOLAR LIMITED AND SUBSIDIARIES

STATEMENTS OF OPERATIONS

(Amount in U.S. dollars)

	Year ended December 31,
	2013	2014	2015

Net sales	—	—	—
Operating expenses
Selling expenses	705,839	579,810	650,272
General and administrative expenses	6,734,756	7,562,085	15,310,879
Research and development expenses	331,032	316,555	415,891
Total operating expenses	7,771,627	8,458,450	16,377,042
Loss from operations	(7,771,627)	(8,458,450)	(16,377,042)

Interest expenses Interest expense	(2,344,317)	(6,186,962)	(14,484,249)
Interest income	380,918	4,072,473	5,884,060
Equity in (loss) income of subsidiaries	(63,625,771)	71,588,194	102,789,023
Other (loss) income, net	1,334,862	(1,677,570)	(1,296,857)
Income (loss) before income taxes	(72,025,935)	59,337,685	76,514,935
Income tax expense	—	—	—
Net (loss) income	(72,025,935)	59,337,685	76,514,935

STATEMENTS OF COMPREHENSIVE INCOME

(Amount in U.S. dollars)

	Year ended December 31,
	2013	2014	2015

Net (loss) income	(72,025,935)	59,337,685	76,514,935
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	6,196,609	2,307,350	(5,732,030)
Comprehensive (loss) income	(65,829,326)	61,645,035	70,782,905

TRINA SOLAR LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

(Amount in U.S. dollars)

Operating activities:
Net (loss) income	(72,025,935)	59,337,685	76,514,935
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Equity in loss (income) of subsidiaries	63,625,771	(71,588,194)	(102,789,023)
Gain on repurchase of convertible senior notes	(282,625)	—	—
Share-based compensation	5,667,846	4,399,729	6,007,084
Amortization of convertible senior notes issuance costs	—	1,131,147	3,850,512

Changes in operating assets and liabilities:
Other current assets	91	97	(22,558)
Other noncurrent assets	—	—	—
Accrued expenses and other current liabilities	(1,633,225)	1,776,708	2,715,268
Net cash used in operating activities	(4,648,077)	(4,942,828)	(13,723,782)

Investing activities:
Repayment of amounts due from group companies	83,833,829	—	9,927,936
Funds transferred to group companies	—	(354,745,383)	—
Net cash provided by (used in) investing activities	83,833,829	(354,745,383)	9,927,936

Proceeds from issuance of ordinary shares pursuant to share option plan	922,556	1,408,184	1,102,134
Proceeds from issuance of convertible notes	—	287,500,000	—
Debt issuance costs	—	(8,704,466)	—
Payments for repurchase of convertible senior notes	(26,292,375)	—	—
Redemption of convertible senior notes	(57,007,000)	—	—
Proceeds from issuance of ordinary shares, net of issuance costs	—	132,413,810	—
Payment for call options in connection with convertible senior notes issuance	—	(52,311,578)	—
Net cash (used in) provided by financing activities	(82,376,819)	360,305,950	1,102,134

Net change in cash	(3,191,067)	617,739	(2,693,712)

Cash at the beginning of the year	5,739,486	2,548,419	3,166,158
Cash at the end of the year	2,548,419	3,166,158	472,446

* * * * *